Form 20-F
period 2018-12-31
Cango Inc.
filed 2019-04-25
CIK 1725123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-38590

Cango Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

10A, Building 3, Youyou Century Plaza

428 South Yanggao Road, Pudong New Area

Shanghai 200127

People`s Republic of China

(Address of principal executive offices)

Yongyi Zhang, Chief Financial Officer

Telephone: +86 21 3183 5087

Email: ir@cangoonline.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares	New York Stock Exchange

Ordinary Shares, par value US$0.0001 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

223,484,172 Class A ordinary shares were outstanding as of December 31, 2018

79,325,720 Class B ordinary shares were outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•

the “Acquisition” are to our acquisition of an additional 50% of equity interest in Shanghai Autohome, which we completed at the end of September 2018; after the completion of the Acquisition, Shanghai Autohome became our wholly-owned consolidated subsidiary;

•	“active dealers” are to dealers which have sold at least one car which is funded by a financing transaction we facilitate in the specified period;

•	“ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“CAGR” are to compound annual growth rate;

•	“Can Gu Long Shanghai” are to Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd., a company established under the law of the PRC and our wholly-owned subsidiary;

•	“car buyers” are to individuals who have purchased a car;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;

•	“Didi Chuxing” are to Xiaoju Kuaizhi Inc., a company organized under the laws of the Cayman Islands, and its affiliates;

•	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;

•	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;

•

“financing transactions” are to loans and financing leases; financing transactions we facilitate include financing transactions funded by financial institutions and financing transactions funded by Shanghai Autohome; the “amount of financing transactions” refer to the principal amount of financing transactions we facilitated in a specified period;

•	“lower-tier cities” are to cities in China that are not tier-one and tier-two cities;

•

“M1+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;

•

“M3+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;

•	“new car dealers” are to dealers that sell new cars to car buyers, including dealers that sell both new cars and used cars;

•	“OEMs” are to automotive original equipment manufacturer;

•	“registered dealers” are to dealers who are registered with our platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SaaS” are to software as a service;

•	“Shanghai Autohome” are to Shanghai Autohome Financing Lease Co., Ltd., a company organized under the law of the PRC and our wholly-owned subsidiary after the completion of the Acquisition;

•	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and our consolidated VIE;

•	“shares” are to our outstanding ordinary shares and/or convertible preferred shares;

•

“tier-one and tier-two cities” refer to (i) tier-one cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-two cities in China, namely (a) Tianjin and Chongqing, (b) the provincial capital cities except for Guangzhou, Yinchuan, Xining and Lhasa and (c) several prefecture-level cities, namely, Qingdao, Foshan, Dalian, Ningbo, Suzhou, Wuxi, Xiamen, Dongguan and Wenzhou;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“we,” “us,” “our company” and “our” are to Cango Inc., its consolidated VIE and/or their respective subsidiaries, as the context requires; and

•	“WP Fintech” are to Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company and one of our principal shareholders.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 19, 2019, the noon buying rate for Renminbi was RMB6.7032 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our solutions and services;

•	our expectations regarding keeping and strengthening our relationships with dealers, financial institutions, car buyers and other platform participants; and

•	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the consolidated balance sheet data as of December 31, 2016, as set forth below, from our audited consolidated financial statements that are not included in this annual report.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues
Loan facilitation income	431,646	1,019,081	916,280	133,267
Leasing income	—	—	59,093	8,595
Delinquent asset management income	1,831	26,102	9,451	1,375
Others	802	7,021	106,589	15,503

Total revenues	434,280	1,052,204	1,091,414	158,740

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating cost and expenses:
Cost of revenue	170,044	386,054	430,059	62,549
Sales and marketing	39,537	114,145	167,244	24,325
General and administrative	34,550	101,277	151,076	21,973
Research and development	5,000	19,419	46,709	6,794
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(354)	(51)
Provision for credit losses	—	156	19,960	2,903

Total operating cost and expenses	249,875	582,184	814,695	118,492

Income from operations	184,405	470,020	276,720	40,247

Interest income	4,099	16,164	61,465	8,940
Income/(loss) from equity method investments	(9,988)	4,856	42,685	6,208
Interest expense	(450)	(12,994)	(19,011)	(2,765)
Foreign exchange (loss)/gain, net	—	(25,403)	1,447	210
Other income, net	8,429	15,818	32,701	4,756

Net income before income taxes	186,495	468,460	396,007	57,597
Income tax expenses	(53,014)	(119,403)	89,083	(12,957)

Net income	133,481	349,057	306,924	44,640

Less: Net income attributable to the non-controlling interests	4,575	8,048	4,232	616
Net income attributable to Cango Inc.’s shareholders	128,906	341,010	302,692	44,025

Earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic and diluted	0.51	1.35
Earnings per Class A and Class B ordinary share:
Basic and diluted			1.08	0.16
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic	127,149,202	127,149,202
Diluted	252,831,716	252,831,716
Weighted average shares used to compute earnings per Class A and Class B ordinary share:
Basic			279,156,744	279,156,744
Diluted			280,873,806	280,873,806

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	44,989	803,271	2,912,901	423,664
Restricted cash – current	1,011	10,060	298,900	43,473
Short-term investments	106,000	62,380	265,870	38,669
Accounts receivable, net	469	85,595	86,514	12,583
Finance lease receivables – current, net	—	—	1,123,704	163,436
Prepaid expenses and other current assets	11,024	144,858	61,273	8,912
Restricted cash – non-current	—	319,352	668,628	97,248
Long-term investments	185,800	191,003	292,099	42,484
Equity method investments	70,803	165,660	1,448	211
Goodwill	—	—	145,064	21,099
Deferred tax assets	54,889	67,774	100,195	14,573
Finance lease receivables – non-current, net	—	—	1,282,457	186,526
Total assets	714,857	1,996,868	7,301,140	1,061,907
Short-term debts	—	—	660,000	95,993
Long-term debts – current	—	—	467,194	67,951
Accrued expenses and other current liabilities	85,854	328,523	211,459	30,755
Risk assurance liabilities	149,788	129,935	173,210	25,192
Long-term debts – non-current	189,573	175,000	472,793	68,765
Total liabilities	503,769	736,860	2,045,773	297,545
Total mezzanine equity	3,941,846	3,941,846	—	—
Total shareholders’ (deficit)/equity	(3,730,759)	(2,681,838)	5,255,367	764,361

Non-GAAP Measure

We use adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted, three non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted help identify underlying trends in our business by excluding the impact of share-based compensation expenses relating to the Share Incentive Plan 2018, or the ESOP Expenses, which are non-cash charges. We believe that adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income/(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles our adjusted net income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the years ended December 31,
	2016	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$
Net income	133,481	349,057	306,924	44,640
Add: ESOP Expenses(1)	—	—	33,411	4,859

Adjusted net income	133,481	349,057	340,335	49,500

Less: Net income attributable to the noncontrolling interest shareholders	4,575	8,048	4,232	616
Adjusted net income attributable to Cango Inc.’s ordinary shareholders	128,906	341,010	336,103	48,884

Adjusted net income per ADS-basic(2)	1.02	2.70	2.41	0.35
Adjusted net income per ADS-diluted(2)	1.02	2.70	2.39	0.35
Weighted average ADS outstanding—basic	63,574,601	63,574,601	139,578,372	139,578,372
Weighted average ADS outstanding—diluted	126,415,858	126,415,858	140,436,903	140,436,903

(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the years ended December 31,
	2016	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	—	1,370	199
Sales and marketing	—	—	7,117	1,035
General and administrative	—	—	23,187	3,372
Research and development	—	—	1,737	253

ESOP Expenses	—	—	33,411	4,859

(2)	Each ADS represents two ordinary shares.

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2019, the noon buying rate for Renminbi was RMB6.7032 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Industry and Business

We have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.

The automotive and mobility markets, including the automotive finance market, in the PRC are relatively new and at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow as rapidly. As part of our business, we offer automotive financing facilitation, automotive transaction facilitation and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers and other industry participants. Helping more industry participants to recognize the value of our services is critical to increasing the number and amount of financing transactions and automotive transactions we facilitate and to the success of our business.

We launched our business in 2010 and have a limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in most aspects of our business operation, such as credit origination, data-driven credit assessment, delinquent asset management and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. The laws and regulations governing the automotive finance industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our credit assessment model, our business model or our operations in general. For example, we may seek to expand the base of car buyers that we serve, which could result in higher overdue ratios of financing transactions we facilitate. Our abilities to retain dealers, financial institutions and other platform participants and to attract new platform participants are also critical to our business. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer automotive financing solutions to a growing number of car buyers;

•	maintain and enhance our relationships and business collaboration with dealers, financial institutions and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of our business;

•	maintain low overdue ratios of financing transactions we facilitate;

•	comply with complex and evolving laws and regulations;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;

•	navigate economic conditions and fluctuations;

•	implement our business strategies, including the offering of new services; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

We experienced rapid growth in our revenues and net income historically, but we may not be able to maintain such growth in the future.

We experienced rapid growth in our revenues and net income, but the growth rate of our revenues has slowed down and our net income has decreased in 2018. Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million in 2017, and our net income increased by 161.5% from RMB133.5 million in 2016 to RMB349.1 million in 2017. In comparison, our revenues increased by 3.7% from RMB1,052.2 million in 2017 to RMB1,091.4 million (US$158.7 million) in 2018, and our net income was RMB306.9 million (US$44.6 million) in 2018 compared to RMB349.1 million in 2017. The slower growth rate of our revenues and decline of our net income were primarily due to a change in our dealer coverage model as well as conditions in the automotive market. The year of 2018 was a transitional period for our dealer coverage model, as our sales team had started to cover a significant number of dealers that were previously covered by dealer financial managers. To implement this change in our dealer coverage model, we hired a large number of employees, and our sales team expanded from 1,691 as of December 31, 2017 to 2,469 as of December 31, 2018. It typically takes a few months for a new sales representative to achieve a sufficient level of efficiency through on-the-job training. The challenges of integrating the new employees into our sales team had an adverse effect on our results of operations. The quick expansion of the sales team and the increase in the average compensation for sales staff also contributed to the increase in our sales and marketing expenses, which negatively affected our net income. Our results of operations were also affected by changes in government policies and the automotive market. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in 2018. In addition, the challenging macroeconomic environment in China in 2018 also led to a decline in new car sales. In light of that, certain OEMs launched short-term marketing campaigns, offering financing solutions with more significant subsidies in 2018, which competed with the financing solutions facilitated by us. As a result, the number of automotive financing transactions facilitated decreased from 434,881 in 2017 to 356,576 in 2018. The amount of automotive financing transactions facilitated decreased from RMB26.6 billion in 2017 to RMB21.7 billion in 2018.

There can be no assurance that we will be able to successfully implement our growth strategies. A general downturn of the automotive transaction industry due to regulatory or economic factors or increased competition may continue to have a material adverse effect on our business and results of operations beyond 2018

We may not be able to effectively manage our growth, control our expenses or implement our business strategies, in which case we may be unable to maintain high quality services or compete effectively.

We experienced a period of rapid growth and expansion, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth and profitability will be sustainable or achieved at all in the future. Primarily due to a change in our dealer coverage model and conditions in the automotive transaction market, we experienced lower year-on-year revenue growth and a net income decline in 2018 compared to 2017. We believe that our growth and expansion will depend on our ability to develop new sources of revenue, attract new car buyers, collaborate with additional financial institutions, retain and expand our dealer network, maintain and grow our relationships with OEMs and capture growth opportunities in new geographies, implement our marketing strategies and compete against our existing and future competitors. There can be no assurance that we will achieve any of the above.

To manage our growth and expansion, and to maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improving our technology infrastructure as well as accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with platform participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to penetrate into new cities in China, where we may have difficulty in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

We may not be able to successfully expand or maintain or effectively manage relationships with our network of dealers.

As of December 31, 2018, we had a network of 46,565 registered dealers across China. Our extensive dealer network is a foundation of our platform, and we closely collaborate with our registered dealers in providing services to financial institutions and car buyers. We plan to expand our dealer network, including by further perpetrating our existing markets and expanding our geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our dealer network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers to our platform may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our relationships with our registered dealers are not exclusive, and there can be no assurance that they will maintain their level of participation on our platform. Dealers may find the amount of commissions offered by us or financial institutions to be unattractive. We also offer various solutions and services to dealers, including operating an automobile trading platform to facilitate car trading amongst dealers, facilitating dealers’ purchase of cars from automotive wholesalers, and sourcing car buyers online to facilitate purchases from our registered dealers. However, our registered dealers may not utilize these solutions and services or such solutions and services may not bring the expected benefits to dealers. Dealer participation on our platform may also be affected by various factors that are beyond our control, including the decrease in popularity of the car models offered by our registered dealers. A decrease in the number of car buyers referred by our registered dealers or a reduced level of dealers’ utilization of our other solutions and services could materially and adversely affect our business, financial condition and results of operations.

We manage our dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, our in-house sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 11.1% of the number of registered dealers in our dealer network as of December 31, 2018, we rely on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by our competitors more actively than ours. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of our automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm our reputation. Our recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused us harm, and we may encounter significant difficulties in enforcing our contractual rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer us prospective car buyers who have been turned down by other financing solutions providers, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. If we fail to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents, we may experience higher overdue ratios and/or suffer damage in our relationships with financial institutions. To manage such risk, we monitor our registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which we believe present significant credit risk to us. However, such risk management policy may not be effective and may also contribute to significant turnovers among our registered dealers and sales agents. In the fourth quarter of 2018, we ceased collaboration with 3,099 registered dealers. Significant turnovers may require us to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on our operational efficiency.

We implemented a change in our dealer coverage model in the first quarter of 2018, and our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. However, there can be no assurance that such approach will deliver the expected outcome, and our business, results of operations and financial condition could be materially and adversely affected.

Our success depends on our ability to attract prospective car buyers.

In 2017 and 2018, the amount of financing transactions we facilitated was RMB26.6 billion and RMB21.7 billion (US$3.2 billion), respectively. The growth of our automotive financing facilitation business depends on our ability to attract prospective car buyers. In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers, and the amount of financing and other transactions we facilitate to them, may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, we must also devote significant resources to enhancing the experience of car buyers on our platform on an ongoing basis. We must enhance the functionality and ensure the reliability of our platform. We must also continually enhance our speed for processing credit applications without compromising our risk management function. If we fail to provide superior customer service or address complaints of car buyers on our platform in a timely manner, we may fail to attract prospective car buyers as to our solutions and services, the number of financing transactions we facilitate may decline.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

We rely on a limited number of financial institutions to fund the financing transactions we facilitate and any adverse change in our relationships with such financial institutions may materially and adversely impact our business and results of operations.

We rely on a limited number of financial institutions to fund financing transactions to car buyers. As of December 31, 2018, we were in collaboration with 12 third-party financial institutions. In 2018, the amount of financing transactions we facilitated was RMB21.7 billion (US$3.2 billion), 91.8% of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find our services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or our service fees to be too expensive. In addition, regardless of our risk management efforts, financing transactions we facilitate may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. We have relied on, and we may continue to rely on, two financial institutions, Jincheng Bank and WeBank, to arrange funding for a substantial portion of financing transactions we facilitate. In 2018, 30.0% and 41.9% of the amount of financing transactions we facilitate was respectively funded (i) by Jincheng Bank under the direct partnership model and (ii) under the co-partnership model, in which we partner with WeBank to facilitate financing transactions with funding provided by WeBank and other financial institutions. In 2017 and 2018, revenues attributable to our collaboration with Jincheng Bank, including fees received from car buyers in the relevant transactions, was RMB838.9 million and RMB325.8 million (US$47.4 million), which represented 79.7% and 29.8% of our total revenues, respectively. Since September 19, 2017, Jincheng Bank ceased to be a related party as a result of Mr. Xiaojun Zhang’s resignation from the board of directors of Jincheng Bank. Revenues attributable to our collaboration with WeBank, which started in the third quarter of 2017, was RMB444.3 million (US$64.6 million) in 2018, which represented 40.7% of our total revenues in that period. For further information as to our arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Our Relationships with Our Platform Participants—Financial Institutions.”

There can be no assurance that we will be able to rely on such funding arrangements in the future. For example, although we collaborated with nine financial institutions under the co-partnership model as of December 31, 2018, any such financial institution may decide to reduce the amount that it will fund for financing transactions we facilitate in the future or discontinue such funding altogether. We continue to identify and expand the number of financial institutions to collaborate with, but there can be no assurance that the number of financial institutions we collaborate with will become increasingly diversified in the future. Given our current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions we facilitate, or if any such financial institution encounters liquidity issue in general, our business, financial condition and results of operations may be materially and adversely affected. In addition, many of our new business initiatives depend on our relationships with financial institutions. For example, we plan to broaden the offering of financing solutions that are subsidized by OEMs. Financial institutions may not fund such financing solutions in sufficient amounts, or at all, and our business, results of operations and financial condition would be materially and adversely affected.

Certain financial institutions we collaborate with have limited operating history in automotive financing. Furthermore, our ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry and the commercial banking industry in the PRC continue to evolve. We may from time to time experience constraints as to the availability of funds from financial institutions, especially as our business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting our ability to facilitate financing transactions. Such limitations may also restrain the growth of our business. Any prolonged constraint as to the availability of funds from financial institutions may also harm our reputation or result in negative perception of the services we offer, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions facilitated by us or the willingness of dealers and other platform participants to collaborate with us.

On July 6, 2018, we entered into a strategic cooperation agreement with the head office of Industrial and Commercial Bank of China, or ICBC, the largest bank in the PRC by total assets. Pursuant to the strategic cooperation agreement, we will facilitate cooperation between ICBC and OEMs, thereby providing OEM-subsidized and non-subsidized automotive financing solutions to customers of 4S dealers. Over the next three years, we and ICBC aim to cooperate with 40 to 50 major OEMs and provide automotive financing solutions through a nation-wide network of 10,000 to 15,000 4S dealers and a larger number of non-4S dealers across over 500 cities in China. The agreement has an initial term of one year and can be automatically renewed with unlimited terms, unless either party provides notice in writing more than 30 days prior to the expiration of a term. The specific terms of cooperation will be provided under separate agreements that the two parties enter into from time to time. Following the completion of system integration with ICBC in the third quarter, we have begun negotiating with a number of major domestic OEMs on the joint launch of customized OEM-subsidized products nationwide. There can be no assurance that the expected benefits of the strategic partnership will be realized. ICBC may not allocate sufficient resources to the partnership for a variety of reasons, including, among other things, dissatisfaction with the scale or quality of our platform or changes in general market conditions. In addition, ICBC may refuse to renew the strategic cooperation agreement, and ICBC may also refuse to enter into or renew the agreements that specify the terms of cooperation. On the other hand, there is no assurance that OEMs will cooperate with us under our strategic cooperation agreement with ICBC. As a result, our business, results of operations and financial condition would be materially and adversely affected. Furthermore, we expect to bear credit risk for automotive financing transactions to be funded by ICBC. An increase in overdue ratios of such transactions could have a material adverse impact on our results of operations and financial condition.

We may fail to maintain and expand our strategic partnership with Didi Chuxing.

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of March 31, 2019, it beneficially owned 43,484,992 Class A ordinary shares, representing 14.4% of our outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. We facilitated over 100 automotive transactions for licensed Didi Chuxing drivers across seven cities within the last two months of 2018, and provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales.

There can be no assurance that we will successfully execute the plan. Drivers and other participants of Didi Chuxing’s platform may not recognize the value of our services. Furthermore, the business cooperation agreement does not specify a target or commitment as to the scale of cooperation. Didi Chuxing may terminate, or reduce the scale of, our cooperation or otherwise limit our ability to offer services to participants of its platform. If we fail to maintain and expand our strategic partnership with Didi Chuxing, our business, results of operations and financial condition would be materially and adversely affected.

Pursuant to the shareholders agreement, we may not set up any joint venture, partnership or enter into any strategic cooperation arrangements with certain competitors of Didi Chuxing, for so long as Didi Chuxing’s shareholding percentage in our company is not lower than five percent. Such restrictions may adversely affect our business, results of operations and financial condition.

We may fail to maintain relationships with online automotive advertising platforms and to effectively manage such relationships.

We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. We view online automotive advertising platforms as alternative channels to engage car buyers. Such platforms may enter into exclusive business collaboration with our competitors, or they may offer automotive financing solutions of their own and compete with our business. If we were unable to source car buyers through these online channels or effectively engage such car buyers, the value that our platform is able to bring to other participants such as dealers and financial institutions may be materially and adversely affected, and our business, financial condition and results of operations may become negatively impacted as a result.

OEMs may not continue to participate on our platform.

Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. In addition, as part of our automotive transaction facilitation services, we plan to purchase cars from OEMs to facilitate the sale of such cars to our registered dealers. We believe our collaboration with OEMs makes our platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that we will be able to build and grow our relationships with OEMs. OEMs may perceive us as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest financing solutions offered on our platform or even terminate such subsidies. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy, and our business, results of operations and financial condition could be materially and adversely affected. OEMs may also decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to us. Our failure to build and grow our relationships with OEMs could materially and adversely affect our business, financial condition and results of operations.

We operate in a market where the credit infrastructure is still at an early stage of development. Information that we receive from third parties concerning a prospective car buyer may be outdated, incomplete or inaccurate, which may compromise the accuracy of our credit assessment.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the People’s Bank of China, or the PBOC, in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosures and bankruptcies. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate.

For the purpose of credit assessment, we obtain credit information from prospective car buyers, and with their authorization, obtain credit data from external parties to assess applicants’ creditworthiness. We may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’ creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. There is also a risk that following our obtaining a car buyer’s information, the car buyer may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt, including pledging the car as collateral for such debt; or

•	sustained other adverse financial events.

Such outdated, incomplete or inaccurate information could compromise the accuracy of our credit assessment model and adversely affect the effectiveness of our control over our overdue ratios, in which case our results of operations will be harmed.

We rely on our credit assessment model and credit assessment team in evaluating credit applications. Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed.

Credit applications by our car buyers are evaluated based on credit assessment conducted by our credit assessment model, and our credit assessment team conduct a manual evaluation when necessary. Based on our credit assessment model, we automatically approved 24.9% of applications, and we automatically rejected approximately 7.5% of applications in 2018. Our credit assessment team, which was comprised of more than 50 experienced reviewers as of December 31, 2018 and led by a supervisor with over 15 years of experience in automotive finance, manually evaluates the rest of the applications. If our credit assessment model or our credit assessment team fail to perform effectively, our business and results of operations may be materially and adversely affected.

Our credit assessment model builds on machine learning algorithms including logistic regression and gradient boost decision tree. While we rely on machine learning algorithms to refine our model and system, there can be no assurance that our application of such algorithms will continue to deliver the expected benefits. In addition, as we have a limited operating history, we may not have accumulated sufficient credit data to optimize our model and system. Even if we have sufficient credit data and our credit assessment model has been tailored for prospective car buyers on our platform for our current operation, such data and credit assessment model might not be effective as we continue to increase the amount of financing transactions we facilitate, expand the car buyer base and broaden our engagement efforts with car buyers generally through different channels in the future. If our system contains programming or other errors, if our model is ineffective or if the credit data we obtained is incorrect or outdated, our credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications.

We rely on our credit assessment team to evaluate a substantial portion of credit applications submitted by prospective car buyers. Our reviewers frequently exercise judgments based on their experience and knowledge, and such judgments are subject to errors. In addition, if we fail to retain experienced reviewers or effectively train new reviewers, we may be unable to either offer financing solutions to creditworthy car buyers or maintain low overdue ratios of financing transactions we facilitate. To improve our operational efficiency, we plan to enhance the level of automation in the credit assessment process. However, such change in the credit assessment process could lead to an increase in overdue ratios, which would materially and adversely impact our business and results of operations.

If we are unable to maintain low overdue ratios for financing transactions we facilitate, our business and results of operations may be materially and adversely affected. Historical overdue ratios for financing transactions we facilitated may not be indicative of future results.

We may not be able to maintain low overdue ratios for financing transactions we facilitate, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual car buyers. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.39%, 0.34% and 0.37% as of December 31, 2016, 2017 and 2018, respectively. However, we cannot assure you that we will be able to maintain low overdue ratios in the future or that the overdue ratio as of December 31, 2018 is indicative of our future credit performance. Overdue ratios for financing transactions we facilitated may deteriorate over time or as our business volume expands. The way how car buyers’ delinquencies affects our results of operations depends on the funding arrangement for the relevant financing transactions.

We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions we facilitate would harm our business relationship with them. As of December 31, 2018, the total outstanding balance of financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under this arrangement was RMB18.9 billion (US$2.8 billion), representing 55.3% of the total outstanding balance of financing transactions we facilitated.

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2018, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB13.3 billion (US$1.9 billion), representing 39.0% of the total outstanding balance of financing transactions we facilitated. At the inception of each financing transaction facilitated under such arrangements, we recognize risk assurance liabilities at fair value. We recognize additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which we are obligated to bear credit risk could have a material adverse impact on our results of operations. Our risk assurance liabilities were RMB173.2 million (US$25.2 million) as of December 31, 2018, and the amount of performed risk assurance liabilities was RMB77.7 million (US$11.3 million) in 2018. Furthermore, our fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. We will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than our estimate at inception.

We record financing lease receivables in relation to financing leases funded by Shanghai Autohome on our consolidated balance sheet. As such, we bear credit risk as to such financing leases, and any increase in overdue ratios could materially and adversely affect our business, results of operations and financial condition.

Collection and repossession efforts by our in-house team and third-party service providers may become less effective and may also subject us to regulatory risks and reputational risks.

We utilize our in-house team to collect repayment and third-party repossession agents to repossess car collaterals. The effectiveness of our collection and repossession efforts is critical to our business. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, failures in our collection and repossession efforts would harm our business relationship with such financial institutions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we record financing receivables in relation to financing leases funded by Shanghai Autohome on our balance sheet. As such, we bear credit risk as to such financing leases. Our failure to collect overdue repayments for the financing transactions we facilitate or repossess the related car collaterals will have a material adverse effect on our business operations and financial position. As the amount of financing transactions we facilitate increases in the future, we may devote additional resources into our collection and repossession efforts. However, we cannot assure you that our collection and repossession efforts will be successful and that we would be able to utilize such additional resources in a cost-efficient manner.

As an aid to our repossession efforts, we install a telematics device in every car purchased through our platform. However, there can be no assurance of the effectiveness of such measure. For example, we might be unable to locate cars parked in underground garages or remote areas due to poor telematics signal reception. Even if we were able to locate a car, the car buyer may resort to physical force to resist repossession or steal the repossessed car from our warehouse. From the beginning of 2016 to December 31, 2018, the success rate for our repossession agents to repossess cars with telematics devices was 70.5%. Furthermore, the telematics devices may be removed intentionally by car buyers or dealers or unintentionally during repairs, and we would need to rely on other information relating to the car buyer, including the address specified in the credit application, to locate such cars. From the beginning of 2016 to December 31, 2018, the success rate for our repossession agents to repossess cars without telematics devices was 21.0%.

We endeavor to ensure our collection and repossession efforts comply with the relevant laws and regulations in the PRC and we have established strict policies and implemented measures to ensure that our collections personnel and third-party repossession agents do not engage in aggressive or predatory practices. We cannot assure you that such teams will not engage in any misconduct while performing their tasks. In particular, we have no direct control over the employees of third-party repossession agents. Any misconduct by our collection personnel and third-party repossession agents or the perception that our collection and repossession practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine our ability to collect repayments or repossess cars from car buyers in default, lead to a decrease in the willingness of prospective car buyers to apply for and utilize financing transactions we facilitate, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

The service fees for our automotive financing facilitation services may decline in the future, and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a substantial portion of our revenue from automotive financing facilitation services. Any material decrease in our service fees from automotive financing facilitation services would have a substantial impact on our revenue and profit margin. The service fees we charge financial institutions could be affected by a variety of factors, including the competitive landscape of the automotive finance industry and regulatory requirements. Our service fees from financial institutions may also be affected by a change over time in the mix of the types of services we offer. Our competitors may also offer more attractive service fees, which may require us to reduce our service fees to compete effectively.

In addition, our financing facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In the event that the amount of service fees we charge financial institution decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

The laws and regulations governing the automotive and mobility industries in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries, including the automotive finance industry. The application and interpretation as to certain of these laws and regulations are currently ambiguous and may be interpreted and administered inconsistently between the different government authorities and local bureaus. The PRC government may also implement measures to control credit supply, which would affect the automotive finance industry.

As of December 31, 2018, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as our company to new or specific requirements (including without limitation, capital requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In September 2016, a local branch of administration for industry and commerce, or the AIC, in Changsha of Hunan province imposed an administrative penalty to our subsidiary in Hunan and held that the commissions paid by us to local dealers in connection with automotive financing facilitation constituted commercial bribes in violation of Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated by the National People’s Congress in September 1993, and amended in November 2017 after the local AIC’s penalty decision, or the Anti-Unfair Competition Law, and the Interim Provisions on Banning Commercial Bribery which was promulgated by the State Administration for Industry and Commerce in November 1996, or the Anti-Bribery Provisions. We surrendered RMB58,499.23 (US$8,508.36) of alleged illegal income and paid a fine of RMB100,000.00 (US$14,544.40) pursuant to the local AIC’s decision. It is common practice in the PRC to pay dealers commissions for their services in connection with automotive financing facilitations and we have not received any similar penalty decisions from national or other local AICs where we have operations. Pursuant to the Anti-Unfair Competition Law, it is permitted to pay commissions to a middleman explicitly if the parties properly reflect such commissions in their financial records. To strengthen our compliance under the anti-bribery and fair competition laws, we have entered into written contracts with most local dealers to which we pay commissions in Hunan province and other regions in the PRC to document the terms of the dealers’ services and the amount of commissions payable by us for such services, which have been reflected in our financial and tax accounts. However, there are substantial uncertainties regarding the implementation and interpretation of PRC laws and regulations in this regard, which are at the local governmental agencies’ significant discretion; further, the Anti-Bribery Provisions and the Anti-Unfair Competition Law may be interpreted and administered inconsistently between different local AICs and such interpretations may change over time. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” There can be no assurance that we will not be subject to similar penalty due to allegations of violating relevant commercial bribery or unfair competition laws in the future by the local AIC in Changsha or other regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to additional penalties for commissions paid to dealers, we may have to change our business model or cease part of our business, which could materially and adversely affect our business, results of operations or financial condition.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. In addition, a bank may not permit its service provider in cash loan business to collect interest or fees from borrowers. There is still uncertainty as to the interpretation and application of the requirements in Circular 141. The opening paragraph of Circular 141 states, in relevant parts, that while the growth of cash loan business “has helped certain groups in society satisfy their needs for normal consumption credit to a certain extent, it has created several significant problems including, among other things, over-borrowing, repetitive credit approvals, improper collection practice, excessively high interest rates and intrusions on personal privacy, posing relatively large financial risk and societal risk.” While this statement suggests that the regulatory authorities are primarily concerned about abuses in the cash loan industry, it is uncertain whether any requirements in Circular 141 may be applicable to the automotive finance industry. In connection with our automotive financing facilitation business, we provide credit assessment service to financial institutions to assist them in making ultimate credit decisions. Under our arrangements with certain financial institutions, Shanghai Cango is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we charge car buyers fees for value-added services associated with purchasing a car with financing. If the relevant regulatory authorities determine that Circular 141 is applicable to the automotive finance industry, and our business is deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to significantly change our business model.

Shanghai Cango may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, on August 2, 2017 which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

Under our arrangements with certain financial institutions, Shanghai Cango is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2018, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB13.3 billion (US$1.9 billion), representing 39.0% of the total outstanding balance of financing transactions we facilitated. Shanghai Cango is also obligated to bear credit risk with respect to an amount of financing transactions funded under the direct partnership model. As of December 31, 2018, such financing transactions represented 8.7% of the total outstanding balance of financing transactions we facilitated. On April 2, 2018, China Banking and Insurance Regulatory Commission, together with several other governmental authorities, jointly adopted (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules, which further stipulates that “financing guarantee business” under the Four Supporting Measures of the Financing Guarantee Rules, among other things, includes “guarantee business related to loans,” which refers to the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing.

Due to the lack of further interpretations of the Four Supporting Measures of the Financing Guarantee Rules, the exact scope and application of “operating financing guarantee business” under such regulations are still unclear. It is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. We have utilized Cango Financing Guarantee Co., Ltd., a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in certain cases, while in most cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under our arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid borrowings of Shanghai Cango under our current arrangements with certain financial institutions qualify as “operating financing guarantee business”, we may be required to either cease bearing credit risk as part of our arrangements with the financial institutions as described above, or adjust our arrangements with the financial institutions to the effect that only Cango Financing Guarantee Co., Ltd. will bear the credit risk. If we are unable to satisfy such requirement, we may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, even if we successfully change our arrangements with the financial institutions and only Cango Financing Guarantee Co., Ltd. will provide such credit enhancement services in the future, the outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets as required by the Financing Guarantee Rules. If the amount of guarantee liabilities exceeds ten times of Cango Financing Guarantee Co., Ltd.’s total net assets, we may be required to increase the total net assets of Cango Financing Guarantee Co., Ltd. by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

Our business of facilitating financing transactions between financial institutions and car buyers may constitute provision of intermediary service, and our agreements with these financial institutions may be deemed as intermediation contracts under the PRC Contract Law.

Our business of facilitating financing transactions by connecting financial institutions and individual car buyers may constitute an intermediary service, and such services may be deemed as intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Intermediation.” Therefore, if we fail to provide material information to financial institutions, or if we fail to identify false information received from car buyers or others and in turn provide such information to financial institutions, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damage caused to financial institutions as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with financial institutions, we could also be held liable for damages caused to financial institutions pursuant to the PRC Contract Law.

We may not be able to enforce our rights against car buyers.

We offer car buyers various value-added services associated with purchasing a car with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. However, we do not enter into written contracts with some car buyers, and for those we had written contracts with, the contract terms are not clear about the service fees we charge. In the event a legal dispute arises between a car buyer and us, we may not be able to enforce our rights against the relevant car buyer. Our failure to enforce our rights may materially and adversely affect our business, results of operation and financial condition.

The scale of Shanghai Autohome’s business may be limited by its total net assets.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission. Shanghai Autohome funds financing leases for car buyers on our platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

Shanghai Autohome is our wholly-owned consolidated subsidiary. We may expand the amount of financing leases provided by Shanghai Autohome, which would increase the amount of financing lease receivables of Shanghai Autohome. When the amount of financing lease receivables exceeds ten times of Shanghai Autohome’s total net assets, we may be required to increase the total net assets of Shanghai Autohome by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

We face intense competition and we may not be able to compete effectively.

The automotive transaction industry in China is large yet competitive. We compete against automotive transaction platforms that connect various players across the automotive transaction value chain, to facilitate automotive and automotive-related transactions, including automotive financing. Our competitors may offer automotive financing solutions with lower cost and/or deliver better user experience to prospective car buyers. OEM-sponsored subsidy programs may also compete with our automotive financing solutions, reduce our market share and adversely affect our results of operations. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their platform, product and solution and service offerings. Our competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions, OEMs or other automotive transaction industry participants than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the automotive transaction or automotive finance industry and intensify the market competition. In response to competition and in order to grow or maintain the amount of financing transactions facilitated to car buyers, we may have to lower and/or adjust the various fees that we charge or pay to the different platform participants, which could materially and adversely affect our business, profit margins and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, which could harm our business and results of operations.

If our new solutions and services do not achieve sufficient market acceptance or provide the expected benefits to platform participants, our financial condition, results of operations and competitive position will be materially and adversely affected. New solutions and services may also subject us to regulatory risks.

We have incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, we recently started to offer automotive insurances on our platform, facilitate inventory and supply chain financing for dealers and provide SaaS solutions for dealers. We may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services and changes to our platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•	our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•	platform participants may not like, find useful or agree with any changes we make;

•	our failure to properly price new solutions and services;

•	negative publicity about our solutions and services or our platform’s performance or effectiveness;

•	failure to seamlessly integrate our technology system with those of existing or new financial institutions we collaborate with;

•	failure to evaluate credit applications efficiently;

•	views taken by regulatory authorities that the new solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors.

If our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to platform participants, our competitive position, financial condition and results of operations could be harmed. In addition, we may incur higher cost and expenses as a result of new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have issued equity securities and borrowed from financial institutions to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions we facilitate, further enhance our risk management capabilities, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. We may expand the amount of financing leases provided by Shanghai Autohome, and we may need to make additional capital contribution as a result. Furthermore, we may increase the number of cars that we purchase from automotive wholesalers or OEMs to enable our registered dealers to access additional car sourcing channels. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

Our failure to adequately recover value of car collaterals may materially and adversely affect our results of operations.

All financing transactions we facilitate are secured by car collaterals. Change in the residual value of car collaterals securing these financing transactions may affect their recoverability. How such change affects our results of operations depends on the funding arrangement for the relevant financing transaction. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, we charge such financial institutions fees for disposals of repossessed cars, and such fees are based on a percentage of the proceeds from disposals. As such, a decrease in residual value of car collaterals results in a decrease in the fee we charge for disposals. Under our arrangements with certain financial institutions, Shanghai Cango is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We incur losses as residual value of car collaterals declines below the amount we expected to recover. In addition, our wholly-owned subsidiary Shanghai Autohome directly funds financing leases, in which case security interest in the relevant collaterals belongs to Shanghai Autohome.

Residual values of car collaterals are often affected by factors beyond our control. After purchase by a car buyer, a car may suffer damage from traffic accidents. In addition, the introduction of new car models and overall trend of gradual decrease in used car prices with the age of cars may cause the residual value of cars to decrease. Restrictions on inter-city or inter-province transfer of used cars imposed by various local government authorities in China may also result in lower residual value of cars that likely will be transferred to such cities with local transfer restrictions. Although the central PRC government has recently issued several official opinions or circulars to prohibit such local restrictions and market segregation, aiming to stimulate inter-city or inter-province used car trading by deregulation, certain transfer restrictions are still officially allowed. Residual value may also be adversely affected due to inappropriate handling of the third parties we collaborate with, including repossession agents and warehouses. Our pricing models may not be able to capture all factors that may affect the residual value of car collaterals. Significant decrease in residual value of car collaterals may lower the recoverability of financing transactions and undermine the cost efficiency of our repossession efforts, which may materially and adversely affect our results of operations. Furthermore, there can be no assurance that we will be able to dispose car collaterals at residual values, or at all.

Our failure to facilitate the sale of cars that we purchased to dealers may have a material and adverse effect on our business, financial condition and results of operations.

In late 2017, we started to purchase cars from automotive wholesalers to facilitate the sale of such cars to our registered dealers. We primarily purchase car models that are reliable, affordable and based on our insights as to car buyers, feedback from registered dealers and market analysis as to perception and demand for such models, will appeal to car buyers in lower-tier cities. We price cars based on our massive amount of automotive transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. We have limited experience in the purchase of cars for sale to dealers, and there is no assurance that we will be able to do so effectively. Demand for the type of cars that we purchase can change significantly between the time the cars are purchased and the date of sale. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors, and dealers may not purchase them in the quantities that we expect. We may also need to adopt more aggressive pricing strategies for these cars than originally anticipated. We face inventory risk in connection with the car purchased, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. If we were to adopt more aggressive pricing strategies, our profit margin may be negatively affected as well. We may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.

Any harm to our brand or reputation or any damage to the reputation of financial institutions we collaborate with or other third parties or the automotive finance industry or failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	maintain and develop relationships with dealers and financial institutions;

•	maintain and develop relationships with OEMs;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	enhance and improve our credit assessment of car buyers;

•	effectively manage and resolve any complaints of dealers, financial institutions or car buyers; and

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

As the automotive finance market in China is under rapid development and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s automotive finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the automotive finance industry, such as bankruptcies or failures of platforms providing automotive financing solutions, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as any unethical or illegal activity by other industry players or any failure of platforms providing automotive financing solutions to detect or prevent unethical or illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive finance industry, such as widespread car buyer defaults, unethical or illegal activities by industry players and/or the closure of platforms providing automotive financing solutions, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We collaborate with various automotive transaction industry participants in providing our solutions and services. Such participants include dealers, financial institutions, sales agents, repossession agents, insurance brokers and companies and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

Fraudulent activities associated with car buyers could negatively impact our results of operations, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activities associated with car buyers, who may provide us with information that is inaccurate or misleading. We do not and may not be able to verify all the information we receive from car buyers. To the extent we verify car buyers’ information, our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could negatively affect our results of operations, harm our brand and reputation, discourage financial institutions from collaborating with us, reduce the amount of financing transactions facilitated to car buyers and lead us to take additional steps to reduce fraud risk, which could increase our costs. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high-profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Intermediation.” Although we have not been materially affected by fraudulent activities associated with car buyers in the past, we cannot rule out the possibility that such fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

Fluctuations in interest rates could negatively affect our reported results of operations.

We charge service fees to financial institutions for facilitating financing transactions. If prevailing market interest rates decline, the operating margins of financial institutions may decrease, which may force us to lower the service fees we are able to charge them. If we do not sufficiently lower our service fees and keep our fees competitive in such instances, financial institutions may decide not to utilize our services because of our less competitive service fees and may take advantage of lower service fees offered by other companies, and our ability to retain, attract and engage prospective financial institutions as well as our competitive position may be severely undermined. On the other hand, if prevailing market interest rates increase, car buyers would be less likely to finance car purchases with credit or we may need to reduce our service fees to mitigate the impact of increased interest rates, and our financial condition and profitability could also be materially and adversely affected.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new car buyers;

•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers, financial institutions and OEMs;

•	the amount of financing transactions we facilitate;

•	overdue ratios of financing transactions we facilitate;

•	the mix of solutions and services we offer;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through our platform on reasonable terms;

•	our emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to our risk assurance liabilities and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, we have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Our revenue trends reflect car purchase patterns by car buyers. Car buyers in China tend to purchase a higher volume of cars in the second half of each year, in part due to the introduction of new models from automakers. Further, the holiday period following the Chinese New Year is in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result of these factors, our revenues may vary from quarter to quarter. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may not realize the benefits we expect from our investments in certain securities and investment products, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We make investments in certain standardized capital instruments issued by financial institutions, including asset-backed securities in which the underlying assets are financing receivables related to financing transactions we facilitate. As of December 31, 2018, we had long-term investments in the amount of RMB292.1 million (US$42.5 million), which were related to asset-backed securities issued by Jincheng Bank as well as the equity investment in Beijing Chehejia Information Technology Co., Ltd., or Chehejia. Such asset-backed securities are part of the subordinated tranches and therefore associated with a higher level of investment risk. We have also made short-term investments in wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2018, we had short-term investments of RMB265.9 million (US$38.7 million). We cannot assure you as to the return of such investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

Uncertainties relating to the growth of the Chinese automotive and mobility markets in general, and the automotive finance industry in particular, could adversely affect our business and results of operations.

We generate a substantial portion of our revenue from service fees for automotive financing facilitation services. As a result, the amount of revenue is affected by the development of the automotive and mobility industries, and in particular the automotive finance industry, in China. The long-term viability and prospects of various automotive financing models in China remain relatively untested. As such, demand for our solutions and services and our future results of operations will depend on numerous factors affecting the development of the automotive and automotive finance industries in China, which may be beyond our control. These factors include:

•	the growth in car ownership and the rate of any such growth;

•	changes in car buyer demographics, tastes and preferences;

•	changing financing behavior of car buyers;

•	the selection, price and popularity of cars offered by dealers and OEMs; and

•	whether alternative channels or business models that better address the needs of car buyers emerge in China.

A general decline in the use of and demand for cars, or any failure by us to adapt our platform and maintain and improve the experience of various platform participants as to our solutions and services in response to new trends and requirements, may adversely affect our results of operations and business prospects.

Government policies on car purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in 2018. The termination of the lower consumption tax rate partially contributed to a slower year-on-year growth rate of our revenues in 2018 as well as expected decreases in net income in 2018 compared to 2017.

In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs will be exempted from the purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy cars designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy cars. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, our revenues may decrease, and our results of operations may be materially and adversely affected.

In May 2018, Ministry of Finance of China announced significant reductions in tariffs on imported cars and car parts, which will become effective on July 1, 2018. While such reductions are likely to enhance consumption in the automotive market, there may also be disruptions to existing market trends as a result of competition from imported products. If we fail to adapt to changes in the automotive market, our business, results of operations and financial condition would be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control urban traffic and the number of cars within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new car purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive and mobility industries, which in turn may have a material adverse impact on our business.

Any significant disruption in our IT systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing car buyers and financial institutions. Our IT systems infrastructure is currently deployed, and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers, and our operations depend on the service providers’ ability to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Many of our mobile applications are also provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of our mobile applications to users. Moreover, if our arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in our solutions and service as well as delays and additional expense in arranging new automotive financing solutions for car buyers and to serve our other platform participants. Our ability to exchange information with financial institutions and obtain credit data from third parties could also be interrupted.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with car buyers and financial institution and other platform participants and our reputation. We may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause car buyers and financial institutions and other platform participants to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Technology is a critical aspect in the efficient operation of our business, and if any of our systems contain undetected errors, or if we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may be materially and adversely affected.

The efficient and reliable operation of our business depends on technology as well as our IT systems. Our systems, enterprise applications and software on which we depend for the operation of our business may contain programming errors or other defects that our internal testing did not detect. The occurrence of such undetected errors or defects in our systems and software could disrupt our operations, damage our reputation and detract from the experience of our users.

In addition, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner in order to deliver services demanded by platform participants. However, we may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that we will be able to implement new technology initiatives effectively, or that we will be successful in anticipating new technology needs and demands of our customers and of the market at large. Moreover, it may take an extended period of time for our new technologies and services to gain market acceptance, if at all. If we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may materially and adversely affected.

Misconducts and errors by our employees and third parties we collaborate with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party business partners that we collaborate with. Our business depends on our employees and third parties, such as dealers, financial institutions, sales agents and repossession agents, to interact with car buyers, process large numbers of transactions and support the collection process. We could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with car buyers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to safeguard the security of the confidential information of car buyers, dealers or third parties we collaborate with and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

We collect, store and process certain personal and other sensitive data from car buyers, dealers and other third parties, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential car buyer information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with car buyers, dealers and/or financial institutions could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which financial service providers are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We obtain consents from car buyers on our platform to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in our cooperation agreements with financial institutions, we have the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. We may face litigation brought by financial institutions or car buyers, if we fail to satisfy our confidentiality obligations in the relevant cooperation agreements, or if our use of car buyers’ data fall outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. There can be no assurance that our existing car buyer information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may not be able to prevent others from unauthorized use of our intellectual property and we may be subject to intellectual property infringement claims, either of which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” However, there can be no assurance that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. For example, we do not hold any patent relating to our credit assessment model. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, including open source software, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Meanwhile, we cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the U.S. or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We currently use open source software in certain aspects of our platform and business operations, and we expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our technologies, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue our solutions or incur additional costs. We cannot be certain that we have incorporated open source software in our solutions in a manner that is consistent with our policies.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our platform participants more efficiently and bring them better user experience. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including cloud computing, distributed architecture and big data analytics. If we fail to adapt our platform and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to platform participants, which, in turn, may materially and adversely affect our business, results of operations and prospects.

As our business develops, we may be required to obtain license for providing value-added telecommunications services.

The Telecommunications Regulations of the PRC, the Administrative Rules for Foreign Investment in Telecommunications Enterprises, the Guidance Catalogue of Industries for Foreign Investment (2017 Revision) and other relevant regulations on the operation of value-added telecommunication service business provide a license requirement for operating such business in the PRC. As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. However, we cannot assure you that we will be able to obtain the requisite license for providing value-added telecommunications services on a timely basis or at all. Our inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on our business and results of operations.

We are subject to risks relating to our leased properties.

Currently all of our offices and vehicle storage warehouses are on leased premises. We may not be able to successfully extend or renew our leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate the relevant offices and warehouses. Such relocation could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may not be able to locate desirable alternative sites for our offices and warehouses, and failure in relocating our affected operations could adversely affect our business and operations.

Pursuant to the Land Administration Law of the PRC, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. We have entered into 42 lease agreements with parties who have not produced evidence of proper legal title of the premises. If such parties are not the owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate. Although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

The PRC government has promulgated laws and regulations to enhance labor protections, such as the Labor Contract Law, the Social Insurance Law and the Regulations on the Administration of Housing Funds. Such laws and regulations require companies operating in China to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the relevant local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local authorities in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC. We may be required to make up the contributions for these plans as well as to pay late fees and fines, and our financial condition and results of operations may be adversely affected.

Any failure by us or third parties we collaborate with to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on financial institutions to have their own appropriate anti-money laundering policies and procedures. Financial institutions we collaborate with are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring financial institutions we collaborate with.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us or any financial institutions we collaborate with as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer, and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and financial institutions we collaborate with comply with applicable anti-money laundering laws and regulations, we and these financial institutions may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, such as that which may arise from any failure of other automotive financing solution facilitation service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, better serve car buyers, and enhance our competitive position. For example, in June 2018, we made an equity investment in Chehejia. At the end of September 2018, we completed the Acquisition of Shanghai Autohome, which has become our wholly-owned consolidated subsidiary.

These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•

inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	strain on our liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing dealers, financial institutions, car buyers, employees and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. In particular, Mr. Xiaojun Zhang, our founder and chairman, and Mr. Jiayuan Lin, our founder and chief executive officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, operations, risk management, research and development and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, operations, risk management, research and development and finance personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve dealers, financial institutions, car buyers and other industry participants could diminish, resulting in a material adverse effect to our business.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Our corporate actions will be substantially controlled by certain of our principal shareholders, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement became effective upon the completion of our initial public offering. As of March 31, 2019, our co-founders beneficially owned all of 79,325,720 Class B ordinary shares issued and outstanding. In addition, Mr. Lin beneficially owned 21,283,655 Class A ordinary shares. Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, while each Class B ordinary share is entitled to 20 votes. As of March 31, 2019, our co-founders collectively exercised 88.9% of the aggregate voting power of our issued and outstanding share capital. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The existing holders of ordinary shares, including entities controlled by the co-founders, agreed to transfer certain number of ordinary shares to certain holders of preferred shares upon the expiration of the 180-day lock-up period as provided under the applicable lock-up agreements that they entered into prior to our initial public offering. The share transfers are intended to compensate the relevant holders of preferred shares for the difference between their respective target valuation and the initial public offering price. As of the date of this annual report, we have not made any share transfer pursuant to this arrangement.

We are a “controlled company” under the rules of NYSE and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual. Our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin collectively hold more than 50% of the aggregate voting power of our company. In May 2018, the co-founders entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement became effective upon the completion of our initial public offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may incur substantial share-based compensation expenses.

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain of our officers and employees. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. We expect the options granted in May 2018 to vest over a four-year period, with 50%, 25% and 25% of the options vesting upon the second, third and fourth anniversary of the grant date, respectively, subject to the conditions provided under the share incentive plan. We recognized RMB33.4 million (US$4.9 million) of share-based compensation expenses in 2018.

We may not have sufficient insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have enough business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our financial condition and results of operations.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting us to liability, of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our business, financial position, results of operations or cash flows in a particular period or damage our reputation.

We may be subject to product liability claims if people or properties are harmed by cars purchased through our platform.

Cars purchased through our platforms may be defectively designed or manufactured. As a result, we may be exposed to product liability claims relating to personal injury or property damage. Third parties subject to such injury or damage may bring claims or legal proceedings against us because we facilitate the financing of the product. Although we would have legal recourse against the OEMs or dealers under PRC law, attempting to enforce our rights against the OEMs or dealers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to cars purchased through our platforms. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions we facilitate. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the U.S., Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the trade and economic policies of the United States government, which have contributed to, among other things, tensions between the United States and its trading partners. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our IT systems infrastructure is currently deployed, and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. There can be no assurance that our data centers and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of data center services. If the prices we pay for data center services rise significantly, our results of operations may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed, with very limited exceptions, to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or a FIE. Accordingly, our subsidiary is not eligible to operate a substantial portion of VATS business in China. As we plan to operate VATS business in the future, we conduct our business in China through our consolidated VIE and its affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Fangda Partners, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

In addition, on March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect our VIE structure and business operation. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law, and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The M&A Rules establishes complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to M&A and Overseas Listings.”

Substantial uncertainties exist with respect to the interpretation and implementation of the newly-adopted PRC Foreign Investment Law, and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The FIL does not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor does it explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, it has a catch-all provision under definition of “foreign investments” that includes investments made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules.

If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Xiaojun Zhang, Mr. Jiayuan Lin and several other beneficial owners of our ordinary shares have completed the SAFE registration pursuant to SAFE Circular 37 in 2018. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation and other compliance obligations relating to offshore investment. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who will be granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2018. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Circular 37”), which became effective on December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIE. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the initial public offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$6.66 to US$13.90 per ADS, and the last reported trading price on April 24, 2019 was US$7.25 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•	changes in the economic performance or market valuations of other transaction service platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for car buyers and for financing facilitation services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

We may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend, aggregating approximately RMB260.2 million (US$37.9 million), will be paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we may not pay any additional cash dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay additional dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2019, we had 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we may not pay any cash dividends. See “Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted the third amended and restated articles of association, which became effective immediately prior to the completion of our initial public offering, that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

There is a significant risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2018, and may be classified as a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the three exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. We initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through our platform. As of December 31, 2018, our platform had served 1,065,690 car buyers cumulatively since inception, and our dealer network was comprised of 46,565 registered dealers. We have also established partnerships with several financial institutions over time, including Jincheng Bank, WeBank, Bank of Shanghai, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, we have extended our services beyond the facilitation of automotive financing transactions and identified new ways to strengthen our platform and serve our customers. We started to provide automotive transaction facilitation in 2015 and after-market services facilitation in 2017.

In October 2017, we incorporated Cango Inc. under the laws of the Cayman Islands, which has become our ultimate holding company, and subsequently, we established a wholly-owned subsidiary in Hong Kong, Cango Group Limited, to be our intermediate holding company. In January 2018, we established Can Gu Long as our wholly foreign owned subsidiary in China. Can Gu Long has entered into a series of contractual arrangements with Shanghai Cango and its shareholders, which allows us to exercise effective control over Shanghai Cango and receive substantially all the economic benefits of Shanghai Cango. We refer to the series of transactions described above as our Offshore Restructuring.

We completed the Acquisition of Shanghai Autohome at the end of September 2018. After the completion of the Acquisition, Shanghai Autohome became our wholly-owned consolidated subsidiary. In January 2019, we entered into a series of share purchase agreements to acquire 100% equity interests in Shanghai Quanpin Automobile Sales Co., Ltd at a total cash consideration of RMB 66.1 million (US$9.6 million). The purpose is to obtain the insurance brokerage license for our future business development. In January 2019, we, together with other investors, entered into a capital contribution agreement with Chehejia, which provides information technology services. We will subscribe for less than 2% equity interest in Chehejia at a cash consideration of RMB200 million.

We completed three rounds of equity financing prior to the completion of our initial public offering. The first round of equity financing was completed in July 2017, and investors included Warburg Pincus Financial Global Ltd. and Primavera. The second round of equity financing was completed in March 2018, and investors included, among others, Tencent, Taikang Life Insurance and Didi Chuxing. We completed the third round of equity financing with Didi Chuxing and another investor in June 2018. Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

B.	Business Overview

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. As of December 31, 2018, our platform connected 46,565 registered dealers, 12 third-party financial institutions and 40 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 1,065,690 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

We have extensive, technology-enabled service offerings along the automotive value chain, which enable us to attract more participants to our platform and enhance engagement of existing participants. Our services primarily consist of: (1) automotive financing facilitation, (2) automotive transaction facilitation and (3) after-market service facilitation. We generate substantially all of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth collaboration with a number of third-party financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions, Jincheng Bank and Jiangnan Rural Commercial Bank. On July 6, 2018, we entered into a strategic cooperation agreement with the head office of ICBC, the largest bank in the PRC by total assets, to provide OEM-subsidized and non-subsidized automotive financing solutions primarily in tier-one and tier-two cities. We have completed the system integration with ICBC and started to facilitate auto loans for ICBC. We believe our cooperation with ICBC will enable us to further penetrate such cities and consolidate our position as a leading automotive transaction service platform. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Autohome, a provider of financing leases and our wholly-owned consolidated subsidiary. We also provide car buyers with value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We facilitated the financing of 356,576 new and used car purchases with a total amount of financing transactions of RMB21.7 billion (US$3.2 billion) in 2018.

We provide automotive transaction facilitation services primarily to dealers and car buyers. We operate a digital automobile trading platform, which enables our registered dealers to access additional car sourcing channels while enjoying our value-added services including logistics and warehousing support, and we collaborate with online automotive advertising platforms to help prospective car buyers find suitable cars in our dealer network while providing them with our financing solutions.

We also provide after-market services facilitation services to car buyers, which currently mainly involve facilitating the sale of insurance policies and offering anti-theft assurance services. We continue to explore opportunities to facilitate other after-market services on our platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our strong dealership network is a critical component of our service platform. This network places us at the center of automotive transaction value chain and enables us to closely connect with car buyers and financial institutions. Through the dealer network, we offer automotive financing facilitation services to car buyers across China, and we have built a sizeable and diversified portfolio of automotive financing transactions for financial institutions. As of December 31, 2018, we worked closely with 46,565 registered dealers on our platform, covering 353 cities and all province-level administrative regions in the PRC. In every quarter from the beginning of 2016 to the end of 2018, over 38% of our registered dealers were active, in that each sold at least one car funded by a financing transaction we facilitated. We enhance our registered dealers’ competitiveness by improving prospective car buyer conversion, increasing sales volume and attracting even more car buyers. In turn, we connect with and serve more participants on our platform because of the network effect.

We use technology to connect our platform participants, bring them a premium user experience, and improve our own operation efficiency. For example, we integrate our operating systems with those of our platform participants, such as dealers and financial institutions, to ensure smooth and real time data exchange. Our digitalized credit application process, embedded with advanced credit assessment technology, allows us to help financial institutions achieve an average credit approval time of less than two hours, improving the experience of car buyers in these transactions. Benefiting from our technology-driven sales management system, we have achieved high operational efficiency.

We have accumulated or accessed a massive amount of car buyer data through various sources including the car buyers themselves, third parties with car buyers’ consent, as well as telematics devices during the credit servicing period with car buyers’ consent. Our customized cloud-based infrastructure allows us to scale up data processing and storage capacity to meet significant growth. We have developed comprehensive insight and knowledge of our car buyers through data analytics, which will allow us to design and provide other forms of credit solutions and tailor-made financial products to fulfill their evolving demand for financial services in the future. The comprehensive data insight built upon our leading technology provides a competitive edge in potential value-added service offerings such as precision marketing, inventory management, client relationship management and credit portfolio management.

As we continue to grow our platform, broaden service spectrum and accumulate data insights, we are exploring opportunities to cooperate with our strategic investors, such as Tencent, Taikang Life Insurance and Didi Chuxing, to enhance our full-process technology-driven automotive transaction services. For example, we and Didi Chuxing have formed a comprehensive partnership, under which we will provide a variety of solutions to Didi Chuxing’s large and rapidly expanding fleet, such as vehicle sourcing, automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile application. The arrangement offers us new opportunities to facilitate car sales.

Our revenues increased by 3.7% from RMB1,052.2 million in 2017 to RMB1,091.4 million (US$158.7 million) in 2018. Our net income was RMB306.9 million (US$44.6 million) in 2018 compared to RMB349.1 million in 2017.

Our Solutions and Services

We provide integrated solutions and services through our technology-enabled platform along the entire automotive transaction value chain, from wholesale transaction of cars, to purchase of cars by individuals and to after-market services. We primarily act as a facilitator in each of these processes, enabling other platform participants to optimize their operations or secure better terms in transactions. The unique value proposition we bring to platform participants allows us to both solidify existing relationships and attract new participants to our platform. As we serve and interact with different types of platform participants, we gain further insights into them and capture new business opportunities.

Automotive Financing Facilitation

Automotive financing facilitation services primarily involve facilitating financing transactions from financial institutions to car buyers. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. For car buyers, we facilitate financing transactions that make their car purchases more affordable, and we also assist them in handling administrative procedures in relation to car purchasing and financing. We leverage our large nationwide dealer network in providing the services to financial institutions and car buyers. In addition, our focus on technology-driven process also allows us to serve our customers in a highly efficient manner, achieving average credit decision time of less than two hours for financing transactions we facilitated in 2018.

Services Provided to Financial Institutions

•

Credit origination: We arrange marketing campaigns of financial institutions’ automotive financing solutions at the sites of our registered dealers. We utilize our sales team, dealer financial managers and sales agents to promote automotive financing solutions and explain the key terms to prospective car buyers. We provide credit application forms to, and collect completed applications from, prospective car buyers. Our technology enables electronic submission of 100% of these credit applications through either mobile applications or webpages by our sales team, dealer financial managers or sales agents. By integrating our IT system with those of financial institutions, we are able to provide them updates as to the number and the amount of financing transactions that we help them underwrite on a real time basis.

•

Credit assessment: We conduct a thorough credit assessment of each applicant using our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment. We have in-depth collaboration with financial institutions and incorporate the credit policies and standards of these financial institutions into our credit assessment system. Our IT system is also highly integrated with financial institutions with which we directly collaborate. As such, we provide significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency. For example, it only took less than two hours on average from submission of credit application to provision of credit decision in 2018. In some instances, credit decisions were provided in less than half an hour.

•

Credit servicing: Once the credit application is approved, we coordinate with the car buyer and the financial institution to execute the necessary financing documents, in most cases electronically. Upon execution of the financing documents, the financial institution will remit the funds to the relevant dealer to close the transaction. Car buyers are required to designate specific bank accounts to make repayments. We also assist financial institutions in setting up electronic repayment instructions for car buyers to wire the repayments to financial institutions periodically as well as sending periodical reminders to car buyers ahead of each repayment due date. By integrating our IT system with those of financial institutions, we are also able to monitor repayments continuously and share with financial institutions information as to car buyer delinquencies and vehicle locations on a real time basis.

•

Delinquent asset management: We help financial institutions collect repayments and repossess collaterals for financing transactions that have become delinquent, with the aim to cost-effectively recover value. Our delinquent asset management process consists of six distinct stages, namely automated reminders, live phone calls, in-person visits, repossession, disposal and legal actions. We initiate the process as soon as delinquency starts, but we obtain the relevant financial institution’s consent before we repossess a car. Every car purchased through our platform comes with a telematics device, which helps us locate the collateral. We have established a nationwide network of third-party repossession agents and external counsel to supplement our own resources. Our in-house team is also closely involved in each stage of the delinquent asset management process to ensure compliance with the relevant laws and regulations.

We charge financial institutions service fees for credit origination, credit assessment and credit servicing. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. We charge financial institutions additional fees for our delinquent asset management services.

Services Provided to Car Buyers

•

Automotive Financing Solutions: We assist car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that we partner with. These automotive financing solutions are structured as either loans or financing leases. We also facilitate financing leases to car buyers through Shanghai Autohome, an entity which became our wholly-owned consolidated subsidiary at the end of September 2018. In 2018, 85.7% of the amount of financing transactions we facilitated were used for purchasing new cars, while the rest were used for used car purchases. The table below sets forth a breakdown of the total amount of financing transactions facilitated by funding sources, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions	9,146,574	88.5	26,332,458	99.1	19,937,411	2,899,776	91.8
Financing transactions funded by Shanghai Autohome	1,186,046	11.5	248,960	0.9	1,781,983	259,179	8.2

Total	10,332,620	100.0	26,581,419	100.0	21,719,395	3,158,955	100.0

The table below sets forth the number of credit applications we processed and the number of financing transactions we facilitated in the periods presented.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2017				2018
Number of credit applications	126,667	125,959	171,835	190,747	137,166	97,473	119,616	143,359

Number of financing transactions facilitated	90,791	87,854	120,915	135,321	97,219	68,379	89,559	101,419

•

Purchase Facilitation: Leveraging our knowledge of automotive transactions, we offer car buyers various value-added services associated with purchasing cars with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. Car buyers tend to be unfamiliar with the rules and procedures for making such registrations, and we believe our services significantly improve car buyers’ experience in purchasing cars with financing.

We may charge car buyers a fee for providing value-added services in certain instances. In addition, we recognize leasing income relating to financing leases funded by Shanghai Autohome.

Services Provided to Dealers

•

Supply Chain Financing: We further strengthened our relationships with dealers with the launch of our supply chain financing facilitation in May 2018. We assist dealers in obtaining supply chain financing solutions funded by third-party financial institutions that we partner with. The terms of financing solutions offered through our platform are typically within 15 days. We charge dealers service fees based on the number of cars purchased under such financing arrangement. Shanghai Cango is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by dealers.

Automotive Transaction Facilitation

We facilitate automotive transactions between automotive wholesalers, dealers and car buyers. We possess a large number of automotive transaction data, as we facilitate the distribution of automotive financing products. Utilizing these data, we are able to provide additional services, including car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. By using our automotive transaction facilitation services, dealers are also able to enjoy economies of scale in vehicle sourcing and logistics management. Similarly, our automotive transaction facilitation business is also powered by our technology platform, aiming to maximize efficiencies.

•

B2B transactions: We operate “91HaoChe,” a digital automobile trading platform, which enables our registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. 91HaoChe facilitates car sourcing for dealers by either (i) taking a proprietary inventory position of cars and reselling such cars to dealers or (ii) operating a marketplace that allows registered dealers to share car information and trade new and used cars. In the former case, we primarily purchase car models which we believe are reliable, affordable and will appeal to car buyers in lower-tier cities based on automotive transaction data we collected to minimize our inventory risk. Our service allows registered dealers to not only receive better pricing, but also manage logistics and warehousing of vehicle purchases more cost effectively, as we cooperate with third-party logistics companies to serve registered dealers. We currently do not charge a commission for facilitating automobile trading between registered dealers. We provide logistics and warehousing services to facilitate automobile trading and receive a fee from dealers for such services. We also generate income by reselling cars from our inventory. As of December 31, 2018, 4,981 dealers were registered on 91HaoChe.

We further strengthened our relationships with dealers with the launch of our SaaS solutions in May 2018. As a comprehensive tool kit to address dealers’ pain points, our SaaS solutions allow dealers to conveniently source cars, apply for supply chain financing, manage inventory and engage potential car buyers. Our SaaS solutions are free of charge for dealers, and we generate income primarily by facilitating B2B transactions as part of dealers’ car sourcing as well as supply chain financing.

•

B2C transactions: As of December 31, 2018, we were in collaboration with six online automotive advertising platforms to facilitate car purchases for car buyers. We assist prospective car buyers to find suitable cars in our vast dealer network according to each car buyer’s unique preference. The service also enables our registered dealers to tap into the large user base of the online automotive advertising platforms. We do not charge car buyers or dealers fees for facilitating B2C transactions. Nonetheless, we generate income by facilitating financing for such B2C transactions. In addition, we also maintain regular contact with prospective car buyers who have indicated interest in purchasing a car but have not been able to locate a suitable one in our dealer network. We aim to convert some of them into our customers in the future. Our frequent contacts with these prospective car buyers and deep insights into their needs may also bring us additional cross-selling opportunities in the future.

After-market Services Facilitation

Our platform also facilitates after-market services to car buyers, which is currently comprised of facilitating the sale of insurance policies from insurance brokers or companies as well as offering anti-theft assurance services. Our scale and our ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled us to negotiate more favorable premium for car buyers. The products currently offered through our platform are personal accident insurances and anti-theft assurance packages. We earn service fees from insurance brokers for facilitating the sale of such insurance products. We believe we are able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In 2018, we facilitated the sale of 218,404 personal accident insurance policies. In addition, we offer anti-theft assurance services to car buyers by leveraging the telematics devices installed on their cars. We receive service fees from car buyers and indemnify them for their losses if their cars are not recovered for a period of time after being stolen, subject to certain conditions specified in the service agreements with car buyers. In 2018, we sold 110,092 anti-theft assurance packages. In 2018, we launched a pilot program to cooperate with three insurance companies to provide automotive insurances through our dealer network. We will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our Partnership with ICBC

On July 6, 2018, we entered into a strategic cooperation agreement with the head office of ICBC, the largest bank in the PRC by total assets. We believe the strategic partnership will enable us to further penetrate tier-one and tier-two cities and enable ICBC to expand its presence in the automotive financing market by leveraging our strong relationships with OEMs and dealers as well as deep industry knowledge. Pursuant to the strategic cooperation agreement, we will facilitate cooperation between ICBC and OEMs, thereby providing OEM-subsidized and non-subsidized automotive financing solutions to customers of 4S dealers. Over the next three years, we and ICBC aim to cooperate with 40 to 50 major OEMs and provide automotive financing solutions through a nation-wide network of 10,000 to 15,000 4S dealers and a larger number of non-4S dealers across over 500 cities in China. In addition, the two parties agree to explore business cooperation in areas such as data, risk management and technology development. The agreement has an initial term of one year and can be automatically renewed with unlimited terms, unless either party provides notice in writing more than 30 days prior to the expiration of a term. The specific terms of cooperation will be provided under separate agreements that the two parties enter into from time to time. Following the completion of system integration with ICBC in the third quarter, we have begun negotiating with a number of major domestic OEMs on the joint launch of customized OEM-subsidized products nationwide.

Our Partnership with Didi Chuxing

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. We expect such strategic partnership to provide us with valuable channels to serve drivers and other participants of Didi Chuxing’s platform in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of March 31, 2019, it beneficially owned 43,484,992 Class A ordinary shares, representing 14.4% of our outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

In the second quarter of 2018, we launched a pilot program in a city in China to provide a variety of solutions to Didi Chuxing’s fleet. Drivers in the fleet finance their car purchases through financing leases facilitated by us. We also facilitate car sales to such drivers through our dealer network. In addition, we facilitate the sale of insurance products to the drivers.

On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. The specific terms of cooperation will be provided under separate agreements that we and Didi Chuxing enter into from time to time. As of December 31, 2018, we have established 40 subsidiaries in key ride-sharing cities across China for Didi Chuxing. Within the last two months of 2018, we facilitated over 100 automotive transactions for licensed Didi Chuxing drivers across seven cities. We provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile application. The arrangement offers us new opportunities to facilitate car sales.

Our Relationships with Our Platform Participants

As the leading automotive transaction service platform in China, we connect dealers, financial institutions, car buyers and other participants such as insurance brokers and companies, online automotive advertising platforms and OEMs. As of December 31, 2018, our platform connected 46,565 registered dealers, 12 third-party financial institutions and 40 other industry participants, and had served 1,065,690 car buyers cumulatively since inception. The scale of our platform has a network effect that further strengthens our ability to serve each party on our platform. We believe that by leveraging our technological capabilities and strong relationships with our customers and business partners, we will be able to transform the automotive and mobility markets in China.

Dealers

Our extensive dealer network is the foundation of our platform, and we closely collaborate with our registered dealers when we provide services to financial institutions and car buyers. At the same time, we help dealers increase their sales and source additional car buyers for them. We also facilitate B2B transactions for our registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. We launched dealer SaaS solutions in May 2018, which allow dealers to conveniently source cars, access supply chain financing, manage inventory and engage potential car buyers. Such full-process services significantly strengthen our relationships with dealers, which in turn enhance the value of our platform to financial institutions and car buyers.

As of December 31, 2018, our dealer network was comprised of 46,565 registered dealers. As of the same date, our extensive dealer network covered 353 cities and all province-level administrative regions in China. As of December 31, 2018, 33,136 of our dealers were new car dealers.

We manage our dealer network through a dedicated in-house sales team of 2,469 employees as of December 31, 2018. Our sales team is supervised by 22 regional offices, which are in turn supervised by our headquarters. Responsibilities of our sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. Responsibilities of regional offices include management of regional dealer networks, management of our sales team and organizing regional marketing campaigns. Responsibilities of our headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. We have implemented an incentive scheme for members of our sales team based on their performance, and we monitor performance data on a real-time basis through our electronic sales management system.

Our sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China, and we continually update this list based on information obtained from online automotive advertising platforms, OEMs as well as government sources. Based on the list, we analyze the penetration rate of our dealer network in each region, screen dealers which are suitable for our dealer network and proactively engage these dealers.

To ensure the quality of our dealer network as well as prevent potential fraud risk, we have implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operation history, scale, location and various other factors. We maintain an internal blacklist of fraudulent dealers, and we also use a third-party database to identify whether a dealer has been involved in significant lawsuits. Our screening procedure involves an on-site visit, during which our sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Our sales team records its findings electronically in our sales management system and submits the findings electronically to a group of around ten supervisors based in our headquarters, who make the final decision as to whether the dealer can join our network.

Through our sales management system, we constantly monitor and evaluate the performance of all of our registered dealers, including factors such as their productivity and credit quality of financing transactions originated through them. To maintain operational efficiency, we terminate relationships with registered dealers that fail to meet our performance expectations. The following table sets forth the total number of our registered dealers as of the dates indicated, the numbers of dealers added and terminated in the periods indicated and the number of active dealers during the periods indicated as a percentage of the total number of our registered dealers as of the end of such periods.

	As of in the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2017				2018
Registered dealers at beginning of period	16,035	20,079	24,870	30,509	34,634	37,667	40,282	44,279

Addition	4,553	5,911	6,954	5,445	4,754	5,769	5,751	4,822
Termination	509	1,120	1,315	1,320	1,721	3,705	1,687	3,099
Registered dealers at end of period	20,079	24,870	30,509	34,634	37,667	40,282	44,279	46,565
Active dealers (%)	51.0	49.9	52.1	49.3	41.7	38.0	38.8	39.2

As of December 31, 2018, there were 46,565 dealers in our dealer network, and the number of active dealers in the fourth quarter of 2018 represented 39.2% of the total numbers of dealers as of December 31, 2018. The percentage of active dealers declined in 2018 primarily due to the change in our dealer coverage model as well as conditions in the automotive market which also led to a decrease in the number of automotive financing transactions facilitated in such period.

The following table sets forth a breakdown of the number of registered dealers in our dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	4,066	25.4	9,875	28.5	12,684	27.2
Lower-tier cities	11,969	74.6	24,759	71.5	33,881	72.8

Total	16,035	100.0	34,634	100.0	46,565	100.0

We collaborate with two types of dealers, namely 4S dealers and non-4S dealers. Each 4S dealer sells products exclusively from one OEM and adopts store designs specified by such OEM. 4S dealers cover a comprehensive set of functions, including auto sales, spare parts, after-sale services and customer surveys. In contrast, non-4S dealers only cover auto sales and after-sales services, but not spare parts or customer surveys. A non-4S dealer does not have an exclusivity arrangement with any individual OEM and tends to sell cars from multiple OEMs. A non-4S dealer may sell new cars, used cars or both. Non-4S dealers tend to have smaller scale of operations and lack connections with OEMs and financial institutions. As such, non-4S dealers tend to lack stable sources to purchase cars for themselves or find financing solutions for car buyers, and we are well positioned to create significant value for such dealers.

The following table sets forth a breakdown of the number of registered dealers by type, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
4S dealers	5,325	33.2	7,314	21.1	8,342	17.9
Non-4S dealers	10,710	66.8	27,320	78.9	38,223	82.1

Total	16,035	100.0	34,634	100.0	46,565	100.0

Our sales team actively manages our dealer network through frequent on-site visits and timely updates of product offerings on our platform. We manage our dealer network through three models, namely the self-operated sales model, dealer financial manager model and sales agent model.

•

Self-operated sales model. Under this model, a dealer’s sales representative makes the initial introduction of our automotive financing solutions to a prospective car buyer. If a prospective car buyer expresses interest in such solutions, the dealer contacts a member of our in-house sales team, who will come to the dealer’s store and explain the terms of our automotive financing solutions to the prospective car buyer and offers assistance in completing the credit application. Our sales team then uploads the credit application to our online system for our credit assessment team to evaluate.

•

Dealer financial manager model. Many dealers, especially 4S dealers, employ dealer financial managers, who have received training from us with respect to the automotive financing solutions on our platform. Dealer financial managers are capable of explaining the terms of our automotive financing solutions to prospective car buyers and addressing their questions. As such, our sales team is generally not directly involved in credit origination under this model. The dealer financial managers are responsible for assisting prospective car buyers in completing the credit applications and submitting them to our credit assessment team.

•

Sales agent model. As we expand into certain cities, we may collaborate with local sales agents that already have established local dealer networks. We provide trainings to sales agents’ employees with respect to the automotive financing solutions on our platform. Sales agents are responsible for explaining the terms of the automotive financing solutions to prospective car buyers and collecting credit applications from them. Our sales staff screens these sales agents to evaluate their qualifications, and we only work with sales agents who we believe will interact with prospective car buyers professionally. Sales agents receive service fees from financial institutions and, in some instances, from us as well. We do not collaborate directly with dealers under this model.

The following table sets forth a breakdown of the number of registered dealers by dealer coverage model, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
Self-operated sales model	7,297	45.5	20,298	58.6	41,411	88.9
Dealer financial manager model	2,943	18.4	4,286	12.4	1,055	2.3
Sales agent model	5,795	36.1	10,050	29.0	4,099	8.8

Total	16,035	100.0	34,634	100.0	46,565	100.0

The following table sets forth the breakdown of the total amount of financing transactions we facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions we facilitated, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Self-operated sales model	4,475,272	43.3	13,629,056	51.3	18,333,271	2,666,464	84.4
Dealer financial manager model	2,733,017	26.5	6,281,775	23.6	1,916,017	278,673	8.8
Sales agent model	3,124,331	30.2	6,670,588	25.1	1,470,106	213,818	6.8

Total	10,332,620	100.0	26,581,419	100.0	21,719,395	3,158,955	100.0

We implemented a change in our dealer coverage model in 2018, and our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers, who are dealers’ employees, or by sales agents. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers.

To efficiently manage our sales efforts, we have developed a mobile application for our in-house sales team, dealer financial managers and sales agents. The mobile application enables personnel involved in our sales efforts to submit credit applications on behalf of prospective car buyers and monitor the status of such credit applications. We also utilize the mobile application to assign tasks to such personnel and collect their performance data on a real-time basis.

Given the importance of dealers to the origination process, dealers typically receive commissions for financing transactions facilitated, which are based on a percentage of the principal amount of the relevant financing transaction. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution.

Financial Institutions

Financial institutions are important business partners to our platform. We act as the gateway for financial institutions into the rapidly growing automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources and/or geographic reach to provide automotive financing on a nationwide scale, especially within lower-tier cities. Our services enable financial institutions to broaden their reach to car buyers and dealers through our extensive dealer network across China. Our collaboration with financial institutions has enabled us to scale up our business and facilitate a large number of financing transactions without straining our own capital resources.

Third-party financial institutions fund a major portion of financing transactions that we facilitate to car buyers, and we also facilitate financing leases funded by Shanghai Autohome. We collaborate with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership model, respectively. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2018, we were in collaboration with 12 third-party financial institutions.

The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Autohome, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	9,146,574	88.5	19,564,936	73.6	10,832,748	1,575,558	49.8
Co-partnership model	—	—	6,767,522	25.5	9,104,663	1,324,218	42.0

Total financing transactions funded by third-party financial institutions	9,146,574	88.5	26,332,458	99.1	19,937,411	2,899,776	91.8
Financing transactions funded by Shanghai Autohome	1,186,046	11.5	248,960	0.9	1,781,983	259,179	8.2

Total	10,332,620	100.0	26,581,419	100.0	21,719,395	3,158,955	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Autohome, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	9,111,188	89.7	21,453,997	74.9	20,733,146	3,015,511	60.5
Co-partnership model	—	—	6,425,235	22.4	11,540,508	1,678,497	33.7

Total outstanding principal of financing transactions funded by third-party financial institutions	9,111,188	89.7	27,879,232	97.3	32,273,655	4,694,008	94.2
Outstanding principal of financing transactions funded by Shanghai Autohome	1,051,778	10.3	786,214	2.7	1,982,722	288,375	5.8
Total	10,162,966	100.0	28,665,446	100.0	34,256,376	4,982,383	100.0

Direct Partnership Model

Under the direct partnership model, we cooperate with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which we would in turn facilitate. Recognizing the strategic value of its commitment, we connect our IT system directly with the financial institution, which allows us to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. We currently maintain such arrangements with four financial institutions, including Jincheng Bank, Jiangnan Rural Commercial Bank, Bank of Shanghai and ICBC.

For financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under the direct partnership model, which account for a major portion of the financing transactions facilitated under this model, we are not obligated to bear credit risk. As of December 31, 2018, the total outstanding balance of financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under this arrangement was RMB18.9 billion, representing 55.3% of the total outstanding balance of financing transactions we facilitated. The total outstanding balance of financing transactions for which we have risk assurance obligation under the direct partnership model was 8.7% of the total outstanding balance of financing transactions we facilitated under the direct partnership model as of December 31, 2018.

Pursuant to our service agreement with Jincheng Bank relating to credit origination, credit assessment and credit servicing, we receive service fees based on a percentage of the principal amount of the relevant financing transaction. The agreement’s initial term expired in December 2018 and has been renewed for another year. The agreement may be terminated by either party in the event of counterparty’s breach of contract. We have also entered into a cooperation agreement with Jincheng Bank relating to delinquent asset management. We receive service fees as provided in the agreement. The agreement’s initial term expired in December 2018 and has been renewed for another year. The agreement may be terminated by either party without cause by 90 days’ written notice or for cause, such as breach of contract.

Co-partnership Model

We started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Such arrangements allow us to expand the number of financial institutions we collaborate with in a highly efficient manner. As of December 31, 2018, we were in collaboration with nine financial institutions, including WeBank and Jincheng Bank, under the co-partnership model.

Pursuant to our agreement with WeBank, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. WeBank pays us service fees primarily based on a percentage of the principal amount of the relevant financing transaction. The agreement’s initial term will expire in April 2020 and is automatically renewable for one year. The agreement may be terminated by either party for cause, such as breach of contract.

Financing Leases

Shanghai Autohome funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Autohome’s balance sheet as financing lease receivables. In 2017 and 2018, the amount of financing leases funded by Shanghai Autohome was RMB249.0 million and RMB1,782.0 million (US$259.2 million), respectively. As of December 31, 2017 and 2018, the outstanding principal of financing leases funded by Shanghai Autohome was RMB786.2 million and RMB1,982.7 million (US$288.4 million), respectively. We plan to expand the amount of financing leases funded by Shanghai Autohome, including through our strategic partnership with Didi Chuxing.

Car Buyers

We seek to deliver automotive financing solutions to creditworthy car buyers who are underserved by traditional financial institutions. Leveraging the resources on our platform, we offer automotive financing solutions to car buyers that make their dream of purchasing a car a reality. In addition to automotive financing solutions, our platform also offers financing related value-added services and facilitates after-market services such as insurance products.

As of December 31, 2018, our platform had served 1,065,690 car buyers cumulatively since inception, and a majority of such car buyers were from lower-tier cities. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities.

We acquire car buyers primarily through our registered dealers. In addition, we collaborate with online automobile advertising platform in gathering leads. In 2017 and 2018, we facilitated a total of 434,881 and 356,576 of financing transactions, respectively, of which 99.1% and 99.7% came from applicants we engaged through our registered dealers, respectively, with the remainder coming from applicants we engaged online through platforms we collaborate with.

In each of 2017 and 2018, approximately 69% and 77% of car buyers who utilized our automotive financing solutions were married, and approximately 80% and 78% of car buyers who utilized our automotive financing solutions were aged between 20 and 40. In 2017 and 2018, approximately 86% and 83% of car buyers who utilized our automotive financing solutions were male, respectively.

We remain in contact with many car buyers even after their automotive loans or financing leases are repaid. We place phone calls or provide notifications to car buyers regarding additional automotive financing solutions through our mobile application Car Owner eGeneration, if we believe they may become interested in purchasing a new car, or to offer them other after-market services, particularly insurance products.

Other Platform Partners

•

Insurance Brokers and Companies: In December 2017, we started to facilitate the sale of insurance products for insurance brokers or companies. We are able to provide access to a large number of car buyers for insurance brokers and companies, making us a natural and highly efficient partner for them to promote their insurance products. As of December 31, 2018, we were in collaboration with ten insurance brokers and companies, including our strategic investor, Taikang Life Insurance. The insurance products currently offered through our platform are related to personal accident insurance and anti-theft assurance packages. We plan to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•

Online Automotive Advertising Platforms: We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center, which is staffed with 26 dedicated sales representatives. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. We fund financing transactions to car buyers engaged online through Shanghai Autohome. We view online automotive advertising platforms as alternative channels to engage car buyers, and we plan to continually explore new opportunities to collaborate with these and other platforms.

•

OEMs: Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. As of December 31, 2018, 24 OEMs participated in our platform by subsidizing low-interest financing transactions that we facilitate. Our platform creates significant value for OEMs, as we help them extend their sales channels through our vast dealer network, and our automotive financing solutions make their cars more affordable to prospective car buyers. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy.

Credit Underwriting and Risk Management

We view credit underwriting and risk management as core components of our business operations. We undertake these functions as part of facilitating automotive financing.

Credit Underwriting Process

Our typical process of loan facilitation for a financial institution include the following components:

(1)

After receiving the credit application from a car buyer, we utilize our credit assessment system to perform the initial evaluation. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment.

(2)

After the credit application is approved, the car buyer enters into a loan agreement with the financial institution. The car buyer is required to make the down payment to the dealer. On behalf of the car buyer, the financial institution pays the purchase price of the car, net of the down payment, to the dealer.

(3)	The car buyer is required to pledge the car as collateral in favor of the financial institution. The pledge is registered with local government authorities.

(4)

The financial institution pays us service fees. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution.

(5)

In the form of automatic payments, the car buyer repays principal and interest in installments to the financial institution. The financial institution’s security interest in the collateral is released upon the full repayment of the loan.

We also facilitate financing leases, which are mainly structured using sale-and-leaseback method. We apply the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Autohome takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor which the lessor then leases back to the relevant car buyer in return for monthly lease payments. The typical process of a financing lease using the sale-and-leaseback method includes the following components:

(1)	Prospective car buyers submit lease applications to us, and we process these applications by utilizing our credit assessment system.

(2)

After we approve a lease application, the car buyer enters into a lease agreement with us, and we are identified as the lessor. The car buyer is required to make the down payment to the dealer. We fund the remainder of the purchase price to the dealer. The car is then delivered to the car buyer, who temporarily obtains title to the car.

(3)

The car buyer is contractually required to transfer the title to us. In order to simplify the transaction process, we do not require the car buyer to register the transfer with the government authorities.

(4)	In addition, we require the car buyer to pledge the car as collateral for the car buyer’s payment obligations under the lease.

(5)

The car buyer is required to designate a bank account for repayments and authorize automatic lease payments from such account. The payments are made in monthly installments. We have the right to repossess the collateral in the event of default.

(6)	Upon the expiration of the lease term, we transfer the title back to the car buyer, and our security interest in the collateral is also released.

Credit Assessment Model

Credit assessment forms the foundation of our risk management efforts. We take a prudent approach to credit assessment, relying on our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. We continuously refine our credit assessment model, and we have experienced low overdue ratios for the financing transactions facilitated through our platform. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.34% and 0.37% as of December 31, 2017 and 2018, respectively.

Our credit assessment model builds on machine learning algorithms, including logistic regression and gradient boost decision tree, and is continuously optimized using transaction data we have gained over time. The model analyzes a large amount of multi-dimensional applicant information, including credit data, personal data and behavioral data. The applicant is required to provide certain information as part of the credit application, such as his or her residential address, education level and marital status. The applicant also submits copies of his or her PRC identity card and driver’s license. In addition, we obtain applicants’ consent for collecting information from third-party sources. Information from these sources offers us valuable insights into an applicant’s credit history, including the number of recent delinquencies as well as the number of recent credit applications. For more details on technologies utilized in credit assessment, see “—Our Technology System.”

With our credit assessment model, we automatically approved approximately 24.9% of applications, and we automatically rejected approximately 7.5% of applications in 2018. Our credit assessment team, which was comprised of more than 50 experienced reviewers as of December 31, 2018 and led by a supervisor with over 15 years of experience in automotive finance, manually evaluates the rest of the applications. Leveraging their industry experience and insights into borrower behavior, our credit assessment team provides the second line of defense against credit and fraud risk. The additional factors considered in the manual review process include, among others, (i) whether the purchase price for a car is reasonable in light of the prospective car buyer’s background, (ii) the prospective car buyer’s ability to repay and (iii) whether the information provided by the prospective car buyer is consistent with the information collected from third-party sources. Our credit assessment team then makes an assessment based on these additional factors. Without compromise to our risk management, we plan to enhance the level of automation in the credit assessment process, which would enable us to both deliver superior user experience and scale up our business more rapidly.

For financing transactions funded by financial institutions, we conduct credit assessment to assist financial institutions in making ultimate credit decisions. We refer qualified credit applications to such financial institutions, which perform independent credit assessment.

Besides credit assessment, we take additional measures to manage credit risk. For example, every car purchased through our platform comes with a telematics device. The telematics devices are valuable aids to our repossession efforts.

Financing Terms

Financing transactions we facilitate are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Autohome:

•

Down payments. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2016, 2017 and 2018.

•

Principal. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB43,000 to RMB68,720 in 2016, RMB45,000 to RMB74,625 in 2017 and RMB43,400 (US$6,312) to RMB75,053 (US$10,916) in 2018.

•

Interest rate. Annual interest rate varies among different funding arrangements. Annual interest on most of the financing transactions facilitated in 2016 was 12.99%. Annual interest ranged from 10.99% to 11.99% in 2017. Annual interest on most of the financing transactions facilitated in 2018 ranged from 10.88% to 11.99%. Besides interest, financial institutions do not charge car buyers additional fees.

•

Installments. Each car buyer may repay in monthly installments over a period ranging from one to five years. The combined total represents the principal and interest charged to the car buyer. The car buyer is required to designate a bank account for repayments and authorize automatic payments from this account.

•

Prepayment. Each car buyer who wishes to pay off the outstanding principal before maturity is charged a prepayment fee. The fee is based on a percentage of the outstanding principal amount at the time of prepayment.

•	Late payment penalty fee. A penalty fee for late payment is laid out in the agreement and imposed based on the outstanding principal amount and number of days that a payment is overdue.

In the event of delinquency, the financing terms are not allowed to be restructured.

Delinquent Asset Management

Our delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders. During the first five days after a delinquency occurs, we send automated text messages and make automated phone calls as reminders.

(2)

Live phone calls. If the delinquency continues for more than five days, members of our delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.

(3)

In-person visits. If the delinquency continues for more than 15 days, we may conduct in-person visits when we determine such measures are warranted. Around 40 members of our delinquent asset management team are responsible for this task. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral. If we identify any significant risk with respect to the collateral, we will commence our repossession efforts immediately. For example, a visit may reveal that the car buyer has already given the car to another person.

(4)

Repossession. If the delinquency continues for more than 45 days or if we identify a significant risk to our ability to recover the collateral, we then seek to repossess the car by collaborating with third-party repossession agents. For the financing transactions funded by financial institutions, we obtain their authorizations before commencing our repossession efforts. We enter into cooperation agreements with the repossession agents, which are obligated to perform their duties in compliance with the applicable laws and regulations. We have developed a mobile application that provides real-time updates of the full repossession process, which significantly improve repossession efficiency. From the beginning of 2016 to December 31, 2018, the success rate for our repossession agents to repossess cars with telematics device was 70.5%. If the telematics device were removed, the repossession agent could rely on other information related to the car buyer, including the address specified in the credit application, to locate the car. In the beginning of 2016 to December 31, 2018, the success rate for our repossession agents to repossess cars without telematics devices was 21.0%.

(5)

Disposal. After a car is repossessed, we store it in a warehouse to prevent its value from further deteriorating. To cover our nationwide operations, we leased 24 warehouses across China as of December 31, 2018, 17 of which were tended to by our own employees. We conduct on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. While the car is stored in the warehouse, we contact the car buyer again and try to convince the car buyer to buy back the car by paying off the outstanding amount along with an added repossession fee. If the car buyer is unable to make the payment, we will then sell the car.

(6)

Legal actions. If we are unable to repossess collateral from a delinquent borrower, we may commence a lawsuit against the borrower. In addition, if a large overdue balance remains after a repossessed car is sold, we may also commence a lawsuit against the relevant borrower. We have access to a nationwide network of external counsel who can represent us on such lawsuits at a reasonable cost. We view the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Our Technology System

Our technology system, which supports all key operations of our platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Our technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. We have collected approximately 30 terabytes of data through telematics devices, and we typically receive over 30,000 data points every second. Built on modular architecture, our system can easily expand to enable new business functions, connect new platform participants, as well as collect information from and interact with these new participants. Supported by our technology system, we received 100% of our credit applications electronically in 2018. Such credit applications may be uploaded through our Wechat platform, our proprietary mobile applications or in-store terminals. Our technology system also allowed us to achieve high operational efficiency.

Technology is embedded into each of our business lines’ operational processes, including:

•

Integration with financial institutions. Our IT system is highly integrated with those of financial institutions with which we directly collaborate. It typically takes us two months to establish an integrated connection with a financial institution’s core banking system. The system integration enables us to transmit applicant data and our credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly credit repayment data to us, in each case on a real time basis. Powered by this system, it only took less than two hours on average from submission of credit application to provision of credit decision in 2018. In some instances, credit decisions were provided in less than half an hour. With the help of repayment data provided by financial institutions, we are also able to commence collection efforts in a timely manner.

•	Mobile applications. We have developed various mobile applications for our platform participants, as set forth in the table below:

Mobile Application	User Type	Main Functions
Cango Car Loan	Prospective car buyers	Prospective car buyers can select cars available on our dealer network as well as submit credit applications to purchase these cars with financing leases offered by Shanghai Autohome.

Mobile Application	User Type	Main Functions
Car Owner eGeneration	Car buyers	We provide information relating to insurance products and financing solutions we facilitate. We also provide customer support, traffic infraction inquiries, vehicle valuation and other services through this mobile application.

Cango Financial Services	Our sales team, dealer financial managers and sales agents

Users of the mobile application are able to receive real time updates for automotive financing solutions on our platform. They can also verify prospective car buyers’ identities using facial recognition function, submit credit applications, receive credit decisions and arrange for electronic signing of financing transaction documents through this mobile application.

Our in-house sales team uses the mobile application to engage new dealers and monitor existing dealers’ sales efforts.

We also utilize the mobile application to assign tasks to personnel involved in our sales efforts and monitor the status of our sales efforts based on 42 parameters.

91HaoChe	Dealers	Dealers access our SaaS solutions, such as car sourcing and supply chain financing, through this mobile application.

Mobile Application	User Type	Main Functions
Jingang—Repossession	Repossession agents	The mobile application allows us to effectively manage repossession agents. We place our orders through the mobile application. The application also allows the repossession agents to view information about the cars and car buyers, locate cars installed with telematics devices and report progress on repossession efforts. In addition, the application allows the repossession agents to record videos of the repossession processes, which helps them ensure compliance with the relevant laws and regulations.

Jingang—Warehousing	Warehouse staff	The mobile application allows us to effectively manage warehouse staff. We send notices before delivering repossessed cars to the warehouses. The warehouse staff provide us with confirmations when they receive the cars. We also notify the warehouse staff when we need to deliver the cars to the relevant purchasers or car buyers.

Cango GPS	Mechanics	Mechanics who are responsible for installing telematics devices on cars use this mobile application to provide us with confirmations after they install the devices.

•

Credit assessment and data security. Our credit assessment model is based on various algorithms such as the gradient boosting decision tree and processes a large amount of data we collect from car buyers, both directly from their applications and indirectly from third-party sources with their consent. Our credit decision engine was customized by our own research and development team based on our car buyer base. We are in the process of developing a control platform to monitor credit risk on a real-time basis. To prevent identity theft, we utilize facial recognition technology, through which we compare an applicant’s image in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. We store our data and transmit it to financial institutions in an encrypted form. We have also created controls to limit employee access to such information and monitor access.

•

Dealer SaaS Solutions. In May 2018, we launched dealer SaaS solutions as a comprehensive tool kit to address dealers’ pain points. Our SaaS solutions allow dealers to conveniently (i) source cars and apply for supply chain financing through our “91HaoChe” mobile app, (ii) manage inventory on their enterprise resource planning systems and (iii) engage potential car buyers through embedded mini-programs on the WeChat social network platform.

•

Telematics. Every car purchased through our platform comes with a telematics device. Our technology system is integrated with these telematics devices, which enable us to not only locate the collaterals but also collect a massive volume of car location data. We believe this data enable us to enhance our services offered and empower us to explore new business opportunities, such as offering usage-based insurance. We have collected approximately 30 terabytes of data through telematics devices, and we typically receive over 30,000 data points every second.

Additionally, we have focused on developing infrastructure technologies in three major areas to support the overall business functions, including cloud computing, distributed architecture and big data analysis.

Cloud computing: Our technology system is deployed and our data is maintained through a customized cloud computing system. We have established a hyper-converged infrastructure that is supported by 167 high-performance physical servers and 311 high-performance virtual servers. We utilize the hyper-converged infrastructure for all service interfaces and core applications in our technology system. Cloud computing enables us to maintain flexibility in allocating our IT resources with improved manageability and lower labor cost. Thus, we can more rapidly adjust resources to meet the significant growth of our business.

Distributed architecture: We establish micro-service interfaces using a distributed architecture, which is supported by virtualization technology. Our distributed architecture enables us to expand our technology system rapidly and achieve high concurrence capabilities. Currently, we have over 48,000 data points per second parallel processing capability. Built with flexibility to connect with both internal and external systems, our micro-service interfaces allow us to effectively integrate our IT system with those of financial institutions. We plan to gradually apply distributed architecture to our entire technology system in order to support the development of new services and business relationships.

Big data analytics: We collect a massive volume of data from car buyers through the credit application process as well as telematics devices. We also collect data from third party sources with car buyers’ consents. As of December 31, 2018, we have a database over 19 terabytes of automotive financing application data covering 1,644,377 applicants with at least 200 variables for each of them and approximately 34 terabytes of telematics data. We continuously enhance our level of automation through big data analysis and machine learning. Leveraging our massive database, we aim to expand the application of big data analysis in the key aspects of our operations, such as sales, credit assessment and delinquent asset management, while staying within the scope of car buyers’ consents.

Our research and development department comprised 154 employees as of December 31, 2018, including core team members with extensive experience with leading Internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

Competition

The automotive transaction industry in China is large yet competitive. We compete against automotive transaction platforms that connect various players across the automotive transaction value chain in automotive and automotive-related transaction facilitation. Within automotive financing as a subset of this, we compete against players such as Yixin Group and Uxin Group. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading automotive transaction service platform in China, we believe that our self-reinforcing platform, end-to-end service model, large and powerful dealer network and visionary and experienced management team make our platform more attractive and efficient to each type of participants we collaborate with, providing us with a competitive advantage over existing and potential competitors.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered five trademarks in the PRC, including “CANGO Management 灿谷管理”. We are the registered holder of 30 domain names in the PRC, including cangoonline.com and autohomefinance.com. We have 17 registered software copyrights relating to our mobile applications.

Seasonality

We experience seasonality in our business, reflecting car buyers’ purchase patterns. A greater number of cars tend to be purchased in the second half of each year, in part due to the introduction of new models from automotive manufacturers. This increase in car sales generates greater demand for our services. On the other hand, the Chinese New Year holiday contributes to lower activity levels in the first quarter of each year. As a result, we typically record higher revenues during the second half of each year compared to the first half.

Insurance

We provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Financing Lease

The Administrative Measures of Supervision on Financing Lease Enterprises, or the Administrative Measures, was formulated by the MOFCOM and became effective on October 1, 2013. According to the Administrative Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of financing lease enterprises. A financing lease company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Specifically, a financing lease enterprise shall, submit, within 15 business days after the end of each quarter, the statistics on and summary of its operation in the preceding quarter, and statistics on and summary of its operations in the preceding year as well as its financial and accounting report (including appended notes thereto) audited by an auditing firm for the preceding year prior to April 30 of each year. In the event of a change of name, a relocation to another region, an increase or decrease of registered capital, a change of organizational form, an adjustment of ownership structure or other changes, a financing lease company shall report to the competent provincial-level commerce authority in advance. A foreign-invested financing lease company that undergoes such changes shall go through approval and other procedures according to the relevant provisions. A financing lease company shall, within five business days after registering such changes, log into the National Financing Lease Company Management Information System to modify the above information.

Financing lease enterprises should use real entities, which have clear ownership and capable of generating revenue, as lessor to carry out the financing lease business. Financing lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services or inter-bank borrowing unless permission has been granted from the relevant departments. Financing lease enterprises must not carry out illegal fund-raising activities under the name of a financing lease company. According to the Administrative Measures, financing lease enterprises shall strengthen their internal risk controls, and establish effective systems for classifying at risk assets, and adopt a credit appraisal system for the lessee, a post recovery and disposal system and a risk alert mechanism. A financing lease company shall also establish an affiliated transaction management system, and exclude persons related to the affiliated transactions from the voting or decision-making process for affiliated transactions where the lessee is an affiliate. In the event of any purchase of equipment from an affiliated production company, the settlement price for such equipment shall not be lower than the price offered by such company to any third party of such equipment or equipment of the same batch.

The Administrative Measures also contain regulatory provisions specifically focusing on sale-leaseback transactions. The subject matter of a sale-leaseback transaction shall be properties that possess economic functions and produce continuous economic benefits. A financing lease company shall not accept any property to which a lessee has no title, or on which any mortgage has been created, or which has been sealed up or seized by any judicial organ, or whose ownership has any other defects as the subject matter of a sale-leaseback transaction. A financing lease company shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

Pursuant to the Circular of the General Office of the Ministry of Commerce on Strengthening and Improving the Approval and Administration over Foreign-invested Financing Lease Companies promulgated on July 11, 2013, or the Circular, foreign-invested financing lease companies that failed to conduct substantive financing lease business operations in the previous fiscal year or failed to pass the annual inspection and had violations of laws and regulations, shall be ordered by the local authority to make rectifications and report the information on such rectification to the MOFCOM. Foreign-invested financing lease companies shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Circular specifies that foreign-invested financing lease companies are not allowed to provide direct or indirect financing to local governmental financing companies which undertake public welfare project in any form in order to prevent fiscal and financial risks.

The Guiding Opinions on Accelerating the Development of Financing Lease Industry, or the Guiding Opinion, was promulgated by the General Office of the State Council of the PRC on August 31, 2015; the Guiding Opinion’s main task is to accelerate the development of the financing lease industry in four aspects: system and mechanism reform, development in major fields, innovative development and industry supervision. According to the Guiding Opinion, there is no minimum registered capital requirement for subsidiaries of a financing lease company, a financing lease company is allowed to engage in a side business which is related to its main business, and private capital and independent third-party service providers are encouraged to incorporate financing lease companies.

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission.

The Contract Law of the PRC, or the PRC Contract Law, promulgated by the National People’s Congress effective from October 1, 1999 regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 14 of the PRC Contract Law sets forth mandatory rules about financing lease contracts including that financing lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease.

Under financing lease contracts, the lessor shall conclude a purchase contract based on the lessee’s selections in respect of the seller and the leased property, and the seller shall deliver the leased property to the lessee as agreed. The lessee has the rights of a buyer when taking delivery of the leased property.

Without the consent of the lessee, the lessor may not modify relevant details related to the lessee of the purchase contract that has been concluded based on the lessee’s selections in respect of the seller and the leased property. The lessor is not liable for injury to the body or damage to the property of a third party caused by the leased property while in the possession of the lessee. However, the ownership of the leased property vests in the lessor. If they have not stipulated in which party ownership shall vest upon expiration, if such stipulation is not clear, or if ownership cannot be determined in accordance with the PRC Contract Law, the ownership of the leased property shall vest in the lessor.

Pursuant to the PRC Contract Law, unless otherwise agreed upon by the parties, the rental shall be determined according to the major part or whole of the costs for the purchasing the leased property and reasonable profits of the lessor.

Shanghai Autohome, our proprietary financing lease subsidiary, utilizing our own capital to fund financing leases to car buyers, has obtained the approval to operate financing lease business as issued by the MOFCOM.

Regulations Related to Intermediation

An intermediation contract under the PRC Contract Law is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting financial institutions with individual car buyers may constitute an intermediary service, and our service agreements with financial institutions may be deemed as intermediation contracts. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

In providing our service, we collect certain personal information from borrowers to provide credit origination, credit assessment and credit servicing to financial institutions for the purpose of facilitating transactions to borrowers. We have also collected car buyers’ data through telematics devices. We have obtained consent from borrowers to collect and use their personal information and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting borrowers’ personal information will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable, to us in the future. We may be subject to penalties if we were found to be in violation of such laws and regulations.

Regulations Related to VATS License

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “VATS.” VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Regulation Related to Foreign Investment

Foreign Investment Restriction

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than online retail and mobile commerce) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

In July 2006, the predecessor, the Ministry of Industry and Information Technology of the PRC, or the MIIT, issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

In light of the above restrictions and requirements, we plan to conduct our value-added telecommunications businesses through our consolidated VIE.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The FIL establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. In addition, it is further provided in the FIL that the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The FIL provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL. In addition, the FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign-invested enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulation Related to Financing Guarantee Companies

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies on August 2, 2017, and on April 2, 2018, China Banking and Insurance Regulatory Commission, together with several other governmental authorities, jointly adopted four supporting rules of the Administration of Financing Guarantee Companies: (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, together with the Administration of Financing Guarantee Companies, or the “Financing Guarantee Rules”. According to such Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, including, among other things, the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing. “Financing guarantees companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

As required by the Financing Guarantee Rules, a financing guarantee company shall measure its outstanding guarantee liabilities according to the risk weights stipulated by the government authorities, and the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, such limitation may be raised to fifteen times for financing guarantee companies which mainly serves small and micro-sized enterprises as well as the agricultural industry, rural areas and farmers. The outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

Furthermore, a financing guarantee company shall not provide financing guarantee for its controlling shareholder and actual controller. When a financing guarantee company provides financing guarantee for other affiliated parties, the conditions shall not be more favorable than those for providing similar guarantee for non-affiliated parties. In addition, a financing guarantee company shall not engage in any of the following activities: (i) taking deposits directly or in any disguised form; (ii) being engaged in proprietary lending or entrusted lending business; or (ii) making investment upon entrustment. If the competent governing authority finds that the business activities of a financing guarantee company may cause material risks, the government authority may take any of the following measures depending on actual circumstances: (i) ordering the financing guarantee company to suspend certain business; (ii) restricting the size and manner of use of proprietary funds by the financing guarantee company; or (iii) ordering the financing guarantee company to stop setting up any additional branch. A financing guarantee company that falls under any of the following circumstances shall be ordered by the competent government authority to make correction within the prescribed time limit; and, where it fails to correct by the prescribed deadline, the financing guarantee company may be subject to penalties including, fines of RMB100,000 to RMB500,000, confiscation of illegal gains if any, being ordered to suspend business for rectification, or being revoked of its permit for financing guarantee business under grave circumstances: (i) where the ratio of the outstanding guarantee liabilities of the financing guarantee company to its net assets is not in compliance with relevant requirements; (ii) where the financing guarantee company provides financing guarantee for its controlling shareholder or actual controller, or where the conditions by which the financing guarantee company provides financing guarantee for other affiliated parties are more favorable than those for providing similar guarantee for non-affiliated parties; (iii) where the financing guarantee company fails to accrue corresponding reserves in accordance with relevant provisions; or (iv) where the financing guarantee company fails to use its proprietary funds pursuant to the applicable governmental provisions on the safety and liquidity of the assets of financing guarantee companies.

With respect to the cooperation on guarantee business between financing guarantee companies and banking financial institutions, as required by the Financing Guarantee Rules, the two parties of such cooperation shall follow the principles of free will, equality, fairness and honesty, being compliant with laws, and prudent operation. Financing guarantee companies and banking financial institutions shall enter into cooperation agreements in writing to specify the rights and obligations of both parties, which shall include the scope of business cooperation, duration of cooperation, credit line, risk sharing, grace period for compensation, and information disclosure, among others. Furthermore, banking financial institutions shall not carry out cooperation on guarantee business with any company that does not hold the approval or license to operate financing guarantee business.

In connection with our automotive financing facilitation business, we provide credit assessment service to financial institutions to assist them in making ultimate credit decisions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. It is uncertain whether such practices of us would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions, which has caused certain risks to our business, financial condition, results of operations and prospects. See “—Risks Relating to Our Industry and Business—The laws and regulations governing the automotive and mobility industries in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” and “—Risks Relating to Our Industry and Business—Shanghai Cango may be deemed to operate financing guarantee business by the PRC regulatory authorities”

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

We plan to adopt various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether automotive financial service platforms like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.

Regulations Related to Intellectual Property Rights

The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT promulgated its Administrative Measures on Internet Domain Names in 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, which became effective as of January 1, 2008 and was revised on December 28, 2012 and became effective on July 1, 2013. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the pension insurance, medical insurance, unemployment insurance, maternity insurance and work-related injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

The use of employees of third-party labor dispatch agencies, who are known in China as “dispatched workers,” is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and a 10% tax would apply with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Public Announcement on Certain Questions in the Recognition of Beneficial Owners in Tax Treaties in 2018, which stipulates that, in determining whether a non-resident enterprise has the status of a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “designated payee” from being considered as a “beneficial owner” and a “beneficial owner” analysis is required to be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

C.	Organizational Structure

The following diagram illustrates our corporate structure. We acquired Shanghai Autohome through a series of transactions, and the Acquisition was completed at the end of September 2018.

The following diagram omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, Shanghai Cango and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P. (of which Mr. Jiayuan Lin is the general partner), the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively hold 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Each shareholder of Shanghai Cango is either an affiliate of or identical to a shareholder of Cango Inc. For information as to the principal shareholders of Cango Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)

Includes 30 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.

(3)	Primarily involved in the operation of our automobile trading platform “91HaoChe”.
(4)

Includes 28 subsidiaries that are wholly-owned by Shanghai Autohome, which primarily engages in providing financing leases to car buyers. Shanghai Cango, our consolidate VIE, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Autohome and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Autohome. As a result, Shanghai Autohome is our wholly-owned consolidated subsidiary.

Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct our operations mainly through Shanghai Cango, or the consolidated VIE, and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Shanghai Cango when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Shanghai Cango and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Can Gu Long and our consolidated VIE in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Can Gu Long, Shanghai Cango and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges in respect of Shanghai Cango’s equity interests would not be deemed validly created until they are registered with the local administration for market regulation.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Can Gu Long, our consolidated VIE, Shanghai Cango, and its subsidiaries, and the shareholders of Shanghai Cango.

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Shanghai Cango, other than Taikang Life Insurance Co. Ltd., has pledged all of such shareholder’s equity interest in Shanghai Cango as a security interest, as applicable, to respectively guarantee Shanghai Cango and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Shanghai Cango or any of its shareholders breaches their contractual obligations under these agreements, Can Gu Long, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Can Gu Long’s rights include being paid in priority with the equity interest of Shanghai Cango based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Shanghai Cango agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Can Gu Long, except for the performance of the relevant contractual agreement. Can Gu Long is entitled to collect dividends distributed on the equity interest of Shanghai Cango, and Shanghai Cango’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Can Gu Long. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid. We have registered pledges of equity interest of shareholders other than the Taikang Life Insurance Co., Ltd. in Shanghai Cango with the relevant offices of the administration for market regulation in accordance with the PRC Property Rights Law.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Shanghai Cango has irrevocably authorized Can Gu Long to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Cango during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Cango, including without limitation to: (1) attending shareholders’ meetings of Shanghai Cango; (2) exercising all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and Shanghai Cango’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole; and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Shanghai Cango. During the period that such shareholders remains a shareholder of Shanghai Cango, the power of attorney shall be irrevocable and continuously effective and valid from the date of execution of the power of attorney.

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement, Shanghai Cango appoints Can Gu Long as its exclusive services provider to provide Shanghai Cango with comprehensive technical support, consulting services and other services during the term of the exclusive business cooperation agreement. In consideration of the services provided by Can Gu Long, Shanghai Cango shall pay Can Gu Long fees equal to 100% of the consolidated basis net income of Shanghai Cango, which equals the balance of the gross income less the costs of Shanghai Cango acceptable to Can Gu Long and Shanghai Cango. Can Gu Long shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreement. In addition, Shanghai Cango grants to Can Gu Long an irrevocable and exclusive option to purchase from Shanghai Cango, Shanghai Autohome and any other subsidiary controlled by Shanghai Cango, at Can Gu Long’s sole discretion, any or all of the assets and business of Shanghai Cango, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive business cooperation agreement or terminated in writing by Can Gu Long, the exclusive cooperation agreement shall remain effective.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Shanghai Cango

Exclusive Option Agreement. Pursuant to the exclusive option agreement, each of Shanghai Cango’s shareholders have irrevocably granted Can Gu Long an irrevocable and exclusive right to purchase, or designate one or more persons agreed by the board of directors of Can Gu Long to purchase the equity interests in Shanghai Cango then held by its shareholders once or at multiple times at any time in part or in whole at Can Gu Long’s sole and absolute discretion to the extent permitted by PRC law. The minimum price regulated by PRC law shall be the purchase price. Shanghai Cango and its shareholders have agreed that, without Can Gu Long’s prior written consent, Shanghai Cango shall not in any manner supplement, change or amend the articles of association of Shanghai Cango, increase or decrease its registered capital, change its structure of registered capital in other manners, sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Shanghai Cango held by such shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement and the power of attorney. Shanghai Cango’s shareholders shall promptly donate any profit, interest, dividend or proceeds of liquidation to Can Gu Long or any other person designated by Can Gu Long to the extent permitted under applicable PRC laws. This agreement will remain effective until all equity interests of Shanghai Cango held by its shareholders have been transferred or assigned to Can Gu Long or its designated person(s).

Financial Support Undertaking Letter

We executed a financial support undertaking letter addressed to Shanghai Cango, pursuant to which we irrevocably undertake to provide unlimited financial support to Shanghai Cango to the extent permissible under the applicable laws and regulations of the Cayman Islands and the PRC, regardless of whether Shanghai Cango has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from Shanghai Cango if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Can Gu Long, Shanghai Cango and its shareholders until the date on which all of the equity interests of Shanghai Cango have been acquired by Can Gu Long or its designated representative(s).

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and proceeds from the issuance of equity or debt securities in the future.

D.	Facilities

Our corporate headquarters is located in Shanghai, China, where we lease approximately 7,328 square meters of office space. We also maintain leased properties of approximately 6,264 square meters of office space in 22 other cities as our regional offices. In addition, we leased approximately 21,270 square meters of 24 warehouses in 22 provinces of China. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. As of December 31, 2018, our platform connected 46,565 registered dealers, 12 third-party financial institutions and 40 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 1,065,690 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

Our services primarily consist of: (1) automotive financing facilitation, (2) automotive transaction facilitation and (3) after-market services facilitation. We generate a substantial portion of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Autohome, a provider of financing leases and our wholly-owned consolidated subsidiary. We have established in-depth collaboration with a number of financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions. We facilitated the financing of 356,576 new and used car purchases with a total amount of financing transactions of RMB21.7 billion (US$3.2 billion) in 2018.

Our revenues increased by 3.7% from RMB1,052.2 million in 2017 to RMB1,091.4 million (US$158.7 million) in 2018. Our net income was RMB306.9 million (US$44.6 million) in 2018 compared to RMB349.1 million in 2017.

Key Factors Affecting Our Results of Operations

Our Solution and Service Offerings and Pricing

We facilitate automotive transactions for various participants in the automotive transaction value chain. Our revenue growth depends on our ability to improve existing solutions and services provided, continue identifying evolving business needs, refine our collaboration model with financial institutions and provide value-added services to platform participants. Our revenue growth also depends on our abilities to effectively price our solutions and services and monetize new business opportunities. We historically derived substantially all of our revenues from automotive financing facilitation services. As such, our financial performance depends in part on our ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. The pricing of automotive financing solutions provided to car buyers are based on our recommendations to financial institutions, the internal strategies of financial institutions and market interest rates. Our ability to price our solutions and services competitively enables us to attract car buyers, dealers and other industry participants and further grow our platform. Furthermore, our product designs affect the type of car buyers that our automotive financing solutions attract, which in turn affects our credit performance.

We are in the process of expanding and monetizing automotive transaction facilitation and after-market services facilitation. We have started to take a proprietary inventory position of cars and sell such cars to dealers. We also facilitate the sale of insurance policies from insurance brokers and companies. Such business initiatives, and our ability to execute them, may affect the growth of our business and profitability. Since our new solution and service offerings may have different pricing strategies and cost structures, expansion of our business and changes to our revenue mix may affect our financial position and profitability.

As a result of the Acquisition, we have started to consolidate the results of operations of Shanghai Autohome and recognize leasing income as part of our revenue since the end of September 2018. We may increase such financing lease offerings in the future.

Car Buyer Engagement and Dealer Network

Our revenue growth has been largely driven by the expansion of our car buyer base and the corresponding increase in the amount of automotive financing solutions facilitated through our platform. We engage car buyers primarily through our network of registered dealers. Our ability to expand our car buyer base depends on the size and quality of our network of registered dealers as well as our ability to expand such network nationwide in China. We plan to further expand our dealer network and strengthen our partnerships with existing dealers. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution. Commissions paid by us are recorded as our cost of revenue. Our costs related to car buyer engagement also consist of personnel costs of our direct sales team, which was comprised of over 2,400 professionals as of December 31, 2018 and is responsible for either directly managing our registered dealers or providing training and supervision to dealer financial managers employed by our registered dealers or sales agents. Our ability to deploy our direct sales team to manage our registered dealer network in a cost-efficient manner will affect our financial performance.

We also collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Our success in such collaborations will affect our ability to broaden our prospective car buyer base through online channels in a cost-efficient manner.

Market Conditions and Government Policies in China

The demand for our services is dependent upon overall market conditions in China. China’s automotive industry, especially the automotive transaction industry and automotive finance industry, may be affected by, among other factors, the general economic conditions in China, the growth of disposable income as well as the availability and cost of credit available to finance car purchases. Car buyers have been increasingly willing to finance car purchases with debt. With the expansion of China’s automotive industry, dealers, financial institutions, OEMs and other industry participants have been utilizing technology-enabled automotive transaction service platforms to solve their pain points and capture market opportunities. The growth of our business will depend in part of the continuation of these trends.

Governmental policies affecting the automotive finance industry in China are developing and evolving, creating both challenges and opportunities that could affect our financial performance. For example, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller in 2017, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in 2018. The termination of the lower consumption tax rate partially contributed to a slower year-on-year growth rate of our revenues in 2018 as well.

New regulations may restrict our ability to collaborate with financial institutions and/or directly charge fees from car buyers. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make our business operations more difficult or expensive, or result in changes to our solutions and services offerings and hence our ability to price our solutions, these events could also provide new product and market opportunities.

Ability to Retain Existing Financial Institutions and Engage New Financial Institutions

The growth of our business is dependent on our ability to retain existing financial institutions we collaborate with and engage new financial institutions. We need to continue to provide high quality solutions and services to financial institutions, which will affect whether they will continue to fund automotive financing solutions facilitated through our platform. In addition, our collaborations with financial institutions may be affected by factors beyond our control, such as whether automotive financing solutions are perceived as an attractive asset class, operational disruption of our financial institutions, general economic conditions and the regulatory environment. Our ability to diversify our financial institution base will enhance the overall stability and sufficiency of funding to facilitate automotive financing transactions.

Ability to Perform Credit Assessment and Delinquent Asset Management Effectively

We historically derived substantially all of our revenues from automotive financing facilitation services, which primarily include credit origination, credit assessment, credit servicing and delinquent asset management for financial institutions. Although financial institutions have their own risk management procedures and make the ultimate decisions as to credit approvals, the default of an automotive transaction facilitated through our platform may still cause us reputational damage or direct economic loss, depending on the funding model for the relevant automotive financing solutions. The quality of our risk management efforts thus affects our results of operations.

Our arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on our financial position and results of operations for such period. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, any increase in overdue ratio experienced by such financial institutions with respect to financing transactions facilitated through our platform may affect its willingness to participate on our platform. Under our arrangements with certain financial institutions, including the financial institutions with which we cooperate under the co-partnership model, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. The proportion of financing transactions under such arrangement may increase in the future. As a result of the Acquisition, we record financing lease receivables in relation to financing leases funded by Shanghai Autohome on our consolidated balance sheet. As such, we bear credit risk as to such financing leases. We may expand the amount of financing leases provided by Shanghai Autohome, which will increase our exposure to credit risk.

After a delinquency occurs, we aim to collect repayments and/or repossess the car collateral from the car buyer. We rely on our delinquent asset management team to collect repayments and third-party repossession agents to repossess the car collateral at different stages of delinquent asset management process. Our ability to collect repayments and repossess car collaterals in a cost-effective way may affect our relationships with financial institutions and/or results of operations.

Operating Leverage of Our Platform

We operate a platform that connects the industry participants throughout the entire automotive transaction value chain, and our business model is highly scalable. Personnel costs have been and we expect will continue to be a large component of our operating cost and expenses. To maintain and improve the operating leverage of our platform we must manage to grow our business by increasing productivity and continuing automating our operations with technology.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively. Overall, our competitive position may be affected by, among other things, our service quality and our ability to price our solutions and services competitively. We will continue to invest in technologies to improve our service quality and user experience. We aim to enhance our speed for processing credit applications by refining our credit assessment model and improving the level of automation in credit assessment. As new competitors or new solutions and services emerges that compete with ours, we will need to continue to introduce new or enhance existing solutions and services to continue to attract dealers, financial institutions, car buyers and other industry participants. Whether and how quickly we can do so will have a significant impact on the growth of our business.

Credit Performance

As of December 31, 2018, the total outstanding balance of financing transactions for which we are not obligated to bear credit risk was RMB18.9 billion (US$2.8 billion), representing 55.3% of the total outstanding balance of financing transactions we facilitated. The remainder was funded by either (i) financial institutions from which we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Autohome, our wholly-owned consolidated subsidiary.

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. Amounts which are 180 calendar days or more past due are deducted from exposure at risk, as such amounts are typically charged off by third-party financial institutions. However, the relevant financial institutions may follow charge-off policies that differ from such practice.

The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding as of the specified dates.

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016				2017				2018
	(%)
M1+ overdue ratio	4.46	2.28	1.35	0.79	0.69	0.61	0.61	0.86	1.09	0.92	0.83	0.74
M3+ overdue ratio	2.31	1.13	0.58	0.39	0.28	0.27	0.24	0.34	0.46	0.46	0.36	0.37

M1+ overdue ratio decreased from 4.46% as of March 31, 2016 to 0.74% as of December 31, 2018, and M3+ overdue ratio decreased from 2.31% as of March 31, 2016 to 0.37% as of December 31, 2018, which reflects improvement in our product designs, credit assessment capabilities and delinquent asset management capabilities.

Risk Assurance Liabilities

Under our arrangements with certain financial institutions, including financial institutions with which we cooperate under the co-partnership model, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We refer to our arrangement to purchase financing receivables from financial institutions as our risk assurance obligation. As of December 31, 2018, the total outstanding balance of financing transactions funded by financial institutions under such agreement was RMB13.3 billion (US$1.9 billion), representing 39.0% of the total outstanding balance of financing transactions facilitated through our platform.

We incur risk assurance liabilities in connection with our risk assurance obligation. The table below sets forth the movement of risk assurance liabilities in the periods presented.

	As of / in the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	170,765	149,788	129,935	18,898
Fair value of risk assurance liabilities upon the inception of new loans	31,960	93,633	121,329	17,647
Performed risk assurance liabilities	(53,680)	(74,619)	(77,700)	(11,301)
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(354)	(51)

Balance at the closing of the period	149,788	129,935	173,210	25,192

Risk assurance liabilities consist of a non-contingent aspect and a contingent aspect. At the inception of each financing transaction for which we have risk assurance obligation, we recognize the non-contingent aspect at fair value, considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. The contingent aspect relates to the contingent loss arising from our risk assurance obligation. The service fees payable to us, net of risk assurance liabilities allocated from the consideration in connection with such financing transaction, are initially recognized as revenues.

When we perform our risk assurance obligation upon a car buyer’s default, we record a corresponding deduction to risk assurance liabilities. Prior to the launch of co-partnership model, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We also performed our risk assurance obligation through purchasing financing receivables, which were recorded at fair value. Since the third quarter of 2017, we have recorded additional financing receivables as we purchase such financing receivables upon certain specified events of car buyers’ defaults. Upon repossession of a car, we derecognize the financing receivable and record the repossessed car at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet.

The non-contingent aspect of risk assurance liabilities is reduced over the term of the arrangement, which we recognize as gain on risk assurance liabilities, as we are released from our risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable, and the amount of loss is estimable. We consider the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Components of Results of Operations

Revenues

Our revenues consist of loan facilitation income, leasing income, delinquent asset management income and others. We generate loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers. Our leasing income relates to financing lease payments from car buyers to Shanghai Autohome. Our delinquent asset management income relates to our delinquent asset management services. Our other revenue relates to our anti-theft assurance services, facilitation of the sale of insurance policies and automotive transaction facilitation services.

The following table sets forth components of our revenues, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Revenues
Loan facilitation income	431,646	99.4	1,019,081	96.9	916,280	133,267	84.0
Leasing income	—	—	—	—	59,093	8,595	5.4
Delinquent asset management income	1,831	0.4	26,102	2.5	9,451	1,375	0.9
Others	802	0.2	7,021	0.6	106,589	15,503	9.8

Total	434,280	100.0	1,052,204	100.0	1,091,414	158,740	100.0

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for credit losses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	170,044	39.2	386,054	36.7	430,059	62,549	39.4
Sales and marketing	39,537	9.1	114,145	10.8	167,244	24,325	15.3
General and administrative	34,550	8.0	101,277	9.6	151,076	21,973	13.8
Research and development	5,000	1.2	19,419	1.8	46,709	6,794	4.3
Net loss/(gain) on risk assurance liabilities	744	0.2	(38,867)	(3.7)	(354)	(51)	(0.0)
Provision for credit losses	—	—	156	0.0	19,960	2,903	1.8

Total	249,875	57.5	582,184	55.2	814,695	118,492	74.6

Cost of Revenue

Our cost of revenue consists of (i) commission paid to car dealerships, (ii) cost for staff responsible for risk management and delinquent asset management, (iii) incentive fee to sales staff, (iv) leasing interest and (v) others. The following table sets forth components of our cost of revenue, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Cost of revenue
Commission to car dealerships	60,139	13.8	178,155	16.9	203,846	29,648	18.7
Staff cost	27,197	6.3	51,609	4.9	59,631	8,673	5.5
Staff incentive	25,222	5.8	64,821	6.2	71,539	10,405	6.6
Leasing interest	—	—	—	—	21,223	3,087	1.9
Telematics devices	23,400	5.4	43,320	4.1	24,915	3,624	2.3
Others	34,086	7.8	48,149	4.6	48,905	7,113	4.5

Total	170,044	39.2	386,054	36.7	430,059	62,549	39.4

Commission paid to car dealerships increased from RMB178.2 million in 2017 to RMB203.8 million (US$29.6 million) in 2018 in connection with the increase in amount of financing transactions we facilitated. Commission paid to car dealerships as a percentage of our revenues increased from 16.9% to 18.7% during the same period. The increase was primarily due to higher average amount of commission paid to dealers in each financing transaction. Commission paid to car dealerships increased from RMB60.1 million in 2016 to RMB178.2 million in 2017 in connection with the increase in amount of financing transactions we facilitated. Commission paid to car dealerships as a percentage of our revenues increased from 13.8% to 16.9% during the same period. The increase was primarily due to higher average amount of commission paid to dealers in each financing transaction.

Staff cost consists of compensation for employees responsible for risk management and delinquent asset management. Staff cost increased from RMB51.6 million in 2017 to RMB59.6 million (US$8.7 million) in 2018 due to an expansion of our employees responsible for risk management and delinquent asset management and an increase in the average amount of compensation for such employees. Staff cost as a percentage of our revenues slightly increased from 4.9% to 5.5% during the same period. Staff cost increased from RMB27.2 million in 2016 to RMB51.6 million in 2017 due to an expansion of our employees responsible for risk management and delinquent asset management and an increase in the average amount of compensation for such employees. Staff cost as a percentage of our revenues decreased from 6.3% to 4.9% during the same period, primarily due to enhanced operational efficiency of employees responsible for risk management and delinquent asset management.

Staff incentive consists of incentive fee to our sales staff. Staff incentive increased from RMB64.8 million in 2017 to RMB71.5 million (US$10.4 million) in 2018, and it as a percentage of our revenue increased from 6.2% to 6.6% in the same period due to increased average incentive. Staff incentive increased from RMB25.2 million in 2016 to RMB64.8 million in 2017 due to the increase in amount of financing transactions we facilitated. Staff incentive as a percentage of our revenue increased from 5.8% to 6.2% in the same period due to increased sales staff headcount and average incentive.

Leasing interest changed from nil in 2017 to RMB21.2 million (US$3.1 million) in 2018 primarily because we completed the acquisition of Shanghai Autohome, which facilitates financing leases, at the end of September 2018. Leasing interest as a percentage of our revenues changed from nil to 1.9% during the same period.

Cost for telematics devices decreased from RMB43.3 million in 2017 to RMB24.9 million (US$3.6 million) in 2018 due to the decrease in amount of financing transactions we facilitated. Cost for telematics devices as a percentage of our revenues decreased from 4.1% to 2.3% during the same period, primarily due to a decrease in unit cost for telematics devices. Cost for telematics devices increased from RMB23.4 million in 2016 to RMB43.3 million (US$6.9 million) in 2017 due to the increase in amount of financing transactions we facilitated. Cost for telematics devices as a percentage of our revenues decreased from 5.4% to 4.1% during the same period, primarily due to a decrease in unit cost for telematics devices.

Other costs are primarily comprised of cost for collection, outsourcing fees for third-party repossession agents as well as other ordinary course expenses. Other costs increased from RMB48.1 million in 2017 to RMB48.9 million (US$7.1 million) in 2018. Other costs as a percentage of our revenues decreased from 4.6% to 4.5% during the same period, primarily due to economies of scale. Other costs increased from RMB34.1 million in 2016 to RMB48.1 million in 2017, primarily due to the increase in the amount of financing transactions we facilitated. Other costs as a percentage of our revenues decreased from 7.8% to 4.6% during the same period, primarily due to economies of scale.

Sales and Marketing

Sales and marketing expenses consist primarily of compensation related to our sales staff but exclude incentives paid to them.

General and Administrative

General and administrative expenses consist primarily of compensation related to accounting and finance, legal, human resources and other administrative personnel, professional service fee as well as rent for office spaces related to various administrative activities.

Research and Development

Research and development expenses consist primarily of compensation related to research and development personnel, depreciation and amortization of equipment and costs of data center services.

Net Loss/(Gain) on Risk Assurance Liabilities

Risk assurance liabilities consist of a non-contingent aspect and a contingent aspect. At the inception of each financing transaction for which we have risk assurance obligation, we recognize the non-contingent aspect at fair value. The non-contingent aspect of risk assurance liabilities is reduced over the term of the arrangement, which we recognize as gain on risk assurance liabilities, as we are released from our risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable and is measured as the future payout estimated using the historical default rates of a portfolio of similar loans.

Provision for Credit Losses

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we have started to record financing receivables relating to the financing leases funded by Shanghai Autohome on our balance sheet since the completion of the Acquisition at the end of September 2018. The allowance for financing receivables is calculated using the probability of default and loss given default model based on pools of financing receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. We recognize any increase in allowance for financing receivables as provision for credit losses for the relevant period.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiary and consolidated variable interest entity in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. In April 2019, Shanghai Cango received the High and New Technology Enterprise certificate and will enjoy a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020.

We are subject to VAT at a rate of 6% on the services we provide to customers, and VAT at a rate of 13% on our sales of products starting from April 1, 2019 (such rate was 16% from May 1, 2018 to April 1, 2019), less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We generate revenue primarily by providing automotive financing facilitation services and post-origination administrative services, or PAS, to financial institutions and borrowers. We entered into non-risk assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass our credit assessment processes are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and we will earn a loan facilitation fee from the financial institution. Additionally, we will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service, or SMS, payment reminder to borrowers, throughout the terms of the loans. We determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, we do not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.

We also generate revenue from other contingent fees, such as car recovery and disposal services.

In accordance with ASC 605, Revenue recognition (“ASC 605”), we recognize revenue when the following four revenue recognition criteria are met:

(i)	Persuasive evidence of an arrangement exists;

(ii)	Services have been provided;

(iii)	The fee is fixed and determinable, and

(iv)	Collectability is reasonably assured.

Multiple element revenue recognition

For each successful loan facilitation, we earn a loan facilitation fee and a recurring service fee for PAS throughout the term of the loans. Borrowers make repayments directly to the financial institutions, and the financial institutions will then remit the loan facilitation fee and recurring service fee to us on a periodic basis. The two deliverables provided by us are loan facilitation and PAS. In addition, for certain arrangements, we may provide a risk assurance obligation to certain financial institutions which requires us to make either delinquent installment repayments and/or purchase the loans after a specified period on an individual loan basis. We consider the loan facilitation services and the PAS as a multiple element revenue arrangement, and the financial institutions as the sole customer in the arrangement. We first allocate the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability if we provide a risk assurance obligation to the financial institution in the arrangement. The remaining consideration is then allocated to the loan facilitation services and PAS.

We do not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and PAS because we do not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, we use our best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation.

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. In instances where the fee is not collected entirely upfront but over time, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. As the remaining consideration from the revenue arrangement is contingent on the borrower’s timely installment repayments to the financial institutions, the remaining loan facilitation service income is recorded when the contingency is resolved.

The loan facilitation services and post-origination administrative services are recorded as revenue in the consolidated statements of comprehensive income.

Risk Assurance Liabilities

We provide risk assurance to various financial institution customers. The risk assurance liability requires us to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The risk assurance liability consists of two components. Our obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, we recognize the non-contingent aspect of the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. We measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

We apply the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2016, 2017 and 2018, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

We recognize the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options is accounted for as a modification of share options. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we recognize incremental compensation cost in the period the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. We, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees.

Fully Vested Equity Interests to Employees

We granted 4,000,000 fully vested equity interests of certain subsidiaries of Shanghai Cango for a nominal consideration to certain sales and marketing employees in recognition of their services in 2016. We determined the fair value of the equity interests based on the grant date fair value of the relevant subsidiaries. We estimated the fair value of the relevant subsidiaries using an income approach based on a discounted future cash flow model. We used certain assumptions, including the projected operating and financial performance of the subsidiaries, development stage of the subsidiaries, market performance of industry peers, and weighted average cost of capital in estimating the fair value of the equity interests.

In accordance with ASC Topic 718 Share based payments, we recorded share-based compensation expense on the grant date of the equity interests to the employees equal to the estimated fair value of such equity interests at the measurement date, which was determined to be RMB4,100,000 for the year ended December 31, 2016. The share-based compensation expense was recorded in sales and marketing expenses on the consolidated statements of comprehensive income.

The fair value of the relevant subsidiaries was estimated using an income approach based on discounted future cash flow of such subsidiaries. The assumptions included:

•	The operating and financial performance of the subsidiaries.

•	Current business conditions and projections.

•	Stage of development of the subsidiaries.

•	The market performance of industry peers.

•	Weighted average cost of capital (“WACC”):

WACCs were determined upon an overall consideration of risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. WACCs of the subsidiaries ranged from 23% to 25% in 2016.

•	Discount for lack of marketability (“DLOM”):

DLOM was quantified by refer to the empirical statistical data ranged from 25% to 35%. With consideration that the size of the subsidiaries is relatively small due to the early development of stage, the DLOM of 35% was adopted for the valuation analysis.

Stock Option Plan 2018

On May 25, 2018, the board of directors of Cango Inc. approved the employee stock option plan, or the ESOP, for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations, and approved 27,845,526 of share options under the ESOP. The exercise price for such options is US$1.7951 per share. Options under the ESOP vest over a total period of four years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with us, unless otherwise determined by the ESOP’s administrator.

In May 2018, we granted 5,569,105 options to purchase ordinary shares to certain eligible employees.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. Assumptions are summarized in the following table:

As of May 25, 2018
Risk-free interest rate (%)	2.93
Volatility (%)	38.70
Expected exercise multiple	2.80
Dividend yield	Nil
Expected life (in years)	10.00
Exercise price (US$)	1.7951
Fair value of ordinary shares (RMB)	37.82

We recognized compensation cost for the share options on a graded vesting basis. The total fair value of the vested share options was nil for the year ended December 31, 2018.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different. Assumptions and estimates are not necessary to determine the fair value of our ordinary shares after the listing of our ADSs on the NYSE.

The following table sets forth the fair value of options and ordinary shares estimated at the date of options grant indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price		Fair Value of Option	Fair Value of Ordinary Shares	Discount for Lack of Marketability	Discount Rate	Type of Valuations
May 25, 2018	5,569,105	US$	1.7951	RMB 38	RMB 37.82	35%	23% to 25%	Retrospective

We recognized RMB33.4 million (US$4.9 million) of share-based compensation expenses in 2018.

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The discount rates we listed in the table above were based on the WACCs determined based on a consideration of the factors, including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, nine publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) online retail and mobile commerce companies or companies that provide credit facilitation services and (ii) China-based companies that are publicly listed in the United States, publicly listed companies in China and United States-based publicly listed companies.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing model, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

Results of Operations for Continuing Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Loan facilitation income	431,646	99.4	1,019,081	96.9	916,280	133,267	84.0
Leasing income	—	—	—	—	59,093	8,595	5.4
Delinquent asset management income	1,831	0.4	26,102	2.5	9,451	1,375	0.9
Others	802	0.2	7,021	0.6	106,589	15,503	9.8

Total revenues	434,280	100.0	1,052,204	100.0	1,091,414	158,740	100.0
Operating cost and expenses:
Cost of revenue	170,044	39.2	386,054	36.7	430,059	62,549	39.4
Sales and marketing	39,537	9.1	114,145	10.8	167,244	24,325	15.3
General and administrative	34,550	8.0	101,277	9.6	151,076	21,973	13.8
Research and development	5,000	1.2	19,419	1.8	46,709	6,794	4.3
Net loss/(gain) on risk assurance liabilities	744	0.2	(38,867)	(3.7)	(354)	(51)	(0.0)
Provision for credit losses	—	—	156	0.0	19,960	2,903	1.8

Total operating cost and expenses	249,875	57.5	582,184	55.2	814,695	118,492	74.6

Income from operations	184,405	42.5	470,020	44.7	276,720	40,247	25.4

Interest income	4,099	0.9	16,164	1.5	61,465	8,940	5.6
Income/(loss) from equity method investments	(9,988)	(2.3)	4,856	0.5	42,685	6,208	3.9
Interest expense	(450)	(0.1)	(12,994)	(1.2)	(19,011)	(2,765)	(1.7)
Foreign exchange (loss)/gain, net	—	—	(25,403)	(2.4)	1,447	210	0.1
Other income, net	8,429	1.9	15,818	1.5	32,701	4,756	3.0

Net income before income taxes	186,495	42.9	468,460	44.5	396,007	57,597	36.3
Income tax expenses	(53,014)	(12.2)	(119,403)	(11.3)	(89,083)	(12,957)	(8.2)

Net income	133,481	30.7	349,057	33.2	306,924	44,640	28.1

Less: Net income attributable to the non-controlling interests	4,575	1.1	8,048	0.8	4,232	616	0.4

Net income attributable to Cango Inc.’s shareholders	128,906	29.7	341,010	32.4	302,692	44,025	27.7

Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

Revenues. Our revenues increased from RMB1,052.2 million in 2017 to RMB1,091.4 million (US$158.7 million) in 2018, which was primarily due to (i) an increase of RMB59.1 million (US$8.6 million) in leasing income from nil in 2017 to RMB59.1 million (US$8.6 million) in 2018 because we completed the acquisition of Shanghai Autohome, which facilitates financing leases, at the end of September 2018, and (ii) an increase of RMB99.6 million (US$14.5 million) in others from RMB7.0 million in 2017 to RMB106.6 million (US$15.5 million) in 2018 as a result of the increased contribution of after-market services business. The increase was partially offset by a decrease of RMB102.8 million (US$15.0 million) in loan facilitation income from RMB1,019.1 million in 2017 to RMB916.3 million (US$133.3 million) in 2018, as a result of a change in our dealer coverage model as well as conditions in the automotive market, as elaborated below.

The first half of 2018 was a transitional period for our dealer coverage model, as our sales team had started to cover a significant number of dealers that were previously covered by dealer financial managers, who are dealers’ employees. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. To implement this change in our dealer coverage model, we hired a large number of employees, and our sales team expanded from 1,691 as of December 31, 2017 to 2,469 as of December 31, 2018. It typically takes a few months for a new sales representative to achieve a sufficient level of efficiency through on-the-job training. The challenges of integrating the new employees into our sales team had an adverse effect on our results of operations. The expansion of the sales team and the increase in the average compensation for sales staff also contributed to the increase in our sales and marketing expenses, which negatively affects our net income. Our results of operations were also affected by changes in government policies and the automotive market. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in 2018. In addition, the challenging macroeconomic environment in China in 2018 also led to a decline in new car sales. In light of that, certain OEMs launched short-term marketing campaigns, offering financing solutions with more significant subsidies in 2018, which competed with the financing solutions facilitated by us. As a result, the number of automotive financing transactions facilitated decreased from 434,881 in 2017 to 356,576 in 2018. The amount of automotive financing transactions facilitated decreased from RMB26.6 billion in 2017 to RMB21.7 billion in 2018.

Operating cost and expenses. Our total operating cost and expenses increased from RMB582.2 million in 2017 to RMB814.7 million (US$118.5 million) in 2018, primarily attributable to the increase in cost of revenue, sales and marketing expenses, general and administrative expenses as well as research and development expenses.

•

Cost of revenue. Our cost of revenue increased from RMB386.1 million in 2017 to RMB430.1 million (US$62.5 million) in 2018. Our cost of revenue as a percentage of our revenues increased from 36.7% to 39.4% during the same period. The increase was primarily due to a higher average amount of commissions paid to dealers in each financing transaction we facilitated.

•

Sales and marketing. Our sales and marketing expenses increased from RMB114.1 million in 2017 to RMB167.2 million (US$24.3 million) in 2018. Our sales and marketing expenses as a percentage of our revenues increased from 10.8% to 15.3% during the same period. The increase was primarily due to the expansion of our sales team from 1,691 as of December 31, 2017 to 2,469 as of December 31, 2018 as a result of our effort to expand our dealer network.

•

General and administrative. Our general and administrative expenses increased from RMB101.3 million in 2017 to RMB151.1 million (US$22.0 million) in 2018. Our general and administrative expenses as a percentage of our revenues increased from 9.6% to 13.8% during the same period. The increase was primarily due to an increase in administrative staff headcount and compensation, as well as an increase in our share-based compensation expenses.

•

Research and development. Our research and development expenses increased from RMB19.4 million in 2017 to RMB46.7 million (US$6.8 million) in 2018. Our research and development expenses as a percentage of our revenues increased from 1.8% to 4.3% during the same period. The increase was mostly due to the expansion of our research and development team as well as increases in salaries and benefits expenses.

•

Net loss/(gain) on risk assurance liabilities. We recorded net gain on risk assurance liabilities of RMB0.4 million (US$0.05 million) in 2018 due to improvement in credit quality of financing transactions for which we have risk assurance obligation.

•

Provision for Credit Losses. Our provision for credit losses increased from RMB0.2 million in 2017 to RMB20.0 million (US$2.9 million) in 2018 due to an increase in our financing receivables as a result of (i) an increase in the financing receivables we purchased from financial institutions as a result of the increase in the amount of financing transactions for which we have risk assurance obligation and (ii) the acquisition of Shanghai Autohome.

Interest income. We recognized interest income of RMB16.2 million in 2017 from cash and cash equivalents on our balance sheet. We recognized interest income of RMB61.5 million (US$8.9 million) in 2018 from increased cash and equivalents on our balance sheet as a result of increased additional paid-in capital from shareholders.

Income from equity method investments. We recognized a gain from equity method investments of RMB4.9 million in 2017. We recognized a gain from equity method investments of RMB42.7 million (US$6.2 million) in 2018 primarily due to the revaluation gain from our equity method investment in Shanghai Autohome.

Interest expense. We recognized interest expense of RMB13.0 million in 2017. We recognized interest expense of RMB19.0 million (US$2.8 million) in 2018. The increase in interest expense was due to the consolidation of trusts that invest in asset-backed securities.

Foreign exchange gain/(loss), net. We recognized foreign exchange loss, net of RMB25.4 million in 2017. We recognized foreign exchange gain, net of RMB1.4 million (US$0.2 million) in 2018, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income, net. Our other income, net increased from RMB15.8 million in 2017 to RMB32.7 million (US$4.7 million) in 2018, primarily due to an increase in the amount of government grants.

Income tax expenses. Our income tax expenses decreased from RMB119.4 million in 2017 to RMB89.1 million (US$13.0 million) in 2018, primarily due to a decrease in taxable income.

Net income. As a result of the foregoing, our net income decreased from RMB349.1 million in 2017 to RMB306.9 million (US$44.6 million) in 2018.

Comparison of Year Ended December 31, 2017 and Year Ended December 31, 2016

Revenues. Our revenues increased from RMB434.3 million in 2016 to RMB1,052.2 million in 2017, which was primarily attributable to increase in credit origination and servicing revenue from RMB431.6 million in 2016 to RMB1,019.1 million in 2017. The increase in credit origination and servicing revenue was primarily due to the substantial increase in amount of financing transactions we facilitated from RMB10.3 billion in 2016 to RMB26.6 billion in 2017. The increase in the amount of financing transactions we facilitated was primarily due to a substantial expansion of our dealer network, which enabled us to engage more car buyers. The number of registered dealers increased from 16,035 as of December 31, 2016 to 34,634 as of December 31, 2017. The increase in the amount of financing transactions we facilitated was also driven by our collaboration with more financial institutions, such as our collaboration with WeBank under the co-partnership model, which started in the third quarter of 2017.

Operating cost and expenses. Our total operating cost and expenses increased from RMB249.9 million in 2016 to RMB582.2 million in 2017, primarily attributable to the increase in cost of revenue and sales and marketing expenses, partially offset by a net gain on risk assurance liabilities.

•

Cost of revenue. Our cost of revenue increased from RMB170.0 million in 2016 to RMB386.1 million in 2017 in connection with the increase in amount of financing transactions we facilitated. Our cost of revenue as a percentage of our revenues decreased from 39.2% to 36.7% during the same period, primarily due to (i) enhanced operational efficiency of employees responsible for risk management and delinquent asset management, which decreased staff cost as a percentage of our revenues from 6.3% in 2016 to 4.9% in 2017, (ii) a decrease in unit cost for telematics devices, which decreased cost for telematics devices as a percentage of our revenues from 5.4% in 2016 to 4.1% in 2017 and (iii) economies of scale, which decreased other costs as a percentage of our revenues from 7.8% in 2016 to 4.6% in 2017, which was partially offset by (i) higher average amount of commission paid to dealers in each financing transaction, which increased commission paid to car dealerships as a percentage of our revenues from 13.8% in 2016 to 16.9% in 2017 and (ii) increased sales staff headcount and average incentive paid, which increased staff incentive as a percentage of our revenues from 5.8% in 2016 to 6.2% in 2017.

•

Sales and marketing. Our sales and marketing expenses increased from RMB39.5 million in 2016 to RMB114.1 million in 2017. The increase was primarily due to an increase in compensation for our sales staff, which in turn was driven by both an expansion of our sales team from 607 as of December 31, 2016 to 1,691 as of December 31, 2017 as a result of our effort to expand our dealer network and an increase in the average amount of compensation for sales staff. Our sales and marketing expenses as a percentage of our revenues increased from 9.1% to 10.8% during the same period, primarily as a result of increased sales staff headcount and compensation.

•

General and administrative. Our general and administrative expenses increased from RMB34.6 million in 2016 to RMB101.3 million in 2017. The increase was primarily due to an increase in (i) fees paid to professional service providers in connection with the issuance of Series B preferred shares and our initial public offering and (ii) compensation for our administrative staff, which in turn was due to both an expansion in the number of our administrative staff from 99 as of December 31, 2016 to 149 as of December 31, 2017 and an increase in the average amount of compensation for administrative staff. Our general and administrative expenses as a percentage of our revenues increased from 8.0% to 9.6% during the same period, primarily due to increased fees paid to professional service providers and increased administrative staff headcount and compensation.

•

Research and development. Our research and development expenses increased from RMB5.0 million in 2016 to RMB19.4 million in 2017. The increase was primarily due to an increase in compensation for our research and development staff, which in turn was primarily driven by an expansion of our research and development staff from 24 as of December 31, 2016 to 98 as of December 31, 2017 and an increase in the average amount of compensation for research and development staff. Our research and development expenses as a percentage of our revenues increased slightly from 1.2% to 1.8% during the same period.

•

Net loss/(gain) on risk assurance liabilities. We recognized net loss on risk assurance liabilities of RMB0.7 million in 2016 due to higher than expected delinquency rates with respect to financing transactions for which we have risk assurance obligation. We recognized net gain on risk assurance liabilities of RMB38.9 million in 2017 due to improvement in credit quality of financing transactions for which we have risk assurance obligation.

•

Provision for Credit Losses. We recognized provision for credit losses of RMB156.1 thousand in 2017. Prior to the launch of co-partnership model in 2017, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We did not have any financing receivables on our balance sheet as of December 31, 2016, and we did not recognize provision for credit losses in 2016.

Interest income. We recognized interest income of RMB4.1 million in 2016 from cash and cash equivalents on our balance sheet. We recognized interest income of RMB16.2 million in 2017 from increased cash and equivalents on our balance sheet as a result of increased additional paid-in capital from shareholders.

Income/(loss) from equity method investments. We recognized a loss from equity method investments of RMB10.0 million in 2016 primarily due to the share of loss from our equity method investment in Shanghai Autohome. We recognized a gain from equity method investments of RMB4.9 million in 2017 primarily due to the share of profit from our equity method investment in Shanghai Autohome.

Interest expense. We recognized interest expense of RMB0.5 million in 2016. We recognized interest expense of RMB13.0 million in 2017.

Foreign exchange gain/(loss), net. We did not recognize any foreign exchange gain or loss in 2016. We recognized foreign exchange loss, net of RMB25.4 million in 2017, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income, net. Our other income, net increased from RMB8.4 million in 2016 to RMB15.8 million in 2017, primarily due to an increase in the amount of government grants from RMB8.2 million in 2016 to RMB15.4 million in 2017.

Income tax expenses. Our income tax expenses increased from RMB53.0 million in 2016 to RMB119.4 million in 2017, primarily due to the increase in our taxable income.

Net income. As a result of the foregoing, our net income increased significantly from RMB133.5 million in 2016 to RMB349.1 million in 2017.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In 2016 and 2017, net cash provided by operating activities was RMB83.0 million and RMB589.3 million, respectively. In 2018, net cash provided by operating activities was RMB184.8 million (US$26.9 million).

As of December 31, 2018, we had cash and cash equivalents of approximately RMB2,912.9 million (US$423.7 million), as compared to cash and cash equivalents of approximately RMB803.3 million as of December 31, 2017.

As of December 31, 2018, we had restricted cash of RMB967.5 million (US$140.7 million). Restricted cash represents cash deposited with the respective financial institutions, and to a lesser extent, cash held as collateral for short-term borrowings. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from our deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by us after a specified delinquency period. Such restricted cash is not available to fund our general liquidity needs.

As of December 31, 2018, we had short-term debts of RMB660.0 million (US$96.0 million) and long-term debts of RMB940.0 million (US$136.7 million). Our credit agreements do not contain any material debt covenants.

In December 2016, Shanghai Cango, our consolidated VIE, entered into a credit agreement with Tibet Trust Co., Ltd., which allows us to borrow up to RMB189.6 million (US$27.6 million), subject to the actual amount of funds raised by the trust. The agreement provides for a fixed interest rate of 4.75% per annum and a term of three years. As of December 31, 2018, the outstanding amount under such credit agreement was RMB50.0 million (US$7.3 million). We utilized the proceeds from the borrowing to satisfy our working capital needs.

In December 2016, Shanghai Autohome entered into a credit agreement with Tibet Trust Co., Ltd., which allows us to borrow up to RMB100 million (US$14.54 million). The agreement provides for a fixed interest rate of 7.2% per annum and a term of two and half years. As of December 31, 2018, the outstanding amount under such credit agreement was RMB100 million (US$14.54 million), which we record as short-term borrowing. We utilized the proceeds from the borrowing to satisfy our working capital needs.

In July 2018, Shanghai Autohome entered into a credit agreement with Bank of Shanghai Co., Ltd., which allows us to borrow up to RMB500.0 million (US$72.7 million). The agreement provides for a fixed interest rate of 6.2% per annum and a term of one year. As of December 31, 2018, the outstanding amount under such credit agreement was RMB300.0 million (US$43.6 million).

In December 2018, Shanghai Autohome entered into a credit agreement with Bank of Shanghai Huarui Co., Ltd., which allows us to borrow up to RMB100.0 million (US$14.5 million). The agreement provides for a fixed interest rate of 7% per annum and a term of one year. As of December 31, 2018, there was no amount outstanding under such credit agreement.

In December 2018, Shanghai Autohome entered into a credit agreement with Bank of Shanghai Co., Ltd., which allows us to borrow up to RMB260.0 million (US$37.8 million). The agreement provides for a fixed interest rate of 4.785% per annum and a term of one year. As of December 31, 2018, the outstanding amount under such credit agreement was RMB260.0 million (US$37.8 million).

Shanghai Autohome also obtains debt financing from several other institutions. For further information as to our short-term and long-term debts, see Note 10 to our audited financial statements included elsewhere in this annual report.

We believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business —We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

Although we consolidate the results of our consolidated VIE and its subsidiaries, we only have access to cash balances or future earnings of our consolidated VIE and its subsidiaries through our contractual arrangements with our consolidated VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	83,027	589,303	184,786	26,876
Net cash used in investing activities	(272,039)	(162,906)	(1,638,647)	(238,331)
Net cash provided by financing activities	187,147	685,689	4,091,130	595,030
Cash, cash equivalents and restricted cash at beginning of the year/(period)	47,866	46,000	1,132,684	164,742
Cash, cash equivalents and restricted cash at end of the year/(period)	46,000	1,132,684	3,880,429	564,385

Operating Activities

Net cash provided by operating activities was RMB184.8 million (US$26.9 million) in 2018, primarily due to net income of RMB306.9 million (US$44.6 million), adjusted for (i) gain on risk assurance liabilities of RMB0.4 million (US$0.05 million), (ii) provision for credit losses of RMB20.0 million (US$2.9 million), (iii) gain from equity method investment of RMB42.7 million (US$6.2 million), (iv) share-based compensation expense of RMB33.4 million (US$4.9 million), (v) deferred income tax benefit of RMB32.7 million (US$4.8 million) and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of an increase in risk assurance liabilities of RMB43.6 million (US$6.3 million) due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation. Such changes in working capital were partially offset by a decrease in other current and non-current liabilities of RMB168.7 million (US$24.5 million), which was primarily due to (a) a decrease of RMB59.3 million (US$8.6 million) in payroll payable due to payment of year-end bonus, (b) a decrease of RMB63.1 million (US$9.2 million) in customer advances, (c) a decrease of RMB22.1 million (US$3.2 million) in other tax payables due to payment of such amount.

Net cash provided by operating activities was RMB589.3 million in 2017, primarily due to net income of RMB349.1 million, adjusted for (i) gain on risk assurance liabilities of RMB38.9 million, (ii) gain from equity method investment of RMB4.9 million, (iii) foreign exchange loss, net of RMB25.4 million, (iv) deferred income tax expense of RMB12.8 million and (v) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB85.1 million relating to service fees from financial institutions due to substantial increase in amount of financing transactions funded and (ii) an increase in other current and non-current assets of RMB64.5 million, which was partially offset by (i) a decrease in receivables from related parties of RMB132.2 million relating to services fees from Jincheng Bank as Jincheng Bank ceased to be a related party since September 2017, (ii) an increase in other current and non-current liabilities of RMB266.5 million and (iii) an increase in risk assurance liabilities of RMB19.0 million due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation.

Net cash provided by operating activities was RMB83.0 million in 2016, primarily due to net income of RMB133.5 million, adjusted for (i) share-based compensation expense of RMB4.1 million, (ii) share of loss from equity method investment of RMB10.0 million and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in receivables from related parties of RMB142.0 million relating to increased services fees from Jincheng Bank and (ii) an increase in other current and non-current assets of RMB23.1 million primarily relating to an increase in prepaid expenses from certain customers and an increase in loans to shareholders, which was partially offset by an increase in other current and non-current liabilities of RMB113.6 million due to the increase of deposit by dealers with the expansion of our dealership network.

Investing Activities

Net cash used in investing activities was RMB1,638.6 million (US$238.3 million) in 2018, which was primarily attributable to (i) purchase of short-term investments of RMB2,821.4 million (US$410.4 million) in wealth management products which are primarily invested in various types of debt securities, (ii) origination of finance lease receivables of RMB2,024.3 million (US$294.4 million) and (iii) loans provided to related parties and third parties of RMB417.7 million (US$60.8 million), which was partially offset by (i) proceeds from redemption of short-term investments of RMB2,618.9 million (US$380.9million), (ii) principal collections and recoveries on finance lease receivables of RMB1,114.5 million (US$162.1 million) and (iii) proceeds from shareholder loans RMB114.0 million (US$16.6 million) relating to repayment of such loans.

Net cash used in investing activities was RMB162.9 million in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB1,419.7 million in wealth management products which are primarily invested in various types of debt securities, (ii) purchase of long-term investments of RMB338.6 million relating to asset-backed securities issued by Jincheng Bank and (iii) payment for acquiring Shanghai Autohome, net of cash acquired of RMB141.5 million relating to equity interest in Shanghai Autohome, which was partially offset by (i) proceeds from redemption of short-term investments of RMB1,463.3 million due to maturity of such investments and (ii) proceeds from sale of long-term investments of RMB332.8 million.

Net cash used in investing activities was RMB272.0 million in 2016, which was primarily attributable to (i) purchase of short-term investments of RMB295.5 million in wealth management products which are primarily invested in various types of debt securities and (ii) purchase of long-term investments of RMB185.8 million relating to asset-backed securities issued by Jincheng Bank, which was partially offset by proceeds from redemption of short-term investments of RMB205.1 million due to maturity of such investments.

Financing Activities

Net cash provided by financing activities was RMB4,091.1 million (US$595.0 million) in 2018, which was primarily attributable to contribution from shareholders of RMB3,307.3 million (US$481.3 million), proceeds from our initial public offering of RMB272.1 million (US$39.6 million) and proceeds from borrowings of RMB616.2 million (US$89.6 million), which was partially offset by repayment of borrowings of RMB73.1 million (US$10.6 million) and distribution to shareholders of RMB27.1 million (US$3.9 million).

Net cash provided by financing activities was RMB685.7 million in 2017, which was primarily attributable to (i) contribution from shareholders of RMB698.7 million and (ii) proceeds from borrowings of RMB400.3 million, which was partially offset by repayment of borrowings of RMB414.9 million.

Net cash provided by financing activities was RMB187.1 million in 2016, which was primarily attributable to proceeds from borrowings of RMB189.4 million.

Capital Expenditures

We made capital expenditures of RMB2.6 million, RMB9.6 million and RMB14.4 million (US$2.1 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table set forth our indebtedness and contractual obligations as of December 31, 2018:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts	533,405	77,581	39,837	493,568	—	—
Operating lease commitments	33,772	4,912	18,434	14,202	1,136	—

Total	567,177	82,493	58,271	507,770	1,136	—

Holding Company Structure

Cango Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIE and its subsidiaries in China. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses were RMB5.0 million, RMB19.4 million and RMB46.7 million (US$6.8 million) in 2016, 2017 and 2018, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

We have entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions we facilitate. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of de-fault by car buyers. As of December 31, 2018, risk assurance liabilities related to such arrangement were RMB173.2 million (US$25.2 million). As of December 31, 2018, the maximum potential undiscounted future payment we would be required to make was RMB14,340.6million (US$2,085.8 million).

We provided guarantees as to Shanghai Autohome’s borrowings of RMB488.9 million and RMB420.0 million as of December 31, 2016 and 2017. Since the completion of the Acquisition, Shanghai Autohome has been our wholly-owned subsidiary and has been consolidated with our results of operations.

F.	Tabular Disclosure of Contractual Obligations

The following table set forth our indebtedness and contractual obligations as of December 31, 2018:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts	533,405	77,581	39,837	493,568	—	—
Operating lease commitments	33,772	4,912	18,434	14,202	1,136	—

Total	567,177	82,493	58,271	507,770	1,136	—

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2018.

Name	Age	Position/Title
Xiaojun Zhang	47	Co-founder and chairman
Jiayuan Lin	50	Co-founder, director and chief executive officer
Langlang Zhou	38	Director
Zuyu Tan[1]	45	Director
Yongyi Zhang	46	Chief financial officer and director
Weibiao Zhan[2]	45	Director
Xiaoyu Liu	36	Director
Zhipeng Song	34	Director
Yun Ye	41	Head of legal division and director
Chi Ming Lee	66	Independent director
Dongsheng Zhou	51	Independent director

1.	Mr. Zuyu Tan resigned as our director on February 14, 2019.
2.	Mr. Weibiao Zhan resigned as our director on February 14, 2019.

Xiaojun Zhang is our co-founder and has served as our chairman since 2014. Mr. Zhang has also served as a chairman and general manager of Shanghai Autohome since 2016. Prior to co-founding our company, Mr. Zhang served as a director and general manager of SAIC-GMAC Automotive Finance Co., Ltd. from 2004 to 2013. From 1999 to 2004, Mr. Zhang served as a deputy general manager of Shanghai Automobile Group Finance Company. From 1992 and 1998, Mr. Zhang served as a financial supervisor of People’s Bank of China, Shanghai Branch. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics in 1992, a master’s degree in business administration from Peking University in 2003 and completed China Senior Executive Program at Harvard Business School in 2018, thereby attaining alumni status.

Jiayuan Lin is our co-founder and has served as our director and chief executive officer since 2010. Prior to co-founding our company, Mr. Lin served as an assistant general manager of Shanghai Automobile Group Finance Company from 2007 to 2010. From 2003 to 2007, Mr. Lin served as a director of the sales department of SAIC-GMAC Automotive Finance Co., Ltd. From 1997 to 2003, Mr. Lin worked in SAIC General Motors Corporation Limited as a manager of tax and insurance in the finance department and a manager of finance support in the marketing department. From 1991 to 1997, Mr. Lin worked in the Pudong branch of Bank of China as a staff member in the finance department, deputy manager of the audit division and deputy manager of the credit division. Mr. Lin received a bachelor’s degree in economics, with specialization in investment management, from Shanghai University of Finance and Economics in 1991.

Langlang Zhou has served as our director since 2017. Mr. Zhou is a managing director of Warburg Pincus LLC and has been with the firm since 2005. Mr. Zhou is currently a director of China Huarong Asset Management Co., Ltd., Hwabao WP Fund Management Co., Ltd. and Wacai Holdings Limited. Mr. Zhou served as an analyst of the investment banking division of Credit Suisse First Boston from 2003 to 2004 and an associate of the investment banking division of Citibank from 2004 to 2005. Mr. Zhou obtained a bachelor’s degree in business and a bachelor’s degree in electrical engineering from the University of Western Ontario in 2002.

Zuyu Tan served as our director from March 2018 to February 2019. Mr. Tan has served as chief executive officer of Beijing Taikang Investment Co., Ltd. since 2016. From 2014 to 2016, Mr. Tan served on the executive committee and as the head of equity investment department I of Taikang Asset Management Co., Ltd. From 2009 to 2013, Mr. Tan served as a managing director of Ping An Trust Co., Ltd. From 2006 to 2008, Mr. Tan served as the investment director of Actis Capital, LLP. From 2001 to 2005, Mr. Tan served as an investment officer of International Finance Corporation, World Bank Group. In 1998, Mr. Tan served as an investment manager of China Everbright International Trust and Investment Corp. From 1995 to 1998, Mr. Tan served as an auditor of KPMG China. Mr. Tan received a bachelor’s degree in accounting from Beijing Institute of Machinery Industry in 1995 and a master’s degree in international finance from the London School of Economics and Political Science in 2000.

Yongyi Zhang has served as our chief financial officer since 2018 and director since 2018. Prior to joining our company, Mr. Zhang served as an executive director of Zhongde Securities Co., Ltd. from 2010 to 2018. From 2001 to 2010, Mr. Zhang served as a senior manager of China Galaxy Securities Co., Ltd. From 1997 to 2001, Mr. Zhang served as a deputy manager of Shanghai Stock Exchange. From 1995 to 1997, Mr. Zhang served as an auditor of Arthur Anderson (Shanghai Office). Mr. Zhang received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 1995.

Weibiao Zhan served as our director from March 2018 to February 2019. Mr. Zhan has served as a deputy general manager in the investment and acquisition department of Tencent Holdings Limited since 2003 and is currently a director of Beijing Navinfo Co., Ltd. From 2000 to 2003, Mr. Zhan served as a corporate client services manager in Southern China region of Microsoft (China) Co., Ltd. From 1998 to 2000, Mr. Zhan served as a project manager of the development center in Kingdee Software (China) Co., Ltd. From 1997 to 1998, Mr. Zhan served as an assistant to department head at China Science and Technology Development Institute. Mr. Zhan received a bachelor’s degree in engineering and economics from the South China University of Technology in 1997 and an Executive MBA from Hong Kong University of Science and Technology in 2011.

Xiaoyu Liu has served as our director since 2018. Mr. Liu joined Didi Chuxing in 2015 and currently serves as the General Manager in the Fintech Department. Mr. Liu has over ten years of working experience in the finance and investment industry including with The Carlyle Group, Kaichen Group, UniCredit and KPMG. Mr. Liu received a bachelor’s degree in biotechnology from Tsinghua University in 2005 and an MBA from University of Pennsylvania in 2012.

Zhipeng Song has served as a director of our company since 2018. Mr. Song has also served as a vice president of Shanghai Autohome since 2016. From 2014 to 2015, Mr. Song served as an assistant general manager of our company. From 2012 to 2014, he served a regional manager of Anji Leasing Co., Ltd. From 2010 to 2012, he served as an account manager of SAIC-GMAC Automotive Finance Co., Ltd. Mr. Song received a bachelor’s degree in finance from Shanghai University in 2007 and a master’s degree in finance and management from Loughborough University in 2008 and a master’s degree in finance from University of St. Andrews in 2009.

Yun Ye has served as our director since 2018. Ms. Ye joined our company in 2010 and is currently the head of legal division. From 2004 to 2010, she served as a supervisor of sales and operations at SAIC-GMAC Automotive Finance Co., Ltd. From 1999 to 2004, she served as a credit officer at Shanghai Automobile Group Finance Company. Ms. Ye received a bachelor of laws degree from Shanghai Jiao Tong University in 2003.

Chi Ming Lee has served as our independent director since July 25, 2018. Mr. Lee also has served as an independent non-executive director of China Minsheng DIT Group Limited since 2014, and of Huatai Securities Co., Ltd. since 2015. Mr. Lee has been the managing partner of Benington Capital Limited since October 2014. From 1989 to 2014, Mr. Lee served as the senior manager/director of Licensing department, director of Corporate Planning, and director of Finance and Administration of the Securities and Futures Commission of Hong Kong. From 1976 to 1989, Mr. Lee served as the assistant assessor and then the assessor at Inland Revenue Department of the Government of Hong Kong. Mr. Lee obtained his higher diploma in accountancy from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University) in 1976, a bachelor’s degree in law from the University of London in 1988, and a master’s degree in business administration from the University of Hong Kong in 1993. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Dongsheng Zhou has served as our director since July 25, 2018. Dr. Zhou is a professor of marketing and chair of the marketing department at China Europe International Business School, where he has worked since 2002. Since 2006, Dr. Zhou has served as the academic co-chair of SEPC, a joint executive training program with Harvard Business School and the School of Economics and Management at Tsinghua University. From 2007 to 2012, Dr. Zhou served as the associate dean in charge of the alumni relationships of China Europe International Business School. From 1997 to 2002, Dr. Zhou served as an assistant professor in the department of marketing and on the business faculty at the City University of Hong Kong. Dr. Zhou received a bachelor’s degree in science from the University of Science and Technology of China in 1990 and a doctor of philosophy degree from the faculty of commerce and business administration at the University of British Columbia in 1997.

The business address for all of our executive officers and directors is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.

B.	Compensation

Compensation

In 2018, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB11.7 million (US$1.7 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

On May 25, 2018, we adopted the Share Incentive Plan 2018, or the share incentive plan, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors.

Administration

The share incentive plan is jointly administered by Mr. Xiaojun Zhang, our co-founder and chairman, and Mr. Jiayuan Lin, our co-founder, director and chief executive officer. The administrators will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may provide for termination of all equity awards outstanding at a specific time in the future, purchase of equity awards from holders, replacement of equity awards, payment of awards in cash or combination of the foregoing.

Term

Unless terminated earlier, the share incentive plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the share incentive plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the share incentive plan.

Vesting Schedule

The vesting schedule of each equity award granted under the share incentive plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the share incentive plan, subject to certain exceptions.

Granted Options

In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain eligible employees. We recognized RMB33.4 million (US$4.9 million) of share-based compensation expenses in 2018. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan. As of March 31, 2019, 5,455,193 options remained outstanding, all of which were unvested and subject to the applicable vesting schedules. The exercise price for such options is US$1.7951 per share.

The table below summarizes, as of March 31, 2019, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awards		Option Exercise Price (US$)	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman		*	1.7951	May 25, 2018	May 24, 2028

Jiayuan Lin	Chief executive officer and director		*	1.7951	May 25, 2018	May 24, 2028

Yongyi Zhang	Chief financial officer and director		*	1.7951	May 25, 2018	May 24, 2028

Zhipeng Song	Director		*	1.7951	May 25, 2018	May 24, 2028

Yun Ye	Head of legal division and director		*	1.7951	May 25, 2018	May 24, 2028

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

Option Exercise Price

The option exercise price of US$1.7951 per share was agreed among us and our Series A shareholders when they invested in us in March 2017. The joint investment agreement, dated March 21, 2017, relating to Shanghai Cango required such investors to pay a purchase price of RMB13.41, or the Series A-1 Purchase Price, per registered capital of RMB1. The same agreement permits Shanghai Cango to grant equity awards to employees at an exercise price equivalent to the Series A-1 Purchase Price, to be adjusted to account for share splits and other changes in capital structure. The Series A-1 Purchase Price was determined through arms-length negotiation with investors and represented the fair market value of the registered capital of Shanghai Cango as of March 21, 2017. Having taken into account of our Offshore Restructuring, which resulted in Cango Inc. becoming our ultimate holding company, we determined that the Series A-1 Purchase Price be equivalent to US$1.7951 per share for the purpose of setting the exercise price of our stock options. We believe US$1.7951 per share represented the fair market value of ordinary shares of Cango Inc. as of March 21, 2017 on a retroactive basis.

We estimate the fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. As of December 31, 2018, total unrecognized compensation expense relating to unvested share options was RMB112.5 million (US$16.4 million). The expense is expected to be recognized over a weighted-average period of 2.25 years.

C.	Board Practices

Our board of directors consisted of 11 directors as of December 31, 2018. Mr. Zuyu Tan and Mr. Weibiao Zhan resigned as our directors on February 14, 2019, so currently, our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Chi Ming Lee, Dongsheng Zhou and Yongyi Zhang. Chi Ming Lee is the chairperson of our audit committee. Chi Ming Lee satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Chi Ming Lee and Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Xiaojun Zhang, Jiayuan Lin and Dongsheng Zhou. Xiaojun Zhang is the chairperson of our compensation committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jiayuan Lin, Xiaojun Zhang and Dongsheng Zhou. Jiayuan Lin is the chairperson of our nominating and corporate governance committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.	Employees

As of December 31, 2016 and 2017 and 2018, we had a total of 1,084, 2,372 and 3,327 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

Function	Number of Employees	% of Total
Sales and marketing	2,469	74.2
Operations	311	9.3
Risk management	197	5.9
General administration	196	5.9
Research and development	154	4.6

Total	3,327	100.0

As of December 31, 2018, 731 of our employees were based in Shanghai. The rest of our employees were based in 22 other cities across China.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as big data analytics, marketing and operations, risk management and sales as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

As of March 31, 2019, the total number of ordinary shares outstanding is 302,809,892, comprising 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	—	39,442,798	13.1	43.6
Jiayuan Lin(2)	21,283,655	39,882,922	20.2	45.3
Langlang Zhou	—	—	—	—
Zuyu Tan	—	—	—	—
Yongyi Zhang	—	—	—	—
Weibiao Zhan	—	—	—	—
Xiaoyu Liu	—	—	—	—
Zhipeng Song	—	—	—	—
Yun Ye	—	—	—	—
Chi Ming Lee	—	—	—	—
Dongsheng Zhou	—	—	—	—

Directors and Executive Officers as a Group	21,283,655	79,325,720	33.3	88.9
Principal Shareholders:
Medway Brilliant Holding Limited(3)	21,283,655	39,882,922	20.2	45.3
WP Fintech(4)	53,431,125	—	17.7	3.0
Didi Chuxing(5)	43,484,992	—	14.4	2.4
Eagle Central Holding Limited(6)	—	39,442,798	13.1	43.6
Tencent Mobility Limited(7)	31,603,197	—	10.5	1.7
Taikang Offshore Entities(8)	15,802,058	—	5.2	0.9
Huaiyuan L.P.(9)	13,075,290	—	4.3	0.7

*	The business address for our directors and executive officers is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 39,442,798 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 6 below. In addition, Eagle Central is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.

(2)

Represents (i) 39,882,922 Class B ordinary shares that are held by Medway Brilliant Holding Limited, or Medway Brilliant, and (ii) 21,283,655 Class A ordinary shares that are held by Xiehuai L.P. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. Medway Brilliant and Xiehuai L.P. are further described in footnote 3 below. In addition, Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.

(3)

Represents (i) 39,882,922 Class B ordinary shares that are held by Medway Brilliant and (ii) 21,283,655 Class A ordinary shares that are held by Xiehuai L.P. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. The limited partners of Xiehuai L.P. include, among others, (i) Eagle Central, (ii) ZYY Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Yongyi Zhang, (iii) SZP Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Zhipeng Song and (iv) YEYUN Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Ms. Yun Ye. Eagle Central is further described in footnote 6 below. The registered address of Xiehuai L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Represents 53,431,125 Class A ordinary shares held by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by WP Fintech with SEC on February 14, 2019. The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”), (vii) Warburg Pincus China (Cayman), L.P., a Cayman Islands limited partnership (“WPC Cayman”), and (viii) Warburg Pincus China Partners (Cayman), L.P., a Cayman Islands limited partnership (“Warburg Pincus China Cayman Partners” and, together with WPC Cayman, the “WPC Cayman Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands limited partnership (“WPC Cayman GP”), is the general partner of the WPC Cayman Funds. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPC Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda”), is the general partner of WPP II Cayman. Charles R. Kaye and Joseph P. Landy are each (i) Managing General Partners of WP, (ii) Directors and Co-Chairmen of WP Bermuda, and (iii) the Managing Members and Co-Chief Executive Officers of Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017, U.S.A.

(5)

Represents (i) 4,740,480 Class A ordinary shares held by Links Advance Holdings Limited and (ii) 38,744,512 Class A ordinary shares held by DiDi Sunshine Investments L.P. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Didi Chuxing with SEC on February 13, 2019. Links Advance Holdings Limited is controlled by Didi Chuxing. DiDi Sunshine Investments L.P. is an exempted limited partnership organized in the Cayman Islands. Its general partner is a wholly-owned subsidiary of Didi Chuxing. The general partner exercises the voting rights with respect to the shares held by the limited partnership. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in the limited partnership.

(6)

Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(7)

Represents 31,603,197 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company established in Hong Kong. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Tencent Mobility Limited with SEC on February 1, 2019. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(8)

Represents (i) 7,901,029 Class A ordinary shares held by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 7,901,029 Class A ordinary shares held by TK Autolink Inc., a limited liability company established in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Taikang Offshore Entities with SEC on February 12, 2019. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.

(9)

Represents 13,075,290 Class A ordinary shares that are held by Huaiyuan L.P., a limited partnership established in the British Virgin Islands, of which SHOUYAN Holding Limited is the general partner. SHOUYAN Holding Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Xu Shouyan. The limited partners of Huaiyuan L.P. are Medway Brilliant and Eagle Central. Medway Brilliant and Eagle Central are further described in footnotes 3 and 5 above, respectively. The registered address of Huaiyuan L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. As of March 31, 2019, the co-founders collectively exercised 88.9% of the aggregate voting power of our issued and outstanding share capital.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Jincheng Bank

We provide automotive financing facilitation services to Jincheng Bank. For additional information as to our collaboration with Jincheng Bank, see “Item 3. Key Information—B. Business Overview—Our Relationships with Our Platform Participants—Financial Institutions.” Mr. Xiaojun Zhang, our co-founder and chairman, served as a director of Jincheng Bank from July 2014 to September 2017. As a result, Jincheng Bank was a related party during such period.

The average term of financing transactions funded by Jincheng Bank on our platform was approximately 33 months in 2016 and 2017. We recognized RMB287.3 million of revenues relating to service fees for automotive financing facilitation services provided to Jincheng Bank in 2016. We recognized RMB526.4 million of revenues relating to such service fees in the nine months ended September 30, 2017, after which Jincheng Bank was no longer a related party.

Amounts due from Jincheng Bank were RMB129.6 million as of December 31, 2016, relating to service fees for automotive financing facilitation services. Jincheng Bank was no longer a related party as of December 31, 2017, and account receivables due from Jincheng Bank were not included in amounts due from related parties as of December 31, 2017.

We held long-term investments of RMB185.8 million and RMB191.0 million related to asset-backed securities issued by Jincheng Bank as of December 31, 2016 and 2017, respectively.

Transactions with Shanghai Autohome

We provided automotive financing facilitation services to Shanghai Autohome. Since the completion of the Acquisition at the end of September 2018, Shanghai Autohome has been our wholly-owned subsidiary and has been consolidated with our results of operations.

We recognized RMB32.1 million, RMB20.9 million and RMB14.9 million (US$2.2 million) of revenues relating to service fees for automotive financing facilitation services provided to Shanghai Autohome in 2016, 2017 and 2018, respectively.

Amounts due from Shanghai Autohome were RMB9.0 million and RMB1.3 million as of December 31, 2016 and 2017, respectively, relating to service fees for automotive financing facilitation services.

Amounts due to Shanghai Autohome were RMB0.5 million and RMB10.0 thousand as of December 31, 2016 and 2017, respectively.

We provided guarantees as to Shanghai Autohome’s borrowings of RMB488.9 million and RMB420.0 million as of December 31, 2016 and 2017, respectively.

Transactions with Other Equity Method Investees

We own 46% of equity interest in Hebei Jiahui Consultation Service Co., Ltd., or Hebei Jiahui, and we own 49% of equity interest in Liaoning Jun’an Automobile Consultation Service Co., Ltd., or Liaoning Jun’an. Hebei Jiahui and Liaoning Jun’an have ceased business operations, and we expect that such companies’ assets will be liquidated.

Amounts due to Hebei Jiahui were RMB0.7 million, RMB1.2 million and nil as of December 31, 2016, 2017 and 2018, respectively, relating to interest-free loans to us.

Amounts due to Liaoning Jun’an were RMB3.3 million, RMB4.3 million and nil as of December 31, 2016, 2017 and 2018, respectively, relating to interest-free loans to us.

Contractual Arrangements with Our Consolidated VIE and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct our operations mainly through our consolidated VIE and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long. As a result, we operate our relevant business through contractual arrangements among Can Gu Long, our wholly-owned PRC subsidiary, Shanghai Cango, our consolidated VIE, and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

Transactions with Shareholders of Our Consolidated VIE

Mr. Jiayuan Lin, our co-founder, chief executive officer and director, and Shanghai Wangjin Investment Management Co., Ltd., or Shanghai Wangjin, which is owned by Mr. Xiaojun Zhang, our co-founder and chairman, are both shareholders of our consolidated VIE.

Mr. Jiayuan Lin and Shanghai Wangjin have borrowed from us to purchase equity interest from other shareholders of our consolidated VIE who wished to sell such equity interest. Such borrowings bore floating rates of interest, and such borrowings were fully repaid in May 2018.

Amounts due from Jiayuan Lin were RMB37.7 million, RMB79.5 million and nil as of December 31, 2016 and 2017 and 2018, respectively. We recognized interest income of RMB2.4 million and RMB3.2 million and RMB0.8 million (US$0.1 million) relating to interest due from Mr. Jiayuan Lin in 2016, 2017 and 2018, respectively.

Amounts due from Shanghai Wangjin were RMB31.8 million, RMB42.8 million and nil as of December 31, 2016, 2017 and 2018, respectively. We recognized interest income of RMB0.9 million, RMB1.9 million and RMB0.4 million (US$62.6 thousand) relating to interest due from Shanghai Wangjin in 2016, 2017 and 2018, respectively.

Strategic Cooperation with Didi Chuxing

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of March 31, 2019, it beneficially owned 43,484,992 Class A ordinary shares, representing 14.4% of our outstanding shares. For further information, see “Principal Shareholders.”

In the second quarter of 2018, we launched a pilot program in a city in China to provide a variety of solutions to Didi Chuxing’s fleet. Drivers in the fleet finance their car purchases through financing leases facilitated by us. We pay service fees to Didi Chuxing based on a percentage of the amount of financing leases facilitated to the relevant drivers. In addition, we facilitate the sale of insurance products to the drivers. We also facilitate car sales to such drivers through our dealer network.

On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. The specific terms of cooperation will be provided under separate agreements that we and Didi Chuxing enter into from time to time. We are preparing to launch cooperation with Didi Chuxing in additional cities to capitalize on its large and rapidly expanding fleet.

We facilitated over 100 automotive transactions for licensed Didi Chuxing drivers across seven cities within the last two months of 2018, and provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales and automotive financing transactions.

Transaction with an Affiliate of WP Fintech

In connection with the Acquisition, we acquired Express Group Development Limited, an acquisition vehicle affiliated with WP Fintech, which held a contractual right to purchase 25% equity interest in Shanghai Autohome as its only material asset for a nominal price of one Hong Kong dollar in May 2018. Express Group Development Limited currently holds 38.75% equity interest in Shanghai Autohome. For further information with respect to the Acquisition, see “Item 4. Information on the Company—C. Organizational Structure.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend, aggregating approximately RMB260.2 million (US$37.9 million), will be paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). Nonetheless, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. When we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions passed on June 22, 2018, and effective immediately prior to the completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.	Taxation

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People`s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and a 10% tax would be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2018, and may be classified as a PFIC in future taxable years.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2018, and may be classified as a PFIC in future taxable years.

The determination of whether we are a PFIC is made annually. Accordingly, our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option would only be available to you if we comply with the requirements necessary to permit you to make this election (and no assurances can be given in this regard).

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we do not have a foreign exchange gain or loss, net, in 2016 but have a foreign exchange loss, net, of RMB25.4 million in 2017 and a foreign exchange gain of RMB1.4 million (US$0.2 million) in 2018.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we have entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2017 and 2018.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•

the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payments by Depositary

As of December 31, 2018, we did not receive any payment from Citibank, N.A., the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.”

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-225813) in relation to our initial public offering, which was declared effective by the SEC on July 25, 2018. In the second quarter of 2018, we completed our initial public offering in which we issued and sold an aggregate of 4,300,000 ADSs, representing 8,600,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$39.7 million.

As of December 31, 2018, we had not used any of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2018, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Item 308(a) of Regulation S-K, comprising Section 404(a) of Sarbanes-Oxley Act, requires registrants to provide a report by management assessing the effectiveness of the company’s ICFR only beginning with their second annual report after becoming a public company. Item 308(b) of Regulation S-K requires each annual report of an accelerated filer or a large accelerated filer to include an attestation report from the registrant’s independent registered public accounting firm on the registrant’s ICFR. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weakness subsequent to December 31, 2018, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring additional financial professionals with U.S. GAAP reporting experience to provide the necessary level of leadership to our finance and accounting function and increasing the number of qualified financial reporting personnel, (ii) improving the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act, and (iii) engaging an independent third-party consultant to assist in establishing processes and oversight measures to comply with the requirements under the Sarbanes-Oxley Act.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined Chi Ming Lee, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the SEC on June 22, 2018. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees(1)	—	2,624
Tax Fees	—	—

All Other Fees	—	—

Total	—	2,624

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2018 Revision) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Cango Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document

2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.4	Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document

4.7	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.8	Service Agreement, dated January 31, 2017, between Jincheng Bank Co., Ltd. (“Jincheng Bank”) and Shanghai Cango (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.9	Cooperation Agreement (undated) between Jincheng Bank and Shanghai Cango relating to the Outsourcing of Onsite Collection and Disposal Business (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.10	Automotive Financing Business Cooperation Agreement, dated April 4, 2018, between Shenzhen Qianhai WeBank Co., Ltd. and Shanghai Cango (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.11	Equity Interest Transfer Agreement, dated September 19, 2017, among Autohome Financing Hong Kong Limited, Express Group Development Limited, Shanghai Cango and Beijing Cheerbright Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.12	Share Purchase Agreement, dated March 23, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13	Share Purchase Agreement, dated June 4, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document

4.14	Equity Interest Transfer Agreement, dated May 10, 2018, between Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.) and Shanghai Cango (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.15	Share Purchase Agreement, dated April 24, 2018, between Paradigm Malls Group Limited and Shanghai Cango (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.16	Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Chairman

Date: April 25, 2019

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 25, 2019

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2017	2018
	Note	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		803,270,815	2,912,901,189	423,663,906
Restricted cash - current		10,060,360	298,900,155	43,473,224
Short-term investments	4	62,380,000	265,869,717	38,669,147
Accounts receivable, net of allowance of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively	5	85,595,207	86,513,830	12,582,915
Finance lease receivables - current, net of allowance of RMB nil and RMB9,068,793 (US$1,319,001) as of December 31, 2017 and 2018, respectively	7	—	1,123,703,618	163,435,913
Financing receivables, net of allowance of RMB156,124 and RMB5,152,180 (US$749,354) as of December 31, 2017 and 2018, respectively		832,052	5,420,617	788,396
Short-term amounts due from related parties	17	1,253,833	—	—
Prepaid expenses and other current assets	8	144,858,222	61,272,518	8,911,718

Total current assets		1,108,250,489	4,754,581,644	691,525,219

Non-current assets
Restricted cash - non-current		319,352,347	668,627,618	97,247,854
Long-term investments	9	191,002,602	292,099,059	42,484,046
Equity method investments		165,659,951	1,448,416	210,663
Goodwill	6	—	145,063,857	21,098,663
Property and equipment, net		9,751,738	18,286,218	2,659,620
Intangible assets		1,701,770	1,693,407	246,296
Deferred tax assets	14	67,774,187	100,194,993	14,572,757
Long-term amounts due from related parties	17	122,383,094	—	—
Finance lease receivables - non-current, net of allowance of RMB nil and RMB4,476,043 (US$651,013) as of December 31, 2017 and 2018, respectively	7	—	1,282,457,409	186,525,694
Other non-current assets		10,991,399	36,687,583	5,335,988

Total non-current assets		888,617,088	2,546,558,560	370,381,581

TOTAL ASSETS		1,996,867,577	7,301,140,204	1,061,906,800

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2017	2018
	Note	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities (including current liabilities of the consolidated VIE without recourse to the Company of RMB 526,304,047 and RMB 1,565,380,113 (US$ 227,675,095) as of December 31, 2017 and December 31, 2018, respectively):

Short-term debts	10	—	660,000,000	95,993,020
Long-term debts - current	10	—	467,194,051	67,950,556
Accrued expenses and other current liabilities	11	328,522,735	211,458,501	30,755,363
Short-term amounts due to related parties	17	5,525,000	—	—
Risk assurance liabilities	12	129,935,457	173,210,363	25,192,402
Income tax payable		62,320,855	53,517,717	7,783,829

Total current liabilities		526,304,047	1,565,380,632	227,675,170

Non-current liabilities (including long-term debts of the consolidated VIE without recourse to the Company of RMB 210,555,908 and RMB 480,392,744 (US$69,870,229) as of December 31, 2017 and December 31, 2018, respectively):

Long-term debts	10	175,000,000	472,793,340	68,764,939
Other non-current liabilities		35,555,908	7,599,404	1,105,290

Total non-current liabilities		210,555,908	480,392,744	69,870,229

Total liabilities		736,859,955	2,045,773,376	297,545,399

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2017	2018
	Note	RMB	RMB	US$
Commitments and contingencies	19

Mezzanine equity
Redeemable convertible preferred shares
Series A-1 (US$0.0001 par value; 53,431,125 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	20	1,501,153,698	—	—
Series A-3 (US$0.0001 par value; 10,308,663 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	20	307,816,408	—	—
Series B (US$0.0001 par value; 61,942,726 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	20	2,132,875,970	—	—

Total mezzanine equity		3,941,846,076	—	—

Shareholders’ (deficit) equity
Ordinary shares (par value of US$0.0001 per share; 372,138,271 and nil shares authorized as of December 31, 2017 and 2018, respectively; 124,969,987 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)		83,145	—	—
Class A Ordinary shares (par value of US$0.0001 per share; nil and 420,674,280 shares authorized as of December 31, 2017 and 2018, respectively; nil and 223,484,172 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		—	151,482	22,032
Class B Ordinary shares (par value of US$0.0001 per share; nil and 79,325,720 shares authorized as of December 31, 2017 and 2018, respectively; nil and 79,325,720 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		—	52,778	7,676
Series A-2 preferred shares (US$0.0001 par value; 2,179,215 and nil shares authorized and outstanding as of December 31, 2017 and 2018, respectively)		1,450	—	—
Additional paid-in capital		4,100,000	4,444,078,463	646,364,404
Accumulated other comprehensive (loss) income		(398,698)	109,452,996	15,919,278
(Accumulated deficit) Retained earnings		(2,711,414,472)	698,036,438	101,525,188

Total Cango Inc.’s (deficit) equity		(2,707,628,575)	5,251,772,157	763,838,578

Non-controlling interests		25,790,121	3,594,671	522,823

Total shareholders’ (deficit) equity		(2,681,838,454)	5,255,366,828	764,361,401

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY		1,996,867,577	7,301,140,204	1,061,906,800

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2016	2017	2018
	Note	RMB	RMB	RMB	US$
Revenues
Loan facilitation income (Including related party amounts of RMB317,604,637, RMB523,590,303 and RMB14,047,015 (US$2,043,054) for the years ended December 31, 2016, 2017 and 2018, respectively)		431,646,480	1,019,080,577	916,280,350	133,267,450
Leasing income		—	—	59,093,331	8,594,769
Delinquent asset management income (Including related party amounts of RMB1,831,455, RMB23,750,358 and RMB881,334 (US$128,185) for the years ended December 31, 2016, 2017 and 2018, respectively)		1,831,455	26,102,176	9,451,338	1,374,640
Others		802,059	7,020,966	106,589,258	15,502,764

Total Revenues		434,279,994	1,052,203,719	1,091,414,277	158,739,623

Operating cost and expenses
Cost of revenue	13	170,044,374	386,053,922	430,059,037	62,549,493
Sales and marketing		39,536,654	114,145,319	167,244,419	24,324,692
General and administrative		34,550,094	101,276,675	151,075,936	21,973,084
Research and development		4,999,844	19,418,576	46,709,014	6,793,544
Net loss (gain) on risk assurance liabilities		743,874	(38,866,874)	(353,731)	(51,448)
Provision for credit losses		—	156,124	19,960,050	2,903,069

Total operating cost and expense		249,874,840	582,183,742	814,694,725	118,492,434

Income from operations		184,405,154	470,019,977	276,719,552	40,247,189

Interest income (including related party amounts of RMB3,296,361, RMB5,086,733 and RMB3,414,795 (US$496,661) for the years ended December 31, 2016, 2017 and 2018, respectively)		4,099,155	16,164,309	61,465,449	8,939,779
(Loss) income from equity method investments		(9,987,809)	4,855,508	42,684,659	6,208,226
Interest expense		(449,690)	(12,993,624)	(19,010,616)	(2,764,979)
Foreign exchange (loss) gain, net		—	(25,403,473)	1,447,099	210,472
Other income, net		8,428,564	15,817,735	32,700,746	4,756,125

Net income before income taxes		186,495,374	468,460,432	396,006,889	57,596,812

Income tax expenses	14	(53,014,312)	(119,403,000)	(89,082,554)	(12,956,520)

Net income		133,481,062	349,057,432	306,924,335	44,640,292

Less: Net income attributable to non-controlling interests		4,575,078	8,047,621	4,232,270	615,557

Net income attributable to Cango Inc.’s shareholders		128,905,984	341,009,811	302,692,065	44,024,735

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2016	2017	2018
	Note	RMB	RMB	RMB	US$
Earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	15	0.51	1.35
Diluted	15	0.51	1.35
Earnings per Class A and Class B ordinary share:
Basic	15			1.08	0.16
Diluted	15			1.08	0.16
Earnings per ADS (2 ordinary shares equal 1 ADS):
Basic	15			2.17	0.32
Diluted	15			2.16	0.31
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	15	127,149,202	127,149,202
Diluted	15	252,831,716	252,831,716
Weighted average shares used to compute earnings per Class A and Class B share:
Basic	15			279,156,744	279,156,744
Diluted	15			280,873,806	280,873,806
Other comprehensive (loss) income, net of tax
Unrealized (losses) income on available-for-sale securities		—	(2,463,956)	822,343	119,605
Reclassification of losses to net income		—	2,065,258	—	—
Foreign currency translation adjustment		—	—	109,029,351	15,857,661

Total comprehensive income, net of tax		133,481,062	348,658,734	416,776,029	60,617,558

Total comprehensive income attributable to non-controlling interests		4,575,078	8,047,621	4,232,270	615,557

Total comprehensive income attributable to Cango Inc.’s shareholders		128,905,984	340,611,113	412,543,759	60,002,001

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Ordinary shares		Series A-2 convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount	Number of shares	Amount
Balance at January 1, 2016	124,969,987	83,145	2,179,215	1,450	—	—	(3,879,655,574)	(3,879,570,979)	13,454,025	(3,866,116,954)

Share-based compensation (note 18)	—	—	—	—	4,100,000	—	—	4,100,000	—	4,100,000
Purchase of subsidiary’s equity from non-controlling interests	—	—	—	—	511,881	—	—	511,881	(1,711,881)	(1,200,000)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,023,000)	(1,023,000)
Net income	—	—	—	—	—	—	128,905,984	128,905,984	4,575,078	133,481,062
Balance at December 31, 2016	124,969,987	83,145	2,179,215	1,450	4,611,881	—	(3,750,749,590)	(3,746,053,114)	15,294,222	(3,730,758,892)

Capital contribution by shareholders, net of incremental costs	—	—	—	—	698,661,704	—	—	698,661,704	—	698,661,704
Shareholder distribution	—	—	—	—	(698,661,704)	—	698,661,704	—	—	—
Disposal of subsidiaries’ equity	—	—	—	—	(511,881)	—	(336,397)	(848,278)	2,448,278	1,600,000
Other comprehensive loss	—	—	—	—	—	(398,698)	—	(398,698)	—	(398,698)
Net income	—	—	—	—	—	—	341,009,811	341,009,811	8,047,621	349,057,432
Balance at December 31, 2017	124,969,987	83,145	2,179,215	1,450	4,100,000	(398,698)	(2,711,414,472)	(2,707,628,575)	25,790,121	(2,681,838,454)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Ordinary shares		Series A-2 convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount	Number of shares	Amount
Balance at December 31, 2017	124,969,987	83,145	2,179,215	1,450	4,100,000	(398,698)	(2,711,414,472)	(2,707,628,575)	25,790,121	(2,681,838,454)
Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	8,600,000	5,859	—	—	272,145,213	—	—	272,151,072	—	272,151,072
Capital contribution from shareholders, net of issuance costs	—	—	—	—	3,304,336,306	—	—	3,304,336,306	5,600,000	3,309,936,306
Conversion of convertible preferred shares to ordinary shares	169,239,905	115,256	(2,179,215)	(1,450)	835,511,278	—	3,106,758,845	3,942,383,929	—	3,942,383,929
Purchase of subsidiaries’ equity from non-controlling interests	—	—	—	—	(5,425,247)	—	—	(5,425,247)	(4,488,906)	(9,914,153)
Stock-based compensation (note 18)	—	—	—	—	33,410,913	—	—	33,410,913	—	33,410,913
Net income	—	—	—	—	—	—	302,692,065	302,692,065	4,232,270	306,924,335
Other comprehensive income	—	—	—	—	—	109,851,694	—	109,851,694	—	109,851,694
Dividends to non-controlling interest holders	—	—	—	—	—	—	—	—	(27,538,814)	(27,538,814)
Balance at December 31, 2018	302,809,892	204,260	—	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828

Balances as of December 31, 2018, in US$		29,708		—	646,364,404	15,919,278	101,525,188	763,838,578	522,823	764,361,401

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	133,481,062	349,057,432	306,924,335	44,640,292
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,501,400	2,971,273	7,190,216	1,045,775
Share-based compensation expense	4,100,000	—	33,410,913	4,859,416
Loss (gain) on risk assurance liabilities	743,874	(38,866,874)	(353,731)	(51,448)
Provision for credit losses	—	156,124	19,960,050	2,903,069
Loss (gain) on equity method investment	9,987,809	(4,855,508)	(42,684,659)	(6,208,226)
Loss on disposal of property and equipment	—	32,592	32,432	4,717
Unrealized foreign exchange loss (gain), net	—	25,403,473	(1,447,099)	(210,472)
Deferred income tax expense (benefit)	2,863,061	(12,752,767)	(32,694,920)	(4,755,279)
Changes in operating assets and liabilities:
Accounts receivable	526,478	(85,125,822)	(918,623)	(133,608)
Financing receivables	—	(988,176)	(20,750,252)	(3,017,999)
Receivables from related parties	(141,984,860)	132,218,757	9,636,927	1,401,633
Other current and non-current assets	(23,050,832)	(64,476,000)	33,100,697	4,814,297
Payables to related parties	3,015,000	1,010,000	(1,514,984)	(220,345)
Risk assurance liabilities	(21,720,806)	19,014,568	43,628,637	6,345,522
Other current and non-current liabilities	113,564,407	266,504,344	(168,733,602)	(24,541,285)

Net cash provided by operating activities	83,026,593	589,303,416	184,786,337	26,876,059

Cash flows from investing activities:
Repayments of finance lease receivables	—	—	1,114,545,502	162,103,920
Origination of finance lease receivables	—	—	(2,024,328,766)	(294,426,408)
Proceeds from redemption of short-term investments	205,071,101	1,463,310,000	2,618,890,000	380,901,753
Proceeds from sale of long-term investments	—	332,826,300	—	—
Proceeds from disposal of subsidiaries, net	—	—	143,770	20,910
Proceeds from repayments of loans from shareholders	38,024,160	3,000,000	114,000,000	16,580,612
Disposal of property and equipment and intangible assets	441,860	244,735	—	—
Purchase of short-term investments	(295,500,000)	(1,419,690,000)	(2,821,444,000)	(410,362,010)
Purchase of long-term investments	(185,800,000)	(338,560,500)	(100,000,000)	(14,544,397)
Purchases of property and equipment and intangible assets	(2,576,037)	(9,586,242)	(14,389,405)	(2,092,852)
Step acquisitions, net of cash acquired	—	(141,500,000)	(108,361,071)	(15,760,464)
Origination of loans provided to shareholders	(31,699,913)	(52,950,131)	—	—
Origination of loans provided to related parties and third-parties	—	—	(417,703,400)	(60,752,440)

Net cash used in investing activities	(272,038,829)	(162,905,838)	(1,638,647,370)	(238,331,376)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from contribution of shareholders net of incremental costs	—	698,661,704	3,307,348,769	481,033,927
Proceeds from initial public offering, net of issuance costs	—	—	272,145,213	39,581,880
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	—	1,600,000	—	—
Proceeds from borrowings	189,369,514	400,340,000	616,245,628	89,629,209
Purchase of subsidiary’s equity from non-controlling interest holder	(1,200,000)	—	(4,488,906)	(652,884)
Repayment of borrowings	—	(414,912,500)	(73,057,135)	(10,625,720)
Distribution to shareholders	(1,023,000)	—	(27,063,546)	(3,936,230)

Net cash provided by financing activities	187,146,514	685,689,204	4,091,130,023	595,030,182

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(25,403,473)	110,476,450	16,068,133

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,865,722)	1,086,683,309	2,747,745,440	399,642,998

Cash, cash equivalents and restricted cash at beginning of the year	47,865,935	46,000,213	1,132,683,522	164,741,986

Cash, cash equivalents and restricted cash at the end of the year	46,000,213	1,132,683,522	3,880,428,962	564,384,984

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	44,989,215	803,270,815	2,912,901,189	423,663,906
Restricted cash – current	1,010,998	10,060,360	298,900,155	43,473,224
Restricted cash – non-current	—	319,352,347	668,627,618	97,247,854

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	46,000,213	1,132,683,522	3,880,428,962	564,384,984

Supplemental disclosures of cash flow information:
Cash paid for income taxes	19,766,908	116,552,157	130,531,099	18,984,961
Cash paid for interest	202,986	13,240,328	3,776,454	549,262

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION

Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE, are principally engaged in the provision of automotive financing facilitation, automotive transaction facilitation, and aftermarket service facilitation in the People’s Republic of China (the “PRC”). The Company conducts its primary business operations through its VIE and the subsidiaries of the VIE.

As of December 31, 2018, the Company’s subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding

Express Group Development Limited (“Express Limited”)	June 30, 2016	HK	100%	Investment holding

Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding

VIE
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	Nil	Provision of automotive financing facilitation, automotive transaction facilitation and aftermarket service facilitation.

On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”).

The Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitles the WFOE to receive a majority of their residual returns. In addition, the Company entered into a share pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. On March 22, 2018, Cango Inc. agreed to provide unlimited financial support to the VIE for its operations. As a result of the VIE Agreements, the Company exercises effective control over the significant business activities of the VIE through the WFOE and provides unlimited financial support to the VIE. Therefore Cango Inc. is determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary of the VIE.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC 810, Consolidation (“ASC 810”).

The following is a summary of the VIE Agreements:

(1)	Power of Attorney Agreements:

Pursuant to the power of attorney signed between Shanghai Cango’s nominee shareholders and the WFOE, each nominee shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each nominee shareholder’s behalf any and all rights that each nominee shareholder has in respect of its equity interest in Shanghai Cango (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of Shanghai Cango). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Shanghai Cango.

(2)	Exclusive Option Agreement:

Pursuant to the exclusive option agreement entered into between Shanghai Cango’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. This agreement is not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

(3)	Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and Shanghai Cango and its subsidiaries, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of Shanghai Cango’s profit before tax, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE and its subsidiaries cannot procure services from any third-party or enter into similar service arrangements with any other third-party, other than the WFOE.

In addition, the consolidated VIE granted the WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

(4)	Equity Pledge Agreement:

Pursuant to the equity pledge agreements, the nominee shareholders representing over 90% of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Shanghai Cango or any of the nominee shareholder breaches its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Cango in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third-party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Shanghai Cango’ obligations have been terminated under the other controlling agreements. The Company will register the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

(4)	Equity Pledge Agreement – continued:

In March 2018, the following supplementary agreements were entered into:

1)	Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE Entity or its shareholders do not have sufficient funds or are unable to repay.

2)	Resolutions of the sole director of Cango Inc. (the “Resolutions”)

The sole director resolved that each of Mr. Xiaojun Zhang, Mr. Jiayuan Lin and Mr. Yongyi Zhang (each, an “Authorized Officer”) shall cause the WFOE to exercise its rights under the power of attorney agreements and the exclusive option agreement when the Authorized Officer determines that such exercise is in the best interests of the Company and the WFOE to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, does not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE, dated on March 22, 2018 and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Except for all assets of the consolidated trusts, there was no other pledge or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Cash and cash equivalents	803,270,815	1,364,431,913	198,448,391
Restricted cash	10,060,360	10,129,155	1,473,224
Short-term investments	62,380,000	264,515,717	38,472,215
Accounts receivable, net	85,595,207	86,513,830	12,582,915
Financing receivables, net	832,052	5,420,616	788,396
Finance leasing receivable - current, net	—	1,123,703,618	163,435,913
Short-term amounts due from related parties	1,253,833	—	—
Prepaid expenses and other current assets	144,858,222	51,615,114	7,507,107

Total current assets	1,108,250,489	2,906,329,963	422,708,161

Restricted cash	319,352,347	668,627,618	97,247,854
Long-term investments	191,002,602	292,099,059	42,484,046
Equity method investments	165,659,951	1,448,416	210,663
Goodwill	—	109,028,947	15,857,603
Property and equipment, net	9,751,738	18,286,218	2,659,620
Intangible assets	1,701,770	1,693,407	246,296
Deferred tax assets	67,774,187	100,194,993	14,572,757
Long-term amounts due from related parties	122,383,094	—	—
Finance lease receivables - non-current, net	—	1,282,457,409	186,525,694
Other non-current assets	10,991,399	36,687,583	5,335,988

Total non-current assets	888,617,088	2,510,523,650	365,140,521

Total assets	1,996,867,577	5,416,853,613	787,848,682

Short-term debts	—	660,000,000	95,993,020
Long-term debts - current	—	467,194,051	67,950,556
Accrued expenses and other current liabilities	328,522,735	211,457,982	30,755,288
Short-term amounts due to related parties	5,525,000	—	—
Risk assurance liabilities	129,935,457	173,210,363	25,192,402
Income tax payable	62,320,855	53,517,717	7,783,829

Total current liabilities	526,304,047	1,565,380,113	227,675,095

Long-term debts	175,000,000	472,793,340	68,764,939
Other non-current liabilities	35,555,908	7,599,404	1,105,290

Total non-current liabilities	210,555,908	480,392,744	69,870,229

Total liabilities	736,859,955	2,045,772,857	297,545,324

The VIE’s net asset balance was RMB1,260,007,622 and RMB3,371,080,756 (US$ 490,303,358) as of December 31, 2017 and 2018.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues	434,279,994	1,052,203,719	1,091,431,610	158,742,144
Net income	133,481,062	349,057,432	298,973,421	43,483,881

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash provided by operating activities	83,026,593	589,303,416	129,762,525	18,873,176
Net cash used in investing activities	(272,038,829)	(162,905,838)	(1,474,496,320)	(214,456,595)
Net cash provided by financing activities	187,146,514	685,689,204	2,253,082,674	327,697,284

Consolidated trusts

The Company established trusts (“Trusts”) to invest in subordinated tranches of automobile backed loans. The Company contributed capital to these Trusts, determined the investment strategy, and is the sole beneficiary of these Trusts. These Trusts are administered by third-party trust companies as the trustees. The Company consolidates these Trusts as it has the power to direct the activities of them that most significantly impacts their economic performance and the obligation to absorb losses of these Trusts that potentially could be significant to the Company.

The table sets forth the assets and liabilities of the consolidated trusts included in the Company’s consolidated balance sheets:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Total non-current assets	141,534,200	141,534,200	20,585,296
Total non-current liabilities	125,000,000	125,000,000	18,180,496

Non-consolidated trust

As of December 31, 2017 and 2018, the Company (through its consolidated trusts) invested in subordinated tranches of automobile backed loans that were originated through a third-party trust. The subordinated tranches provide specific returns based on the credit risk of the underlying loans. The Company does not have any additional liquidity arrangements, guarantees, or other commitments to the third-party trust. The trust is held by and administered by a third-party company as a trustee. The Company is not the primary beneficiary and does not consolidate this trust because the Company does not have power over decisions that significantly affect the trust’s economic performance. The Company accounts for the subordinated tranches of automobile backed loans as long-term investments. As of December 31, 2017 and 2018, the net carrying amount of the subordinated tranches of automobile backed loans was RMB 49,468,402 and RMB50,564,859 (US$7,354,354), respectively, and the Company’s maximum exposure to loss in the trust, is limited to the subordinated tranches of automobile backed loans.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE, and the subsidiaries of the VIE. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, fair value of risk assurance liabilities, share-based compensation, valuation allowance for deferred tax assets, fair value of assets and liabilities assumed in business combination, assessment of recoverability of the Company’s property and equipment, intangible assets, uncertain tax positions, goodwill, fair value of convertible redeemable preferred shares and fair value of investments among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Revenue recognition

The Company’s revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) finance lease services, 3) delinquent asset management contingent fee income for car recovery and disposal services, and 4) other income including insurance facilitation, Revenues are recorded net of value-added tax (“VAT”).

In accordance with ASC 605, Revenue recognition (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met:

(i)	Persuasive evidence of an arrangement exists;

(ii)	Services have been provided;

(iii)	The fee is fixed and determinable, and

(iv)	Collectability is reasonably assured.

Loan facilitation services and post-origination administrative services (“PAS”)

The Company entered into non-risk assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass the Company’s credit assessment processes are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and the Company will earn a loan facilitation fee from the financial institution. Additionally, the Company will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. The Company determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Multiple element revenue recognition

For each successful loan facilitation, the Company earns a loan facilitation fee and a recurring service fee for PAS throughout the term of the loans. Borrowers make repayments directly to the financial institutions, and the financial institutions remit the loan facilitation fee and recurring service fee to the Company on a periodic basis. The two deliverables provided by the Company are loan facilitation and PAS. In addition, for certain arrangements, the Company may provide a risk assurance obligation to certain financial institutions which requires the Company to make either delinquent installment repayments and/or purchase the loans after a specified period on an individual loan basis. The Company considers the loan facilitation services and the PAS as a multiple element revenue arrangement. The Company first allocates the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability if the Company provides a risk assurance obligation to the financial institution in the arrangement. The remaining consideration is then allocated to the loan facilitation services and PAS.

The Company does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and PAS because the Company does not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, the Company uses its best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation.

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. In instances where the fee is not collected entirely upfront but over time, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. As the remaining consideration from the revenue arrangement is contingent on the borrower’s timely installment repayments to the financial institutions, the remaining loan facilitation service income is recorded when the contingency is resolved.

The loan facilitation services and post-origination administrative services are recorded as revenue in the consolidated statements of comprehensive income.

Finance lease services

The Company provides automobile finance lease services to individual borrowers. Financing lease income is recognized using the effective interest method. Initial direct cost received and direct origination costs are generally deferred and amortized over the term of the related finance lease receivables using the effective interest method and are removed from the consolidated balance sheets when the related finance lease receivables are sold, charged off or paid in full.

Delinquent asset management income

The Company also receives delinquent asset management income for car recovery and disposal services. Delinquent asset management income is not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured.

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2018 was related to its acquisition of Shanghai Autohome (Note 3). In accordance with ASC 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The Company early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

Pursuant to ASC 350, the Company elected to perform a qualitative assessment for Shanghai Autohome. As of December 31, 2018, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

Cost of revenues

Cost of revenues consist primarily of commissions paid to car dealers who refer borrowers to the Company, employee compensation costs, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.

Foreign currency translation and transactions

The functional currency of the Company, Cango HK and Express Limited is the US$. The Company’s subsidiaries, VIE, and subsidiaries of the VIE with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses RMB as its reporting currency. The financial statements of the Company, Cango HK and Express Limited are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive retained earnings (deficit), as a component of shareholders’ equity (deficit).

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are re-measured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income during the period or year in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Restricted cash

Restricted cash represents cash deposited with the respective financial institution customers as (i) general collaboration deposits, (ii) guarantee deposits for risk assured arrangements and (iii) cash held as collateral for short-term borrowings. Financial institutions make corresponding deductions from the Company’s deposit account, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.

The balance of restricted cash deposited as general collaboration deposits was RMB10,060,360 and RMB53,129,155 (US$7,727,315) as of December 31, 2017 and 2018, respectively. The balance of restricted cash deposited as guarantee deposits for risk assured arrangements was RMB319,352,347 and RMB625,627,618 (US$90,993,763) as of December 31, 2017 and 2018, respectively. The balance of restricted cash deposited as collateral for short-term borrowings was RMB nil and RMB288,771,000 (US$42,000,000) as of December 31, 2017 and 2018, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and current economic trends. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Bad debts are written off after all collection efforts have been exhausted.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC 320, Investments - Debt and Equity Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term Investments

The Company’s long-term investments consist of cost method equity investments and available-for-sale investments.

Cost method equity investments

The Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence in accordance with ASC 325-20, Cost Method Investments, (“ASC 325-20”). The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Subordinated trust units which do not provide guaranteed returns and bears losses are equity securities. As the Company does not have significant influence over the subordinated trust and the subordinated trust units do have readily determinable fair values, they are accounted for as cost method equity investments. The Company’s cost method equity investments are accounted for in accordance with ASC 325-20, the Company carries these investment at cost and adjusts for other-than-temporary declines in fair value. Management measures impairment by comparing the present value of the remaining cash flows as estimated at investment year end date against the present value of the cash flows expected to be collected at each financial reporting date, using the effective interest rate method. The Company records an impairment loss in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period.

Available-for-sale debt securities

Subordinated trust units which provide a guaranteed return are debt securities and represents a beneficial interest that are accounted for in accordance with ASC 320 Investments—Debt and Equity Securities and ASC 325-40 Investments—other, beneficial interests in securitized financial assets. The subordinated trust units are classified as available-for-sale debt securities and measured subsequently at fair value. The Company recognizes the accretable yield as interest income over the life of the contractual life of the subordinated trust units using the effective yield method. In order to determine the interest recorded in each period, the Company estimates the timing and amount of future cash flows attributable to the beneficial interests over the estimated life of the trust. The Company reevaluates the estimated future cash flows periodically to determine whether an adjustment to the accretable yield is required or if an other-than-temporary impairment should be recorded. An other-than-temporary impairment is considered to have occurred when, based on current information and events, there has been an adverse change in the timing or amount of cash flows expected to be collected or when the Company intends to sell the securities or it is required to sell the securities before recovery of its amortized cost basis.

Equity method investments

The Company uses the equity method to account for equity investments over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method.

The Company assesses its equity investment for other than temporary impairment by considering relevant information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earning trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Risk assurance liabilities

The Company provides risk assurance to various financial institution customers. The risk assurance liability requires the Company to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The risk assurance liability consists of two components. The Company’s obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, the Company recognizes the non-contingent aspect of the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Financing receivables

The Company records financing receivables in accordance with ASC 310-30 Loan and debt securities acquired with deteriorated credit quality when it exercises its obligation to purchase a delinquent loan under the risk assurance obligation and obtains legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at their purchase price, which is presumed to be the financing receivables’ fair value. The Company subsequently records an allowance for financing receivables, if based on current information and events, it is probable that the Company is unable to collect all of the expected cash flows at acquisition, plus additional cash flows expected to be collected arising from changes in estimates after acquisition.

The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income.

Repossessed assets are initially recognized at the fair value of the asset less estimated costs to sell. Any gain or loss from the disposal of the repossessed assets are recognized in the consolidated statements of comprehensive income.

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as product and delinquent status. These pools are collectively evaluated for impairment by management judgment. The allowance is aggregated for each of the pools. Provisions for finance lease receivables are charged to operations in amounts sufficient to maintain the allowance for finance lease receivables at levels considered adequate to cover probable losses inherent in our finance lease receivables.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Impaired finance lease receivables

A finance lease receivable is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired.

Nonaccrual policy

The Company does not accrue financing lease income on financing lease principals that are considered impaired or delinquent. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. Accrual of financing lease income is suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.

Allowance for finance lease receivables

The allowance for finance lease receivables is calculated using the probability of default (“PD”) Loss given default (“LGD”) model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model takes into consideration factors of historical delinquency migration to loss and loss given default. The Company adjusts the allowance that is determined by the PD and LGD model for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; (iv) the collateral are physically repossessed.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	5%
Motor vehicles	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from 6-10 years.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Non-controlling interests

For the Company’s majority-owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income attributed to the Company’s shareholders excludes the net income attributable to non-controlling interests. The cumulative results of operations attributed to non-controlling interests are recorded in the Company’s consolidated balance sheets.

Research and development

Research and development expenses are primarily incurred in the development of new services, new features, and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any year presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB12,803,649, RMB29,093,509 and RMB59,407,321 (US$8,640,436) for the years ended December 31, 2016, 2017 and 2018, respectively.

Value added taxes (“VAT”)

Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIE are all general VAT taxpayers, except for Tianjin Changtong, Shanghai Wangtian, Automobile Sales and Electronic Technology. Tianjin Changtong and Shanghai Wangtian are certified as small-scale VAT taxpayers with an applicable tax rate of 3%. Automobile Sales and Electronic Technology’s applicable tax rate is 17% and 16% before and after May 1, 2018, respectively. VAT is reported as a deduction to revenue when incurred and amounted to RMB33,126,862, RMB90,843,315 and RMB100,646,868(US$14,638,480) for the years ended December 31, 2016, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Income taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes - continued

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2016, 2017 and 2018, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Segment information

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280-10”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the consolidated financial results as a whole. As a result, the Company has only one reportable segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segment is presented.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income includes net income, foreign currency translation adjustments and unrealized (losses) gains on available-for-sale securities and is presented in the consolidated statements of comprehensive income.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value measurements - continued

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, financing receivables, finance lease receivables, amounts due from related parties, other current assets, short-term and long-term debts, amounts due to related parties, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for non-current portion of restricted cash, approximate their fair values because of their generally short maturities. The carrying amount of non-current portion of restricted cash approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as convertible senior notes have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings per Class A ordinary share, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts and are typically granted based on the amount of investment made by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The Company recognize government grants as other income when cash is received from the government.

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8755 per US$1.00 on December 31, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, financing receivables, finance lease receivables and accounts receivable.

The Company places its cash and cash equivalents and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.

The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of customers

Approximately 79.0%, 96.7% and 60.2% of revenues were derived from provision of services to top two financial institutions for the years ended December 31, 2016, 2017 and 2018, respectively.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and does not use any derivative financial instruments to manage the interest risk exposure during the year presented.

Borrower default risk

The Company entered into certain risk assured facilitation arrangements whereby it is obligated to purchase delinquent loans from financial institutions. The Company’s operating results could be adversely affected by a significant increase in the overall borrower default rate for loans facilitated under such arrangements. The Company manages its borrowers’ default risk by performing credit checks on each prospective borrower and ongoing monitoring of the Company overall loan portfolio facilitated through the risk assured facilitation arrangement.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Significant risks and uncertainties - continued

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Recent accounting pronouncements

As a company with less than US$1.07 billion in revenue for the last fiscal year, the Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company will take advantage of the extended transition period.

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for private companies annual reporting periods beginning after December 15, 2018, including interim periods beginning after January 1, 2020. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customer - Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customer - Identifying Performance Obligations and Licensing, which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers - Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective dates for these amendments are the same as the effective date of ASU 2014-09. Early adoption is permitted. The Company will adopt ASU 2014-09 for the annual reporting periods beginning January 1, 2019, using the modified retrospective method. The cumulative effect of initially applying the new standard will be recognized on the day of initial application and prior periods will not be retrospectively adjusted. The Company’s implementation efforts are substantially complete. The Company also estimate that there will not be a material impact to the beginning balance of retained earnings.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements - continued

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. The amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods after December 15, 2019. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The amendments are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period for public entities. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”), which amends ASU 2016-13 to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20, and instead, impairment of such receivables should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted as of the fiscal years beginning after December 15, 2018. An entity will apply the amendments in these updates through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact this guidance will have on its consolidated financial statements when adopted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-15 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective private companies annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements - continued

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company has early adopted this standard.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including, among other changes, the consideration of costs and benefits when evaluating disclosure requirements. For public companies, the amendments are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3.	BUSINESS COMBINATION

In September 2015, the Company and three founding parties jointly established Shanghai Autohome Financing Lease Co., Ltd. (“Shanghai Autohome”), which mainly provides automobile finance leasing services, with RMB300,000,000 registered capital. Each of the founding parties held a 25% equity interest. As the Company had significant influence over Shanghai Autohome, Shanghai Autohome was accounted for as an equity method investment.

In June 2017, the Company acquired an additional 25% equity interest in Shanghai Autohome for a purchase consideration of RMB90,000,000.

In two separate transactions in September 2018, the Company accomplished the acquisition of the remaining 50% equity interest in Shanghai Autohome, for a total cash consideration of RMB206,000,000. As a result, Shanghai Autohome became a wholly-owned subsidiary of the company.

The Company has engaged a valuer to assess the fair value of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of assets acquired and liabilities assumed as of the acquisition date:

	RMB’000	US$’000
Cash and cash equivalents	35,961	5,230
Restricted cash	10,000	1,454
Finance lease receivables	1,500,176	218,192
Identifiable intangible assets*	239	35
Goodwill	145,064	21,099
Other assets	14,115	2,053
Short-term and long-term debts	(881,799)	(128,252)
Income tax payable	50	7
Other liabilities	(411,806)	(59,895)
Pre-existing equity interests	(203,000)	(29,525)

Total consideration	209,000	30,398

The aggregate purchase price allocation includes acquisition of certain acquirees, which were equity method investees of the Company prior to the acquisitions. In aggregate, a re-measurement gain relating to the Company’s pre-existing equity interest of RMB44 million (US$6 million) was recognized during the year ended December 31, 2018. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition.

Goodwill, which is non-deductible for tax purpose, is primarily attributable to the synergies expected to be achieved from the acquisitions.

The results of operations of Shanghai Autohome have been included in the consolidated statements of operations from the date of acquisition.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	BUSINESS COMBINATION - CONTINUED

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2017 and 2018 are presented as if the acquisition had occurred at the beginning of the period presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	For the years ended December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Net Revenue	1,163,690	1,140,644	165,900
Net income attributable to Cango Inc.	341,827	294,883	42,889

These amounts have been computed after applying the Company’s accounting policies.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of wealth management products issued by Industrial and Commercial Bank of China Limited (“ICBC”) and Shanghai Pudong Development Bank Co., Ltd., which are redeemable by the Company at any time. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term available-for-sale debt securities based on the quoted subscription/redemption price published by the relevant banks. As of December 31, 2017 and 2018, the realized gain on short-term investments was nil and RMB935,717 (US$136,094).

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	85,595,207	86,513,830	12,582,915
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	85,595,207	86,513,830	12,582,915

No amounts have been written off during the years ended December 31, 2016, 2017 and 2018, respectively.

6.	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2018 were as follows:

	Shanghai Autohome
	RMB	US$
Balance at December 31, 2017	—	—
Goodwill acquired	145,063,857	21,098,663

Balance at December 31, 2018	145,063,857	21,098,663

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	FINANCE LEASE RECEIVABLES, NET

7.1	Finance lease receivables consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Finance lease receivables	—	2,769,506,956	402,808,080
Add: unamortized initial direct costs	—	1,374,971	199,981
Less: unearned income	—	(351,176,064)	(51,076,439)
Less: allowance for finance lease receivables—collective	—	(13,544,836)	(1,970,015)

Total finance lease receivables, net	—	2,406,161,027	349,961,607

Finance lease receivables—current	—	1,123,703,618	163,435,913
Finance lease receivables—non-current	—	1,282,457,409	186,525,694
7.2	The following table presents the future minimum lease payments to be received:

	Contractual maturities
	2019	2020	2021	Thereafter	Total
Finance lease receivables	1,204,782,706	968,958,607	595,717,150	48,493	2,769,506,956

7.3	The following table presents the aging of finance lease receivables principal as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	—	2,373,776,949	345,251,539
1-30 days past due	—	39,536,483	5,750,343
31-60 days past due	—	1,692,255	246,128
61-90 days past due	—	1,508,617	219,419
91-120 days past due	—	1,410,250	205,112
121-150 days past due	—	799,645	116,304
151-180 days past due	—	981,664	142,777

	—	2,419,705,863	351,931,622

7.4	Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the year	—	11,276,288	1,640,068
Additions	—	3,798,362	552,449
Charge-offs	—	(1,529,814)	(222,502)

Balance at the end of the year	—	13,544,836	1,970,015

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Prepaid expenses	7,555,209	17,471,073	2,541,062
Prepaid deposit for investment	51,500,000	—	—
Deposits held by third-parties	3,128,151	5,148,522	748,821
Telematics devices	3,791,271	4,400,164	639,977
Loan to suppliers	67,577,700	3,878,743	564,140
Interest receivables	—	9,050,640	1,316,361
Others	11,305,891	21,323,376	3,101,357

	144,858,222	61,272,518	8,911,718

9.	LONG-TERM INVESTMENTS

The Company’s long-term investments consists of:

Cost method equity investments

The carrying amount of the Company’s cost method equity investments was RMB141,534,200 and RMB241,534,200 (US$35,129,692) as of December 31, 2017 and 2018, respectively. No impairment loss had been recognized during the years ended December 31, 2016, 2017 and 2018.

Available-for-sale debt securities

The carrying amount of the Company’s available-for-sale debt securities was RMB49,468,402 and RMB50,564,859 (US$7,354,354) as of December 31, 2017 and 2018, respectively. The unrealized loss for available-for-sale debt securities was RMB nil, and RMB531,598 for the years ended December 31, 2016 and 2017, respectively, the unrealized gain for available-for-sale debt securities was RMB564,859 (US$82,155) for the year ended December 31, 2018. No impairment loss had been recognized during the years ended December 31, 2016, 2017 and 2018.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	SHORT-TERM AND LONG-TERM DEBTS

Short-term debts consist of the following:

			As of December 31,
Name	Fixed annual rate (%)	Term	2017	2018
			RMB	RMB	US$
Short-term borrowings	4.785%-7.2%	1-12 months	—	660,000,000	95,993,020

Long-term debts consist of the following:

			As of December 31,
Name	Fixed annual rate (%)	Term	2017	2018
			RMB	RMB	US$
Long-term borrowings	8%	36 months	—	19,202,803	2,792,932
Securitization debt payables (i),(ii)	8%-16%	24-27 months	125,000,000	146,702,116	21,336,938
Factoring and subleasing debt payables (ii)	7.5%-8.4%	15-36 months	—	128,068,458	18,626,785
Co-financing debt payables (iii)	6.60%	24-36 months	—	596,014,014	86,686,643
Trust borrowings	4.75%	36 months	50,000,000	50,000,000	7,272,197

			175,000,000	939,987,391	136,715,495

(i)

In December 2017, the Company entered into a securitization agreement with Minmetals International Trust Co., Ltd (“Wukuang Trust”). The Company transferred its cost method equity investments of RMB141,534,200 to Wukuang Trust, which issued RMB70,000,000 of debt securities at an annual interest rate of 11.00% due in July 2019, and RMB55,000,000 of debt securities at an annual interest rate of 16.00% due in September 2019. As of December 31, 2017 and 2018, the balance under the securitization agreement with Wukuang Trust is RMB 125,000,000.

(ii)

In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. However, in accordance with ASC 860 Transfers and Servicing the finance leases (“ASC 860”) are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and accounts for the proceeds from the transfer as a secured borrowing with pledge of collateral. As of December 31, 2017 and 2018, balance of securitization debt payables amounting to RMB nil and RMB 21,702,116 (US$ 3,156,442) are derived from such finance lease transfer. As of December 31,2017 and 2018, balance of factoring and subleasing debt payables amounting to RMB nil and RMB 128,068,458 (US$ 18,626,785) respectively.

(iii)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.

Financing lease receivables amounting to nil and RMB480,683,279 (US$69,912,483) were collateralized for the Company’s short-term and long-term debts, as of December 31, 2017 and December 31, 2018, respectively.

The weighted average interest rate for the outstanding debts was approximately 10.79% and 6.88% as of December 31, 2017 and 2018.

The following table sets forth the contractual obligations of long-term debts—non-current which has not included impact of discount of time value as of December 31, 2017 and 2018:

	Payment due by period
	Less than 1 year	1 – 2 years	2 -3 years	Total
As of December 31, 2017 (RMB) Long-term debts	18,875,000	187,730,068	—	206,605,068
As of December 31, 2018 (RMB) Long-term debts	39,836,860	390,350,385	103,217,828	533,405,073
As of December 31, 2018 (US$) Long-term debts	5,794,031	56,774,109	15,012,410	77,580,550

As of December 31, 2017 and 2018, long-term investments amounting to RMB141,534,200 and RMB141,534,200 (US$20,585,296) were collateralized for the Company’s long-term debts, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deposit due to third-parties	22,612,238	21,395,705	3,111,876
Customer advances	40,555,351	40,017,637	5,820,324
Unearned income	62,337,147	—	—
Payable to dealers	57,622,356	21,117,295	3,071,383
Payable to employees	73,959,819	14,638,310	2,129,054
Payable to suppliers	9,358,099	16,822,349	2,446,709
Other tax payables	30,700,490	7,193,894	1,046,308
Accrued professional service fees	12,358,652	6,220,691	904,762
Interest payable	—	27,056,523	3,935,208
Amount due to third-parties	—	25,606,535	3,724,316
Others	19,018,583	31,389,562	4,565,423

	328,522,735	211,458,501	30,755,363

12.	RISK ASSURANCE LIABILITIES

The movement of risk assurance liabilities during the years ended December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the year	149,787,763	129,935,457	18,898,328
Fair value of risk assurance liabilities upon the inception of new loans	93,633,337	121,328,889	17,646,555
Performed risk assurance liabilities	(74,618,769)	(77,700,252)	(11,301,033)
Net loss (gain) on risk assurance liabilities	(38,866,874)	(353,731)	(51,448)

Balance at the end of the year	129,935,457	173,210,363	25,192,402

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB7,112,161,756 and RMB14,340,636,308 (US$2,085,759,044) as of December 31, 2017 and 2018, respectively. The term of the risk assurance obligation ranges from 6 months to 60 months, as of December 31, 2017 and 2018.

13.	COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Commission to car dealerships	60,138,793	178,155,199	203,845,998	29,648,171
Staff cost	27,197,325	51,609,219	59,630,520	8,672,899
Staff incentive	25,222,277	64,820,841	71,538,976	10,404,913
Leasing interest	—	—	21,223,412	3,086,817
Others	57,485,979	91,468,663	73,820,131	10,736,693

	170,044,374	386,053,922	430,059,037	62,549,493

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The VIE and its subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

The Company’s profit before income taxes consist of:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cayman Islands	—	—	6,053,039	880,378
Hong Kong	—	—	5,855,270	851,614
China	—	—	384,098,580	55,864,820

Total profit before income taxes	—	—	396,006,889	57,596,812

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Current income tax expense	50,151,251	132,155,767	121,777,474	17,711,799
Deferred income tax expense (benefit)	2,863,061	(12,752,767)	(32,694,920)	(4,755,279)

Total income tax expense	53,014,312	119,403,000	89,082,554	12,956,520

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES - CONTINUED

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	65,709,975	84,045,397	12,223,896
Accrued expense	1,931,313	2,048,984	298,012
Provision for credit losses	—	15,607,792	2,270,059
Customer advances	—	9,643,165	1,402,540
Investment gain on Shanghai Autohome consolidation	—	(11,009,130)	(1,601,212)
Unrealized loss for available-for-sale securities	132,899	(141,215)	(20,538)
Net operating loss carry-forward	5,859,860	4,998,202	726,958
Less: valuation allowance	(5,859,860)	(4,998,202)	(726,958)
Non-current deferred tax assets, net	67,774,187	100,194,993	14,572,757

Non-current deferred tax liabilities	—	—	—

The Company had deferred tax assets related to net operating loss carry forwards of RMB19,992,808 (US$2,907,833) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2019 to 2023 if not utilized, respectively.

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE. The valuation allowance is considered on an individual entity basis. The Company records a valuation allowance where, based on all available evidence, it is more likely than not some portion or all of the recorded deferred tax assets will not be realized in future periods.

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Income before provision of income tax	186,495,374	468,460,432	396,006,889	57,596,812
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	46,623,844	117,115,108	99,001,722	14,399,203
International tax rate differential	—	—	(2,010,958)	(292,482)
Non-deductible expenses	3,951,840	80,537	7,970,647	1,159,283
Research and development super-deduction	—	—	(12,520,141)	(1,820,979)
Non-taxable income	—	(1,213,877)	(2,497,058)	(363,182)
Change in valuation allowance	2,438,628	3,421,232	(861,658)	(125,323)

Income tax expenses	53,014,312	119,403,000	89,082,554	12,956,520

The relevant tax authorities have not conducted tax examinations on PRC entities. In accordance with relevant PRC tax administration laws, the tax for the years ended December 31, 2017 and 2018 of the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE remain subject to tax audits by the relevant tax authorities as of December 31, 2017 and 2018.

Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB745 million (US$108 million) as of December 31, 2018. Upon repatriation of the foreign subsidiaries and the VIE’s earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB298 million (US$43 million).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES - CONTINUED

Unrecognized Tax Benefit

As of December 31, 2017 and 2018, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2013 through 2018 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	EARNINGS PER SHARE (“EPS”)

Basic earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Upon completion of the Company’s IPO on July 26, 2018, all redeemable convertible preferred shares were converted into 169,239,905 Class A ordinary shares. Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
Basic EPS:	2016		2017		2018
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares	Series A-2 preferred shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to Cango Inc’s shareholders	126,696,659	2,209,325	335,165,231	5,844,580	216,674,865	31,514,052	86,017,200	12,510,683
Less: Allocation of net income to participating securities	62,980,843	1,098,254	166,610,461	2,905,338	—	—	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	63,715,816	1,111,071	168,554,770	2,939,242	216,674,865	31,514,052	86,017,200	12,510,683

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	124.97	2.18	124.97	2.18	199.83	199.83	79.33	79.33

Basic EPS	0.51	0.51	1.35	1.35	1.08	0.16	1.08	0.16

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	EARNINGS PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2016		2017		2018
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares	Series A-2 preferred shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	63,715,816	1,111,071	168,554,770	2,939,242	217,201,601	31,590,663	85,490,464	12,434,072
Reallocation of net income attributable to participating securities	64,079,097	—	169,515,799	—	—	—	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	1,111,071	—	2,939,242	—	—	—	—	—
Reallocation of net income as a result of conversion of Class B to Class A shares	—	—	—	—	85,490,464	12,434,072	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders for diluted EPS	128,905,984	1,111,071	341,009,811	2,939,242	302,692,065	44,024,735	85,490,464	12,434,072

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	EARNINGS PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2016		2017		2018
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares	Series A-2 preferred shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Denominator: (millions of shares)
Number of shares used for basic EPS computation	124.97	2.18	124.97	2.18	199.83	199.83	79.33	79.33
Conversion of Series A-2 preferred shares to ordinary shares	2.18	—	2.18	—	—	—	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1, A-3 and B preferred shares to ordinary shares	125.68	—	125.68	—	—	—	—	—
Conversion of Class B to Class A ordinary shares	—	—	—	—	79.33	79.33	—	—
Adjustments for dilutive share options	—	—	—	—	1.72	1.72	—	—

Number of shares used for diluted EPS computation	252.83	2.18	252.83	2.18	280.88	280.88	79.33	79.33

Diluted EPS	0.51	0.51	1.35	1.35	1.08	0.16	1.08	0.16

Earnings per share – ADS:
Denominator used for earnings per ADS – basic	63,715,816	1,111,071	168,554,770	2,939,242	99.92	99.92	85,490,464	12,434,072
Denominator used for earnings per ADS – diluted	64,079,097	—	169,515,799	—	140.44	140.44	—	—
Earnings per ADS – basic	1,111,071	—	2,939,242	—	2.17	0.32	—	—
Earnings per ADS – diluted	—	—	—	—	2.16	0.31	—	—

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

Following are descriptions of the valuation techniques and key inputs, and significant assumptions utilized for fair value measurements.

•

Short term investments are carried at fair value based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions;

•

Long-term available-for-sale debt securities are carried at fair value using the present value of the cash flows expected to be collected. The Company updates the estimated cash flow at each reporting period and considers all relevant available information, including past events, current conditions and reasonable and supportable forecasts;

•

Cost method equity investments are investments in subordinated trust units where the underlying are automobile loans originated by a third-party financial institution. There is no active market for such investments. Additionally it is not practicable for the Company to estimate the fair value of these assets using an income based approach as key inputs to estimating current fair value of the asset (borrower credit worthiness, delinquency data, loan term, and interest rates) are proprietary information held by the third-party, and cannot be readily obtained by either the Company or third-party valuation specialists.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS - CONTINUED

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2017:

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:

Short-term investment	—	62,380,000	—	62,380,000

Long-term available-for-sale debt securities	—	—	49,468,402	49,468,402

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2018:

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:

Short-term investment	—	265,869,717	—	265,869,717

Long-term available-for-sale debt securities	—	—	50,564,859	50,564,859

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:

Short-term investment	—	38,669,147	—	38,669,147

Long-term available-for-sale debt securities	—	—	7,354,354	7,354,354

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets and liabilities measured or disclosed at fair value - continued

The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2017 and 2018.

The following table summarizes the fair value of the Company’s financial liabilities measured and recorded at amortized cost as of December 2017 and 2018.

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB

Liabilities:
Long-term debts
Trust borrowings	—	50,000,000	—	50,000,000
Securitization debts payable	—	141,444,141	—	141,444,141

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB

Liabilities:
Short-term debts
Short-term borrowings	—	660,000,000	—	660,000,000

Long-term debts
Long-term borrowings	—	19,202,803	—	19,202,803
Securitization debt payables	—	146,702,116	—	146,702,116
Factoring and subleasing debt payables	—	128,068,458	—	128,068,458
Co-financing debt payables	—	596,014,014	—	596,014,014
Trust borrowings	—	50,000,000	—	50,000,000

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS - CONTINUED

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Liabilities:
Short-term debts
Short-term borrowings	—	95,993,020	—	95,993,020

Long-term debts
Long-term borrowings	—	2,792,932	—	2,792,932
Securitization debt payables	—	21,336,938	—	21,336,938
Factoring and subleasing debt payables	—	18,626,785	—	18,626,785
Co-financing debt payables	—	86,686,643	—	86,686,643
Trust borrowings	—	7,272,197	—	7,272,197

The Company estimates the fair value of the available-for-sale debt securities using a discounted cash flow methodology. The significant unobservable input used in the fair value measurement is the discount rate applied in the valuation models. This input in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of available-for-sale debt securities; conversely a decrease in the discount rate can significantly increase the fair value of the available-for-sale debt securities. The discount rate is determined based on the market rates.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS - CONTINUED

Significant Unobservable Inputs

Financial Assets	Unobservable	As of December 31, 2017 Weighted -Average	As of December 31, 2018 Weighted -Average
Available-for-sale debt securities	Discount rate	7.76%	6.35%

The following table presents a reconciliation of all financial assets measured at fair value on a recurring basis using unobservable inputs (level 3):

	As of December 31
	2017	2018
	RMB	RMB	US$
Balance at January 1	122,400,000	49,468,402	7,194,881
Additions during the period	155,000,000	—	—
Unrealized fair value (loss) included in other comprehensive income	(531,598)	1,096,457	159,473
Disposals during the period	(227,400,000)	—	—

Balance at December 31	49,468,402	50,564,859	7,354,354

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Mr. Xiaojun Zhang	Principal shareholder and co-founder of the Company
Mr. Jiayuan Lin	Principal shareholder and Chief Executive Officer of the Company
Jincheng Bank(i)	Company under significant influence of principal shareholder of the Company
Shanghai Wangjin Investment Management Co., Ltd.	Company controlled by principal shareholder of the Company
Shanghai Autohome(ii)	The Company’s equity method investee
Hebei Jiahui Consultation Service Co., Ltd.	The Company’s equity method investee
Liaoning Junan Automobile Consultation Service Co., Ltd.	The Company’s equity method investee

(i)

Mr. Xiaojun Zhang, one of the co-founders and principal shareholders of the Company, was appointed as a member of the Board of Directors of Jincheng Bank on March 24, 2015. He subsequently resigned from the Board of Directors on September 19, 2017. Therefore, Jincheng Bank was deemed to be a related party for the period from January 1, 2017 through September 19, 2017.

(ii)

In September 2018, the Company acquired the remaining 50% of the equity interest in Shanghai Autohome for RMB206,000,000, and Shanghai Autohome became the wholly-owned subsidiary of the company. Therefore, Shanghai Autohome was deemed to be a related party for the nine months ended September 30, 2018.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

Details of related party balances and transactions as of December 31, 2017 and 2018 are as follows:

17.1	Amounts due to related parties

	As of December 31,
	2017	2018
	RMB	RMB	US$
Hebei Jiahui Consultation Service Co., Ltd.	1,200,000	—	—
Liaoning Junan Automobile Consultation Service Co., Ltd.	4,315,000	—	—
Shanghai Autohome	10,000	—	—

	5,525,000	—	—

17.2	Amounts due from related parties

			As of December 31,
	Notes		2017	2018
			RMB	RMB	US$
Shanghai Autohome	(i	)	1,253,833	—	—
Mr. Jiayuan Lin	(ii	)	79,548,880	—	—
Shanghai Wangjin Investment Management Co., Ltd.	(ii	)	42,834,214	—	—

			123,636,927	—	—

(i)	The balance mainly represents automotive financing facilitation service fees, in the ordinary course of business.
(ii)

The balance represents the borrowings provided to related parties. The borrowing terms were approximately 5 years. The weighted average interest rate for the outstanding borrowings was 4.90% as of December 31, 2017.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

17.3	Transactions with related parties

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenue
Shanghai Autohome	32,125,478	20,913,903	14,928,349	2,171,239
Jincheng Bank	287,310,614	526,426,758	—	—

	319,436,092	547,340,661	14,928,349	2,171,239

Interest income
Mr. Jiayuan Lin	2,359,015	3,189,865	784,805	114,145
Shanghai Wangjin Investment Management Co., Ltd	937,346	1,896,868	430,260	62,579
Shanghai Autohome	—	—	2,199,730	319,937

	3,296,361	5,086,733	3,414,795	496,661

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION

18.1	Fully vested equity interests to employees

The Company granted 4,000,000 fully vested equity interests of the subsidiaries of its VIE for a nominal consideration to sales and marketing employees in recognition of their services to the Company for the year ended December 31, 2016. The Company determined the fair value of the equity interests based on the grant date fair value of its subsidiaries. The Company estimated the fair value of its subsidiaries using an income approach based on discounted future cash flow model. The Company used certain assumptions including the projected operating and financial performance of the subsidiaries, development stage of the subsidiaries market performance of industry peers, and weighted average cost of capital in estimating the fair value of the equity interests.

In accordance with ASC 718 Share based payments (“ASC 718”), the Company recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair- value of such equity interests at the measurement date, which was determined to be RMB4,100,000 for the year ended December 31, 2016. The share-based compensation expense was recorded in sales and marketing expenses on the consolidated statements of comprehensive income.

18.2	Share Incentive Plan 2018

On May 25, 2018, the Board of Directors of Cango Inc. approved the Employee Stock Ownership Plan (the “ESOP”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations, and approved 27,845,526 options under the ESOP. The exercise price for such options is US$1.80 per share. Options under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with the Company, unless otherwise determined by the plan’s administrator.

In May 2018, the Company granted 5,569,105 options to certain eligible employees.

Prior to the Company’s IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. Upon the completion of IPO, the estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

As of May 25, 2018, (date of inception)
Risk-free interest rate (%)	2.93
Volatility (%)	38.70
Expected exercise multiple	2.80
Dividend yield	Nil
Expected life (in years)	10.00
Exercise price (US$)	1.80
Fair value of ordinary shares (RMB)	37.82

The Company recognized compensation cost for the options on a graded vesting basis. The total fair value of the vested share options was nil for the year ended December 31, 2018.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION - CONTINUED

18.2	Share Incentive Plan 2018 - continued

A summary of option activity under the ESOP is as follows:

	Number of options	Weighted average exercise price	Weighted average Grant date fair value	Aggregate Intrinsic Value
Balance, May 25, 2018 (date of inception)	—	—	—
Granted	5,569,105	—	38	211,625,990
Exercised	—	—	—
Forfeited	—	—	—

Balance, December 31, 2018	5,569,105	—	38	211,625,990

As of December 31, 2018, total unrecognized compensation expense relating to unvested options was RMB112,475,445 (US$16,358,875). The expense is expected to be recognized over a weighted-average period of 2.25 years. And a weighted average remaining contractual term is 9.41 years.

For the year ended December 31, 2018, the Company allocated share-based compensation expense as follows:

	For the year ended December 31, 2018
	RMB	US$
Cost of revenue	1,369,848	199,236
Sales and marketing	7,116,524	1,035,055
General and administrative	23,187,170	3,372,435
Research and development	1,737,371	252,690

	33,410,913	4,859,416

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to twelve months, and no restrictions or contingent rents. For lease agreements with escalated rental payments, they are recognized on a straight-line basis over the lease term.

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2018:

	RMB	US$
Year ending December 31:
2019	18,433,797	2,681,085
2020	10,255,828	1,491,648
2021 and after	5,082,137	739,166

Total	33,771,762	4,911,899

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies.

Risk assurance contingencies

The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 12.

20.	ORDINARY SHARES

On October 9, 2017 and November 29, 2017, the Company issued 124,969,987 ordinary shares in total with par value of US$0.0001 to its shareholders in connection with the incorporation of the Company (Note 1). As of December 31, 2017, 372,138,271 ordinary shares were authorized and 124,969,987 ordinary shares were issued and outstanding, respectively.

Upon completion of the Company’s IPO on July 26, 2018, 169,239,905 Class A ordinary shares were issued upon conversion of all redeemable convertible preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to twenty votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

Upon completion of the Company’s IPO, 8,000,000 Class A ordinary shares (4,000,000 ADS equivalent) were issued on July 30, 2018, and 600,000 Class A ordinary shares (300,000 ADS equivalent) were issued on August 6, 2018 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

As of December 31, 2018, there were 223,484,172 and 79,325,720 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company’s preferred shares activities for the years ended December 31, 2017 and 2018 are summarized below:

	Series A-1, Series A-2, Series A-3 Preferred shares		Series B preferred shares		Series C preferred shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance as of December 31, 2017	65,919,003	1,808,971,556	61,942,726	2,081,275,970	—	—
Addition in year 2018	—	—	—	—	41,378,176	1,581,368,951
Conversion to ordinary shares	65,919,003	1,808,971,556	61,942,726	2,081,275,970	41,378,176	1,581,368,951

Balance as of December 31, 2018	—	—	—	—	—	—

The Company issued Series A-1, Series A-2, Series A-3 and Series B Preferred Shares to the same group of third-party shareholders of the VIE on March 23, 2018. Series A-1, Series A-3, and Series B Preferred Shares are recorded at fair value on the issuance date and is presented on a retroactive basis. The conversion ratio was one Preferred Share convertible into one ordinary share.

The Company issued Series C Preferred Shares to Didi Sunshine and Beijing Chehejia Information Technology Co., Ltd. (“Chehejia”) on June 15, 2018, Series C Preferred Shares are recorded at fair value on the issuance date. The conversion ratio was one Preferred Share convertible into one ordinary share.

Upon completion of the IPO on July 25, 2018, each convertible preferred share automatically converted into one ordinary share. The number of ordinary shares that have been issued upon conversion of all convertible preferred shares was 167,060,690. Therefore, the redeemable convertible preferred shares balance as of December 31, 2018 was nil.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - CONTINUED

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares are entitled to convert, at the option of the holder thereof, at any time after the date of issuance of the respective Preferred Shares, into such number of fully paid and non-assessable ordinary shares as is determined by the applicable conversion price. The initial conversion ratio for corresponding Preferred Shares shall be 1:1.

Automatic Conversion

Each Preferred Share will be automatically converted, based on the then-effective applicable Conversion Price without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a qualified IPO, or (b) the date specified by written consent or agreement of the holders of a majority of the corresponding series Preferred Shares.

Dividends

Each preferred share held by certain major investors or their assigns or transferees (on an as-if-converted basis) will be entitled to receive, on a pari passu basis, dividends, if declared, out of funds or assets legally available for the payment therefor, prior and in preference to any declaration or payment of any dividend on Series A-2 Preferred Shares and Ordinary Shares. If declared by the Board, each time the amount of dividends distributed shall be not less than 20% of the then total undistributed profit of the Company.

No dividends have been declared for the Redeemable Preferred Shares for the periods presented.

Voting rights

The holder of Preferred Shares will be entitled to such number of votes as equals the number of ordinary shares into which such holder’s collective Preferred Shares are convertible at the voting date. To the extent that the Company’s articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, such Preferred Shares shall have the right to vote separately as a class or series with respect to such matters.

Redemption

The Redeemable Preferred Shares are redeemable by the holders at any time after the earlier of the occurrence of the following event:

(i)

A qualified IPO is not consummated by the Company by the 4th anniversary of the Series B investment date; with respect to Series B Preferred Shareholder, automatic conversion is triggered if a Qualified IPO has not been consummated by the Company before December 31, 2022; or an initial public offering of the Company at any time which is not a qualified IPO;

(ii)

any material breach of the Preferred Share transaction documents, at an amount equal to the sum of the investment price, plus an amount accruing daily at 15% per annum and all declared but unpaid dividends;

(iii)	any other redeeming holder has delivered a redemption notice.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - CONTINUED

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution will be made as follows:

•

The holders of Series B Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-3 Preferred Shares, Series A-1 Preferred Shares, Series A-2 Preferred Shares and the ordinary shareholders of the Company;

•

After the payment to the holders of Series B Preferred Shares, the holders of Series A-3 Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and the ordinary shareholders of the Company;

•

After the payment to the holders of Series A-3 Preferred Shares, the holders of Series A-1 Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-2 Preferred Shares and the ordinary shareholders of the Company.

If there are any assets or funds remaining after the preference amount is distributed or paid in full to the Series B, Series A-3, and Series A-1 Preferred Shareholders, the remaining assets and funds of the Company available for distribution will be distributed ratably among all shareholders (including the holders of Redeemable Preferred Shares) according to the relative number of ordinary shares held by such shareholder on an if converted basis.

Initial Measurement and Subsequent Accounting for Redeemable Preferred Shares

The Redeemable Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets. The Redeemable Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Redeemable Preferred Shares was higher than the fair value per ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of ordinary shares with the assistance of an independent third-party valuation firm.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - CONTINUED

Initial Measurement and Subsequent Accounting for Redeemable Preferred Shares - continued

The Company elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Redeemable Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

The Company concluded that there is no accretion to be recognized because the carrying amount of the Redeemable Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Redeemable Preferred Shares until the redemption amount exceeds the carrying amount of the Redeemable Preferred Shares.

22.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIE and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB1,070 million and RMB 5,171 million (US$752 million) as of December 31, 2017 and 2018, respectively.

23.	SUBSEQUENT EVENTS

In January, 2019, the Company, through one of its subsidiary, entered into a series of share purchase agreements to acquire 100% equity interests in Shanghai Quanpin Automobile Sales Co., Ltd. (“Quanpin”) with total cash consideration of RMB 66.1 million (US$9.6 million). The purpose is to obtain the insurance brokerage license for the Company’s future business development. The transaction was closed on February 1, 2019.

On January 7, 2019, the Company together with other investors, entered into the Capital Contribution Agreement with Chehejia, which provides information technology services. The Company will subscribe for less than 2% equity interest in Chehejia in exchange for cash consideration of RMB200,000,000. The Company does not control nor have significant influence over Chehejia when the transaction is completed and will account for the transaction as a cost method equity investment under long-term investment.

In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Shanghai Cango has received the HNTE certificate in April 2019 for the years ended December 31, 2018, 2019, 2020.

On April 22, 2019, the Company’s Board of Directors approved a special cash dividend of US$0.125 per share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB260.2 million (US$37.9 million), will be paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS

Current assets

Cash and cash equivalents	—	870,524,651	126,612,559
Short-term amounts due from related parties	—	1,076,006,991	156,498,726
Other current assets	—	2,370,382	344,758

Total Current assets	—	1,948,902,024	283,456,043

Non-current assets

Investments in subsidiaries, VIE and VIE’s subsidiaries	1,260,007,622	3,302,870,133	480,382,535

Total non-current assets	1,260,007,622	3,302,870,133	480,382,535

Total assets	1,260,007,622	5,251,772,157	763,838,578

LIABILITY

Total liability	—	—	—

Mezzanine equity

Redeemable Convertible Preferred Shares
Series A-1 (US$0.0001 par value; 53,431,125 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	1,501,153,698	—	—
Series A-3 (US$0.0001 par value; 10,308,663 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	307,816,408	—	—
Series B (US$0.0001 par value; 61,942,726 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	2,132,875,970	—	—

Total mezzanine equity	3,941,846,076	—	—

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

	As of December 31,
	2017	2018
	RMB	RMB	US$
Shareholders’ (deficit) equity

Ordinary shares(US$0.0001 par value; 372,138,271 and nil shares authorized as of December 31, 2017 and 2018, respectively; 124,969,987 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	83,145	—	—
Class A Ordinary shares (par value of US$0.0001 per share; nil and 420,674,280 shares authorized as of December 31, 2017 and 2018, respectively; nil and 223,484,172 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	151,482	22,032
Class B Ordinary shares (par value of US$0.0001 per share; nil and 79,325,720 shares authorized as of December 31, 2017 and 2018, respectively; nil and 79,325,720 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	52,778	7,676
Series A-2 preferred shares (US$0.0001 par value; 2,179,215 and nil shares authorized and outstanding as of December 31, 2017 and 2018, respectively)	1,450	—	—
Additional paid-in capital	4,100,000	4,444,078,463	646,364,404
Accumulated other comprehensive (loss) income	(398,698)	109,452,996	15,919,278
(Accumulated deficit) retained earnings	(2,685,624,351)	698,036,438	101,525,188

Total shareholders’ (deficit) equity	(2,681,838,454)	5,251,772,157	763,838,578

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	1,260,007,622	5,251,772,157	763,838,578

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
General and administrative	—	—	(6,896,907)	(1,003,114)
Interest Income	—	—	12,949,945	1,883,491
Income from equity method investments	128,905,984	341,009,811	296,639,027	43,144,358

Net income before income taxes	128,905,984	341,009,811	302,692,065	44,024,735

Income tax expense	—	—	—	—

Net income	128,905,984	341,009,811	302,692,065	44,024,735

Other comprehensive (loss) income, net of tax	—	(398,698)	109,851,694	15,977,266

Total comprehensive income, net of tax	128,905,984	340,611,113	412,543,759	60,002,001

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of cash flows

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net income	128,905,984	341,009,811	302,692,065	44,024,735

Share of profit in subsidiaries, VIE and VIE’s subsidiaries	(128,905,984)	(341,009,811)	(296,639,027)	(43,144,358)

Changes in operating assets and liabilities:
Net cash provided by (used in) operating activities	—	—	3,682,656	535,620
Net cash provided by (used in) investing activities	—	—	(2,818,225,871)	(409,893,953)
Net cash provided by (used in) financing activities	—	—	3,576,481,519	520,177,663
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	—	108,586,347	15,793,229
Net increase (decrease) in cash and cash equivalents and restricted cash	—	—	870,524,651	126,612,559

Cash and cash equivalents and restricted cash at beginning of the year	—	—	—	—

Cash and cash equivalents and restricted cash at end of the year	—	—	870,524,651	126,612,559

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323 Investments-Equity Method and Joint Ventures (“ASC 323”). Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE’s and their respective profit or loss as “Equity in profits of subsidiaries and VIE’s on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.