Form 20-F
period 2019-12-31
Cango Inc.
filed 2020-04-27
CIK 1725123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

People’s Republic of China

(Address of principal executive offices)

Yongyi Zhang, Chief Financial Officer

Telephone: +86 21 3183 5087

Email: ir@cangoonline.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trade symbol	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares	CANG	New York Stock Exchange

Class A Ordinary Shares, par value US$0.0001 per share*	N/A	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

224,968,102 Class A ordinary shares were outstanding as of December 31, 2019

76,978,677 Class B ordinary shares were outstanding as of December 31, 2019

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•

the “Acquisition” are to our acquisition of an additional 50% of equity interest in Shanghai Chejia, which we completed at the end of September 2018; after the completion of the Acquisition, Shanghai Chejia became our wholly-owned consolidated subsidiary;

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

•

“financing transactions” are to loans and financing leases; financing transactions we facilitate include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia; the “amount of financing transactions” refer to the principal amount of financing transactions we facilitated in a specified period;

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

•	“new car dealers” are to dealers that sell new cars to car buyers, including dealers that sell both new cars and used cars;

•	“OEMs” are to automotive original equipment manufacturer;

•	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

•	“registered dealers” are to dealers who are registered with our platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SaaS” are to software as a service;

•	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and our consolidated VIE;

•

“Shanghai Chejia” are to Shanghai Chejia Financing Lease Co., Ltd. (formerly translated as “Shanghai Autohome Financing Lease Co., Ltd.”), a company organized under the law of the PRC and our wholly-owned subsidiary after the completion of the Acquisition;

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

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 17, 2020, the noon buying rate for Renminbi was RMB7.0711 to US$1.00.

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

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the following selected consolidated statements of comprehensive income data for the year ended December 31, 2016 and selected consolidated balance sheet data as of December 31, 2016 and 2017, as set forth below, from our audited consolidated financial statements that are not included in this annual report.

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

Selected Consolidated Statements of Comprehensive Income Data

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues
Loan facilitation income and other related income	431,646	1,019,081	916,280	913,837	131,264
Leasing income	—	—	59,093	300,078	43,104
After-market services income	1,831	26,102	100,053	205,998	29,590
Others	802	7,021	15,987	20,156	2,895

Total revenues	434,280	1,052,204	1,091,414	1,440,069	206,853

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating cost and expenses:
Cost of revenue	170,044	386,054	430,059	539,267	77,461
Sales and marketing	39,537	114,145	167,244	192,811	27,696
General and administrative	34,550	101,277	151,076	236,551	33,978
Research and development	5,000	19,419	46,709	57,406	8,246
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(354)	34,258	4,921
Provision for credit losses	—	156	19,960	56,479	8,113

Total operating cost and expenses	249,875	582,184	814,695	1,116,772	160,414

Income from operations	184,405	470,020	276,720	323,296	46,439

Interest and investment income, net	4,099	16,164	61,465	96,005	13,790
Income/(loss) from equity method investments	(9,988)	4,856	42,685	(926)	(133)
Interest expense	(450)	(12,994)	(19,011)	(13,458)	(1,933)
Foreign exchange (loss)/gain, net	—	(25,403)	1,447	5,141	738
Other income	8,429	15,818	32,701	82,882	11,905
Other expenses	0	0	—	(5,121)	(736)

Net income before income taxes	186,495	468,460	396,007	487,819	70,071
Income tax expenses	(53,014)	(119,403)	(89,083)	(82,960)	(11,917)

Net income	133,481	349,057	306,924	404,859	58,154

Less: Net income attributable to the non-controlling interest shareholders	4,575	8,048	4,232	13,945	2,003
Net income attributable to Cango Inc.’s ordinary shareholders	128,906	341,010	302,692	390,914	56,151

Earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	0.51	1.35
Diluted	0.51	1.35
Earnings per Class A and Class B ordinary share:
Basic			1.08	1.29	0.19
Diluted			1.08	1.29	0.19
Earnings per ADS (two ordinary shares equal to one ADS):
Basic			2.17	2.59	0.37
Diluted			2.16	2.58	0.37
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	127,149,202	127,149,202
Diluted	252,831,716	252,831,716
Weighted average shares used to compute earnings per Class A and Class B share:
Basic			279,156,744	302,417,352	302,417,352
Diluted			280,873,806	303,283,658	303,283,658
Other comprehensive income, net of tax
Unrealized gain/(loss) on available-for-sale securities		(2,464)	822	(147)	(21)
Reclassification of losses to net income		2,065	—	(276)	(40)
Foreign currency translation adjustment		—	109,029	10,401	1,494
Total comprehensive income	133,481	348,659	416,776	414,836	59,588

Total comprehensive income attributable to Cango Inc.’s shareholders	128,906	340,611	412,544	400,892	57,584

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	44,989	803,271	2,912,901	2,002,315	287,615
Restricted cash – current	1,011	10,060	298,900	970,994	139,475
Short-term investments	106,000	62,380	265,870	597,266	85,792
Accounts receivable, net	469	85,595	86,514	148,563	21,340
Finance receivables, net	—	832	5,421	9,104	1,308
Short-term finance leasing receivable, net	—	—	1,123,704	1,661,082	238,600
Prepaid expenses and other current assets	11,024	144,858	61,273	117,445	16,870
Restricted cash – non-current	—	319,352	668,628	873,674	125,495
Long-term investments	185,800	191,003	292,099	547,889	78,699
Equity method investments	70,803	165,660	1,448	—	—
Goodwill	—	—	145,064	145,064	20,837
Deferred tax assets	54,889	67,774	100,195	100,668	14,460
Long-term finance lease receivables – non-current, net	—	—	1,282,457	1,448,958	208,130
Total assets	714,857	1,996,868	7,301,140	8,736,574	1,254,930
Short-term borrowings	—	—	660,000	1,439,750	206,807
Long-term debts – current	—	—	467,194	863,419	124,022
Accrued expenses and other current liabilities	85,854	328,523	211,459	278,690	40,031
Risk assurance liabilities	149,788	129,935	173,210	259,952	37,340
Long-term borrowings – non-current	189,573	175,000	472,793	301,668	43,332
Total liabilities	503,769	736,860	2,045,773	3,244,914	466,103
Total mezzanine equity	3,941,846	3,941,846	—	—	—
Total shareholders’ (deficit)/equity	(3,730,759)	(2,681,838)	5,255,367	5,491,660	788,828

Non-GAAP Measures

We use adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted help identify underlying trends in our business by excluding the impact of share-based compensation expenses relating to the Share Incentive Plan 2018, or the ESOP Expenses, which are non-cash charges. We believe that adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, adjusted net income per ADS-basic and adjusted net income per ADS-diluted are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

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

	For the year ended December 31,
	2016	2017	2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
	(in thousands)
Net income	133,481	349,057	306,924	404,859	58,154
Add: ESOP Expenses(1)	—	—	33,411	82,266	11,817

Adjusted net income	133,481	349,057	340,335	487,125	69,971

Less: Net income attributable to the noncontrolling interest shareholders	4,575	8,048	4,232	13,945	2,003
Adjusted net income attributable to Cango Inc.’s ordinary shareholders	128,906	341,010	336,103	473,180	67,968

Adjusted net income per ADS-basic(2)	1.02	2.70	2.41	3.13	0.45
Adjusted net income per ADS-diluted(2)	1.02	2.70	2.39	3.12	0.45
Weighted average ADS outstanding—basic	63,574,601	63,574,601	139,578,372	151,208,676	151,208,676
Weighted average ADS outstanding—diluted	126,415,858	126,415,858	140,436,903	151,641,829	151,641,829

(1)	ESOP Expenses are allocated in operating cost and expenses as follows:
(2)	Each ADS represents two ordinary shares.

	For the year ended December 31,
	2016	2017	2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
	(in thousands)
Cost of revenue	—	—	1,370	3,373	484
Sales and marketing	—	—	7,117	17,523	2,517
General and administrative	—	—	23,187	57,093	8,201
Research and development	—	—	1,737	4,278	614

ESOP Expenses	—	—	33,411	82,266	11,817

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 17, 2020, the noon buying rate for Renminbi was RMB7.0711 to US$1.00.

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

We experienced fluctuations in our revenue growth historically, and we may not be able to deliver rapid growth in the future.

We experienced fluctuations in our revenue growth historically. Our revenues increased by 3.7% from RMB1,052.2 million in 2017 to RMB1,091.4 million in 2018, and further by 31.9% to RMB1,440.1 million (US$206.9 million) in 2019. The slower growth rate of our revenues in 2018 was primarily due to a change in our dealer coverage model starting from 2018 as well as conditions in the automotive market. We underwent a transitional period in 2018 for our dealer coverage model, as our sales team had started to cover a significant number of dealers that were previously covered by dealer financial managers. To implement this change in our dealer coverage model, we hired a large number of employees, and our sales team expanded from 1,691 as of December 31, 2017 to 2,469 as of December 31, 2018. It typically takes a few months for a new sales representative to achieve a sufficient level of efficiency through on-the-job training. The challenges of integrating the new employees into our sales team had an adverse effect on our results of operations. Our results of operations were also affected by changes in government policies and the automotive market. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars thereafter. In addition, the challenging macroeconomic environment in China in 2018 also led to a decline in new car sales. In light of that, certain OEMs launched short-term marketing campaigns, offering financing solutions with more significant subsidies in 2018, which competed with the financing solutions facilitated by us. As a result, the number of automotive financing transactions facilitated decreased from 434,881 in 2017 to 356,576 in 2018. The amount of automotive financing transactions facilitated decreased from RMB26.6 billion in 2017 to RMB21.7 billion in 2018.

Starting in January 2020, the outbreak of COVID-19 coronavirus has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. In particular, we expect the decrease in auto purchases and the rise in unemployment rates to result in a decrease in the amount of financing transactions we facilitate and a rise in delinquency rates in the outstanding financing transactions. For example, we facilitated 39,138 financing transactions in January and February of 2020, as compared to 71,765 in the same period in 2019. At this point, it is not possible to predict when the epidemic will be effectively contained in China or when its economic impacts will be fully mitigated. As such, the COVID-19 coronavirus outbreak is expected to have a material adverse impact on our business, results of operations and financial condition for the first quarter of 2020 and full year 2020. The extent of such impact will depend largely on future developments, which are highly uncertain, including the severity of the outbreak and future government measures in response to the outbreak, among other things. As a result, there can be no assurance that we will be able to successfully implement our growth strategies.

We may not be able to effectively manage our growth, control our expenses or implement our business strategies, in which case we may be unable to maintain high quality services or compete effectively.

We experienced a period of rapid growth and expansion, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth and profitability will be sustainable or achieved at all in the future. Primarily due to a change in our dealer coverage model and conditions in the automotive transaction market, we experienced lower year-on-year revenue growth and a net income decline in 2018 as compared to 2017. In addition, the COVID-19 coronavirus outbreak is expected to have a material adverse impact on our business, results of operations and financial condition for the first quarter of 2020 and full year 2020. We believe that our growth and expansion will depend on the macro-economic environment, as well as our ability to develop new sources of revenue, attract new car buyers, collaborate with additional financial institutions, retain and expand our dealer network, maintain and grow our relationships with OEMs and capture growth opportunities in new geographies, implement our marketing strategies and compete against our existing and future competitors. There can be no assurance that we will achieve any of the above.

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

As of December 31, 2019, we had a network of 49,238 registered dealers across China. Our extensive dealer network is a foundation of our platform, and we closely collaborate with our registered dealers in providing services to financial institutions and car buyers. We plan to expand our dealer network, including by further perpetrating our existing markets and expanding our geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our dealer network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers to our platform may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

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

We manage our dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, our in-house sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 5.4% of the number of registered dealers in our dealer network as of December 31, 2019, we rely on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by our competitors more actively than ours. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of our automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm our reputation. Our recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused us harm, and we may encounter significant difficulties in enforcing our contractual rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer us prospective car buyers who have been turned down by other financing solutions providers, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. If we fail to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents, we may experience higher overdue ratios and/or suffer damage in our relationships with financial institutions. To manage such risk, we monitor our registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which we believe present significant credit risk to us. However, such risk management policy may not be effective and may also contribute to significant turnovers among our registered dealers and sales agents. In the fourth quarter of 2019, we ceased collaboration with approximately 4,792 registered dealers. Significant turnovers may require us to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on our operational efficiency.

Since we implemented a change in our dealer coverage model in 2018, our sales team has been covering a significant number of dealers that were previously covered by dealer financial managers. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. However, there can be no assurance that such approach will deliver the expected outcome, and our business, results of operations and financial condition could be materially and adversely affected.

Our success depends on our ability to attract prospective car buyers.

In 2018 and 2019, the amount of financing transactions we facilitated was RMB21.7 billion and RMB28.1 billion (US$4.0 billion), respectively. The growth of our automotive financing facilitation business depends on our ability to attract prospective car buyers. In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers, and the amount of financing and other transactions we facilitate to them, may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We rely on a limited number of financial institutions to fund financing transactions to car buyers. As of December 31, 2019, we were in collaboration with 13 third-party financial institutions. In 2019, the amount of financing transactions we facilitated was RMB28.1 billion (US$4.0 billion), 92.6% of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find our services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or our service fees to be too expensive. In addition, regardless of our risk management efforts, financing transactions we facilitate may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. We have relied on, and we may continue to rely on, two financial institutions, Jincheng Bank and WeBank, to arrange funding for a substantial portion of financing transactions we facilitate. In 2019, 32.1% and 18.2% of the amount of financing transactions we facilitate was respectively funded (i) by Jincheng Bank under the direct partnership model and (ii) under the co-partnership model, in which we partner with WeBank to facilitate financing transactions with funding provided by WeBank and other financial institutions. In 2018 and 2019, revenues attributable to our collaboration with Jincheng Bank, including fees received from car buyers in the relevant transactions, were RMB325.8 million and RMB326.1 million (US$46.8 million), which represented 29.8% and 22.6% of our total revenues, respectively. Since September 19, 2017, Jincheng Bank ceased to be a related party as a result of Mr. Xiaojun Zhang’s resignation from the board of directors of Jincheng Bank. In 2018 and 2019, revenues attributable to our collaboration with WeBank were RMB444.3 million and RMB236.3 million (US$33.9 million), which represented 40.7% and 16.4% of our total revenues, respectively. For further information as to our arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Our Relationships with Our Platform Participants—Financial Institutions.”

There can be no assurance that we will be able to rely on such funding arrangements in the future. For example, although we collaborated with seven financial institutions under the co-partnership model as of December 31, 2019, any such financial institution may decide to reduce the amount that it will fund for financing transactions we facilitate in the future or discontinue such funding altogether. We continue to identify and expand the number of financial institutions to collaborate with, but there can be no assurance that the number of financial institutions we collaborate with will become increasingly diversified in the future. Given our current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions we facilitate, or if any such financial institution encounters liquidity issue in general, our business, financial condition and results of operations may be materially and adversely affected. In addition, many of our new business initiatives depend on our relationships with financial institutions. For example, we plan to broaden the offering of financing solutions that are subsidized by OEMs. Financial institutions may not fund such financing solutions in sufficient amounts, or at all, and our business, results of operations and financial condition would be materially and adversely affected.

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

On July 6, 2018, we entered into a strategic cooperation agreement with the head office of Industrial and Commercial Bank of China, or ICBC, the largest bank in the PRC by total assets. Pursuant to the strategic cooperation agreement, we will facilitate cooperation between ICBC and OEMs, thereby providing OEM-subsidized and non-subsidized automotive financing solutions to customers of 4S dealers. We and ICBC aimed to cooperate with 40 to 50 major OEMs and provide automotive financing solutions through a nation-wide network of 10,000 to 15,000 4S dealers and a larger number of non-4S dealers across over 500 cities in China. The strategic cooperation agreement has an initial term of one year and can be automatically renewed with unlimited terms, unless either party provides notice in writing more than 30 days prior to the expiration of a term. The specific terms of cooperation will be provided under separate agreements that the two parties enter into from time to time. There can be no assurance that the expected benefits of the strategic partnership will be realized. ICBC may not allocate sufficient resources to the partnership for a variety of reasons, including, among other things, dissatisfaction with the scale or quality of our platform or changes in general market conditions. In addition, ICBC may refuse to renew the strategic cooperation agreement, and ICBC may also refuse to enter into or renew the agreements that specify the terms of cooperation. On the other hand, there is no assurance that OEMs will cooperate with us under our strategic cooperation agreement with ICBC. As a result, our business, results of operations and financial condition would be materially and adversely affected. Furthermore, we expect to bear credit risk for automotive financing transactions to be funded by ICBC. An increase in overdue ratios of such transactions could have a material adverse impact on our results of operations and financial condition.

We may fail to maintain and expand our strategic partnership with Didi Chuxing.

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2019, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.4% of our outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. We facilitated over 1,508 automotive transactions for licensed Didi Chuxing drivers in 2019, and provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales.

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

Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. In addition, as part of our automotive transaction facilitation services, we purchase cars from OEMs to facilitate the sale of such cars to our registered dealers. We believe our collaboration with OEMs makes our platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that we will be able to build and grow our relationships with OEMs. OEMs may perceive us as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest financing solutions offered on our platform or even terminate such subsidies. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy, and our business, results of operations and financial condition could be materially and adversely affected. OEMs may also decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to us. Our failure to build and grow our relationships with OEMs could materially and adversely affect our business, financial condition and results of operations.

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

Credit applications by our car buyers are evaluated based on credit assessment conducted by our credit assessment model, and our credit assessment team conduct a manual evaluation when necessary. Based on our credit assessment model, we automatically approved 36.9% of applications, and we automatically rejected approximately 10.5% of applications in 2019. Our credit assessment team, which was comprised of more than 40 experienced reviewers as of December 31, 2019, manually evaluates the rest of the applications. If our credit assessment model or our credit assessment team fail to perform effectively, our business and results of operations may be materially and adversely affected.

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

We may not be able to maintain low overdue ratios for financing transactions we facilitate, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual car buyers. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.34%, 0.37% and 0.40% as of December 31, 2017, 2018 and 2019, respectively. However, we cannot assure you that we will be able to maintain low overdue ratios in the future or that the overdue ratio as of December 31, 2019 is indicative of our future credit performance. Overdue ratios for financing transactions we facilitated may deteriorate over time or as our business volume expands, and overdue ratios are also affected by macroeconomic conditions. The way how car buyers’ delinquencies affects our results of operations depends on the funding arrangement for the relevant financing transactions.

We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions we facilitate would harm our business relationship with them. As of December 31, 2019, the total outstanding balance of financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under this arrangement was RMB20.4 billion (US$2.9 billion), representing 51.0% of the total outstanding balance of financing transactions we facilitated.

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2019, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB16.9 billion (US$2.4 billion), representing 42.1% of the total outstanding balance of financing transactions we facilitated. At the inception of each financing transaction facilitated under such arrangements, we recognize risk assurance liabilities at fair value. We recognize additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which we are obligated to bear credit risk could have a material adverse impact on our results of operations. Our risk assurance liabilities were RMB260.0 million (US$37.3 million) as of December 31, 2019, and the amount of performed risk assurance liabilities was RMB114.4 million (US$16.4 million) in 2019. Furthermore, our fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. We will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than our estimate at inception.

We record financing lease receivables in relation to financing leases funded by Shanghai Chejia on our consolidated balance sheet. As such, we bear credit risk as to such financing leases, and we recognize provision for credit losses in our results of operations. Any increase in overdue ratios could materially and adversely affect our business, results of operations and financial condition.

Collection and repossession efforts by our in-house team and third-party service providers may become less effective and may also subject us to regulatory risks and reputational risks.

We utilize our in-house team to collect repayment and third-party repossession agents to repossess car collaterals. The effectiveness of our collection and repossession efforts is critical to our business. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, failures in our collection and repossession efforts would harm our business relationship with such financial institutions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we record financing receivables in relation to financing leases funded by Shanghai Chejia on our balance sheet. As such, we bear credit risk as to such financing leases. Our failure to collect overdue repayments for the financing transactions we facilitate or repossess the related car collaterals will have a material adverse effect on our business operations and financial position. As the amount of financing transactions we facilitate increases in the future, we may devote additional resources into our collection and repossession efforts. However, we cannot assure you that our collection and repossession efforts will be successful and that we would be able to utilize such additional resources in a cost-efficient manner.

As an aid to our repossession efforts, we install a telematics device in every car purchased through our platform. However, there can be no assurance of the effectiveness of such measure. For example, we might be unable to locate cars parked in underground garages or remote areas due to poor telematics signal reception. Even if we were able to locate a car, the car buyer may resort to physical force to resist repossession or steal the repossessed car from our warehouse. Furthermore, the telematics devices may be removed intentionally by car buyers or dealers or unintentionally during repairs, and we would need to rely on other information relating to the car buyer, including the address specified in the credit application, to locate such cars. Since the fourth quarter of 2019, we had suspended this business due to regulatory requirements.

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

The laws and regulations governing the automotive and mobility industries or other industries related to our business in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

As of December 31, 2019, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as our company to new or specific requirements (including without limitation, capital requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In September 2016, a local branch of administration for industry and commerce, or the AIC, in Changsha of Hunan province, which was merged into the local administration for market regulation afterwards, imposed an administrative penalty to our subsidiary in Hunan and held that the commissions paid by us to local dealers in connection with automotive financing facilitation constituted commercial bribes in violation of Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated by the National People’s Congress in September 1993, and amended in November 2017 after the local AIC’s penalty decision, or the Anti-Unfair Competition Law, and the Interim Provisions on Banning Commercial Bribery which was promulgated by the State Administration for Industry and Commerce in November 1996, or the Anti-Bribery Provisions. We surrendered RMB58,499.23 (US$8,402.89) of alleged illegal income and paid a fine of RMB100,000.00 (US$14,364.10) pursuant to the local AIC’s decision. It is common practice in the PRC to pay dealers commissions for their services in connection with automotive financing facilitations and we have not received any similar penalty decisions from national or other local AICs where we have operations. Pursuant to the Anti-Unfair Competition Law, it is permitted to pay commissions to a middleman explicitly if the parties properly reflect such commissions in their financial records. To strengthen our compliance under the anti-bribery and fair competition laws, we have entered into written contracts with most local dealers to which we pay commissions in Hunan province and other regions in the PRC to document the terms of the dealers’ services and the amount of commissions payable by us for such services, which have been reflected in our financial and tax accounts. However, there are substantial uncertainties regarding the implementation and interpretation of PRC laws and regulations in this regard, which are at the local governmental agencies’ significant discretion; further, the Anti-Bribery Provisions and the Anti-Unfair Competition Law may be interpreted and administered inconsistently between different local AICs and such interpretations may change over time. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” There can be no assurance that we will not be subject to similar penalty due to allegations of violating relevant commercial bribery or unfair competition laws in the future by the local AIC in Changsha or other regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to additional penalties for commissions paid to dealers, we may have to change our business model or cease part of our business, which could materially and adversely affect our business, results of operations or financial condition.

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

We operate insurance brokerage business through Fushun Insurance Brokerage Co., Ltd., a subsidiary of our consolidated VIE. The insurance brokerage business is highly regulated in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the CBIRC and its local branches may conduct various examinations and inspections on our insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or be subject to other administrative penalties.

On August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the related laws and regulations. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether we will be deemed as providing “financial information intermediary and transaction matching services” under the Guiding Opinions on Platform Economy and be subject to entry administration. We cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain additional approvals or licenses in this regard, and that we will be able to obtain such approvals or licenses in a timely manner if we are required to do. Our inability to obtain such approvals or licenses on a timely basis could have an adverse impact on our business.

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

On April 2, 2018, the CBIRC, together with several other governmental authorities, jointly adopted (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules, which further stipulates that “financing guarantee business” under the Four Supporting Measures of the Financing Guarantee Rules, among other things, includes “guarantee business related to loans,” which refers to the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing. Furthermore, the CBIRC, together with several other governmental authorities, jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies on October 9, 2019, which provide that car dealers and car sales service providers shall not operate the business of providing guarantees for car consumption loans without the approval of competent regulatory authorities, and institutions providing client recommendation, credit evaluation and other services for lending institutions shall not provide financing guarantee services or provide such services in a disguised form without necessary approval from competent government authorities. If an institution without any financing guarantee business permit is engaged in the financing guarantee business, it shall be prohibited from continuing such unlicensed financing guarantee business and ordered to settle its remaining guarantee business properly. If the aforesaid institution intends to continue the financing guarantee business, it shall establish a financing guarantee company in accordance with applicable laws to conduct the financing guarantee business.

Under our arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2019, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB16.9 billion (US$2.4 billion), representing 42.1% of the total outstanding balance of financing transactions we facilitated. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. We have utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in certain cases, while in most cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under our arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under our current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form”, we may be required to either cease bearing credit risk as part of our arrangements with the financial institutions as described above, or adjust our arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If we are unable to satisfy such requirement, we may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, even if we successfully change our arrangements with the financial institutions and only Cango Financing will provide such credit enhancement services in the future, the outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets as required by the Financing Guarantee Rules. If the amount of guarantee liabilities exceeds ten times of Cango Financings total net assets, we may be required to increase the total net assets of Cango Financing by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

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

The scale of Shanghai Chejia’s business may be limited by its total net assets.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed CBIRC. Shanghai Chejia funds financing leases for car buyers on our platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

Shanghai Chejia is our wholly-owned consolidated subsidiary. We may expand the amount of financing leases provided by Shanghai Chejia, which would increase the amount of financing lease receivables of Shanghai Chejia. When the amount of financing lease receivables exceeds ten times of Shanghai Chejia’s total net assets, we may be required to increase the total net assets of Shanghai Chejia by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

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

We have incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, we recently started to offer automotive insurances on our platform and provide SaaS solutions for dealers. We may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

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

Since inception, we have issued equity securities and borrowed from financial institutions to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions we facilitate, further enhance our risk management capabilities, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. We may expand the amount of financing leases provided by Shanghai Chejia, and we may need to make additional capital contribution as a result. Furthermore, we may increase the number of cars that we purchase from automotive wholesalers or OEMs to enable our registered dealers to access additional car sourcing channels. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

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

All financing transactions we facilitate are secured by car collaterals. Change in the residual value of car collaterals securing these financing transactions may affect their recoverability. How such change affects our results of operations depends on the funding arrangement for the relevant financing transaction. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, we charge such financial institutions fees for disposals of repossessed cars, and such fees are based on a percentage of the proceeds from disposals. As such, a decrease in residual value of car collaterals results in a decrease in the fee we charge for disposals. Under our arrangements with certain financial institutions, Shanghai Cango is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We incur losses as residual value of car collaterals declines below the amount we expected to recover. In addition, our wholly-owned subsidiary Shanghai Chejia directly funds financing leases, in which case security interest in the relevant collaterals belongs to Shanghai Chejia.

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

We make investments in certain standardized capital instruments issued by financial institutions, including asset-backed securities in which the underlying assets are financing receivables related to financing transactions we facilitate. As of December 31, 2019, we had long-term investments in the amount of RMB547.9 million (US$78.7 million), which were related to the equity investment in Beijing Chehejia Information Technology Co., Ltd., or Chehejia. We have also made short-term investments in wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2019, we had short-term investments of RMB597.3 million (US$85.8 million). We cannot assure you as to the return of such investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

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

Government policies on car purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars thereafter. The termination of the lower consumption tax rate partially contributed to a slower year-on-year growth rate of our revenues in 2018 as well as decreases in net income in 2018 as compared to 2017.

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

In May 2018, the Ministry of Finance of China announced significant reductions in tariffs on imported cars and car parts, which became effective on July 1, 2018. While such reductions are likely to enhance consumption in the automotive market, there may also be disruptions to existing market trends as a result of competition from imported products. If we fail to adapt to changes in the automotive market, our business, results of operations and financial condition would be materially and adversely affected.

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

Starting in January 2020, the outbreak of COVID-19 coronavirus has significantly impacted the Chinese economy. The outbreak may also adversely affect the Chinese automotive and mobility markets, which would in turn have a material adverse impact on our business.

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

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which financial service providers are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We obtain consents from car buyers on our platform to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in our cooperation agreements with financial institutions, we have the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. We may face litigation brought by financial institutions or car buyers, if we fail to satisfy our confidentiality obligations in the relevant cooperation agreements, or if our use of car buyers’ data fall outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Recently, several PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. We cannot rule out the possibility that operators like us would also be subject to more comprehensive and stricter supervision by the competent governmental authorities on such issues in the future. The regulatory framework for personal information and data protection issues in China and worldwide is continuously evolving and is likely to remain uncertain for the foreseeable future, and there can be no assurance that our existing car buyer information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

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

However, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

The Telecommunications Regulations of the PRC, the Administrative Rules for Foreign Investment in Telecommunications Enterprises and other relevant regulations on the operation of value-added telecommunication service business provide a license requirement for operating such business in the PRC. As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. However, we cannot assure you that we will be able to obtain the requisite license for providing value-added telecommunications services on a timely basis or at all. Our inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on our business and results of operations.

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

Pursuant to the Land Administration Law of the PRC, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. As of December 31, 2019, we have entered into 26 lease agreements with parties who have not produced evidence of proper legal title of the premises. If such parties are not the owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate. Although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, better serve car buyers, and enhance our competitive position. For example, in June 2018, January 2019 and July 2019, we made a series of equity investments in Chehejia. At the end of September 2018, we completed the Acquisition of Shanghai Chejia, which has become our wholly-owned consolidated subsidiary. In 2019, we acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., to operate our insurance brokerage business.

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

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement became effective upon the completion of our initial public offering. As of March 31, 2020, our co-founders beneficially owned all of 76,978,677 Class B ordinary shares issued and outstanding. In addition, Mr. Lin beneficially owned 1 Class A ordinary share. Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, while each Class B ordinary share is entitled to 20 votes. As of March 31, 2020, our co-founders collectively exercised 87.2% of the aggregate voting power of our issued and outstanding share capital. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

The existing holders of ordinary shares, including entities controlled by the co-founders, agreed to transfer certain number of ordinary shares to certain holders of preferred shares upon the expiration of the 180-day lock-up period as provided under the applicable lock-up agreements that they entered into prior to our initial public offering. The share transfers are intended to compensate the relevant holders of preferred shares for the difference between their respective target valuation and the initial public offering price. As of the date of this annual report, we have completed the share transfers pursuant to this arrangement.

We are a “controlled company” under the rules of NYSE and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual. Our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin collectively hold more than 50% of the aggregate voting power of our company. In May 2018, the co-founders entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement became effective upon the completion of our initial public offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may incur substantial share-based compensation expenses.

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain of our officers and employees. In February 2019, we granted another 5,569,105 options to certain eligible employees. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. We expect the options granted in May 2018 and February 2019 to vest over a four-year period, with 50%, 25% and 25% of the options vesting upon the second, third and fourth anniversary of the grant date, respectively, subject to the conditions provided under the share incentive plan. We recognized RMB82.3 million (US$11.8 million) of share-based compensation expenses in 2019.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions we facilitate. Economic conditions in China are sensitive to global economic conditions. The outbreak of COVID-19 coronavirus in 2020 has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. As of the date of this annual report, we are unable to assess the full impact of the outbreak on our business, results of operations and financial condition. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the trade and economic policies of the United States government, which have contributed to, among other things, tensions between the United States and its trading partners. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our business could also be adversely affected by the effects of COVID-19 coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having COVID-19 coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules, both taking effect on January 1, 2020, do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect our VIE structure and business operation. See “—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules, and how they may impact our business, financial condition and results of operations.”

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

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR, formerly known as the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIE and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to M&A and Overseas Listings.”

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure”. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

We may rely on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us may have a material adverse effect on our ability to conduct our business.

We are a holding company and may rely on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2019. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, our investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the U.S. and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018 and February 19, 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years, and expect U.S. audit firms to bring appropriate increased attention and resources to their internal and cross-network quality control processes. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Risks Relating to Our ADSs

We have received a notice of non-compliance with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs.

On October 24, 2019, we received a notification letter, or the Notification Letter, from the NYSE indicating that we are not currently in compliance with Section 802.01A of the NYSE Listed Company Manual relating to the continued listing standards for stockholders, including (i) number of total stockholders of at least 400 or (ii) number of total stockholders of at least 1,200, if the average monthly volume is less than 100,000 (for the most recent 12 months). Therefore, we are now subject to the procedures set forth in Sections 801 and 802 of the NYSE Listed Company Manual.

The Notification Letter also states that we need to respond within 90 days, which is no later than January 22, 2020, with a business plan that demonstrates how we expect to return to compliance with the first two standards within a maximum period of 18 months from receipt of the Notification Letter. The Notification Letter did not affect our business operations and did not conflict with or cause an event of default under any of our material debt or other agreements.

We have submitted and the NYSE has accepted a business plan to regain compliance with the NYSE’s continued listing standards. However, there can be no assurance that we will be deemed to have regained compliance by the NYSE or that we will be able to maintain compliance with the relevant requirements in the future. Failure to comply with the NYSE requirements could result in a decline in the price of our ADSs or a decline in investor confidence, which could directly impact our ability to efficiently raise capital. In addition, failure to adhere to NYSE requirements could result in trading suspension or delisting.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$4.52 to US$13.67 per ADS, and the last reported trading price on April 24, 2020 was US$5.25 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

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

On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). On April 22, 2020, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we may not pay any additional cash dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2019, we had 224,968,102 Class A ordinary shares and 76,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2019, and may be classified as a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation— Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

We began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. We initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through our platform. As of December 31, 2019, our platform had served 1,383,833 car buyers cumulatively since inception, and our dealer network was comprised of 49,238 registered dealers. We have also established partnerships with several financial institutions over time, including Jincheng Bank, WeBank, Bank of Shanghai, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, we have extended our services beyond the facilitation of automotive financing transactions and identified new ways to strengthen our platform and serve our customers. We started to provide automotive transaction facilitation in 2015 and after-market services facilitation in 2017.

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

We completed the Acquisition of Shanghai Chejia at the end of September 2018. After the completion of the Acquisition, Shanghai Chejia became our wholly-owned consolidated subsidiary. In 2019, we acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., at a total cash consideration of RMB66.1 million (US$9.5 million). The purpose was to obtain the insurance brokerage license to enhance our after-market services facilitation business. In January 2019, we, together with other investors, entered into a capital contribution agreement with Chehejia, which provides information technology services. We subscribed for less than 2% equity interest in Chehejia at a cash consideration of RMB200.0 million (US$28.7 million). In July 2019, we further subscribed for less than 2% equity interest in Chehejia at a cash consideration of RMB206.3 million (US$29.6 million).

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

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. As of December 31, 2019, our platform connected 49,238 registered dealers, 13 third-party financial institutions and 59 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 1,383,833 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

We have extensive, technology-enabled service offerings along the automotive value chain, which enable us to attract more participants to our platform and enhance engagement of existing participants. Our services primarily consist of: (1) automotive financing facilitation (which includes finance lease services), (2) automotive transaction facilitation and (3) after-market service facilitation. We generate substantially all of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth collaboration with a number of third-party financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions, Jincheng Bank and Jiangnan Rural Commercial Bank. On July 6, 2018, we entered into a strategic cooperation agreement with the head office of ICBC, the largest bank in the PRC by total assets, to provide OEM-subsidized and non-subsidized automotive financing solutions primarily in tier-one and tier-two cities. We have facilitated auto loans for ICBC since October 2018. We believe our cooperation with ICBC will enable us to further penetrate such cities and consolidate our position as a leading automotive transaction service platform. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, a provider of financing leases and our wholly-owned consolidated subsidiary. We also provide car buyers with value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We facilitated the financing of 390,140 new and used car purchases with a total amount of financing transactions of RMB28.1 billion (US$4.0 billion) in 2019.

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

Our strong dealership network is a critical component of our service platform. This network places us at the center of automotive transaction value chain and enables us to closely connect with car buyers and financial institutions. Through the dealer network, we offer automotive financing facilitation services to car buyers across China, and we have built a sizeable and diversified portfolio of automotive financing transactions for financial institutions. As of December 31, 2019, we worked closely with 49,238 registered dealers on our platform, covering 347 cities and all province-level administrative regions in the PRC. In every quarter from the beginning of 2017 to the end of 2019, over 35.1% of our registered dealers were active, in that each sold at least one car funded by a financing transaction we facilitated. We enhance our registered dealers’ competitiveness by improving prospective car buyer conversion, increasing sales volume and attracting even more car buyers. In turn, we connect with and serve more participants on our platform because of the network effect.

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

Our revenues increased by 31.9% from RMB1,091.4 million in 2018 to RMB1,440.1 million (US$206.9 million) in 2019. Our net income was RMB404.9 million (US$58.2 million) in 2019 as compared to RMB306.9 million in 2018.

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

Automotive Financing Facilitation

Automotive financing facilitation services primarily involve facilitating financing transactions from financial institutions to car buyers. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. For car buyers, we facilitate financing transactions that make their car purchases more affordable, and we also assist them in handling administrative procedures in relation to car purchasing and financing. We leverage our large nationwide dealer network in providing the services to financial institutions and car buyers. In addition, our focus on technology-driven process also allows us to serve our customers in a highly efficient manner, achieving average credit decision time of less than two hours for financing transactions we facilitate.

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

•

Credit assessment: We conduct a thorough credit assessment of each applicant using our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment. We have in-depth collaboration with financial institutions and incorporate the credit policies and standards of these financial institutions into our credit assessment system. Our IT system is also highly integrated with financial institutions with which we directly collaborate. As such, we provide significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency. For example, it only takes less than two hours on average from submission of credit application to provision of credit decision. In some instances, credit decisions can be provided in less than half an hour.

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

Services Provided to Car Buyers

•

Automotive Financing Solutions: We assist car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that we partner with. These automotive financing solutions are structured as either loans or financing leases. We also facilitate financing leases to car buyers through Shanghai Chejia, an entity which became our wholly-owned consolidated subsidiary at the end of September 2018. In 2019, 91.5% of the amount of financing transactions we facilitated were used for purchasing new cars, while the rest were used for used car purchases. The table below sets forth a breakdown of the total amount of financing transactions facilitated by funding sources, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions	26,332,458	99.1	19,937,411	91.8	25,969,896	3,730,342	92.6
Financing transactions funded by Shanghai Chejia	248,960	0.9	1,781,983	8.2	2,084,397	299,405	7.4

Total	26,581,419	100.0	21,719,395	100.0	28,054,293	4,029,747	100.0

The table below sets forth the number of credit applications we processed and the number of financing transactions we facilitated in the periods presented.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018				2019
Number of credit applications	137,166	97,473	119,616	143,359	128,243	121,307	110,331	173,059

Number of financing transactions facilitated	97,219	68,379	89,559	101,419	99,242	87,947	79,728	123,223

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

We may charge car buyers a fee for providing value-added services in certain instances. In addition, we recognize leasing income relating to financing leases funded by Shanghai Chejia.

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

•

B2B transactions: Our B2B transaction services enable our registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. In May 2018, we began to strengthen our relationships with dealers with the launch of our SaaS solutions. As a comprehensive tool kit to address dealers’ pain points, our SaaS solutions allow dealers to conveniently source cars, manage inventory and engage potential car buyers. Our SaaS solutions are free of charge for dealers, and we generate income primarily by facilitating B2B transactions as part of dealers’ car sourcing.

•

B2C transactions: As of December 31, 2019, we were in collaboration with five online automotive advertising platforms to facilitate car purchases for car buyers. We assist prospective car buyers to find suitable cars in our vast dealer network according to each car buyer’s unique preference. The service also enables our registered dealers to tap into the large user base of the online automotive advertising platforms. We do not charge car buyers or dealers fees for facilitating B2C transactions. Nonetheless, we generate income by facilitating financing for such B2C transactions. In addition, we also maintain regular contact with prospective car buyers who have indicated interest in purchasing a car but have not been able to locate a suitable one in our dealer network. We aim to convert some of them into our customers in the future. Our frequent contacts with these prospective car buyers and deep insights into their needs may also bring us additional cross-selling opportunities in the future.

After-market Services Facilitation

Our platform also facilitates after-market services to car buyers, which is currently comprised of facilitating the sale of insurance policies from insurance brokers or companies as well as offering anti-theft assurance services. Our scale and our ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled us to negotiate more favorable premium for car buyers. The products currently offered through our platform are personal accident insurances, anti-theft assurance packages and automotive insurances. We earn service fees for facilitating the sale of such insurance products. We believe we are able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In addition, we offer anti-theft assurance services to car buyers by leveraging the telematics devices installed on their cars. We receive service fees from car buyers and indemnify them for their losses if their cars are not recovered for a period of time after being stolen, subject to certain conditions specified in the service agreements with car buyers. In 2018, we launched a pilot program to cooperate with three insurance companies to provide automotive insurances through our dealer network. In 2019, in order to accelerate the growth of our after-market services business, we actively refined our cross-selling strategy, particularly relating to automotive insurances. We will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our Partnership with ICBC

On July 6, 2018, we entered into a strategic cooperation agreement with the head office of ICBC, the largest bank in the PRC by total assets. We believe the strategic partnership will enable us to further penetrate tier-one and tier-two cities and enable ICBC to expand its presence in the automotive financing market by leveraging our strong relationships with OEMs and dealers as well as deep industry knowledge. Pursuant to the strategic cooperation agreement, we will facilitate cooperation between ICBC and OEMs, thereby providing OEM-subsidized and non-subsidized automotive financing solutions to customers of 4S dealers. We and ICBC aim to cooperate with 40 to 50 major OEMs and provide automotive financing solutions through a nation-wide network of 10,000 to 15,000 4S dealers and a larger number of non-4S dealers across over 500 cities in China. In addition, the two parties agree to explore business cooperation in areas such as data, risk management and technology development. The strategic cooperation agreement has an initial term of one year and can be automatically renewed with unlimited terms, unless either party provides notice in writing more than 30 days prior to the expiration of a term. The specific terms of cooperation will be provided under separate agreements that the two parties enter into from time to time.

Our Partnership with Didi Chuxing

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. We expect such strategic partnership to provide us with valuable channels to serve drivers and other participants of Didi Chuxing’s platform in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2019, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.4% of our outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. The specific terms of cooperation will be provided under separate agreements that we and Didi Chuxing enter into from time to time. As of December 31, 2019, we had established 39 subsidiaries in key ride-sharing cities across China for Didi Chuxing. In 2019, we facilitated over 1,508 automotive transactions for licensed Didi Chuxing drivers. We provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile application. The arrangement offers us new opportunities to facilitate car sales.

Our Relationships with Our Platform Participants

As the leading automotive transaction service platform in China, we connect dealers, financial institutions, car buyers and other participants such as insurance brokers and companies, online automotive advertising platforms and OEMs. As of December 31, 2019, our platform connected 49,238 registered dealers, 13 third-party financial institutions and 59 other industry participants, and had served 1,383,833 car buyers cumulatively since inception. The scale of our platform has a network effect that further strengthens our ability to serve each party on our platform. We believe that by leveraging our technological capabilities and strong relationships with our customers and business partners, we will be able to transform the automotive and mobility markets in China.

Dealers

Our extensive dealer network is the foundation of our platform, and we closely collaborate with our registered dealers when we provide services to financial institutions and car buyers. At the same time, we help dealers increase their sales and source additional car buyers for them. We also facilitate B2B transactions for our registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. We launched dealer SaaS solutions in May 2018, which allow dealers to conveniently source cars, manage inventory and engage potential car buyers. Such full-process services significantly strengthen our relationships with dealers, which in turn enhance the value of our platform to financial institutions and car buyers.

As of December 31, 2019, our dealer network was comprised of 49,238 registered dealers. As of the same date, our extensive dealer network covered 347 cities and all province-level administrative regions in China. As of December 31, 2019, 37,733 of our dealers were new car dealers.

We manage our dealer network through a dedicated in-house sales team of 2,305 employees as of December 31, 2019. Our sales team is supervised by 21 regional offices, which are in turn supervised by our headquarters. Responsibilities of our sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. Responsibilities of regional offices include management of regional dealer networks, management of our sales team and organizing regional marketing campaigns. Responsibilities of our headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. We have implemented an incentive scheme for members of our sales team based on their performance, and we monitor performance data on a real-time basis through our electronic sales management system.

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

	As of / in the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018				2019
Registered dealers at end of period	37,667	40,282	44,279	46,565	47,879	48,367	49,396	49,238

Active dealers (%)	41.7	38.0	38.8	39.2	36.6	35.5	35.1	43.0

As of December 31, 2019, there were 49,238 dealers in our dealer network, and the number of active dealers in the fourth quarter of 2019 represented 43.0% of the total numbers of dealers as of December 31, 2019.

The following table sets forth a breakdown of the number of registered dealers in our dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2017		2018		2019
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	9,875	28.5	12,684	27.2	13,536	27.5
Lower-tier cities	24,759	71.5	33,881	72.8	35,702	72.5

Total	34,634	100.0	46,565	100.0	49,238	100.0

We collaborate with two types of dealers, namely 4S dealers and non-4S dealers. Each 4S dealer sells products exclusively from one OEM and adopts store designs specified by such OEM. 4S dealers cover a comprehensive set of functions, including auto sales, spare parts, after-sale services and customer surveys. In contrast, non-4S dealers only cover auto sales and after-sales services, but not spare parts or customer surveys. A non-4S dealer does not have an exclusivity arrangement with any individual OEM and tends to sell cars from multiple OEMs. A non-4S dealer may sell new cars, used cars or both. Non-4S dealers tend to have smaller scale of operations and lack connections with OEMs and financial institutions. As such, non-4S dealers tend to lack stable sources to purchase cars by themselves or find financing solutions for car buyers, and we are well positioned to create significant value for such dealers.

The following table sets forth a breakdown of the number of registered dealers by type, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2017		2018		2019
	Number	%	Number	%	Number	%
4S dealers	7,314	21.1	8,342	17.9	9,231	18.7
Non-4S dealers	27,320	78.9	38,223	82.1	40,007	81.3

Total	34,634	100.0	46,565	100.0	49,238	100.0

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

	As of December 31,
	2017		2018		2019
	Number	%	Number	%	Number	%
Self-operated sales model	20,298	58.6	41,411	88.9	46,586	94.6
Dealer financial manager model	4,286	12.4	1,055	2.3	879	1.8
Sales agent model	10,050	29.0	4,099	8.8	1,773	3.6

Total	34,634	100.0	46,565	100.0	49,238	100.0

The following table sets forth the breakdown of the total amount of financing transactions we facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions we facilitated, for the periods presented.

	For the year ending December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Self-operated sales model	13,629,056	51.3	18,333,271	84.4	26,030,152	3,738,997	92.8
Dealer financial manager model	6,281,775	23.6	1,916,017	8.8	1,555,218	223,393	5.5
Sales agent model	6,670,588	25.1	1,470,106	6.8	468,923	67,357	1.7

Total	26,581,419	100.0	21,719,395	100.0	28,054,293	4,029,747	100.0

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

Third-party financial institutions fund a major portion of financing transactions that we facilitate to car buyers, and we also facilitate financing leases funded by Shanghai Chejia. We collaborate with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership model, respectively. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2019, we were in collaboration with 13 third-party financial institutions.

The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	For the year ending December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	19,564,936	73.6	10,832,748	49.8	20,851,684	2,995,157	74.4
Co-partnership model	6,767,522	25.5	9,104,663	42.0	5,118,212	735,185	18.2

Total financing transactions funded by third-party financial institutions	26,332,458	99.1	19,937,411	91.8	25,969,896	3,730,342	92.6
Financing transactions funded by Shanghai Chejia	248,960	0.9	1,781,983	8.2	2,084,397	299,405	7.4

Total	26,581,419	100.0	21,719,395	100.0	28,054,293	4,029,747	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	For the year ending December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	21,453,997	74.9	20,733,146	60.5	26,734,880	3,840,225	66.8
Co-partnership model	6,425,235	22.4	11,540,508	33.7	10,533,733	1,513,076	26.3

Total outstanding principal of financing transactions funded by third-party financial institutions	27,879,232	97.3	32,273,655	94.2	37,268,613	5,353,301	93.1
Outstanding principal of financing transactions funded by Shanghai Chejia	786,214	2.7	1,982,722	5.8	2,763,137	396,900	6.9

Total	28,665,446	100.0	34,256,376	100.0	40,031,750	5,750,201	100.0

Direct Partnership Model

Under the direct partnership model, we cooperate with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which we would in turn facilitate. Recognizing the strategic value of its commitment, we connect our IT system directly with the financial institution, which allows us to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. We currently maintain such arrangements with six financial institutions, such as Jincheng Bank, Jiangnan Rural Commercial Bank, Bank of Shanghai and ICBC.

For financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under the direct partnership model, which account for a major portion of the financing transactions facilitated under this model, we are not obligated to bear credit risk. As of December 31, 2019, the total outstanding balance of financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under this arrangement was RMB20.4 billion, representing 51.0% of the total outstanding balance of financing transactions we facilitated. The total outstanding balance of financing transactions for which we bear credit risk under the direct partnership model was 15.8% of the total outstanding balance of financing transactions we facilitated as of December 31, 2019.

Pursuant to our service agreement with Jincheng Bank relating to credit origination, credit assessment and credit servicing, we receive service fees based on a percentage of the principal amount of the relevant financing transaction. The agreement’s term expired in December 2019 and has been renewed for another year. The agreement may be terminated by either party in the event of counterparty’s breach of contract. We have also entered into a cooperation agreement with Jincheng Bank relating to delinquent asset management. We receive service fees as provided in the agreement. The agreement’s term expired in December 2019 and has been renewed for another year. The agreement may be terminated by either party without cause by 90 days’ written notice or for cause, such as breach of contract.

Co-partnership Model

We started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Such arrangements allow us to expand the number of financial institutions we collaborate with in a highly efficient manner. As of December 31, 2019, we were in collaboration with seven financial institutions under the co-partnership model.

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

Financing Leases

Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. In 2018 and 2019, the amount of financing leases funded by Shanghai Chejia was RMB1,782.0 million and RMB2,084.4 million (US$299.4 million), respectively. As of December 31, 2018 and 2019, the outstanding principal of financing leases funded by Shanghai Chejia was RMB1,982.7 million and RMB2,763.1 million (US$396.9 million), respectively.

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

As of December 31, 2019, our platform had served 1,383,833 car buyers cumulatively since inception, and a majority of such car buyers were from lower-tier cities. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities.

We acquire car buyers primarily through our registered dealers. In addition, we collaborate with online automobile advertising platform in gathering leads. In 2018 and 2019, we facilitated a total of 356,576 and 390,140 of financing transactions, respectively, of which over 99% came from applicants we engaged through our registered dealers, respectively, with the remainder coming from applicants we engaged online through platforms we collaborate with.

In each of 2018 and 2019, approximately 77% and 74% of car buyers who utilized our automotive financing solutions were married, and approximately 78% and 74% of car buyers who utilized our automotive financing solutions were aged between 20 and 40. In 2018 and 2019, approximately 83% and 79% of car buyers who utilized our automotive financing solutions were male, respectively.

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

Other Platform Partners

•

Insurance Brokers and Companies: We are able to provide access to a large number of car buyers for insurance brokers and companies, making us a natural and highly efficient partner for them to promote their insurance products. As of December 31, 2019, we were in collaboration with 13 insurance brokers and companies, including our strategic investor, Taikang Life Insurance. The insurance products currently offered through our platform are related to personal accident insurance, anti-theft assurance packages and automotive insurances. We plan to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•

Online Automotive Advertising Platforms: We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center, which is staffed with 22 dedicated sales representatives as of December 31, 2019. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. We fund financing transactions to car buyers engaged online through Shanghai Chejia. We view online automotive advertising platforms as alternative channels to engage car buyers, and we plan to continually explore new opportunities to collaborate with these and other platforms.

•

OEMs: Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. As of December 31, 2019, 41 OEMs participated in our platform by subsidizing low-interest financing transactions that we facilitate. Our platform creates significant value for OEMs, as we help them extend their sales channels through our vast dealer network, and our automotive financing solutions make their cars more affordable to prospective car buyers. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy.

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

We also facilitate financing leases, which are mainly structured using sale-and-leaseback method. We apply the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Chejia takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor which the lessor then leases back to the relevant car buyer in return for monthly lease payments. The typical process of a financing lease using the sale-and-leaseback method includes the following components:

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

Credit Assessment Model

Credit assessment forms the foundation of our risk management efforts. We take a prudent approach to credit assessment, relying on our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. We continuously refine our credit assessment model, and we have experienced low overdue ratios for the financing transactions facilitated through our platform. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.37% and 0.40% as of December 31, 2018 and 2019, respectively.

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

With our credit assessment model, we automatically approved approximately 36.9% of applications, and we automatically rejected approximately 10.5% of applications in 2019. Our credit assessment team, which was comprised of more than 40 experienced reviewers as of December 31, 2019, manually evaluates the rest of the applications. Leveraging their industry experience and insights into borrower behavior, our credit assessment team provides the second line of defense against credit and fraud risk. The additional factors considered in the manual review process include, among others, (i) whether the purchase price for a car is reasonable in light of the prospective car buyer’s background, (ii) the prospective car buyer’s ability to repay and (iii) whether the information provided by the prospective car buyer is consistent with the information collected from third-party sources. Our credit assessment team then makes an assessment based on these additional factors. Without compromise to our risk management, we plan to enhance the level of automation in the credit assessment process, which would enable us to both deliver superior user experience and scale up our business more rapidly.

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

Financing Terms

Financing transactions we facilitate are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Chejia:

•

Down payments. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2017, 2018 and 2019.

•

Principal. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB45,000 to RMB74,625 in 2017, RMB43,400 to RMB75,053 in 2018 and RMB49,800 (US$7,153) to RMB90,090 (US$12,941) in 2019.

•

Interest rate. Annual interest rate varies among different funding arrangements. Annual interest ranged from 10.99% to 11.99% in 2017. Annual interest on most of the financing transactions facilitated in 2018 ranged from 10.88% to 11.99%. Annual interest on most of the financing transactions facilitated in 2019 ranged from 8.98% to 11.99%. Besides interest, financial institutions do not charge car buyers additional fees.

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

(3)

In-person visits. If the delinquency continues for more than 15 days, we may conduct in-person visits when we determine such measures are warranted. Around 50 members of our delinquent asset management team are responsible for this task. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral. If we identify any significant risk with respect to the collateral, we will commence our repossession efforts immediately. For example, a visit may reveal that the car buyer has already given the car to another person.

(4)

Repossession. If the delinquency continues for more than 45 days or if we identify a significant risk to our ability to recover the collateral, we then seek to repossess the car by collaborating with third-party repossession agents. For the financing transactions funded by financial institutions, we obtain their authorizations before commencing our repossession efforts. We enter into cooperation agreements with the repossession agents, which are obligated to perform their duties in compliance with the applicable laws and regulations. We have developed a mobile application that provides real-time updates of the full repossession process, which significantly improve repossession efficiency. If the telematics device were removed, the repossession agent could rely on other information related to the car buyer, including the address specified in the credit application, to locate the car. Since the fourth quarter of 2019, we had suspended this business due to regulatory requirements.

(5)

Disposal. After a car is repossessed, we store it in a warehouse to prevent its value from further deteriorating. To cover our nationwide operations, we leased 19 warehouses across China as of December 31, 2019, 17 of which were tended to by our own employees. We conduct on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. While the car is stored in the warehouse, we contact the car buyer again and try to convince the car buyer to buy back the car by paying off the outstanding amount along with an added repossession fee. If the car buyer is unable to make the payment, we will then sell the car.

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

Our Technology System

Our technology system, which supports all key operations of our platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Our technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. We have collected approximately 49 terabytes of data through telematics devices as of December 31, 2019, and we typically receive over 32,000 data points every second. Built on modular architecture, our system can easily expand to enable new business functions, connect new platform participants, as well as collect information from and interact with these new participants. Supported by our technology system, we received 100% of our credit applications electronically in 2019. Such credit applications may be uploaded through our WeChat platform, our proprietary mobile applications or in-store terminals. Our technology system also allowed us to achieve high operational efficiency.

Technology is embedded into each of our business lines’ operational processes, including:

•

Integration with financial institutions. Our IT system is highly integrated with those of financial institutions with which we directly collaborate. It typically takes us two months to establish an integrated connection with a financial institution’s core banking system. The system integration enables us to transmit applicant data and our credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly credit repayment data to us, in each case on a real time basis. Powered by this system, it only takes less than two hours on average from submission of credit application to provision of credit decision. In some instances, credit decisions can be provided in less than half an hour. With the help of repayment data provided by financial institutions, we are also able to commence collection efforts in a timely manner.

•	Mobile applications. We have developed various mobile applications for our platform participants, as set forth in the table below:

Mobile Application	User Type	Main Functions
Cango Car Loan	Car buyers	Car buyers can select cars available on our dealer network as well as submit credit applications to purchase these cars with financing leases offered by Shanghai Chejia.

Car Owner eGeneration	Car buyers	We provide information relating to insurance products and financing solutions we facilitate. We also provide customer support, traffic infraction inquiries, vehicle valuation and other services through this mobile application.

Mobile Application	User Type	Main Functions
Cango Financial Services	Our sales team, dealer financial managers and sales agents	Users of the mobile application are able to receive real time updates for automotive financing solutions on our platform. They can also verify prospective car buyers’ identities using facial recognition function, submit credit applications, receive credit decisions and arrange for electronic signing of financing transaction documents through this mobile application.

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

•

Dealer SaaS Solutions. In May 2018, we launched dealer SaaS solutions as a comprehensive tool kit to address dealers’ pain points. Our SaaS solutions allow dealers to conveniently (i) manage inventory on their enterprise resource planning systems and (ii) engage potential car buyers through embedded mini-programs on the WeChat social network platform.

•

Telematics. Every car purchased through our platform comes with a telematics device. Our technology system is integrated with these telematics devices, which enable us to not only locate the collaterals but also collect a massive volume of car location data. We believe this data enable us to enhance our services offered and empower us to explore new business opportunities, such as offering usage-based insurance. We have collected approximately 49 terabytes of data through telematics devices as of December 31, 2019, and we typically receive over 32,000 data points every second.

Additionally, we have focused on developing infrastructure technologies in three major areas to support the overall business functions, including cloud computing, distributed architecture and big data analysis.

Cloud computing: Our technology system is deployed and our data is maintained through a customized cloud computing system. We have established a hyper-converged infrastructure that is supported by 139 high-performance physical servers and 459 high-performance virtual servers as of December 31, 2019. We utilize the hyper-converged infrastructure for all service interfaces and core applications in our technology system. Cloud computing enables us to maintain flexibility in allocating our IT resources with improved manageability and lower labor cost. Thus, we can more rapidly adjust resources to meet the significant growth of our business.

Distributed architecture: We establish micro-service interfaces using a distributed architecture, which is supported by virtualization technology. Our distributed architecture enables us to expand our technology system rapidly and achieve high concurrence capabilities. As of December 31, 2019, we had over 48,000 data points per second parallel processing capability. Built with flexibility to connect with both internal and external systems, our micro-service interfaces allow us to effectively integrate our IT system with those of financial institutions. We plan to gradually apply distributed architecture to our entire technology system in order to support the development of new services and business relationships.

Big data analytics: We collect a massive volume of data from car buyers through the credit application process as well as telematics devices. We also collect data from third party sources with car buyers’ consents. As of December 31, 2019, we had a database over 27 terabytes of automotive financing application data covering 2,066,791 applicants with at least 200 variables for each of them. We continuously enhance our level of automation through big data analysis and machine learning. Leveraging our massive database, we aim to expand the application of big data analysis in the key aspects of our operations, such as sales, credit assessment and delinquent asset management, while staying within the scope of car buyers’ consents.

Our research and development department comprised 110 employees as of December 31, 2019, including core team members with extensive experience with leading Internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered five trademarks in the PRC, including “CANGO Management 灿谷管理”. We are the registered holder of 28 domain names in the PRC, including cangoonline.com and autohomefinance.com. We have 22 registered software copyrights relating to our mobile applications.

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

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the CBIRC.

The Contract Law of the PRC, or the PRC Contract Law, promulgated by the National People’s Congress effective from October 1, 1999 regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 14 of the PRC Contract Law sets forth mandatory rules about financing lease contracts including that financing lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease. The PRC Contract Law further provides that the lessor and the lessee may agree on the ownership of the leased property upon expiry of the lease term. If the ownership of the leased property is not or is not clearly agreed between the parties, and is still cannot be determined pursuant to the PRC Contract Law, the leased property shall be owned by the lessor.

Shanghai Chejia, our proprietary financing lease subsidiary, utilizing our own capital to fund financing leases to car buyers, has obtained the approval to operate financing lease business as issued by the MOFCOM.

Regulation Related to Intermediation

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

Regulation Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, according to the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of the Law in Handling Criminal Cases Involving Crimes of Illegally Using the Information Network or Providing Aid for Criminal Activities regarding Information Network issued on October 21, 2019 and taking effect on November 1, 2019, a violator refusing to perform the obligation of safety management for the information network, causing the disclosure of user information, and falling under one of the following circumstances shall be deemed “causing serious consequences” as prescribed under the PRC Criminal Law: (i) causing the disclosure of not less than 500 pieces of location information, communication content, credit information, and property information; (ii) causing the disclosure of not less than 5,000 pieces of accommodation information, communication records, health and physiological information, transaction information and other user information that may affect personal or property safety; (iii) causing the disclosure of not less than 50,000 pieces of user information other than the information set forth in items (i) and (ii); (iv) causing the disclosure of user information which quantity does not meet the standards set forth in items (i), (ii) and (iii), but meets the relevant quantity standards after conversion at the corresponding proportion in aggregate; (v) causing deaths, serious injuries, mental disorders or kidnapping of others, or other serious consequences; (vi) causing material economic losses; (vii) seriously disturbing the social order; or (viii) causing other serious consequences.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services it provides and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

Regulation Related to VATS License

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, or “VATS”. VATS are defined as telecommunications and information services provided through public networks, and are further divided into Class I VATS and Class II VATS. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. The Telecom Catalogue was most recently updated in June 2019, categorizing online data and transaction processing, information services, among others, as Class II VATS.

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

Regulation Related to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2019 version), or the 2019 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, both were promulgated by the National Development and Reform Commission and the MOFCOM and took effect on July 30, 2019. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Foreign Investment Restriction on VATS

According to the 2019 Negative List and other related laws and regulations, industries such as VATS (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones.

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

In July 2006, the predecessor of the MIIT, issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

In light of the above restrictions and requirements, we plan to conduct the value-added telecommunications businesses through our consolidated VIE in the future.

Regulation Related to Financing Guarantee Companies

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies on August 2, 2017, and on April 2, 2018, the CBIRC, together with several other governmental authorities, jointly adopted four supporting rules of the Administration of Financing Guarantee Companies: (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules. In addition, the CBIRC, together with several other governmental authorities, jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies on October 9, 2019.

According to the above rules on financing guarantee companies, or the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, including, among other things, the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing. “Financing guarantees companies” refer to companies legally established and operating financing guarantee business. According to such rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

In connection with our automotive financing facilitation business, we provide credit assessment service to financial institutions to assist them in making ultimate credit decisions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. It is uncertain whether such practices of us would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions, which has caused certain risks to our business, financial condition, results of operations and prospects. See “—Risks Relating to Our Industry and Business—The laws and regulations governing the automotive and mobility industries or other industries related to our business in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” and “—Risks Relating to Our Industry and Business—Shanghai Cango may be deemed to operate financing guarantee business by the PRC regulatory authorities”.

Regulation Related to Insurance Brokerage Business

According to the Administrative Measures for Insurance Licenses promulgated by China Insurance Regulatory Commission, currently known as the CBIRC, in June 2007 and the PRC Insurance Law promulgated by the SCNPC in June 1995 and most recently amended in April 2015, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance brokerage company shall obtain a license of insurance brokerage business operation before it engages in insurance brokerage business.

In accordance with the Regulatory Provisions on Insurance Brokerages, which was promulgated by the CBIRC on February 1, 2018 and took effect on May 1, 2018, or the Insurance Brokerages Provisions, an insurance brokerage company, in order to operate the insurance brokerage business, shall satisfy the relevant statutory requirements with respect to its shareholders, registered capital, business scope, articles of associations, company name, senior management personnel, governance structure, internal control system, feasible business mode, business premise, etc. If the insurance brokerage practitioners of an insurance brokerage company intend to practice the insurance brokerage business, such insurance brokerage company shall complete the practicing registration for those practitioners in the regulatory information system of the CBIRC for insurance intermediaries including the insurance brokerage companies. The practicing registration for each insurance brokerage practitioner shall only be conducted through one insurance brokerage company. Violations of the Insurance Brokerages Provisions by the insurance brokerage companies may subject them to penalties including without limitation warning, fines, confiscation of illegal gains, rectification, revocation of licenses, and the insurance brokerage companies may be prevented from applying for administrative approval again within a specified time.

Pursuant to the Interim Regulatory Measures for Online Insurance Business promulgated by the CBIRC on July 22, 2015, or the Online Insurance Measures, insurance institutions (including insurance companies and professional insurance intermediaries) operating online insurance business, i.e., concluding insurance contracts and offering insurance service via self-operated or third-party online platform using network and mobile telecommunication technology, shall abide by relevant provisions, and may not damage legitimate rights and interests of insurance consumers or public interests. The self-operated network platforms and third-party online platforms shall satisfy statutory requirements under the Online Insurance Measures and insurance institutions shall not cooperate with third party network platforms failing to meet such requirements. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to administrative penalties.

On April 2, 2019, the CBIRC promulgated the Circular on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly provides three key targets: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Insurance intermediaries, like the insurance brokerage companies, shall strengthen the internal control management, prevent business risks, and focus on the rectification based on the following factors: (i) whether the professional insurance intermediary assists an insurance company in maliciously obtaining insurance proceeds by fabricating agency business, etc.; (ii) whether the professional insurance intermediary sells unapproved non-insurance financial products; (iii) whether the professional insurance intermediary grants benefits other than those stipulated in relevant insurance contracts to policyholders, the issued and beneficiaries; and (iv) whether the professional insurance intermediary has filed registration for sales personnel for practice in accordance with relevant regulations, etc.

Anti-money Laundering Regulation

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

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. In addition, the PBOC, CBIRC and CSRC jointly promulgated the Measures for the Administration of Anti-money Laundering and Countering the Terrorist Financing by Internet Finance Service Providers (for Trial Implementation) on September 29, 2018, or the Anti-money Laundering Measures for the Internet Finance Service Providers, which took effect from January 1, 2019. The Anti-money Laundering Measures for the Internet Finance Service Providers apply to the institutions established in the PRC with the approval of or upon filing with the appropriate authorities and legally engaged in Internet financial services. According to such measures, the specific work scope of combating money laundering and terrorist financing in the Internet finance industry shall be determined, adjusted and published by the PBOC in conjunction with the relevant financial regulatory authorities of the State Council in accordance with laws and regulatory policies, including but not limited to online payment, peer-to-peer lending, information intermediaries of peer-to-peer lending, equity crowdfunding, online sale of funds, online insurance, online trust, and online consumer finance. Internet finance service providers other than financial institutions and non-bank payment institutions shall file the record of their internal control system for anti-money laundering and countering the terrorist financing to the competent governmental authority. Furthermore, Internet finance service providers other than financial institutions and non-bank payment institutions shall complete the performance registration with the online monitoring platform for anti-money laundering and countering the terrorist financing of Internet finance established by the PBOC. Any Internet finance service provider in violation of such provisions will be ordered to rectify within prescribed time limit and be subject to administration penalties by the PBOC, the financial regulatory authority of the State Council and their local counterparts respectively, or even subject to criminal liabilities.

In addition, pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CBIRC on August 10, 2010 and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011 by the CBIRC and became effective on October 1, 2011, the CBIRC shall organize, coordinate and direct anti-money laundering efforts in insurance industry. Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC. According to the foregoing regulations, insurance brokerage companies shall, in the light of the real-name system for policies and in accordance with the working principles that client materials are complete, transaction records are available for inspection and circumstance of funds is regulated, effectively enhance the internal control level of anti-money laundering. They shall establish an internal control system for anti-money laundering and prohibit funds of illegal source from investing into them. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering. Furthermore, they shall meet anti-money laundering criteria specified by the CBIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

Regulation Related to Intellectual Property Rights

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

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT promulgated its Administrative Measures on Internet Domain Names in 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulation Related to Employment

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

According to the Social Insurance Law promulgated by SCNPC, most recently amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the pension insurance, medical insurance, unemployment insurance, maternity insurance and work-related injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019 respectively, an employer is required to make contributions to a housing fund for its employees.

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

Regulation Related to Foreign Exchange

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

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

Regulation Related to Stock Incentive Plans

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

Regulation Related to Dividend Distribution

The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and the Implementing Rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was most recently amended in December 2018, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which were most recently amended in April 2019. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

C.	Organizational Structure

The following diagram illustrates our corporate structure. We acquired Shanghai Chejia through a series of transactions, and the Acquisition was completed at the end of September 2018.

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

(1)

Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P., the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively hold 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Each shareholder of Shanghai Cango is either an affiliate of or identical to a shareholder of Cango Inc. For information as to the principal shareholders of Cango Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)

Includes 26 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.

(3)

Primarily involved in the operation of our automobile trading, including purchasing cars from OEMs to facilitate the sales of such cars to our registered dealers. One subsidiary, Shanghai Quanpin Insurance Brokerage Co., Ltd., wholly owns Fushun Insurance Brokerage Co., Ltd., which operates our insurance brokerage business.

(4)

Includes 29 subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, our consolidate VIE, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is our wholly-owned consolidated subsidiary.

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

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement, Shanghai Cango appoints Can Gu Long as its exclusive services provider to provide Shanghai Cango with comprehensive technical support, consulting services and other services during the term of the exclusive business cooperation agreement. In consideration of the services provided by Can Gu Long, Shanghai Cango shall pay Can Gu Long fees equal to 100% of the consolidated basis net income of Shanghai Cango, which equals the balance of the gross income less the costs of Shanghai Cango acceptable to Can Gu Long and Shanghai Cango. Can Gu Long shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreement. In addition, Shanghai Cango grants to Can Gu Long an irrevocable and exclusive option to purchase from Shanghai Cango, Shanghai Chejia and any other subsidiary controlled by Shanghai Cango, at Can Gu Long’s sole discretion, any or all of the assets and business of Shanghai Cango, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive business cooperation agreement or terminated in writing by Can Gu Long, the exclusive cooperation agreement shall remain effective.

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

Our corporate headquarters is located in Shanghai, China, where we lease approximately 7,328 square meters of office space. We also maintain leased properties of approximately 8,223 square meters of office space in 21 other cities as our regional offices. In addition, we leased approximately 15,900 square meters of 19 warehouses in 19 provinces of China. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

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

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. As of December 31, 2019, our platform connected 49,238 registered dealers, 13 third-party financial institutions and 59 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 1,383,833 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

Our services primarily consist of: (1) automotive financing facilitation (which includes, among other things, finance lease services), (2) automotive transaction facilitation and (3) after-market services facilitation. We generate a major portion of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, a provider of financing leases and our wholly-owned consolidated subsidiary. We have established in-depth collaboration with a number of financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions. We facilitated the financing of 390,140 new and used car purchases with a total amount of financing transactions of RMB28.1 billion (US$4.0 billion) in 2019.

Our revenues increased by 31.9% from RMB1,091.4 million in 2018 to RMB1,440.1 million (US$206.9 million) in 2019. Our net income was RMB404.9 million (US$58.2 million) in 2019 compared to RMB306.9 million in 2018.

Key Factors Affecting Our Results of Operations

Our Solution and Service Offerings and Pricing

We facilitate automotive transactions for various participants in the automotive transaction value chain. Our revenue growth depends on our ability to improve existing solutions and services provided, continue identifying evolving business needs, refine our collaboration model with financial institutions and provide value-added services to platform participants. Our revenue growth also depends on our abilities to effectively price our solutions and services and monetize new business opportunities. We historically derived a major portion of our revenues from automotive financing facilitation services. As such, our financial performance depends in part on our ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. The pricing of automotive financing solutions provided to car buyers are based on our recommendations to financial institutions, the internal strategies of financial institutions and market interest rates. Our ability to price our solutions and services competitively enables us to attract car buyers, dealers and other industry participants and further grow our platform. Furthermore, our product designs affect the type of car buyers that our automotive financing solutions attract, which in turn affects our credit performance.

In 2019, we accelerated the growth of our after-market service facilitation business by actively refining our cross-selling strategy, particularly relating to automotive insurances. We are also in the process of expanding and monetizing automotive transaction facilitation. We have started to take a proprietary inventory position of cars and sell such cars to dealers. Such business initiatives, and our ability to execute them, may affect the growth of our business and profitability. Since our new solution and service offerings may have different pricing strategies and cost structures, expansion of our business and changes to our revenue mix may affect our financial position and profitability.

As a result of the Acquisition, we have started to consolidate the results of operations of Shanghai Chejia and recognize leasing income as part of our revenue since the end of September 2018. The amount of financing transactions funded by Shanghai Chejia increased from RMB1,782.0 million in 2018 to RMB2,084.4 million (US$299.4 million) in 2019.

Car Buyer Engagement and Dealer Network

Our revenue growth has been largely driven by the expansion of our car buyer base and the corresponding increase in the amount of automotive financing solutions facilitated through our platform. We engage car buyers primarily through our network of registered dealers. Our ability to expand our car buyer base depends on the size and quality of our network of registered dealers as well as our ability to expand such network nationwide in China. We plan to further expand our dealer network and strengthen our partnerships with existing dealers. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution. Commissions paid by us are recorded as our cost of revenue. Our costs related to car buyer engagement also consist of personnel costs of our direct sales team, which was comprised of over 2,300 professionals as of December 31, 2019 and is responsible for either directly managing our registered dealers or providing training and supervision to dealer financial managers employed by our registered dealers or sales agents. Our ability to deploy our direct sales team to manage our registered dealer network in a cost-efficient manner will affect our financial performance.

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

Our arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on our financial position and results of operations for such period. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, any increase in overdue ratio experienced by such financial institutions with respect to financing transactions facilitated through our platform may affect its willingness to participate on our platform. Under our arrangements with certain financial institutions, including the financial institutions with which we cooperate under the co-partnership model, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. The proportion of financing transactions under such arrangement may increase in the future. As a result of the Acquisition, we record financing lease receivables in relation to financing leases funded by Shanghai Chejia on our consolidated balance sheet. As such, we bear credit risk as to such financing leases. We may expand the amount of financing leases provided by Shanghai Chejia, which will increase our exposure to credit risk.

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

Transaction Volume Metrics

We regularly review a number of transaction volume metrics, including the following metrics, to monitor our transaction volume, identify trends, formulate financial projections and make strategic decisions. We believe that these transaction volume metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
Number of financing transactions facilitated	434,881	356,576	390,140

The table below sets forth a breakdown for the amount of transactions we facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Outstanding principal of financing transactions facilitated	28,665,446	34,256,376	40,031,750	5,750,201
Amount of financing transactions facilitated	26,581,419	21,719,395	28,054,293	4,029,747

We define “financing transactions” as loans and financing leases. Financing transactions we facilitate include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions we facilitated in a specified period;

Credit Performance Metrics

As of December 31, 2019, the total outstanding balance of financing transactions for which we are not obligated to bear credit risk was RMB20.4 billion (US$2.9 billion), representing 51.0% of the total outstanding balance of financing transactions we facilitated. The remainder was funded by either (i) financial institutions from which we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, our wholly-owned consolidated subsidiary.

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. Amounts which are 180 calendar days or more past due are deducted from exposure at risk, as such amounts are typically charged off by third-party financial institutions. However, the relevant financial institutions may follow charge-off policies that differ from such practice. We believe that these credit performance metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding as of the specified dates.

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2017				2018				2019
	(%)
M1+ overdue ratio	0.69	0.61	0.61	0.86	1.09	0.92	0.83	0.74	0.77	0.72	0.85	0.85
M3+ overdue ratio	0.28	0.27	0.24	0.34	0.46	0.46	0.36	0.37	0.37	0.30	0.33	0.40

M1+ overdue ratio increased from 0.74% as of December 31, 2018 to 0.85% as of December 31, 2019, and M3+ overdue ratio increased from 0.37% as of December 31, 2018 to 0.40% as of December 31, 2019, which is consistent with the development in China’s consumer credit market in 2019, as macro-economic conditions adversely affected borrowers’ ability to repay.

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

	As of / in the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	149,788	129,935	173,210	24,880
Fair value of risk assurance liabilities upon the inception of new loans	93,633	121,329	166,911	23,975
Performed risk assurance liabilities	(74,619)	(77,700)	(114,427)	(16,436)
Net loss/(gain) on risk assurance liabilities	(38,867)	(354)	34,258	4,921

Balance at the closing of the period	129,935	173,210	259,952	37,340

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

When we perform our risk assurance obligation upon a car buyer’s default, we record a corresponding deduction to risk assurance liabilities. Prior to the launch of co-partnership model, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We also performed our risk assurance obligation through purchasing financing receivables. Since the third quarter of 2017, we have recorded additional financing receivables as we purchase such financing receivables upon certain specified events of car buyers’ defaults. Upon repossession of a car, we derecognize the financing receivable and record the repossessed car at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet.

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

Components of Results of Operations

Revenues

Our revenues consist of loan facilitation income and other related income, leasing income, after-market services income and others. We generate loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers. Our leasing income relates to financing lease payments from car buyers to Shanghai Chejia. Our after-market services income relates to our anti-theft assurance services, facilitation of the sale of insurance policies and delinquent asset management services. Our other revenue relates to our automotive transaction facilitation services.

The following table sets forth components of our revenues, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Loan facilitation income and other related income	1,019,081	96.9	916,280	84.0	913,837	131,264	63.5
Leasing income	—	—	59,093	5.4	300,078	43,104	20.8
After-market services income	26,102	2.5	100,053	9.2	205,998	29,590	14.3
Others	7,021	0.6	15,987	1.5	20,156	2,895	1.4

Total	1,052,204	100.0	1,091,414	100.0	1,440,069	206,853	100.0

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for credit losses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	386,054	36.7	430,059	39.4	539,267	77,461	37.4
Sales and marketing	114,145	10.8	167,244	15.3	192,811	27,696	13.4
General and administrative	101,277	9.6	151,076	13.8	236,551	33,978	16.4
Research and development	19,419	1.8	46,709	4.3	57,406	8,246	4.0
Net loss/(gain) on risk assurance liabilities	(38,867)	(3.7)	(354)	(0.0)	34,258	4,921	2.4
Provision for credit losses	156	0.0	19,960	1.8	56,479	8,113	3.9

Total	582,184	55.2	814,695	74.6	1,116,772	160,414	77.5

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Commission to car dealerships	178,155	16.9	203,846	18.7	158,101	22,710	11.0
Staff cost	51,609	4.9	59,631	5.5	72,999	10,486	5.1
Staff incentive	64,821	6.2	71,539	6.6	98,173	14,102	6.8
Leasing interest	—	—	21,223	1.9	116,966	16,801	8.1
Others	91,469	8.7	73,820	6.8	93,029	13,363	6.5

Total	386,054	36.7	430,059	39.4	539,267	77,461	37.4

Commission paid to car dealerships decreased from RMB203.8 million in 2018 to RMB158.1 million (US$22.7 million) in 2019, and it as a percentage of our revenues decreased from 18.7% to 11.0% during the same period. The decrease was primarily due to the lower average amount of commission paid to dealers in each financing transaction as dealers charged borrowers directly in certain financing transactions where the interest rates or service fee rates were relatively lower. Commission paid to car dealerships increased from RMB178.2 million in 2017 to RMB203.8 million in 2018 in connection with the increase in amount of financing transactions we facilitated. Commission paid to car dealerships as a percentage of our revenues increased from 16.9% to 18.7% during the same period. The increase was primarily due to higher average amount of commission paid to dealers in each financing transaction.

Staff cost consists of compensation for employees responsible for risk management and delinquent asset management. Staff cost increased from RMB59.6 million in 2018 to RMB73.0 million (US$10.5 million) in 2019, which was in line with the increase in the number of our employees. Staff cost as a percentage of our revenues decreased from 5.5% to 5.1% during the same period. The decrease was primarily due to economies of scale. Staff cost increased from RMB51.6 million in 2017 to RMB59.6 million in 2018. Staff cost as a percentage of our revenues increased from 4.9% to 5.5% during the same period. The increase was primarily due to an expansion of our employees responsible for risk management and delinquent asset management and an increase in the average amount of compensation for such employees.

Staff incentive consists of incentive fee to our sales staff. Staff incentive increased from RMB71.5 million in 2018 to RMB98.2 million (US$14.1 million) in 2019, and it as a percentage of our revenue increased from 6.6% to 6.8% in the same period due to increases in both (i) transaction volume and (ii) average incentive. Staff incentive increased from RMB64.8 million in 2017 to RMB71.5 million in 2018, and staff incentive as a percentage of our revenue increased from 6.2% to 6.6% in the same period. Such increases were primarily due to an increase in average incentive.

Leasing interest changed from RMB21.2 million in 2018 to RMB117.0 million (US$16.8 million) in 2019, primarily due to an increase in the amount of finance leases funded by Shanghai Chejia in 2019. Leasing interest changed from nil in 2017 to RMB21.2 million in 2018 primarily because we completed the acquisition of Shanghai Chejia, which facilitates financing leases, at the end of September 2018. Leasing interest as a percentage of our revenues changed from nil to 1.9% during the same period.

Other costs are primarily comprised of cost for telematics devices, cost for collection, outsourcing fees for third-party repossession agents as well as other ordinary course expenses. Other costs increased from RMB73.8 million in 2018 to RMB93.0 million (US$13.4 million) in 2019. Other costs as a percentage of our revenues decreased from 6.8% to 6.5% during the same period, primarily due to economies of scale. Other costs decreased from RMB91.5 million in 2017 to RMB73.8 million in 2018, and other costs as a percentage of our revenues decreased from 8.7% to 6.8% during the same period. Such decreases were primarily due to a decrease in transaction volume in 2018.

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

Provision for Credit Losses

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we have started to record finance lease receivables relating to the financing leases funded by Shanghai Chejia on our balance sheet since the completion of the Acquisition at the end of September 2018. The allowance for financing receivables is calculated using the probability of default and loss given default model based on pools of financing receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. We recognize any increase in allowance for financing receivables as provision for credit losses for the relevant period.

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

Revenue Recognition

Our revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) finance lease services, 3) after-market services facilitation services, and 4) other income.

On January 1, 2019, we adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting under ASC 605, Revenue recognition. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). We determine revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Loan facilitation services and post-origination administrative services (“PAS”)

We entered into non-risk assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass our credit assessment are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and we will earn a loan facilitation fee from the financial institution and borrowers. We will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. In addition, for certain arrangements, we provide risk assurance on the principal and accrued interest repayments of the defaulted loans to various financial institutions. We determined that we are not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, we do not record loan receivables and payable arising from the loans between borrowers and financial institutions on our consolidated balance sheet.

We determine our customers to be both the financial institutions and borrowers. We consider the loan facilitation service, PAS and risk assurance services as separate services, of which the risk assurance service and the PAS is accounted for in accordance ASC 460, Guarantees (“ASC 460”).

The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

We first allocate the transaction price to the risk assurance liabilities at fair value in accordance with ASC 460. The remaining transaction price is then allocated to the loan facilitation services and PAS on a relative standalone selling price basis. We do not have observable price for the loan facilitation services and PAS because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. We estimate the standalone selling price of the loan facilitation and PAS using the expected cost plus a margin approach.

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2017, 2018 and 2019 is RMB38,381,151, RMB93,873,096 and RMB86,251,498 (US$12,389,252), respectively.

The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive income.

Finance lease services

We provide automobile finance lease services to individual borrowers. Financing lease income is recognized using the effective interest method. Initial direct cost received and direct origination costs are generally deferred and amortized over the term of the related finance lease receivables using the effective interest method and are removed from the consolidated balance sheets when the related finance lease receivables are sold, charged off or paid in full.

After-market services income

We provide after-market services to car buyers which mainly include insurance facilitation service and car recovery and disposal services.

After-market insurance facilitation service mainly involve facilitating personal accident insurance, automobile insurance and offering anti-theft package services. We first allocate the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market insurance facilitation service. After-market insurance facilitation service income is recognized at the point of time facilitation services are performed

After-market car recovery and disposal services income mainly include delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when we deliver the relevant service.

Revenue recognition under ASC 605

Before January 1, 2019, we consider the loan facilitation services and the PAS as a multiple element revenue arrangement under ASC 605, and the financial institutions as the sole customer in the arrangement. We first allocate the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability if we provide a risk assurance obligation to the financial institution in the arrangement. The remaining consideration is then allocated to the loan facilitation services and PAS. We do not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and PAS because we do not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, we use our best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation. Nevertheless, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. The loan facilitation services and PAS are recorded as revenue in the consolidated statements of comprehensive income.

For loan facilitation services, PAS and delinquent asset management fees, we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with ASC 605. As collectability is uncertain in relation to the remaining loan facilitation services income due to the potential default by borrowers such that they are not considered to be fixed or determinable, the remaining loan facilitation service income is recorded on a cash basis.

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

Derivative Instruments

We entered into cross-currency interest rate swap contracts that allow us to buy US Dollars at a pre-determined exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was nil and RMB311.6 million (US$44.8 million) as of December 31, 2018 and 2019, respectively. We did not have any derivative instruments as of December 31, 2018.

We account for the cross-currency interest rate swap contract in accordance with ASC 815, Derivatives and hedging. The cross-currency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the condensed consolidated balance sheets. We estimate the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cash flow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other expense in the condensed consolidated statement of comprehensive income for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2018 and 2019, the unrealized losses recognized in the comprehensive income related to the cross-currency interest rate swap contract were nil and RMB3.3 million (US$0.5 million), respectively.

The cross-currency interest rate swap contract may expose us to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. We mitigate this credit risk by transacting with major financial institutions with high credit ratings.

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

We apply the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2017, 2018 and 2019, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Allowance for finance lease receivables

The allowance for finance lease receivables is calculated using the probability of default (“PD”) and loss given default (“LGD”) model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model takes into consideration factors of historical delinquency migration to loss and loss given default. We adjust the allowance that is determined by the PD and LGD model for various qualitative factors, including gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we have determined the balance is uncollectable. In general, we consider finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; and (iv) the collateral are physically repossessed.

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

In May 2018, we granted 5,569,105 options to purchase ordinary shares to certain eligible employees. In February 2019, we granted another 5,569,105 options.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. Assumptions are summarized in the following table:

	As of
	May 25, 2018	February 15, 2019
Risk-free interest rate (%)	2.93	2.66
Volatility (%)	38.70	38.70
Expected exercise multiple	2.80	2.30
Dividend yield	Nil	Nil
Expected life (in years)	10.00	10.00
Exercise price (US$)	1.7951	1.7951
Fair value of ordinary shares (RMB)	37.82	26.80

We recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were nil, RMB33.4 million and RMB82.3 million (US$11.8 million) for 2017, 2018 and 2019, respectively.

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

The following table sets forth the fair value of options and ordinary shares estimated at the date of options grant indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price		Fair Value of Option	Fair Value of Ordinary Shares	Discount for Lack of Marketability	Discount Rate	Type of Valuations
May 25, 2018	5,569,105	US$	1.7951	RMB38	RMB37.82	35%	23% to 25%	Retrospective

We recognized RMB82.3 million (US$11.8 million) of share-based compensation expenses in 2019.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Loan facilitation income and other related income	1,019,081	96.9	916,280	84.0	913,837	131,264	63.5
Leasing income	—	—	59,093	5.4	300,078	43,104	20.8
After-market services income	26,102	2.5	100,053	9.2	205,998	29,590	14.3
Others	7,021	0.6	15,987	1.5	20,156	2,895	1.4

Total revenues	1,052,204	100.0	1,091,414	100.0	1,440,069	206,853	100.0
Operating cost and expenses:
Cost of revenue	386,054	36.7	430,059	39.4	539,267	77,461	37.4
Sales and marketing	114,145	10.8	167,244	15.3	192,811	27,696	13.4
General and administrative	101,277	9.6	151,076	13.8	236,551	33,978	16.4
Research and development	19,419	1.8	46,709	4.3	57,406	8,246	4.0
Net loss/(gain) on risk assurance liabilities	(38,867)	(3.7)	(354)	(0.0)	34,258	4,921	2.4
Provision for credit losses	156	0.0	19,960	1.8	56,479	8,113	3.9

Total operating cost and expenses	582,184	55.2	814,695	74.6	1,116,772	160,414	77.5

Income from operations	470,020	44.7	276,720	25.4	323,296	46,439	22.5

Interest and investment income, net	16,164	1.5	61,465	5.6	96,005	13,790	6.7
Income/(loss) from equity method investments	4,856	0.5	42,685	3.9	(926)	(133)	(0.1)
Interest expense	(12,994)	(1.2)	(19,011)	(1.7)	(13,458)	(1,933)	(0.9)
Foreign exchange (loss)/gain, net	(25,403)	(2.4)	1,447	0.1	5,141	738	0.4
Other income	15,818	1.5	32,701	3.0	82,882	11,905	5.8
Other expenses	(0)	(0.0)	—	—	(5,121)	(736)	(0.4)

Net income before income taxes	468,460	44.5	396,007	36.3	487,819	70,071	33.9
Income tax expenses	(119,403)	(11.3)	(89,083)	(8.2)	(82,960)	(11,917)	(5.8)

Net income	349,057	33.2	306,924	28.1	404,859	58,154	28.1

Less: Net income attributable to the non-controlling interest shareholders	8,048	0.8	4,232	0.4	13,945	2,003	1.0

Net income attributable to Cango Inc.’s ordinary shareholders	341,010	32.4	302,692	27.7	390,914	56,151	27.1

Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018

Revenues. Our revenues increased from RMB1,091.4 million in 2018 to RMB1,440.1 million (US$206.9 million) in 2019, which was primarily due to (i) an increase of RMB241.0 million (US$34.6 million) in leasing income from RMB59.1 million in 2018 to RMB300.1 million (US$43.1 million) in 2019, which was primarily due to an increase in the amount of finance leases funded by Shanghai Chejia in 2019, and (ii) an increase of RMB105.9 million (US$15.2 million) in after-market services income from RMB100.1 million in 2018 to RMB 206.0 million (US$29.6 million) in 2019 primarily because we refined our cross-selling strategy to drive growth. The increase was partially offset by a decrease of RMB2.5 million (US$0.4 million) in loan facilitation income and other related income from RMB916.3 million in 2018 to RMB913.8 million (US$131.3 million) in 2019, as a result of the change in accounting policy from ASC605 to ASC 606, under which we recognized lower loan facilitation income and other related income than that we would have recognized under ASC 605.

Operating cost and expenses. Our total operating cost and expenses increased from RMB814.7 million in 2018 to RMB1,116.8 million (US$160.4 million) in 2019, primarily attributable to the increase in cost of revenue, sales and marketing expenses, general and administrative expenses as well as research and development expenses.

•

Cost of revenue. Our cost of revenue increased from RMB430.1 million in 2018 to RMB539.3 million (US$77.5 million) in 2019 while our cost of revenue as a percentage of our revenues decreased from 39.4% to 37.4% during the same period. The decrease in percentage relative to our revenue was due to the successful implementation of a series of cost control initiatives and our increased leverage as a result of our growing economies of scale.

•

Sales and marketing. Our sales and marketing expenses increased from RMB167.2 million in 2018 to RMB192.8 million (US$27.7 million) in 2019. Our sales and marketing expenses as a percentage of our revenues decreased from 15.3% to 13.4% during the same period. The increase in sales and marketing expenses was in line with the increase in transaction volume. The decrease in percentage relative to our revenue illustrated our commitment to improving our sales and marketing efficiency while continuing to drive revenue growth.

•

General and administrative. Our general and administrative expenses increased from RMB151.1 million in 2018 to RMB236.6 million (US$34.0 million) in 2019. Our general and administrative expenses as a percentage of our revenues increased from 13.8% to 16.4% during the same period. The increase was primarily due to an increase in our share-based compensation expenses.

•

Research and development. Our research and development expenses increased from RMB46.7 million in 2018 to RMB57.4 million (US$8.2 million) in 2019. Our research and development expenses as a percentage of our revenues decreased from 4.3% to 4.0% during the same period. The increase in research and development expenses was primarily due to an increase in average compensation for research and development staff. The decrease in percentage relative to our revenue was due to economies of scale.

•

Net loss/(gain) on risk assurance liabilities. We recorded net loss on risk assurance liabilities of RMB34.3 million (US$4.9 million) in 2019 due to an increase in fair value of risk assurance of liabilities.

•

Provision for credit losses. Our provision for credit losses increased from RMB20.0 million in 2018 to RMB56.5 million (US$8.1 million) in 2019 due to (i) an increase in the financing receivables we purchased from financial institutions as a result of the increase in the amount of financing transactions for which we have risk assurance obligation and (ii) the expansion of finance leases funded by Shanghai Chejia in 2019.

Interest and investment income, net. We recognized interest and investment income, net of RMB61.5 million in 2018 from cash and cash equivalents on our balance sheet. We recognized interest and investment income, net of RMB96.0 million (US$13.8 million) in 2019 from cash management as well as the consolidation of trusts, ABS and ABN that invested in asset-backed securities allocated in 2019.

Income from equity method investments. We recognized a gain from equity method investments of RMB42.7 million in 2018. We recognized a loss from equity method investments of RMB0.9 million (US$0.1 million) in 2019.

Interest expense. We recognized interest expense of RMB19.0 million in 2018. We recognized interest expense of RMB13.5 million (US$1.9 million) in 2019. The interest expense decreased upon the maturity of certain asset-backed securities.

Foreign exchange gain/(loss), net. We recognized foreign exchange gain, net of RMB1.4 million in 2018. We recognized foreign exchange gain, net of RMB5.1 million (US$0.7 million) in 2019, primarily due to appreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income. Our other income increased from RMB32.7 million in 2018 to RMB82.9 million (US$11.9 million) in 2019, primarily due to the gain on our equity investment in Chehejia.

Income tax expenses. Our income tax expenses decreased from RMB89.1 million in 2018 to RMB83.0 million (US$11.9 million) in 2019, primarily due to a decrease in the effective tax rate.

Net income. As a result of the foregoing, our net income increased from RMB306.9 million in 2018 to RMB404.9 million (US$58.2 million) in 2019.

Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

Revenues. Our revenues increased from RMB1,052.2 million in 2017 to RMB1,091.4 million in 2018, which was primarily due to (i) an increase of RMB59.1 million in leasing income from nil in 2017 to RMB59.1 million in 2018 because we completed the acquisition of Shanghai Chejia, which facilitates financing leases, at the end of September 2018, and (ii) an increase of RMB74.0 million in after-market services income from RMB26.1 million in 2017 to RMB100.1 million in 2018. The increase was partially offset by a decrease of RMB102.8 million in loan facilitation income and other related income from RMB1,019.1 million in 2017 to RMB916.3 million in 2018, as a result of a change in our dealer coverage model as well as conditions in the automotive market, as elaborated below.

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

Operating cost and expenses. Our total operating cost and expenses increased from RMB582.2 million in 2017 to RMB814.7 million in 2018, primarily attributable to the increase in cost of revenue, sales and marketing expenses, general and administrative expenses as well as research and development expenses.

•

Cost of revenue. Our cost of revenue increased from RMB386.1 million in 2017 to RMB430.1 million in 2018. Our cost of revenue as a percentage of our revenues increased from 36.7% to 39.4% during the same period. The increase was primarily due to a higher average amount of commissions paid to dealers in each financing transaction we facilitated.

•

Sales and marketing. Our sales and marketing expenses increased from RMB114.1 million in 2017 to RMB167.2 million in 2018. Our sales and marketing expenses as a percentage of our revenues increased from 10.8% to 15.3% during the same period. The increase was primarily due to the expansion of our sales team from 1,691 as of December 31, 2017 to 2,469 as of December 31, 2018 as a result of our effort to expand our dealer network.

•

General and administrative. Our general and administrative expenses increased from RMB101.3 million in 2017 to RMB151.1 million in 2018. Our general and administrative expenses as a percentage of our revenues increased from 9.6% to 13.8% during the same period. The increase was primarily due to an increase in administrative staff headcount and compensation, as well as an increase in our share-based compensation expenses.

•

Research and development. Our research and development expenses increased from RMB19.4 million in 2017 to RMB46.7 million in 2018. Our research and development expenses as a percentage of our revenues increased from 1.8% to 4.3% during the same period. The increase was mostly due to the expansion of our research and development team as well as increases in salaries and benefits expenses.

•

Net loss/(gain) on risk assurance liabilities. We recorded net gain on risk assurance liabilities of RMB0.4 million in 2018 due to improvement in credit quality of financing transactions for which we have risk assurance obligation.

•

Provision for credit losses. Our provision for credit losses increased from RMB0.2 million in 2017 to RMB20.0 million in 2018 due to (i) an increase in the financing receivables we purchased from financial institutions as a result of the increase in the amount of financing transactions for which we have risk assurance obligation and (ii) the acquisition of Shanghai Chejia.

Interest and investment income, net. We recognized interest and investment income, net of RMB16.2 million in 2017 from cash and cash equivalents on our balance sheet. We recognized interest and investment income, net of RMB61.5 million in 2018 from increased cash and equivalents on our balance sheet as a result of increased additional paid-in capital from shareholders.

Income from equity method investments. We recognized a gain from equity method investments of RMB4.9 million in 2017. We recognized a gain from equity method investments of RMB42.7 million in 2018 primarily due to the revaluation gain from our equity method investment in Shanghai Chejia.

Interest expense. We recognized interest expense of RMB13.0 million in 2017. We recognized interest expense of RMB19.0 million in 2018. The increase in interest expense was due to the consolidation of trusts that invest in asset-backed securities.

Foreign exchange gain/(loss), net. We recognized foreign exchange loss, net of RMB25.4 million in 2017. We recognized foreign exchange gain, net of RMB1.4 million in 2018, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income. Our other income increased from RMB15.8 million in 2017 to RMB32.7 million in 2018, primarily due to an increase in the amount of government grants.

Income tax expenses. Our income tax expenses decreased from RMB119.4 million in 2017 to RMB89.1 million in 2018, primarily due to a decrease in taxable income.

Net income. As a result of the foregoing, our net income decreased from RMB349.1 million in 2017 to RMB306.9 million in 2018.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In 2017, 2018 and 2019, net cash provided by operating activities was RMB589.3 million, RMB184.8 million and RMB422.9 million (US$60.7 million), respectively.

As of December 31, 2019, we had cash and cash equivalents of approximately RMB2,002.3 million (US$287.6 million), as compared to cash and cash equivalents of approximately RMB2,912.9 million as of December 31, 2018.

As of December 31, 2019, we had restricted cash of RMB1,844.7 million (US$265.0 million). Restricted cash represents cash deposited with the respective financial institutions, and to a lesser extent, cash held as collateral for short-term borrowings. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from our deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by us after a specified delinquency period. Such restricted cash is not available to fund our general liquidity needs.

As of December 31, 2019, we had short-term debts of RMB1,439.7 million (US$206.8 million) and long-term debts of RMB1,165.1 million (US$167.4 million). Our credit agreements do not contain any material debt covenants.

In February 2019, Shanghai Chejia entered into a credit agreement with Bank of Shanghai Huarui Co., Ltd., which allows us to borrow up to RMB100.0 million (US$14.4 million). The agreement provides for a fixed interest rate of 7% per annum and a term of one year. As of December 31, 2019, the outstanding amount under such credit agreement was RMB100.0 million (US$14.4 million).

In August 2019, Shanghai Chejia entered into a credit agreement with CITIC Bank, which allows us to borrow up to approximately RMB750 million (US$107.7 million) with a term of one year and interest rates to be determined at each drawdown. As of December 31, 2019, the outstanding amount under such credit agreement was approximately RMB500.7 million (US$71.9 million) in aggregate with interest rates ranging from 2.513% to 5.00%.

In January 2019, Shanghai Chejia entered into a credit agreement with Bank of Shanghai Co., Ltd., which allows us to borrow up to RMB250 million (US$35.9 million) with a fixed interest rate of 4.785% and a term of one year. As of December 31, 2019, the outstanding amount under such credit agreement was RMB250 million (US$35.9 million). Under a credit agreement entered into between Shanghai Chejia and Bank of Shanghai Co., Ltd. in July 2018, the outstanding amount was RMB389 million (US$55.9 million) with an interest rate of 6.0%.

In December 2019, Shanghai Chejia entered into two credit agreements with Bank of China, which allows us to borrow up to RMB300.0 million (US$43.1 million) in aggregate with a term from one to three years and interest rates to be determined at each drawdown. As of December 31, 2019, the outstanding amount under such credit agreements was RMB300 million (US$43.1 million) in aggregate with interest rates ranging from 3.48% to 4.75%.

Shanghai Chejia also obtains debt financing from several other institutions. For further information as to our short-term and long-term debts, see Note 10 to our audited financial statements included elsewhere in this annual report.

In May 2019, Shanghai Chejia completed the issuance of RMB189 million (US$27.1 million) aggregate principal amount of asset-backed notes, or ABNs, and such ABNs were listed on China’s Inter-bank Bond Market. In August 2019, Shanghai Chejia completed the issuance of RMB555.88 million (US$79.8 million) aggregate principal amount of asset-backed securities, or ABSs, and such ABSs were listed on the Shanghai Stock Exchange. In November 2019, Shanghai Chejia completed the issuance of RMB665 million (US$95.5 million) aggregate principal amount of ABSs, and such ABSs were listed on the Shenzhen Stock Exchange.

In January 2020, Shanghai Chejia received approval from the Shenzhen Stock Exchange for a shelf offering of up to RMB3 billion of ABSs, under its ABS issuance plan. The underlying assets of the ABSs consist of Shanghai Chejia’s finance lease receivables and other related security interests under Shanghai Chejia’s lease contracts with its lessees. In March 2020, Shanghai Chejia completed the issuance of RMB964 million aggregate principal amount of ABSs, and such ABSs were listed on the Shenzhen Stock Exchange. Third parties purchased RMB750 million senior A tranche ABSs and RMB80 million senior B tranche ABSs, respectively representing 77.8% and 8.3% of the aggregate principal amount of ABSs issued in March 2020. We purchased all RMB134 million subordinated tranche ABSs, representing 13.9% of the aggregate principal amount ABSs issued in March 2020.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	589,303	184,786	422,895	60,745
Net cash used in investing activities	(162,906)	(1,638,647)	(1,198,406)	(172,140)
Net cash provided by financing activities	685,689	4,091,130	730,548	104,937
Cash, cash equivalents and restricted cash at beginning of the year	46,000	1,132,684	3,880,429	557,389
Cash, cash equivalents and restricted cash at end of the year	1,132,684	3,880,429	3,846,983	552,584

Operating Activities

Net cash provided by operating activities was RMB422.9 million (US$60.7 million) in 2019, primarily due to net income of RMB404.9 million (US$58.2 million), adjusted for (i) loss on risk assurance liabilities of RMB34.3 million (US$4.9 million), (ii) provision for credit losses of RMB56.5 million (US$8.1 million), (iii) fair value change of equity investment with no readily determinable fair value under measurement alternative of RMB41.6 million (US$6.0 million), (iv) share-based compensation expense of RMB82.3 million (US$11.8 million), (v) deferred income tax benefit of RMB9.0 million (US$1.3 million) and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of an increase in risk assurance liabilities of RMB52.5 million (US$7.5 million) due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation. Such changes in working capital were partially offset by (i) a decrease in other current and non-current assets of RMB56.8 million (US$8.2 million), which was primarily due to prepayment of such amount, and (ii) an increase in accounts receivable relating to service fees from financial institutions, as under certain arrangements, the payment term was longer.

Net cash provided by operating activities was RMB184.8 million in 2018, primarily due to net income of RMB306.9 million, adjusted for (i) gain on risk assurance liabilities of RMB0.4 million, (ii) provision for credit losses of RMB20.0 million, (iii) gain from equity method investment of RMB42.7 million, (iv) share-based compensation expense of RMB33.4 million, (v) deferred income tax benefit of RMB32.7 million and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of an increase in risk assurance liabilities of RMB43.6 million due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation. Such changes in working capital were partially offset by a decrease in other current and non-current liabilities of RMB168.7 million, which was primarily due to (a) a decrease of RMB59.3 million in payroll payable due to payment of year-end bonus, (b) a decrease of RMB63.1 million in customer advances, (c) a decrease of RMB22.1 million in other tax payables due to payment of such amount.

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

Investing Activities

Net cash used in investing activities was RMB1,198.4 million (US$172.1 million) in 2019, which was primarily attributable to (i) purchase of short-term investments of RMB7,613.4 million (US$1,093.6 million) in wealth management products which are primarily invested in various types of debt securities, (ii) origination of finance lease receivables of RMB2,071.7 million (US$297.6 million) and (iii) purchase of long-term investments of RMB406.3 million (US$58.4 million), including equity investments without readily determinable fair value and available-for-sale debt securities, which was partially offset by (i) proceeds from redemption of short-term investments of RMB7,295.0 million (US$1,047.9 million), and (ii) repayments of finance lease receivables of RMB1,358.8 million (US$195.2 million).

Net cash used in investing activities was RMB1,638.6 million in 2018, which was primarily attributable to (i) purchase of short-term investments of RMB2,821.4 million in wealth management products which are primarily invested in various types of debt securities, (ii) origination of finance lease receivables of RMB2,024.3 million and (iii) loans provided to related parties and third parties of RMB417.7 million, which was partially offset by (i) proceeds from redemption of short-term investments of RMB2,618.9 million, (ii) principal collections and recoveries on finance lease receivables of RMB1,114.5 million and (iii) proceeds from shareholder loans RMB114.0 million relating to repayment of such loans.

Net cash used in investing activities was RMB162.9 million in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB1,419.7 million in wealth management products which are primarily invested in various types of debt securities, (ii) purchase of long-term investments of RMB338.6 million relating to asset-backed securities issued by Jincheng Bank and (iii) payment for acquiring Shanghai Chejia, net of cash acquired of RMB141.5 million relating to equity interest in Shanghai Chejia, which was partially offset by (i) proceeds from redemption of short-term investments of RMB1,463.3 million due to maturity of such investments and (ii) proceeds from sale of long-term investments of RMB332.8 million.

Financing Activities

Net cash provided by financing activities was RMB730.5 million (US$104.9 million) in 2019, which was primarily attributable to proceeds from borrowings of RMB2,695.4 million (US$387.2 million), which was partially offset by repayment of borrowings of RMB1,686.5 million (US$242.2 million) and distribution to shareholders of RMB257.1 million (US$36.9 million).

Net cash provided by financing activities was RMB4,091.1 million in 2018, which was primarily attributable to contribution from shareholders of RMB3,307.3 million, proceeds from our initial public offering of RMB272.1 million and proceeds from borrowings of RMB616.2 million, which was partially offset by repayment of borrowings of RMB73.1 million and distribution to shareholders of RMB27.1 million.

Net cash provided by financing activities was RMB685.7 million in 2017, which was primarily attributable to (i) contribution from shareholders of RMB698.7 million and (ii) proceeds from borrowings of RMB400.3 million, which was partially offset by repayment of borrowings of RMB414.9 million.

Capital Expenditures

We made capital expenditures of RMB9.6 million, RMB14.4 million and RMB43.0 million (US$6.2 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table set forth our indebtedness and contractual obligations as of December 31, 2019:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts – non current	329,251	47,294	17,460	311,791	—	—
Operating lease commitments	37,383	5,370	26,068	11,115	200	—

Total	366,634	52,664	43,528	322,906	200	—

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, December 2018 and December 2019 were increases of 1.6%, 2.1% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses were RMB19.4 million, RMB46.7 million and RMB57.4 million (US$8.2 million) in 2017, 2018 and 2019, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

We have entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions we facilitate. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2019, risk assurance liabilities related to such arrangement were RMB260.0 million (US$37.3 million). As of December 31, 2019, the maximum potential undiscounted future payment we would be required to make was RMB17,806.4 million (US$2,557.7 million).

F.	Tabular Disclosure of Contractual Obligations

The following table set forth our indebtedness and contractual obligations as of December 31, 2019:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts – non-current	329,251	47,294	17,460	311,791	—	—
Operating lease commitments	37,383	5,370	26,068	11,115	200	—

Total	366,634	52,664	43,528	322,906	200	—

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2019.

Name	Age	Position/Title
Xiaojun Zhang	48	Co-founder and chairman
Jiayuan Lin	51	Co-founder, director and chief executive officer
Langlang Zhou	39	Director
Yongyi Zhang	47	Chief financial officer and director
Xiaoyu Liu	37	Director
Zhipeng Song	35	Director
Yun Ye	42	Head of legal division and director
Chi Ming Lee	67	Independent director
Dongsheng Zhou	52	Independent director
Rong Liu	71	Independent director

Xiaojun Zhang is our co-founder and has served as our chairman since 2014. Mr. Zhang has also served as a chairman and general manager of Shanghai Chejia since 2016. Prior to co-founding our company, Mr. Zhang served as a director and general manager of SAIC-GMAC Automotive Finance Co., Ltd. from 2004 to 2013. From 1999 to 2004, Mr. Zhang served as a deputy general manager of Shanghai Automobile Group Finance Company. From 1992 and 1998, Mr. Zhang served as a financial supervisor of People’s Bank of China, Shanghai Branch. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics in 1992, a master’s degree in business administration from Peking University in 2003 and completed China Senior Executive Program at Harvard Business School in 2018, thereby attaining alumni status.

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

Zhipeng Song has served as a director of our company since 2018. Mr. Song has also served as a vice president of Shanghai Chejia since 2016. From 2014 to 2015, Mr. Song served as an assistant general manager of our company. From 2012 to 2014, he served a regional manager of Anji Leasing Co., Ltd. From 2010 to 2012, he served as an account manager of SAIC-GMAC Automotive Finance Co., Ltd. Mr. Song received a bachelor’s degree in finance from Shanghai University in 2007 and a master’s degree in finance and management from Loughborough University in 2008 and a master’s degree in finance from University of St. Andrews in 2009.

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

Rong Liu has served as our director since July 2019. Mr. Liu has decades of experience in the automotive industry. He served as a deputy chief accountant and executive director of the finance department of SAIC Group Co., Ltd. from December 2004 to May 2013. From March 2004 to December 2004, he served as a deputy chief accountant and manager of the finance department of Shanghai Automotive Industry Corporation (Group) Corp. From April 1990 to March 2004, he served as a manager assistant and deputy manager of Shanghai Automotive Industry Corporation (Group) Corp. He currently serves as an independent director at Kehua Holdings Co., Ltd., Kuangda Technology Group Co., Ltd., Shanghai Jialeng Songzhi Automobile Air Conditioning Co., Ltd. and Shanghai Jingzhi Industrial Co., Ltd. He also serves as a supervisor at Yangzhou Dongsheng Auto Parts Co., Ltd. In 1999, Mr. Liu completed a graduate program in international economy at China Eastern Normal University.

The business address for all of our executive officers and directors is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.

B.	Compensation

Compensation

In 2019, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB21.6 million (US$3.1 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain eligible employees. In February 2019, we granted another 5,569,105 options. We recognized RMB82.3 million (US$11.8 million) of share-based compensation expenses in 2019. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan. As of December 31, 2019, 10,826,997 options remained outstanding, all of which were unvested and subject to the applicable vesting schedules. The exercise price for such options is US$1.7951 per share.

The table below summarizes, as of March 31, 2019, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awards	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman	* *	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029

Jiayuan Lin	Chief executive officer and director	* *	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029

Yongyi Zhang	Chief financial officer and director	* *	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029

Zhipeng Song	Director	* *	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029

Yun Ye	Head of legal division and director	* *	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

Option Exercise Price

The option exercise price of US$1.7951 per share was agreed among us and our Series A shareholders when they invested in us in March 2017. The joint investment agreement, dated March 21, 2017, relating to Shanghai Cango required such investors to pay a purchase price of RMB13.41, or the Series A-1 Purchase Price, per registered capital of RMB1.00. The same agreement permits Shanghai Cango to grant equity awards to employees at an exercise price equivalent to the Series A-1 Purchase Price, to be adjusted to account for share splits and other changes in capital structure. The Series A-1 Purchase Price was determined through arms-length negotiation with investors and represented the fair market value of the registered capital of Shanghai Cango as of March 21, 2017. Having taken into account of our Offshore Restructuring, which resulted in Cango Inc. becoming our ultimate holding company, we determined that the Series A-1 Purchase Price be equivalent to US$1.7951 per share for the purpose of setting the exercise price of our stock options. We believe US$1.7951 per share represented the fair market value of ordinary shares of Cango Inc. as of March 21, 2017 on a retroactive basis.

We estimate the fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. As of December 31, 2019, total unrecognized compensation expense relating to unvested share options was RMB112.8 million (US$16.2 million). The expense for the first batch granted in May 2018 is expected to be recognized over a weighted-average period of 1.30 years while the expense for the second batch granted in February 2019 is expected to be recognized over a weighted-average period of 1.51 years.

C.	Board Practices

Our board of directors consisted of ten directors as of December 31, 2019. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee

Our audit committee consists of Chi Ming Lee, Dongsheng Zhou and Rong Liu. Chi Ming Lee is the chairperson of our audit committee. Chi Ming Lee satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Chi Ming Lee, Dongsheng Zhou and Rong Liu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

As of December 31, 2017 and 2018 and 2019, we had a total of 2,372, 3,327 and 3,189 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Function	Number of Employees	% of Total
Sales and marketing	2,305	72.3
Operations	329	10.3
Risk management	249	7.8
General administration	196	6.1
Research and development	110	3.5

Total	3,189	100.0

As of December 31, 2019, 638 of our employees were based in Shanghai. The rest of our employees were based in 21 other cities across China.

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

As of March 31, 2020, the total number of ordinary shares outstanding is 301,946,779, comprising 224,968,102 Class A ordinary shares and 76,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	—	38,275,787	12.6	43.4
Jiayuan Lin(2)	***	38,702,890	12.8	43.8
Langlang Zhou	—	—	—	—
Yongyi Zhang	—	—	—	—
Xiaoyu Liu	—	—	—	—
Zhipeng Song	—	—	—	—
Yun Ye	—	—	—	—
Chi Ming Lee	—	—	—	—
Dongsheng Zhou	—	—	—	—
Rong Liu	—	—	—	—

Directors and Executive Officers as a Group	***	76,978,677	25.4	87.2
Principal Shareholders:
Lin Entities(3)	***	38,702,890	12.8	43.8
WP Fintech(4)	53,431,124	—	17.6	3.0
Eagle Central Holding Limited(5)	—	38,275,787	12.6	43.4
Tencent Mobility Limited(6)	31,603,197	—	10.4	1.8
Didi Chuxing(7)	28,376,116	—	9.4	1.6
Xiehuai L.P. (8)	20,653,927	—	6.8	1.2
Taikang Offshore Entities(9)	16,217,006	—	5.4	0.9
Huaiyuan L.P.(10)	12,688,426	—	4.2	0.7
Primavera Capital Management Ltd(11)	12,487,878	—	4.1	0.7

*	The business address for our directors and executive officers is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.
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

***	Less than 1% of our total outstanding shares.

(1)

Represents 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 5 below. In addition, Eagle Central is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 10 below.

(2)

Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, and (ii) 38,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below. In addition, Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 10 below.

(3)

Represents (i) 1 Class A ordinary share that is held by Medway Brilliant, and (ii) 38,702,890 Class B ordinary shares that are held by Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Traveler Enterprise is a limited liability company established in the British Virgin Islands. Traveler Enterprise is controlled by Traveler Trust, a trust established under the laws of Guernsey. Mr. Jiayuan Lin is the settlor of Traveler Trust, and Mr. Lin and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in our company. The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(4)

Represents 53,431,124 Class A ordinary shares held by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). Information regarding beneficial ownership is reported as of January 31, 2020, based on the information contained in the Schedule 13G filed by WP Fintech with SEC on February 10, 2020. The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”), (vii) Warburg Pincus China (Cayman), L.P., a Cayman Islands limited partnership (“WPC Cayman”), and (viii) Warburg Pincus China Partners (Cayman), L.P., a Cayman Islands limited partnership (“Warburg Pincus China Cayman Partners” and, together with WPC Cayman, the “WPC Cayman Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands limited partnership (“WPC Cayman GP”), is the general partner of the WPC Cayman Funds. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPC Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda”), is the general partner of WPP II Cayman. Investment and voting decisions with respect the Class A ordinary shares held by the Warburg Pincus entities are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017, U.S.A.

(5)

Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(6)

Represents 31,603,197 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company established in Hong Kong. . Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(7)

Represents (i) 4,740,480 Class A ordinary shares held by Links Advance Holdings Limited and (ii) 23,635,636 Class A ordinary shares held by DiDi Sunshine Investments L.P. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Didi Chuxing with SEC on February 13, 2020. Links Advance Holdings Limited is controlled by Didi Chuxing. DiDi Sunshine Investments L.P. is an exempted limited partnership organized in the Cayman Islands. Its general partner is a wholly-owned subsidiary of Didi Chuxing. The general partner exercises the voting rights with respect to the shares held by the limited partnership. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in the limited partnership. According to the information contained in the Schedule 13G filed by Galactic Gain Limited with SEC on February 13, 2020, Galactic Gain Limited is a limited partner of DiDi Sunshine Investments L.P. and indirectly holds the 23,635,636 Class A ordinary shares. Galactic Gain Limited is an exempted company incorporated under the laws of the Cayman Islands, which is wholly owned by Boyu Capital Fund III, L.P. Boyu Capital Fund III, L.P. is a limited partnership organized under the laws of the Cayman Islands, of which Boyu Capital General Partner III, L.P. is the general partner. Boyu Capital General Partner III, L.P. is a limited partnership organized under the laws of the Cayman Islands, of which Boyu Capital General Partner III, Ltd. is the general partner. Boyu Capital General Partner III, Ltd. is an exempted company incorporated under the laws of the Cayman Islands, which is wholly owned by Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. is an exempted company incorporated under the laws of the Cayman Islands, of which XYXY Holdings Ltd. is the controlling shareholder. XYXY Holdings Ltd. is a company incorporated under the laws of the British Virgin Islands, which is wholly owned by Xiaomeng Tong. The registered address of Galactic Gain Limited is at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)

Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which WR Holdings Limited is the general partner. The limited partners of Xiehuai L.P. include, among others, (i) Eagle Central, (ii) Traveler Enterprise, (iii) ZYY Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Yongyi Zhang, (iv) SZP Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Zhipeng Song and (v) YEYUN Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Ms. Yun Ye. Traveler Enterprise is further described in footnote 3 above. Eagle Central is further described in footnote 5 above. The registered address of Xiehuai L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. WR Holdings Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Rui Wang. The registered address of WR Holdings Limited is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Rui Wang is Building 8, Wanda Plaza, Qianxing Road, Xishan District, Kunming City, Yunnan Province, China.

(9)

Represents (i) 8,108,503 Class A ordinary shares held by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 8,108,503 Class A ordinary shares held by TK Autolink Inc., a limited liability company established in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Taikang Offshore Entities with SEC on February 12, 2020. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.

(10)

Represents 12,688,426 Class A ordinary shares that are held by Huaiyuan L.P., a limited partnership established in the British Virgin Islands, of which SHOUYAN Holding Limited is the general partner. SHOUYAN Holding Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Xu Shouyan. The limited partners of Huaiyuan L.P. are Medway Brilliant and Eagle Central. Medway Brilliant and Eagle Central are further described in footnotes 3 and 5 above, respectively. The registered address of Huaiyuan L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(11)

Represents (i) 10,308,663 Class A ordinary shares held by Zodiac One Limited, a limited liability company established in the British Virgin Islands, and (ii) 2,179,215 Class A ordinary shares held by PV Peacock Limited, a limited liability company established in the British Virgin Islands. Information regarding beneficial ownership is reported as of July 3, 2019, based on the information contained in the Schedule 13G filed by Didi Chuxing with SEC on July 3, 2019. Zodiac One Limited is wholly owned by Primavera Capital Fund II L.P., of which Primavera Capital Management Ltd is the investment manager. PV Peacock Limited is wholly owned by Primavera Capital Management Ltd. Primavera Capital Management Ltd is an investment company with limited liability established in the Cayman Islands. The registered address of Zodiac One Limited is the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The registered address of PV Peacock Limited is the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2020, the co-founders collectively exercised 87.2% of the aggregate voting power of our issued and outstanding share capital.

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

The average term of financing transactions funded by Jincheng Bank on our platform was approximately 33 months in 2017. We recognized RMB526.4 million of revenues relating to such service fees in the nine months ended September 30, 2017, after which Jincheng Bank was no longer a related party.

Jincheng Bank was no longer a related party as of December 31, 2017, and account receivables due from Jincheng Bank were not included in amounts due from related parties as of December 31, 2017.

We held long-term investments of RMB191.0 million related to asset-backed securities issued by Jincheng Bank as of December 31, 2017.

Transactions with Shanghai Chejia

We provided automotive financing facilitation services to Shanghai Chejia. Since the completion of the Acquisition at the end of September 2018, Shanghai Chejia has been our wholly-owned subsidiary and has been consolidated with our results of operations.

We recognized RMB20.9 million, RMB14.9 million of revenues relating to service fees for automotive financing facilitation services provided to Shanghai Chejia in 2017 and 2018, respectively.

Amounts due from Shanghai Chejia was RMB1.3 million as of December 31, 2017, relating to service fees for automotive financing facilitation services.

Amounts due to Shanghai Chejia was RMB10.0 thousand as of December 31, 2017.

We provided guarantees as to Shanghai Chejia’s borrowings of RMB420.0 million as of December 31, 2017.

Transactions with Other Equity Method Investees

We own 46% of equity interest in Hebei Jiahui Consultation Service Co., Ltd., or Hebei Jiahui, and we own 49% of equity interest in Liaoning Jun’an Automobile Consultation Service Co., Ltd., or Liaoning Jun’an. Hebei Jiahui and Liaoning Jun’an have ceased business operations, and such companies’ assets were liquidated in April 2019 and July 2018, respectively.

Amounts due to Hebei Jiahui were RMB1.2 million and nil as of December 31, 2017 and 2018, respectively, relating to interest-free loans to us. As Hebei Jiahui no longer existed as of December 31, 2019, account receivables due to Hebei Jiahui were not included in amounts due to related parties as of December 31, 2019.

Amounts due to Liaoning Jun’an were RMB4.3 million and nil as of December 31, 2017 and 2018, respectively, relating to interest-free loans to us. As Liaoning Jun’an no longer existed as of December 31, 2019, account receivables due to Liaoning Jun’an were not included in amounts due to related parties as of December 31, 2019.

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

Amounts due from Jiayuan Lin were RMB79.5 million, nil and nil as of December 31, 2017 and 2018 and 2019, respectively. We recognized interest income of RMB3.2 million, RMB0.8 million and nil relating to interest due from Mr. Jiayuan Lin in 2017, 2018 and 2019, respectively.

Amounts due from Shanghai Wangjin were RMB42.8 million, nil and nil as of December 31, 2017, 2018 and 2019, respectively. We recognized interest income of RMB1.9 million, RMB0.4 million and nil relating to interest due from Shanghai Wangjin in 2017, 2018 and 2019, respectively.

Strategic Cooperation with Didi Chuxing

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2019, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.4% of our outstanding shares. For further information, see “Principal Shareholders.”

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

We facilitated over 1,508 automotive transactions for licensed Didi Chuxing drivers in 2019, and provided them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales and automotive financing transactions.

Transaction with an Affiliate of WP Fintech

In connection with the Acquisition, we acquired Express Group Development Limited, an acquisition vehicle affiliated with WP Fintech, which held a contractual right to purchase 25% equity interest in Shanghai Chejia as its only material asset for a nominal price of one Hong Kong dollar in May 2018. Express Group Development Limited currently holds 38.75% equity interest in Shanghai Chejia. For further information with respect to the Acquisition, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Dividend Policy

On April 22, 2020, our board of directors approved a special dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares, to be paid on May 18, 2020 (Eastern Time) to shareholders of record as of the close of trading on May 4, 2020 (Eastern Time). On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). Nonetheless, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.” See Exhibit 2.4 to this Form 20-F for a description of our ADSs.

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

People`s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and a 10% tax would be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2019, and may be classified as a PFIC in future taxable years.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2019, and may be classified as a PFIC in future taxable years.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

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

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had foreign exchange loss, net, of RMB25.4 million in 2017, foreign exchange gain of RMB1.4 million in 2018 and foreign exchange gain of RMB5.1million (US$0.7 million) in 2019.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we have entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2017, 2018 and 2019.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, December 2018 and December 2019 were increases of 1.6%, 2.1% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F., Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.” See Exhibit no. 2.4 to this Form 20-F for a description of the rights of holders of the ADRs.

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

Payments by Depositary

As of December 31, 2019, we did not receive any payment from Citibank, N.A., the depositary bank for our ADR program.

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

As of March 31, 2020, we had used approximately US$6.5 million of the net proceeds received from our initial public offering to satisfy working capital needs.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting because the Company is neither an accelerated filer nor a large accelerated filer and therefore is exempt from the requirement of an attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Year Ended December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	2,624	919
Tax Fees	—	—

All Other Fees	—	—

Total	2,624	919

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from June 5, 2019 to March 31, 2020:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)

June 5, 2019 through June 30, 2019	—	—	—	US$10.0 million
July 2019	431,556	US$ 6.95	431,556	US$7.0 million
August 1, 2019 through March 30, 2020	—	—	—	US$7.0 million
Total	431,556	US$ 6.95	431,556	US$7.0 million

(1)	Each of our ADSs represents two Class A ordinary shares.
(2)

We announced a share repurchase program approved by our board of directors on June 5, 2019, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.4*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934

Exhibit Number	Description of Document

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.4	Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.7	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.8	Service Agreement, dated January 31, 2017, between Jincheng Bank Co., Ltd. (“Jincheng Bank”) and Shanghai Cango (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.9	Cooperation Agreement (undated) between Jincheng Bank and Shanghai Cango relating to the Outsourcing of Onsite Collection and Disposal Business (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document

4.10	Automotive Financing Business Cooperation Agreement, dated April 4, 2018, between Shenzhen Qianhai WeBank Co., Ltd. and Shanghai Cango (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.11	Equity Interest Transfer Agreement, dated September 19, 2017, among Autohome Financing Hong Kong Limited, Express Group Development Limited, Shanghai Cango and Beijing Cheerbright Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.12	Share Purchase Agreement, dated March 23, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13	Share Purchase Agreement, dated June 4, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.14	Equity Interest Transfer Agreement, dated May 10, 2018, between Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.) and Shanghai Cango (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.15	Share Purchase Agreement, dated April 24, 2018, between Paradigm Malls Group Limited and Shanghai Cango (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.16	Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Chairman

Date: April 27, 2020

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using the modified retrospective approach and its method for accounting for certain equity securities in the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Shanghai, the People’s Republic of China

April 27, 2020

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2018	2019
	Note	RMB	RMB	US$
ASSETS
Current assets (including nil and RMB644,451,710 (US$92,569,696) from consolidated trusts, ABSs and ABN as of December 31, 2018 and 2019, respectively):
Cash and cash equivalents		2,912,901,189	2,002,314,688	287,614,509
Restricted cash — current		298,900,155	970,993,759	139,474,527
Short-term investments	3	265,869,717	597,265,740	85,791,856
Accounts receivable, net of allowance of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively	4	86,513,830	148,562,946	21,339,732
Finance lease receivables - current, net of allowance of RMB9,068,793 and RMB11,988,564 (US$1,722,049) as of December 31, 2018 and 2019, respectively	6	1,123,703,618	1,661,082,122	238,599,518
Short-term consumer financing receivables, net of allowance of RMB nil and RMB1,277,390 (US$183,486) as of December 31, 2018 and 2019, respectively		—	13,298,562	1,910,219
Financing receivables, net of allowance of RMB5,152,180 and RMB10,822,976 (US$1,554,623) as of December 31, 2018 and 2019, respectively		5,420,617	9,103,522	1,307,639
Short-term contract asset		—	20,688,424	2,971,706
Prepaid expenses and other current assets	7	61,272,518	117,445,282	16,869,959

Total current assets		4,754,581,644	5,540,755,045	795,879,665

Non-current assets (including RMB141,534,200 and RMB389,666,998 (US$55,972,162) from consolidated trusts, ABSs and ABN as of December 31, 2018 and 2019, respectively):
Restricted cash - non-current		668,627,618	873,674,276	125,495,457
Long-term investments	8	292,099,059	547,888,818	78,699,304
Equity method investments		1,448,416	—	—
Goodwill	5	145,063,857	145,063,857	20,837,119
Property and equipment, net		18,286,218	14,736,767	2,116,804
Intangible assets	9	1,693,407	44,758,242	6,429,119
Long-term contract asset		—	11,655,356	1,674,187
Deferred tax assets	15	100,194,993	100,667,946	14,460,046
Finance lease receivables - non-current, net of allowance of RMB4,476,043 and RMB7,100,273 (US$1,019,890) as of December 31, 2018 and 2019, respectively	6	1,282,457,409	1,448,958,373	208,129,848
Other non-current assets		36,687,583	8,415,694	1,208,839

Total non-current assets		2,546,558,560	3,195,819,329	459,050,723

TOTAL ASSETS		7,301,140,204	8,736,574,374	1,254,930,388

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2018	2019
	Note	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIE without recourse to the Company of RMB1,565,380,113 and RMB2,908,576,921 (US$417,790,933) as of December 31, 2018 and December 31, 2019, respectively), (including nil and RMB599,881,162 (US$86,167,537) from consolidated trusts, ABSs and ABN as of December 31, 2018 and 2019, respectively):

Short-term debts	10	660,000,000	1,439,749,760	206,807,113
Long-term debts - current	10	467,194,051	863,418,789	124,022,349
Accrued expenses and other current liabilities	11	211,458,501	278,690,234	40,031,350
Risk assurance liabilities	12	173,210,363	259,952,473	37,339,836
Income tax payable		53,517,717	67,308,814	9,668,306

Total current liabilities		1,565,380,632	2,909,120,070	417,868,954

Non-current liabilities (including long-term debts of the consolidated VIE without recourse to the Company of RMB480,392,744 and RMB335,794,013 (US$48,233,791) as of December 31, 2018 and December 31, 2019, respectively), (including RMB125,000,000 and RMB79,884,342 (US$11,474,668) from consolidated trusts, ABSs and ABN as of December 31, 2018 and 2019, respectively):

Long-term debts	10	472,793,340	301,667,717	43,331,856
Deferred tax liability	15	—	12,329,929	1,771,083
Other non-current liabilities		7,599,404	21,796,367	3,130,852

Total non-current liabilities		480,392,744	335,794,013	48,233,791

Total liabilities		2,045,773,376	3,244,914,083	466,102,745

Commitments and contingencies	20
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2018 and 2019, respectively; 223,484,172 shares issued and outstanding as of December 31, 2018; 225,831,214 shares issued and 224,968,102 shares outstanding as of December 31, 2019)	21	151,482	153,121	21,994
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2018 and 2019, respectively; 79,325,720 shares issued and outstanding as of December 31, 2018; 76,978,677 shares issued and outstanding as of December 31, 2019)	21	52,778	51,139	7,346
Treasury shares	22	—	(20,638,881)	(2,964,590)
Additional paid-in capital		4,444,078,463	4,526,344,454	650,168,700
Accumulated other comprehensive income		109,452,996	119,430,738	17,155,152
Retained earnings		698,036,438	852,508,968	122,455,251

Total Cango Inc.’s equity		5,251,772,157	5,477,849,539	786,843,853

Non-controlling interests		3,594,671	13,810,752	1,983,790

Total shareholders’ equity		5,255,366,828	5,491,660,291	788,827,643

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,301,140,204	8,736,574,374	1,254,930,388

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2017	2018	2019
	Note	RMB	RMB	RMB	US$
Revenues
Loan facilitation income and other related income (including related party amounts of RMB523,590,303, RMB14,047,015 and RMB nil (US$ nil) for the years ended December 31, 2017, 2018 and 2019, respectively)		1,019,080,577	916,280,350	913,836,623	131,264,418
Leasing income		—	59,093,331	300,078,043	43,103,514
After-market services income (including related party amounts of RMB23,750,358, RMB881,334 and RMB nil (US$ nil) for the years ended December 31, 2017, 2018 and 2019, respectively)		26,102,176	100,053,488	205,998,075	29,589,772
Others		7,020,966	15,987,108	20,156,084	2,895,240

Total Revenues		1,052,203,719	1,091,414,277	1,440,068,825	206,852,944
Operating cost and expenses
Cost of revenue	13	386,053,922	430,059,037	539,267,417	77,460,918
Sales and marketing		114,145,319	167,244,419	192,811,348	27,695,617
General and administrative		101,276,675	151,075,936	236,551,077	33,978,436
Research and development		19,418,576	46,709,014	57,405,921	8,245,845
Net (gain) loss on risk assurance liabilities		(38,866,874)	(353,731)	34,257,754	4,920,818
Provision for credit losses		156,124	19,960,050	56,478,959	8,112,695

Total operating cost and expense		582,183,742	814,694,725	1,116,772,476	160,414,329

Income from operations		470,019,977	276,719,552	323,296,349	46,438,615

Interest and investment income, net (including related party amounts of RMB5,086,733, RMB3,414,795 and RMB nil (US$ nil) for the years ended December 31, 2017, 2018 and 2019, respectively)		16,164,309	61,465,449	96,004,567	13,790,193
Income (loss) from equity method investments		4,855,508	42,684,659	(926,205)	(133,041)
Interest expense		(12,993,624)	(19,010,616)	(13,457,818)	(1,933,095)
Foreign exchange (loss) gain, net		(25,403,473)	1,447,099	5,141,112	738,475
Other income, net	14	15,817,735	32,700,746	82,882,282	11,905,295
Other expenses		—	—	(5,121,054)	(735,593)

Net income before income taxes		468,460,432	396,006,889	487,819,233	70,070,849

Income tax expenses	15	(119,403,000)	(89,082,554)	(82,960,493)	(11,916,529)

Net income		349,057,432	306,924,335	404,858,740	58,154,320

Less: Net income attributable to non-controlling interests		8,047,621	4,232,270	13,944,848	2,003,052

Net income attributable to Cango Inc.’s shareholders		341,009,811	302,692,065	390,913,892	56,151,268

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2017	2018	2019
	Note	RMB	RMB	RMB	US$
Earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	16	1.35
Diluted	16	1.35
Earnings per Class A and Class B ordinary share:
Basic	16		1.08	1.29	0.19
Diluted	16		1.08	1.29	0.19
Earnings per ADS (2 ordinary shares equal 1 ADS):
Basic	16		2.17	2.59	0.37
Diluted	16		2.16	2.58	0.37
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic	16	127,149,202
Diluted	16	252,831,716
Weighted average shares used to compute earnings per Class A and Class B share:
Basic	16		279,156,744	302,417,352	302,417,352
Diluted	16		280,873,806	303,283,658	303,283,658
Other comprehensive (loss) income, net of tax
Unrealized (losses) income on available-for-sale securities		(2,463,956)	822,343	(146,801)	(21,087)
Reclassification of income (losses) to net income		2,065,258	—	(276,843)	(39,766)
Foreign currency translation adjustment		—	109,029,351	10,401,386	1,494,066
Total comprehensive income, net of tax		348,658,734	416,776,029	414,836,482	59,587,533

Total comprehensive income attributable to non-controlling interests		8,047,621	4,232,270	13,944,848	2,003,052
Total comprehensive income attributable to Cango Inc.’s shareholders		340,611,113	412,543,759	400,891,634	57,584,481

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Series A-2 convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount	Number of Shares	Amount
Balance at January 1, 2017	124,969,987	83,145	2,179,215	1,450	4,611,881	—	(3,750,749,590)	(3,746,053,114)	15,294,222	(3,730,758,892)

Capital contribution by shareholders, net of incremental costs	—	—	—	—	698,661,704	—	—	698,661,704	—	698,661,704
Shareholder distribution	—	—	—	—	(698,661,704)	—	698,661,704	—	—	—
Disposal of subsidiaries’ equity	—	—	—	—	(511,881)	—	(336,397)	(848,278)	2,448,278	1,600,000
Other comprehensive loss	—	—	—	—	—	(398,698)	—	(398,698)	—	(398,698)
Net income	—	—	—	—	—		341,009,811	341,009,811	8,047,621	349,057,432
Balance at December 31, 2017	124,969,987	83,145	2,179,215	1,450	4,100,000	(398,698)	(2,711,414,472)	(2,707,628,575)	25,790,121	(2,681,838,454)

Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	8,600,000	5,859	—	—	272,145,213	—	—	272,151,072	—	272,151,072
Capital contribution from shareholders, net of issuance costs	—	—	—	—	3,304,336,306	—	—	3,304,336,306	5,600,000	3,309,936,306
Conversion of convertible preferred shares to ordinary shares	169,239,905	115,256	(2,179,215)	(1,450)	835,511,278	—	3,106,758,845	3,942,383,929	—	3,942,383,929
Purchase of subsidiaries’ equity from non-controlling interests	—	—	—	—	(5,425,247)			(5,425,247)	(4,488,906)	(9,914,153)
Stock-based compensation (note 19)	—	—	—	—	33,410,913	—	—	33,410,913	—	33,410,913
Net income	—	—	—	—	—	—	302,692,065	302,692,065	4,232,270	306,924,335
Other comprehensive income	—	—	—	—	—	109,851,694	—	109,851,694	—	109,851,694
Dividends to non-controlling interest holders	—	—	—	—	—	—	—	—	(27,538,814)	(27,538,814)
Balance at December 31, 2018	302,809,892	204,260	—	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount
Balance at December 31, 2018	302,809,892	204,260	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828
Adjustments due to the adoption of ASC 606	—	—	—	—	—	17,585,853	17,585,853	—	17,585,853
Repurchase of ordinary shares	(863,112)	—	(20,638,881)	—	—	—	(20,638,881)	—	(20,638,881)
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(574,212)	(574,212)
Stock-based compensation (note 19)	—	—	—	82,265,991	—	—	82,265,991	—	82,265,991
Net income	—	—	—	—	—	390,913,892	390,913,892	13,944,848	404,858,740
Other comprehensive income	—	—	—	—	9,977,742	—	9,977,742	—	9,977,742
Dividends to shareholders	—	—	—	—	—	(254,027,215)	(254,027,215)	(3,154,555)	(257,181,770)
Balance at December 31, 2019	301,946,779	204,260	(20,638,881)	4,526,344,454	119,430,738	852,508,968	5,477,849,539	13,810,752	5,491,660,291

Balance as of December 31, 2019, in US$		29,340	(2,964,590)	650,168,700	17,155,152	122,455,251	786,843,853	1,983,790	788,827,643

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	349,057,432	306,924,335	404,858,740	58,154,320
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,971,273	7,190,216	10,466,942	1,503,482
Share-based compensation expense	—	33,410,913	82,265,991	11,816,770
Investment income	—	—	(32,516,817)	(4,670,749)
(Gain) loss on risk assurance liabilities	(38,866,874)	(353,731)	34,257,754	4,920,818
Provision for credit losses	156,124	19,960,050	56,478,959	8,112,695
(Gain) loss on equity method investment	(4,855,508)	(42,684,659)	926,205	133,041
Other income – unrealized gain on equity investment with no readily determinable fair value under measurement alternative	—	—	(41,581,818)	(5,972,854)
Other expenses – change in fair value of derivative instruments	—	—	3,289,676	472,532
Loss on disposal of property and equipment	32,592	32,432	45,639	6,556
Unrealized foreign exchange loss (gain), net	25,403,473	(1,447,099)	(5,141,112)	(738,475)
Deferred income tax benefit	(12,752,767)	(32,694,920)	(9,034,211)	(1,297,683)
Changes in operating assets and liabilities:
Accounts receivable	(85,125,822)	(918,623)	(56,086,171)	(8,056,274)
Financing receivables	(988,176)	(20,750,252)	(39,987,198)	(5,743,802)
Contract assets	—	—	23,104,124	3,318,700
Receivables from related parties	132,218,757	9,636,927	—	—
Other current and non-current assets	(64,476,000)	33,100,697	(56,811,099)	(8,160,404)
Payables to related parties	1,010,000	(1,514,984)	—	—
Risk assurance liabilities	19,014,568	43,628,637	52,484,356	7,538,906
Other current and non-current liabilities	266,504,344	(168,733,602)	(4,124,725)	(592,479)

Net cash provided by operating activities	589,303,416	184,786,337	422,895,235	60,745,100

Cash flows from investing activities:
Repayments of finance lease receivables	—	1,114,545,502	1,358,838,393	195,184,922
Origination of finance lease receivables	—	(2,024,328,766)	(2,071,721,858)	(297,584,225)
Proceeds from collection of short-term consumer financing receivables	—	—	25,140,348	3,611,185
Origination of short-term consumer financing receivables	—	—	(39,716,300)	(5,704,890)
Proceeds from redemption of short-term investments	1,463,310,000	2,618,890,000	7,295,012,425	1,047,862,970
Proceeds from sale of long-term investments	332,826,300	—	179,351,253	25,762,196
Proceeds from third party loans	—	—	26,743,400	3,841,449
Proceeds from long-term investments	—	—	90,521,295	13,002,570
Disposal of equity method investments	—	143,770	100,000	14,364
Proceeds from repayments of loans from shareholders	3,000,000	114,000,000	—	—
Disposal of property and equipment and intangible assets	244,735	—	8,475	1,217
Purchase of short-term investments	(1,419,690,000)	(2,821,444,000)	(7,613,350,054)	(1,093,589,309)
Purchase of long-term investments	(338,560,500)	(100,000,000)	(406,307,000)	(58,362,349)
Purchases of property and equipment and intangible assets	(9,586,242)	(14,389,405)	(43,025,999)	(6,180,298)
Step acquisitions, net of cash acquired	(141,500,000)	(108,361,071)	—	—
Origination of loans provided to shareholders	(52,950,131)	—	—	—
Origination of loans provided to related parties and third-parties	—	(417,703,400)	—	—

Net cash used in investing activities	(162,905,838)	(1,638,647,370)	(1,198,405,622)	(172,140,198)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from contribution of shareholders net of incremental costs	698,661,704	3,307,348,769	—	—
Proceeds from initial public offering, net of issuance costs	—	272,145,213	—	—
Payment to repurchase treasury shares	—	—	(20,638,881)	(2,964,590)
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	1,600,000	—	—	—
Liquidation of subsidiaries	—	—	(574,212)	(82,480)
Proceeds from borrowings	400,340,000	616,245,628	2,695,357,550	387,163,887
Purchase of subsidiary’s equity from non-controlling interest holder	—	(4,488,906)	—	—
Repayment of borrowings	(414,912,500)	(73,057,135)	(1,686,482,435)	(242,248,044)
Distribution to shareholders	—	(27,063,546)	(257,114,132)	(36,932,134)

Net cash provided by financing activities	685,689,204	4,091,130,023	730,547,890	104,936,639

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(25,403,473)	110,476,450	11,516,258	1,654,207

Net increase (decrease) in cash, cash equivalents and restricted cash	1,086,683,309	2,747,745,440	(33,446,239)	(4,804,252)

Cash, cash equivalents and restricted cash at beginning of the year	46,000,213	1,132,683,522	3,880,428,962	557,388,745

Cash, cash equivalents and restricted cash at the end of the year	1,132,683,522	3,880,428,962	3,846,982,723	552,584,493

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	803,270,815	2,912,901,189	2,002,314,688	287,614,509
Restricted cash – current	10,060,360	298,900,155	970,993,759	139,474,527
Restricted cash – non-current	319,352,347	668,627,618	873,674,276	125,495,457

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,132,683,522	3,880,428,962	3,846,982,723	552,584,493

Supplemental disclosures of cash flow information:
Cash paid for income taxes	116,552,157	130,531,099	78,203,607	11,233,245
Cash paid for interest	13,240,328	3,776,454	154,589,750	22,205,428

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

As of December 31, 2019, the Company’s subsidiaries and VIE are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

	As of December 31,
	2018	2019
	RMB	RMB	US$
Cash and cash equivalents	1,364,431,913	1,781,925,125	255,957,529
Other current assets	1,541,898,050	2,364,681,520	339,665,248

Total current assets	2,906,329,963	4,146,606,645	595,622,777

Finance lease receivables—non-current	1,282,457,409	1,448,958,373	208,129,848
Other non-current assets	1,228,066,241	1,469,144,834	211,029,451

Total non-current assets	2,510,523,650	2,918,103,207	419,159,299

Total assets	5,416,853,613	7,064,709,852	1,014,782,076

Short-term debts	660,000,000	1,439,749,760	206,807,113
Other current liabilities	905,380,113	1,468,827,161	210,983,820

Total current liabilities	1,565,380,113	2,908,576,921	417,790,933

Long-term debts	472,793,340	301,667,717	43,331,856
Other non-current liabilities	7,599,404	34,126,296	4,901,935

Total non-current liabilities	480,392,744	335,794,013	48,233,791

Total liabilities	2,045,772,857	3,244,370,934	466,024,724

The VIE’s net asset balance was RMB3,371,080,756 and RMB3,820,338,918 (US$548,757,352) as of December 31, 2018 and 2019.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.     ORGANIZATION - CONTINUED

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	1,052,203,719	1,091,431,610	1,440,068,825	206,852,944
Net income	349,057,432	298,973,421	353,558,726	50,785,533

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	589,303,416	129,762,525	405,810,921	58,291,092
Net cash used in investing activities	(162,905,838)	(1,474,496,320)	(782,481,722)	(112,396,467)
Net cash provided by financing activities	685,689,204	2,253,082,674	1,004,220,135	144,247,197

Consolidated trusts, asset-backed securities and asset backed note (“Trusts, ABSs and ABN”)

Since December 2017, the Company established several Trusts, ABSs and ABN to invest in automobile backed loans and consumer loans. The Company contributed capital to these Trusts, ABSs and ABN, determined the investment strategy, and is the sole beneficiary of these Trusts, ABSs and ABN.

These Trusts, ABSs and ABN are administered by third-party trust companies and security companies as the trustees. The Company consolidates these Trusts, ABSs and ABN as it has the power to direct the activities that most significantly impacts their economic performance, the right to share residual profits and the obligation to absorb losses of these Trusts, ABSs and ABN that potentially could be significant to the Company.

The table sets forth the assets and liabilities of the consolidated Trusts, ABSs and ABN included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Finance lease receivables – current	—	556,315,579	79,909,733
Other current assets	—	88,136,131	12,659,963

Total current assets	—	644,451,710	92,569,696

Finance lease receivable – non-current	—	389,666,998	55,972,162
Other non-current assets	141,534,200	—	—

Total non-current assets	141,534,200	389,666,998	55,972,162

Total assets	141,534,200	1,034,118,708	148,541,858

Long-term debts—current	—	539,153,392	77,444,539
Other current liabilities	—	60,727,770	8,722,998

Total current liabilities	—	599,881,162	86,167,537

Long-term borrowings	125,000,000	79,884,342	11,474,668

Total non-current liabilities	125,000,000	79,884,342	11,474,668

Total liabilities	125,000,000	679,765,504	97,642,205

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.     ORGANIZATION - CONTINUED

Non-consolidated trust

As of December 31, 2018 and 2019, the Company (through its consolidated trusts) invested in subordinated tranches of automobile backed loans that were originated through a third-party trust. The subordinated tranches provide specific returns based on the credit risk of the underlying loans. The Company does not have any additional liquidity arrangements, guarantees, or other commitments to the third-party trust. The trust is held and administered by a third-party company as a trustee. The Company is not the primary beneficiary and does not consolidate this trust because the Company does not have power over decisions that significantly affect the trust’s economic performance. The Company accounts for the subordinated tranches of automobile backed loans as long-term investments. As of December 31, 2018 and 2019, the net carrying amount of the subordinated tranches of automobile backed loans was RMB50,564,859 and RMB nil (US$ nil), respectively, and the Company’s maximum loss exposure from the trust, is limited to the subordinated tranches of automobile backed loans.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, fair value of risk assurance liabilities, variable consideration, allowance for contract assets, share-based compensation, valuation allowance for deferred tax assets, fair value of assets and liabilities assumed in business combination, assessment of recoverability of the Company’s property and equipment, intangible assets, uncertain tax positions, goodwill, fair value of convertible redeemable preferred shares and fair value of investments among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Revenue recognition

The Company’s revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) finance lease services, 3) after-market services facilitation services, and 4) other income.

On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605, Revenue recognition. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Company determines revenue recognition through the following steps:

•    Identify the contract(s) with a customer;

•    Identify the performance obligations in the contract;

•    Determine the transaction price;

•    Allocate the transaction price to the performance obligations in the contract; and

•    Recognize revenue when (or as) the entity satisfies a performance obligation.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loan facilitation services and post-origination administrative services (“PAS”)

The Company entered into non-risk assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass the Company’s credit assessment are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and the Company will earn a loan facilitation fee from the financial institution and borrowers. The Company will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. In addition, for certain arrangements, the Company provides risk assurance on the principal and accrued interest repayments of the defaulted loans to various financial institutions. The Company determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.

The Company determines its customers to be both the financial institutions and borrowers. The Company considers the loan facilitation service, PAS and risk assurance services as separate services, of which the risk assurance service and the PAS is accounted for in accordance ASC 460, Guarantees (“ASC 460”).

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. The Company makes the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

The Company first allocates the transaction price to the risk assurance liabilities at fair value in accordance with ASC 460. The remaining transaction price is then allocated to the loan facilitation services and PAS on a relative standalone selling price basis. The Company does not have observable price for the loan facilitation services and PAS because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Company estimates the standalone selling price of the loan facilitation and PAS using the expected cost plus a margin approach.

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2017, 2018 and 2019 is RMB38,381,151, RMB93,873,096 and RMB86,251,498 (US$12,389,252), respectively.

The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive income.

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

After-market services income

The Company provides after-market services to car buyers which mainly include insurance facilitation service and car recovery and disposal services.

After-market insurance facilitation service mainly involve facilitating personal accident insurance and automobile insurance, and offering anti-theft package services. The Company first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market insurance facilitation service. After-market insurance facilitation service income is recognized at the point of time facilitation services are performed.

After-market car recovery and disposal services income mainly include delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the company delivers the relevant service.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition under ASC 605

Before January 1, 2019, the Company considers the loan facilitation services and the PAS as a multiple element revenue arrangement under ASC 605, and the financial institutions as the sole customer in the arrangement. The Company first allocates the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability if the Company provides a risk assurance obligation to the financial institution in the arrangement. The remaining consideration is then allocated to the loan facilitation services and PAS. The Company does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and PAS because the Company does not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, the Company uses its best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation. Nevertheless, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. The loan facilitation services and PAS are recorded as revenue in the consolidated statements of comprehensive income.

For loan facilitation services, PAS and delinquent asset management fees, the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with ASC 605. As collectability is uncertain in relation to the remaining loan facilitation services income due to the potential default by borrowers such that they are not considered to be fixed or determinable, the remaining loan facilitation service income is recorded on a cash basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2019 was related to its acquisition of Shanghai Chejia. In accordance with ASC 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Pursuant to ASC 350, the Company elected to perform a qualitative assessment for Shanghai Chejia. As of December 31, 2019, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance of Shanghai Chejia. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Restricted cash

Restricted cash represents cash deposited with the respective financial institution customers as (i) general collaboration deposits, (ii) guarantee deposits for risk assured arrangements and (iii) collateral for short-term borrowings. Financial institutions make corresponding deductions from the guarantee deposits for risk assured arrangements, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.

The balance of restricted cash deposited as general collaboration deposits was RMB53,129,155 and RMB35,207,876 (US$5,057,295) as of December 31, 2018 and 2019, respectively. The balance of restricted cash deposited as guarantee deposits for risk assured arrangements was RMB625,627,618 and RMB843,586,508 (US$121,173,620) as of December 31, 2018 and 2019, respectively. The balance of restricted cash deposited as collateral for short-term borrowings was RMB288,771,000 and RMB965,873,651 (US$138,739,069) as of December 31, 2018 and 2019, respectively.

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

Contract Assets and Liabilities

Contract assets represents the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company assesses contract assets for impairment in accordance with ASC 310, Receivables.

Contract assets as of December 31, 2018 and 2019 was RMB55,447,904 and RMB32,343,780 (US$4,645,893), respectively. The remaining unsatisfied performance obligations as of December 31, 2018 and 2019, pertaining to post-origination services amounted to RMB33,516,719 and RMB42,166,362 (US$6,056,819), respectively.

Contract liabilities represents the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recorded in customer advances.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Derivative Instruments

The Company entered into cross-currency interest rate swap contracts that allow the Company to buy US Dollars at a pre-determined exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was nil and RMB311.6 million (US$44.8 million) as of December 31, 2018 and 2019, respectively. The Company did not have derivative instruments as of December 31, 2018.

The Company accounts for the cross-currency interest rate swap contract in accordance with ASC 815, Derivatives and hedging. The cross-currency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the condensed consolidated balance sheets. The Company estimates the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other expense in the condensed consolidated statement of comprehensive income for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2018 and 2019, the unrealized losses recognized in the comprehensive income related to the cross-currency interest rate swap contract were nil and RMB3.3 million (US$0.5 million), respectively.

The cross-currency interest rate swap contract may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Company did not pledge cash collateral for its cross-currency interest rate swap contract as of December 31, 2018 and 2019.

Short-term consumer financing receivables

Short-term consumer financing receivables represents payments due from borrowers that utilize the Company’s credit services. Short-term consumer financing receivables is recorded at amortized cost, net of allowance for consumer financing receivables. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

Allowance for short-term consumer financing receivables

The allowance for short-term consumer financing receivables is calculated using the probability of default (“PD”) Loss given default (“LGD”) model based on pools of loans with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model takes into consideration factors of historical delinquency migration to loss and loss given default. The Company adjusts the allowance that is determined by the PD and LGD model for various qualitative factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Short-term consumer financing receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers short-term consumer financing receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans are 180 days past due.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term Investments

The Company’s long-term investments consist of equity investments with and equity investments without readily determinable fair value and available-for-sale debt investments.

Equity investments with and without readily determinable fair value

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2019, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence in accordance with ASC 325-20, Cost Method Investments, (“ASC 325-20”). The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date for which the assessment is made. The fair value would then become the new cost basis of investment.

Subsequent to the Company’s adoption of ASC 321 on January 1, 2019, the cumulative effect of unrealized gains and losses of available-for-sale equity securities before the adoption was not material. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for equity investments with readily determinable fair value measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments without readily determinable fair value that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt securities

Subordinated trust units that do not have the following characteristics: (1) be of high credit quality and (2) cannot be contractually prepaid or settled such that the investor would not recover substantially all of its recorded investment, are debt securities and represents a beneficial interest that are accounted for in accordance with ASC 320 Investments—Debt and Equity Securities and ASC 325-40 Investments—other, beneficial interests in securitized financial assets. The subordinated trust units are classified as available-for-sale debt securities and measured subsequently at fair value. The Company recognizes the accretable yield as interest income over the life of the contractual life of the subordinated trust units using the effective yield method. In order to determine the interest recorded in each period, the Company estimates the timing and amount of future cash flows attributable to the beneficial interests over the estimated life of the trust. The Company reevaluates the estimated future cash flows periodically to determine whether an adjustment to the accretable yield is required or if an other-than-temporary impairment should be recorded. An other-than-temporary impairment is considered to have occurred when, based on current information and events, there has been an adverse change in the timing or amount of cash flows expected to be collected or when the Company intends to sell the securities or it is required to sell the securities before recovery of its amortized cost basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income. The Company derecognized financing receivables of RMB30,633,497 (US$4,400,226) and RMB11,165,631 for the year ended December 31, 2019 and 2018, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

Nonaccrual policy

The Company does not accrue lease income or interest income on finance lease principals, short-term consumer financing receivables and financing receivables that are considered impaired or delinquent. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. Accrual of financing lease income and interest income are suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables, loans and financing receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.

Allowance for finance lease receivables

The allowance for finance lease receivables is calculated using the PD LGD model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model takes into consideration factors of historical delinquency migration to loss and loss given default. The Company adjusts the allowance that is determined by the PD and LGD model for various qualitative factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

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

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	5%
Motor vehicles	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

Intangible assets

Intangible assets that have definite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from 6-10 years. The weighted average amortization period for the computer software is 9.41 years and 9.16 years as of December 31, 2019 and 2018, respectively.

Intangible assets that have indefinite useful life primarily include a purchased Insurance Brokerage License as of December 31, 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

Impairment of long-lived assets and intangible assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB29,093,509, RMB59,407,321 and RMB66,584,898 (US$9,564,322) for the years ended December 31, 2017, 2018 and 2019, respectively.

Value added taxes (“VAT”)

Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIE are all general VAT taxpayers, except for Shanghai Wangtian and Automobile Sales and Electronic Technology. Shanghai Wangtian is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. Automobile Sales and Electronic Technology’s applicable tax rate is 16% and 13% before and after April 1, 2019, respectively. VAT is reported as a deduction to revenue when incurred and amounted to RMB90,843,315, RMB100,646,868 and RMB130,059,457 (US$18,681,872) for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2017, 2018 and 2019, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Segment information

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280-10”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the consolidated financial results as a whole. As a result, the Company has only one reportable segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segment is presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value measurements - continued

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, finance lease receivables, financing receivables, short-term consumer financing receivables, other current assets, short-term and long-term debts, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for non-current portion of restricted cash, approximate their fair values because of their generally short maturities. The carrying amount of non-current portion of restricted cash approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to forfeiture. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9618 per US$1.00 on December 31, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

Concentration of customers

Approximately 96.7%, 60.2%, and 39.1% of revenues were derived from provision of services to two financial institutions for the years ended December 31, 2017, 2018 and 2019, respectively.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps, including using derivative financial instruments to economically manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Significant risks and uncertainties - continued

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606). This standard update, along with related subsequently issued updates, clarifies the principals for recognizing revenue and develops a common revenue standard for US GAAP.

On January 1, 2019, the Company adopted the new standard to all contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. The comparative information was not restated and continued to be reported under Topic 605.

The cumulative effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2019 for the adoption of ASC 606 is as follows:

	Balance as of December 31, 2018	Adjustments due to the adoption of ASC 606	Balance as of January 1, 2019
	RMB	RMB	RMB
Assets:
Accounts receivable	86,513,830	5,962,945	92,476,775
Short-term contract assets	—	55,447,904	55,447,904
Liabilities:
Accrued expenses and other current liabilities	211,458,501	19,623,798	231,082,299
Other non-current liabilities	7,599,404	13,892,921	21,492,325
Deferred tax liability	—	10,308,277	10,308,277
Equity:
Retained earnings	698,036,438	17,585,853	715,622,291

The impact of adopting ASC 606 on the Company’s consolidated balance sheet as of December 31, 2019 are as follows:

	As reported	Balances without the adoption of ASC 606	Effect of change Higher/ (lower)
	RMB	RMB	RMB
Assets:
Short-term contract assets	20,688,424	—	20,688,424
Long-term contract assets	11,655,356	—	11,655,356
Deferred tax assets	100,667,946	100,284,357	383,589
Liabilities:
Accrued expenses and other current liabilities	278,690,234	258,320,239	20,369,995
Other non-current liabilities	21,796,367	—	21,796,367
Deferred tax liability	12,329,929	10,724,126	1,605,803
Equity:
Retained earnings	852,508,968	863,553,764	(11,044,796)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Adopted Accounting Pronouncements - continued

Revenue Recognition - continued

The impact of adopting ASC 606 on the Company’s statement of comprehensive income for the year ended December 31, 2019 are as follows:

	As reported	Amounts without the adoption of ASC 606	Effect of change Higher/ (lower)
	RMB	RMB	RMB
Loan facilitation income and others	913,836,623	951,553,336	(37,716,713)
Total revenues	1,440,068,825	1,477,785,538	(37,716,713)
Net income before income taxes	487,819,233	525,535,946	(37,716,713)
Income tax expense	(82,960,493)	(92,046,557)	9,086,064
Net income after income taxes	404,858,740	433,489,389	(28,630,649)
Basic income per share	1.29	1.39	(0.10)
Diluted income per share	1.29	1.38	(0.09)

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10), which requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company adopted this standard update effective January 1, 2019, using the prospective method. The standard update did not have a material impact on the Company’s statement of financial position as of January 1, 2019.

Business Combination

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective private companies annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company adopted this standard update effective January 1, 2019. The standard update did not have a material impact on the Company’s financial statements.

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-15 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The Company adopted this standard update effective January 1, 2019. The standard update did not have a material impact on the Company’s financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In accordance with ASU 2019-10, Effective Dates to Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), the Company plan to adopt the amendment for the year ended December 31, 2021, and interim periods within fiscal years beginning after December 31, 2022. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s consolidated balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments and respective amendments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In accordance with ASU 2019-10, Effective Dates to Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), the Company plan to early adopt the amendments for the year ending December 31, 2021, including interim periods within those fiscal years. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments —Credit Losses (“ASU 2018-19”), which amends ASU 2016-13 to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20, and instead, impairment of such receivables should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years and interim periods within those years beginning after December 15, 2022, with early adoption permitted as of the fiscal years beginning after December 15, 2018. An entity will apply the amendments in these updates through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact this guidance will have on its consolidated financial statements when adopted.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements - continued

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company has early adopted this standard.

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

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes-Income Taxes (Topic 740). The amendments in this Update simplify the accounting for income taxes by removing the some of the exceptions and simplify the accounting for income taxes. The ASU is effective for the Company for fiscal years beginning after December 31, 2021, and interim periods within fiscal years beginning after December 31, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for which financial statements have not yet been made available for issuance. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company’s financial position, results of operations and cash flows.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.     SHORT-TERM INVESTMENTS

Short-term investments include as follows: (a)wealth management products mainly issued by Bank of Communications Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., which are redeemable by the Company at any time; (b) time deposit mainly in Bank of Shanghai (Hong Kong) Limited and Bank of Shanghai Co., Ltd. ranging from three months to one year; (c) beneficial interests in securitized financial assets which will expire in less than one year. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term available-for-sale products based on the quoted subscription/redemption price published by the relevant banks. As of December 31, 2018 and 2019, the realized reinvestment from fair value changes on wealth management products was RMB935,717 and RMB1,388,953 (US$199,510), respectively.

4.     ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Accounts receivable	86,513,830	148,562,946	21,339,732
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	86,513,830	148,562,946	21,339,732

No amounts have been written off during the years ended December 31, 2017, 2018 and 2019, respectively.

5.     GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2018 and 2019 were as follows:

	Shanghai Chejia
	RMB	US$
Balance at December 31, 2017	—	—
Goodwill Acquired	145,063,857	21,098,663

Balance at December 31, 2018	145,063,857	21,098,663

Balance at December 31, 2019	145,063,857	20,837,119

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.     FINANCE LEASE RECEIVABLES, NET

6.1    Finance lease receivables consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Finance lease receivables	2,769,506,956	3,484,919,078	500,577,304
Add: unamortized initial direct costs	1,374,971	420,074	60,340
Less: unearned income	(351,176,064)	(356,209,820)	(51,166,339)
Less: allowance for finance lease receivables—collective	(13,544,836)	(19,088,837)	(2,741,939)

Total finance lease receivables, net	2,406,161,027	3,110,040,495	446,729,366

Finance lease receivables—current	1,123,703,618	1,661,082,122	238,599,518
Finance lease receivables—non-current	1,282,457,409	1,448,958,373	208,129,848

6.2    The following table presents the future minimum lease payments to be received:

	Contractual maturities
	2020	2021	2022	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	1,770,069,095	1,369,194,715	345,655,268	—	3,484,919,078

	US$	US$	US$	US$	US$
Finance lease receivables	254,254,517	196,672,515	49,650,272	—	500,577,304

6.3    The following table presents the aging of finance lease receivables principal as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	2,373,776,949	3,043,067,511	437,109,298
1-30 days past due	39,536,483	70,311,661	10,099,638
31-60 days past due	1,692,255	4,672,808	671,207
61-90 days past due	1,508,617	2,821,449	405,276
91-120 days past due	1,410,250	3,500,436	502,806
121-150 days past due	799,645	1,977,944	284,114
151-180 days past due	981,664	2,777,523	398,966

	2,419,705,863	3,129,129,332	449,471,305

6.4    Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at the beginning of the year	11,276,288	13,544,836	1,945,594
Additions	3,798,362	18,855,252	2,708,387
Charge-offs	(1,529,814)	(13,311,251)	(1,912,042)

Balance at the end of the year	13,544,836	19,088,837	2,741,939

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Other receivables from third parties	189,896	55,506,906	7,973,068
Interest receivables	9,050,640	15,348,204	2,204,632
Prepaid expenses	17,471,073	12,018,847	1,726,399
Telematics devices and vehicles	4,400,164	6,790,158	975,345
Deposits held by third-parties	5,148,522	5,737,012	824,070
Loan to suppliers	3,688,847	3,415,680	490,632
Others	21,323,376	18,628,475	2,675,813

	61,272,518	117,445,282	16,869,959

8.     LONG-TERM INVESTMENTS

The Company’s long-term investments consists of:

Equity investments without readily determinable fair value

Equity investments without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2018, the carrying amount of the Company’s cost method equity investments without readily determinable fair value was RMB100,000,000. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2019, the carrying amount of the Company’s equity investments measured at fair value using the measurement alternative was RMB547,888,818 (US$78,699,304), net of RMB nil (US$ nil) in accumulated impairment. No impairment loss had been recognized during the years ended December 31, 2017, 2018 and 2019. During the year ended December 31, 2019, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB547,888,818 (US$78,699,304) as of December 31, 2019.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values in 2019 were as follows:

	For the year ended December 31, 2019
	RMB	US$
Gross unrealized gains (upward adjustments)	41,581,818	5,972,854
Gross unrealized losses (downward adjustments excluding impairment)	—	—

Net unrealized gains and losses on equity securities held	41,581,818	5,972,854
Net realized gains on equity securities sold	—	—

Total net gains recognized in other income, net	41,581,818	5,972,854

Available-for-sale debt securities

The carrying amount of the Company’s available-for-sale debt securities was RMB50,564,859 and RMB nil (US$ nil) as of December 31, 2018 and 2019, respectively. The unrealized loss for available-for-sale debt securities was RMB531,598 for the year ended December 31, 2017. The unrealized gain for available-for-sale debt securities was RMB564,859 and RMB nil (US$ nil) for the years ended December 31, 2018 and 2019. No impairment loss had been recognized during the years ended December 31, 2017, 2018 and 2019.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.     INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Finite-lived intangible asset:
Software	2,977,184	3,641,588	523,081
Less: Accumulated amortization	(1,478,777)	(1,974,849)	(283,669)

Total finite-lived intangible asset	1,498,407	1,666,739	239,412

Indefinite-lived intangible asset:
License*	195,000	43,091,503	6,189,707

Total infinite-lived intangible asset	195,000	43,091,503	6,189,707

	1,693,407	44,758,242	6,429,119

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2017, 2018 and 2019 were RMB284,222, RMB320,790 and RMB496,072 (US$71,256), respectively.

The estimated useful life of the intangible assets are 6-10 years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB
Software	375,118	352,709	198,851	152,450	144,458
	US$	US$	US$	US$	US$
Software	53,882	50,663	28,563	21,898	20,750

* The Company acquired Fushun Insurance Brokerage Co., Ltd in 2019. The acquisition met the “single or similar asset threshold” and is not considered as business combination in accordance with ASC Topic 805.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.    SHORT-TERM AND LONG-TERM DEBTS

Short-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2018
			RMB
Short-term borrowings	4.79%-7.20%	1-12months	660,000,000

Name	Fixed annual rate (%)	Term	As of December 31, 2019
			RMB	US$
Short-term borrowings	2.51%-7.00%	1-12months	1,439,749,760	206,807,113

Long-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2018
			RMB
Long-term borrowings	8.00%	36months	19,202,803
Securitization debt payables (i), (ii)	8.00%-16.00%	24-27months	146,702,116
Factoring and subleasing debt payables (iii)	7.50%-8.40%	15-36months	128,068,458
Co-financing debt payables (iv)	6.60%	24-36months	596,014,014
Trust borrowings	4.75%	36months	50,000,000

			939,987,391

Name	Fixed annual rate (%)	Term	As of December 31, 2019
			RMB	US$
Securitization debt payables (ii)	5.06%-5.20%	15-18months	619,037,733	88,919,207
Co-financing debt payables (iv)	6.50%-6.60%	24-36months	446,048,773	64,070,897
Long-term borrowings	4.75%	36months	100,000,000	14,364,101

			1,165,086,506	167,354,205

(i)

In 2018, the Company had a securitization agreement with Minmetals International Trust Co., Ltd (“Wukuang Trust”). The Company transferred its investments of RMB141,534,200 to Wukuang Trust, which issued RMB70,000,000 of debt securities at an annual interest rate of 11.00% due in July 2019, and RMB55,000,000 of debt securities at an annual interest rate of 16.00% due in September 2019. As of December 31, 2018 and 2019, the balance under the securitization agreement is RMB125,000,000 and RMB nil (US$ nil), respectively.

(ii)

In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. The Company periodically securitizes its finance lease receivables through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors and the company held all subordinated tranches. However, in accordance with ASC 860 Transfers and Servicing the finance leases (“ASC 860”), the finance lease receivables are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and accounts for the proceeds from the transfer as a secured borrowing with pledge of collateral. As of December 31, 2018 and 2019, balance of securitization debt payables amounting to RMB21,702,116 and RMB619,037,733 (US$88,919,207) are derived from such finance lease transfer.

(iii)	As of December 31, 2018 and 2019, balance of factoring and subleasing debt payables amounting to RMB128,068,458 and RMB nil (US$ nil) respectively.

(iv)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.

Financing lease receivables amounting to RMB480,683,279 and RMB1,735,094,721 (US$ 249,230,762) were collateralized for the Company’s short-term and long-term debts, as of December 31, 2018 and 2019, respectively.

The weighted average interest rate for the outstanding debts was approximately 6.88% and 5.09% as of December 31, 2018 and 2019.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.    SHORT-TERM AND LONG-TERM DEBTS - CONTINUED

The following table sets forth the contractual obligations of long-term debts—non-current which has not included impact of discount of time value as of December 31, 2018 and 2019:

	Payment due by period
	Less than 1 year	1 - 2 years	2 - 3 years	Total
As of December 31, 2018 (RMB)
Long-term debts – non-current	39,836,860	390,350,385	103,217,828	533,405,073
As of December 31, 2019 (RMB)
Long-term debts – non-current	17,460,042	263,444,828	48,346,303	329,251,173
As of December 31, 2019 (US$)
Long-term debts – non-current	2,507,978	37,841,482	6,944,512	47,293,972

As of December 31, 2018 and 2019, long-term investments amounting to RMB141,534,200 and RMB nil (US$ nil) were collateralized for the Company’s long-term debts, respectively.

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Amount due to third-parties	25,606,535	59,764,366	8,584,614
Payable to employees	14,638,310	42,469,850	6,100,412
Payable to dealers	21,117,295	29,666,154	4,261,276
Deposit due to third-parties	21,395,705	21,026,154	3,020,218
Customer advances	40,017,637	67,098,949	9,638,161
Payable to suppliers	16,822,349	8,233,432	1,182,659
Other tax payables	7,193,894	8,210,599	1,179,379
Accrued professional service fees	6,220,691	4,380,000	629,148
Derivative financial liability	—	3,289,676	472,532
Interest payable	27,056,523	2,890,110	415,138
Others	31,389,562	31,660,944	4,547,813

	211,458,501	278,690,234	40,031,350

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.    RISK ASSURANCE LIABILITIES

The movement of risk assurance liabilities during the years ended December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at the beginning of the year	129,935,457	173,210,363	24,880,112
Fair value of risk assurance liabilities upon the inception of new loans	121,328,889	166,911,451	23,975,330
Performed risk assurance liabilities	(77,700,252)	(114,427,095)	(16,436,424)
Net loss (gain) on risk assurance liabilities	(353,731)	34,257,754	4,920,818

Balance at the end of the year	173,210,363	259,952,473	37,339,836

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB14,340,636,308 and RMB17,806,442,758 (US$2,557,735,465) as of December 31, 2018 and 2019, respectively. The term of the risk assurance obligation ranges from 6 months to 60 months, as of December 31, 2018 and 2019.

13.    COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Commission to car dealerships	178,155,199	203,845,998	158,100,562	22,709,725
Staff cost	51,609,219	59,630,520	72,999,170	10,485,675
Staff incentive	64,820,841	71,538,976	98,173,090	14,101,682
Leasing interest	—	21,223,412	116,965,519	16,801,046
Others	91,468,663	73,820,131	93,029,076	13,362,790

	386,053,922	430,059,037	539,267,417	77,460,918

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.    OTHER INCOME, NET

Other income consists of the following:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Unrealized gain on equity investment	—	—	41,581,818	5,972,854
Government subsidy	15,438,463	33,061,272	36,769,550	5,281,615
Others	379,272	(360,526)	4,530,914	650,826

	15,817,735	32,700,746	82,882,282	11,905,295

15.    INCOME TAXES

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

The VIE’s subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

In accordance with EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant criteria before being granted the preferential rate. Upon expiration of the certificate, an entity can further re-apply for the preferential rate. One of the PRC subsidiaries, Shanghai Cango, was granted HNTE certificate on April 2019 for the years ended December 31, 2018, 2019, and 2020. The impact of the concessionary rate on the group’s effective tax rate reconciliation in noted in the section below.

The Company’s profit before income taxes consist of:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cayman Islands	—	6,053,039	(5,359,465)	(769,839)
Hong Kong	—	5,855,270	18,479,616	2,654,431
China	—	384,098,580	474,699,082	68,186,257

Total profit before income taxes	—	396,006,889	487,819,233	70,070,849

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.    INCOME TAXES - CONTINUED

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current income tax expense	132,155,767	121,777,474	91,994,704	13,214,212
Deferred income tax expense (benefit)	(12,752,767)	(32,694,920)	(9,034,211)	(1,297,683)

Total income tax expense	119,403,000	89,082,554	82,960,493	11,916,529

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2018	2019
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	84,045,397	87,316,488	12,542,229
Accrued expense	2,048,984	9,778	1,405
Provision for credit losses	15,607,792	21,087,186	3,028,985
Customer advances	9,643,165	4,818,590	692,147
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,581,363)
Unrealized loss for available-for-sale securities	(141,215)	—	—
Unrealized tax on capital gains	—	(1,554,966)	(223,357)
Net operating loss carry-forward	4,998,202	9,561,155	1,373,374
Less: valuation allowance	(4,998,202)	(9,561,155)	(1,373,374)
Non-current deferred tax assets, net	100,194,993	100,667,946	14,460,046

Non-current deferred tax liabilities
Acquisition of insurance brokerage license	—	(10,724,126)	(1,540,424)
Others	—	(1,605,803)	(230,659)
Non-current deferred tax liabilities	—	(12,329,929)	(1,771,083)

The Company had deferred tax assets related to net operating loss carry forwards of RMB38,244,621 (US$5,493,496) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2020 to 2024 if not utilized, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.    INCOME TAXES - CONTINUED

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Income before provision of income tax	468,460,432	396,006,889	487,819,233	70,070,849
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	117,115,108	99,001,722	121,954,808	17,517,712
Tax rate differential	—	(2,010,958)	(36,157,163)	(5,193,651)
Over-accrued EIT for previous years	—	—	(39,664,283)	(5,697,418)
Impact of tax rate change on opening balance of deferred tax	—	—	36,367,754	5,223,901
Utilization of net operating loss carry-forward	—	—	(9,708,887)	(1,394,594)
Non-deductible expenses	80,537	7,970,647	22,277,780	3,200,002
Research and development super-deduction	—	(12,520,141)	(9,961,515)	(1,430,882)
Non-taxable income	(1,213,877)	(2,497,058)	(3,587,542)	(515,318)
Change in valuation allowance	3,421,232	(861,658)	1,439,541	206,777

Income tax expenses	119,403,000	89,082,554	82,960,493	11,916,529

In accordance with relevant PRC tax administration laws, the tax for the years ended December 31, 2018 and 2019 of the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE remain subject to tax audits by the relevant tax authorities as of December 31, 2018 and 2019.

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practical.

Unrecognized Tax Benefit

As of December 31, 2018 and 2019, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2014 through 2019 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
Basic EPS:	2017		2018		2019
	Ordinary Shares	Series A-2 preferred shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to Cango Inc’s shareholders	335,165,231	5,844,580	216,674,865	86,017,200	289,646,757	41,605,154	101,267,135	14,546,114
Less: Allocation of net income to participating securities	166,610,461	2,905,338	—	—	—	—	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred	168,554,770	2,939,242	216,674,865	86,017,200	289,646,757	41,605,154	101,267,135	14,546,114

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	124.97	2.18	199.83	79.33	224.07	224.07	78.34	78.34

Basic EPS	1.35	1.35	1.08	1.08	1.29	0.19	1.29	0.19

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.    EARNINGS PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2017		2018		2019
	Ordinary Shares	Series A-2 preferred shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	168,554,770	2,939,242	217,201,601	85,490,464	289,937,256	41,646,882	100,976,636	14,504,386
Reallocation of net income attributable to participating securities	169,515,799	—	—	—	—	—	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	2,939,242	—	—	—	—	—	—	—
Reallocation of net income as a result of conversion of Class B to Class A shares	—	—	85,490,464	—	100,976,636	14,504,386	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders for diluted EPS	341,009,811	2,939,242	302,692,065	85,490,464	390,913,892	56,151,268	100,976,636	14,504,386

Denominator: (millions of shares)
Number of shares used for basic EPS computation	124.97	2.18	199.83	79.33	224.07	224.07	78.34	78.34
Conversion of Series A-2 preferred shares to ordinary shares	2.18	—	—	—	—	—	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1, A-3 and B preferred shares to ordinary shares	125.68	—	—	—	—	—	—	—
Conversion of Class B to Class A ordinary shares	—	—	79.33	—	78.34	78.34	—	—
Adjustments for dilutive share options	—	—	1.72	—	0.87	0.87	—	—

Number of shares used for diluted EPS computation	252.83	2.18	280.88	79.33	303.28	303.28	78.34	78.34

Diluted EPS	1.35	1.35	1.08	1.08	1.29	0.19	1.29	0.19

Earnings per share – ADS:
Denominator used for earnings per ADS – basic			99.92		112.04	112.04
Denominator used for earnings per ADS – diluted			140.44		151.64	151.64
Earnings per ADS – basic			2.17		2.59	0.37
Earnings per ADS – diluted			2.16		2.58	0.37

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.    FAIR VALUE MEASUREMENTS

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	–	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures short-term investment and derivatives instruments on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market. The fair value of wealth management products is measured based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions. The fair value of the Company’s available-for-sale debt investments are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. Long term investment is investment in private companies, which do not have readily determinable market values. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies.

Assets and liabilities measured or disclosed at fair value

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.    FAIR VALUE MEASUREMENTS - CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2019:

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	—	597,265,740	—	597,265,740
Liability:
Derivative financial liability	—	3,289,676	—	3,289,676

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	—	85,791,856	—	85,791,856
Liability:
Derivative financial liability	—	472,532	—	472,532

Assets measured at fair value on a non-recurring basis

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 8). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.    RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company

Mr. Jiayuan Lin	Principal shareholder and Chief Executive Officer of the Company

Jincheng Bank(i)	Company under significant influence of principal shareholder of the Company

Shanghai Wangjin Investment Management Co., Ltd.	Company controlled by principal shareholder of the Company

Shanghai Chejia(ii)	The Company’s equity method investee

(i)

Mr. Xiaojun Zhang, one of the co-founders and principal shareholders of the Company, was appointed as a member of the Board of Directors of Jincheng Bank on March 24, 2015. He subsequently resigned from the Board of Directors on September 19, 2017. Therefore, Jincheng Bank was deemed to be a related party for the period from January 1, 2017 through September 19, 2017.

(ii)

In September 2018, the Company acquired the remaining 50% of the equity interest in Shanghai Chejia for RMB206,000,000, and Shanghai Chejia became the wholly-owned subsidiary of the company. Therefore, Shanghai Chejia was deemed to be a related party for the nine months ended September 30, 2018.

Details of related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenue
Shanghai Chejia	20,913,903	14,928,349	—	—
Jincheng Bank	526,426,758	—	—	—

	547,340,661	14,928,349	—	—

Interest income
Mr. Jiayuan Lin	3,189,865	784,805	—	—
Shanghai Wangjin Investment Management Co., Ltd	1,896,868	430,260	—	—
Shanghai Chejia	—	2,199,730	—	—

	5,086,733	3,414,795	—	—

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.    SHARE-BASED COMPENSATION

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

In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2).

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

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of May 25, 2018, (date of inception) Batch 1	As of February 15, 2019, (date of inception) Batch 2
Risk-free interest rate (%)	2.93	2.66
Volatility (%)	38.70	38.70
Expected exercise multiple	2.80	2.30
Dividend yield	Nil	Nil
Expected life (in years)	10.00	10.00
Exercise price (US$)	1.80	1.80
Fair value of ordinary shares (RMB)	37.82	26.80

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were nil, RMB33,410,913 and RMB82,265,991 (US$11,816,770) for the years ended December 31, 2017, 2018 and 2019, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.    SHARE-BASED COMPENSATION - CONTINUED

A summary of option activity under the ESOP is as follows:

	Number of options	Weighted average exercise price	Weighted average Grant date fair value	Aggregate Intrinsic Value
Balance, May 25, 2018 (date of inception)	—	—	—	—
Granted	5,569,105	—	38	211,625,990

Balance, December 31, 2018	5,569,105	—	38	211,625,990

Granted	5,569,105	—	27	150,365,835
Exercised	—	—	—	—
Forfeited	(311,213)	—	34	(10,659,364)

Balance, December 31, 2019	10,826,997	—	32	351,332,461

As of December 31, 2019, total unrecognized compensation expense relating to unvested options of Batch 1 and Batch 2 was RMB54,793,768 (US$7,870,632) and RMB58,019,843 (US$8,334,029), respectively. The expense of Batch 1 and Batch 2 is expected to be recognized over a weighted-average period of 1.30 years and 1.51 years, respectively, and a weighted average remaining contractual term of Batch 1 and Batch 2 is 8.40 years and 9.13 years, respectively.

For the year ended December 31, 2017, 2018 and 2019, the Company allocated share-based compensation expense as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of revenue	—	1,369,848	3,372,908	484,488
Sales and marketing	—	7,116,524	17,522,654	2,516,972
General and administrative	—	23,187,170	57,092,589	8,200,837
Research and development	—	1,737,371	4,277,840	614,473

	—	33,410,913	82,265,991	11,816,770

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.    COMMITMENTS AND CONTINGENCIES

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

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2019:

	RMB	US$
Year ending December 31:
2020	26,068,240	3,744,468
2021	9,061,396	1,301,588
2022 and after	2,253,042	323,629

Total	37,382,678	5,369,685

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies.

Risk assurance contingencies

The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 12.

21.    ORDINARY SHARES

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

On June 17, 2019, one Class A ordinary share was cancelled. On June 26, 2019, 609,805 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares. On August 14, 2019, 1,737,238 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.

As of December 31, 2019, there were 225,831,214 and 76,978,677 Class A and Class B ordinary shares issued, 224,968,102 and 76,978,677 Class A and Class B ordinary shares outstanding respectively.

22.    TREASURY SHARES

On June 5, 2019, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.    TREASURY SHARES - CONTINUED

As of December 31, 2019, the Company repurchased an aggregate of 431,556 ADSs, representing 863,112 Class A ordinary shares under the Share Repurchase Program, at an average price of $6.95 per ADS, for US$2,999,314 (RMB20,638,881). As of December 31, 2019, no shares were cancelled.

23.    RESTRICTED NET ASSETS

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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB5,171 million and RMB6,431 million (US$924 million) as of December 31, 2018 and 2019, respectively.

24.    SUBSEQUENT EVENTS

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect their business operations and the Company’s financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, additional risk assurance liabilities performed and additional provision for financing leasing receivables. As the COVID-19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in the PRC, the Company is unable to reasonably estimate the magnitude of COVID-19’s impact on its operations and the related financial impact at this time.

In March 2020, the Company entered into a contract to purchase noncontrolling interests in certain subsidiaries with cash consideration of RMB24,144,000 (US$3,468,069). These subsidiaries are then 100% held by the Company after completion of the transaction.

The Company, through Shanghai Chejia, created an asset-backed securitization plan (“ABS Plan”) which was issued and listed on the Shenzhen Stock Exchange in March 2020. Of the total commitment of RMB 3 billion, third parties purchased RMB750 million senior A tranche securities and RMB 80 million senior B tranche securities, representing 77.8% and 8.3% respectively of total securities issued by the ABS Plan. The Company purchased all subordinated tranche securities amounting to RMB134 million (US$19 million), representing 13.9% of the total securities issued.

On April 22, 2020, the Company’s Board of Directors approved a special cash dividend of US$0.125 per share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB262.8 million (US$37.7 million), will be paid on May 18, 2020 (Eastern Time) to shareholders of record as of the close of trading on May 4, 2020 (Eastern Time).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	870,524,651	1,182,416	169,843
Short-term amounts due from related parties	1,076,006,991	1,474,327,047	211,773,830
Other current assets	2,370,382	—	—

Total Current assets	1,948,902,024	1,475,509,463	211,943,673

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	3,302,870,133	4,002,882,982	574,978,164

Total non-current assets	3,302,870,133	4,002,882,982	574,978,164

Total assets	5,251,772,157	5,478,392,445	786,921,837

LIABILITIES
Current liabilities
Other current liabilities	—	542,906	77,984

Total current liabilities	—	542,906	77,984

Total liabilities	—	542,906	77,984

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2018 and 2019, respectively; 223,484,172 shares issued and outstanding as of December 31, 2018; 225,831,214 shares issued and 224,968,102 shares outstanding as of December 31, 2019)	151,482	153,044	21,983
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2018 and 2019, respectively; 79,325,720 shares issued and outstanding as of December 31, 2018; 76,978,677 shares issued and outstanding as of December 31, 2019)	52,778	51,216	7,357
Treasury shares	—	(20,638,881)	(2,964,590)
Additional paid-in capital	4,444,078,463	4,526,344,454	650,168,700
Accumulated other comprehensive income	109,452,996	119,430,738	17,155,152
Retained earnings	698,036,438	852,508,968	122,455,251

Total shareholders’ equity	5,251,772,157	5,477,849,539	786,843,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,251,772,157	5,478,392,445	786,921,837

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
General and administrative	—	(6,896,907)	(10,164,242)	(1,460,002)
Interest Income	—	12,949,945	4,831,112	693,946
Foreign exchange (loss)	—	—	(26,334)	(3,783)
Income from equity method investments	341,009,811	296,639,027	396,273,356	56,921,107

Net income before income taxes	341,009,811	302,692,065	390,913,892	56,151,268

Income tax expense	—	—	—	—
Net income	341,009,811	302,692,065	390,913,892	56,151,268

Other comprehensive (loss) income, net of tax	(398,698)	109,851,694	9,977,742	1,433,213

Total comprehensive income, net of tax	340,611,113	412,543,759	400,891,634	57,584,481

Condensed statements of cash flows

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net income	341,009,811	302,692,065	390,913,892	56,151,268
Share of profit in subsidiaries, VIE and VIE’s subsidiaries	(341,009,811)	(296,639,027)	(396,273,356)	(56,921,107)

Changes in operating assets and liabilities:
Net cash provided by (used in) operating activities	—	3,682,656	(2,989,082)	(425,081)
Net cash used in investing activities	—	(2,818,225,871)	(604,084,150)	(86,775,533)
Net cash provided by (used in) financing activities	—	3,576,481,519	(274,666,096)	(39,453,316)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	108,586,347	12,397,093	1,780,731
Net increase (decrease) in cash and cash equivalents and restricted cash	—	870,524,651	(869,342,235)	(124,873,199)

Cash and cash equivalents and restricted cash at beginning of the year	—	—	870,524,651	125,043,042

Cash and cash equivalents and restricted cash at end of the year	—	870,524,651	1,182,416	169,843

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