Form 20-F
period 2020-12-31
Cango Inc.
filed 2021-04-27
CIK 1725123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
8F, New Bund Oriental Plaza II
556 West Haiyang Road, Pudong New Area
Shanghai

200124
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
224,771,083 Class A ordinary shares were outstanding as of December 31, 2020
74,978,677 Class B ordinary shares were outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      ☒
Yes

☐  No
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
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.    ☐   Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Securities Exchange Act of 1934).    ☐  Yes    ☒  No
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

ii

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

•	“MYbank” are to Zhejiang E-Commerce Bank Co., Ltd., a limited liability company established under the laws of the PRC;

•	“new car dealers” are to dealers that sell new cars to car buyers, including dealers that sell both new cars and used cars;

•	“OEMs” are to automotive original equipment manufacturer;

•	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

•	“registered dealers” are to dealers who are registered with our platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SaaS” are to software as a service;

•	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and our consolidated VIE;

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

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“we,” “us,” “our company” and “our” are to Cango Inc., its consolidated VIE and/or their respective subsidiaries, as the context requires; and

•	“WeBank” are to Shenzhen Qianhai WeBank Co., Ltd., a limited liability company established under the laws of the PRC;

•	“WP Fintech” are to Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company and one of our principal shareholders.
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 16, 2021, the noon buying rate for Renminbi was RMB6.5203 to US$1.00.
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

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our solutions and services;

•	our expectations regarding keeping and strengthening our relationships with dealers, financial institutions, insurance brokers and companies, car buyers and other platform participants; and

•	general economic and business conditions.
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
The following selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the following selected consolidated statements of comprehensive income data for the year ended December 31, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, as set forth below, from our audited consolidated financial statements that are not included in this annual report.
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

Selected Consolidated Statements of Comprehensive Income Data

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues
Loan facilitation income and other related income	431,646	1,019,081	916,280	913,837	891,837	136,680
Leasing income	—	—	59,093	300,078	286,079	43,844
After-market services income	1,831	26,102	100,053	205,998	241,193	36,964
Automobile trading income	—	—	6,584	11,414	624,774	95,751
Others	802	7,021	9,403	8,742	8,549	1,310

Total revenues	434,280	1,052,204	1,091,414	1,440,069	2,052,432	314,549

Operating cost and expenses:
Cost of revenue	170,044	386,054	430,059	539,267	1,098,121	168,294
Sales and marketing	39,537	114,145	167,244	192,811	195,894	30,022
General and administrative	34,550	101,277	151,076	236,551	265,691	40,719
Research and development	5,000	19,419	46,709	57,406	62,596	9,593
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(354)	34,258	2,268	348
Provision for credit losses	—	156	19,960	56,479	109,565	16,792

Total operating cost and expenses	249,875	582,184	814,695	1,116,772	1,734,135	265,768

Income from operations	184,405	470,020	276,720	323,296	318,297	48,781

Interest and investment income	4,099	16,164	61,465	96,005	72,807	11,158
Income/(loss) from equity method investments	(9,988)	4,856	42,685	(926)	—	—
Fair value change of equity investment	—	—	—	41,582	3,315,476	508,119
Interest expense	(450)	(12,994)	(19,011)	(13,458)	(2,759)	(423)
Foreign exchange gain (loss), net	—	(25,403)	1,447	5,141	(8,848)	(1,356)
Other income, net	8,429	15,818	32,701	41,300	49,139	7,531
Other expenses	—	—	—	(5,121)	(838)	(128)

Net income before income taxes	186,495	468,460	396,007	487,819	3,743,274	573,682
Income tax expenses	(53,014)	(119,403)	(89,083)	(82,960)	(369,854)	(56,683)

Net income	133,481	349,057	306,924	404,859	3,373,420	516,999

Less: Net income attributable to the non-controlling interest shareholders	4,575	8,048	4,232	13,945	3,902	598
Net income attributable to Cango Inc.’s shareholders	128,906	341,010	302,692	390,914	3,369,518	516,401

Earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder:
Basic:	0.51	1.35
Diluted:	0.51	1.35
Earnings per Class A and Class B ordinary share:
Basic			1.08	1.29	11.21	1.72
Diluted			1.08	1.29	11.09	1.70
Earnings per ADS (two ordinary shares equal to one ADS):
Basic			2.17	2.59	22.43	3.44
Diluted			2.16	2.58	22.18	3.40
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 convertible preferred shareholder: :
Basic:	127,149,202	127,149,202
Diluted:	252,831,716	252,831,716
Weighted average shares used to compute earnings per Class A and Class B share:
Basic			279,156,744	302,417,352	300,484,860	300,484,860
Diluted			280,873,806	303,283,658	303,900,645	303,900,645
Other comprehensive income, net of tax
Unrealized gain/(loss) on available-for-sale securities		(2,464)	822	(147)	—	—
Reclassification of losses to net income		2,065	—	(276)	—	—
Foreign currency translation adjustment		—	109,029	10,401	(234,817)	(35,987)
Total comprehensive income, net of tax	133,481	348,659	416,776	414,836	3,138,603	481,012

Total comprehensive income attributable to non-controlling interests	4,575	8,048	4,232	13,945	3,902	598

Total comprehensive income attributable to Cango Inc.’s shareholders	128,906	340,611	412,544	400,892	3,134,701	480,414

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	44,989	803,271	2,912,901	2,002,315	1,426,900	218,682
Restricted cash – current	1,011	10,060	298,900	970,994	9,693	1,486
Short-term investments	106,000	62,380	265,870	597,266	4,342,357	665,495
Accounts receivable, net	469	85,595	86,514	148,563	141,594	21,700
Finance receivables, net	—	832	5,421	9,104	20,106	3,081
Short-term finance leasing receivable, net	—	—	1,123,704	1,661,082	2,035,398	311,938
Short-term contract asset	—	—	—	20,688	364,619	55,880
Prepayment and other current assets	11,024	144,858	61,273	117,445	558,361	85,573
Restricted cash – non-current	—	319,352	668,628	873,674	878,299	134,605
Long-term investments	185,800	191,003	292,099	547,889	—	—
Goodwill	—	—	145,064	145,064	145,064	22,232
Long-term contract asset	—	—	—	11,655	281,374	43,122
Deferred tax assets	54,889	67,774	100,195	100,668	170,951	26,199
Long-term finance lease receivables – non-current, net	—	—	1,282,457	1,448,958	1,454,500	222,912
Total assets	714,857	1,996,868	7,301,140	8,736,574	12,145,933	1,861,446
Short-term debts	—	—	660,000	1,439,750	355,817	54,531
Long-term debts – current	—	—	467,194	863,419	1,228,784	188,319
Accrued expenses and other current liabilities	85,854	328,523	211,459	278,690	324,734	49,768
Risk assurance liabilities	149,788	129,935	173,210	259,952	460,829	70,625
Long-term borrowings – non-current	189,573	175,000	472,793	301,668	977,791	149,853
Total liabilities	503,769	736,860	2,045,773	3,244,914	3,770,723	577,889
Total mezzanine equity	3,941,846	3,941,846	—	—	—	—
Total shareholders’ (deficit)/equity	(3,730,759)	(2,681,838)	5,255,367	5,491,660	8,375,209	1,283,557
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

			For the year ended December 31,
	2016	2017	2018	2019	2020
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Net income	133,481	349,057	306,924	404,859	3,373,420	516,999
Add: ESOP Expenses (1)	—	—	33,411	82,266	78,755	12,070

Adjusted net income	133,481	349,057	340,335	487,125	3,452,175	529,069

Less: Net income attributable to the noncontrolling interest shareholders	4,575	8,048	4,232	13,945	3,902	598
Adjusted net income attributable to Cango Inc.’s ordinary shareholders	128,906	341,010	336,103	473,180	3,448,273	528,471

Adjusted net income per ADS-basic (2)	1.02	2.70	2.41	3.13	22.95	3.52
Adjusted net income per ADS-diluted (2)	1.02	2.70	2.39	3.12	22.69	3.48
Weighted average ADS outstanding—basic	63,574,601	63,574,601	139,578,372	151,208,676	150,242,430	150,242,430
Weighted average ADS outstanding—diluted	126,415,858	126,415,858	140,436,903	151,641,829	151,950,322	151,950,322

(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
	(in thousands)
Cost of revenue	—	—	1,370	3,373	3,075	471
Sales and marketing	—	—	7,117	17,523	16,003	2,453
General and administrative	—	—	23,187	57,093	55,591	8,520
Research and development	—	—	1,737	4,278	4,085	626

ESOP Expenses	—	—	33,411	82,266	78,755	12,070

(2)	Each ADS represents two ordinary shares.

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Risks Relating to Our Industry and Business
We have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.
The automotive and mobility markets, including the automotive finance market, in the PRC are relatively new and at an early stage of development. While such markets have undergone significant growth in the past few years, there is no assurance that the markets can continue to grow as rapidly. As part of our business, we offer automobile trading solutions, automotive financing facilitation services and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, financial institutions, insurance brokers and companies, car buyers and other industry participants. Helping more industry participants to recognize the value of our services is critical to increasing the number and amount of financing transactions, automobile trading transactions and insurance transactions on our platform and to the success of our business.

We launched our business in 2010 and have a limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in several aspects of our business operation, such as automobile trading solutions, after-market services facilitation and the development of long-term relationships with platform participants, such as dealers, financial institutions, insurance brokers and companies and car buyers. The laws and regulations governing the automotive finance industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our credit assessment model, our business model or our operations in general. For example, we started to significantly expand our automobile trading solutions in the third quarter of 2020. In connection with such services, we purchase cars from OEMs based on orders from dealers and on-sell
cars to the relevant dealers. Our abilities to retain dealers, financial institutions, insurance brokers and companies and other platform participants and to attract new platform participants are also critical to our business. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer automotive financing solutions to a growing number of car buyers;

•	maintain and enhance our relationships and business collaboration with dealers, financial institutions, insurance brokers and companies and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of our business;

•	maintain low overdue ratios of financing transactions we facilitate;

•	comply with complex and evolving laws and regulations;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;

•	navigate economic conditions and fluctuations;

•	successfully implement our business strategies and offer new services, such as automobile trading solutions; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.
The
COVID-19
pandemic has adversely affected, and may continue to adversely affect our results of operations.
The
COVID-19
pandemic significantly affected the Chinese economy in the first half of 2020. In an effort to halt the
COVID-19
pandemic, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China since late January 2020. Moreover, the
COVID-19
outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. The
COVID-19
pandemic adversely affected our results of operations in the first half of 2020. Our revenue decreased from RMB688.0 million for the first half of 2019 to RMB520.1 million for the first half of 2020, which was primarily due to a decrease in the amount of financing transactions facilitated by us. We also experienced an uptick in delinqeuncy rates. M1+ and M3+ overdue ratios were 1.59% and 0.84%, respectively, as of June 30, 2020, as compared to 0.85% and 0.40%, respectively, as of December 31, 2019.
Our business has experienced substantial recovery since the third quarter of 2020. Nonetheless, concerns about the
COVID-19
outbreak and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for automobiles, which could have negative implications for automotive and mobility markets. While we continue to assess the impact from the
COVID-19
pandemic, we are unable to accurately predict the full impact of
COVID-19
on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, as well as the further impact on dealers, financial institutions, insurance brokers and companies, car buyers and other industry participants.

We may not be able to effectively manage our growth, control our expenses or implement our business strategies, in which case we may be unable to maintain high quality services or compete effectively.
We experienced fluctuations in our revenue growth historically. Our revenues increased by 31.9% from RMB1,091.4 million in 2018 to RMB1,440.1 million in 2019. Primarily due to a change in our dealer coverage model and conditions in the automotive transaction market, we experienced lower year-on-year
revenue growth and a net income decline in 2018 as compared to 2017. In addition, the
COVID-19
pandemic had an adverse impact on our business, results of operations and financial condition for the first half of 2020. Despite the impact of the
COVID-19
pandemic, we experienced
year-on-year
revenue growth in 2020 due to the recovery of the automotive market in the second half of 2020 and the significant expansion of our autmotive transaction services since the third quarter of 2020. We believe that our growth and expansion will depend on the macro-economic environment, as well as our ability to develop new sources of revenue, attract new car buyers, collaborate with additional financial institutions, retain and expand our dealer network, maintain and grow our relationships with OEMs and capture growth opportunities in new geographies, implement our marketing strategies and compete against our existing and future competitors. There can be no assurance that we will achieve any of the above.
Our after-market services facilitation revenues increased by 17.1% from RMB206.0 million in 2019 to RMB241.2 million (US$37.0 million) in 2020. Our after-market services are currently comprised of facilitating the sale of insurance policies from insurance brokers or companies. There can be no assurance that such level of revenue growth will be sustainable or achieved at all in the future. If car buyers may find the pricing of our after-market services to be unattractive or are otherwise dissatsified with our after-market services, our business, results of operations and financial condition would be materially and adversely affected.
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
As of December 31, 2020, we had a network of 48,487 registered dealers across China. Our extensive dealer network is a foundation of our platform, and we closely collaborate with our registered dealers in providing services to financial institutions and car buyers. We plan to expand our dealer network, including by further perpetrating our existing markets and expanding our geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our dealer network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers to our platform may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.
Our relationships with our registered dealers are not exclusive, and there can be no assurance that they will maintain their level of participation on our platform. Dealers may find the amount of commissions offered by us or financial institutions to be unattractive. We also offer various solutions and services to dealers, including operating an automobile trading platform to source cars for dealers, facilitate car trading amongst dealers and source car buyers online to facilitate purchases from our registered dealers. However, our registered dealers may not utilize these solutions and services or such solutions and services may not bring the expected benefits to dealers. Dealer participation on our platform may also be affected by various factors that are beyond our control, including the decrease in popularity of the car models offered by our registered dealers. A decrease in the number of car buyers referred by our registered dealers or a reduced level of dealers’ utilization of our other solutions and services could materially and adversely affect our business, financial condition and results of operations.
We manage our dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, our in-house
sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 5.1% of the number of registered dealers in our dealer network as of December 31, 2020, we rely on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by our competitors more actively than ours. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of our automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm our reputation. Our recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused us harm, and we may encounter significant difficulties in enforcing our contractual rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer us prospective car buyers who have been turned down by other financing solutions providers, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. If we fail to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents, we may experience higher overdue ratios and/or suffer damage in our relationships with financial institutions. To manage such risk, we monitor our registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which we believe present significant credit risk to us. However, such risk management policy may not be effective and may also contribute to significant turnovers among our registered dealers and sales agents. In the fourth quarter of 2020, we ceased collaboration with approximately 1,725 registered dealers. Significant turnovers may require us to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on our operational efficiency.
Since we implemented a change in our dealer coverage model in 2018, our sales team has been covering a significant number of dealers that were previously covered by dealer financial managers. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. However, there can be no assurance that such approach will deliver the expected outcome.
Our success depends on our ability to attract prospective car buyers.
In 2019 and 2020, the amount of financing transactions we facilitated was RMB28.1 billion and RMB27.7 billion (US$4.2 billion), respectively. The growth of our automotive financing facilitation business depends on our ability to attract prospective car buyers. In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, dealers, insurance brokers and companies and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers, and the amount of financing and other transactions we facilitate to them, may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.
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
We rely on a limited number of financial institutions to fund financing transactions to car buyers. As of December 31, 2020, we were in collaboration with 12 third-party financial institutions. In 2020, the amount of financing transactions we facilitated was RMB27.7 billion (US$4.2 billion), 98.1 % of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find our services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or our service fees to be too expensive. In addition, regardless of our risk management efforts, financing transactions we facilitate may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. We have relied on, and we may continue to rely on, three financial institutions, WeBank, MYbank and Bank of Shanghai, to arrange funding for a substantial portion of financing transactions we facilitate. In 2020, 35.8%, 35.5% and 13.1% of the amount of financing transactions we facilitate was respectively funded (i) under the co-partnership
model, in which we partner with WeBank to facilitate financing transactions with funding provided by WeBank and other financial institutions, (ii) by MYbank under the direct partnership model and (iii) by Bank of Shanghai under the direct partnership model. In 2020, revenues attributable to our collaborations with WeBank, MYbank and Bank of Shanghai were RMB290.7 million (US$44.5 million), RMB459.2 million (US$70.4 million) and RMB35.3 million (US$5.4 million), which represented 32.6%, 51.5% and 4.0% of our automotive financing facilitation revenues, respectively. For further information as to our arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Our Relationships with Our Platform Participants—Financial Institutions.”
There can be no assurance that we will be able to rely on such funding arrangements in the future. For example, although we collaborated with several financial institutions under the co-partnership
model as of December 31, 2020, any such financial institution may decide to reduce the amount that it will fund for financing transactions we facilitate in the future or discontinue such funding altogether. We continue to identify and expand the number of financial institutions to collaborate with, but there can be no assurance that the number of financial institutions we collaborate with will become increasingly diversified in the future. Given our current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions we facilitate, or if any such financial institution encounters liquidity issue in general, our business, financial condition and results of operations may be materially and adversely affected. In addition, many of our new business initiatives depend on our relationships with financial institutions. For example, we plan to broaden the offering of financing solutions that are subsidized by OEMs. Financial institutions may not fund such financing solutions in sufficient amounts, or at all, and our business, results of operations and financial condition would be materially and adversely affected.

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
Some of the financing transactions we facilitate are part of
OEM-sponsored
subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest
financing solutions for car buyers. In addition, as part of our automobile trading solutions, we purchase cars from OEMs to facilitate the sale of such cars to our registered dealers. We believe our collaboration with OEMs makes our platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that we will be able to build and grow our relationships with OEMs. OEMs may perceive us as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest
financing solutions offered on our platform or even terminate such subsidies. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy, and our business, results of operations and financial condition could be materially and adversely affected. OEMs may also decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to us. Our failure to build and grow our relationships with OEMs could materially and adversely affect our business, financial condition and results of operations.

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
Credit applications by our car buyers are evaluated based on credit assessment conducted by our credit assessment model, and our credit assessment team conduct a manual evaluation when necessary. Based on our credit assessment model, we automatically approved 40.9% of applications, and we automatically rejected approximately 4.3% of applications in 2020. Our credit assessment team, which was comprised of more than 40 experienced reviewers as of December 31, 2020, manually evaluates the rest of the applications. If our credit assessment model or our credit assessment team fail to perform effectively, our business and results of operations may be materially and adversely affected.

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
We may not be able to maintain low overdue ratios for financing transactions we facilitate, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual car buyers. As a result of the
COVID-19
pandemic, we experienced an uptick in delinquency rates. M1+ and M3+ overdue ratios were 1.59% and 0.84%, respectively, as of June 30, 2020, as compared to 0.85% and 0.40%, respectively, as of December 31, 2019. While M1+ and M3+ overdue ratios decreased to 0.98% and 0.42%, respectively, as of December 31, 2020, we cannot assure you that we will be able to maintain low overdue ratios in the future or that the overdue ratios as of December 31, 2020 are indicative of our future credit performance. Overdue ratios for financing transactions we facilitated may deteriorate over time or as our business volume expands, and overdue ratios are also affected by macroeconomic conditions. The way how car buyers’ delinquencies affects our results of operations depends on the funding arrangement for the relevant financing transactions.

We are not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions we facilitate would harm our business relationship with them. As of December 31, 2020, the total outstanding balance of financing transactions funded under such arrangements was RMB15.9 billion (US$2.4 billion), representing 36.5% of the total outstanding balance of financing transactions we facilitated.
Under our arrangements with certain other financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2020, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB25.8 billion (US$4.0 billion), representing 59.3% of the total outstanding balance of financing transactions we facilitated. We may increase the proportion of financing transactions funded under risk-bearing arrangements in the future. At the inception of each financing transaction facilitated under such arrangements, we recognize risk assurance liabilities at fair value. We recognize additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which we are obligated to bear credit risk could have a material adverse impact on our results of operations. Our risk assurance liabilities were RMB460.8 million (US$70.6 million) as of December 31, 2020, and the amount of performed risk assurance liabilities was RMB150.3 million (US$23.0 million) in 2020. Furthermore, our fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. We will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than our estimate at inception.
We record financing lease receivables in relation to financing leases funded by Shanghai Chejia on our consolidated balance sheet. As such, we bear credit risk as to such financing leases, and we recognize provision for credit losses in our results of operations. Any increase in overdue ratios could materially and adversely affect our business, results of operations and financial condition.
Collection and recovery efforts by our
in-house
team may become less effective and may also subject us to regulatory risks and reputational risks.
We utilize our
in-house
team to collect repayment and recover car collaterals. The effectiveness of our collection and recovery efforts is critical to our business. We are not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, failures in our collection and recovery efforts would harm our business relationship with such financial institutions. Under our arrangements with certain other financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we record financing receivables in relation to financing leases funded by Shanghai Chejia on our balance sheet. As such, we bear credit risk as to such financing leases. Our failure to collect overdue repayments for the financing transactions we facilitate or recover the related car collaterals will have a material adverse effect on our business operations and financial position. As the amount of financing transactions we facilitate increases in the future, we may devote additional resources into our collection and recovery efforts. However, we cannot assure you that our collection and recovery efforts will be successful and that we would be able to utilize such additional resources in a cost-efficient manner.

We endeavor to ensure our collection and recovery efforts comply with the relevant laws and regulations in the PRC and we have established strict policies and implemented measures to ensure that our delinquent asset management personnel do not engage in aggressive or predatory practices. We cannot assure you that such personnel will not engage in any misconduct while performing their tasks. Any misconduct by our delinquent asset management personnel or the perception that our collection and recovery practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine our ability to collect repayments or recover cars from car buyers in default, lead to a decrease in the willingness of prospective car buyers to apply for and utilize financing transactions we facilitate, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.
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
In addition, our financing facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In the event that the amount of service fees we charge financial institutions decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

Our failure to facilitate the sale of cars that we purchased for dealers may have a material and adverse effect on our business, financial condition and results of operations.
We started to significantly expand our automobile trading solutions in the third quarter of 2020. In connection with such services, we purchase cars from OEMs based on orders from dealers and on-sell
cars to the relevant dealers. We price cars based on our massive amount of transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. We have limited experience in the purchase of cars for sale to dealers, and there is no assurance that we will be able to do so effectively. Demand for the cars that we purchase could change significantly between the time an order is placed by a dealer and the expected time of sale to the dealer. Demand may be affected by new car launches, product defects, changes in consumer preference and other factors. Even though we require dealers to pay deposits when ordering cars, dealers may choose to forfeit deposits and decline to complete the purchases. As a result, we face inventory risk in connection with the cars purchased by us, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. We may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.
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
As of December 31, 2020, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as our company to new or specific requirements (including without limitation, capital requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant
activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In September 2016, a local branch of administration for industry and commerce, or the AIC, in Changsha of Hunan province, which was merged into the local administration for market regulation afterwards, imposed an administrative penalty to our subsidiary in Hunan and held that the commissions paid by us to local dealers in connection with automotive financing facilitation constituted commercial bribes in violation of Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated by the National People’s Congress in September 1993, and amended in November 2017 after the local AIC’s penalty decision, or the Anti-Unfair Competition Law, and the Interim Provisions on Banning Commercial Bribery which was promulgated by the State Administration for Industry and Commerce in November 1996, or the Anti-Bribery Provisions. We surrendered RMB58,499.23 (US$8,402.89) of alleged illegal income and paid a fine of RMB100,000.00 (US$14,364.10) pursuant to the local AIC’s decision. It is common practice in the PRC to pay dealers commissions for their services in connection with automotive financing facilitations and we have not received any similar penalty decisions from national or other local AICs where we have operations. Pursuant to the Anti- Unfair Competition Law, it is permitted to pay commissions to a middleman explicitly if the parties properly reflect such commissions in their financial records. To strengthen our compliance under the anti-bribery and fair competition laws, we have entered into written contracts with most local dealers to which we pay commissions in Hunan province and other regions in the PRC to document the terms of the dealers’ services and the amount of commissions payable by us for such services, which have been reflected in our financial and tax accounts. However, there are substantial uncertainties regarding the implementation and interpretation of PRC laws and regulations in this regard, which are at the local governmental agencies’ significant discretion; further, the Anti-Bribery Provisions and the Anti-Unfair Competition Law may be interpreted and administered inconsistently between different local AICs and such interpretations may change over time. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” There can be no assurance that we will not be subject to similar penalty due to allegations of violating relevant commercial bribery or unfair competition laws in the future by the local AIC in Changsha or other regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to additional penalties for commissions paid to dealers, we may have to change our business model or cease part of our business, which could materially and adversely affect our business, results of operations or financial condition.
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
Under our arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2020, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB25.8 billion (US$4.0 billion), representing 59.3% of the total outstanding balance of financing transactions we facilitated. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. We have utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in most cases, while in certain cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under our arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under our current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form”, we may be required to either cease bearing credit risk as part of our arrangements with the financial institutions as described above, or adjust our arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If we are unable to satisfy such requirement, we may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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
Our business of facilitating financing transactions between financial institutions and car buyers may constitute provision of intermediary service, and our agreements with these financial institutions may be deemed as intermediation contracts under the PRC Civil Code.
Our business of facilitating financing transactions by connecting financial institutions and individual car buyers may constitute an intermediary service, and such services may be deemed as intermediation contracts under the PRC Civil Code. Under the PRC Civil Code, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Intermediation.” Therefore, if we fail to provide material information to financial institutions, or if we fail to identify false information received from car buyers or others and in turn provide such information to financial institutions, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damage caused to financial institutions as an intermediary pursuant to the PRC Civil Code. In addition, if we fail to complete our obligations under the agreements entered into with financial institutions, we could also be held liable for damages caused to financial institutions pursuant to the PRC Civil Code.

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
In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed CBIRC. In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, which provide that the risk assets of a financing lease enterprise may not exceed eight times of its total net assets, and the term “risk assets” of a financing lease enterprise refer to its total assets, net of cash, bank deposits, Chinese treasury bonds, and supersede the relevant provision in the abovementioned measures. Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Financing Lease” for more details. As the Interim Measures for the Supervision and Administration of Financial Leasing Companies were newly adopted and the governmental authorities may promulgate more laws, regulations or rules, there are still substantial uncertainties how these new measures will be interpreted and implemented. Shanghai Chejia funds financing leases for car buyers on our platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.
Shanghai Chejia is our wholly-owned consolidated subsidiary. We may expand the amount of financing leases provided by Shanghai Chejia, which would increase the amount of financing lease receivables of Shanghai Chejia. When the amount of financing lease receivables exceeds the statutory limits, we may be required to increase the total net assets of Shanghai Chejia by means of, among others, increasing the paid-up
capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

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
We have incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, we started to significantly expand our automobile trading solutions in the third quarter of 2020. We may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.
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
We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2020, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.7% of our issued and outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards drivers on Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. We served 509 licensed Didi Chuxing drivers in 2020 by providing them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales.

There can be no assurance that we will successfully execute the plan. Drivers and other participants of Didi Chuxing’s platform may not recognize the value of our services. Furthermore, the business cooperation agreement does not specify a target or commitment as to the scale of cooperation. Didi Chuxing may terminate, or reduce the scale of, our cooperation or otherwise limit our ability to offer services to participants of its platform. If we fail to maintain and expand our strategic partnership with Didi Chuxing, our business, results of operations and financial condition could be materially and adversely affected.
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
Since inception, we have issued equity securities and borrowed from financial institutions to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions we facilitate, further enhance our risk management capabilities, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. We may expand the amount of financing leases provided by Shanghai Chejia, and we may need to make additional capital contribution as a result. Furthermore, we may further increase the number of cars that we purchase from OEMs to enable our registered dealers to access additional car sourcing channels. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.
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
All financing transactions we facilitate are secured by car collaterals. Change in the residual value of car collaterals securing these financing transactions may affect their recoverability. How such change affects our results of operations depends on the funding arrangement for the relevant financing transaction. We are not obligated to bear credit risk for financing transactions funded by certain financial institutions. Nonetheless, we charge such financial institutions fees for disposals of recovered cars, and such fees are based on a percentage of the proceeds from disposals. As such, a decrease in residual value of car collaterals results in a decrease in the fee we charge for disposals. Under our arrangements with certain other financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd. are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We incur losses as residual value of car collaterals declines below the amount we expected to recover. In addition, our wholly-owned subsidiary Shanghai Chejia directly funds financing leases, in which case security interest in the relevant collaterals belongs to Shanghai Chejia.
Residual values of car collaterals are often affected by factors beyond our control. After purchase by a car buyer, a car may suffer damage from traffic accidents. In addition, the introduction of new car models and overall trend of gradual decrease in used car prices with the age of cars may cause the residual value of cars to decrease. Restrictions on inter-city or inter-province transfer of used cars imposed by various local government authorities in China may also result in lower residual value of cars that likely will be transferred to such cities with local transfer restrictions. Although the central PRC government has issued several official opinions or circulars to prohibit such local restrictions and market segregation, aiming to stimulate inter-city or inter-province used car trading by deregulation, certain transfer restrictions are still officially allowed. Residual value may also be adversely affected due to inappropriate handling of the third parties we collaborate with, such as warehouses. Our pricing models may not be able to capture all factors that may affect the residual value of car collaterals. Significant decrease in residual value of car collaterals may lower the recoverability of financing transactions and undermine the cost efficiency of our recovery efforts, which may materially and adversely affect our results of operations. Furthermore, there can be no assurance that we will be able to dispose car collaterals at residual values, or at all.
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
Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	maintain and develop relationships with dealers, financial institutions, insurance brokers and insurance companies;

•	maintain and develop relationships with OEMs;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	enhance and improve our credit assessment of car buyers;

•	effectively manage and resolve any complaints of dealers, financial institutions or car buyers; and

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.
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
We collaborate with various automotive transaction industry participants in providing our solutions and services. Such participants include dealers, financial institutions, sales agents, insurance brokers and companies and other business partners. In addition, we started to collaborate with sales representatives in 2020 to enhance our sales efforts. Such sales representatives introduce our solutions to potential car buyers and car owners and generate leads to our platform. Negative publicity about such counterparties, including any failure by them to adequately protect the information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

Fraudulent activities associated with car buyers could negatively impact our results of operations, brand and reputation and cause the use of our services to decrease.
We are subject to the risk of fraudulent activities associated with car buyers, who may provide us with information that is inaccurate or misleading. We do not and may not be able to verify all the information we receive from car buyers. To the extent we verify car buyers’ information, our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could negatively affect our results of operations, harm our brand and reputation, discourage financial institutions from collaborating with us, reduce the amount of financing transactions facilitated to car buyers and lead us to take additional steps to reduce fraud risk, which could increase our costs. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high-profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject us to liability as an intermediary under the PRC Civil Code. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Intermediation.” Although we have not been materially affected by fraudulent activities associated with car buyers in the past, we cannot rule out the possibility that such fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.
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
Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial
institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.85% as published on February 20, 2021, such cap would be 15.4%.

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

•	our ability to attract new car buyers;

•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers, financial institutions and OEMs;

•	the amount of financing transactions, automobile trading transactions and insurance transactions on our platform;

•	overdue ratios of financing transactions we facilitate;

•	the mix of solutions and services we offer;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through our platform on reasonable terms;

•	our emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to our risk assurance liabilities and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

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
We make investments in certain standardized capital instruments issued by financial institutions, including asset-backed securities in which the underlying assets are financing receivables related to financing transactions we facilitate. We have also made short-term investments in a public company and wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2020, we had short-term investments of RMB4,342.4 million (US$665.5 million), a major portion of which was related to our equity investment in Li Auto Inc., or Li Auto, a company that offers premium smart electric SUVs and listed its ADSs on the NASDAQ under the symbol “LI” in July 2020. Our fair value change of equity investment in 2020 was a gain of RMB3,315.5 million (US$508.1 million). Any change in fair value of the equity investment due to the price volatility of Li Auto’s ADSs may have a significant impact on our results of operations and financial condition. We cannot assure you as to the return of such investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.
Uncertainties relating to the growth of the Chinese automotive and mobility markets in general, and the automotive finance industry in particular, could adversely affect our business and results of operations.
We generate a substantial portion of our revenue from automotive financing facilitation services, as well as automobile trading solutions. As a result, the amount of revenue is affected by the development of the automotive and mobility industries in China. The long-term viability and prospects of various automotive financing and transaction models in China remain relatively untested. As such, demand for our solutions and services and our future results of operations will depend on numerous factors affecting the development of the automotive and mobility industries in China, which may be beyond our control. These factors include:

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
In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs will be exempted from the purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy cars designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy cars. In April 2020, relevant governmental authorities extended certain subsidies and tax exemptions on electric vehicle purchases to the end of 2022. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, our revenues may decrease, and our results of operations may be materially and adversely affected.
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

The
COVID-19
pandemic significantly impacted the Chinese economy in 2020, including the Chinese automotive and mobility markets. The
COVID-19
pandemic may continue to affect the Chinese automotive and mobility markets in the future, which would in turn have a material adverse impact on our business.
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
We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party business partners that we collaborate with. Our business depends on our employees and third parties, such as dealers, financial institutions, sales agents and sales representatives, to interact with car buyers, process large numbers of transactions and support the collection process. We could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with car buyers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

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
As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form
20-F
filing for that year. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.
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
Pursuant to the Land Administration Law of the PRC, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. As of December 31, 2020, we have entered into 21 lease agreements with parties who have not produced evidence of proper legal title of the premises. If such parties are not the owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate. Although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages.

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
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, better serve car buyers, and enhance our competitive position. For example, in June 2018, January 2019 and July 2019, we made a series of equity investments in Li Auto. At the end of September 2018, we completed the Acquisition of Shanghai Chejia, which has become our wholly-owned consolidated subsidiary. In 2019, we acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., to operate our insurance brokerage business.
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
In May 2018, our
co-founders
Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders
shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement became effective upon the completion of our initial public offering. As of March 31, 2021, our co-founders
beneficially owned all of 74,978,677 Class B ordinary shares issued and outstanding. In addition, Mr. Lin beneficially owned 1,200,001 Class A ordinary share. Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, while each Class B ordinary share is entitled to 20 votes. As of March 31, 2021, our co-founders
collectively exercised 87.6% of the aggregate voting power of our issued and outstanding share capital. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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
On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain of our officers and employees. In February 2019, we granted another 5,569,105 options to certain eligible employees. In October 2020, we granted 8,353,658 options to certain eligible employees. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. We expect the options granted in May 2018, February 2019 and October 2020 to vest over a four-year period, with 50%, 25% and 25% of the options vesting upon the second, third and fourth anniversary of the grant date, respectively, subject to the conditions provided under the share incentive plan. We recognized RMB78.8 million (US$12.1 million) of share-based compensation expenses in 2020.

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
Cars purchased through our platforms may be defectively designed or manufactured. As a result, we may be exposed to product liability claims relating to personal injury or property damage. Third parties subject to such injury or damage may bring claims or legal proceedings against us because we facilitate the financing or sale of the product. Although we would have legal recourse against the OEMs or dealers under PRC law, attempting to enforce our rights against the OEMs or dealers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to cars purchased through our platforms. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations.
Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions we facilitate. Economic conditions in China are sensitive to global economic conditions. The
COVID-19
pandemic in 2020 has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. As of the date of this annual report, we are unable to assess the full impact of the outbreak on our business, results of operations and financial condition. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the trade and economic policies of the United States government, which have contributed to, among other things, tensions between the United States and its trading partners. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
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
We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Fangda Partners, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms, except that the pledges in respect of our consolidated VIE’s equity interests would not be deemed validly created until they are registered with the local administration for market regulation. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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
The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights and could materially and adversely affect our business, financial condition and results of operations.

The M&A Rules establishes complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement authority when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other governmental autorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to M&A and Overseas Listings.”

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
PRC residents are subject to restrictions and filing requirements when investing in offshore companies. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
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
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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
All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIE. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIE.

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

We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.
Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.
Our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.
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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by
non-U.S.
authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S.
“over-the-counter”
markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive
“non-inspection”
years after the law becomes effective. While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a
“non-inspection”
year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance.If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
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
We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.
Risks Relating to Our ADSs
We have received a notice of
non-compliance
with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs.
On October 24, 2019, we received a notification letter, or the Notification Letter, from the NYSE indicating that we were not in compliance with Section 802.01A of the NYSE Listed Company Manual relating to the continued listing standards for stockholders, including (i) number of total stockholders of at least 400 or (ii) number of total stockholders of at least 1,200, if the average monthly volume is less than 100,000 (for the most recent 12 months). The Notification Letter also required us to provide a business plan that demonstrates how we expect to return to compliance with the relevant standards within a maximum period of 18 months from receipt of the Notification Letter. The Notification Letter did not affect our business operations and did not conflict with or cause an event of default under any of our material debt or other agreements.

The NYSE has accepted our business plan and deemed us to have regained compliance with the NYSE’s continued listing standards. However, there can be no assurance that we will be able to maintain compliance with the relevant requirements in the future. Failure to comply with the NYSE requirements could result in a decline in the price of our ADSs or a decline in investor confidence, which could directly impact our ability to efficiently raise capital. In addition, failure to adhere to NYSE requirements could result in trading suspension or delisting.
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$4.20 to US$19.60 per ADS, and the last reported trading price on April 23, 2021 was US$6.87 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.
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
On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). On April 22, 2020, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 18, 2020 (Eastern Time) to shareholders of record as of the close of trading on May 4, 2020 (Eastern Time). On March 11, 2021, our board of directors approved a special cash dividend of US$0.50 per ordinary share (or US$1.00 per American depositary share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$151.4 million, of which US$147.3 million was paid on April 8, 2021 (Eastern Time) to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we may not pay any additional cash dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2020, we had 224,771,083 Class A ordinary shares and 74,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q,
quarterly certifications by the principal executive and financial officers, or current reports on Form
8-K;
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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
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
We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.
As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE.
For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
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
There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2020, and may be classified as a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition.
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
We began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. We initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through our platform. As of December 31, 2020, our platform had served 1,713,126 car buyers cumulatively since inception, and our dealer network was comprised of 48,487 registered dealers. We have also established partnerships with several financial institutions over time, including WeBank, MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, we have extended our services beyond the facilitation of automotive financing transactions and identified new ways to strengthen our platform and serve our customers. We started to provide automobile trading solutions in 2015 and after-market services facilitation in 2017.

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
We completed the Acquisition of Shanghai Chejia at the end of September 2018. After the completion of the Acquisition, Shanghai Chejia became our wholly-owned consolidated subsidiary. In 2019, we acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., at a total cash consideration of RMB66.1 million. The purpose was to obtain the insurance brokerage license to enhance our after-market services facilitation business.
In June 2018, we, together with other investors, entered into a capital contribution agreement with Beijing Chehejia Information Technology Co., Ltd., or Chehejia, which offers premium smart electric SUVs. We subscribed for less than 1% equity interest in Chehejia at a cash consideration of RMB100.0 million. In January 2019, we subscribed for less than 2% equity interest in Chehejia at a cash consideration of RMB200.0 million. In July 2019, we further subscribed for less than 2% equity interest in Chehejia at a cash consideration of RMB206.3 million. In July 2019, Chehejia undertook a reorganization and became a consolidated variable interest entity of Li Auto, and we received equity interest in Li Auto in connection with such reorganization. Li Auto listed its ADSs on the NASDAQ under the symbol “LI” in July 2020. As of December 31, 2020, we held 39,194,413 Class A ordinary shares of Li Auto.
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
Overview
Who We Are
We are a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. Our platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. We have extensive, technology-enabled service offerings that cover each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation services, and post-sale after-market services facilitation.

Our Vision and Roadmap to Our Vision
Our vision is to make automotive transactions simpler, easier and more pleasant. Automotive financing was originally our entry point to automotive transaction value chain, and by leveraging our deep expertise in automotive financing, we have accumulated core capabilities that allow us to capture opportunities in upstream and downstream of the automotive transaction value chain. For example, our customer acquisition channels include over 48,000 registered dealers, many of which are non-4S
dealers that are under-covered by OEMs. In addition, we also established advanced technology-enabled infrastructure to empower platform participants, such as SaaS solution and CRM system for dealers, as well as automotive distribution network in lower tier cities. Equipped with unique capabilities and expertise in automotive industry, we are well positioned to expand our footprint into automobile trading business and further scale our business.
Our diversified customer acquisition channels enable us to acquire latest and first-hand knowledge of car buyers’ automotive demand and preference. Leveraging our offline service expertise in lower-tier cities, we have built a distribution network that covers critical warehousing and logistics arrangements to realize the “last mile” delivery of transaction. Our industry knowledge, further empowered by technology and data insights, creates opportunities for us to develop a business transition to provide automobile trading solutions. Moreover, automobile trading capabilities enable us to achieve scalability in transaction volume, which is an important factor for attracting new business partners and creating future monetization opportunities. By participating on our scalable platform, our business partners are able to improve their operating efficiency and capture additional business opportunities. Our automotive financing facilitation, after-market service facilitation and other service offerings also can be attached to the automobile trading process, providing a one-stop
platform for all key participants, simple and enjoyable car purchasing experience for car buyers, as well as multiple revenue streams for us.
We have been focusing on building a self-reinforcing ecosystem.
Leveraging our well-established automotive transaction service platform, we are well positioned to engage more industry participants through our platform. As we facilitate more transactions, offer more solutions and services and create more value for them, we benefit from a self-reinforcing virtuous cycle, which further enhances our close-looped ecosystem. As such, we believe we offer core value propositions (i) for car dealers, as we match demand and supply to improve their car sourcing efficiency and enable them to access popular car models to better serve car buyers; (ii) for OEMs, as we expand sales channels to help them reach under-covered geographies through our vast dealer network; and (iii) for car buyers, as they will enjoy simple and pleasant one-stop
car purchasing experience through our solution and service offerings.

Solutions and Service Offerings
We provide three types of services covering each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation and post-sale after-market services facilitation.
Automobile Trading Solutions
Automobile trading solutions will be the key catalyst to fuel our growth in the future. We provide car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. In connection with B2B transactions, we aggregate demand from dealers, make bulk purchase of cars from OEMs and then arrange delivery of cars to the dealers. Our business model is nimble compared to a traditional automobile trading business, which is typically asset-heavy. We only make bulk purchase from OEMs when we have a high level of confidence on downstream demand, and such demand is backed by the deposits the dealers place with us. In addition, with average turnaround time of approximately less than 30 days, we are capable of self-funding the inventory working capital and hence do not have to rely on external leverage. Our ability to source cars from OEMs at attractive price and match demand of car buyers add tremendous value for the dealers in our network, addressing one of their major pain points. As such, this business further increases our market share at such dealers and their loyalty to us.
In B2C transactions, we collaborate with online automotive advertising platforms to help prospective car buyers find suitable cars in our dealer network while providing them with our financing solutions and after-market services. We also collaborate with third-party sales representatives, who identify leads through existing social networks in local communities and guide these leads to designated dealers in the region to convert into actual car purchase as well as other value-added services.
Our customer acquisition channels include both dealer network and third party sales representative. Our dealer network, consisting of over 48,000 registered dealers as of December 31, 2020, places us at the center of automotive transaction value chain and enables us to closely connect with car buyers. In the three months ended December 31, 2020, there were 19,667 active dealers in our dealer network, representing 40.6% of our registered dealers. In addition, we assembled a dedicated team of third-party sales representatives in 2020, which further deepens our coverage in lower-tier cities with more granularities, complementing existing coverage through dealer network. In 2020, our B2B and B2C transactions reached 4,999 new car transactions with a total transaction value of RMB624.8 million (US$95.8 million), representing a significant year-on-year
growth from RMB11.4 million in 2019.

Automotive Financing Facilitation Services
We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or our wholly-owned consolidated subsidiary. We also provide value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We create value proposition for financial institutions, as we bring underserved customers in lower tier cities to financial institutions, as well as offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth
collaboration with 12 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership
model. We also create value proposition for car buyers, as we provide car buyers with comprehensive one-stop
services. We facilitated the financing of 329,293 new and used car purchases with a total amount of financing transactions of RMB27.7 billion (US$4.2 billion) in 2020.
After-market Services Facilitation
We facilitate the sale of insurance policies and other after-market services for car buyers. As of December 31, 2020, we collaborated with 16 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and health insurance, to car buyers. We continue to explore opportunities to facilitate other after-market services on our platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.
New Strategic Initiatives
While we strategically started our business in lower-tier cities with primary focus on new car transactions and collaboration with traditional domestic OEMs, we have been developing new strategic initiatives, including expanding into top-tier
cities to collaborate with 4S dealers, selected
higher-end
brands and new energy vehicle, or NEV, manufacturers. As we witness the emergence of NEVs in the automotive industry as the next-generation trend, we have consistently focused on developing our footprint in the NEV space through several strategic initiatives with NEV manufacturers. We collaborate with some major NEV brands, and our cooperation encompasses loan facilitation, insurance, leasing, as well as other services. NEV manufacturers typically do not have a large offline network. This creates a unique opportunity for us to provide offline services to NEV manufacturers and their customers by realizing the “last mile” of transaction, leveraging our nationwide network, operational expertise and industry knowhow. Moreover, we have steadfastly expanded our dealer coverage into higher-end
market and 4S dealers, as this is a larger addressable market facing a customer base with superior creditworthiness.
We will continue investing and upgrading our dealer SaaS solutions, which cater to evolving needs of car dealers, by improving user interface and developing diversified modules and functions. We plan to improve dealers’ access to car sourcing channels and supply chain financing, as well as helping them to manage inventory and engage potential car buyers. In return, we will be able to acquire first-hand demand information from massive car dealers under our coverage and strengthen our negotiation power with OEMs, eventually resulting in more transactions, more monetization opportunities and enhanced leadership positions in the automotive transaction value chain.

We continuously explore opportunities to collaborate with additional institutional funding partners. Since March 2020, we have collaborated with MYbank to facilitate financing transactions funded by a major commercial bank, and financing transactions facilitated under such arrangement accounted for 35.5% of the total amount of financing transactions facilitated in 2020.
Revenue Model and Financials
We receive sales revenue and fee income for our automobile trading solutions. In automotive financing, we charge financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For our aftermarket services, we earn fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and health insurances. We have experienced strong growth in our results of operations. Our revenues increased by 42.5% from RMB1,440.1 million in 2019 to RMB2,052.4 million (US$314.5million) in 2020. Our net income increased significantly from RMB404.9 million in 2019 to RMB3,373.4 million (US$517.0 million) in 2020.
Solutions and Service Offerings
We provide integrated solutions and services through our technology-enabled platform along the entire automotive transaction value chain. As such, our solutions and service offerings include pre-sale
automobile trading solutions, during-sale automotive financing facilitation and post-sale after-market services facilitation. We primarily enable other platform participants to optimize their operations or secure better terms in transactions. The unique value proposition we bring to platform participants allows us to both solidify existing relationships and attract new participants to our platform. As we serve and interact with different types of platform participants, we gain further insights into them and capture new business opportunities.
Automobile Trading Solutions
We possess a large number of automotive transaction data, as we facilitate the distribution of automotive financing products. Utilizing these data, we are able to provide additional services, including car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. By using our automobile trading solutions, dealers are also able to enjoy economies of scale in vehicle sourcing and logistics management. Similarly, our automobile trading solutions are also powered by our technology platform, aiming to maximize efficiencies.

•
B2B transactions
: Our B2B transaction services enable our registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. We also offer SaaS solutions to strengthen our relationships with dealers. As a comprehensive tool kit to address dealers’ pain points, our SaaS solutions allow dealers to conveniently source cars, manage inventory and engage potential car buyers. We started to significantly expand the number of B2B transactions in the third quarter of 2020. We aim to help non-4S
dealers source cars cost-efficiently and help OEMs better address market demands across China, especially in lower-tier cities. As part of our SaaS solutions, we offer dealers a mobile application on which they can search and view car models available on our platform and place orders. We periodically update the selection of car models based on new car launches and demands by dealers. When placing an order, a dealer is required to pay a deposit, which represents a percentage of the total purchase price. We purchase cars from OEMs based on orders from dealers. Dealers are required to pay purchase prices in full and pick up cars from local warehouses maintained by OEMs or us before specific deadlines. If dealers fail to make timely payments, their deposits are forfeited and we will seek to sell the relevant cars to other buyers.

•
B2C transactions
: As of December 31, 2020, we were in collaboration with six online automotive advertising platforms to facilitate car purchases for car buyers. We assist prospective car buyers to find suitable cars in our vast dealer network according to each car buyer’s unique preference. The service also enables our registered dealers to tap into the large user base of the online automotive advertising platforms. We do not charge car buyers or dealers fees for facilitating B2C transactions. Nonetheless, we generate income by facilitating financing for such B2C transactions. In addition, we also maintain regular contact with prospective car buyers who have indicated interest in purchasing a car but have not been able to locate a suitable one in our dealer network. We aim to convert some of them into our customers in the future. Our frequent contacts with these prospective car buyers and deep insights into their needs may also bring us additional cross-selling opportunities in the future.

Automotive Financing Facilitation Services
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
Services Provided to Financial Institutions

•
Credit origination
: We arrange marketing campaigns of financial institutions’ automotive financing solutions at the sites of our registered dealers. We utilize our sales team, dealer financial managers, sales agents and sales representatives to promote automotive financing solutions and explain the key terms to prospective car buyers. We provide credit application forms to, and collect completed applications from, prospective car buyers. Our technology enables electronic submission of 100% of these credit applications through either mobile applications or webpages by our sales team, dealer financial managers or sales agents. By integrating our IT system with those of financial institutions, we are able to provide them updates as to the number and the amount of financing transactions that we help them underwrite on a real time basis.

•
Credit assessment
: We conduct a thorough credit assessment of each applicant using our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment. We have in-depth
collaboration with financial institutions and incorporate the credit policies and standards of these financial institutions into our credit assessment system. Our IT system is also highly integrated with financial institutions with which we directly collaborate. As such, we provide significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency. For example, it only takes less than two hours on average from submission of credit application to credit decision. In some instances, credit decisions can be provided in less than half an hour.

•
Credit servicing
: Once the credit application is approved, we coordinate with the car buyer and the financial institution to execute the necessary financing documents, in most cases electronically. Upon execution of the financing documents, the financial institution will remit the funds to the relevant dealer to close the transaction. Car buyers are required to designate specific bank accounts to make repayments. We also assist financial institutions in setting up electronic repayment instructions for car buyers to wire the repayments to financial institutions periodically as well as sending periodical reminders to car buyers ahead of each repayment due date. By integrating our IT system with those of financial institutions, we are also able to monitor repayments continuously and share with financial institutions information as to car buyer delinquencies and vehicle locations on a real time basis.

•
Delinquent asset management
: We help financial institutions collect repayments and recover collaterals for financing transactions that have become delinquent, with the aim to cost-effectively recover value. Our delinquent asset management process consists of six distinct stages, namely automated reminders, live phone calls, in-person
visits, recovery, disposal and legal actions. We have established a nationwide network of external counsel to supplement our own resources. Our in-house
team is also closely involved in each stage of the delinquent asset management process to ensure compliance with the relevant laws and regulations.

We charge financial institutions service fees for credit origination, credit assessment and credit servicing. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. We charge certain financial institutions additional fees for our delinquent asset management services.

Services Provided to Car Buyers

•
Automotive Financing Solutions
: We assist car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that we partner with. These automotive financing solutions are structured as either loans or financing leases. We also facilitate financing leases to car buyers through Shanghai Chejia, an entity which became our wholly-owned consolidated subsidiary at the end of September 2018. In 2020, 92.3% of the amount of financing transactions we facilitated were used for purchasing new cars, while the rest were used for used car purchases. The table below sets forth a breakdown of the total amount of financing transactions facilitated by funding sources, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions	19,937,411	91.8	25,969,896	92.6	27,161,201	4,162,636	98.1
Financing transactions funded by Shanghai Chejia	1,781,983	8.2	2,084,397	7.4	536,538	82,228	1.9

Total	21,719,395	100.0	28,054,293	100.0	27,697,739	4,244,864	100.0

The table below sets forth the number of credit applications we processed and the number of financing transactions we facilitated in the periods presented.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
Number of credit applications	128,243	121,307	110,331	173,059	74,339	92,711	131,037	180,811
Number of financing transactions facilitated	99,242	87,947	79,728	123,223	57,905	63,541	86,329	121,518

•
Purchase Facilitation
: Leveraging our knowledge of automotive transactions, we offer car buyers various value-added services associated with purchasing cars with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. Car buyers tend to be unfamiliar with the rules and procedures for making such registrations, and we believe our services significantly improve car buyers’ experience in purchasing cars with financing.

We may charge car buyers a fee for providing value-added services in certain instances. In addition, we recognize leasing income relating to financing leases funded by Shanghai Chejia.
After-market Services Facilitation
Our platform also facilitates after-market services to car buyers, which is primarily comprised of facilitating the sale of insurance policies from insurance brokers or companies. Our scale and our ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled us to negotiate more favorable premium for car buyers. The products currently offered through our platform are accident insurances, automotive insurances and health insurances. We earn service fees for facilitating the sale of such insurance products. We believe we are able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In 2020, we formed a key account sales team and call center, which helped us drive the growth of insurance facilitation business. We will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our Relationships with Our Platform Participants
As the leading automotive transaction service platform in China, we connect dealers, financial institutions, car buyers and other participants such as insurance brokers and companies, online automotive advertising platforms and OEMs. As of December 31, 2020, our platform connected 48,487 registered dealers, 12 third-party financial institutions and 36 other industry participants, and had served 1,713,126 car buyers cumulatively since inception. The scale of our platform has a network effect that further strengthens our ability to serve each party on our platform. We believe that by leveraging our technological capabilities and strong relationships with our customers and business partners, we will be able to transform the automotive and mobility markets in China.
Dealers
Our extensive dealer network is the foundation of our platform, and we closely collaborate with our registered dealers when we provide services to financial institutions and car buyers. At the same time, we help dealers increase their sales and source additional car buyers for them. We also enable B2B transactions for our registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. We launched dealer SaaS solutions in May 2018, which allow dealers to conveniently source cars, manage inventory and engage potential car buyers. Such full-process services significantly strengthen our relationships with dealers, which in turn enhance the value of our platform to financial institutions and car buyers.
As of December 31, 2020, our dealer network was comprised of 48,487 registered dealers. As of the same date, our extensive dealer network covered 344 cities and all province-level administrative regions in China. As of December 31, 2020, 37,916 of our dealers were new car dealers.
We manage our dealer network through a dedicated
in-house
sales team of 2,053 employees as of December 31, 2020. Our sales team is supervised by 20 regional offices, which are in turn supervised by our headquarters. Responsibilities of our sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground
customer support. Responsibilities of regional offices include management of regional dealer networks, management of our sales team and organizing regional marketing campaigns. Responsibilities of our headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. We have implemented an incentive scheme for members of our sales team based on their performance, and we monitor performance data on a real-time basis through our electronic sales management system.

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
Through our sales management system, we constantly monitor and evaluate the performance of all of our registered dealers, including factors such as their productivity and credit quality of financing transactions originated through them. To maintain operational efficiency, we terminate relationships with registered dealers that fail to meet our performance expectations. The following table sets forth the total number of our registered dealers as of the dates indicated and the number of active dealers during the periods indicated as a percentage of the total number of our registered dealers as of the end of such periods.

	As of / in the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
Registered dealers at end of period	47,879	48,367	49,396	49,238	45,688	44,521	46,248	48,487
Active dealers (%)	36.6	35.5	35.1	43.0	32.7	34.3	38.7	40.6
As of December 31, 2020, there were 48,487 dealers in our dealer network, and the number of active dealers in the fourth quarter of 2020 represented 40.6% of the total numbers of dealers as of December 31, 2020.
The following table sets forth a breakdown of the number of registered dealers in our dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2018		2019		2020
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	12,684	27.2	13,536	27.5	13,014	26.8
Lower-tier cities	33,881	72.8	35,702	72.5	35,473	73.2

Total	46,565	100.0	49,238	100.0	48,487	100.0

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

	As of December 31,
	2018		2019		2020
	Number	%	Number	%	Number	%
4S dealers	8,342	17.9	9,231	18.7	9,214	19.0
Non-4S dealers	38,223	82.1	40,007	81.3	39,273	81.0

Total	46,565	100.0	49,238	100.0	48,487	100.0

Our sales team actively manages our dealer network through frequent on-site
visits and timely updates of product offerings on our platform. We manage our dealer network through three models, namely the self-operated sales model, dealer financial manager model and sales agent model.

•
Self-operated sales model
. Under this model, a dealer’s sales personnel makes the initial introduction of our automotive financing solutions to a prospective car buyer. If a prospective car buyer expresses interest in such solutions, the dealer contacts a member of our in-house
sales team, who will come to the dealer’s store and explain the terms of our automotive financing solutions to the prospective car buyer and offers assistance in completing the credit application. Our sales team then uploads the credit application to our online system for our credit assessment team to evaluate.

•
Dealer financial manager model
. A certain number of dealers, especially 4S dealers, employ dealer financial managers, who have received training from us with respect to the automotive financing solutions on our platform. Dealer financial managers are capable of explaining the terms of our automotive financing solutions to prospective car buyers and addressing their questions. As such, our sales team is generally not directly involved in credit origination under this model. The dealer financial managers are responsible for assisting prospective car buyers in completing the credit applications and submitting them to our credit assessment team.

•
Sales agent model
. As we expand into certain cities, we may collaborate with local sales agents that already have established local dealer networks. We provide trainings to sales agents’ employees with respect to the automotive financing solutions on our platform. Sales agents are responsible for explaining the terms of the automotive financing solutions to prospective car buyers and collecting credit applications from them. Our sales staff screens these sales agents to evaluate their qualifications, and we only work with sales agents who we believe will interact with prospective car buyers professionally. Sales agents receive service fees from financial institutions and, in some instances, from us as well. We do not collaborate directly with dealers under this model.

The following table sets forth a breakdown of the number of registered dealers by dealer coverage model, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2018		2019		2020
	Number	%	Number	%	Number	%
Self-operated sales model	41,411	88.9	46,586	94.6	45,990	94.9
Dealer financial manager model	1,055	2.3	879	1.8	1,958	4.0
Sales agent model	4,099	8.8	1,773	3.6	539	1.1

Total	46,565	100.0	49,238	100.0	48,487	100.0

The following table sets forth the breakdown of the total amount of financing transactions we facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions we facilitated, for the periods presented.

	For the year ending December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Self-operated sales model	18,333,271	84.4	26,030,152	92.8	25,364,140	3,887,225	91.6
Dealer financial manager model	1,916,017	8.8	1,555,218	5.5	2,270,661	347,994	8.2
Sales agent model	1,470,106	6.8	468,923	1.7	62,938	9,645	0.2

Total	21,719,395	100.0	28,054,293	100.0	27,697,739	4,244,864	100.0

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

We started to collaborate with independent sales representatives in 2020 to enhance our sales efforts. Sales representatives introduce our solutions, such as automotive finance solutions and insurance facilitation services, to prospective car buyers and car owners and generate leads to our platform. Sales representatives refer prospective car buyers to registered dealers covered under self-operated sales model, where our in-house
sales team assist prospective car buyers to complete credit applications. Sales representatives also help individuals who are interested in the insurance policies on our platform purchase such products through the mobile Internet.
As of December 31, 2020, we were in collaboration with more than 7,000 independent sales representatives. We plan to engage more independent sales representatives in the future. We implement a rigorous screening process, which includes in-person
interviews and background checks, to identify qualified sales representatives. We pay commissions to sales representatives for transactions facilitated by them.
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
Third-party financial institutions fund a major portion of financing transactions that we facilitate to car buyers, and we also facilitate financing leases funded by Shanghai Chejia. We collaborate with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership
model, respectively. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2020, we were in collaboration with 12 third-party financial institutions.
The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	For the year ending December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	10,832,748	49.8	20,851,684	74.4	17,248,796	2,643,494	62.3
Co-partnership model	9,104,663	42.0	5,118,212	18.2	9,912,405	1,519,142	35.8

Total financing transactions funded by third-party financial institutions	19,937,411	91.8	25,969,896	92.6	27,161,201	4,162,636	98.1
Financing transactions funded by Shanghai Chejia	1,781,983	8.2	2,084,397	7.4	536,538	82,228	1.9

Total	21,719,395	100.0	28,054,293	100.0	27,697,739	4,244,864	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	For the year ending December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	20,733,146	60.5	26,734,880	66.8	29,367,657	4,500,791	67.5
Co-partnership model	11,540,508	33.7	10,533,733	26.3	12,311,059	1,886,752	28.3

Total outstanding principal of financing transactions funded by third-party financial institutions	32,273,655	94.2	37,268,613	93.1	41,678,716	6,387,543	95.8
Outstanding principal of financing transactions funded by Shanghai Chejia	1,982,722	5.8	2,763,137	6.9	1,826,119	279,865	4.2

Total	34,256,376	100.0	40,031,750	100.0	43,504,835	6,667,408	100.0

Direct Partnership Model
Under the direct partnership model, we cooperate with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which we would in turn facilitate. Recognizing the strategic value of its commitment, we connect our IT system directly with the financial institution, which allows us to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. We currently maintain such arrangements with 11 financial institutions, such as MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Financing transactions relating to our collaboration with MYbank and Bank of Shanghai accounted for a major portion of the financing transactions facilitated under direct partnership model in 2020.
Pursuant to our agreements with MYbank, we collaborate with MYbank to facilitate financing transactions funded by a major commercial bank for car buyers. We receive service fees for credit origination, credit assessment and credit servicing from MYbank based on a percentage of the outstanding balance of relevant financing transactions. In addition, while MYbank offers such major commercial bank risk assurance up to a certain percentage of the total principal
amount of financing transactions facilitated under such arrangement, we, in turn, are obligated to compensate MYbank for its payouts in connection with such obligation. After making such payment, security interest in the relevant collateral is also transferred to us. The term of the agreement with MYbank is one year from March 2021 and can be automatically renewed for another year.
Pursuant to our agreement with Bank of Shanghai, we receive service fees for credit origination, credit assessment and credit servicing based on a percentage of the total outstanding balance of the relevant financing transactions. In addition, we are obligated to repay the overdue loans upon certain specified events of default by car buyers. After making such payment, security interest in the relevant collateral is also transferred to us. The term of the agreement with Bank of Shanghai has expired in December 31, 2019 and has been automatically renewed for three years. The agreements may be terminated for cause, such as breach of contract or liquidation or dissolution. The agreement with Bank of Shanghai may also be terminated without cause by 90 days’ written notice.

Co-partnership
Model
We started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Such arrangements allow us to expand the number of financial institutions we collaborate with in a highly efficient manner. As of December 31, 2020, we were in collaboration with several financial institutions under the co-partnership
model.
Pursuant to our agreements with WeBank
 renewed
in 2021, WeBank pays us service fees for credit origination, credit assessment and credit servicing based on a percentage of the outstanding balance of relevant financing transactions. In addition, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers up to a certain percentage of the total outstanding amount of financing transactions facilitated under such arrangement. After purchasing such financing receivables, security interest in the relevant collateral is also transferred to us. The agreements’ term will expire in April 2022 and are automatically renewable for one year. The agreements may be terminated by either party for cause, such as breach of contract.
Financing Leases
Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. In 2019 and 2020, the amount of financing leases funded by Shanghai Chejia was RMB2,084.4 million and RMB536.5 million (US$82.2 million), respectively. As of December 31, 2019 and 2020, the outstanding principal of financing leases funded by Shanghai Chejia was RMB2,763.1 million and RMB1,826.1 million (US$279.9 million), respectively.
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
As of December 31, 2020, our platform had served 1,713,126 car buyers cumulatively since inception, and a majority of such car buyers were from lower-tier cities. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities.
We acquire car buyers primarily through our registered dealers. In addition, we collaborate with online automobile advertising platforms and sales representatives in gathering leads. In 2019 and 2020, we facilitated a total of 390,140 and 329,293 of financing transactions, respectively, of which over 99% and 98% came from applicants we engaged through our registered dealers, respectively, with the remainder coming from applicants we engaged online through platforms we collaborate with or offline through sales representatives.

In each of 2019 and 2020, approximately 74% and 68% of car buyers who utilized our automotive financing solutions were married, and approximately 74% and 75% of car buyers who utilized our automotive financing solutions were aged between 20 and 40. In 2019 and 2020, approximately 79% and 76% of car buyers who utilized our automotive financing solutions were male, respectively.
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
Other Platform Partners

•
Insurance Brokers and Companies
: We are able to provide access to a large number of car buyers for insurance brokers and companies, making us a natural and highly efficient partner for them to promote their insurance products. As of December 31, 2020, we were in collaboration with 16 insurance brokers and companies, including our strategic investor, Taikang Life Insurance. The insurance products currently offered through our platform are related to accident insurances, health insurances and automotive insurances. We plan to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•
Online Automotive Advertising Platforms
: We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center, which is staffed with around 140 dedicated employees as of December 31, 2020. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. We fund financing transactions to car buyers engaged online through Shanghai Chejia. We view online automotive advertising platforms as alternative channels to engage car buyers, and we plan to continually explore new opportunities to collaborate with these and other platforms.

•
OEMs
: Some of the financing transactions we facilitate are part of
OEM-sponsored
subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest
financing solutions for car buyers. As of December 31, 2020, 14 OEMs participated in our platform by subsidizing low-interest
financing transactions that we facilitate. Our platform creates significant value for OEMs, as we help them extend their sales channels through our vast dealer network, and our automotive financing solutions make their cars more affordable to prospective car buyers. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy. We started to significantly expand the number of automobile trading transactions in the third quarter of 2020. In connection with such transactions, we purchase cars from OEMs based on orders from dealers and on-sell
cars to the relevant dealers. We aim to help OEMs better address market demands across China, especially in lower-tier cities.

Our Partnership with Didi Chuxing
We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. We expect such strategic partnership to provide us with valuable channels to serve drivers and other participants of Didi Chuxing’s platform in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2020, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.7% of our issued and outstanding shares. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
On July 9, 2018, we and Didi Chuxing entered into a business cooperation agreement, which provides the framework for our strategic partnership. Pursuant to the agreement, the two parties grant each other a priority right with respect to cooperation in the area of automotive financing services, provided that third parties do not offer more favorable terms. In addition, we and Didi Chuxing agree to develop comprehensive solutions that are oriented towards users of Didi Chuxing’s platform in areas such as vehicle sourcing and automotive financing. The two parties will also explore cooperation in certain other areas such as insurance facilitation, GPS installations and big data analysis. The specific terms of cooperation will be provided under separate agreements that we and Didi Chuxing enter into from time to time. As of December 31, 2020, we had established 28 subsidiaries in key ride-sharing cities across China for Didi Chuxing. In 2020, we served 509 licensed Didi Chuxing drivers by providing them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile application. The arrangement offers us new opportunities to facilitate car sales.
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

(5)
The car buyer is required to designate a bank account for repayments and authorize automatic lease payments from such account. The payments are made in monthly installments. We have the right to recover the collateral in the event of default.

(6)	Upon the expiration of the lease term, we transfer the title back to the car buyer, and our security interest in the collateral is also released.
Credit Assessment Model
Credit assessment forms the foundation of our risk management efforts. We take a prudent approach to credit assessment, relying on our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. We continuously refine our credit assessment model, and we aim to maintain low overdue ratios for the financing transactions facilitated through our platform. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.40% and 0.42% as of December 31, 2019 and 2020, respectively.

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
With our credit assessment model, we automatically approved approximately 40.9% of applications, and we automatically rejected approximately 4.3% of applications in 2020. Our credit assessment team, which was comprised of more than 40 experienced reviewers as of December 31, 2020, manually evaluates the rest of the applications. Leveraging their industry experience and insights into borrower behavior, our credit assessment team provides the second line of defense against credit and fraud risk. The additional factors considered in the manual review process include, among others, (i) whether the purchase price for a car is reasonable in light of the prospective car buyer’s background, (ii) the prospective car buyer’s ability to repay and (iii) whether the information provided by the prospective car buyer is consistent with the information collected from third-party sources. Our credit assessment team then makes an assessment based on these additional factors. Without compromise to our risk management, we plan to enhance the level of automation in the credit assessment process, which would enable us to both deliver superior user experience and scale up our business more rapidly.
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
Financing Terms
Financing transactions we facilitate are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Chejia:

•
Down payments
. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2018, 2019 and 2020.

•
Principal
. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB43,400 to RMB75,053 in 2018, RMB49,800 to RMB90,090 in 2019, and RMB54,296 (US$8,321) to RMB102,798 (US$15,754) in 2020.

•
Interest rate
. Annual interest on most of the financing transactions facilitated in 2018 ranged from 10.88% to 11.99%. Annual interest on most of the financing transactions facilitated in 2019 ranged from 8.98% to 11.99%. Annual interest on most of the financing transactions facilitated in 2020 ranged from 8.71% to 9.99%. Besides interest, financial institutions do not charge car buyers additional fees.

•
Installments
. Each car buyer may repay in monthly installments over a period ranging from one to five years. The combined total represents the principal and interest charged to the car buyer. The car buyer is required to designate a bank account for repayments and authorize automatic payments from this account.

•
Prepayment
. Each car buyer who wishes to pay off the outstanding principal before maturity is charged a prepayment fee. The fee is based on a percentage of the outstanding principal amount at the time of prepayment.

•	Late payment penalty fee . A penalty fee for late payment is laid out in the agreement and imposed based on the outstanding principal amount and number of days that a payment is overdue.
In the event of delinquency, the financing terms are not allowed to be restructured.
Delinquent Asset Management
Our delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders . During the first five days after a delinquency occurs, we send automated text messages and make automated phone calls as reminders.

(2)
Live phone calls
. If the delinquency continues for more than five days, members of our delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.

(3)
In-person
visits
. If the delinquency continues for more than 15 days, we may conduct in-person
visits when we determine such measures are warranted. Around 50 members of our delinquent asset management team are responsible for this task. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral.

(4)
Recovery
. If a car buyer is unable make repayments, we may negotiate with the car buyer and settle the outstanding amount by recovering the car collateral. For the financing transactions funded by financial institutions, we obtain their authorizations before recovering the car collateral.

(5)
Disposal
. After a car is recovered, we store it in a warehouse to prevent its value from further deteriorating. To cover our nationwide operations, we leased 16 warehouses across China as of December 31, 2020, 15 of which were tended to by our own employees. We conduct on-site
visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft.

(6)
Legal actions
. If we are unable to recover collateral from a delinquent borrower, we may commence a lawsuit against the borrower. We have access to a nationwide network of external counsel who can represent us on such lawsuits at a reasonable cost. We view the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Our Technology System
Our technology system, which supports all key operations of our platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Our technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. We have collected approximately 51 terabytes of data through telematics devices as of December 31, 2020, and we typically receive over 12,000 data points every second. Built on modular architecture, our system can easily expand to enable new business functions, connect new platform participants, as well as collect information from and interact with these new participants. Supported by our technology system, we received 100% of our credit applications electronically in 2020. Such credit applications may be uploaded through our WeChat platform, our proprietary mobile applications or in-store
terminals. Our technology system also allowed us to achieve high operational efficiency.
Technology is embedded into each of our business lines’ operational processes, including:

•
Integration with financial institutions
. Our IT system is highly integrated with those of financial institutions with which we directly collaborate. It typically takes us two months to establish an integrated connection with a financial institution’s core banking system. The system integration enables us to transmit applicant data and our credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly credit repayment data to us, in each case on a real time basis. Powered by this system, it only takes less than two hours on average from submission of credit application to provision of credit decision. In some instances, credit decisions can be provided in less than half an hour. With the help of repayment data provided by financial institutions, we are also able to commence collection efforts in a timely manner.

•	Mobile applications . We have developed various mobile applications for our platform participants, some of which are set forth in the table below:

Mobile Application	User Type	Main Functions
Cango Car Loan	Car buyers	Car buyers can select cars available on our dealer network as well as submit credit applications to purchase these cars with financing leases offered by Shanghai Chejia.

Car Owner eGeneration	Car buyers	We provide information relating to insurance products and financing solutions we facilitate. We also provide customer support, traffic infraction inquiries, vehicle valuation and other services through this mobile application.

Cango Financial Services	Our sales team, dealer financial managers and sales agents	Users of the mobile application are able to receive real time updates for automotive financing solutions on our platform. They can also verify prospective car buyers’ identities using facial recognition function, submit credit applications, receive credit decisions and arrange for electronic signing of financing transaction documents through this mobile application.

Our in-house sales team uses the mobile application to engage new dealers and monitor existing dealers’ sales efforts.

We also utilize the mobile application to assign tasks to personnel involved in our sales efforts and monitor the status of our sales efforts based on 42 parameters.

Jingang—Warehousing	Warehouse staff	The mobile application allows us to effectively manage warehouse staff. We send notices before delivering recovered cars to the warehouses. The warehouse staff provide us with confirmations when they receive the cars. We also notify the warehouse staff when we need to deliver the cars to the relevant purchasers or car buyers.

Cango GPS	Our delinquent asset management team	Users of the mobile application are able to locate the collateral to facilitate the delinquent asset management process.

•
Credit assessment and data security
. Our credit assessment model is based on various algorithms such as the gradient boosting decision tree and processes a large amount of data we collect from car buyers, both directly from their applications and indirectly from third-party sources with their consent. Our credit decision engine was customized by our own research and development team based on our car buyer base. We are in the process of developing a control platform to monitor credit risk on a real-time basis. To prevent identity theft, we utilize facial recognition technology, through which we compare an applicant’s image in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. We store our data and transmit it to financial institutions in an encrypted form. We have also created controls to limit employee access to such information and monitor access.

•
Dealer SaaS Solutions
. In May 2018, we launched dealer SaaS solutions as a comprehensive tool kit to address dealers’ pain points. Our SaaS solutions allow dealers to conveniently (i) source cars from our platform, (ii) manage inventory on their enterprise resource planning systems and (iii) engage potential car buyers through embedded mini-programs on the WeChat social network platform.

•
Telematics
. Certain cars purchased through our platform come with a telematics device. Our technology system is integrated with these telematics devices, which enable us to not only locate the collaterals but also collect a massive volume of car location data. We believe this data enable us to enhance our services offered and empower us to explore new business opportunities, such as offering usage-based insurance. We have collected approximately 51 terabytes of data through telematics devices as of December 31, 2020, and we typically receive over 12,000 data points every second.

Additionally, we have focused on developing infrastructure technologies in three major areas to support the overall business functions, including cloud computing, distributed architecture and big data analysis
.
Cloud computing:
Our technology system is deployed and our data is maintained through a customized cloud computing system. We have established a hyper-converged infrastructure that is supported by 160 high-performance physical servers and 550 high-performance virtual servers as of December 31, 2020. We utilize the hyper-converged infrastructure for all service interfaces and core applications in our technology system. Cloud computing enables us to maintain flexibility in allocating our IT resources with improved manageability and lower labor cost. Thus, we can more rapidly adjust resources to meet the significant growth of our business.
Distributed architecture:
We establish micro-service interfaces using a distributed architecture, which is supported by virtualization technology. Our distributed architecture enables us to expand our technology system rapidly and achieve high concurrence capabilities. As of December 31, 2020, we had over 48,000 data points per second parallel processing capability. Built with flexibility to connect with both internal and external systems, our micro-service interfaces allow us to effectively integrate our IT system with those of financial institutions. We plan to gradually apply distributed architecture to our entire technology system in order to support the development of new services and business relationships.
Big data analytics:
We collect a massive volume of data from car buyers through the credit application process as well as telematics devices. We also collect data from third party sources with car buyers’ consents. As of December 31, 2020, we had a database over 25 terabytes of automotive financing application data covering 2,463,646 applicants with at least 200 variables for each of them. We continuously enhance our level of automation through big data analysis and machine learning. Leveraging our massive database, we aim to expand the application of big data analysis in the key aspects of our operations, such as sales, credit assessment and delinquent asset management, while staying within the scope of car buyers’ consents.
Our research and development department comprised 144 employees as of December 31, 2020, including core team members with extensive experience with leading Internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

Competition
The automotive transaction industry in China is large yet competitive. We compete against automotive transaction platforms that connect various players across the automotive transaction value chain in automotive and automotive-related transaction facilitation. Within automotive financing as a subset of this, we compete against players such as Yixin Group. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading automotive transaction service platform in China, we believe that our self-reinforcing platform, end-to-end
service model, large and powerful dealer network and visionary and experienced management team make our platform more attractive and efficient to each type of participants we collaborate with, providing us with a competitive advantage over existing and potential competitors.
Intellectual Property
We regard our trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. We have registered seven trademarks in the PRC, including “CANGO Management 灿谷管理”. We are the registered holder of 29 domain names in the PRC, including cangoonline.com and autohomefinance.com. We have 30 registered software copyrights relating to our mobile applications.
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
Insurance
We provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man
insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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
In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, or the New Administrative Measures, which aim to strengthen the regulation of financing lease companies. The New Administrative Measures clarify and enumerate the scopes of the financing lease business activities, the leased properties and the activities prohibited to be conducted by the financing lease companies, and set forth the regulatory indexes applicable to financing lease companies including, among others, (i) the assets for financial leasing and other lease arrangements accounting for not less than 60% of the total assets of a financial leasing company; (ii) the risk assets of a financing lease company not exceeding eight times of its total net assets, and the term “risk assets” of a financing lease company refers to its total assets, net of cash, bank deposits, Chinese treasury bonds; (iii) the fixed-income securities investment business carried out by a financial leasing company not exceeding 20% of its net assets. The New Administrative Measures also provide that a financial leasing company established before the implementation of these measures including us shall meet the relevant requirements within the transition period prescribed by the relevant provincial financial regulatory authority, which in principle will not exceed three years, subject to extention by the provincial financial regulatory authorities. In addition, the New Administrative Measures require provincial governments to formulate local implementing rules in accordance with the measures, make appropriate adjustments to the regulatory standards according to the local conditions, and report the same to the CBIRC for record-filing.

The PRC Civil Code promulgated by the National People’s Congress effective from January 1, 2021 regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 15 of the PRC Civil Code sets forth related rules about financing lease contracts including that financing lease contracts shall be in written form and normally include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease. The PRC Civil Code further provides that the lessor and the lessee may agree on the ownership of the leased property upon expiry of the lease term. If the ownership of the leased property is not or is not clearly agreed between the parties, and is still cannot be determined pursuant to the PRC Civil Code, the leased property shall be owned by the lessor.
Shanghai Chejia, our proprietary financing lease subsidiary, utilizing our own capital to fund financing leases to car buyers, has obtained the approval to operate financing lease business as issued by the MOFCOM.
Regulation Related to Intermediation
An intermediation contract under the PRC Civil Code is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting financial institutions with individual car buyers may constitute an intermediary service, and our service agreements with financial institutions may be deemed as intermediation contracts. Pursuant to the PRC Civil Code, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
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
The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry
national treatment and negative list shall be applied for the administration of foreign investment, where
“pre-entry
national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, as promuldated by the National Development and Reform Commission and the MOFCOM on June 23, 2020 and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version) as promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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
Foreign Investment Restriction on VATS
According to the 2020 Negative List and other related laws and regulations, industries such as VATS (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones.
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
On December 17, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which took effect on February 1, 2021. The Online Insurance Measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and their self-operated online platforms, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, the Online Insurance Measures provide that insurance institutions shall sell the Internet insurance products or provide insurance brokerage and insurance adjustment services through their self-operated online platforms or the self-operated online platforms of other insurance institutions, and the insurance application page must belong to the self-operated online platforms of insurance institutions. If an insurance intermediary conducts the Internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the Internet insurance business shall submit information related to its self-operated online platforms, Internet insurance products, cooperative sales channels, and related changes to the relevant information system of the relevant regulatory authority. An insurance institution shall submit a report on the operation of the Internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Online Insurance Measures, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Online Insurance Measures, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the self-operated network platform within 12 months thereafter. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to other regulatory measures.

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
Regulation Related to Intellectual Property Rights
The SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and last revised in November 2020 (this amendment will take effect on June 1, 2021), with its implementation rules adopted in 1991 and revised in 2013, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.
The PRC Trademark Law, adopted in 1982 and last revised in 2019, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks.
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
On March 30, 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial
enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

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

Regulation Related to M&A and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval.
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

(2)
Includes 25 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.

(3)
Primarily involved in the operation of our automobile trading, including purchasing cars from OEMs to facilitate the sales of such cars to our registered dealers. One subsidiary, Shanghai Quanpin Insurance Brokerage Co., Ltd., wholly owns Fushun Insurance Brokerage Co., Ltd., which operates our insurance brokerage business.

(4)
Includes 28 subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, our consolidate VIE, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is our wholly-owned consolidated subsidiary.

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

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements, each shareholder of Shanghai Cango, other than Taikang Life Insurance Co. Ltd., has pledged all of such shareholder’s equity interest in Shanghai Cango as a security interest, as applicable, to respectively guarantee Shanghai Cango and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Shanghai Cango or any of its shareholders breaches their contractual obligations under these agreements, Can Gu Long, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Can Gu Long’s rights include being paid in priority with the equity interest of Shanghai Cango based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Shanghai Cango agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Can Gu Long, except for the performance of the relevant contractual agreement. Can Gu Long is entitled to collect dividends distributed on the equity interest of Shanghai Cango, and Shanghai Cango’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Can Gu Long. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid. We have registered pledges of equity interest of shareholders other than the Taikang Life Insurance Co., Ltd. in Shanghai Cango with the relevant offices of the administration for market regulation in accordance with the PRC Civil Code.
Power of Attorney
. Pursuant to the power of attorney, each shareholder of Shanghai Cango has irrevocably authorized Can Gu Long to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Cango during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Cango, including without limitation to: (1) attending shareholders’ meetings of Shanghai Cango; (2) exercising all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and Shanghai Cango’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole; and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Shanghai Cango. During the period that such shareholders remains a shareholder of Shanghai Cango, the power of attorney shall be irrevocable and continuously effective and valid from the date of execution of the power of attorney.

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries
Exclusive Business Cooperation Agreement
. Under the exclusive business cooperation agreement, Shanghai Cango appoints Can Gu Long as its exclusive services provider to provide Shanghai Cango with comprehensive technical support, consulting services and other services during the term of the exclusive business cooperation agreement. In consideration of the services provided by Can Gu Long, Shanghai Cango shall pay Can Gu Long fees equal to 100% of the consolidated basis net income of Shanghai Cango, which equals the balance of the gross income less the costs of Shanghai Cango acceptable to Can Gu Long and Shanghai Cango. Can Gu Long shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreement. In addition, Shanghai Cango grants to Can Gu Long an irrevocable and exclusive option to purchase from Shanghai Cango, Shanghai Chejia and any other subsidiary controlled by Shanghai Cango, at Can Gu Long’s sole discretion, any or all of the assets and business of Shanghai Cango, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive business cooperation agreement or terminated in writing by Can Gu Long, the exclusive cooperation agreement shall remain effective.
Agreements that Provides Us with the Option to Purchase the Equity Interest in Shanghai Cango
Exclusive Option Agreement
. Pursuant to the exclusive option agreement, each of Shanghai Cango’s shareholders have irrevocably granted Can Gu Long an irrevocable and exclusive right to purchase, or designate one or more persons agreed by the board of directors of Can Gu Long to purchase the equity interests in Shanghai Cango then held by its shareholders once or at multiple times at any time in part or in whole at Can Gu Long’s sole and absolute discretion to the extent permitted by PRC law. The minimum price regulated by PRC law shall be the purchase price. Shanghai Cango and its shareholders have agreed that, without Can Gu Long’s prior written consent, Shanghai Cango shall not in any manner supplement, change or amend the articles of association of Shanghai Cango, increase or decrease its registered capital, change its structure of registered capital in other manners, sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Shanghai Cango held by such shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement and the power of attorney. Shanghai Cango’s shareholders shall promptly donate any profit, interest, dividend or proceeds of liquidation to Can Gu Long or any other person designated by Can Gu Long to the extent permitted under applicable PRC laws. This agreement will remain effective until all equity interests of Shanghai Cango held by its shareholders have been transferred or assigned to Can Gu Long or its designated person(s).
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
Our corporate headquarters is located in Shanghai, China, where we lease approximately 7,328 square meters of office space. We also maintain leased properties of approximately 7,089 square meters of office space in 20 other cities as our regional offices. In addition, we leased approximately 15,100 square meters of 16 warehouses in 16 provinces of China. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

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
Overview
We are a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. Our platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. We have extensive, technology-enabled service offerings that cover each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation services, and post-sale after-market services facilitation.

Automobile Trading Solutions
Automobile trading solutions will be the key catalyst to fuel our growth in the future. We enable B2B and B2C transactions among platform participants. In B2B transactions, we enable transactions among dealers, as well as that between dealers and OEMs by taking limited inventory risk, as we firstly aggregate demand from dealers, and then make bulk purchase of cars from OEMs and arrange delivery of cars to the dealers. In B2C transactions, we collaborate with online automotive advertising platforms to help prospective car buyers find suitable cars in our dealer network while providing them with our financing solutions and after-market services. Our customer acquisition channels include both dealer network and third party sales representative. Our dealer network, consisting of over 48,000 registered dealers as of December 31, 2020, places us at the center of automotive transaction value chain and enables us to closely connect with car buyers. In the three months ended December 31, 2020, there were 19,667 active dealers in our dealer network, representing 40.6% of our registered dealers. In addition, we assembled a dedicated team of third-party sales representatives in 2020, which further deepens our coverage in lower-tier cities with more granularities, complementing existing coverage through dealer network. In 2020, our B2B and B2C transactions reached 4,999 new car transactions with a total transaction value of RMB624.8 million (US$95.8 million), representing a significant year-on-year
growth from RMB11.4 million in 2019.
Automotive Financing Facilitation Services
We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or our wholly-owned consolidated subsidiary. We also provide value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We create value proposition for financial institutions, as we bring underserved customers in lower tier cities to financial institutions, as well as offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth
collaboration with 12 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership
model. We also create value proposition for car buyers, as we provide car buyers with comprehensive one-stop
services.We facilitated the financing of 329,293 new and used car purchases with a total amount of financing transactions of RMB27.7 billion (US$4.2 billion) in 2020.
After-market Services Facilitation
We facilitate the sale of insurance policies and other after-market services for car buyers. As of December 31, 2020, we collaborated with 16 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and health insurance, to car buyers. We continue to explore opportunities to facilitate other after-market services on our platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.
We continuously explore opportunities to collaborate with additional institutional funding partners. Since March 2020, we have collaborated with MYbank to facilitate financing transactions funded by a major commercial bank, and financing transactions facilitated under such arrangement accounted for 35.5% of the total amount of financing transactions facilitated in 2020.

We receive sales revenue and fee income for our automobile trading solutions. In automotive financing facilitation, we charge financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For our after-market services facilitation, we earn fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and health insurances. We have experienced strong growth in our results of operations. Our revenues increased by 42.5% from RMB1,440.1 million in 2019 to RMB2,052.4 million (US$314.5million) in 2020. Our net income increased significantly from RMB404.9 million in 2019 to RMB3,373.4 million (US$517.0 million) in 2020.
Key Factors Affecting Our Results of Operations
Our Solution and Service Offerings and Pricing
Our revenue growth depends on our ability to improve existing solutions and services provided, continue identifying evolving business needs, refine our collaboration models with business partners and provide value-added services. Our revenue growth also depends on our abilities to effectively price our solutions and services and monetize new business opportunities. We historically derived a major portion of our revenues from automotive financing facilitation services. As such, our financial performance depends in part on our ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. The pricing of automotive financing solutions provided to car buyers are based on our recommendations to financial institutions, the internal strategies of financial institutions and market interest rates. Our ability to price our solutions and services competitively enables us to attract car buyers, dealers and other industry participants and further grow our platform. Furthermore, our product designs affect the type of car buyers that our automotive financing solutions attract, which in turn affects our credit performance.
In 2019, we accelerated the growth of our after-market service facilitation business by actively refining our cross-selling strategy, particularly relating to automotive insurances. We are also in the process of expanding and monetizing our automobile trading solutions. We take a proprietary inventory position of cars and sell such cars to dealers. Such business initiatives, and our ability to execute them, may affect the growth of our business and profitability. Since our new solution and service offerings may have different pricing strategies and cost structures, expansion of our business and changes to our revenue mix may affect our financial position and profitability.
As a result of the Acquisition, we have started to consolidate the results of operations of Shanghai Chejia and recognize leasing income as part of our revenue since the end of September 2018. The amount of financing transactions funded by Shanghai Chejia decreased from RMB2,084.4 million in 2019 to RMB536.5 million (US$82.2 million) in 2020.

Car Buyer Engagement and Dealer Network
Our revenue growth has been largely driven by the expansion of our car buyer base and the corresponding increase in the amount of automotive financing solutions facilitated through our platform. We engage car buyers primarily through our network of registered dealers. Our ability to expand our car buyer base depends on the size and quality of our network of registered dealers as well as our ability to expand such network nationwide in China. We plan to further expand our dealer network and strengthen our partnerships with existing dealers. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution. Commissions paid by us are recorded as our cost of revenue. Our costs related to car buyer engagement also consist of personnel costs of our direct sales team, which was comprised of over 2,000 professionals as of December 31, 2020 and is responsible for either directly managing our registered dealers or providing training and supervision to dealer financial managers employed by our registered dealers or sales agents. Our ability to deploy our direct sales team to manage our registered dealer network in a cost-efficient manner will affect our financial performance.
We also collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. In addition, we started to collaborate with sales representatives in 2020 to enhance our sales efforts. Sales representatives introduce our solutions to prospective car buyers and car owners and generate leads to our platform. Our success in such collaborations will affect our ability to broaden our prospective car buyer base in a cost-efficient manner.
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
Ability to Perform Credit Assessment and Delinquent Asset Management Effectively
We historically derived substantially all of our revenues from automotive financing facilitation services, which primarily include credit origination, credit assessment, credit servicing and delinquent asset management for financial institutions. Although financial institutions have their own risk management procedures and make the ultimate decisions as to credit approvals, the default of a financing transaction facilitated through our platform may still cause us reputational damage or direct economic loss, depending on the funding model for the relevant automotive financing solutions. The quality of our risk management efforts thus affects our results of operations.
Our arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on our financial position and results of operations for such period. We are not obligated to bear credit risk for financing transactions funded by certain financial institutions. Nonetheless, any increase in overdue ratio experienced by such financial institutions with respect to financing transactions facilitated through our platform may affect its willingness to participate on our platform. Under our arrangements with certain other financial institutions, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. The proportion of financing transactions under such arrangement may increase in the future. As a result of the Acquisition, we record financing lease receivables in relation to financing leases funded by Shanghai Chejia on our consolidated balance sheet. As such, we bear credit risk as to such financing leases. We may expand the amount of financing leases provided by Shanghai Chejia, which will increase our exposure to credit risk.
After a delinquency occurs, we aim to collect repayments and/or recover the car collateral from the car buyer. We rely on our delinquent asset management team to collect repayments and recover the car collateral at different stages of delinquent asset management process. Our ability to collect repayments and recover car collaterals in a cost-effective way may affect our relationships with financial institutions and/or results of operations.
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
The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
Number of financing transactions facilitated	356,576	390,140	329,293
Number of B2B and B2C transactions	66	118	4,999
The table below sets forth a breakdown for the amount of financing transactions we facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Outstanding principal of financing transactions facilitated	34,256,376	40,031,750	43,504,835	6,667,408
Amount of financing transactions facilitated	21,719,395	28,054,293	27,697,739	4,244,864
We define “financing transactions” as loans and financing leases. Financing transactions we facilitate include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions we facilitated in a specified period;

Credit Performance Metrics
As of December 31, 2020, the total outstanding balance of financing transactions for which we are not obligated to bear credit risk was RMB15.9 billion (US$2.4 billion), representing 36.5% of the total outstanding balance of financing transactions we facilitated. The remainder was funded by either (i) financial institutions from which we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, our wholly-owned consolidated subsidiary.
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

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2018				2019				2020
	(%)
M1+ overdue ratio	1.09	0.92	0.83	0.74	0.77	0.72	0.85	0.85	2.00	1.59	1.11	0.98
M3+ overdue ratio	0.46	0.46	0.36	0.37	0.37	0.30	0.33	0.40	0.56	0.84	0.53	0.42
M1+ overdue ratio increased from 0.85% as of December 31, 2019 to 0.98% as of December 31, 2020, and M3+ overdue ratio increased from 0.40% as of December 31, 2019 to 0.42% as of December 31, 2020, which is consistent with the conditions in China’s consumer credit market in 2020, as the
COVID-19
pandemic adversely affected borrowers’ ability to repay.
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

	As of / in the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	129,935	173,210	259,952	39,839
Fair value of risk assurance liabilities upon the inception of new loans	121,329	166,911	348,921	53,475
Performed risk assurance liabilities	(77,700)	(114,427)	(150,313)	(23,036)
Net loss/(gain) on risk assurance liabilities	(354)	34,258	2,268	348

Balance at the closing of the period	173,210	259,952	460,829	70,625

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
When we perform our risk assurance obligation upon a car buyer’s default, we record a corresponding deduction to risk assurance liabilities. Prior to the launch of co-partnership
model, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We also performed our risk assurance obligation through purchasing financing receivables. Since the third quarter of 2017, we have recorded additional financing receivables as we purchase such financing receivables upon certain specified events of car buyers’ defaults. Upon recovery of a car, we derecognize the financing receivable and record the recovered car at its estimated fair value, less cost to sell, as other non-current
assets on the consolidated balance sheet.
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
Components of Results of Operations
Revenues
Our revenues mainly consist of loan facilitation income and other related income, leasing income, after-market services income, automobile trading income and others. We generate loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers. Our leasing income relates to financing lease payments from car buyers to Shanghai Chejia. Our after-market services income relates to our facilitation of the sale of insurance policies and delinquent asset management services. Our automobile trading income relates to our automobile trading solutions.

The following table sets forth components of our revenues, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Loan facilitation income and other related income	916,280	84.0	913,837	63.5	891,837	136,680	43.5
Leasing income	59,093	5.4	300,078	20.8	286,079	43,844	13.9
After-market services income	100,053	9.2	205,998	14.3	241,193	36,964	11.8
Automobile trading income	6,584	0.6	11,414	0.8	624,774	95,751	30.4
Others	9,403	0.9	8,742	0.6	8,549	1,310	0.4

Total	1,091,414	100.0	1,440,069	100.0	2,052,432	314,549	100.0

Operating Cost and Expenses
Our operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for credit losses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	430,059	39.4	539,267	37.4	1,098,121	168,294	53.5
Sales and marketing	167,244	15.3	192,811	13.4	195,894	30,022	9.5
General and administrative	151,076	13.8	236,551	16.4	265,691	40,719	12.9
Research and development	46,709	4.3	57,406	4.0	62,596	9,593	3.0
Net loss/(gain) on risk assurance liabilities	(354)	(0.0)	34,258	2.4	2,268	348	0.1
Provision for credit losses	19,960	1.8	56,479	3.9	109,565	16,792	5.3

Total	814,695	74.6	1,116,772	77.5	1,734,135	265,768	84.5

Cost of Revenue
Our cost of revenue consists of (i) cost of vehicle (ii) commission paid to car dealerships, (iii) cost for staff responsible for risk management and delinquent asset management, (iv) incentive fee to sales staff, (v) leasing interest and (vi) others. The following table sets forth components of our cost of revenue, both in absolute amount and as a percentage of our revenues, for the periods presented. Primarily as a result of the increase in cost of revenue from cost of vehicle, other components of cost of revenue each decreased as a percentage of cost of revenues in the full year of 2020, compared to the full year of 2019.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Cost of vehicle	6,597	0.6	11,176	0.8	619,227	94,901	30.2
Leasing interest expense	21,223	1.9	116,966	8.1	132,323	20,279	6.4
Commission to car dealerships	203,846	18.7	158,101	11.0	117,986	18,082	5.7
Staff incentive	71,539	6.6	98,173	6.8	84,047	12,881	4.1
Staff cost	59,631	5.5	72,999	5.1	73,975	11,337	3.6
Others	67,223	6.2	81,852	5.7	70,563	10,814	3.4

Total	430,059	39.4	539,267	37.4	1,098,121	168,294	53.5

Cost of vehicle increased from RMB11.2 million in 2019 to RMB619.2 million (US$94.9 million). This was primarily due to the increase in the amount of automobile trading transactions.
Commission paid to car dealerships decreased from RMB158.1 million in 2019 to RMB118.0 million (US$18.1 million) in 2020. This was due to the decrease in the average commission rate in 2020. Commission paid to car dealerships decreased from RMB203.8 million in 2018 to RMB158.1 million in 2019. The decrease was primarily due to the lower average amount of commission paid to dealers in each financing transaction as dealers charged borrowers directly in certain financing transactions where the interest rates or service fee rates were relatively lower.
Staff cost consists of compensation for employees responsible for risk management and delinquent asset management. Staff cost was RMB73.0 million in 2019 and RMB74.0 million (US$11.3 million) in 2020 respectively. Staff cost increased from RMB59.6 million in 2018 to RMB73.0 million in 2019, which was in line with the increase in the number of our employees, and staff cost as a percentage of our revenues decreased from 5.5% to 5.1% during the same period, primarily due to economies of scale.
Staff incentive consists of incentive fee to our sales staff. Staff incentive decreased from RMB98.2 million in 2019 to RMB84.0 million (US$12.9 million) in 2020, which was in line with the decrease in the number of financing transactions. Staff incentive increased from RMB71.5 million in 2018 to RMB98.2 million in 2019, and it as a percentage of our revenue increased from 6.6% to 6.8% in the same period due to increases in both (i) transaction volume and (ii) average incentive.
Leasing interest expense increased from RMB117.0 million in 2019 to RMB132.3 million (US$20.3 million) in 2020, primarily due to the fact that we financed more financing leases with borrowings. Leasing interest expense increased from RMB21.2 million in 2018 to RMB117.0 million in 2019, primarily due to an increase in the amount of finance leases funded by Shanghai Chejia in 2019.
Other costs are primarily comprised of cost for telematics devices, cost for collection, as well as other ordinary course expenses. Other costs decreased from RMB81.9 million in 2019 to RMB70.6 million (US$10.8 million) in 2020, primarily due to the decrease in GPS cost. Other costs increased from RMB67.2 million in 2018 to RMB81.9 million in 2019, and other costs as a percentage of our revenues decreased from 6.2% to 5.7% during the same period, primarily due to economies of scale.

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
China
Generally, our subsidiary and consolidated variable interest entity in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. In November 2018, Shanghai Cango received the High and New Technology Enterprise certificate and is entitled to enjoy a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020
.
We are subject to VAT at a rate of 6% on the services we provide to customers, and VAT at a rate of 13% on our sales of products starting from April 1, 2019 (such rate was 16% from May 1, 2018 to April 1, 2019), less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.
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
Revenue Recognition
Our revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) finance lease services, 3) after-market services facilitation services, and 4) automobile trading income, 5) other income.
On January 1, 2019, we adopted ASC 606,
Revenue from Contracts with Customers
, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting under ASC 605,
Revenue recognition.
The cumulative effect of adopting ASC 606 resulted in an increase of RMB17,585,853 to the opening balance of retained earnings at January 1, 2019. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). We determine revenue recognition through the following steps:

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
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2018, 2019 and 2020 is RMB93,873,096, RMB86,251,498 and RMB73,775,464 (US$11,306,585), respectively.
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
After-market insurance facilitation service mainly involve facilitating accident insurances, automobile insurances, and health insurances. We first allocate the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market insurance facilitation service. After-market insurance facilitation service income is recognized at the point of time facilitation services are performed
After-market car recovery and disposal services income mainly include delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when we deliver the relevant service.
Automobile trading transaction
We provide car trading services as a principal in which we purchase vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from us to the customers when the vehicles are delivered and their titles are passed on to the customers.
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
Derivative Instruments
In 2019, we entered into cross-currency interest rate swap contracts that allow us to buy US Dollars at a pre-determined
exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was RMB311.6 million and nil as of December 31, 2019 and 2020, respectively. The cross-currency interest rate swap contracts matured in July 2020.
We account for the cross-currency interest rate swap contract in accordance with ASC 815, Derivatives and hedging. The cross-currency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the condensed consolidated balance sheets. We estimate the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cash flow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other expense in the condensed consolidated statement of comprehensive income for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2019 and 2020, the unrealized losses recognized in the comprehensive income related to the cross-currency interest rate swap contract were RMB3.3 million and nil, respectively.

The cross-currency interest rate swap contract may expose us to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. We mitigate this credit risk by transacting with major financial institutions with high credit ratings. We did not pledge cash collateral for our cross-currency interest rate swap contract as of December 31, 2019 and 2020.
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
We apply the provisions of ASC 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2018, 2019 and 2020, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.
Allowance for finance lease receivables
The allowance for finance lease receivables is calculated using the probability of default (“PD”) and loss given default (“LGD”) model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model takes into consideration factors of historical delinquency migration to loss and loss given default. We adjust the allowance that is determined by the PD and LGD model for various qualitative factors, including gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we have determined the balance is uncollectable. In general, we consider finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; or (iv) the collateral are physically recovered.

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
Stock Option Plan 2018
On May 25, 2018, the board of directors of Cango Inc. approved the employee stock option plan, or the ESOP, for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations, and approved 27,845,526 of share options under the ESOP. The exercise price for such options was initially set at US$1.7951 per share. In March 2021, we adjusted the option exercise price to US$1.2951 per share due to the cash dividend paid in April 2021. Options under the ESOP vest over a total period of four years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with us, unless otherwise determined by the ESOP’s administrator.
In May 2018, we granted 5,569,105 options to purchase ordinary shares to certain eligible employees. In February 2019, we granted another 5,569,105 options. In October 2020, we granted 8,353,658 options to certain eligible employees.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. Assumptions are summarized in the following table:

	As of
	25-May-18	15-Feb-19	15-Oct-20
Risk-free interest rate (%)	2.93	2.66	0.74
Volatility (%)	38.7	38.7	37.6
Expected exercise multiple	2.8	2.3	2.3
Dividend yield	Nil	Nil	Nil
Expected life (in years)	10	10	10
Exercise price (US$)	1.7951	1.7951	1.7951
Fair value of ordinary shares (RMB)	37.82	26.8	19.03
We recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB33.4 million, RMB82.3 million and RMB78.8 million (US$12.1 million) for 2018, 2019 and 2020, respectively.
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
We recognized RMB78.8 million (US$12.1 million) of share-based compensation expenses in 2020.
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
Prior to our initial public offering, the estimated fair value of our ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. Upon the completion of our initial public offering, the estimated fair value of our ordinary shares is based on our share price.
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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Loan facilitation income and other related income	916,280	84.0	913,837	63.5	891,837	136,680	43.5
Leasing income	59,093	5.4	300,078	20.8	286,079	43,844	13.9
After-market services income	100,053	9.2	205,998	14.3	241,193	36,964	11.8
Automobile trading income	6,584	0.6	11,414	0.8	624,774	95,751	30.4
Others	9,403	0.9	8,742	0.6	8,549	1,310	0.4

Total revenues	1,091,414	100.0	1,440,069	100.0	2,052,432	314,549	100.0
Operating cost and expenses:
Cost of revenue	430,059	39.4	539,267	37.4	1,098,121	168,294	53.5
Sales and marketing	167,244	15.3	192,811	13.4	195,894	30,022	9.5
General and administrative	151,076	13.8	236,551	16.4	265,691	40,719	12.9
Research and development	46,709	4.3	57,406	4.0	62,596	9,593	3.0
Net (gain) loss on risk assurance liabilities	(354)	(0.0)	34,258	2.4	2,268	348	0.1
Provision for credit losses	19,960	1.8	56,479	3.9	109,565	16,792	5.3

Total operating cost and expenses	814,695	74.6	1,116,772	77.5	1,734,135	265,768	84.5

Income from operations	276,720	25.4	323,296	22.5	318,297	48,781	15.5

Interest and investment income	61,465	5.6	96,005	6.7	72,807	11,158	3.5
Income/(loss) from equity method investments	42,685	3.9	(926)	(0.1)	—	—	—
Fair value change of equity investment	—	—	41,582	2.9	3,315,476	508,119	161.5
Interest expense	(19,011)	(1.7)	(13,458)	(0.9)	(2,759)	(423)	(0.1)
Foreign exchange gain (loss), net	1,447	0.1	5,141	0.4	(8,848)	(1,356)	(0.4)
Other income, net	32,701	3.0	41,300	2.9	49,139	7,531	2.4
Other expenses	—	—	(5,121)	(0.4)	(838)	(128)	(0.0)

Net income before income taxes	396,007	36.3	487,819	33.9	3,743,274	573,682	182.4
Income tax expenses	(89,083)	(8.2)	(82,960)	(5.8)	(369,854)	(56,683)	(18.0)

Net income	306,924	28.1	404,859	28.1	3,373,420	516,999	164.4

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Less: Net income attributable to the non-controlling interest shareholders	4,232	0.4	13,945	1.0	3,902	598	0.2

Net income attributable to Cango Inc.’s ordinary shareholders	302,692	27.7	390,914	27.1	3,369,518	516,401	164.2

Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019
Revenues.
Our revenues increased from RMB1,440.1 million in 2019 to RMB2,052.4 million (US$314.5 million) in 2020, which was primarily due to (i) an increase of RMB613.4 million (US$94.0 million) in automobile trading income as we started to significantly expand our automobile trading solutions in the third quarter of 2020, and (ii) an increase of RMB35.2 million (US$5.4 million) in after-market services income from RMB 206.0 million in 2019 to RMB241.2 million (US$37.0 million) in 2020 primarily because we refined our cross-selling strategy to drive growth. The increase was partially offset by (i) a decrease of RMB22.0 million (US$3.4 million) in loan facilitation income and other related income from RMB913.8 million in 2019 to RMB891.8 million (US$136.7 million) in 2020, and (ii) a decrease of RMB14.0 million (US$2.1 million) in leasing income from RMB300.1 million in 2019 to RMB286.1 million (US$43.8 million) in 2020.
Operating cost and expenses
. Our total operating cost and expenses increased from RMB1,116.8 million in 2019 to RMB1,734.1 million (US$265.8 million) in 2020, primarily attributable to the increase in cost of revenue. Primarily as a result of the increase in revenues from automobile trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the full year of 2020, compared to full year of 2019

•
Cost of revenue
. Our cost of revenue increased from RMB539.3 million in 2019 to RMB1,098.1 million (US$168.3 million) in 2020, while our cost of revenue as a percentage of our revenues increased from 37.4% to 53.5% during the same period. The increase in percentage relative to our revenue was due to an increase in the cost of vehicle as we started to significantly expand our automobile trading solutions in the third quarter of 2020.

•
Sales and marketing
. Our sales and marketing expenses increased RMB192.8 million in 2019 to RMB195.9 million (US$30.0 million) in 2020. Our sales and marketing expenses as a percentage of our revenues was 9.5% in 2020, compared to 13.4% in 2019.

•
General and administrative
. Our general and administrative expenses increased from RMB236.6 million in 2019 to RMB265.7 million (US$40.7 million) in 2020. The increase was primarily due to an increase in average compensation for general and administrative staff. Our general and administrative expenses as a percentage of our revenues was 12.9% in 2020, compared to 16.4% in 2019.

•
Research and development
. Our research and development expenses increased from RMB57.4 million in 2019 to RMB62.6 million (US$9.6 million) in 2020. The increase in research and development expenses was primarily due to an increase in average compensation for research and development staff. Our research and development expenses as a percentage of our revenues was 3.0% in 2020, compared to 4.0% in 2019.

•	Net (gain)/loss on risk assurance liabilities . We recorded net loss on risk assurance liabilities of RMB2.3 million (US$0.3 million) in 2020.

•
Provision for credit losses
. Our provision for credit losses increased from RMB56.5 million in 2019 to RMB109.6 million (US$16.8 million) in 2020 due to an increase in the financing receivables we purchased from financial institutions as a result of the increase in the amount of financing transactions for which we have risk assurance obligation.

Interest and investment income
. We recognized a net amount of interest and investment income of RMB96.0 million in 2019 from cash management as well as the consolidation of trusts, ABS and ABN that invested in asset-backed securities allocated in 2019. We recognized a net amount of interest and investment income of RMB72.8 million (US$11.2 million) in 2020 from cash management as well as the consolidation of trusts, ABS and ABN that invested in asset-backed securities allocated in 2020.
Fair value change of equity investment.
We recognized a gain of RMB41.6 million in 2019 and RMB3,315.5 million (US$508.1 million) in 2020, respectively, due to a fair value increase of our equity investment in Li Auto. The Company’s investee, Li Auto Inc. (“Li Auto”), has been listed on the Nasdaq Global Select Market since July 30, 2020. As of December 31, 2020, Cango held 39,194,413 Class A ordinary shares of Li Auto.
Income/(loss) from equity method investments
. We recognized a loss from equity method investments of RMB0.9 million in 2019 and nil in 2020, respectively.
Interest expense
. We recognized interest expense of RMB13.5 million in 2019 and RMB2.8 million (US$0.4 million) in 2020, respectively. The interest expense decreased upon the maturity of certain asset-backed securities.
Foreign exchange gain/(loss), net
. We recognized a net amount of foreign exchange gain of RMB5.1 million in 2019 while we recognized foreign exchange loss of RMB8.8 million (US$1.4 million) in 2020, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in
capital denominated in U.S. dollars.
Other income, net
. Our other income increased from RMB41.3 million in 2019 to RMB49.1 million (US$7.5 million) in 2020, primarily due to the ADR program commission rebated from Citibank.

Income tax expenses.
Our income tax expenses increased from RMB83.0 million in 2019 to RMB369.9 million (US$56.7 million) in 2020, primarily due to an increase in our taxable income.
Net income
. As a result of the foregoing, our net income increased from RMB404.9 million in 2019 to RMB3,373.4 million (US$517.0 million) in 2020.
Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018
Revenues.
Our revenues increased from RMB1,091.4 million in 2018 to RMB1,440.1 million in 2019, which was primarily due to (i) an increase of RMB241.0 million in leasing income from RMB59.1 million in 2018 to RMB300.1 million in 2019, which was primarily due to an increase in the amount of finance leases funded by Shanghai Chejia in 2019, and (ii) an increase of RMB105.9 million in after-market services income from RMB100.1 million in 2018 to RMB 206.0 million in 2019 primarily because we refined our cross-selling strategy to drive growth. The increase was partially offset by a decrease of RMB2.5 million in loan facilitation income and other related income from RMB916.3 million in 2018 to RMB913.8 million in 2019, as a result of the change in accounting policy from ASC605 to ASC 606, under which we recognized lower loan facilitation income and other related income than that we would have recognized under ASC 605.
Operating cost and expenses
. Our total operating cost and expenses increased from RMB814.7 million in 2018 to RMB1,116.8 million in 2019, primarily attributable to the increase in cost of revenue, sales and marketing expenses, general and administrative expenses as well as research and development expenses.

•
Cost of revenue
. Our cost of revenue increased from RMB430.1 million in 2018 to RMB539.3 million in 2019 while our cost of revenue as a percentage of our revenues decreased from 39.4% to 37.4% during the same period. The decrease in percentage relative to our revenue was due to the successful implementation of a series of cost control initiatives and our increased leverage as a result of our growing economies of scale.

•
Sales and marketing
. Our sales and marketing expenses increased from RMB167.2 million in 2018 to RMB192.8 million in 2019. Our sales and marketing expenses as a percentage of our revenues decreased from 15.3% to 13.4% during the same period. The increase in sales and marketing expenses was in line with the increase in transaction volume. The decrease in percentage relative to our revenue illustrated our commitment to improving our sales and marketing efficiency while continuing to drive revenue growth.

•
General and administrative
. Our general and administrative expenses increased from RMB151.1 million in 2018 to RMB236.6 million in 2019. Our general and administrative expenses as a percentage of our revenues increased from 13.8% to 16.4% during the same period. The increase was primarily due to an increase in our share-based compensation expenses.

•
Research and development
. Our research and development expenses increased from RMB46.7 million in 2018 to RMB57.4 million in 2019. Our research and development expenses as a percentage of our revenues decreased from 4.3% to 4.0% during the same period. The increase in research and development expenses was primarily due to an increase in average compensation for research and development staff. The decrease in percentage relative to our revenue was due to economies of scale.

•	Net (gain)/loss on risk assurance liabilities . We recorded net loss on risk assurance liabilities of RMB34.3 million in 2019 due to an increase in fair value of risk assurance of liabilities.

•
Provision for credit losses
. Our provision for credit losses increased from RMB20.0 million in 2018 to RMB56.5 million in 2019 due to (i) an increase in the financing receivables we purchased from financial institutions as a result of the increase in the amount of financing transactions for which we have risk assurance obligation and (ii) the expansion of finance leases funded by Shanghai Chejia in 2019.

Interest and investment income
. We recognized a net amount of interest and investment income of RMB61.5 million in 2018 from cash management. We recognized a net amount of interest and investment income of RMB96.0 million in 2019 from cash management as well as the consolidation of trusts, ABS and ABN that invested in asset-backed securities allocated in 2019.
Income/(loss) from equity method investments
. We recognized a gain from equity method investments of RMB42.7 million in 2018. We recognized a loss from equity method investments of RMB0.9 million in 2019.
Fair value change of equity investment.
We recognized nil in 2018 and a gain of RMB41.6 million in 2019, due to a fair value increase of our equity investment in Li Auto. In the annual report on the Form 20-F for the year ended December 31, 2019, the fair value change of our equity investment in Li Auto of RMB41.6 million was recorded under other income rather than fair value change of equity investment.
Interest expense
. We recognized interest expense of RMB19.0 million in 2018. We recognized interest expense of RMB13.5 million in 2019. The interest expense decreased upon the maturity of certain asset-backed securities.
Foreign exchange gain/(loss), net
. We recognized a net amount of foreign exchange gain of RMB1.4 million in 2018. We recognized a net amount of foreign exchange gain of RMB5.1 million in 2019, primarily due to appreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in
capital denominated in U.S. dollars.
Other income
. Our other income increased from RMB32.7 million in 2018 to RMB41.3 million in 2019. In the annual report on the Form 20-F for the year ended December 31, 2019, we recognized other income of RMB82.9 million in 2019, because the fair value change of our equity investment in Li Auto of RMB41.6 million was recorded under other income rather than fair value change of equity investment.
Income tax expenses.
Our income tax expenses decreased from RMB89.1 million in 2018 to RMB83.0 million in 2019, primarily due to a decrease in the effective tax rate.
Net income
. As a result of the foregoing, our net income increased from RMB306.9 million in 2018 to RMB404.9 million in 2019.

B.	Liquidity and Capital Resources
Our primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.
In 2018 and 2019, net cash provided by operating activities was RMB184.8 million and RMB422.9 million, respectively. In 2020, net cash used in operating activities was RMB621.6 million (US$95.3 million).
As of December 31, 2020, we had cash and cash equivalents of approximately RMB1,426.9 million (US$218.7 million), as compared to cash and cash equivalents of approximately RMB2,002.3 million as of December 31, 2019.
As of December 31, 2020, we had restricted cash of RMB888.0 million (US$136.1 million). Restricted cash represents cash deposited with the respective financial institutions, and to a lesser extent, cash held as collateral for short-term borrowings. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from our deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by us after a specified delinquency period. Such restricted cash is not available to fund our general liquidity needs.
As of December 31, 2020, we had short-term debts of RMB355.8 million (US$54.5 million) and long-term debts of RMB2,206.6 million (US$388.2 million), including long-term debts - current of RMB1,228.8 million (US$188.3 million) and long-term borrowings – non-current of RMB977.8 million (US$149.9 million). Our credit agreements do not contain any material debt covenants.
In March 2020, Shanghai Chejia entered into a credit agreement with Bank of Shanghai Huarui Co., Ltd., which allows us to borrow up to RMB100.0 million (US$15.3 million). The agreement provides for a fixed interest rate of 6.8% per annum and a term of one year. As of December 31, 2020, the outstanding amount under such credit agreement was RMB5.0 million (US$0.8 million).
In September 2020, Shanghai Chejia entered into a credit agreement with CITIC Bank, which allows us to borrow up to approximately RMB200.0 million (US$30.7 million) with a term of one year and interest rates to be determined at each drawdown. As of December 31, 2020, the outstanding amount under such credit agreement was approximately RMB200.0 million (US$30.7 million) in aggregate with interest rates ranging from 3.4% to 4.6%.
In September 2020, Shanghai Chejia entered into a credit agreement with Bank of Shanghai Co., Ltd., which allows us to borrow up to RMB700.0 million (US$107.3 million) with a fixed interest rate of 5.6% and a term of one year. As of December 31, 2020, the outstanding amount under such credit agreement was RMB120.0 million (US$18.4 million).
In December 2019, Shanghai Chejia entered into a credit agreement with Bank of China, which allows us to borrow up to RMB100.0 million in aggregate with a fixed interest rate of 4.75% and a term of three years. As of December 31, 2020, the outstanding amount under such credit agreements was RMB64.0 million (US$9.8 million).

Shanghai Chejia also obtains debt financing from several other institutions. For further information as to our short-term and long-term debts, see Note 10 to our audited financial statements included elsewhere in this annual report.
In May 2019, Shanghai Chejia completed the issuance of RMB189 million aggregate principal amount of asset-backed notes, or ABNs, and such ABNs were listed on China’s Inter-bank Bond Market. In August 2019, Shanghai Chejia completed the issuance of RMB555.88 million aggregate principal amount of asset-backed securities, or ABSs, and such ABSs were listed on the Shanghai Stock Exchange. In November 2019, Shanghai Chejia completed the issuance of RMB665 million aggregate principal amount of ABSs, and such ABSs were listed on the Shenzhen Stock Exchange.
In January 2020, Shanghai Chejia received approval from the Shenzhen Stock Exchange for a shelf offering of up to RMB3 billion of ABSs, under its ABS issuance plan. The underlying assets of the ABSs consist of Shanghai Chejia’s finance lease receivables and other related security interests under Shanghai Chejia’s lease contracts with its lessees. In March 2020, Shanghai Chejia completed the issuance of RMB964 million (US$147.7 million) aggregate principal amount of ABSs, and such ABSs were listed on the Shenzhen Stock Exchange. Third parties purchased RMB750 million (US$114.9 million) senior A tranche ABSs and RMB80 million (US$12.3 million) senior B tranche ABSs, respectively representing 77.8% and 8.3% of the aggregate principal amount of ABSs issued in March 2020. We purchased all RMB134 million (US$20.5 million) subordinated tranche ABSs, representing 13.9% of the aggregate principal amount ABSs issued in March 2020.
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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	184,786	422,895	(621,612)	(95,266)
Net cash provided by/ (used in) investing activities	(1,638,647)	(1,198,406)	(493,563)	(75,642)
Net cash provided by (used in) financing activities	4,091,130	730,548	(380,822)	(58,364)
Cash, cash equivalents and restricted cash at beginning of the year	1,132,684	3,880,429	3,846,983	589,576
Cash, cash equivalents and restricted cash at end of the year	3,880,429	3,846,983	2,314,892	354,773
Operating Activities
Net cash used in operating activities was RMB621.6 million (US$95.3 million) in 2020, primarily due to net income of RMB3,373.4 million (US$517.0 million), adjusted for (i) fair value change of equity investment of RMB3,315.5 million (US$508.1 million), (ii) deferred income tax expense of RMB248.2 million (US$38.0 million), (iii) provision for credit losses of RMB109.6 million (US$16.8 million), (iv) share-based compensation expense of RMB78.8 million (US$12.1 million), and (v) changes in working capital. Adjustment for changes in working capital primarily include consisted of (i) an increase in risk assurance liabilities of RMB198.6 million (US$30.4 million) due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation, and (ii) an increase in other current and non-current
liabilities of RMB52.8 million (US$8.1 million) due to the prepayments paid by dealers in connection with our automobile trading solutions. Such changes in working capital were partially offset by (i) an increase in other current and non-current
assets of RMB695.0 million (US$106.5 million), which was primarily due to the prepayment paid to OEMs in connection with our automobile trading solutions, as well as the deposit paid to Mybank in connection with our cooperation with it, and (ii) an increase in financing receivables of RMB83.2 million (US$12.7 million) due to an increase in the financing receivables we purchased upon certain specified events of car buyers’ defaults.
Net cash provided by operating activities was RMB422.9 million in 2019, primarily due to net income of RMB404.9 million, adjusted for (i) loss on risk assurance liabilities of RMB34.3 million, (ii) provision for credit losses of RMB56.5 million, (iii) fair value change of equity investment with no readily determinable fair value under measurement alternative of RMB41.6 million, (iv) share-based compensation expense of RMB82.3 million, (v) deferred income tax benefit of RMB9.0 million and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of an increase in risk assurance liabilities of RMB52.5 million due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation. Such changes in working capital were partially offset by (i) an increase in other current and non-current
assets of RMB56.8 million, which was primarily due to prepayment of such amount, and (ii) an increase in accounts receivable relating to service fees from financial institutions, as under certain arrangements, the payment term was longer.

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
Investing Activities
Net cash used in investing activities was RMB493.6 million (US$75.6 million) in 2020, which was primarily attributable to (i) origination of finance lease receivables of RMB2,256.4 million (US$345.8 million), and (ii) purchase of short-term investments of RMB1,116.8 million (US$171.2 million) in wealth management products which are primarily invested in various types of debt securities, which was partially offset by (i) repayments of finance lease receivables of RMB1,839.8 million (US$282.0 million), and (ii) proceeds from redemption of short-term investments of RMB1,020.7 million (US$156.4 million).
Net cash used in investing activities was RMB1,198.4 million in 2019, which was primarily attributable to (i) purchase of short-term investments of RMB7,613.4 million in wealth management products which are primarily invested in various types of debt securities, (ii) origination of finance lease receivables of RMB2,071.7 million and (iii) purchase of long-term investments of RMB406.3 million, including equity investments without readily determinable fair value and available-for-sale
debt securities, which was partially offset by (i) proceeds from redemption of short-term investments of RMB7,295.0 million, and (ii) repayments of finance lease receivables of RMB1,358.8 million.
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

Financing Activities
Net cash used in financing activities was RMB380.8 million (US$58.4 million) in 2020, which was primarily attributable to repayment of borrowings of RMB3,416.2 million (US$523.6 million) and distribution to shareholders of RMB267.2 million (US$41.0 million), which was partially offset by proceeds from borrowings of RMB3,369.7 million (US$516.4 million).
Net cash provided by financing activities was RMB730.5 million in 2019, which was primarily attributable to proceeds from borrowings of RMB2,695.4 million, which was partially offset by repayment of borrowings of RMB1,686.5 million and distribution to shareholders of RMB257.1 million.
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
Capital Expenditures
We made capital expenditures of RMB14.4 million, RMB43.0 million and RMB5.4 million (US$0.8 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.
Commitments
The following table set forth our indebtedness and contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 –5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts – non current	1,094,258	167,702	62,364	1,031,894	—	—
Operating lease commitments	132,088	20,243	17,380	26,085	26,533	62,090

Total	1,226,346	187,945	79,744	1,057,979	26,533	62,090

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

Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
Recent Accounting Pronouncements
Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development
We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.
Our research and development expenses were RMB46.7 million, RMB57.4 million and RMB62.6 million (US$9.6 million) in 2018, 2019 and 2020, respectively.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements
We have entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions we facilitate. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2020, risk assurance liabilities related to such arrangement were RMB460.8 million (US$70.6 million). As of December 31, 2020, the maximum potential undiscounted future payment we would be required to make was RMB14,540.2 million (US$2,228.4 million).

F.	Tabular Disclosure of Contractual Obligations
The following table set forth our indebtedness and contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term debts – non-current	1,094,258	167,702	62,364	1,031,894	—	—
Operating lease commitments	132,088	20,243	17,380	26,085	26,533	62,090

Total	1,226,346	187,945	79,744	1,057,979	26,533	62,090

G.	Safe Harbor
See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of December 31, 2020.

Name	Age	Position/Title
Xiaojun Zhang	49	Co-founder and chairman
Jiayuan Lin	52	Co-founder, director and chief executive officer
Langlang Zhou	40	Director
Yongyi Zhang	48	Chief financial officer and director
Xiaoyu Liu	38	Director
Zhipeng Song	36	Director
Chi Ming Lee	68	Independent director
Dongsheng Zhou	53	Independent director
Rong Liu	72	Independent director
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
The business address for all of our executive officers and directors is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.

B.	Compensation
Compensation
In 2020, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB26.5 million (US$4.1 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
Granted Options
In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain eligible employees. In February 2019, we granted another 5,569,105 options. In October 2020, we granted 8,353,658 options. We recognized RMB78.8 million (US$12.1 million) of share-based compensation expenses in 2020. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan. As of December 31, 2020, 18,510,727 options remained outstanding.
The table below summarizes, as of March 31, 2021, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awards	Option Exercise Price (US$)**	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman	5,233,862	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Jiayuan Lin	Chief executive officer and director	5,331,362	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Yongyi Zhang	Chief financial officer and director	*	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Zhipeng Song	Director	*	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.
**	In March 2021, we adjusted the option exercise price to US$1.2951 per share due to the cash dividend paid in April 2021.
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
Series A-1
Purchase Price was determined through arms-length negotiation with investors and represented the fair market value of the registered capital of Shanghai Cango as of March 21, 2017. Having taken into account of our Offshore Restructuring, which resulted in Cango Inc. becoming our ultimate holding company, we determined that the
Series A-1
Purchase Price be equivalent to US$1.7951 per share for the purpose of setting the exercise price of our stock options. We believe US$1.7951 per share represented the fair market value of ordinary shares of Cango Inc. as of March 21, 2017 on a retroactive basis. In March 2021, we adjusted the option exercise price to US$1.2951 per share due to the cash dividend paid in April 2021.

We estimate the fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. As of December 31, 2020, total unrecognized compensation expense relating to unvested share options was RMB104.38 million (US$16 million). The expense for the first batch granted in May 2018 is expected to be recognized over a weighted-average period of 0.92 years, the expense for the second batch granted in February 2019 is expected to be recognized over a weighted-average period of 1.18 years, the expense for the third batch granted in October 2020 is expected to be recognized over a weighted-average period of 1.74 years.

C.	Board Practices
Our board of directors consisted of nine directors as of December 31, 2020. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
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
Terms of Directors and Executive Officers
Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.
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
As of December 31, 2018, 2019 and 2020, we had a total of 3,327, 3,189 and 3,009 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

Function	Number of Employees	% of Total
Sales and marketing	2,053	68.2
Operations	364	12.1
Risk management	233	7.7
General administration	215	7.2
Research and development	144	4.8

Total	3,009	100.0

As of December 31, 2020, 935 of our employees were based in Shanghai. The rest of our employees were based in 20 other cities across China.
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
As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete
agreements with our employees. The
non-compete
restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her
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
As of March 31, 2021, the total number of ordinary shares outstanding is 291,908,888, comprising 216,930,211 Class A ordinary shares and 74,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares		Class B ordinary shares	Percentage of total outstanding ordinary shares on an as-converted basis		Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang (1)		***	38,275,787	13.7		44.7
Jiayuan Lin (2)	3,286,367		36,702,890	13.6		42.9
Langlang Zhou	—		—	—		—
Yongyi Zhang		***	—		***		***
Xiaoyu Liu	—		—	—		—
Zhipeng Song		***	—		***		***
Chi Ming Lee	—		—	—		—
Dongsheng Zhou	—		—	—		—
Rong Liu	—		—	—		—

Directors and Executive Officers as a Group	5,803,543		74,978,677	27.2		87.5
Principal Shareholders:
Lin Entities (3)	3,286,367		36,702,890	13.6		42.9
WP Fintech (4)	53,431,124		—	18.3		3.1
Eagle Central Holding Limited (5)		***	38,275,787	13.7		44.7
Tencent Mobility Limited (6)	31,603,196		—	10.8		1.8
Didi Chuxing (7)	28,376,116		—	9.7		1.7
Taikang Offshore Entities (8)	16,217,006		—	5.6		0.9

*	The business address for our directors and executive officers is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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
(1)
Represents (i) 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central, and (ii) a number of Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire upon exercise of the options within 60 days. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 5 below. In addition, Eagle Central is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 10 below.

(2)
Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, (ii) 36,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise, (iii) 1,200,000 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise, and (iv) a number of Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire upon exercise of the options within 60 days. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below. In addition, Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 10 below.

(3)
Represents (i) 1 Class A ordinary share that is held by Medway Brilliant, (ii) 36,702,890 Class B ordinary shares that are held by Traveler Enterprise, and (iii) 1,200,000 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Traveler Enterprise is a limited liability company established in the British Virgin Islands. Traveler Enterprise is controlled by Traveler Trust, a trust established under the laws of Guernsey. Mr. Jiayuan Lin is the settlor of Traveler Trust, and Mr. Lin and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in our company. The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

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

(6)
Represents 31,603,196 Class A ordinary shares held by Tencent Mobility Limited. Information regarding beneficial ownership is based on (i) the information contained in the Schedule 13G reported as of December 31, 2018 and filed by Tencent Mobility Limited with SEC on February 1, 2019, and (ii) the fact that Tencent Mobility Limited cancelled and surrendered one Class A ordinary share in May 2020. Tencent Mobility Limited is a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

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

In May 2018, our
co-founders
Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2021, the co-founders
collectively exercised 87.6% of the aggregate voting power of our issued and outstanding share capital.
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
We recognized RMB14.9 million of revenues relating to service fees for automotive financing facilitation services provided to Shanghai Chejia in 2018.
We recognized interest income of RMB2.2 million, nil and nil relating to interest due from Shanghai Chejia in 2018, 2019 and 2020, respectively.
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
Amounts due to Jiayuan Lin were nil, nil and nil as of December 31, 2018, 2019 and 2020, respectively. We recognized interest income of RMB0.8 million, nil and nil relating to interest due from Mr. Jiayuan Lin in 2018, 2019 and 2020, respectively.
Amounts due to Shanghai Wangjin were nil, nil and nil as of December 31, 2018, 2019 and 2020, respectively. We recognized interest income of RMB0.4 million, nil and nil relating to interest due from Shanghai Wangjin in 2018, 2019 and 2020, respectively.
Strategic Cooperation with Didi Chuxing
We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company, and as of December 31, 2020, it beneficially owned 28,376,116 Class A ordinary shares, representing 9.7% of our issued and outstanding shares. For further information, see “Principal Shareholders.”
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

We served 509 licensed Didi Chuxing drivers in 2020 by providing them with comprehensive solutions including automotive financing and insurance facilitation. In addition, Didi Chuxing’s users and drivers who plan to purchase cars can access our services through Didi Chuxing’s mobile app. The arrangement offers us new opportunities to facilitate car sales and automotive financing transactions.
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
Dividend Policy
On March 11, 2021, our board of directors approved a special cash dividend of US$0.50 per ordinary share (or US$1.00 per American depositary share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$151.4 million, of which US$147.3 million was paid on April 8, 2021 (Eastern Time) to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). On April 22, 2020, our board of directors approved a special dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 18, 2020 (Eastern Time) to shareholders of record as of the close of trading on May 4, 2020 (Eastern Time). On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). Nonetheless, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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
People’s Republic of China Taxation
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
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
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
With respect to
non-corporate
United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”
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
In addition, notwithstanding the foregoing,
non-corporate
United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2020, and may be classified as a PFIC in future taxable years.

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
For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.
There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2020, and may be classified as a PFIC in future taxable years.
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

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
Foreign Exchange Risk
All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had foreign exchange gain of RMB1.4 million in 2018, foreign exchange gain of RMB5.1 million in 2019 and foreign exchange loss of RMB8.8 million (US$1.4 million) in 2020.
Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we have entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined
exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2018, 2019 and 2020.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year
period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
Payments by Depositary
As of December 31, 2020, we received US$1.4 million payment from Citibank, N.A., the depositary bank for our ADR program.
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
As of December 31, 2020, we had used approximately US$9.6 million of the net proceeds received from our initial public offering to satisfy working capital needs.

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
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
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

	For the Year Ended December 31,
	2019	2020
	(In thousands of US dollars)
Audit Fees (1)	919	1,085
Tax Fees	—	—

All Other Fees	—	—

Total	919	1,085

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from June 5, 2019 to March 31, 2021:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
June 5, 2019 through June 30, 2019	—		—	—	US$	10.0 million
July 2019	431,556	US$	6.95	431,556	US$	7.0 million
August 1, 2019 through April 30, 2020	—		—	—	US$	7.0 million
May 2020	1,398,516	US$	5.00	1,830,072	US$	0.0 million
Marh 2, 2021 through March 14, 2021	—		—	—	US$	50.0 million
March 2021	4,189,888	US$	9.14	6,019,960	US$	11.7 million
Total	6,019,960	US$	8.02	6,019,960	US$	11.7 million

(1)	Each of our ADSs represents two Class A ordinary shares.

(2)
We announced a share repurchase program approved by our board of directors on June 5, 2019, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. We announced another share repurchase program approved by our board of directors on March 2, 2021, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
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
Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management
directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Cango Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document
4.4	Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.7	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.8	Service Agreement, dated January 31, 2017, between Jincheng Bank Co., Ltd. (“Jincheng Bank”) and Shanghai Cango (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.9	Cooperation Agreement (undated) between Jincheng Bank and Shanghai Cango relating to the Outsourcing of Onsite Collection and Disposal Business (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.10	Automotive Financing Business Cooperation Agreement, dated April 4, 2018, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.11	Equity Interest Transfer Agreement, dated September 19, 2017, among Autohome Financing Hong Kong Limited, Express Group Development Limited, Shanghai Cango and Beijing Cheerbright Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document
4.12	Share Purchase Agreement, dated March 23, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13	Share Purchase Agreement, dated June 4, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.14	Equity Interest Transfer Agreement, dated May 10, 2018, between Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.) and Shanghai Cango (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.15	Share Purchase Agreement, dated April 24, 2018, between Paradigm Malls Group Limited and Shanghai Cango (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.16	Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.17*	Cooperation Agreement on Automobile Finance Business, dated April 30, 2020, between WeBank and Shanghai Cango

4.18*†	Automobile Finance Guarantee Contract, dated January 25, 2021, among WeBank, Shanghai Cango and Cango Financing Guarantee Co., Ltd.

4.19*†	Automobile Finance Project Cooperation Agreement, dated March 24, 2020, among Shanghai Cango, Chongqing Wantang Information Technology Co., Ltd. and MYbank

4.20*†	Automobile Finance Project Counter-guarantee Agreement, dated March 24, 2020, between Cango Financing Guarantee Co., Ltd. and MYbank

4.21*†	Personal Consumer Loan Business Cooperation Agreement, dated July 31, 2018, among Puxi Branch of Bank of Shanghai Co., Ltd., Shanghai Chejia and Shanghai Cango

8.1*	List of Subsidiaries

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in accordance with instruction 4 to Item 19 of Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Chairman
Date: April 27, 2021

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cango Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Shanghai, the People’s Republic of China
April 27, 2021

CANGO INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2019	2020
	Note	RMB	RMB	US$
ASSETS
Current assets (including RMB644,451,710 and RMB605,970,437 (US$92,869,033) from consolidated trusts, ABSs and ABN as of December 31, 2019 and 2020, respectively):
Cash and cash equivalents		2,002,314,688	1,426,899,576	218,681,927
Restricted cash – current		970,993,759	9,693,008	1,485,518
Short-term investments	3	597,265,740	4,342,356,612	665,495,266
Accounts receivable, net of allowance of RMB nil and RMB nil (US$ nil) as of December 31, 2019 and 2020, respectively	4	148,562,946	141,594,170	21,700,256
Finance lease receivables - current, net of allowance of RMB11,988,564 and RMB18,097,313 (US$2,773,535) as of December 31, 2019 and 2020, respectively	6	1,661,082,122	2,035,397,525	311,938,318
Short-term consumer financing receivables, net of allowance of RMB1,277,390 and RMB2,304,639 (US$353,201) as of December 31, 2019 and 2020, respectively		13,298,562	23,168	3,551
Financing receivables, net of allowance of RMB10,822,976 and RMB16,265,330 (US$2,492,771) as of December 31, 2019 and 2020, respectively		9,103,522	20,105,893	3,081,363
Short-term contract asset		20,688,424	364,618,635	55,880,251
Prepayments and other current assets	7	117,445,282	558,360,959	85,572,561

Total current assets		5,540,755,045	8,899,049,546	1,363,839,011

Non-current assets (including RMB389,666,998 and RMB101,206,823 (US$15,510,624) from consolidated trusts, ABSs and ABN as of December 31, 2019 and 2020, respectively):
Restricted cash - non-current		873,674,276	878,299,140	134,605,232
Long-term investments	3	547,888,818	—	—
Goodwill	5	145,063,857	145,063,857	22,232,009
Property and equipment, net		14,736,767	10,311,971	1,580,379
Intangible assets	8	44,758,242	44,887,871	6,879,367
Long-term contract asset		11,655,356	281,374,110	43,122,469
Deferred tax assets	14	100,667,946	170,951,082	26,199,400
Finance lease receivables - non-current, net of allowance of RMB7,100,273 and RMB5,629,107 (US$862,698) as of December 31, 2019 and 2020, respectively	6	1,448,958,373	1,454,499,864	222,911,857
Other non-current assets		8,415,694	261,495,158	40,075,886

Total non-current assets		3,195,819,329	3,246,883,053	497,606,599

TOTAL ASSETS		8,736,574,374	12,145,932,599	1,861,445,610

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2019	2020
	Note	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated VIE without recourse to the Company of RMB2,908,576,921 and RMB2,444,666,481 (US$374,661,531) as of December 31, 2019 and December 31, 2020, respectively), (including RMB599,881,162 and RMB401,821,061 (US$61,581,772) from consolidated trusts, ABSs and ABN as of December 31, 2019 and 2020, respectively):

Short-term debts	9	1,439,749,760	355,816,940	54,531,332
Long-term debts – current	9	863,418,789	1,228,783,730	188,319,346
Accrued expenses and other current liabilities	10	278,690,234	324,734,202	49,767,694
Risk assurance liabilities	11	259,952,473	460,829,299	70,625,180
Income tax payable		67,308,814	87,132,455	13,353,633

Total current liabilities		2,909,120,070	2,457,296,626	376,597,185

Non-current
liabilities
(including long-term debts of the consolidated VIE without recourse to the Company of RMB335,794,013 and RMB995,185,345 (US$152,518,827) as of December 31, 2019 and December 31, 2020, respectively), (including RMB79,884,342 and RMB nil (US$ nil) from consolidated trusts, ABSs and ABN as of December 31, 2019 and 2020, respectively):

Long-term debts	9	301,667,717	977,791,191	149,853,056
Deferred tax liability	14	12,329,929	330,765,029	50,691,958
Other non-current liabilities		21,796,367	4,870,616	746,455

Total non-current liabilities		335,794,013	1,313,426,836	201,291,469

Total liabilities		3,244,914,083	3,770,723,462	577,888,654

Commitments and contingencies	19

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2019 and 2020, respectively; 225,831,214 shares issued and 224,968,102 shares outstanding as of December 31, 2019; 227,831,213 shares issued and 224,771,083 shares outstanding as of December 31, 2020)	20	153,121	154,483	23,676
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2019 and 2020, respectively; 76,978,677 shares issued and outstanding as of December 31, 2019; 74,978,677 shares issued and outstanding as of December 31, 2020)	20	51,139	49,777	7,629
Treasury shares	21	(20,638,881)	(56,419,225)	(8,646,625)
Additional paid-in capital		4,526,344,454	4,591,455,557	703,671,350
Accumulated other comprehensive income (loss)		119,430,738	(115,386,427)	(17,683,744)
Retained earnings		852,508,968	3,955,354,972	606,184,670

Total Cango Inc.’s equity		5,477,849,539	8,375,209,137	1,283,556,956

Non-controlling interests		13,810,752	—	—

Total shareholders’ equity		5,491,660,291	8,375,209,137	1,283,556,956

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,736,574,374	12,145,932,599	1,861,445,610

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
Revenues
Loan facilitation income and other related income (including related party amounts of RMB14,047,015, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020, respectively)		916,280,350	913,836,623	891,836,601	136,679,939
Leasing income		59,093,331	300,078,043	286,079,245	43,843,562
After-market services income (including related party amounts of RMB881,334, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020 , respectively)		100,053,488	205,998,075	241,193,243	36,964,482
Automobile trading income		6,583,941	11,414,382	624,773,721	95,750,762
Others		9,403,167	8,741,702	8,548,942	1,310,183

Total Revenues		1,091,414,277	1,440,068,825	2,052,431,752	314,548,928

Operating cost and expenses
Cost of revenue	12	430,059,037	539,267,417	1,098,120,749	168,294,368
Sales and marketing		167,244,419	192,811,348	195,893,662	30,022,017
General and administrative		151,075,936	236,551,077	265,691,411	40,718,990
Research and development		46,709,014	57,405,921	62,596,195	9,593,287
Net (gain) loss on risk assurance liabilities		(353,731)	34,257,754	2,268,180	347,614
Provision for credit losses		19,960,050	56,478,959	109,564,631	16,791,514

Total operating cost and expense		814,694,725	1,116,772,476	1,734,134,828	265,767,790

Income from operations		276,719,552	323,296,349	318,296,924	48,781,138

Interest and investment income (including related party amounts of RMB3,414,795, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020, respectively)		61,465,449	96,004,567	72,806,814	11,158,132
Income (loss) from equity method investments		42,684,659	(926,205)	—	—
Fair value change of equity investment		—	41,581,818	3,315,475,734	508,118,886
Interest expense		(19,010,616)	(13,457,818)	(2,758,629)	(422,778)
Foreign exchange gain (loss), net		1,447,099	5,141,112	(8,848,354)	(1,356,070)
Other income, net	13	32,700,746	41,300,464	49,139,337	7,530,933
Other expenses		—	(5,121,054)	(838,115)	(128,447)

Net income before income taxes		396,006,889	487,819,233	3,743,273,711	573,681,794

Income tax expenses	14	(89,082,554)	(82,960,493)	(369,853,650)	(56,682,552)

Net income		306,924,335	404,858,740	3,373,420,061	516,999,242

Less: Net income attributable to non-controlling interests		4,232,270	13,944,848	3,902,214	598,040

Net income attributable to Cango Inc.’s shareholders		302,692,065	390,913,892	3,369,517,847	516,401,202

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
Earnings per Class A and Class B ordinary share:
Basic	15	1.08	1.29	11.21	1.72
Diluted	15	1.08	1.29	11.09	1.70
Earnings per ADS (2 ordinary shares equal 1 ADS):
Basic	15	2.17	2.59	22.43	3.44
Diluted	15	2.16	2.58	22.18	3.40
Weighted average shares used to compute earnings per Class A and Class B share:
Basic	15	279,156,744	302,417,352	300,484,860	300,484,860
Diluted	15	280,873,806	303,283,658	303,900,645	303,900,645
Other comprehensive income (loss), net of tax
Unrealized income (losses) on available-for-sale securities		822,343	(146,801)	—	—
Reclassification of losses to net income		—	(276,843)	—	—
Foreign currency translation adjustment		109,029,351	10,401,386	(234,817,165)	(35,987,305)
Total comprehensive income, net of tax		416,776,029	414,836,482	3,138,602,896	481,011,937

Total comprehensive income attributable to non-controlling interests		4,232,270	13,944,848	3,902,214	598,040
Total comprehensive income attributable to Cango Inc.’s shareholders		412,543,759	400,891,634	3,134,700,682	480,413,897

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Series A-2 convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount	Number of Shares	Amount

Balance at January 1, 2018	124,969,987	83,145	2,179,215	1,450	4,100,000	(398,698)	(2,711,414,472)	(2,707,628,575)	25,790,121	(2,681,838,454)

Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	8,600,000	5,859	—	—	272,145,213	—	—	272,151,072	—	272,151,072
Capital contribution from shareholders, net of issuance costs	—	—	—	—	3,304,336,306	—	—	3,304,336,306	5,600,000	3,309,936,306
Conversion of convertible preferred shares to ordinary shares	169,239,905	115,256	(2,179,215)	(1,450)	835,511,278	—	3,106,758,845	3,942,383,929	—	3,942,383,929
Purchase of subsidiaries’ equity from non-controlling interests	—	—	—	—	(5,425,247)	—	—	(5,425,247)	(4,488,906)	(9,914,153)
Stock-based compensation (note 18)	—	—	—	—	33,410,913	—	—	33,410,913	—	33,410,913
Net income	—	—	—	—	—	—	302,692,065	302,692,065	4,232,270	306,924,335
Other comprehensive income	—	—	—	—	—	109,851,694	—	109,851,694	—	109,851,694
Dividends to non-controlling interest holders	—	—	—	—	—	—	—	—	(27,538,814)	(27,538,814)
Balance at December 31, 2018	302,809,892	204,260	—	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount
Balance at December 31, 2018	302,809,892	204,260	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828
Adjustments due to the adoption of ASC 606	—	—	—	—	—	17,585,853	17,585,853	—	17,585,853
Repurchase of ordinary shares	(863,112)	—	(20,638,881)	—	—	—	(20,638,881)	—	(20,638,881)
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(574,212)	(574,212)
Stock-based compensation (note 18)	—	—	—	82,265,991	—	—	82,265,991	—	82,265,991
Net income	—	—	—	—	—	390,913,892	390,913,892	13,944,848	404,858,740
Other comprehensive income	—	—	—	—	9,977,742	—	9,977,742	—	9,977,742
Dividends to shareholders	—	—	—	—	—	(254,027,215)	(254,027,215)	(3,154,555)	(257,181,770)
Balance at December 31, 2019	301,946,779	204,260	(20,638,881)	4,526,344,454	119,430,738	852,508,968	5,477,849,539	13,810,752	5,491,660,291

Repurchase of ordinary shares	(2,797,032)	—	(49,219,318)	—	—	—	(49,219,318)	—	(49,219,318)
Exercise of share options	600,014	—	13,438,974	(6,745,258)	—	—	6,693,716	—	6,693,716
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Purchase of subsidiaries’ equity from non-controlling interest holders	—	—	—	(6,898,467)	—	—	(6,898,467)	(17,245,533)	(24,144,000)
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(467,433)	(467,433)
Stock-based compensation (note 18)	—	—	—	78,754,828	—	—	78,754,828	—	78,754,828
Net income	—	—	—	—	—	3,369,517,847	3,369,517,847	3,902,214	3,373,420,061
Other comprehensive income	—	—	—	—	(234,817,165)	—	(234,817,165)	—	(234,817,165)
Dividends to shareholders	—	—	—	—	—	(266,671,843)	(266,671,843)	—	(266,671,843)
Balance at December 31, 2020	299,749,760	204,260	(56,419,225)	4,591,455,557	(115,386,427)	3,955,354,972	8,375,209,137	—	8,375,209,137

Balance as of December 31, 2020, in US$		31,305	(8,646,625)	703,671,350	(17,683,744)	606,184,670	1,283,556,956	—	1,283,556,956

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:

Net income	306,924,335	404,858,740	3,373,420,061	516,999,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,190,216	10,466,942	9,544,137	1,462,703
Share-based compensation expense	33,410,913	82,265,991	78,754,828	12,069,705
Investment income	—	(32,516,817)	—	—
(Gain) loss on risk assurance liabilities	(353,731)	34,257,754	2,268,180	347,614
Provision for credit losses	19,960,050	56,478,959	109,564,631	16,791,514
(Gain) loss on equity method investment	(42,684,659)	926,205	—	—
Other income – change in fair value of derivative instruments	—	—	(3,289,676)	(504,165)
Other expenses – change in fair value of derivative instruments	—	3,289,676	—	—
Fair value change of equity investment	—	(41,581,818)	(3,315,475,734)	(508,118,886)
Loss on disposal of property and equipment	32,432	45,639	79,756	12,223
Unrealized foreign exchange (gain) loss, net	(1,447,099)	(5,141,112)	8,848,354	1,356,070
Deferred income tax (benefit) expense	(32,694,920)	(9,034,211)	248,151,964	38,030,952
Changes in operating assets and liabilities:
Accounts receivable	(918,623)	(56,086,171)	6,968,776	1,068,012
Financing receivables	(20,750,252)	(39,987,198)	(83,186,886)	(12,748,948)
Contract assets	—	23,104,124	(613,648,965)	(94,045,818)
Receivables from related parties	9,636,927	—	—	—
Other current and non-current assets	33,100,697	(56,811,099)	(694,994,714)	(106,512,600)
Payables to related parties	(1,514,984)	—	—	—
Risk assurance liabilities	43,628,637	52,484,356	198,608,646	30,438,107
Other current and non-current liabilities	(168,733,602)	(4,124,725)	52,774,440	8,088,036

Net cash provided by/ (used in) operating activities	184,786,337	422,895,235	(621,612,202)	(95,266,239)

Cash flows from investing activities:
Repayments of finance lease receivables	1,114,545,502	1,358,838,393	1,839,778,206	281,958,346
Origination of finance lease receivables	(2,024,328,766)	(2,071,721,858)	(2,256,358,577)	(345,802,081)
Proceeds from collection of short-term consumer financing receivables	—	25,140,348	12,248,145	1,877,110
Origination of short-term consumer financing receivables	—	(39,716,300)	—	—
Proceeds from redemption of short-term investments	2,618,890,000	7,295,012,425	1,020,672,114	156,424,845
Proceeds from available for sale financial assets	—	179,351,253	12,182,947	1,867,118
Proceeds from third party loans	—	26,743,400	—	—
Proceeds from long-term investments	—	90,521,295	—	—
Disposal of equity method investments	143,770	100,000	—	—
Proceeds from repayments of loans from shareholders	114,000,000	—	—	—
Disposal of property and equipment and intangible assets	—	8,475	31,840	4,880
Purchase of short-term investments	(2,821,444,000)	(7,613,350,054)	(1,116,757,156)	(171,150,522)
Purchase of long-term investments	(100,000,000)	(406,307,000)	—	—
Purchases of property and equipment and intangible assets	(14,389,405)	(43,025,999)	(5,360,566)	(821,543)
Step acquisitions, net of cash acquired	(108,361,071)	—	—	—
Origination of loans provided to related parties and third-parties	(417,703,400)	—	—	—

Net cash used in investing activities	(1,638,647,370)	(1,198,405,622)	(493,563,047)	(75,641,847)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:

Proceeds from contribution of shareholders net of incremental costs	3,307,348,769	—	—	—
Proceeds from initial public offering, net of issuance costs	272,145,213	—	—	—
Payment to repurchase treasury shares	—	(20,638,881)	(49,219,318)	(7,543,190)
Liquidation of subsidiaries	—	(574,212)	(467,433)	(71,637)
Proceeds from borrowings	616,245,628	2,695,357,550	3,369,740,855	516,435,380
Proceeds from exercise of share options	—	—	6,693,716	1,025,857
Purchase of subsidiary’s equity from non-controlling interest holder	(4,488,906)	—	(24,144,000)	(3,700,230)
Repayment of borrowings	(73,057,135)	(1,686,482,435)	(3,416,211,500)	(523,557,318)
Distribution to shareholders	(27,063,546)	(257,114,132)	(267,214,749)	(40,952,452)

Net cash provided by/ (used in) financing activities	4,091,130,023	730,547,890	(380,822,429)	(58,363,590)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	110,476,450	11,516,258	(36,093,321)	(5,531,543)

Net increase (decrease) in cash, cash equivalents and restricted cash	2,747,745,440	(33,446,239)	(1,532,090,999)	(234,803,219)

Cash, cash equivalents and restricted cash at beginning of the year	1,132,683,522	3,880,428,962	3,846,982,723	589,575,896

Cash, cash equivalents and restricted cash at the end of the year	3,880,428,962	3,846,982,723	2,314,891,724	354,772,677

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,912,901,189	2,002,314,688	1,426,899,576	218,681,927
Restricted cash – current	298,900,155	970,993,759	9,693,008	1,485,518
Restricted cash – non-current	668,627,618	873,674,276	878,299,140	134,605,232

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	3,880,428,962	3,846,982,723	2,314,891,724	354,772,677

Supplemental disclosures of cash flow information:
Cash paid for income taxes	130,531,099	78,203,607	101,878,045	15,613,493
Cash paid for interest	3,776,454	154,589,750	139,952,105	21,448,598
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
As of December 31, 2020, the Company’s subsidiaries and VIE are as follows:

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
On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March
23
,
2018
, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”).
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

	As of December 31,
	2019	2020
	RMB	RMB	US$
Cash and cash equivalents	1,781,925,125	1,003,740,459	153,829,955
Other current assets	2,364,681,520	3,194,408,176	489,564,471

Total current assets	4,146,606,645	4,198,148,635	643,394,426

Finance lease receivables—non-current	1,448,958,373	1,454,499,864	222,911,857
Other non-current assets	1,469,144,834	1,754,832,407	268,939,831

Total non-current assets	2,918,103,207	3,209,332,271	491,851,688

Total assets	7,064,709,852	7,407,480,906	1,135,246,114

Short-term debts	1,439,749,760	355,816,940	54,531,332
Other current liabilities	1,468,827,161	2,088,849,541	320,130,199

Total current liabilities	2,908,576,921	2,444,666,481	374,661,531

Long-term debts	301,667,717	977,791,191	149,853,056
Other non-current liabilities	34,126,296	17,394,154	2,665,771

Total non-current liabilities	335,794,013	995,185,345	152,518,827

Total liabilities	3,244,370,934	3,439,851,826	527,180,358

The VIE’s net asset balance was RMB3,820,338,918 and RMB3,967,629,080 (US$608,065,756) as of December 31, 2019 and 2020.
The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	1,091,431,610	1,440,068,825	2,052,431,752	314,548,928
Net income	298,973,421	353,558,726	399,366,632	61,205,614
The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	129,762,525	405,810,921	(626,884,394)	(96,074,237)
Net cash used in investing activities	(1,474,496,320)	(782,481,722)	(81,038,760)	(12,419,733)
Net cash provided by/ (used in) financing activities	2,253,082,674	1,004,220,135	(71,082,260)	(10,893,833)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Consolidated trusts, asset-backed securities and asset backed note (“Trusts, ABSs and ABN”)
Since December 2017, the Company established several Trusts, ABSs and ABN to invest in automobile backed loans and consumer loans. The Company contributed capital to these Trusts, ABSs and ABN, determined the investment strategy, and is the sole beneficiary of these Trusts, ABSs and ABN. In 2020, one of the trusts was settled, and one of the ABSs and the ABN was redeemed.
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
The table sets forth the assets and liabilities of the consolidated Trusts, ABSs and ABN included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Finance lease receivables – current	556,315,579	605,746,128	92,834,656
Other current assets	88,136,131	224,309	34,377

Total current assets	644,451,710	605,970,437	92,869,033

Finance lease receivable – non-current	389,666,998	101,206,823	15,510,624
Total non-current assets	389,666,998	101,206,823	15,510,624

Total assets	1,034,118,708	707,177,260	108,379,657

Long-term debts—current	539,153,392	401,761,874	61,572,701
Other current liabilities	60,727,770	59,187	9,071

Total current liabilities	599,881,162	401,821,061	61,581,772

Long-term borrowings	79,884,342	—	—

Total non-current liabilities	79,884,342	—	—

Total liabilities	679,765,504	401,821,061	61,581,772

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, fair value of risk assurance liabilities, allowance for contract assets, share-based compensation, valuation allowance for deferred tax assets, assessment of recoverability of the Company’s property and equipment, intangible assets, uncertain tax positions, goodwill and fair value of investments among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Revenue recognition
The Company’s revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) finance lease services, 3) after-market services facilitation services, 4) automobile trading income, and 5) other income.
On January 1, 2019, the Company adopted ASC 606,
Revenue from Contracts with Customers
, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605,
Revenue recognition
. The cumulative effect of adopting ASC 606 resulted in an increase of RMB17,585,853 to the opening balance of retained earnings at January 1, 2019. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Company determines revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
The Company determines its customers to be both the financial institutions and borrowers. The Company considers the loan facilitation service, PAS and risk assurance services as separate services, of which the risk assurance service is accounted for in accordance ASC 460, Guarantees (“ASC 460”).
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
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2018, 2019 and 2020 is RMB93,873,096, RMB86,251,498 and RMB73,775,464 (US$11,306,585), respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Automobile trading transaction
The Company provides car trading services as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered and their titles are passed on to the customers.
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
Business Combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805,
Business Combinations (“ASC 805”)
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2020 was related to its acquisition of Shanghai Chejia. In accordance with ASC 350,
Goodwill and Other Intangible Assets
, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
The Company early adopted ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment
, (“ASU
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
Pursuant to ASC 350, the Company elected to perform a qualitative assessment for the reporting unit of Cango Inc. As of December 31, 2020, the Company completed its annual impairment test for goodwill that has arisen out of the acquisition of Shanghai Chejia. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance of Cango Inc. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.
Cost of revenues
Cost of revenues consist primarily of commissions paid to car dealers who refer borrowers to the Company, employee compensation costs, cost of vehicles, leasing interest expense, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.
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
The balance of restricted cash deposited as general collaboration deposits was RMB35,207,876 and RMB140,785,028 (US$21,576,250) as of December 31, 2019 and 2020, respectively. The balance of restricted cash deposited as guarantee deposits for risk assured arrangements was RMB843,586,508 and RMB747,207,120 (US$114,514,500) as of December 31, 2019 and 2020, respectively. The balance of restricted cash deposited as collateral for short-term borrowings was RMB965,873,651 and RMB nil (US$nil) as of December 31, 2019 and 2020, respectively.
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
Contract Assets and Liabilities
Contract assets represents the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company assesses contract assets for impairment in accordance with ASC 310,
Receivables
.
Contract assets as of December 31, 2019 and 2020 was RMB32,343,780 and RMB645,992,745 (US$99,002,720), respectively. The remaining unsatisfied performance obligations as of December 31, 2019 and 2020, pertaining to post-origination services amounted to RMB42,166,362 and RMB38,381,520 (US$5,882,225), respectively.
Contract liabilities represents the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recorded in customer advances.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments
All highly liquid investments such as time deposits and structured deposits with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments such as wealth management products expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC Topic 320 (“ASC 320”), Investments — Debt Securities, and short-term equity investments in accordance with ASC Topic 321 (“ASC 321”), Investments — Equity Securities. The Company classifies the short-term debt investments as “held-to-maturity”,
“trading” or
“available-for-sale”,
whose classification determines the respective accounting methods stipulated by ASC 320.
Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. Such debt securities include time deposits, structured deposits and wealth management products in financial institutions.
Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading debt securities are included in earnings. Such debt securities include wealth management products.
Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
securities.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.
In 2020, equity securities include Li Auto Inc, a listed company, with readily determinable fair value with unrealized holding gains and losses included in earnings.
Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the short-term investments are recorded in “Interest and investment gain, net” and “Fair value change of equity investment” respectively in the consolidated statements of comprehensive income.
Derivative Instruments
In 2019, the Company entered into cross-currency interest rate swap contracts that allow the Company to buy US Dollars at a pre-determined
exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was RMB311.6 million and RMB nil (US$ nil) as of December 31, 2019 and 2020, respectively. The cross-currency interest rate swap contracts matured in July 2020.The Company did not have derivative instruments as of December 31, 2020.
The Company accounts for the cross-currency interest rate swap contract in accordance with ASC 815,
Derivatives and hedging
. The cross-currency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the condensed consolidated balance sheets. The Company estimates the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other expense in the condensed consolidated statement of comprehensive income for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2019 and 2020, the unrealized losses recognized in the comprehensive income related to the cross-currency interest rate swap contract were RMB3.3 million and RMB nil (US$nil), respectively.
The cross-currency interest rate swap contract may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Company did not pledge cash collateral for its cross-currency interest rate swap contract as of December 31, 2019 and 2020.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Investments—Equity Securities
(“ASC 321”) on January 1, 2019, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence in accordance with ASC
325-20,
Cost Method Investments
, (“ASC
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
The Company has reclassified its long-term investments in Li Auto Inc. to short-term investments as of December 31, 2020 due to its ability to convert the investments into cash to fund current operations from the removal of investor lock-up restriction. See Note 3 “Short-Term Investments”.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
and ASC
325-40
Investments—other, beneficial interests in securitized
financial assets
. The subordinated trust units are classified as
available-for-sale
debt securities and measured subsequently at fair value. The
Company recognizes the accretable yield as interest income over the life of the contractual life of the subordinated trust units using the effective yield method. In order to determine the interest recorded in each period, the Company estimates the timing and amount of future cash flows attributable to the beneficial interests over the estimated life of the trust. The Company reevaluates the estimated future cash flows periodically to determine whether an adjustment to the accretable yield is required or if an other-than-temporary impairment should be recorded. An other-than-temporary impairment is considered to have occurred when, based on current information and events, there has been an adverse change in the timing or amount of cash flows expected to be collected or when the Company intends to sell the securities or it is required to sell the securities before recovery of its amortized cost basis.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current
assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income. The Company derecognized financing receivables of RMB30,633,497 and RMB66,742,161 (US$10,228,684) for the year ended December 31, 2019 and 2020, respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Intangible assets
Intangible assets that have definite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from
6-10
years. The weighted average amortization period for the computer software is 9.41 years and 9.26 years as of December 31, 2019 and 2020, respectively.
Intangible assets that have indefinite useful life primarily include a purchased Insurance Brokerage License as of December 31, 2020. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
(“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.
Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350,
Intangibles – Goodwill and Other
(“ASC 350”). Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB59,407,321, RMB66,584,898 and RMB35,451,168 (US$5,433,129) for the years ended December 31, 2018, 2019 and 2020, respectively.
Value added taxes (“VAT”)
Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIE are all general VAT taxpayers, except for Shanghai Wangtian Investment Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. Shanghai Cango Automobile Sales Co., Ltd and Shanghai Cango Electronic Technology Co., Ltd. (“Electronic Technology”) ’s applicable tax rate is 16% and 6% before April 1, 2019 and 13% and 6% after April 1, 2019, respectively. VAT is reported as a deduction to revenue when incurred and amounted to RMB100,646,868, RMB130,059,457 and RMB207,266,214 (US$31,764,937) for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
The Company applies the provisions of ASC 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2018, 2019 and 2020, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, finance lease receivables, financing receivables, short-term consumer financing receivables, other current assets, short-term and long-term debts, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for non-current
portion of restricted cash,
non-current
finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The carrying amount of non-current
portion of restricted cash,
non-current
finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5250 per
US$1.00 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate
.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Impact of
COVID-19
In the first half of 2020, the
COVID-19
pandemic severely disrupted the domestic automotive industry. The Company’s loan facilitated income and other related income declined while the M1+ and M3+ overdue ratio rose compared to the prior period. Since the third quarter of the year ended 2020, China’s auto market has regained momentum with gradual recovery and the Company’s financial and operational performance rebounded.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a second wave in China, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the revenue recognition, allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables and fair value of risk assurance liabilities, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.
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
Concentration of customers
Approximately 60.2%, 39.1%, and 36.5% of revenues were derived from provision of services to two financial institutions for the years ended December 31, 2018, 2019 and 2020, respectively.
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
Business and economic risk
The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Recently Adopted Accounting Pronouncements
Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment
, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The Company adopted this standard update effective January 1, 2019.The standard update did not have a material impact on the Company’s financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure
Requirements for Fair Value Measurement
(“ASU
2018-13”),
which modifies the disclosure requirements on fair value measurements in Topic
820, Fair Value Measurement, including, among other changes, the consideration of costs and benefits when evaluating disclosure requirements. The Company adopted this standard update effective January 1, 2020. The standard update did not have a material impact on the Company’s financial statements.
Compensation—Stock Compensation
In June 2018, the FASB issued ASU
No. 2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU
2018-07”)
, which largely aligns the accounting for share-based payment awards issued to employees and nonemployees by expanding the scope of Topic 718 to apply to nonemployee share-based transactions, as long as the transaction is not effectively a form of financing. The Company adopted this standard update effective January 1, 2020. The standard update did not have a material impact on the Company’s financial statements.
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
2016-02
requires a lessee to recognize a
right-of-use
asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In accordance with ASU
2019-10,
Effective Dates to Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)
. Leases (Topic 842) is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In May 2020, the FASB issued ASU
No. 2020-05,
Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities
, which defers the effective date of lease of the Company to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be permitted. The Company is currently in the process of evaluating and believes the most significant change will be related to the recognition of right-of-use
assets and lease liabilities on the Company’s consolidated balance sheet for certain in-scope
operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
Recent accounting pronouncements-continued

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
(“ASU
2018-19”),
which amends ASU
2016-13
to clarify that receivables arising from operating leases are not within the scope of Subtopic
326-20,
and instead, impairment of such receivables should be accounted for in accordance with Topic 842, Leases. ASU
2016-13
and ASU
2018-19
are effective for fiscal years and interim periods within those years beginning after December 15, 2022, with early adoption permitted as of the fiscal years beginning after December 15, 2018. An entity will apply the amendments in these updates through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In February 2020, the FASB issued ASU
2020-02,
Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No.
 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No.
 2016-02,
Leases (Topic 842)
. For Credit Losses (Topic 326), it added the accounting for loan losses by registrants engaged in lending activities subject to FASB ASC Topic 326. This staff interpretation applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The Company is currently in the process of evaluating and believes the most significant change will be related to the recognition of addition allowance for accounts receivable, finance lease receivables, short-term consumer financing receivables and financing receivables, and provision for risk assurance liabilities and plans to adopt the Topic 326 for fiscal years and interim periods within those years beginning after December 15, 2022.
In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes-Income Taxes (Topic 740).
The amendments in this Update simplify the accounting for income taxes by removing the some of the exceptions and simplify the accounting for income taxes. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for which financial statements have not yet been made available for issuance. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company’s financial position, results of operations and cash flows.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	SHORT-TERM INVESTMENTS
As of December 31, 2020, short-term investments include as follows: (a) wealth management products mainly issued by Industrial Bank Co., Ltd. and Haixia Bank of Fujian, which are redeemable by the Company at any time; (b) time deposit mainly in Bank of Shanghai (Hong Kong) Limited, Bank of Shanghai Co., Ltd. and Haixia Bank of Fujian ranging from three months to one year; (c) structured deposit in Jiangnan Rural Commercial Bank ranging from three months to one year; and (d) investment in Li Auto Inc. (“Li Auto”). The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term available-for-sale
products based on the quoted subscription/redemption price published by the relevant banks.
As of December 31, 2019 and 2020, the realized reinvestment from fair value changes on wealth management products was RMB1,388,953 and RMB36,573 (US$5,605), respectively.
As of December 31, 2019, subsequent to the adoption of ASC 321, the investment in Li Auto was accounted for as an equity investment at fair value, using the measurement alternative, given Li Auto was still a privately-held company at that time. The investment was recorded in long-term investment. In July 2020, Li Auto completed its initial public offering on the Nasdaq Global Select Market (“Li Auto IPO”) and the shares held by the Company were converted to Class A ordinary shares of Li Auto. Upon the completion of Li Auto IPO, the Company reclassified this investment from equity investments without readily determinable fair value to equity investments with readily determinable fair value. This security is valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.
The Company has reclassified its long-term investments in Li Auto Inc. to short-term investments as of December 31, 2020 due to its ability to convert the investments into cash to fund current operations from the removal of investor lock-up
restriction.

	Cost basis	Unrealized Gains	Balance	Balance
	RMB	RMB	RMB	USD
Equity investment:
As of December 31, 2019	506,307,000	41,581,818	547,888,818	80,695,301
As of December 31, 2020	495,750,000	3,190,793,199	3,686,543,199	564,987,463
Changes in fair value due to the fluctuation of the share price are recognized in fair value change of equity investment while changes in fair value due to the fluctuation of the foreign exchange rate are recognized in other comprehensive income.

4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	148,562,946	141,594,170	21,700,256
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	148,562,946	141,594,170	21,700,256

No amounts have been written off during the years ended December 31, 2018, 2019 and 2020, respectively.

5.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows:

	Shanghai Chejia
	RMB	US$
Balance at December 31, 2018	145,063,857	21,098,663

Balance at December 31, 2019	145,063,857	20,837,119

Balance at December 31, 2020	145,063,857	22,232,009

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	FINANCE LEASE RECEIVABLES, NET

6.1	Finance lease receivables consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Finance lease receivables	3,484,919,078	3,848,670,074	589,834,494
Add: unamortized initial direct costs	420,074	390,796	59,893
Less: unearned income	(356,209,820)	(335,437,061)	(51,407,979)
Less: allowance for finance lease receivables—collective	(19,088,837)	(23,726,420)	(3,636,233)

Total finance lease receivables, net	3,110,040,495	3,489,897,389	534,850,175

Finance lease receivables—current	1,661,082,122	2,035,397,525	311,938,318
Finance lease receivables—non-current	1,448,958,373	1,454,499,864	222,911,857

6.2    The following table presents the future minimum lease payments to be received:

	Contractual maturities
	2021	2022	2023	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB

Finance lease receivables	2,154,625,037	1,163,138,961	524,223,451	6,682,625	3,848,670,074

	US$	US$	US$	US$	US$
Finance lease receivables	330,210,734	178,258,844	80,340,759	1,024,157	589,834,494

6.3	The following table presents the aging of finance lease receivables principal as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	3,043,067,511	3,423,777,666	524,716,884
1-30 days past due	70,311,661	68,919,540	10,562,382
31-60 days past due	4,672,808	7,515,295	1,151,769
61-90 days past due	2,821,449	5,260,689	806,236
91-120 days past due	3,500,436	3,678,200	563,709
121-150 days past due	1,977,944	2,570,865	394,002
151-180 days past due	2,777,523	1,901,554	291,426

	3,129,129,332	3,513,623,809	538,486,408

6.4    Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at the beginning of the year	13,544,836	19,088,837	2,925,492
Additions	18,855,252	36,282,049	5,560,468
Charge-offs	(13,311,251)	(31,644,466)	(4,849,727)

Balance at the end of the year	19,088,837	23,726,420	3,636,233

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Prepayments for vehicles	4,250,400	403,116,119	61,780,248
Vehicles and telematics devices	6,790,158	54,725,824	8,387,099
Accrued input value-added tax	4,382,079	26,623,275	4,080,195
Deposits held by third-parties	5,737,012	18,171,682	2,784,932
Prepaid expenses	7,768,447	14,331,513	2,196,400
Other receivables from third parties	55,506,906	10,461,282	1,603,262
Interest receivables	15,348,204	4,889,508	749,350
Loan to suppliers	3,415,680	1,573,800	241,195
Others	14,246,396	24,467,956	3,749,880

	117,445,282	558,360,959	85,572,561

8.	INTANGIBLE ASSETS
Intangible assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Finite-lived intangible asset:
Software	3,641,588	4,164,764	638,278
Less: Accumulated amortization	(1,974,849)	(2,368,396)	(362,973)

Total finite-lived intangible asset	1,666,739	1,796,368	275,305

Indefinite-lived intangible asset:
License*	43,091,503	43,091,503	6,604,062

Total infinite-lived intangible asset	43,091,503	43,091,503	6,604,062

	44,758,242	44,887,871	6,879,367

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2018, 2019 and 2020 were RMB320,790, RMB 496,072 and RMB393,547 (US$60,314), respectively.
The estimated useful life of the intangible assets are
6-10
years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB
Software	284,240	248,998	200,631	194,840	194,840

	US$	US$	US$	US$	US$
Software	43,562	38,161	30,748	29,860	29,860

*
The Company acquired Fushun Insurance Brokerage Co., Ltd in 2019. The acquisition met the “substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets” criteria and is not considered a business combination in accordance with ASC Topic 805.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	SHORT-TERM AND LONG-TERM DEBTS
Short-term debts consist of the following:

Name	Fixed annual rate (%)		Term	As of December 31, 2019
				RMB
Short-term borrowings	2.51	%-7.00%	1-12 months		1,439,749,760

Name	Fixed annual rate (%)		Term	As of December 31, 2020
				RMB	US$
Short-term borrowings	3.40	%-6.80%	1-12 months	355,816,940	54,531,332
Long-term debts consist of the following:

Name	Fixed annual rate (%)		Term	As of December 31, 2019
				RMB
Securitization debt payables (i)	5.06	%-5.20%	15-18 months		619,037,733
Co-financing debt payables (ii)	6.50	%-6.60%	24-36 months		446,048,773
Long-term borrowings	4.75%		36 months		100,000,000

				1,165,086,506

Name	Fixed annual rate (%)		Term	As of December 31, 2020
				RMB	US$
Securitization debt payables (i)	4.73	%-6.00%	18-20 months	401,761,874	61,572,701
Co-financing debt payables (ii)	5.5	%-6.60%	24-36 months	1,697,757,491	260,192,719
Long-term borrowings	4.75	%-6.00%	36 months	107,055,556	16,406,982

				2,206,574,921	338,172,402

(i)
In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. The Company periodically securitizes its finance lease receivables through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors and the company held all subordinated tranches. However, in accordance with ASC 860
Transfers and Servicing the finance leases
(“ASC 860”), the finance lease receivables are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and accounts for the proceeds from the transfer as a secured borrowing with pledge of collateral. As of December 31, 2019 and 2020, balance of securitization debt payables amounting to RMB
619,037,734
and RMB
401,761,874

(US$
61,572,701
) are derived from such finance lease transfer.

(ii)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.
Financing lease receivables amounting to RMB1,735,094,721 and RMB1,083,014,892 (US$165,979,294) were collateralized for the Company’s short-term and long-term debts, as of December 31, 2019 and 2020, respectively.
The weighted average interest rate for the outstanding debts was approximately 5.09% and 5.92% as of December 31, 2019 and 2020.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	SHORT-TERM AND LONG-TERM DEBTS - CONTINUED

The following table sets forth the contractual obligations of long-term debts—non-current
which has not included impact of discount of time value as of December 31, 2019 and 2020:

	Payment due by period
	Less than 1 year	1 - 2 years	2 - 3 years	Total
As of December 31, 2019 (RMB)
Long-term debts – non-current	17,460,042	263,444,828	48,346,303	329,251,173
As of December 31, 2020 (RMB)
Long-term debts – non-current	62,363,881	663,503,529	368,390,299	1,094,257,709
As of December 31, 2020 (US$)
Long-term debts – non-current	9,557,683	101,686,365	56,458,283	167,702,331

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Customer advances	67,098,949	136,893,906	20,979,909
Payable to employees	42,469,850	66,058,774	10,123,950
Payable to dealers	29,666,154	37,610,651	5,764,084
Other tax payables	8,210,599	26,851,725	4,115,207
Deposit due to third-parties	21,026,154	19,105,683	2,928,074
Payable to suppliers	8,233,432	5,090,553	780,161
Accrued professional service fees	4,380,000	4,630,000	709,579
Interest payable	2,890,110	1,237,131	189,599
Amount due to third-parties	59,764,366	—	—
Derivative financial liability	3,289,676	—	—
Others	31,660,944	27,255,779	4,177,131

	278,690,234	324,734,202	49,767,694

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	RISK ASSURANCE LIABILITIES
The movement of risk assurance liabilities during the years ended December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at the beginning of the year	173,210,363	259,952,473	39,839,459
Fair value of risk assurance liabilities upon the inception of new loans	166,911,451	348,921,174	53,474,509
Performed risk assurance liabilities	(114,427,095)	(150,312,528)	(23,036,402)
Net loss on risk assurance liabilities	34,257,754	2,268,180	347,614

Balance at the end of the year	259,952,473	460,829,299	70,625,180

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB17,806,442,758 and RMB14,540,230,427 (US$2,228,387,805) as of December 31, 2019 and 2020, respectively. The term of the risk assurance obligation ranges from 12 months to 60 months, as of
December 31, 2019 and 2020.

12.	COST OF REVENUE
Cost of revenue consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of vehicle	6,596,813	11,176,116	619,227,148	94,900,712
Leasing interest expense	21,223,412	116,965,519	132,322,922	20,279,375
Commission to car dealerships	203,845,998	158,100,562	117,985,878	18,082,127
Staff incentive	71,538,976	98,173,090	84,046,881	12,880,748
Staff cost	59,630,520	72,999,170	73,975,397	11,337,226
Others	67,223,318	81,852,960	70,562,523	10,814,180

	430,059,037	539,267,417	1,098,120,749	168,294,368

13.	OTHER INCOME, NET
Other income consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Government subsidy	33,061,272	36,769,550	35,888,591	5,500,167
Others	(360,526)	4,530,914	13,250,746	2,030,766

	32,700,746	41,300,464	49,139,337	7,530,933

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
In accordance with EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant criteria before being granted the preferential rate. Upon expiration of the certificate, an entity can further re-apply
for the preferential rate. One of the PRC subsidiaries, Shanghai Cango, was granted HNTE certificate on April 2019 for the years ended December 31, 2018, 2019 and 2020. The Company is in the progress of renewing the HNTE certificate license as of December 31, 2020. Another PRC subsidiary, Fushun Insurance Brokerage Co. Ltd. was granted HNTE certificate on March 2021 for the years ended December 31, 2020, 2021 and 2022. The impact of the concessionary rate on the group’s effective tax rate reconciliation is noted in the section below.
Under the current EIT Law, capital gains derived from PRC are subject to a 10% PRC withholding tax.
The Company’s profit (loss) before income taxes consist of:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cayman Islands	6,053,039	(5,359,465)	3,309,525,351	507,206,950
Hong Kong	5,855,270	18,479,616	(14,414,430)	(2,209,108)
China	384,098,580	474,699,082	448,162,790	68,683,952

Total profit before income taxes	396,006,889	487,819,233	3,743,273,711	573,681,794

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax expense	121,777,474	91,994,704	121,701,686	18,651,600
Deferred income tax (benefit) expense	(32,694,920)	(9,034,211)	248,151,964	38,030,952

Total income tax expense	89,082,554	82,960,493	369,853,650	56,682,552

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES - CONTINUED

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	87,316,488	223,500,138	34,252,895
Accrued expense	9,778	—	—
Provision for credit losses	21,087,186	55,584,637	8,518,718
Customer advances	4,818,590	5,687,968	871,719
Donation	—	125,000	19,157
Net operating loss carry-forward	9,561,155	65,558,135	10,047,224
Less: valuation allowance	(9,561,155)	(7,148,961)	(1,095,626)
Non-current deferred tax assets, net	113,232,042	343,306,917	52,614,087

Non-current deferred tax liabilities
Acquisition of insurance brokerage license	(10,724,126)	(10,724,126)	(1,643,544)
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,687,223)
Contract assets	(1,605,803)	(162,308,288)	(24,874,833)
Unrealized tax on capital gains	(1,554,966)	—	—
Withholding tax	—	(319,079,320)	(48,901,045)
Non-current deferred tax liabilities	(24,894,025)	(503,120,864)	(77,106,645)

The Company had deferred tax assets related to net operating loss carry forwards of RMB262,232,539 (US$40,188,895) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2021 to 2025 if not utilized, respectively.
The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits in the near future as of December 31, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Income before provision of income tax	396,006,889	487,819,233	3,743,273,711	573,681,794
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	99,001,722	121,954,808	935,818,428	143,420,449
Tax rate differential	(2,010,958)	(36,157,163)	(852,831,321)	(130,702,118)
Over-accrued EIT for previous years	—	(39,664,283)	—	—
Impact of tax rate change	—	36,367,754	(35,511,678)	(5,442,403)
Utilization of net operating loss carry-forward	—	(9,708,887)	—	—
Non-deductible expenses	7,970,647	22,277,780	19,219,052	2,945,449
Research and development super-deduction	(12,520,141)	(9,961,515)	(10,970,775)	(1,681,345)
Non-taxable income	(2,497,058)	(3,587,542)	(982,266)	(150,539)
Change in valuation allowance	(861,658)	1,439,541	(2,412,144)	(369,677)
Withholding tax	—	—	317,524,354	48,662,736

Income tax expenses	89,082,554	82,960,493	369,853,650	56,682,552

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES - CONTINUED

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB1,550 million (US$238 million) as of December 31, 2020. Upon repatriation of the foreign subsidiaries and the VIE’s earnings, in the form of dividends or otherwise, the Company would be subject to withholding income tax.
Unrecognized Tax Benefit
As of December 31, 2019 and 2020, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2015 through 2020 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
Basic EPS:	2018		2019		2020
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to Cango Inc’s shareholders	216,674,865	86,017,200	289,646,757	101,267,135	2,513,009,017	385,135,482	856,508,830	131,265,720

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	199.83	79.33	224.07	78.34	224.10	224.10	76.38	76.38

Basic EPS	1.08	1.08	1.29	1.29	11.21	1.72	11.21	1.72

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	EARNINGS PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2018		2019		2020
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders	217,201,601	85,490,464	289,937,256	100,976,636	2,522,647,912	386,612,707	846,869,935	129,788,495
Reallocation of net income as a result of conversion of Class B to Class A shares	85,490,464	—	100,976,636	—	846,869,935	129,788,495	—	—

Net income attributable to ordinary shareholders for diluted EPS	302,692,065	85,490,464	390,913,892	100,976,636	3,369,517,847	516,401,202	846,869,935	129,788,495

Denominator: (millions of shares)
Number of shares used for basic EPS computation	199.83	79.33	224.07	78.34	224.10	224.10	76.38	76.38
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	79.33	—	78.34	—	76.38	76.38	—	—
Adjustments for dilutive share options	1.72	—	0.87	—	3.42	3.42	—	—

Number of shares used for diluted EPS computation	280.88	79.33	303.28	78.34	303.90	303.90	76.38	76.38

Diluted EPS	1.08	1.08	1.29	1.29	11.09	1.70	11.09	1.70

Earnings per share – ADS:
Denominator used for earnings per ADS – basic	99.92		112.04		112.05	112.05
Denominator used for earnings per ADS – diluted	140.44		151.64		151.95	151.95
Earnings per ADS – basic	2.17		2.59		22.43	3.44
Earnings per ADS – diluted	2.16		2.58		22.18	3.40

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures short-term investment, equity investments with readily determinable fair value and derivatives instruments on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market. The fair value of wealth management products is measured based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions. In 2020, upon the completion of Li Auto IPO, the fair value of the Company’s investment in the equity security of publicly listed company is measured using quoted market prices. In 2019, long-term investment includes investment in Li Auto which was then a private company, which does not have readily determinable market values and is measured on a non-recurring
basis. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies.
The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2019 and 2020.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	FAIR VALUE MEASUREMENTS - CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2020:

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	3,686,543,199	655,813,413	—	4,342,356,612

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	564,987,463	100,507,803	—	665,495,266
Assets measured at fair value on a
non-recurring
basis
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 3). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Mr. Jiayuan Lin	Principal shareholder and Chief Executive Officer of the Company
Shanghai Wangjin Investment Management Co., Ltd.	Company controlled by principal shareholder of the Company
Shanghai Chejia(i)	The Company’s equity method investee

(i)
In September 2018, the Company acquired the remaining 50% of the equity interest in Shanghai Chejia for RMB206,000,000, and Shanghai Chejia became the wholly-owned subsidiary of the Company. Therefore, Shanghai Chejia was deemed to be a related party for the nine months ended September 30, 2018.

Details of related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenue
Shanghai Chejia	14,928,349	—	—	—

Interest income
Mr. Jiayuan Lin	784,805	—	—	—
Shanghai Wangjin Investment Management Co., Ltd	430,260	—	—	—
Shanghai Chejia	2,199,730	—	—	—

	3,414,795	—	—	—

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3).
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
The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of May 25, 2018, (date of inception)	As of February 15, 2019, (date of inception)	As of October 15, 2020, (date of inception)
	Batch 1	Batch 2	Batch 3
Risk-free interest rate (%)	2.93	2.66	0.74
Volatility (%)	38.70	38.70	37.60
Expected exercise multiple	2.80	2.30	2.30
Dividend yield	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951
Fair value of ordinary shares (RMB)	37.82	26.80	19.03
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB33,410,913, RMB82,265,991 and RMB78,754,828 (US$12,069,705) for the years ended December 31, 2018, 2019 and 2020, respectively.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION - CONTINUED

A summary of option activity under the ESOP is as follows:

	Number of options	Weighted average exercise price	Weighted average Grant date fair value	Aggregate Intrinsic Value
		RMB	RMB	RMB
Balance, May 25, 2018 (date of inception)	—	—	—	—

Granted	5,569,105	12	38

Balance, December 31, 2018	5,569,105	12	38	83,277,751

Granted	5,569,105	12	27
Exercised	—	—	—
Forfeited	(311,213)	—	34

Balance, December 31, 2019	10,826,997	12	32	209,536,040

Granted	8,353,658	12	19
Exercised	(600,014)	12	38
Forfeited	(69,914)	12	24

Balance, December 31, 2020	18,510,727	12	26	205,922,073

As of December 31, 2020, total unrecognized compensation expense relating to unvested options of Batch 1, Batch 2 and Batch 3 was RMB15,811,647 (US$2,423,241), RMB21,310,438 (US$3,265,967) and RMB67,260,904 (US$10,308,185), respectively. The expense of Batch 1, Batch 2 and Batch 3 is expected to be recognized over a weighted-average period of 0.92 years, 1.18 years and 1.74 years, respectively, and a weighted average remaining contractual term of Batch 1, Batch 2 and Batch 3 is 7.4 years, 8.13 years and 9.79 years, respectively.
For the years ended December 31, 2018, 2019 and 2020, the Company allocated share-based compensation expense as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenue	1,369,848	3,372,908	3,075,317	471,313
Sales and marketing	7,116,524	17,522,654	16,003,486	2,452,642
General and administrative	23,187,170	57,092,589	55,590,630	8,519,636
Research and development	1,737,371	4,277,840	4,085,395	626,114

	33,410,913	82,265,991	78,754,828	12,069,705

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to decorate its head office. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB3,427,020 (US$525,214) as of December 31, 2020. Almost all of the commitments relating to the network infrastructure and office decoration are to be fulfilled within one year.
Operating lease commitments
The Company leases facilities in the PRC under
non-cancelable
operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one
to
twelve months
, and no restrictions or contingent
rents
.
Future minimum payments under
non-cancelable
operating leases for office rental consist of the following as of December 31, 2020:

	RMB	US$
Year ending December 31:
2021	17,379,941	2,663,592
2022	13,738,864	2,105,573
2023 and after	100,968,426	15,474,088

Total	132,087,231	20,243,253

Legal contingencies
The Company is not currently involved in any legal proceedings which could result in material loss contingencies.
Risk assurance contingencies
The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 11.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
On May 27, 2020, one Class A ordinary share was cancelled. On September 14, 2020, 2,000,000 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.
As of December 31, 2020, there were 227,831,213 and 74,978,677 Class A and Class B ordinary shares issued, 224,771,083 and 74,978,677 Class A and Class B ordinary shares outstanding respectively.

21.	TREASURY SHARES
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
On July 19, 2019, the Company repurchased an aggregate of 431,556 ADSs, representing 863,112 Class A ordinary shares under the Share Repurchase Program, at an average price of $6.95 per ADS, for US$2,999,314 (RMB20,638,881).
On May 29, 2020, the Company entered ADS Repurchase Agreements with Minghuai L.P., Xiehuai L.P. and Haitong International Investment Holding Limited which repurchased an aggregate of
 1,398,516
 ADSs, representing
2,797,032
 Class A ordinary shares, at an average price of $
5.00
 per ADS, for
US$6,992,580 (RMB49,219,318)
 in 2020.
As of December 31, 2020, the Company repurchased an aggregate of 1,830,072 ADSs, representing 3,660,144 Class A ordinary shares under the Share Repurchase Program, at an average price of $5.46 per ADS, for US$9,991,894 (RMB69,858,199). As of December 31, 2020,
600,014
shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 3,060,130 Class A ordinary shares, at an average price of $5.25 per ADS, for US$8,038,895 (RMB56,419,225). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2020.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB6,431 million and RMB6,259 million (US$959 million) as of December 31, 2019 and 2020, respectively.

23.	SUBSEQUENT EVENTS
On March 2, 2021, the Board of Directors of the Company authorized another share repurchase program under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof or other legally permissible means in accordance with applicable securities laws from time to time.
 The Company has repurchased an aggregate of 4,189,888 ADS, representing 8,379,776 Class A ordinary shares at an average price of $9.14 per ADS for RMB249.9 million (US$38.3 million).
On March 11, 2021, the Company’s Board of Directors approved a special cash dividend of US$0.50 per share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB987.9 million (US$151.4 million), of which RMB961.1 million (US$147.3 million) was paid on April 8, 2021 (Eastern Time) to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). Due to the Company’s proposal to pay the dividend, the exercise price per share subject to an option of the ESOP would be adjusted from US$1.7951 per share to US$1.2951 per share from March 22, 2021.
As of March 31, 2021, the Company has sold an aggregate of 9,597,206 ADS of Li Auto at an average price of $25.85 per ADS for RMB1,618.6 million (US$248.1 million), net of commission and related service fee.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,182,416	114,892,815	17,608,094
Short-term investments	—	4,045,157,224	619,947,467
Short-term amounts due from related parties	1,474,327,047	619,608,050	94,959,088
Other current assets	—	3,578,607	548,446

Total Current assets	1,475,509,463	4,783,236,696	733,063,095

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	4,002,882,982	3,596,657,570	551,211,888

Total non-current assets	4,002,882,982	3,596,657,570	551,211,888

Total assets	5,478,392,445	8,379,894,266	1,284,274,983

LIABILITIES
Current liabilities
Other current liabilities	542,906	4,685,129	718,027

Total current liabilities	542,906	4,685,129	718,027

Total liabilities	542,906	4,685,129	718,027

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2019 and 2020, respectively; 225,831,214 shares issued and 224,968,102 shares outstanding as of December 31, 2019; 227,831,213 shares issued and 224,771,083 shares outstanding as of December 31, 2020)	153,044	154,483	23,676
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2019 and 2020, respectively; 76,978,677 shares issued and outstanding as of December 31, 2019; 74,978,677 shares issued and outstanding as of December 31, 2020)	51,216	49,777	7,629
Treasury shares	(20,638,881)	(56,419,225)	(8,646,625)
Additional paid-in capital	4,526,344,454	4,591,455,557	703,671,350
Accumulated other comprehensive income	119,430,738	(115,386,427)	(17,683,744)
Retained earnings	852,508,968	3,955,354,972	606,184,670

Total shareholders’ equity	5,477,849,539	8,375,209,137	1,283,556,956

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,478,392,445	8,379,894,266	1,284,274,983

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
General and administrative	(6,896,907)	(10,164,242)	(11,854,536)	(1,816,787)
Interest Income	12,949,945	4,831,112	1,889,711	289,611
Foreign exchange loss	—	(26,334)	(706,543)	(108,282)
Fair value change of equity investment	—	—	3,315,475,734	508,118,886
Income from equity method investments	296,639,027	396,273,356	59,992,497	9,194,251

Other income	—	—	4,725,168	724,164

Other expense	—	—	(4,184)	(641)

Net income before income taxes	302,692,065	390,913,892	3,369,517,847	516,401,202

Income tax expense	—	—	—	—
Net income	302,692,065	390,913,892	3,369,517,847	516,401,202

Other comprehensive income (loss), net of tax	109,851,694	9,977,742	(234,817,165)	(35,987,305)

Total comprehensive income, net of tax	412,543,759	400,891,634	3,134,700,682	480,413,897

Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net income	302,692,065	390,913,892	3,369,517,847	516,401,202
Fair value change of equity investment	—	—	(3,315,475,734)	(508,118,886)
Share of profit in subsidiaries, VIE and VIE’s subsidiaries	(296,639,027)	(396,273,356)	(59,992,497)	(9,194,251)

Changes in operating assets and liabilities:
Net cash provided by (used in) operating activities	3,682,656	(2,989,082)	(13,000,544)	(1,992,422)
Net cash (used in) provided by investing activities	(2,818,225,871)	(604,084,150)	456,658,680	69,986,005
Net cash provided by (used in) financing activities	3,576,481,519	(274,666,096)	(310,709,163)	(47,618,262)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	108,586,347	12,397,093	(19,238,574)	(2,948,440)
Net increase (decrease) in cash and cash equivalents and restricted cash	870,524,651	(869,342,235)	113,710,399	17,426,881

Cash and cash equivalents and restricted cash at beginning of the year	—	870,524,651	1,182,416	181,213

Cash and cash equivalents and restricted cash at end of the year	870,524,651	1,182,416	114,892,815	17,608,094

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