Form 20-F
period 2021-12-31
Cango Inc.
filed 2022-04-26
CIK 1725123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
206,506,455 Class A ordinary shares were outstanding as of December 31, 2021
72,978,677 Class B ordinary shares were outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes

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

ii

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM
20-F
Except where the context otherwise requires, references in this annual report to:

•	“active dealers” are to dealers which have sold at least one car which is funded by a financing transaction facilitated through Cango platform in the specified period;

•	“ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“CAGR” are to compound annual growth rate;

•	“Can Gu Long” are to Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd., a company established under the law of the PRC and our wholly-owned subsidiary;

•	“car buyers” are to individuals who have purchased a car;

•
“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“consolidated affiliate” are to a subsidiary of Shanghai Cango;

•	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;

•	“Didi Chuxing” are to DiDi Global Inc., a company organized under the laws of the Cayman Islands, and its affiliates;

•	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;

•	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;

•
“financing transactions” are to loans and financing leases; financing transactions facilitated through Cango platform include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia; the “amount of financing transactions” refer to the principal amount of financing transactions facilitated through Cango platform in a specified period;

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

•	“MYbank” are to Zhejiang E-Commerce Bank Co., Ltd., a limited liability company established under the laws of the PRC;

•	“OEMs” are to automotive original equipment manufacturer;

•	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

•	“registered dealers” are to dealers who are registered with Cango platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•
“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and the Group’s consolidated VIE; the Group primarily conducts its operations through Shanghai Cango and Shanghai Cango’s subsidiaries;

•
“Shanghai Chejia” are to Shanghai Chejia Financing Lease Co., Ltd. (formerly translated as “Shanghai Autohome Financing Lease Co., Ltd.”), a company organized under the law of the PRC and the Group’s consolidated affiliate;

•	“the Group” are to Cango Inc., Shanghai Cango and their respective subsidiaries;

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

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“VIE” are to variable interest entity;

•
“we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, as the context requires; Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with a VIE based in China, Shanghai Cango, and the subsidiaries of Shanghai Cango;

•	“WeBank” are to Shenzhen Qianhai WeBank Co., Ltd., a limited liability company established under the laws of the PRC; and

•	“WP Fintech” are to Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company and one of our principal shareholders.
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 15, 2022, the noon buying rate for Renminbi was RMB6.3705 to US$1.00.
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
Our Corporate Structure
Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with operations mainly conducted through Shanghai Cango, or the consolidated VIE, and its subsidiaries. As we plan to engage in value-added telecommunications services, or VATS, businesses, including value-added online services for platform participants, in the future, we currently conduct business operations in China through the consolidated VIE, and rely on contractual arrangements among Can Gu Long, the consolidated VIE and its sharehoders to control the business operation of the consolidated VIE. Investors in our ADSs do not hold equity interest in the Group’s operating entities in China, but instead hold an equity interest in Cango Inc., a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, “the Group” refers to Cango Inc., Shanghai Cango and their respective subsidiaries, and “consolidated affiliate” refers to a subsidiary of Shanghai Cango.

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
These contractual arrangements include equity interest pledge agreements, power of attorney, exclusive business cooperation agreement and exclusive option agreement. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies for accounting purposes, and we have consolidated the financial results of these companies in the Group’s consolidated financial statements. However, we do not own equity interest in Shanghai Cango. Furthermore, Cango Inc., as our holding company, does not conduct operating activities.
We are subject to risks associated with our contractual arrangements with Shanghai Cango. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by Shanghai Cango. The contractual arrangements may not be as effective as direct ownership in providing us with control over Shanghai Cango. If Shanghai Cango or its shareholders fail to perform their respective obligations under these contractual arrangements, we could be limited in our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in the Group’s financial statements. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIE and its shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with Shanghai Cango and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or Shanghai Cango is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. The majority of the Group’s assets, along with several material licenses to conduct business in China, are held by Shanghai Cango and its subsidiaries. In addition, the majority of the Group’s revenues are generated by Shanghai Cango and its subsidiaries. An event that results in the deconsolidation of Shanghai Cango would have a material effect on the Group’s operations and cause the value of the ADSs of our company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
The Group also faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of consolidated VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “—D. Risks Factors— Risks Relating to Doing Business in China.”
Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted in December 2020 and may affect our ability to maintain our listing on the NYSE. Pursuant to the HFCA Act, if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board (PCAOB), or a covered issuer, for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. As stated in its report dated December 16, 2021, the PCAOB has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. See “—D. Risks Factors—Risks Relating to Doing Business in China—Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.”
PRC Licenses, Permissions and Approvals
We conduct business operations mainly through the consolidated VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including the governmental approval for and the license held by Cango Financing to conduct financing guarantee service, as well as the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service. See “Item 4. Information on the Company—B. Business Overview—PRC Licenses, Permits and Approvals” for more details.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, Shanghai Cango and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.”
Cash Transfers within Our Corporate Structure
Cango Inc. is a Cayman Islands holding company with operations mainly conducted through Shanghai Cango, or the consolidated VIE, and its subsidiaries.
We have established controls and procedures for cash flows within the Group. Each transfer of cash between our Cayman Islands holding company, a subsidiary, the consolidated VIE, or the consolidated affiliates is subject to internal approval.
For the years ended December 31, 2019, 2020 and 2021, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, our company provided loans of US$55 million, nil and US$21 million, net, respectively, to our subsidiaries, and received repayments of nil, US$117 million and nil, net, respectively. For the years ended December 31, 2019, 2020 and 2021, our company paid cash dividends of RMB257 million, RMB267 million and RMB955 million (US$150 million) to U.S. investors.
For the years ended December 31, 2019, 2020 and 2021, the consolidated VIE and its consolidated affiliates provided capital contributions of RMB1,001 million, nil and RMB200 million (US$31 million), respectively, to other subsidiaries of the consolidated VIE. For the years ended December 31, 2019, 2020 and 2021, the consolidated VIE and its consolidated affiliates provided loans of RMB550 million, RMB1,540 million and RMB365 million (US$57 million), respectively, to other subsidiaries of the consolidated VIE.

When the consolidated VIE declares and distributes profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.
Restrictions on Transfer of Funds
For restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries and the consolidated VIE, to us and investors, please see “—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund offshore cash and financing requirements. Any limitation on the ability of our PRC subsidiary to make payments to us may have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to restrictions on currency exchange” and “—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the initial public offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.” For Cayman Islands, PRC and United States federal income tax considerations in connection with an investment in our ADSs and Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”
Summary Financial Information Related to the VIE
The following condensed consolidated financial statement information presents information related to Cango Inc., or the Parent, which is a Cayman Islands holding company, the consolidated VIE and our subsidiaries as of December 31, 2019, 2020 and 2021 and for 2019, 2020 and 2021.
The following tables presents the condensed consolidated schedule of results of operation data for the periods indicated.

	For the year ended December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenue	—	3,921,688	28	—	3,921,716
Income from subsidiaries and VIE	29,055	—	—	(29,055)	—
Net (loss)/income	(8,544)	37,717	(8,662)	(29,055)	(8,544)

	For the year ended December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenue	—	2,052,432	—	—	2,052,432
Income from subsidiaries and VIE	59,992	—	—	(59,992)	—
Net income/(loss)	3,369,518	399,367	(339,375)	(59,992)	3,369,518

	For the year ended December 31, 2019
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenue	—	1,440,069	—	—	1,440,069
Income from subsidiaries and VIE	396,273	—	—	(396,273)	—
Net income/(loss)	390,914	353,559	42,714	(396,273)	390,914
The following tables presents the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	857,888	531,317	45,602	—	1,434,807
Restricted cash	—	61,293	—	—	61,293
Total current assets	3,277,922	4,430,825	1,245,038	(1,345,855)	7,607,930
Investment in subsidiaries	3,717,140	—	—	(3,717,140)	—
Total non-current assets	3,717,140	3,301,555	165,534	(3,845,055)	3,339,174
Total assets	6,995,062	7,732,380	1,410,572	(5,190,910)	10,947,104
Total liabialities	4,495	3,639,399	1,345,873	(1,033,230)	3,956,537
Total equity	6,990,567	4,092,981	64,699	(4,157,680)	6,990,567
Total liabialities and equity	6,995,062	7,732,380	1,410,572	(5,190,910)	10,947,104

	As of December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	114,893	1,003,740	308,267.00	—	1,426,900
Restricted cash	—	9,693	—	—	9,693
Total current assets	4,783,237	4,198,149	1,549,470	(1,631,806)	8,899,050
Investment in subsidiaries	3,596,658	—	—	(3,596,658)	—
Total non-current assets	3,596,658	3,209,332	179,705	(3,738,812)	3,246,883
Total assets	8,379,895	7,407,481	1,729,175	(5,370,618)	12,145,933
Total liabialities	4,686.00	3,439,852	1,639,750	(1,313,564)	3,770,724.00
Total equity	8,375,209	3,967,629	89,425.00	(4,057,054)	8,375,209
Total liabialities and equity	8,379,895	7,407,481	1,729,175	(5,370,618)	12,145,933
The following tables presents the condensed consolidated schedule of cash flow data for the periods indicated.

	For the year ended December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash used in operating activities	(10,186)	(374,887)	(19,318)	—	(404,391)
Net cash provided by/(used in) investing activities	2,150,227	744,833	(353,190)	119,353	2,661,223
Net cash (used in)/provided by financing activities	(1,391,602)	(554,832)	119,353	(119,353)	(1,946,434)
Effect of exchange rate fluctuation on cash and cash equivalents	(5,444)	(55)	(9,510)	—	(15,009)
Net change in cash	742,995	(184,941)	(262,665)	—	295,389
Opening cash balance	114,893	1,891,733	308,266	—	2,314,892
Ending cash balance	857,888	1,706,792	45,601	—	2,610,281

	For the year ended December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(13,001)	(626,884)	18,273	—	(621,612)
Net cash provided by/(used in) investing activities	456,659	(81,039)	(14,464)	(854,719)	(493,563)
Net cash (used in)/provided by financing activities	(310,709)	(71,082)	(853,750)	854,719	(380,822)
Effect of exchange rate fluctuation on cash and cash equivalents	(19,238)	—	(16,856)	—	(36,094)
Net change in cash	113,711	(779,005)	(866,797)	—	(1,532,091)
Opening cash balance	1,182	2,670,738	1,175,063	—	3,846,983
Ending cash balance	114,893	1,891,733	308,266	—	2,314,892

	For the year ended December 31, 2019
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(2,989)	405,811	20,073	—	422,895
Net cash (used in)/provided by investing activities	(604,084)	(782,482)	(210,160)	398,320	(1,198,406)
Net cash (used in)/provided by financing activities	(274,666)	1,004,220	399,314	(398,320)	730,548
Effect of exchange rate fluctuation on cash and cash equivalents	12,397	—	(880)	—	11,517
Net change in cash	(869,342)	627,549	208,347	—	(33,446)
Opening cash balance	870,524	2,043,189	966,716	—	3,880,429
Ending cash balance	1,182	2,670,738	1,175,063	—	3,846,983

A.	[Reserved]

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:
Risks Relating to Our Industry and Business
Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	we have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations;

•	the COVID-19 pandemic has adversely affected, and may continue to adversely affect our results of operations;

•
we may not be able to effectively manage business growth, control expenses or implement business strategies, in which case the Group may be unable to maintain high quality services or compete effectively;

•	the Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers;

•	our success depends on the ability to attract prospective car buyers;

•
the Group relies on a limited number of financial institutions to fund the financing transactions and any adverse change in the relationships with such financial institutions may materially and adversely impact our business and results of operations;

•	the Group may fail to maintain relationships with online automotive advertising platforms and to effectively manage such relationships;

•	OEMs may not continue to participate on Cango platform;

•
the Group operates in a market where the credit infrastructure is still at an early stage of development. Information received from third parties concerning a prospective car buyer may be outdated, incomplete or inaccurate, which may compromise the accuracy of the Group’s credit assessment; and

•
the Group relies on credit assessment model and credit assessment team in evaluating credit applications. The current risk management system may not be able to exhaustively assess or mitigate all risks to which the Group is exposed.

Risks Relating to Our Corporate Structure
Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
we rely on contractual arrangements with our consolidated VIE and its shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business;

•	any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;

•	the shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition;

•
if the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations; and

•
contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Risks Relating to Doing Business in China
We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies;

•	there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations;

•	the M&A Rules establishes complex procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions;

•
uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations; and

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase its registered capital or distribute profits.

Risks Relating to Our ADSs
Risks relating to our ADSs, include, but not limited to, the following:

•
we received a notice of
non-compliance
with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs;

•	the trading price of our ADSs may be volatile, which could result in substantial losses to you;

•	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline;

•
we may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them; and

•	substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Risks Relating to Our Industry and Business
We have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.
The automotive and mobility markets, including the automotive finance market, in the PRC are relatively new and at an early stage of development. While such markets have undergone significant growth in the past few years, there is no assurance that the markets can continue to grow as rapidly. As part of the Group’s business, the Group offers automobile trading solutions, automotive financing facilitation services and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, financial institutions, insurance brokers and companies, car buyers and other industry participants. Helping more industry participants to recognize the value of the Group’s services is critical to increase the number and amount of financing transactions, automobile trading transactions and insurance transactions on Cango platform and to the success of the Group’s business.

The Group’s business was launched in 2010 with a limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in several aspects of the Group’s business operation, such as automobile trading solutions, after-market services facilitation and the development of long-term relationships with platform participants, such as dealers, financial institutions, insurance brokers and companies and car buyers. The laws and regulations governing the automotive finance industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results. As the Group’s business develops or in response to competition, the Group may continue to introduce new services, make adjustments to existing services, credit assessment model, business model or operations in general. For example, the Group started to significantly expand its automobile trading solutions in the third quarter of 2020. In connection with such services, the Group purchases cars from OEMs based on orders from dealers and on-sell
cars to the relevant dealers. The Group’s abilities to retain dealers, financial institutions, insurance brokers and companies and other platform participants and to attract new platform participants are also critical to its business. Any significant change to the business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s financial condition and results of operations. Therefore, it may be difficult to effectively assess the Group’s future prospects.
You should consider the Group’s business and prospects in light of the risks and challenges the Group encounters or may encounter given the rapidly-evolving market in which it operates and its limited operating history. These risks and challenges include the Group’s ability to, among other things:

•	offer automotive financing solutions to a growing number of car buyers;

•	maintain and enhance the relationships and business collaboration with dealers, financial institutions, insurance brokers and companies and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of business;

•	maintain low overdue ratios of financing transactions facilitated through Cango platform;

•	comply with complex and evolving laws and regulations;

•	improve operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support business growth;

•	enhance technology infrastructure to support business growth and maintain system security and the confidentiality of the information provided and collected across the system;

•	navigate economic conditions and fluctuations;

•	successfully implement business strategies and offer new services, such as automobile trading solutions; and

•	defend the Group against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.
The
COVID-19
pandemic has adversely affected, and may continue to adversely affect our results of operations.
The
COVID-19
pandemic significantly affected the Chinese economy in the first half of 2020. In an effort to halt the
COVID-19
pandemic, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China since late January 2020. Moreover, the
COVID-19
outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. The
COVID-19
pandemic adversely affected our results of operations in the first half of 2020. The Group’s revenue decreased from RMB688.0 million for the first half of 2019 to RMB520.1 million for the first half of 2020, which was primarily due to a decrease in the amount of financing transactions facilitated through Cango platform. We also experienced an uptick in delinqeuncy rates. M1+ and M3+ overdue ratios were 1.59% and 0.84%, respectively, as of June 30, 2020, as compared to 0.85% and 0.40%, respectively, as of December 31, 2019.
Concerns about the
COVID-19
outbreak and its potential impact on the Chinese economy have created uncertainty about the overall demand for automobiles, which could have negative implications for automotive and mobility markets. Since March 2022, major outbreaks of the Omicron variant of
COVID-19
have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have caused severe hardships to countless dealers and consumers. The Group expects to experience a significant year-on-year
decrease in revenue for the second quarter of 2022. Furthermore, as the Omicron outbreaks have interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments, the Group is likely to experience an uptick in delinquency rates in the second quarter of 2022. As a result, the Group’s net loss on risk assurance liabilities would also increase. While we continue to assess the impact from the
COVID-19
pandemic, we are unable to accurately predict the full impact of
COVID-19
on the Group’s business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, as well as the further impact on dealers, financial institutions, insurance brokers and companies, car buyers and other industry participants.
We may not be able to effectively manage business growth, control expenses or implement business strategies, in which case the Group may be unable to maintain high quality services or compete effectively.
The Group experienced fluctuations in revenue growth historically. The
COVID-19
pandemic had an adverse impact on the Group’s business, results of operations and financial condition for the first half of 2020. Despite the impact of the
COVID-19
pandemic, the Group experienced
year-on-year
revenue growth in 2020 due to the recovery of the automotive market in the second half of 2020 and the significant expansion of its automotive transaction services since the third quarter of 2020. We believe that future growth and expansion will depend on the macroeconomic environment, as well as the ability to develop new sources of revenue, attract new car buyers, collaborate with additional financial institutions, retain and expand dealer network, maintain and grow the relationships with OEMs, capture growth opportunities in new geographies, implement marketing strategies and compete against existing and future competitors. There can be no assurance that any of the above will be achieved.

To manage future growth and expansion, and to maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improving the technology infrastructure as well as accounting and other internal management systems. We will also need to further expand, train, manage and motivate the workforce and manage the relationships with platform participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert management, operational or technological resources from existing business operations. In addition, future expansion may require us to penetrate into new cities in China, where we may have difficulty in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain historical growth rate or implement future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.
The Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers.
As of December 31, 2021, the Group had a network of 45,930 registered dealers across China. Such extensive dealer network is a foundation of Cango platform, and the Group closely collaborates with these registered dealers in providing services to financial institutions and car buyers. The Group plans to expand existing dealer network, including by further penetrating existing markets and expanding geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and the experience in the markets in which the Group currently operates may not be applicable in other parts of China. As a result, the Group may not be able to leverage such experience to expand dealer network into other parts of China. Furthermore, the efforts to expand into new geographical markets and attract new dealers to Cango platform may impose considerable burden on the sales, marketing and general managerial resources. If the Group is unable to manage these expansion efforts effectively, if these expansion efforts take longer than planned or if the costs for these efforts exceed expectations, the Group’s results of operations may be materially and adversely affected.
The relationships with existing registered dealers are not exclusive, and there can be no assurance that they will maintain their level of participation on Cango platform. Dealers may find the amount of commissions currently offered to be unattractive. The Group also offers various solutions and services to dealers, including operating an automobile trading platform to source cars for dealers, facilitate car trading amongst dealers and source car buyers online to facilitate purchases from existing registered dealers. However, the registered dealers may not utilize these solutions and services or such solutions and services may not bring the expected benefits to dealers. Dealer participation on Cango platform may also be affected by various factors that are beyond our control, including the decrease in popularity of the car models offered by these registered dealers. A decrease in the number of car buyers referred by these registered dealers or a reduced level of dealers’ utilization of other solutions and services could materially and adversely affect our business, financial condition and results of operations.

The Group manages its dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, the Group’s in-house
sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 5.1% of the number of registered dealers in the Group’s dealer network as of December 31, 2021, the Group relies on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by competitors more actively. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of the Group’s automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm the Group’s reputation. The Group’s recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused harm, and the Group may encounter significant difficulties in enforcing its contractual rights.
Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer prospective car buyers who have been turned down by other financing solutions providers to Cango platform, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. Failure to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents may lead to higher overdue ratios and/or suffer damage in existing relationships with financial institutions. To manage such risk, the Group monitors existing registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which the Group believes present significant credit risk to it. However, such risk management policy may not be effective and may also contribute to significant turnovers among existing registered dealers and sales agents. Significant turnovers may require the Group to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on operational efficiency.
Our success depends on the ability to attract prospective car buyers.
In 2020 and 2021, the amount of financing transactions facilitated through Cango platform was RMB27.7 billion and RMB30.1 billion (US$4.7 billion), respectively. The growth of the Group’s automotive financing facilitation business depends on the ability to attract prospective car buyers. In order to expand the base of car buyers, the Group must continue to invest significant resources in the development of new solutions and services and build the relationships with financial institutions, dealers, insurance brokers and companies and other platform participants. The ability to successfully launch, operate and expand solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including the ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on Cango platform. If such efforts in these regards are unsuccessful, the base of car buyers, and the amount of financing and other transactions facilitated to them, may not increase at the rate we anticipate, and it may even decrease. As a result, the Group’s business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, significant resources must be devoted to enhance the experience of car buyers on Cango platform on an ongoing basis. The Group must enhance the functionality and ensure the reliability of Cango platform, and continually enhance the speed for processing credit applications without compromising risk management function. If the Group fails to provide superior customer service or address complaints of car buyers on Cango platform in a timely manner, the Group may fail to attract prospective car buyers as to its solutions and services, the number of financing transactions facilitated may decline.
In the meantime, the Group also seeks to maintain the relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that the Group will be able to maintain or deepen such relationships.
The Group relies on a limited number of financial institutions to fund the financing transactions and any adverse change in the relationships with such financial institutions may materially and adversely impact our business and results of operations.
The Group relies on a limited number of financial institutions to fund financing transactions to car buyers. As of December 31, 2021, the Group was in collaboration with 12 third-party financial institutions. In 2021, the amount of financing transactions facilitated was RMB30.1 billion (US$4.7 billion), 96.4% of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find the Group’s services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or the service fees to be too expensive. In addition, regardless of the Group’s risk management efforts, financing transactions facilitated through Cango platform may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. The Group has relied on, and may continue to rely on, three financial institutions, WeBank, MYbank and Bank of Shanghai, to arrange funding for a substantial portion of financing transactions facilitated. In 2021, 16.4%, 41.4% and 31.7% of the amount of financing transactions facilitated through Cango platform was respectively funded (i) under the co-partnership
model, in which the Group partners with WeBank to facilitate financing transactions with funding provided by WeBank and other financial institutions, (ii) by MYbank under the direct partnership model and (iii) by Bank of Shanghai under the direct partnership model. In 2021, revenues attributable to these collaborations with WeBank, MYbank and Bank of Shanghai were RMB171.4 million (US$26.9 million), RMB653.3 million (US$102.5 million) and RMB325.2 million (US$51.0 million), which represented 13.9%, 53.0% and 26.4% of the Group’s automotive financing facilitation revenues, respectively. For further information as to the arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Relationships with Platform Participants—Financial Institutions.”

There can be no assurance that the Group will be able to rely on such funding arrangements in the future. For example, although the Group collaborated with several financial institutions under the co-partnership
model as of December 31, 2021, any such financial institution may decide to reduce the amount that it will fund for financing transactions facilitated through Cango platform in the future or discontinue such funding altogether. The Group continues to identify and expand the number of financial institutions to collaborate with, but there can be no assurance that the number of financial institutions the Group collaborates with will become increasingly diversified in the future. Given the Group’s current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with it or limits the funding that is available for financing transactions facilitated, or if any such financial institution encounters liquidity issue in general, the Group’s business, financial condition and results of operations may be materially and adversely affected.
Certain financial institutions the Group collaborates with have limited operating history in automotive financing. Furthermore, the ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry and the commercial banking industry in the PRC continue to evolve. The Group may from time to time experience constraints as to the availability of funds from financial institutions, especially as the business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting the ability to facilitate financing transactions. Such limitations may also restrain the growth of business. Any prolonged constraint as to the availability of funds from financial institutions may also harm the reputation or result in negative perception of the services offered, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions facilitated through Cango platform or the willingness of dealers and other platform participants to collaborate with the Group.
The Group may fail to maintain relationships with online automotive advertising platforms and to effectively manage such relationships.
The Group collaborates with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in the automotive financing solutions on Cango platform are directed to the Group’s call center. The Group’s call center staff further explains the solutions to the user and assists the user in finding a suitable car in existing dealer network. We view online automotive advertising platforms as alternative channels to engage car buyers. Such platforms may enter into exclusive business collaboration with competitors, or they may offer automotive financing solutions of their own and compete with the Group’s business. If the Group was unable to source car buyers through these online channels or effectively engage such car buyers, the value that Cango platform is able to bring to other participants such as dealers and financial institutions may be materially and adversely affected, and the Group’s business, financial condition and results of operations may become negatively impacted as a result.

OEMs may not continue to participate on Cango platform.
Some of the financing transactions facilitated through Cango platform are part of
OEM-sponsored
subsidy programs. The Group enables collaboration between OEMs and financial institutions to design low-interest
financing solutions for car buyers. In addition, as part of the automobile trading solutions, the Group purchases cars from OEMs to facilitate the sale of such cars to its registered dealers. We believe such collaboration with OEMs makes Cango platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that the Group will be able to build and grow the relationships with OEMs. OEMs may perceive the Group as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest
financing solutions offered on Cango platform or even terminate such subsidies. The Group plans to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving existing credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy. OEMs may also decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to the Group. Failure to build and grow the relationships with OEMs could materially and adversely affect the Group’s business, financial condition and results of operations.
The Group operates in a market where the credit infrastructure is still at an early stage of development. Information received from third parties concerning a prospective car buyer may be outdated, incomplete or inaccurate, which may compromise the accuracy of the Group’s credit assessment.
China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the People’s Bank of China, or the PBOC, in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosures and bankruptcies. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in such current market.
For the purpose of credit assessment, the Group obtains credit information from prospective car buyers, and with their authorization, obtains credit data from external parties to assess applicants’ creditworthiness. The Group may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’ creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise the Group’s risk management capabilities. As a result, the assessment of a car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. There is also a risk that following the obtaining a car buyer’s information, the car buyer may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt, including pledging the car as collateral for such debt; or

•	sustained other adverse financial events.
Such outdated, incomplete or inaccurate information could compromise the accuracy of the Group’s credit assessment model and adversely affect the effectiveness of its control over overdue ratios, in which case the Group’s results of operations will be harmed.
The Group relies on credit assessment model and credit assessment team in evaluating credit applications. The current risk management system may not be able to exhaustively assess or mitigate all risks to which the Group is exposed.
Credit applications by car buyers are evaluated based on credit assessment conducted by the Group’s credit assessment model, and the credit assessment team conducts a manual evaluation when necessary. Based on the credit assessment model, certain of the applications are either automatically approved or automatically rejected. The credit assessment team manually evaluates the rest of the applications. If such credit assessment model or credit assessment team fail to perform effectively, the Group’s business and results of operations may be materially and adversely affected.
The existing credit assessment model builds on machine learning algorithms including logistic regression and gradient boost decision tree. While the Group relies on machine learning algorithms to refine such model and system, there can be no assurance that the application of such algorithms will continue to deliver the expected benefits. In addition, as the Group has a limited operating history, it may not have accumulated sufficient credit data to optimize such model and system. Even if there are sufficient credit data and the credit assessment model has been tailored for prospective car buyers on Cango platform for current operation, such data and credit assessment model might not be effective as the Group continues to increase the amount of financing transactions facilitated through Cango platform, expand the car buyer base and broaden engagement efforts with car buyers generally through different channels in the future. If existing system contains programming or other errors, if current model is ineffective or if the credit data obtained is incorrect or outdated, the Group’s credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications.
The Group relies on its credit assessment team to evaluate a substantial portion of credit applications submitted by prospective car buyers. The reviewers frequently exercise judgments based on their experience and knowledge, and such judgments are subject to errors. In addition, if the Group fails to retain experienced reviewers or effectively train new reviewers, the Group may be unable to either offer financing solutions to creditworthy car buyers or maintain low overdue ratios of financing transactions facilitated. To improve operational efficiency, the Group plans to enhance the level of automation in the credit assessment process. However, such change in the credit assessment process could lead to an increase in overdue ratios, which would materially and adversely impact the Group’s business and results of operations.

If the Group is unable to maintain low overdue ratios for financing transactions facilitated, the Group’s business and results of operations may be materially and adversely affected. Historical overdue ratios for financing transactions facilitated may not be indicative of future results.
The Group may not be able to maintain low overdue ratios for financing transactions facilitated through Cango platform, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond its control and beyond the control of individual car buyers. As a result of the
COVID-19
pandemic, the Group experienced an uptick in delinquency rates. M1+ and M3+ overdue ratios were 1.35% and 0.69%, respectively, as of June 30, 2021, as compared to 0.98% and 0.42%, respectively, as of December 31, 2020. M1+ and M3+ overdue ratios increased to 1.62% and 0.86%, respectively, as of December 31, 2021. We cannot assure you that the Group will be able to maintain low overdue ratios in the future or that the overdue ratios as of December 31, 2021 are indicative of future credit performance. Overdue ratios for financing transactions facilitated may deteriorate over time or as the business volume expands, and overdue ratios are also affected by macroeconomic conditions.
Since March 2022, major outbreaks of the Omicron variant of
COVID-19
have occurred in many parts of China. These outbreaks have interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments, and the Group is likely to experience an uptick in delinquency rates in the second quarter of 2022. Furthermore, the
COVID-19
pandemic may continue to adversely affect the Group’s credit performance in the second half of 2022.
The way how car buyers’ delinquencies affects the Group’s results of operations depends on the funding arrangement for the relevant financing transactions. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions facilitated through Cango platform would harm existing business relationship with them. As of December 31, 2021, the total outstanding balance of financing transactions funded under such arrangements was RMB8.4 billion (US$1.3 billion), representing 18.0% of the total outstanding balance of financing transactions facilitated.
Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2021, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB36.7 billion (US$5.8 billion), representing 78.7% of the total outstanding balance of financing transactions facilitated. The Group may increase the proportion of financing transactions funded under risk-bearing arrangements in the future. At the inception of each financing transaction facilitated under such arrangements, the Group recognizes risk assurance liabilities at fair value. The Group recognizes additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which the Group is obligated to bear credit risk could have a material adverse impact on its results of operations. The Group’s risk assurance liabilities were RMB699.0 million (US$109.7 million) as of December 31, 2021, and the amount of performed risk assurance liabilities was RMB403.4 million (US$63.3 million) in 2021. Furthermore, such fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. The Group will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than the estimate at inception.

The Group records financing lease receivables in relation to financing leases funded by Shanghai Chejia on the Group’s consolidated balance sheet. As such, the Group bears credit risk as to such financing leases, and recognizes provision for credit losses in its results of operations. Any increase in overdue ratios could materially and adversely affect the Group’s business, results of operations and financial condition.
Collection and recovery efforts by the
in-house
team may become less effective and may also subject us to regulatory risks and reputational risks.
The Group utilizes an
in-house
team to collect repayment and recover car collaterals. The effectiveness of such collection and recovery efforts is critical to the business. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, failures in these collection and recovery efforts would harm the business relationship with such financial institutions. Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, the Group records financing receivables in relation to financing leases funded by Shanghai Chejia on its balance sheet. As such, the Group bears credit risk as to such financing leases. Failure to collect overdue repayments for the financing transactions facilitated or recover the related car collaterals will have a material adverse effect on the Group’s business operations and financial position. As the amount of financing transactions facilitated on Cango platform increases in the future, the Group may devote additional resources into the collection and recovery efforts. However, there can be no assurance that such collection and recovery efforts will be successful and that such additional resources would be utilized in a cost-efficient manner.
The Group endeavors to ensure its collection and recovery efforts comply with the relevant laws and regulations in the PRC and has established strict policies and implemented measures to ensure that the delinquent asset management personnel do not engage in aggressive or predatory practices. However, there can be no assurance that such personnel will not engage in any misconduct while performing their tasks. Any misconduct by the delinquent asset management personnel or the perception that the collection and recovery practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine the ability to collect repayments or recover cars from car buyers in default, lead to a decrease in the willingness of prospective car buyers to apply for and utilize financing transactions facilitated through Cango platform, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

The service fees for the Group’s automotive financing facilitation services may decline in the future, and any material decrease in such service fees could harm the Group’s business, financial condition and results of operations.
The Group generates a substantial portion of the revenue from automotive financing facilitation services. Any material decrease in the service fees from automotive financing facilitation services would have a substantial impact on the Group’s revenue and profit margin. The service fees charged to financial institutions could be affected by a variety of factors, including the competitive landscape of the automotive finance industry and regulatory requirements. Such service fees from financial institutions may also be affected by a change over time in the mix of the types of services offered. Competitors may also offer more attractive service fees, which may require the Group to reduce its service fees to compete effectively.
In addition, such financing facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In the event that the amount of service fees charged to financial institutions decreases significantly in the future and the Group is not able to adopt any cost control initiatives, the Group’s business, financial condition and results of operations will be harmed.
Failure to facilitate the sale of cars that the Group purchases for dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.
The Group started to significantly expand its automobile trading solutions in the third quarter of 2020. In connection with such services, the Group purchases cars from OEMs based on orders from dealers and on-sell
cars to the relevant dealers. The Group prices cars based on the massive amount of transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. The Group has limited experience in the purchase of cars for sale to dealers, and there is no assurance that the Group will be able to do so effectively. Demand for the cars purchased could change significantly between the time an order is placed by a dealer and the expected time of sale to the dealer. Demand may be affected by new car launches, product defects, changes in consumer preference and other factors. Even though the Group requires dealers to pay deposits when ordering cars, dealers may choose to forfeit deposits and decline to complete the purchases. As a result, the Group faces inventory risk in connection with the cars purchased by it, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. The Group may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.

The laws and regulations governing the automotive and mobility industries or other industries related to the Group’s business in the PRC are subject to further changes and interpretation. If such business practices or the business practices of third parties that the Group collaborates with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.
The Group’s business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries, including the automotive finance industry. The application and interpretation as to certain of these laws and regulations are currently ambiguous and may be interpreted and administered inconsistently between the different government authorities and local bureaus. The PRC government may also implement measures to control credit supply, which would affect the automotive finance industry.
As of December 31, 2021, the Group had not been subject to any material fines or other penalties under any PRC laws or regulations as to its business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as the Group to new or specific requirements (including without limitation, capital requirements and licensing requirements), the Group’s business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practice is deemed to violate any existing or future rules, laws and regulations, it may face injunctions, including orders to cease non-compliant
activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. In addition, a bank may not permit its service provider in cash loan business to collect interest or fees from borrowers. There is still uncertainty as to the interpretation and application of the requirements in Circular 141. The opening paragraph of Circular 141 states, in relevant parts, that while the growth of cash loan business “has helped certain groups in society satisfy their needs for normal consumption credit to a certain extent, it has created several significant problems including, among other things, over-borrowing, repetitive credit approvals, improper collection practice, excessively high interest rates and intrusions on personal privacy, posing relatively large financial risk and societal risk.” While this statement suggests that the regulatory authorities are primarily concerned about abuses in the cash loan industry, it is uncertain whether any requirements in Circular 141 may be applicable to the automotive finance industry. In connection with the automotive financing facilitation business, the Group provides credit assessment service to financial institutions and the financial institutions make ultimate credit decisions. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. If the relevant regulatory authorities determine that Circular 141 is applicable to the automotive finance industry, and the abovementioned business is deemed to be in violation of Circular 141, the Group could be subject to penalties and/or be required to significantly change such business model.

The Group operates insurance brokerage business through Fushun Insurance Brokerage Co., Ltd., a subsidiary of our consolidated VIE. The insurance brokerage business is highly regulated in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. The Group faces challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. The Group might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of the insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the CBIRC and its local branches may conduct various examinations and inspections on the Group’s insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance
incidents in the Group’s insurance brokerage business operation are identified, the Group may be required to take certain rectification measures in accordance with applicable laws and regulations, or be subject to other administrative penalties.
On August 1, 2019, the General Office of the State Council promulgated the Guiding Opinions on Promoting the Well-regulated and Sound Development of the Platform Economy, or the Guiding Opinions on Platform Economy, which provide that the establishment of financial institutions, operation of financial activities, provision of financial information intermediary and transaction matching services shall be subject to entry administration according to the related laws and regulations. Due to the lack of further interpretations of the Guiding Opinions on Platform Economy, it is uncertain whether the Group will be deemed as providing “financial information intermediary and transaction matching services” under the Guiding Opinions on Platform Economy and be subject to entry administration. We cannot assure you that the Group will not be required in the future by the relevant governmental authorities to obtain additional approvals or licenses in this regard, and that such approvals or licenses will be obtained in a timely manner if required. Inability to obtain such approvals or licenses on a timely basis could have an adverse impact on the Group’s business.
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
Under the arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2021, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB36.7 billion (US$5.8 billion), representing 78.7% of the total outstanding balance of financing transactions facilitated through Cango platform. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of the current arrangements with certain financial institutions. The Group has utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in most cases, while in certain cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under the arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under the current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form,” the Group may be required to either cease bearing credit risk as part of the arrangements with the financial institutions as described above, or adjust such arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If the Group is unable to satisfy such requirement, it may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, even if the Group successfully changes the arrangements with the financial institutions and only Cango Financing will provide such credit enhancement services in the future, the outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets as required by the Financing Guarantee Rules. If the amount of guarantee liabilities exceeds ten times of Cango Financing’s total net assets, the Group may be required to increase the total net assets of Cango Financing by means of, among others, increasing the paid-up
capital contribution. However, there can be no assurance that the Group will be able to make such capital contribution timely, or at all. Inability to make such capital contribution on a timely basis could have an adverse impact on our business.
The Group’s business of facilitating financing transactions between financial institutions and car buyers may constitute provision of intermediary service, and the agreements with these financial institutions may be deemed as intermediation contracts under the PRC Civil Code.
The Group’s business of facilitating financing transactions by connecting financial institutions and individual car buyers may constitute an intermediary service, and such services may be deemed as intermediation contracts under the PRC Civil Code. Under the PRC Civil Code, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Intermediation.” Therefore, if the Group fails to provide material information to financial institutions, or if it fails to identify false information received from car buyers or others and in turn provides such information to financial institutions, and in either case if the Group is also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, the Group could be held liable for damage caused to financial institutions as an intermediary pursuant to the PRC Civil Code. In addition, if the Group fails to complete the obligations under the agreements entered into with financial institutions, the Group could also be held liable for damages caused to financial institutions pursuant to the PRC Civil Code.

The Group may not be able to enforce the rights against car buyers.
The Group offers car buyers various value-added services associated with purchasing a car with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. However, the Group does not enter into written contracts with some car buyers, and for those the Group had written contracts with, the contract terms are not clear about the service fees charged. In the event a legal dispute arises between a car buyer and the Group, the Group may not be able to enforce the rights against the relevant car buyer. Failure to enforce such rights may materially and adversely affect the Group’s business, results of operation and financial condition.
The scale of Shanghai Chejia’s business may be limited by its total net assets.
In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed CBIRC. In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, which provide that the risk assets of a financing lease enterprise may not exceed eight times of its total net assets, and the term “risk assets” of a financing lease enterprise refer to its total assets, net of cash, bank deposits, Chinese treasury bonds, and supersede the relevant provision in the abovementioned measures. Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Financing Lease” for more details. As the Interim Measures for the Supervision and Administration of Financial Leasing Companies were newly adopted and the governmental authorities may promulgate more laws, regulations or rules, there are still substantial uncertainties how these new measures will be interpreted and implemented. Shanghai Chejia funds financing leases for car buyers on Cango platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.
Shanghai Chejia is the Group’s consolidated affiliate. The Group may expand the amount of financing leases provided by Shanghai Chejia, which would increase the amount of financing lease receivables of Shanghai Chejia. When the amount of financing lease receivables exceeds the statutory limits, the Group may be required to increase the total net assets of Shanghai Chejia by means of, among others, increasing the paid-up
capital contribution. However, there can be no assurance that the Group will be able to make such capital contribution timely, or at all. Inability to make such capital contribution on a timely basis could have an adverse impact on the Group’s business.

The Group faces intense competition and it may not be able to compete effectively.
The automotive transaction industry in China is large yet competitive. The Group competes against automotive transaction platforms that connect various players across the automotive transaction value chain, to facilitate automotive and automotive-related transactions, including automotive financing. The competitors may offer automotive financing solutions with lower cost and/or deliver better user experience to prospective car buyers.
OEM-sponsored
subsidy programs may also compete with the Group’s automotive financing solutions, reduce its market share and adversely affect its results of operations. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of the current and potential competitors may have significantly more financial, technical, marketing and other resources than the Group and may be able to devote greater resources to the development, promotion, sales and support of their platform, product and solution and service offerings. Competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions, OEMs or other automotive transaction industry participants than the Group. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of the other competitors. These competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the automotive transaction or automotive finance industry and intensify the market competition. In response to competition and in order to grow or maintain the amount of financing transactions facilitated to car buyers, the Group may have to lower and/or adjust the various fees charged or pay to the different platform participants, which could materially and adversely affect the Group’s business, profit margins and results of operations. If the Group is unable to compete with such companies and meet the need for innovation in the industry, the demand for services on Cango platform could stagnate or substantially decline, which could harm the Group’s business and results of operations.
If the Group’s new solutions and services do not achieve sufficient market acceptance or provide the expected benefits to platform participants, the Group’s financial condition, results of operations and competitive position will be materially and adversely affected. New solutions and services may also subject the Group to regulatory risks.
The Group has incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, the Group started to significantly expand automobile trading solutions in the third quarter of 2020. The Group may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for the Group to recoup its investment in developing, acquiring and bringing them to market.
Existing or new solutions and services and changes to Cango platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•	failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•	platform participants may not like, find useful or agree with any changes made;

•	failure to properly price new solutions and services;

•	negative publicity about solutions and services or Cango platform’s performance or effectiveness;

•	failure to seamlessly integrate the Group’s technology system with those of existing or new financial institutions collaborated with;

•	failure to evaluate credit applications efficiently;

•	views taken by regulatory authorities that the new solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to the Group; and

•	the introduction or anticipated introduction of competing solutions and services by competitors.
If new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to platform participants, the Group’s competitive position, financial condition and results of operations could be harmed. In addition, the Group may incur higher cost and expenses as a result of new solutions and services. New solutions and services may also subject the Group to additional regulatory or licensing requirements. Failure by the Group to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.
We are subject to certain risks relating to our strategic partnership with Didi Chuxing.
We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
We have collaborated with Didi Chuxing in areas such as automotive financing and insurance facilitation. However, there can be no assurance that we will successfully maintain and expand our strategic partnership with Didi Chuxing. Furthermore, pursuant to the shareholders agreement, we may not set up any joint venture, partnership or enter into any strategic cooperation arrangements with certain competitors of Didi Chuxing, for so long as Didi Chuxing’s shareholding percentage in our company is not lower than five percent. Such restrictions may adversely affect our business, results of operations and financial condition.
We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.
Since inception, the Group has issued equity securities and borrowed from financial institutions to support the growth of the Group’s business. As the Group intends to continue to make investments to support the growth of its business, the Group may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions facilitated through Cango platform, further enhance the risk management capabilities, increasing sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing operating infrastructure and acquiring complementary businesses and technologies. The Group may expand the amount of financing leases provided by Shanghai Chejia, and may need to make additional capital contribution as a result. Furthermore, the Group may further increase the number of cars purchased from OEMs to enable registered dealers to access additional car sourcing channels. Accordingly, the Group may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when the Group needs them, on terms that are acceptable to the Group, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and the Group may suffer default and foreclosure on its assets if its operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit the Group’s sources of financing.

Volatility in the credit markets may also have an adverse effect on the Group’s ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If the Group is unable to obtain adequate financing or financing on terms satisfactory to the Group when the Group requires it, the Group’s ability to continue to pursue its business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and the Group’s business, financial condition, results of operations and prospects could be adversely affected.
Failure to adequately recover value of car collaterals may materially and adversely affect the Group’s results of operations.
All financing transactions facilitated through Cango platform are secured by car collaterals. Change in the residual value of car collaterals securing these financing transactions may affect their recoverability. How such change affects the Group’s results of operations depends on the funding arrangement for the relevant financing transaction. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. Nonetheless, it charges such financial institutions fees for disposals of recovered cars, and such fees are based on a percentage of the proceeds from disposals. As such, a decrease in residual value of car collaterals results in a decrease in the fee charged for disposals. Under the arrangements with certain other financial institutions, Shanghai Cango and Cango Financing are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to the Group. The Group incurs losses as residual value of car collaterals declines below the amount the Group expected to recover. In addition, the Group’s consolidated affiliate Shanghai Chejia directly funds financing leases, in which case security interest in the relevant collaterals belongs to Shanghai Chejia.
Residual values of car collaterals are often affected by factors beyond the Group’s control. After purchase by a car buyer, a car may suffer damage from traffic accidents. In addition, the introduction of new car models and overall trend of gradual decrease in used car prices with the age of cars may cause the residual value of cars to decrease. Restrictions on inter-city or inter-province transfer of used cars imposed by various local government authorities in China may also result in lower residual value of cars that likely will be transferred to such cities with local transfer restrictions. Although the central PRC government has issued several official opinions or circulars to prohibit such local restrictions and market segregation, aiming to stimulate inter-city or inter-province used car trading by deregulation, certain transfer restrictions are still officially allowed. Residual value may also be adversely affected due to inappropriate handling of the third parties the Group collaborates with, such as warehouses. Existing pricing models may not be able to capture all factors that may affect the residual value of car collaterals. Significant decrease in residual value of car collaterals may lower the recoverability of financing transactions and undermine the cost efficiency of the Group’s recovery efforts, which may materially and adversely affect its results of operations. Furthermore, there can be no assurance that the Group will be able to dispose car collaterals at residual values, or at all.

Any harm to Cango brand or reputation or any damage to the reputation of financial institutions the Group collaborates with or other third parties or the automotive finance industry or failure to enhance existing brand recognition could have a material adverse effect on the Group’s results of operations and growth prospects.
Enhancing the recognition and reputation of Cango brand is critical to the Group’s business and competitiveness. Factors that are vital to this objective include but are not limited to the ability to:

•	maintain the quality and reliability of Cango platform;

•	maintain and develop relationships with dealers, financial institutions, insurance brokers and insurance companies;

•	maintain and develop relationships with OEMs;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	enhance and improve credit assessment of car buyers;

•	effectively manage and resolve any complaints of dealers, financial institutions or car buyers; and

•	effectively protect personal information and privacy of car buyers and any data received from financial institutions.
Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of the Group, including but not limited to the management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt the Group’s reputation and harm the Group’s business and results of operations.
As the automotive finance market in China is under rapid development and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s automotive finance industry in general may also have a negative impact on the Group’s reputation, regardless of whether the Group has engaged in any inappropriate activities. Furthermore, any negative development in the automotive finance industry, such as bankruptcies or failures of platforms providing automotive financing solutions, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as any unethical or illegal activity by other industry players or any failure of platforms providing automotive financing solutions to detect or prevent unethical or illegal activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image, undermine the trust and credibility the Group has established and impose a negative impact on the ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive finance industry, such as widespread car buyer defaults, unethical or illegal activities by industry players and/or the closure of platforms providing automotive financing solutions, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like the Group. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.

The Group collaborates with various automotive transaction industry participants in providing solutions and services through Cango platform. Such participants include dealers, financial institutions, sales agents, insurance brokers and companies and other business partners. In addition, the Group started to collaborate with sales representatives in 2020 to enhance sales efforts. Such sales representatives introduce the Group’s solutions to potential car buyers and car owners and generate leads to Cango platform. Negative publicity about such counterparties, including any failure by them to adequately protect the information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the Group’s reputation.
Fraudulent activities associated with car buyers could negatively impact the Group’s results of operations, brand and reputation and cause the use of the Group’s services to decrease.
The Group is subject to the risk of fraudulent activities associated with car buyers, who may provide it with information that is inaccurate or misleading. The Group does not and may not be able to verify all the information received from car buyers. To the extent the Group verifies car buyers’ information, existing resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could negatively affect the results of operations, harm Cango brand and reputation, discourage financial institutions from collaborating with the Group, reduce the amount of financing transactions facilitated to car buyers and lead the Group to take additional steps to reduce fraud risk, which could increase the relevant costs. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high-profile fraudulent activity could even lead to regulatory intervention and may divert management’s attention and cause the Group to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject the Group to liability as an intermediary under the PRC Civil Code. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Intermediation.” Although the Group has not been materially affected by fraudulent activities associated with car buyers in the past, there is still a possibility that such fraudulent activities may materially and adversely affect the Group’s business, financial condition and results of operations in the future.

Fluctuations in interest rates could negatively affect the Group’s reported results of operations.
The Group charges service fees to financial institutions for facilitating financing transactions. If prevailing market interest rates decline, the operating margins of financial institutions may decrease, which may force the Group to lower the service fees it is able to charge them. If the Group does not sufficiently lower such service fees and keep the fees competitive in such instances, financial institutions may decide not to utilize such services because of the less competitive service fees and may take advantage of lower service fees offered by other companies, and the Group’s ability to retain, attract and engage prospective financial institutions as well as its competitive position may be severely undermined. On the other hand, if prevailing market interest rates increase, car buyers would be less likely to finance car purchases with credit or the Group may need to reduce the service fees to mitigate the impact of increased interest rates, and its financial condition and profitability could also be materially and adversely affected.
Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial
institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.7% as published on April 20, 2022, such cap would be 14.8%.
The Group’s quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of business.
The Group’s quarterly results of operations, including the levels of its revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of the Group’s control, and period-to-period
comparisons of the Group’s operating results may not be meaningful, especially given the limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

•	ability to attract new car buyers;

•	ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers, financial institutions and OEMs;

•	the amount of financing transactions, automobile trading transactions and insurance transactions on Cango platform;

•	overdue ratios of financing transactions facilitated;

•	the mix of solutions and services offered;

•	the amount and timing of the Group’s operating cost and expenses and the maintenance and expansion of existing business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through Cango platform on reasonable terms;

•	emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to risk assurance liabilities and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.
In addition, the Group has experienced, and expects to continue to experience, seasonal fluctuations in its revenues and results of operations. Such revenue trends reflect car purchase patterns by car buyers. Car buyers in China tend to purchase a higher volume of cars in the second half of each year, in part due to the introduction of new models from automakers. Further, the holiday period following the Chinese New Year is in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result of these factors, the Group’s revenues may vary from quarter to quarter. The Group’s actual results may differ significantly from its targets or estimated quarterly results. Therefore, you may not be able to predict the Group’s annual results of operations based on a quarter-to-quarter
comparison of its results of operations. The quarterly fluctuations in the Group’s revenues and results of operations could result in volatility and cause the price of our ADSs to fall. As the revenues grow, these seasonal fluctuations may become more pronounced.
We may not realize the benefits we expect from our investments in certain securities and investment products, and this may materially and adversely affect our business, financial condition, results of operations and prospects.
We make investments in certain standardized capital instruments issued by financial institutions, including asset-backed securities in which the underlying assets are financing receivables related to financing transactions facilitated through Cango platform. We have also made short-term investments in a public company and wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2021, the Group had short-term investments of RMB2,598.9 million (US$407.8 million). We cannot assure you as to the return of our investments and we may need to continue to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

Uncertainties relating to the growth of the Chinese automotive and mobility markets in general, and the automotive finance industry in particular, could adversely affect the Group’s business and results of operations.
The Group generates a substantial portion of its revenue from automotive financing facilitation services, as well as automobile trading solutions. As a result, the amount of revenue is affected by the development of the automotive and mobility industries in China. The long-term viability and prospects of various automotive financing and transaction models in China remain relatively untested. As such, demand for the Group’s solutions and services and future results of operations will depend on numerous factors affecting the development of the automotive and mobility industries in China, which may be beyond its control. These factors include:

•	the growth in car ownership and the rate of any such growth;

•	changes in car buyer demographics, tastes and preferences;

•	changing financing behavior of car buyers;

•	the selection, price and popularity of cars offered by dealers and OEMs; and

•	whether alternative channels or business models that better address the needs of car buyers emerge in China.
A general decline in the use of and demand for cars, or any failure to adapt Cango platform and maintain and improve the experience of various platform participants as to the solutions and services in response to new trends and requirements, may adversely affect our results of operations and business prospects.
In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs will be exempted from the purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy cars designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy cars. In January 2022, relevant governmental authorities announced that subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. We cannot predict whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, the Group’s revenues may decrease, and its results of operations may be materially and adversely affected.

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
Any significant disruption in the Group’s IT systems, including events beyond control, could prevent the offering of solutions and services through Cango platform or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants.
In the event of a system outage, malfunction or data loss, the ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and underlying network infrastructure are critical to the operations, user service, reputation and ability to attract new and retain existing car buyers and financial institutions. The Group’s IT systems infrastructure is currently deployed, and relevant data is currently maintained through a customized cloud computing system. The Group’s servers are housed at third-party data centers, and its operations depend on the service providers’ ability to protect such systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts and similar events, many of which may be beyond control. Many of the Group’s mobile applications are also provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of such mobile applications to users. Moreover, if the arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective, the Group could experience interruptions in solutions and service as well as delays and additional expense in arranging new automotive financing solutions for car buyers and to serve other platform participants. The ability to exchange information with financial institutions and obtain credit data from third parties could also be interrupted.

Any interruptions or delays in service, whether as a result of third-party error, the Group’s error, natural disasters or security breaches, whether accidental or willful, could harm the relationships with car buyers and financial institution and other platform participants and the Group’s reputation. The Group may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could prevent it from processing credit applications and other business operations, damage Cango brand and reputation, divert employees’ attention, reduce revenue, subject us to liability and cause car buyers and financial institutions and other platform participants to abandon solutions and services on Cango platform, any of which could adversely affect the Group’s business, financial condition and results of operations.
Technology is a critical aspect in the efficient operation of the Group’s business, and if any of the Group’s systems contain undetected errors, or if the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, the Group’s operations may be materially and adversely affected.
The efficient and reliable operation of the Group’s business depends on technology as well as the Group’s IT systems. The Group’s systems, enterprise applications and software on which the Group depends for the operation of its business may contain programming errors or other defects that the Group’s internal testing did not detect. The occurrence of such undetected errors or defects in the Group’s systems and software could disrupt operations, damage reputation and detract from the experience of users.
In addition, the Group’s future success depends on its ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner in order to deliver services demanded by platform participants. However, the Group may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that the Group will be able to implement new technology initiatives effectively, or that the Group will be successful in anticipating new technology needs and demands of customers and of the market at large. Moreover, it may take an extended period of time for the Group’s new technologies and services to gain market acceptance, if at all. If the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, its operations may materially and adversely affected.
Misconducts and errors by employees and third parties collaborated with could harm the Group’s business and reputation.
The Group is exposed to many types of operational risks, including the risk of misconduct and errors by employees and third-party business partners collaborated with. The Group’s business depends on these employees and third parties, such as dealers, financial institutions, sales agents and sales representatives, to interact with car buyers, process large numbers of transactions and support the collection process. The Group could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow the rules and procedures when interacting with car buyers, the Group could be liable for damages and subject to regulatory actions and penalties. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow existing rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected.
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations and interpretataions of which are subject to changes and uncertainties, and any actual or alleged failure to comply with these laws and regulations could materially and adversely affect our business and results of operations. The Group collects, stores and processes certain personal and other data from car buyers, dealers and other third parties, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While the Group has taken steps to protect the confidential information that it has access to, these security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to the Group’s system could cause confidential car buyer information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose the Group to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Group’s technology infrastructure are exposed and exploited, the relationships with car buyers, dealers and/or financial institutions could be severely damaged, the Group could incur significant liability and its business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of cybersecurity, information security, privacy and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides a national security review procedure for those data activities which may have an impact on national security. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which shall be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information shall be limited to the minimum scope necessary to achieve the processing purpose and to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities processing personal information shall bear responsibilities for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Entities processing personal information that fail to comply with the Personal Information Protection Law could be ordered to take remedial measures, suspend or terminate their services, or face confiscation of illegal income, fines or other penalties.
On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures, which took effective on February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to cybersecurity review. The competent governmental authorities may also initiate a cybersecurity review on the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.
On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security for public comment, pursuant to which data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that possess a large number of data resources related to national security, economic development or public interests that affect or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Further, the draft regulations require internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and sections related to personal information protection for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. In addition, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC has solicited comments on this draft until December 13, 2021, but there is no definite timetable as to when the draft regulations will be enacted.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which provide that any data processor providing an overseas recipient with important data collected and generated during its operations within the PRC or personal information that should be subject to security assessment according to law must undergo security assessment. The draft measures list five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect the Group’s business operation.
The Group obtains consents from car buyers on Cango platform to use their personal information within the scope of authorization and has taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in the cooperation agreements with financial institutions, the Group has the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. The Group may face litigation brought by financial institutions or car buyers, if it fails to satisfy such confidentiality obligations in the relevant cooperation agreements, or if the use of car buyers’ data falls outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with current policies and practices or require changes to the features of the Group’s system. Recently, PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. We cannot rule out the possibility that operators like the Group would also be subject to more comprehensive and stricter supervision by the competent governmental authorities on cybersecurity, information security, privacy and data protection in the future. The regulatory framework for cybersecurity, information security, privacy and data protection in China and worldwide is continuously evolving and is likely to remain uncertain for the foreseeable future, and there can be no assurance that the existing car buyer information protection system and technical measures will be considered sufficient under applicable laws and regulations. If the Group is unable to address any information protection concerns, or to comply with the then applicable laws and regulations, the Group may incur additional costs and liability and its reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form
20-F
filing for that year. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.
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
We may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, the Group’s operations are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies such as the Group, and
non-U.S.
persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group conducts substantially all of its operations in China and substantially all of the Group’s assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against the Group or our directors, executive officers or other gatekeepers in case the Group or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against the Group, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
The Group may not be able to prevent others from unauthorized use of its intellectual property and the Group may be subject to intellectual property infringement claims, either of which could harm our business and competitive position.
The Group regards its trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to its success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with its employees and others to protect its proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” However, there can be no assurance that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide the Group with competitive advantages. In addition, other parties may misappropriate the Group’s intellectual property rights, which would cause the Group to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of the Group’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. For example, the Group does not hold any patent relating to the existing credit assessment model. Furthermore, parts of the Group’s business rely on technologies developed or licensed by other parties, or co-developed
with other parties, including open source software, and the Group may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.
It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to the Group for any such breach. Accordingly, the Group may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. Preventing any unauthorized use of the Group’s intellectual property is difficult and costly and the steps the Group takes may be inadequate to prevent the misappropriation of its intellectual property. In the event that the Group resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources. We can provide no assurance that the Group will prevail in such litigation. In addition, the Group’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing the Group’s intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

Meanwhile, we cannot be certain that the Group’s operations or any aspects of its business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights held by other parties. The Group may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights that are infringed by the Group’s services or other aspects of its business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against the Group in China, the U.S. or other jurisdictions. If any infringement claims are brought against the Group, we may be forced to divert management’s time and other resources from the Group’s business and operations to defend against these claims, regardless of their merits.
Currently, open source software is used in certain aspects of Cango platform and business operations, and it is expected that open source software will continue to be used in the future. The Group may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require the Group to purchase a costly license or require it to devote additional research and development resources to change its technologies, any of which would have a negative effect on its business and operating results. In addition, if the license terms for the open source software the Group utilizes change, it may be forced to reengineer or discontinue relevant solutions or incur additional costs. We cannot be certain that open source software in the existing solutions is incorporated in a manner that is consistent with internal policies.
Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If the Group were found to have violated the intellectual property rights of others, the Group may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and the Group may incur licensing fees or be forced to develop alternatives of its own. As a result, the Group’s business and results of operations may be materially and adversely affected.
If the Group fails to keep up with the technological developments and implementation of advanced technologies, the Group’s business, results of operations and prospects may be materially and adversely affected.
Technology is applied to serve Cango platform participants more efficiently and bring them better user experience. The Group’s success will in part depends on the ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including cloud computing, distributed architecture and big data analytics. If the Group fails to adapt Cango platform and services to changes in technological development in an effective and timely manner, the Group’s business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of existing services. Technical hurdles in implementing technological advances may result in the services becoming less attractive to platform participants, which, in turn, may materially and adversely affect the Group’s business, results of operations and prospects.

As the Group’s business develops, it may be required to obtain license for providing value-added telecommunications services.
The Telecommunications Regulations of the PRC, the Administrative Rules for Foreign Investment in Telecommunications Enterprises and other relevant regulations on the operation of value-added telecommunication service business provide a license requirement for operating such business in the PRC. As the Group continually enriches the service offerings on Cango platform, it plans to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. However, we cannot assure you that the Group will be able to obtain the requisite license for providing value-added telecommunications services on a timely basis or at all. The Group’s inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on its business and results of operations.
We are subject to risks relating to leased properties.
Currently all of the Group’s offices and vehicle storage warehouses are on leased premises. The Group may not be able to successfully extend or renew these leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate the relevant offices and warehouses. Such relocation could disrupt operations and result in significant relocation expenses, which could adversely affect the Group’s business, financial condition and results of operations. In addition, it might be difficult to locate desirable alternative sites for the current offices and warehouses, and failure in relocating the affected operations could adversely affect our business and operations.
Pursuant to the Land Administration Law of the PRC, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. We have entered into certain lease agreements with parties who had not produced evidence of proper legal title of the premises. If such parties are not the owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, the Group would be forced to relocate from the relevant premises. Although the Group may seek damages from the counterparties to the lease agreements, there can be no assurance that it would be able to collect such damages.

Failure to fully comply with PRC labor-related laws may expose the Group to potential penalties.
The PRC government has promulgated laws and regulations to enhance labor protections, such as the Labor Contract Law, the Social Insurance Law and the Regulations on the Administration of Housing Funds. Such laws and regulations require companies operating in China to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the relevant local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local authorities in China given the different levels of economic development in different locations. The Group did not pay, or was not able to pay, certain social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of the employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC. It may be required to make up the contributions for these plans as well as to pay late fees and fines, and our financial condition and results of operations may be adversely affected.
Any failure by the Group or third parties it collaborates with to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage reputation, result in significant penalties, and decrease revenues and profitability.
The Group has implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, the Group relies on financial institutions to have their own appropriate anti-money laundering policies and procedures. Financial institutions it collaborates with are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. The Group has adopted commercially reasonable procedures for monitoring financial institutions it collaborates with.
The Group has not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, existing policies and procedures may not be completely effective in preventing other parties from using the Group or any financial institutions it collaborates with as a conduit for money laundering (including illegal cash operations) or terrorist financing without the Group’s knowledge. If the Group were to be associated with money laundering (including illegal cash operations) or terrorist financing, its reputation could suffer, and the Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with it, all of which could have a material adverse effect on the Group’s financial condition and results of operations. Even if the Group and financial institutions it collaborates with comply with applicable anti-money laundering laws and regulations, it and these financial institutions may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, such as that which may arise from any failure of other automotive financing solution facilitation service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image, undermine the trust and credibility the Group has established, and negatively impact its financial condition and results of operation.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt business and adversely affect the financial results.
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of the Group’s services, better serve car buyers, and enhance the Group’s competitive position. For example, in June 2018, January 2019 and July 2019, the Group made a series of equity investments in Li Auto. At the end of September 2018, the Group completed the acquisition of Shanghai Chejia. In 2019, the Group acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., to operate the insurance brokerage business.
These transactions could be material to the Group’s financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.
Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•
inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from normal daily operations and potential disruptions to the ongoing businesses;

•	strain on current liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing customers, employees and business partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

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
Any future investments or acquisitions may not be successful, may not benefit the Group’s business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.
The Group’s business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, the Group’s business may be severely disrupted.
The Group’s business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. In particular, Mr. Xiaojun Zhang, our founder and chairman, and Mr. Jiayuan Lin, our founder and chief executive officer, are critical to the management of the Group’s business and operations and the development of its strategic direction. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, the Group’s future growth may be constrained, the Group’s business may be severely disrupted, and the Group’s financial condition and results of operations may be materially and adversely affected, and the Group may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition
agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Intense competition for employees and increases in labor costs in the PRC may adversely affect the Group’s business and results of operations.
We believe the Group’s success depends on the efforts and talent of the Group’s employees, including sales and marketing, operations, risk management, research and development and finance personnel. The Group’s future success depends on its continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, operations, risk management, research and development and finance personnel is extremely intense. The Group may not be able to hire and retain these personnel at compensation levels consistent with its existing compensation and salary structure. Some of the companies with which the Group competes for experienced employees have greater resources than the Group and may be able to offer more attractive terms of employment.
In addition, the Group invests significant time and expenses in training its employees, which increases their value to competitors who may seek to recruit them. If the Group fails to retain its employees, the Group could incur significant expenses in hiring and training their replacements, and the quality of services and ability to serve dealers, financial institutions, car buyers and other industry participants could diminish, resulting in a material adverse effect to our business.
The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, the Group is required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of the employees. We expect that the Group’s labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control the Group’s labor costs or pass on these increased labor costs, the Group’s financial condition and results of operations may be adversely affected.
Our corporate actions will be substantially controlled by certain of our principal shareholders, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.
In May 2018, our
co-founders
Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders
shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2022, our co-founders
beneficially owned all of 72,978,677 Class B ordinary shares issued and outstanding. In addition, Mr. Lin beneficially owned 5,662,655 Class A ordinary share. Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, while each Class B ordinary share is entitled to 20 votes. As of March 31, 2022, our co-founders
collectively exercised 88.1% of the aggregate voting power of our issued and outstanding share capital. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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
On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. We have granted options to purchase our ordinary shares to certain of our officers and employees since then. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the expenses associated with share-based compensation may increase significantly, which may have an adverse effect on the Group’s results of operations and financial condition. The Group recognized RMB87.6 million (US$13.8 million) of share-based compensation expenses in 2021.

We may not have sufficient insurance coverage.
Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have enough business liability or disruption insurance to cover the Group’s operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for the Group to have such insurance. Any uninsured business disruptions may result in the Group incurring substantial costs and the diversion of resources, which could have an adverse effect the Group’s our financial condition and results of operations.
The Group is or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect the Group’s business or financial results.
From time to time, the Group has become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of its business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on the Group’s business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting the Group to liability, of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect its business, financial position, results of operations or cash flows in a particular period or damage its reputation.
The Group may be subject to product liability claims if people or properties are harmed by cars purchased through Cango platform.
Cars purchased through Cango platform may be defectively designed or manufactured. As a result, the Group may be exposed to product liability claims relating to personal injury or property damage. Third parties subject to such injury or damage may bring claims or legal proceedings against the Group because it facilitates the financing or sale of the product. Although the Group would have legal recourse against the OEMs or dealers under PRC law, attempting to enforce such rights against the OEMs or dealers may be expensive, time-consuming and ultimately futile. In addition, the Group does not currently maintain any third-party liability insurance or product liability insurance in relation to cars purchased through Cango platform. As a result, any material product liability claim or litigation could have a material and adverse effect on the Group’s business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on the Group’s reputation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the Group’s business, financial condition and results of operations.
Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions facilitated through Cango platform. Economic conditions in China are sensitive to global economic conditions. The
COVID-19
pandemic in 2020 has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. As of the date of this annual report, we are unable to assess the full impact of the outbreak on our business, results of operations and financial condition. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. In addition, there have been concerns over the withdrawal of the United Kingdom from the European Union as well as the trade and economic policies of the United States government, which have contributed to, among other things, tensions between the United States and its trading partners. Furthermore, the economies may also be affected by the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, there will be difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit through Cango platform, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and the relevant revenue will decline, and the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
The Group’s operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.
Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. The Group’s IT systems infrastructure is currently deployed, and the data is currently maintained through a customized cloud computing system. The Group’s servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of business, the Group may be required to upgrade its technology and infrastructure to keep up with the increasing number and variety of transactions on Cango platform. There can be no assurance that the current data centers and the underlying internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect the costs of data center services. If the prices paid for data center services rise significantly, the Group’s results of operations may be adversely affected.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
The Group is vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the ability to provide services.
The Group’s business could also be adversely affected by the effects of
COVID-19
coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. The Group’s business operations could be disrupted if any of its employees is suspected of having
COVID-19
coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require the Group’s employees to be quarantined and/or its offices to be disinfected. In addition, the Group’s results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.
Risks Relating to Our Corporate Structure
We rely on contractual arrangements with our consolidated VIE and its shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business.
Cango Inc. is not a Chinese operating company but a Cayman Islands holding company. We rely on contractual arrangements with our consolidated VIE and its shareholders to operate the Group’s business. Therefore, investors in our ADSs do not hold equity interests in our consolidated VIE in China but instead hold equity interests in a Cayman Islands holding company, and investors in our ADSs may never directly hold equity interests in our consolidated VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.” All of the Group’s revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, these contracts such as ours have not been tested in the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and the Group’s ability to conduct its business and the Group’s financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.”
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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate the Group’s business, and our ability to conduct the Group’s business may be negatively affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.”
The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.
The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.
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
Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact
of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
As we continually enrich the service offerings on Cango platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed, with very limited exceptions, to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or a FIE. Accordingly, our subsidiary is not eligible to operate a substantial portion of VATS business in China. As we plan to operate VATS business in the future, we conduct our business in China through our consolidated VIE and its affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE for accounting purposes and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”
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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules, both taking effect on January 1, 2020, do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the Foreign Investment Law and the Implementing Rules are relatively new, uncertainties still exist in relation to their interpretation and implementation, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect our VIE structure and business operation. See “—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules, and how they may impact our business, financial condition and results of operations.”
If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to the Group’s business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the Group’s business and operating licenses;

•	levying fines on the Group;

•	confiscating any of the Group’s income that they deem to be obtained through illegal operations;

•	shutting down the Group’s services;

•	discontinuing or restricting the Group’s operations in China;

•	imposing conditions or requirements with which the Group may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.
Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. Accordingly, if the PRC government determines that our contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert contractual control rights over the assets of our consolidated VIE. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”
Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. The Group’s financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to business operation if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
Our consolidated VIE holds substantially all of the Group’s assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of the current business activities, which could materially and adversely affect the Group’s business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate existing business, which could materially and adversely affect the Group’s business, financial condition and results of operations.
If the custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, the Group’s business and operations may be materially and adversely affected.
Under PRC law, legal documents for corporate transactions, including agreements and contracts that the Group’s business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR, formerly known as the State Administration for Industry and Commerce, or the SAIC. The Group generally executes legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.
The Group has three major types of chops—corporate chops, contract chops and finance chops. The Group uses corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. The Group uses contract chops for executing leases and commercial contracts. The Group uses finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by the Group’s legal department and administrative department and use of finance chops must be approved by the Group’s finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although the Group usually utilizes chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of the Group’s chops, we generally have them stored in secured locations accessible only to the designated key employees of the Group’s legal, administrative or finance departments. The designated legal representatives of the relevant entities generally do not have access to the chops. Although the Group has approval procedures in place and monitor its key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the Group’s key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of the Group’s chops or signatures of the Group’s legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates the Group’s chops and seals or other controlling intangible assets for whatever reason, the Group could experience disruption to its normal business operations. The Group may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the Group’s operations, and the Group’s business and operations may be materially and adversely affected.
Risks Relating to Doing Business in China
Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies.
Substantially all of the Group’s operations are conducted in the PRC and all of its revenue is sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.
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

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the Group. The Group’s financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to the Group. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as the Group, to conduct its business, control over securities offerings conducted overseas and/or foreign investments in an issuer with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as the Group, at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in issuers with substantial operations in China. Any such regulatory oversight or control could cause the value of our ADSs to significantly decline or become worthless. See “—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently have a material adverse effect on the Group’s business, financial condition and results of operations.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.
Substantially all of the Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIE and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as the Group, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of the Group’s violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, the Group may incur increased compliance cost or become subject to additional restrictions in its operations.

Furthermore, the PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries and China-based issuers, and we cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect the Group’s business, financial condition and results of operations. Recent statements and regulatory actions by the PRC government, such as those related to the use of VIEs, overseas offering and listing of China-based companies, data security and anti-monopoly concerns, may give rise to regulatory restrictions on the Group’s ability to conduct its business and/or accept foreign investments. For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which were available to the public on July 6, 2021. The Opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings of China-based companies, and propose to take effective measures, such as promoting the establishment of relevant regulatory systems for prevention and resolution of the risks and contingencies faced by China-based overseas-listed companies, amending the special provisions of the State Counsel on overseas offering and listing by companies limited by shares, and clarifying the responsibilities of administrative and regulatory authorties. Furthermore, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such overseas securities offering and listing made in the name of an offshore entity, but based on the equity, assets, profits or other similar interests of a PRC domestic company which mainly operates its business within PRC. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our previous listing or future follow-on
public offering or debt financing activities, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating rights in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs or Class A ordinary shares.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Group enjoys than in more developed legal systems. These uncertainties may impede the Group’s ability to enforce the contracts it has entered into and/or its intellectual property rights and could materially and adversely affect the Group’s business, financial condition and results of operations.
The M&A Rules establishes complex procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement authority when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. The Group may grow its business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other governmental authorities, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand its business or maintain its market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to M&A and Overseas Listings.”

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.
The VIE structure through contractual arrangements has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all
provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that the Group operates would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by the Group under such laws, regulations and rules may materially and adversely affect the Group’s business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure, business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase its registered capital or distribute profits.
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

Mr. Xiaojun Zhang, Mr. Jiayuan Lin and several other beneficial owners of our ordinary shares have completed the SAFE registration pursuant to SAFE Circular 37 in 2018. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation and other compliance obligations relating to offshore investment. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our
PRC-resident
beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on the Group’s business, financial condition and results of operations.
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
We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund offshore cash and financing requirements. Any limitation on the ability of our PRC subsidiary to make payments to us may have a material adverse effect on our ability to conduct our business.
We are a holding company and may rely on dividends and other distributions on equity paid by our PRC subsidiary and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiary or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiary and consolidated affiliates permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, enterprises incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our PRC subsidiary and consolidated affiliates are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.
Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our PRC subsidiary to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.
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
non-resident
enterprises.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC
resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
We are subject to restrictions on currency exchange.
All of the Group’s revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIE. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of the Group’s future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the initial public offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.
In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect the Group’s liquidity and our ability to fund and expand the Group’s business in the PRC.

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
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or consolidated VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund operations in China may be negatively affected, which could materially and adversely affect the Group’s liquidity and our ability to fund and expand the Group’s business.
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

All of the Group’s revenue and substantially all of its costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Group’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including the Group. If we were unable to conduct the Group’s business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as the Group, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our shares or ADSs.
The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit report included in this annual report, as auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.
On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S. listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of the Group’s consolidated financial statements.
Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by
non-U.S.
authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on governmental ownership and control of such issuers in their SEC filings. Furthermore, pursuant to the HFCA Act, if the SEC determines that we are a covered issuer for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States.
The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form
20-F.
Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the ADSs could be adversely affected.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our auditor is unable to be inspected and we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading
“over-the-counter”
either. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
The U.S. regulatory regime in this area may continue to develop in the future. For example, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. The enactment of such law would reduce the time before our ADSs may be prohibited from trading in the U.S. and delisted from the NYSE.
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

Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance
could include, as appropriate, an automatic
six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicates with our independent auditor to ensure compliance. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
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
If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, such consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner.
We conduct substantially all of the Group’s operations in China and substantially all of its assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.
Risks Relating to Our ADSs
We received a notice of
non-compliance
with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs.
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
The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$1.95 to US$19.60 per ADS, and the last reported trading price on April 25, 2022 was US$3.32 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of the Group’s actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including the Group, regardless of whether the Group has conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and 2021, which may have a material and adverse effect on the trading price of our ADSs.
In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of credit offerings on Cango platform or those of our competitors;

•	changes in the economic performance or market valuations of other transaction service platforms;

•	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of its expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for car buyers and for financing facilitation services;

•	announcements by the Group or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or the Group’s business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about the Group’s business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
We may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.
On April 22, 2019, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 28, 2019 (Eastern Time) to shareholders of record as of the close of trading on May 10, 2019 (Eastern Time). On April 22, 2020, our board of directors approved a special cash dividend of US$0.125 per ordinary share (or US$0.25 per American depository share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$37.9 million, of which US$37.8 million was paid on May 18, 2020 (Eastern Time) to shareholders of record as of the close of trading on May 4, 2020 (Eastern Time). On March 11, 2021, our board of directors approved a special cash dividend of US$0.50 per ordinary share (or US$1.00 per American depositary share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$151.4 million, of which US$147.3 million was paid on April 8, 2021 (Eastern Time) to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). On April 22, 2022, our board of directors approved and declared a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, to be paid on June 15, 2022 (Eastern Time) to shareholders of record as of the close of trading on May 25, 2022 (Eastern Time), in an aggregated amount of approximately US$138 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of the Group’s business. As a result, we may not pay any additional cash dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay additional dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the Group’s future results of operations and cash flow, the Group’s capital requirements and surplus, the amount of distributions, if any, received by the Group from our subsidiaries, the Group’s financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2021, we had 206,506,455 Class A ordinary shares and 72,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.
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
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we may not pay any cash dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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

We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish the Group’s results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2021, and that we may be classified as a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition.
In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

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
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
We are a company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.
For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) obtain shareholders’ approval for issuance of securities in certain situations; or (iv) have regularly scheduled executive sessions with only independent directors each year.
We intend to rely on the four exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
The Group began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. The Group initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through Cango platform. As of December 31, 2021, the Group’s dealer network was comprised of 45,930 registered dealers. The Group has also established partnerships with several financial institutions over time, including WeBank, MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, the Group has extended services beyond the facilitation of automotive financing transactions and identified new ways to strengthen Cango platform and serve the customers, such as by starting to provide automobile trading solutions in 2015 and after-market services facilitation in 2017.

In October 2017, we incorporated Cango Inc. under the laws of the Cayman Islands, which has become our ultimate holding company, and subsequently, we established a wholly-owned subsidiary in Hong Kong, Cango Group Limited, to be our intermediate holding company. In January 2018, we established Can Gu Long as our wholly foreign owned subsidiary in China. Can Gu Long has entered into a series of contractual arrangements with Shanghai Cango and its shareholders, which allows us to exercise effective control over Shanghai Cango and receive substantially all the economic benefits of Shanghai Cango. As a result, we are the primary beneficiary of Shanghai Cango for accounting purposes and hence consolidate its financial results under U.S. GAAP. The acquisition of Shanghai Chejia was completed at the end of September 2018. In 2019, Shanghai Cango acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., at a total cash consideration of RMB66.1 million. The purpose was to obtain the insurance brokerage license to enhance after-market services facilitation business.
The Group completed three rounds of equity financing prior to the completion of our initial public offering. The first round of equity financing was completed in July 2017, and investors included Warburg Pincus Financial Global Ltd. and Primavera. The second round of equity financing was completed in March 2018, and investors included, among others, Tencent, Taikang Life Insurance and Didi Chuxing. The third round of equity financing was completed with Didi Chuxing and another investor in June 2018. Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

B.	Business Overview
Overview
Who We Are
The Group is a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. The Cango platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. The Group has extensive, technology-enabled service offerings that cover each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation services, and post-sale after-market services facilitation.

Our Vision and Roadmap to Our Vision
Our vision is to make automotive transactions simpler, easier and more pleasant. Automotive financing was originally the Group’s entry point to automotive transaction value chain, and by leveraging its deep expertise in automotive financing, it has accumulated core capabilities that allow it to capture opportunities in upstream and downstream of the automotive transaction value chain. For example, the Group’s customer acquisition channels include 45,930 registered dealers, many of which are non-4S
dealers that are under-covered by OEMs. In addition, the Group also established advanced technology-enabled infrastructure to empower platform participants, such as car trade transaction platform and CRM system for dealers, as well as automotive distribution network in lower tier cities. Equipped with unique capabilities and expertise in automotive industry, the Group is well positioned to expand its footprint into automobile trading business and further scale up business.
Such diversified customer acquisition channels enable the Group to acquire latest and first-hand knowledge of car buyers’ automotive demand and preference. Leveraging its offline service expertise in lower-tier cities, it has built a distribution network that covers critical warehousing and logistics arrangements to realize the “last mile” delivery of transaction. These industry knowledge, further empowered by technology and data insights, creates opportunities to develop a business transition to provide automobile trading solutions. Moreover, automobile trading capabilities enable the Group to achieve scalability in transaction volume, which is an important factor for attracting new business partners and creating future monetization opportunities. By participating on the scalable Cango platform, business partners are able to improve their operating efficiency and capture additional business opportunities. The Group’s automotive financing facilitation, after-market service facilitation and other service offerings also can be attached to the automobile trading process, providing a one-stop
platform for all key participants, simple and enjoyable car purchasing experience for car buyers, as well as multiple revenue streams for the Group.
The Group has been focusing on building a self-reinforcing ecosystem.
Leveraging the well-established automotive transaction service platform, it is well positioned to engage more industry participants through Cango platform. As the Group facilitates more transactions, offers more solutions and services and creates more value for them, it benefits from a self-reinforcing virtuous cycle, which further enhances the close-looped ecosystem. As such, we believe the Cango platform offers core value propositions (i) for car dealers by matching demand and supply to improve their car sourcing efficiency and enable them to access popular car models to better serve car buyers; (ii) for OEMs by expanding sales channels to help them reach under-covered geographies through a vast dealer network; and (iii) for car buyers, as they will enjoy simple and pleasant one-stop
car purchasing experience through the solution and service offerings on Cango platform.
Solutions and Service Offerings
The Group provides three types of services covering each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation and post-sale after-market services facilitation.

Automobile Trading Solutions
Automobile trading solutions will be the key catalyst to fuel the Group’s growth in the future. The Group provides car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. In connection with B2B transactions, the Group aggregates demand from dealers, makes bulk purchase of cars from OEMs and then arranges delivery of cars to the dealers. Such business model is nimble compared to a traditional automobile trading business, which is typically asset-heavy. The Group only makes bulk purchase from OEMs when it has a high level of confidence on downstream demand, and such demand is backed by the deposits the dealers place with it. In addition, with average turnaround time of approximately less than 30 days, the Group is capable of self-funding the inventory working capital and hence does not have to rely on external leverage. Such ability to source cars from OEMs at attractive price and match demand of car buyers add tremendous value for dealers in the network, addressing one of their major pain points. As such, this business further increases the Group’s market share at such dealers and their loyalty to it.
In B2C transactions, the Group collaborates with online automotive advertising platforms to help prospective car buyers find suitable cars in its dealer network while providing them with financing solutions and after-market services. The Group also collaborates with third-party sales representatives, who identify leads through existing social networks in local communities and guide these leads to designated dealers in the region to convert into actual car purchase as well as other value-added services.
The Group’s customer acquisition channels include both dealer network and third party sales representative. Such dealer network, consisting of 45,930 registered dealers as of December 31, 2021, places the Cango platform at the center of automotive transaction value chain and enables the Group to closely connect with car buyers. In the three months ended December 31, 2021, there were 13,165 active dealers in the Group’s dealer network, representing 29.6% of its registered dealers. In addition, the Group assembled a dedicated team of third-party sales representatives in 2020, which further deepens its coverage in lower-tier cities with more granularities, complementing existing coverage through dealer network. In 2021, the Group’s B2B and B2C transactions reached 23,166 new car transactions with a total transaction value of RMB2,227.2 million (US$349.5 million), representing a significant year-on-year
growth from RMB624.8 million in 2020.
Automotive Financing Facilitation Services
The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing. The Group creates value proposition for financial institutions, as it brings underserved customers in lower-tier cities to financial institutions, as well as offers integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. The Group has established in-depth
collaboration with 12 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership
model. The Group also creates value proposition for car buyers, as it provides car buyers with comprehensive one-stop
services. The Group facilitated the financing of 318,772 new and used car purchases with a total amount of financing transactions of RMB30.1 billion (US$4.7 billion) in 2021.

After-market Services Facilitation
The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2021, the Group collaborated with 35 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and health insurance, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.
New Strategic Initiatives
While the Group strategically started its business in lower-tier cities with primary focus on new car transactions and collaboration with traditional domestic OEMs, it has been developing new strategic initiatives, including expanding into top-tier
cities to collaborate with 4S dealers, selected
higher-end
brands and new energy vehicle, or NEV, manufacturers. As it witnesses the emergence of NEVs in the automotive industry as the next-generation trend, it has consistently focused on developing its footprint in the NEV space through several strategic initiatives with NEV manufacturers. The Group collaborates with some major NEV brands, and the cooperation encompasses loan facilitation, insurance, leasing, as well as other services. NEV manufacturers typically do not have a large offline network. This creates a unique opportunity for the Group to provide offline services to NEV manufacturers and their customers by realizing the “last mile” of transaction, leveraging the Group’s nationwide network, operational expertise and industry knowhow. Moreover, the Group has steadfastly expanded its dealer coverage into higher-end
market and 4S dealers, as this is a larger addressable market facing a customer base with superior creditworthiness.
The Group will continue investing and upgrading its car trade transaction platform for dealers, which cater to evolving needs of car dealers, by improving user interface and developing diversified modules and functions. The Group plans to improve dealers’ access to car sourcing channels and supply chain financing, as well as helping them to manage inventory and engage potential car buyers. In return, the Group will be able to acquire first-hand demand information from massive car dealers under its coverage and strengthen its negotiation power with OEMs, eventually resulting in more transactions, more monetization opportunities and enhanced leadership positions in the automotive transaction value chain.
The Group continuously explores opportunities to collaborate with additional institutional funding partners. Since March 2020, the Group has collaborated with MYbank to facilitate financing transactions funded by a major commercial bank.

Revenue Model and Financials
The Group receives sales revenue and fee income for its automobile trading solutions. In automotive financing, the Group charges financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For the after-market services, the Group earns fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and health insurances. The Group has experienced strong growth in the results of operations. Its revenues increased by 91.1% from RMB2,052.4 million in 2020 to RMB3,921.7 million (US$615.4 million) in 2021.
Solutions and Service Offerings
The Group provides integrated solutions and services through its technology-enabled platform along the entire automotive transaction value chain. As such, its solutions and service offerings include pre-sale
automobile trading solutions, during-sale automotive financing facilitation and post-sale after-market services facilitation. The Group primarily enables other platform participants to optimize their operations or secure better terms in transactions. The unique value proposition brought to platform participants allows the Group to both solidify existing relationships and attract new participants to Cango platform. As the Group serves and interacts with different types of platform participants, it gains further insights into them and captures new business opportunities.
Automobile Trading Solutions
The Group possesses a large number of automotive transaction data, as it facilitates the distribution of automotive financing products. Utilizing these data, it is able to provide additional services, including car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. By using the automobile trading solutions, dealers are also able to enjoy economies of scale in vehicle sourcing and logistics management. Similarly, the automobile trading solutions are also powered by the Group’s technology platform, aiming to maximize efficiencies.

•
B2B transactions
: The Group’s B2B transaction services enable its registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. The Group also offers car trade transaction platform to strengthen its relationships with dealers. As a comprehensive tool kit to address dealers’ pain points, this car trade transaction platform allows dealers to conveniently source cars, manage inventory and engage potential car buyers. The Group started to significantly expand the number of B2B transactions in the third quarter of 2020. It aims to help non-4S
dealers source cars cost-efficiently and help OEMs better address market demands across China, especially in lower-tier cities. As part of the car trade transaction platform, the Group offers dealers a mobile application on which they can search and view car models available on Cango platform and place orders. The Group periodically updates the selection of car models based on new car launches and demands by dealers. When placing an order, a dealer is required to pay a deposit, which represents a percentage of the total purchase price. The Group purchases cars from OEMs based on orders from dealers. Dealers are required to pay purchase prices in full and pick up cars from local warehouses maintained by OEMs or the Group before specific deadlines. If dealers fail to make timely payments, their deposits are forfeited and the Group will seek to sell the relevant cars to other buyers.

•
B2C transactions
: The Group collaborates with online automotive advertising platforms to facilitate car purchases for car buyers. The Group assists prospective car buyers to find suitable cars in the vast dealer network according to each car buyer’s unique preference. The service also enables the Group’s registered dealers to tap into the large user base of the online automotive advertising platforms. The Group does not charge car buyers or dealers fees for facilitating B2C transactions. Nonetheless, the Group generates income by facilitating financing for such B2C transactions. In addition, the Group also maintains regular contact with prospective car buyers who have indicated interest in purchasing a car but have not been able to locate a suitable one in existing dealer network. The Group aims to convert some of them into its customers in the future. Such frequent contacts with these prospective car buyers and deep insights into their needs may also bring the Group additional cross-selling opportunities in the future.

Automotive Financing Facilitation Services
Automotive financing facilitation services primarily involve facilitating financing transactions from financial institutions to car buyers. For financial institutions, the Group offers integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. For car buyers, the Group facilitates financing transactions that make their car purchases more affordable, and the Group also assists them in handling administrative procedures in relation to car purchasing and financing. The Group leverages its large nationwide dealer network in providing the services to financial institutions and car buyers. In addition, the focus on technology-driven process also allows the Group to serve customers in a highly efficient manner, achieving average credit decision time of less than two hours for financing transactions facilitated.
Services Provided to Financial Institutions

•
Credit origination
: The Group arranges marketing campaigns of financial institutions’ automotive financing solutions at the sites of its registered dealers. The Group utilizes its sales team, dealer financial managers, sales agents and sales representatives to promote automotive financing solutions and explain the key terms to prospective car buyers. The Group provides credit application forms to, and collect completed applications from, prospective car buyers. The Group’s technology enables electronic submission of 100% of these credit applications through either mobile applications or webpages by the sales team, dealer financial managers or sales agents. By integrating the Group’s IT system with those of financial institutions, it is able to provide them updates as to the number and the amount of financing transactions that it helps them underwrite on a real time basis.

•
Credit assessment
: The Group conducts a thorough credit assessment of each applicant using its credit assessment model and have its credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, the Group refers qualified credit applications to such financial institutions, which perform independent credit assessment. The Group has in-depth
collaboration with financial institutions and incorporates the credit policies and standards of these financial institutions into its credit assessment system. The Group’s IT system is also highly integrated with financial institutions with which it directly collaborates. As such, the Group provides significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency. For example, it only takes less than two hours on average from submission of credit application to credit decision. In some instances, credit decisions can be provided in less than half an hour.

•
Credit servicing
: Once the credit application is approved, the Group coordinates with the car buyer and the financial institution to execute the necessary financing documents, in most cases electronically. Upon execution of the financing documents, the financial institution will remit the funds to the relevant dealer to close the transaction. Car buyers are required to designate specific bank accounts to make repayments. The Group also assists financial institutions in setting up electronic repayment instructions for car buyers to wire the repayments to financial institutions periodically as well as sending periodical reminders to car buyers ahead of each repayment due date. By integrating the Group’s IT system with those of financial institutions, it is also able to monitor repayments continuously and share with financial institutions information as to car buyer delinquencies and vehicle locations on a real time basis.

•
Delinquent asset management
: The Group helps financial institutions collect repayments and recover collaterals for financing transactions that have become delinquent, with the aim to cost-effectively recover value. The delinquent asset management process consists of six distinct stages, namely automated reminders, live phone calls, in-person
visits, recovery, disposal and legal actions. The Group has established a nationwide network of external counsel to supplement its own resources. The in-house
team is also closely involved in each stage of the delinquent asset management process to ensure compliance with the relevant laws and regulations.

The Group charges financial institutions service fees for credit origination, credit assessment and credit servicing. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. The Group charges certain financial institutions additional fees for its delinquent asset management services.

Services Provided to Car Buyers

•
Automotive Financing Solutions
: The Group assists car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that it partners with. These automotive financing solutions are structured as either loans or financing leases. The Group also facilitates financing leases to car buyers through Shanghai Chejia, which is the Group’s consolidated affiliate. In 2021, 85.6% of the amount of financing transactions the Group facilitated were used for purchasing new cars, while the rest were used for used car purchases. The table below sets forth a breakdown of the total amount of financing transactions facilitated by funding sources, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions	25,969,896	92.6	27,161,201	98.1	29,036,779	4,556,504	96.4
Financing transactions funded by Shanghai Chejia	2,084,397	7.4	536,538	1.9	1,091,415	171,267	3.6

Total	28,054,293	100.0	27,697,739	100.0	30,128,194	4,727,771	100.0

The table below sets forth the number of credit applications the Group processed and the number of financing transactions the Group facilitated in the periods presented.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,

	2020				2021
Number of credit applications	74,339	92,711	131,037	180,811	163,791	117,688	98,137	84,417
Number of financing transactions facilitated	57,905	63,541	86,329	121,518	115,564	81,866	65,204	56,138

•
Purchase Facilitation
: Leveraging the knowledge of automotive transactions, the Group offers car buyers various value-added services associated with purchasing cars with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. Car buyers tend to be unfamiliar with the rules and procedures for making such registrations, and we believe these services significantly improve car buyers’ experience in purchasing cars with financing.

The Group may charge car buyers a fee for providing value-added services in certain instances. In addition, the Group recognizes leasing income relating to financing leases funded by Shanghai Chejia.
After-market Services Facilitation
Cango platform also facilitates after-market services to car buyers, which is primarily comprised of facilitating the sale of insurance policies from insurance brokers or companies. The Group’s scale and ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled it to negotiate more favorable premium for car buyers. The products currently offered through Cango platform are accident insurances, automotive insurances and health insurances. The Group earns service fees for facilitating the sale of such insurance products. We believe the Group is able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In 2020, the Group formed a key account sales team and call center, which helped it drive the growth of insurance facilitation business. The Group will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Relationships with Platform Participants
As the leading automotive transaction service platform in China, Cango platform connects dealers, financial institutions, car buyers and other participants such as insurance brokers and companies, online automotive advertising platforms and OEMs. The scale of Cango platform has a network effect that further strengthens the ability to serve each party on the platform. We believe that by leveraging the technological capabilities and strong relationships with customers and business partners, we will be able to transform the automotive and mobility markets in China.
Dealers
An extensive dealer network is the foundation of Cango platform, and the Group closely collaborates with registered dealers when providing services to financial institutions and car buyers. At the same time, the Group helps dealers increase their sales and source additional car buyers for them. The Group also enables B2B transactions for registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. The Group launched its car trade transaction platform, which allows dealers to conveniently source cars, manage inventory and engage potential car buyers. Such full-process services significantly strengthen the relationships with dealers, which in turn enhance the value of Cango platform to financial institutions and car buyers.
As of December 31, 2021, the Group’s dealer network was comprised of 45,930 registered dealers. As of the same date, such extensive dealer network covered 344 cities and all province-level administrative regions in China.
The Group manages the dealer network through a dedicated
in-house
sales team of 1,216 employees as of December 31, 2021. Responsibilities of the sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground
customer support. Responsibilities of regional offices include management of regional dealer networks, management of sales team and organizing regional marketing campaigns. Responsibilities of headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. The Group has implemented an incentive scheme for members of the sales team based on their performance, and monitors performance data on a real-time basis through the electronic sales management system.
The sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China, and the Group continually updates this list based on information obtained from online automotive advertising platforms, OEMs as well as government sources. Based on the list, the Group analyzes the penetration rate of existing dealer network in each region, screen dealers which are suitable for the dealer network and proactively engage these dealers.

To ensure the quality of the dealer network as well as prevent potential fraud risk, the Group has implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operation history, scale, location and various other factors. The Group maintains an internal blacklist of fraudulent dealers, and also uses a third-party database to identify whether a dealer has been involved in significant lawsuits. The screening procedure involves an on-site
visit, during which the sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. The sales team records its findings electronically in the sales management system and submits the findings electronically to a group of around ten supervisors based in the headquarters, who make the final decision as to whether the dealer can join the Group’s network.
Through such sales management system, the Group constantly monitors and evaluates the performance of all registered dealers, including factors such as their productivity and credit quality of financing transactions originated through them. To maintain operational efficiency, the Group terminates relationships with registered dealers that fail to meet the performance expectations. The following table sets forth the total number of the Group’s registered dealers as of the dates indicated and the number of active dealers during the periods indicated as a percentage of the total number of the Group’s registered dealers as of the end of such periods.

	As of / in the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,

	2020				2021
Registered dealers at end of period	45,688	44,521	46,248	48,487	47,017	47,740	47,718	45,930
Active dealers (%)	32.7	34.3	38.7	40.6	41.1	37.3	32.7	29.6
As of December 31, 2021, there were 45,930 dealers in the dealer network, and the number of active dealers in the fourth quarter of 2021 represented 29.6% of the total numbers of dealers as of December 31, 2021.
The following table sets forth a breakdown of the number of registered dealers in the Group’s dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2019		2020		2021
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	13,536	27.5	13,014	26.8	13,400	29.2
Lower-tier cities	35,702	72.5	35,473	73.2	32,530	70.8

Total	49,238	100.0	48,487	100.0	45,930	100.0

The Group collaborates with two types of dealers, namely 4S dealers and non-4S
dealers. Each 4S dealer sells products exclusively from one OEM and adopts store designs specified by such OEM. 4S dealers cover a comprehensive set of functions, including auto sales, spare parts, after-sale services and customer surveys. In contrast, non-4S
dealers only cover auto sales and after-sales services, but not spare parts or customer surveys. A non-4S
dealer does not have an exclusivity arrangement with any individual OEM and tends to sell cars from multiple OEMs. A non-4S
dealer may sell new cars, used cars or both.
Non-4S
dealers tend to have smaller scale of operations and lack connections with OEMs and financial institutions. As such, non-4S
dealers tend to lack stable sources to purchase cars by themselves or find financing solutions for car buyers, and Cango platform is well positioned to create significant value for such dealers.

The following table sets forth a breakdown of the number of registered dealers by type, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2019		2020		2021
	Number	%	Number	%	Number	%
4S dealers	9,231	18.7	9,214	19.0	9,844	21.4
Non-4S dealers	40,007	81.3	39,273	81.0	36,086	78.6

Total	49,238	100.0	48,487	100.0	45,930	100.0

The Group’s sales team actively manages the dealer network through frequent on-site
visits and timely updates of product offerings on Cango platform. The Group manages its dealer network through three models, namely the self-operated sales model, dealer financial manager model and sales agent model.

•
Self-operated sales model
. Under this model, a dealer’s sales personnel makes the initial introduction of the Group’s automotive financing solutions to a prospective car buyer. If a prospective car buyer expresses interest in such solutions, the dealer contacts a member of the Group’s in-house
sales team, who will come to the dealer’s store and explain the terms of the automotive financing solutions to the prospective car buyer and offers assistance in completing the credit application. The in-house
sales team then uploads the credit application to the Group’s online system for the Group’s credit assessment team to evaluate.

•
Dealer financial manager model
. A certain number of dealers, especially 4S dealers, employ dealer financial managers, who have received training from the Group with respect to the automotive financing solutions on Cango platform. Dealer financial managers are capable of explaining the terms of the Group’s automotive financing solutions to prospective car buyers and addressing their questions. As such, the Group’s sales team is generally not directly involved in credit origination under this model. The dealer financial managers are responsible for assisting prospective car buyers in completing the credit applications and submitting them to the Group’s credit assessment team.

•
Sales agent model
. As the Group expands into certain cities, it may collaborate with local sales agents that already have established local dealer networks. The Group provides trainings to sales agents’ employees with respect to the automotive financing solutions on Cango platform. Sales agents are responsible for explaining the terms of the automotive financing solutions to prospective car buyers and collecting credit applications from them. The Group’s sales staff screens these sales agents to evaluate their qualifications, and the Group only works with sales agents who we believe will interact with prospective car buyers professionally. Sales agents receive service fees from financial institutions and, in some instances, from the Group as well. The Group does not collaborate directly with dealers under this model.

The following table sets forth a breakdown of the number of registered dealers by dealer coverage model, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2019		2020		2021
	Number	%	Number	%	Number	%
Self-operated sales model	46,586	94.6	45,990	94.9	43,578	94.9
Dealer financial manager model	879	1.8	1,958	4.0	2,302	5.0
Sales agent model	1,773	3.6	539	1.1	73	0.1

Total	49,238	100.0	48,487	100.0	45,930	100.0

The following table sets forth the breakdown of the total amount of financing transactions facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions facilitated, for the periods presented.

	For the year ending December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Self-operated sales model	26,030,152	92.8	25,364,140	91.6	24,764,261	3,886,053	82.2
Dealer financial manager model	1,555,218	5.5	2,270,661	8.2	5,358,832	840,918	17.8
Sales agent model	468,923	1.7	62,938	0.2	4,488	704	0.0

Total	28,054,293	100.0	27,697,739	100.0	30,127,581	4,727,675	100.0

To efficiently manage sales efforts, the Group has developed a mobile application for its in-house
sales team, dealer financial managers and sales agents. The mobile application enables personnel involved in the sales efforts to submit credit applications on behalf of prospective car buyers and monitor the status of such credit applications. The Group also utilizes the mobile application to assign tasks to such personnel and collect their performance data on a real-time basis.
Given the importance of dealers to the origination process, dealers typically receive commissions for financing transactions facilitated, which are based on a percentage of the principal amount of the relevant financing transaction. A dealer may receive commissions from the Group or the relevant financial institution, depending on the arrangement among the Group, the dealer and the relevant financial institution.
The Group started to collaborate with independent sales representatives in 2020 to enhance its sales efforts. Sales representatives introduce the Group’s solutions, such as automotive finance solutions and insurance facilitation services, to prospective car buyers and car owners and generate leads to Cango platform. Sales representatives refer prospective car buyers to registered dealers covered under self-operated sales model, where the Group’s in-house
sales team assist prospective car buyers to complete credit applications. Sales representatives also help individuals who are interested in the insurance policies on Cango platform purchase such products through the mobile internet.
As of December 31, 2021, the Group was in collaboration with more than 21,000 independent sales representatives. The Group implements a rigorous screening process, which includes in-person
interviews and background checks, to identify qualified sales representatives. The Group pays commissions to sales representatives for transactions facilitated by them.

Financial Institutions
Financial institutions are important business partners to Cango platform. The Group acts as the gateway for financial institutions into the automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources and/or geographic reach to provide automotive financing on a nationwide scale, especially within lower-tier cities. The Group’s services enable financial institutions to broaden their reach to car buyers and dealers through the Group’s extensive dealer network across China. The collaboration with financial institutions has enabled the Group to scale up business and facilitate a large number of financing transactions without straining its own capital resources.
Third-party financial institutions fund a major portion of financing transactions that the Group facilitates to car buyers, and the Group also facilitates financing leases funded by Shanghai Chejia. The Group collaborates with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership
model, respectively. The Group receives service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2021, the Group was in collaboration with 12 third-party financial institutions.
The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	For the year ending December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	20,851,684	74.4	17,248,796	62.3	24,479,446	3,841,359	81.3
Co-partnership model	5,118,212	18.2	9,912,405	35.8	4,557,333	715,145	15.1

Total financing transactions funded by third-party financial institutions	25,969,896	92.6	27,161,201	98.1	29,036,779	4,556,504	96.4
Financing transactions funded by Shanghai Chejia	2,084,397	7.4	536,538	1.9	1,091,415	171,267	3.6

Total	28,054,293	100.0	27,697,739	100.0	30,128,194	4,727,771	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	26,734,880	66.8	29,367,657	67.5	35,167,521	5,518,551	75.3
Co-partnership model	10,533,733	26.3	12,311,059	28.3	9,978,465	1,565,839	21.4

Total outstanding principal of financing transactions funded by third-party financial institutions	37,268,613	93.1	41,678,716	95.8	45,145,986	7,084,390	96.7
Outstanding principal of financing transactions funded by Shanghai Chejia	2,763,137	6.9	1,826,119	4.2	1,556,068	244,181	3.3

Total	40,031,750	100.0	43,504,835	100.0	46,702,054	7,328,571	100.0

Direct Partnership Model
Under the direct partnership model, the Group cooperates with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which the Group would in turn facilitate. Recognizing the strategic value of its commitment, the Group connects its IT system directly with the financial institution, which allows the Group to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. The Group currently maintains such arrangements with 12 financial institutions, such as MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC.Financing transactions relating to the collaboration with MYbank and Bank of Shanghai accounted for a major portion of the financing transactions facilitated under direct partnership model in 2021.
Pursuant to the agreements with MYbank, the Group collaborates with MYbank to facilitate financing transactions funded by a major commercial bank for car buyers. The Group receives service fees for customer referral, customer consultation, customer repayment reminder, assistance in loan collection and other services, as well as vehicle value assessment from MYbank based on a percentage of the outstanding balance of relevant financing transactions. In addition, while MYbank offers such major commercial bank risk assurance up to a certain percentage of the total principal amount of financing transactions facilitated under such arrangement, the Group, in turn, is obligated to compensate MYbank for its payouts in connection with such obligation. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with MYbank is one year from June 2021 and can be automatically renewed for another year after consensus and written confirmation by all parties.
Pursuant to the agreement with Bank of Shanghai, the Group receives service fees for industry information services, auto finance business services, management services for personal consumption loans, and other services. In addition, the Group is obligated to repay the overdue loans upon certain specified events of default by car buyers. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with Bank of Shanghai has expired on December 31, 2019 and has been automatically renewed for three years. The agreements may be terminated for cause, such as breach of contract or liquidation or dissolution. The agreement with Bank of Shanghai may also be terminated without cause by 90 days’ written notice.

Co-partnership
Model
The Group started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Such arrangements allow the Group to expand the number of financial institutions collaborated with in a highly efficient manner.
Pursuant to the agreements with WeBank renewed in 2021, WeBank pays the Group service fees for credit origination, credit assessment and credit servicing based on a percentage of the outstanding balance of relevant financing transactions. In addition, for certain arrangements, the Group is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers up to a certain percentage of the total outstanding amount of financing transactions facilitated under such arrangements. After purchasing such financing receivables, security interest in the relevant collateral is also transferred to the Group. The agreements’ term will expire in April 2022 and are automatically renewable for one year. The agreements may be terminated by either party for cause, such as breach of contract.
Financing Leases
Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. In 2020 and 2021, the amount of financing leases funded by Shanghai Chejia was RMB536.5 million and RMB1,091.4 million (US$171.3 million), respectively. As of December 31, 2020 and 2021, the outstanding principal of financing leases funded by Shanghai Chejia was RMB1,826.1 million and RMB1,556.1 million (US$224.2 million), respectively.
Car Buyers
The Group seeks to deliver automotive financing solutions to creditworthy car buyers who are underserved by traditional financial institutions. Leveraging the resources on Cango platform, the Group offers automotive financing solutions to car buyers that make their dream of purchasing a car a reality. In addition to automotive financing solutions, Cango platform also offers financing related value-added services and facilitates after-market services such as insurance products.
A majority of car buyers that the Group serves are from lower-tier cities. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities.
The Group acquires car buyers primarily through registered dealers. In addition, the Group collaborates with online automobile advertising platforms and sales representatives in gathering leads. In 2020 and 2021, the Group facilitated a total of 329,293 and 318,772 financing transactions, respectively.

The Group remains in contact with many car buyers even after their automotive loans or financing leases are repaid. The Group places phone calls or provides notifications to car buyers regarding additional automotive financing solutions through its mobile application Car Owner eGeneration, if the Group believes that they may become interested in purchasing a new car, or to offer them other after-market services, particularly insurance products.
Other Platform Partners

•
Insurance Brokers and Companies
: The Group is able to provide access to a large number of car buyers for insurance brokers and companies, making Cango a natural and highly efficient partner for them to promote their insurance products. The insurance products currently offered through Cango platform are related to accident insurances, health insurances and automotive insurances. The Group plans to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•
Online Automotive Advertising Platforms
: The Group collaborates with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in the Group’s automotive financing solutions are directed to its call center. The Group’s call center staff further explains the solutions to the user and assists the user in finding a suitable car in existing dealer network. The Group funds financing transactions to car buyers engaged online through Shanghai Chejia. The Group views online automotive advertising platforms as alternative channels to engage car buyers, and plans to continually explore new opportunities to collaborate with these and other platforms.

•
OEMs
: Some of the financing transactions facilitated are part of
OEM-sponsored
subsidy programs. The Group enables collaboration between OEMs and financial institutions to design low-interest
financing solutions for car buyers. Cango platform creates significant value for OEMs by helping them extend their sales channels through a vast dealer network, and the Group’s automotive financing solutions make their cars more affordable to prospective car buyers. The Group plans to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, the Group expects to seize new market opportunities while improving credit performance through such strategy. The Group started to significantly expand the number of automobile trading transactions in the third quarter of 2020. In connection with such transactions, the Group purchases cars from OEMs based on orders from dealers and on-sells
cars to the relevant dealers, aiming to help OEMs better address market demands across China, especially in lower-tier cities.

Credit Underwriting and Risk Management
The Group views credit underwriting and risk management as core components of its business operations. It undertakes these functions as part of facilitating automotive financing.

Credit Underwriting Process
The typical process of loan facilitation for a financial institution includes the following components:

(1)
After receiving the credit application from a car buyer, the Group utilizes its credit assessment system to perform the initial evaluation. To assist financial institutions in making ultimate credit decisions, the Group refers qualified credit applications to such financial institutions, which perform independent credit assessment.

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

(4)
The financial institution pays the Group service fees. A dealer may receive commissions from the Group or the relevant financial institution, depending on the arrangement among the Group, the dealer and the relevant financial institution.

(5)
In the form of automatic payments, the car buyer repays principal and interest in installments to the financial institution. The financial institution’s security interest in the collateral is released upon the full repayment of the loan.

The Group also facilitates financing leases, which are mainly structured using sale-and-leaseback
method. The Group applies the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Chejia takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor which the lessor then leases back to the relevant car buyer in return for monthly lease payments. The typical process of a financing lease using the sale-and-leaseback
method includes the following components:

(1)	Prospective car buyers submit lease applications to the Group, and it processes these applications by utilizing its credit assessment system.

(2)
After the Group approves a lease application, the car buyer enters into a lease agreement with Shanghai Chejia, and Shanghai Chejia is identified as the lessor. The car buyer is required to make the down payment to the dealer. Shanghai Chejia funds the remainder of the purchase price to the dealer. The car is then delivered to the car buyer, who temporarily obtains title to the car.

(3)
The car buyer is contractually required to transfer the title to Shanghai Chejia. In order to simplify the transaction process, Shanghai Chejia does not require the car buyer to register the transfer with the government authorities.

(4)	In addition, Shanghai Chejia requires the car buyer to pledge the car as collateral for the car buyer’s payment obligations under the lease.

(5)
The car buyer is required to designate a bank account for repayments and authorize automatic lease payments from such account. The payments are made in monthly installments. Shanghai Chejia has the right to recover the collateral in the event of default.

(6)	Upon the expiration of the lease term, Shanghai Chejia transfers the title back to the car buyer, and its security interest in the collateral is also released.
Credit Assessment Model
Credit assessment forms the foundation of the Group’s risk management efforts. The Group takes a prudent approach to credit assessment, relying on credit assessment model and have the credit assessment team conduct a manual evaluation when necessary. The Group continuously refines credit assessment model, and aims to maintain low overdue ratios for the financing transactions facilitated through Cango platform. M3+ overdue ratio for all financing transactions facilitated and remained outstanding was 0.42% and 0.86% as of December 31, 2020 and 2021, respectively.
Such credit assessment model builds on machine learning algorithms, including logistic regression and gradient boost decision tree, and is continuously optimized using transaction data gained over time. The model analyzes a large amount of multi-dimensional applicant information, including credit data, personal data and behavioral data. The applicant is required to provide certain information as part of the credit application, such as his or her residential address, education level and marital status. The applicant also submits copies of his or her PRC identity card and driver’s license. In addition, the Group obtains applicants’ consent for collecting information from third-party sources. Information from these sources offers the Group valuable insights into an applicant’s credit history, including the number of recent delinquencies as well as the number of recent credit applications. For more details on technologies utilized in credit assessment, see “—Our Technology System.”
With such credit assessment model, the Group automatically approves or automatically rejects certain of the applications.
The credit assessment team manually evaluates the rest of the applications. Leveraging their industry experience and insights into borrower behavior, the Group’s credit assessment team provides the second line of defense against credit and fraud risk. The additional factors considered in the manual review process include, among others, (i) whether the purchase price for a car is reasonable in light of the prospective car buyer’s background, (ii) the prospective car buyer’s ability to repay and (iii) whether the information provided by the prospective car buyer is consistent with the information collected from third-party sources. The credit assessment team then makes an assessment based on these additional factors. Without compromise to risk management, the Group plans to enhance the level of automation in the credit assessment process, which would enable it to both deliver superior user experience and scale up business more rapidly.

For financing transactions funded by financial institutions, the Group conducts credit assessment to assist financial institutions in making ultimate credit decisions. The Group refers qualified credit applications to such financial institutions, which perform independent credit assessment.
Financing Terms
Financing transactions facilitated through Cango platform are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Chejia:

•
Down payments
. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2019, 2020 and 2021.

•
Principal
. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB49,800 to RMB90,090 in 2019, RMB54,296 to RMB102,798 in 2020, and RMB50,400 (US$7,909) to RMB100,000 (US$15,692 ) in 2021.

•
Interest rate
. Annual interest on most of the financing transactions facilitated in 2019 ranged from 8.98% to 11.99%. Annual interest on most of the financing transactions facilitated in 2020 ranged from 8.71% to 9.99%. Annual interest on most of the financing transactions facilitated in 2021 ranged from 8.11% to 9.99%. Besides interest, financial institutions do not charge car buyers additional fees.

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

•	Late payment penalty fee . A penalty fee for late payment is laid out in the agreement and imposed based on the outstanding principal amount and number of days that a payment is overdue.
In the event of delinquency, the financing terms are not allowed to be restructured.

Delinquent Asset Management
The delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders . During the first five days after a delinquency occurs, the Group sends automated text messages and makes automated phone calls as reminders.

(2)
Live phone calls
. If the delinquency continues for more than five days, members of the Group’s delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.

(3)
In-person
visits
. If the delinquency continues for more than 15 days, the Group may conduct in-person
visits when it determines such measures are warranted. Around 50 members of the Group’s delinquent asset management team are responsible for this task. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral.

(4)
Recovery
. If a car buyer is unable make repayments, the Group may negotiate with the car buyer and settle the outstanding amount by recovering the car collateral. For the financing transactions funded by financial institutions, the Group obtains their authorizations before recovering the car collateral.

(5)
Disposal
. After cars are recovered, the Group stores them in warehouses leased by the Group. The Group conducts on-site
visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. The Group will then sell the cars.

(6)
Legal actions
. If the Group is unable to recover collateral from a delinquent borrower, it may commence a lawsuit against the borrower. The Group has access to a nationwide network of external counsel who can represent it on such lawsuits at a reasonable cost. The Group views the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Technology System
The Group’s technology system, which supports all key operations of Cango platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Such technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. Built on modular architecture, the system can easily expand to enable new business functions, connect new platform participants, as well as interact with these new participants. Such technology system also allowed the Group to achieve high operational efficiency.

Technology is embedded into each of the business lines’ operational processes, including:

•
Integration with financial institutions
. The IT system is highly integrated with those of financial institutions with which the Group directly collaborates. It typically takes the Group two months to establish an integrated connection with a financial institution’s core banking system. The system integration enables the Group to transmit applicant data and its credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly credit repayment data to the Group, in each case on a real time basis. Powered by this system, it only takes less than two hours on average from submission of credit application to provision of credit decision. In some instances, credit decisions can be provided in less than half an hour. With the help of repayment data provided by financial institutions, the Group is also able to commence collection efforts in a timely manner.

•	Mobile applications . The Group has developed various mobile applications for the participants on Cango platform, offering them a convenient user experience.

•
Credit assessment and data security
. The credit assessment model is based on various algorithms such as the gradient boosting decision tree and processes a large amount of data the Group collects from car buyers, both directly from their applications and indirectly from third-party sources with their consent. The credit decision engine was customized by in-house
research and development team based on current car buyer base. The Group is in the process of developing a control platform to monitor credit risk on a real-time basis. To prevent identity theft, the Group utilizes facial recognition technology, through which an applicant’s image can be compared in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. The Group stores its data and transmit it to financial institutions in an encrypted form. The Group has also created controls to limit employee access to such information and monitor access.

•
Car trade transaction platform
. The Group launched its car trade transaction platform as a comprehensive tool kit to address dealers’ pain points. Such car trade transaction platform allows dealers to conveniently (i) source cars from Cango platform, (ii) manage inventory on their enterprise resource planning systems and (iii) engage potential car buyers through embedded mini-programs on the WeChat social network platform.

Additionally, the Group has focused on developing infrastructure technologies in the following major areas to support the overall business functions
.
Cloud computing:
The technology system is deployed and the Group’s data is maintained through a customized cloud computing system. The Group has established a hyper-converged infrastructure that is supported by high-performance physical servers and virtual servers.
The Group utilizes the hyper-converged infrastructure for all service interfaces and core applications in this technology system. Cloud computing enables the Group to maintain flexibility in allocating IT resources with improved manageability and lower labor cost. Thus, the Group can more rapidly adjust resources to meet significant business growth.

Distributed architecture:
The Group establishes micro-service interfaces using a distributed architecture, which is supported by virtualization technology. Such distributed architecture enables the Group to expand the technology system rapidly and achieve high concurrence capabilities. Built with flexibility to connect with both internal and external systems, the micro-service interfaces allow the Group to effectively integrate internal IT system with those of financial institutions. The Group plans to gradually apply distributed architecture to its entire technology system in order to support the development of new services and business relationships.
Big data analytics:
The Group collects data from car buyers through the credit application process. The Group also collects data from third-party sources with car buyers’ consents. The Group continuously enhances its level of automation through big data analysis and machine learning. Leveraging its database, the Group aims to expand the application of big data analysis in the key aspects of operations, such as sales, credit assessment and delinquent asset management, while staying within the scope of car buyers’ consents.
The
in-house
research and development department comprised 166 employees as of December 31, 2021, including core team members with extensive experience with leading internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.
Competition
The automotive transaction industry in China is large yet competitive. The Group competes against automotive transaction platforms that connect various players across the automotive transaction value chain in automotive and automotive-related transaction facilitation. Within automotive financing as a subset of this, the Group competes against players such as Yixin Group. The Group may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading automotive transaction service platform in China, we believe that the Group’s self-reinforcing platform, end-to-end
service model, large and powerful dealer network and visionary and experienced management team make Cango platform more attractive and efficient to each type of participants the Group collaborates with, offering a competitive advantage over existing and potential competitors.
Intellectual Property
We regard the Group’s trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to our success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with the Group’s employees and others to protect its proprietary rights. The Group has registered 12 trademarks in the PRC, including “CANGO Management 灿谷管理.” The Group is the registered holder of 29 domain names in the PRC, such as cangoonline.com. The Group has 54 registered software copyrights relating to its mobile applications.

Seasonality
The Group experiences seasonality in its business, reflecting car buyers’ purchase patterns. A greater number of cars tend to be purchased in the second half of each year, in part due to the introduction of new models from automotive manufacturers. This increase in car sales generates greater demand for the Group’s services. On the other hand, the Chinese New Year holiday contributes to lower activity levels in the first quarter of each year. As a result, the Group typically records higher revenues during the second half of each year compared to the first half.
Insurance
The Group provides social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. The Group also purchased additional commercial health insurance to increase insurance coverage of employees. The Group does not maintain business interruption insurance or general third-party liability insurance, nor does it maintains product liability insurance or key-man
insurance. We consider such insurance coverage to be sufficient for the Group’s business operations in China.
PRC Licenses, Permissions and Approvals
The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including the governmental approval for and the license held by Cango Financing to conduct financing guarantee service, as well as the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service.
In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, Shanghai Cango and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “ Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including sudden or unexpected changes in policies, laws and regulations.”

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
In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the China Banking and Insurance Regulatory Commission, or the CBIRC.
In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, or the New Administrative Measures, which aim to strengthen the regulation of financing lease companies. The New Administrative Measures clarify and enumerate the scopes of the financing lease business activities, the leased properties and the activities prohibited to be conducted by the financing lease companies, and set forth the regulatory indexes applicable to financing lease companies including, among others, (i) the assets for financial leasing and other lease arrangements accounting for not less than 60% of the total assets of a financial leasing company; (ii) the risk assets of a financing lease company not exceeding eight times of its total net assets, and the term “risk assets” of a financing lease company refers to its total assets, net of cash, bank deposits, Chinese treasury bonds; (iii) the fixed-income securities investment business carried out by a financial leasing company not exceeding 20% of its net assets. The New Administrative Measures also provide that a financial leasing company established before the implementation of these measures including the Group shall meet the relevant requirements within the transition period prescribed by the relevant provincial financial regulatory authority, which in principle will not exceed three years, subject to extention by the provincial financial regulatory authorities. In addition, the New Administrative Measures require provincial governments to formulate local implementing rules in accordance with the measures, make appropriate adjustments to the regulatory standards according to the local conditions, and report the same to the CBIRC for record-filing.
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

Shanghai Chejia, the Group’s proprietary financing lease subsidiary, utilizing own capital to fund financing leases to car buyers, has obtained the approval to operate financing lease business as issued by the MOFCOM.
Regulation Related to Intermediation
An intermediation contract under the PRC Civil Code is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. The Group’s business practice of connecting financial institutions with individual car buyers may constitute an intermediary service, and the service agreements with financial institutions may be deemed as intermediation contracts. Pursuant to the PRC Civil Code, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection
PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.
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

On November 7, 2016, the SCNPC issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law requires that network operators set up internal security management systems that meet the requirements of a classified protection system for cybersecurity purpose, including appointing dedicated personnel in charge of cybersecurity, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes an obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for the purpose of national security. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure,” which include a requirement to store personal information and important business data within the PRC and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in severe damage to national security, economy, people’s livelihoods, or public interest.
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
On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall have designated personnel and management body in responsible for data security, conduct risk assessments for its data processing activities and file risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may severely endanger national security, economy, people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.
On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.
Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded and exclude anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within PRC, for analyzing or evaluating the behaviors of natural persons located within PRC, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules or collective contracts made and exectued in accordance with laws; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by the individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to a separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.
The Group has been in compliance with the regulations and policies that have been issued by the Cyberspace Administration of China to the date of this annual report in all material respects.
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
The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry
national treatment and negative list shall be applied for the administration of foreign investment, where
“pre-entry
national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2021 and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version) as promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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
Foreign Investment Restriction on VATS
According to the 2021 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and will take effect on May 1, 2022 and replace the currently effective version afterwards, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises will remove the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the currently effective version.

Regulation Related to Financing Guarantee Companies
The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies on August 2, 2017, and on April 2, 2018, the CBIRC, together with several other governmental authorities, jointly adopted four supporting rules of the Administration of Financing Guarantee Companies, which was amended in June 2021: (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules. In addition, the CBIRC, together with several other governmental authorities, jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies on October 9, 2019, which was amended in June 2021.
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

In connection with the Group’s automotive financing facilitation business, the Group provides credit assessment service to financial institutions to assist them in making ultimate credit decisions. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. It is uncertain whether such practices would be deemed to operate financing guarantee business because of the current arrangements with certain financial institutions, which has caused certain risks to the Group’s business, financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—The laws and regulations governing the automotive and mobility industries or other industries related to the Group’s business in the PRC are subject to further changes and interpretation. If such business practices or the business practices of third parties that the Group collaborate with are deemed to violate any PRC laws or regulations, the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Industry and Business—Shanghai Cango may be deemed to operate financing guarantee business by the PRC regulatory authorities.”
Regulation Related to Insurance Brokerage Business
According to the Measures for the Administration of Licenses of Banking and Insurance Institutions promulgated by the CBIRC on April 28, 2021 and effective on July 1, 2021 and the PRC Insurance Law promulgated by the SCNPC in June 1995 and most recently amended in April 2015, an insurance brokerage company is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance brokerage company shall obtain an insurance intermediary licenses before it engages in insurance brokerage business.
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
On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which took effect on February 1, 2021. The Online Insurance Measures set forth the fundamental business rules applicable to the business operation of all insurance institutions (including insurance companies and insurance intermediaries) and their self-operated online platforms, as well as the specific business rules applicable to various types of insurance institutions and their business operation. In particular, the Online Insurance Measures provide that insurance institutions shall sell the Internet insurance products or provide insurance brokerage and insurance adjustment services through their self-operated online platforms or the self-operated online platforms of other insurance institutions, and the insurance application page must belong to the self-operated online platforms of insurance institutions. If an insurance intermediary conducts the Internet insurance business, its insurance type shall not exceed the insurance coverage and business area of the underwriting insurance company, and its business scope shall not exceed the scope agreed upon in the cooperation or entrustment agreement. An insurance institution operating the Internet insurance business shall submit information related to its self-operated online platforms, Internet insurance products, cooperative sales channels, and related changes to the relevant information system of the relevant regulatory authority. An insurance institution shall submit a report on the operation of the Internet insurance business over the previous year to the relevant information system before April 30 each year. In addition, insurance institutions are required to conduct rectification in accordance with the Online Insurance Measures, complete the rectification of system construction, marketing, sales management, information disclosure and other issues within three months following the implementation of the Online Insurance Measures, and complete the rectification of other business operation issues within six months thereafter, and complete the network security level protection certification of the self-operated network platform within 12 months thereafter. Any insurance institutions in violation of the Online Insurance Measures may be ordered to make rectification or subject to other regulatory measures.

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
Regulation Related to Intellectual Property Rights
The SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and last revised in November 2020 (this amendment took effect on June 1, 2021), with its implementation rules adopted in 1991 and revised in 2013, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.
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
According to the Social Insurance Law promulgated by SCNPC, most recently amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute the social insurance for its employees in the PRC, including the pension insurance, medical insurance, unemployment insurance, maternity insurance and work-related injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019 respectively, an employer is required to make contributions to a housing fund for its employees.
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
On March 30, 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial
enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiary and any violations of these circulars could result in severe monetary or other penalties.

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

Certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the establishment of relevant regulatory systems for prevention and resolution of the risks and contingencies faced by China-based overseas-listed companies, amending the special provisions of the State Counsel on overseas offering and listing by companies limited by shares, and clarifying the responsibilities of administrative and regulatory authorties.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the equity, assets, profits or other similar interests of a domestic company which mainly operates its business in the PRC. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or domicile in China, and its main places of business are located in China or main business activities are conducted in China. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC, and, among others, shall strictly comply with laws and regulations and relevant provisions concerning national security in areas of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. The Draft Administrative Provisions provide that an overseas offering and listing is prohibited under any of the following circumstances: (i) if the proposed securities offering and listing falls under specific provisions in national laws and regulations and relevant provisions prohibiting such financing activities; (ii) if the proposed securities offering and listing in overseas market may constitute a threat to or endanger national security after review and determination made by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over, but not limited to, equity, major assets, and core technology; (iv) if, in recent three years, the domestic company, its controlling shareholders, or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses that are disruptive to the order of the socialist market economy; or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in recent three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. As of the date of this annual report, the Draft Administrative Provisions and the Draft Filing Measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

C.	Organizational Structure
The following diagram illustrates the Group’s corporate structure. The following diagram omits certain entities that are immaterial to the Group’s results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, Shanghai Cango and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Cango Inc., which does not conduct operations.
(2)
Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P., the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively hold 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Shanghai Cango is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest.

(3)
Includes 25 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.

(4)
Primarily involved in the operation of the Group’s automobile trading, including purchasing cars from OEMs to facilitate the sales of such cars to registered dealers. One subsidiary, Shanghai Quanpin Insurance Brokerage Co., Ltd., wholly owns Fushun Insurance Brokerage Co., Ltd., which operates the Group’s insurance brokerage business.

(5)
Includes 28 subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, our consolidated VIE, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is the Group’s consolidated affiliate.

Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders
PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. Cango Inc. is a Cayman Islands holding company. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct business operations mainly through Shanghai Cango, or the consolidated VIE, and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Shanghai Cango when and to the extent permitted by PRC law.
As a result of these contractual arrangements, we are the primary beneficiary of Shanghai Cango and its subsidiaries for accounting purposes. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.
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

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If any of our consolidated VIE or its shareholders fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. We have been advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating the Group’s business do not comply with PRC government restrictions on foreign investment in the aforesaid business the Group engages in, the Group could be subject to severe penalties including being prohibited from continuing operations.

Furthermore, there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. Under PRC laws, rulings by arbitrators are final, and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct the Group’s business and the Group’s financial condition and results of operations may be materially and adversely affected. For additional information, see “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Nevertheless, such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.
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
The Group’s corporate headquarters are located in Shanghai, China, where it leases approximately 8,388 square meters of office space. The Group also maintains leased properties of approximately 8,156 square meters of office space in 23 other cities as regional offices. In addition, the Group leased approximately 48,000 square meters of 93 warehouses in 32 provinces of China. We believe that the Group will be able to obtain adequate facilities, principally by lease, to accommodate future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with its consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results
Overview
The Group is a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. The Cango platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. The Group has extensive, technology-enabled service offerings that cover each key component of the automotive transaction value chain, including pre-sale
automobile trading solutions, during-sale automotive financing facilitation services, and post-sale after-market services facilitation.
Automobile Trading Solutions
Automobile trading solutions will be the key catalyst to fuel our growth in the future. The Group enables B2B and B2C transactions among platform participants. In B2B transactions, the Group enables transactions among dealers, as well as that between dealers and OEMs by taking limited inventory risk, as the Group firstly aggregates demand from dealers, and then makes bulk purchase of cars from OEMs and arranges delivery of cars to the dealers. In B2C transactions, the Group collaborates with online automotive advertising platforms to help prospective car buyers find suitable cars in the dealer network while providing them with financing solutions and after-market services. The customer acquisition channels include both dealer network and third party sales representative. Such dealer network, consisting of 45,930 registered dealers as of December 31, 2021, places the Cango platform at the center of automotive transaction value chain and enables the Group to closely connect with car buyers. In the three months ended December 31, 2021, there were 13,165 active dealers in the Group’s dealer network, representing 28.7% of its registered dealers. In addition, the Group assembled a dedicated team of third-party sales representatives in 2020, which further deepens its coverage in lower-tier cities with more granularities, complementing existing coverage through dealer network. In 2021, the Group’s B2B and B2C transactions reached 23,166 new car transactions with a total transaction value of RMB2,227.2 million (US$349.5 million), representing a significant year-on-year
growth from RMB624.8 million in 2020.

Automotive Financing Facilitation Services
The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing. The Group creates value proposition for financial institutions, as it brings underserved customers in lower-tier cities to financial institutions, as well as offers integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. The Group has established in-depth
collaboration with 12 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership
model.The Group also creates value proposition for car buyers, as it provides car buyers with comprehensive one-stop
services. The Group facilitated the financing of 318,772 new and used car purchases with a total amount of financing transactions of RMB30.1 billion (US$4.7 billion) in 2021.
After-market Services Facilitation
The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2021, the Group collaborated with 35 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and health insurance, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.
The Group continuously explores opportunities to collaborate with additional institutional funding partners. Since March 2020, the Group has collaborated with MYbank to facilitate financing transactions funded by a major commercial bank.
The Group receives sales revenue and fee income for its automobile trading solutions. In automotive financing, the Group charges financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For the after-market services, the Group earns fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and health insurances. The Group has experienced strong growth in the results of operations. Its revenues increased by 91.1% from RMB2,052.4 million in 2020 to RMB3,921.7 million (US$615.4 million) in 2021.

Key Factors Affecting Our Results of Operations
Solution and Service Offerings and Pricing
The Group’s revenue growth depends on the ability to improve existing solutions and services provided, continue identifying evolving business needs, refine collaboration models with business partners and provide value-added services. Revenue growth also depends on the abilities to effectively price solutions and services and monetize new business opportunities. The Group historically derived a major portion of its revenues from automotive financing facilitation services. As such, its financial performance depends in part on the ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. The pricing of automotive financing solutions provided to car buyers are based on the Group’s recommendations to financial institutions, the internal strategies of financial institutions and market interest rates. The ability to price solutions and services competitively enables the Group to attract car buyers, dealers and other industry participants and further grow Cango platform. Furthermore, the product designs affect the type of car buyers that the Group’s automotive financing solutions attract, which in turn affects the Group’s credit performance.
In 2019, the Group accelerated the growth of after-market service facilitation business by actively refining cross-selling strategy, particularly relating to automotive insurances. The Group is also in the process of expanding and monetizing automobile trading solutions. The Group takes a proprietary inventory position of cars and sells such cars to dealers. Such business initiatives, and the ability to execute them, may affect future business growth and profitability. Since the Group’s new solution and service offerings may have different pricing strategies and cost structures, expansion of business and changes to revenue mix may affect financial position and profitability going forward.
Car Buyer Engagement and Dealer Network
The Group’s revenue growth has been largely driven by the expansion of car buyer base and the corresponding increase in the amount of automotive financing solutions facilitated through Cango platform. The Group engages car buyers primarily through the network of registered dealers. The ability to expand car buyer base depends on the size and quality of registered dealer network as well as the ability to expand such network nationwide in China. The Group plans to further expand existing dealer network and strengthen the partnerships with existing dealers. A dealer may receive commissions from the Group or the relevant financial institution, depending on the arrangement among the Group, the dealer and the relevant financial institution. Commissions paid by the Group are recorded as cost of revenue. The Group’s costs related to car buyer engagement also consist of personnel costs of in-house
direct sales team, which was comprised of 1,216 professionals as of December 31, 2021 and is responsible for either directly managing registered dealers or providing training and supervision to dealer financial managers employed by registered dealers or sales agents. The ability to deploy such direct sales team to manage registered dealer network in a cost-efficient manner will affect the Group’s financial performance.

The Group also collaborates with leading online automotive advertising platforms to tap into the large user base of these platforms. In addition, the Group started to collaborate with sales representatives in 2020 to enhance sales efforts. Sales representatives introduce the Group’s solutions to prospective car buyers and car owners and generate leads to Cango platform. The Group’s success in such collaborations will affect its ability to broaden prospective car buyer base in a cost-efficient manner.
Market Conditions and Government Policies in China
The demand for the Group’s services is dependent upon overall market conditions in China. China’s automotive industry, especially the automotive transaction industry and automotive finance industry, may be affected by, among other factors, the general economic conditions in China, the growth of disposable income as well as the availability and cost of credit available to finance car purchases. Car buyers have been increasingly willing to finance car purchases with debt. With the expansion of China’s automotive industry, dealers, financial institutions, OEMs and other industry participants have been utilizing technology-enabled automotive transaction service platforms to solve their pain points and capture market opportunities. The growth of the Group’s business will depend in part of the continuation of these trends.
Since March 2022, major outbreaks of the Omicron variant of COVID-19 have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have caused severe hardships to countless dealers and consumers. The Group expects to experience a significant year-on-year decrease in revenue for the second quarter of 2022. Furthermore, as the Omicron outbreaks have interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments, the Group is likely to experience an uptick in delinquency rates in the second quarter of 2022. As a result, the Group’s net loss on risk assurance liabilities would also increase. Furthermore, the COVID-19 pandemic may continue to adversely affect the Group’s results of operations in the second half of 2022.
Governmental policies affecting the automotive finance industry in China are developing and evolving, creating both challenges and opportunities that could affect the Group’s financial performance. New regulations may restrict the ability to collaborate with financial institutions and/or directly charge fees from car buyers. The Group will continue to make efforts to ensure that it is compliant with the existing laws, regulations and governmental policies relating to the automotive industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make current business operations more difficult or expensive, or result in changes to solutions and services offerings and hence the ability to price solutions, these events could also provide new product and market opportunities.
Ability to Retain Existing Financial Institutions and Engage New Financial Institutions
The growth of the Group’s business is dependent on the ability to retain existing financial institutions it collaborates with and engage new financial institutions. The Group needs to continue to provide high quality solutions and services to financial institutions, which will affect whether they will continue to fund automotive financing solutions facilitated through Cango platform. In addition, the collaborations with financial institutions may be affected by factors beyond the Group’s control, such as whether automotive financing solutions are perceived as an attractive asset class, operational disruption of financial institutions, general economic conditions and the regulatory environment. The ability to diversify financial institution base will enhance the overall stability and sufficiency of funding to facilitate automotive financing transactions.
Ability to Perform Credit Assessment and Delinquent Asset Management Effectively
The Group historically derived substantially all of its revenues from automotive financing facilitation services, which primarily include credit origination, credit assessment, credit servicing and delinquent asset management for financial institutions. Although financial institutions have their own risk management procedures and make the ultimate decisions as to credit approvals, the default of a financing transaction facilitated through Cango platform may still lead to reputational damage or direct economic loss, depending on the funding model for the relevant automotive financing solutions. The quality of the Group’s risk management efforts thus affects its results of operations.

The Group’s arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on the Group’s financial position and results of operations for such period. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. Nonetheless, any increase in overdue ratio experienced by such financial institutions with respect to financing transactions facilitated through Cango platform may affect its willingness to participate on Cango platform. Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. The proportion of financing transactions under such arrangement may increase in the future. In addition, the Group records financing lease receivables in relation to financing leases funded by Shanghai Chejia on the Group’s consolidated balance sheet. As such, the Group bears credit risk as to such financing leases. The Group may expand the amount of financing leases provided by Shanghai Chejia, which will increase the exposure to credit risk.
After a delinquency occurs, the Group aims to collect repayments and/or recover the car collateral from the car buyer. The Group relies on in-house
delinquent asset management team to collect repayments and recover the car collateral at different stages of delinquent asset management process. The ability to collect repayments and recover car collaterals in a cost-effective way may affect the Group’s relationships with financial institutions and/or results of operations.
Operating Leverage of Cango Platform
The Group operates a platform that connects the industry participants throughout the entire automotive transaction value chain, and such business model is highly scalable. Personnel costs have been and we expect will continue to be a large component of the Group’s operating cost and expenses. To maintain and improve the operating leverage of Cango platform, the Group must manage to grow the business by increasing productivity and continuing automating its operations with technology.
Ability to Compete Effectively
The Group’s business and results of operations depend on its ability to compete effectively. Overall, the competitive position may be affected by, among other things, service quality and ability to price solutions and services competitively. The Group will continue to invest in technologies to improve service quality and user experience. The Group aims to enhance the speed for processing credit applications by refining credit assessment model and improving the level of automation in credit assessment. As new competitors or new solutions and services emerges that compete with the Group’s, it will need to continue to introduce new or enhance existing solutions and services to continue to attract dealers, financial institutions, car buyers and other industry participants. Whether and how quickly the Group can do so will have a significant impact on the growth of business.

Transaction Volume Metrics
The Group regularly reviews a number of transaction volume metrics, including the following metrics, to monitor transaction volume, identify trends, formulate financial projections and make strategic decisions. We believe that these transaction volume metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in the automotive industry.
The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
Number of financing transactions facilitated	390,140	329,293	318,772
Number of B2B and B2C transactions	118	4,999	23,166
The table below sets forth a breakdown for the amount of financing transactions facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Outstanding principal of financing transactions facilitated	40,031,750	43,504,835	46,702,054	7,328,571
Amount of financing transactions facilitated	28,054,293	27,697,739	30,128,194	4,727,771
We define “financing transactions” as loans and financing leases. Financing transactions facilitated include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions facilitated in a specified period;
Credit Performance Metrics
As of December 31, 2021, the total outstanding balance of financing transactions for which the Group is not obligated to bear credit risk was RMB8.4 billion (US$1.3 billion), representing 18.0% of the total outstanding balance of financing transactions facilitated. The remainder was funded by either (i) financial institutions from which the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, the Group’s consolidated affiliate.

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. Amounts which are 180 calendar days or more past due are deducted from exposure at risk, as such amounts are typically charged off by third-party financial institutions. However, the relevant financial institutions may follow charge-off
policies that differ from such practice. We believe that these credit performance metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in the automotive industry.
The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all financing transactions which the Group facilitated and remained outstanding as of the specified dates.

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,

	2019				2020				2021

	(%)
M1+ overdue ratio	0.77	0.72	0.85	0.85	2.00	1.59	1.11	0.98	1.23	1.35	1.58	1.62
M3+ overdue ratio	0.37	0.30	0.33	0.40	0.56	0.84	0.53	0.42	0.54	0.69	0.76	0.86
M1+ overdue ratio increased from 0.98% as of December 31, 2020 to 1.62% as of December 31, 2021, and M3+ overdue ratio increased from 0.42% as of December 31, 2020 to 0.86% as of December 31, 2021, which is primarily due to the impact of an underperforming macroeconomy and is consistent with the conditions in China’s consumer credit market in 2021, as the
COVID-19
pandemic adversely affected borrowers’ ability to repay.
Risk Assurance Liabilities
Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to the Group. We refer to such arrangement to purchase financing receivables from financial institutions as risk assurance obligation.
The Group incurs risk assurance liabilities in connection with these risk assurance obligation. The table below sets forth the movement of risk assurance liabilities in the periods presented.

	As of / For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Balance at the beginning of the period	173,210	259,952	460,829	72,314
Fair value of risk assurance liabilities upon the inception of new loans	166,911	348,921	443,832	69,647
Performed risk assurance liabilities	(114,427)	(150,313)	(403,388)	(63,300)
Net loss/(gain) on risk assurance liabilities	34,258	2,268	197,750	31,031

Balance at the closing of the period	259,952	460,829	699,023	109,692

Risk assurance liabilities consist of a
non-contingent
aspect and a contingent aspect. At the inception of each financing transaction for which the Group has risk assurance obligation, it recognizes the non-contingent
aspect at fair value, considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. The contingent aspect relates to the contingent loss arising from the Group’s risk assurance obligation. The service fees payable to the Group, net of risk assurance liabilities allocated from the consideration in connection with such financing transaction, are initially recognized as revenues.
When the Group performs risk assurance obligation upon a car buyer’s default, it records a corresponding deduction to risk assurance liabilities. Prior to the launch of co-partnership
model, the Group primarily satisfied its risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. The Group also performed risk assurance obligation through purchasing financing receivables. Since the third quarter of 2017, the Group has recorded additional financing receivables as it purchases such financing receivables upon certain specified events of car buyers’ defaults. Upon recovery of a car, the Group derecognizes the financing receivable and records the recovered car at its estimated fair value, less cost to sell, as other non-current
assets on the consolidated balance sheet.
The
non-contingent
aspect of risk assurance liabilities is reduced over the term of the arrangement, which the Group recognizes as gain on risk assurance liabilities, as it is released from the risk assurance obligation on a loan-by-loan
basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable, and the amount of loss is estimable. The Group considers the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. The Group measures contingent loss based on the future payout estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.
Non-GAAP
Measures
We use adjusted net income, adjusted net income per
ADS-basic
and adjusted net income per
ADS-diluted,
which are
non-GAAP
financial measures, in evaluating the Group’s operating results and for financial and operational decision-making purposes. We believe that adjusted net income, adjusted net income per
ADS-basic
and adjusted net income per
ADS-diluted
help identify underlying trends in our business by excluding the impact of share-based compensation expenses relating to the Share Incentive Plan 2018, or the ESOP Expenses, which are non-cash
charges. We believe that adjusted net income, adjusted net income per
ADS-basic
and adjusted net income per
ADS-diluted
provide useful information about the Group’s operating results, enhance the overall understanding of the Group’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Group’s management in its financial and operational decision-making.
Adjusted net income, adjusted net income per
ADS-basic
and adjusted net income per
ADS-diluted
are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP
financial measures have limitations as analytical tools, and when assessing the Group’s operating performance, cash flows or its liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

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

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$

	(in thousands, except for share and per share data)
Net income (loss)	349,057	306,924	404,859	3,373,420	(8,544)	(1,341)
Add: ESOP Expenses (1)	—	33,411	82,266	78,755	87,635	13,752

Adjusted net income	349,057	340,335	487,125	3,452,175	79,091	12,411

Less: Net income attributable to the non-controlling interest shareholders	8,048	4,232	13,945	3,902	—	—

Adjusted net income attributable to Cango Inc.’s ordinary shareholders	341,010	336,103	473,180	3,448,273	79,091	12,411

Adjusted net income per ADS-basic (2)	2.70	2.41	3.13	22.95	0.55	0.09
Adjusted net income per ADS-diluted (2)	2.70	2.39	3.12	22.69	0.54	0.08
Weighted average ADS outstanding—basic	63,574,601	139,578,372	151,208,676	150,242,430	144,946,453	22,745,261
Weighted average ADS outstanding—diluted	126,415,858	140,436,903	151,641,829	151,950,322	146,867,997	23,046,794

(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$

	(in thousands)
Cost of revenue	—	1,370	3,373	3,075	4,928	773
Sales and marketing	—	7,117	17,523	16,003	15,311	2,403
General and administrative	—	23,187	57,093	55,591	63,035	9,892
Research and development	—	1,737	4,278	4,085	4,361	684

ESOP Expenses	—	33,411	82,266	78,755	87,635	13,752

(2)	Each ADS represents two Class A ordinary shares.
Components of Results of Operations
Revenues
The Group’s revenues mainly consist of automobile trading income, loan facilitation income and other related income, leasing income, after-market services income, and others. Automobile trading income relates to the automobile trading solutions. The Group generates loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers. Leasing income relates to financing lease payments from car buyers to Shanghai Chejia. After-market services income relates to the facilitation of sale of insurance policies and delinquent asset management services.

The following table sets forth components of the Group’s revenues, both in absolute amount and as a percentage of the total revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021

	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Automobile trading income	11,414	0.8	624,774	30.4	2,227,172	349,492	56.8
Loan facilitation income and other related income	913,837	63.5	891,837	43.5	1,233,556	193,572	31.5
Leasing income	300,078	20.8	286,079	13.9	251,295	39,434	6.4
After-market services income	205,998	14.3	241,193	11.8	193,787	30,409	4.9
Others	8,742	0.6	8,549	0.4	15,906	2,496	0.4

Total	1,440,069	100.0	2,052,432	100.0	3,921,716	615,403	100.0

Operating Cost and Expenses
The Group’s operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for credit losses. The following table sets forth the Group’s operating cost and expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2019		2020		2021

	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	539,267	37.4	1,098,121	53.5	2,958,010	464,176	75.4
Sales and marketing	192,811	13.4	195,894	9.5	239,333	37,557	6.1
General and administrative	236,551	16.4	265,691	12.9	276,179	43,339	7.0
Research and development	57,406	4.0	62,596	3.0	70,279	11,028	1.8
Net loss/(gain) on risk assurance liabilities	34,258	2.4	2,268	0.1	197,750	31,031	5.1
Provision for credit losses	56,479	3.9	109,565	5.3	203,415	31,920	5.2

Total	1,116,772	77.5	1,734,135	84.5	3,944,966	619,051	100.6

Cost of Revenue
The Group’s cost of revenue consists of (i) cost of vehicle, (ii) commission paid to car dealerships, (iii) leasing interest expense, (iv) cost for staff responsible for risk management and delinquent asset management, (v) incentive fee to sales staff, and (vi) others. The following table sets forth components of the Group’s cost of revenue, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented. Primarily as a result of the increase in cost of revenue from cost of vehicle and commission paid to car dealerships, other components of cost of revenue each decreased as a percentage of cost of revenues in the full year of 2021, compared to the full year of 2020.

	Year Ended December 31,
	2019		2020		2021

	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenue:
Cost of vehicle	11,176	0.8	619,227	30.2	2,210,715	346,909	56.4
Commission to car dealerships	158,101	11.0	117,986	5.7	375,703	58,956	9.6
Leasing interest expense	116,966	8.1	132,323	6.4	119,693	18,782	3.1

Staff cost	72,999	5.1	73,975	3.6	105,771	16,598	2.7
Staff incentive	98,173	6.8	84,047	4.1	61,895	9,713	1.6
Others	81,852	5.7	70,563	3.4	84,233	13,218	2.1

Total	539,267	37.4	1,098,121	53.5	2,958,010	464,176	75.4

Cost of vehicle increased from RMB11.2 million in 2019 to RMB619.2 million in 2020, and further to RMB2,210.7 million (US$346.9 million) in 2021, primarily due to the increase in the amount of automobile trading transactions.
Commission paid to car dealerships decreased from RMB158.1 million in 2019 to RMB118.0 million in 2020, but later increased to RMB375.7 million (US$59.0 million) in 2021, primarily due to the change in the average commission rate during the respective years.
Leasing interest expense increased from RMB117.0 million in 2019 to RMB132.3 million in 2020, but later decreased to RMB119.7 million (US$18.8 million) in 2021, primarily due to the change in the amount of financing leases with borrowings that the Group financed during the respective years.
Staff cost consists of compensation for employees responsible for risk management and delinquent asset management. Staff cost increased from RMB74.0 million in 2020 to RMB105.8 million (US$16.6 million) in 2021, primarily due to the increase in the number of employees responsible for risk management and delinquent asset management. Staff cost was RMB73.0 million in 2019 and RMB74.0 million in 2020, respectively.
Staff incentive fee to sales staff decreased from RMB84.0 million in 2020 to RMB61.9 million (US$9.7 million) in 2021, primarily due to changes in the staff incentive scheme in 2021. Staff incentive decreased from RMB98.2 million in 2019 to RMB84.0 million in 2020, which was in line with the decrease in the number of financing transactions.
Other costs are primarily comprised of cost for telematics devices, cost for collection, as well as other ordinary course expenses. Other costs increased from RMB70.6 million in 2020 to RMB84.2 million (US$13.2 million) in 2021, primarily due to the increase in GPS cost and vehicle management cost. Other costs decreased from RMB81.9 million in 2019 to RMB70.6 million in 2020, primarily due to the decrease in GPS cost.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation related to sales staff but exclude incentives paid to them.
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
Net Loss/Gain on Risk Assurance Liabilities
Risk assurance liabilities consist of a
non-contingent
aspect and a contingent aspect. At the inception of each financing transaction for which the Group has risk assurance obligation, it recognizes the non-contingent
aspect at fair value. The
non-contingent
aspect of risk assurance liabilities is reduced over the term of the arrangement, which the Group recognizes as gain on risk assurance liabilities, as it is released from the risk assurance obligation on a loan-by-loan
basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable and is measured as the future payout estimated using the historical default rates of a portfolio of similar loans.
Provision for Credit Losses
Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, the Group records finance lease receivables relating to the financing leases funded by Shanghai Chejia on the Group’s balance sheet. The allowance for financing receivables is calculated using the probability of default and loss given default model based on pools of financing receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. The Group recognizes any increase in allowance for financing receivables as provision for credit losses for the relevant period.
Taxation
Cayman Islands
We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% and may be exempted from income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on remittance of dividends.
China
Generally, our subsidiary, consolidated VIE and subsidiaries of the consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. In April 2019, Shanghai Cango received the High and New Technology Enterprise (“HNTE”) certificate and is entitled to enjoy a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020
.
Fushun Insurance Brokerage Co., Ltd., a subsidiary of our consolidated VIE, was granted the HNTE certificate in March 2021 for the years ended December 31, 2020, 2021 and 2022.

The Group is subject to VAT at a rate of 6% on the services provided to customers, and VAT at a rate of 13% on the sales of products starting from April 1, 2019 (such rate was 16% from May 1, 2018 to April 1, 2019), less any deductible VAT the Group has already paid or borne. The Group is also subject to surcharges on VAT payments in accordance with PRC law.
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
Results of Operations
The following tables set forth a summary of the Group’s consolidated results of operations for the periods presented, in absolute amount and as a percentage of its total revenues. This information should be read together with the Group’s consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2019		2020		2021

	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Automobile trading income	11,414	0.8	624,774	30.4	2,227,172	349,492	56.8
Loan facilitation income and other related income	913,837	63.5	891,837	43.5	1,233,556	193,572	31.5
Leasing income	300,078	20.8	286,079	13.9	251,295	39,434	6.4
After-market services income	205,998	14.3	241,193	11.8	193,787	30,409	4.9
Others	8,742	0.6	8,549	0.4	15,906	2,496	0.4

Total revenues	1,440,069	100.0	2,052,432	100.0	3,921,716	615,403	100.0
Operating cost and expenses:
Cost of revenue	539,267	37.4	1,098,121	53.5	2,958,010	464,176	75.4
Sales and marketing	192,811	13.4	195,894	9.5	239,333	37,557	6.1
General and administrative	236,551	16.4	265,691	12.9	276,179	43,339	7.0
Research and development	57,406	4.0	62,596	3.0	70,279	11,028	1.8
Net loss on risk assurance liabilities	34,258	2.4	2,268	0.1	197,750	31,031	5.1
Provision for credit losses	56,479	3.9	109,565	5.3	203,415	31,920	5.2

Total operating cost and expenses	1,116,772	77.5	1,734,135	84.5	3,944,966	619,051	100.6

Income (loss) from operations	323,296	22.5	318,297	15.5	(23,250)	(3,648)	(0.6)
Interest income	51,574	3.6	34,901	1.7	26,373	4,139	0.7
Loss from equity method investments	(926)	(0.1)	—	—	—	—	—
Net gain (loss) on equity securities	86,012	6.0	3,353,381	163.4	(12,992)	(2,039)	(0.3)
Interest expense	(13,458)	(0.9)	(2,759)	(0.1)	(14,481)	(2,272)	(0.4)
Foreign exchange gain (loss), net	5,141	0.4	(8,848)	(0.4)	1,351	212	0.0
Other income, net	41,300	2.9	49,139	2.4	41,912	6,577	1.1
Other expenses	(5,121)	(0.4)	(838)	(0.0)	(6,606)	(1,037)	(0.2)

Net income before income taxes	487,819	33.9	3,743,274	182.4	12,308	1,931	0.3
Income tax expenses	(82,960)	(5.8)	(369,854)	18.0	(20,853)	(3,272)	(0.5)

Net income (loss)	404,859	28.1	3,373,420	164.4	(8,544)	(1,341)	(0.2)
Less: Net income attributable to the non-controlling interest shareholders	13,945	1.0	3,902	0.2	—	—	—

Net income (loss) attributable to Cango Inc.’s ordinary shareholders	390,914	27.1	3,369,518	164.2	(8,544)	(1,341)	(0.2)

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020
Revenues.
The Group’s revenues increased from RMB2,052.4 million in 2020 to RMB3,921.7 million (US$615.4 million) in 2021, primarily due to an increase in the amount of both financing transactions the Group facilitated and automobile trading transactions in 2021.
Operating cost and expenses
. The Group’s total operating cost and expenses increased from RMB1,734.1 million in 2020 to RMB3,945.0 million (US$619.1 million) in 2021, primarily due to the related costs incurred by automobile trading transactions business.

•
Cost of revenue
. The Group’s cost of revenue increased from RMB1,098.1 million in 2020 to RMB2,958.0 million (US$464.2 million) in 2021, and the cost of revenue as a percentage of the Group’s total revenues also increased from 53.5% to 75.4% during the same period. Such increases were primarily due to an increase in the amount of automobile trading transactions.

•
Sales and marketing
. The Group’s sales and marketing expenses increased from RMB195.9 million in 2020 to RMB239.3 million (US$37.6 million) in 2021, primarily due to an increase in sales and marketing resources to develop new businesses. The Group’s sales and marketing expenses as a percentage of the Group’s total revenues decreased from 9.5% in 2020 to 6.1% in 2021, which illustrated the Group’s commitment to improving its sales and marketing efficiency while continuing to drive revenue growth.

•
General and administrative
. The Group’s general and administrative expenses increased from RMB265.7 million in 2020 to RMB276.2 million (US$43.3 million) in 2021, primarily due to an inflation for the purchases related to various administrative activities. The Group’s general and administrative expenses as a percentage of the Group’s total revenues decreased from 12.9% in 2020 to 7.0% in 2021, primarily due to economies of scale as a result of a faster revenue growth.

•
Research and development
. The Group’s research and development expenses increased from RMB62.6 million in 2020 to RMB70.3 million (US$11.0 million) in 2021, primarily due to an increase in the number of research and development employees. The Group’s research and development expenses as a percentage of the Group’s total revenues decreased from 3.0% in 2020 to 1.8% in 2021, primarily due to economies of scale as a result of a faster revenue growth.

•
Net loss on risk assurance liabilities
. The Group’s net loss on risk assurance liabilities increased from RMB2.3 million in 2020 to RMB197.8 million (US$31.0 million) in 2021, primarily due to the impact of an underperforming macroeconomy and the conditions in China’s consumer credit market in 2021.

•
Provision for credit losses
. The Group’s provision for credit losses increased from RMB109.6 million in 2020 to RMB203.4 million (US$31.9 million) in 2021, primarily due to a sequential increase in default rate in 2021 .

Interest income
. The Group’s interest income decreased from RMB34.9 million in 2020 to RMB26.4 million (US$4.1 million) in 2021, primarily due to a decrease in the amounts of bank deposits.
Net gain (loss) on equity securities.
The Group recorganized a gain of RMB3,353.4 million in 2020 and a loss of RMB13.0 million (US$2.0 million) in 2021, primarily due to the downward fluctuations of the market value of the Group’s equity investments in Li Auto in 2021, compared to a significant gain in the market value of such equity investments in 2020 after Li Auto’s initial public offering.
Interest expense
. The Group’s interest expense increased from RMB2.8 million in 2020 to RMB 14.5 million (US$2.3 million) in 2021, primarly due to an increase in the amount of borrowings to enhance the automobile trading operations.
Foreign exchange gain (loss), net
. The Group recognized foreign exchange loss of RMB8.8 million in 2020 and foreign exchange gain of RMB1.4 million (US$0.2 million) in 2021, primarily due to the fluctuation of the foreign exchange rate of U.S. dollars against RMB in both years.
Other income, net
. The Group’s other income decreased from RMB49.1 million in 2020 to RMB41.9 million (US$6.6 million) in 2021, primarily due to the fair value change on derivative instruments.
Other expenses.
The Group’s other expenses increased from RMB0.8 million in 2020 to RMB6.6 million (US$1.0 million) in 2021, primarily due to the conversion fee for selling equity investments in Li Auto.
Income tax expenses.
The Group’s income tax expenses decreased from RMB369.9 million in 2020 to RMB20.9 million (US$3.3 million) in 2021, primarily due to a decrease in taxable income.
Net income (loss).
As a result of the foregoing, the Group recoganized a net income of RMB3,373.4 million in 2020 and a net loss of RMB8.5 million (US$1.3 million) in 2021.
Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019
For a discussion of the Group’s results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” in our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 27, 2021
.

B.	Liquidity and Capital Resources
The Group’s primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet its working capital and substantially all of its capital expenditure requirements.
In 2019, net cash provided by operating activities was RMB422.9 million. In 2020, net cash used in operating activities was RMB621.6 million. In 2021, net cash used in operating activities was RMB404.4 million (US$63.5 million).
As of December 31, 2021, the Group had RMB5,209.2 million (US$817.4 million) in cash, cash equivalents, restricted cash and short-term investments and our consolidated affiliates had RMB2,036.9 million (US$319.6 million) of cash, cash equivalents, restricted cash and short-term investments.
As of December 31, 2021, the Group had cash and cash equivalents of approximately RMB1,434.8 million (US$225.2 million), as compared to cash and cash equivalents of approximately RMB1,426.9 million as of December 31, 2020. The Group’s cash and cash equivalents consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. The amounts of the cash and cash equivalent held by the consolidated VIE were approximately RMB1,004 million and RMB531 million (US$83 million) as of December 31, 2020 and 2021, respectively.
As of December 31, 2021, the Group had restricted cash of RMB1,175.5 million (US$184.5 million), including current portion of RMB61.3 million (US$9.6 million) and non-current
portion of RMB1,114.2 million (US$174.8 million). The Group’s restricted cash consists of cash deposited with the respective financial institution customers as (i) general collaboration deposits, (ii) guarantee deposits for risk assured arrangements and (iii) collateral for notes payable. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from the Group’s deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by the Group after a specified delinquency period. Such restricted cash is not available to fund the Group’s general liquidity needs.
The short-term investments primarily consist of time deposits and structured deposits investments with original maturity of less than one year and marketable securities with readily determinable fair value. As of December 31, 2021, the Group had short-term debts of RMB579.8 million (US$91.0 million) and long-term debts of RMB1,424.4 million (US$223.5 million), including current portion of long-term debts of RMB938.0 million (US$147.2 million) and non-current
portion of long-term debts of RMB486.4 million (US$76.3 million). The Group’s credit agreements do not contain any material debt covenants.
In December 2019, Shanghai Chejia entered into a credit agreement with Bank of China, which allows the Group to borrow up to RMB100.0 million in aggregate with a fixed interest rate of 4.75% and a term of three years. As of December 31, 2021, the outstanding amount under such credit agreements was RMB28.0 million (US$4.4 million).

Shanghai Chejia also obtains debt financing from several other institutions. For further information as to the Group’s short-term and long-term debts, see Note 9 to the Group’s audited financial statements included elsewhere in this annual report.
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
In January 2020, Shanghai Chejia received approval from the Shenzhen Stock Exchange for a shelf offering of up to RMB3 billion of ABSs, under its ABS issuance plan. The underlying assets of the ABSs consist of Shanghai Chejia’s finance lease receivables and other related security interests under Shanghai Chejia’s lease contracts with its lessees. In March 2020, Shanghai Chejia completed the issuance of RMB964 million aggregate principal amount of ABSs, and such ABSs were listed on the Shenzhen Stock Exchange. Third parties purchased RMB750 million senior A tranche ABSs and RMB80 million senior B tranche ABSs, respectively representing 77.8% and 8.3% of the aggregate principal amount of ABSs issued in March 2020. The Group purchased all RMB134 million subordinated tranche ABSs, representing 13.9% of the aggregate principal amount ABSs issued in March 2020.
We believe that the Group’s current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flows from operating activities will be sufficient to meet its anticipated working capital requirements, capital expenditures and debt repayment in the ordinary course of business for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. The Group’s obligation to bear credit risk for certain financing transactions facilitated may also strain its operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business —We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”
The Group’s ability to manage its working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect the Group’s financial condition and results of operations.

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
The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	422,895	(621,612)	(404,390)	(63,457)
Net cash (used in)/provided by investing activities	(1,198,406)	(493,563)	2,661,223	417,604
Net cash provided by/(used in) financing activities	730,548	(380,822)	(1,946,434)	(305,438)
Cash, cash equivalents and restricted cash at beginning of the year	3,880,429	3,846,983	2,314,892	363,257
Cash, cash equivalents and restricted cash at end of the year	3,846,983	2,314,892	2,610,281	409,610
Operating Activities
Net cash used in operating activities was RMB404.4 million (US$63.5 million) in 2021, primarily due to net loss of RMB8.5 million (US$1.3 million), adjusted for (i) deferred income tax benefit of RMB582.9 million (US$91.5 million), (ii) provision for credit losses and other assets of RMB203.4 million (US$31.9 million), (iii) loss on risk assurance liabilities of RMB197.8 million (US$31.0 million), (iv) share-based compensation expense of RMB87.6 million (US$13.8 million), and (v) changes in working capital. Adjusted for changes in working capital primarily consisted of an increase in other current and non-current
liabilities of RMB773.5 million (US$ 121.4 million), primarily due to an increase in balances of advance payments and deposits from customers of automobile trading businesses. Such changes in working capital were partially offset by (i) an increase in contract assets of RMB679.4 million (US$106.6 million), due to the loan facilitation services provided to customers in 2021 and the service fees due after December 31, 2021, (ii) an increase in financing receivables of RMB217.3 million (US$34.1 million) primarily due to an increase in amount of delinquent loan and debt securities the Group acquired in 2021 under contractual obligations, and (iii) an increase in other current and non-current
assets of RMB180.9 million (US$28.4 million), primarily due to an increase in balances of advance payments and deposits to the suppliers of automobile trading businesses.
Net cash used in operating activities was RMB621.6 million in 2020, primarily due to net income of RMB3,373.4 million, adjusted for (i) fair value change of equity investment of RMB3,315.5 million, (ii) deferred income tax expense of RMB248.2 million, (iii) provision for credit losses of RMB109.6 million, (iv) share-based compensation expense of RMB78.8 million, and (v) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in risk assurance liabilities of RMB198.6 million due to an increase in the amount of financing transactions facilitated for which the Group has risk assurance obligation, and (ii) an increase in other current and non-current
liabilities of RMB52.8 million due to the prepayments paid by dealers in connection with automobile trading solutions. Such changes in working capital were partially offset by (i) an increase in other current and non-current
assets of RMB695.0 million, which was primarily due to the prepayment paid to OEMs in connection with automobile trading solutions, as well as the deposit paid to Mybank in connection with the cooperation with it, and (ii) an increase in financing receivables of RMB83.2 million due to an increase in the financing receivables purchased upon certain specified events of car buyers’ defaults.

Net cash provided by operating activities was RMB422.9 million in 2019, primarily due to net income of RMB404.9 million, adjusted for (i) loss on risk assurance liabilities of RMB34.3 million, (ii) provision for credit losses of RMB56.5 million, (iii) fair value change of equity investment with no readily determinable fair value under measurement alternative of RMB41.6 million, (iv) share-based compensation expense of RMB82.3 million, (v) deferred income tax benefit of RMB9.0 million and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of an increase in risk assurance liabilities of RMB52.5 million due to an increase in the amount of financing transactions facilitated for which the Group has risk assurance obligation. Such changes in working capital were partially offset by (i) an increase in other current and non-current
assets of RMB56.8 million, which was primarily due to prepayment of such amount, and (ii) an increase in accounts receivable relating to service fees from financial institutions, as under certain arrangements, the payment term was longer.
Investing Activities
Net cash provided by investing activities was RMB2,661.2 million (US$417.6 million) in 2021, primarily due to (i) proceeds from sale or redemption of other short-term investments, net of RMB2,841.9 million (US$445.9 million), (ii) repayments of finance lease receivables of RMB2,112.0 million (US$331.4 million), and (iii) maturities of held-to-maturity
investment of RMB1,158.1 million (US$181.7 million), which was partially offset by (i) purchase of held-to-maturity
investment of RMB 2,342.2 million (US$367.5 million), and (ii) origination of finance lease receivables of RMB1,091.4 million (US$171.3 million).
Net cash used in investing activities was RMB493.6 million in 2020, which was primarily attributable to (i) origination of finance lease receivables of RMB2,256.4 million, and (ii) purchase of short-term investments of RMB1,116.8 million in wealth management products which are primarily invested in various types of debt securities, which was partially offset by (i) repayments of finance lease receivables of RMB1,839.8 million, and (ii) proceeds from redemption of short-term investments of RMB1,020.7 million.
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
Financing Activities
Net cash used in financing activities was RMB1,946.4 million (US$305.4 million) in 2021, primarily due to repayment of borrowings of RMB2,101.6 million (US$329.8 million) and distribution to shareholders of RMB955.4 million (US$149.9 million), which was partially offset by proceeds from borrowings of RMB1,546.7 million (US$242.7 million).

Net cash used in financing activities was RMB380.8 million in 2020, which was primarily attributable to repayment of borrowings of RMB3,416.2 million and distribution to shareholders of RMB267.2 million, which was partially offset by proceeds from borrowings of RMB3,369.7 million.
Net cash provided by financing activities was RMB730.5 million in 2019, which was primarily attributable to proceeds from borrowings of RMB2,695.4 million, which was partially offset by repayment of borrowings of RMB1,686.5 million and distribution to shareholders of RMB257.1 million.
Capital Expenditures
The Group made capital expenditures of RMB43.0 million, RMB5.4 million and RMB18.9 million (US$3.0 million) in 2019, 2020 and 2021, respectively. In these periods, such capital expenditures were mainly used for purchases of property and equipment and intangible assets. The Group will continue to make capital expenditures to meet the expected growth of its business.
Material Cash Requirements
The Group’s material cash requirements as of December 31, 2021 and any subsequent interim period primarily include its short-term loans, long-term debt obligations, capital commitment obligations, operating lease commitment obligations, as well as capital expenditures and repurchase of shares. See “—Capital Expenditures” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.
We intend to fund the Group’s existing and future material cash requirements with its existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. The Group will continue to make cash commitments, including capital expenditures, to support the growth of its business.
The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2021:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

	RMB	US$	RMB

	(in thousands)
Short-term debt obligations	1,558,954	244,634	1,558,954	—	—	—
Long-term debt obligations	544,855	85,500	29,956	514,899	—	—
Capital commitment obligations	376	59	376	—	—	—
Operating lease commitment obligations	119,257	18,714	15,710	27,998	26,919	48,630

Total	2,223,442	348,907	1,604,996	542,897	26,919	48,630

Off-Balance
Sheet Arrangements
The Group has entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions facilitated. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2021, risk assurance liabilities related to such arrangement were RMB699.0 million (US$109.7 million). As of December 31, 2021, the maximum potential undiscounted future payment the Group would be required to make was RMB31,335.7 million (US$4,917.3 million).
Holding Company Structure
Cango Inc. is a holding company with no material operations of its own. The Group conducts its operations primarily through our subsidiary, consolidated VIE and its subsidiaries in China. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, our consolidated VIE and its subsidiaries in China may allocate a portion of its after-tax
profits to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.
The amounts restricted include the
paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliates, totaling RMB2.9 billion, RMB2.5 billion and RMB2.4 billion (US$0.4 billion) as of December 31, 2019, 2020 and 2021, respectively.
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
Recent Accounting Pronouncements
Please see Note 2 to the Group’s consolidated financial statements included elsewhere in this annual report.

C.	Research and Development
The Group has focused on and will continue to invest in its technology system, which supports all key aspects of Cango platform and is designed to optimize for scalability and flexibility.
The Group’s research and development expenses were RMB57.4 million, RMB62.6 million and RMB70.3 million (US$11.0 million) in 2019, 2020 and 2021, respectively.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates
Critical Accounting Policies
The Group prepares financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of the Group’s assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. The Group continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, the Group’s expectations regarding the future based on available information and assumptions that the Group believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, the Group’s actual results could differ from those estimates. Some of the Group’s accounting policies require a higher degree of judgment than others in their application.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Group’s financial statements. For further information on the Group’s critical accounting policies, see Note 2 to its consolidated financial statements. The Group believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.
Revenue Recognition
The Group’s revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) automobile trading income, 3) finance lease services, 4) after-market services facilitation services, and 5) other income.

On January 1, 2019, the Group adopted ASC 606,
Revenue from Contracts with Customers
, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Group’s historic accounting under ASC 605,
Revenue recognition
. The cumulative effect of adopting ASC 606 resulted in an increase of RMB17,585,853 to the opening balance of retained earnings at January 1, 2019. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration that the Group expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Group determines revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.
Loan facilitation services and PAS
The Group entered into
non-risk
assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass the Group’s credit assessment are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and the Group will earn a loan facilitation fee from the financial institution and borrowers. The Group will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. In addition, for certain arrangements, the Group provides risk assurance on the principal and accrued interest repayments of the defaulted loans to various financial institutions. The Group determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, the Group does not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.
The Group determines its customers to be both the financial institutions and borrowers. The Group considers the loan facilitation service, PAS and risk assurance services as separate services, of which the risk assurance service is accounted for in accordance ASC 460, Guarantees (“ASC 460”).
The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. The Group makes the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

The Group first allocates the transaction price to the risk assurance liabilities at fair value in accordance with ASC 460. The remaining transaction price is then allocated to the loan facilitation services and PAS on a relative standalone selling price basis. The Group does not have observable price for the loan facilitation services and PAS because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Group estimates the standalone selling price of the loan facilitation and PAS using the expected cost plus a margin approach.
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2019, 2020 and 2021 is RMB86,251,498, RMB73,775,464 and RMB41,561,564 (US$6,521,916), respectively.
The loan facilitation services and PAS are recorded as loan facilitation income and other related income in the consolidated statements of comprehensive income (loss).
Automobile trading transaction
The Group provides car trading services as a principal in which the Group purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Group to the customers when the vehicles are delivered and their titles are passed on to the customers.
Finance lease services
The Group provides automobile finance lease services to individual borrowers. Financing lease income is recognized using the effective interest method. Initial direct cost received and direct origination costs are generally deferred and amortized over the term of the related finance lease receivables using the effective interest method and are removed from the consolidated balance sheets when the related finance lease receivables are sold, charged off or paid in full.
After-market services income
The Group provides after-market services to car buyers which mainly include insurance facilitation service and car recovery and disposal services.
After-market insurance facilitation service mainly involve facilitating personal accident insurance and automobile insurance, and offering antitheft package services. The Group first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market insurance facilitation service. After-market insurance facilitation service income is recognized at the point of time facilitation services are performed After-market car recovery and disposal services income mainly include delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the Group delivers the relevant service.

Risk Assurance Liabilities at the Inception of Loans
The Group provides risk assurance to various financial institution customers. The risk assurance liability consists of two components. The Group’s obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent
aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, the Group recognizes the non-contingent
aspect of the risk assurance liability at fair value. Because risk assurance liabilities can vary substantially over time, estimating risk assurance liability at the inception of loans requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the Group’s loan facilitation income and net loss on risk assurance liabilities on the Group’s consolidated income statements and risk assurance liabilities on the Group’s consolidated balance sheets. See Note 11 of the Notes to the Financial Statements for more information regarding allowance for risk assurance liabilities.
Nature of Estimates Required
. The Group estimates the risk assurance liability at the inception of loans that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as delinquency status, overdue period, historical loss experience and macroeconomic factors. If we do not believe the models reflect lifetime expected risk assurance liability, an adjustment is made to reflect management judgment regarding qualitative factors including observable changes in portfolio performance, forward-looking macroeconomic conditions and other relevant factors.
Assumptions Used.
 The Group’s risk assurance liability at the inception of loans is based on its assumptions regarding:

•	probability of default. The expected probability of payment and time to default, which include assumptions about recent performance;

•	loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries;

•
macroeconomic factors.
 Macroeconomic factors used in the Group’s Model are country specific and include variables such as gross domestic product, per capita disposable income, interest rates and consumer price indexes, among others; and

•	margin rate. Margin rate represents the percentage of margin required by a third-party market participant to issue the same risk assurance.
Sensitivity Analysis.
 Changes in the probability of default, loss given default and margin rate assumptions would affect the risk assurance alibility. The effect of the indicated increase/decrease in the assumptions is as follows (in millions):

Assumption	Percent Change	Increase/(Decrease)
Probability of default (lifetime)	+/- 5%	RMB1,404/RMB(1,404)
Loss given default	+/- 5%	RMB1,404/RMB(1,404)
Margin rate	+/- 5%	RMB41/RMB(41)

Derivative Instruments
In 2019, the Group entered into cross-currency interest rate swap contracts that allow the Group to buy US Dollars at a pre-determined
exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The cross-currency interest rate swap contracts matured in July 2020. In 2021, the Group entered into a cross-currency interest rate swap contract that allow the Group to buy HKD at a pre-determined
exchange rate and repay HKD borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was RMB nil and RMB103.6 million (US$16.3 million) as of December 31, 2020 and 2021, respectively.
The Group accounts for the cross-currency interest rate swap contract in accordance with ASC 815, Derivatives and hedging. The crosscurrency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the consolidated balance sheets. The Group estimates the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other income in the consolidated statement of comprehensive income (loss) for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2019, 2020 and 2021, the unrealized losses recognized in the comprehensive income (loss) related to the cross-currency interest rate swap contract were RMB3.3 million, RMB nil and RMB5.3 million (US$0.8 million), respectively.
The cross-currency interest rate swap contract may expose the Group to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Group mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Group did not pledge cash collateral for its cross-currency interest rate swap contract as of December 31, 2020 and 2021.
Income Taxes
The Group recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not
to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.
The Group applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2019, 2020 and 2021, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Allowance for Finance Lease Receivables
The allowance for finance lease receivables is calculated using the PD and LGD model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model take into consideration factors of historical delinquency migration to loss and loss given default. The Group adjusts the allowance that is determined by the PD and LGD model for various qualitative factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined the balance is uncollectable. In general, the Group considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; (iv) the collateral are physically repossessed.
Share-Based Compensation
The Group accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).
The Group recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up
adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.
A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of December 31, 2021.

Name	Age	Position/Title
Xiaojun Zhang	50	Co-founder and chairman
Jiayuan Lin	53	Co-founder, director and chief executive officer
Langlang Zhou	41	Director
Yongyi Zhang	49	Chief financial officer and director
Xiaoyu Liu	39	Director
Zhipeng Song	37	Director
Chi Ming Lee	69	Independent director
Dongsheng Zhou	54	Independent director
Rong Liu	73	Independent director
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
Langlang Zhou
served as our director from 2017 to April 2022. Mr. Zhou is a managing director of Warburg Pincus LLC and has been with the firm since 2005. Mr. Zhou is currently a director of China Huarong Asset Management Co., Ltd., Hwabao WP Fund Management Co., Ltd. and Wacai Holdings Limited. Mr. Zhou served as an analyst of the investment banking division of Credit Suisse First Boston from 2003 to 2004 and an associate of the investment banking division of Citibank from 2004 to 2005. Mr. Zhou obtained a bachelor’s degree in business and a bachelor’s degree in electrical engineering from the University of Western Ontario in 2002. Mr. Zhou resigned his position as our director on April 26, 2022.

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
Chi Ming Lee
has served as our independent director since July 25, 2018. Mr. Lee has also served as an independent non-executive director of DIT Group Limited (formerly known as China Minsheng DIT Group Limited) since 2014 and Wanlian Securities Ltd. since 2019. Mr. Lee has been the director and managing partner of Alex KY Wong Asset Management Co. Ltd. (formerly known as Benington Capital Partners Ltd.) since 2020. Mr. Lee served as an independent non-executive
director of China Baoli Technologies Holding Ltd. from 2015 to 2017, Huatai Securities Co., Ltd. from 2015 to 2021, and as the director and managing partner of Nanguo International Asset Management Ltd. (formerly known as Benington Capital Limited) from 2014 to 2020. Prior to 2014, Mr. Lee served as the senior manager/director of licensing department, director of corporate planning, and director of finance and administration of the Securities and Futures Commission of Hong Kong. From 1976 to 1989, Mr. Lee served as the assistant assessor and then the assessor at Inland Revenue Department of the Government of Hong Kong. Mr. Lee obtained his higher diploma in accountancy from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University) in 1976, a bachelor’s degree in law from the University of London in 1988, and a master’s degree in business administration from the University of Hong Kong in 1993. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.
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
Compensation
In 2021, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB25.5 million (US$4.0 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
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
Granted Options
As of December 31, 2021, options to purchase 25,946,770 Class A ordinary shares were outstanding. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan.
The table below summarizes, as of March 31, 2022, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awards	Option Exercise Price (US$)**	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman	7,739,960	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Jiayuan Lin	Chief executive officer and director	7,837,460	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Yongyi Zhang	Chief financial officer and director	*	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030
Zhipeng Song	Director	*	1.7951 1.7951	May 25, 2018 February 15, 2019	May 24, 2028 February 14, 2029
			1.7951	October 15, 2020	October 14, 2030

*	Less than 1% of our outstanding shares.
**	In March 2021, we adjusted the option exercise price to US$1.2951 per share due to the cash dividend paid in April 2021.
Special Option Grants
In April 2022, our board of directors authorized the grant of (i) an option to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and chairman, and (ii) an option to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, director and chief executive officer. These share options will be granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding Cango’s profitable investment in Li Auto. The share options will vest immediately upon grant and have an exercise price of US$1.2951 per Class A ordinary share.

C.	Board Practices
Our board of directors consisted of nine directors as of December 31, 2021. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our third amended and restated memorandum and articles of association.
Terms of Directors and Executive Officers
Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.
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

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Group’s financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

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
Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.
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
As of December 31, 2019, 2020 and 2021, the Group had a total of 3,189, 3,009 and 2,351 employees, respectively. The decrease in the Group’s employees in 2021 was primarily due to the organizational restructuring for business transitions. The following table sets forth the breakdown of the Group’s employees as of December 31, 2021 by function:

Function	Number of Employees	% of Total
Sales and marketing	1,216	51.7
Operations	423	18.0
Risk management	373	15.9
General administration	173	7.4
Research and development	166	7.0

Total	2,351	100.0

As of December 31, 2021, 590 of the Group’s employees were based in Shanghai. The rest of the employees were based in 23 other cities across China.
We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team. The Group plans to hire additional experienced and talented employees in areas such as big data analytics, marketing and operations, risk management and sales as the Group expands its business.
As required by PRC regulations, the Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. The Group is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of the employees, up to a maximum amount specified by the local government regulations from time to time. In addition, the Group purchased additional commercial health insurance to increase insurance coverage of employees. The Group enters into standard labor, confidentiality and non-compete
agreements with its employees. The
non-compete
restricted period typically expires two years after the termination of employment, and the Group agrees to compensate the employee with a certain percentage of his or her pre-departure
salary during the restricted period.

We believe that the Group maintains a good working relationship with its employees, and the Group has not experienced any major labor disputes.

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
As of March 31, 2022, the total number of ordinary shares outstanding is 277,476,272, comprising 204,497,595 Class A ordinary shares and 72,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares		Class B ordinary shares	Percentage of total outstanding ordinary shares		Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang (1)	2,920,048		38,275,787	14.7		46.1
Jiayuan Lin (2)	5,662,655		34,702,890	14.4		42.0
Langlang Zhou	—		—	—		—
Yongyi Zhang		***	—		***		***
Xiaoyu Liu	—		—	—		—
Zhipeng Song		***	—		***		***
Chi Ming Lee	—		—	—		—
Dongsheng Zhou	—		—	—		—
Rong Liu	—		—	—		—

Directors and Executive Officers as a Group	9,932,357		72,978,677	29.1		87.9
Principal Shareholders:
Lin Entities (3)	2,741,607		34,702,890	13.5		41.9
WP Fintech (4)	53,431,124		—	19.3		3.2
Eagle Central Holding Limited (5)	—		38,275,787	13.8		46.0
Tencent Mobility Limited (6)	25,223,898		—	9.1		1.5
Didi Chuxing (7)	28,376,116		—	10.2		1.7
Taikang Offshore Entities (8)	16,217,006		—	5.8		1.0

*	The business address for our directors and executive officers is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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
(1)
Represents (i) 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central, and (ii) 2,920,048 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire upon exercise of the options within 60 days. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 5 below.

(2)
Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise, (iii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise, and (iv) 2,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire upon exercise of the options within 60 days. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below.

(3)
Represents (i) 1 Class A ordinary share that is held by Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise, and (iii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Traveler Enterprise is a limited liability company established in the British Virgin Islands. Traveler Enterprise is controlled by Traveler Trust, a trust established under the laws of Guernsey. Mr. Jiayuan Lin is the settlor of Traveler Trust, and Mr. Lin and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in our company. The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(4)
Represents 53,431,124 Class A ordinary shares that are beneficially owned by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). Information regarding beneficial ownership is reported as of January 31, 2020, based on the information contained in the Schedule 13G filed by WP Fintech with SEC on February 10, 2020. The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity
XII-B,
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

(6)
Represents 25,223,898 Class A ordinary shares represented by ADSs that are beneficially owned by Tencent Mobility Limited. Information regarding beneficial ownership is based on the information contained in the Schedule 13G reported as of December 31, 2021 and filed by Tencent Mobility Limited with SEC on February 10, 2022. Tencent Mobility Limited is a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

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
Cayman Islands.

(8)
Represents (i) 8,108,503 Class A ordinary shares that are beneficially owned by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 8,108,503 Class A ordinary shares that are beneficially owned by TK Autolink Inc., a limited liability company established in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Taikang Offshore Entities with SEC on February 12, 2020. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman,
KY1-1002,
Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.

In May 2018, our
co-founders
Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2022, the co-founders
collectively exercised 88.1% of the aggregate voting power of our issued and outstanding share capital.
Furthermore, each of Eagle Central and Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P., a limited partnership established in the British Virgin Island. SHOUYAN Holding Limited is the general partner of Huaiyuan L.P. SHOUYAN Holding Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Xu Shouyan. As of March 31, 2022, all of the 12,688,426 Class A ordinary shares held by Huaiyuan L.P. were converted to ADSs.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with Our Consolidated VIE and Its Shareholders
PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct our operations mainly through our consolidated VIE and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long. We are the primary beneficiary of Shanghai Cango for accounting purposes and hence consolidate its financial results under U.S. GAAP. As a result, we operate our relevant business through contractual arrangements among Can Gu Long, our wholly-owned PRC subsidiary, Shanghai Cango, our consolidated VIE, and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
Special Option Grants
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Special Option Grants.”

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
Dividend Policy
On April 22, 2022, our board of directors approved and declared a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, to be paid on June 15, 2022 (Eastern Time) to shareholders of record as of the close of trading on May 25, 2022 (Eastern Time), in an aggregated amount of approximately US$138 million.
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

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including the Group’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. When we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.
We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax
profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax
profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.	Significant Changes
We have not experienced any other significant changes since the date of the Group’s audited consolidated financial statements included in this annual report.

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
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange.”

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
Certain United States Federal Income Tax Considerations
The following discussion describes certain United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
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

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
States tax laws.
If you are considering the purchase of our ADSs or Class
 A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our ADSs or Class
 A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
ADSs
If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free
return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate
United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, we believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will not meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
In addition, notwithstanding the foregoing,
non-corporate
United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or a PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2021, and that we may be classified as a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct any otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.
Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.
Passive Foreign Investment Company
In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely be treated as a PFIC.
There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2021, and that we may be classified as a PFIC in future taxable years.
The determination of whether we are a PFIC is made annually. Accordingly, our PFIC status may change due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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
In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market
election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market
election may be available to holders of ADSs because the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market
election. However, only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market
election.
If you make an effective
mark-to-market
election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market
rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election.

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
Taxation of Capital Gains
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate
United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued United States Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

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
The SEC also maintains a website at
www.sec.gov
that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.
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
Foreign Exchange Risk
All of thee Group’s revenues and substantially all of its expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had foreign exchange gain of RMB5.1 million in 2019, foreign exchange loss of RMB8.8 million in 2020, and foreign exchange gain of RMB1.4 million (US$0.2 million) in 2021.
Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we have entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined
exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2019, 2020 and 2021.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year
period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announces further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2021, we had cumulatively received US$1.4 million of payment from Citibank, N.A., the depositary bank for our ADR program.
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
As of December 31, 2021, we had used approximately US$14.0 million of the net proceeds received from our initial public offering to satisfy working capital needs.

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
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting because we qualify as “an emerging growth company” pursuant to the JOBS Act and therefore is exempt from the requirement of an attestation report.
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

	For the Year Ended December 31,
	2020	2021

	(In thousands of US dollars)
Audit Fees (1)	1,085	1,310
Tax Fees	—	—

All Other Fees	—	—

Total	1,085	1,310

(1)
Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of annual financial statements, review of quarterly financial statements and services related to our initial public offering.

The policy of our audit committee or our board of directors is to pre-approve
all audit and
non-audit
services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from March 1, 2021 to March 31, 2022:

Period	Total Number of ADSs Purchased (1)	Average Price Paid per ADS (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (3)
March 1, 2021 through March 31, 2021	4,189,888	$9.14	US$	11.7 million
April 1, 2021 through April 30, 2021	1,207,319	$8.33	US$	1.6 million
August 1, 2021 through August 31, 2021	340,840	$4.27	US$	50.2 million
September 1, 2021 through September 30, 2021	1,634,308	$4.26	US$	43.2 million
October 1, 2021 through October 31, 2021	1,042,685	$4.29	US$	38.8 million
November 1, 2021 through November 30, 2021	738,469	$4.30	US$	35.6 million
December 1, 2021 through December 31, 2021	1,347,419	$3.01	US$	31.5 million
January 1, 2022 through January 31, 2022	539,824	$3.24	US$	29.8 million
February 1, 2022 through February 28, 2022	57,351	$3.17	US$	29.6 million
March 1, 2022 through March 31, 2022	430,904	$2.55	US$	28.5 million
Total	11,529,007	$6.20	US$	28.5 million

(1)	All of our ADSs purchased were pursuant to publicly announced plans or programs.
(2)	Each of our ADSs represents two Class A ordinary shares.

(3)
We announced a share repurchase program in March 2021, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. We announced another share repurchase program in August 2021, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
and/or Rule
10b-18
under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

We announced a new share repurchase program in April 2022, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases will be effected in compliance with Rule
10b5-1
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
Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of nine members, only three of whom are independent directors. Our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management
directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Cango Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.4	Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.7	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.8	Service Agreement, dated January 31, 2017, between Jincheng Bank Co., Ltd. (“Jincheng Bank”) and Shanghai Cango (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.9	Cooperation Agreement (undated) between Jincheng Bank and Shanghai Cango relating to the Outsourcing of Onsite Collection and Disposal Business (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document
4.10	Automotive Financing Business Cooperation Agreement, dated April 4, 2018, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.11	Equity Interest Transfer Agreement, dated September 19, 2017, among Autohome Financing Hong Kong Limited, Express Group Development Limited, Shanghai Cango and Beijing Cheerbright Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.12	Share Purchase Agreement, dated March 23, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13	Share Purchase Agreement, dated June 4, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.14	Equity Interest Transfer Agreement, dated May 10, 2018, between Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.) and Shanghai Cango (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.15	Share Purchase Agreement, dated April 24, 2018, between Paradigm Malls Group Limited and Shanghai Cango (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.16	Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.17	Cooperation Agreement on Automobile Finance Business, dated April 30, 2020, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

Exhibit Number	Description of Document
4.18	Automobile Finance Guarantee Contract, dated January 25, 2021, among WeBank, Shanghai Cango and Cango Financing Guarantee Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.19	Automobile Finance Project Cooperation Agreement, dated March 24, 2020, among Shanghai Cango, Chongqing Wantang Information Technology Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.20	Automobile Finance Project Counter-guarantee Agreement, dated March 24, 2020, between Cango Financing Guarantee Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.21	Personal Consumer Loan Business Cooperation Agreement, dated July 31, 2018, among Puxi Branch of Bank of Shanghai Co., Ltd., Shanghai Chejia and Shanghai Cango (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Chairman
Date: April 26, 2022

CANGO INC.

Auditor’s Name : Ernst & Young Hua Ming LLP
Auditor’s Location which represents the city with either or both country: Shanghai, People’s Republic of China
Auditor’s PCAOB ID Number: 1408

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cango Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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
Shanghai, the People’s Republic of China
April 26, 2022

CANGO INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2020	2021
	Notes	RMB	RMB	US$
ASSETS
Current assets (including RMB605,970,437 and RMB nil (US$ nil) from consolidated trusts and ABSs as of December 31, 2020 and 2021, respectively):
Cash and cash equivalents		1,426,899,576	1,434,806,922	225,152,516
Restricted cash – current		9,693,008	61,293,114	9,618,227
Short-term investments	3	4,342,356,612	2,598,935,704	407,829,725
Accounts receivable, net of allowance of RMB nil and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively	4	141,594,170	223,544,396	35,078,994
Finance lease receivables - current, net of allowance of RMB18,097,313 and RMB25,274,933 (US$3,966,189) as of December 31, 2020 and 2021, respectively	6	2,035,397,525	1,414,164,625	221,913,289
Short-term consumer financing receivables, net of allowance of RMB2,304,639 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively		23,168	—	—
Financing receivables, net of allowance of RMB16,265,330 and RMB50,492,700 (US$7,923,406) as of December 31, 2020 and 2021, respectively		20,105,893	62,296,261	9,775,643
Short-term contract asset		364,618,635	829,940,692	130,235,805
Prepayments and other current assets	7	558,360,959	982,948,637	154,246,091

Total current assets		8,899,049,546	7,607,930,351	1,193,850,290

Non-current assets (including RMB101,206,823 and RMB nil (US$ nil) from consolidated trusts and ABSs as of December 31, 2020 and 2021, respectively):
Restricted cash - non-current		878,299,140	1,114,180,729	174,839,270
Goodwill	5	145,063,857	148,657,971	23,327,680
Property and equipment, net		10,311,971	19,545,933	3,067,183
Intangible assets	8	44,887,871	45,931,544	7,207,662
Long-term contract asset		281,374,110	495,456,805	77,747,984
Deferred tax assets	15	170,951,082	474,570,361	74,470,446
Finance lease receivables - non-current, net of allowance of RMB5,629,107 and RMB6,941,826 (US$1,089,324) as of December 31, 2020 and 2021, respectively	6	1,454,499,864	1,029,262,174	161,513,695
Other non-current assets		261,495,158	11,568,164	1,815,297

Total non-current assets		3,246,883,053	3,339,173,681	523,989,217

TOTAL ASSETS		12,145,932,599	10,947,104,032	1,717,839,507

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2020	2021
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts (including short-term debts of the consolidated VIE without recourse to the Company of RMB355,816,940 and RMB579,776,131 (US$90,979,527) as of December 31, 2020 and December 31, 2021, respectively)	9	355,816,940	579,776,131	90,979,527
Long-term debts – current (including long-term debts – current of the consolidated VIE without recourse to the Company of RMB1,228,783,730 and RMB938,014,362 (US$147,194,922) as of December 31, 2020 and December 31, 2021, respectively), (including RMB401,761,874 and RMB nil (US$ nil) from consolidated trusts and ABSs as of December 31, 2020 and 2021, respectively)	9	1,228,783,730	938,014,362	147,194,922
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB312,104,057 and RMB714,521,503 (US$112,124,016) as of December 31, 2020 and December 31, 2021, respectively), (including RMB59,187 and RMB nil (US$ nil) from consolidated trusts and ABSs as of December 31, 2020 and 2021, respectively)	10	324,734,202	719,035,377	112,832,342
Risk assurance liabilities (including risk assurance liabilities of the consolidated VIE without recourse to the Company of RMB460,829,299 and RMB699,022,914 (US$109,691,949) as of December 31, 2020 and December 31, 2021, respectively)	11	460,829,299	699,022,914	109,691,949
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of RMB87,132,455 and RMB209,977,036 (US$32,949,979) as of December 31, 2020 and December 31, 2021, respectively)		87,132,455	481,854,105	75,613,424

Total current liabilities		2,457,296,626	3,417,702,889	536,312,164

Non-current liabilities
Long-term debts (including long-term debts of the consolidated VIE without recourse to the Company of RMB977,791,191 and RMB486,371,672 (US$76,322,329) as of December 31, 2020 and December 31, 2021, respectively)	9	977,791,191	486,371,672	76,322,329
Deferred tax liability (including deferred tax liability of the consolidated VIE without recourse to the Company of RMB12,523,538 and RMB10,724,126 (US$1,682,849) as of December 31, 2020 and December 31, 2021, respectively)	15	330,765,029	51,471,040	8,076,929
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Company of RMB4,870,616 and RMB991,610 (US$155,606) as of December 31, 2020 and December 31, 2021, respectively)		4,870,616	991,610	155,605

Total non-current liabilities		1,313,426,836	538,834,322	84,554,863

Total liabilities		3,770,723,462	3,956,537,211	620,867,027

Commitments and contingencies	19

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2020	2021
	Notes	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2020 and 2021, respectively; 227,831,213 shares issued and 224,771,083 shares outstanding as of December 31, 2020; 229,831,213 shares issued and 206,506,455 shares outstanding as of December 31, 2021)	20	154,483	154,483	24,242
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2020 and 2021, respectively; 74,978,677 shares issued and outstanding as of December 31, 2020; 72,978,677 shares issued and outstanding as of December 31, 2021)	20	49,777	49,777	7,811
Treasury shares	21	(56,419,225)	(485,263,213)	(76,148,387)
Additional paid-in capital		4,591,455,557	4,671,769,821	733,102,630
Accumulated other comprehensive loss		(115,386,427)	(187,517,110)	(29,425,526)
Retained earnings		3,955,354,972	2,991,373,063	469,411,710

Total Cango Inc.’s equity		8,375,209,137	6,990,566,821	1,096,972,480

Total shareholders’ equity		8,375,209,137	6,990,566,821	1,096,972,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,145,932,599	10,947,104,032	1,717,839,507

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2019	2020	2021
	Notes	RMB	RMB	RMB	US$
Revenues
Automobile trading income		11,414,382	624,773,721	2,227,171,554	349,491,817
Loan facilitation income and other related income		913,836,623	891,836,601	1,233,556,212	193,571,888
Leasing income		300,078,043	286,079,245	251,295,105	39,433,686
After-market services income		205,998,075	241,193,243	193,786,856	30,409,386
Others		8,741,702	8,548,942	15,906,679	2,496,105

Total Revenues		1,440,068,825	2,052,431,752	3,921,716,406	615,402,882
Operating cost and expenses
Cost of revenue	12	539,267,417	1,098,120,749	2,958,009,872	464,176,297
Sales and marketing		192,811,348	195,893,662	239,333,085	37,556,584
General and administrative		236,551,077	265,691,411	276,179,441	43,338,581
Research and development		57,405,921	62,596,195	70,278,081	11,028,164
Net loss on risk assurance liabilities		34,257,754	2,268,180	197,750,449	31,031,361
Provision for credit losses and other assets		56,478,959	109,564,631	203,415,094	31,920,267

Total operating cost and expense		1,116,772,476	1,734,134,828	3,944,966,022	619,051,254

Income (loss) from operations		323,296,349	318,296,924	(23,249,616)	(3,648,372)

Interest income		51,574,467	34,901,335	26,373,471	4,138,573
Loss from equity method investments		(926,205)	—	—	—
Net gain (loss) on equity securities	13	86,011,918	3,353,381,213	(12,991,522)	(2,038,654)
Interest expense		(13,457,818)	(2,758,629)	(14,481,195)	(2,272,414)
Foreign exchange gain (loss), net		5,141,112	(8,848,354)	1,351,400	212,064
Other income, net	14	41,300,464	49,139,337	41,911,589	6,576,843
Other expenses		(5,121,054)	(838,115)	(6,605,833)	(1,036,599)

Net income before income taxes		487,819,233	3,743,273,711	12,308,294	1,931,441

Income tax expenses	15	(82,960,493)	(369,853,650)	(20,852,646)	(3,272,235)

Net income (loss)		404,858,740	3,373,420,061	(8,544,352)	(1,340,794)

Less: Net income attributable to non-controlling interests		13,944,848	3,902,214	—	—

Net income (loss) attributable to Cango Inc.’s shareholders		390,913,892	3,369,517,847	(8,544,352)	(1,340,794)

The accompanying notes are an integral part of these consolidated financial statements.
F-
6

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2019	2020	2021
	Notes	RMB	RMB	RMB	US$
Earnings per Class A and Class B ordinary share:
Basic	16	1.29	11.21	(0.03)	(0.00)
Diluted	16	1.29	11.09	(0.03)	(0.00)
Earnings per ADS (2 ordinary shares equal 1 ADS):
Basic	16	2.59	22.43	(0.06)	(0.01)
Diluted	16	2.58	22.18	(0.06)	(0.01)
Weighted average shares used to compute earnings per Class A and Class B share:
Basic	16	302,417,352	300,484,860	289,892,905	289,892,905
Diluted	16	303,283,658	303,900,645	289,892,905	289,892,905
Other comprehensive income (loss), net of tax
Unrealized loss on available-for-sale securities		(146,801)	—	—	—
Reclassification of losses to net loss		(276,843)	—	—	—
Foreign currency translation adjustment		10,401,386	(234,817,165)	(72,130,683)	(11,318,878)
Total comprehensive income (loss), net of tax		414,836,482	3,138,602,896	(80,675,035)	(12,659,672)

Total comprehensive income attributable to non-controlling interests		13,944,848	3,902,214	—	—
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders		400,891,634	3,134,700,682	(80,675,035)	(12,659,672)

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	(Accumulated
	Ordinary Shares			Additional	other	deficit)	Total	Non-	Total
	Number of		Treasury	paid-in	comprehensive	Retained	Cango Inc.’s	controlling	shareholders’
	Shares	Amount	shares	capital	income	earnings	(deficit) equity	interests	(deficit) equity
Balance at January 1, 2019	302,809,892	204,260	—	4,444,078,463	109,452,996	698,036,438	5,251,772,157	3,594,671	5,255,366,828
Adjustments due to the adoption of ASC 606	—	—	—	—	—	17,585,853	17,585,853	—	17,585,853
Repurchase of ordinary shares	(863,112)	—	(20,638,881)	—	—	—	(20,638,881)	—	(20,638,881)
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(574,212)	(574,212)
Stock-based compensation (note 18)	—	—	—	82,265,991	—	—	82,265,991	—	82,265,991
Net income	—	—	—	—	—	390,913,892	390,913,892	13,944,848	404,858,740
Other comprehensive income (loss)	—	—	—	—	9,977,742	—	9,977,742	—	9,977,742
Dividends to shareholders	—	—	—	—	—	(254,027,215)	(254,027,215)	(3,154,555)	(257,181,770)
Balance at December 31, 2019	301,946,779	204,260	(20,638,881)	4,526,344,454	119,430,738	852,508,968	5,477,849,539	13,810,752	5,491,660,291

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	(Accumulated
	Ordinary Shares			Additional	other	deficit)	Total	Non-	Total
	Number of		Treasury	paid-in	comprehensive	Retained	Cango Inc.’s	controlling	shareholders’
	Shares	Amount	shares	capital	income	earnings	(deficit) equity	interests	(deficit) equity
Balance at December 31, 2019	301,946,779	204,260	(20,638,881)	4,526,344,454	119,430,738	852,508,968	5,477,849,539	13,810,752	5,491,660,291
Repurchase of ordinary shares	(2,797,032)	—	(49,219,318)	—	—	—	(49,219,318)	—	(49,219,318)
Exercise of share options	600,014	—	13,438,974	(6,745,258)	—	—	6,693,716	—	6,693,716
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Purchase of subsidiaries’ equity from non-controlling interest holders	—	—	—	(6,898,467)	—	—	(6,898,467)	(17,245,533)	(24,144,000)
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(467,433)	(467,433)
Stock-based compensation (note 18)	—	—	—	78,754,828	—	—	78,754,828	—	78,754,828
Net income	—	—	—	—	—	3,369,517,847	3,369,517,847	3,902,214	3,373,420,061
Other comprehensive income (loss)	—	—	—	—	(234,817,165)	—	(234,817,165)	—	(234,817,165)
Dividends to shareholders	—	—	—	—	—	(266,671,843)	(266,671,843)	—	(266,671,843)
Balance at December 31, 2020	299,749,760	204,260	(56,419,225)	4,591,455,557	(115,386,427)	3,955,354,972	8,375,209,137	—	8,375,209,137

Repurchase of ordinary shares	(21,001,856)	—	(444,401,172)	—	—	—	(444,401,172)	—	(444,401,172)
Exercise of share options	737,228	—	15,557,184	(7,320,571)	—	—	8,236,613	—	8,236,613
Stock-based compensation (note 18)	—	—	—	87,634,835	—	—	87,634,835	—	87,634,835
Net loss	—	—	—	—	—	(8,544,352)	(8,544,352)	—	(8,544,352)
Other comprehensive income (loss)	—	—	—	—	(72,130,683)	—	(72,130,683)	—	(72,130,683)
Dividends to shareholders	—	—	—	—	—	(955,437,557)	(955,437,557)	—	(955,437,557)
Balance at December 31, 2021	279,485,132	204,260	(485,263,213)	4,671,769,821	(187,517,110)	2,991,373,063	6,990,566,821	—	6,990,566,821

Balance as of December 31, 2021, in US$		32,053	(76,148,387)	733,102,630	(29,425,526)	469,411,710	1,096,972,480	—	1,096,972,480

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	404,858,740	3,373,420,061	(8,544,352)	(1,340,794)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,466,942	9,544,137	8,514,969	1,336,184
Share-based compensation expense	82,265,991	78,754,828	87,634,835	13,751,819
Loss on risk assurance liabilities	34,257,754	2,268,180	197,750,449	31,031,361
Provision for credit losses and other assets	56,478,959	109,564,631	203,415,094	31,920,267
Loss on equity method investment	926,205	—	—	—
Fair value change of derivative instruments	3,289,676	(3,289,676)	5,346,389	838,965
Net (gain) loss on equity securities	(41,581,818)	(3,315,475,734)	27,278,116	4,280,532
Investment income	(32,516,817)	—	—	—
Loss on disposal of property and equipment	45,639	79,756	78,221	12,275
Unrealized foreign exchange (gain) loss, net	(5,141,112)	8,848,354	(1,351,400)	(212,064)
Deferred income tax (benefit) expense	(9,034,211)	248,151,964	(582,913,268)	(91,471,812)
Changes in operating assets and liabilities:
Accounts receivable	(56,086,171)	6,968,776	(78,030,840)	(12,244,742)
Financing receivables	(39,987,198)	(83,186,886)	(217,252,025)	(34,091,583)
Contract assets	23,104,124	(613,648,965)	(679,404,752)	(106,613,431)
Other current and non-current assets	(56,811,099)	(694,994,714)	(180,898,244)	(28,386,882)
Risk assurance liabilities	52,484,356	198,608,646	40,443,166	6,346,415
Other current and non-current liabilities	(4,124,725)	52,774,440	773,542,811	121,385,744

Net cash provided by (used in) operating activities	422,895,235	(621,612,202)	(404,390,831)	(63,457,746)

Cash flows from investing activities:
Repayments of finance lease receivables	1,358,838,393	1,839,778,206	2,112,046,802	331,426,231
Origination of finance lease receivables	(2,071,721,858)	(2,256,358,577)	(1,091,415,329)	(171,266,881)
Proceeds from collection of short-term consumer financing receivables	25,140,348	12,248,145	—	—
Origination of short-term consumer financing receivables	(39,716,300)	—	—	—
Purchase of held-to-maturity investment	(210,499,840)	(1,115,661,108)	(2,342,226,408)	(367,546,434)
Maturities of held-to-maturity investment	—	658,209,985	1,158,122,796	181,734,739
Purchase of other short-term investment, net	(107,837,789)	—	—	—
Proceeds from sale or redemption of other short-term investments, net	—	361,366,081	2,841,860,867	445,949,983
Proceeds from available for sale financial assets	179,351,253	12,182,947	—	—
Proceeds from third party loans	26,743,400	—	—	—
Proceeds from long-term investments	90,521,295	—	—	—
Disposal of equity method investments	100,000	—	—	—
Disposal of property and equipment and intangible assets	8,475	31,840	51,241	8,041
Purchase of long-term investments	(406,307,000)	—	—	—
Purchases of property and equipment and intangible assets	(43,025,999)	(5,360,566)	(18,922,066)	(2,969,285)
Payment for acquiring subsidiary, net of cash acquired	—	—	1,705,083	267,565

Net cash (used in) provided by investing activities	(1,198,405,622)	(493,563,047)	2,661,222,986	417,603,959

The accompanying notes are an integral part of these consolidated financial statements.
F-
10

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment to repurchase treasury shares	(20,638,881)	(49,219,318)	(444,401,172)	(69,736,241)
Liquidation of subsidiaries	(574,212)	(467,433)	—	—
Proceeds from borrowings	2,695,357,550	3,369,740,855	1,546,736,325	242,716,682
Proceeds from exercise of share options	—	6,693,716	8,236,613	1,292,504
Purchase of subsidiary’s equity from non-controlling interest holder	—	(24,144,000)	—	—
Repayment of borrowings	(1,686,482,435)	(3,416,211,500)	(2,101,568,517)	(329,781,960)
Distribution to shareholders	(257,114,132)	(267,214,749)	(955,437,557)	(149,929,002)

Net cash provided by (used in) financing activities	730,547,890	(380,822,429)	(1,946,434,308)	(305,438,017)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,516,258	(36,093,321)	(15,008,806)	(2,355,209)

Net (decrease) increase in cash, cash equivalents and restricted cash	(33,446,239)	(1,532,090,999)	295,389,041	46,352,987

Cash, cash equivalents and restricted cash at beginning of the year	3,880,428,962	3,846,982,723	2,314,891,724	363,257,026

Cash, cash equivalents and restricted cash at the end of the year	3,846,982,723	2,314,891,724	2,610,280,765	409,610,013

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,002,314,688	1,426,899,576	1,434,806,922	225,152,516
Restricted cash – current	970,993,759	9,693,008	61,293,114	9,618,227
Restricted cash – non-current	873,674,276	878,299,140	1,114,180,729	174,839,270

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	3,846,982,723	2,314,891,724	2,610,280,765	409,610,013

Supplemental disclosures of cash flow information:
Cash paid for income taxes	78,203,607	101,878,045	209,044,264	32,803,607
Cash paid for interest	154,589,750	139,952,105	134,173,921	21,054,816
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION
Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE, are principally engaged in the provision of automotive financing facilitation, automobile trading transaction, and aftermarket service facilitation in the People’s Republic of China (the “PRC”). The Company conducts its primary business operations through its VIE and the subsidiaries of the VIE.
As of December 31, 2021, the Company’s subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding
Express Group Development Limited (“Express Limited”)	June 30, 2016	HK	100%	Investment holding
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding
VIE
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	Nil	Provision of automotive financing facilitation, automobile trading transaction and aftermarket service facilitation.
On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”).
The Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitles the WFOE to receive a majority of their residual returns. In addition, the Company entered into a share pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. On March 22, 2018, Cango Inc. agreed to provide unlimited financial support to the VIE for its operations. As a result of the VIE Agreements, the Company exercises effective control over the significant business activities of the VIE through the WFOE and provides unlimited financial support to the VIE. Therefore, Cango Inc. is determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary of the VIE.

F-1
2

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

F-1
3

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

F-1
4

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

As of December 31, 2021, RMB51,793,630 (US$8,127,551) restricted cash, RMB114,706,800 (US$18,000,000) short-term investment and RMB945,403,768 (US$148,354,481) finance lease receivables are pledged or collateralized for the VIE’s obligations. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Cash and cash equivalents	1,003,740,459	531,317,393	83,375,293
Other current assets	3,194,408,176	3,899,508,069	611,917,909

Total current assets	4,198,148,635	4,430,825,462	695,293,202

Finance lease receivables—non-current	1,454,499,864	1,029,262,174	161,513,695
Other non-current assets	1,754,832,407	2,272,293,047	356,572,364

Total non-current assets	3,209,332,271	3,301,555,221	518,086,059

Total assets	7,407,480,906	7,732,380,683	1,213,379,261

Short-term debts	355,816,940	579,776,131	90,979,527
Other current liabilities	2,088,849,541	2,561,535,815	401,960,866

Total current liabilities	2,444,666,481	3,141,311,946	492,940,393

Long-term debts	977,791,191	486,371,672	76,322,329
Other non-current liabilities	17,394,154	11,715,736	1,838,455

Total non-current liabilities	995,185,345	498,087,408	78,160,784

Total liabilities	3,439,851,826	3,639,399,354	571,101,177

The VIE’s net asset balance was RMB3,967,629,080 and RMB4,092,981,329 (US$642,278,086) as of December 31, 2020 and 2021.
The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income
 (loss):

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	1,440,068,825	2,052,431,752	3,921,688,104	615,398,441
Net income	353,558,726	399,366,632	37,717,411	5,918,685
The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	405,810,921	(626,884,394)	(374,886,851)	(58,827,928)
Net cash (used in) provided by investing activities	(782,481,722)	(81,038,760)	744,832,757	116,880,513
Net cash provided by (used in) financing activities	1,004,220,135	(71,082,260)	(554,832,190)	(87,065,278)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	(55,087)	(8,644)

F-1
5

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Consolidated trusts, asset-backed securities and asset backed note (“Trusts
,
ABSs and ABN”)
Since December 2017, the Company established several Trusts, ABSs and ABN to invest in automobile backed loans and consumer loans. The Company contributed capital to these Trusts and ABSs, determined the investment strategy, and is the sole beneficiary of these Trusts, ABSs and ABN.
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
As of December 31, 2021, all the Trusts, ABSs and ABN were matured and redeemed. The table sets forth the assets and liabilities of the consolidated Trusts and ABSs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Finance lease receivables – current	605,746,128	—	—
Other current assets	224,309	—	—

Total current assets	605,970,437	—	—

Finance lease receivable – non-current	101,206,823	—	—
Total non-current assets	101,206,823	—	—

Total assets	707,177,260	—	—

Long-term debts—current	401,761,874	—	—
Other current liabilities	59,187	—	—

Total current liabilities	401,821,061	—	—

Long-term borrowings	—	—	—

Total non-current liabilities	—	—	—

Total liabilities	401,821,061	—	—

F-1
6

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, standalone selling price of the loan facilitation and post-origination administrative services (“PAS”), allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, fair value of risk assurance liabilities, allowance for contract assets, share-based compensation, valuation allowance for deferred tax assets, assessment of recoverability of the Company’s property and equipment, intangible assets, uncertain tax positions, goodwill and fair value of investments among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Revenue recognition
The Company’s revenues are derived principally from 1) loan facilitation services and post-origination administrative services, 2) automobile trading income, 3) finance lease services, 4) after-market services facilitation services, and 5) other income.
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

F-1
7

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loan facilitation services and PAS
The Company entered into
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
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2019, 2020 and 2021 is RMB86,251,498, RMB73,775,464 and RMB41,561,564 (US$6,521,916), respectively.
The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive income
 (loss).
Automobile trading transaction
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

F-1
8

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

F-1
9

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill on December 31, 2021 was primarily related to the acquisition of Shanghai Chejia in 2018. In accordance with ASC 350,
Goodwill and Other Intangible Assets
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
Pursuant to ASC 350, the Company elected to perform a qualitative assessment for the reporting unit of Cango Inc. As of December 31, 2020 and 2021, the Company completed its annual impairment test for goodwill. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance of Cango Inc. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.
Cost of revenues
Cost of revenues consist primarily of cost of vehicles, commissions paid to car dealers who refer borrowers to the Company, employee compensation costs, leasing interest expense, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.
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
Monetary assets and liabilities denominated in currencies other than the functional currency are re-measured
into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss) during the period or year in which they occur.

F-
20

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Restricted cash
Restricted cash represents cash deposited with the respective financial institution customers as (i) general collaboration deposits, (ii) guarantee deposits for risk assured arrangements and (iii) collateral for notes payable.
Financial institutions make corresponding deductions from the guarantee deposits for risk assured arrangements, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.
The balance of restricted cash deposited as general collaboration deposits was RMB140,785,028 and RMB149,343,409 (US$23,435,240) as of December 31, 2020 and 2021, respectively. The balance of restricted cash deposited as guarantee deposits for risk assured arrangements was RMB747,207,120 and RMB974,336,804 (US$152,894,706) as of December 31, 2020 and 2021, respectively. The balance of restricted cash deposited as collateral for notes payable was RMB nil and RMB51,793,630 (US$8,127,551) as of December 31, 2020 and 2021, respectively.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recognized and carried at the original contract amount which will be invoiced, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and current economic trends. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Bad debts are written off after all collection efforts have been exhausted.
Contract Assets and Liabilities
Contract assets represents the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company assesses contract assets for impairment in accordance with ASC 310,
Receivables
.
Contract assets as of December 31, 2020 and 2021 was RMB645,992,745 and RMB1,325,397,497 (US$207,983,789), respectively. The remaining unsatisfied performance obligations as of December 31, 2020 and 2021, pertaining to post-origination services amounted to RMB38,381,520 and RMB5,461,882 (US$857,088), respectively.
Contract liabilities represents the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer and mainly consist of cash payment received in advance from customers of automobile trading transactions and PAS, which is included in “Accrued expenses and other current liabilities” and “Other non-current
liabilities” on consolidated balance sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB34.9 million and RMB89.3 million (US$14.1 million) for the years ended December 31, 2020 and 2021, respectively.

F-2
1

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
held-to-maturity
are classified as
available-for-sale
securities.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.
Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Interest income, realized and unrealized gains and losses from the short-term investments are recorded in “Interest income” and “Net gain (loss) on equity securities” respectively in the consolidated statements of comprehensive income (loss).
Derivative Instruments
In 2019, the Company entered into cross-currency interest rate swap contracts that allow the Company to buy US Dollars at a pre-determined
exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The cross-currency interest rate swap contracts matured in July 2020. In 2021, the Company entered into a cross-currency interest rate swap contract that allow the Company to buy HKD at a pre-determined
exchange rate and repay HKD borrowing with fixed interest rate on maturity date. The total notional amount of the outstanding cross-currency interest rate swap contract was RMB nil and RMB103.6 million (US$16.3 million) as of December 31, 2020 and 2021, respectively.
The Company accounts for the cross-currency interest rate swap contract in accordance with ASC 815,
Derivatives and hedging
. The cross-currency interest rate swap contract was measured at fair value and classified as accrued expenses and other current liabilities within the consolidated balance sheets. The Company estimates the fair value of the cross-currency interest rate swap contract at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other income in the consolidated statement of comprehensive income (loss) for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2019, 2020 and 2021, the unrealized losses recognized in the comprehensive income (loss) related to the cross-currency interest rate swap contract were
RMB3.3 million, RMB nil and RMB5.3 million (US$0.8 million), respectively.
The cross-currency interest rate swap contract may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Company did not pledge cash collateral for its cross-currency interest rate swap contract as of December 31, 2020 and 2021.

F-2
2

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Contingencies
(“ASC 450”). At inception, the Company recognizes the
non-contingent
aspect of the risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.
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
The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current
assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income
 (loss).
The Company derecognized financing receivables of RMB66,742,161 and RMB140,834,287 (US$22,099,973) for the
years
ended December 31, 2020 and 2021, respectively.
Repossessed assets are initially recognized at the fair value of the asset less estimated costs to sell. Any gain or loss from the disposal of the repossessed assets are recognized in the consolidated statements of comprehensive income
 (loss).
Finance lease receivables
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

F-2
3

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Nonaccrual policy
The Company does not accrue lease income or interest income on finance lease principals, short-term consumer financing receivables and financing receivables that are considered impaired or are more than 65 to 85 days past due depending on different funding partners. A corresponding allowance is determined under ASC
450-20
and allocated accordingly. Accrual of financing lease income and interest income are suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual
finance lease receivables, loans and financing receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.
Allowance for finance lease receivables
The allowance for finance lease receivables is calculated using the PD and LGD model based on pools of finance lease receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio. Allowance is calculated by multiplying the PD by LGD for each pool. The PD and LGD model take into consideration factors of historical delinquency migration to loss and loss given default. The Company adjusts the allowance that is determined by the PD and LGD model for various qualitative factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
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

F-2
4

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Intangible assets
Intangible assets that have definite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from
6-10
years. The weighted average amortization period for the computer software is 9.26 years and 9.11 years as of December 31, 2020 and 2021, respectively.
Intangible assets that have indefinite useful life primarily include a purchased Insurance Brokerage License as of December 31, 2021. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment immediately prior to the change in classification.
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
(“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350,
Intangibles – Goodwill and Other
(“ASC 350”). Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB66,584,898, RMB35,451,168 and RMB87,227,402 (US$13,687,883) for the years ended December 31, 2019, 2020 and 2021, respectively.
Value added taxes (“VAT”)
Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIE are all general VAT taxpayers, except for Shanghai Wangtian Investment Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. Shanghai Cango Network Technology Co., Ltd. (“Network Technology”) and Shanghai Cango Electronic Technology Co., Ltd. (“Electronic Technology”) ’s applicable tax rate is 16% and 6% before April 1, 2019 and 13% and 6% after April 1, 2019, respectively. VAT is reported as a deduction to revenue when incurred and amounted to RMB130,059,457, RMB207,266,214 and RMB478,981,515 (US$75,162,652) for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

F-2
5

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2019, 2020 and 2021, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.
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
Comprehensive income (loss)
Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income (loss) includes net income, foreign currency translation adjustments and unrealized (losses) gains on available-for-sale
securities and is presented in the consolidated statements of comprehensive income (loss).
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

F-2
6

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

Fair value measurements-continued

Financial assets and liabilities of the Company primarily
consist
of cash and cash
equivalents
, restricted cash, short-term investment, finance lease receivables, financing receivables, short-term consumer financing receivables, other current assets, short-term and long-term debts, derivative financial liability, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for short-term investment, derivative financial liability, non-current
portion of restricted cash,
non-current
finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security was valued based on broker quotes. The derivative financial liability was valued based on inputs derived from or corroborated by observable market data. The carrying amount of non-current
portion of restricted cash,
non-current
finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

F-2
7

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December 3
0
, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Impact of
COVID-19
In December 2019, the
COVID-19
pandemic began to impact the population in China and since January 2020, the
COVID-19
pandemic has spread around the world. The continued spread of
COVID-19,
despite progress in vaccination efforts, has negatively impacted our business and results of operations. In addition,
COVID-19
has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions, social distancing and business shutdowns. The extent to which such measures are removed or new measures are put in place will depend upon how the pandemic evolves, as well as the distribution of available vaccines, the rates at which they are administered and the emergence of new variants of the virus. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring many employees to work remotely. We have suspended or limited non-essential
travel worldwide for our employees and are discouraging employee attendance at other gatherings. These measures could negatively affect our business. For instance, temporarily requiring all employees to work remotely may induce absenteeism or employee turnover, disrupt our operations or increase the risk of a cybersecurity incident.
COVID-19
has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our business, results of operations, and financial condition. the
COVID-19
pandemic severely disrupted the domestic automotive industry. The Company’s loan facilitated income and other related income declined while the M1+ and M3+ overdue ratio rose compared to the prior period.
The extent to which the
COVID-19
pandemic may continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the severity of
COVID-19,
including the continued emergence of new variants, developments or perceptions regarding the safety of vaccines, or any additional preventative and protective actions taken to contain the pandemic or treat its impact, particularly in China where we or our third-party contractors and collaborators operate. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions and any new wave of
COVID-19
cases could have a widespread impact on our business and results of operations depending on where infection rates are the highest. Almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the revenue recognition, allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables and fair value of risk assurance liabilities, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

F-2
8

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
The Company manages credit risk of accounts receivable, financing receivables and finance lease receivables through ongoing monitoring of the outstanding balances.
Concentration of customers
Approximately provision of services to two financial institutions which individually contributed to over 10% revenue derive 39.1% and 36.5% for the years ended December 31, 2019 and 2020, and to one financial institution derives 16.8% of revenue for the year ended December 31, 2021, respectively.
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
Business and economic risk
The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and the Company’s ability to attract employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.
Comparative Information
Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

F-2
9

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
No. 2020-05,
Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities
, which defers the effective date of lease of the Company to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be permitted. The Company will use by modified retrospective method and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease
components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.
Right-of-use
assets and lease liabilities will be recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of approximate RMB 97 million (US$15 million)
right-of-use
assets and RMB 94 million (US$15 million) lease liabilities on the Company’s balance sheet for certain in-scope
operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income
(loss)
as a result of adopting the new standard.
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

F-
30

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
In October 2021, the FASB issued ASU
No. 2021-10,
Disclosures by Business Entities about Government Assistance (Topic 832). The amendments in this Update increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance in generally accepted accounting principles (GAAP). Requiring disclosures about government assistance in the notes to financial statements will provide comparable and transparent information to investors and other financial statement users to enable them to understand an entity’s financial results and prospects for future cash flows. The amendments in this Update apply to business entities (all entities except for not-for-profit
entities within the scope of
Not-for-Profit
Entities (Topic 958), and employee benefit plans within the scope of Plan Accounting—Defined Benefit Pension Plans (Topic 960), Plan Accounting—Defined Contribution Pension Plans (Topic 962), and Plan Accounting—Health and Welfare Benefit Plans (Topic 965)) that account for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance. The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy:

1)	Information about the nature of the transactions and the related accounting policy used to account for the transactions

2)	The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item

3)	Significant terms and conditions of the transactions, including commitments and contingencies
The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. An entity should apply the amendments in this Update either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company’s financial position, results of operations and cash flows.

F-3
1

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	SHORT-TERM INVESTMENTS
As of December 31, 2021, short-term investments include as follows: (a) wealth management products mainly issued by Industrial Bank Co., Ltd., which are redeemable by the Company at any time; (b) time deposit mainly in Bank of Shanghai (Hong Kong) Limited and Bank of Shanghai Co., Ltd. ranging from three months to one year; and (c) investment in Li Auto.
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

	As of December 31,
	2020	2021
	RMB	RMB	US$

Debt securities:
Held-to-maturity time deposit	584,229,003	1,803,362,875	282,986,987
Equity securities:
Marketable wealth management products	71,584,410	330,857,592	51,918,777
Marketable investment in Li Auto	3,686,543,199	464,715,237	72,923,961

Total short-term investments	4,342,356,612	2,598,935,704	407,829,725

The gross unrecognized holding gain or loss on the held-to-maturity time deposit was RMB nil and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, interest income related to debt securities was RMB51,574,467, RMB34,901,335 and RMB26,373,471 (US$4,138,573), respectively.
Changes in fair value due to the fluctuation of the share price are recognized in net gain (loss) on equity securities while changes in fair value due to the fluctuation of the foreign exchange rate are recognized in other comprehensive income (loss).

4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	141,594,170	223,544,396	35,078,994
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	141,594,170	223,544,396	35,078,994

No amounts have been written off during the years ended December 31, 2019, 2020 and 2021, respectively.

5.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows:

	As of December 31,
	RMB	US$

Balance at December 31, 2019	145,063,857	20,837,119

Balance at December 31, 2020	145,063,857	22,232,009

Goodwill acquired	3,594,114	563,995

Balance at December 31, 2021	148,657,971	23,327,680

F-3
2

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	FINANCE LEASE RECEIVABLES, NET

6.1	Finance lease receivables consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Finance lease receivables	3,848,670,074	2,716,511,586	426,279,946
Add: unamortized initial direct costs	390,796	388,585	60,977
Less: unearned income	(335,437,061)	(241,256,613)	(37,858,426)
Less: allowance for finance lease receivables—collective	(23,726,420)	(32,216,759)	(5,055,513)

Total finance lease receivables, net	3,489,897,389	2,443,426,799	383,426,984

Finance lease receivables—current	2,035,397,525	1,414,164,625	221,913,289
Finance lease receivables—non-current	1,454,499,864	1,029,262,174	161,513,695

6.2	The following table presents the future minimum lease payments to be received:

	2022	2023	2024	2025	2026	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	1,519,798,191	896,477,696	249,411,737	33,033,582	17,790,380	2,716,511,586

	US$	US$	US$	US$	US$	US$
Finance lease receivables	238,489,500	140,676,913	39,138,144	5,183,690	2,791,699	426,279,946

6.3	The following table presents the aging of finance lease receivables principal as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	3,423,777,666	2,366,189,534	371,306,770
1-30 days past due	68,919,540	90,969,086	14,275,035
31-60 days past due	7,515,295	6,290,856	987,173
61-90 days past due	5,260,689	3,656,847	573,839
91-120 days past due	3,678,200	3,868,995	607,130
121-150 days past due	2,570,865	2,201,790	345,509
151-180 days past due	1,901,554	2,466,450	387,041

	3,513,623,809	2,475,643,558	388,482,497

6.4	Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at the beginning of the year	19,088,837	23,726,420	3,723,193
Additions	36,282,049	25,839,117	4,054,721
Charge-offs	(31,644,466)	(17,348,778)	(2,722,401)

Balance at the end of the year	23,726,420	32,216,759	5,055,513

F-3
3

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Prepayments for vehicles	403,116,119	712,544,814	111,813,830
Vehicles and telematics devices	54,725,824	131,722,840	20,670,188
Deposits held by third-parties	18,171,682	48,176,225	7,559,901
Other receivables from third parties	10,461,282	33,092,696	5,192,966
Accrued input value-added tax	26,623,275	22,922,301	3,597,009
Prepaid expenses	14,331,513	9,977,021	1,565,612
Interest receivables	4,889,508	5,655,031	887,398
Loan to suppliers	1,573,800	—	—
Others	24,467,956	18,857,709	2,959,187

	558,360,959	982,948,637	154,246,091

8.	INTANGIBLE ASSETS
Intangible assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Finite-lived intangible asset:
Software	4,164,764	5,796,893	909,659
Less: Accumulated amortization	(2,368,396)	(2,956,852)	(463,995)

Total finite-lived intangible asset	1,796,368	2,840,041	445,664

Indefinite-lived intangible asset:
License*	43,091,503	43,091,503	6,761,998

Total infinite-lived intangible asset	43,091,503	43,091,503	6,761,998

	44,887,871	45,931,544	7,207,662

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2019, 2020 and 2021 were RMB496,072, RMB393,547 and RMB588,456 (US$92,342), respectively.
The estimated useful life of the intangible assets are
6-10
years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2022	2023	2024	2025	2026
	RMB	RMB	RMB	RMB	RMB
Software	638,471	335,489	329,697	328,671	270,141

	US$	US$	US$	US$	US$
Software	100,190	52,646	51,737	51,576	42,391

*
The Company acquired Fushun Insurance Brokerage Co., Ltd in 2019. The acquisition met the “substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets” criteria and is not considered a business combination in accordance with ASC Topic 805.

F-3
4

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	SHORT-TERM AND LONG-TERM DEBTS
Short-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2020
			RMB
Short-term borrowings	3.40%-6.80%	1-12 months	355,816,940

Name	Fixed annual rate (%)	Term	As of December 31, 2021
			RMB	US$
Short-term borrowings	3.75%-6.5%	1-12 months	579,776,131	90,979,527
Long-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2020
			RMB
Securitization debt payables (i)	4.73%-6.00%	18-20 months	401,761,874
Co-financing debt payables (ii)	5.50%-6.60%	24- 36 months	1,697,757,491
Long-term borrowings	4.75%-6.00%	36 months	107,055,556

			2,206,574,921

Name	Fixed annual rate (%)	Term	As of December 31, 2021
			RMB	US$
Co-financing debt payables (ii)	5.50%-6.60%	24-36 months	954,444,171	149,773,118
Long-term borrowings	4.45%-6.00%	15- 36 months	469,941,863	73,744,133

			1,424,386,034	223,517,251

(i)
In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. The Company periodically securitizes its finance lease receivables through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors and the company held all subordinated tranches. However, in accordance with ASC 860
Transfers and Servicing the finance leases
(“ASC 860”), the finance lease receivables are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and accounts for the proceeds from the transfer as a secured borrowing with pledge of collateral. As of December 31, 2020 and 2021, balance of securitization debt payables amounting to RMB401,761,874 and RMB nil (US$ nil) are derived from such finance lease transfer.

(ii)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.
Financing lease receivables amounting to
RMB1,083,014,892 were collateralized for
a majority of
 short-term borrowings and
securitization
debt payables as of December 31, 2020, and RMB945,403,768 (US$148,354,481) were collateralized for a majority of
 short-term borrowings and long-term borrowings as of December 31, 2021.
The weighted average interest rate for the outstanding debts was approximately 5.92% and 5.72% as of December 31, 2020 and 2021.
 The aggregate amounts of unused lines of credit for short-term borrowings w
e
re
 RMB705
million
and RMB615

million
(US$96
 million
)
, and for long-term borrowings w
e
re
 RMB193
 million
 and RMB1,012
 million
(US$159
 million
) as of December

31, 2020 and 2021, respectively.
The following table sets forth the contractual obligations of long-term debts—non-current
which has not included impact of discount of time value as of December 31, 2020 and 2021:

	Payment due by period
	Less than 1 year	1 - 2 years	2 -3 years	Total
As of December 31, 2020 (RMB)
Long-term debts – non-current	62,363,881	663,503,529	368,390,299	1,094,257,709
As of December 31, 2021 (RMB)
Long-term debts – non-current	29,956,101	490,167,979	24,730,673	544,854,753
As of December 31, 2021 (US$)
Long-term debts – non-current	4,700,766	76,918,052	3,880,782	85,499,600

F-3
5

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2020	2021
	Notes	RMB	RMB	US$
Short-term contract liability		113,860,926	325,857,410	51,134,138
Notes Payable	i	—	123,803,438	19,427,461
Customer advances	ii	23,032,980	77,811,758	12,210,363
Payable to dealers		37,610,651	50,680,407	7,952,862
Payable to employees		66,058,774	34,285,667	5,380,169
Deposit due to third-parties		19,105,683	18,891,289	2,964,455
Other tax payables		26,851,725	16,494,783	2,588,391
Accrued professional service fees		4,630,000	8,697,657	1,364,852
Derivative financial liability		—	5,346,389	838,965
Payable to suppliers		5,090,553	4,003,912	628,301
Interest payable		1,237,131	2,667,405	418,574
Others		27,255,779	50,495,262	7,923,811

		324,734,202	719,035,377	112,832,342

(i)
In the ordinary course of business, the Company uses
non-interest
bearing bank acceptance drafts to settle payment with the automobile suppliers. The balance of restricted cash deposited as collateral for such notes payable was RMB nil and RMB51,793,630 (US$8,127,551) as of December 31, 2020 and 2021
, respectively
.
 The aggregate
 amoun
ts of unused
 lines of cred
it fo
r notes payable was
 RMB38 million and RM
B921 millio
n
(US$
145 million)
 as
of December 31, 2020 and 2021, respectively.

(ii)	Customer advances relate to automobile customer’s deposit balances that are paid before a purchase contract is executed .

11.	RISK ASSURANCE LIABILITIES
The movement of risk assurance liabilities during the years ended December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at the beginning of the year	259,952,473	460,829,299	72,314,173
Fair value of risk assurance liabilities upon the inception of new loans	348,921,174	443,831,604	69,646,863
Performed risk assurance liabilities	(150,312,528)	(403,388,438)	(63,300,448)
Net loss on risk assurance liabilities	2,268,180	197,750,449	31,031,361

Balance at the end of the year	460,829,299	699,022,914	109,691,949

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB14,540,230,427 and RMB31,335,737,264 (US$4,917,260,971) as of December 31, 2020 and 2021, respectively. The Company changed provisions of risk assurance with certain financial institution in 2021. The term of the risk assurance obligation ranges from 12 months to 60 months, as of December 31, 2020 and 2021.

F-3
6

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	COST OF REVENUE
Cost of revenue consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of vehicle	11,176,116	619,227,148	2,210,715,054	346,909,433
Commission to car dealerships	158,100,562	117,985,878	375,702,902	58,955,984
Leasing interest expense	116,965,519	132,322,922	119,692,726	18,782,401
Staff cost	72,999,170	73,975,397	105,771,335	16,597,831
Staff incentive	98,173,090	84,046,881	61,894,967	9,712,671
Others	81,852,960	70,562,523	84,232,888	13,217,977

	539,267,417	1,098,120,749	2,958,009,872	464,176,297

13.	NET GAIN (LOSS) ON EQUITY SECURITIES, NET
Net gain (loss) on equity securities consists of the
following
:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Unrealized gain on equity securities still held at the reporting date	41,581,818	3,315,475,734	45,804,034	7,187,652
Net gain ( loss ) on equity securities sold during the period	44,430,100	37,905,479	(58,795,556)	(9,226,306)

	86,011,918	3,353,381,213	(12,991,522)	(2,038,654)

14.	OTHER INCOME, NET
Other income consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Government subsidy	36,769,550	35,888,591	35,384,908	5,552,664
Others	4,530,914	13,250,746	6,526,681	1,024,179

	41,300,464	49,139,337	41,911,589	6,576,843

F-3
7

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
In accordance with EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant criteria before being granted the preferential rate. Upon expiration of the certificate, an entity can further re-apply
for the preferential rate. One of the PRC subsidiaries, Shanghai Cango Investment and Management Consultation Service Co., Ltd., was granted HNTE certificate on April 2019 for the years ended December 31, 2018, 2019 and 2020. Another PRC subsidiary, Fushun Insurance Brokerage Co. Ltd., was granted HNTE certificate on March 2021 for the years ended December 31, 2020, 2021 and 2022. The impact of the concessionary rate on the group’s effective tax rate reconciliation is noted in the section below.
Under the current EIT Law, capital gains derived from PRC are subject to a 10% PRC withholding tax.

Under the current EIT Law, dividends for earnings paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Capital gains derived from PRC are also subject to a 10% PRC withholding tax.
The Company’s profit (loss) before income taxes consists of:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cayman Islands	(5,359,465)	3,309,525,351	(37,599,025)	(5,900,107)
Hong Kong	18,479,616	(14,414,430)	(14,883,394)	(2,335,529)
China	474,699,082	448,162,790	64,790,713	10,167,077

Total profit before income taxes	487,819,233	3,743,273,711	12,308,294	1,931,441

F-3
8

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	INCOME TAXES - CONTINUED

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax expense	91,994,704	121,701,686	603,765,914	94,744,047
Deferred income tax (benefit) expense	(9,034,211)	248,151,964	(582,913,268)	(91,471,812)

Total income tax expense	82,960,493	369,853,650	20,852,646	3,272,235

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	223,500,138	276,221,432	43,345,170
Provision for credit losses	55,584,637	194,973,439	30,595,587
Contract assets	—	7,495,619	1,176,226
Customer advances	5,687,968	5,552,404	871,293
Donation	125,000	—	—
Fair value change on derivative instruments	—	1,336,597	209,741
Net operating loss carry-forward	65,558,135	16,959,870	2,661,374
Less: valuation allowance	(7,148,961)	(16,959,870)	(2,661,374)

Non-current deferred tax assets, net	343,306,917	485,579,491	76,198,017

Non-current deferred tax liabilities
Acquisition of insurance brokerage license	(10,724,126)	(10,724,126)	(1,682,849)
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,727,573)
Contract assets	(162,308,288)	—	—
Withholding tax	(319,079,320)	(40,746,914)	(6,394,080)

Non-current deferred tax liabilities	(503,120,864)	(62,480,170)	(9,804,502)

F-3
9

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	INCOME TAXES - CONTINUED

The Company had deferred tax assets related to net operating loss carry forwards of RMB67,839,480 (US$10,645,496) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2022 to 2031 if not utilized, respectively.
The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits in the near future as of December 31, 2020 and 2021. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Income before provision of income tax	487,819,233	3,743,273,711	12,308,294	1,931,441
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	121,954,808	935,818,428	3,077,074	482,860
Tax rate differential	(36,157,163)	(852,831,321)	5,070,813	795,721
Over-accrued EIT for previous years	(39,664,283)	—	—	—
Impact of tax rate change	36,367,754	(35,511,678)	—	—
Utilization of net operating loss carry-forward	(9,708,887)	—	—	—
Non-deductible expenses	22,277,780	19,219,052	19,443,641	3,051,132
Research and development super-deduction	(9,961,515)	(10,970,775)	(10,177,551)	(1,597,080)
Non-taxable income	(3,587,542)	(982,266)	—	—
Change in valuation allowance	1,439,541	(2,412,144)	9,894,006	1,552,585
Withholding tax	—	317,524,354	(6,455,337)	(1,012,983)

Income tax expenses	82,960,493	369,853,650	20,852,646	3,272,235

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. As of December 31, 2020 and 2021, the cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB1,550 million and RMB1,951 million (US$306 million). Upon repatriation of the foreign subsidiaries and the VIE’s earnings, in the form of dividends or otherwise, the Company would be subject to withholding income tax.
Unrecognized Tax Benefit
As of December 31, 2020 and 2021, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2016 through 2021 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

F-
40

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
Basic EPS:	2019		2020		2021
	Class A Ordinary	Class B Ordinary	Class A	Class B
	Shares	Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income (loss) attributable to Cango Inc’s shareholders	289,646,757	101,267,135	2,513,009,017	856,508,830	(6,374,737)	(1,000,334)	(2,169,615)	(340,460)

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	224.07	78.34	224.10	76.38	216.28	216.28	73.61	73.61

Basic EPS	1.29	1.29	11.21	11.21	(0.03)	(0.00)	(0.03)	(0.00)

F-4
1

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	EARNINGS PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2019		2020		2021
	Class A	Class B	Class A	Class B
	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders	289,937,256	100,976,636	2,522,647,912	846,869,935	(6,374,737)	(1,000,334)	(2,169,615)	(340,460)
Reallocation of net income as a result of conversion of Class B to Class A shares	100,976,636	—	846,869,935	—	(2,169,615)	(340,460)	—	—

Net income (loss) attributable to ordinary shareholders for diluted EPS	390,913,892	100,976,636	3,369,517,847	846,869,935	(8,544,352)	(1,340,794)	(2,169,615)	(340,460)

Denominator: (millions of shares)
Number of shares used for basic EPS computation	224.07	78.34	224.10	76.38	216.28	216.28	73.61	73.61
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	78.34	—	76.38	—	73.61	73.61	—	—
Adjustments for dilutive share options	0.87	—	3.42	—	—	—	—	—

Number of shares used for diluted EPS computation	303.28	78.34	303.90	76.38	289.89	289.89	73.61	73.61

Diluted EPS	1.29	1.29	11.09	11.09	(0.03)	(0.00)	(0.03)	(0.00)

Earnings per share – ADS:
Denominator used for earnings per ADS – basic	112.04		112.05		108.14	108.14
Denominator used for earnings per ADS – diluted	151.64		151.95		144.95	144.95
Earnings per ADS – basic	2.59		22.43		(0.06)	(0.01)
Earnings per ADS – diluted	2.58		22.18		(0.06)	(0.01)

F-4
2

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures short-term investment, equity investments with readily determinable fair value and derivatives instruments on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market. The fair value of wealth management products is measured based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions. The fair value of derivative financial liability is measured base on inputs derived from or corroborated by observable market data. In 2021, upon the completion of Li Auto IPO, the fair value of the Company’s investment in the equity security of publicly listed company is measured using quoted market prices.
The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2020 and 2021.
The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2020:

As of December 31, 2020
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	3,686,543,199	655,813,413	—	4,342,356,612

F-4
3

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	FAIR VALUE MEASUREMENTS – CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2021:

	As of December 31, 2021
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	464,715,237	2,134,220,467	—	2,598,935,704
Liability:
Derivative financial liability	—	5,346,389	—	5,346,389

	As of December 31, 2021
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	72,923,961	334,905,764	—	407,829,725
Liability:
Derivative financial liability	—	838,965	—	838,965

F-4
4

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3). In May 2021, the Company granted another 8,454,422 options (Batch 4).
On March 11, 2021, the Company’s Board of Directors approved a special cash dividend of US$0.50 per share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB955.4 million (US$147.1 million) was paid to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). According to the terms of the ESOP, in the event of the Company distributing cash dividend other than normal cash dividends to its shareholders which affects the price of ordinary shares, an adjustment is required for all outstanding options under the ESOP to reflect such change with respect to exercise price per share. The exercise price of all unexercised options of the ESOP was adjusted from US$1.7951 per share to US$1.2951 per share from March 22, 2021.
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
The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of May 25, 2018,	As of February 15, 2019,	As of October 15, 2020,	As of May 1, 2021,
	(date of inception)	(date of inception)	(date of inception)	(date of inception)
	Batch 1	Batch 2	Batch 3	Batch 4
Risk-free interest rate (%)	2.93	2.66	0.74	0.74
Volatility (%)	38.70	38.70	37.60	38.00
Expected exercise multiple	2.80	2.30	2.30	2.30
Dividend yield	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951	1.2951
Fair value of ordinary shares (RMB)	37.82	26.80	19.03	21.72
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB82,265,991, RMB78,754,828 and RMB87,634,835 (US$13,751,819) for the years ended December 31, 2019, 2020 and 2021, respectively.

F-4
5

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION - CONTINUED

A summary of option activity under the ESOP is as follows:

		Weighted
	Number of	average exercise	Weighted average	Aggregate Intrinsic
	options	price	Grant date fair value	Value
		RMB	RMB	RMB
Balance, May 25, 2018 (date of inception)	—	—	—	—

Granted	5,569,105	12	38

Balance, December 31, 2018	5,569,105	12	38	83,277,751

Granted	5,569,105	12	27
Exercised	—	—	—
Forfeited	(311,213)	—	34

Balance, December 31, 2019	10,826,997	12	32	209,536,040

Granted	8,353,658	12	19
Exercised	(600,014)	12	38
Forfeited	(69,914)	12	24

Balance, December 31, 2020	18,510,727	12	26	205,922,073

Granted	8,454,422	8	22
Exercised	(737,228)	11	30
Forfeited	(281,151)	9	22

Balance, December 31, 2021	25,946,770	8	25	45,454,271

Vested or expected to vest at December 31, 2021	24,030,153	8	26

Exercisable at December 31, 2021	4,816,748	8	33

As of December 31, 2021, total unrecognized compensation expense relating to unvested options of Batch 1, Batch 2, Batch 3 and Batch 4 was RMB3,184,010 (US$499,641), RMB6,520,703 (US$1,023,241), RMB37,324,385 (US$5,857,010) and RMB79,987,684 (US$12,551,813), respectively. The expense of Batch 1, Batch 2, Batch 3 and Batch 4 is expected to be recognized over a weighted-average period of 0.40 years, 1.00 years, 1.75 years and 2.16 years, respectively, and a weighted average remaining contractual term of Batch 1, Batch 2, Batch 3 and Batch 4 is 6.40 years, 7.13 years, 8.79 years and 9.34 years, respectively.
The total intrinsic value of options exercised during the years ended December 31, 2021, 2020, and 2019, were
$5.4 million, $3.5 million, and nil, respectively.
Cash received from option exercise under all share-based payment for the years
ended December 31, 2021, 2020 and 2019, was RMB8,236,613 (US$1,292,504), RMB6,693,715 and nil, respectively.
For the years ended December 31, 2019, 2020 and 2021, the Company allocated share-based compensation expense as follows:

	For the year s ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenue	3,372,908	3,075,317	4,927,484	773,230
Sales and marketing	17,522,654	16,003,486	15,311,101	2,402,646
General and administrative	57,092,589	55,590,630	63,035,444	9,891,637
Research and development	4,277,840	4,085,395	4,360,806	684,306

	82,265,991	78,754,828	87,634,835	13,751,819

F-4
6

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to decorate its head office. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB376,160 (US$59,028 ) as of December 31, 2021. Almost all of the commitments relating to the network infrastructure and office decoration are to be fulfilled within one year.
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
Future minimum payments under
non-cancelable
operating leases for office rental consist of the following as of December 31, 2021:

	RMB	US$
Year ending December 31:
2022	15,710,485	2,465,318
2023	14,124,342	2,216,417
2024	13,873,588	2,177,069
2025	13,459,582	2,112,102
2026	13,459,582	2,112,102
2027 and after	48,629,836	7,631,082

Total	119,257,415	18,714,090

Legal contingencies
The Company is not currently involved in any legal proceedings which could result in material loss contingencies.
Risk assurance contingencies
The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 11.

F-4
7

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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
On April 27, 2021, 2,000,000 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.
As of December 31, 2021, there were 229,831,213 and 72,978,677 Class A and Class B ordinary shares issued, 206,506,455 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

F-4
8

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	TREASURY SHARES
On June 5, 2019, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program 2019”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time. On July 19, 2019, the Company repurchased an aggregate of 431,556 ADSs, representing 863,112 Class A ordinary shares under the Share Repurchase Program 2019, at an average price of $6.95 per ADS, for US$2,999,314 (RMB20,638,881).
On May 29, 2020, the Company entered ADS Repurchase Agreements with Minghuai L.P., Xiehuai L.P. and Haitong International Investment Holding Limited which repurchased an aggregate of 1,398,516 ADSs, under Share Repurchase Program 2019, representing 2,797,032 Class A ordinary shares, at an average price of $5.00 per ADS, for US$6,992,580 (RMB49,219,318) in 2020.
On March 2, 2021 and August 19, 2021, the Board of Directors of the Company authorized two share repurchase program (“Share Repurchase Programs 2021”), respectively, pursuant to which the Company may repurchase up to total US$100 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from the effective date (the “Effective Date”) of the share repurchase programs.
On March 15, 2021, the Company entered ADS Repurchase Agreements with Xiehuai L.P. which repurchased an aggregate of 3,000,000 ADSs, under Share Repurchases Programs 2021, representing 6,000,000 Class A ordinary shares, at an average price of $9.45 per ADS, for US$28,350,000 (RMB184,728,600).
Under Share Repurchase Programs 2021, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In 2021, the Company repurchased an aggregate of 7,500,928 ADSs, representing 15,001,856 Class A ordinary shares under the Share Repurchase Programs 2021, at an average price of $5.33 per ADS, for US$39,952,104 (RMB259,672,572).
As of December 31, 2021, the Company repurchased an aggregate of 12,331,000 ADSs, representing 24,662,000 Class A ordinary shares under the Share Repurchase Program 2019 and Share Repurchase Programs 2021, at an average price of $6.35 per ADS, for US$78,293,998 (RMB514,259,371). As of December 31, 2021,
1,337,242
shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 23,324,758 Class A ordinary shares, at an average price of $6.35 per ADS, for US$74,111,604 (RMB485,263,213). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2021.

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
Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB6,259 million and RMB6,301 million (US$989 million) as of December 31, 2020 and 2021, respectively.

F-4
9

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	SUBSEQUENT EVENTS
As of January 2022, Cango has sold all of its equity interest in Li Auto. The Company has sold an aggregate of 2,271,774 ADS of Li Auto at an average price of $31.09 per ADS for US$70,620,565 (RMB449,170,972), net of commission and related service fee.
Pursuant to the Share Repurchase Program 2021 authorized on August 19, 2021, the Company had repurchased 1,503,645 ADSs from the open market with cash in the aggregate amount of approximately US$4 million up during the period from January 1, 2022 to April 21, 2022.
On April 22, 2022, the Board of Directors of the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two fully paid Class A ordinary shares, and/or (ii) fully paid Class A ordinary shares over the next 12 months starting from April 25, 2022 through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination of the foregoing.
On April 22, 2022, the Board of Directors of the Company approved an interim special cash dividend of US$0.5 per ordinary share of the Company (or US$1 per ADS of the Company) to holders of the Company’s Class A ordinary shares and Class B ordinary shares as of the close of business of May 25, 2022 (Eastern Time).
On April 22, 2022, the Board of Directors of the Company authorized the grant of (i) an option to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, and (ii) an option to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin. These share options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding the Company’s profitable investment in Li Auto. The share options shall vest immediately upon grant and have an exercise price of US$1.2951 per Class A ordinary share.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	114,892,815	857,888,496	134,621,425
Short-term investments	4,045,157,224	1,679,107,862	263,488,664
Short-term amounts due from related parties	619,608,050	738,960,885	115,959,088
Other current assets	3,578,607	1,964,886	308,333

Total Current assets	4,783,236,696	3,277,922,129	514,377,510

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	3,596,657,570	3,717,140,362	583,300,439

Total non-current assets	3,596,657,570	3,717,140,362	583,300,439

Total assets	8,379,894,266	6,995,062,491	1,097,677,949

LIABILITIES
Current liabilities
Other current liabilities	4,685,129	4,495,670	705,469

Total current liabilities	4,685,129	4,495,670	705,469

Total liabilities	4,685,129	4,495,670	705,469

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2020 and 2021, respectively; 227,831,213 shares issued and 224,771,083 shares outstanding as of December 31, 2020; 229,831,213 shares issued and 206,506,455 shares outstanding as of December 31, 2021)	154,483	154,483	24,242
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2020 and 2021, respectively; 74,978,677 shares issued and outstanding as of December 31, 2020; 72,978,677 shares issued and outstanding as of December 31, 2021)	49,777	49,777	7,811
Treasury shares	(56,419,225)	(485,263,213)	(76,148,387)
Additional paid-in capital	4,591,455,557	4,671,769,821	733,102,630
Accumulated other comprehensive loss	(115,386,427)	(187,517,110)	(29,425,526)
Retained earnings	3,955,354,972	2,991,373,063	469,411,710

Total shareholders’ equity	8,375,209,137	6,990,566,821	1,096,972,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,379,894,266	6,995,062,491	1,097,677,949

F-
51

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
General and administrative	(10,164,242)	(11,854,536)	(10,079,685)	(1,581,723)
Interest Income	4,831,112	1,889,711	4,440,117	696,751
Foreign exchange loss	(26,334)	(706,543)	(390,858)	(61,334)
Net gain (loss) on equity securities	—	3,315,475,734	(27,278,116)	(4,280,532)
Income from equity method investments	396,273,356	59,992,497	29,054,673	4,559,312
Other income	—	4,725,168	1,928,027	302,550
Other expense	—	(4,184)	(6,218,510)	(975,818)

Net income (loss) before income taxes	390,913,892	3,369,517,847	(8,544,352)	(1,340,794)

Income tax expense	—	—	—	—
Net income (loss)	390,913,892	3,369,517,847	(8,544,352)	(1,340,794)

Other comprehensive income (loss), net of tax	9,977,742	(234,817,165)	(72,130,683)	(11,318,878)

Total comprehensive income (loss), net of tax	400,891,634	3,134,700,682	(80,675,035)	(12,659,672)

Condensed statements of cash flows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net income (loss)	390,913,892	3,369,517,847	(8,544,352)	(1,340,794)
Net gain (loss) on equity securities	—	(3,315,475,734)	27,278,116	4,280,532
Share of profit in subsidiaries, VIE and VIE’s subsidiaries	(396,273,356)	(59,992,497)	(29,054,673)	(4,559,312)

Changes in operating assets and liabilities:
Net cash used in operating activities	(2,989,082)	(13,000,544)	(10,185,710)	(1,598,361)
Net cash (used in) provided by investing activities	(604,084,150)	456,658,680	2,150,227,042	337,417,544
Net cash used in financing activities	(274,666,096)	(310,709,163)	(1,391,602,116)	(218,372,739)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	12,397,093	(19,238,574)	(5,443,535)	(854,209)
Net (decrease) increase in cash and cash equivalents and restricted cash	(869,342,235)	113,710,399	742,995,681	116,592,235

Cash and cash equivalents and restricted cash at beginning of the year	870,524,651	1,182,416	114,892,815	18,029,190

Cash and cash equivalents and restricted cash at end of the year	1,182,416	114,892,815	857,888,496	134,621,425

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
(“ASC 323”). Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE’s and their respective profit or loss as “Equity in profits of subsidiaries and VIE’s on the condensed statements of comprehensive income (loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-5
2