Form 20-F
period 2022-12-31
Cango Inc.
filed 2023-04-26
CIK 1725123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
196,605,493 Class A ordinary shares were outstanding as of December 31, 2022
72,978,677 Class B ordinary shares were outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•	“consolidated affiliate” are to a subsidiary of the Group’s consolidated VIEs, namely Shanghai Cango and Shanghai Yungu;

•	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;

•	“Didi Chuxing” are to DiDi Global Inc., a company organized under the laws of the Cayman Islands, and its affiliates;

•	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;

•	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;

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

•

“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and one of the Group’s consolidated VIEs; the Group primarily conducts its operations through the consolidated VIEs and their respective subsidiaries;

•

“Shanghai Chejia” are to Shanghai Chejia Financing Lease Co., Ltd. (formerly translated as “Shanghai Autohome Financing Lease Co., Ltd.”), a company organized under the law of the PRC and the Group’s consolidated affiliate;

•	“Shanghai Yungu” are to Shanghai Yungu Haoche Electronic Technology Co., Ltd, a company organized under the law of the PRC and one of the Group’s consolidated VIEs;

•	“the Group” are to Cango Inc., Shanghai Cango, Shanghai Yungu and their respective subsidiaries;

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

•

“we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, as the context requires; Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with the consolidated VIEs based in China, namely Shanghai Cango and Shanghai Yungu, and the respective subsidiaries of Shanghai Cango and Shanghai Yungu;

•	“WeBank” are to Shenzhen Qianhai WeBank Co., Ltd., a limited liability company established under the laws of the PRC; and

•	“WP Fintech” are to Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company and one of our principal shareholders.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 14, 2023, the noon buying rate for Renminbi was RMB6.8690 to US$1.00.

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

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Our Corporate Structure

Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with operations mainly conducted through Shanghai Cango and Shanghai Yungu, or the consolidated VIEs, and their subsidiaries. As we engage in value-added telecommunications services, or VATS, namely value-added online services for platform participants, we currently conduct business operations in China through the consolidated VIEs, and rely on contractual arrangements among Can Gu Long, the consolidated VIEs and their shareholders to control the business operation of the consolidated VIEs. Investors in our ADSs do not hold equity interest in the Group’s operating entities in China, but instead hold an equity interest in Cango Inc., a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, “the Group” refers to Cango Inc., Shanghai Cango, Shanghai Yungu and their respective subsidiaries, and “consolidated affiliate” refers to a subsidiary of the consolidated VIEs.

We control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

•	receive substantially all the economic benefits of our consolidated VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of the consolidated VIEs when and to the extent permitted by PRC law.

These contractual arrangements include equity interest pledge agreements, power of attorney, exclusive business cooperation agreement and exclusive option agreement. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies for accounting purposes, and we have consolidated the financial results of these companies in the Group’s consolidated financial statements. However, we do not own equity interest in the consolidated VIEs. Furthermore, Cango Inc., as our holding company, does not conduct operating activities.

We are subject to risks associated with our contractual arrangements with the consolidated VIEs. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we could be limited in our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities in the Group’s financial statements. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have certain discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. The majority of the Group’s assets, along with several material licenses to conduct business in China, are held by the consolidated VIEs and their subsidiaries. In addition, the majority of the Group’s revenues are generated by the consolidated VIEs and their respective subsidiaries. An event that results in the deconsolidation of the consolidated VIEs would have a material effect on the Group’s operations and cause the value of the ADSs of our company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Group also faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of consolidated VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “—D. Risks Factors— Risks Relating to Doing Business in China.”

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB, thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 26, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

PRC Licenses, Permissions and Approvals

We conduct business operations mainly through the consolidated VIEs and their respective subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including (i) the VATS license held by Shanghai Yungu to conduct the internet content provider (ICP) services and online data and transaction processing services, (ii) the VATS license held by Shanghai Yungu to conduct the service provider (SP) services, (iii) the filing with Shanghai Administration for Market Regulation by Shanghai Yungu to conduct used-car transaction services, (iv) the filing with Shanghai Municipal Commission of Commerce by Shanghai Yungu to conduct auction business, (v) the governmental approval for, and the license held by, Cango Financing to conduct financing guarantee service, and (vi) the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service. See “Item 4. Information on the Company—B. Business Overview—PRC Licenses, Permits and Approvals” for more details.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection.” According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “—D. Risk Factors—Risks Relating to Our Industry and Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

Cash Transfers within Our Corporate Structure

Cango Inc. is a Cayman Islands holding company with operations mainly conducted through the consolidated VIEs and their respective subsidiaries.

We have established controls and procedures for cash flows within the Group. Each transfer of cash between our Cayman Islands holding company, a subsidiary, the consolidated VIEs or the consolidated affiliates is subject to internal approval.

For the years ended December 31, 2020, 2021 and 2022, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, our company provided loans of nil, US$21 million and nil, net, respectively, to our subsidiaries, and received repayments of US$117 million, nil and US$63 million, net, respectively. For the years ended December 31, 2020, 2021 and 2022, our company paid cash dividends of RMB267 million, RMB955 million and RMB1,871 million (US$271 million) to our shareholders and ADS holders. For the years ended December 31, 2020, 2021 and 2022, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the consolidated VIEs for the periods presented.

For the years ended December 31, 2020, 2021 and 2022, the consolidated VIEs and the consolidated affiliates provided capital contributions of nil, RMB200 million and RMB74 million (US$11 million), respectively, to other subsidiaries of the consolidated VIEs. For the years ended December 31, 2020, 2021 and 2022, the consolidated VIEs and the consolidated affiliates provided loans of RMB1,540 million, RMB365 million and RMB451 million (US$65 million), respectively, to other subsidiaries of the consolidated VIEs.

When the consolidated VIEs declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Restrictions on Transfer of Funds

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Under PRC laws and regulations, our PRC subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of its net assets offshore to us. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In particular, under PRC laws, rules and regulations, our PRC subsidiary is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. In addition, the consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC accounting standards and regulations, were RMB6,301 million and RMB5,621 million (US$815 million) as of December 31, 2021 and 2022, respectively.

Furthermore, we are subject to restrictions on currency exchange. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiary. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. For certain Cayman Islands, PRC and United States federal income tax considerations in connection with an investment in our ADSs and Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Summary Financial Information Related to the Consolidated VIEs

The following condensed consolidated financial statement information presents information related to Cango Inc., or the Parent, which is a Cayman Islands holding company, the consolidated VIEs and our subsidiaries as of December 31, 2021 and 2022 and for 2020, 2021 and 2022.

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the year ended December 31, 2022
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
Third-party revenues	—	37	—	1,980,416	—	1,980,453
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	37	—	1,980,416	—	1,980,453
Third-party costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Operating (loss)/income	(7,443)	35	(20,065)	(919,671)	—	(947,144)
Income/(loss) from non-operations	37,172	6,356	3,969	(211,561)	—	(164,064)
Share of loss of subsidiaries	(9,705)	—	—	—	9,705	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	(1,131,232)	—	—	—	1,131,232	—
Net (loss)/income	(1,111,208)	6,391	(16,096)	(1,131,232)	1,140,937	(1,111,208)

	For the year ended December 31, 2021
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
Third-party revenues	—	28	—	3,921,688	—	3,921,716
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	28	—	3,921,688	—	3,921,716
Third-party costs and expenses	(10,080)	(1)	(18,054)	(3,916,831)	—	(3,944,966)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(10,080)	(1)	(18,054)	(3,916,831)	—	(3,944,966)
Operating (loss)/income	(10,080)	27	(18,054)	4,857	—	(23,250)
(Loss)/income from non-operations	(21,063)	(262)	3,171	32,860	—	14,706
Share of loss of subsidiaries	(15,118)	—	—	—	15,118	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	37,717	—	—	—	(37,717)	—
Net (loss)/income	(8,544)	(235)	(14,883)	37,717	(22,599)	(8,544)

	For the year ended December 31, 2020
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
Third-party revenues	—	—	—	2,052,432	—	2,052,432
Intra-Group revenues	—	19	—	—	(19)	—
Total revenues	—	19	—	2,052,432	(19)	2,052,432
Third-party costs and expenses	(11,855)	6	(28,430)	(1,693,856)	—	(1,734,135)
Intra-Group costs and expenses	—	—	—	(19)	19
Total costs and expenses	(11,855)	6	(28,430)	(1,693,875)	19	(1,734,135)
Operating (loss)/income	(11,855)	25	(28,430)	358,557	—	318,297
Income/(loss) from non-operations	3,003,855	(3,558)	14,016	40,810	—	3,055,123
Share of loss of subsidiaries	(17,966)	—	—	—	17,966	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	395,484	—	—	—	(399,386)	(3,902)
Net income/(loss)	3,369,518	(3,533)	(14,414)	399,367	(381,420)	3,369,518

Note:

(1)	It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

		As of December 31, 2022
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
		(RMB in thousands)
Cash and cash equivalents	85,823	1,810	22,662	268,622	—	378,917
Restricted cash - current	—	—	—	152,689	—	152,689
Other current assets	1,154,357	72,406	147,116	3,564,859	—	4,938,738
Total current assets	1,240,180	74,216	169,778	3,986,170	—	5,470,344
Restricted cash – non-current	—	—	—	750,877	—	750,877
Investment in subsidiaries	54,820	—	—	—	(54,820)	—
Contractual interest in the consolidated VIEs	2,978,731	—	—	—	(2,978,731)	—
Other non-current assets	—	166	1,452	755,989	37,424	795,031
Total non-current assets	3,033,551	166	1,452	1,506,866	(2,996,127)	1,545,908
Amounts due from the parent	—	—	34,503	—	(34,503)	—
Amounts due from subsidiaries (other than WFOE)	402,664	—	656,474	—	(1,059,138)	—
Amounts due from WFOE	—	—	—	351	(351)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	40	—	—	(40)	—
Amounts due from group companies	402,664	40	690,977	351	(1,094,032)	—
Total assets	4,676,395	74,422	862,207	5,493,387	(4,090,159)	7,016,252
Amounts due to the parent	—	—	402,664	—	(402,664)	—
Amounts due to subsidiaries (other than WFOE)	34,503	—	656,474	—	(690,977)	—
Amounts due to WFOE	—	—	—	40	(40)	—
Amounts due to VIEs and VIEs’ subsidiaries	—	351	—	—	(351)	—
Amounts due to group companies	34,503	351	1,059,138	40	(1,094,032)	—
Other current liabilities	319,983	—	18	2,211,067	(166)	2,530,902
Other non-current liabilities	—	—	1,433	162,008	—	163,441
Total liabilities	354,486	351	1,060,589	2,373,115	(1,094,198)	2,694,343

		As of December 31, 2021
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
		(RMB in thousands)
Cash and cash equivalents	857,888	1,838	43,764	531,317	—	1,434,807
Restricted cash - current	—	—	—	61,293	—	61,293
Other current assets	1,681,073	66,195	526,698	3,837,864	—	6,111,830
Total current assets	2,538,961	68,033	570,462	4,430,474	—	7,607,930
Restricted cash – non-current	—	—	—	1,114,181	—	1,114,181
Investment in subsidiaries	64,699	—	—	—	(64,699)	—
Contractual interest in the consolidated VIEs	3,965,066	—	—	—	(3,965,066)	—
Other non-current assets	—	—	165,534	2,187,374	(127,915)	2,224,993
Total non-current assets	4,029,765	—	165,534	3,301,555	(4,157,680)	3,339,174
Amounts due from the parent	—	—	—	—	—	—
Amounts due from subsidiaries (other than WFOE)	738,961	—	606,543	—	(1,345,504)	—
Amounts due from WFOE	—	—	—	351	(351)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	—	—	—	—	—
Amounts due from group companies	738,961	—	606,543	351	(1,345,855)	—
Total assets	7,307,687	68,033	1,342,539	7,732,380	(5,503,535)	10,947,104
Amounts due to the parent	—	—	738,961	—	(738,961)	—
Amounts due to subsidiaries (other than WFOE)	—	—	606,543	—	(606,543)	—
Amounts due to WFOE	—	—	—	—	—	—
Amounts due to VIEs and VIEs’ subsidiaries	—	351	—	—	(351)	—
Amounts due to group companies	—	351	1,345,504	—	(1,345,855)	—
Other current liabilities	276,373	2	16	3,141,312	—	3,417,703
Other non-current liabilities	40,747	—	—	498,087	—	538,834
Total liabilities	317,120	353	1,345,520	3,639,399	(1,345,855)	3,956,537

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the year ended December 31, 2022
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
		(RMB in thousands)
Net cash provided by/(used in) operating activities	44,219	(116)	(27,601)	(599,053)	15,166	(567,385)
Net cash provided by/(used in) investing activities	1,028,108	(6,097)	377,503	1,084,633	(524,618)	1,959,529
Net cash (used in)/provided by financing activities	(1,969,849)	—	(370,800)	(1,020,360)	370,800	(2,990,209)

	For the year ended December 31, 2021
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
		(RMB in thousands)
Net cash (used in)/provided by operating activities	(10,186)	1,706	(9,396)	(374,887)	(11,628)	(404,391)
Net cash provided by/(used in) investing activities	2,150,227	(8,218)	(354,898)	744,833	129,279	2,661,223
Net cash (used in)/provided by financing activities	(1,391,602)	—	119,353	(554,832)	(119,353)	(1,946,434)

	For the year ended December 31, 2020
	Parent	WFOE	Subsidiaries (other than WFOE)	VIEs	Eliminating adjustments	Consolidated total
		(RMB in thousands)
Net cash (used in)/provided by operating activities	(13,001)	2,036	962,249	(626,884)	(946,012)	(621,612)
Net cash provided by/(used in) investing activities	456,659	4,308	(29,907)	(81,039)	(843,584)	(493,563)
Net cash (used in)/provided by financing activities	(310,709)	—	(854,719)	(71,082)	855,688	(380,822)

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Industry and Business

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	we have a limited operating history in an emerging market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations;

•	the COVID-19 pandemic adversely affected our results of operations;

•	the Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers;

•	our success depends on the ability to attract prospective car buyers;

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

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

we rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business;

•	any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;

•	the shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition;

•

if the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations; and

•

contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

changes and developments in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies;

•	changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties;

•

the M&A Rules and certain other PRC regulations establish required procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions;

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

Risks Relating to Our Industry and Business

We have a limited operating history in an emerging market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.

The automotive and mobility markets, including the automotive finance market, in the PRC are relatively new and at an early stage of development. Such markets have undergone significant volatility in the past few years, and such pattern may continue in the future. As part of the Group’s business, the Group offers automobile trading solutions, automotive financing facilitation services and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, financial institutions, insurance brokers and companies, car buyers and other industry participants. Helping more industry participants to recognize the value of the Group’s services is critical to increase the number and amount of automobile trading transactions, financing transactions and insurance transactions on Cango platform and to the success of the Group’s business.

The Group’s business was launched in 2010 with a limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in several aspects of the Group’s business operation, such as automobile trading solutions, after-market services facilitation and the development of long-term relationships with platform participants, such as dealers, financial institutions, insurance brokers and companies and car buyers. The laws and regulations governing the automotive finance industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results. As the Group’s business develops or in response to competition, the Group may continue to introduce new services or make adjustments to existing services, credit assessment model, business model or operations in general. For example, the Group made a business transition in 2022 and no longer considers automotive financing facilitation services as its primary focus. Instead, the Group expanded its automobile trading solutions to provide dealers with new-car transaction services and used-car transaction services. The Group’s abilities to retain dealers, financial institutions, insurance brokers and companies and other platform participants and to attract new platform participants are also critical to its business. Any significant change to the business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s financial condition and results of operations. Therefore, it may be difficult to effectively assess the Group’s future prospects.

You should consider the Group’s business and prospects in light of the risks and challenges the Group encounters or may encounter given the rapidly-evolving market in which it operates and its limited operating history. These risks and challenges include the Group’s ability to, among other things:

•	offer automotive financing solutions to a growing number of car buyers;

•	maintain and enhance the relationships and business collaboration with dealers, financial institutions, insurance brokers and companies and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of business;

•	maintain low overdue ratios of financing transactions facilitated through Cango platform;

•	comply with complex and evolving laws and regulations;

•	improve operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support its business operations;

•	enhance technology infrastructure to support business operations and maintain system security and the confidentiality of the information provided and collected across the system;

•	navigate economic conditions and fluctuations;

•	successfully implement business strategies and offer new services, such as automobile trading solutions; and

•	defend the Group against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

The COVID-19 pandemic adversely affected our results of operations.

In an effort to halt the outbreaks of COVID-19, the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods from January 2020 to December 2022, which adversely affected the Group’s business and results of operations. In particular, the Group’s revenue decreased from RMB3,921.7 million for 2021 to RMB1,980.5 million (US$287.1 million) for 2022. Furthermore, the COVID-19 outbreaks interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments. As a result, the Group experienced an uptick in delinquency rates. M1+ and M3+ overdue ratios were 2.61% and 1.38%, respectively, as of December 31, 2022, as compared to 1.62% and 0.86%, respectively, as of December 31, 2021. Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. Nonetheless, the Group may be affected by any future COVID-19 outbreaks in China.

The Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers.

As of December 31, 2022, the Group had a network of 42,549 registered dealers across China. Such extensive dealer network is a foundation of Cango platform, and the Group closely collaborates with these registered dealers in providing services to financial institutions and car buyers. The Group plans to expand existing dealer network, including by further penetrating existing markets and expanding geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and the experience in the markets in which the Group currently operates may not be applicable in other parts of China. As a result, the Group may not be able to leverage such experience to expand dealer network into other parts of China. Furthermore, the efforts to expand into new geographical markets and attract new dealers to Cango platform may impose considerable burden on the sales, marketing and general managerial resources. If the Group is unable to manage these expansion efforts effectively, if these expansion efforts take longer than planned or if the costs for these efforts exceed expectations, the Group’s results of operations may be materially and adversely affected.

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

The Group manages its dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, the Group’s in-house sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 3.8% of the number of registered dealers in the Group’s dealer network as of December 31, 2022, the Group relies on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by competitors more actively. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of the Group’s automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm the Group’s reputation. The Group’s recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused harm, and the Group may encounter significant difficulties in enforcing its contractual rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer prospective car buyers who have been turned down by other financing solutions providers to Cango platform, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. Failure to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents may lead to higher overdue ratios and/or cause damage to the Group’s existing relationships with financial institutions. To manage such risk, the Group monitors existing registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which the Group believes present significant credit risk to it. However, such risk management policy may not be effective and may also contribute to significant turnovers among existing registered dealers and sales agents. Significant turnovers may require the Group to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on operational efficiency.

Our success depends on the ability to attract prospective car buyers.

In 2021 and 2022, the amount of financing transactions facilitated through Cango platform was RMB30.1 billion and RMB2.8 billion (US$0.4 billion), respectively. The Group’s automotive financing facilitation business depends on its ability to attract prospective car buyers. In order to attract prospective car buyers, the Group must continue to invest significant resources in the development of new solutions and services and build the relationships with financial institutions, dealers, insurance brokers and companies and other platform participants. The ability to successfully launch, operate and expand solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including the ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on Cango platform. If such efforts in these regards are unsuccessful, the base of car buyers, and the amount of financing and other transactions facilitated to them, may not increase at the rate we anticipate, and it may even decrease. As a result, the Group’s business, prospects, financial condition and results of operations may be materially and adversely affected.

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

In the meantime, the Group also seeks to maintain the relationships with existing car buyers and cross-sell new solutions and services, such as insurance and other automotive related services. However, there can be no assurance that the Group will be able to maintain or deepen such relationships.

The Group relies on a limited number of financial institutions to fund the financing transactions and any adverse change in the relationships with such financial institutions may materially and adversely impact its business and results of operations.

The Group relies on a limited number of financial institutions to fund financing transactions to car buyers. As of December 31, 2022, the Group was in collaboration with 13 third-party financial institutions. In 2022, the amount of financing transactions facilitated was RMB2.8 billion (US$0.4 billion), 97.3% of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find the Group’s services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or the service fees to be too expensive. Furthermore, as the Group no longer considers the financing facilitation services as its primary focus, financial institutions may find the Group’s service less attractive without sufficient enhancement or new service introduced. In addition, regardless of the Group’s risk management efforts, financing transactions facilitated through Cango platform may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. The Group has relied on, and may continue to rely on, two financial institutions, Bank of Shanghai and MYbank, to arrange funding for a substantial portion of financing transactions facilitated. In 2022, 63.3% and 16.3% of the amount of financing transactions facilitated through Cango platform was respectively funded by Bank of Shanghai and MYbank under the direct partnership model. In 2022, revenues attributable to these collaborations with Bank of Shanghai and MYbank were RMB85.9 million (US$12.5 million) and RMB31.1 million (US$4.5 million), which represented 58.7% and 21.2% of the Group’s automotive financing facilitation revenues, respectively. For further information as to the arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Relationships with Platform Participants—Financial Institutions.”

There can be no assurance that the Group will be able to rely on such funding arrangements in the future. For example, although the Group collaborated with several financial institutions under the co-partnership model as of December 31, 2022, any such financial institution may decide to reduce the amount that it will fund for financing transactions facilitated through Cango platform in the future or discontinue such funding altogether. The Group may continue to select new financial institutions to collaborate with, but there can be no assurance that the number of financial institutions the Group collaborates with will become increasingly diversified in the future. Given the Group’s current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with it or limits the funding that is available for financing transactions facilitated, or if any such financial institution encounters liquidity issue in general, the Group’s business, financial condition and results of operations may be materially and adversely affected.

Certain financial institutions the Group collaborates with have limited operating history in automotive financing. Furthermore, the Group’s ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry and the commercial banking industry in the PRC continue to evolve. The Group may from time to time experience constraints as to the availability of funds from financial institutions, especially when the need for funding increases. Such constraints may affect user experience, including by limiting the ability to facilitate financing transactions. Such limitations may also restrain the growth of business. Any prolonged constraint as to the availability of funds from financial institutions may also harm the reputation or result in negative perception of the services offered, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions facilitated through Cango platform or the willingness of dealers and other platform participants to collaborate with the Group.

OEMs may not continue to participate on Cango platform.

Some of the financing transactions facilitated through Cango platform are part of OEM-sponsored subsidy programs. The Group enables collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. In addition, as part of the automobile trading solutions, the Group purchases cars from OEMs to facilitate the sale of such cars to its registered dealers. We believe such collaboration with OEMs makes Cango platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that the Group will be able to build and grow the relationships with OEMs. OEMs may perceive the Group as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest financing solutions offered on Cango platform or even terminate such subsidies. The Group plans to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving existing credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy. In addition, OEMs may decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to the Group in connection with the automobile trading solutions. Failure to build and grow the relationships with OEMs could materially and adversely affect the Group’s business, financial condition and results of operations.

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

For the purpose of credit assessment, the Group obtains credit information from prospective car buyers, and with their authorization, obtains credit data from external parties to assess applicants’ creditworthiness. The Group may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’ creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise the Group’s risk management capabilities. As a result, the assessment of a car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. There is also a risk that after obtaining a car buyer’s information, the car buyer may have:

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

The existing credit assessment model builds on machine learning algorithms including logistic regression and gradient boost decision tree. While the Group relies on machine learning algorithms to refine such model and system, there can be no assurance that the application of such algorithms will continue to deliver the expected benefits. In addition, as the Group has a limited operating history, it may not have accumulated sufficient credit data to optimize such model and system. Even if there are sufficient credit data and the credit assessment model has been tailored for prospective car buyers on Cango platform for current operation, such data and credit assessment model might not be effective as the Group continues to expand the car buyer base and broaden engagement efforts with car buyers generally through different channels in the future. If existing system contains programming or other errors, if current model is ineffective or if the credit data obtained is incorrect or outdated, the Group’s credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications.

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

The Group may not be able to maintain low overdue ratios for financing transactions facilitated through Cango platform, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond its control and beyond the control of individual car buyers. As a result of the COVID-19 pandemic, the Group experienced an uptick in delinquency rates. The pandemic interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments. M1+ and M3+ overdue ratios were 2.61% and 1.38%, respectively, as of December 31, 2022, as compared to 1.62% and 0.86%, respectively, as of December 31, 2021. Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. Nonetheless, we cannot assure you that the Group will be able to lower the overdue ratios in the future. Overdue ratios for financing transactions facilitated may deteriorate over time or as the business volume expands, and overdue ratios are also affected by macroeconomic conditions.

The way how car buyers’ delinquencies affects the Group’s results of operations depends on the funding arrangement for the relevant financing transactions. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions facilitated through Cango platform would harm existing business relationship with them. As of December 31, 2022, the total outstanding balance of financing transactions funded under such arrangements was RMB3.7 billion (US$0.5 billion), representing 14.6% of the total outstanding balance of financing transactions facilitated.

Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2022, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB21.0 billion (US$3.0 billion), representing 82.2% of the total outstanding balance of financing transactions facilitated. The Group may increase the proportion of financing transactions funded under risk-bearing arrangements in the future. At the inception of each financing transaction facilitated under such arrangements, the Group recognizes risk assurance liabilities at fair value. The Group recognizes additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which the Group is obligated to bear credit risk could have a material adverse impact on its results of operations. The Group’s risk assurance liabilities were RMB402.3 million (US$58.3 million) as of December 31, 2022, and the amount of performed risk assurance liabilities was RMB642.1 million (US$93.1 million) in 2022. Furthermore, such fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. The Group will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than the estimate at inception.

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

The Group utilizes an in-house team to collect repayment and recover car collaterals. The effectiveness of such collection and recovery efforts is critical to the business. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, failures in these collection and recovery efforts would harm the business relationship with such financial institutions. Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, the Group records financing receivables in relation to financing leases funded by Shanghai Chejia on its balance sheet. As such, the Group bears credit risk as to such financing leases. There can be no assurance that the Group’s collection and recovery efforts will be successful. Failure to collect overdue repayments for the financing transactions facilitated or recover the related car collaterals will have a material adverse effect on the Group’s business operations and financial position.

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

As a result of the Group’s business transition, the service fees for the Group’s automotive financing facilitation services have declined in the past and may continue to decline in the future, which may adversely affect the Group’s business, financial condition and results of operations.

As the Group made a business transition in 2022 and no longer considers automotive financing facilitation services as its primary focus, the Group experienced a material decrease in the amount of financing transactions facilitated by it, which contributed to the decrease in loan facilitation income and leasing income. The amount of financing transactions facilitated by the Group decreased from RMB30.1 billion in 2021 to RMB2.8 billion (US$0.4 billion) in 2022. The Group’s loan facilitation income and other related income decreased from RMB1.2 billion in 2021 to RMB146.4 million (US$21.2 million) in 2022. The Group’s leasing income decreased from RMB251.3 million in 2021 to RMB155.5 million (US$22.5 million) in 2022. Although we believe such business transition allows the Group to focus on the automobile trading solutions and will benefit the Group’s business in the long run, the Group’s loan facilitation income and leasing income will likely decrease in the following years due to an expected decrease in the amount of financing transactions facilitated by it. Such trend may also adversely affect the Group’s profitability. Furthermore, the service fees charged to financial institutions could be affected by a variety of factors, including the competitive landscape of the automotive finance industry and regulatory requirements. Such service fees from financial institutions may also be affected by a change over time in the mix of the types of services offered. Competitors may also offer more attractive service fees, which may require the Group to reduce its service fees to compete effectively.

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

Failure to facilitate the sale of cars owned by the Group may have a material and adverse effect on the Group’s business, financial condition and results of operations.

The Group started to significantly expand its automobile trading solutions in the third quarter of 2020. The Group launched Cango Haoche app in 2022 to provide new-car transaction services and Cango U-Car app in 2023 to provide used-car transaction services. In connection with such services, the Group purchases cars from OEMs based on orders from dealers and on-sell cars to the relevant dealers. The sources of cars owned by the Group also include cars disposed by individual car buyers, such as cars collected as part of delinquency asset management process. The Group prices cars based on the massive amount of transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. The Group has limited experience in the purchase of cars for sale to dealers, and there is no assurance that the Group will be able to do so effectively. Demand for the cars purchased could change significantly between the time an order is placed by a dealer and the expected time of sale to the dealer. Demand may be affected by new car launches, product defects, changes in consumer preference and other factors. Even though the Group requires dealers to pay deposits when ordering cars, dealers may choose to forfeit deposits and decline to complete the purchases. As a result, the Group faces inventory risk in connection with the cars purchased by it, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. The Group may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.

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

The Group’s business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries, including the automotive finance industry. There are uncertainties regarding the interpretation and application of current and future laws and regulations. The PRC government may also implement measures to control credit supply, which would affect the automotive finance industry.

As of December 31, 2022, the Group had not been subject to any material fines or other penalties under any PRC laws or regulations as to its business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as the Group to new or specific requirements (including without limitation, capital requirements and licensing requirements), the Group’s business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practice is deemed to violate any existing or future rules, laws and regulations, it may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

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

The Group operates insurance brokerage business through Fushun Insurance Brokerage Co., Ltd., a subsidiary of our Shanghai Cango. The insurance brokerage business is highly regulated in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, which will be combined into the State Administration for Finance Regulation according to the Reform Plan for the Party and State Institutions promulgated by the Central Committee of the Communist Party of China and the State Council on March 16, 2023, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. The Group faces challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. The Group might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of the insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the CBIRC and its local branches may conduct various examinations and inspections on the Group’s insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in the Group’s insurance brokerage business operation are identified, the Group may be required to take certain rectification measures in accordance with applicable laws and regulations, or be subject to other administrative penalties.

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

Under the arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2022, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB21.0 billion (US$3.0 billion), representing 82.2% of the total outstanding balance of financing transactions facilitated through Cango platform. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of the current arrangements with certain financial institutions. The Group has utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in most cases, while in certain cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under the arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under the current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form,” the Group may be required to either cease bearing credit risk as part of the arrangements with the financial institutions as described above, or adjust such arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If the Group is unable to satisfy such requirement, it may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.

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

The Group may not be able to enforce its rights against car buyers.

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

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed CBIRC. In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, which provide that the risk assets of a financing lease enterprise may not exceed eight times of its total net assets, and the term “risk assets” of a financing lease enterprise refer to its total assets, net of cash, bank deposits, Chinese treasury bonds, and supersede the relevant provision in the abovementioned measures. Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Financing Lease” for more details. As the governmental authorities may promulgate more laws, regulations or rules, there are uncertainties how these new measures will be interpreted and implemented. Shanghai Chejia funds financing leases for car buyers on Cango platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

Shanghai Chejia is the Group’s consolidated affiliate. If the amount of financing lease receivables of Shanghai Chejia exceeds the statutory limits, the Group may be required to increase the total net assets of Shanghai Chejia by means of, among others, increasing the paid-up capital contribution. However, there can be no assurance that the Group will be able to make such capital contribution timely, or at all. Inability to make such capital contribution on a timely basis could have an adverse impact on the Group’s business.

The Group faces intense competition and it may not be able to compete effectively.

The automotive transaction industry in China is large yet competitive. The Group competes against automotive transaction platforms that connect various players across the automotive transaction value chain, to facilitate automotive and automotive-related transactions, including automotive financing. The competitors may offer automotive financing solutions with lower cost and/or deliver better user experience to prospective car buyers. OEM-sponsored subsidy programs may also compete with the Group’s automotive financing solutions, reduce its market share and adversely affect its results of operations. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of the current and potential competitors may have significantly more financial, technical, marketing and other resources than the Group and may be able to devote greater resources to the development, promotion, sales and support of their platform, product and solution and service offerings. Competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions, OEMs or other automotive transaction industry participants than the Group. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of the other competitors. These competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the automotive transaction or automotive finance industry and intensify the market competition. In response to competition and in order to grow or maintain the amount of automotive transactions facilitated to dealers, the Group may have to lower and/or adjust the various fees charged or pay to the different platform participants, which could materially and adversely affect the Group’s business, profit margins and results of operations. If the Group is unable to compete with such companies and meet the need for innovation in the industry, the demand for services on Cango platform could stagnate or substantially decline, which could harm the Group’s business and results of operations.

If the Group’s new solutions and services do not achieve sufficient market acceptance or provide the expected benefits to platform participants, the Group’s financial condition, results of operations and competitive position will be materially and adversely affected. New solutions and services may also subject the Group to regulatory risks.

The Group has incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, the Group launched Cango Haoche app in 2022 to provide new-car transaction services and Cango U-Car app in 2023 to provide used-car transaction services. The Group may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for the Group to recoup its investment in developing, acquiring and bringing them to market.

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

We have established a strategic partnership with Didi Chuxing, a leading ride-sharing technology company in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company. For further information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Pursuant to the shareholders agreement, we may not set up any joint venture, partnership or enter into any strategic cooperation arrangements with certain competitors of Didi Chuxing, for so long as Didi Chuxing’s shareholding percentage in our company is not lower than five percent. Such restrictions may adversely affect our business, results of operations and financial condition.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, the Group has issued equity securities and borrowed from financial institutions to support the growth of the Group’s business. As the Group intends to continue to make investments to support the growth of its business, the Group may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, further enhance the risk management capabilities, increasing sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing operating infrastructure and acquiring complementary businesses and technologies. For example, the Group may increase the number of cars purchased from OEMs to enable registered dealers to access additional car sourcing channels. Accordingly, the Group may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when the Group needs them, on terms that are acceptable to the Group, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and the Group may suffer default and foreclosure on its assets if its operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit the Group’s sources of financing.

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

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.65% as published on April 20, 2023, such cap would be 14.6%.

The Group’s quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of business.

The Group’s quarterly results of operations, including the levels of its revenues, operating cost and expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of the Group’s control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

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

We have made short-term investments in a public company and wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2022, the Group had short-term investments of RMB1,941.4 million (US$281.5 million). We cannot assure you as to the return of our investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

Uncertainties relating to the growth of the Chinese automotive and mobility markets in general could adversely affect the Group’s business and results of operations.

The Group generates a substantial portion of its revenue from automobile trading solutions. As a result, the amount of revenue is affected by the development of the automotive and mobility industries in China. The long-term viability and prospects of various automotive transaction and financing models in China remain relatively untested. As such, demand for the Group’s solutions and services and future results of operations will depend on numerous factors affecting the development of the automotive and mobility industries in China, which may be beyond its control. These factors include:

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

In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs were exempted from the purchase taxes. On September 18, 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued Announcement on Continuation of Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology, or the MIIT, and the National Development and Reform Commission jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2021. Pursuant to this circular, the national subsidies for new energy vehicle, or NEV, would be reduced in 20% increments in 2021 compared with that of 2020. On December 31, 2021, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the National Development and Reform Commission jointly issued the Circular on Subsidy Policies for Promotion and Application of New Energy Vehicles in 2022, which became effective on January 1, 2022. Pursuant to this circular, the national subsidies for NEVs were further reduced in 30% increments in 2022 compared with that of 2021, and such subsidies were eliminated at the end of 2022. We cannot predict whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, the Group’s revenues may decrease, and its results of operations may be materially and adversely affected.

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

The Group is exposed to many types of operational risks, including the risk of misconduct and errors by employees and third-party business partners collaborated with. The Group’s business depends on these employees and third parties, such as dealers, financial institutions and sales agents, to interact with car buyers, process large numbers of transactions and support the collection process. The Group could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow the rules and procedures when interacting with car buyers, the Group could be liable for damages and subject to regulatory actions and penalties. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow existing rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected.

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations and interpretations of which are subject to changes and uncertainties, and any actual or alleged failure to comply with these laws and regulations could materially and adversely affect our business and results of operations. The Group collects, stores and processes certain personal and other data from car buyers, dealers and other third parties, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While the Group has taken steps to protect the confidential information that it has access to, these security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to the Group’s system could cause confidential car buyer information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose the Group to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Group’s technology infrastructure are exposed and exploited, the relationships with car buyers, dealers and/or financial institutions could be severely damaged, the Group could incur significant liability and its business and operations could be adversely affected.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of 2022; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect the Group’s business operation.

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

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

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

Intellectual property protection may not be sufficient in the jurisdiction in which the Group operates. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to the Group for any such breach. Accordingly, the Group may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. Preventing any unauthorized use of the Group’s intellectual property is difficult and costly and the steps the Group takes may be inadequate to prevent the misappropriation of its intellectual property. In the event that the Group resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources. We can provide no assurance that the Group will prevail in such litigation. In addition, the Group’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing the Group’s intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

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

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If the Group were found to have violated the intellectual property rights of others, the Group may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and the Group may incur licensing fees or be forced to develop alternatives of its own. As a result, the Group’s business and results of operations may be materially and adversely affected.

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

As the Group’s business develops, it may be required to obtain additional license or permits.

The Telecommunications Regulations of the PRC, the Administrative Rules for Foreign Investment in Telecommunications Enterprises and other relevant regulations on the operation of VATS business provide a license requirement for operating such business in the PRC. The Group currently engages in the VATS business, including value-added online services for platform participants, through Shanghai Yungu. Therefore, Shanghai Yungu has obtained the relevant VATS licenses as required. However, as the Group continually enriches the service offerings, we cannot assure you that the Group will be able to obtain all the requisite license for providing VATS or other services on a timely basis or at all. The Group’s inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on its business and results of operations.

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

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2023, our co-founders collectively exercised 89.1% of the aggregate voting power of our issued and outstanding share capital. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. We have granted options to purchase our ordinary shares to certain of our officers and employees since then. For example, in June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, director and chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our Group’s profitable investment in Li Auto. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the expenses associated with share-based compensation may increase significantly, which may have an adverse effect on the Group’s results of operations and financial condition. The Group recognized RMB158.5 million (US$23.0 million) of share-based compensation expenses in 2022.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions facilitated through Cango platform. Economic conditions in China are sensitive to global economic conditions. The COVID-19 pandemic resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. There have also been concerns over conflicts in Ukraine and the Middle East, which have resulted in volatility in financial and other markets. Furthermore, the economies may also be affected by the tensions in the relationship between China and the United States. If present Chinese and global economic uncertainties persist, there will be difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit through Cango platform, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and the relevant revenue will decline, and the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Group’s operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. The Group’s IT systems infrastructure is currently deployed, and the data is currently maintained through a customized cloud computing system. The Group’s servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of business, the Group may be required to upgrade its technology and infrastructure to keep up with the increasing number and variety of transactions on Cango platform. There can be no assurance that the current data centers and the underlying internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business.

Cango Inc. is not a Chinese operating company but a Cayman Islands holding company. We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business. Therefore, investors in our ADSs do not hold equity interests in our consolidated VIEs in China but instead hold equity interests in a Cayman Islands holding company, and investors in our ADSs may never directly hold equity interests in our consolidated VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.” All of the Group’s revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, these contracts such as ours have not been tested in the PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to allow us to receive economic benefits from our consolidated VIEs, and the Group’s ability to conduct its business and the Group’s financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and their Shareholders.” If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to receive economic benefits from our consolidated VIEs and leverage relevant rights and licenses held by it which we require in order to operate the Group’s business, and our ability to conduct the Group’s business may be negatively affected. See “—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.

The interests of the shareholders of our consolidated VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We currently engage in telecommunications-related businesses, including value-added online services for platform participants, through Shanghai Yungu, one of our consolidated VIEs. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for e-commerce, domestic conferencing, store-and-forward, and call center services.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or a FIE. Accordingly, our subsidiary is not eligible to operate a substantial portion of VATS business in China. As such, we conduct our business in China through our consolidated VIEs and their affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) receive substantially all of the economic benefits of the consolidated VIEs and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs for accounting purposes and hence consolidate its financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Fangda Partners, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms, except that the pledges in respect of our consolidated VIEs’ equity interests would not be deemed validly created until they are registered with the local administration for market regulation. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

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

If our corporate structure and contractual arrangements are deemed by the relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to the Group’s business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have discretion in dealing with such violations, including:

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

• restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs’ business and operations; and

• taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. Accordingly, if the PRC government determines that our contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert contractual control rights over the assets of our consolidated VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.”

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. The Group’s financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to business operation if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold substantially all of the Group’s assets. Under the contractual arrangements, our consolidated VIEs may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of the current business activities, which could materially and adversely affect the Group’s business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate existing business, which could materially and adversely affect the Group’s business, financial condition and results of operations.

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

The Group has three major types of chops—corporate chops, contract chops and finance chops. The Group uses corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. The Group uses contract chops for executing leases and commercial contracts. The Group uses finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by the Group’s legal department and administrative department and use of finance chops must be approved by the Group’s finance department. The chops of our subsidiary and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although the Group usually utilizes chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of the Group’s chops, we generally have them stored in secured locations accessible only to the designated key employees of the Group’s legal, administrative or finance departments. The designated legal representatives of the relevant entities generally do not have access to the chops. Although the Group has approval procedures in place and monitor its key employees, including the designated legal representatives of our subsidiary and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the Group’s key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of the Group’s chops or signatures of the Group’s legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates the Group’s chops and seals or other controlling intangible assets for whatever reason, the Group could experience disruption to its normal business operations. The Group may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the Group’s operations, and the Group’s business and operations may be materially and adversely affected.

Risks Relating to Doing Business in China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies.

Substantially all of the Group’s operations are conducted in the PRC and all of its revenue is sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the Group. The Group’s financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to the Group. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as the Group, to conduct its business, control over securities offerings conducted overseas and/or foreign investments in an issuer with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as the Group, if such issuer is found to violate the relevant PRC laws and regulations, which could result in a material change in the Group’s operations and/or the value of our ADSs. In particular, the PRC government has recently and may in the future promulgate new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in issuers with substantial operations in China. Any such regulatory oversight or control could cause the value of our ADSs to significantly decline or become worthless. See “—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently have a material adverse effect on the Group’s business, financial condition and results of operations.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

Substantially all of the Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China.

The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the PRC legal system is still evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating the Group’s business. We cannot assure you that the Group’s business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict the Group, and could materially and adversely affect the Group’s business and operations. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as the Group, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, and we may not be aware of the Group’s violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, the Group may incur increased compliance cost or become subject to additional restrictions in its operations.

Furthermore, the PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries and China-based issuers, and we cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect the Group’s business, financial condition and results of operations. Recent statements and regulatory actions by the PRC government, such as those related to the use of VIEs, overseas offering and listing of China-based companies, data security and anti-monopoly concerns, may give rise to regulatory restrictions on the Group’s ability to conduct its business and/or accept foreign investments. For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which were available to the public on July 6, 2021. The Opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings of China-based companies, and propose to take effective measures, such as promoting the establishment of relevant regulatory systems for prevention and resolution of the risks and contingencies faced by China-based overseas-listed companies, amending the special provisions of the State Counsel on overseas offering and listing by companies limited by shares, and clarifying the responsibilities of administrative and regulatory authorities. Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines on the application of regulatory rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our previous listing or future follow-on public offering or debt financing activities, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face penalties by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating rights in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs or Class A ordinary shares.

In addition, any administrative and court proceedings in China may be time-consuming, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Group enjoys. These uncertainties may impede the Group’s ability to enforce the contracts it has entered into and/or its intellectual property rights and could materially and adversely affect the Group’s business, financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish required procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement authority when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. The Group may grow its business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other governmental authorities, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand its business or maintain its market share. See “Item 4. Information on the Company—B. Business Overview—Regulations— M&A Rules and Overseas Listings.”

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that the Group operates would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by the Group under such laws, regulations and rules may materially and adversely affect the Group’s business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure, business, financial condition and results of operations.

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

We are a holding company and may rely on dividends and other distributions on equity paid by our PRC subsidiary and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiary or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiary and consolidated affiliates permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

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

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our PRC subsidiary to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

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

All of the Group’s revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIEs. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of the Group’s future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIEs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the initial public offering to make loans to our PRC subsidiary and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiary.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or consolidated VIEs or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund operations in China may be negatively affected, which could materially and adversely affect the Group’s liquidity and our ability to fund and expand the Group’s business.

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

The audit report included in this annual report is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 26, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

We conduct substantially all of the Group’s operations in China and substantially all of its assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are certain legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator or a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As such, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$1.01 to US$19.60 per ADS, and the last reported trading price on April 21, 2023 was US$1.17 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of the Group’s actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including the Group, regardless of whether the Group has conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and 2021, which may have a material and adverse effect on the trading price of our ADSs.

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

We have made several dividend payments to our shareholders. For example, on June 15, 2022, we paid a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, in an aggregated amount of approximately US$136.6 million. Later on November 23, 2022, we paid another special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, in an aggregated amount of approximately US$134.8 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of the Group’s business. As a result, we may not pay any additional cash dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2022, we had 196,605,493 Class A ordinary shares and 72,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

For example, we have adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2022, and that we may be classified as a PFIC in the current and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, fluctuations in the market value of our ADSs can affect our PFIC status.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

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

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) obtain shareholders’ approval for issuance of securities in certain situations; or (iv) have regularly scheduled executive sessions with only independent directors each year. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

We intend to rely on the four exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Group began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. The Group initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through Cango platform. As of December 31, 2022, the Group’s dealer network was comprised of 42,549 registered dealers. The Group has also established partnerships with several financial institutions over time, including WeBank, MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, the Group has extended services beyond the facilitation of automotive financing transactions and identified additional ways to strengthen Cango platform and serve the customers, such as by starting to provide automobile trading solutions in 2015 and after-market services facilitation in 2017.

In October 2017, we incorporated Cango Inc. under the laws of the Cayman Islands, which has become our ultimate holding company, and subsequently, we established a wholly-owned subsidiary in Hong Kong, Cango Group Limited, to be our intermediate holding company. In January 2018, we established Can Gu Long as our wholly foreign owned subsidiary in China. Can Gu Long entered into a series of contractual arrangements with Shanghai Cango and its shareholders in 2018 and entered into a series of contractual arrangements with Shanghai Yungu and its shareholders in 2022, which allows us to receive substantially all the economic benefits of the consolidated VIEs. As a result, we are the primary beneficiary of the consolidated VIEs for accounting purposes and hence consolidate its financial results under U.S. GAAP. The acquisition of Shanghai Chejia was completed at the end of September 2018. In 2019, Shanghai Cango acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd. The purpose was to obtain the insurance brokerage license to enhance after-market services facilitation business.

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

Our Vision and Roadmap to Our Vision

Our vision is to make automotive transactions simpler, easier and more pleasant. Automotive financing was originally the Group’s entry point to automotive transaction value chain, and by leveraging its deep expertise in automotive financing, it has accumulated core capabilities that allow it to capture opportunities in upstream and downstream of the automotive transaction value chain. For example, the Group’s customer acquisition channels include 42,549 registered dealers, many of which are non-4S dealers that are under-covered by OEMs. In addition, the Group also established advanced technology-enabled infrastructure to empower platform participants, such as car trading transaction platform, which primarily consists of Cango Haoche app for new cars transactions and Cango U-Car app for used-car transactions, CRM system for dealers, as well as automotive distribution network in lower tier cities. Equipped with unique capabilities and expertise in automotive industry, the Group is well positioned to expand its footprint in automobile trading business and further scale up business.

The Group’s diversified customer acquisition channels enable it to acquire latest and first-hand knowledge of car buyers’ automotive demand and preference. Leveraging its offline service expertise in lower-tier cities, it has built a distribution network that covers critical warehousing and logistics arrangements to realize the “last mile” delivery of transaction. The Group’s industry knowledge, further empowered by technology and data insights, creates opportunities to provide automobile trading solutions. Moreover, automobile trading capabilities enable the Group to achieve scalability in transaction volume, which is an important factor for attracting new business partners and creating future monetization opportunities. By participating on the scalable Cango platform, business partners are able to improve their operating efficiency and capture additional business opportunities. The Group’s automotive financing facilitation, after-market service facilitation and other service offerings also can be attached to the automobile trading process, providing a one-stop platform for all key participants, simple and enjoyable car purchasing experience for car buyers, as well as multiple revenue streams for the Group.

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

Automobile Trading Solutions

The Group provides car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services are accessible primarily through two apps: Cango Haoche app, which provides new-car transaction services, and Cango U-Car app, which provides used-car transaction services.

Cango Haoche app. The Group provides dealers with a one-stop and comprehensive new cars trading solutions through the Cango Haoche app. The Group’s car sourcing services aggregate demand from dealers, makes bulk purchase of cars from OEMs and then arranges delivery of cars to the dealers. Such business model is nimble compared to a traditional automobile trading business, which is typically asset-heavy. The Group only makes bulk purchase from OEMs when it has a high level of confidence on downstream demand, and such demand is backed by the deposits the dealers place with it. In addition, with average turnaround time of approximately less than 30 days, the Group is capable of self-funding the inventory working capital and hence does not have to rely on external leverage. Such ability to source cars from OEMs at attractive price and match demand of car buyers add significant value for dealers in the network, addressing one of their major pain points. As such, this business further increases the Group’s market share at such dealers and their loyalty to it. In addition to car sourcing services, the Group also offers transaction facilitation services, which connect dealers looking for cars with dealers wishing to supply cars. Dealers wishing to supply cars can make sales posts on Cango Haoche app and the app will connect them with interested buyers who make the highest bids. The selling dealer and buying dealer can then communicate directly on details and decide whether to enter into a transaction. The Group will arrange delivery of the cars at the option of dealers if a transaction is entered. In addition, dealers can easily access comprehensive transaction supporting services on the Cango Haoche app, including customer leads generation services, logistics services, financial services and insurance services. Through such services, the Group aims to provide dealers with convenient and efficient transaction experience and improve user engagement on Cango platform. The Group also offers new cars trading solutions through Cango Haoche mini-program. As of December 31, 2022, the accumulated page views and unique visitors on Cango Haoche app and mini-program were over 660,000 and 57,000, respectively.

Cango U-Car app. The Group also provides dealers with streamlined used-car transaction services through the launch of Cango U-Car app in 2023. In addition to making bulk purchases from OEMs, the sources of the Group’s self-owned used cars also include cars disposed by individual car buyers who have used the Group’s automotive financing solutions in the past, including cars collected as part of the delinquency asset management process. Leveraging the Group’s wide customer base, the app allows dealers to choose from a large collection of used cars in various types. In addition to car sourcing services, the Group also offers transaction facilitation services on Cango U-Car app. As the conditions of used car vary, the Group has established professional technician teams and car service teams for used-car transactions, providing dealers with car viewing, car inspection and car loan services to further improve the matching conversion rate.

The Group also offers used-car transaction services through Cango U-Car mini-program. As of December 31, 2022, the accumulated page views and unique visitors on Cango U-Car mini-program were over 410,000 and 23,000, respectively.

The Group’s dealer network consisted of 42,549 registered dealers as of December 31, 2022 and places the Cango platform at the center of automotive transaction value chain. Among these dealers, there were 10,112 registered dealers on Cango Haoche app and mini-program and 4,492 registered dealers on Cango U-Car mini-program as of December 31, 2022. In 2022, the Group’s automobile trading solutions enabled 16,418 new car transactions with a total transaction value of RMB1,596.3 million (US$231.4 million).

Automotive Financing Facilitation Services

The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing. The Group creates value proposition for financial institutions, as it brings underserved customers in lower-tier cities to financial institutions, as well as offering integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. The Group has established in-depth collaboration with 13 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership model. The Group also creates value proposition for car buyers, as it provides car buyers with comprehensive one-stop services. The Group facilitated the financing of 30,983 new and used car purchases with a total amount of financing transactions of RMB2.8 billion (US$0.4 billion) in 2022.

After-market Services Facilitation

The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2022, the Group collaborated with 14 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and other automotive related insurance services, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties and car customization services.

New Strategic Initiatives

While the Group strategically started its business in lower-tier cities with primary focus on new car transactions and collaboration with traditional domestic OEMs, it has been developing new strategic initiatives, including expanding into top-tier cities to collaborate with 4S dealers, selected higher-end brands and NEV manufacturers. As it witnesses the emergence of NEVs in the automotive industry as the next-generation trend, it has consistently focused on developing its footprint in the NEV space through several strategic initiatives with NEV manufacturers. The Group collaborates with some major NEV brands, and the cooperation encompasses loan facilitation, insurance, leasing, as well as other services. NEV manufacturers typically do not have a large offline network. This creates a unique opportunity for the Group to provide offline services to NEV manufacturers and their customers by realizing the “last mile” of transaction, leveraging the Group’s nationwide network, operational expertise and industry knowhow. Moreover, the Group has steadfastly expanded its dealer coverage into higher-end market and 4S dealers, as this is a larger addressable market facing a customer base with superior creditworthiness.

The Group will continue investing and upgrading its car trading transaction platform for dealers, which cater to evolving needs of car dealers, by improving user interface and developing diversified modules and functions. The Group plans to improve dealers’ access to car sourcing channels and supply chain financing, as well as helping them to manage inventory and engage potential car buyers. In return, the Group will be able to acquire first-hand demand information from car dealers under its coverage and strengthen its negotiation power with OEMs, eventually resulting in more transactions, more monetization opportunities and enhanced leadership position in the automotive transaction value chain.

Revenue Model

The Group receives sales revenue and fee income for its automobile trading solutions. In automotive financing, the Group charges financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For the after-market services, the Group earns fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and other automotive related insurance services.

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

Automobile Trading Solutions

With its automobile trading solutions, the Group is able to provide car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services are accessible primarily through two apps: Cango Haoche app, which provides new-car transaction services, and Cango U-Car app, which provides used-car transaction services. By using the automobile trading solutions, dealers are able to enjoy economies of scale in vehicle sourcing and logistics management. Furthermore, the automobile trading solutions are powered by the Group’s technology platform, aiming to maximize efficiencies.

•

Cango Haoche app. The Group offers both car sourcing and transaction facilitation services on Cango Haoche app. Such services enable its registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. As a comprehensive tool kit to address dealers’ pain points, Cango Haoche app allows dealers to conveniently source cars, manage inventory and engage potential car buyers. The Group aims to help non-4S dealers source cars cost-efficiently and help OEMs better address market demands across China, especially in lower-tier cities. Dealers can search and view car models available on Cango Haoche app and place orders. For the Group’s car sourcing services, it periodically updates the selection of car models based on new car launches and demands by dealers. When placing an order, a dealer is required to pay a deposit, which represents a percentage of the total purchase price. The Group purchases cars from OEMs based on orders from dealers. Dealers are required to pay purchase prices in full and pick up cars from local warehouses maintained by OEMs or the Group before specific deadlines. If dealers fail to make timely payments, their deposits are forfeited and the Group will seek to sell the relevant cars to other buyers.

In addition to car sourcing services, the Group also offers transaction facilitation services, which connect dealers looking for cars with dealers wishing to supply cars. Dealers wishing to supply cars can make sales posts on Cango Haoche app. After screening, such posts can be viewed by buyers and interested buyers can make bids. The system will match the selling dealer with a buying dealer based on the bids. After the match, the selling dealer and buying dealer can communicate directly on details and decide whether to enter into a transaction. The Group charges service fees for the matching services.

•

Cango U-Car app. The Group offers both car sourcing and transaction facilitation services on Cango U-Car app. For the car sourcing services, in addition to making bulk purchases from OEMs, the sources of the Group’s self-owned used cars also include cars disposed by individual car buyers who have used the Group’s automotive financing solutions in the past, including cars collected as part of the delinquency asset management process. In addition, when individual car buyers plan to purchase new cars and need to dispose used cars, the Group may offer to buy the used cars from them. When purchasing the Group’s self-owned used cars on Cango U-Car app, the dealers are required to pay a deposit first and pay the purchase prices in full before specific deadlines for the cars to be picked up or delivered.

The Group also offers transaction facilitation services on Cango U-Car app. As the conditions of used car vary, the Group has established professional technician teams and car service teams for used-car transactions, providing dealers with car viewing, car inspection and car loan services to further improve the matching conversion rate. For example, after a selling dealer and buying dealer are connected, the Group’s car service team will join their communication and sometimes go on-site to assist in the car viewing, car inspection and other relevant services as needed to facilitate the transaction.

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

Services Provided to Financial Institutions

•

Credit origination: The Group arranges marketing campaigns of financial institutions’ automotive financing solutions at the sites of its registered dealers. The Group utilizes its sales team, dealer financial managers and sales agents to promote automotive financing solutions and explain the key terms to prospective car buyers. The Group provides credit application forms to, and collect completed applications from, prospective car buyers. The Group’s technology enables electronic submission of 100% of these credit applications through either mobile applications or webpages by the sales team, dealer financial managers or sales agents. By integrating the Group’s IT system with those of financial institutions, it is able to provide them updates as to the number and the amount of financing transactions that it helps them underwrite on a real time basis.

•

Credit assessment: The Group conducts a thorough credit assessment of each applicant using its credit assessment model and have its credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, the Group refers qualified credit applications to such financial institutions, which perform independent credit assessment. The Group has in-depth collaboration with financial institutions and incorporates the credit policies and standards of these financial institutions into its credit assessment system. The Group’s IT system is also highly integrated with financial institutions with which it directly collaborates. As such, the Group provides significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency.

•

Credit servicing: Once the credit application is approved, the Group coordinates with the car buyer and the financial institution to execute the necessary financing documents, in most cases electronically. Upon execution of the financing documents, the financial institution will remit the funds to the relevant dealer to close the transaction. Car buyers are required to designate specific bank accounts to make repayments. The Group also assists financial institutions in setting up electronic repayment instructions for car buyers to wire the repayments to financial institutions periodically as well as sending periodical reminders to car buyers ahead of each repayment due date.

•

Delinquent asset management: The Group helps financial institutions collect repayments and recover collaterals for financing transactions that have become delinquent, with the aim to cost-effectively recover value. The delinquent asset management process consists of six distinct stages, namely automated reminders, live phone calls, in-person visits, recovery, disposal and legal actions. The Group has established a nationwide network of external counsel to supplement its own resources. The in-house team is also closely involved in each stage of the delinquent asset management process to ensure compliance with the relevant laws and regulations.

The Group charges financial institutions service fees for credit origination, credit assessment and credit servicing. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. The Group charges certain financial institutions additional fees for its delinquent asset management services.

Services Provided to Car Buyers

•

Automotive Financing Solutions: The Group assists car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that it partners with. These automotive financing solutions are structured as either loans or financing leases. The Group also facilitates financing leases to car buyers through Shanghai Chejia, which is the Group’s consolidated affiliate. In 2022, 97.3% of the total amount of the Group’s financing transactions were funded by third-party financial institutions, and 78.6% of the amount of financing transactions the Group facilitated were used for purchasing new cars, while the rest were used for used car purchases.

•

Purchase Facilitation: Leveraging the knowledge of automotive transactions, the Group offers car buyers various value-added services associated with purchasing cars with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. Car buyers tend to be unfamiliar with the rules and procedures for making such registrations, and we believe these services significantly improve car buyers’ experience in purchasing cars with financing.

The Group may charge car buyers a fee for providing value-added services in certain instances. In addition, the Group recognizes leasing income relating to financing leases funded by Shanghai Chejia.

In 2022, the Group made a business transition and no longer considers automotive financing facilitation services as its primary focus. Instead, the Group expanded its automobile trading solutions to provide dealers with new-car transaction services and used-car transaction services as described above.

After-market Services Facilitation

Cango platform also facilitates after-market services to car buyers, which is primarily comprised of facilitating the sale of insurance policies from insurance brokers or companies. The Group’s scale and ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled it to negotiate more favorable premium for car buyers. The products currently offered through Cango platform are accident insurances, automotive insurances and other automotive related insurance services. The Group earns service fees for facilitating the sale of such insurance products. We believe the Group is able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In 2020, the Group formed a key account sales team and call center, which helped it drive the growth of insurance facilitation business. The Group will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties and car customization services.

Relationships with Platform Participants

As the leading automotive transaction service platform in China, Cango platform connects dealers, financial institutions, car buyers and other participants such as insurance brokers and companies and OEMs. The scale of Cango platform has a network effect that further strengthens the Group’s ability to serve each party on the platform. We believe that by leveraging the technological capabilities and strong relationships with customers and business partners, we will be able to transform the automotive and mobility markets in China.

Dealers

An extensive dealer network is the foundation of Cango platform, and the Group closely collaborates with registered dealers when providing services to financial institutions and car buyers. At the same time, the Group helps dealers increase their sales and source additional car buyers for them. The Group also enables automobile trading transactions for registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. The Group launched its car trading transaction platform, which allows dealers to conveniently source cars, manage inventory and engage potential car buyers. Such full-process services significantly strengthen the relationships with dealers, which in turn enhance the value of Cango platform to financial institutions, car buyers and OEMs.

As of December 31, 2022, the Group’s dealer network was comprised of 42,549 registered dealers. Among these dealers, there were 10,112 registered dealers on Cango Haoche app and mini-program and 4,492 registered dealers on Cango U-Car mini-program as of December 31, 2022. As of the same date, such extensive dealer network covered 321 cities and all province-level administrative regions in China.

The Group manages the dealer network through a dedicated in-house sales team of 217 employees as of December 31, 2022. Responsibilities of the sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. Responsibilities of regional offices include management of regional dealer networks, management of sales team and organizing regional marketing campaigns. Responsibilities of headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. The Group has implemented an incentive scheme for members of the sales team based on their performance, and monitors performance data on a real-time basis through the electronic sales management system.

The sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China, and the Group continually updates this list based on information obtained from third parties such as OEMs and government sources. Based on the list, the Group analyzes the penetration rate of existing dealer network in each region, screen dealers which are suitable for the dealer network and proactively engage these dealers.

To ensure the quality of the dealer network as well as prevent potential fraud risk, the Group has implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operation history, scale, location and various other factors. The Group maintains an internal blacklist of fraudulent dealers, and also uses a third-party database to identify whether a dealer has been involved in significant lawsuits. The screening procedure involves an on-site visit, during which the sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. The sales team records its findings electronically in the sales management system and submits the findings electronically to supervisors based in the headquarters, who make the final decision as to whether the dealer can join the Group’s network.

Through such sales management system, the Group constantly monitors and evaluates the performance of all registered dealers, including factors such as their productivity and credit quality of financing transactions originated through them. To maintain operational efficiency, the Group terminates relationships with registered dealers that fail to meet the performance expectations.The following table sets forth a breakdown of the number of registered dealers in the Group’s dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2020		2021		2022
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	13,014	26.8	13,400	29.2	11,268	26.5
Lower-tier cities	35,473	73.2	32,530	70.8	31,281	73.5

Total	48,487	100.0	45,930	100.0	42,549	100.0

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

	As of December 31,
	2020		2021		2022
	Number	%	Number	%	Number	%
4S dealers	9,214	19.0	9,844	21.4	9,011	21.2
Non-4S dealers	39,273	81.0	36,086	78.6	33,538	78.8

Total	48,487	100.0	45,930	100.0	42,549	100.0

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

•

Dealer financial manager model. A certain number of dealers, especially 4S dealers, employ dealer financial managers, who have received training from the Group with respect to the automotive financing solutions on Cango platform. Dealer financial managers are capable of explaining the terms of the Group’s automotive financing solutions to prospective car buyers and addressing their questions. As such, the Group’s sales team is generally not directly involved in credit origination under this model. The dealer financial managers are responsible for assisting prospective car buyers in completing the credit applications and submitting them to the Group’s credit assessment team.

•

Sales agent model. As the Group expands into certain cities, it may collaborate with local sales agents that already have established local dealer networks. The Group provides trainings to sales agents’ employees with respect to the automotive financing solutions on Cango platform. Sales agents are responsible for explaining the terms of the automotive financing solutions to prospective car buyers and collecting credit applications from them. The Group’s sales staff screens these sales agents to evaluate their qualifications, and the Group only works with sales agents who we believe will interact with prospective car buyers professionally. Sales agents receive service fees from financial institutions and, in some instances, from the Group as well. The Group does not collaborate directly with dealers under this model.

The following table sets forth a breakdown of the number of registered dealers by dealer coverage model, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,
	2020		2021		2022
	Number	%	Number	%	Number	%
Self-operated sales model	45,990	94.9	43,578	94.9	40,919	96.2
Dealer financial manager model	1,958	4.0	2,302	5.0	1,611	3.8
Sales agent model	539	1.1	50	0.1	19	*

Total	48,487	100.0	45,930	100.0	42,549	100.0

*	less than 0.1%.

The following table sets forth the breakdown of the total amount of financing transactions facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions facilitated, for the periods presented.

	For the year ending December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Self-operated sales model	25,364,140	91.6	24,764,261	82.2	2,593,397	376,007	91.4
Dealer financial manager model	2,270,661	8.2	5,358,832	17.8	245,430	35,584	8.6
Sales agent model	62,938	0.2	4,488	*	—	—	—

Total	27,697,739	100.0	30,127,581	100.0	2,838,827	411,591	100.0

*	less than 0.1%.

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

Financial Institutions

Financial institutions are important business partners to Cango platform. Third-party financial institutions fund a major portion of financing transactions that the Group facilitates to car buyers, and the Group also facilitates financing leases funded by Shanghai Chejia. The Group collaborates with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership model, respectively. The Group receives service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2022, the Group was in collaboration with 13 third-party financial institutions.

The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	For the year ending December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	17,248,796	62.3	24,479,446	81.3	2,347,394	340,340	82.7
Co-partnership model	9,912,405	35.8	4,557,333	15.1	415,614	60,258	14.6

Total financing transactions funded by third-party financial institutions	27,161,201	98.1	29,036,779	96.4	2,763,008	400,598	97.3
Financing transactions funded by Shanghai Chejia	536,538	1.9	1,091,415	3.6	75,819	10,993	2.7

Total	27,697,739	100.0	30,128,194	100.0	2,838,827	411,591	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	29,367,657	67.5	35,167,521	75.3	20,164,404	2,923,564	78.9
Co-partnership model	12,311,059	28.3	9,978,465	21.4	4,588,406	665,256	17.9

Total outstanding principal of financing transactions funded by third-party financial institutions	41,678,716	95.8	45,145,986	96.7	24,752,810	3,588,820	96.8
Outstanding principal of financing transactions funded by Shanghai Chejia	1,826,119	4.2	1,556,068	3.3	828,444	120,113	3.2

Total	43,504,835	100.0	46,702,054	100.0	25,581,254	3,708,933	100.0

Direct Partnership Model

Under the direct partnership model, the Group cooperates with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which the Group would in turn facilitate. Recognizing the strategic value of such commitment, the Group connects its IT system directly with the financial institution, which allows the Group to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. The Group currently maintains such arrangements with 12 financial institutions, such as Bank of Shanghai, MYbank, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Financing transactions relating to the collaboration with Bank of Shanghai and MYbank accounted for a major portion of the financing transactions facilitated under direct partnership model in 2022.

Pursuant to the agreements with MYbank, the Group collaborates with MYbank to facilitate financing transactions funded by a major commercial bank for car buyers. The Group receives service fees for customer referral, customer consultation, customer repayment reminder, assistance in loan collection and other services, as well as vehicle value assessment from MYbank based on a percentage of the outstanding balance of relevant financing transactions. While MYbank offers such major commercial bank risk assurance up to a certain percentage of the total principal amount of financing transactions facilitated under such arrangement, the Group, in turn, is obligated to compensate MYbank for its payouts in connection with such obligation. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with MYbank is one year from June 2022 and can be automatically renewed for another year after consensus and written confirmation by all parties.

Pursuant to the agreement with Bank of Shanghai, the Group receives service fees for industry information services, auto finance business services, management services for personal consumption loans, and other services. The Group is obligated to repay the overdue loans upon certain specified events of default by car buyers. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with Bank of Shanghai expired on December 31, 2022 and has been automatically renewed for three years. The agreement may be terminated for cause, such as breach of contract or liquidation or dissolution. The agreement with Bank of Shanghai may also be terminated without cause by 90 days’ written notice.

Co-partnership Model

The Group started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Pursuant to the agreements with WeBank, WeBank pays the Group service fees for credit origination, credit assessment and credit servicing based on a percentage of the outstanding balance of relevant financing transactions. In addition, for certain arrangements, the Group is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers up to a certain percentage of the total outstanding amount of financing transactions facilitated under such arrangements. After purchasing such financing receivables, security interest in the relevant collateral is also transferred to the Group. The agreements’ term expired in April 2023 and has been automatically renewed for one year. The agreements may be terminated by either party for cause, such as breach of contract.

Financing Leases

Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. In 2021 and 2022, the amount of financing leases funded by Shanghai Chejia was RMB1,091.4 million and RMB75.8 million (US$11.0 million), respectively. As of December 31, 2021 and 2022, the outstanding principal of financing leases funded by Shanghai Chejia was RMB1,556.1 million and RMB828.4 million (US$120.1 million), respectively.

Car Buyers

The Group seeks to deliver automotive financing solutions to creditworthy car buyers who are underserved by traditional financial institutions. Leveraging the resources on Cango platform, the Group offers car buyers automotive financing solutions that make their dream of purchasing a car a reality. In addition to automotive financing solutions, Cango platform also offers financing related value-added services and facilitates after-market services such as insurance products.

A majority of car buyers that the Group serves are from lower-tier cities. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to the lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities. The Group acquires car buyers primarily through registered dealers. In 2021 and 2022, the Group facilitated a total of 318,772 and 30,983 financing transactions, respectively.

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

Other Platform Partners

•

Insurance Brokers and Companies: The Group is able to provide access to a large number of car buyers for insurance brokers and companies, making Cango a natural and highly efficient partner for them to promote their insurance products. The insurance products currently offered through Cango platform are related to accident insurances, automotive insurances and other automotive related insurance services. The Group plans to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•

OEMs: Some of the financing transactions facilitated are part of OEM-sponsored subsidy programs. The Group enables collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. Cango platform creates significant value for OEMs by helping them extend their sales channels through the Group’s vast dealer network, and the Group’s automotive financing solutions make their cars more affordable to prospective car buyers. The Group plans to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, the Group expects to seize new market opportunities while improving credit performance through such strategy. The Group started to significantly expand the number of automobile trading transactions in the third quarter of 2020. In connection with such transactions, the Group purchases cars from OEMs based on orders from dealers and on-sells cars to the relevant dealers, aiming to help OEMs better address market demands across China, especially in lower-tier cities.

Credit Underwriting and Risk Management

The Group views credit underwriting and risk management as important components of its business operations. It undertakes these functions as part of facilitating automotive financing.

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

(2)

After the credit application is approved, the car buyer enters into a loan agreement with the financial institution. The car buyer is required to make the down payment to the dealer. On behalf of the car buyer, the financial institution pays the remainder of the purchase price to the dealer.

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

The Group also facilitates financing leases, which are mainly structured using sale-and-leaseback method. The Group applies the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Chejia takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor. The lessor then leases the car back to the relevant car buyer in return for monthly lease payments. The typical process of a financing lease using the sale-and-leaseback method includes the following components:

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

Credit Assessment Model

Credit assessment forms the foundation of the Group’s risk management efforts. The Group takes a prudent approach to credit assessment, relying on credit assessment model and have the credit assessment team conduct a manual evaluation when necessary. The Group continuously refines its credit assessment model, and aims to maintain low overdue ratios for the financing transactions facilitated through Cango platform. M3+ overdue ratio for all financing transactions facilitated and remained outstanding was 0.86% and 1.38% as of December 31, 2021 and 2022, respectively.

Such credit assessment model builds on machine learning algorithms, including logistic regression and gradient boost decision tree, and is continuously optimized using transaction data gained over time. The model analyzes a large amount of multi-dimensional applicant information, including credit data, personal data and behavioral data. The applicant is required to provide certain information as part of the credit application, such as his or her residential address, education level and marital status. The applicant also submits copies of his or her PRC identity card and driver’s license. In addition, the Group obtains applicants’ consents for collecting information from third-party sources. For more details on technologies utilized in credit assessment, see “—Our Technology System.”

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

Financing Terms

Financing transactions facilitated through Cango platform are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Chejia:

•

Down payments. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2020, 2021 and 2022.

•

Principal. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB54,296 to RMB102,798 in 2020, RMB50,400 to RMB100,000 in 2021 and RMB74,900 (US$10,859) to RMB150,000 (US$21,748) in 2022.

•

Interest rate. Annual interest on most of the financing transactions facilitated in 2020 ranged from 8.71% to 9.99%. Annual interest on most of the financing transactions facilitated in 2021 ranged from 8.11% to 9.99%. Annual interest on most of the financing transactions facilitated in 2022 ranged from 7.81% to 9.99%. Besides interest, financial institutions do not charge car buyers additional fees.

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

(4)

Recovery. If a car buyer is unable make repayments, the Group may negotiate with the car buyer and settle the outstanding amount by recovering the car collateral. For the financing transactions funded by financial institutions, the Group obtains their authorizations before recovering the car collateral.

(5)

Disposal. After cars are recovered, the Group stores them in warehouses leased by the Group. The Group conducts on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. The Group will then sell the cars.

(6)

Legal actions. If the Group is unable to recover collateral from a delinquent borrower, it may commence a lawsuit against the borrower. The Group has access to a nationwide network of external counsel who can represent it on such lawsuits at a reasonable cost. The Group views the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Technology System

The Group’s technology system, which supports all key operations of Cango platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Such technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. Built on modular architecture, the system can easily expand to enable new business functions, connect new platform participants, and interact with these new participants. Such technology system also allows the Group to achieve high operational efficiency.

Technology is embedded into each of the business lines’ operational processes, including:

•

Car trading transaction platform. The Group launched its car trading transaction platform as a comprehensive tool kit to address dealers’ pain points. Such car trading transaction platform allows dealers to conveniently (i) source cars from Cango platform, (ii) manage inventory on their enterprise resource planning systems and (iii) engage potential car buyers. Specifically, the Group developed Cango Haoche app, a mobile application which provides dealers with a one-stop and comprehensive new cars trading solution and Cango U-Car app, a mobile application which provides dealers with streamlined used-car transaction services.

•

Integration with financial institutions. The IT system is highly integrated with those of financial institutions with which the Group directly collaborates. It typically takes the Group two months to establish an integrated connection with a financial institution’s core banking system. Powered by this system, it only takes less than two hours on average from submission of credit application to provision of credit decision. In some instances, credit decisions can be provided in less than half an hour.

•

Credit assessment and data security. The credit assessment model is based on various algorithms such as the gradient boosting decision tree and processes a large amount of data the Group collects from car buyers, both directly from their applications and indirectly from third-party sources with their consents. The credit decision engine was customized by in-house research and development team. To prevent identity theft, the Group utilizes facial recognition technology, through which an applicant’s image can be compared in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. The Group stores its data and transmits such data to financial institutions in an encrypted form. The Group has also created controls to limit employee access to such information and monitor access.

Additionally, the Group has focused on developing infrastructure technologies in the following major areas to support the overall business functions.

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

Big data analytics: The Group collects data from car buyers through the credit application process. The Group also collects data from third-party sources with car buyers’ consents. The Group continuously enhances its level of automation through big data analysis and machine learning. Leveraging its database, the Group aims to expand the application of big data analysis in the key aspects of operations, such as sales, credit assessment and delinquent asset management, while complying with the applicable laws and regulations.

The in-house research and development department comprised 102 employees as of December 31, 2022, including core team members with extensive experience with leading internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

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

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect its proprietary rights. The Group has registered 12 trademarks in the PRC, including “CANGO Management 灿谷管理.” The Group is the registered holder of 29 domain names in the PRC, such as cangoonline.com. The Group has 83 registered software copyrights relating to its mobile applications.

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

Insurance

The Group provides social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. The Group also purchased additional commercial health insurance to increase insurance coverage of employees. The Group does not maintain business interruption insurance or general third-party liability insurance, nor does it maintain product liability insurance or key-man insurance. We consider such insurance coverage to be sufficient for the Group’s business operations in China.

PRC Licenses, Permissions and Approvals

The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including (i) the VATS license held by Shanghai Yungu to conduct the internet content provider (ICP) services and online data and transaction processing services, (ii) the VATS license held by Shanghai Yungu to conduct the service provider (SP) services, (iii) the filing with Shanghai Administration for Market Regulation by Shanghai Yungu to conduct used-car transaction services, (iv) the filing with Shanghai Municipal Commission of Commerce by Shanghai Yungu to conduct auction business, (v) the governmental approval for and the license held by Cango Financing to conduct financing guarantee service, and (vi) the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—Regulations—M&A Rules and Overseas Listings” and “—Regulations—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection” below. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementationand enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that the Group has obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, or the New Administrative Measures, which aim to strengthen the regulation of financing lease companies. The New Administrative Measures clarify and enumerate the scopes of the financing lease business activities, the leased properties and the activities prohibited to be conducted by the financing lease companies, and set forth the regulatory indexes applicable to financing lease companies including, among others, (i) the assets for financial leasing and other lease arrangements accounting for not less than 60% of the total assets of a financial leasing company; (ii) the risk assets of a financing lease company not exceeding eight times of its total net assets, and the term “risk assets” of a financing lease company refers to its total assets, net of cash, bank deposits, Chinese treasury bonds; (iii) the fixed-income securities investment business carried out by a financial leasing company not exceeding 20% of its net assets. The New Administrative Measures also provide that a financial leasing company established before the implementation of these measures including the Group shall meet the relevant requirements within the transition period prescribed by the relevant provincial financial regulatory authority, which in principle will not exceed three years, subject to extension by the provincial financial regulatory authorities. In addition, the New Administrative Measures require provincial governments to formulate local implementing rules in accordance with the measures, make appropriate adjustments to the regulatory standards according to the local conditions, and report the same to the CBIRC for record-filing.

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

On November 7, 2016, the SCNPC issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law requires that network operators set up internal security management systems that meet the requirements of a classified protection system for cybersecurity purpose, including appointing dedicated personnel in charge of cybersecurity, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes an obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for the purpose of national security. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure,” which include a requirement to store personal information and important business data within the PRC and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in severe damage to national security, economy, people’s livelihoods, or public interest. Furthermore, on September 12, 2022, the CAC released the Draft Amendment to the Cybersecurity Law, which increases the legal liability for violations under the current Cybersecurity Law, integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the Amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provide detailed procedures on facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded and exclude anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within PRC, for analyzing or evaluating the behaviors of natural persons located within PRC, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules or collective contracts made and executed in accordance with laws; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by the individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to a separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Network Data Security for public comment until December 13, 2021, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect the Group’s business operation and the value of our securities.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2021 and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) as promulgated by the National Development and Reform Commission and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Foreign Investment Restriction on VATS

According to the 2021 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022 and replaced the previous version afterwards, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%, except for e-commerce, domestic conferencing, store-and-forward, and call center services. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises removed the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the currently effective version.

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

Regulations Related to Used Automobiles Transaction Business

On August 29, 2005, the MOFCOM, the Ministry of Public Security, the SAIC, and State Administration of Taxation together promulgated the Measures for the Administration of the Circulation of Used Automobiles, which were amended on September 14, 2017. On November 22, 2005, the MOFCOM further promulgated the Notice on Issues Concerning the Implementation of the Measures for the Administration of the Circulation of Used Automobiles. According to aforesaid regulations, the term “business operators of used automobiles” refers to the enterprises that have gone through the registration formalities according to law with the administration for market regulation and undertake the retail, auction, brokerage, authentication and evaluation of used automobiles. After obtaining the business license from the local administration for market regulation, the business operators of used automobiles shall also file for record with the provincial commerce administration within two months. In addition, on September 6, 2020, the MOFCOM and the Ministry of Public Security promulgated the Circular on Improving the Administration of the Record-filing of Participants of the Used Automobile Market and Automobile Transaction Registration, which provides that an enterprise that files a record shall truthfully provide its corporate name, social credit code, address and other business information. All local competent commerce departments shall take effective measures, strengthen the intensity and frequency of law enforcement inspections on sales enterprises and the trading market, and investigate and punish illegal activities in accordance with the laws and regulations. Enterprises which fail to make filing as required shall be dealt with in accordance with the laws and regulations, and the competent commerce departments shall impose restrictions in the pilot demonstration work, and may give warnings, etc.

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

Furthermore, on December 30, 2022, the Standing Committee of the National People’s Congress of China released the draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

M&A Rules and Overseas Listings

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

Certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the establishment of relevant regulatory systems for prevention and resolution of the risks and contingencies faced by China-based overseas-listed companies, amending the special provisions of the State Counsel on overseas offering and listing by companies limited by shares, and clarifying the responsibilities of administrative and regulatory authorities.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of regulatory rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment and (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality and Archives Administration Provisions, which took into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority. In the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

C.	Organizational Structure

The following diagram illustrates the Group’s corporate structure. The following diagram omits certain entities that are immaterial to the Group’s results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, the consolidated VIEs and their shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Cango Inc., which does not conduct operations.
(2)

Min Gu and Meng Xu hold 99.0% and 1.0% equity interest in Shanghai Yungu, respectively. Both Min Gu and Meng Xu are the Group’s employees. Shanghai Yungu is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest. Shanghai Yungu is primarily involved in operating the Cango Haoche app and Cango U-Car app.

(3)

Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P., the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively holding 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Shanghai Cango is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest.

(4)

Includes 21 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.

(5)

Primarily involved in the operation of the Group’s automobile trading, including purchasing cars from OEMs to facilitate the sales of such cars to registered dealers. One subsidiary, Shanghai Quanpin Insurance Brokerage Co., Ltd., wholly owns Fushun Insurance Brokerage Co., Ltd., which operates the Group’s insurance brokerage business. Shanghai Cango Network Technology Co., Ltd. was formerly known as Shanghai Cango Automobile Sales Services Co., Ltd.

(6)

Includes eight subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, one of our consolidated VIEs, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is the Group’s consolidated affiliate.

Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. Cango Inc. is a Cayman Islands holding company. We currently engage in VATS business, namely value-added online services for platform participants through Shanghai Yungu, one of our consolidated VIEs. We control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

•	receive substantially all the economic benefits of our consolidated VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of our consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the consolidated VIEs and their subsidiaries for accounting purposes. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Can Gu Long and our consolidated VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Can Gu Long, the consolidated VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges in respect of the consolidated VIEs’ equity interests would not be deemed validly created until they are registered with the local administration for market regulation.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If any of our consolidated VIEs or their shareholders fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. We have been advised by our PRC legal counsel, Fangda Partners, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating the Group’s business do not comply with PRC government restrictions on foreign investment in the aforesaid business the Group engages in or other applicable PRC laws, regulations and rules, the Group could be subject to severe penalties including being prohibited from continuing operations.

Furthermore, there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. Under PRC laws, rulings by arbitrators are final, and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to allow us to receive economic benefits from our consolidated VIEs, and the Group’s business, financial condition and results of operations may be materially and adversely affected. For additional information, see “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Nevertheless, arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among (i) our wholly-owned subsidiary, Can Gu Long, Shanghai Cango, and its subsidiaries, and the shareholders of Shanghai Cango and (ii) Can Gu Long, Shanghai Yungu and the shareholders of Shanghai Yungu.

Contractual Arrangements with Shanghai Cango and Its Shareholders

Equity Interest Pledge Agreements

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

Exclusive Business Cooperation Agreement

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

Exclusive Option Agreement

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

Contractual Arrangements with Shanghai Yungu and Its Shareholders

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each shareholder of Shanghai Yungu, has pledged all of such shareholder’s equity interest in Shanghai Yungu as a security interest, as applicable, to respectively guarantee Shanghai Yungu and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Shanghai Yungu or any of its shareholders breaches their contractual obligations under these agreements, Can Gu Long, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Can Gu Long’s rights include being paid in priority with the equity interest of Shanghai Yungu based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Shanghai Yungu agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Can Gu Long, except for the performance of the relevant contractual agreement. Can Gu Long is entitled to collect dividends distributed on the equity interest of Shanghai Yungu, and Shanghai Yungu’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Can Gu Long. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid. We have registered pledges of equity interest of shareholders in Shanghai Yungu with the relevant offices of the administration for market regulation in accordance with the PRC Civil Code.

Power of Attorney

Pursuant to the power of attorney, each shareholder of Shanghai Yungu has irrevocably authorized Can Gu Long to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Yungu during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Yungu, including without limitation to: (1) attending shareholders’ meetings of Shanghai Yungu; (2) exercising all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and Shanghai Yungu’s articles of association, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole; and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Shanghai Yungu. During the period that such shareholders remains a shareholder of Shanghai Yungu, the power of attorney shall be irrevocable and continuously effective and valid from the date of execution of the power of attorney.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement, Shanghai Yungu appoints Can Gu Long as its exclusive services provider to provide Shanghai Yungu with comprehensive technical support, consulting services and other services during the term of the exclusive business cooperation agreement. In consideration of the services provided by Can Gu Long, Shanghai Yungu shall pay Can Gu Long fees equal to 100% of the consolidated basis net income of Shanghai Yungu, which equals the balance of the gross income less the costs of Shanghai Yungu acceptable to Can Gu Long and Shanghai Yungu. Can Gu Long shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreement. In addition, Shanghai Yungu grants to Can Gu Long an irrevocable and exclusive option to purchase from Shanghai Yungu and any other subsidiary controlled by Shanghai Yungu, at Can Gu Long’s sole discretion, any or all of the assets and business of Shanghai Yungu, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive business cooperation agreement or terminated in writing by Can Gu Long, the exclusive cooperation agreement shall remain effective.

Exclusive Option Agreement

Pursuant to the exclusive option agreement, each of Shanghai Yungu’s shareholders have irrevocably granted Can Gu Long an irrevocable and exclusive right to purchase, or designate one or more persons agreed by the board of directors of Can Gu Long to purchase the equity interests in Shanghai Yungu then held by its shareholders once or at multiple times at any time in part or in whole at Can Gu Long’s sole and absolute discretion to the extent permitted by PRC law. The minimum price regulated by PRC law shall be the purchase price. Shanghai Yungu and its shareholders have agreed that, without Can Gu Long’s prior written consent, Shanghai Yungu shall not in any manner supplement, change or amend the articles of association of Shanghai Yungu, increase or decrease its registered capital, change its structure of registered capital in other manners, sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Shanghai Yungu held by such shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement and the power of attorney. Shanghai Yungu’s shareholders shall promptly donate any profit, interest, dividend or proceeds of liquidation to Can Gu Long or any other person designated by Can Gu Long to the extent permitted under applicable PRC laws. This agreement will remain effective until all equity interests of Shanghai Yungu held by its shareholders have been transferred or assigned to Can Gu Long or its designated person(s).

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to each consolidated VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to each consolidated VIE to the extent permissible under the applicable laws and regulations of the Cayman Islands and the PRC, regardless of whether such consolidated VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from the relevant consolidated VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Can Gu Long, the relevant consolidated VIE and its shareholders until the date on which all of the equity interests of such consolidated VIE have been acquired by Can Gu Long or its designated representative(s).

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and proceeds from the issuance of equity or debt securities in the future.

D.	Facilities

The Group’s corporate headquarters are located in Shanghai, China, where it leases approximately 8,388 square meters of office space. The Group also maintains leased properties of approximately 5,372 square meters of office space in 18 other cities as regional offices. In addition, the Group leased approximately 480,000 square meters of 96 warehouses in 31 provinces of China. We believe that the Group will be able to obtain adequate facilities, principally by lease, to accommodate future expansion plans.

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

Automobile Trading Solutions

The Group enables automobile trading transactions among platform participants by providing car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services are accessible primarily through two apps: Cango Haoche app, which provides new-car transaction services, and Cango U-Car app, which provides used-car transaction services. The Group’s automobile trading solutions enable transactions among dealers, as well as those between dealers and OEMs. The Group takes limited inventory risk, as the Group first aggregates demand from dealers, and then makes bulk purchase of cars from OEMs and arranges delivery of cars to the dealers. The Group also owns used cars from cars disposed by individual car buyers who have used the Group’s automotive financial services in the past. The transaction facilitation services connect dealers looking for cars with dealers wishing to supply cars. The Group’s dealer network consisted of 42,549 registered dealers as of December 31, 2022 and places the Cango platform at the center of automotive transaction value chain. In 2022, the Group’s automobile trading solutions enabled 16,418 new car transactions with a total transaction value of RMB1,596.3 million (US$231.4 million).

Automotive Financing Facilitation Services

The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing. The Group creates value proposition for financial institutions, as it brings underserved customers in lower-tier cities to financial institutions, as well as offers integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. The Group has established in-depth collaboration with 13 third-party financial institutions through two models, which we refer to as the direct partnership model and co-partnership model. The Group also creates value proposition for car buyers, as it provides car buyers with comprehensive one-stop services. The Group facilitated the financing of 30,983 new and used car purchases with a total amount of financing transactions of RMB2.8 billion (US$0.4 billion) in 2022.

After-market Services Facilitation

The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2022, the Group collaborated with 14 insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and other automotive related insurance services, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties and car customization services.

The Group receives sales revenue and fee income for its automobile trading solutions. In automotive financing, the Group charges financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. For the after-market services, the Group earns fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and other automotive related insurance services.

Key Factors Affecting Our Results of Operations

Solution and Service Offerings and Pricing

The Group’s revenue depends on its ability to improve existing solutions and services, continue identifying evolving business needs, refine collaboration models with business partners and provide value-added services. The Group’s revenue also depends on its abilities to effectively price solutions and services and monetize new business opportunities. The Group drives a significant portion of its revenues from automotive transaction value chain. As such, its financial performance depends in part on the ability to attract and maintain dealers and collaborate with OEMs to provide dealers with sufficient car sources at attractive prices. The Group’s ability to aggregate dealer’s demand enables the Group to obtain favorable car purchase price from OEMs, which further improve dealers’ loyalty to the Group’s automobile trading platform. In addition, the growth of the Group’s transaction facilitation services depends on, among others, the Group’s ability to efficiently matching selling dealers with buying dealers and providing logistics and related financial services that effectively support the transaction between dealers.

The Group historically derived a major portion of its revenues from automotive financing facilitation services. As such, its financial performance depends in part on the ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. Due to the Group’s strategic decision to focus on automobile trading solutions, the Group expects to facilitate fewer financing transactions in the future, which would result in decreases in the Group’s loan facilitation income and leasing income. In addition, the Group may experience an increase in net loss as a result of the strategic shift.

Covering the key components of the automotive transaction value chain, the Group also derives revenue from after-market service facilitation. Such business initiatives, and the ability to execute them, may affect future business growth and profitability. Since the Group’s new solution and service offerings may have different pricing strategies and cost structures, expansion of business and changes to revenue mix may affect financial position and profitability going forward.

Car Buyer Engagement and Dealer Network

The Group’s revenue also depends on its car buyer base and the corresponding amount of automotive financing solutions facilitated through Cango platform. The Group engages car buyers primarily through the network of registered dealers. The Group’s ability to expand car buyer base depends on the size and quality of registered dealer network as well as the ability to expand such network nationwide in China. The Group plans to further expand existing dealer network and strengthen the partnerships with existing dealers. A dealer may receive commissions from the Group or the relevant financial institution, depending on the arrangement among the Group, the dealer and the relevant financial institution. Commissions paid by the Group are recorded as cost of revenue. The Group’s costs related to car buyer engagement also consist of personnel costs of in-house direct sales team, which was comprised of 217 professionals as of December 31, 2022 and is responsible for either directly managing registered dealers or providing training and supervision to dealer financial managers employed by registered dealers or sales agents. The ability to deploy such direct sales team to manage registered dealer network in a cost-efficient manner will affect the Group’s financial performance.

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

In an effort to halt the outbreaks of COVID-19, the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods from January 2020 to December 2022, which adversely affected the Group’s business and results of operations. Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. Nonetheless, the Group may be affected by any future COVID-19 outbreaks in China.

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

Ability to Retain Existing Financial Institutions and Engage New Financial Institutions

The Group’s ability to retain existing financial institutions it collaborates with and engage new financial institutions is important for the Group’s business. The Group needs to continue to provide high quality solutions and services to financial institutions, which will affect whether they will continue to fund automotive financing solutions facilitated through Cango platform. In addition, the collaborations with financial institutions may be affected by factors beyond the Group’s control, such as whether automotive financing solutions are perceived as an attractive asset class, operational disruption of financial institutions, general economic conditions and the regulatory environment. The Group’s ability to diversify financial institution base will enhance the overall stability and sufficiency of funding to facilitate automotive financing transactions.

Ability to Perform Credit Assessment and Delinquent Asset Management Effectively

The Group’s automotive financing facilitation services primarily include credit origination, credit assessment, credit servicing and delinquent asset management for financial institutions. Although financial institutions have their own risk management procedures and make the ultimate decisions as to credit approvals, the default of a financing transaction facilitated through Cango platform may still lead to reputational damage or direct economic loss, depending on the funding model for the relevant automotive financing solutions. The quality of the Group’s risk management efforts thus affects its results of operations. The Group’s arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on the Group’s financial position and results of operations for such period.

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

Ability to Compete Effectively

The Group’s business and results of operations depend on its ability to compete effectively. The competitive position may be affected by, among other things, service quality and ability to price solutions and services competitively. The Group will continue to invest in technologies to improve service quality and user experience. The Group aims to enhance the speed in processing and aggregating dealers’ orders for its car sourcing services and improve the efficiency in matching selling dealers and buying dealers for its transaction facilitation services. As new competitors or new solutions and services emerges that compete with the Group’s, it will need to continue to introduce new solutions and services or enhance existing ones to attract dealers, financial institutions, car buyers and other industry participants. Whether and how quickly the Group can do so will have a significant impact on its financial performance.

Transaction Volume Metrics

The Group regularly reviews a number of transaction volume metrics, including the following metrics, to monitor transaction volume, identify trends, formulate financial projections and make strategic decisions. We believe that these transaction volume metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in the automotive transaction industry.

The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
Number of financing transactions facilitated	329,293	318,772	30,983
Number of automobile trading transactions	4,999	23,166	16,418

The table below sets forth a breakdown for the amount of financing transactions facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Outstanding principal of financing transactions facilitated	43,504,835	46,702,054	25,581,254	3,708,933
Amount of financing transactions facilitated	27,697,739	30,128,194	2,838,827	411,591

We define “financing transactions” as loans and financing leases. Financing transactions facilitated include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions facilitated in a specified period.

Credit Performance Metrics

As of December 31, 2022, the total outstanding balance of financing transactions for which the Group is not obligated to bear credit risk was RMB3.7 billion (US$0.5 billion), representing 14.6% of the total outstanding balance of financing transactions facilitated. The remainder was funded by either (i) financial institutions from which the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, the Group’s consolidated affiliate.

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. Amounts which are 180 calendar days or more past due are deducted from exposure at risk, as such amounts are typically charged off by third-party financial institutions. However, the relevant financial institutions may follow charge-off policies that differ from such practice. We believe that these credit performance metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in the automotive transaction industry.

The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all financing transactions which the Group facilitated and remained outstanding as of the specified dates.

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2020				2021				2022
	(%)
M1+ overdue ratio	2.00	1.59	1.11	0.98	1.23	1.35	1.58	1.62	1.76	2.21	2.44	2.61
M3+ overdue ratio	0.56	0.84	0.53	0.42	0.54	0.69	0.76	0.86	0.80	1.07	1.27	1.38

M1+ overdue ratio increased from 1.62% as of December 31, 2021 to 2.61% as of December 31, 2022, and M3+ overdue ratio increased from 0.86% as of December 31, 2021 to 1.38% as of December 31, 2022, which is primarily due to the impact of an underperforming macro-economy and is consistent with the conditions in China’s consumer credit market in 2022, as the COVID-19 pandemic adversely affected borrowers’ ability to repay.

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

	As of /For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	259,952	460,829	699,023	101,349
Fair value of risk assurance liabilities upon the inception of new loans	348,921	443,832	45,521	6,600
Performed risk assurance liabilities	(150,313)	(403,388)	(642,104)	(93,096)
Net loss/(gain) on risk assurance liabilities	2,268	197,750	299,863	43,476

Balance at the closing of the period	460,829	699,023	402,303	58,329

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

When the Group performs risk assurance obligation upon a car buyer’s default, it records a corresponding deduction to risk assurance liabilities. The Group performs risk assurance obligation by purchasing the relevant financing receivables. Upon recovery of a car, the Group derecognizes the financing receivable and records the recovered car at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet.

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

Non-GAAP Measures

We use adjusted net income/(loss), adjusted net income/(loss) per ADS-basic and adjusted net income/(loss) per ADS-diluted, which are non-GAAP financial measures, in evaluating the Group’s operating results and for financial and operational decision-making purposes. We believe that adjusted net income/(loss), adjusted net income/(loss) per ADS-basic and adjusted net income/(loss) per ADS-diluted help identify underlying trends in our business by excluding the impact of share-based compensation expenses relating to the Share Incentive Plan 2018, or the ESOP Expenses, which are non-cash charges. We believe that adjusted net income/(loss), adjusted net income/(loss) per ADS-basic and adjusted net income/(loss) per ADS-diluted provide useful information about the Group’s operating results, enhance the overall understanding of the Group’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Group’s management in its financial and operational decision-making.

Adjusted net income/(loss), adjusted net income/(loss) per ADS-basic and adjusted net income/(loss) per ADS-diluted are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Group’s operating performance, cash flows or its liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles the non-GAAP financial measures in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the year ended December 31,
	2018	2019	2020	2021	2022
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
	(in thousands, except for share and per share data)
Net income (loss)	306,924	404,859	3,373,420	(8,544)	(1,111,208)	(161,110)
Add: ESOP Expenses(1)	33,411	82,266	78,755	87,635	158,523	22,984

Adjusted net income (loss)	340,335	487,125	3,452,175	79,091	(952,685)	(138,126)
Less: Net income attributable to the non-controlling interest shareholders	4,232	13,945	3,902	—	—	—

Adjusted net income (loss) attributable to Cango Inc.’s ordinary shareholders	336,103	473,180	3,448,273	79,091	(952,685)	(138,126)

Adjusted net income (loss) per ADS-basic(2)	2.41	3.13	22.95	0.55	(6.95)	(1.01)
Adjusted net income (loss) per ADS-diluted(2)	2.39	3.12	22.69	0.54	(6.95)	(1.01)
Weighted average ADS outstanding—basic	139,578,372	151,208,676	150,242,430	144,946,453	137,042,445	137,042,445
Weighted average ADS outstanding—diluted	140,436,903	151,641,829	151,950,322	146,867,997	137,042,445	137,042,445

(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2021	2022
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
	(in thousands)
Cost of revenue	1,370	3,373	3,075	4,928	4,160	603
Sales and marketing	7,117	17,523	16,003	15,311	14,691	2,130
General and administrative	23,187	57,093	55,591	63,035	135,889	19,702
Research and development	1,737	4,278	4,085	4,361	3,782	548

ESOP Expenses	33,411	82,266	78,755	87,635	158,523	22,984

(2)	Each ADS represents two ordinary shares.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Automobile trading income	624,774	30.4	2,227,172	56.8	1,596,307	231,443	80.6
Loan facilitation income and other related income	891,837	43.5	1,233,556	31.5	146,429	21,230	7.4
Leasing income	286,079	13.9	251,295	6.4	155,522	22,549	7.9
After-market services income	241,193	11.8	193,787	4.9	71,457	10,360	3.6
Others	8,549	0.4	15,906	0.4	10,739	1,557	0.5

Total	2,052,432	100.0	3,921,716	100.0	1,980,453	287,139	100.0

Operating Cost and Expenses

The Group’s operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for credit losses.

Cost of Revenue

The Group’s cost of revenue consists of (i) cost of vehicle, (ii) cost for staff responsible for risk management and delinquent asset management, (iii) leasing interest expense, (iv) commission paid to car dealerships, (v) incentive fee to sales staff, and (vi) others. The following table sets forth components of the Group’s cost of revenue, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Cost of vehicle	619,227	30.2	2,210,715	56.4	1,580,779	229,191	79.8
Staff cost	73,975	3.6	105,771	2.7	105,613	15,312	5.3
Leasing interest expense (1)	132,323	6.4	119,693	3.1	61,129	8,863	3.1
Commission to car dealerships	117,986	5.7	375,703	9.6	26,757	3,879	1.4
Staff incentive	84,047	4.1	61,895	1.6	—	—	—
Others	70,563	3.4	84,233	2.1	55,812	8,093	2.8

Total	1,098,121	53.5	2,958,010	75.4	1,830,090	265,338	92.4

(1)	Leasing interest expense refers to interest expense on borrowings by the Group that are directly used to fund finance lease receivables.

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

China

Generally, our subsidiary, consolidated VIEs and subsidiaries of the consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. In April 2019, Shanghai Cango received the High and New Technology Enterprise (“HNTE”) certificate and is entitled to enjoy a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020. Fushun Insurance Brokerage Co., Ltd., a subsidiary of Shanghai Cango, was granted the HNTE certificate in March 2021 for the years ended December 31, 2020, 2021 and 2022.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Automobile trading income	624,774	30.4	2,227,172	56.8	1,596,307	231,443	80.6
Loan facilitation income and other related income	891,837	43.5	1,233,556	31.5	146,429	21,230	7.4
Leasing income	286,079	13.9	251,295	6.4	155,522	22,549	7.9
After-market services income	241,193	11.8	193,787	4.9	71,457	10,360	3.6
Others	8,549	0.4	15,907	0.4	10,739	1,557	0.5

Total revenues	2,052,432	100.0	3,921,716	100.0	1,980,453	287,139	100.0
Operating cost and expenses:
Cost of revenue	1,098,121	53.5	2,958,010	75.4	1,830,090	265,338	92.4
Sales and marketing	195,894	9.5	239,333	6.1	132,779	19,251	6.7
General and administrative	265,691	12.9	276,179	7.0	299,545	43,430	15.1
Research and development	62,596	3.0	70,279	1.8	45,959	6,664	2.3
Net loss on risk assurance liabilities	2,268	0.1	197,750	5.1	299,863	43,476	15.1
Provision for credit losses	109,565	5.3	203,415	5.2	319,360	46,303	16.1

Total operating cost and expenses	1,734,135	84.5	3,944,966	100.6	2,927,597	424,462	147.8

Income (loss) from operations	318,297	15.5	(23,250)	(0.6)	(947,143)	(137,323)	(47.8)
Interest income	34,901	1.7	26,373	0.7	43,733	6,341	2.2
Net gain (loss) on equity securities	3,353,381	163.4	(12,992)	(0.3)	(9,811)	(1,422)	(0.5)
Interest expense	(2,759)	(0.1)	(14,481)	(0.4)	(16,809)	(2,437)	(0.8)
Foreign exchange (loss) gain, net	(8,848)	(0.4)	1,351	*	5,918	858	0.3
Other income, net	49,139	2.4	41,912	1.1	52,067	7,549	2.6
Other expenses	(838)	*	(6,606)	(0.2)	(2,466)	(358)	(0.1)

Net income (loss) before income taxes	3,743,274	182.4	12,308	0.3	(874,511)	(126,792)	(44.2)
Income tax expenses	(369,854)	(18.0)	(20,853)	(0.5)	(236,697)	(34,318)	(12.0)

Net income (loss)	3,373,420	164.4	(8,544)	(0.2)	(1,111,208)	(161,110)	(56.1)
Less: Net income attributable to the non-controlling interest shareholders	3,902	0.2	—	—	—	—	—

Net income (loss) attributable to Cango Inc.’s ordinary shareholders	3,369,518	164.2	(8,544)	(0.2)	(1,111,208)	(161,110)	(56.1)

*	less than 0.1%.

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

Revenues. The Group’s revenues decreased from RMB3,921.7 million in 2021 to RMB1,980.5 million (US$287.1 million) in 2022, primarily due to the scale down of the Group’s financing facilitation business and a decrease in automobile trading volume, which was impacted by the pandemic and the underperforming macro-economy in 2022.

Operating cost and expenses. The Group’s total operating cost and expenses decreased from RMB3,945.0 million in 2021 to RMB2,927.6 million (US$424.5 million) in 2022, primarily due to a decrease in cost of vehicles which was in line with the decrease in automobile trading volume in 2022, and various cost saving strategies driven by efficiency improvement. The decreases were partially offset by the increase of net loss on risk assurance liabilities and provision for credit losses, mainly attributed to a sequential increase in default rate in the underperforming macro-economy in 2022.

•

Cost of revenue. The Group’s cost of revenue decreased from RMB2,958.0 million in 2021 to RMB1,830.1 million (US$265.3 million) in 2022, primarily due to a decrease in the amount of automobile trading transactions. The cost of revenue as a percentage of the Group’s total revenues increased from 75.4% to 92.4% during the same period, primarily due to a higher contribution from car trading transactions to total revenues. Car trading transactions normally present a higher cost-revenue ratio, thus pushing up the overall ratio.

•

Sales and marketing. The Group’s sales and marketing expenses decreased from RMB239.3 million in 2021 to RMB 132.8 million (US$19.3 million) in 2022, primarily due to the Group’s various cost saving initiatives in response to the decrease in revenue. The Group’s sales and marketing expenses as a percentage of the Group’s total revenues remained relatively stable at 6.1% in 2021 and 6.7% in 2022.

•

General and administrative. The Group’s general and administrative expenses increased from RMB276.2 million in 2021 to RMB299.5 million (US$43.4 million) in 2022, primarily due to an increase in non-cash expense of share-based compensation, partially offset by various cost saving measures. The Group’s general and administrative expenses as a percentage of the Group’s total revenues increased from 7.0% in 2021 to 15.1% in 2022.

•

Research and development. The Group’s research and development expenses decreased from RMB70.3 million in 2021 to RMB46.0 million (US$6.7 million) in 2022, primarily due to budget adjustments. The Group’s research and development expenses as a percentage of the Group’s total revenues remained relatively stable at 1.8% in 2021 and 2.3% in 2022.

•

Net loss on risk assurance liabilities. The Group’s net loss on risk assurance liabilities increased from RMB197.8 million in 2021 to RMB299.9 million (US$43.5 million) in 2022. The change was mainly due to a sequential increase in default rate over 2022.

•

Provision for credit losses. The Group’s provision for credit losses increased from RMB203.4 million in 2021 to RMB319.4 million (US$46.3 million) in 2022, primarily due to the impact of an underperforming macro-economy and the conditions in Chinese consumer credit market.

Interest income. The Group’s interest income increased from RMB26.4 million in 2021 to RMB 43.7 million (US$ 6.3 million) in 2022, primarily due to a higher amount of bank deposits along with an increase in interest rates.

Net loss on equity securities. The Group recognized a loss of RMB13.0 million in 2021 and a loss of RMB 9.8 million (US$1.4 million) in 2022, primarily due to the downward fluctuations of the market value of the Group’s equity investments in Li Auto in both years.

Interest expense. The Group’s interest expense increased from RMB 14.5 million in 2021 to RMB16.8 million (US$2.4 million) in 2022, primarily due to the increased amount of borrowings to enhance the automobile trading operations.

Foreign exchange gain, net. The Group recognized foreign exchange gain of RMB1.4 million in 2021 and of RMB5.9 million (US$0.9 million) in 2022, primarily due to the fluctuation of the foreign exchange rate of U.S. dollars against RMB in both years.

Other income, net. The Group’s other income increased from RMB41.9 million in 2021 to RMB52.1 million (US$ 7.5 million) in 2022, primarily due to the increase of tax refund and government subsidy.

Income tax expenses. The Group’s income tax expenses increased from RMB20.9 million in 2021 to RMB236.7 million (US$34.3 million) in 2022, primarily due to the write off of deferred tax assets associated with the Group’s risk assurance liabilities and provision for credit losses, considering the scaled down financing facilitation revenue in the foreseeable future not being sufficient to utilize such assets.

Net loss. As a result of the foregoing, the Group recognized a net loss of RMB8.5 million in 2021 and of RMB 1,111.2 million (US$161.1million) in 2022.

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

For a discussion of the Group’s results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 26, 2022.

B.	Liquidity and Capital Resources

The Group’s primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet its working capital and substantially all of its capital expenditure requirements.

In 2020, net cash used in operating activities was RMB621.6 million. In 2021, net cash used in operating activities was RMB404.4 million. In 2022, net cash used in operating activities was RMB567.4 million (US$82.3 million).

As of December 31, 2022, the Group had RMB3,223.9 million (US$467.4 million) in cash, cash equivalents, restricted cash and short-term investments and our consolidated VIEs had RMB1,745.4 million (US$253.1 million) of cash, cash equivalents, restricted cash and short-term investments.

As of December 31, 2022, the Group had cash and cash equivalents of approximately RMB378.9 million (US$54.9 million), as compared to cash and cash equivalents of approximately RMB1,434.8 million as of December 31, 2021. The Group’s cash and cash equivalents consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. The amounts of the cash and cash equivalent held by the consolidated VIEs were approximately RMB531.3 million and RMB268.6 million (US$38.9 million) as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, the Group had restricted cash of RMB903.6 million (US$131.0 million), including current portion of RMB152.7 million (US$22.1 million) and non-current portion of RMB750.9 million (US$108.9 million). The Group’s restricted cash consists of cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions and (ii) collateral for notes payable for automobile trading business. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from the Group’s deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by the Group after a specified delinquency period. Such restricted cash is not available to fund the Group’s general liquidity needs.

As of December 31, 2022, the Group had short-term investments of RMB1,941.4 million (US$281.5 million), primarily consisting of time deposits and structured deposits investments with original maturities of three months or more but less than one year and marketable securities with readily determinable fair value.

As of December 31, 2022, the Group had short-term debts of RMB349.3 million (US$50.6 million) and long-term debts of RMB641.0 million (US$92.9 million), including current portion of long-term debts of RMB565.1 million (US$81.9 million) and non-current portion of long-term debts of RMB75.9 million (US$11.0 million). The Group’s credit agreements do not contain any material debt covenants.

In addition, Shanghai Chejia obtains debt financing from several institutions. For further information as to the Group’s short-term and long-term debts, see Note 9 to the Group’s audited financial statements included elsewhere in this annual report.

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

Although we consolidate the results of our consolidated VIEs and their subsidiaries, we only have access to cash balances or future earnings of our consolidated VIEs and their subsidiaries through our contractual arrangements with our consolidated VIEs. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(621,612)	(404,390)	(567,385)	(82,263)
Net cash (used in)/provided by investing activities	(493,563)	2,661,223	1,959,529	284,105
Net cash used in financing activities	(380,822)	(1,946,434)	(2,990,209)	(433,540)
Cash, cash equivalents and restricted cash at beginning of the year	3,846,983	2,314,892	2,610,281	378,455
Cash, cash equivalents and restricted cash at end of the year	2,314,892	2,610,281	1,282,483	185,943

Operating Activities

Net cash used in operating activities was RMB567.4 million (US$82.3million) in 2022, primarily due to net loss of RMB1,111.2 million (US$161.1 million), adjusted for (i) deferred income tax expense of RMB371.3 million (US$53.8 million), (ii) provision for credit losses and other assets of RMB319.4 million (US$46.3 million), (iii) loss on risk assurance liabilities of RMB299.9 million (US$43.5 million), (iv) share-based compensation expense of RMB158.5 million (US$23.0 million), and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) a decrease in risk assurance liabilities of RMB596.6 million (US$86.5 million), primarily due to the fulfillment of the Group’s risk assurance obligations, (ii) an increase in financing receivables of RMB277.9 million (US$40.3 million), primarily due to an increase in amount of delinquent loan and debt securities the Group acquired in 2022 under contractual obligations, and (iii) an increase in other current and non-current assets of RMB370.3 million (US$53.7 million), primarily due to an increase in balances of advance payments and deposits to the suppliers of automobile trading businesses. Such changes in working capital were partially offset by (i) a decrease in contract assets of RMB651.6 million (US$94.5 million), primarily due to the loan facilitation service fees collected in 2022 for such services granted to customers in the years before.

Net cash used in operating activities was RMB404.4 million in 2021, primarily due to net loss of RMB8.5 million, adjusted for (i) deferred income tax benefit of RMB582.9 million, (ii) provision for credit losses and other assets of RMB203.4 million, (iii) loss on risk assurance liabilities of RMB197.8 million, (iv) share-based compensation expense of RMB87.6 million, and (v) changes in working capital. Adjusted for changes in working capital primarily consisted of an increase in other current and non-current liabilities of RMB773.5 million, primarily due to an increase in balances of advance payments and deposits from customers of automobile trading businesses. Such changes in working capital were partially offset by (i) an increase in contract assets of RMB679.4 million, due to the loan facilitation services provided to customers in 2021 and the service fees due after December 31, 2021, (ii) an increase in financing receivables of RMB217.3 million primarily due to an increase in amount of delinquent loan and debt securities the Group acquired in 2021 under contractual obligations, and (iii) an increase in other current and non-current assets of RMB180.9 million, primarily due to an increase in balances of advance payments and deposits to the suppliers of automobile trading businesses.

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

Investing Activities

Net cash provided by investing activities was RMB 1,959.5 million (US$284.1million) in 2022, primarily due to (i) maturities of held-to-maturity investment of RMB4,353.8 million (US$631.2 million), (ii) repayments of finance lease receivables of RMB1,408.1 million (US$204.2 million), and (iii) proceeds from sale or redemption of other short-term investments, net of RMB212.6 million (US$30.8 million), which was partially offset by (i) purchase of held-to-maturity investment of RMB3,934.7 million (US$570.5 million), and (ii) origination of finance lease receivables of RMB75.8 million (US$11.0 million).

Net cash provided by investing activities was RMB2,661.2 million in 2021, primarily due to (i) proceeds from sale or redemption of other short-term investments, net of RMB2,841.9 million, (ii) repayments of finance lease receivables of RMB2,112.0 million, and (iii) maturities of held-to-maturity investment of RMB1,158.1 million, which was partially offset by (i) purchase of held-to-maturity investment of RMB 2,342.2 million, and (ii) origination of finance lease receivables of RMB1,091.4 million.

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

Financing Activities

Net cash used in financing activities was RMB2,990.2 million (US$433.5 million) in 2022, primarily due to distribution to shareholders of RMB1,871.1 million (US$271.3 million), repayment of borrowings of RMB1,705.2 million (US$247.2 million), and payment to repurchase treasury shares of RMB105.8 million (US$15.3 million), which was partially offset by proceeds from borrowings of RMB684.8 million (US$99.3 million).

Net cash used in financing activities was RMB1,946.4 million in 2021, primarily due to repayment of borrowings of RMB2,101.6 million and distribution to shareholders of RMB955.4 million, which was partially offset by proceeds from borrowings of RMB1,546.7 million.

Net cash used in financing activities was RMB380.8 million in 2020, which was primarily attributable to repayment of borrowings of RMB3,416.2 million and distribution to shareholders of RMB267.2 million, which was partially offset by proceeds from borrowings of RMB3,369.7 million.

Capital Expenditures

The Group made capital expenditures of RMB5.4 million, RMB18.9 million and RMB4.6 million (US$0.7 million) in 2020, 2021 and 2022, respectively. In these periods, such capital expenditures were mainly used for purchases of property and equipment and intangible assets. The Group will continue to make capital expenditures to meet the expected growth of its business.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2022 and any subsequent interim period primarily include its short-term loans, long-term debt obligations, capital commitment obligations, operating lease commitment obligations, as well as capital expenditures and repurchase of shares. See “—Capital Expenditures” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

We intend to fund the Group’s existing and future material cash requirements with its existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. The Group will continue to make cash commitments, including capital expenditures, to support its business initiatives.

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2022:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Short-term debt obligations	582,993	84,526	582,993	—	—	—
Long-term debt obligations	81,731	11,850	4,086	77,645	—	—
Capital commitment obligations	770	112	112	—	—	—
Operating lease commitment obligations	105,915	15,356	15,419	29,352	28,443	32,701

Total	771,409	111,844	602,610	106,997	28,443	32,701

Off-Balance Sheet Arrangements

The Group has entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions facilitated. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2022, risk assurance liabilities related to such arrangement were RMB402.3 million (US$58.3 million). As of December 31, 2022, the maximum potential undiscounted future payment the Group would be required to make was RMB16,506.7 million (US$2,393.3 million).

Other than the above, the Group has not entered into any other commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

Holding Company Structure

Cango Inc. is a holding company with no material operations of its own. The Group conducts its operations primarily through its subsidiary, consolidated VIEs and their subsidiaries in China. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by its PRC subsidiary. If the existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s subsidiary, consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of the Group’s subsidiary, consolidated VIEs and their subsidiaries in China may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. The Group’s PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

Please see Note 2 to the Group’s consolidated financial statements included elsewhere in this annual report.

C.	Research and Development

The Group has focused on and will continue to invest in its technology system, which supports all key aspects of Cango platform and is designed to optimize for scalability and flexibility.

The Group’s research and development expenses were RMB62.6 million, RMB70.3 million and RMB46.0 million (US$6.7 million) in 2020, 2021 and 2022, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates

Critical Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.

Use of estimates

The Group prepares financial statements in accordance with U.S. GAAP, which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, allowance for contract assets, fair value of risk assurance liabilities, intangible assets with indefinite lives, valuation allowance for deferred tax assets and goodwill impairment. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

For further information on the Group’s critical accounting policies, see Note 2 to its consolidated financial statements. The Group believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

The Group’s revenues are derived principally from 1) automobile trading income, 2) loan facilitation services and post-origination administrative services, 3) finance lease services, 4) after-market services facilitation services, and 5) other income.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration that the Group expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Group determines revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Automobile trading transaction

When providing car trading services, the Group evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Group acts as a principal in which the Group purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers. When the Group acts as an agent, revenue is recorded on a net basis when the Group does not obtain control over the specified goods and services before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Group to the customers when the vehicles are delivered and their titles are passed on to the customers.

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2020, 2021 and 2022 is RMB73.8 million, RMB41.6 million and RMB23.4 million (US$3.4 million), respectively.

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

After-market services income

The Group provides after-market services to car buyers which mainly include two types of separate contracts, 1) insurance facilitation service and 2) car recovery and disposal services.

For 1) after-market insurance facilitation service, it mainly includes two types of contracts, one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. After-market insurance facilitation service income for personal accident insurance and automobile insurance is recognized at the point of time when facilitation services are completed. For anti-theft package services, the Group first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market service of anti-theft telematic devises installment.

For 2) after-market car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the Group delivers the relevant service.

Risk Assurance Liabilities

The Group provides risk assurance to various financial institution customers. The risk assurance liability requires the Group to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

accounted for in accordance with ASC 460. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450, Contingencies (“ASC 450”). At inception, the Group recognizes the non-contingent aspect of the risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Group is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Group considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Group measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Leases

Operating Leases – Lessee under ASC 842

The Group has operating leases for certain office rentals as a lessee. At inception of a contract, the Group determines whether that contract is, or contains a lease. For each lease arrangement identified, the Group determines its classification as an operating or finance lease.

As of January 1, 2022, the Group records a lease liability and corresponding operating lease right-of-use (“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Group’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The discount rate is determined using the Group’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The Group uses its unsecured borrowing rate over the lease term and adjusts the rate based on its credit risk and the effects of collateral to approximate a collateralized rate, which will be updated on an annual basis for measurement of new lease liabilities. ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received, and any initial direct costs incurred by the Group. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. However, none of these have been recognized in the Group’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.

If there is a lease modification, the Group considers whether the lease modification results in a separate contract. If so, the Group accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Group remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Group remeasures the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.

Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive income (loss). Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Operating leases under ASC 840

Before January 1, 2022, leases where the Group is the lessee, and substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

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

The Group applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2020, 2021 and 2022, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Allowance for Finance Lease Receivables and Allowance for Financing Receivables

The allowance for finance lease receivables and allowance for financing receivables are calculated by multiplying the PD and LGD model based on pools of finance lease receivables or financing receivables with similar risk characteristics, including product types, i.e. new cars and used cars to arrive at an estimate of incurred losses in the portfolio. The PD and LGD model take into consideration factors of historical delinquency migration to loss and loss given default. The Group adjusts the allowance for finance lease receivables that is determined by the PD and LGD model for various macro-economic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations.

Finance lease receivables and financing receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined the balance is uncollectable. In general, the Group considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; (iv) the collateral are physically repossessed.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill on December 31, 2022 was primarily related to the acquisition of Shanghai Chejia in 2018. In accordance with ASC 350, Intangibles – Goodwill and Other (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The Group applied Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

Pursuant to ASC 350, the Group may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit of Cango Inc. is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit’s fair value is compared to its carrying value. As of December 31, 2021 and 2022, the Group completed its annual impairment test for goodwill under a quantitative impairment test of goodwill in which the Group performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting unit are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting unit involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. No impairment losses on goodwill was recognized during the years ended December 31, 2021 and 2022.

Share-Based Compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”).

The Group recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. In addition, the Group recognizes one-off compensation costs for the award which could be vested immediately upon grant on the grant date. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of share-based options granted to employees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2022.

Name	Age	Position/Title
Xiaojun Zhang	51	Co-founder and chairman
Jiayuan Lin	54	Co-founder, director and chief executive officer
Yongyi Zhang	50	Chief financial officer and director
Zhipeng Song	38	Director
Chi Ming Lee	70	Independent director
Dongsheng Zhou	55	Independent director
Rong Liu	74	Independent director

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

Chi Ming Lee has served as our independent director since July 25, 2018. Mr. Lee has also served as an independent non-executive director of DIT Group Limited (formerly known as China Minsheng DIT Group Limited) since 2014 and Wanlian Securities Ltd. since 2019. Mr. Lee has been the director and managing partner of Alex KY Wong Asset Management Co. Ltd. (formerly known as Benington Capital Partners Ltd) since 2020. Mr. Lee served as an independent non-executive director of China Baoli Technologies Holding Ltd. from 2015 to 2017, Huatai Securities Co., Ltd. from 2015 to 2021, and as the director and managing partner of Nanguo International Asset Management Ltd. (formerly known as Benington Capital Limited) from 2014 to 2020. Prior to 2014, Mr. Lee served as the senior manager/director of licensing department, director of corporate planning, and director of finance and administration of the Securities and Futures Commission of Hong Kong. From 1976 to 1989, Mr. Lee served as the assistant assessor and then the assessor at Inland Revenue Department of the Government of Hong Kong. Mr. Lee obtained his higher diploma in accountancy from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University) in 1976, a bachelor’s degree in law from the University of London in 1988, and a master’s degree in business administration from the University of Hong Kong in 1993. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Compensation

In 2022, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB25.3 million (US$3.7 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

As of March 31, 2023, options to purchase 20,468,670 Class A ordinary shares were outstanding under the share incentive plan. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan.

The table below summarizes outstanding options held by our directors and executive officers as of March 31, 2023 under the share inentive plan.

Name	Position	Ordinary Shares Underlying Option Awards	Option Exercise Price (US$)**	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman	1,667,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,895,130	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
		28,000	0.2951	August 1, 2022	July 31, 2032
Jiayuan Lin	Chief executive officer and director	1,688,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,992,630	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
Yongyi Zhang	Chief financial officer and director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031
Zhipeng Song	Director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031

*	The shares underlying the outstanding options held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
**	The option exercise price has been adjusted to US$0.2951 due to the payments of cash dividends to our shareholders.

Special Option Grants

In June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, director and chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our Group’s profitable investment in Li Auto. The share options vested immediately upon grant and have an exercise price of US$0.2951 per Class A ordinary share as of the date hereof.

The share options were not granted under (and have no impact on the share reserve under), but is governed by, the terms and conditions of the share incentive plan, except otherwise provided under the applicable share option grant agreements.

C.	Board Practices

Our board of directors consisted of seven directors as of December 31, 2022. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. Our company has the right to seek damages against any director who breaches a duty owed to us.

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

As of December 31, 2020, 2021 and 2022, the Group had a total of 3,009, 2,351 and 827 employees, respectively. The decrease in the Group’s employees in 2022 was primarily due to the organizational restructuring for business transitions. The following table sets forth the breakdown of the Group’s employees as of December 31, 2022 by function:

Function	Number of Employees	% of Total
Sales and marketing	217	26.3
Operations	188	22.7
Risk management	226	27.3
General administration	94	11.4
Research and development	102	12.3

Total	827	100.0

As of December 31, 2022, 346 of the Group’s employees were based in Shanghai. The rest of the employees were based in other cities across China.

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

As of March 31, 2023, the total number of ordinary shares outstanding is 269,503,966, comprising 196,525,289 Class A ordinary shares and 72,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total outstanding ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	11,538,346	38,275,787	17.7	46.6
Jiayuan Lin(2)	14,329,703	34,702,890	17.4	42.5
Yongyi Zhang	***	—	***	***
Zhipeng Song	***	—	***	***
Chi Ming Lee	—	—	—	—
Dongsheng Zhou	—	—	—	—
Rong Liu	—	—	—	—

Directors and Executive Officers as a Group	26,876,156	72,978,677	34.0	88.5
Principal Shareholders:
Lin Entities(3)	2,741,607	34,702,890	13.9	42.1
WP Fintech(4)	48,601,124	—	18.0	2.9
Eagle Central Holding Limited(5)	—	38,275,787	14.2	46.2
Tencent Mobility Limited(6)	25,223,898	—	9.4	1.5
Didi Chuxing(7)	28,376,116	—	10.5	1.7
Taikang Offshore Entities(8)	16,217,006	—	6.0	1.0

*	The business address for our directors and executive officers is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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
(1)

Represents (i) 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central, and (ii) 11,538,346 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire upon exercise of the options within 60 days. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 5 below.

(2)

Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise, (iii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise, and (iv) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire upon exercise of the options within 60 days. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below.

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

(4)

Represents 48,601,124 Class A ordinary shares in the form of 24,300,562 ADSs that are beneficially owned by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Amendment No. 2 to the Schedule 13G filed by WP Fintech with SEC on April 4, 2023. The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”), (vii) Warburg Pincus China (Cayman), L.P., a Cayman Islands limited partnership (“WPC Cayman”), and (viii) Warburg Pincus China Partners (Cayman), L.P., a Cayman Islands limited partnership (“Warburg Pincus China Cayman Partners” and, together with WPC Cayman, the “WPC Cayman Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands limited partnership (“WPC Cayman GP”), is the general partner of the WPC Cayman Funds. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPC Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda”), is the general partner of WPP II Cayman. Investment and voting decisions with respect the Class A ordinary shares held by the Warburg Pincus entities are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017, U.S.A.

(5)

Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(6)

Represents 25,223,898 Class A ordinary shares in the form of ADSs that are beneficially owned by Tencent Mobility Limited. Information regarding beneficial ownership is based on the information contained in the Schedule 13G reported as of December 31, 2021 and filed by Tencent Mobility Limited with SEC on February 10, 2022. Tencent Mobility Limited is a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

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

(8)

Represents (i) 8,108,503 Class A ordinary shares in the form of ADSs that are beneficially owned by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 8,108,503 Class A ordinary shares in the form of ADSs that are beneficially owned by TK Autolink Inc., a limited liability company established in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Taikang Offshore Entities with SEC on February 12, 2020. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2023, the co-founders collectively exercised 89.1% of the aggregate voting power of our issued and outstanding share capital.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated VIEs and Their Shareholders

We currently conduct our operations mainly through contractual arrangements among Can Gu Long, our wholly-owned PRC subsidiary, our consolidated VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.”

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

Dividend Policy

On October 11, 2022, our board of directors approved and declared a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, which was paid on November 23, 2022 (Eastern Time) to shareholders of record as of the close of trading on October 24, 2022 (Eastern Time), in an aggregated amount of approximately US$134.8 million.

On April 22, 2022, our board of directors approved and declared a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) on our outstanding ordinary shares, which was paid on June 15, 2022 (Eastern Time) to shareholders of record as of the close of trading on May 25, 2022 (Eastern Time), in an aggregated amount of approximately US$136.6 million.

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the income tax treaty between the United States and the PRC, or the Treaty. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

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

As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a passive foreign investment company, or a PFIC, for United States federal income tax purposes for 2022, and that we may be classified as a PFIC in the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,”and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and other assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely be treated as a PFIC.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2022, and that we may be classified as a PFIC in the current and future taxable years.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, fluctuations in the market value of our ADSs can affect our PFIC status. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” above, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, we believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will not meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise for PRC tax purposes, we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC    in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2022, and that we may be classified as a PFIC in the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued United States Treasury regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

In accordance with the New York Stock Exchange Listed Company Manual, we will post this annual report on our website ir.cangoonline.com. In addition, we will provide hard copies of our annual report to our shareholders and ADS holders free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of the Group’s revenues and substantially all of its expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had foreign exchange loss of RMB8.8 million in 2020, foreign exchange gain of RMB1.4 million in 2021 and foreign exchange gain of RMB5.9 million (US$0.9 million) in 2022.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2020, 2021 and 2022.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

We may invest the net proceeds we received from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For 2022, the depositary shared with us US$3.8 million, after deduction of applicable U.S. taxes.

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

As of December 31, 2022, we had used approximately US$17.9 million of the net proceeds received from our initial public offering to satisfy working capital needs.

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

	For the Year Ended December 31,
	2021	2022
	(In thousands of US dollars)
Audit Fees(1)	1,310	928
Tax Fees	—	—

All Other Fees	—	—

Total	1,310	928

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of annual financial statements and review of quarterly financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from in the periods indicated:

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS(2)		Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(3)
January 2022	539,824	US$	3.24	US$	29.6 million
February 2022	57,351	US$	3.17	US$	29.4 million
March 2022	430,904	US$	2.55	US$	28.3 million
April 2022	638,636	US$	2.67	US$	76.6 million
May 2022	919,720	US$	3.05	US$	73.7 million
June 2022	660,331	US$	3.16	US$	71.6 million
July 2022	168,614	US$	2.27	US$	71.2 million
August 2022	226	US$	2.3	US$	49.9 million
September 2022	287,304	US$	2.21	US$	49.9 million
October 2022	1,737,887	US$	2.32	US$	45.3 million
November 2022	135,374	US$	1.60	US$	45.1 million
December 2022	282,954	US$	1.31	US$	44.8 million
Total	5,859,125	US$	2.61	US$	44.8 million

(1)	All of our ADSs purchased were pursuant to publicly announced plans or programs.
(2)	Each of our ADSs represents two Class A ordinary shares.
(3)

We announced a share repurchase program in August 2021, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. We announced another share repurchase program in April 2022, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

We announced a new share repurchase program in April 2023, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from April 25, 2023. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases will be effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Group’s working capital requirements and general business conditions.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of eight members, only three of whom are independent directors. Our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, Ernst & Young Hua Ming LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Ernst & Young Hua Ming LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. Our VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

No member of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Cango Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-226083), as amended, filed with the Securities and Exchange Commission on July 6, 2018)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

Exhibit Number	Description of Document
4.4	Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.7*	English translation of the form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Yungu Haoche Electronic Technology Co., Ltd (“Shanghai Yungu”) and each shareholder of Shanghai Yungu

4.8*	English translation of the form of Power of Attorney by each shareholder of Shanghai Yungu

4.9*	English translation of the Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Yungu

4.10*	English translation of the form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Yungu and each shareholder of Shanghai Yungu

4.11	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.12	Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13	Cooperation Agreement on Automobile Finance Business, dated April 30, 2020, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.14	Automobile Finance Guarantee Contract, dated January 25, 2021, among WeBank, Shanghai Cango and Cango Financing Guarantee Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

Exhibit Number	Description of Document
4.15	Automobile Finance Project Cooperation Agreement, dated March 24, 2020, among Shanghai Cango, Chongqing Wantang Information Technology Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.16	Automobile Finance Project Counter-guarantee Agreement, dated March 24, 2020, between Cango Financing Guarantee Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.17	Personal Consumer Loan Business Cooperation Agreement, dated July 31, 2018, among Puxi Branch of Bank of Shanghai Co., Ltd., Shanghai Chejia and Shanghai Cango (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.18*	Financial Support Undertaking Letter issued by the Registrant to Shanghai Yungu

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

15.3**	Certification by the Chief Executive Officer pursuant to Item 16I(a) of Form 20-F

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: April 26, 2023

CANGO INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cango Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective transition method in the year ended December 31, 2022.
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
Shanghai, the People’s Republic of China
April 26, 2023

CANGO INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2021	2022
	Notes	RMB	RMB	US$
ASSETS
Current assets
(including current assets of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB728,780,079 and RMB372,874,938 (US$54,061,784) as of December 31, 2021 and December 31, 2022, respectively):

Cash and cash equivalents		1,434,806,922	378,917,318	54,937,847
Restricted cash – current (including restricted cash – current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB 51,793,630 and RMB 136,671,970 (US$19,815,573) as of December 31, 2021 and December 31, 2022, respectively)		61,293,114	152,688,510	22,137,753
Short-term investments (including short-term investment of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB 114,706,800 and RMB nil (US$nil) as of December 31, 2021 and December 31, 2022, respectively)	3	2,598,935,704	1,941,432,848	281,481,304
Accounts receivable, net of allowance of RMB nil and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively	4	223,544,396	266,836,951	38,687,721
Finance lease receivables - current, net of allowance of RMB25,274,933 and RMB15,461,529 (US$2,241,711) as of December 31, 2021 and 2022, respectively (including finance lease receivables – current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB562,279,649 and RMB236,202,968 (US$34,246,211) as of December 31, 2021 and December 31, 2022, respectively)	6	1,414,164,625	799,438,656	115,907,710
Financing receivables, net of allowance of RMB50,492,700 and RMB60,673,961 (US$8,796,897) as of December 31, 2021 and 2022, respectively		62,296,261	73,818,025	10,702,608
Short-term contract asset		829,940,692	500,389,654	72,549,680
Prepayments and other current assets	7	982,948,637	1,356,822,028	196,720,702

Total current assets		7,607,930,351	5,470,343,990	793,125,325

Non-current assets
(including non-current assets of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB383,124,119 and RMB124,522,680 (US$18,054,092) as of December 31, 2021 and December 31, 2022, respectively):

Restricted cash - non-current		1,114,180,729	750,877,306	108,866,976
Goodwill	5	148,657,971	148,657,971	21,553,380
Property and equipment, net		19,545,933	14,689,988	2,129,848
Intangible assets	8	45,931,544	48,317,878	7,005,434
Long-term contract asset		495,456,805	173,457,178	25,148,927
Deferred tax assets	16	474,570,361	62,497,781	9,061,326
Finance lease receivables - non-current, net of allowance of RMB6,941,826 and RMB6,709,737 (US$972,820) as of December 31, 2021 and 2022, respectively (including finance lease receivables – non-current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB383,124,119 and RMB124,522,680 (US$18,054,092) as of December 31, 2021 and December 31, 2022, respectively)	6	1,029,262,174	260,049,967	37,703,701
Operating lease right-of-use assets		—	80,726,757	11,704,280
Other non-current assets		11,568,164	6,633,517	961,770

Total non-current assets		3,339,173,681	1,545,908,343	224,135,642

TOTAL ASSETS		10,947,104,032	7,016,252,333	1,017,260,967

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2021	2022
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated VIEs without recourse to the Company of RMB3,141,311,946 and RMB2,211,107,583 (US$320,580,465) as of December 31, 2021 and December 31, 2022, respectively):

Short-term debts (including short-term debts of the consolidated VIEs without recourse to the Company of RMB579,776,131 and RMB349,299,134 (US$50,643,614) as of December 31, 2021 and December 31, 2022, respectively)	9	579,776,131	349,299,134	50,643,614
Long-term debts – current (including long-term debts – current of the consolidated VIEs without recourse to the Company of RMB938,014,362 and RMB565,143,340 (US$81,938,082) as of December 31, 2021 and December 31, 2022, respectively)	9	938,014,362	565,143,340	81,938,082
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB9,913,073 (US$1,437,260) as of December 31, 2021 and December 31, 2022, respectively)	12	—	9,913,073	1,437,260
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB714,521,503 and RMB881,977,535 (US$127,874,723) as of December 31, 2021 and December 31, 2022, respectively)	10	719,035,377	890,836,699	129,159,184
Risk assurance liabilities (including risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB699,022,914 and RMB402,303,421 (US$58,328,513) as of December 31, 2021 and December 31, 2022, respectively)	11	699,022,914	402,303,421	58,328,513
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB209,977,036 and RMB2,471,080 (US$358,273) as of December 31, 2021 and December 31, 2022, respectively)		481,854,105	313,406,680	45,439,697

Total current liabilities		3,417,702,889	2,530,902,347	366,946,350

Non-current
liabilities
(including
non-current
liabilities of the consolidated VIEs without recourse to the Company of RMB498,087,408 and RMB162,007,505 (US$23,488,880) as of December 31, 2021 and December 31, 2022, respectively):

Long-term debts (including long-term debts of the consolidated VIEs without recourse to the Company of RMB486,371,672 and RMB75,869,353 (US$11,000,022) as of December 31, 2021 and December 31, 2022, respectively)	9	486,371,672	75,869,353	11,000,022
Deferred tax liability (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB10,724,126 and RMB10,724,126 (US$1,554,852) as of December 31, 2021 and December 31, 2022, respectively)	16	51,471,040	10,724,133	1,554,853
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB75,099,739 (US$10,888,439) as of December 31, 2021 and December 31, 2022, respectively)	12	—	76,533,208	11,096,272
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB991,610 and RMB314,287 (US$45,567) as of December 31, 2021 and December 31, 2022, respectively)		991,610	314,287	45,567

Total non-current liabilities		538,834,322	163,440,981	23,696,714

Total liabilities		3,956,537,211	2,694,343,328	390,643,064

Commitments and contingencies	20

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2021	2022
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,647,280 shares authorized as of December 31, 2021 and 2022, respectively; 229,831,213 shares issued and 206,506,455 shares outstanding as of December 31, 2021; 229,831,213 shares issued and 196,605,493 shares outstanding as of December 31, 2022)	21	154,483	154,483	22,398
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2021 and 2022, respectively; 72,978,677 shares issued and outstanding as of December 31, 2021; 72,978,677 shares issued and outstanding as of December 31, 2022)	21	49,777	49,777	7,217
Treasury shares	22	(485,263,213)	(559,005,216)	(81,048,138)
Additional paid-in capital		4,671,769,821	4,805,240,472	696,694,379
Accumulated other comprehensive (loss) income		(187,517,110)	66,359,902	9,621,281
Retained earnings		2,991,373,063	9,109,587	1,320,766

Total Cango Inc.’s equity		6,990,566,821	4,321,909,005	626,617,903

Total shareholders’ equity		6,990,566,821	4,321,909,005	626,617,903

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,947,104,032	7,016,252,333	1,017,260,967

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2020	2021	2022
	Notes	RMB	RMB	RMB	US$
Revenues
Automobile trading income		624,773,721	2,227,171,554	1,596,306,698	231,442,716
Loan facilitation income and other related income		891,836,601	1,233,556,212	146,428,758	21,230,174
Leasing income		286,079,245	251,295,105	155,522,046	22,548,577
After-market services income		241,193,243	193,786,856	71,456,769	10,360,258
Others		8,548,942	15,906,679	10,739,190	1,557,036

Total Revenues		2,052,431,752	3,921,716,406	1,980,453,461	287,138,761

Operating cost and expenses
Cost of revenue	13	1,098,120,749	2,958,009,872	1,830,089,773	265,338,075
Sales and marketing		195,893,662	239,333,085	132,779,488	19,251,216
General and administrative		265,691,411	276,179,441	299,545,363	43,429,995
Research and development		62,596,195	70,278,081	45,958,842	6,663,406
Net loss on risk assurance liabilities		2,268,180	197,750,449	299,863,403	43,476,107
Provision for credit losses and other assets		109,564,631	203,415,094	319,359,716	46,302,806

Total operating cost and expense		1,734,134,828	3,944,966,022	2,927,596,585	424,461,605

Income (loss) from operations		318,296,924	(23,249,616)	(947,143,124)	(137,322,844)

Interest income		34,901,335	26,373,471	43,732,652	6,340,639
Net gain (loss) on equity securities	14	3,353,381,213	(12,991,522)	(9,810,585)	(1,422,402)
Interest expense		(2,758,629)	(14,481,195)	(16,809,263)	(2,437,113)
Foreign exchange gain (loss), net		(8,848,354)	1,351,400	5,918,231	858,063
Other income, net	15	49,139,337	41,911,589	52,066,718	7,548,965
Other expenses		(838,115)	(6,605,833)	(2,465,972)	(357,532)

Net income (loss) before income taxes		3,743,273,711	12,308,294	(874,511,343)	(126,792,224)

Income tax expenses	16	(369,853,650)	(20,852,646)	(236,696,540)	(34,317,772)

Net income (loss)		3,373,420,061	(8,544,352)	(1,111,207,883)	(161,109,996)

Less: Net income attributable to non-controlling interests		3,902,214	—	—	—

Net income (loss) attributable to Cango Inc.’s shareholders		3,369,517,847	(8,544,352)	(1,111,207,883)	(161,109,996)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2020	2021	2022
	Notes	RMB	RMB	RMB	US$
Earnings (Losses) per Class A and Class B ordinary share:
Basic	17	11.21	(0.03)	(4.05)	(0.59)
Diluted	17	11.09	(0.03)	(4.05)	(0.59)
Earnings (Losses) per ADS (2 ordinary shares equal 1 ADS):
Basic	17	22.43	(0.06)	(8.11)	(1.18)
Diluted	17	22.18	(0.06)	(8.11)	(1.18)
Weighted average shares used to compute earnings (losses) per Class A and Class B share:
Basic	17	300,484,860	289,892,905	274,084,890	274,084,890
Diluted	17	303,900,645	289,892,905	274,084,890	274,084,890
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment		(234,817,165)	(72,130,683)	253,877,012	36,808,707
Total comprehensive income (loss), net of tax		3,138,602,896	(80,675,035)	(857,330,871)	(124,301,289)

Total comprehensive income attributable to non-controlling interests		3,902,214	—	—	—
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders		3,134,700,682	(80,675,035)	(857,330,871)	(124,301,289)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount
Balance at January 1, 2020	301,946,779	204,260	(20,638,881)	4,526,344,454	119,430,738	852,508,968	5,477,849,539	13,810,752	5,491,660,291
Repurchase of ordinary shares	(2,797,032)	—	(49,219,318)	—	—	—	(49,219,318)	—	(49,219,318)
Exercise of share options	600,014	—	13,438,974	(6,745,258)	—	—	6,693,716	—	6,693,716
Retirement of ordinary shares	(1)	—	—	—	—	—	—	—	—
Purchase of subsidiaries’ equity from non-controlling interest holders	—	—	—	(6,898,467)	—	—	(6,898,467)	(17,245,533)	(24,144,000)
Liquidation of subsidiaries’ equity from non-controlling interest holders	—	—	—	—	—	—	—	(467,433)	(467,433)
Share-based compensation (note 19)	—	—	—	78,754,828	—	—	78,754,828	—	78,754,828
Net income	—	—	—	—	—	3,369,517,847	3,369,517,847	3,902,214	3,373,420,061
Other comprehensive income (loss)	—	—	—	—	(234,817,165)	—	(234,817,165)	—	(234,817,165)
Dividends to shareholders	—	—	—	—	—	(266,671,843)	(266,671,843)	—	(266,671,843)
Balance at December 31, 2020	299,749,760	204,260	(56,419,225)	4,591,455,557	(115,386,427)	3,955,354,972	8,375,209,137	—	8,375,209,137

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	(Accumulated deficit) Retained earnings	Total Cango Inc.’s (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of Shares	Amount
Balance at December 31, 2020	299,749,760	204,260	(56,419,225)	4,591,455,557	(115,386,427)	3,955,354,972	8,375,209,137	—	8,375,209,137
Repurchase of ordinary shares	(21,001,856)	—	(444,401,172)	—	—	—	(444,401,172)	—	(444,401,172)
Exercise of share options	737,228	—	15,557,184	(7,320,571)	—	—	8,236,613	—	8,236,613
Share-based compensation (note 19)	—	—	—	87,634,835	—	—	87,634,835	—	87,634,835
Net loss	—	—	—	—	—	(8,544,352)	(8,544,352)	—	(8,544,352)
Other comprehensive income (loss)	—	—	—	—	(72,130,683)	—	(72,130,683)	—	(72,130,683)
Dividends to shareholders	—	—	—	—	—	(955,437,557)	(955,437,557)	—	(955,437,557)
Balance at December 31, 2021	279,485,132	204,260	(485,263,213)	4,671,769,821	(187,517,110)	2,991,373,063	6,990,566,821	—	6,990,566,821

Repurchase of ordinary shares	(11,718,250)	—	(105,835,309)	—	—	—	(105,835,309)	—	(105,835,309)
Exercise of share options	1,817,288	—	32,093,306	(25,051,869)	—	—	7,041,437	—	7,041,437
Share-based compensation (note 19)	—	—	—	158,522,520	—	—	158,522,520	—	158,522,520
Net loss	—	—	—	—	—	(1,111,207,883)	(1,111,207,883)	—	(1,111,207,883)
Other comprehensive income (loss)	—	—	—	—	253,877,012	—	253,877,012	—	253,877,012
Dividends to shareholders	—	—	—	—	—	(1,871,055,593)	(1,871,055,593)	—	(1,871,055,593)
Balance at December 31, 2022	269,584,170	204,260	(559,005,216)	4,805,240,472	66,359,902	9,109,587	4,321,909,005	—	4,321,909,005

Balance as of December 31, 2022, in US$		29,615	(81,048,138)	696,694,379	9,621,281	1,320,766	626,617,903	—	626,617,903

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	3,373,420,061	(8,544,352)	(1,111,207,883)	(161,109,996)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,544,137	8,514,969	6,740,027	977,212
Amortization of lease right-of-use assets	—	—	10,750,177	1,558,629
Share-based compensation expense	78,754,828	87,634,835	158,522,520	22,983,605
Loss on risk assurance liabilities	2,268,180	197,750,449	299,863,403	43,476,107
Provision for credit losses and other assets	109,564,631	203,415,094	319,359,716	46,302,806
Net (gain) loss on derivative instruments	(3,289,676)	5,346,389	1,162,556	168,555
Net (gain) loss on equity securities	(3,315,475,734)	27,278,116	15,331,464	2,222,853
Loss on disposal of property and equipment	79,756	78,221	228,463	33,124
Unrealized foreign exchange loss (gain), net	8,848,354	(1,351,400)	(5,918,231)	(858,063)
Deferred income tax expense (benefit)	248,151,964	(582,913,268)	371,325,673	53,837,162
Changes in operating assets and liabilities:
Accounts receivable	6,968,776	(78,030,840)	(43,292,555)	(6,276,830)
Financing receivables	(83,186,886)	(217,252,025)	(277,894,354)	(40,290,894)
Contract assets	(613,648,965)	(679,404,752)	651,550,665	94,465,967
Operating lease right-of-use assets	—	—	(91,476,934)	(13,262,909)
Other current and non-current assets	(694,994,714)	(180,898,244)	(370,316,107)	(53,690,789)
Risk assurance liabilities	198,608,646	40,443,166	(596,582,896)	(86,496,389)
Short-term and long-term operating lease liabilities	—	—	86,446,281	12,533,533
Other current and non-current liabilities	52,774,440	773,542,811	8,022,963	1,163,218

Net cash used in operating activities	(621,612,202)	(404,390,831)	(567,385,052)	(82,263,099)

Cash flows from investing activities:
Repayments of finance lease receivables	1,839,778,206	2,112,046,802	1,408,147,460	204,162,190
Origination of finance lease receivables	(2,256,358,577)	(1,091,415,329)	(75,819,047)	(10,992,728)
Proceeds from collection of short-term consumer financing receivables	12,248,145	—	—	—
Purchase of held-to-maturity investment	(1,115,661,108)	(2,342,226,408)	(3,934,700,190)	(570,477,903)
Maturities of held-to-maturity investment	658,209,985	1,158,122,796	4,353,760,611	631,235,952
Proceeds from sale or redemption of other short-term investments, net	361,366,081	2,841,860,867	212,638,848	30,829,735
Proceeds from available for sale financial assets	12,182,947	—	—	—
Disposal of property and equipment and intangible assets	31,840	51,241	123,354	17,885
Purchases of property and equipment and intangible assets	(5,360,566)	(18,922,066)	(4,622,233)	(670,161)
Payment for acquiring subsidiary, net of cash acquired	—	1,705,083	—	—

Net cash (used in) provided by investing activities	(493,563,047)	2,661,222,986	1,959,528,803	284,104,970

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment to repurchase treasury shares	(49,219,318)	(444,401,172)	(105,835,309)	(15,344,677)
Liquidation of subsidiaries	(467,433)	—	—	—
Proceeds from borrowings	3,369,740,855	1,546,736,325	684,819,308	99,289,466
Proceeds from exercise of share options	6,693,716	8,236,613	7,041,437	1,020,912
Purchase of subsidiary’s equity from non-controlling interest holder	(24,144,000)	—	—	—
Repayment of borrowings	(3,416,211,500)	(2,101,568,517)	(1,705,178,591)	(247,227,656)
Distribution to shareholders	(267,214,749)	(955,437,557)	(1,871,055,593)	(271,277,561)

Net cash used in financing activities	(380,822,429)	(1,946,434,308)	(2,990,208,748)	(433,539,516)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36,093,321)	(15,008,806)	270,267,366	39,185,085

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,532,090,999)	295,389,041	(1,327,797,631)	(192,512,560)

Cash, cash equivalents and restricted cash at beginning of the year	3,846,982,723	2,314,891,724	2,610,280,765	378,455,136

Cash, cash equivalents and restricted cash at the end of the year	2,314,891,724	2,610,280,765	1,282,483,134	185,942,576

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,426,899,576	1,434,806,922	378,917,318	54,937,847
Restricted cash – current	9,693,008	61,293,114	152,688,510	22,137,753
Restricted cash – non-current	878,299,140	1,114,180,729	750,877,306	108,866,976

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	2,314,891,724	2,610,280,765	1,282,483,134	185,942,576

Supplemental disclosures of cash flow information:
Cash paid for income taxes	101,878,045	209,044,264	33,818,292	4,903,191
Cash paid for interest	139,952,105	134,173,921	83,133,433	12,053,215
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION
Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entities (“VIEs”), and subsidiaries of the VIEs, are principally engaged in the provision of automobile trading transaction, automotive financing facilitation, and aftermarket service facilitation in the People’s Republic of China (the “PRC”). The Company conducts its primary business operations through its VIEs and the subsidiaries of the VIEs.
As of December 31, 2022, the Company’s subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding
Express Group Development Limited (“Express Limited”)	June 30, 2016	HK	100%	Investment holding
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding

VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	Nil	Provision of automotive financing facilitation, automobile trading transaction and aftermarket service facilitation.
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”)	March 15, 2022	PRC	Nil	Provision of automobile trading transaction.
On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”). On September 30, 2022, Shanghai Yungu signed a series of contractual agreements with Cangulong and its nominee shareholders. As of December 31, 2022 and during the year of 2022, business operation performed through Shanghai Yungu was not material. The summary of VIE agreements related to Shanghai Cango (the “VIE”) is listed below.
The Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through the Company or its wholly-owned subsidiaries in mainland China, which obligate the Company to absorb a majority of the risk of loss from the VIE’s activities and entitles the Company to receive a majority of their residual returns. In addition, the Company entered into a share pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. On March 22, 2018, Cango Inc. agreed to provide unlimited financial support to the VIE for its operations. Therefore, Cango Inc. is determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary of the VIE.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the primary beneficiary. In addition, through the other exclusive agreements, which consist of exclusive option agreements, exclusive business operation agreements and financial support undertaking letter, the primary beneficiary, by itself or its wholly-owned subsidiaries in mainland China, demonstrate its ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
Consolidation
. The following is a summary of the VIE Agreements:

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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

(4)	Equity Pledge Agreement
Pursuant to the equity pledge agreements, the nominee shareholders representing over 90% of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Shanghai Cango or any of the nominee shareholder breaches its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Cango in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third-party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Shanghai Cango’s obligations have been terminated under the other controlling agreements.
In addition, the following supplementary agreements were entered into:

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
In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, does not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.
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
On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in mainland China. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. Since the VIE’s value-added telecommunication-based services in mainland China are subject to restrictions of the negative list or subject to the restrictions on foreign investment, if any of the VIEs would be deemed as a foreign invested enterprise, the Company’s current organizational structure could be in violation of existing and/or future laws or regulations of mainland China and could limit the Company’s ability, through the primary beneficiary, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

(4)	Equity Pledge Agreement (continued)

In addition, the following supplementary agreements were entered into: (continued)

2)	Resolutions of the sole director of Cango Inc. (continued)

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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

As of December 31, 2021 and 2022, RMB51,793,630 and RMB136,671,970 (US$19,815,573) of restricted cash, RMB114,706,800 and RMB nil (US$nil) of short-term investment, and RMB945,403,768 and RMB360,725,648 (US$52,300,303) of finance lease receivables, respectively, are pledged or collateralized for the VIEs’ obligations. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through their 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs’ included in the Company’s consolidated balance sheets:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Cash and cash equivalents	531,317,393	268,621,701	38,946,486
Other current assets	3,899,508,069	3,717,898,668	539,044,636

Total current assets	4,430,825,462	3,986,520,369	577,991,122

Finance lease receivables—non-current	1,029,262,174	260,049,967	37,703,701
Other non-current assets	2,272,293,047	1,246,816,149	180,771,349

Total non-current assets	3,301,555,221	1,506,866,116	218,475,050

Total assets	7,732,380,683	5,493,386,485	796,466,172

Short-term debts	579,776,131	349,299,134	50,643,614
Other current liabilities	2,561,535,815	1,861,808,449	269,936,851

Total current liabilities	3,141,311,946	2,211,107,583	320,580,465

Long-term debts	486,371,672	75,869,353	11,000,022
Other non-current liabilities	11,715,736	86,138,152	12,488,858

Total non-current liabilities	498,087,408	162,007,505	23,488,880

Total liabilities	3,639,399,354	2,373,115,088	344,069,345

The VIEs’ net asset balance was RMB4,092,981,329 and RMB3,120,271,397 (US$452,396,827) as of December 31, 2021 and 2022.
The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income (loss):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	2,052,431,752	3,921,688,104	1,980,415,725	287,133,290
Net income (loss)	399,366,632	37,717,411	(1,131,232,450)	(164,013,288)
The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(626,884,394)	(374,886,851)	(599,053,407)	(86,854,580)
Net cash (used in) provided by investing activities	(81,038,760)	744,832,757	1,084,633,210	157,257,033
Net cash used in financing activities	(71,082,260)	(554,832,190)	(1,020,359,284)	(147,938,190)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(55,087)	175,763	25,483

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, allowance for contract assets, fair value of risk assurance liabilities, intangible assets with indefinite lives, valuation allowance for deferred tax assets and goodwill impairment. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Revenue recognition
The Company’s revenues are derived principally from 1) automobile trading income, 2) loan facilitation services and post-origination administrative services, 3) finance lease services, 4) after-market services facilitation services, and 5) other income.
Under ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Company determines revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Automobile trading transaction
When providing car trading services, the Company evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Company acts as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers. When the Company acts as an agent, revenue is recorded on a net basis when the Company does not obtain control over the specified goods and services before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered and their titles are passed on to the customers.
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
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2020, 2021 and 2022 is RMB73,775,464, RMB41,561,564 and RMB23,411,975 (US$3,394,417), respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

After-market services income
The Company provides after-market services to car buyers which mainly include two types of separate contracts, 1) insurance facilitation service and 2) car recovery and disposal services.
For 1) after-market insurance facilitation service, it mainly includes two types of contracts, one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. After-market insurance facilitation service income for personal accident insurance and automobile insurance is recognized at the point of time when facilitation services are completed. For anti-theft package services, the Company first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market service of anti-theft telematic devises installment.
For 2) after-market car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the company delivers the relevant service.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases
Operating Leases – Lessee under ASC 842
The Company has operating leases for certain office rentals as a lessee. At inception of a contract, the Company determines whether that contract is, or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.
As of January 1, 2022, the Company records a lease liability and corresponding operating lease right-of-use
(“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The Company uses its unsecured borrowing rate over the lease term and adjusts the rate based on its credit risk and the effects of collateral to approximate a collateralized rate, which will be updated on an annual basis for measurement of new lease liabilities. ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. Lease terms are based on the non-cancellable
term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. However, none of these have been recognized in the Company’s right-of-use
assets or lease liabilities since those options were not reasonably certain to be exercised.
If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the right-of-use
asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use
asset.
Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive income (loss). Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.
Operating leases under ASC 840
Before January 1, 2022, leases where the Company is the lessee, and substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill on December 31, 2022 was primarily related to the acquisition of Shanghai Chejia in 2018. In accordance with ASC 350,
Intangibles – Goodwill and Other
(“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
The Company applied Accounting Standards Update (“ASU”)
No. 2017-04,
Simplifying the Test for Goodwill Impairment
(“ASU
2017-04”),
which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.
Pursuant to ASC 350, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit of Cango Inc. is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit’s fair value is compared to its carrying value. As of December 31, 2021 and 2022, the Company completed its annual impairment test for goodwill under a quantitative impairment test of goodwill in which the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting unit are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting unit involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. No impairment losses on goodwill and intangible assets were recognized during the years ended December 31, 2021 and 2022.
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
Foreign currency translation and transactions
The functional currency of the Company, Cango HK and Express Limited is the US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency Matters
(“ASC 830”). The Company uses RMB as its reporting currency. The financial statements of the Company, Cango HK and Express Limited are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive retained earnings, as a component of shareholders’ equity.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.
As of December 31, 2022, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands. The Group selected reputable financial institutions to place its cash and cash equivalents, restricted cash and short-term investments. The Group regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Restricted cash
Restricted cash represents cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions, and (ii) collateral for notes payable for automobile trading business.
Financial institutions make corresponding deductions from the collaboration and guarantee deposits in relation to facilitation transaction with financial institutions, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.
The balance of restricted cash deposited as collaboration and guarantee deposits in relation to facilitation transaction with financial institutions was RMB1,123,680,213 and RMB766,893,846 (US$111,189,156) as of December 31, 2021 and 2022, respectively. The balance of restricted cash deposited as collateral for notes payable for automobile trading business was RMB51,793,630 and RMB136,671,970 (US$19,815,573) as of December 31, 2021 and 2022, respectively.
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
(“ASC 310”).
Contract assets as of December 31, 2021 and 2022 was RMB1,325,397,497 and RMB673,846,832 (US$97,698,607), respectively. The remaining unsatisfied performance obligations as of December 31, 2021 and 2022, pertaining to post-origination services amounted to RMB5,461,882 and RMB1,001,890 (US$145,260), respectively.
Contract liabilities represents the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer and mainly consist of cash payment received in advance from customers of automobile trading transactions and PAS, which is included in “Accrued expenses and other current liabilities” and “Other non-current
liabilities” on consolidated balance sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB89,289,191 and RMB267,339,943 (US$38,760,649) for the years ended December 31, 2021 and 2022, respectively.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments
All highly liquid investments such as time deposits and structured deposits with original maturities of three months or more but less than one year, are classified as short-term investments
. Investments such as wealth management products expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC 320,
Investments – Debt Securities
(“ASC 320”), and short-term equity investments in accordance with ASC 321,
Investments – Equity Securities
(“ASC 321”). The Company classifies the short-term debt investments as
“held-to-maturity”,
“trading” or
“available-for-sale”,
whose classification determines the respective accounting methods stipulated by ASC 320.
Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. Such debt securities include time deposits, and structured deposits in financial institutions.
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
Equity investments measured at fair value with changes in fair value are recorded in earnings. The Company does not assess whether those securities are impaired. Such equity securities include wealth management products in financial institutions.
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
Derivative instruments
In 2019, the Company entered into cross-currency interest rate swap contracts that allow the Company to buy US Dollars at a pre-determined
exchange rate and repay US Dollars borrowing with fixed interest rate on maturity date. The cross-currency interest rate swap contracts matured in July 2020. In 2021, the Company entered into a cross-currency interest rate swap contract that allow the Company to buy HKD at a pre-determined
exchange rate and repay HKD borrowing with fixed interest rate on maturity date. The cross-currency interest rate swap contract matured in March 2022. The total notional amount of the outstanding cross-currency interest rate swap contracts was RMB103.6 million and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively.
The Company accounts for the cross-currency interest rate swap contracts in accordance with ASC 815,
Derivatives and
Hedging
(“ASC 815”). The cross-currency interest rate swap contracts were measured at fair value and classified as accrued expenses and other current liabilities within the consolidated balance sheets. The Company estimates the fair value of the cross-currency interest rate swap contracts at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other income in the consolidated statement of comprehensive income (loss) for each period until the contract matures, is terminated, or sold. During the years ended December 31, 2020, 2021 and 2022, the unrealized losses recognized in the comprehensive income (loss) related to the cross-currency interest rate swap contracts were RMB nil, RMB5.3 million and RMB nil (US$ nil), respectively. During the years ended December 31, 2020, 2021 and 2022, the realized losses recognized in the comprehensive income (loss) related to the cross-currency interest rate swap contracts were RMB0.5 million, RMB nil and RMB1.2 million (US$0.2 million).
The cross-currency interest rate swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Company did not pledge cash collateral for its cross-currency interest rate swap contracts as of December 31, 2021 and 2022.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
The risk assurance liability consists of two components. The Company’s obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent
aspect) is accounted for in accordance with ASC 460. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450,
Contingencies
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
Financing receivables
The Company records financing receivables in accordance with ASC
310-30
, Loan and Debt Securities Acquired with Deteriorated Credit Quality
(“ASC
310-30”)
when it exercises its obligation to purchase a delinquent loan under the risk assurance obligation and obtains legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at their fair value, which is the purchased price minus corresponding risk assurance liability. The total purchased price of the financing receivables was RMB778 million
and RMB1,190
million
(US$173
 million
) for the year ended December 31, 2021 and December 31, 2022, respectively. Cash flows expected to be collected, which approximated to the fair value of these purchased loan at the acquisition date were RMB375 million
and RMB548
 million
(US$80
 million
) for the year ended December 31, 2021 and December 31, 2022, respectively. Financing receivables are divided among pools based on common risk characteristics, such as product (i.e. new cars and used cars) and delinquency status. The financing receivables balances of new cars and used cars were RMB50,908,474 and RMB11,387,787 as of December 31, 2021, respectively and RMB55,693,049 (US$8,074,734) and RMB18,124,976 (US$2,627,874) as of December 31, 2022, respectively. These pools are collectively evaluated for impairment based on roll rate analysis and the resulting allowance is aggregated for each of the pools. The Company subsequently records an allowance for financing receivables, if based on current information and events, it is probable that the Company is unable to collect all of the expected cash flows at acquisition, plus additional cash flows expected to be collected arising from changes in estimates after acquisition. The Company recognized provision of financing receivables of RMB175,061,657 and RMB266,372,590 (US$38,620,395) in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2021 and December 31, 2022, respectively.
The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables which is first adjusted to its estimated fair value of the repossessed asset and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current
assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income (loss). The Company derecognized financing receivables and their allowances of RMB140,834,287 and RMB256,191,329 (US$37,144,251) for the years ended December 31, 2021 and 2022, respectively.
Repossessed assets are initially recognized at the fair value of the asset less estimated costs to sell. Any gain or loss from the disposal of the repossessed assets are recognized in the consolidated statements of comprehensive income (loss).

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Finance lease receivables
Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as products (i.e. new cars and used cars) and delinquent status. As of December 31, 2021 and 2022, the finance lease receivables balances of new cars were RMB2,161,848,785 and RMB895,319,860 (US$129,809,178), respectively, and finance lease receivables balances of used-cars were RMB281,578,014 and RMB164,168,763 (US$23,802,233), respectively. These pools are collectively evaluated for impairment by management judgment. The allowance is aggregated for each of the pools. Provisions for finance lease receivables are charged to operations in amounts sufficient to maintain the allowance for finance lease receivables at levels considered adequate to cover probable losses inherent in our finance lease receivables.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Nonaccrual policy
The Company does not accrue lease income or interest income on finance lease principals and financing receivables that are considered impaired or are more than 65 to 85 days past due depending on different funding partners. A corresponding allowance is determined under ASC
450-20,
Loss Contingencies
(“ASC
450-20”)
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
Allowance for finance lease receivables and allowance for financing receivables
The allowance for finance lease receivables and allowance for financing receivables are calculated by multiplying the PD and LGD model based on pools of finance lease receivables or financing receivables with similar risk characteristics, including product types, i.e. new cars and used cars to arrive at an estimate of incurred losses in the portfolio. The PD and LGD model take into consideration factors of historical delinquency migration to loss and loss given default. The Company adjusts the allowance for finance lease receivables that is determined by the PD and LGD model for various macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations.
Finance lease receivables and financing receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
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
Depreciation expense, for the years ended December 31, 2020, 2021 and 2022, was RMB9,150,590, RMB7,926,513 and RMB5,483,032 (US$794,965), respectively. Accumulated depreciation as of December 31, 2021 and 2022 was RMB26,923,641 and RMB27,518,577 (US$3,989,819
)
, respectively. Costs associated with the repair and maintenance of property and equipment are expensed as incurred.
Intangible assets
Intangible assets that have definite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from
6-10
years. The weighted average amortization period for the computer software is 9.11 years and 8.39 years as of December 31, 2021 and 2022, respectively.
As of December 31, 2022, intangible assets that have indefinite useful life primarily include an insurance brokerage license purchased in February 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment immediately prior to the change in classification.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Research and development
Research and development expenses are primarily incurred in the development of new services and new features of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any year presented as the Company has not met all of the necessary capitalization requirements.
Impairment of long-lived assets and intangible assets
Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360,
Property, Plant and Equipment
(“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB35,451,168, RMB87,227,402 and RMB60,124,007 (US$8,717,162) for the years ended December 31, 2020, 2021 and 2022, respectively.
Value added taxes (“VAT”)
Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIEs are all general VAT taxpayers which are subject to tax rate of 6% or 13%, except for Shanghai Wangtian Investment Co., Ltd., and Haikou Cango Technology Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. VAT is reported as a deduction to revenue when incurred and amounted to RMB207,266,214, RMB478,981,515 and RMB262,656,515 (US$38,081,615) for the years ended December 31, 2020, 2021 and 2022, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2020, 2021 and 2022, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investment, finance lease receivables, financing receivables, other current assets, short-term and long-term debts, derivative financial liability, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for short-term equity securities, financing receivables, derivative financial liability, non-current
portion of restricted cash,
non-current
finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security was valued based on broker quotes. The derivative financial liability was valued based on inputs derived from or corroborated by observable market data. The carrying amount of non-current
portion of restricted cash, financing receivables,
non-current
finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Share-based compensation
The Company accounts for share-based compensation in accordance with ASC 718,
Compensation – Stock Compensation
(“ASC 718”).
The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. In addition, the Company recognizes one-off compensation costs for the award which could be vested immediately upon grant on the grant date. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up
adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.
The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based options granted to employees.
Earnings (losses) per share
The Company computes earnings (losses) per Class A and Class B ordinary shares in accordance with ASC 260,
Earnings Per Share
(“ASC 260”), using the
two-class
method. Under the provisions of ASC 260, basic earnings (losses) per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation.
Diluted earnings (losses) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to forfeiture. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings (losses) per share by application of the treasury stock method. The computation of the diluted earnings (losses) per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings (losses) per Class B ordinary share does not assume the conversion of such shares.
The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings (losses) per Class A ordinary share, the undistributed earnings are equal to net income for that computation.
For the purposes of calculating the Company’s basic and diluted earnings (losses) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.
Government grants
Government subsidies generally consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities. Such grants have no condition attached and allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The Company recognize government grants as other income when cash is received from the government. For the amount recognized in other income, please refer to note 15.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8972 per
US$1.00 on December 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Impact of
COVID-19
Since January 2020 to June 2022, the
COVID-19
pandemic has spread around the world. The continued spread of
COVID-19,
despite progress in vaccination efforts, has negatively impacted our business and results of operations.
COVID-19
has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our business, results of operations, and financial condition. the
COVID-19
pandemic severely disrupted the domestic automotive industry. The Company’s automobile trading income, loan facilitated income and other related income declined while the M1+ and M3+ overdue ratio rose compared to 2021.
China began to modify its
zero-COVID
policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the
COVID-19
pandemic impacts the Company’s long-term results will depend on future developments which are highly uncertain, unpredictable and beyond the Company’s control, including the frequency, duration and extent of outbreaks of
COVID-19,
the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future governmental actions that may be taken in response to these developments, such as measures to stimulate the general economy to improve business conditions. As a result, certain of the Company’s estimates and assumptions, including allowance for accounts receivable, allowance for financing receivables, allowance for finance lease receivables, allowance for contract assets, fair value of risk assurance liabilities, intangible assets with indefinite lives, valuation allowance for deferred tax assets and goodwill impairment require significant judgments and involve a higher degree of variability that could result in material changes to the Company’s current estimates in future periods.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, financing receivables, finance lease receivables and accounts receivable.
The Company places its cash and cash equivalents and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.
The Company manages credit risk of accounts receivable, financing receivables and finance lease receivables through ongoing monitoring of the outstanding balances. As of December 31, 2021 and 2022, the Company had no single customer with a balance exceeding 10% of the total accounts receivable, financing receivables, and finance lease receivables.
Concentration of customers
Approximately provision of services to two financial institutions which individually contributed to over 10% revenue derive 36.5% in total (22.3% and 14.2%, respectively) for the years ended December 31, 2020, to only one financial institution contributed to over 10% derives 16.8% of revenue for the year ended December 31, 2021 and to two automobile trading customers contributed to over 10% derives 27.2% in total (14.2% and 13.0%, respectively) of revenue for the year ended December 31, 2022, respectively.
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
Business and economic risk
The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and credit assessment; the Company’s ability to expand or maintain or effectively manage relationships with existing network of dealers and online automotive advertising platforms and to attract prospective car buyers and risks related to the
COVID-19
pandemic. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.
Comparative Information
Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently adopted accounting pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
No. 2016-02,
Leases (Topic 842)
(“ASU
2016-02”).
ASU
2016-02
specifies the accounting for leases. For operating leases, ASU
2016-02
requires a lessee to recognize a
right-of-use
asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The Company adopted ASU
2016-02
on January 1, 2022 using the modified retrospective method by applying the new standard to all leases existing at the date of initial application and not restating comparable periods.
The Company elected the package of practical expedients for lessees as permitted under the transition guidance within the new standard. Accordingly, the Company has adopted these practical expedients and did not reassess: (i) whether any expired or existing contracts are or contains leases; (ii) lease classification for any expired or existing leases; (iii) initial direct costs for any existing leases. As a lessee, the Company also elected the practical expedient to account for non-lease
components associated with leases and lease components as a single lease component and the short-term lease exemption for contracts with lease terms of 12 months or less.
The cumulative effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2022 for the adoption of ASC 842,
Leases
(“ASC 842”) is as follows:

	Balance as of December 31, 2021	Adjustments due to the adoption of ASC 842	Balance as of January 1, 2022
	RMB	RMB	RMB
Assets
Operating lease right-of-use assets	—	88,431,758	88,431,758
Liabilities:
Accrued expenses and other current liabilities	719,035,377	(5,181,785)	713,853,592
Short-term lease liabilities	—	10,403,216	10,403,216
Long-term lease liabilities	—	83,210,327	83,210,327
The impact of adopting ASC 842 on the Company’s consolidated balance sheet as of December 31, 2022 is as follows:

	As reported	Balance without the adoption of ASC 842	Effect of change Higher/(lower)
	RMB	RMB	RMB
Assets:
Operating lease right-of-use assets	80,726,757	—	80,726,757
Liabilities:
Accrued expenses and other current liabilities	890,836,699	896,634,483	(5,797,784)
Short-term lease liabilities	9,913,073	—	9,913,073
Long-term lease liabilities	76,533,208	—	76,533,208
The adoption of the standard did not have significant impact on the Company’s net loss or cash flows for the year ended December 31, 2022.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
Recently adopted accounting pronouncements-continued

In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes-Income Taxes
(Topic 740)
(“ASU
2019-12”).
The amendments in this update simplify the accounting for income taxes by removing the some of the exceptions and simplify the accounting for income taxes. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company has adopted this guidance on its consolidated financial statement for the year ended December 31, 2022. The standard update did not have a material impact on the Company’s financial position, results of operations and cash flows.
In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance
(“ASU
2021-10”),
which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The guidance is required to be applied either prospectively to all transactions within the scope of ASU
2021-10
that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. The guidance is effective for annual periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 with no material impact on the Company’s financial position, results of operations and cash flows.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No.
 2016-02,
Leases
(Topic 842
)
(“ASU
2020-02”).
For Credit Losses (Topic 326), it added the accounting for loan losses by registrants engaged in lending activities subject to Topic 326. This staff interpretation applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. Upon adoption of the standard on January 1, 2023, the Company recorded approximate RMB302 million (US$44 million) increase to risk assurance liabilities, approximate RMB15 million (US$2 million) increase to the allowance for finance lease receivables, approximate RMB14 million (US$2 million) increase in the allowance for financing receivables and approximate RMB3 million (US$0.4 million) increase to the allowance of other current and non-current
assets. After adjusting for deferred taxes, approximate RMB307 million (US$44 million) decrease was recorded in retained earnings through a cumulative-effect adjustment.
In September 2022, the FASB issued ASC
2022-04,
Liabilities—Supplier Finance Programs
(Subtopic
405-50)
Disclosure of Supplier Finance Program Obligations
(“ASC
2022-04”).
The amendment in this update requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. ASC
2022-04
is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. The amendments in this update should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on roll forward information, which should be applied prospectively. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company’s financial position, results of operations and cash flows.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	SHORT-TERM INVESTMENTS
As of December 31, 2022, short-term investments include as follows: (a) wealth management products mainly issued by China CITIC Bank Co., Ltd., Industrial Bank Co., Ltd., and Industrial and Commercial Bank of China Limited, which are redeemable by the Company at any time; (b) time deposit mainly placed in Bank of Shanghai (Hong Kong) Limited and Citibank, N.A., Hong Kong Branch ranging from three months to one year.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Debt securities:
Held-to-maturity time deposit	1,803,362,875	1,373,910,523	199,198,301
Equity securities:
Marketable wealth management products	330,857,592	567,522,325	82,283,003
Marketable investment in Li Auto*	464,715,237	—	—
Total short-term investments	2,598,935,704	1,941,432,848	281,481,304

*
The Company classified the investment in Li Auto as equity investments with readily determinable fair value. The security was valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classified the valuation techniques that use these inputs as Level 1 of fair value measurements. In the first quarter of 2022, the company disposed all the remaining equity securities in Li Auto.

The gross unrecognized gain or loss on the
held-to-maturity
time deposit was RMB nil and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, interest income related to debt securities was RMB34,901,335, RMB26,373,471 and RMB43,732,652 (US$6,340,639), respectively.
Changes in fair value due to the fluctuation of the share price are recognized in net gain (loss) on equity securities while changes in fair value due to the fluctuation of the foreign exchange rate are recognized in other comprehensive income (loss).

4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	223,544,396	266,836,951	38,687,721
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	223,544,396	266,836,951	38,687,721

No amounts have been written off during the years ended December 31, 2021 and 2022, respectively.

5.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows:

	As of December 31,
	RMB	US$
Balance at December 31, 2020	145,063,857	22,232,009

Goodwill acquired	3,594,114	563,995

Balance at December 31, 2021	148,657,971	23,327,680

Balance at December 31, 2022	148,657,971	21,553,380

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	FINANCE LEASE RECEIVABLES, NET

6.1	Finance lease receivables consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Finance lease receivables	2,716,511,586	1,161,811,131	168,446,780
Add: unamortized initial direct costs	388,585	380,815	55,213
Less: unearned income	(241,256,613)	(80,532,057)	(11,676,051)
Less: allowance for finance lease receivables—collective	(32,216,759)	(22,171,266)	(3,214,531)

Total finance lease receivables, net	2,443,426,799	1,059,488,623	153,611,411

Finance lease receivables—current	1,414,164,625	799,438,656	115,907,710
Finance lease receivables—non-current	1,029,262,174	260,049,967	37,703,701

6.2	The following table presents the future minimum lease payments to be received:

	2023	2024	2025	2026	2027	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	848,241,938	252,549,195	40,854,903	17,453,736	2,711,359	1,161,811,131

	US$	US$	US$	US$	US$	US$
Finance lease receivables	122,983,521	36,616,191	5,923,404	2,530,554	393,110	168,446,780

6.3	The following table presents the aging of finance lease receivables principal as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	2,366,189,534	1,018,749,298	147,704,764
1-30 days past due	90,969,086	38,193,025	5,537,468
31-60 days past due	6,290,856	9,008,588	1,306,122
61-90 days past due	3,656,847	4,917,323	712,945
91-120 days past due	3,868,995	3,545,621	514,067
121-150 days past due	2,201,790	2,951,294	427,897
151-180 days past due	2,466,450	4,294,740	622,679

	2,475,643,558	1,081,659,889	156,825,942

6.4	Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at the beginning of the year	23,726,420	32,216,759	4,670,991
Additions	25,839,117	51,609,763	7,482,712
Charge-offs	(17,348,778)	(61,655,256)	(8,939,172)

Balance at the end of the year	32,216,759	22,171,266	3,214,531

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	Notes	As of December 31,
		2021	2022
		RMB	RMB	US$
Prepayments for vehicles	i	712,544,814	962,460,729	139,543,687
Other receivables from third parties	ii	33,092,696	204,582,786	29,661,716
Deposits held by third parties		48,176,225	77,096,144	11,177,890
Vehicles	iii	131,722,840	53,570,863	7,767,045
Accrued input value-added tax		22,922,301	23,456,305	3,400,845
Prepaid expenses		9,977,021	8,638,899	1,252,523
Interest receivables		5,655,031	4,960,332	719,181
Others		18,857,709	22,055,970	3,197,815

		982,948,637	1,356,822,028	196,720,702

(i)	Prepayments for vehicles represents the prepayments to the automobile suppliers when the Company acts as a principal.
(ii)	Other receivables from third parties mainly represents the prepayments on behalf of the car dealer buyers when the Company acts as an agent in the automobile trading business.
(iii)
Inventory of the vehicles is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. There were no write-downs or any substantial and unusual losses of vehicles recorded for the years ended December 31, 2020, 2021 and 2022.

8.	INTANGIBLE ASSETS
Intangible assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Finite-lived intangible asset:
Software	5,796,893	9,440,222	1,368,704
Less: Accumulated amortization	(2,956,852)	(4,213,847)	(610,950)

Total finite-lived intangible asset	2,840,041	5,226,375	757,754

Indefinite-lived intangible asset:
License*	43,091,503	43,091,503	6,247,680

Total infinite-lived intangible asset	43,091,503	43,091,503	6,247,680

	45,931,544	48,317,878	7,005,434

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2020, 2021 and 2022 were RMB393,547, RMB588,456 and RMB1,256,995 (US$182,247), respectively.
The estimated useful life of the intangible assets are
6-10
years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB
Software	1,257,606	1,010,211	996,352	937,541	904,884

	US$	US$	US$	US$	US$
Software	182,336	146,467	144,457	135,931	131,196

*
The Company acquired Fushun Insurance Brokerage Co., Ltd in 2019. The acquisition met the “substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets” criteria and is not considered a business combination in accordance with ASC 805.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	SHORT-TERM AND LONG-TERM DEBTS
Short-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2021
			RMB
Short-term borrowings	3.75%-6.50%	1-12 months	579,776,131

Name	Fixed annual rate (%)	Term	As of December 31, 2022
			RMB	US$
Short-term borrowings	1.45%-5.25%	1-12 months	349,299,134	50,643,614
Long-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2021
			RMB
Co-financing debt payables (i)	5.50%-6.60%	24-36 months	954,444,171
Long-term borrowings	4.45%-6.00%	15-36 months	469,941,863

			1,424,386,034

Name	Fixed annual rate (%)	Term	As of December 31, 2022
			RMB	US$
Co-financing debt payables (i)	5.50%-6.60%	24-36 months	361,120,106	52,357,493
Long-term borrowings	4.45%-6.50%	20-36 months	279,892,587	40,580,611

			641,012,693	92,938,104

(i)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.
Financing lease receivables amounting to RMB945,403,768 were collateralized for a majority of short-term borrowings and long-term borrowings as of December 31, 2021, and RMB360,725,648 (US$52,300,303) were collateralized for a majority of short-term borrowings and long-term borrowings as of December 31, 2022.
The weighted average interest rate for the outstanding debts was approximately 5.72% and 4.47% as of December 31, 2021 and 2022. The aggregate amounts of unused lines of credit for short-term borrowings were RMB615 million and RMB620 million (US$90 million), and for long-term borrowings were RMB1,012 million and RMB1,244 million (US$180 million) as of December 31, 2021 and 2022, respectively.
The following table sets forth the contractual obligations of long-term debts—non-current
which has not included impact of discount of time value as of December 31, 2021 and 2022:

	Payment due by period
	Less than 1 year	1 - 2 years	2 -3 years	Total
As of December 31, 2021 (RMB)
Long-term debts – non-current	29,956,101	490,167,979	24,730,673	544,854,753
As of December 31, 2022 (RMB)
Long-term debts – non-current	4,086,053	76,963,214	681,629	81,730,896
As of December 31, 2022 (US$)
Long-term debts – non-current	592,422	11,158,617	98,827	11,849,866

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2021	2022
	Notes	RMB	RMB	US$
Short-term contract liability (net of tax)		292,386,075	422,429,761	61,246,558
Accrued output value-added tax		33,471,335	35,757,905	5,184,409
Customer advances	i	77,811,758	145,841,630	21,145,049
Notes Payable	ii	123,803,438	123,436,000	17,896,538
Deposit due to third-parties		18,891,289	45,333,662	6,572,763
Payable to dealers		50,680,407	14,080,249	2,041,444
Payable to employees		34,285,667	9,627,567	1,395,866
Other tax payables		16,494,783	9,575,306	1,388,289
Accrued professional service fees		8,697,657	5,198,272	753,679
Payable to suppliers		4,003,912	2,119,516	307,301
Interest payable		2,667,405	1,040,927	150,920
Derivative financial liability		5,346,389	—	—
Others		50,495,262	76,395,904	11,076,368

		719,035,377	890,836,699	129,159,184

(i)	Customer advances relate to automobile customer’s deposit balances that are paid to secure the automobiles before a purchase contract is executed.
(ii)
In the ordinary course of business, the Company uses
non-interest
bearing bank acceptance drafts to settle payment with the automobile suppliers. The balance of restricted cash deposited as collateral for such notes payable was RMB51,793,630 and RMB136,671,970 (US$19,815,573) as of December 31, 2021 and 2022, respectively. The aggregate amounts of unused lines of credit for notes payable was RMB921 million and RMB597 million (US$87 million) as of December 31, 2021 and 2022, respectively.

11.	RISK AS SUR ANCE LIABILITIES
The movement of risk assurance liabilities during the years ended December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at the beginning of the year	460,829,299	699,022,914	101,348,795
Fair value of risk assurance liabilities upon the inception of new loans	443,831,604	45,521,150	6,599,946
Performed risk assurance liabilities	(403,388,438)	(642,104,046)	(93,096,335)
Net loss on risk assurance liabilities	197,750,449	299,863,403	43,476,107

Balance at the end of the year	699,022,914	402,303,421	58,328,513

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB31,335,737,264 and RMB16,506,729,778 (US$2,393,250,852) as of December 31, 2021 and 2022, respectively. The Company changed terms of risk assurance with a financial institution in 2021. The term of the risk assurance obligation ranges from
12 months
to 60 months, as of December 31, 2021 and 2022.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	LEASE
Operating lease arrangements
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
Operating lease costs were RMB15,945,782 (US$2,311,921) for the year ended December 31, 2022, which excluded short-term lease costs. Short-term lease costs were RMB3,686,856 (US$534,544) for the year ended December 31, 2022. The rental expenses for the year ended December 31, 2021 were RMB24,733,825. For the years ended December 31, 2021 and 2022, no lease costs for operating leases were capitalized.
As of December 31, 2022, the weighted average remaining lease term was 6.3 years and the weighted average discount rate as of December 31, 2022 is 6.15% for the Company’s operating leases.
Supplemental cash flow information related to operating leases was as follows:

	2022
	RMB	US$
Cash payments for operating leases	15,480,126	2,244,407
Operating ROU assets obtained in exchange for new operating lease liabilities	5,068,377	734,846
Operating ROU assets released in exchange for operating lease liabilities	2,023,201	293,337
Maturities of lease liabilities as of December 31, 2022 were as follows:

	RMB	US$
Year ending December 31,
2023	15,419,265	2,235,583
2024	15,275,454	2,214,733
2025	14,077,075	2,040,984
2026	13,859,582	2,009,451
2027	14,583,165	2,114,360
2028 and thereafter	32,700,933	4,741,189

Total lease payment	105,915,474	15,356,300

Less: imputed interest	(19,469,193)	(2,822,768)

Present value of lease liabilities	86,446,281	12,533,532

The undiscounted future minimum payments under
non-cancelable
operating leases as of December 31, 2021, prior to the adoption of ASC842 were as follows:

RMB
Year ending December 31,
2022	15,710,485
2023	14,124,342
2024	13,873,588
2025	13,459,582
2026	13,459,582
2027 and thereafter	48,629,836

Total	119,257,415

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.	COST OF REVENUE
Cost of revenue consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of vehicle	619,227,148	2,210,715,054	1,580,778,797	229,191,382
Staff cost	73,975,397	105,771,335	105,613,337	15,312,494
Leasing interest expense*	132,322,922	119,692,726	61,128,565	8,862,809
Commission to car dealerships	117,985,878	375,702,902	26,756,550	3,879,335
Staff incentive	84,046,881	61,894,967	—	—
Others	70,562,523	84,232,888	55,812,524	8,092,055

	1,098,120,749	2,958,009,872	1,830,089,773	265,338,075

*	Leasing interest expense refers to interest expense on borrowings by the Company that are directly used to fund finance lease receivables.

14.	NET GAIN (LOSS) ON EQUITY SECURITIES, NET
Net gain (loss) on equity securities consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Unrealized gain on equity securities still held at the reporting date	3,315,475,734	45,804,034	—	—
Net realized gain (loss) on equity securities during the period	37,905,479	(58,795,556)	(9,810,585)	(1,422,402)

	3,353,381,213	(12,991,522)	(9,810,585)	(1,422,402)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	OTHER INCOME, NET
Other income consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Government subsidy	35,888,591	35,384,908	15,321,092	2,221,350
Others	13,250,746	6,526,681	36,745,626	5,327,615

	49,139,337	41,911,589	52,066,718	7,548,965

16.	INCOME TAXES
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
The VIEs’ subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented.
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

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	INCOME TAXES - CONTINUED

The Company’s net income (loss) before income taxes consists of:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cayman Islands	3,309,525,351	(37,599,025)	28,219,345	4,091,420
Hong Kong	(14,414,430)	(14,883,394)	(16,096,157)	(2,333,723)
China	448,162,790	64,790,713	(886,634,531)	(128,549,921)

Net income (loss) before income taxes	3,743,273,711	12,308,294	(874,511,343)	(126,792,224)

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current income tax expense	121,701,686	603,765,914	(134,629,133)	(19,519,390)
Deferred income tax expense (benefit)	248,151,964	(582,913,268)	371,325,673	53,837,162

Total income tax expense	369,853,650	20,852,646	236,696,540	34,317,772

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	276,221,432	361,992,619	52,483,996
Provision for credit losses	194,973,439	255,231,296	37,005,059
Contract assets	7,495,619	—	—
Short-term and long-term lease liabilities	—	20,181,689	2,926,070
Customer advances	5,552,404	5,136,587	744,735
Fair value change on derivative instruments	1,336,597	—	—
Net operating loss carry-forward	16,959,870	67,815,707	9,832,353
Less: valuation allowance	(16,959,870)	(447,965,176)	(64,948,845)

Non-current deferred tax assets, net	485,579,491	262,392,722	38,043,368

Non-current deferred tax liabilities
Acquisition of insurance brokerage license	(10,724,126)	(10,724,126)	(1,554,852)
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,596,174)
Contract assets	—	(168,704,122)	(24,459,798)
Operating lease right-of-use assets	—	(20,181,689)	(2,926,070)
Withholding tax	(40,746,914)	—	—
Others	—	(7)	(1)

Non-current deferred tax liabilities	(62,480,170)	(210,619,074)	(30,536,895)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	INCOME TAXES - CONTINUED

The Company had deferred tax assets related to net operating loss carry forwards of RMB271,262,828 (US$39,329,413) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2023 to 2032 if not utilized, respectively.
The Company operates through its WFOE and VIEs and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits in the near future as of December 31, 2021 and 2022. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Income (loss) before provision of income tax	3,743,273,711	12,308,294	(874,511,343)	(126,792,224)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	935,818,428	3,077,074	(218,627,836)	(31,698,057)
Tax rate differential	(852,831,321)	5,070,813	(6,593,155)	(955,918)
Over-accrued EIT for previous years	—	—	(2,025,370)	(293,651)
Impact of tax rate change	(35,511,678)	—	(878,656)	(127,393)
Non-deductible expenses	19,219,052	19,443,641	41,193,294	5,972,465
Research and development super-deduction	(10,970,775)	(10,177,551)	(7,943,499)	(1,151,699)
Non-taxable income	(982,266)	—	(382,978)	(55,527)
Change in valuation allowance	(2,412,144)	9,894,006	433,465,580	62,846,603
Withholding tax	317,524,354	(6,455,337)	(1,510,840)	(219,051)

Income tax expenses	369,853,650	20,852,646	236,696,540	34,317,772

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. As of December 31, 2021 and 2022, the cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB1,951 million and RMB1,848 million (US$268 million). Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to withholding income tax.
Unrecognized Tax Benefit
As of December 31, 2021 and 2022, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2017 through 2022 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	EARNINGS (LOSSES) PER SHARE (“EPS”)
Basic earnings (losses) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings (losses) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Upon completion of the Company’s IPO on July 26, 2018, all redeemable convertible preferred shares were converted into 169,239,905 Class A ordinary shares. Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.
The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
Basic EPS:	2020		2021		2022
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income (loss) attributable to Cango Inc’s shareholders	2,513,009,017	856,508,830	(6,374,737)	(2,169,615)	(815,323,647)	(118,210,814)	(295,884,236)	(42,899,182)

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	224.10	76.38	216.28	73.61	201.10	201.10	72.98	72.98

Basic EPS	11.21	11.21	(0.03)	(0.03)	(4.05)	(0.59)	(4.05)	(0.59)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	EARNINGS (LOSSES) PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
Diluted EPS:	2020		2021		2022
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders	2,522,647,912	846,869,935	(6,374,737)	(2,169,615)	(815,323,647)	(118,210,814)	(295,884,236)	(42,899,182)
Reallocation of net income as a result of conversion of Class B to Class A shares	846,869,935	—	(2,169,615)	—	(295,884,236)	(42,899,182)	—	—

Net income (loss) attributable to ordinary shareholders for diluted EPS	3,369,517,847	846,869,935	(8,544,352)	(2,169,615)	(1,111,207,883)	(161,109,996)	(295,884,236)	(42,899,182)

Denominator: (millions of shares)
Number of shares used for basic EPS computation	224.10	76.38	216.28	73.61	201.10	201.10	72.98	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	76.38	—	73.61	—	72.98	72.98	—	—
Adjustments for dilutive share options	3.42	—	—	—	—	—	—	—

Number of shares used for diluted EPS computation	303.90	76.38	289.89	73.61	274.08	274.08	72.98	72.98

Diluted EPS	11.09	11.09	(0.03)	(0.03)	(4.05)	(0.59)	(4.05)	(0.59)

Earnings (losses) per share – ADS:
Denominator used for earnings (losses) per ADS – basic	112.05		108.14		100.55	100.55
Denominator used for earnings (losses) per ADS – diluted	151.95		144.95		137.04	137.04
Earnings (losses) per ADS – basic	22.43		(0.06)		(8.11)	(1.18)
Earnings (losses) per ADS – diluted	22.18		(0.06)		(8.11)	(1.18)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	FAIR VALUE MEASUREMENTS
ASC 820,
Fair Value Measurement
(“ASC 820”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 –	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 –	Unobservable inputs which are supported by little or no market activity.
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
The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2021 and 2022.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	FAIR VALUE MEASUREMENTS - CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2022:

As of December 31, 2022
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	—	1,941,432,848	—	1,941,432,848

As of December 31, 2022
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	—	281,481,304	—	281,481,304

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3). In May 2021, the Company granted another 8,454,422 options (Batch 4). On August 1, 2022, the Company granted another 28,000 options (Batch
5-1)
and 1,585,000 options (Batch
5-2).
Part of the options granted in Batch
5-1,
Batch
5-2
and Batch 4 are redistribution of previously forfeited options to different eligible employees.
On April 22, 2022, the Company’s Board of Directors authorized the grant of an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Xiaojun Zhang and an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Jiayuan Lin. Such Share Options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding the Company’s profitable investment in Li Auto Inc., and shall vest immediately upon grant, and have an exercise price of US $1.2951 per Class A Ordinary Share. The option was granted on June 16, 2022.
According to the terms of the ESOP, in the event of the Company distributing cash dividend other than normal cash dividends to its shareholders which affects the price of ordinary shares, an adjustment is required for all outstanding options under the ESOP to reflect such change with respect to exercise price per share.
On March 11, 2021, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB955.4 million (US$147.1 million) was paid to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.7951 per share to US$1.2951 per share from March 22, 2021.
On April 22, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB913.3 million (US$136.6 million) was paid to shareholders (netted with dividend received related with treasury shares) of record as of the close of trading on May 25, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.2951 per share to US$0.7951 per share from June 16, 2022.
On October 11, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately RMB957.7 million (US$134.8 million) was paid to shareholders of record as of the close of trading on October 24, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$0.7951 per share to US$0.2951 per share from November 24, 2022.
Prior to the Company’s IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. Upon the completion of IPO, the estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The expected exercise multiple is estimated by management based on changes in intrinsic value of the option and likelihood of early exercises by employees, which the Company believes is representative of the future.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	SHARE-BASED COMPENSATION-CONTINUED

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of May 25, 2018, (date of inception)	As of February 15, 2019, (date of inception)	As of October 15, 2020, (date of inception)	As of May 1, 2021, (date of inception)	As of June 16, 2022, (date of inception)	As of August 1, 2022, (date of inception)	As of August 1, 2022, (date of inception)
	Batch 1	Batch 2	Batch 3	Batch 4		Batch 5-1	Batch5-2
Risk-free interest rate (%)	2.93	2.66	0.74	0.74	3.20	2.59	2.59
Volatility (%)	38.70	38.70	37.60	38.00	47.80	48.10	48.10
Expected exercise multiple	2.80	2.30	2.30	2.30	2.80	2.80	2.20
Dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951	1.2951	0.7951	0.7951	0.7951
Fair value of ordinary shares (RMB)	37.82	26.80	19.03	21.72	10.52	8.66	8.66
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB78,754,828, RMB87,634,835 and RMB158,522,520 (US$22,983,605) for the years ended December 31, 2020, 2021 and 2022, respectively. The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 were RMB70,486,300, RMB80,710,465 and RMB95,854,700 (US$13,897,625), respectively.
A summary of option activity under the ESOP is as follows:

	Number of options	Weighted average exercise price	Weighted average Grant date fair value	Aggregate Intrinsic Value
		RMB	RMB	RMB
Balance, December 31, 2019	10,826,997	12	32
Granted	8,353,658	12	19
Exercised	(600,014)	12	38	8,104,920
Forfeited	(69,914)	12	24

Balance, December 31, 2020	18,510,727	12	26

Granted	8,454,422	8	22
Exercised	(737,228)	11	30	13,715,140
Forfeited	(281,151)	9	22

Balance, December 31, 2021	25,946,770	8	25

Granted	13,613,000	5	10
Exercised	(1,817,288)	4	25	5,086,872
Forfeited	(1,687,224)	6	20

Balance, December 31, 2022	36,055,258	2	20

Vested or expected to vest at December 31, 2022	35,974,369	2		89,299,258

Exercisable at December 31, 2022	21,567,181	2		53,536,263

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	SHARE-BASED COMPENSATION - CONTINUED

As of December 31, 2022, total unrecognized compensation expense relating to unvested options of Batch 1, Batch 2, Batch 3 , Batch 4, Batch
5-1
and Batch
5-2
was RMB nil (US$ nil), RMB687,362 (US$99,658), RMB13,786,408 (US$1,998,841),RMB39,997,694 (US$5,799,120), RMB123,670 (US$17,930) and RMB6,666,956 (US$966,618) respectively. The expense of Batch 1, Batch 2, Batch 3, Batch 4, Batch
5-1and
Batch
5-2
is expected to be recognized over a weighted-average period of nil years, 0.13 years, 1.42 years, 1.52 years, 2.38 years and 2.38 years, respectively, and a weighted-average remaining contractual term of Batch 1, Batch 2, Batch 3, Batch 4, Batch
5-1and
Batch
5-2
is 5.40 years, 6.13 years, 7.79 years, 8.34 years, 9.59 years and 9.59 years, respectively. Cash received from option exercise under all share-based payment for the years ended December 31, 2022, 2021 and 2020, was RMB7,041,437 (US$1,020,912), RMB8,236,613 and RMB6,693,715, respectively.
For the years ended December 31, 2020, 2021 and 2022, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenue	3,075,317	4,927,484	4,160,056	603,152
Sales and marketing	16,003,486	15,311,101	14,691,410	2,130,054
General and administrative	55,590,630	63,035,444	135,888,877	19,702,035
Research and development	4,085,395	4,360,806	3,782,177	548,364

	78,754,828	87,634,835	158,522,520	22,983,605

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB770,000 (US$111,640) as of December 31, 2022. Almost all of the commitments relating to the network infrastructure are to be fulfilled within one year.
Legal contingencies
The Company is not currently involved in any legal proceedings which could result in material loss contingencies.
Risk assurance contingencies
The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 11.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
As of December 31, 2022, there were 229,831,213 and 72,978,677 Class A and Class B ordinary shares issued, 196,605,493 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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
On March 2, 2021 and August 19, 2021, the Board of Directors of the Company authorized two share repurchase program (“Share Repurchase Programs 2021”), respectively, pursuant to which the Company may repurchase up to total US$100 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from the effective date (the “Effective Date”) of the Share Repurchase Programs 2021.
On March 15, 2021, the Company entered ADS Repurchase Agreements with Xiehuai L.P. which repurchased an aggregate of 3,000,000 ADSs, under Share Repurchases Programs 2021, representing 6,000,000 Class A ordinary shares, at an average price of $9.45 per ADS, for US$28,350,000 (RMB184,728,600).
On April 22, 2022, the Board of Directors of the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2022.
On September 28, 2022, the Company entered ADS Repurchase Agreements with Xiehuai L P. which repurchased an aggregate of 1,735,027 ADSs under the New Share Repurchase Program, representing 3,470,054 Class A ordinary shares, at an average price of $2.30 per ADS, for US$3,991,729 (RMB28,791,942).
Under Share Repurchase Programs 2021 and New Share Repurchase Program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In 2022, the Company repurchased another aggregate of 4,124,098 ADSs, representing 8,248,196 Class A ordinary shares under the Share Repurchase Programs 2021 and New Share Repurchase Program.
As of December 31, 2022, the Company repurchased an aggregate of 18,190,125 ADSs, representing 36,380,250 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021 and New Share Repurchase Program, at an average price of $5.16 per ADS, for US$93,776,334 (RMB620,094,680). As of December 31, 2022, 3,154,530
Class A ordinary
shares
were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 33,225,720 Class A ordinary shares, at an average price of $5.12 per ADS, for US$85,045,883 (RMB559,005,216). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2022.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	RESTRICTED NET ASSETS
The Company is a holding company with no material operations of its own and conducts the operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
For the years ended December 31, 2020, 2021 and 2022, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the VIEs for the periods presented. In addition, the Company’s subsidiaries do not intend to pay dividends or fully settle amounts due to the Company. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB6,301 million and RMB5,621million (US$815 million) as of December 31, 2021 and 2022, respectively.

24.	SUBSEQUENT EVENTS
Pursuant to the New Share Repurchase Program authorized on April 22, 2022, the Company had repurchased 350,812 ADSs from the open market with cash in the aggregate amount of approximately US$410,482 during the period from January 1, 2023 to April 17, 2023
.
On April 21, 2023, the Company announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2023.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	857,888,496	85,823,048	12,443,172
Short-term investments	1,679,107,862	1,149,961,626	166,728,763
Short-term amounts due from subsidiaries (other than WFOE)	738,960,885	402,663,708	58,380,750
Other current assets	1,964,886	4,395,552	637,295

Total Current assets	3,277,922,129	1,642,843,934	238,189,980

Non-current assets
Investments in subsidiaries	64,698,500	54,820,009	7,948,154
Contractual interest in the VIEs and VIEs’ subsidiaries*	3,965,065,845	2,978,731,315	431,875,444

Total non-current assets	4,029,764,345	3,033,551,324	439,823,598

Total assets	7,307,686,474	4,676,395,258	678,013,578

LIABILITIES
Current liabilities
Short-term amounts due to subsidiaries (other than WFOE)	—	34,502,715	5,002,423
Other current liabilities	276,372,739	319,983,531	46,393,251

Total current liabilities	276,372,739	354,486,246	51,395,674

Other non-current liabilities	40,746,914	7	1

Total non-current liabilities	40,746,914	7	1

Total liabilities	317,119,653	354,486,253	51,395,675

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2021 and 2022, respectively; 229,831,213 shares issued and 206,506,455 shares outstanding as of December 31, 2021; 229,831,213 shares issued and 196,605,493 shares outstanding as of December 31, 2022)	154,483	154,483	22,398
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2021 and 2022, respectively; 72,978,677 shares issued and outstanding as of December 31, 2021; 72,978,677 shares issued and outstanding as of December 31, 2022)	49,777	49,777	7,217
Treasury shares	(485,263,213)	(559,005,216)	(81,048,138)
Additional paid-in capital	4,671,769,821	4,805,240,472	696,694,379
Accumulated other comprehensive (loss) income	(187,517,110)	66,359,902	9,621,281
Retained earnings	2,991,373,063	9,109,587	1,320,766

Total shareholders’ equity	6,990,566,821	4,321,909,005	626,617,903

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,307,686,474	4,676,395,258	678,013,578

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
General and administrative	(11,854,536)	(10,079,685)	(7,443,140)	(1,079,154)
Interest income	1,889,711	4,440,117	26,502,229	3,842,462
Foreign exchange loss	(706,543)	(390,858)	(411,971)	(59,730)
Net gain (loss) on equity securities	3,315,475,734	(27,278,116)	(14,671,470)	(2,127,163)
Share of income (loss) of subsidiaries	(17,947,567)	(15,118,076)	(9,705,617)	(1,407,182)
Contractual interests in the VIEs and VIEs’ subsidiaries*	395,464,418	37,717,412	(1,131,232,451)	(164,013,288)
Other income	4,725,168	1,928,027	24,251,883	3,516,195
Other expense	(4,184)	(6,218,510)	(8,186)	(1,187)

Net income (loss) before income taxes	3,687,042,201	(14,999,689)	(1,112,718,723)	(161,329,047)

Income tax expense	(317,524,354)	6,455,337	1,510,840	219,051
Net income (loss)	3,369,517,847	(8,544,352)	(1,111,207,883)	(161,109,996)

Other comprehensive income (loss), net of tax	(234,817,165)	(72,130,683)	253,877,012	36,808,707

Total comprehensive income (loss), net of tax	3,134,700,682	(80,675,035)	(857,330,871)	(124,301,289)

Condensed statements of cash flows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net income (loss)	3,369,517,847	(8,544,352)	(1,111,207,883)	(161,109,996)
Net gain (loss) on equity securities	(3,315,475,734)	27,278,116	14,671,470	2,127,163
Share of income (loss) of subsidiaries	17,947,567	15,118,076	9,705,617	1,407,182
Contractual interests in the VIEs and VIEs’ subsidiaries*	(395,464,418)	(37,717,412)	1,131,232,451	164,013,288
Changes in operating assets and liabilities	310,474,194	(6,320,138)	(182,850)	(26,513)

Net cash (used in) provided by operating activities	(13,000,544)	(10,185,710)	44,218,805	6,411,124
Net cash provided by investing activities	456,658,680	2,150,227,042	1,028,108,135	149,061,668
Net cash used in financing activities	(310,709,163)	(1,391,602,116)	(1,969,849,465)	(285,601,326)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(19,238,574)	(5,443,535)	125,457,077	18,189,566
Net increase (decrease) in cash and cash equivalents and restricted cash	113,710,399	742,995,681	(772,065,448)	(111,938,968)

Cash and cash equivalents and restricted cash at beginning of the year	1,182,416	114,892,815	857,888,496	124,382,140

Cash and cash equivalents and restricted cash at end of the year	114,892,815	857,888,496	85,823,048	12,443,172

*	It represents the primary beneficiary’s share of income or loss generated from the VIEs and their subsidiaries.
Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.
The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323,
Investments – Equity Method and Joint Ventures
(“ASC 323”). Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs’ and their respective profit or loss as “Equity in profits of subsidiaries and VIEs’ on the condensed statements of comprehensive income (loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.