Form 20-F
period 2023-12-31
Cango Inc.
filed 2024-04-26
CIK 1725123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

144,857,131 Class A ordinary shares were outstanding as of December 31, 2023

72,978,677 Class B ordinary shares were outstanding as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“CAGR” are to compound annual growth rate;
●	“Can Gu Long” are to Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd., a company established under the law of the PRC and our wholly-owned subsidiary;
●	“car buyers” are to individuals who have purchased a car;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“consolidated affiliate” are to a subsidiary of the Group’s consolidated VIEs, namely Shanghai Cango and Shanghai Yungu;
●	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;
●	“Didi Chuxing” are to DiDi Global Inc., a company organized under the laws of the Cayman Islands, and its affiliates;
●	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;
●	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;
●	“financing transactions” are to loans and financing leases; financing transactions facilitated through Cango platform include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia; the “amount of financing transactions” refer to the principal amount of financing transactions facilitated through Cango platform in a specified period;
●	“lower-tier cities” are to cities in China that are not tier-one and tier-two cities;
●	“M1+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;
●	“M3+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;
●	“MYbank” are to Zhejiang E-Commerce Bank Co., Ltd., a limited liability company established under the laws of the PRC;
●	“OEMs” are to automotive original equipment manufacturer;
●	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;
●	“registered dealers” are to dealers who are registered with Cango platform;
●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and one of the Group’s consolidated VIEs; the Group primarily conducts its operations through the consolidated VIEs and their respective subsidiaries;
●	“Shanghai Chejia” are to Shanghai Chejia Financing Lease Co., Ltd. (formerly translated as “Shanghai Autohome Financing Lease Co., Ltd.”), a company organized under the law of the PRC and the Group’s consolidated affiliate;
●	“Shanghai Yungu” are to Shanghai Yungu Haoche Electronic Technology Co., Ltd, a company organized under the law of the PRC and one of the Group’s consolidated VIEs;
●	“the Group” are to Cango Inc., Shanghai Cango, Shanghai Yungu and their respective subsidiaries;
●	“tier-one and tier-two cities” refer to (i) tier-one cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-two cities in China, namely (a) Tianjin and Chongqing, (b) the provincial capital cities except for Guangzhou, Yinchuan, Xining and Lhasa and (c) several prefecture-level cities, namely, Qingdao, Foshan, Dalian, Ningbo, Suzhou, Wuxi, Xiamen, Dongguan and Wenzhou;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“VIE” are to variable interest entity;
●	“we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, as the context requires; Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with the consolidated VIEs based in China, namely Shanghai Cango and Shanghai Yungu, and the respective subsidiaries of Shanghai Cango and Shanghai Yungu; and
●	“WeBank” are to Shenzhen Qianhai WeBank Co., Ltd., a limited liability company established under the laws of the PRC.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 12, 2024, the noon buying rate for Renminbi was RMB7.2374 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our goal and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for, and market acceptance of, our solutions and services;
●	our expectations regarding keeping and strengthening our relationships with dealers, financial institutions, insurance brokers and companies, car buyers and other platform participants; and
●	general economic and business conditions.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

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

We control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

●	receive substantially all the economic benefits of our consolidated VIEs; and
●	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of the consolidated VIEs when and to the extent permitted by PRC law.

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

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB, thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as a SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022, or the 2022 annual report, and we were not identified as a SEC-identified issuer in 2023 after we filed the 2022 annual report. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as a SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

PRC Licenses, Permissions and Approvals

We conduct business operations mainly through the consolidated VIEs and their respective subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including (i) the VATS license held by Shanghai Yungu to conduct the internet content provider (ICP) services and online data and transaction processing services, (ii) the VATS license held by Shanghai Yungu to conduct the service provider (SP) services, (iii) the filing with Shanghai Administration for Market Regulation by Shanghai Yungu to conduct used car transaction services, (iv) the filing with Shanghai Municipal Commission of Commerce by Shanghai Yungu to conduct auction business, (v) the governmental approval for, and the license held by, Cango Financing to conduct financing guarantee service, and (vi) the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service. See “Item 4. Information on the Company—B. Business Overview—PRC Licenses, Permits and Approvals” for more details.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection.” According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “—D. Risk Factors—Risks Relating to Our Industry and Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

For the years ended December 31, 2021, 2022 and 2023, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, our company provided loans of US$21 million, nil and US$6 million, net, respectively, to our subsidiaries, and received repayments of nil, US$63 million and nil, net, respectively. For the years ended December 31, 2021, 2022 and 2023, our company paid cash dividends of RMB955 million, RMB1,871 million and nil to our shareholders and ADS holders. For the years ended December 31, 2021, 2022 and 2023, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the consolidated VIEs for the periods presented.

For the years ended December 31, 2021, 2022 and 2023, the consolidated VIEs and the consolidated affiliates provided capital contributions of RMB200 million, RMB74 million and nil, respectively, to other subsidiaries of the consolidated VIEs. For the years ended December 31, 2021, 2022 and 2023, the consolidated VIEs and the consolidated affiliates provided loans of RMB365 million, RMB451 million and nil, respectively, to other subsidiaries of the consolidated VIEs.

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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC accounting standards and regulations, were RMB5,621 million and RMB4,806 million (US$677 million) as of December 31, 2022 and 2023, respectively.

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

Summary Financial Information Related to the Consolidated VIEs

The following condensed consolidated financial statement information presents information related to Cango Inc., or the Parent, which is a Cayman Islands holding company, the consolidated VIEs and our subsidiaries as of December 31, 2022 and 2023 and for 2021, 2022 and 2023.

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the year ended December 31, 2023
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	43	—	1,701,876	—	1,701,919
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	43	—	1,701,876	—	1,701,919
Third-party costs and expenses	(6,435)	(2)	(16,822)	(1,752,411)	—	(1,775,670)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(6,435)	(2)	(16,822)	(1,752,411)	—	(1,775,670)
Operating (loss)/income	(6,435)	41	(16,822)	(50,535)	—	(73,751)
Income/(loss) from non-operations	61,500	2,189	9,184	(36,995)	—	35,878
Share of loss of subsidiaries	(5,408)	—	—	—	5,408	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	(87,530)	—	—	—	87,530	—
Net (loss)/income	(37,873)	2,230	(7,638)	(87,530)	92,938	(37,873)

	For the year ended December 31, 2022
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	37	—	1,980,416	—	1,980,453
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	37	—	1,980,416	—	1,980,453
Third-party costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Operating (loss)/income	(7,443)	35	(20,065)	(919,671)	—	(947,144)
Income/(loss) from non-operations	37,172	6,356	3,969	(211,561)	—	(164,064)
Share of loss of subsidiaries	(9,705)	—	—	—	9,705	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	(1,131,232)	—	—	—	1,131,232	—
Net (loss)/income	(1,111,208)	6,391	(16,096)	(1,131,232)	1,140,937	(1,111,208)

	For the year ended December 31, 2021
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	28	—	3,921,688	—	3,921,716
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	28	—	3,921,688	—	3,921,716
Third-party costs and expenses	(10,080)	(1)	(18,054)	(3,916,831)	—	(3,944,966)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(10,080)	(1)	(18,054)	(3,916,831)	—	(3,944,966)
Operating (loss)/income	(10,080)	27	(18,054)	4,857	—	(23,250)
(Loss)/income from non-operations	(21,063)	(262)	3,171	32,860	—	14,706
Share of loss of subsidiaries	(15,118)	—	—	—	15,118	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	37,717	—	—	—	(37,717)	—
Net (loss)/income	(8,544)	(235)	(14,883)	37,717	(22,599)	(8,544)

Note:

(1)	It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31, 2023
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	681,383	1,225	44,572	293,424	—	1,020,604
Restricted cash - current	—	500	—	1,683,842	—	1,684,342
Other current assets	366,659	77,979	167,300	567,135	—	1,179,073
Total current assets	1,048,042	79,704	211,872	2,544,401	—	3,884,019
Restricted cash – non-current	—	—	—	583,380	—	583,380
Investment in subsidiaries	50,291	—	—	—	(50,291)	—
Contractual interest in the consolidated VIEs	2,616,729	—	—	—	(2,616,729)	—
Other non-current assets	—	—	722	180,489	—	181,211
Total non-current assets	2,667,020	—	722	763,869	(2,667,020)	764,591
Amounts due from the parent	—	—	—	—	—	—
Amounts due from subsidiaries (other than WFOE)	423,885	—	675,767	—	(1,099,652)	—
Amounts due from WFOE	—	—	—	1,561	(1,561)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	45	—	—	(45)	—
Amounts due from group companies	423,885	45	675,767	1,561	(1,101,258)	—
Total assets	4,138,947	79,749	888,361	3,309,831	(3,768,278)	4,648,610
Amounts due to the parent	—	—	423,885	—	(423,885)	—
Amounts due to subsidiaries (other than WFOE)	—	—	675,767	—	(675,767)	—
Amounts due to WFOE	—	—	—	45	(45)	—
Amounts due to VIEs and VIEs’ subsidiaries	—	1,561	—	—	(1,561)	—
Amounts due to group companies	—	1,561	1,099,652	45	(1,101,258)	—
Other current liabilities	321,970	355	689	454,729	—	777,743
Other non-current liabilities	—	—	42	53,849	—	53,891
Total liabilities	321,970	1,916	1,100,383	508,623	(1,101,258)	831,634

	As of December 31, 2022
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	85,823	1,810	22,662	268,622	—	378,917
Restricted cash - current	—	—	—	152,689	—	152,689
Other current assets	1,154,357	72,406	147,116	3,564,859	—	4,938,738
Total current assets	1,240,180	74,216	169,778	3,986,170	—	5,470,344
Restricted cash – non-current	—	—	—	750,877	—	750,877
Investment in subsidiaries	54,820	—	—	—	(54,820)	—
Contractual interest in the consolidated VIEs	2,978,731	—	—	—	(2,978,731)	—
Other non-current assets	—	166	1,452	755,989	37,424	795,031
Total non-current assets	3,033,551	166	1,452	1,506,866	(2,996,127)	1,545,908
Amounts due from the parent	—	—	34,503	—	(34,503)	—
Amounts due from subsidiaries (other than WFOE)	402,664	—	656,474	—	(1,059,138)	—
Amounts due from WFOE	—	—	—	351	(351)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	40	—	—	(40)	—
Amounts due from group companies	402,664	40	690,977	351	(1,094,032)	—
Total assets	4,676,395	74,422	862,207	5,493,387	(4,090,159)	7,016,252
Amounts due to the parent	—	—	402,664	—	(402,664)	—
Amounts due to subsidiaries (other than WFOE)	34,503	—	656,474	—	(690,977)	—
Amounts due to WFOE	—	—	—	40	(40)	—
Amounts due to VIEs and VIEs’ subsidiaries	—	351	—	—	(351)	—
Amounts due to group companies	34,503	351	1,059,138	40	(1,094,032)	—
Other current liabilities	319,983	—	18	2,211,067	(166)	2,530,902
Other non-current liabilities	—	—	1,433	162,008	—	163,441
Total liabilities	354,486	351	1,060,589	2,373,115	(1,094,198)	2,694,343

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the year ended December 31, 2023
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	60,802	2,036	(13,089)	969,040	7,237	1,026,026
Net cash provided by/(used in) investing activities	739,238	(5,467)	(20,070)	1,369,021	41,976	2,124,698
Net cash (used in)/provided by financing activities	(244,177)	—	55,724	(949,602)	(55,724)	(1,193,779)

	For the year ended December 31, 2022
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	44,219	(116)	(27,601)	(599,053)	15,166	(567,385)
Net cash provided by/(used in) investing activities	1,028,108	(6,097)	377,503	1,084,633	(524,618)	1,959,529
Net cash (used in)/provided by financing activities	(1,969,849)	—	(370,800)	(1,020,360)	370,800	(2,990,209)

	For the year ended December 31, 2021
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(10,186)	1,706	(9,396)	(374,887)	(11,628)	(404,391)
Net cash provided by/(used in) investing activities	2,150,227	(8,218)	(354,898)	744,833	129,279	2,661,223
Net cash (used in)/provided by financing activities	(1,391,602)	-	119,353	(554,832)	(119,353)	(1,946,434)

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Industry and Business

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	we have a limited operating history in an emerging market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations;

●	the Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers;
●	OEMs may not continue to participate on Cango platform;
●	failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations;
●	uncertainties relating to the growth of the Chinese automotive and mobility markets in general could adversely affect the Group’s business and results of operations;
●	the Group operates in a market where the credit infrastructure is still at an early stage of development. Information received from third parties concerning a prospective car buyer may be outdated, incomplete, or inaccurate or even fraudulent, which may compromise the accuracy of the Group’s credit assessment and lead to higher overdue ratios; and
●	the Group’s risk management system may not be able to exhaustively assess or mitigate all risks to which the Group is exposed.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	we rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business;
●	any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;
●	the shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition;
●	if the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations; and
●	contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	changes and developments in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies;
●	changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties;

●	the M&A Rules and certain other PRC regulations establish required procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions;
●	uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations; and
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase its registered capital or distribute profits.

Risks Relating to Our ADSs

Risks relating to our ADSs, include, but not limited to, the following:

●	we received a notice of non-compliance with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs;
●	the trading price of our ADSs may be volatile, which could result in substantial losses to you;
●	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline;
●	we may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them; and
●	substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Risks Relating to Our Industry and Business

We have a limited operating history in an emerging market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.

The automotive and mobility markets in the PRC are relatively new and at an early stage of development. Such markets have undergone significant volatility in the past few years, and such pattern may continue in the future. As part of the Group’s business, the Group mainly offers automobile trading solutions and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, insurance brokers and companies, car buyers and other industry participants. To a lesser extent, the Group also provides during-sale automotive financing facilitation to financial institutions and car buyers. Helping more industry participants to recognize the value of the Group’s services is critical to increase the number and amount of automobile trading transactions and insurance transactions on Cango platform and to the success of the Group’s business.

However, we may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in several aspects of the Group’s business operation, such as automobile trading solutions, after-market services facilitation and the development of long-term relationships with platform participants, such as dealers, financial institutions, insurance brokers and companies and car buyers. The laws and regulations governing the automotive and mobility industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results. As the Group’s business develops or in response to competition, the Group may continue to introduce new services or make adjustments to existing services, credit assessment model, business model or operations in general. For example, based on its observation of the market, the Group made a business transition in 2022 to focus on automobile trading solutions and after-market services facilitation while scaling down its automotive financing facilitation services. Currently, the Group cooperates with third-party financial institutions to fund existing loans facilitated through Cango platform. In the future, the Group may decide to facilitate loans which do not require it to bear credit risks or provide guarantees. In addition, for the Group’s automobile trading solutions, while it used to provide new car transaction services through Cango Haoche app and used car transaction services through Cango U-car app, it merged Cango Haoche’s services into Cango U-car platform in the fourth quarter of 2023 to cater to the rapidly disappearing boundary between new car and used car sales channels. The Group’s abilities to retain dealers, financial institutions, insurance brokers and companies and other platform participants and to attract new platform participants are also critical to its business. Any significant change to the business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s financial condition and results of operations. Therefore, it may be difficult to effectively assess the Group’s future prospects.

You should consider the Group’s business and prospects in light of the risks and challenges the Group encounters or may encounter given the rapidly-evolving market in which it operates and its limited operating history. These risks and challenges include the Group’s ability to, among other things:

●	offer automobile trading solutions to a growing number of dealers;
●	maintain and enhance the relationships and business collaboration with dealers, insurance brokers and companies and other platform participants;
●	charge competitive service fees to platform participants while driving the growth and profitability of business;
●	maintain low overdue ratios of financing transactions facilitated through Cango platform;
●	comply with complex and evolving laws and regulations;
●	improve operational efficiency;
●	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support its business operations;
●	enhance technology infrastructure to support business operations and maintain system security and the confidentiality of the information provided and collected across the system;
●	navigate economic conditions and fluctuations;
●	successfully implement business strategies and offer new services, such as automobile trading solutions; and
●	defend the Group against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

The Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers.

At its peak, the Group’s network included over 50,000 registered dealers across China for automotive financing solutions. As of December 31, 2023, 1,801 dealers were registered on Cango U-car app for automobile trading solutions. The Group plans to expand existing dealer network, including by further penetrating existing markets and expanding geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and the experience in the markets in which the Group currently operates may not be applicable in other parts of China. As a result, the Group may not be able to leverage such experience to expand dealer network into other parts of China. Furthermore, the efforts to expand into new geographical markets and attract new dealers to Cango platform may impose considerable burden on the sales, marketing and general managerial resources. If the Group is unable to manage these expansion efforts effectively, if these expansion efforts take longer than planned or if the costs for these efforts exceed expectations, the Group’s results of operations may be materially and adversely affected.

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

OEMs may not continue to participate on Cango platform.

As part of the automobile trading solutions, the Group purchases cars from OEMs to facilitate the sale of such cars to its registered dealers. We believe such collaboration with OEMs makes Cango platform more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that the Group will be able to build and grow the relationships with OEMs. OEMs may prefer to collaborate with other automotive transaction service platforms, decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to the Group in connection with the automobile trading solutions. Failure to build and grow the relationships with OEMs could materially and adversely affect the Group’s business, financial condition and results of operations.

Failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.

The Group started to significantly expand its automobile trading solutions in the third quarter of 2020. In connection with our car sourcing services, the Group purchases new cars from OEMs based on orders from dealers. In terms of used car trading business, the sources of used cars include cars disposed by individual car buyers, such as cars collected as part of delinquency asset management process, as well as cars used as collaterals and later collected and disposed by financial institutions. The Group prices new cars based on the price suggested by OEMs and adjust it based on market demands and prices used cars based on the transaction data associated with providing automotive financing solutions and transaction facilitation services.

The Group has limited experience in the purchase of cars for sale to dealers and facilitate transactions among dealers, and there is no assurance that the Group will be able to do so effectively. Demand for the cars purchased could change significantly between the time an order is placed by a dealer and the expected time of sale to the dealer. Demand may be affected by the number and conditions of used cars, new car launches, product defects, changes in consumer preference and other factors. For the Group’s car sourcing services, even though the Group requires dealers to pay deposits when ordering cars, dealers may choose to forfeit deposits and decline to complete the purchases. As a result, the Group faces inventory risks in connection with the cars purchased by it, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. The Group may also face increasing costs associated with the storage of these cars. Considering the inventory risks and related operational risks, the Group has limited the size of its car sourcing services beginning from the second quarter of 2023. As a result, the Group has experienced a significant decrease in the transaction value of car sourcing services, which has led to and may continue leading to a significant decrease in total transaction value and revenue derived from automobile trading solutions. In addition, as the Group purchases cars from OEMs to facilitate the sale of such cars to its registered dealers, a scale-down of such purchase may result in losing OEMs and dealers which cooperate with the Group. Failure to build and grow the relationships with OEMs and dealers could materially and adversely affect the Group’s business, financial condition and results of operations. Please see “—The Group may not be able to successfully expand or maintain or effectively manage relationships with existing network of dealers” and “—OEMs may not continue to participate on Cango platform.”

For the Group’s transaction facilitation services, while the Group keeps optimizing its system in matching selling dealers with buying dealers, there is no guarantee that each selling dealer will be matched with the most suitable potential buyer. In addition, if selling dealers make false representations of car conditions in their posts and the Group fails to screen out such information, other dealers may lose faith in Cango platform, resulting in reduced dealers’ engagement. Any of the above may materially and adversely affect our business, financial condition and results of operations.

Uncertainties relating to the growth of the Chinese automotive and mobility markets in general could adversely affect the Group’s business and results of operations.

The Group generates a substantial portion of its revenue from automobile trading solutions. As a result, the amount of revenue is affected by the development of the automotive and mobility industries in China. The long-term viability and prospects of various automotive transaction in China remain relatively untested. As such, demand for the Group’s solutions and services and future results of operations will depend on numerous factors affecting the development of the automotive and mobility industries in China, which may be beyond its control. These factors include:

●	the growth in car ownership and the rate of any such growth;
●	changes in car buyers’ demographics, purchasing habits, tastes and preferences;
●	the selection, price and popularity of cars offered by dealers and OEMs; and
●	whether alternative channels or business models that better address the needs of car buyers emerge in China.

A general decline in the use of and demand for cars, or any failure to adapt Cango platform and maintain and improve the experience of various platform participants as to the solutions and services in response to new trends and requirements, may adversely affect our results of operations and business prospects.

In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs were exempted from the purchase taxes. On September 18, 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued Announcement on Continuation of Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology, or the MIIT, and the National Development and Reform Commission jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2021. Pursuant to this circular, the national subsidies for new energy vehicle, or NEV, would be reduced in 20% increments in 2021 compared with that of 2020. On December 31, 2021, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the National Development and Reform Commission jointly issued the Circular on Subsidy Policies for Promotion and Application of New Energy Vehicles in 2022, which became effective on January 1, 2022. Pursuant to this circular, the national subsidies for NEVs were further reduced in 30% increments in 2022 compared with that of 2021, and such subsidies were eliminated at the end of 2022. According to the Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles promulgated by the Ministry of Finance, the State Taxation Administration and the MIIT, which became effective on January 1, 2024, the NEVs purchased from January 1, 2024 to December 31, 2025 shall be exempt from vehicle purchase tax, with the amount of tax exemption for each NEV not exceeding RMB 30,000, and the vehicle purchase tax on the NEVs purchased from January 1, 2026 to December 31, 2027 shall be reduced by half, with the amount of tax reduction for each NEV not exceeding RMB 15,000. We cannot predict whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, the Group’s revenues may decrease, and its results of operations may be materially and adversely affected.

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

The Group operates in a market where the credit infrastructure is still at an early stage of development. Information received from third parties concerning a prospective car buyer may be outdated, incomplete, inaccurate or even fraudulent, which may compromise the accuracy of the Group’s credit assessment and lead to higher overdue ratios.

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

For the purpose of credit assessment, the Group obtains credit information from prospective car buyers, and with their authorization, obtains credit data from external parties to assess applicants’ creditworthiness. The Group may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise the Group’s risk management capabilities. As a result, the assessment of a car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete, inaccurate or even fraudulent information. There is also a risk that after obtaining a car buyer’s information, the car buyer may become delinquent, default on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events. Such outdated, incomplete, inaccurate or even fraudulent information could compromise the accuracy of the Group’s credit assessment model and adversely affect the effectiveness of its control over overdue ratios, in which case the Group’s results of operations will be harmed.

In addition, the Group collaborates with dealers and third-party sales agents to offer credit services to car buyers. Since dealers and sales agents do not bear credit risks, they may refer prospective car buyers without regard to such individuals’ creditworthiness. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. Therefore, failure to detect prospective car buyers with poor credit quality or fraudulent car buyers may lead to higher overdue ratios and adverse effect to the Group’s financial results. To manage such risk, the Group actively monitors credit performance of existing loans and timely takes loan collection measures as well as other delinquent asset management measures. However, such risk management policy may not be effective.

The Group’s risk management system may not be able to exhaustively assess or mitigate all risks to which the Group is exposed.

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

The Group may not be able to maintain low overdue ratios for financing transactions facilitated through Cango platform, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond its control and beyond the control of individual car buyers. As a result of the COVID-19 pandemic, the Group experienced an uptick in delinquency rates. The pandemic interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments. M1+ and M3+ overdue ratios were 2.61% and 1.38%, respectively, as of December 31, 2022, as compared to 1.62% and 0.86%, respectively, as of December 31, 2021. Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. While the Group gradually recovered from the impact of COVID-19 pandemic, the M1+ and M3+ overdue ratios remained relatively stable as of December 31, 2023, which were 2.66% and 1.37%, respectively. The lowering trend of overdue ratios was offset by a significant decrease in the amount of loans obtained through the Cango platform in 2023 as the Group strategically scaled down its automotive financing facilitation services, which led to a significant decrease of the dominator in calculating the M1+ and M3+ overdue ratios. As the Group will continue to scale down its automotive financing facilitation services, we cannot assure you that the Group will be able to lower the overdue ratios in the future. Overdue ratios for financing transactions facilitated may also be affected by macroeconomic conditions.

The way how car buyers’ delinquencies affects the Group’s results of operations depends on the funding arrangement for the relevant financing transactions. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions facilitated through Cango platform would harm existing business relationship with them. As of December 31, 2023, the total outstanding balance of financing transactions funded under such arrangements was RMB1.9 billion (US$0.3 billion), representing 18.6% of the total outstanding balance of financing transactions facilitated.

Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2023, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB7.8 billion (US$1.1 billion), representing 78.0% of the total outstanding balance of financing transactions facilitated. At the inception of each financing transaction facilitated under such arrangements, the Group recognizes risk assurance liabilities at fair value. The Group recognizes additional risk assurance liabilities based on the car buyer’s lifetime expected losses. Accordingly, an increase in overdue ratios of financing transactions for which the Group is obligated to bear credit risk could have a material adverse impact on its results of operations. Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income which represents the non-contingent portion of risk assurance liabilities and contingent risk assurance liabilities. The Group recognized deferred guarantee income of RMB212.1 million (US$29.9 million) in 2023 and contingent risk assurance liabilities of RMB125.1 million (US$17.6 million) as of December 31, 2023. The amount of performed risk assurance liabilities was RMB306.9 million (US$43.2 million) in 2023. Furthermore, such fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. The Group will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than the estimate at inception.

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

The Group endeavors to ensure its collection and recovery efforts comply with the relevant laws and regulations in the PRC and has established strict policies and implemented measures to ensure that the delinquent asset management personnel do not engage in aggressive or predatory practices. However, there can be no assurance that such personnel will not engage in any misconduct while performing their tasks. Any misconduct by the delinquent asset management personnel or the perception that the collection and recovery practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine the ability to collect repayments or recover cars from car buyers in default or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

As a result of the Group’s business transition, the service fees for the Group’s automotive financing facilitation services have declined in the past and may continue to decline in the future, which may adversely affect the Group’s business, financial condition and results of operations.

As the Group made a business transition in 2022 to scale down its automotive financing facilitation services, the Group experienced a material decrease in the amount of financing transactions facilitated by it, which contributed to the decrease in loan facilitation income and leasing income. The amount of financing transactions facilitated by the Group decreased from RMB2.8 billion in 2022 to RMB1.7 million (US$0.2 million) in 2023. The Group’s loan facilitation income and other related income decreased from RMB146.4 million in 2022 to RMB20.0 million (US$2.8 million) in 2023. The Group’s leasing income decreased from RMB155.5 million in 2022 to RMB57.4 million (US$8.1 million) in 2023. Although we believe such business transition allows the Group to focus on the automobile trading solutions and will benefit the Group’s business in the long run, the Group’s loan facilitation income and leasing income will likely decrease in the following years due to an expected decrease in the amount of financing transactions facilitated by it. Such trend may also adversely affect the Group’s profitability. Furthermore, the service fees charged to financial institutions could be affected by a variety of factors, including the competitive landscape of the automotive finance industry and regulatory requirements. Such service fees from financial institutions may also be affected by a change over time in the mix of the types of services offered. Competitors may also offer more attractive service fees, which may require the Group to reduce its service fees to compete effectively.

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

The Group’s business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries. There are uncertainties regarding the interpretation and application of current and future laws and regulations. As of December 31, 2023, the Group had not been subject to any material fines or other penalties under any PRC laws or regulations as to its business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as the Group to new or specific requirements (including without limitation, capital requirements and licensing requirements), the Group’s business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practice is deemed to violate any existing or future rules, laws and regulations, it may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

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

The Group operates insurance brokerage business through Fushun Insurance Brokerage Co., Ltd., a subsidiary of our Shanghai Cango. The insurance brokerage business is highly regulated in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, which was merged into the National Financial Regulatory Administration in May 2023 according to the Reform Plan for the Party and State Institutions promulgated by the Central Committee of the Communist Party of China and the State Council on March 16, 2023, has extensive authority to supervise and regulate the insurance industry in China and has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. The Group faces challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. The Group might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of the insurance brokerage business and we may lose some or all of our competitive advantages during this process. Moreover, the National Financial Regulatory Administration and its local branches may conduct various examinations and inspections on the Group’s insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in the Group’s insurance brokerage business operation are identified, the Group may be required to take certain rectification measures in accordance with applicable laws and regulations, or be subject to other administrative penalties.

Furthermore, the Group also offers transaction facilitation services on Cango U-car app, which connects dealers looking for cars with dealers wishing to supply cars. Therefore, we may be regarded as an e-commerce platform operator under the E-commerce Law. The E-commerce Law and the Measures for the Supervision and Administration of Online Trading impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each dealer’s profile on a regular basis and monitor their market participant registration status. Any failure by us to comply with such laws and regulations could result in suspension of business, rectification orders and fines. We may also be held jointly liable with the dealers if we fail to take necessary actions under specific circumstances.

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

Under the arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2023, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB7.8 billion (US$1.1 billion), representing 78.0% of the total outstanding balance of financing transactions facilitated through Cango platform. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of the current arrangements with certain financial institutions. The Group has utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in most cases, while in certain cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under the arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under the current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form,” the Group may be required to either cease bearing credit risk as part of the arrangements with the financial institutions as described above, or adjust such arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If the Group is unable to satisfy such requirement, it may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.

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

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the CBIRC, which was merged into the National Financial Regulatory Administration. In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, which provide that the risk assets of a financing lease enterprise may not exceed eight times of its total net assets, and the term “risk assets” of a financing lease enterprise refer to its total assets, net of cash, bank deposits, Chinese treasury bonds, and supersede the relevant provision in the abovementioned measures. Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Financing Lease” for more details. As the governmental authorities may promulgate more laws, regulations or rules, there are uncertainties how these new measures will be interpreted and implemented. Shanghai Chejia funds financing leases for car buyers on Cango platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

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

The automotive transaction industry in China is large yet competitive. The Group competes against automotive transaction platforms that connect various players across the automotive transaction value chain, to facilitate automotive and automotive-related transactions. The competitors may offer a greater variety of car models in lower prices in their automotive transaction platforms and/or deliver better user experience. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of the current and potential competitors may have significantly more financial, technical, marketing and other resources than the Group and may be able to devote greater resources to the development, promotion, sales and support of their platform, product and solution and service offerings. Competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions, OEMs or other automotive transaction industry participants than the Group. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of the other competitors. These competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the automotive transaction industry and intensify the market competition. In response to competition and in order to grow or maintain the amount of automotive transactions facilitated to dealers, the Group may have to lower and/or adjust the various fees charged or pay to the different platform participants, which could materially and adversely affect the Group’s business, profit margins and results of operations. If the Group is unable to compete with such companies and meet the need for innovation in the industry, the demand for services on Cango platform could stagnate or substantially decline, which could harm the Group’s business and results of operations.

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

Existing or new solutions and services and changes to Cango platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

●	failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;
●	platform participants may not like, find useful or agree with any changes made;
●	failure to properly price new solutions and services;
●	negative publicity about solutions and services or Cango platform’s performance or effectiveness;
●	views taken by regulatory authorities that the new solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to the Group; and
●	the introduction or anticipated introduction of competing solutions and services by competitors.

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

We are subject to certain risks relating to our agreement with Didi Chuxing.

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

Any harm to Cango brand or reputation or any damage to the reputation of dealers and financial institutions the Group collaborates with or other third parties or the industry where the Group operates or failure to enhance existing brand recognition could have a material adverse effect on the Group’s results of operations and growth prospects.

Enhancing the recognition and reputation of Cango brand is critical to the Group’s business and competitiveness. Factors that are vital to this objective include but are not limited to the ability to:

●	maintain the quality and reliability of Cango platform;
●	maintain and develop relationships with dealers, financial institutions, insurance brokers and insurance companies;
●	maintain and develop relationships with OEMs;
●	provide prospective car buyers and existing car buyers with superior experiences;
●	effectively manage and resolve any complaints of dealers, financial institutions or car buyers; and
●	effectively protect personal information and privacy of car buyers and any data received from any third parties.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of the Group, including but not limited to the management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt the Group’s reputation and harm the Group’s business and results of operations.

As the automotive and mobility markets in China are under rapid development and the regulatory framework for the markets is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s automotive and mobility markets in general may also have a negative impact on the Group’s reputation, regardless of whether the Group has engaged in any inappropriate activities. Furthermore, any negative development in the automotive and mobility markets, such as bankruptcies or failures of platforms providing automotive trading solutions, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as any unethical or illegal activity by other industry players or any failure of platforms providing automotive solutions to detect or prevent unethical or illegal activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image, undermine the trust and credibility the Group has established and impose a negative impact on the ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive and mobility markets, such as widespread misrepresentations of conditions of cars, breach of car selling contracts, car buyer defaults, unethical or illegal activities by industry players and/or the closure of platforms providing automotive solutions, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like the Group. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.

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

The Group is subject to the risk of fraudulent activities associated with car buyers, who may provide it with information that is inaccurate or misleading. The Group does not and may not be able to verify all the information received from car buyers. To the extent the Group verifies car buyers’ information, existing resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could lead to higher overdue ratios, negatively affect the results of operations and harm Cango brand and reputation. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high-profile fraudulent activity could even lead to regulatory intervention and may divert management’s attention and cause the Group to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject the Group to liability as an intermediary under the PRC Civil Code. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Intermediation.” Although the Group has not been materially affected by fraudulent activities associated with car buyers in the past, there is still a possibility that such fraudulent activities may materially and adversely affect the Group’s business, financial condition and results of operations in the future.

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

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.45% as published on April 22, 2024, such cap would be 13.8%.

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

The Group’s quarterly results of operations, including the levels of its revenues, operating cost and expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of the Group’s control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

●	ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers, car buyers and OEMs;
●	the amount of automobile trading transactions and insurance transactions on Cango platform;
●	overdue ratios of financing transactions facilitated;
●	the mix of solutions and services offered;
●	the amount and timing of the Group’s operating cost and expenses and the maintenance and expansion of existing business, operations and infrastructure;

●	emphasis on experience of car buyers, instead of near-term growth;
●	the timing of expenses related to the development or acquisition of technologies or businesses;
●	proper and sufficient accounting policies with respect to risk assurance liabilities and implementation;
●	network outages or security breaches;
●	general economic, industry and market conditions; and
●	changes in applicable laws and regulations.

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

We have made short-term investments in a public company and wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2023, the Group had short-term investments of RMB635.1 million (US$89.4 million) and restricted cash – current – bank deposits held for short-term investments of RMB1.7 billion (US$ 235.2 million). We cannot assure you as to the return of our investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in the Group’s IT systems, including events beyond control, could prevent the offering of solutions and services through Cango platform or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants.

In the event of a system outage, malfunction or data loss, the ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and underlying network infrastructure are critical to the operations, user service, reputation and ability to attract new and retain existing car buyers and financial institutions. The Group’s IT systems infrastructure is currently deployed, and relevant data is currently maintained through a customized cloud computing system. The Group’s servers are housed at third-party data centers, and its operations depend on the service providers’ ability to protect such systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts and similar events, many of which may be beyond control. Many of the Group’s mobile applications are also provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of such mobile applications to users. Moreover, if the arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective, the Group could experience interruptions in solutions and service as well as delays and additional expense to serve platform participants. The ability to exchange information and obtain credit data from third parties could also be interrupted.

Any interruptions or delays in service, whether as a result of third-party error, the Group’s error, natural disasters or security breaches, whether accidental or willful, could harm the relationships with platform participants and the Group’s reputation. The Group may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could disrupt business operations, damage Cango brand and reputation, divert employees’ attention, reduce revenue, subject us to liability and cause platform participants to abandon solutions and services on Cango platform, any of which could adversely affect the Group’s business, financial condition and results of operations.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor who provides data to overseas recipients and falls under any of the specified circumstance to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors who provide personal information to overseas recipients through standard contracts and fall under any of the specified circumstance to file with the local counterpart of the Cyberspace Administration of China within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and senarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect the Group’s business operation.

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

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2023, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

However, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, including the failure to successfully further develop the acquired technology;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from normal daily operations and potential disruptions to the ongoing businesses;
●	strain on current liquidity and capital resources;
●	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;
●	difficulties in retaining relationships with existing customers, employees and business partners of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2024, our co-founders collectively exercised 91.8% of the aggregate voting power of our issued and outstanding share capital. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all of our assets; and
●	any change in control.

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

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. We have granted options to purchase our ordinary shares to certain of our officers and employees since then. For example, in June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, director and chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our Group’s profitable investment in Li Auto. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the expenses associated with share-based compensation may increase significantly, which may have an adverse effect on the Group’s results of operations and financial condition. The Group recognized RMB38.5 million (US$5.4 million) of share-based compensation expenses in 2023.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars. Economic conditions in China are sensitive to global economic conditions. The COVID-19 pandemic resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. There have also been concerns over conflicts in Ukraine and the Middle East, which have resulted in volatility in financial and other markets. Furthermore, the economies may also be affected by the tensions in the relationship between China and the United States. If present Chinese and global economic uncertainties persist, there will be difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce car buyers’ ability to make payments. Should any of these situations occur, the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The COVID-19 pandemic adversely affected our results of operations.

The Group experienced certain disruptions in its operations in certain periods from 2020 to 2022 as a result of the COVID-19 outbreak in China and measures undertaken by the Chinese government to contain the spread of COVID-19, which negatively affected the Group’s business to some extent. In particular, the Group’s revenue decreased from RMB3,921.7 million for 2021 to RMB1,980.5 million for 2022. Furthermore, the COVID-19 outbreaks interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments. As a result, the Group experienced an uptick in delinquency rates. M1+ and M3+ overdue ratios were 2.61% and 1.38%, respectively, as of December 31, 2022, as compared to 1.62% and 0.86%, respectively, as of December 31, 2021. Any future COVID-19 outbreaks in China may again adversely affect the Group’s business, results of operations, financial position and cash flows.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules, both taking effect on January 1, 2020, do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. The interpretation and implementation of the Foreign Investment Law and the Implementing Rules may be subject to changes, and it is still unclear how the Foreign Investment Law and the Implementing Rules would affect our VIE structure and business operation. See “—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules, and how they may impact our business, financial condition and results of operations.”

If our corporate structure and contractual arrangements are deemed by the relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to the Group’s business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have discretion in dealing with such violations, including:

●	revoking the Group’s business and operating licenses;
●	levying fines on the Group;
●	confiscating any of the Group’s income that they deem to be obtained through illegal operations;

●	shutting down the Group’s services;
●	discontinuing or restricting the Group’s operations in China;
●	imposing conditions or requirements with which the Group may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

Furthermore, the PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries and China-based issuers, and we cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect the Group’s business, financial condition and results of operations. Recent statements and regulatory actions by the PRC government, such as those related to the use of VIEs, overseas offering and listing of China-based companies, data security and anti-monopoly concerns, may give rise to regulatory restrictions on the Group’s ability to conduct its business and/or accept foreign investments. For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which were available to the public on July 6, 2021. The Opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings of China-based companies, and propose to take effective measures, such as promoting the establishment of relevant regulatory systems for prevention and resolution of the risks and contingencies faced by China-based overseas-listed companies, amending the special provisions of the State Counsel on overseas offering and listing by companies limited by shares, and clarifying the responsibilities of administrative and regulatory authorities. Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines on the application of regulatory rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; and (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. The interpretation, implementation and enforcement of the Overseas Listing Trial Measures may be subject to changes. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our previous listing or future follow-on public offering or debt financing activities, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face penalties by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating rights in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs or Class A ordinary shares.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement authority when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and most recently amended in January 2024 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. The Group may grow its business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other governmental authorities, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand its business or maintain its market share. See “Item 4. Information on the Company—B. Business Overview—Regulations— M&A Rules and Overseas Listings.”

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

Under the Enterprise Income Tax Law and its implementing rules issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

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

All of the Group’s revenue is denominated in Renminbi. Under current PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of the Group’s future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIEs.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended in December 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect the Group’s liquidity and our ability to fund and expand the Group’s business in the PRC.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports was completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 and November 2023 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and completed its annual inspection and investigation in 2022 and 2023, respectively, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as a SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 26, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers and made such additional disclosure in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 26, 2023, or the 2022 annual report.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of the 2022 annual report and we were not identified as a SEC-identified issuer in 2023 after we filed the 2022 annual report. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as a SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as a SEC-identified issuer again in the future.

If we are identified as a SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as a SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$0.92 to US$19.60 per ADS, and the last reported trading price on April 19, 2024 was US$1.40 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of the Group’s actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including the Group, regardless of whether the Group has conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and 2021, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of service offerings on Cango platform or those of our competitors;
●	changes in the economic performance or market valuations of other transaction service platforms;
●	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of its expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by the Group or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2023, we had 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

For example, we have adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. In March 2024, the SEC adopted final rules on climate - related disclosure, which requires issuers to make a significant amount of climate - related disclosure, including, among others, material Scope 1 and Scope 2 greenhouse gas, or GHG, emissions, climate - related financial metrics, climate - related strategy, governance, targets and goals. The final rules also include phased - in attestation requirements for GHG disclosure. As a result, we expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2023, and that we may be classified as a PFIC in the current and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, fluctuations in the market value of our ADSs can affect our PFIC status.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

The Group began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. The Group initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through Cango platform. At its peak, the Group’s dealer network was comprised of over 50,000 registered dealers for automotive financing solutions. The Group has also established partnerships with several financial institutions over time, including WeBank, MYbank, Bank of Shanghai, Shanghai Rural Commercial Bank, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, the Group has extended services beyond the facilitation of automotive financing transactions and identified additional ways to strengthen Cango platform and serve the customers, such as by starting to provide automobile trading solutions in 2015 and after-market services facilitation in 2017. In 2022, the Group made a business transition to focus on automobile trading solutions and after-market services facilitation while scaling down its automotive financing facilitation services. Currently, the Group cooperates with third-party financial institutions to fund existing loans facilitated through Cango platform. In the future, the Group may decide to facilitate loans which do not require it to bear credit risks or provide guarantees.

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

B.Business Overview

Overview

Who We Are

The Group is a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. The Cango platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. The Group has extensive, technology-enabled service offerings that cover key components of the automotive transaction value chain, including pre-sale automobile trading solutions and post-sale after-market services facilitation. To a lesser extent, the Group also provides during-sale automotive financing facilitation.

Our Vision and Roadmap to Our Vision

Our vision is to make automotive transactions simpler, easier and more pleasant. Automotive financing was originally the Group’s entry point to automotive transaction value chain, and by leveraging its deep expertise in automotive financing, it has accumulated core capabilities that allow it to capture opportunities in upstream and downstream of the automotive transaction value chain. The Group established Cango U-car app, an advanced technology-enabled infrastructure to empower platform participants, which connects upstream vehicle suppliers, aftermarket service providers, and downstream small car dealers in lower-tier cities. It provides comprehensive services spanning the entire transaction process, including historical vehicle condition reports, vehicle appraisal and inspection, logistics and delivery services, insurance, and supply chain financing facilitation, among others. Equipped with unique capabilities and expertise in automotive industry, the Group is well positioned to expand its footprint in automobile trading business and further scale up business. As of December 31, 2023, the Group was able to cooperate with 1,801 dealers registered on Cango U-car app for automobile trading solutions.

The Group’s diversified customer acquisition channels enable it to acquire latest and first-hand knowledge of car buyers’ automotive demand and preference. Leveraging its offline service expertise in lower-tier cities, it has built a distribution network that covers critical warehousing and logistics arrangements to realize the “last mile” delivery of transaction. The Group’s industry knowledge, further empowered by technology and data insights, creates opportunities to provide automobile trading solutions. Moreover, automobile trading capabilities enable the Group to achieve scalability in transaction volume, which is an important factor for attracting new business partners and creating future monetization opportunities. By participating on the scalable Cango platform, business partners are able to improve their operating efficiency and capture additional business opportunities. The Group’s after-market service facilitation and other service offerings also can be attached to the automobile trading process, providing a one-stop platform for all key participants, simple and enjoyable car purchasing experience for car buyers, as well as multiple revenue streams for the Group.

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

Solutions and Service Offerings

Currently, the Group mainly provides pre-sale automobile trading solutions and post-sale after-market services facilitation, covering key components of the automotive transaction value chain. To a lesser extent, the Group also provides during-sale automotive financing facilitation.

Automobile Trading Solutions

The Group provides car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services were accessible primarily through two apps: Cango Haoche app, which was launched in 2022 and provided new car transaction services and Cango U-car app, which was launched in January 2023 and provided used car transaction services. As new car dealers are starting to engage in used car retail while used car dealers are now attempting to sell new cars as well, the Group seamlessly merged the Cango Haoche app into Cango U-car app in the fourth quarter of 2023 to cater to the rapidly disappearing boundary between new car and used car sales channels, thereby optimizing resource allocation and enhancing operational efficiency. Currently, the Group’s automobile trading solutions are accessible primarily through Cango U-car app.

The Group primarily provides dealers with streamlined used car transaction services, consisting of car sourcing and transaction facilitation services. For the Group’s car sourcing services, its self-owned cars primarily include cars disposed by individual car buyers who have used the Group’s automotive financing solutions in the past, including cars collected as part of the delinquency asset management process, as well as cars used as collaterals and later collected and disposed by financial institutions. Leveraging the Group’s wide customer base, the Cango U-car app allows dealers to choose from a large collection of used cars in various types and buying dealers can make bids in online auctions. In addition to car sourcing services, the Group also offers transaction facilitation services, which connect dealers looking for cars with dealers wishing to supply cars. Dealers wishing to supply cars can make sales posts on Cango U-car app. The Group’s customer service team will match the buyers and sellers who meet the requirements, assist them in communicating the details and completing the transaction. The Group will arrange delivery of the cars at the option of dealers if a transaction is entered. In addition, dealers can easily access comprehensive transaction supporting services on the Cango U-car app, including customer leads generation services, logistics services, financial services and insurance services. Through such services, the Group aims to provide dealers with convenient and efficient transaction experience and improve user engagement on Cango platform. As the conditions of used car vary, the Group has engaged third-party professional technician teams and car service teams for used car transactions, providing dealers with car viewing, car inspection and car loan services to further improve the matching conversion efficiency.

To a lesser extent, the Group provides dealers with one-stop new car transaction services. The Group’s car sourcing services aggregate demand from dealers, makes bulk purchase of cars from OEMs and then arranges delivery of cars to the dealers. The Group also offers transaction facilitation services for new car transactions.

Beginning from the second quarter of 2023, the Group has limited the size of its car sourcing services to better manage inventory risks and related operational risks. Please see “Item 3—Key Information—Risks Relating to Our Industry and Business— Failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.”

As of December 31, 2023, 1,801 dealers registered on Cango U-car app for automobile trading solutions. In 2023, the Group’s automobile trading solutions enabled 12,695 car transactions with a total transaction value of RMB1,309.6 million (US$184.5 million).

The Group initiated its membership services in the fourth quarter of 2023 to better serve registered dealers and attract dealers and other service providers to open online stores on Cango platform. In the fourth quarter of 2023, the number of online stores opened on Cango platform reached 38.

After-market Services Facilitation

The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2023, the Group collaborated with eight insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and other automotive related insurance services, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties and car customization services.

Automotive Financing Facilitation Services

The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group made a business transition in 2022 to scale down its automotive financing facilitation services. Currently, the Group cooperates with third-party financial institutions to fund existing loans facilitated through Cango platform. In the future, the Group may decide to facilitate loans which do not require it to bear credit risks or provide guarantees. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing.

New Strategic Initiatives

While the Group currently operates its automobile trading services primarily in lower-tier cities, it has been developing new strategic initiatives. As it witnesses the emergence of NEVs in the automotive industry as the next-generation trend, it has consistently focused on developing its footprint in the NEV space through several strategic initiatives with NEV manufacturers. The Group collaborates with some major NEV brands, and the cooperation encompasses insurance and other services. NEV manufacturers typically do not have a large offline network. This creates a unique opportunity for the Group to provide offline services to NEV manufacturers and their customers by realizing the “last mile” of transaction, leveraging the Group’s nationwide network, operational expertise and industry knowhow.

The Group will continue investing and upgrading its car trading transaction platform for dealers, which cater to evolving needs of car dealers, by improving user interface and developing diversified modules and functions.

In addition, leveraging the rich experience and market know-how, the Group established an interactive and export service website for used car information in March 2024, catering to auto dealers in emerging and developing countries and providing them with easy access to China’s abundant automobile-related resources. This website had a total of 75,000 stock keeping units, or SKUs, when it was launched and about 500-1,000 new SKUs are added to the website each week on average.

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

Solutions and Service Offerings

The Group provides integrated solutions and services through its technology-enabled platform along the entire automotive transaction value chain. As such, its solutions and service offerings mainly include pre-sale automobile trading solutions and post-sale after-market services facilitation. The Group primarily enables other platform participants to optimize their operations or secure better terms in transactions. The unique value proposition brought to platform participants allows the Group to both solidify existing relationships and attract new participants to Cango platform. As the Group serves and interacts with different types of platform participants, it gains further insights into them and captures new business opportunities.

Automobile Trading Solutions

With its automobile trading solutions, the Group is able to provide car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services are accessible primarily through Cango U-car app, which enables dealers to search and view car models for used cars and new cars and place orders on the app. By using the automobile trading solutions, dealers are able to enjoy economies of scale in vehicle sourcing and logistics management. Furthermore, the automobile trading solutions are powered by the Group’s technology platform, aiming to maximize efficiencies. As a comprehensive tool kit to address dealers’ pain points, Cango U-car app allows dealers to conveniently find suitable cars, serve existing car buyers and engage potential car buyers. The Group aims to help small and medium-sized car dealers procure cars cost-efficiently and help OEMs better address market demands across China, especially in lower-tier cities.

●	Used car transactions. The Group offers both car sourcing and transaction facilitation services for used car transactions. For the car sourcing services, the Group’s self-owned cars are primarily from cars disposed by individual car buyers who have used the Group’s automotive financing solutions in the past, including cars collected as part of the delinquency asset management process, as well as cars used as collaterals and later collected and disposed by financial institutions. In addition, when individual car buyers plan to purchase new cars and need to dispose used cars, the Group may offer to buy the used cars from them. When purchasing the Group’s self-owned used cars on Cango U-car app, the dealers are required to pay a deposit first and pay the purchase prices in full before specific deadlines for the cars to be picked up or delivered.

The Group also offers transaction facilitation services on Cango U-car app, which connects dealers looking for cars with dealers wishing to supply cars. Dealers wishing to supply cars can make sales posts on Cango U-car app. After screening, such posts can be viewed by buyers and interested buyers can make bids. The Group’s customer service team will match the buyers and sellers who meet the requirements, assist them in communicating the details and completing the transaction. The Group charges service fees for the matching services. As the conditions of used car vary, the Group has engaged third-party professional technician teams and car service teams for used car transactions, providing dealers with car viewing, car inspection and car loan services to further improve the matching conversion efficiency.

●	New car transactions. To a lesser extent, the Group also offers both car sourcing and transaction facilitation services for new car transactions. For the Group’s car sourcing services, it periodically updates the selection of car models based on new car launches and demands by dealers. When placing an order, a dealer is required to pay a deposit, which represents a percentage of the total purchase price. The Group purchases cars from OEMs based on orders from dealers. Dealers are required to pay purchase prices in full and pick up cars from local warehouses maintained by OEMs or the Group before specific deadlines. If dealers fail to make timely payments, their deposits are forfeited and the Group will seek to sell the relevant cars to other buyers. In addition to car sourcing services, the Group also offers transaction facilitation services, the process of which is substantially the same as transaction facilitation services of used cars.

Beginning from the second quarter of 2023, the Group has limited the size of its car sourcing services to better manage inventory risks and related operational risks. Please see “Item 3—Key Information—Risks Relating to Our Industry and Business— Failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.”

As of December 31, 2023, 1,801 dealers registered on Cango U-car app for automobile trading solutions. In 2023, the Group’s automobile trading solutions enabled 12,695 car transactions with a total transaction value of RMB1,309.6 million (US$184.5 million).

The Group initiated its membership services in the fourth quarter of 2023 to better serve registered dealers and attract dealers and other service providers to open online stores on Cango platform. In the fourth quarter of 2023, the number of online stores opened on Cango platform reached 38.

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

Automotive Financing Facilitation Services

Automotive financing facilitation services primarily involve facilitating financing transactions from financial institutions to car buyers. In 2022, the Group made a business transition to scale down its automotive financing facilitation services. Currently, the Group cooperates with third-party financial institutions to fund existing loans facilitated through Cango platform. In the future, the Group may decide to facilitate loans which do not require it to bear credit risks or provide guarantees. For financial institutions, the Group offers credit origination, credit assessment, credit servicing and delinquent asset management services. For car buyers, the Group facilitates financing transactions that make their car purchases more affordable, and the Group also assists them in handling administrative procedures in relation to car purchasing and financing.

The Group charges financial institutions service fees for its credit services. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. The Group charges certain financial institutions additional fees for its delinquent asset management services.

The Group may also charge car buyers a fee for providing value-added services in certain instances. In addition, the Group recognizes leasing income relating to financing leases funded by Shanghai Chejia.

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

Dealers

Automotive financing was originally the Group’s entry point to automotive transaction value chain. At its peak, the Group’s network included over 50,000 registered dealers across China for automotive financing solutions. Following the Group’s business transition in 2022 to focus on automobile trading solutions and after-market services facilitation, it is able to attract new dealers and convert existing dealers into its network of automobile trading solutions. As of December 31, 2023, 1,801 dealers were registered on Cango U-car app for automobile trading solutions. As of the same date, such extensive dealer network covered 251 cities and all province-level administrative regions in China.

An extensive dealer network is the foundation of Cango platform. Cango platform allows dealers to conveniently source cars, serve existing car buyers, engage potential car buyers and access to value-added services including logistics and warehousing services. Such full-process services significantly strengthen the Group’s relationships with dealers. To a lesser extent, the Group also collaborates with registered dealers when providing services to financial institutions and car buyers.

The Group manages the dealer network through a dedicated in-house sales team of 73 employees as of December 31, 2023. Responsibilities of the sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. The sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China, and the Group continually updates this list based on information obtained from third parties such as OEMs and government sources. Based on the list, the Group analyzes the penetration rate of existing dealer network in each region, screen dealers which are suitable for the dealer network and proactively engage these dealers.

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

Financial Institutions

While the Group made a business transition in 2022 to scale down its automotive financing facilitation services, financial institutions are still important business partners to Cango platform. Third-party financial institutions fund a major portion of financing transactions that the Group facilitates to car buyers, and the Group also facilitates financing leases funded by Shanghai Chejia. The Group collaborates with third-party financial institutions in facilitating financing transactions and receives service fees from financial institutions for facilitating automotive financing transactions to car buyers.

The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	For the year ending December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:	29,036,779	96.4	2,763,008	97.3	1,686	238	100.0
Financing transactions funded by Shanghai Chejia	1,091,415	3.6	75,819	2.7	—	—	—
Total	30,128,194	100.0	2,838,827	100.0	1,686	238	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:	45,145,986	96.7	24,752,810	96.8	9,634,444	1,356,983	96.6
Outstanding principal of financing transactions funded by Shanghai Chejia	1,556,068	3.3	828,444	3.2	337,115	47,482	3.4
Total	46,702,054	100.0	25,581,254	100.0	9,971,559	1,404,465	100.0

Terms of Cooperation with Financial Institutions

●	Pursuant to the agreements with MYbank, the Group collaborates with MYbank to facilitate financing transactions funded by a major commercial bank for car buyers. The Group receives service fees for customer referral, customer consultation, customer repayment reminder, assistance in loan collection and other services, as well as vehicle value assessment from MYbank based on a percentage of the outstanding balance of relevant financing transactions. While MYbank offers such major commercial bank risk assurance up to a certain percentage of the total principal amount of financing transactions facilitated under such arrangement, the Group, in turn, is obligated to compensate MYbank for its payouts in connection with such obligation. After making such payment, security interest in the relevant collateral is also transferred to the Group. As the agreement with MYbank expired in June 2023, the Group needs to enter into new agreement with MYbank for it to fund any new loans facilitated through Cango platform. Nevertheless, MYbank continues to fund existing loans facilitated through Cango platform and performs relevant obligations.
●	Pursuant to the agreement with Bank of Shanghai, the Group receives service fees for industry information services, auto finance business services, management services for personal consumption loans, and other services. The Group is obligated to repay the overdue loans upon certain specified events of default by car buyers. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with Bank of Shanghai expired on December 31, 2022 and has been automatically renewed for three years. The agreement may be terminated for cause, such as breach of contract or liquidation or dissolution. The agreement with Bank of Shanghai may also be terminated without cause by 90 days’ written notice.
●	Pursuant to the agreements with WeBank, the Group facilitates financing transactions with funding provided by WeBank. WeBank pays the Group service fees for credit origination, credit assessment and credit servicing based on a percentage of the outstanding balance of relevant financing transactions. In addition, for certain arrangements, the Group is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers up to a certain percentage of the total outstanding amount of financing transactions facilitated under such arrangements. After purchasing such financing receivables, security interest in the relevant collateral is also transferred to the Group. As the agreement with WeBank expired in April 2023, the Group needs to enter into new agreement with WeBank for it to fund any new loans facilitated through Cango platform. Nevertheless, WeBank continues to fund existing loans facilitated through Cango platform and performs relevant obligations.

Financing Leases

Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. In 2022 and 2023, the amount of financing leases funded by Shanghai Chejia was RMB75.8 million and nil, respectively. As of December 31, 2022 and 2023, the outstanding principal of financing leases funded by Shanghai Chejia was RMB828.4 million and RMB337.1 million (US$47.5 million), respectively.

Car Buyers

Cango platform mainly facilitates after-market services such as insurance products to car buyers. To a lesser extent, the Group also offers automotive financing solutions and related value-added services.

The Group remains in contact with many car buyers even after their automotive loans or financing leases are repaid. The Group places phone calls or provides notifications to car buyers regarding additional value-added services or after-market services through its mobile application Car Owner eGeneration. If car buyers are interested in purchasing a new car, disposing a used car or after-market services such as insurance products, the Group will further communicate with them in offering such services.

Other Platform Partners

●	Insurance Brokers and Companies: The Group is able to provide access to a large number of car buyers for insurance brokers and companies, making Cango a natural and highly efficient partner for them to promote their insurance products. The insurance products currently offered through Cango platform are related to accident insurances, automotive insurances and other automotive related insurance services. The Group plans to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

●	OEMs: Cango platform creates significant value for OEMs by helping them extend their sales channels through the Group’s vast dealer network. OEMs traditionally build their selling channels in first-tier cities. Due to the geographical dispersion of and uneven demand in lower-tier markets, it is generally difficult for OEMs to build their operation in these markets. On the other hand, leveraging the Group’s extensive dealer network spanning across 251 cities, it is well positioned to help OEMs expand their footprint.

Credit Underwriting and Risk Management

As part of the Group’s automotive financing facilitation services, it engages in credit underwriting and takes measures for risk management.

Credit Underwriting Process

Under typical credit underwriting process, the Group first utilizes its credit assessment system to evaluate credit applications from car buyers and refers qualified credit applications to its partner financial institutions, which will perform independent credit assessment. After a credit application is approved, the car buyer enters into a loan agreement with the financial institution, pursuant to which the car buyer is required to make the down payment to the dealer and on behalf of the car buyer, the financial institution pays the remainder of the purchase price to the dealer. The car buyer makes repayment in installments and is required to pledge the car as collateral in favor of the financial institutions, which will be released upon full repayment of the loan. The financial institution pays the Group service fees. A dealer may receive commissions from the Group or the relevant financial institution, depending on the arrangement among the Group, the dealer and the relevant financial institution.

The Group also facilitates financing leases, which are mainly structured using sale-and-leaseback method. The Group applies the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Chejia takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor and pledge the car as collateral in favor of the lessor. The lessor then leases the car back to the relevant car buyer in return for monthly lease payments. The lessor has the right to recover the collateral in the event of default. Upon the expiration of the lease term, the lessor transfers the title back to the car buyer, and its security interest in the collateral is also released.

Credit Assessment Model

Credit assessment forms the foundation of the Group’s risk management efforts. The Group takes a prudent approach to credit assessment, relying on credit assessment model and have the credit assessment team conduct a manual evaluation when necessary. The Group refers qualified credit applications to financial institutions who fund the loans, which perform independent credit assessment. The Group continuously refines its credit assessment model, and aims to maintain low overdue ratios for the financing transactions facilitated through Cango platform. M3+ overdue ratio for all financing transactions facilitated and remained outstanding was 1.38% and 1.37% as of December 31, 2022 and 2023, respectively.

Financing Terms

Financing transactions facilitated through Cango platform are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Chejia:

●	Down payments. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2021, 2022 and 2023.
●	Principal. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB50,400 to RMB100,000 in 2021, RMB74,900 to RMB150,000 in 2022 and RMB32,300 (US$4,549) to RMB123,800 (US$17,437) in 2023.

●	Interest rate. Annual interest on most of the financing transactions facilitated in 2021 ranged from 8.11% to 9.99%. Annual interest on most of the financing transactions facilitated in 2022 ranged from 7.81% to 9.99%. Annual interest on most of the financing transactions facilitated in 2023 ranged from 8.35% to 9.84%. Besides interest, financial institutions do not charge car buyers additional fees.
●	Installments. Each car buyer may repay in monthly installments over a period ranging from one to five years. The combined total represents the principal and interest charged to the car buyer. The car buyer is required to designate a bank account for repayments and authorize automatic payments from this account.
●	Prepayment. Each car buyer who wishes to pay off the outstanding principal before maturity is charged a prepayment fee. The fee is based on a percentage of the outstanding principal amount at the time of prepayment.
●	Late payment penalty fee. A penalty fee for late payment is laid out in the agreement and imposed based on the outstanding principal amount and number of days that a payment is overdue.

In the event of delinquency, the financing terms are not allowed to be restructured.

Delinquent Asset Management

The delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders. During the first five days after a delinquency occurs, the Group sends automated text messages and makes automated phone calls as reminders.
(2)	Live phone calls. If the delinquency continues for more than five days, members of the Group’s delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.
(3)	In-person visits. If the delinquency continues for more than 15 days, the Group may conduct in-person visits when it determines such measures are warranted. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral.
(4)	Recovery. If a car buyer is unable make repayments, the Group may negotiate with the car buyer and settle the outstanding amount by recovering the car collateral. For the financing transactions funded by financial institutions, the Group obtains their authorizations before recovering the car collateral.
(5)	Disposal. After cars are recovered, the Group stores them in warehouses leased by the Group. The Group conducts on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. The Group will then sell the cars.
(6)	Legal actions. If the Group is unable to recover collateral from a delinquent borrower, it may commence a lawsuit against the borrower. The Group has access to a nationwide network of external counsel who can represent it on such lawsuits at a reasonable cost. The Group views the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Technology System

The Group’s technology system, which supports all key operations of Cango platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data quickly. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Such technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. Built on modular architecture, the system can easily expand to enable new business functions, connect new platform participants, and interact with these new participants. Such technology system also allows the Group to achieve high operational efficiency.

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

Big data analytics: The Group collects data from dealers and car buyers through Cango U-car app and Cango’s enterprise Wechat. The Group also collects data from third-party sources with car buyers’ consents. The Group continuously enhances its level of automation through big data analysis and machine learning. Leveraging its database, the Group aims to expand the application of big data analysis in the key aspects of operations, such as customer acquisitions, sales, and delinquent asset management, while complying with the applicable laws and regulations.

Technology is embedded into the business lines’ operational processes. For example, the Group launched its car trading transaction platform as a comprehensive tool kit to address dealers’ pain points. Such car trading transaction platform allows dealers to conveniently source cars from Cango platform, serve existing car buyers and engage potential car buyers. Specifically, the Group developed Cango U-car app, a mobile application which provides dealers with a one-stop, comprehensive and streamlined used car and new car transaction services.

The in-house research and development department comprised 78 employees as of December 31, 2023, including core team members with extensive experience with leading internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

Competition

The automotive transaction industry in China is large yet competitive. The Group competes against automotive transaction platforms that connect various players across the automotive transaction value chain in automotive and automotive-related transaction facilitation. The Group may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading automotive transaction service platform in China, we believe that the Group’s self-reinforcing platform, end-to-end service model, powerful dealer network and visionary and experienced management team make Cango platform more attractive and efficient to each type of participants the Group collaborates with, offering a competitive advantage over existing and potential competitors.

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect its proprietary rights. The Group has registered 12 trademarks in the PRC, including “CANGO Management 灿谷管理.” The Group is the registered holder of 29 domain names in the PRC, such as cangoonline.com. The Group has 92 registered software copyrights relating to its mobile applications.

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

PRC Licenses, Permissions and Approvals

The Group has obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including (i) the VATS license held by Shanghai Yungu to conduct the internet content provider (ICP) services and online data and transaction processing services, (ii) the VATS license held by Shanghai Yungu to conduct the service provider (SP) services, (iii) the filing with Shanghai Administration for Market Regulation by Shanghai Yungu to conduct used car transaction services, (iv) the filing with Shanghai Municipal Commission of Commerce by Shanghai Yungu to conduct auction business, (v) the governmental approval for and the license held by Cango Financing to conduct financing guarantee service, and (vi) the license held by Fushun Insurance Brokerage Co., Ltd. to conduct insurance brokerage service.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—Regulations—M&A Rules and Overseas Listings” and “—Regulations—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection” below. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that the Group has obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the China Banking and Insurance Regulatory Commission, or the CBIRC , which was merged into the National Financial Regulatory Administration.

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

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services it provides and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor who provides data to overseas recipients and falls under any of the specified circumstance to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information which became effective on June 1, 2023. These measures require personal information processors who provide personal information to overseas recipients through standard contracts and fall under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect the Group’s business operation and the value of our securities.

The Group has been in compliance with the regulations and policies that have been issued by the CAC to the date of this annual report in all material respects.

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

On September 20, 2023, the National Financial Regulatory Administration promulgated the Administrative Measures for Insurance Sales Practices, which took effect on March 1, 2024. The Administrative Measures for Insurance Sales Practices further regulates the insurance sales activities of insurance companies and insurance intermediaries. Pursuant to the measures, insurance sales practices are divided into three categories based on the stage when the practices are conducted, namely the pre - insurance sales practices, in - process insurance sales practices and post - insurance sales practices. Such division expands the scope of insurance sales practices to include, among others, activities such as creating an environment for the conclusion of insurance contracts, preparing conditions and soliciting insurance contract counterparties. The measures explicitly prohibit any other entities or individuals other than insurance companies, insurance intermediaries or insurance sales personnel from conducting any insurance sales practices.

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

Regulations Related to Online and Mobile Commerce

On August 31, 2018, the SCNPC promulgated the E - commerce Law, which came into effect on January 1, 2019. The E - commerce Law imposes a series of requirements on e - commerce operators including e - commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The E - commerce Law requires e - commerce platform operators to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on their platforms; establish registration archives and update this information on a regular basis; submit the required identification information of the merchants on their platforms to market regulatory administrative authorities and remind the merchants to complete registration with market regulatory administrative authorities; submit identification information and tax - related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; and establish intellectual property rights protection rules and take necessary measures against infringement of intellectual property rights by merchants on their platforms. In addition, e - commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge any unreasonable fees from merchants operating on their platforms.

According to the E - commerce Law, e - commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 when (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers' legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect on May 1, 2021. These Measures further strengthen the administration and supervision of online trading activities, specify typical examples of unreasonable restrictions or conditions imposed by e - commerce platform operators on transactions concluded on their platforms, and require e - commerce platform operators to verify and update each merchant's profile on a regular basis and monitor their market participant registration status.

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

On March 30, 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force on June 1, 2015, recently amended on March 23, 2023 and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016 and amended in December 2023, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiary and any violations of these circulars could result in severe monetary or other penalties.

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which was amended in December 2023, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including entities and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the account holder.

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

Furthermore, on September 1, 2023, the Standing Committee of the National People’s Congress of China released the second draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

C.Organizational Structure

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

(1)	Investors in our ADSs hold equity interest in Cango Inc., which does not conduct operations.

(2)	Min Gu and Meng Xu hold 99.0% and 1.0% equity interest in Shanghai Yungu, respectively. Meng Xu is an employee of the Group. Min Gu resigned from the Group due to personal reasons in November 2023. Her equity interest in Shanghai Yungu is in the process of transferring to Zhipeng Song, a director of us. Zhipeng Song entered into a series of contractual arrangements with Shanghai Yungu and Can Gu Long, which are expected to be effective in the second quarter of 2024. Shanghai Yungu is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest. Shanghai Yungu is primarily involved in operating the Cango U-car app.
(3)	Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P., the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively holding 15.6%, 15.8%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Shanghai Cango is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest.
(4)	Includes 15 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services and after-market services facilitation to financial institutions and car buyers.
(5)	Primarily involved in the operation of the Group’s automobile trading, including purchasing cars from OEMs to facilitate the sales of such cars to registered dealers.
(6)	Includes two subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, one of our consolidated VIEs, currently owns 61.25% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 38.75% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is the Group’s consolidated affiliate.

Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. Cango Inc. is a Cayman Islands holding company. We currently engage in VATS business, namely value-added online services for platform participants through Shanghai Yungu, one of our consolidated VIEs. We control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

●	receive substantially all the economic benefits of our consolidated VIEs; and
●	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of our consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the consolidated VIEs and their subsidiaries for accounting purposes. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structures of Can Gu Long and our consolidated VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements among Can Gu Long, the consolidated VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges in respect of the consolidated VIEs’ equity interests would not be deemed validly created until they are registered with the local administration for market regulation.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If any of our consolidated VIEs or their shareholders fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. We have been advised by our PRC legal counsel, Fangda Partners, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating the Group’s business do not comply with PRC government restrictions on foreign investment in the aforesaid business the Group engages in or other applicable PRC laws, regulations and rules, the Group could be subject to severe penalties including being prohibited from continuing operations. Furthermore, the interests of the shareholders of our consolidated VIEs in their capacities as such shareholders may differ from the interests of our company as a whole. As the result, there can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor.

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

D.Facilities

The Group’s corporate headquarters are located in Shanghai, China, where it leases approximately 5,592 square meters of office space. The Group also maintains leased properties of approximately 3,354 square meters of office space in 14 other cities as regional offices. In addition, the Group cooperates with a third-party warehouse service provider to lease warehouses for car storage for its automobile trading solutions. The space available for leasing is approximately 480,000 square meters of 96 warehouses in 31 provinces of China. The Group leases parking units on monthly basis, depending on its inventory needs. We believe that the Group will be able to obtain adequate facilities, principally by lease, to accommodate future expansion plans.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

Overview

The Group is a leading technology-enabled automotive transaction service platform in China, connecting dealers, OEMs, car buyers and other industry participants. The Cango platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience. The Group has extensive, technology-enabled service offerings that cover key components of the automotive transaction value chain, including pre-sale automobile trading solutions and post-sale after-market services facilitation. To a lesser extent, the Group also provides during-sale automotive financing facilitation.

Automobile Trading Solutions

The Group enables automobile trading transactions among platform participants by providing car sourcing and transaction facilitation services, along with logistics and warehousing support for dealers. Such services were accessible primarily through two apps: Cango Haoche app, which was launched in 2022 and provided new car transaction services, and Cango U-car app, which was launched in January 2023 and provided used car transaction services. As new car dealers are starting to engage in used car retail while used car dealers are now attempting to sell new cars as well, the Group merged Cango Haoche’s services into the Cango U-car platform in the fourth quarter of 2023 to cater to the rapidly disappearing boundary between new car and used car sales channels. Currently, the Group’s automobile trading solutions are accessible primarily through Cango U-car app. The Group’s automobile trading solutions enable transactions among dealers, as well as those between dealers and OEMs. The Group takes limited inventory risk, as the Group first aggregates demand from dealers, and then makes bulk purchase of cars from OEMs and arranges delivery of cars to the dealers. The Group also owns used cars from cars disposed by individual car buyers who have used the Group’s automotive financial services in the past, as well as cars used as collaterals and later collected and disposed by financial institutions. The transaction facilitation services connect dealers looking for cars with dealers wishing to supply cars. 1,801 dealers were registered on Cango U-car app as of December 31, 2023. In 2023, the Group’s automobile trading solutions enabled 12,695 car transactions with a total transaction value of RMB1,310 million (US$184 million).

After-market Services Facilitation

The Group facilitates the sale of insurance policies and other after-market services for car buyers. As of December 31, 2023, the Group collaborated with eight insurance brokers and companies to facilitate the sale of their products, such as auto insurance, accident insurance and other automotive related insurance services, to car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties and car customization services.

Automotive Financing Facilitation Services

The Group provides automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. Based on its observation of the market, the Group made a business transition in 2022 to scale down its automotive financing facilitation services. Currently, the Group cooperates with third-party financial institutions to fund existing loans facilitated through Cango platform. In the future, the Group may decide to facilitate loans which do not require it to bear credit risks or provide guarantees. The Group also provides value-added services, such as assistance with administrative procedures associated with car purchasing and financing.

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

Key Factors Affecting Our Results of Operations

Solution and Service Offerings and Pricing

The Group’s revenue depends on its ability to improve existing solutions and services, continue identifying evolving business needs, refine collaboration models with business partners and provide value-added services. The Group’s revenue also depends on its abilities to effectively price solutions and services and monetize new business opportunities. The Group drives a significant portion of its revenues from automotive transaction value chain. As such, its financial performance depends in part on the ability to attract and maintain dealers and collaborate with OEMs to provide dealers with sufficient car sources at attractive prices. The Group’s ability to aggregate dealer’s demand enables the Group to obtain favorable car purchase price from OEMs, which further improve dealers’ loyalty to the Group’s automobile trading platform. In addition, the growth of the Group’s transaction facilitation services depends on, among others, the Group’s ability to efficiently matching selling dealers with buying dealers and providing logistics and warehousing services that effectively support the transaction between dealers.

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

In addition, the Group made a business transition in 2022 to focus on automobile trading solutions and after-market services facilitation while scaling down its automotive financing facilitation services based on its observation of the market. As a result, the Group’s loan facilitation income and leasing income have been decreased and are expected to continue decreasing. The Group may also experience an increase in net loss as a result of the strategic shift.

Market Conditions and Government Policies in China

The demand for the Group’s services is dependent upon overall market conditions in China. China’s automotive industry, especially the automotive transaction industry, may be affected by, among other factors, the general economic conditions in China and the growth of disposable income. With the expansion of China’s automotive industry, dealers, financial institutions, OEMs and other industry participants have been utilizing technology-enabled automotive transaction service platforms to solve their pain points and capture market opportunities. The growth of the Group’s business will depend in part of the continuation of these trends.

The Group experienced certain disruptions in its operations in certain periods from 2020 to 2022 as a result of the COVID-19 outbreak in China and measures undertaken by the Chinese government to contain the spread of COVID-19, which negatively affected the Group’s business to some extent. The Group gradually recovered from the impact of the COVID-19 pandemic. Nonetheless, the Group may be affected by any future COVID-19 resurgence in China.

Governmental policies affecting the automotive industry in China are developing and evolving, creating both challenges and opportunities that could affect the Group’s financial performance. The Group will continue to make efforts to ensure that it is compliant with the existing laws, regulations and governmental policies relating to the automotive industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make current business operations more difficult or expensive, or result in changes to solutions and services offerings and hence the ability to price solutions, these events could also provide new product and market opportunities.

Ability to Retain Existing Dealers and Engage New Dealers

The Group’s ability to retain existing dealers it collaborates with and engage new dealers is important for the Group’s business. The growth in the number of dealers is driven by various factors, such as further penetrating existing markets and expanding geographic coverage, attracting more dealers to register on Cango U-car app and increasing dealers’ engagement, maintaining a plethora of choices of cars in attractive prices and enhancing customer relationship management system for dealers to better serve existing car buyers and engage potential car buyers. In addition, the collaborations with dealers may be affected by factors beyond the Group’s control, such as the overall automotive and mobility markets, general economic conditions and the regulatory environment.

Ability to Perform Credit Assessment and Delinquent Asset Management Effectively

In offering the automotive financing facilitation services, the quality of the Group’s risk management efforts and the credit performance of loans facilitated by Cango platform affects its reputation and results of operations.

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

The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
Number of financing transactions facilitated	318,772	30,983	27
Number of automobile trading transactions	23,166	16,418	12,695

The table below sets forth a breakdown for the outstanding principal and amount of financing transactions facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Outstanding principal of financing transactions facilitated	46,702,054	25,581,254	9,971,559	1,404,465
Amount of financing transactions facilitated	30,128,194	2,838,827	1,686	238

We define “financing transactions” as loans and financing leases. Financing transactions facilitated include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions facilitated in a specified period.

Credit Performance Metrics

As of December 31, 2023, the total outstanding balance of financing transactions for which the Group is not obligated to bear credit risk was RMB1.9 billion (US$0.3 billion), representing 18.6% of the total outstanding balance of financing transactions facilitated. The remainder was funded by either (i) financial institutions from which the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, the Group’s consolidated affiliate.

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

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,

	2021				2022				2023

	(%)
M1+ overdue ratio	1.23	1.35	1.58	1.62	1.76	2.21	2.44	2.61	2.33	2.12	2.42	2.66
M3+ overdue ratio	0.54	0.69	0.76	0.86	0.80	1.07	1.27	1.38	1.29	1.09	1.24	1.37

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

	As of / For the Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Balance at the beginning of the period	460,829	699,023
Fair value of risk assurance liabilities upon the inception of new loans	443,832	45,521
Performed risk assurance liabilities	(403,388)	(642,104)
Net loss on risk assurance liabilities	197,750	299,863
Balance at the closing of the period	699,023	402,303

Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income which represents the non-contingent portion of risk assurance liabilities, and contingent risk assurance liabilities in which the movement during the year ended December 3l, 2023 are as follows:

	As of /For the Year Ended December 31,
			Contingent risk assurance
	Deferred guarantee income		liabilities
	2023		2023
	RMB	US$	RMB	US$

	(in thousands)
Balance at the beginning of the period	298,306	42,016	103,997	14,648
Adjustment due to the adoption of ASC 326	—	—	302,407	42,593
Fair value of risk assurance liabilities upon the inception of new loans	34	5	—	—
Performed risk assurance liabilities	—	—	(306,895)	(43,225)
Net recovery on provision for credit losses	—	—	25,632	3,610
Recognized as guarantee income	(212,121)	(29,877)	—	—
Balance at the closing of the period	86,219	12,144	125,141	17,626

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

Before January 1, 2023, the non-contingent aspect of risk assurance liabilities was reduced over the term of the arrangement, which the Group recognized as gain on risk assurance liabilities, as it was released from the risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect was recognized as loss on risk assurance liabilities when car buyer’s default was probable, and the amount of loss was estimable. The Group considered the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers were grouped based on common risk characteristics, such as product type. The Group measured contingent loss based on the future payout estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

From January 1, 2023, the non-contingent aspect of risk assurance liabilities is recorded as deferred guarantee income over the term of the arrangement, which the Group recognizes as guarantee income, as it is released from the deferred guarantee income on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities based on car buyer’s lifetime expected losses. The Group considers the underlying risk profile, including delinquency status, overdue period and historical loss experience as well as expected forward-looking factors when assessing the lifetime expected credit loss. Car buyers are grouped based on common risk characteristics, such as product type. The Group measures contingent loss based on the expected credit loss rates of a portfolio of similar loans less the fair value of the recoverable collateral.

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

	For the year ended December 31,
	2019	2020	2021	2022	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income (loss)	404,859	3,373,420	(8,544)	(1,111,208)	(37,873)	(5,334)
Add: ESOP Expenses(1)	82,266	78,755	87,635	158,523	38,491	5,421
Adjusted net income (loss)	487,125	3,452,175	79,091	(952,685)	618	87
Less: Net income attributable to the non-controlling interest shareholders	13,945	3,902	—	—	—	—
Adjusted net income (loss) attributable to Cango Inc.’s ordinary shareholders	473,180	3,448,273	79,091	(952,685)	618	87
Adjusted net income (loss) per ADS-basic(2)	3.13	22.95	0.55	(6.95)	0.01	—
Adjusted net income (loss) per ADS-diluted(2)	3.12	22.69	0.54	(6.95)	—	—
Weighted average ADS outstanding—basic	151,208,676	150,242,430	144,946,453	137,042,445	121,524,393	121,524,393
Weighted average ADS outstanding—diluted	151,641,829	151,950,322	146,867,997	137,042,445	126,940,244	126,940,244
(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the year ended December 31,
	2019	2020	2021	2022	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	3,373	3,075	4,928	4,160	2,187	308
Sales and marketing	17,523	16,003	15,311	14,691	7,716	1,087
General and administrative	57,093	55,591	63,035	135,889	26,833	3,779
Research and development	4,278	4,085	4,361	3,782	1,755	247
ESOP Expenses	82,266	78,755	87,635	158,523	38,491	5,421
(2)	Each ADS represents two ordinary shares.

Components of Results of Operations

Revenues

The Group’s revenues mainly consist of automobile trading income, loan facilitation income and other related income, guarantee income, leasing income, after-market services income and others. Automobile trading income relates to the automobile trading solutions. The Group generates loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers in connection with existing loans obtained through Cango platform. Guarantee income represents the release of non-contingent risk assurance liability pursuant to the adoption of ASC 326 on January 1, 2023. Prior to the adoption of ASC 326, the release of non-contingent risk assurance liability was recognized in earnings as a reduction of net loss on risk assurance liabilities. Please see “—Risk Assurance Liabilities” for details. Leasing income relates to financing lease payments from car buyers to Shanghai Chejia. After-market services income relates to the facilitation of sale of insurance policies and delinquent asset management services.

The following table sets forth components of the Group’s revenues, both in absolute amount and as a percentage of the total revenues, for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Automobile trading income	2,227,172	56.8	1,596,307	80.6	1,309,634	184,458	77.0
Loan facilitation income and other related income	1,233,556	31.5	146,429	7.4	19,962	2,812	1.2
Guarantee income	—	—	—	—	212,121	29,877	12.5
Leasing income	251,295	6.4	155,522	7.9	57,431	8,089	3.4
After-market services income	193,787	4.9	71,457	3.6	65,388	9,210	3.8
Others	15,906	0.4	10,739	0.5	37,383	5,265	2.1
Total	3,921,716	100.0	1,980,453	100.0	1,701,919	239,710	100.0

Operating Cost and Expenses

The Group’s operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss on contingent risk assurance liabilities, net loss on risk assurance liabilities, provision (net recovery on provision) for credit losses and impairment loss from goodwill.

Cost of Revenue

The Group’s cost of revenue consists of (i) cost of vehicle, (ii) cost for staff responsible for risk management and delinquent asset management, (iii) leasing interest expense, (iv) commission paid to car dealerships, (v) incentive fee to sales staff, (vi) outsourcing fee in connection with repayment collection and (vii) others. The following table sets forth components of the Group’s cost of revenue, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenue:
Cost of vehicle	2,210,715	56.4	1,580,779	79.8	1,294,946	182,389	76.1
Staff cost	105,771	2.7	105,613	5.3	87,602	12,338	5.1
Leasing interest expense (1)	119,693	3.1	61,129	3.1	13,017	1,833	0.8
Commission to car dealerships	375,703	9.6	26,757	1.4	—	—	—
Staff incentive	61,895	1.6	—	—	—	—	—
Outsourcing fee	254	*	10,475	0.5	32,241	4,542	1.9
Others	83,979	2.1	45,337	2.3	84,057	11,839	4.9
Total	2,958,010	75.4	1,830,090	92.4	1,511,863	212,941	88.8
(1)	Leasing interest expense refers to interest expense on borrowings by the Group that are directly used to fund finance lease receivables.

*less than 0.1%

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

Net Loss on Risk Assurance Liabilities / Net Loss on Contingent Risk Assurance Liabilities

Risk assurance liabilities consist of a non-contingent aspect and a contingent aspect.

At the inception of each financing transaction for which the Group has risk assurance obligation, it recognizes the non-contingent aspect at fair value. Before January 1, 2023, the non-contingent aspect of risk assurance liabilities was reduced over the term of the arrangement, which the Group recognized as gain on risk assurance liabilities, as it was released from the risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. After January 1, 2023, the non-contingent aspect of risk assurance liabilities is reduced over the term of the arrangement, which the Group recognizes as guaranteed income, as it is released from the deferred guarantee income on a loan-by-loan basis based on car buyers’ repayments.

Net loss on contingent risk assurance liabilities represents the contingent aspect. Before January 1, 2023, the contingent aspect was recognized as loss on risk assurance liabilities when car buyer’s default was probable and was measured as the future payout estimated using the historical default rates of a portfolio of similar loans. After January 1, 2023, the contingent aspect is recognized as loss on contingent risk assurance liabilities based on car buyer’s lifetime expected losses using the historical default rates and expected forward-looking factors of a portfolio of similar loans.

Provision (Net Recovery on Provision) for Credit Losses

Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, the Group records finance lease receivables relating to the financing leases funded by Shanghai Chejia on the Group’s balance sheet. Before January 1, 2023, the allowance for financing receivables was calculated using the probability of default and loss given default model (without incorporating forward-looking factors) based on pools of financing receivables with similar risk characteristics, including product type to arrive at an estimate of incurred losses in the portfolio up to balance sheet date. After January 1, 2023, the allowance for financing receivables is calculated using the probability of default and loss given default model (incorporating forward-looking factors) based on pools of financing receivables with similar risk characteristics, including product type to arrive at an estimate of expected losses in the portfolio. The Group recognizes any increase in allowance for financing receivables as provision for credit losses for the relevant period.

Impairment Loss from Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group tests for impairment of goodwill annually, and between annual tests if the Group becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. According to those impairment tests, the Group did not record any impairment loss in 2022 and recorded an impairment loss on goodwill of RMB148.7 million (US$20.9 million) in 2023 as the financial performance of the automobile trading solutions and automotive financing facilitation services continued to fall below forecasts. Please see “—Item E. Critical Accounting Policies and Estimates—Goodwill” for details.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% and may be exempted from income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on remittance of dividends.

China

Generally, our PRC subsidiary, consolidated VIEs and subsidiaries of the consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	Year Ended December 31,
	2021			2022		2023
	RMB	%		RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Automobile trading income	2,227,172	56.8		1,596,307	80.6	1,309,634	184,458	77.0
Loan facilitation income and other related income	1,233,556	31.5		146,429	7.4	19,962	2,812	1.2
Guarantee income	—	—		—	—	212,121	29,877	12.5
Leasing income	251,295	6.4		155,522	7.9	57,431	8,089	3.4
After-market services income	193,787	4.9		71,457	3.6	65,388	9,210	3.8
Others	15,907	0.4		10,739	0.5	37,383	5,265	2.1
Total revenues	3,921,716	100.0		1,980,453	100.0	1,701,919	239,710	100.0
Operating cost and expenses:
Cost of revenue	2,958,010	75.4		1,830,090	92.4	1,511,863	212,941	88.8
Sales and marketing	239,333	6.1		132,779	6.7	38,922	5,482	2.3
General and administrative	276,179	7.0		299,545	15.1	156,966	22,108	9.2
Research and development	70,279	1.8		45,959	2.3	30,114	4,241	1.8
Net loss on contingent risk assurance liabilities	—	—		—	—	25,632	3,610	1.5
Net loss on risk assurance liabilities	197,750	5.1		299,863	15.1	—	—	—
Provision (net recovery on provision) for credit losses	203,415	5.2		319,360	16.1	(136,485)	(19,224)	(8.0)
Impairment loss from goodwill	—	—		—	—	148,658	20,938	8.7
Total operating cost and expenses	3,944,966	100.6		2,927,597	147.8	1,775,670	250,098	104.3
Income (loss) from operations	(23,250)	(0.6)		(947,143)	(47.8)	(73,751)	(10,388)	(4.3)
Interest income	26,373	0.7		43,733	2.2	79,165	11,150	4.6
Net (loss) gain on equity securities	(12,992)	(0.3)		(9,811)	(0.5)	24,093	3,393	1.4
Interest expense	(14,481)	(0.4)		(16,809)	(0.8)	(4,100)	(577)	(0.2)
Foreign exchange gain, net	1,351		*	5,918	0.3	1,099	155	0.1
Other income	41,912	1.1		52,067	2.6	30,702	4,324	1.8
Other expenses	(6,606)	(0.2)		(2,466)	(0.1)	(1,625)	(229)	(0.1)
Net income (loss) before income taxes	12,308	0.3		(874,511)	(44.2)	55,583	7,829	3.3
Income tax expenses	(20,853)	(0.5)		(236,697)	(12.0)	(93,457)	(13,163)	(5.5)
Net (loss)	(8,544)	(0.2)		(1,111,208)	(56.1)	(37,873)	(5,334)	(2.2)
Net (loss) attributable to Cango Inc.’s ordinary shareholders	(8,544)	(0.2)		(1,111,208)	(56.1)	(37,873)	(5,334)	(2.2)
*	less than 0.1%.

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

Revenues. The Group’s revenues decreased from RM1,980.5 million in 2022 to RMB1,701.9 million (US$239.7 million) in 2023, primarily due to (i) a decrease of automobile trading income as the Group has limited the size of its car sourcing services and (ii) the further scale-down of loan facilitation income as the Group made a business transition to focus on automobile trading solutions, partially offset by the recognition of guarantee income upon the adoption of ASC 326.

Operating cost and expenses. The Group’s total operating cost and expenses decreased from RMB2,927.6 million in 2022 to RMB1,775.7 million (US$250.1 million) in 2023, primarily due to the positive impacts from the Group’s various cost saving strategies, the enhanced asset management activities which led to a net recovery of provision for credit losses and the adoption of ASC 326 which resulted in a decrease in net loss on risk assurance liabilities. Meanwhile, the decrease in cost of vehicles also contributed to the decrease in operating cost, which was in line with the decrease in automobile trading volume in 2023.

●	Cost of revenue. The Group’s cost of revenue decreased from RMB1,830.1 million in 2022 to RMB1,511.9 million (US$212.9 million) in 2023, primarily due to a decrease in cost of vehicles, which was in line with the decrease in automobile trading volume. The cost of revenue as a percentage of the Group’s total revenues decreased from 92.4% to 88.8% during the same period, primarily due to a lower share of revenue contribution from car trading transactions, which normally present a higher cost-revenue ratio.
●	Sales and marketing. The Group’s sales and marketing expenses decreased from RMB132.8 million in 2022 to RMB38.9 million (US$5.5 million) in 2023, primarily due to the Group’s further scale-down of the sales team. The Group’s sales and marketing expenses as a percentage of the Group’s total revenues decreased from 6.7% in 2022 to 2.3% in 2023.
●	General and administrative. The Group’s general and administrative expenses decreased from RMB299.5 million in 2022 to RMB157.0 million (US$22.1 million) in 2023, primarily because the Group continued to implement cost saving initiatives, including a decrease in the share-based compensation. The Group’s general and administrative expenses as a percentage of the Group’s total revenues decreased from 15.1% in 2022 to 9.2% in 2023.
●	Research and development. The Group’s research and development expenses decreased from RMB46.0 million in 2022 to RMB30.1 million (US$4.2 million) in 2023, primarily due to budget adjustments. The Group’s research and development expenses as a percentage of the Group’s total revenues decreased from 2.3% in 2022 to 1.8% in 2023.
●	Net loss on contingent risk assurance liabilities. The Group’s net loss on contingent risk assurance liabilities was nil and RMB25.6 million (US$3.6 million) in 2022 and 2023, respectively. The loss was recognized for the obligations of the contingent aspect of the risk assurance liabilities in accordance with ASC 326.
●	Net loss on risk assurance liabilities. The Group’s net loss on risk assurance liabilities was RMB299.9 million and nil in 2022 and 2023, respectively. The change was mainly due to the adoption of ASC 326 which stipulated that the contingent aspect of the risk assurance liabilities be presented under net loss on contingent risk assurance liabilities while the non-contingent aspect of guarantees be presented in guarantee income.
●	Provision (net recovery on provision) for credit losses. The Group’s net recovery on provision for credit losses was RMB136.5 million (US$19.2 million) in 2023 compared to a provision for credit losses of RMB 319.4 million in 2022. The recovery was primarily due to the positive impact from the collections of financing receivables.
●	Impairment loss from goodwill. The Group provided impairment loss from goodwill of RMB148.7 million (US$20.9 million) in 2023 compared to nil in 2022. The provision of goodwill impairment was based on the profit forecast associated with historical trend and the prevailing current conditions of market downturn.

Interest income. The Group’s interest income increased from RMB43.7 million in 2022 to RMB79.2 million (US$11.2 million) in 2023, primarily due to a higher interest rate of bank deposits in U.S. dollars.

Net (loss) gain on equity securities. The Group recognized a loss of RMB9.8 million in 2022 and a gain of RMB24.1 million (US$3.4 million) in 2023, primarily due to a downward market price change of Li Auto before the disposal in 2022 and an increase in gain of wealth management products the Group invested in 2023.

Interest expense. The Group’s interest expense decreased from RMB16.8 million in 2022 to RMB4.1 million (US$0.6 million) in 2023, primarily due to a decrease in outstanding borrowings.

Foreign exchange gain, net. The Group recognized foreign exchange gain of RMB5.9 million and RMB1.1 million (US$0.2 million) in 2022 and 2023, respectively, primarily due to the fluctuation of the foreign exchange rate of U.S. dollars against RMB in both years.

Other income. The Group’s other income decreased from RMB52.1 million in 2022 to RMB30.7 million (US$4.3 million) in 2023, primarily due to a decrease in the income from ADS depositary fee shared with the Group.

Income tax expenses. The Group’s income tax expenses decreased from RMB236.7 million in 2022 to RMB93.5 million (US$13.2 million) in 2023, primarily due to a decrease in write-off of deferred tax asset in 2023.

Net loss. As a result of the foregoing, the Group recognized a net loss of RMB1,111.2 million in 2022 and of RMB37.9 million (US$5.3 million) in 2023.

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

For a discussion of the Group’s results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in 2022 annual report.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet its working capital and substantially all of its capital expenditure requirements.

In 2021, net cash used in operating activities was RMB404.4 million. In 2022, net cash used in operating activities was RMB567.4 million. In 2023, net cash provided by operating activities was RMB1,026.0 million (US$144.5 million).

As of December 31, 2023, the Group had RMB3,923.4 million (US$552.6 million) in cash, cash equivalents, restricted cash – bank deposits held for short-term investments, restricted cash – others, including both current portion and non-current portion, and short-term investments and our consolidated VIEs had RMB2,585.7 million (US$364.2 million) of cash, cash equivalents, restricted cash – bank deposits held for short-term investments, restricted cash – others and short-term investments.

As of December 31, 2023, the Group had cash and cash equivalents of RMB1,020.6 million (US$143.7 million), as compared to cash and cash equivalents of RMB378.9 million as of December 31, 2022. The Group’s cash and cash equivalents consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. The amounts of the cash and cash equivalent held by the consolidated VIEs were approximately RMB268.6 million and RMB293.4 million (US$41.3 million) as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Group had restricted cash – bank deposits held for short-term investments of RMB1,670.0 million (US$235.2 million). Such bank deposits were recognized as restricted cash – current as of December 31, 2023 for the purposes of renewing short-term investments and was converted to short-term investments subsequently.

As of December 31, 2023, the Group had restricted cash – others of RMB597.7 million (US$84.2 million), including current portion of RMB14.3 million (US$2.0 million) and non-current portion of RMB583.4 million (US$82.2 million). The Group’s restricted cash – others consists of cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions and (ii) collateral for notes payable for automobile trading business. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from the Group’s deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by the Group after a specified delinquency period. Such restricted cash is not available to fund the Group’s general liquidity needs.

As of December 31, 2023, the Group had short-term investments of RMB635.1 million (US$89.4 million), primarily consisting of time deposits and structured deposits investments with original maturities of three months or more but less than one year and marketable securities with readily determinable fair value.

As of December 31, 2023, the Group had short-term debts of RMB39.1 million (US$5.5 million) and long-term debts of RMB1.6 million (US$0.2 million), including current portion of long-term debts of RMB0.9 million (US$0.1 million) and non-current portion of long-term debts of RMB0.7 million (US$0.1 million). The Group’s credit agreements do not contain any material debt covenants.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(404,390)	(567,385)	1,026,026	144,513
Net cash provided by investing activities	2,661,223	1,959,529	2,124,698	299,257
Net cash (used in) financing activities	(1,946,434)	(2,990,209)	(1,193,779)	(168,140)
Cash, cash equivalents and restricted cash at beginning of the year	2,314,892	2,610,281	1,282,483	180,634
Cash, cash equivalents and restricted cash at end of the year	2,610,281	1,282,483	3,288,326	463,151

Operating Activities

Net cash provided by operating activities was RMB1,026.0 million (US$144.5 million) in 2023, primarily due to net loss of RMB37.9 million (US$5.3 million), adjusted for (i) impairment loss for goodwill of RMB148.7 million (US$20.9 million), (ii) deferred income tax expense of RMB89.5 million (US$12.6 million), (iii) share-based compensation expense of RMB38.5 million (US$5.4 million), (iv) loss on contingent risk assurance liabilities of RMB25.6 million (US$3.6 million) and (v) changes in working capital, partially offset by the adjustments for (i) guarantee income of RMB212.1 million (US$29.9 million) and (ii) net recovery of credit losses and other assets of RMB136.5 million (US$19.2 million). Adjustments for changes in working capital primarily consisted of (i) a decrease in other current and non-current assets of RMB1,164.5 million (US$164.0 million), primarily due to the decrease of advance payments to suppliers of automobile trading businesses upon the delivery of goods, (ii) a decrease in contract assets of RMB466.8 million (US$65.8 million), primarily due to the loan facilitation service fees collected in 2023, (iii) a decrease in financing receivables of RMB264.7million (US$37.3 million) due to the positive impact of the collection activities and (iv) a decrease in accounts receivables of RMB202.0 million (US$28.4 million). Such changes in working capital were partially offset by (i) a decrease of other current and non-current liabilities of RMB685.5 million (US$96.6 million), primarily due to the decrease of customer advances of automobile trading business upon the delivery of goods and (ii) a decrease in contingent risk assurance liabilities of RMB306.9 million (US$43.2 million), primarily due to the fulfillment of the Group’s risk assurance obligations.

Net cash used in operating activities was RMB567.4 million in 2022, primarily due to net loss of RMB1,111.2 million, adjusted for (i) deferred income tax expense of RMB371.3 million, (ii) provision for credit losses of RMB319.4 million, (iii) loss on risk assurance liabilities of RMB299.9 million, (iv) share-based compensation expense of RMB158.5 million, and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) a decrease in risk assurance liabilities of RMB596.6 million, primarily due to the fulfillment of the Group’s risk assurance obligations, (ii) an increase in financing receivables of RMB277.9 million, primarily due to an increase in amount of delinquent loan and debt securities the Group acquired in 2022 under contractual obligations, and (iii) an increase in other current and non-current assets of RMB370.3 million, primarily due to an increase in balances of advance payments and deposits to the suppliers of automobile trading businesses. Such changes in working capital were partially offset by (i) a decrease in contract assets of RMB651.6 million, primarily due to the loan facilitation service fees collected in 2022 for such services granted to customers in the years before.

Net cash used in operating activities was RMB404.4 million in 2021, primarily due to net loss of RMB8.5 million, adjusted for (i) deferred income tax benefit of RMB582.9 million, (ii) provision for credit losses of RMB203.4 million, (iii) loss on risk assurance liabilities of RMB197.8 million, (iv) share-based compensation expense of RMB87.6 million, and (v) changes in working capital. Adjusted for changes in working capital primarily consisted of an increase in other current and non-current liabilities of RMB773.5 million, primarily due to an increase in balances of advance payments and deposits from customers of automobile trading businesses. Such changes in working capital were partially offset by (i) an increase in contract assets of RMB679.4 million, due to the loan facilitation services provided to customers in 2021 and the service fees due after December 31, 2021, (ii) an increase in financing receivables of RMB217.3 million primarily due to an increase in amount of delinquent loan and debt securities the Group acquired in 2021 under contractual obligations, and (iii) an increase in other current and non-current assets of RMB180.9 million, primarily due to an increase in balances of advance payments and deposits to the suppliers of automobile trading businesses.

Investing Activities

Net cash provided by investing activities was RMB2,124.7 million (US$299.3 million) in 2023, primarily due to (i) maturities of held-to-maturity investment of RMB5,541.6 million (US$780.5 million), (ii) repayments of finance lease receivables of RMB822.0 million (US$115.8 million) and (iii) proceeds from sale or redemption of other short-term investments, net of RMB567.2 million (US$79.9 million), which was partially offset by purchases of held-to-maturity investment of RMB4,805.0 million (US$676.8 million).

Net cash provided by investing activities was RMB1,959.5 million in 2022, primarily due to (i) maturities of held-to-maturity investment of RMB4,353.8 million, (ii) repayments of finance lease receivables of RMB1,408.1 million, and (iii) proceeds from sale or redemption of other short-term investments, net of RMB212.6 million, which was partially offset by (i) purchase of held-to-maturity investment of RMB3,934.7 million, and (ii) origination of finance lease receivables of RMB75.8 million.

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

Financing Activities

Net cash used in financing activities was RMB1,193.8 million (US$168.1million) in 2023, primarily due to repayment of borrowings of RMB1,177.7 million (US$165.9 million) and payment to repurchase treasury shares of RMB246.9 million (US$34.8 million), which was partially offset by proceeds from borrowings of RMB228.1 million (US$32.1 million).

Net cash used in financing activities was RMB2,990.2 million in 2022, primarily due to distribution to shareholders of RMB1,871.1 million, repayment of borrowings of RMB1,705.2 million, and payment to repurchase treasury shares of RMB105.8 million, which was partially offset by proceeds from borrowings of RMB684.8 million.

Net cash used in financing activities was RMB1,946.4 million in 2021, primarily due to repayment of borrowings of RMB2,101.6 million and distribution to shareholders of RMB955.4 million, which was partially offset by proceeds from borrowings of RMB1,546.7 million.

Capital Expenditures

The Group made capital expenditures of RMB18.9 million, RMB4.6 million and RMB1.8 million (US$0.3 million) in 2021, 2022 and 2023, respectively. In these periods, such capital expenditures were mainly used for purchases of property and equipment and intangible assets. The Group will continue to make capital expenditures to meet the expected growth of its business.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2023 and any subsequent interim period primarily include its short-term loans, long-term debt obligations, capital commitment obligations, operating lease commitment obligations, as well as capital expenditures and repurchase of shares. See “—Capital Expenditures” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

We intend to fund the Group’s existing and future material cash requirements with its existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. The Group will continue to make cash commitments, including capital expenditures, to support its business initiatives.

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2023:

	Payment due by period
			Less than			More than
	Total		1 Year	1 – 3 Years	3 – 5 Years	5 Years

	RMB	US$	RMB

	(in thousands)
Long-term debt obligations	806	114	47	759	—	—
Operating lease commitment obligations	60,040	8,456	8,814	18,052	19,631	13,543
Total	60,846	8,570	8,861	18,811	19,631	13,543

Off-Balance Sheet Arrangements

The Group has entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions facilitated. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2023, deferred guarantee income and contingent risk assurance liabilities related to such arrangement were RMB211.4 million (US$29.8 million). As of December 31, 2023, the maximum potential undiscounted future payment the Group would be required to make was RMB4,855.9 million (US$683.9 million).

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

C.Research and Development

The Group has focused on and will continue to invest in its technology system, which supports all key aspects of Cango platform and is designed to optimize for scalability and flexibility.

The Group’s research and development expenses were RMB70.3 million, RMB46.0 million and RMB30.1 million (US$4.2 million) in 2021, 2022 and 2023, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Policies and Estimates

Revenue Recognition

The Group’s revenues are derived principally from 1) automobile trading income, 2) loan facilitation services and post-origination administrative services, or “PAS”, 3) finance lease services, 4) after-market services facilitation services, 5) guarantee income and 6) other income, which mainly includes vehicle management fees and storage service fees related to automobile trading transaction.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration that the Group expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Group determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and

●	Recognize revenue when (or as) the entity satisfies a performance obligation.

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2021, 2022 and 2023 is RMB41.6 million, RMB23.4 million and RMB14.1 million (US$2.0 million), respectively.

The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive (loss) income.

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

The Group applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2021, 2022 and 2023, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

Pursuant to ASC 350, the Group may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit of Cango Inc. is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit’s fair value is compared to its carrying value. The Company tests for impairment annually, and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. As of December 31, 2022, the Group completed its annual impairment test for goodwill under a quantitative impairment test of goodwill in which the Group performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting unit are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting unit involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. No impairment losses on goodwill and intangible assets were recognized during the years ended December 31, 2022. The Group’s management performs goodwill impairment tests during the year ended December 31, 2023 and recorded an impairment loss on goodwill of RMB148.7 million (US$20.9 million) during the third quarter in 2023 as the financial performance of the automobile trading and loan facilitation businesses continued to fall below original expectations, which was classified as “Impairment loss from goodwill” in the consolidated statement of comprehensive (loss) income.

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

The risk assurance liability consists of two components, the Group’s obligation to stand ready to make delinquent payments over the term of the arrangement (non-contingent risk assurance liabilities) and the contingent obligation relating to the contingent loss arising from the arrangement (contingent risk assurance liabilities).

Non-contingent risk assurance liabilities

Non-contingent risk assurance liability is accounted for in accordance with ASC 460. At inception, the Group recognizes non-contingent risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. Subsequently, non-contingent risk assurance liability is reduced over the term of the arrangement as the Group is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal.

Prior to the adoption of ASC 326 on January 1, 2023, the release of non-contingent risk assurance liability was recognized in earnings as a reduction of net loss on risk assurance liabilities. Subsequent to January 1, 2023, non-contingent risk assurance liability is subsequently recognized as guarantee income.

Contingent risk assurance liabilities

Prior to January 1, 2023, the contingent risk assurance liability was accounted for in accordance with ASC 450, Contingencies (“ASC 450”). The contingent loss arising from the obligation to make future payments was recognized under incurred loss methodology, when borrower default was probable, and the amount of loss was estimable. The Group measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the historical recoverable amount.

Subsequent to January 1, 2023, the contingent risk assurance liabilities accounted for under ASC 450 are in the scope of ASC 326 and subject to the CECL lifetime methodology, the contingent risk assurance liabilities shall be accounted for in addition to and separately from the non-contingent risk assurance liabilities accounted for under ASC 460. The contingent risk assurance liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inception. The subsequent changes in the contingent risk assurance liability calculated under the Group’s CECL life methodology is adjusted through earnings as changes in net loss on contingent risk assurance liabilities.

Allowance for Financing Receivables and Allowance for Finance Lease Receivables

Before the adoption of ASC 326 on January 1, 2023

The allowance for financing receivables and allowance for finance lease receivables were calculated by multiplying the PD and LGD model based on pools of finance lease receivables or financing receivables with similar risk characteristics, including product types, i.e. new cars and used cars to arrive at an estimate of incurred losses in the portfolio. Under the incurred loss methodology, credit losses were recognized only when the losses were probable of having been incurred. The Group adjusted the allowance for finance lease receivables that was determined by the PD and LGD model for various macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations.

After the adoption of ASC 326 on January 1, 2023

The Group replaces the existing incurred loss methodology, with a forward-looking expected loss approach referred to as a CECL methodology. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The Group’s CECL model subsequent to the adoption of ASC 326

Subsequent to the adoption of ASC 326 on January 1, 2023, the Group established its current expected credit losses model, or CECL model, calculated by multiplying the PD and LGD model based on pools of loans with similar risk characteristics. The Group selects expected forward-looking factors, which have a strong correlation, economic, and commercial significance using a regression model, and incorporates these forward-looking factors into the CECL model. These forward-looking factors mainly include producer price index, urban unemployment rate, holiday effect and scale of social financing. The expected life of each loan is determined based on the contractual term.

The CECL model is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables and finance lease receivables. The CECL model also applies to certain off-balance sheet credit exposures, such as contingent risk assurance liabilities not accounted for as derivatives. As a result, the Group recognized the cumulative effect as a decrease of approximately RMB307 million (US$43 million) after adjusting for deferred taxes to the opening balances of retained earnings on January 1, 2023.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2023.

Name	Age	Position/Title
Xiaojun Zhang	52	Co-founder and chairman
Jiayuan Lin	55	Co-founder, director and chief executive officer
Yongyi Zhang	51	Chief financial officer and director
Zhipeng Song	39	Director
Chi Ming Lee	71	Independent director
Dongsheng Zhou	56	Independent director
Rong Liu	75	Independent director

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

B.Compensation

Compensation

In 2023, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB20.4 million (US$2.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

As of March 31, 2024, options to purchase 23,999,068 Class A ordinary shares were outstanding under the share incentive plan. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan.

The table below summarizes outstanding options held by our directors and executive officers as of March 31, 2024 under the share incentive plan.

		Ordinary Shares
		Underlying	Option Exercise		Option
Name	Position	Option Awards	Price (US$)**	Grant Date	Expiration Date
Xiaojun Zhang	Chairman	1,667,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,895,130	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
		28,000	0.2951	August 1, 2022	July 31, 2032
Jiayuan Lin	Chief executive officer and director	1,688,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,992,630	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
Yongyi Zhang	Chief financial officer and director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031
Zhipeng Song	Director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031
*	The shares underlying the outstanding options held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
**	The option exercise price has been adjusted to US$0.2951 due to the payments of cash dividends to our shareholders.

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

C.Board Practices

Our board of directors consisted of seven directors as of December 31, 2023. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	select senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our third amended and restated memorandum and articles of association.

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
●	setting clear hiring policies for employees and former employees of the independent auditors;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and, if material, approving all related party transactions on an ongoing basis;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;
●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Group’s financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Xiaojun Zhang, Jiayuan Lin and Dongsheng Zhou. Xiaojun Zhang is the chairperson of our compensation committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;
●	reviewing and approving our senior officers’ employment agreements with us;
●	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jiayuan Lin, Xiaojun Zhang and Dongsheng Zhou. Jiayuan Lin is the chairperson of our nominating and corporate governance committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.Employees

As of December 31, 2021, 2022 and 2023, the Group had a total of 2,351, 827 and 632 employees, respectively. The decrease in the Group’s employees in 2023 was primarily due to the organizational restructuring for business transitions. The following table sets forth the breakdown of the Group’s employees as of December 31, 2023 by function:

	Number of
Function	Employees	% of Total
Sales and marketing	73	11.6
Operations	172	27.2
Risk management	219	34.7
General administration	90	14.2
Research and development	78	12.3
Total	632	100.0

As of December 31, 2023, 290 of the Group’s employees were based in Shanghai. The rest of the employees were based in other cities across China.

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

We believe that the Group maintains a good working relationship with its employees, and the Group has not experienced any major labor disputes.

E.Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

As of March 31, 2024, the total number of ordinary shares outstanding is 208,729,976, comprising 135,751,299 Class A ordinary shares and 72,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			Percentage
			of total	Percentage
	Class A	Class B	outstanding	of aggregate
	ordinary shares	ordinary shares	ordinary shares	voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	12,012,128	38,275,787	22.8	48.4
Jiayuan Lin(2)	14,827,861	34,702,890	22.4	44.1
Yongyi Zhang	***	—	***	***
Zhipeng Song	***	—	***	***
Chi Ming Lee	—	—	—	—
Dongsheng Zhou	—	—	—	—
Rong Liu	—	—	—	—
Directors and Executive Officers as a Group	28,015,505	72,978,677	43.2	91.8
Principal Shareholders:
Lin Entities(3)	2,741,607	34,702,890	17.9	43.7
Eagle Central Holding Limited(4)	—	38,275,787	18.3	48.0
Tencent Mobility Limited(5)	25,223,898	—	12.1	1.6
Didi Chuxing(6)	28,376,116	—	13.6	1.8
Taikang Offshore Entities(7)	16,217,006	—	7.8	1.0
*	The business address for our directors and executive officers is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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

***	Less than 1% of our total outstanding shares.
(1)	Represents (i) 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central, and (ii) 12,012,128 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire upon exercise of the options within 60 days. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 4 below.
(2)	Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise, (iii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise, and (iv) 12,086,254 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire upon exercise of the options within 60 days. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below.

(3)	Represents (i) 1 Class A ordinary share that is held by Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise, and (iii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Traveler Enterprise is a limited liability company established in the British Virgin Islands. Traveler Enterprise is controlled by Traveler Trust, a trust established under the laws of Guernsey. Mr. Jiayuan Lin is the settlor of Traveler Trust, and Mr. Lin and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in our company. The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Represents 25,223,898 Class A ordinary shares in the form of ADSs that are beneficially owned by Tencent Mobility Limited. Information regarding beneficial ownership is based on the information contained in the Schedule 13G reported as of December 31, 2021 and filed by Tencent Mobility Limited with SEC on February 10, 2022. Tencent Mobility Limited is a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.
(6)	Represents (i) 4,740,480 Class A ordinary shares held by Links Advance Holdings Limited and (ii) 23,635,636 Class A ordinary shares held by DiDi Sunshine Investments L.P. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Didi Chuxing with SEC on February 13, 2020. Links Advance Holdings Limited is controlled by Didi Chuxing. DiDi Sunshine Investments L.P. is an exempted limited partnership organized in the Cayman Islands. Its general partner is a wholly-owned subsidiary of Didi Chuxing. The general partner exercises the voting rights with respect to the shares held by the limited partnership. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in the limited partnership. According to the information contained in the Schedule 13G filed by Galactic Gain Limited with SEC on February 13, 2020, Galactic Gain Limited is a limited partner of DiDi Sunshine Investments L.P. and indirectly holds the 23,635,636 Class A ordinary shares. Galactic Gain Limited is an exempted company incorporated under the laws of the Cayman Islands, which is wholly owned by Boyu Capital Fund III, L.P. Boyu Capital Fund III, L.P. is a limited partnership organized under the laws of the Cayman Islands, of which Boyu Capital General Partner III, L.P. is the general partner. Boyu Capital General Partner III, L.P. is a limited partnership organized under the laws of the Cayman Islands, of which Boyu Capital General Partner III, Ltd. is the general partner. Boyu Capital General Partner III, Ltd. is an exempted company incorporated under the laws of the Cayman Islands, which is wholly owned by Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. is an exempted company incorporated under the laws of the Cayman Islands, of which XYXY Holdings Ltd. is the controlling shareholder. XYXY Holdings Ltd. is a company incorporated under the laws of the British Virgin Islands, which is wholly owned by Xiaomeng Tong. The registered address of Galactic Gain Limited is at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents (i) 8,108,503 Class A ordinary shares in the form of ADSs that are beneficially owned by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 8,108,503 Class A ordinary shares in the form of ADSs that are beneficially owned by TK Autolink Inc., a limited liability company established in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by Taikang Offshore Entities with SEC on February 12, 2020. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of March 31, 2024, the co-founders collectively exercised 91.8% of the aggregate voting power of our issued and outstanding share capital.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On October 10, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Special Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Special Option Grants.”

C.Interests of Experts and Counsel

Not Applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

On March 11, 2021, our board of directors approved a special cash dividend of US$0.5 per ordinary share (or US$1 per American depositary share) based on our outstanding ordinary shares. This special cash dividend aggregated approximately US$151.4 million, of which US$147.3 million was paid on April 8, 2021 (Eastern Time) to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time).

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

B.Significant Changes

We have not experienced any other significant changes since the date of the Group’s audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.” See Exhibit 2.4 to this Form 20-F for a description of our ADSs.

B.Plan of Distribution

Not Applicable.

C.Markets

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B.Memorandum and Articles of Association

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange.”

E.Taxation

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock by vote or value;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. dollar.

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

As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a passive foreign investment company, or a PFIC, for United States federal income tax purposes for 2023, and that we may be classified as a PFIC in the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for United States federal income tax purposes for 2023, and that we may be classified as a PFIC in the current and future taxable years.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election or that the ADSs will continue to be listed on the NYSE. However, only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

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

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2023, and that we may be classified as a PFIC in the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished to the IRS.

F.Dividends and Paying Agents

Not Applicable.

G.Statement by Experts

Not Applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of the Group’s revenues and substantially all of its expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had foreign exchange gain of RMB1.4 million, RMB5.9 million and RMB1.1 million (US$0.2 million) in 2021, 2022 and 2023, respectively.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2021, 2022 and 2023.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year - over - year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not Applicable

B.Warrants and Rights

Not Applicable

C.Other Securities

Not Applicable

D.American Depositary Shares

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
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)
Up to U.S. 5¢ per ADS issued

● Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

● ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Payments by Depositary

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For 2023, the depositary shared with us US$1.0 million, after deduction of applicable U.S. taxes.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

As of December 31, 2023, we had used approximately US$21.2 million of the net proceeds received from our initial public offering to satisfy working capital needs.

ITEM 15.CONTROLS AND PROCEDURES

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined Chi Ming Lee, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2022	2023

	(In thousands of US dollars)
Audit Fees(1)	928	873
Tax Fees	—	—
All Other Fees	—	—
Total	928	873
(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of annual financial statements and agreed upon procedures on our quarterly financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2023. In 2023, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

				Total	Approximate
				Number of ADSs	Dollar Value of
				Purchased as	ADSs that May
	Total Number of			Part of Publicly	Yet Be Purchased
	ADSs	Average Price		Announced Plans	Under the
Period	Purchased(1)	Paid per ADS(2)		or Programs(3)	Programs(3)
January 2023	59	US$	1.35	59	US$44.7 million
February 2023	—	US$	—	—	US$44.7 million
March 2023	210,699	US$	1.15	210,699	US$44.5 million
April 2023	238,282	US$	1.29	238,282	US$50.0 million
May 2023	243,368	US$	1.16	243,368	US$49.7 million
June 2023	24,556,115	US$	1.30	24,556,115	US$17.8 million
July 2023	258,174	US$	1.22	258,174	US$17.5 million
August 2023	111,736	US$	1.28	111,736	US$17.4 million
September 2023	179,811	US$	1.20	179,811	US$17.1 million
October 2023	234,242	US$	1.16	234,242	US$16.9 million
November 2023	148,215	US$	1.16	148,215	US$16.7 million
December 2023	336,300	US$	1.03	336,300	US$16.4 million
Total	26,517,001	US$	1.29	26,517,001	US$16.4 million
(1)	All of our ADSs purchased were pursuant to publicly announced plans or programs.
(2)	Each of our ADSs represents two Class A ordinary shares.
(3)	We announced a share repurchase program in April 2022, under which we were approved to repurchase up to US$50 million worth of our outstanding ADSs and Class A ordinary shares through April 2023. We announced another share repurchase program in April 2023, under which we were approved to repurchase up to US$50 million worth of our outstanding ADSs and Class A ordinary shares through April 24, 2024. The repurchases were made through open market transactions and privately negotiated transactions in accordance with applicable rules and regulations.

The Company repurchased 2.3 million Class A ordinary shares and 5.5 million Class A ordinary shares from two institutional investors respectively in privately negotiated transactions for an aggregate purchase price of approximately US$2.9 million and US$6.8 million, respectively. The Company settled the transactions in January 2024. The two institutional investors are independent third parties to the Company and not related to any director or executive officer of the Company. The two transactions enabled the Company to repurchase more shares than otherwise available from open market and increased value to all remaining shareholders of the Company.

We announced a new share repurchase program in April 2024, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from April 25, 2024. The repurchases may be effected, through various means, including open market transactions, privately negotiated transactions, block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases will be effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as applicable. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Group’s working capital requirements and general business conditions.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of seven members, only three of whom are independent directors. Our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H.MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.Insider Trading Policy

Not Applicable.

ITEM 16K.Cybersecurity

Risk Management and Strategy

The Group has adopted a comprehensive risk management system to manage various risks that it faces, including financial risks, operational risks, compliance risks and cybersecurity risks. In particular, cybersecurity risk management is a core component of the Group’s overall risk management framework. The Group has engaged Ernst & Young Hua Ming LLP to conduct independent audits on the Group’s compliance with the internal control requirements under the Sarbanes-Oxley Act of 2002, and IT general controls (ITGC) is an important part of it. ITGC audits and consultancy cover cybersecurity, including information technology governance, information security (network and data security), access controls, system change management and operation maintenance management. The Group has established an array of risk management procedures to identify, assess and manage such risks, primarily consisting of (i) preventive measures such as cybersecurity management policy and personal information protection policy, among others, to prevent cybersecurity incidents and (ii) remediation measures such as personal information incidents response plan and cybersecurity incident response plan, among others, to remediate cybersecurity incidents.

As part of the Group’s preventive measures, its cybersecurity management policy protects the security of its network structure and equipment, prevents unauthorized access and sets out procedures to monitor and assess its network operation. The Group’s personal information protection policy classifies personal information, sets out managing procedures based on such classification and only grants access to employees of designated positions. The Group has different level of authorizations corresponding to the responsibilities associated with each type of position. The Group has also adopted other preventive policies to ensure the safety of its system, mailbox, cloud, IT projects and software development, among others.

In addition, the Group adopted policies and procedures to remediate cybersecurity incidents. The Group’s personal information incidents response plan sets out procedures to handle personal information incidents of different materiality level and record-keeping policies to continuously enhance its personal information protection capabilities. The Group’s cybersecurity incident response plan sets out procedures to handle cyber-attack, computer virus and other impacts caused by natural disasters and accidents. The Group has also adopted other remediation policies such as malfunction handling procedures and data backup plans to minimize the loss caused by cybersecurity incidents.

Engagement of Third-Party Service Providers

To comply with the requirements under the Cybersecurity Law and Data Security Law and enhance the security of its information technology systems, the Group has engaged third-party agencies to perform system assessments and rectifications for hierarchical cybersecurity protection on a periodic basis. Fushun Insurance Brokerage Co., Ltd. and Shanghai Yungu have each obtained the Level 3 Certificate for Information Security Level Protection.

The Group has adopted third-party security assessment procedures and data outflow control procedures to manage risks from cybersecurity threats associated with its use of third-party service providers. For example, the Group’s servers are housed at third-party data centers, and its operations depend on the service providers’ ability to protect such systems in their facilities as well as their own systems. The Group performs security assessment on such third parties by assessing their cybersecurity policies, data encryption and privacy policies and relevant certificates, establishing procedures in granting such third parties access to the Group’s database and requiring them to conduct regular inspections. Since in cooperation with third-party service providers may involve data outbound, the Group desensitizes sensitive information before transferring such data. The Group does not allow third-party service providers to directly access its database and it includes customary confidentiality clause in the agreements it enters into with them.

Risks from Cybersecurity Threats

The Group faces risks associated with cybersecurity threats in carrying out its business operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any significant disruption in the Group’s IT systems, including events beyond control, could prevent the offering of solutions and services through Cango platform or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants”; “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technology is a critical aspect in the efficient operation of the Group’s business, and if any of the Group’s systems contain undetected errors, or if the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, the Group’s operations may be materially and adversely affected”; and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected.”

Cybersecurity Governance

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. When material cybersecurity risks and incidents occur or in other cases where management deems necessary, the board reviews reports from management and discusses remediation plans with them.

In addition, our audit committee is responsible for risk assessment and risk management, including risks relating to cybersecurity threats or incidents. The responsibilities of our audit committee include discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor.

Management

The Group’s management is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Leadership Group, (ii) Implementation Group and (iii) Supervision Group. The Cybersecurity Leadership Group, which is led by our chief executive officer and chief technology officer, is in charge of establishing and overseeing cybersecurity policies and strategies. The Implementation Group, comprising maintenance and securities department and other relevant departments, is in charge of executing technical controls and solutions to safeguard the Group’s system, network and IT infrastructure, among others. The Supervision Group, comprising the Group’s internal auditors and internal control department, is in charge of ongoing assessment of its cybersecurity work and compliance, including the internal control assessment in accordance with the Sarbanes-Oxley Act.

Our chief technology officer, Mr. Xu Meng, has been in charge of designing and technologically upgrading our cybersecurity compliance framework under the Personal Information Protection Law since 2021. Prior to joining our Company, he was in charge of assessing and strengthening the cybersecurity management of a major automotive company under the General Data Protection Regulation in support of its expansion into Europe. Before that, he served in another renowned automotive company and was responsible for designing cybersecurity compliance framework, delivering internal trainings and implementing cybersecurity management policies and procedures.

Based on information obtained through Cybersecurity Leadership Group, Implementation Group and Supervision Group, the Group’s management makes assessments of cybersecurity risks and incidents and regularly reports information about such risks and incidents as well as their assessment to the board of directors, to foster the board’s understanding on such risks and enable them to make decisions timely.

In 2023, the Group was not subject to material fines or penalties in connection with cybersecurity, and there were no material cybersecurity incidents arising from cybersecurity or personal data protection.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Cango Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.EXHIBITS

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
4.4

Form of Power of Attorney by each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.5

Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.6

Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.7

English translation of the form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Yungu Haoche Electronic Technology Co., Ltd (“Shanghai Yungu”) and each shareholder of Shanghai Yungu (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

4.8

English translation of the form of Power of Attorney by each shareholder of Shanghai Yungu (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

4.9

English translation of the Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Yungu (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

4.10

English translation of the form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Yungu and each shareholder of Shanghai Yungu (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

4.11

Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.12

Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.13

Cooperation Agreement on Automobile Finance Business, dated April 30, 2020, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.14

Automobile Finance Guarantee Contract, dated January 25, 2021, among WeBank, Shanghai Cango and Cango Financing Guarantee Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

Exhibit Number	Description of Document
4.15

Automobile Finance Project Cooperation Agreement, dated March 24, 2020, among Shanghai Cango, Chongqing Wantang Information Technology Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.16

Automobile Finance Project Counter-guarantee Agreement, dated March 24, 2020, between Cango Financing Guarantee Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.17

Personal Consumer Loan Business Cooperation Agreement, dated July 31, 2018, among Puxi Branch of Bank of Shanghai Co., Ltd., Shanghai Chejia and Shanghai Cango (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.18

Financial Support Undertaking Letter issued by the Registrant to Shanghai Yungu (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

97.1*	Incentive Compensation Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: April 26, 2024

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2024 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on certain financial instruments in 2023 and changed its method for accounting for leases in 2022 and 2023.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to the accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Measurement of expected credit loss on contingent risk assurance liabilities, financing receivables and finance lease receivables
Description of the Matter

As explained in Note 2 to the consolidated financial statements, the Company has contingent risk assurance liabilities provided for off-balance sheet loans, financing receivables and finance lease receivables that are subject to current expected credit losses (“CECL”) methodology. At December 31, 2023, the Company’s contingent risk assurance liabilities, allowance for financing receivables and allowance for finance lease receivables were RMB 125 million, RMB 58 million and RMB13 million, respectively. The Company selects expected forward-looking factors, which have a strong correlation, economic, and commercial significance using a regression model, and incorporates these forward-looking factors into the CECL model. These forward-looking factors mainly include producer price index, urban unemployment rate, holiday effect and scale of social financing.

Auditing management’s measurement of contingent loss of risk assurance liabilities, allowance for financing receivables and allowance for finance lease receivables was complex and subjective because the selection of the expected forward-looking factors used in the CECL model requires significant management judgment. Changes in the expected-looking factors would significantly affect the amount of contingent risk assurance liabilities, allowance for financing receivables and allowance for finance lease receivables.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s measurement of expected credit loss on contingent risk assurance liabilities, financing receivables and finance lease receivables. For example, we tested controls over management’s review of the selection of expected forward-looking factors used in the CECL model.

We performed audit procedures that included, among others, evaluating the methodology used in management’s selection of expected forward-looking factors. We compared the selected expected forward-looking factors to industry, business and market information available from third-party sources. We also tested the completeness, and accuracy of the underlying data used in the CECL model. In addition, valuation professionals were used to assist in evaluating the appropriateness of the regression model used to select the expected forward-looking factors.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Cango Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cango Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss) income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 26, 2024

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2022	2023
	Notes	RMB	RMB	US$
ASSETS

Current assets (including current assets of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB372,874,938 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively):

Cash and cash equivalents		378,917,318	1,020,604,191	143,749,094
Restricted cash - current - bank deposits held for short-term investments		—	1,670,006,785	235,215,536
Restricted cash - current – others (including restricted cash – current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB136,671,970 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)		152,688,510	14,334,937	2,019,034
Short-term investments	3	1,941,432,848	635,070,394	89,447,794
Accounts receivable, net	4	266,836,951	64,791,709	9,125,721
Finance lease receivables - current, net of allowance of RMB15,461,529 and RMB9,970,622 (US$ 1,404,333) as of December 31, 2022 and 2023, respectively (including finance lease receivables – current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB236,202,968 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	6	799,438,656	200,459,435	28,234,121
Financing receivables, net of allowance of RMB60,673,961 and RMB57,971,477 (US$8,165,112) as of December 31, 2022 and 2023, respectively	7	73,818,025	29,522,035	4,158,092
Short-term contract asset, net		500,389,654	170,623,200	24,031,775
Prepayments and other current assets, net of allowance of RMB nil and RMB114,122,430 (US$16,073,808) as of December 31, 2022 and 2023, respectively	8	1,356,822,028	78,606,808	11,071,537
Total current assets		5,470,343,990	3,884,019,494	547,052,704

Non-current assets (including non-current assets of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB124,522,680 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively):

Restricted cash - non-current		750,877,306	583,380,417	82,167,413
Goodwill	5	148,657,971	—	—
Property and equipment, net	9	14,689,988	8,239,037	1,160,444
Intangible assets	10	48,317,878	48,373,192	6,813,222
Long-term contract asset		173,457,178	36,310,769	5,114,265
Deferred tax assets	18	62,497,781	—	—
Finance lease receivables - non-current, net of allowance of RMB6,709,737 and RMB2,730,769 (US$384,621) as of December 31, 2022 and 2023, respectively (including finance lease receivables – non-current of the consolidated VIEs pledged or collateralized for the VIEs’ obligations of RMB124,522,680 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	6	260,049,967	36,426,617	5,130,582
Operating lease right-of-use assets		80,726,757	47,154,944	6,641,635
Other non-current assets		6,633,517	4,705,544	662,762
Total non-current assets		1,545,908,343	764,590,520	107,690,323
TOTAL ASSETS		7,016,252,333	4,648,610,014	654,743,027

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2022	2023
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the Company of RMB2,211,107,583 and RMB454,773,564 (US$64,053,517) as of December 31, 2022 and 2023, respectively):

Short-term debts (including short-term debts of the consolidated VIEs without recourse to the Company of RMB349,299,134 and RMB39,071,500 (US$5,503,106) as of December 31, 2022 and 2023, respectively)	11	349,299,134	39,071,500	5,503,106
Long-term debts – current (including long-term debts – current of the consolidated VIEs without recourse to the Company of RMB565,143,340 and RMB926,237 (US$130,458) as of December 31, 2022 and 2023, respectively)	11	565,143,340	926,237	130,458
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB9,913,073 and RMB6,932,332 (US$976,399) as of December 31, 2022 and 2023, respectively)	14	9,913,073	7,603,380	1,070,914
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB881,977,535 and RMB196,282,964 (US$27,645,877) as of December 31, 2022 and 2023, respectively)	12	890,836,699	206,877,626	29,138,104
Deferred guarantee income (including deferred guarantee income of the consolidated VIEs without recourse to the Company of RMB nil and RMB86,218,888 (US$12,143,676) as of December 31, 2022 and 2023, respectively)	13	—	86,218,888	12,143,676
Contingent risk assurance liabilities (including contingent risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB125,140,991 (US$17,625,740) as of December 31, 2022 and 2023, respectively)	13	—	125,140,991	17,625,740
Risk assurance liabilities (including risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB402,303,421 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	13	402,303,421	—	—
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB2,471,080 and RMB200,652 (US$28,261) as of December 31, 2022 and 2023, respectively)		313,406,680	311,904,279	43,930,799
Total current liabilities		2,530,902,347	777,742,901	109,542,797

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the Company of RMB162,007,505 and RMB53,849,261 (US$7,584,509) as of December 31, 2022 and 2023, respectively):

Long-term debts (including long-term debts of the consolidated VIEs without recourse to the Company of RMB75,869,353 and RMB712,023 (US$100,286) as of December 31, 2022 and 2023, respectively)	11	75,869,353	712,023	100,286
Deferred tax liability (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB10,724,126 and RMB10,724,126 (US$1,510,462) as of December 31, 2022 and 2023, respectively)	18	10,724,133	10,724,133	1,510,463
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB75,099,739 and RMB42,187,077 (US$5,941,925) as of December 31, 2022 and 2023, respectively)	14	76,533,208	42,228,435	5,947,751
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB314,287 and RMB226,035 (US$31,836) as of December 31, 2022 and 2023, respectively)		314,287	226,035	31,836
Total non-current liabilities		163,440,981	53,890,626	7,590,336
Total liabilities		2,694,343,328	831,633,527	117,133,133
Commitments and contingencies	22

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2022	2023
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,647,280 shares authorized as of December 31, 2022 and 2023, respectively; 229,831,213 shares issued and 196,605,493 shares outstanding as of December 31, 2022; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023)	23	154,483	154,483	21,758
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2022 and 2023, respectively; 72,978,677 shares issued and outstanding as of December 31, 2022; 72,978,677 shares issued and outstanding as of December 31, 2023)	23	49,777	49,777	7,011
Treasury shares	24	(559,005,216)	(773,130,748)	(108,893,188)
Additional paid-in capital		4,805,240,472	4,813,679,585	677,992,589
Accumulated other comprehensive income		66,359,902	111,849,166	15,753,626
Retained earnings (accumulated deficit)		9,109,587	(335,625,776)	(47,271,902)
Total Cango Inc.’s equity		4,321,909,005	3,816,976,487	537,609,894
Total shareholders’ equity		4,321,909,005	3,816,976,487	537,609,894
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,016,252,333	4,648,610,014	654,743,027

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2021	2022	2023
	Notes	RMB	RMB	RMB	US$
Revenues
Automobile trading income		2,227,171,554	1,596,306,698	1,309,633,693	184,458,048
Loan facilitation income and other related income		1,233,556,212	146,428,758	19,962,063	2,811,598
Guarantee income	13	—	—	212,121,156	29,876,640
Leasing income		251,295,105	155,522,046	57,430,571	8,088,927
After-market services income		193,786,856	71,456,769	65,388,466	9,209,773
Others		15,906,679	10,739,190	37,382,792	5,265,255
Total Revenues		3,921,716,406	1,980,453,461	1,701,918,741	239,710,241
Operating cost and expenses
Cost of revenue	15	2,958,009,872	1,830,089,773	1,511,863,115	212,941,466
Sales and marketing		239,333,085	132,779,488	38,921,589	5,481,991
General and administrative		276,179,441	299,545,363	156,966,463	22,108,264
Research and development		70,278,081	45,958,842	30,114,175	4,241,493
Net loss on contingent risk assurance liabilities	13	—	—	25,631,610	3,610,137
Net loss on risk assurance liabilities	13	197,750,449	299,863,403	—	—
Provision (net recovery on provision) for credit losses		203,415,094	319,359,716	(136,485,155)	(19,223,532)
Impairment loss from goodwill		—	—	148,657,971	20,938,037
Total operating cost and expense		3,944,966,022	2,927,596,585	1,775,669,768	250,097,856
Loss from operations		(23,249,616)	(947,143,124)	(73,751,027)	(10,387,615)
Interest income		26,373,471	43,732,652	79,164,929	11,150,147
Net (loss) gain on equity securities	16	(12,991,522)	(9,810,585)	24,093,019	3,393,431
Interest expense		(14,481,195)	(16,809,263)	(4,099,783)	(577,442)
Foreign exchange gain, net		1,351,400	5,918,231	1,099,229	154,823
Other income	17	41,911,589	52,066,718	30,701,851	4,324,265
Other expenses		(6,605,833)	(2,465,972)	(1,624,789)	(228,847)
Net income (loss) before income taxes		12,308,294	(874,511,343)	55,583,429	7,828,762
Income tax expenses	18	(20,852,646)	(236,696,540)	(93,456,703)	(13,163,101)
Net loss		(8,544,352)	(1,111,207,883)	(37,873,274)	(5,334,339)
Net loss attributable to Cango Inc.’s shareholders		(8,544,352)	(1,111,207,883)	(37,873,274)	(5,334,339)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2021	2022	2023
	Notes	RMB	RMB	RMB	US$
Losses per Class A and Class B ordinary share:
Basic	19	(0.03)	(4.05)	(0.16)	(0.02)
Diluted	19	(0.03)	(4.05)	(0.16)	(0.02)
Losses per ADS (2 ordinary shares equal 1 ADS):
Basic	19	(0.06)	(8.11)	(0.31)	(0.04)
Diluted	19	(0.06)	(8.11)	(0.31)	(0.04)
Weighted average shares used to compute losses per Class A and Class B share:
Basic	19	289,892,905	274,084,890	243,048,785	243,048,785
Diluted	19	289,892,905	274,084,890	243,048,785	243,048,785
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment		(72,130,683)	253,877,012	45,489,264	6,407,029
Total comprehensive (loss) income, net of tax		(80,675,035)	(857,330,871)	7,615,990	1,072,690
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders		(80,675,035)	(857,330,871)	7,615,990	1,072,690

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	Retained
	Ordinary Shares			Additional	other	earnings	Total	Total
	Number of		Treasury	paid-in	comprehensive	(Accumulated	Cango Inc.’s	shareholders’
	Shares	Amount	shares	capital	(loss) income	deficit)	equity	equity
Balance at January 1, 2021	299,749,760	204,260	(56,419,225)	4,591,455,557	(115,386,427)	3,955,354,972	8,375,209,137	8,375,209,137
Repurchase of ordinary shares	(21,001,856)	—	(444,401,172)	—	—	—	(444,401,172)	(444,401,172)
Exercise of share options	737,228	—	15,557,184	(7,320,571)	—	—	8,236,613	8,236,613
Share-based compensation (note 21)	—	—	—	87,634,835	—	—	87,634,835	87,634,835
Net loss	—	—	—	—	—	(8,544,352)	(8,544,352)	(8,544,352)
Other comprehensive loss	—	—	—	—	(72,130,683)	—	(72,130,683)	(72,130,683)
Dividends to shareholders	—	—	—	—	—	(955,437,557)	(955,437,557)	(955,437,557)
Balance at December 31, 2021	279,485,132	204,260	(485,263,213)	4,671,769,821	(187,517,110)	2,991,373,063	6,990,566,821	6,990,566,821

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	Retained
	Ordinary Shares			Additional	other	earnings	Total	Total
	Number of		Treasury	paid-in	comprehensive	(Accumulated	Cango Inc.’s	shareholders’
	Shares	Amount	shares	capital	(loss) income	deficit)	equity	equity
Balance at December 31, 2021	279,485,132	204,260	(485,263,213)	4,671,769,821	(187,517,110)	2,991,373,063	6,990,566,821	6,990,566,821
Repurchase of ordinary shares	(11,718,250)	—	(105,835,309)	—	—	—	(105,835,309)	(105,835,309)
Exercise of share options	1,817,288	—	32,093,306	(25,051,869)	—	—	7,041,437	7,041,437
Share-based compensation (note 21)	—	—	—	158,522,520	—	—	158,522,520	158,522,520
Net loss	—	—	—	—	—	(1,111,207,883)	(1,111,207,883)	(1,111,207,883)
Other comprehensive income	—	—	—	—	253,877,012	—	253,877,012	253,877,012
Dividends to shareholders	—	—	—	—	—	(1,871,055,593)	(1,871,055,593)	(1,871,055,593)
Balance at December 31, 2022	269,584,170	204,260	(559,005,216)	4,805,240,472	66,359,902	9,109,587	4,321,909,005	4,321,909,005
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(306,862,089)	(306,862,089)	(306,862,089)
Repurchase of ordinary shares	(53,034,002)	—	(246,882,138)	—	—	—	(246,882,138)	(246,882,138)
Exercise of share options	1,285,640	—	32,756,606	(30,051,400)	—	—	2,705,206	2,705,206
Share-based compensation (note 21)	—	—	—	38,490,513	—	—	38,490,513	38,490,513
Net loss	—	—	—	—	—	(37,873,274)	(37,873,274)	(37,873,274)
Other comprehensive income	—	—	—	—	45,489,264	—	45,489,264	45,489,264
Balance at December 31, 2023	217,835,808	204,260	(773,130,748)	4,813,679,585	111,849,166	(335,625,776)	3,816,976,487	3,816,976,487
Balance as of December 31, 2023, in US$		28,769	(108,893,188)	677,992,589	15,753,626	(47,271,902)	537,609,894	537,609,894

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(8,544,352)	(1,111,207,883)	(37,873,274)	(5,334,339)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,514,969	6,740,027	7,860,269	1,107,096
Amortization of lease right-of-use assets	—	10,750,177	10,784,256	1,518,931
Share-based compensation expense	87,634,835	158,522,520	38,490,513	5,421,275
Loss on risk assurance liabilities	197,750,449	299,863,403	—	—
Loss on contingent risk assurance liabilities	—	—	25,631,610	3,610,137
Provision (net recovery on provision) for credit losses	203,415,094	319,359,716	(136,485,155)	(19,223,532)
Impairment loss from goodwill	—	—	148,657,971	20,938,037
Impairment loss from inventory	—	—	1,112,890	156,747
Guarantee income	—	—	(212,121,156)	(29,876,640)
Net loss on derivative instruments	5,346,389	1,162,556	—	—
Net loss on equity securities	27,278,116	15,331,464	49,125	6,919
Loss (gain) on disposal of property and equipment	78,221	228,463	(372,889)	(52,520)
Unrealized foreign exchange gain, net	(1,351,400)	(5,918,231)	(1,099,229)	(154,823)
Deferred income tax (benefit) expense	(582,913,268)	371,325,673	89,534,883	12,610,725
Changes in operating assets and liabilities:
Accounts receivable	(78,030,840)	(43,292,555)	201,988,722	28,449,516
Financing receivables	(217,252,025)	(277,894,354)	264,739,425	37,287,768
Contract assets	(679,404,752)	651,550,665	466,848,191	65,754,192
Operating lease right-of-use assets	—	(91,476,934)	22,787,557	3,209,560
Other current and non-current assets	(180,898,244)	(370,316,107)	1,164,481,183	164,013,744
Risk assurance liabilities	40,443,166	(596,582,896)	—	—
Deferred guarantee income	—	—	34,006	4,790
Contingent risk assurance liabilities	—	—	(306,894,746)	(43,225,221)
Short-term and long-term operating lease liabilities	—	86,446,281	(36,614,466)	(5,157,040)
Other current and non-current liabilities	773,542,811	8,022,963	(685,513,226)	(96,552,518)
Net cash (used in) provided by operating activities	(404,390,831)	(567,385,052)	1,026,026,460	144,512,804
Cash flows from investing activities:
Repayments of finance lease receivables	2,112,046,802	1,408,147,460	822,008,245	115,777,440
Origination of finance lease receivables	(1,091,415,329)	(75,819,047)	—	—
Purchase of held-to-maturity investment	(2,342,226,408)	(3,934,700,190)	(4,805,030,501)	(676,774,391)
Maturities of held-to-maturity investment	1,158,122,796	4,353,760,611	5,541,620,387	780,520,907
Proceeds from redemption of other short-term investments, net	2,841,860,867	212,638,848	567,191,889	79,887,307
Disposal of property and equipment	51,241	123,354	692,889	97,591
Purchases of property and equipment and intangible assets	(18,922,066)	(4,622,233)	(1,784,632)	(251,360)
Payment for acquiring subsidiary, net of cash acquired	1,705,083	—	—	—
Net cash provided by investing activities	2,661,222,986	1,959,528,803	2,124,698,277	299,257,494

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment to repurchase treasury shares	(444,401,172)	(105,835,309)	(246,882,138)	(34,772,622)
Proceeds from borrowings	1,546,736,325	684,819,308	228,081,410	32,124,595
Proceeds from exercise of share options	8,236,613	7,041,437	2,705,206	381,020
Repayment of borrowings	(2,101,568,517)	(1,705,178,591)	(1,177,683,477)	(165,873,248)
Distribution to shareholders	(955,437,557)	(1,871,055,593)	—	—
Net cash used in financing activities	(1,946,434,308)	(2,990,208,748)	(1,193,778,999)	(168,140,255)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(15,008,806)	270,267,366	48,897,458	6,887,063
Net increase (decrease) in cash, cash equivalents and restricted cash	295,389,041	(1,327,797,631)	2,005,843,196	282,517,106
Cash, cash equivalents and restricted cash at beginning of the year	2,314,891,724	2,610,280,765	1,282,483,134	180,633,971
Cash, cash equivalents and restricted cash at the end of the year	2,610,280,765	1,282,483,134	3,288,326,330	463,151,077
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,434,806,922	378,917,318	1,020,604,191	143,749,094
Restricted cash – current - bank deposits held for short-term investments	—	—	1,670,006,785	235,215,536
Restricted cash – current - others	61,293,114	152,688,510	14,334,937	2,019,034
Restricted cash – non-current	1,114,180,729	750,877,306	583,380,417	82,167,413
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	2,610,280,765	1,282,483,134	3,288,326,330	463,151,077
Supplemental disclosures of cash flow information:
Cash paid for income taxes	209,044,264	33,818,292	7,844,174	1,104,829
Cash paid for interest	134,173,921	83,133,433	17,116,510	2,410,810

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION

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

As of December 31, 2023, the Company effectively controls a number of VIEs through the Primary Beneficiaries, as defined below.

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

On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”). On September 30, 2022, Shanghai Yungu signed a series of contractual agreements with Cangulong and its nominee shareholders. As of December 31, 2023 and during the year of 2023, business operation performed through Shanghai Yungu was not material. The summary of VIE agreements related to Shanghai Cango (the “VIE”) is listed below.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION - CONTINUED

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

The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the primary beneficiary. In addition, through the other exclusive agreements, which consist of exclusive option agreements, exclusive business operation agreements and financial support undertaking letter, the primary beneficiary, by itself or its wholly-owned subsidiaries in mainland China, demonstrate its ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. The following is a summary of the VIE Agreements:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION - CONTINUED

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

(4)	Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, the nominee shareholders representing over 90% of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Shanghai Cango or any of the nominee shareholder breaches its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Cango in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third-party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Shanghai Cango’s obligations have been terminated under the other controlling agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION - CONTINUED

In addition, the following supplementary agreements were entered into: (continued)

2)Resolutions of the sole director of Cango Inc. (the “Resolutions”) (continued)

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION – CONTINUED

As of December 31, 2022 and 2023, RMB136,671,970 and RMB nil (US$nil) of restricted cash, and RMB360,725,648 and RMB nil (US$nil) of finance lease receivables, respectively, were pledged or collateralized for the VIEs’ obligations. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through their 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs’ included in the Company’s consolidated balance sheets:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Cash and cash equivalents	268,621,701	293,424,298	41,327,948
Other current assets	3,717,898,668	2,252,537,952	317,263,335
Total current assets	3,986,520,369	2,545,962,250	358,591,283
Finance lease receivables—non-current	260,049,967	36,426,617	5,130,582
Other non-current assets	1,246,816,149	727,442,480	102,458,130
Total non-current assets	1,506,866,116	763,869,097	107,588,712
Total assets	5,493,386,485	3,309,831,347	466,179,995
Short-term debts	349,299,134	39,071,500	5,503,106
Other current liabilities	1,861,808,449	415,702,064	58,550,411
Total current liabilities	2,211,107,583	454,773,564	64,053,517
Long-term debts	75,869,353	712,023	100,286
Other non-current liabilities	86,138,152	53,137,238	7,484,223
Total non-current liabilities	162,007,505	53,849,261	7,584,509
Total liabilities	2,373,115,088	508,622,825	71,638,026

The VIEs’ net asset balance was RMB3,120,271,397 and RMB2,801,208,522 (US$394,541,968) as of December 31, 2022 and 2023.

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive (loss) income:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	3,921,688,104	1,980,415,725	1,701,876,288	239,704,262
Net income (loss)	37,717,411	(1,131,232,450)	(87,530,375)	(12,328,395)

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(374,886,851)	(599,053,407)	969,040,392	136,486,485
Net cash provided by investing activities	744,832,757	1,084,633,210	1,369,020,741	192,822,539
Net cash used in financing activities	(554,832,190)	(1,020,359,284)	(949,602,067)	(133,748,654)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(55,087)	175,763	—	—

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for financing receivables, allowance for finance lease receivables, fair value of guarantee income, expected credit loss on contingent risk assurance liabilities, intangible assets with indefinite lives, valuation allowance for deferred tax assets and goodwill impairment. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Revenue recognition

The Company’s revenues are derived principally from 1) automobile trading income, 2) loan facilitation services and post-origination administrative services, 3) finance lease services, 4) after-market services facilitation services, 5) guarantee income and 6) other income, which mainly includes vehicle management fees and storage service fees related to automobile trading transaction.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”). The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Loan facilitation services and post - origination administrative services (“PAS”)

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2021, 2022 and 2023 was RMB41,561,564, RMB23,411,975 and RMB14,093,321 (US$1,985,003), respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loan facilitation services and post - origination administrative services ("PAS") (continued)

The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive (loss) income.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive (loss) income. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Pursuant to ASC 350, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit of Cango Inc. is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit’s fair value is compared to its carrying value. The Company tests for impairment annually, and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. As of December 31, 2022, the Company completed its annual impairment test for goodwill under a quantitative impairment test of goodwill in which the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting unit are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting unit involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. No impairment losses on goodwill and intangible assets were recognized during the year ended December 31, 2022. Management performs goodwill impairment tests during the year ended December 31, 2023 and recorded an impairment loss on goodwill of RMB148,657,971 (US$ 20,938,037) during the third quarter in 2023 as the financial performance of the automobile trading and loan facilitation businesses continued to fall below original expectations, which was classified as “Impairment loss from goodwill” in the consolidated statement of comprehensive (loss) income.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Monetary assets and liabilities denominated in currencies other than the functional currency are re-measured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive (loss) income during the period or year in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

As of December 31, 2023, majority of the Company’s cash and cash equivalents, restricted cash and short-term investments were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands. The Company selected reputable financial institutions to place its cash and cash equivalents, restricted cash and short-term investments. The Company regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Restricted cash

Restricted cash represents cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions, (ii) collateral for notes payable for automobile trading business and (iii) bank deposits held for short-term investments.

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

The classification of restricted cash (iii) was mainly due to the redemption of certain short-term investments and reclassification of such redemption proceeds to restricted cash, current - bank deposits held for short-term investment during the subscription process for new investments as of the balance sheet date.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Restricted cash (continued)

The balance of restricted cash deposited as collaboration and guarantee deposits in relation to facilitation transaction with financial institutions was RMB766,893,846 and RMB597,715,354 (US$84,186,447) as of December 31, 2022 and 2023, respectively. The balance of restricted cash deposited as collateral for notes payable for automobile trading business was RMB136,671,970 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively. The balance of restricted cash deposited as bank deposits held for short-term investments was RMB nil and RMB1,670,006,785 (US$235,215,536) as of December 31, 2022 and 2023, respectively.

Accounts receivable, net

Accounts receivable are recognized and carried at the original contract amount which will be invoiced, net of allowances for accounts receivable. The Company maintains an allowance for accounts receivable in accordance with Accounting Standards Update (“ASU”) No. 2016 - 13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”) and records the allowance as an offset to accounts receivable, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the consolidated statements of comprehensive (loss) income. Bad debts are written off after all collection efforts have been exhausted.

Contract assets and liabilities

Contract assets represents the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company maintains an allowance for contract assets in accordance with ASC 326 and records the allowance as an offset to contract assets, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the consolidated statements of comprehensive (loss) income. Contract assets as of December 31, 2022 and 2023 were RMB673,846,832 and RMB206,933,969 (US$29,146,040), respectively. The remaining unsatisfied performance obligations as of December 31, 2022 and 2023, pertaining to post-origination services amounted to RMB1,001,890 and RMB331,460 (US$46,685), respectively.

Contract liabilities represents the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer and mainly consist of cash payment received in advance from customers of automobile trading transactions and PAS, which is included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” on consolidated balance sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB267,339,943 and RMB402,188,821 (US$56,647,111) for the years ended December 31, 2022 and 2023, respectively.

Short-term investments

All highly liquid investments such as time deposits and structured deposits with original maturities of three months or more but less than one year, are classified as short-term investments. Investments such as wealth management products expected to be realized in cash during the next twelve months are also included in short-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments (continued)

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading debt securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

Equity investments measured at fair value with changes in fair value are recorded in earnings. The Company does not assess whether those securities are impaired. Such equity securities include wealth management products in financial institutions.

Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Interest income, realized and unrealized gains and losses from the short-term investments are recorded in “Interest income” and “Net gain (loss) on equity securities” respectively in the consolidated statements of comprehensive (loss) income.

Derivative instruments

In 2021, the Company entered into a cross-currency interest rate swap contract that allow the Company to buy HKD at a pre-determined exchange rate and repay HKD borrowing with fixed interest rate on maturity date. The cross-currency interest rate swap contract matured in March 2022. According to such swap contract, the unrealized losses recognized in the comprehensive (loss) income were RMB5.3 million during the year ended December 31, 2021 and the realized losses recognized in the comprehensive (loss) income were RMB1.2 million during the year ended December 31, 2022. The total notional amount of the outstanding cross-currency interest rate swap contracts was RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively.

The Company accounts for the cross-currency interest rate swap contracts in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The cross-currency interest rate swap contracts were measured at fair value and classified as accrued expenses and other current liabilities within the consolidated balance sheets. The Company estimates the fair value of the cross-currency interest rate swap contracts at each reporting period using a discounted cashflow model by using future net expected cashflow discounted at foreign exchange forward adjusted market yield. Any change in the fair value of the cross-currency interest rate swap contracts are recorded as other income in the consolidated statement of comprehensive (loss) income for each period until the contract matures, is terminated, or sold.

The cross-currency interest rate swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings.

Since the Company has no cross-currency interest rate swap contract as of December 31, 2022 and 2023, respectively, there were no additional unrealized losses and realized losses recognized in the comprehensive (loss) income and no cash collateral during the years ended December 31, 2022 and 2023.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

The risk assurance liability consists of two components, the Company’s obligation to stand ready to make delinquent payments over the term of the arrangement (non-contingent risk assurance liabilities) and the contingent obligation relating to the contingent loss arising from the arrangement (contingent risk assurance liabilities).

Non-contingent risk assurance liabilities

Non-contingent risk assurance liability is accounted for in accordance with ASC 460. At inception, the Company recognizes non-contingent risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. Subsequently, non-contingent risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal.

Prior to the adoption of ASC 326 on January 1, 2023, the release of non-contingent risk assurance liability is recognized in earnings as a reduction of net loss on risk assurance liabilities. Subsequent to January 1, 2023, non-contingent risk assurance liability is subsequently recognized as guarantee income.

Contingent risk assurance liabilities

Prior to January 1, 2023, the contingent risk assurance liability is accounted for in accordance with ASC 450, Contingencies (“ASC 450”). The contingent loss arising from the obligation to make future payments is recognized under incurred loss methodology, when borrower default is probable, and the amount of loss is estimable. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the historical recoverable amount.

Subsequent to January 1, 2023, the contingent risk assurance liabilities accounted for under ASC 450 are in the scope of ASC 326 and subject to the CECL lifetime methodology, the contingent risk assurance liabilities shall be accounted for in addition to and separately from the non-contingent risk assurance liabilities accounted for under ASC 460. The contingent risk assurance liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inception. The subsequent changes in the contingent risk assurance liability calculated under the Company’s CECL life methodology is adjusted through earnings as changes in net loss on contingent risk assurance liabilities.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Financing receivables

The Company records financing receivables in accordance with ASC 310-30, Loan and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”) when it exercises its obligation to purchase a delinquent loan under the risk assurance obligation and obtains legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at their fair value, which is the purchased price minus corresponding risk assurance liability. The total purchase price, as well as par value, of the financing receivables was RMB1,190 million and RMB513 million (US$72 million) for the year ended December 31, 2022 and December 31, 2023, respectively. The allowance for financing receivables at the acquisition date based on the acquirer’s assessment was RMB307 million (US$43 million) for the year ended December 31, 2023.

Financing receivables are divided among pools based on common risk characteristics, such as product (i.e. new cars and used cars) and delinquency status. The financing receivables balances of new cars and used cars were RMB55,693,049 and RMB18,124,976 as of December 31, 2022, respectively and RMB24,200,609 (US$3,408,585) and RMB5,321,426 (US$749,507) as of December 31, 2023, respectively. These pools are collectively evaluated for impairment based on roll rate analysis and the resulting allowance is aggregated for each of the pools.

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as products (i.e. new cars and used cars) and delinquent status. The finance lease receivables balances of new cars and used cars were RMB895,319,860 and RMB164,168,763 as of December 31, 2022, respectively and RMB179,326,594 (US$25,257,623) and RMB57,559,458 (US$8,107,080) as of December 31, 2023, respectively. These pools are collectively evaluated for impairment by management judgment. The allowance is aggregated for each of the pools.

Nonaccrual policy

The Company does not accrue lease income or interest income on finance lease principals and financing receivables that are considered impaired or are more than 65 to 85 days past due depending on different funding partners. A corresponding allowance is determined under ASC 326 and allocated accordingly. Accrual of financing lease income and interest income are suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables, loans and financing receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Allowance for financing receivables and allowance for finance lease receivables

Before the adoption of ASC 326 on January 1, 2023

The allowance for financing receivables and allowance for finance lease receivables are calculated by multiplying the PD and LGD model based on pools of finance lease receivables or financing receivables with similar risk characteristics, including product types, i.e. new cars and used cars to arrive at an estimate of incurred losses in the portfolio. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The Company adjusts the allowance for finance lease receivables that is determined by the PD and LGD model for various macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes and other considerations.

After the adoption of ASC 326 on January 1, 2023

The Company replaces the existing incurred loss methodology, with a forward - looking expected loss approach referred to as a CECL methodology. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The Company’s CECL model subsequent to the adoption of ASC 326

Subsequent to the adoption of ASC 326 on January 1, 2023, the Company established its CECL model, calculated by multiplying the PD and LGD model based on pools of loans with similar risk characteristics. The Company selects expected forward - looking factors, which have a strong correlation, economic, and commercial significance using a regression model, and incorporates these forward - looking factors into the CECL model. These forward-looking factors mainly include producer price index, urban unemployment rate, holiday effect and scale of social financing. The expected life of each loan is determined based on the contractual term.

The CECL model is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables and finance lease receivables. The CECL model also applies to certain off - balance sheet credit exposures, such as contingent risk assurance liabilities not accounted for as derivatives. As a result, the Company recognized the cumulative effect as a decrease of approximately RMB307 million (US$43 million) after adjusting for deferred taxes to the opening balances of retained earnings on January 1, 2023.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Depreciation is recorded starting at the time when assets are ready for the intended use.

Intangible assets

Intangible assets that have definite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from 6-10 years. The weighted average amortization period for the computer software was 8.39 years and 8.51 years as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, intangible assets that have indefinite useful life primarily include an insurance brokerage license purchased in February 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment immediately prior to the change in classification.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Impairment of long-lived assets and intangible assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB87,227,402, RMB60,124,007 and RMB40,585,827 (US$5,716,394) for the years ended December 31, 2021, 2022 and 2023, respectively.

Value added taxes (“VAT”)

Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIEs are all general VAT taxpayers which are subject to tax rate of 6% or 13%, except for Shanghai Wangtian Investment Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. VAT is reported as a deduction to revenue when incurred and amounted to RMB478,981,515, RMB262,656,515 and RMB167,484,014 (US$23,589,630) for the years ended December 31, 2021, 2022 and 2023, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

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

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive (loss) income. As of and for the years ended December 31, 2021, 2022 and 2023, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive (loss) income includes net income, foreign currency translation adjustments and unrealized (losses) gain on available-for-sale securities and is presented in the consolidated statements of comprehensive (loss) income.

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investment, finance lease receivables, financing receivables, other current assets, short-term and long-term debts, accrued expenses and other liabilities. The net carrying amounts of these financial instruments, except for short-term equity securities, financing receivables, non-current portion of restricted cash, non-current finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security was valued based on broker quotes. The net carrying amount of non-current portion of restricted cash, financing receivables, non-current finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Government grants

Government subsidies generally consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities. Such grants have no condition attached and allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The Company recognize government grants as other income when cash is received from the government. For the amount recognized in other income, please refer to note 17.

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.0999 per US$1.00 on December 29, 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

The Company places its cash and cash equivalents, and restricted cash and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.

The Company manages credit risk of accounts receivable, financing receivables and finance lease receivables through ongoing monitoring of the outstanding balances. As of December 31, 2022 and 2023, the Company had no single customer with a balance exceeding 10% of the total accounts receivable, financing receivables, and finance lease receivables.

Concentration of customers

Approximately provision of services to only one financial institution contributed to over 10% derives 16.8% of revenue for the year ended December 31, 2021, to two automobile trading customers contributed to over 10% derives 27.2% in total (14.2% and 13.0%, respectively) of revenue for the year ended December 31, 2022 and to two automobile trading customers contributed to over 10% derives 31.6% in total (16.1% and 15.5%, respectively) of revenue for the year ended December 31, 2023, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

New accounting standards which have been adopted

On January 1, 2023, the Company adopted ASC 326, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a CECL model in place of the incurred loss methodology for financial instruments measured at amortized cost. The adoption of ASC 326 had a material impact on contingent risk assurance liabilities, the allowance for financing lease receivable, the allowance for financing receivables and the allowance of other current and non-current assets. The Company recorded RMB302 million (US$43 million) increase in contingent risk assurance liabilities, RMB15 million (US$2 million) increase in the allowance for finance lease receivables, RMB14 million (US$2 million) increase in the allowance for financing receivables and RMB3 million (US$0.4 million) increase in the allowance of other current and non-current assets. After adjusting for deferred taxes, RMB307 million (US$43 million) decrease was recorded in beginning retained earnings on January 1, 2023 through a cumulative-effect adjustment.

In September 2022, the FASB issued ASC 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations (“ASC 2022-04”). The amendment in this update requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. ASC 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted this guidance on January 1, 2023 with no material impact on its consolidated financial statements and related disclosure.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for public business entities for annual periods beginning after 15 December 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after 15 December 2025. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This ASU requires that a public entity provide additional segment disclosures on an interim and annual basis. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements, unless impracticable. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The ASU is effective for fiscal years beginning after 15 December 2023 and interim periods within fiscal years beginning after 15 December 2024. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.SHORT-TERM INVESTMENTS, NET

As of December 31, 2023, short-term investments include as follows: (a) marketable equity securities; (b) time deposit mainly placed in Bank of Shanghai (Hong Kong) Limited and Citibank, N.A., Hong Kong Branch ranging from three months to one year.

	As of December 31,
	2022	2023
	RMB	RMB	US$
Debt securities:
Held-to-maturity time deposit	1,373,910,523	635,039,118	89,443,389
Equity securities:
Marketable wealth management products	567,522,325	—	—
Marketable equity securities	—	253,865	35,756
Less: allowance for short-term investments	—	(222,589)	(31,351)
Total short-term investments	1,941,432,848	635,070,394	89,447,794

For the years ended December 31, 2021, 2022 and 2023, interest income related to debt securities was RMB26,373,471, RMB43,732,652 and RMB79,164,929 (US$11,150,147), respectively.

Changes in fair value due to the fluctuation of the share price are recognized in net loss (gain) on equity securities while changes in fair value due to the fluctuation of the foreign exchange rate are recognized in other comprehensive loss (income).

The movements in the allowance for short-term investments were as follows:

	As of December 31,
	2023
	RMB	US$
Balance as of January 1	—	—
Adjustment due to the adoption of ASC 326	747,264	105,250
Reversal	(524,675)	(73,899)
Balance as of December 31	222,589	31,351

4.ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance are summarized as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	266,836,951	64,851,728	9,134,174
Less: allowance for accounts receivable	—	(60,019)	(8,453)
Accounts receivable, net	266,836,951	64,791,709	9,125,721

No amounts have been written off during the years ended December 31, 2022 and 2023, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

4.ACCOUNTS RECEIVABLE, NET - CONTINUED

The movements in the allowance for accounts receivables were as follows:

	As of December 31,
	2023
	RMB	US$
Balance as of January 1	—	—
Adjustment due to the adoption of ASC 326	148,344	20,894
Reversal	(88,325)	(12,441)
Balance as of December 31	60,019	8,453

5.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	As of December 31,
	RMB	US$
Balance at December 31, 2022	148,657,971	20,938,037
Goodwill impaired	(148,657,971)	(20,938,037)
Balance at December 31, 2023	—	—

6.FINANCE LEASE RECEIVABLES, NET

6.1Finance lease receivables consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Finance lease receivables	1,161,811,131	263,769,086	37,151,099
Add: unamortized initial direct costs	380,815	339,984	47,886
Less: unearned income	(80,532,057)	(14,521,627)	(2,045,328)
Less: allowance for finance lease receivables—collective	(22,171,266)	(12,701,391)	(1,788,954)
Total finance lease receivables, net	1,059,488,623	236,886,052	33,364,703
Finance lease receivables—current	799,438,656	200,459,435	28,234,121
Finance lease receivables—non-current	260,049,967	36,426,617	5,130,582

6.2The following table presents the future minimum lease payments to be received:

	2024	2025	2026	2027	2028	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	219,443,661	25,908,586	18,167,477	249,362	—	263,769,086

	US$	US$	US$	US$	US$	US$
Finance lease receivables	30,907,993	3,649,148	2,558,836	35,122	—	37,151,099

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.FINANCE LEASE RECEIVABLES, NET - CONTINUED

6.3The following table presents the aging of finance lease receivables principal as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	1,018,749,298	225,327,296	31,736,687
1‑30 days past due	38,193,025	13,111,970	1,846,782
31‑60 days past due	9,008,588	5,372,294	756,672
61‑90 days past due	4,917,323	1,926,137	271,291
91‑120 days past due	3,545,621	1,601,385	225,550
121‑150 days past due	2,951,294	1,400,452	197,250
151‑180 days past due	4,294,740	847,909	119,425
	1,081,659,889	249,587,443	35,153,657

6.4Movement of allowance for finance lease receivables was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	32,216,759	22,171,266	3,122,758
Adjustment due to the adoption of ASC 326	—	14,540,172	2,047,940
Additions/(Reversal)	51,609,763	(13,945,846)	(1,964,231)
Charge-offs	(61,655,256)	(10,064,201)	(1,417,513)
Balance at the end of the year	22,171,266	12,701,391	1,788,954

7.FINANCING RECEIVABLES, NET

7.1Financing receivables consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Financing receivables	134,491,986	87,493,512	12,323,204
Less: allowance for financing receivables	(60,673,961)	(57,971,477)	(8,165,112)
Total financing receivables, net	73,818,025	29,522,035	4,158,092

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.FINANCING RECEIVABLES, NET - CONTINUED

7.2The following table presents the aging of financing receivables principal as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Aging of financing receivables principal:
Current	—	—	—
1-30 days past due	738,081	725,481	102,182
31-60 days past due	6,976,959	4,855,149	683,833
61-90 days past due	19,338,704	12,799,478	1,802,769
91-120 days past due	34,273,898	22,550,528	3,176,175
121-150 days past due	35,648,683	23,294,975	3,281,029
151-180 days past due	37,515,661	23,267,901	3,277,216
	134,491,986	87,493,512	12,323,204

7.3Movement of allowance for financing receivables was as follows:

As of December 31,
2022
RMB
Balance at the beginning of the year	50,492,700
Additions	266,372,590
Write off	(256,191,329)
Balance at the end of the year	60,673,961

	As of December 31,
	2023
	RMB	US$
Balance at the beginning of the year	60,673,961	8,545,749
Adjustment due to the adoption of ASC 326	13,774,216	1,940,058
Reversal	(234,217,651)	(32,988,866)
Recovery	162,845,410	22,936,296
Balance at the end of the year – net basis	3,075,936	433,237
Adjustment to gross basis due to the adoption of ASC 326	54,895,541	7,731,875
Balance at the end of the year – gross basis	57,971,477	8,165,112

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Notes	As of December 31,
		2022	2023
		RMB	RMB	US$
Prepayments for vehicles	i	962,460,729	89,454,574	12,599,413
Other receivables from third parties	ii	204,582,786	59,479,262	8,377,479
Deposits held by third parties		77,096,144	17,652,693	2,486,330
Vehicles	iii	53,570,863	4,720,633	664,887
Accrued input VAT/ deductible VAT input		23,456,305	5,425,338	764,143
Prepaid expenses		8,638,899	2,518,770	354,761
Interest receivables		4,960,332	1,380,950	194,503
Others		22,055,970	12,097,018	1,703,829
Prepayments and other current assets		1,356,822,028	192,729,238	27,145,345
Less: allowance for prepayments and other current assets	iv	—	(114,122,430)	(16,073,808)
Prepayments and other current assets, net		1,356,822,028	78,606,808	11,071,537
(i)	Prepayments for vehicles represents the prepayments to the automobile suppliers when the Company acts as a principal.
(ii)	Other receivables from third parties mainly represents the prepayments on behalf of the car dealer buyers when the Company acts as an agent in the automobile trading business.
(iii)	Inventory of the vehicles is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. For the years ended December 31, 2022 and 2023, the Company accrued impairment of RMB nil and RMB1,112,890 (US$156,747), respectively for inventory.
(iv)	Allowance for prepayments and other current assets mainly relates to note i and ii. As some automobile suppliers either had cash flow constraints due to poor operations or ceased operation, the Company provided an impairment of RMB114,122,430 (US$16,073,808) for amounts not expected to be recovered in the future after evaluating their operating and financial conditions.

The movements in the allowance for prepayments and other current assets were as follows:

	As of December 31,
	2023
	RMB	US$
Balance as of January 1	—	—
Adjustment due to the adoption of ASC 326	1,218,411	171,610
Additions	112,904,019	15,902,198
Balance as of December 31	114,122,430	16,073,808

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Office and electronic equipment	26,218,343	21,073,385	2,968,124
Leasehold improvements	14,104,497	14,254,811	2,007,748
Motor vehicles	1,885,725	1,607,517	226,414
Property and equipment, gross	42,208,565	36,935,713	5,202,286
Less accumulated depreciation	27,518,577	28,696,676	4,041,842
Property and equipment, net	14,689,988	8,239,037	1,160,444

Depreciation expense, for the years ended December 31, 2021, 2022 and 2023, was RMB7,926,513, RMB5,483,032 and RMB6,670,588 (US$939,533), respectively. Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

10.INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Finite-lived intangible asset:
Software	9,440,222	10,685,216	1,504,981
Less: Accumulated amortization	(4,213,847)	(5,403,527)	(761,071)
Total finite-lived intangible asset	5,226,375	5,281,689	743,910
Indefinite-lived intangible asset:
License*	43,091,503	43,091,503	6,069,312
Total infinite-lived intangible asset	43,091,503	43,091,503	6,069,312
Total intangible asset	48,317,878	48,373,192	6,813,222

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2021, 2022 and 2023 were RMB588,456, RMB1,256,995 and RMB1,189,681 (US$167,563), respectively.

The estimated useful life of the intangible assets are 6-10 years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2024	2025	2026	2027	2028
	RMB	RMB	RMB	RMB	RMB
Software	699,819	689,347	685,737	626,926	575,533

	US$	US$	US$	US$	US$
Software	98,567	97,092	96,584	88,301	81,062

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

*The Company acquired Fushun Insurance Brokerage Co., Ltd in 2019. The acquisition met the “substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets” criteria and is not considered a business combination in accordance with ASC 805.

11.SHORT-TERM AND LONG-TERM DEBTS

Short-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2022
			RMB
Short-term borrowings	1.45%-5.25%	1‑12 months	349,299,134

Name	Fixed annual rate (%)	Term	As of December 31, 2023
			RMB	US$
Short-term borrowings	1.50%-3.44%	1‑12 months	39,071,500	5,503,106

Long-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2022
			RMB
Co-financing debt payables (i)	5.50%-6.60%	24-36 months	361,120,106
Long-term borrowings	4.45%-6.50%	20-36 months	279,892,587
			641,012,693

Name	Fixed annual rate (%)	Term	As of December 31, 2023
			RMB	US$
Co-financing debt payables (i)	5.50%-6.60%	24-36 months	1,638,260	230,744
(i)The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.

Financing lease receivables amounting to RMB360,725,648 were collateralized for a majority of short-term borrowings and long-term borrowings as of December 31, 2022, and RMB nil  (US$ nil) were collateralized for a majority of short-term borrowings and long-term borrowings as of December 31, 2023.

The weighted average interest rate for the outstanding debts was approximately 4.47% and 2.98% as of December 31, 2022 and 2023. The aggregate amounts of unused lines of credit for short-term borrowings were RMB620 million and RMB nil (US$ nil), and for long-term borrowings were RMB1,244 million and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively.

The following table sets forth the contractual obligations of long-term debts—non-current portion and interest payable which has not included impact of discount of time value as of December 31, 2022 and 2023:

	Payment due by period
	Less than 1 year	1 - 2 years	2 -3 years	Total
As of December 31, 2022 (RMB)
Long-term debts – non-current portion	4,086,053	76,963,214	681,629	81,730,896
As of December 31, 2023 (RMB)
Long-term debts – non-current portion	46,994	759,016	—	806,010
As of December 31, 2023 (US$)
Long-term debts – non-current portion	6,619	106,905	—	113,524

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2022	2023
	Notes	RMB	RMB	US$
Payable to financial institutions		38,523,830	50,056,062	7,050,249
Short-term contract liability (net of tax)		422,429,761	35,401,160	4,986,149
Payable to dealers and suppliers		25,044,619	23,795,146	3,351,476
Deposit due to third-parties		45,333,662	22,703,569	3,197,731
Customer advances	i	142,673,140	16,703,709	2,352,668
Payable to employees		9,627,567	10,705,546	1,507,845
Other tax payables		9,575,306	7,469,996	1,052,127
Accrued professional service fees		5,198,272	4,285,000	603,530
Accrued output value-added tax		35,757,905	1,800,204	253,553
Notes payable	ii	123,436,000	—	—
Interest payable		1,040,927	—	—
Others		32,195,710	33,957,234	4,782,776
		890,836,699	206,877,626	29,138,104
(i)	Customer advances relate to automobile customer’s deposit balances that are paid to secure the automobiles before a purchase contract is executed.
(ii)	In the ordinary course of business, the Company uses non-interest bearing bank acceptance drafts to settle payment with the automobile suppliers. The balance of restricted cash deposited as collateral for such notes payable was RMB136,671,970 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively. The aggregate amounts of unused lines of credit for notes payable were RMB597 million and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.RISK ASSURANCE LIABILITIES

The movement of risk assurance liabilities during the year ended December 31, 2022 was as follows:

As of December 31,
2022
RMB
Balance at the beginning of the year	699,022,914
Fair value of risk assurance liabilities upon the inception of new loans	45,521,150
Performed risk assurance liabilities	(642,104,046)
Net loss on risk assurance liabilities	299,863,403
Balance at the end of the year	402,303,421

Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income, which represents the non-contingent portion of risk assurance liabilities, and contingent risk assurance liabilities in which the movement during the year ended December 31, 2023 was as follows:

	As of December 31, 2023
	Deferred guarantee income		Contingent risk assurance liabilities
	RMB	US$	RMB	US$
Balance at the beginning of the year	298,306,038	42,015,526	103,997,383	14,647,725
Adjustment due to the adoption of ASC 326	—	—	302,406,744	42,593,099
Fair value of risk assurance liabilities upon the inception of new loans	34,006	4,790	—	—
Performed risk assurance liabilities	—	—	(306,894,746)	(43,225,221)
Net loss on contingent risk assurance liabilities	—	—	25,631,610	3,610,137
Recognized as guarantee income	(212,121,156)	(29,876,640)	—	—
Balance at the end of the year	86,218,888	12,143,676	125,140,991	17,625,740

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation was RMB16,506,729,778 and RMB4,855,945,998 (US$683,945,689) as of December 31, 2022 and 2023, respectively. The term of the risk assurance obligation ranges from 12 months to 60 months, as of December 31, 2022 and 2023.

14.LEASE

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

Operating lease costs were RMB15,945,782 and RMB15,494,118 (US$2,182,301) for the year ended December 31, 2022 and 2023, respectively, which excluded short-term lease costs. Short-term lease costs were RMB3,686,856 and RMB2,242,409 (US$315,837) for the year ended December 31, 2022 and 2023, respectively. For the years ended December 31, 2022 and 2023, no lease costs for operating leases were capitalized.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.LEASE - CONTINUED

The weighted average remaining lease term as of December 31, 2022 and 2023 was 6.3 years and 5.5 years, respectively. The weighted average discount rate as of December 31, 2022 and 2023 was 6.15% and 6.05%, respectively.

Supplemental cash flow information related to operating leases is as follows:

	2022	2023
	RMB	RMB	US$
Cash payments for operating leases	15,480,126	16,620,421	2,340,937
Operating ROU assets obtained in exchange for new operating lease liabilities	5,068,377	512,608	72,199
Operating ROU assets released in exchange for operating lease liabilities	2,023,201	23,300,165	3,281,760

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2023:

	As of December 31,
	2023
	RMB	US$
1 year (Including 1 year)	8,814,068	1,241,436
1 year to 2 years (Including 2 years)	9,079,002	1,278,751
2 years to 3 years (Including 3 years)	8,973,055	1,263,828
3 years to 4 years (Including 4 years)	9,722,110	1,369,331
4 years to 5 years (Including 5 years)	9,909,374	1,395,706
Over 5 years	13,542,624	1,907,439
Total lease payments	60,040,233	8,456,491

Less: imputed interest	10,208,418	1,437,826
Present value of lease liabilities	49,831,815	7,018,665

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of vehicle	2,210,715,054	1,580,778,797	1,294,946,115	182,389,346
Staff cost	105,771,335	105,613,337	87,602,016	12,338,486
Outsourcing fee	253,845	10,475,145	32,241,232	4,541,083
Leasing interest expense*	119,692,726	61,128,565	13,016,727	1,833,368
Commission to car dealerships	375,702,902	26,756,550	—	—
Staff incentive	61,894,967	—	—	—
Others	83,979,043	45,337,379	84,057,025	11,839,183
	2,958,009,872	1,830,089,773	1,511,863,115	212,941,466
*	Leasing interest expense refers to interest expense on borrowings by the Company that are directly used to fund finance lease receivables.

16.NET (LOSS) GAIN ON EQUITY SECURITIES

Net (loss) gain on equity securities consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Unrealized gain on equity securities still held at the reporting date	45,804,034	—	—	—
Net realized (loss) gain on equity securities during the period	(58,795,556)	(9,810,585)	24,093,019	3,393,431
Net (loss) gains on equity securities	(12,991,522)	(9,810,585)	24,093,019	3,393,431

17.OTHER INCOME

Other income consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Government subsidy	35,384,908	15,321,092	22,113,917	3,114,680
Others	6,526,681	36,745,626	8,587,934	1,209,585
	41,911,589	52,066,718	30,701,851	4,324,265

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.INCOME TAXES

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

The Company’s net income (loss) before income taxes consists of:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cayman Islands	(37,599,025)	28,219,345	55,064,996	7,755,742
Hong Kong	(14,883,394)	(16,096,157)	(7,637,919)	(1,075,778)
China	64,790,713	(886,634,531)	8,156,352	1,148,798
Net income (loss) before income taxes	12,308,294	(874,511,343)	55,583,429	7,828,762

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.INCOME TAXES – CONTINUED

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expense (benefit)	603,765,914	(134,629,133)	3,921,820	552,376
Deferred income tax (benefit) expense	(582,913,268)	371,325,673	89,534,883	12,610,725
Total income tax expense	20,852,646	236,696,540	93,456,703	13,163,101

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	361,992,619	375,019,011	52,820,323
Provision for credit losses	255,231,296	202,046,834	28,457,701
Short-term and long-term lease liabilities	20,181,689	11,788,736	1,660,409
Customer advances	5,136,587	5,191,296	731,180
Net operating loss carry-forward	67,815,707	19,790,529	2,787,438
Less: valuation allowance	(447,965,176)	(539,109,605)	(75,932,000)
Non-current deferred tax assets, net	262,392,722	74,726,801	10,525,051
Non-current deferred tax liabilities
Acquisition of insurance brokerage license	(10,724,126)	(10,724,126)	(1,510,462)
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,550,604)
Contract assets	(168,704,122)	(51,928,935)	(7,314,038)
Operating lease right-of-use assets	(20,181,689)	(11,788,736)	(1,660,409)
Others	(7)	(7)	(1)
Non-current deferred tax liabilities	(210,619,074)	(85,450,934)	(12,035,514)

The Company had deferred tax assets related to net operating loss carry forwards of RMB79,162,116 (US$11,149,751) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2024 to 2033 if not utilized, respectively.

The Company operates through its WFOE and VIEs and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits in the near future as of December 31, 2022 and 2023. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.INCOME TAXES - CONTINUED

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Income (loss) before provision of income tax	12,308,294	(874,511,343)	55,583,429	7,828,762
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	3,077,074	(218,627,836)	13,895,857	1,957,191
Tax rate differential	5,070,813	(6,593,155)	(16,505,297)	(2,324,722)
Over-accrued EIT for previous years	—	(2,025,370)	(2,401,420)	(338,233)
Impact of tax rate change	—	(878,656)	—	—
Non-deductible expenses	19,443,641	41,193,294	20,493,185	2,886,405
Research and development super-deduction	(10,177,551)	(7,943,499)	—	—
Impairment loss for goodwill not deductible for tax purposes	—	—	37,164,493	5,234,509
Non-taxable income	—	(382,978)	(1,550,421)	(218,372)
Change in valuation allowance	9,894,006	433,465,580	42,360,306	5,966,323
Withholding tax	(6,455,337)	(1,510,840)	—	—
Income tax expenses	20,852,646	236,696,540	93,456,703	13,163,101

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. As of December 31, 2022 and 2023, the cumulative amount of the temporary differences in respect of investments in foreign subsidiaries was RMB1,848 million and RMB1,584 million (US$223 million), respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to withholding income tax.

Unrecognized Tax Benefit

As of December 31, 2022 and 2023, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2018 through 2023 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.LOSSES PER SHARE (“EPS”)

Basic losses per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted losses per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
	Class A	Class B	Class A	Class B
Basic EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Cango Inc’s shareholders	(6,374,737)	(2,169,615)	(815,323,647)	(295,884,236)	(26,501,163)	(3,732,611)	(11,372,111)	(1,601,728)
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	216.28	73.61	201.10	72.98	170.07	170.07	72.98	72.98
Basic EPS	(0.03)	(0.03)	(4.05)	(4.05)	(0.16)	(0.02)	(0.16)	(0.02)

	For the years ended December 31,
	2021		2022		2023
	Class A	Class B	Class A	Class B
Diluted EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(6,374,737)	(2,169,615)	(815,323,647)	(295,884,236)	(26,501,163)	(3,732,611)	(11,372,111)	(1,601,728)
Reallocation of net income as a result of conversion of Class B to Class A shares	(2,169,615)	—	(295,884,236)	—	(11,372,111)	(1,601,728)	—	—
Net loss attributable to ordinary shareholders for diluted EPS	(8,544,352)	(2,169,615)	(1,111,207,883)	(295,884,236)	(37,873,274)	(5,334,339)	(11,372,111)	(1,601,728)
Denominator: (millions of shares)
Number of shares used for basic EPS computation	216.28	73.61	201.10	72.98	170.07	170.07	72.98	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	73.61	—	72.98	—	72.98	72.98	—	—
Number of shares used for diluted EPS computation	289.89	73.61	274.08	72.98	243.05	243.05	72.98	72.98
Diluted EPS	(0.03)	(0.03)	(4.05)	(4.05)	(0.16)	(0.02)	(0.16)	(0.02)
Earnings (losses) per share – ADS:
Denominator used for earnings per ADS – basic	108.14		100.55		85.04	85.04
Denominator used for earnings per ADS – diluted	144.95		137.04		121.53	121.53
Losses per ADS – basic	(0.06)		(8.11)		(0.31)	(0.04)
Losses per ADS – diluted	(0.06)		(8.11)		(0.31)	(0.04)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.FAIR VALUE MEASUREMENTS

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

In accordance with ASC 820, the Company measures held-to-maturity time deposit and wealth management products as of December 31, 2022 and held-to-maturity time deposit and equity investments with readily determinable fair value as of December 31, 2023 on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market. The fair value of wealth management products is measured based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions.

The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2022 and 2023.

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2022:

As of December 31, 2022
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	—	1,941,432,848	—	1,941,432,848

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.FAIR VALUE MEASUREMENTS - CONTINUED

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2023:

As of December 31, 2023
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	253,865	635,039,118	—	635,292,983

As of December 31, 2023
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	35,756	89,443,389	—	89,479,145

21.SHARE-BASED COMPENSATION

On May 25, 2018, the Board of Directors of Cango Inc. approved the Employee Stock Ownership Plan (the “ESOP”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations and approved 27,845,526 options under the ESOP. The exercise price for such options is US$1.7951 per share. Options under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with the Company, unless otherwise determined by the plan’s administrator.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.SHARE-BASED COMPENSATION - CONTINUED

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

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of	As of	As of	As of	As of	As of	As of
	May 25, 2018,	February 15, 2019,	October 15, 2020,	May 1, 2021,	June 16, 2022,	August 1, 2022,	August 1, 2022,
	(date of	(date of	(date of	(date of	(date of	(date of	(date of
	inception)	inception)	inception)	inception)	inception)	inception)	inception)
	Batch 1	Batch 2	Batch 3	Batch 4		Batch 5‑1	Batch 5‑2
Risk-free interest rate (%)	2.93	2.66	0.74	0.74	3.20	2.59	2.59
Volatility (%)	38.70	38.70	37.60	38.00	47.80	48.10	48.10
Expected exercise multiple	2.80	2.30	2.30	2.30	2.80	2.80	2.20
Dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951	1.2951	0.7951	0.7951	0.7951
Fair value of ordinary shares (RMB)	37.82	26.80	19.03	21.72	10.52	8.66	8.66

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.SHARE-BASED COMPENSATION-CONTINUED

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB87,634,835, RMB158,522,520 and RMB38,490,513 (US$5,421,275) for the years ended December 31, 2021, 2022 and 2023, respectively. The total fair value of options vested during the years ended December 31, 2021, 2022 and 2023 was RMB80,710,465, RMB95,854,700 and RMB94,080,394 (US$13,250,946), respectively.

A summary of option activity under the ESOP is as follows:

			Weighted average	Aggregate
	Number of	Weighted average	Grant date	Intrinsic
	options	exercise price	fair value	Value
		RMB	RMB	RMB
Balance, December 31, 2020	18,510,727	12	26
Granted	8,454,422	8	22
Exercised	(737,228)	11	30	13,715,140
Forfeited	(281,151)	9	22
Balance, December 31, 2021	25,946,770	8	25
Granted	13,613,000	5	10
Exercised	(1,817,288)	4	25	5,086,872
Forfeited	(1,687,224)	6	20
Balance, December 31, 2022	36,055,258	2	20
Granted	—	—	—
Exercised	(1,285,640)	2	22	2,708,085
Forfeited	(856,922)	2	9
Balance, December 31, 2023	33,912,696	2	20
Vested or expected to vest at December 31, 2023	33,354,223	2		50,890,823
Exercisable at December 31, 2023	26,599,071	2		40,584,025

As of December 31, 2023, RMB18,076,716 (US$2,546,052) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 1.08 years and a weighted-average remaining contractual term of 7.36 years. Cash received from option exercise under all share-based payment for the years ended December 31, 2023, 2022 and 2021, was RMB2,705,206 (US$381,020), RMB7,041,437 and RMB8,236,613, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenue	4,927,484	4,160,056	2,187,338	308,080
Sales and marketing	15,311,101	14,691,410	7,715,989	1,086,774
General and administrative	63,035,444	135,888,877	26,831,755	3,779,174
Research and development	4,360,806	3,782,177	1,755,431	247,247
	87,634,835	158,522,520	38,490,513	5,421,275

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company had no capital commitments contracted but not yet reflected in the financial statements as of December 31, 2023.

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies.

Risk assurance contingencies

The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 13.

23.ORDINARY SHARES

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

As of December 31, 2023, there were 229,831,213 and 72,978,677 Class A and Class B ordinary shares issued, 144,857,131 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.TREASURY SHARES

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

On April 22, 2022, the Board of Directors of the Company authorized a new share repurchase program (“Share Repurchase Program 2022”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2022.

On September 28, 2022, the Company entered ADS Repurchase Agreements with Xiehuai L P. which repurchased an aggregate of 1,735,027 ADSs under the Share Repurchase Program 2022, representing 3,470,054 Class A ordinary shares, at an average price of $2.30 per ADS, for US$3,991,729 (RMB28,791,942).

On April 21, 2023, the Board of Directors of the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2023.

On June 1, 2023, the Company entered ADS Repurchase Agreements with an institutional investor, which repurchased an aggregate of 24,300,562 ADSs, under the New Share Repurchase Program, representing 48,601,124 Class A ordinary shares, at an average price of $1.30 per ADS, for US$31,590,731 (RMB 228,603,163).

Under Share Repurchase Program 2022 and New Share Repurchase Program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In 2023, the Company repurchased another aggregate of 2,216,439 ADSs, representing 4,432,878 Class A ordinary shares under the Share Repurchase Program 2022 and New Share Repurchase Program.

As of December 31, 2023, the Company repurchased an aggregate of 44,707,126 ADSs, representing 89,414,252 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021, Share Repurchase Program 2022 and New Share Repurchase Program, at an average price of $2.86 per ADS, for US$127,945,203 (RMB866,976,818). As of December 31, 2023, 4,440,170 Class A ordinary shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 84,974,082 Class A ordinary shares, at an average price of $2.69 per ADS, for US$114,271,929 (RMB773,130,748). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2023.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

25.RESTRICTED NET ASSETS

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

For the years ended December 31, 2021, 2022 and 2023, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the VIEs for the periods presented. In addition, the Company’s subsidiaries do not intend to pay dividends or fully settle amounts due to the Company. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB5,621 million and RMB4,806million (US$677 million) as of December 31, 2022 and 2023, respectively.

26.SUBSEQUENT EVENTS

Pursuant to the New Share Repurchase Program authorized on April 21, 2023, the Company had repurchased 831,463 ADSs from the open market with cash in the aggregate amount of approximately US$1,153,492 during the period from January 1, 2024 to April 16, 2024.

In addition to open market transactions, the Company repurchased 2,322,796 Class A ordinary shares and 5,453,090 Class A ordinary shares respectively from two institutional investors in privately negotiated transactions for an aggregate purchase price of US$2,903,495 and US$6,816,363, respectively. The Company settled the transactions in January 2024.

On April 23, 2024, the Company announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2024.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	85,823,048	681,383,135	95,970,807
Short-term investments	1,149,961,626	366,279,947	51,589,452
Short-term amounts due from subsidiaries (other than WFOE)	402,663,708	423,884,645	59,702,904
Other current assets	4,395,552	378,978	53,378
Total Current assets	1,642,843,934	1,471,926,705	207,316,541
Non-current assets
Investments in subsidiaries	54,820,009	50,291,278	7,083,378
Contractual interest in the VIEs and VIEs’ subsidiaries*	2,978,731,315	2,616,728,505	368,558,501
Total non-current assets	3,033,551,324	2,667,019,783	375,641,879
Total assets	4,676,395,258	4,138,946,488	582,958,420
LIABILITIES
Current liabilities
Short-term amounts due to subsidiaries (other than WFOE)	34,502,715	—	—
Other current liabilities	319,983,531	321,969,994	45,348,525
Total current liabilities	354,486,246	321,969,994	45,348,525
Other non-current liabilities	7	7	1
Total non-current liabilities	7	7	1
Total liabilities	354,486,253	321,970,001	45,348,526
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2022 and 2023, respectively; 229,831,213 shares issued and 196,605,493 shares outstanding as of December 31, 2022; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023)	154,483	154,483	21,758
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2022 and 2023, respectively; 72,978,677 shares issued and outstanding as of December 31, 2022; 72,978,677 shares issued and outstanding as of December 31, 2023)	49,777	49,777	7,011
Treasury shares	(559,005,216)	(773,130,748)	(108,893,188)
Additional paid-in capital	4,805,240,472	4,813,679,585	677,992,589
Accumulated other comprehensive income	66,359,902	111,849,166	15,753,626
Retained earnings (accumulated deficit)	9,109,587	(335,625,776)	(47,271,902)
Total shareholders’ equity	4,321,909,005	3,816,976,487	537,609,894
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,676,395,258	4,138,946,488	582,958,420

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
General and administrative	(10,079,685)	(7,443,140)	(6,797,975)	(957,475)
Interest income	4,440,117	26,502,229	56,622,110	7,975,057
Foreign exchange loss	(390,858)	(411,971)	(178,578)	(25,152)
Net loss on equity securities	(27,278,116)	(14,671,470)	(49,125)	(6,919)
Net recovery on provision for credit losses	—	—	362,724	51,089
Share of loss of subsidiaries	(15,118,076)	(9,705,617)	(5,407,894)	(761,686)
Contractual interests in the VIEs and VIEs’ subsidiaries*	37,717,412	(1,131,232,451)	(87,530,375)	(12,328,395)
Other income	1,928,027	24,251,883	5,105,839	719,142
Other expense	(6,218,510)	(8,186)	—	—
Net loss before income taxes	(14,999,689)	(1,112,718,723)	(37,873,274)	(5,334,339)
Income tax expense	6,455,337	1,510,840	—	—
Net loss	(8,544,352)	(1,111,207,883)	(37,873,274)	(5,334,339)
Other comprehensive (loss) income, net of tax	(72,130,683)	253,877,012	45,489,264	6,407,029
Total comprehensive (loss) income, net of tax	(80,675,035)	(857,330,871)	7,615,990	1,072,690

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net loss	(8,544,352)	(1,111,207,883)	(37,873,274)	(5,334,339)
Net loss on equity securities	27,278,116	14,671,470	49,125	6,919
Net recovery on provision for credit losses	—	—	(362,724)	(51,089)
Share of loss of subsidiaries	15,118,076	9,705,617	5,407,894	761,686
Contractual interests in the VIEs and VIEs’ subsidiaries*	(37,717,412)	1,131,232,451	87,530,375	12,328,395
Changes in operating assets and liabilities	(6,320,138)	(182,850)	6,050,188	852,154
Net cash (used in) provided by operating activities	(10,185,710)	44,218,805	60,801,584	8,563,726
Net cash provided by investing activities	2,150,227,042	1,028,108,135	739,237,782	104,119,463
Net cash used in financing activities	(1,391,602,116)	(1,969,849,465)	(244,176,932)	(34,391,602)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,443,535)	125,457,077	39,697,653	5,591,297
Net increase (decrease) in cash and cash equivalents and restricted cash	742,995,681	(772,065,448)	595,560,087	83,882,884
Cash and cash equivalents and restricted cash at beginning of the year	114,892,815	857,888,496	85,823,048	12,087,923
Cash and cash equivalents and restricted cash at end of the year	857,888,496	85,823,048	681,383,135	95,970,807
*	It represents the primary beneficiary’s share of income or loss generated from the VIEs and their subsidiaries.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

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

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”). Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs’ and their respective profit or loss as “Equity in profits of subsidiaries and VIEs’ on the condensed statements of comprehensive (loss) income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.