Form 20-F
period 2024-12-31
Cango Inc.
filed 2025-03-27
CIK 1725123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

134,586,659 Class A ordinary shares were outstanding as of December 31, 2024

72,978,677 Class B ordinary shares were outstanding as of December 31, 2024

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“Bitmain” are to Bitmain Development Limited, a corporation incorporated under the laws of Hong Kong, and BITMAIN TECHNOLOGIES GEORGIA LIMITED, a corporation incorporated under the laws of the state of Georgia, collectively;
●	“CAGR” are to compound annual growth rate;
●	“Can Gu Long” are to Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd., a company established under the law of the PRC and our wholly-owned subsidiary;
●	“car buyers” are to individuals who have purchased a car;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“consolidated affiliate” are to a subsidiary of the Group’s consolidated VIEs, namely Shanghai Cango and Shanghai Yungu;
●	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;
●	“Didi Chuxing” are to DiDi Global Inc., a company organized under the laws of the Cayman Islands, and its affiliates;
●	“EH” are to Exahash per second. 1 EH equals one quintillion hashes per second;
●	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;
●	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;
●	“financing transactions” are to loans and financing leases; financing transactions facilitated through Cango platform include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia; the “amount of financing transactions” refer to the principal amount of financing transactions facilitated through Cango platform in a specified period;
●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of bitcoin mining, a function to solve the mining puzzle;
●	“hash rate” are to the processing power of the bitcoin network and represents the number of computations that is processed by the network in a given time period;
●	“lower-tier cities” are to cities in China that are not tier-one and tier-two cities;
●	“M1+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;
●	“M3+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;
●	“MYbank” are to Zhejiang E-Commerce Bank Co., Ltd., a limited liability company established under the laws of the PRC;

●	“OEMs” are to automotive original equipment manufacturer;
●	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;
●	“registered dealers” are to dealers who are registered with Cango platform;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and one of the Group’s consolidated VIEs; the Group primarily conducts its operations through the consolidated VIEs and their respective subsidiaries;
●	“Shanghai Chejia” are to Shanghai Chejia Financing Lease Co., Ltd. (formerly translated as “Shanghai Autohome Financing Lease Co., Ltd.”), a company organized under the law of the PRC and the Group’s consolidated affiliate;
●	“Shanghai Yungu” are to Shanghai Yungu Haoche Electronic Technology Co., Ltd, a company organized under the law of the PRC and one of the Group’s consolidated VIEs;
●	“the Group” are to Cango Inc., Shanghai Cango, Shanghai Yungu and their respective subsidiaries;
●	“tier-one and tier-two cities” refer to (i) tier-one cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-two cities in China, namely (a) Tianjin and Chongqing, (b) the provincial capital cities except for Guangzhou, Yinchuan, Xining and Lhasa and (c) several prefecture-level cities, namely, Qingdao, Foshan, Dalian, Ningbo, Suzhou, Wuxi, Xiamen, Dongguan and Wenzhou;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“VIE” are to variable interest entity;
●	“we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, as the context requires; Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with a portion of its operations conducted through contractual arrangements with the consolidated VIEs based in China, namely Shanghai Cango and Shanghai Yungu, and the respective subsidiaries of Shanghai Cango and Shanghai Yungu; and
●	“WeBank” are to Shenzhen Qianhai WeBank Co., Ltd., a limited liability company established under the laws of the PRC.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 20, 2025, the noon buying rate for Renminbi was RMB7.2477 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our goal and strategies;
●	our expansion plans, including tapping into the crypto mining industry;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for, and market acceptance of, our solutions and services;
●	our expectations regarding keeping and strengthening our relationships with dealers, financial institutions, insurance brokers and companies, car buyers and other platform participants; and
●	general economic and business conditions.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Our Corporate Structure

Cango Inc. is not a Chinese operating company but a Cayman Islands holding company with a portion of its operations conducted through Shanghai Cango and Shanghai Yungu, or the consolidated VIEs, and their subsidiaries. As we engage in value-added telecommunications services, or VATS, namely value-added online services for platform participants, we currently conduct business operations in China through the consolidated VIEs, and rely on contractual arrangements among Can Gu Long, the consolidated VIEs and their shareholders to control the business operation of the consolidated VIEs. Investors in our ADSs do not hold equity interest in the Group’s operating entities in China, but instead hold an equity interest in Cango Inc., a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company” and “our” are to Cango Inc. and/or its subsidiaries, “the Group” refers to Cango Inc., Shanghai Cango, Shanghai Yungu and their respective subsidiaries, and “consolidated affiliate” refers to a subsidiary of the consolidated VIEs.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have certain discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. A substantial portion of the Group’s assets, along with several material licenses to conduct business in China, are held by the consolidated VIEs and their subsidiaries. In addition, a substantial portion of the Group’s revenues are generated by the consolidated VIEs and their respective subsidiaries. An event that results in the deconsolidation of the consolidated VIEs would have a material effect on the Group’s operations and cause the value of the ADSs of our company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our former auditor, Ernst & Young Hua Ming LLP, or EY. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by EY on April 26, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our former auditor, EY, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022, or the 2022 annual report, and we were not identified as a SEC-identified issuer in 2023 after we filed the 2022 annual report. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as a SEC-identified issuer in 2024 either.

Effective on November 18, 2024, we appointed MaloneBailey, LLP, or MaloneBailey, as our independent registered public accounting firm for the year ended December 31, 2024 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. MaloneBailey is an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we do not expect to be identified as a SEC-identified issuer.

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

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC —M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC —Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection.” According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “—D. Risk Factors—Risks Relating to Our Automotive Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

For the years ended December 31, 2022, 2023 and 2024, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, our company provided loans of nil, US$6 million and US$14 million, net, respectively, to our subsidiaries, and received repayments of US$63 million, nil and nil, net, respectively. For the years ended December 31, 2022, 2023, 2024, our company received loans of nil, nil and US$172.2 million, net, respectively, from the consolidated VIEs. For the years ended December 31, 2022, 2023 and 2024, our company paid cash dividends of RMB1,871 million, nil and nil to our shareholders and ADS holders. For the years ended December 31, 2022, 2023 and 2024, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the consolidated VIEs for the periods presented.

For the years ended December 31, 2022, 2023 and 2024, the consolidated VIEs and the consolidated affiliates provided capital contributions of RMB74 million, nil and nil, respectively, to other subsidiaries of the consolidated VIEs. For the years ended December 31, 2022, 2023 and 2024, the consolidated VIEs and the consolidated affiliates provided loans of RMB451 million, nil and nil, respectively, to other subsidiaries of the consolidated VIEs.

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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC accounting standards and regulations, were RMB4,806 million and RMB5,073 million (US$695 million) as of December 31, 2023 and 2024, respectively.

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

Summary Financial Information Related to the Consolidated VIEs

The following condensed consolidated financial statement information presents information related to Cango Inc., or the Parent, which is a Cayman Islands holding company, the consolidated VIEs and our subsidiaries as of December 31, 2023 and 2024 and for 2022, 2023 and 2024.

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the year ended December 31, 2024
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	247	653,001	151,241	—	804,489
Intra-Group revenues	84,232	—	—	3,589	(87,821)	—
Total revenues	84,232	247	653,001	154,830	(87,821)	804,489
Third-party costs and expenses (reversal of expenses)	(114,361)	(79,516)	(564,547)	132,829	—	(625,595)
Intra-Group costs and expenses	—	(2,604)	(84,232)	—	86,836	—
Total costs and expenses	(114,361)	(82,120)	(648,779)	132,829	86,836	(625,595)
Operating (loss)/income	(30,129)	(81,873)	4,222	287,659	(985)	178,894
Income from non-operations	69,563	4,931	2,167	43,275	985	120,921
Share of loss of subsidiaries	(70,553)	—	—	—	70,553	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	330,934	—	—	—	(330,934)	—
Net income/(loss)	299,815	(76,942)	6,389	330,934	(260,381)	299,815

	For the year ended December 31, 2023
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	43	—	1,701,876	—	1,701,919
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	43	—	1,701,876	—	1,701,919
Third-party costs and expenses	(6,435)	(2)	(16,822)	(1,752,411)	—	(1,775,670)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(6,435)	(2)	(16,822)	(1,752,411)	—	(1,775,670)
Operating (loss)/income	(6,435)	41	(16,822)	(50,535)	—	(73,751)
Income/(loss) from non-operations	61,500	2,189	9,184	(36,995)	—	35,878
Share of loss of subsidiaries	(5,408)	—	—	—	5,408	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	(87,530)	—	—	—	87,530	—
Net (loss)/income	(37,873)	2,230	(7,638)	(87,530)	92,938	(37,873)

	For the year ended December 31, 2022
			Subsidiaries
			(other than		Eliminating	Consolidated
	Parent	WFOE	WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Third-party revenues	—	37	—	1,980,416	—	1,980,453
Intra-Group revenues	—	—	—	—	—	—
Total revenues	—	37	—	1,980,416	—	1,980,453
Third-party costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Intra-Group costs and expenses	—	—	—	—	—	—
Total costs and expenses	(7,443)	(2)	(20,065)	(2,900,087)	—	(2,927,597)
Operating (loss)/income	(7,443)	35	(20,065)	(919,671)	—	(947,144)
Income/(loss) from non-operations	37,172	6,356	3,969	(211,561)	—	(164,064)
Share of loss of subsidiaries	(9,705)	—	—	—	9,705	—
Contractual interests in VIEs and VIEs’ subsidiaries(1)	(1,131,232)	—	—	—	1,131,232	—
Net (loss)/income	(1,111,208)	6,391	(16,096)	(1,131,232)	1,140,937	(1,111,208)

Note:

(1)	It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31, 2024
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	618,245	2,246	41,841	627,298	—	1,289,630
Restricted cash - current	—	—	—	10,814	—	10,814
Receivable for bitcoin collateral, net	—	—	617,058	—	—	617,058
Other current assets	306,159	86,058	195,138	953,251	—	1,540,606
Total current assets	924,404	88,304	854,037	1,591,363	—	3,458,108
Restricted cash – non-current	—	—	—	287,426	—	287,426
Mining Machines, net	1,772,319	—	—	—	—	1,772,319
Investment in subsidiaries	(24,017)	—	—	—	24,017	—
Contractual interest in the consolidated VIEs	2,969,653	—	—	—	(2,969,653)	—
Other non-current assets	—	21,238	327,530	123,918	(21,215)	451,471
Total non-current assets	4,717,955	21,238	327,530	411,345	(2,966,851)	2,511,216
Amounts due from the parent	—	—	—	928,200	(928,200)	—
Amounts due from subsidiaries (other than WFOE)	624,475	1	—	328,414	(952,890)	—
Amounts due from WFOE	—	—	—	76,865	(76,865)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	—	—	—	—	—
Amounts due from group companies	624,475	1	—	1,333,479	(1,957,955)	—
Total assets	6,266,834	109,543	1,181,567	3,336,186	(4,924,806)	5,969,324
Amounts due to the parent	—	—	624,475	—	(624,475)	—
Amounts due to subsidiaries (other than WFOE)	—	—	—	—	—	—
Amounts due to WFOE	—	—	—	—	—	—
Amounts due to VIEs and VIEs’ subsidiaries	934,519	76,865	328,414	—	(1,339,798)	—
Amounts due to group companies	934,519	76,865	952,889	—	(1,964,273)	—
Other current liabilities	1,245,685	10,621	439,458	139,142	—	1,834,906
Other non-current liabilities	—	21,215	—	47,788	(21,215)	47,788
Total liabilities	2,180,204	108,701	1,392,347	186,930	(1,985,488)	1,882,694

	As of December 31, 2023
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	681,383	1,225	44,572	293,424	—	1,020,604
Restricted cash - current	—	500	—	1,683,842	—	1,684,342
Other current assets	366,659	77,979	167,300	567,135	—	1,179,073
Total current assets	1,048,042	79,704	211,872	2,544,401	—	3,884,019
Restricted cash – non-current	—	—	—	583,380	—	583,380
Investment in subsidiaries	50,291	—	—	—	(50,291)	—
Contractual interest in the consolidated VIEs	2,616,729	—	—	—	(2,616,729)	—
Other non-current assets	—	—	722	180,489	—	181,211
Total non-current assets	2,667,020	—	722	763,869	(2,667,020)	764,591
Amounts due from the parent	—	—	—	—	—	—
Amounts due from subsidiaries (other than WFOE)	423,885	—	675,767	—	(1,099,652)	—
Amounts due from WFOE	—	—	—	1,561	(1,561)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	45	—	—	(45)	—
Amounts due from group companies	423,885	45	675,767	1,561	(1,101,258)	—
Total assets	4,138,947	79,749	888,361	3,309,831	(3,768,278)	4,648,610
Amounts due to the parent	—	—	423,885	—	(423,885)	—
Amounts due to subsidiaries (other than WFOE)	—	—	675,767	—	(675,767)	—
Amounts due to WFOE	—	—	—	45	(45)	—
Amounts due to VIEs and VIEs’ subsidiaries	—	1,561	—	—	(1,561)	—
Amounts due to group companies	—	1,561	1,099,652	45	(1,101,258)	—
Other current liabilities	321,970	355	689	454,729	—	777,743
Other non-current liabilities	—	—	42	53,849	—	53,891
Total liabilities	321,970	1,916	1,100,383	508,623	(1,101,258)	831,634

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the year ended December 31, 2024
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	27,684	5,441	(605,382)	262,041	13	(310,203)
Net cash provided by/(used in) investing activities	(918,412)	(4,920)	169,415	(1,858,079)	1,362,113	(1,249,883)
Net cash provided by/(used in) financing activities	840,473	—	433,331	(39,072)	(1,362,113)	(127,381)

	For the year ended December 31, 2023
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	60,802	2,036	(13,089)	969,040	7,237	1,026,026
Net cash provided by/(used in) investing activities	739,238	(5,467)	(20,070)	1,369,021	41,976	2,124,698
Net cash (used in)/provided by financing activities	(244,177)	—	55,724	(949,602)	(55,724)	(1,193,779)

	For the year ended December 31, 2022
			Subsidiaries		Eliminating	Consolidated
	Parent	WFOE	(other than WFOE)	VIEs	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	44,219	(116)	(27,601)	(599,053)	15,166	(567,385)
Net cash provided by/(used in) investing activities	1,028,108	(6,097)	377,503	1,084,633	(524,618)	1,959,529
Net cash (used in)/provided by financing activities	(1,969,849)	—	(370,800)	(1,020,360)	370,800	(2,990,209)

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

Not Applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Automotive Business

Risks and uncertainties relating to our automotive business include, but are not limited to, the following:

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

Risks Relating to Our Crypto Mining Business

In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the overseas crypto assets market. We commenced our crypto mining operation in November 2024 after purchasing on-rack crypto mining machines. We also engaged a service provider to offer us hosting, operation and maintenance services for our mining machines. Therefore, we are subject to risks relating to crypto mining business.

●	bitcoin prices are highly volatile, which may affect our profitability and the value of our ADSs;
●	the price of bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain;
●	if we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer;
●	our substantial reliance on a third-party mining pool operator to produce bitcoin mining income may subject our operations to increased risk of mining failure;
●	our reliance on third-party hosting service provider may subject our operations to increased risk of mining failure; and
●	further significant disruptions in the crypto assets markets may cause further material impairment of the value and use of our mining machines.

Risks Relating to Our Business Operations

Risks and uncertainties relating to our general business operations include, but are not limited to, the following:

●	we may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all;
●	we may not realize the benefits we expect from our investments in certain securities and investment products, and this may materially and adversely affect our business, financial condition, results of operations and prospects;
●	technology is a critical aspect in the efficient operation of the Group’s business, and if any of the Group’s systems contain undetected errors, or if the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, the Group’s operations may be materially and adversely affected;
●	misconducts and errors by employees and third parties collaborated with could harm the Group’s business and reputation; and
●	if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	we rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to the Group’s business;
●	any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;
●	the shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition;

●	if the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations; and
●	contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	changes and developments in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain the Group’s growth and expansion strategies;
●	changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties;
●	the M&A Rules and certain other PRC regulations establish required procedures for acquisitions conducted by foreign investors that could make it more difficult for the Group to grow through acquisitions;
●	uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations; and
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase its registered capital or distribute profits.

Risks Relating to Our ADSs

Risks relating to our ADSs, include, but not limited to, the following:

●	we received a notice of non-compliance with continued listing standards from the NYSE for our ADSs. If we are unable to avoid the delisting of our ADSs from the NYSE, it could have a substantial effect on the trading price and liquidity of our ADSs;
●	the trading price of our ADSs may be volatile, which could result in substantial losses to you;
●	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline;
●	we may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them; and
●	substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Risks Relating to Our Automotive Business

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

In connection with our car sourcing services, the sources of used cars include cars disposed by individual car buyers, such as cars collected as part of delinquency asset management process, as well as cars used as collaterals and later collected and disposed by financial institutions. The Group prices used cars based on its transaction data.

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

Some local governmental authorities also issued regulations and relevant implementation rules in order to control urban traffic and the number of cars within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 and as amended in 2020 to limit the total number of license plates issued to new car purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive and mobility industries, which in turn may have a material adverse impact on our business.

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

The Group may not be able to maintain low overdue ratios for financing transactions facilitated through Cango platform, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond its control and beyond the control of individual car buyers. As a result of the COVID-19 pandemic, the Group experienced an uptick in delinquency rates. The pandemic interrupted the Group’s collection efforts and affected car buyers’ ability to make repayments. Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. While the Group gradually recovered from the impact of COVID-19 pandemic, the M1+ and M3+ overdue ratios remained relatively stable as of December 31, 2022 and 2023. M1+ and M3+ overdue ratios were 2.66% and 1.37%, respectively, as of December 31, 2023, as compared to 2.61% and 1.38%, respectively, as of December 31, 2022. M1+ and M3+ overdue ratios were 3.24% and 1.78%, respectively, as of December 31, 2024. The trends of overdue ratios were offset by a significant decrease in the amount of loans obtained through the Cango platform as the Group strategically scaled down its automotive financing facilitation services, which led to a significant decrease of the dominator in calculating the M1+ and M3+ overdue ratios. As the Group currently ceases entering into new contracts for its automotive financing facilitation services, we cannot assure you that the Group will be able to lower the overdue ratios in the future. Overdue ratios for financing transactions facilitated may also be affected by macroeconomic conditions.

The way how car buyers’ delinquencies affects the Group’s results of operations depends on the funding arrangement for the relevant financing transactions. The Group is not obligated to bear credit risk for financing transactions funded by certain financial institutions. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions facilitated through Cango platform would harm existing business relationship with them. As of December 31, 2024, the total outstanding balance of financing transactions funded under such arrangements was RMB1.6 billion (US$0.2 billion), representing 41.1% of the total outstanding balance of financing transactions facilitated.

Under the arrangements with certain other financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2024, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB2.2 billion (US$0.3 billion), representing 56.3% of the total outstanding balance of financing transactions facilitated. At the inception of each financing transaction facilitated under such arrangements, the Group recognizes risk assurance liabilities at fair value. The Group recognizes additional risk assurance liabilities based on the car buyer’s lifetime expected losses. Accordingly, an increase in overdue ratios of financing transactions for which the Group is obligated to bear credit risk could have a material adverse impact on its results of operations. Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income which represents the non-contingent portion of risk assurance liabilities and contingent risk assurance liabilities. The Group recognized deferred guarantee income of RMB74.4 million (US$10.2 million) in 2024 and contingent risk assurance liabilities of RMB31.2 million (US$4.3 million) as of December 31, 2024. The amount of performed risk assurance liabilities was RMB66.2 million (US$9.1 million) in 2024. Furthermore, such fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. The Group will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than the estimate at inception.

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

As a result of the Group’s business transition, the service fees for the Group’s automotive financing facilitation services have declined in the past and will continue to decline in the future, which may adversely affect the Group’s business, financial condition and results of operations.

As the Group made a business transition in 2022 to scale down its automotive financing facilitation services, the Group experienced a material decrease in the amount of financing transactions facilitated by it, which contributed to the decrease in loan facilitation income and leasing income. The amount of financing transactions facilitated by the Group decreased from RMB2.8 billion in 2022 to RMB1.7 million in 2023, and further to nil in 2024. The Group’s loan facilitation income and other related income decreased from RMB146.4 million in 2022 to RMB20.0 million in 2023, and further to RMB15.8 million (US$2.2 million) in 2024. The Group’s leasing income decreased from RMB155.5 million in 2022 to RMB57.4 million in 2023, and further to RMB11.5 million (US$1.6 million) in 2024. Although we believe such business transition will benefit the Group’s business in the long run, the Group’s loan facilitation income and leasing income will likely decrease in the following years due to an expected decrease in the amount of financing transactions facilitated by it. Such trend may also adversely affect the Group’s profitability.

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

The laws and regulations governing the automotive and mobility industries or other industries related to the Group’s automotive business in the PRC are subject to further changes and interpretation. If such business practices or the business practices of third parties that the Group collaborates with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The Group’s automotive business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries. There are uncertainties regarding the interpretation and application of current and future laws and regulations. As of December 31, 2024, the Group had not been subject to any material fines or other penalties under any PRC laws or regulations as to its automotive business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as the Group to new or specific requirements (including without limitation, capital requirements and licensing requirements), the Group’s business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practice is deemed to violate any existing or future rules, laws and regulations, it may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. In addition, a bank may not permit its service provider in cash loan business to collect interest or fees from borrowers. There is still uncertainty as to the interpretation and application of the requirements in Circular 141. The opening paragraph of Circular 141 states, in relevant parts, that while the growth of cash loan business “has helped certain groups in society satisfy their needs for normal consumption credit to a certain extent, it has created several significant problems including, among other things, over-borrowing, repetitive credit approvals, improper collection practice, excessively high interest rates and intrusions on personal privacy, posing relatively large financial risk and societal risk.” While this statement suggests that the regulatory authorities are primarily concerned about abuses in the cash loan industry, it is uncertain whether any requirements in Circular 141 may be applicable to the automotive finance industry. In connection with the automotive financing facilitation business, the Group provided credit assessment service to financial institutions and the financial institutions made ultimate credit decisions. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. If the relevant regulatory authorities determine that Circular 141 is applicable to the automotive finance industry, and the abovementioned business is deemed to be in violation of Circular 141, the Group could be subject to penalties and/or be required to significantly change such business model.

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

Furthermore, the Group also offers transaction facilitation services on Cango U-car app and AutoCango.com, which connect dealers looking for cars with dealers wishing to supply cars. Therefore, we may be regarded as an e-commerce platform operator under the E-commerce Law. The E-commerce Law and the Measures for the Supervision and Administration of Online Trading impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each dealer’s profile on a regular basis and monitor their market participant registration status. Any failure by us to comply with such laws and regulations could result in suspension of business, rectification orders and fines. We may also be held jointly liable with the dealers if we fail to take necessary actions under specific circumstances.

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

Under the arrangements with certain financial institutions, Shanghai Cango and Cango Financing Guarantee Co., Ltd., or Cango Financing, one of the wholly-owned subsidiaries of Shanghai Cango, are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2024, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB2.2 billion (US$0.3 billion), representing 56.3% of the total outstanding balance of financing transactions facilitated through Cango platform. Due to the lack of further interpretations of the aforementioned rules related to financing guarantee business, there is still uncertainty as to the exact scope and application of “operating financing guarantee business” and “providing financing guarantee services in a disguised form” under such regulations, and what factors the relevant regulatory authorities may consider in making such a determination. Therefore, it is uncertain whether Shanghai Cango would be deemed to operate financing guarantee business because of the current arrangements with certain financial institutions. The Group has utilized Cango Financing, a financing guarantee company established with the approval by the competent government authority governing the financing guarantee business and with the license to provide financing guarantee services, to provide guarantee for financial institutions in most cases, while in certain cases Shanghai Cango, which does not hold the license to operate financing guarantee business, still undertakes an obligation to purchase the relevant financing receivables upon certain specified events of default by car buyers under the arrangements with such financial institutions. If the relevant regulatory authorities determine that the aforesaid activities of Shanghai Cango under the current arrangements with certain financial institutions qualify as “operating financing guarantee business” or “providing financing guarantee services in a disguised form,” the Group may be required to either cease bearing credit risk as part of the arrangements with the financial institutions as described above, or adjust such arrangements with the financial institutions to the effect that only Cango Financing will bear the credit risk. If the Group is unable to satisfy such requirement, it may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.

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

The Group’s business of facilitating financing transactions by connecting financial institutions and individual car buyers may constitute an intermediary service, and such services may be deemed as intermediation contracts under the PRC Civil Code. Under the PRC Civil Code, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC —Regulation Related to Intermediation.” Therefore, if the Group fails to provide material information to financial institutions, or if it fails to identify false information received from car buyers or others and in turn provides such information to financial institutions, and in either case if the Group is also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, the Group could be held liable for damage caused to financial institutions as an intermediary pursuant to the PRC Civil Code. In addition, if the Group fails to complete the obligations under the agreements entered into with financial institutions, the Group could also be held liable for damages caused to financial institutions pursuant to the PRC Civil Code.

The Group may not be able to enforce its rights against car buyers.

The Group offers car buyers various value-added services associated with purchasing a car with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. However, the Group does not enter into written contracts with some car buyers, and for those the Group had written contracts with, the Group might have disputes with the car buyers about the contract terms on service fees charged. In the event a legal dispute arises between a car buyer and the Group, the Group may not be able to enforce the rights against the relevant car buyer. Failure to enforce such rights may materially and adversely affect the Group’s business, results of operation and financial condition.

The scale of Shanghai Chejia’s business may be limited by its total net assets.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the CBIRC, which was merged into the National Financial Regulatory Administration. In May 2020, the CBIRC promulgated the Interim Measures for the Supervision and Administration of Financial Leasing Companies, which provide that the risk assets of a financing lease enterprise may not exceed eight times of its total net assets, and the term “risk assets” of a financing lease enterprise refer to its total assets, net of cash, bank deposits, Chinese treasury bonds, and supersede the relevant provision in the abovementioned measures. Please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC —Regulation Related to Financing Lease” for more details. As the governmental authorities may promulgate more laws, regulations or rules, there are uncertainties how these new measures will be interpreted and implemented. Shanghai Chejia funds financing leases for car buyers on Cango platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

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

The Group faces intense competition for its automotive business and it may not be able to compete effectively.

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

If the Group’s new automotive solutions and services do not achieve sufficient market acceptance or provide the expected benefits to platform participants, the Group’s financial condition, results of operations and competitive position will be materially and adversely affected. New automotive solutions and services may also subject the Group to regulatory risks.

The Group has incurred and will continue to incur expenses and consume resources to develop and market new automotive solutions and services for platform participants, including dealers, financial institutions and car buyers. The Group may also develop new automotive solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New automotive solutions and services must achieve high levels of market acceptance in order for the Group to recoup its investment in developing, acquiring and bringing them to market.

Existing or new automotive solutions and services and changes to Cango platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

●	failure to predict market demand accurately and supply automotive solutions and services that meet this demand in a timely fashion;
●	platform participants may not like, find useful or agree with any changes made;
●	failure to properly price new automotive solutions and services;
●	negative publicity about the automotive solutions and services or Cango platform’s performance or effectiveness;
●	views taken by regulatory authorities that the new automotive solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to the Group; and
●	the introduction or anticipated introduction of competing automotive solutions and services by competitors.

If new automotive solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to platform participants, the Group’s competitive position, financial condition and results of operations could be harmed. In addition, the Group may incur higher cost and expenses as a result of the new automotive solutions and services. New automotive solutions and services may also subject the Group to additional regulatory or licensing requirements. Failure by the Group to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

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

Fraudulent activities associated with car buyers could negatively impact the Group’s results of operations, brand and reputation and cause the use of the Group’s automotive services to decrease.

The Group is subject to the risk of fraudulent activities associated with car buyers, who may provide it with information that is inaccurate or misleading. The Group does not and may not be able to verify all the information received from car buyers. To the extent the Group verifies car buyers’ information, existing resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could lead to higher overdue ratios, negatively affect the results of operations and harm Cango brand and reputation. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high-profile fraudulent activity could even lead to regulatory intervention and may divert management’s attention and cause the Group to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject the Group to liability as an intermediary under the PRC Civil Code. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulation Related to Intermediation.” Although the Group has not been materially affected by fraudulent activities associated with car buyers in the past, there is still a possibility that such fraudulent activities may materially and adversely affect the Group’s business, financial condition and results of operations in the future.

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

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

The Group obtains consents from car buyers on Cango platform to use their personal information within the scope of authorization and has taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in the cooperation agreements with financial institutions, the Group has the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. The Group may face litigation brought by financial institutions or car buyers, if it fails to satisfy such confidentiality obligations in the relevant cooperation agreements, or if the use of car buyers’ data falls outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with current policies and practices or require changes to the features of the Group’s system. PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. We cannot rule out the possibility that operators like the Group would also be subject to more comprehensive and stricter supervision by the competent governmental authorities on cybersecurity, information security, privacy and data protection in the future. The regulatory framework for cybersecurity, information security, privacy and data protection in China and worldwide is continuously evolving and is likely to remain uncertain for the foreseeable future, and there can be no assurance that the existing car buyer information protection system and technical measures will be considered sufficient under applicable laws and regulations. If the Group is unable to address any information protection concerns, or to comply with the then applicable laws and regulations, the Group may incur additional costs and liability and its reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC —Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection” for more details.

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

Fluctuations in interest rates could negatively affect the Group’s reported results of operations for automotive business.

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

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.1% as published on March 20, 2025, such cap would be 12.4%.

Any significant disruption in the Group’s IT systems, including events beyond control, could prevent the offering of solutions and services through Cango platform or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants.

In the event of a system outage, malfunction or data loss, the ability to provide automotive services would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and underlying network infrastructure are critical to the operations, user service, reputation and ability to attract new and retain existing car buyers and financial institutions. The Group’s IT systems infrastructure is currently deployed, and relevant data is currently maintained through a customized cloud computing system. The Group’s servers are housed at third-party data centers, and its operations depend on the service providers’ ability to protect such systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts and similar events, many of which may be beyond control. Many of the Group’s mobile applications are also provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of such mobile applications to users. Moreover, if the arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective, the Group could experience interruptions in solutions and service as well as delays and additional expense to serve platform participants. The ability to exchange information and obtain credit data from third parties could also be interrupted.

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

Risks Relating to Our Crypto Mining Business

In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the overseas crypto assets market. We commenced our crypto mining operation in November 2024 after purchasing on-rack crypto mining machines. We also engaged a service provider to offer us hosting, operation and maintenance services for our mining machines. Therefore, we are subject to risks relating to crypto mining business.

Bitcoin prices are highly volatile, which may affect our profitability and the value of our ADSs.

The fluctuation in bitcoin price may have a material impact on our business, financial condition and results of operations. The price of bitcoin has been extremely volatile. In 2024, the price range of bitcoin was between approximately $41,554 and $109,358 according to Coinbase. The cost to mine a bitcoin is substantially independent of the then current price of bitcoin so when prices are low, the cost per coin to mine may still consume much of our available cash, which means that there is less capital with which to invest in future company growth. In addition, we may sell our bitcoin to pay expenses on an as-needed basis, irrespective of then-current prices. Consequently, our bitcoin may be sold at a time when the prices are low, which could adversely affect our profitability. Given the volatility of bitcoin, these factors render us unable to accurately predict in advance what our growth plans may be and accurately forecast any revenue and profitability projections for any reporting period.

In addition, our profitability are directly impacted by changes in the value of bitcoin because under the value measurement model, both realized and unrealized changes are reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results are subject to swings based upon increases or decreases in the value of bitcoin.

Furthermore, we currently focus on bitcoin (as opposed to other crypto assets) and our mining machines are principally utilized for mining bitcoin and cannot mine other crypto assets, such as ethereum. If other crypto assets were to achieve acceptance at the expense of bitcoin, causing the value of bitcoin to decline, or if bitcoin were to switch to another algorithm for which our mining machines are not specialized, or the value of bitcoin was to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our business, results of operation and financial performance.

The price of bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain.

Bitcoin and other crypto assets are relatively novel and are subject to various risks and uncertainties that may adversely impact their price. For example, the application of securities laws and other regulations to such assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may create new regulations or interpret laws in a manner that adversely affects the price of bitcoin. The growth of the crypto assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin could depend on the following:

●	public familiarity with crypto assets;
●	ease of buying and accessing bitcoin;
●	institutional demand for bitcoin as an investment asset;
●	consumer demand for bitcoin as a means of payment; and
●	the availability and popularity of alternatives to bitcoin.

Even if growth in bitcoin adoption occurs in the near or medium term, there is no assurance that bitcoin usage will continue to grow over the long term. Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners who validate bitcoin transactions, inadequate mining fees to incentivize validating of bitcoin transactions, “hard forks” of the bitcoin blockchain, and advances in quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin.

Furthermore, renowned persons, including social media influencers, may publicly discuss their holdings (or the holdings of companies with which they are affiliated) of bitcoin or their intent to buy or sell large quantities of bitcoin. This may have a dramatic impact on the price of bitcoin, both up and down. At a minimum, these public statements delivered through social media may cause the price of bitcoin to experience volatility, which could have a material adverse impact on the value of our bitcoin holdings as well as the prices of bitcoin that we may sell.

If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

Generally, a bitcoin miner’s chance of solving a block on the bitcoin blockchain and earning a bitcoin reward is a function of the miner’s hash rate (i.e., the amount of computing power devoted to supporting the bitcoin blockchain), relative to the global network hash rate. As greater adoption of bitcoin occurs, we expect the demand for bitcoin will increase further, drawing more mining companies into the industry and thereby increasing the global network hash rate. As new and more powerful mining machines are deployed, the global network hash rate will continue to increase, meaning a miner’s chance of earning bitcoin rewards will decline unless it deploys additional hash rate at pace with the industry.

Accordingly, to maintain our chances of earning new bitcoin rewards and remaining competitive in our industry, we must seek to continually add new mining machines to grow our hash rate at pace with the growth in the bitcoin global network hash rate. However, as demand has increased and scarcity in the supply of new mining machines has resulted, the price of new mining machines has increased sharply, and we expect this process to continue in the future as demand for bitcoin increases. Therefore, if the price of bitcoin is not sufficiently high to allow us to fund our hash rate growth through acquisitions of new mining machines and if we are otherwise unable to access additional capital to acquire these mining machines, our hash rate may stagnate and we may fall behind our competitors. If this happens, our chances of earning new bitcoin rewards would decline and, as such, our results of operations and financial condition may suffer.

Our substantial reliance on a third-party mining pool operator to produce bitcoin mining income may subject our operations to increased risk of mining failure.

We use a third-party mining pool operator to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operator, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

Our reliance on third-party hosting service provider may subject our operations to increased risk of mining failure.

The performance and reliability of our mining machines and our technology is critical to our reputation and our operations. In connection with our acquisition of bitcoin mining assets in November 2024, we engaged Bitmain to provide hosting, operation and maintenance services to our mining machines. Pursuant to the service agreement, all of our hash rate capacity is hosted by Bitmain as of December 31, 2024. As a result, our operations and ability to mine bitcoin could be adversely affected if Bitmain experiences general incompetence in performing its duties, experiences financial difficulties or bankruptcy, or otherwise cannot operate our bitcoin miners in accordance with its contractual obligations. If our service agreement with Bitmain terminates for any reason, we may be forced to seek a replacement service provider and there is no guarantee that we will find suitable one on acceptable terms and on time, or at all.

Further significant disruptions in the crypto assets markets may cause further material impairment of the value and use of our mining machines.

During the fourth quarter of 2022, the per coin price of bitcoin reached a low of approximately $15,500 from a high of almost $21,500 earlier in the quarter. This decrease in the price of bitcoin, combined with general market sentiment caused in large part by the collapse of FTX Trading Ltd. (“FTX”) in November 2022 and various bitcoin company-related bankruptcies and restructurings, led to a material decline in the fair value of mining machines. We started our bitcoin mining operation in November 2024 and any future decrease in the value of bitcoin may cause us to record impairments in the value of our current and future crypto assets.

In addition, if bitcoin prices dropped and held at a low level for a significant period of time, it could impact our profitability such that we would possibly need to consider whether it would be prudent to leave certain of our mining machines idle until the price of bitcoin recovers. Theoretically, there is a minimum bitcoin price that is so low that we would be incentivized to cease our mining operations, particularly where our operating costs exceed our revenues. However, this is a complex projection involving multiple ever-changing, dynamic variables as we have multiple mining sites in different condition and with different hosting unit price, and these costs would need to be compared to the current revenue being produced by our mining machines.

Geopolitical or economic crises may create increased uncertainty and price changes, or motivate large-scale sales of crypto assets, which could result in a reduction in some or all crypto assets’ values and adversely affect an investment in our securities.

As an alternative to fiat currencies that are backed by central governments, crypto assets such as bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how such supply and demand will be impacted by geopolitical events. In addition, geopolitical or economic crises may motivate large-scale acquisitions or sales of crypto assets either globally or locally. Large-scale sales of crypto assets would result in a reduction in their value and could adversely affect an investment in our securities.

In addition, we are subject to price volatility and uncertainty due to geopolitical crises and economic downturns. Such geopolitical crises and global economic downturns may be a result of invasion, or possible invasion, by one nation of another, leading to increased inflation and supply chain volatility. Such crises, as well as inflation, will likely continue to have an effect on our ability to do business in a cost-effective manner.

The development and acceptance of crypto assets networks and other crypto assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of crypto assets systems may adversely affect an investment in our securities.

Crypto assets such as bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry. The growth of the crypto assets industry in general, and the crypto assets networks of bitcoin in particular, are highly uncertain. The factors affecting the further development of the crypto assets industry, as well as the crypto assets networks, include:

●	continued worldwide growth in the adoption and use of bitcoins and other crypto assets;
●	government and quasi-government regulation of bitcoins and other crypto assets and their use, or restrictions on or regulation of access to and operation of the crypto assets network or similar crypto assets systems;
●	the maintenance and development of the open-source software protocol of the bitcoin network;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to crypto assets;
●	the impact of regulators focusing on crypto assets and digital securities and the costs associated with such regulatory oversight; and
●	a decline in the popularity or acceptance of the crypto assets networks of bitcoin, or similar crypto assets systems, could adversely affect an investment in our securities.

The open-source structure of the bitcoin network protocol means the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the bitcoin network and an investment in our securities.

Crypto assets networks are open-source projects and, although there is an influential group of leaders in, for example, the bitcoin network community known as the “Core Developers,” there is no official developer or group of developers that formally controls the bitcoin network. As an open-source project, bitcoin is not represented by an official organization or authority. The bitcoin network protocol is not sold and contributors are generally not compensated for maintaining and updating the bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a crypto assets network in which we are directing our mining efforts may adversely affect an investment in our securities.

A temporary or permanent “fork” could adversely affect our business operations and financial conditions.

Many public blockchain networks, including the bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our business, operating results and financial condition.

When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of bitcoin running in parallel, yet lacking interchangeability. Both bitcoin and ethereum networks have experienced “forks” in recent years. A fork can lead to a disruption of networks and its information technology systems, which can further lead to temporary or even permanent loss of client assets. For example, in August 2017, bitcoin “forked” into bitcoin and a new crypto assets, “bitcoin cash”, as a result of a several-year dispute over how to increase the rate of transactions that the bitcoin network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the ethereum network to syphon approximately US$60 million of ethereum held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “ethereum classic” with the crypto assets on that blockchain now referred to as ether classic, or ETC. ETC now trades on several crypto assets trading platforms.

A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the crypto assets with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the crypto assets while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of ethereum and ethereum classic.

In addition, many developers have previously initiated hard forks in the bitcoin blockchain to launch new crypto assets, such as bitcoin cash, bitcoin gold, bitcoin silver and bitcoin diamond. Later, the bitcoin cash blockchain was again forked to launch a new crypto assets, bitcoin satoshi’s vision. To the extent such crypto assets compete with the crypto assets held by us, such competition could impact demand for such crypto assets and could adversely impact our business operations and financial condition. Furthermore, a hard fork can lead to new security concerns. For example, when the ethereum and ethereum classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued ethereum trading platforms through at least October 2016. An ethereum trading platform announced in July 2016 that it had lost 40,000 ether classic, worth about US$100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the crypto assets network that retained or attracted less mining power, thereby making crypto assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of the crypto assets at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork crypto assets, in anticipation that ownership of the pre-fork crypto assets would entitle holders to a new crypto asset following the fork. The increased demand for the pre-fork crypto assets may cause the price of the crypto assets to rise. After the hard fork, it is possible the aggregate price of the two versions of the crypto assets running in parallel would be less than the price of the crypto assets immediately prior to the fork.

Any future forks could adversely affect our business operations and financial conditions.

Transactional fees may decrease demand for bitcoin and prevent expansion.

Currently, miners receive both rewards of new bitcoin and transaction fees paid in bitcoin by persons engaging in bitcoin transactions on the bitcoin blockchain for being the first to solve bitcoin blocks. As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another crypto assets or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use of and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and, consequently, the value of our ADSs.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such crypto assets, the value of our ADSs may be adversely affected.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that crypto assets network, which could adversely impact an investment in our securities.

To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to actively not record transactions in solved blocks. However, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all crypto assets networks, which could adversely impact an investment in our securities.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any crypto assets network, including the bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in our securities.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any crypto assets network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain. Within the alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transaction. However, it could not generate new crypto assets or transactions using such control. Using alternate blocks, the malicious actor or botnet could “double-spend” its own crypto assets (i.e., spend the same crypto assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the crypto assets community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in our securities.

The approach towards and possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of crypto assets transactions. To the extent that the crypto assets ecosystems do not act to ensure greater decentralization of crypto mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any crypto assets network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in our securities.

Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.

Halving is a process designed to control the overall supply and reduce the risk of inflation in crypto assets using a proof-of-work consensus algorithm. In an event referred to as bitcoin “halving,” the bitcoin reward for mining any block is cut in half. This process is scheduled to occur once every 210,000 blocks. It is estimated that bitcoin will halve in approximately every four years thereafter, until the total amount of bitcoin rewards issued reaches 21.0 million, and the theoretical supply of new bitcoin is exhausted, which is expected to occur in around 2140. Once 21.0 million bitcoin are generated, the network will stop producing more. Currently, there are more than 19.8 million bitcoin in circulation. While bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that any such price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in our securities and investors could suffer a complete loss of their investment.

Furthermore, such reductions in bitcoin rewards for uncovering blocks may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions and make the bitcoin network more vulnerable to malicious actors or botnets obtaining control in excess of 50% of the processing power active on the blockchain. Such events may adversely affect our activities and an investment in our securities.

To the extent that the profit margins of crypto mining operations are not high, operators of crypto mining operations are more likely to immediately sell their crypto assets earned by mining in the crypto assets exchange market, resulting in a reduction in the price of crypto assets that could adversely impact an investment in our securities.

Over the years, crypto mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation mining machines. Currently, new processing power brought onto the crypto assets networks is predominantly added by “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated machines.

Professionalized mining operations require:

●	the investment of significant capital for the acquisition of such hardware;
●	the leasing of operating space (often in data centers or warehousing facilities);
●	incurring of electricity costs; and
●	the employment of technicians to operate the mining farms.

As a result, professionalized mining operations are of a greater scale than prior miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell crypto assets earned from mining operations on the crypto assets exchange market. To the contrary, it is believed that past individual miners were more likely to hold mined crypto assets for more extended periods. The immediate selling of newly mined crypto assets greatly increases the supply of crypto assets on the crypto assets exchange market, creating downward pressure on the price of each crypto assets.

The extent to which the value of crypto assets mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined crypto assets rapidly if it is operating at a low profit margin and it may partially or completely stop operations if its profit margin is negative.

In a low profit margin environment, a higher percentage could be sold into the crypto assets exchange market more rapidly, potentially reducing crypto assets prices. Lower crypto assets prices may result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a network effect that may further reduce the price of crypto assets until mining operations with higher operating costs become unprofitable and remove mining power from the respective crypto assets network. The network effect of reduced profit margins resulting in greater sales of newly mined crypto assets could result in a reduction in the price of crypto assets that could adversely impact an investment in our securities.

The loss or destruction of a private key required to access a crypto asset may be irreversible. Loss of access to the private keys or a data loss relating to our crypto assets collateralized could adversely affect an investment in our securities.

Crypto assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet which hold the crypto assets. The operators of crypto assets networks require the publish of public key relating to a digital wallet in use once a spending transaction is verified from that digital wallet and broadcast such information into the respective network. As to the private key, to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, there will be no access to the crypto assets and the private key will not be capable of being restored by the respective crypto assets network. Any loss of private keys relating to digital wallets used to store our crypto assets collateralized could adversely affect an investment in our securities.

Security threats to our crypto mining business could result in a loss of our crypto assets collateralized, or damage to our reputation and our brand, each of which could adversely affect an investment in our securities.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the crypto assets exchange markets. A security breach caused by hacking could include, but is not limited to:

●	efforts to gain unauthorized access to information or systems;
●	efforts to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment; and
●	the inadvertent transmission of computer viruses.

A security breach by hacking could harm our crypto mining operations or result in loss of our crypto assets collateralized and stored at wallets held by third parties. Any breach of the related infrastructure could result in reputational harm and erode the trust of our partners and stockholders, which could adversely affect an investment in our securities. Furthermore, as the assets grow, they may become a more appealing target for security threats such as hackers and malware. Notwithstanding the safeguards implemented to protect our crypto assets collateralized, the security systems may not be impenetrable or free from defect, and we may incur loss due to a security breach, software defect or event outside of our or our third-party service providers’ control. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our crypto assets collateralized, we may lose some or all of the bitcoin and our financial condition and results of operations could be materially adversely affected.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee, or otherwise, and, as a result, an unauthorized party may obtain access to the private keys, data or bitcoins. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure.

Despite our or our third-party service providers’ efforts, it may be difficult to anticipate these techniques or implement adequate preventative measures since the hacking techniques used are often not recognized until launched against a target. Ability to adopt technology in response to changing security needs or trends and our reliance on third-party service providers pose a challenge to the safekeeping of our crypto assets collateralized. If an actual or perceived breach of security system occurs, the market perception of the effectiveness of our controls could be harmed, which could adversely affect an investment in our securities. Further, in the event of a security breach, we may be subject to litigation forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in our securities.

Crypto assets transactions are irrevocable and stolen or incorrectly transferred crypto assets may be irretrievable. As a result, any incorrectly executed crypto assets transactions could adversely affect an investment in our securities.

Crypto assets transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that crypto assets network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of crypto assets or a theft of crypto assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

The limited rights of legal recourse available to us and our lack of insurance protection expose us and our stockholders to the risk of loss of our crypto assets collateralized.

Our crypto assets collateralized are not insured. If these crypto assets are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party, such as our third-party custody provider, may not have the financial resources sufficient to satisfy our claim. Further, banking institutions will not accept these crypto assets and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. As a result, a loss may be suffered with respect to our crypto assets collateralized which is not covered by insurance and we may not be able to recover any of our carried value in these crypto assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our share price.

The properties included in our mining network may experience damage, including damage that is not covered by insurance.

As of December 31, 2024, the plurality of our mining operations are in North America. We also have mining operations in other jurisdictions, including Africa and Asia. Our current or future mining sites we may establish are subject to a variety of risks relating to physical condition and operation, including, but not limited to:

●	the presence of construction or repair defects or other structural or building damage;
●	any non-compliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
●	claims by employees and others for injuries sustained at our properties.

For example, our mining sites could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus or another pandemic, or by a terrorist or other attack. The security and other measures taken to protect against these risks may not be sufficient. Additionally, the mining sites could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirements of our mining operations, it would not be feasible to run our mining machines on back-up power generators in the event of a power outage. In the event of any loss, such mining machines may not be adequately repaired in a timely manner or at all, and we may lose some or all of the future revenues anticipated to be derived from such mining machines.

Banks and other financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept crypto assets as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or other financial institutions that are willing to provide them with bank accounts and other services. This is particularly true as a result of certain bank failures, which were connected to cryptocurrency activities. In addition, banks and other financial institutions may terminate services to companies that engage in crypto-related activities due to regulatory actions.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses in our industry and in related industries have and may continue to have in finding banks and financial institutions willing to provide them services may now, and in the future, decrease the usefulness of crypto assets as a payment system, harm public perception of crypto assets and decrease their usefulness.

The usefulness of crypto assets as a payment system and the public perception of crypto assets could be damaged if banks or other financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert crypto assets to fiat currencies. Such factors could have a material adverse effect on our business, results of operations and financial performance.

There is a lack of liquid markets for crypto assets, and blockchain/bitcoin-based assets are susceptible to potential manipulation.

Crypto assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. For example, events like bankruptcies in the crypto assets industry involved platforms which were not publicly listed without regulatory supervision. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of the bitcoin we mine or otherwise acquire or hold for our own account and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in crypto assets.

We compete with other users and/or companies that are mining crypto assets and other potential financial vehicles, including companies whose securities are backed by or linked to crypto assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in crypto assets directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our business strategy or operate at all, or to maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other crypto assets we mine or otherwise acquire or hold for our own account, and harm investors.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling crypto assets is essential to the widespread acceptance of crypto assets as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many bitcoin networks face significant scaling challenges. For example, crypto assets are limited with respect to how many transactions can occur per second. Participants in the bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

There are risks related to technological obsolescence, the vulnerability of the global supply chain for bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining crypto assets are lower than the price of a bitcoin. Our mining machines experience ordinary wear and tear in the course of operation and may also face significant malfunctions caused by a number of extraneous factors beyond our control. We have purchased on-rack mining machines from third parties. The degradation of our mining machines requires us to, over time, replace those mining machines which are no longer functional. Additionally, as the technology evolves, we are required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that manufacturers or sellers of mining machines adjust the prices of their mining machines according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain mining machines and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin mining machines is presently heavily dependent on China-based manufacturers. In addition, there have been shortages of the semiconductors which are key components in miner production. Should any disruptions to the China-based global supply chain for bitcoin hardware on the spot market or otherwise occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain additional mining machines from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ADSs.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin mining activity generally requires massive amounts of electrical power. Our bitcoin mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for bitcoin mining activities in that jurisdiction. In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for bitcoin mining activities or government measures restricting or prohibiting the use of electricity for bitcoin mining activities. Please see “—The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, crypto mining business, operating results and financial condition” for impact of regulatory developments on our crypto mining business.

Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly, and our expenses may increase in the future. We may use cash on hand and may seek to obtain credit facilities, issue equity or debt securities to fund our crypto mining operations. An increase in our expense may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We may not adequately respond to rapidly changing technology, which may negatively affect our crypto mining business.

Competitive conditions within the crypto assets industry require that we use sophisticated technology in the operation of our crypto mining business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the crypto assets industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ADSs.

Regulatory changes or actions may restrict the use of bitcoins or the operation of the bitcoin network in a manner that adversely affects an investment in our securities.

As bitcoin has grown in popularity and in market size, the SEC and other regulators have begun to examine the operations of the bitcoin network, bitcoin users and the bitcoin exchange market. Crypto assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions. Many regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of bitcoin, the bitcoin network and bitcoin users. The effect of any future regulatory change on us, bitcoins or other crypto assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in our securities.

Furthermore, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use crypto assets or to exchange crypto assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our ADSs.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, they may experience fraud, security failures or operational problems, which may adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in some cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading.

Negative perception, a lack of stability in the broader bitcoin markets and the closure or temporary shutdown of bitcoin trading venues due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in bitcoin and result in greater volatility in the prices of bitcoin. To the extent investors view our ADSs as linked to the value of our bitcoin holdings, such a negative perception of bitcoin trading venues could have a material adverse effect on the market value of our ADSs.

If regulatory changes or interpretations require the regulation of bitcoins by the SEC, we may be required to register and comply with such regulations, which may result in extraordinary expenses to us.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes.

For example, to the extent that digital assets including bitcoins and other digital assets we own or may own are deemed by the SEC to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Act, including additional periodic reporting and disclosure standards and requirements and our registration as an investment company. Furthermore, one or more states may conclude bitcoins and other digital assets we own or may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us.

There is no authoritative law, rule or binding guidance published by the SEC regarding the status of crypto assets as “securities” or “investment securities” under the Investment Company Act. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally, non-U.S. issuers may not register as an investment company without an SEC order.

There can be no assurances that we will properly characterize any given crypto assets as a security or non-security for purposes of determining which crypto assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell crypto assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm. Further, if any of our crypto assets collateralized is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such crypto assets. For instance, all transactions in such supported crypto assets would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the crypto assets. Also, it may make it difficult for such crypto assets to be traded, cleared and custodied as compared to other crypto assets that are not considered to be securities.

We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the securities laws and other applicable laws. Any additional regulatory requirements, such as the registration requirement, may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our securities. If we determine not to comply with such additional regulatory requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our securities.

Our bitcoin holdings could subject us to regulatory scrutiny.

Several bitcoin investment vehicles have attempted to list their shares on a U.S. national securities exchange to permit them to function in the manner of an exchange-traded fund, or ETF, with continuous share creation and redemption at net asset value, or NAV. The SEC used to cite concerns over the surveillance of trading in markets for the underlying bitcoin as well as concerns about fraud and manipulation in bitcoin trading markets. Even though we do not function in the manner of an ETF, nor do we offer continuous share creation and redemption at NAV, it is possible that we could nevertheless face regulatory scrutiny from the SEC, as a company with securities traded on the NYSE.

If regulatory changes or interpretations of our activities require us to register as a money services business (“MSB”) or “money transmitter” (“MT”) under relevant laws and regulations, our compliance with such laws and regulations may result in extraordinary expenses to us.

To the extent that any of our activities cause us to be deemed an MSB, we may be required to comply with the Financial Crimes Enforcement Network, or FinCEN, regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed an MT or equivalent designation, under the applicable regulations, we may be required to seek a license or otherwise register with a regulator and comply with applicable regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Many regulators have proposed or made public statements indicating that virtual currency businesses or virtual currency exchangers may be required to seek licenses as money transmitters. Some regulators also proposed legislation regarding the treatment of bitcoin and other crypto assets.

Such additional regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment to our ADSs in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to such obligations, and fail to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate. Any such action may adversely affect an investment in our securities or result in a complete loss for our investors.

Current interpretations require the regulation of bitcoins under the Commodities Exchange Act of 1936, as amended, or CEA, by the Commodity Futures Trading Commission, or CFTC, which may cause us to incur additional compliance costs.

Current and future legislation, CFTC and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes. In particular, the CFTC’s jurisdiction is implicated when a virtual currency is used in a derivatives contract, or if there is fraud or manipulation involving a virtual currency traded in interstate commerce. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law.

We may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, if in the future we engage in an investment trust, syndicate, or similar form of enterprise (a commodity pool) that solicits, accepts, or receives funds, securities, or property for the purpose of trading futures contracts, commodity options, or swaps or investing in other commodity pools, we may be required to register as a commodity pool operator and to register the Company as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in significant expenses, thereby materially and adversely impacting an investment in our ADSs. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease our bitcoin operations in the U.S. Any such action may adversely affect an investment in our ADSs.

Our interactions with the bitcoin network may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control (“OFAC”) of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our policy prohibits any transactions with such SDN individuals, and we take all commercially reasonable steps to avoid such transactions, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, there is a risk that some bad actors will continue to attempt to use cryptocurrencies, including bitcoin, as a potential means of avoiding federally imposed sanctions.

We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the cryptocurrency industry, or the potential impact of the use of cryptocurrencies by SDN or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our ADSs.

The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, crypto mining business, operating results and financial condition.

Our bitcoin mining operations require a substantial amount of electrical power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. For instance, our plans and strategic initiatives for expansion are based, in part, on our understanding of current environmental and energy regulations, policies and initiatives enacted by federal and state regulators. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the bitcoin mining industry, with its high energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

For example, the U.S. Energy Information Administration (the “EIA”) announced in February 2024 that it will conduct a mandatory survey focused on systematically evaluating the electricity consumption associated with cryptocurrency mining activity. It is possible that such mandatory surveys will be used by the EIA to generate negative reports regarding the bitcoin mining industry’s use of power and other resources, which could spur additional negative public sentiment and adverse legislative and regulatory action against us or the bitcoin mining industry as a whole. Surveys and other regulatory actions could increase our cost of operations or otherwise make it more difficult for us to operate at our current locations. In addition, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate crypto mining machines, could in turn put our facilities at a competitive disadvantage.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to an extensive, highly evolving and uncertain regulatory and business landscape and any adverse changes to, or our failure to comply with, any laws and regulations, and adverse business reactions from counterparties could adversely affect our brand, reputation, business, operating results and financial condition.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties and legal and regulatory interpretations and guidance. In addition, we face counterparty risk in the markets in which we operate, including regulatory aspects from financial services, federal energy and other regulators, the SEC, the CFTC, credit and crypto assets custody, exchange and transfer, cross-border and domestic money and crypto assets transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance and protection, cybersecurity, fraud detection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering and counter-terrorist financing, the same regulatory risks applicable to counterparties which are most notably hosting businesses, and the economic issues and bankruptcies befalling some in this industry.

Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results and financial condition.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the crypto economy. For example, following the failure of several prominent crypto trading venues and lending platforms in 2022, the U.S. Congress expressed the need for both greater federal oversight of the crypto economy and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws and regulations relating to crypto assets, the crypto economy and crypto assets platforms. For example, in January 2025, the Acting Commissioner of the SEC, Mark Uyeda, announced formation of new crypto task force with a purpose to develop a comprehensive and clear regulatory framework for crypto assets. The failures of risk management and other control functions at other companies related to crypto assets could accelerate an existing regulatory trend toward stricter oversight of crypto assets platforms and the crypto economy.

Due to our business activities, we may be subject to potential examinations, oversight and reviews by regulators, many of which have broad discretion to audit and examine our business. Moreover, new laws, regulations or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation, brand, business, operating results and financial condition.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, our operating results could fluctuate.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which represents a significant change in how entities that hold crypto assets will account for certain of those holdings. Previously, crypto assets held were accounted for as intangible assets with indefinite useful lives, which required us to measure crypto assets at cost less impairment. After the adoption of ASU 2023-08, which requires crypto assets held to be measured at fair value at each reporting date, with fair value gains and losses recognized through net income (loss). Fair value gains and losses can increase the volatility of our net income, especially if the underlying crypto asset market is volatile.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and our business, operating results and financial condition.

Risks Relating to Our Business Operations

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, the Group has issued equity securities and borrowed from financial institutions to support the growth of the Group’s business. As the Group intends to continue to make investments to support the growth of its business, the Group may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, further enhance the risk management capabilities, increasing sales and marketing expenditures to improve brand awareness, enhancing operating infrastructure and acquiring complementary businesses and technologies. Accordingly, the Group may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when the Group needs them, on terms that are acceptable to the Group, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and the Group may suffer default and foreclosure on its assets if its operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit the Group’s sources of financing.

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

We have made short-term investments in a public company and wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2024, the Group had short-term investments of RMB1,231.2 million (US$168.7 million). We cannot assure you as to the return of our investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the Group’s future success depends on its ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner. However, the Group may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that the Group will be able to implement new technology initiatives effectively, or that the Group will be successful in anticipating new technology needs and demands of customers and of the market at large. Moreover, it may take an extended period of time for the Group’s new technologies and services to gain market acceptance, if at all. If the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, its operations may materially and adversely affected.

Misconducts and errors by employees and third parties collaborated with could harm the Group’s business and reputation.

The Group is exposed to many types of operational risks, including the risk of misconduct and errors by employees and third-party business partners collaborated with. For example, the Group’s automotive business depends on employees and third parties, such as dealers, financial institutions and sales agents, to interact with car buyers, process large numbers of transactions and support the collection process. The Group could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow the rules and procedures, the Group could be liable for damages and subject to regulatory actions and penalties. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow existing rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024.

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

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as the Group, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group conducts critical operations in China and a substantial portion of its assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against the Group or our directors, executive officers or other gatekeepers in case the Group or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against the Group, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

The Group’s success will in part depends on the ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including cloud computing, distributed architecture and big data analytics. If the Group fails to adapt Cango platform and services to changes in technological development in an effective and timely manner, the Group’s business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of existing services. Technical hurdles in implementing technological advances may result in the services becoming less attractive, which, in turn, may materially and adversely affect the Group’s business, results of operations and prospects.

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

The Group has not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, existing policies and procedures may not be completely effective in preventing other parties from using the Group or any financial institutions it collaborates with as a conduit for money laundering (including illegal cash operations) or terrorist financing without the Group’s knowledge. If the Group were to be associated with money laundering (including illegal cash operations) or terrorist financing, its reputation could suffer, and the Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with it, all of which could have a material adverse effect on the Group’s financial condition and results of operations. Even if the Group and financial institutions it collaborates with comply with applicable anti-money laundering laws and regulations, it and these financial institutions may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, even if factually incorrect or based on isolated incidents, could compromise the Group’s image, undermine the trust and credibility the Group has established, and negatively impact its financial condition and results of operation.

Furthermore, as crypto assets, including bitcoin, have grown in popularity and market size, there has been increasing focus on the extent to which crypto assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist activities, or entities subject to sanctions regimes. While we continue to maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and further transactions or dealings in bitcoin may be restricted or prohibited.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt business and adversely affect the financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of the Group’s services, better serve car buyers, expand the Group’s operation and enhance its competitive position. For example, in June 2018, January 2019 and July 2019, the Group made a series of equity investments in Li Auto. At the end of September 2018, the Group completed the acquisition of Shanghai Chejia. In 2019, the Group acquired Shanghai Quanpin Automobile Sales Co., Ltd., which wholly owns Fushun Insurance Brokerage Co., Ltd., to operate the insurance brokerage business. In November 2024, the Group entered into agreements to purchase on-rack crypto mining machines with an aggregate hashrate of 50EH from a group of sellers, and completed the acquisition of on-rack crypto mining machines with an aggregate hashrate of 32EH for a total purchase price of US$256 million in cash in the same month.

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

In addition, the Group invests significant time and expenses in training its employees, which increases their value to competitors who may seek to recruit them. If the Group fails to retain its employees, the Group could incur significant expenses in hiring and training their replacements, and the Group’s quality of services and ability could diminish, resulting in a material adverse effect to our business.

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

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to our shares. As of February 28, 2025, our co-founders collectively exercised 91.7% of the aggregate voting power of our issued and outstanding share capital. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. We have granted options to purchase our ordinary shares to certain of our officers and employees since then. For example, in June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, director and chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our Group’s profitable investment in Li Auto. In addition, in January 2025, we granted options to purchase 1,672,034 Class A ordinary shares to Mr. Jiayuan Lin in consideration of his role in guiding the Company’s business expansion in the acquisition of crypto mining assets. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the expenses associated with share-based compensation may increase significantly, which may have an adverse effect on the Group’s results of operations and financial condition. The Group recognized RMB17.1 million (US$2.3 million) of share-based compensation expenses in 2024.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars. Economic conditions in China are sensitive to global economic conditions. There have also been concerns over conflicts in Ukraine and the Middle East, which have resulted in volatility in financial and other markets. Furthermore, the economies may also be affected by the tensions in the relationship between China and the United States. Any of these events may materially and adversely affect the Group’s business and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Cango Inc. is not a Chinese operating company but a Cayman Islands holding company. We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the Group’s business. Therefore, investors in our ADSs do not hold equity interests in our consolidated VIEs in China but instead hold equity interests in a Cayman Islands holding company, and investors in our ADSs may never directly hold equity interests in our consolidated VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.” A substantial portion of the Group’s revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

We currently engage in value-added telecommunications services, or the VATS, through Shanghai Yungu, one of our consolidated VIEs. The PRC government regulates such telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, unless in relevant pilot zones where there are further opening-up policies and measures for telecommunications-related businesses, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for e-commerce, domestic conferencing, store-and-forward, and call center services.

We currently conduct our VATS business in China through our consolidated VIEs and their affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) receive substantially all of the economic benefits of the consolidated VIEs and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs for accounting purposes and hence consolidate its financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders.”

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

Our consolidated VIEs hold a substantial portion of the Group’s assets. Under the contractual arrangements, our consolidated VIEs may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of the current business activities, which could materially and adversely affect the Group’s business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate existing business, which could materially and adversely affect the Group’s business, financial condition and results of operations.

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

The Group conducts critical operations in the PRC and a substantial portion of its revenue is sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

A substantial portion of the Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules established, among other things, additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement authority when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and most recently amended in January 2024 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. The Group may grow its business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other governmental authorities, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand its business or maintain its market share. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC — M&A Rules and Overseas Listings.”

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

Mr. Xiaojun Zhang, Mr. Jiayuan Lin and several other beneficial owners of our ordinary shares have completed the initial SAFE registration pursuant to SAFE Circular 37 in 2018. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation and other compliance obligations relating to offshore investment. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on the Group’s business, financial condition and results of operations.

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

A substantial portion of the Group’s revenue is denominated in Renminbi. Under current PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of the Group’s future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIEs.

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

A substantial portion of the Group’s revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Group’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by the U.S. President Donald J. Trump, such as the one issued on February 1, 2025 that imposes a 10% tariffs on products imported from China. On February 10, 2024, China announced a 15% tariffs on coal and liquefied natural gas and a 10% tariff on crude oil, agricultural machinery, large-displacement cars and pickup trucks. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including the Group. If we were unable to conduct the Group’s business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our former auditor, EY. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by EY on April 26, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers and made such additional disclosure in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 26, 2023, or the 2022 annual report.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our former auditor, EY, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of the 2022 annual report and we were not identified as a SEC-identified issuer in 2023 after we filed the 2022 annual report. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as a SEC-identified issuer in 2024 either.

Effective on November 18, 2024, we appointed MaloneBailey as our independent registered public accounting firm for the year ended December 31, 2024 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. MaloneBailey is an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

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

We conduct critical operations in China and a substantial portion of the Group’s assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are certain legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator or a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As such, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on July 26, 2018, the trading prices of our ADSs ranged from US$0.92 to US$19.60 per ADS, and the last reported trading price on March 20, 2025 was US$3.94 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of the Group’s actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including the Group, regardless of whether the Group has conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and 2021, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of service offerings on Cango platform or those of our competitors;
●	price of crypto assets such as bitcoin;
●	changes in the economic performance or market valuations of other transaction service platforms;
●	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of its expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by the Group or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2024, we had 134,586,659 Class A ordinary shares and 72,978,677 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

We have adopted the third amended and restated articles of association, which became effective immediately prior to the completion of our initial public offering, that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to offer, allot, grant options over or otherwise dispose of unissued shares of the Company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors may in its absolute discretion determine but so that no shares shall be issued at a discount to par value. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

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

We are an exempted company incorporated under the laws of the Cayman Islands. A substantial portion of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We have adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. For example, in March 2024, the SEC adopted final rules on climate-related disclosure, which requires issuers to make a significant amount of climate-related disclosure, including, among others, material Scope 1 and Scope 2 greenhouse gas, or GHG, emissions, climate-related financial metrics, climate-related strategy, governance, targets and goals. The final rules also include phased-in attestation requirements for GHG disclosure. In April 2024, the SEC decided to stay the final rules pending the completion of judicial review of the consolidated petitions in the U.S. Court of Appeals for the Eighth Circuit. As a result, we are currently not subject to the requirement of the final rules. However, if the final rules are enacted in their current form, we expect that such rules and regulations will cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

If we are classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, U.S. investors who own ADSs or Class A ordinary shares may suffer adverse U.S. tax consequences.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for 2024. In addition, we may be classified as a PFIC in the current and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In particular, our PFIC status may change due to the expansion of our operations into the crypto mining business. However, the treatment of the income and assets associated with the crypto mining business is not entirely clear, and therefore there can be no assurance that we will not be treated as a PFIC in 2025 and future taxable years.

In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, fluctuations in the market value of our ADSs can affect our PFIC status.

There is also uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

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

The Group began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. The Group initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through Cango platform. The Group has established partnerships with several financial institutions over time, including WeBank, MYbank, Bank of Shanghai, Jiangnan Rural Commercial Bank and ICBC. Led by an experienced and visionary management team, the Group has extended services beyond the facilitation of automotive financing transactions and identified additional ways to strengthen Cango platform and serve the customers, such as by starting to provide automobile trading solutions in 2015 and after-market services facilitation in 2017. In 2022, the Group made a business transition to focus on automobile trading solutions and after-market services facilitation while scaling down its automotive financing facilitation services. In November 2024, the Group has diversified its business operations and expanded its operation into crypto mining business by acquiring crypto mining assets located outside of China.

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

The Group completed three rounds of equity financing prior to the completion of our initial public offering. The first round of equity financing was completed in July 2017, including Primavera and another investor. The second round of equity financing was completed in March 2018, and investors included, among others, Tencent, Taikang Life Insurance and Didi Chuxing. The third round of equity financing was completed with Didi Chuxing and another investor in June 2018. Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since July 26, 2018 under the symbol “CANG.”

B.Business Overview

Overview

Who We Are

The Group primarily operates a leading crypto mining business. Headquartered in Shanghai, China, the Group has deployed its mining operation across strategic locations including North America, Africa and Asia. The Group expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, the Group has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable.

Our Vision and Roadmap to Our Vision

Our vision is to make automotive transactions simpler, easier and more pleasant. The Group’s industry knowledge, further empowered by technology and data insights, creates opportunities to provide automobile trading solutions. By participating on the Cango platform, business partners are able to improve their operating efficiency and capture additional business opportunities. The Group’s after-market service facilitation and other service offerings also can be attached to the automobile trading process, providing a one-stop platform for all key participants, simple and enjoyable car purchasing experience for car buyers.

The Group has strategically diversified its business to capitalize on the technological developments and digital finance trend. In November 2024, the Group expanded its operation into overseas crypto assets to leverage cutting-edge technology to drive innovation, broaden its revenue streams and enhance shareholder value.

Our Business

The Group has been in the automotive industry since 2010. In recent years, it has diversified its business operations and expanded its operation into overseas crypto assets. Currently, the Group’s business comprises of automotive business and crypto mining business.

Automotive Business

Currently, the Group mainly provides pre-sale automobile trading solutions and post-sale after-market services facilitation, covering key components of the automotive transaction value chain.

Automobile Trading Solutions

The Group provides car sourcing and transaction facilitation services. Such services were accessible primarily through Cango U-car app, launched in January 2023, which provides used car transaction services, and AutoCango.com, launched in March 2024, which provides Chinese used car information to overseas dealers.

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

Beginning from the second quarter of 2023, the Group has limited the size of its car sourcing services to better manage inventory risks and related operational risks. Please see “Item 3—Key Information—Risks Relating to Our Automotive Business—Failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.”

After-market Services Facilitation

The Group facilitates the sale of insurance policies and other after-market services for car buyers. The Group continues to explore opportunities to facilitate other after-market services on Cango platform, including additional types of insurance, extended warranties and car customization services.

Automotive Financing Facilitation Services

The Group provided automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions was provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. The Group made a business transition in 2022 to scale down its business. Currently, the Group ceases entering into new contracts for its automotive financing facilitation services.

Crypto Mining Business

In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the overseas crypto assets market. We commenced our crypto mining operation in November 2024. We are rewarded with bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. These bitcoin rewards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Crypto Mining Business—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

We conduct our mining operation through engaging Bitmain to offer us hosting, operation and maintenance services for our mining machines. Once we retrieve those bitcoins from collaterals, or start holding bitcoins, we may sell the bitcoins withdrawn for fiat currency from time to time depending on market conditions and cash flow needs.

Our mining machines are hosted in data centers in several countries outside China, with the plurality located in the North America. Our mining machines are also hosted in data centers located in other jurisdictions, including Africa and other countries in Asia.

As of December 31, 2024, our deployed hash rate was 32EH. We mined a total of 934 bitcoins with a total value of US$86 million in the fourth quarter of 2024. In December 2024, the bitcoins mined per day was 18.4 and our average operating hashrate was 30.4EH.

Revenue Model

Currently, the Group generates revenue from bitcoin earned from mining activities. We are rewarded with bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. The profitability depends on factors such as the price of bitcoin in the market, the cost of electricity for running the mining equipment, the efficiency of the mining hardware, and the difficulty level of the puzzles. As the price of bitcoin fluctuates, the potential profit for us changes accordingly. Moreover, with the increasing difficulty of mining and the halving of bitcoin rewards at regular intervals, we may need to constantly upgrade our equipment and optimize our operations to maintain profitability.

The Group also receives sales revenue and fee income for its automobile trading solutions. The Company provides after-market services to car buyers which mainly include three types of separate contracts, (i) insurance facilitation service, (ii) car recovery and disposal services, and (iii) collateral release intermediation service fee. For insurance facilitation service, it mainly includes two types of contracts: one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. For car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services. For collateral release intermediation service fee, it mainly refers to intermediation service income generated from business partners by introducing the business partners to the car buyers, who may contract with and purchase collateral release service from the business partners.

Automotive Business

Solutions and Service Offerings

Automobile Trading Solutions

With its automobile trading solutions, the Group is able to provide car sourcing and transaction facilitation services. Such services are accessible primarily through Cango U-car app and AutoCango.com, which enable dealers to search and view car models for used cars. The automobile trading solutions are powered by the Group’s technology platform, aiming to maximize efficiencies. As a comprehensive tool kit to address dealers’ pain points, Cango U-car app and AutoCango.com allow dealers to conveniently find suitable cars, serve existing car buyers and engage potential car buyers.

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

Beginning from the second quarter of 2023, the Group has limited the size of its car sourcing services to better manage inventory risks and related operational risks. Please see “Item 3—Key Information—Risks Relating to Our Automotive Business—Failure to sell cars owned by the Group or facilitate the sale of cars owned by dealers may have a material and adverse effect on the Group’s business, financial condition and results of operations.” For the year ended December 31, 2024, the automobile trading business generated minimal revenue compared with the years before.

After-market Services Facilitation

Cango platform also facilitates after-market services to car buyers, which is primarily comprised of (i) insurance facilitation service, (ii) car recovery and disposal services, and (iii) collateral release intermediation service fee. For insurance facilitation service, it mainly includes two types of contracts: one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. For car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services. For collateral release intermediation service fee, it mainly refers to intermediation service income generated from business partners by introducing the business partners to the car buyers, who may contract with and purchase collateral release service from the business partners. We believe the Group is able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers.

Relationships with Platform Participants

Dealers

Automotive financing was originally the Group’s entry point to automotive transaction value chain. An extensive dealer network is the foundation of Cango platform. Cango platform allows dealers to conveniently source cars, serve existing car buyers, engage potential car buyers and access to value-added services.

The Group manages the dealer network through a dedicated in-house sales team of 13 employees as of December 31, 2024. Responsibilities of the sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. The sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China.

Financial Institutions

While the Group made a business transition in 2022 to scale down its automotive financing facilitation services and currently ceases entering into new contracts for such automotive financing facilitation services, financial institutions are still important business partners to Cango platform. Third-party financial institutions fund a major portion of financing transactions that the Group facilitated to car buyers, and the Group also facilitated financing leases funded by Shanghai Chejia. The Group collaborated with third-party financial institutions in facilitating financing transactions and received service fees from financial institutions for facilitating automotive financing transactions to car buyers.

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Chejia, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:	24,752,810	96.8	9,634,444	96.6	3,790,130	519,246	97.4
Outstanding principal of financing transactions funded by Shanghai Chejia	828,444	3.2	337,115	3.4	100,593	13,781	2.6
Total	25,581,254	100.0	9,971,559	100.0	3,890,723	533,027	100

Terms of Cooperation with Financial Institutions

●	Pursuant to the agreements with MYbank, the Group collaborates with MYbank to facilitate financing transactions funded by a major commercial bank for car buyers. The Group receives service fees for customer referral, customer consultation, customer repayment reminder, assistance in loan collection and other services, as well as vehicle value assessment from MYbank based on a percentage of the outstanding balance of relevant financing transactions. While MYbank offers such major commercial bank risk assurance up to a certain percentage of the total principal amount of financing transactions facilitated under such arrangement, the Group, in turn, is obligated to compensate MYbank for its payouts in connection with such obligation. After making such payment, security interest in the relevant collateral is also transferred to the Group. Although the agreement with MYbank expired in June 2023, MYbank continues to perform relevant obligations for the outstanding loan balances.
●	Pursuant to the agreement with Bank of Shanghai, the Group receives service fees for industry information services, auto finance business services, management services for personal consumption loans, and other services. The Group is obligated to repay the overdue loans upon certain specified events of default by car buyers. After making such payment, security interest in the relevant collateral is also transferred to the Group. The term of the agreement with Bank of Shanghai expired on December 31, 2022 and has been automatically renewed for three years. The agreement may be terminated for cause, such as breach of contract or liquidation or dissolution. The agreement with Bank of Shanghai may also be terminated without cause by 90 days’ written notice.

●	Pursuant to the agreements with WeBank, the Group facilitates financing transactions with funding provided by WeBank. WeBank pays the Group service fees for credit origination, credit assessment and credit servicing based on a percentage of the outstanding balance of relevant financing transactions. In addition, for certain arrangements, the Group is obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers up to a certain percentage of the total outstanding amount of financing transactions facilitated under such arrangements. After purchasing such financing receivables, security interest in the relevant collateral is also transferred to the Group. Although the agreement with WeBank expired in April 2023, WeBank continues to perform relevant obligations for the outstanding loan balances.

Financing Leases

Shanghai Chejia funds financing leases with its own capital as well as debt financing provided by Bank of Shanghai and several other institutions. The financing leases are recorded on Shanghai Chejia’s balance sheet as financing lease receivables. As of December 31, 2023 and 2024, the outstanding principal of financing leases funded by Shanghai Chejia was RMB337.1 million and RMB100.6 million (US$13.8 million), respectively.

Car Buyers

Cango platform mainly facilitates after-market services such as insurance products to car buyers. The Group remains in contact with many car buyers even after their automotive loans or financing leases are repaid. The Group places phone calls or provides notifications to car buyers regarding additional value-added services or after-market services through its mobile application. If car buyers are interested in purchasing a new car, disposing a used car or after-market services such as insurance products, the Group will further communicate with them in offering such services.

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

Delinquent Asset Management

The Group currently ceases entering into new contracts for its automotive financing facilitation services, but the Group still conducts delinquent asset management for the outstanding loan balances. The delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders. During the first five days after a delinquency occurs, the Group sends automated text messages and makes automated phone calls as reminders.
(2)	Live phone calls. If the delinquency continues for more than five days, members of the Group’s delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.
(3)	In-person visits. If the delinquency continues for more than 15 days, the Group may conduct in-person visits when it determines such measures are warranted. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral.
(4)	Recovery. If a car buyer is unable to make repayments, the Group may negotiate with the car buyer and settle the outstanding amount by recovering the car collateral. For the financing transactions funded by financial institutions, the Group obtains their authorizations before recovering the car collateral.
(5)	Disposal. After cars are recovered, the Group stores them in warehouses leased by the Group. The Group conducts on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. The Group will then sell the cars.

(6)	Legal actions. If the Group is unable to recover collateral from a delinquent borrower, it may commence a lawsuit against the borrower. The Group has access to a nationwide network of external counsel who can represent it on such lawsuits at a reasonable cost. The Group views the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Crypto Mining Business

Starting in 2022, Cango systematically restructured and re-evaluated our business model to identify new strategic development directions. With the global surge in computing power construction driven by advancements in artificial intelligence technology, we gradually solidified our transformation strategy into “energy + computing power.”

During this transition, we recognized the effective role of BTC/crypto mining in grid rebalancing and absorbing excess electricity generation. By acquiring the crypto mining machines from Bitmain, we achieved an industry-leading scale of computing power. This allowed us to quickly establish our position in the industry and lay the groundwork for expanding along the digital economy value chain.

Crypto Mining Operation

We commenced our crypto mining operation in November 2024. On November 6, 2024, we entered into agreements to purchase on-rack crypto mining machines with an aggregate hashrate of 50EH. The agreements detail two acquisitions of mining machines from different sellers, with hashrates of 32EH and 18EH, respectively. We completed the acquisition of crypto mining machines with an aggregate hashrate of 32EH for a total purchase price of US$256 million in cash in the same month. As a result, we became the owner of the mining machines and are entitled to all of their computing power and the bitcoins mined. The acquisition of crypto mining machines with an aggregate hashrate of 18EH will be paid through issuance of our shares and is expected to be completed in 2025.

We are rewarded with bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. These bitcoin rewards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Crypto Mining Business—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

We conduct our mining operation through engaging Bitmain to offer us hosting, operation and maintenance services for our mining machines. Once we retrieve those bitcoins from collaterals, or start holding bitcoins, we may sell the bitcoins withdrawn for fiat currency from time to time depending on market conditions and cash flow needs. We entered into service framework agreement with Bitmain on November 6, 2024 for a term of 1.5 years since the mining machines was powered on. We agree to pay Bitmain hosting service fees based on power consumption or online average hashrate, depending whether the data centers which host our mining machines have sub-meter conditions, as well as on effective unit price per kWH pursuant to the agreement. We also agree to pay Bitmain operational and maintenance services fees based on power consumption and operation and maintenance unit price set forth in the agreement. The service framework agreement can be terminated by either party by giving a 30-day prior written notice to the other party and upon satisfying certain conditions. It can also be terminated under circumstances such as bankruptcy, insolvency, and assignment of assets of creditors, among others.

Our mining machines are hosted in data centers in several countries outside China, with the plurality located in North America. Our mining machines are also hosted in data centers located in other jurisdictions, including Africa and other countries in Asia. As of December 31, 2024, our deployed hash rate was 32EH. We mined a total of 934 bitcoins with a total value of US$86 million in the fourth quarter of 2024. In December 2024, the bitcoins mined per day was 18.4 and our average operating hashrate was 30.4EH.

Funding of Our Crypto Mining Operation

To better fund our mining operation, we entered into a master loan agreement on November 11, 2024 with Antalpha Digital Pte. Ltd, or Antalpha, pursuant to which we may request Antalpha to provide a loan in digital currency, fiat currency or other property agreed between the parties. The amount we are able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral the Company posted at the lender-designated wallets. Based on the agreement, there is no specific limit in the amount the Company is able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount the Company could draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have maturity as long as sufficient collateralization has been maintained. As of December 31, 2024, all of our bitcoins with a gross carrying amount of RMB619.3 million (US$84.8 million) was posted as collateral.

Antalpha can, in its sole discretion, either accept or decline the loan request. If accepting the loan request, the terms of the loan (such as its interest rate, collateral request and other terms) will be included in a loan confirmation letter which should be signed by both parties. Antalpha may give us written notice to specify the date on which a loan shall be repaid, provided the notice should be at least 30 days prior to the repayment date. The master loan agreement can be terminated (i) by either party by giving a 30-day prior written notice to the other party, (ii) upon event of default, but Antalpha shall have the right in its sole discretion to suspend the termination of a loan, or (iii) when Antalpha, in good faith, believes that all digital currencies become a security or similar financial instrument regulated by government authority or subject to future regulation materially impacting the master loan agreement, a loan or its business.

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

Technology is embedded into the business lines’ operational processes. For example, the Group launched its car trading transaction platform as a comprehensive tool kit to address dealers’ pain points. Such car trading transaction platform allows dealers to conveniently source cars from Cango platform, serve existing car buyers and engage potential car buyers. Specifically, the Group developed Cango U-car app, a mobile application which provides dealers with a one-stop, comprehensive and streamlined automobile transaction services.

The in-house research and development department comprised 15 employees as of December 31, 2024, including core team members with extensive experience with leading internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

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

The crypto assets industry is a highly competitive and rapidly changing industry. Miners can range from individual hobbyists to large-scale professional operations with dedicated data centers and may collaborate by joining mining pools. We compete or may in the future compete with other companies that focus all or a portion of their activities on owning or operating crypto assets exchanges, developing programming for the blockchain, and mining activities. Currently, the information concerning the activities of these enterprises is not comprehensive as some participants in this sector do not publish information publicly or the information may be unreliable.

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect its proprietary rights. The Group has registered 19 trademarks in the PRC, including “CANGO Management 灿谷管理.” The Group is the registered holder of 39 domain names in the PRC, such as cangoonline.com. The Group has 93 registered software copyrights and two patents relating to its mobile applications.

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

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our subsidiaries, the consolidated VIEs and consolidated affiliates, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated new laws, regulations or relevant drafts and indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—Regulations in the PRC—M&A Rules and Overseas Listings” and “—Regulations in the PRC—Regulation Related to Cybersecurity, Internet Information Security and Privacy Protection” below. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that the Group has obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Automotive Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

Regulations in the PRC

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

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the China Banking and Insurance Regulatory Commission, or the CBIRC, which was merged into the National Financial Regulatory Administration.

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

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, as promulgated by the National Development and Reform Commission and the MOFCOM on September 6, 2024 and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) as promulgated by the National Development and Reform Commission and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Foreign Investment Restriction on VATS

According to the 2024 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%, except for e-commerce, domestic conferencing, store-and-forward, and call center services. In particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises removed the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the currently effective version.

On April 8, 2024, the MIIT promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services. The pilot program will be first carried out in the designated districts in Beijing, Shanghai, Hainan and Shenzhen. In regions approved to carry out the pilot program, restrictions on foreign equity ratios will be removed for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services.

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

According to the E - commerce Law, e - commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 when (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect on May 1, 2021. These Measures further strengthen the administration and supervision of online trading activities, specify typical examples of unreasonable restrictions or conditions imposed by e - commerce platform operators on transactions concluded on their platforms, and require e - commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status.

Anti-money Laundering Regulation

The PRC Anti-money Laundering Law, which became effective in January 2007 and was last amended in November 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which was amended in December 2023, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including entities and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the account holder.

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

Furthermore, on December 25, 2024, the SCNPC released the Value-Added Tax Law of the PRC, which will become effective from January 1, 2026. Pursuant to the Value-Added Tax Law, any entities and individuals that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except as stipulated otherwise, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13%, the rate of VAT for sale of agricultural products, transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

Regulations Relating to Blockchain and Cryptocurrency

We operate within a complex and rapidly evolving regulatory environment and are subject to a wide range of laws and regulations enacted by U.S. federal, state, and local governments, governmental agencies, and regulatory authorities, including the SEC, the CFTC, the FTC, and the FinCen, as well as similar entities in other countries. Other regulatory bodies have demonstrated an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our business, or when they may be effective. While we anticipate that bitcoin mining will be an area of focus for regulators in the future, we cannot predict with certainty the impact regulations may have on our business or operations. As the regulatory and legal environment evolves, we may become subject to new laws and regulations by the SEC and other agencies, which may affect our mining operations and other activities. For example, in January 2025, the Acting Commissioner of the SEC, Mark Uyeda, announced formation of new crypto task force with a purpose to develop a comprehensive and clear regulatory framework for crypto assets. Additionally, state and local regulation of bitcoin mining is important with respect to where we conduct our mining operations.

For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Crypto Mining Business.”

C.Organizational Structure

The following diagram illustrates the Group’s corporate structure as of December 31, 2024. The following diagram omits certain entities that are immaterial to the Group’s results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, the consolidated VIEs and their shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

Equity interest
Contractual arrangements
Cango Inc. (1)
Cayman Islands
StoneBridge Investments Holdings Limited
GreenVolt Innovations Limited
British Virgin Islands
GreenVolt Innovations LLC
USA
Crystal Peak Investments Limited
Mauritius
Cango Group Limited
Express Group Development Limited
China Hong Kong
VIE Equity Holders (2)
Can Gu Long
VIE Equity Holders (3)
Shanghai Yungu
21.1%
78.9%
Shanghai Cango
25%
Automotive Financing and After-market Service Subsidiaries (4)
Shanghai Zhengqi Data Technology Co., Ltd.
Shanghai Cango Electronic Technology Co., Ltd.
Shanghai Cango Network Technology Co., Ltd. (5)
Shanghai Wangtian Investment Co., Ltd.
15%
60%
Shanghai Chejia Financing Lease Co., Ltd. and its subsidiaries (6)
China Mainland
Cango Financing Guarantee Co., Ltd.
Tianjin Zhengqi Data Technology Co., Ltd.
SINGAPORE ZHENGQI NEW ENERGY HOLDING PTE. LTD
NEW ENERGY INNOVATION PTE LTD
Singapore

(1)	Investors in our ADSs hold equity interest in Cango Inc., which does not conduct operations.

(2)	Zhipeng Song and Meng Xu hold 99.0% and 1.0% equity interest in Shanghai Yungu, respectively. Zhipeng Song is a director of the Group and Meng Xu is an employee of the Group. Shanghai Yungu is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest. Shanghai Yungu is primarily involved in operating the Cango U-car app.
(3)	Include Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P., the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively holding 15.6%, 15.8%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Shanghai Cango is consolidated with the Group’s results of operations for accounting purposes, but it is not an entity in which we own equity interest.
(4)	Includes three subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are primarily involved in providing automotive financing facilitation services and after-market services.
(5)	Primarily involved in the operation of the Group’s automobile trading.
(6)	Includes two subsidiaries that are wholly-owned by Shanghai Chejia, which primarily engages in providing financing leases to car buyers. Shanghai Cango, one of our consolidated VIEs, currently owns 75% equity interest (directly and through Shanghai Wangtian Investment Co., Ltd., its wholly-owned subsidiary) in Shanghai Chejia and Express Group Development Limited, our wholly-owned consolidated subsidiary, owns 25% equity interest in Shanghai Chejia. As a result, Shanghai Chejia is the Group’s consolidated affiliate.

Contractual Arrangements among Can Gu Long, the Consolidated VIEs and Their Shareholders

We currently engage in VATS business through Shanghai Yungu, one of our consolidated VIEs. We control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

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

D.Facilities

The Group’s corporate headquarters are located in Shanghai, China, where it leases approximately 5,592 square meters of office space. The Group also maintains leased properties of approximately 1,911 square meters of office space in two other cities as regional offices in China. We believe that the Group will be able to obtain adequate facilities, principally by lease, to accommodate future expansion plans.

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

A.Operating Results

Overview

The Group is a leading bitcoin mining company with an automotive transaction service in China, connecting dealers, OEMs, car buyers and other industry participants. The Cango platform empowers and serves upstream and downstream of the automotive transaction value chain and offers comprehensive services, working together with platform participants to deliver simple and enjoyable car purchasing and ownership experience.

The Group also engages in bitcoin mining business. We are rewarded with bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. We conduct our mining operation through engaging Bitmain to offer us hosting, operation and maintenance services for our mining machines.

Automotive Business

The Group has extensive, technology-enabled service offerings that cover key components of the automotive transaction value chain, including pre-sale automobile trading solutions and post-sale after-market services facilitation.

Automobile Trading Solutions

The Group enables automobile trading transactions among platform participants by providing car sourcing and transaction facilitation services. Such services were accessible primarily through two platforms: Cango U-car app, which was launched in January 2023 and provided used car transaction services, and AutoCango.com, which was launched in March 2024 and provided used car information to overseas dealers. The Group owns used cars from cars disposed by individual car buyers who have used the Group’s automotive financial services in the past, as well as cars used as collaterals and later collected and disposed by financial institutions. The transaction facilitation services connect dealers looking for cars with dealers wishing to supply cars. For the year ended December 31, 2024, the automobile trading business generated minimal revenue compared with the years before.

After-market Services Facilitation

The Group facilitates the sale of automotive after-market related products or services, such as collateral releases, insurance products and other related services.

Automotive Financing Facilitation Services

The Group provided automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging its vast dealer network. Funding for such financing solutions was provided by either third-party financial institutions or Shanghai Chejia, which is the Group’s consolidated affiliate. Based on its observation of the market, the Group made a business transition in 2022 to scale down its automotive financing facilitation services. Currently, the Group ceases entering into new contracts for its automotive financing facilitation services.

The Group receives sales revenue and fee income for its automobile trading solutions. For the after-market services, the Group earns fixed service fee for facilitating the sale of different kinds of insurance products, such as accident insurances, automotive insurances and other automotive related insurance services. In automotive financing, the Group charged financial institutions service fee based on a percentage of the principal amount of the relevant financing transactions. The Group also earns collateral release intermediation service fee based on negotiated rates from a business partner by introducing the business partner to the car buyers, who may contract with and purchase collateral release service from the business partner.

Crypto Mining Business

In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the overseas crypto assets market. We commenced our crypto mining business in November 2024. We are rewarded with bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. These bitcoin rewards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Crypto Mining Business—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

We conduct our mining operation through engaging Bitmain to offer us hosting, operation and maintenance services for our mining machines. Once we retrieve those bitcoins from collaterals, or start holding bitcoins, we may sell the bitcoins withdrawn for fiat currency from time to time depending on market conditions and cash flow needs. Our mining machines are hosted in data centers in several countries outside China, with the plurality located in North America. Our mining machines are also hosted in data centers located in other jurisdictions, including in Africa and other countries in Asia.

As of December 31, 2024, our deployed hash rate was 32EH. We mined a total of 934 bitcoins with a total value of US$86 million in the fourth quarter of 2024. In December 2024, the bitcoins mined per day was 18.4 and our average operating hashrate was 30.4EH.

Key Factors Affecting Our Results of Operations

Solution and Service Offerings and Pricing of Automotive Business

The Group’s revenue from automotive business depends on its ability to improve existing solutions and services, continue identifying evolving business needs, refine collaboration models with business partners and provide value-added services. The Group’s revenue from automotive business also depends on its abilities to effectively price solutions and services and monetize new business opportunities.

The Group also derives revenue from after-market service facilitation. Such business initiatives, and the ability to execute them, may affect future business growth and profitability. Since the Group’s solution and service offerings may have different pricing strategies and cost structures, they may affect financial position and profitability.

In addition, the Group made a business transition in 2022 to focus on automobile trading solutions and after-market services facilitation while scaling down its automotive financing facilitation services based on its observation of the market. Currently, the Group ceases entering into new contracts for its automotive financing facilitation services. As a result, the Group’s loan facilitation income and leasing income have been decreased and are expected to continue decreasing.

Our Ability to Grow Our Hash Rate

Our ability to mine bitcoin and generate profits is directly tied to our mining machine’s hash rate, which is its computational power relative to the global network hash rate—the aggregate computing power supporting the bitcoin blockchain. As demand for bitcoin increases, the global network hash rate rapidly increases, and as more adoption of bitcoin occurs, we expect the demand for new bitcoin will likewise increase as more mining companies are drawn into the industry by this increase in demand. Further, as more and increasingly powerful mining machines are deployed, the network difficulty for bitcoin increases. Network difficulty is a measure of how difficult it is to solve a block on the bitcoin blockchain, which is adjusted every 2,016 blocks, or approximately every two weeks. A higher difficulty means more computing power is needed to solve a block and earn bitcoin rewards, directly impacting a miner’s profitability. To remain competitive, we must continually improve our hash rate in line with industry growth. If we fail to upgrade our mining machines or deploy additional hash rate, our share of the global network hash rate and consequently, our chances of earning bitcoin rewards will diminish, reducing overall profitability. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Crypto Mining Business—If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.”

Market Conditions of Bitcoin

Our business is heavily dependent on the price of bitcoin. The prices of crypto assets, including bitcoin, have historically experienced substantial volatility, and crypto assets prices have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of bitcoin and other crypto assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of bitcoin as a means of exchange by consumers and producers. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Crypto Mining Business—Bitcoin prices are highly volatile, which may affect our profitability and the value of our ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Crypto Mining Business—The price of bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain.”

The halving is an important part of the bitcoin ecosystem, and it is closely watched by miners, investors and other participants in the crypto assets market. Each halving event has historically been associated with significant price movements in the value of bitcoin. Please see “Item 3. Key Information—D.Risk Factors—Risks Relating to Our Crypto Mining Business—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

Market Conditions and Government Policies in the Jurisdictions Where We Operate

The demand for the Group’s automotive services is dependent upon overall market conditions. The automotive industry in China and globally, especially the automotive transaction industry, may be affected by, among other factors, the general economic conditions and the growth of disposable income. With the expansion of automotive industry, dealers, financial institutions, OEMs and other industry participants have been utilizing technology-enabled automotive transaction service platforms to solve their pain points and capture market opportunities. The growth of the Group’s business will depend in part of the continuation of these trends.

Governmental policies affecting the automotive industry and crypto assets market are developing and evolving, creating both challenges and opportunities that could affect the Group’s financial performance. The Group will continue to make efforts to ensure that it is compliant with the existing laws, regulations and governmental policies and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make current business operations more difficult or expensive, or result in changes to solutions and services offerings and hence the ability to price solutions, these events could also provide new product and market opportunities.

Ability to Retain Existing Dealers

The Group’s ability to retain existing dealers it collaborates with is important for the Group’s business. The collaborations with dealers may be affected by factors beyond the Group’s control, such as the overall automotive and mobility markets, general economic conditions and the regulatory environment. Currently, the Group ceases entering into new contracts for its automotive financing facilitation services.

Ability to Perform Delinquent Asset Management Effectively

The quality of the Group’s risk management efforts and the credit performance of loans facilitated by Cango platform affects its reputation and results of operations.

After a delinquency occurs, the Group aims to collect repayments and/or recover the car collateral from the car buyer. The Group relies on in-house delinquent asset management team to collect repayments and recover the car collateral at different stages of delinquent asset management process. The ability to collect repayments and recover car collaterals in a cost-effective way may affect the Group’s results of operations.

Ability to Compete Effectively

The Group’s business and results of operations depend on its ability to compete effectively. The competitive position may be affected by, among other things, service quality and ability to price solutions and services competitively. The Group will continue to invest in technologies to improve service quality and user experience. The Group aims to enhance the speed in processing and aggregating dealers’ orders for its car sourcing services and improve the efficiency in matching selling dealers and buying dealers for its transaction facilitation services. We also aim to improve our hash rate and control bitcoin mining costs. As new competitors or new solutions and services emerges that compete with the Group’s, it will need to continue to introduce new solutions and services or enhance existing ones to stay competitive. Whether and how quickly the Group can do so will have a significant impact on its financial performance.

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

The tables below set forth the transaction volume metrics in the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
Number of financing transactions facilitated	30,983	27	—
Number of automobile trading transactions	16,418	12,695	69

The table below sets forth a breakdown for the outstanding principal and amount of financing transactions facilitated in the periods presented:

	As of / For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Outstanding principal of financing transactions facilitated	25,581,254	9,971,559	3,890,723	533,027
Amount of financing transactions facilitated	2,838,827	1,686	—	—

We define “financing transactions” as loans and financing leases. Financing transactions facilitated include financing transactions funded by financial institutions and financing transactions funded by Shanghai Chejia. We define “amount of financing transactions” as the principal amount of financing transactions facilitated in a specified period.

Credit Performance Metrics

As of December 31, 2024, the total outstanding balance of financing transactions for which the Group is not obligated to bear credit risk was RMB1.6 billion (US$0.2 billion), representing 41.1% of the total outstanding balance of financing transactions facilitated. The remainder was funded by either (i) financial institutions from which the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) Shanghai Chejia, the Group’s consolidated affiliate.

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

	As of
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,

	2022				2023				2024

	(%)
M1+ overdue ratio	1.76	2.21	2.44	2.61	2.33	2.12	2.42	2.66	2.87	2.93	3.17	3.24
M3+ overdue ratio	0.80	1.07	1.27	1.38	1.29	1.09	1.24	1.37	1.51	1.57	1.76	1.78

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

The Group incurs risk assurance liabilities in connection with these risk assurance obligation. The table below sets forth the movement of risk assurance liabilities during the year ended December 31, 2022.

As of/For the Year Ended December 31,
2022
RMB
(in thousands)
Balance at the beginning of the period	699,023
Fair value of risk assurance liabilities upon the inception of new loans	45,521
Performed risk assurance liabilities	(642,104)
Net loss on risk assurance liabilities	299,863
Balance at the closing of the period	402,303

Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income which represents the non-contingent portion of risk assurance liabilities, and contingent risk assurance liabilities in which the movement during the years ended December 31, 2023 and December 3l, 2024 are as follows:

	As of/For the Year Ended December 31,
	Deferred guarantee	Contingent risk
	income	assurance liabilities
	2023	2023
	RMB	RMB

	(in thousands)
Balance at the beginning of the period	298,306	103,997
Adjustment due to the adoption of ASC 326	—	302,407
Fair value of risk assurance liabilities upon the inception of new loans	34	—
Performed risk assurance liabilities	—	(306,895)
Net recovery on provision for credit losses	—	25,632
Recognized as guarantee income	(212,121)	—
Balance at the closing of the period	86,219	125,141

	As of /For the Year Ended December 31,
			Contingent risk assurance
	Deferred guarantee income		liabilities
	2024		2024
	RMB	US$	RMB	US$

	(in thousands)
Balance at the beginning of the period	86,219	11,812	125,141	17,144
Performed risk assurance liabilities	—	—	(66,150)	(9,062)
Net recovery on provision for credit losses	—	—	(27,801)	(3,809)
Recognized as guarantee income	(74,431)	(10,197)	—	—
Balance at the closing of the period	11,788	1,615	31,190	4,273

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

	For the year ended December 31,
	2020	2021	2022	2023	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income (loss)	3,373,420	(8,544)	(1,111,208)	(37,873)	299,815	41,074
Add: ESOP Expenses(1)	78,755	87,635	158,523	38,491	17,115	2,345
Adjusted net income (loss)	3,452,175	79,091	(952,685)	618	316,930	43,419
Less: Net income attributable to the non-controlling interest shareholders	3,902	—	—	—	—	—
Adjusted net income (loss) attributable to Cango Inc.’s ordinary shareholders	3,448,273	79,091	(952,685)	618	316,930	43,419
Adjusted net income (loss) per ADS-basic(2)	22.95	0.55	(6.95)	0.01	3.04	0.42
Adjusted net income (loss) per ADS-diluted(2)	22.69	0.54	(6.95)	—	2.72	0.37
Weighted average ADS outstanding—basic	150,242,430	144,946,453	137,042,445	121,524,393	104,098,809	104,098,809
Weighted average ADS outstanding—diluted	151,950,322	146,867,997	137,042,445	126,940,244	116,516,361	116,516,361
(1)	ESOP Expenses are allocated in operating cost and expenses as follows:

	For the year ended December 31,
	2020	2021	2022	2023	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	3,075	4,928	4,160	2,187	1,720	236
Sales and marketing	16,003	15,311	14,691	7,716	2,904	398
General and administrative	55,591	63,035	135,889	26,833	12,234	1,676
Research and development	4,085	4,361	3,782	1,755	257	35
ESOP Expenses	78,755	87,635	158,523	38,491	17,115	2,345
(2)	Each ADS represents two ordinary shares.

Components of Results of Operations

Revenues

The Group’s revenues mainly consist of bitcoin mining income, automobile trading income, loan facilitation income and other related income, guarantee income, leasing income, after-market services income and others. The Group generates bitcoin mining income by providing hash calculation to mining pool operators based on cooperation agreements. Automobile trading income relates to the automobile trading solutions. The Group generates loan facilitation income by providing automotive financing facilitation services to financial institutions and car buyers in connection with existing loans obtained through Cango platform. Guarantee income represents the release of non-contingent risk assurance liability pursuant to the adoption of ASC 326 on January 1, 2023. Prior to the adoption of ASC 326, the release of non-contingent risk assurance liability was recognized in earnings as a reduction of net loss on risk assurance liabilities. Please see “—Risk Assurance Liabilities” for details. Leasing income relates to financing lease payments from car buyers to Shanghai Chejia. After-market services income relates to the facilitation of sale of insurance policies and delinquent asset management services.

The following table sets forth components of the Group’s revenues, both in absolute amount and as a percentage of the total revenues, for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Bitcoin mining income	—	—	—	—	652,986	89,459	81
Automobile trading income	1,596,307	80.6	1,309,634	77.0	6,285	861	1
Loan facilitation income and other related income	146,429	7.4	19,962	1.2	15,776	2,161	2
Guarantee income	—	—	212,121	12.5	74,431	10,197	9
Leasing income	155,522	7.9	57,431	3.4	11,535	1,580	2
After-market services income	71,457	3.6	65,388	3.8	41,228	5,648	5
Others	10,739	0.5	37,383	2.1	2,248	308	—
Total	1,980,453	100.0	1,701,919	100.0	804,489	110,214	100

Operating Cost and Expenses

The Group’s operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss on contingent risk assurance liabilities, net loss on risk assurance liabilities, provision (net recovery on provision) for credit losses and impairment loss from goodwill.

Cost of Revenue

The Group’s cost of revenue consists of (i) cost of mining service (including depreciations), (ii) cost of vehicle, (iii) cost for staff responsible for risk management and delinquent asset management, (iv) leasing interest expense, (v) commission paid to car dealerships, (vi) incentive fee to sales staff, (vii) outsourcing fee in connection with repayment collection and (viii) others. The following table sets forth components of the Group’s cost of revenue, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenue:
Cost of mining service	—	—	—	—	461,126	63,174	57.3
Cost of mining service - depreciations	—	—	—	—	84,232	11,540	10.5
Cost of vehicle	1,580,779	79.8	1,294,946	76.1	6,066	831	0.8
Staff cost	105,613	5.3	87,602	5.1	57,978	7,943	7.2
Leasing interest expense (1)	61,129	3.1	13,017	0.8	226	31	—
Commission to car dealerships	26,757	1.4	—	—	(13,593)	(1,862)	(1.7)
Staff incentive	—	—	—	—	—	—	—
Outsourcing fee	10,475	0.5	32,241	1.9	24,320	3,332	3
Others	45,337	2.3	84,057	4.9	9,024	1,236	1.1
Total	1,830,090	92.4	1,511,863	88.8	629,379	86,225	78.2
(1)	Leasing interest expense refers to interest expense on borrowings by the Group that are directly used to fund finance lease receivables.

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

Impairment Loss from Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group tests for impairment of goodwill annually, and between annual tests if the Group becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. According to those impairment tests, the Group recorded an impairment loss on goodwill of RMB148.7 million and nil in 2023 and 2024, respectively, as the financial performance of the automobile trading solutions and automotive financing facilitation services continued to fall below forecasts. Please see “—Item E. Critical Accounting Policies and Estimates—Goodwill” for details.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Bitcoin mining income	—	—	—	—	652,986	89,459	81.2
Automobile trading income	1,596,307	80.6	1,309,634	77.0	6,285	861	0.8
Loan facilitation income and other related income	146,429	7.4	19,962	1.2	15,776	2,161	2.0
Guarantee income	—	—	212,121	12.5	74,431	10,197	9.3
Leasing income	155,522	7.9	57,431	3.4	11,535	1,580	1.4
After-market services income	71,457	3.6	65,388	3.8	41,228	5,648	5.1
Others	10,739	0.5	37,383	2.1	2,248	308	0.3
Total revenues	1,980,453	100.0	1,701,919	100.0	804,489	110,214	100
Operating cost and expenses:
Cost of revenue	1,830,090	92.4	1,511,863	88.8	629,380	86,225	78.2
Sales and marketing	132,779	6.7	38,922	2.3	13,099	1,795	1.6
General and administrative	299,545	15.1	156,966	9.2	250,164	34,271	31.1
Research and development	45,959	2.3	30,114	1.8	5,467	749	0.7
Net loss (gain) on contingent risk assurance liabilities	—	—	25,632	1.5	(27,801)	(3,809)	(3.5)
Net loss on risk assurance liabilities	299,863	15.1	—	—	—	—	—
Provision (net recovery on provision) for credit losses	319,360	16.1	(136,485)	(8.0)	(269,865)	(36,971)	(33.5)
Impairment loss from goodwill	—	—	148,658	8.7	—	—	—
Change in fair value of bitcoin collateral - loss	—	—	—	—	25,151	3,446	3.1
Total operating cost and expenses	2,927,597	147.8	1,775,670	104.3	625,595	85,706	77.8
(Loss) income from operations	(947,143)	(47.8)	(73,751)	(4.3)	178,894	24,508	22.2
Interest income	43,733	2.2	79,165	4.6	106,318	14,565	13.2
Net investment income (loss)	(9,811)	(0.5)	24,093	1.4	8,789	1,204	1.1
Interest expense	(16,809)	(0.8)	(4,100)	(0.2)	(659)	(90)	(0.1)
Foreign exchange gain, net	5,918	0.3	1,099	0.1	1,651	226	0.2
Other income	52,067	2.6	30,702	1.8	8,262	1,132	1.0
Other expenses	(2,466)	(0.1)	(1,625)	(0.1)	(2,118)	(289)	(0.3)
Net (loss) income before income taxes	(874,511)	(44.2)	55,583	3.3	301,137	41,256	37.4
Income tax expenses	(236,697)	(12.0)	(93,457)	(5.5)	(1,322)	(182)	(0.2)
Net (loss) income	(1,111,208)	(56.1)	(37,873)	(2.2)	299,815	41,074	37.3
Net (loss) income attributable to Cango Inc.’s ordinary shareholders	(1,111,208)	(56.1)	(37,873)	(2.2)	299,815	41,074	37.3
*	less than 0.1%.

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

Revenues. The Group’s revenues decreased from RMB1,701.9 million in 2023 to RMB 804.5 million (US$110.2 million) in 2024, primarily due to the decrease of automobile and related service income which was mainly composed of automobile trading income, loan facilitation income and its related guarantee income, partially offset by the bitcoin mining income of RMB653.0 million

Operating cost and expenses. The Group’s total operating cost and expenses decreased from RMB1,775.7 million in 2023 to RMB625.6 million (US$85.7 million) in 2024.

●	Cost of revenue. The Group’s cost of revenue decreased from RMB1,511.9 million in 2023 to RMB629.4 million (US$86.2 million) in 2024, primarily due to the decrease of cost of automobile and related services, partially offset by the cost of crypto mining. The cost of revenue as a percentage of the Group’s total revenues decreased from 88.8% to 78.2% during the same period, primarily due to a lower share of revenue contribution from car trading transactions, which normally presents a higher cost-revenue ratio.
●	Sales and marketing. The Group’s sales and marketing expenses decreased from RMB38.9 million in 2023 to RMB13.1 million (US$1.8 million) in 2024, primarily due to the decrease of transaction volume of automobile and related business, and the Group’s continuous efforts on scaling down the sales and marketing resources for the automobile and related business. The Group’s sales and marketing expenses as a percentage of the Group’s total revenues decreased from 2.3% in 2023 to 1.6% in 2024.
●	General and administrative. The Group’s general and administrative expenses increased from RMB157.0 million in 2023 to RMB250.2 million (US$34.3 million) in 2024, primarily due to higher amounts of professional consulting fees and due diligence costs associated with the mining machine acquisition in 2024, as well as the costs related to the organizational restructuring of our traditional business units. The Group’s general and administrative expenses as a percentage of the Group’s total revenues increased from 9.2% in 2023 to 31.3% in 2024, which was driven by the higher expenses compared to a lower revenue base line in 2024.
●	Research and development. The Group’s research and development expenses decreased from RMB30.1 million in 2023 to RMB5.5 million (US$0.7 million) in 2024, primarily because the Group allocated fewer resources to the research and development department due to the trimmed down business of the automobile and related services. The Group’s research and development expenses as a percentage of the Group’s total revenues decreased from 1.8% in 2023 to 0.7% in 2024.
●	Net loss (gain) on contingent risk assurance liabilities. The Group’s net loss on contingent risk assurance liabilities was RMB25.6 million in 2023 and the gain was RMB27.8 million (US$3.8 million) in 2024. The gain and loss were recognized for the obligations of the contingent aspect of the risk assurance liabilities in accordance with ASC 326. The gain in 2024 represented a net release of the contingent risk assurance liabilities due to the better than expected credit performance of the outstanding loans that the Group facilitated and guaranteed.
●	Net recovery on provision for credit losses. The Group’s net recovery on provision for credit losses was RMB269.9 million (US$37.0 million) in 2024 compared to RMB136.5 million in 2023. The increase in recovery was primarily due to the positive impact from the collections of financing receivables.
●	Impairment loss from goodwill. The Group provided a full impairment loss of goodwill of RMB148.7 million in 2023. The provision of goodwill impairment was based on the profit forecast associated with historical trend and the prevailing current conditions of market downturn. No goodwill was recognized or impaired in 2024.
●	Change in fair value of bitcoin collateral. The Group’s change in fair value of bitcoin collateral was RMB25.2 million (US$3.4 million), which represented the change in fair value of the collateralized bitcoin as of December 31, 2024 from the value of bitcoin received from the Group’s mining activity.

Interest income. The Group’s interest income increased from RMB79.2 million in 2023 to RMB106.3 million (US$14.6 million) in 2024, primarily due to the increased amount of bank time deposits maintained during 2024.

Net investment income. The Group recognized a gain of RMB24.1 million and RMB8.8 million (US$1.2 million) in 2023 and 2024, respectively. The decrease in gain was mainly because the Group shifted a portion of the investments in wealth management products to bank time deposits in 2024.

Interest expense. The Group’s interest expense decreased from RMB4.1 million in 2023 to RMB0.7 million (US$0.1 million) in 2024, primarily due to the lower average balance of outstanding loan in 2024.

Foreign exchange gain, net. The Group recognized foreign exchange gain of RMB1.1 million and RMB1.7 million (US$0.2 million) in 2023 and 2024, respectively, primarily due to the fluctuation of the foreign exchange rate of U.S. dollars against RMB in both years.

Other income. The Group’s other income decreased from RMB30.7 million in 2023 to RMB8.3 million (US$1.1 million) in 2024, primarily due to a decrease in the government subsidy.

Income tax expenses. The Group’s income tax expenses decreased from RMB93.5 million in 2023 to RMB1.3 million (US$0.2 million) in 2024.The higher amount in 2023 was primarily due to a one-time write-off of deferred tax asset.

Net loss (income). As a result of the foregoing, the Group recognized a net loss of RMB37.9 million in 2023 and a net income of RMB299.8 million (US$41.1 million) in 2024.

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

For a discussion of the Group’s results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in 2023 annual report.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been issuance of equity securities, borrowings from trusts, banks and other third-parties and cash provided by operating activities, which have historically been sufficient to meet its working capital and substantially all of its capital expenditure requirements.

In 2022, net cash used in operating activities was RMB567.4 million. In 2023, net cash provided by operating activities was RMB1,026.0 million. In 2024, net cash used in operating activities was RMB429.5 million (US$58.8 million).

As of December 31, 2024, the Group had RMB2,819.0 million (US$386.2 million) in cash, cash equivalents, restricted cash, including both current portion and non-current portion, and short-term investments and our consolidated VIEs had RMB1,780.2 million (US$243.9 million) of cash, cash equivalents, restricted cash and short-term investments.

As of December 31, 2024, the Group had cash and cash equivalents of RMB1,289.6 million (US$176.7 million), as compared to cash and cash equivalents of RMB1,020.6 million as of December 31, 2023. The Group’s cash, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase are stated at cost which approximates their fair value. The amounts of the cash and cash equivalent held by the consolidated VIEs were approximately RMB293.4 million and RMB627.3 million (US$85.9 million) as of December 31, 2023 and 2024, respectively.

As of December 31, 2024, the Group had restricted cash of RMB298.2 million (US$40.9 million), including current portion of RMB10.8 million (US$1.5 million) and non-current portion of RMB287.4 million (US$39.4 million). The Group’s restricted cash consists of cash deposited with the respective financial institution customers as collaboration and guarantee deposits in relation to facilitation transaction with financial institutions. Financial institutions make corresponding deductions from the Group’s deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by the Group after a specified delinquency period. Such restricted cash is not available to fund the Group’s general liquidity needs.

As of December 31, 2024, the Group had short-term investments of RMB1,231.2 million (US$168.7 million), primarily consisting of time deposits and structured deposits investments with original maturities of three months or more but less than one year and marketable securities with readily determinable fair value.

As of December 31, 2024, the Group had short-term debts of RMB124.6 million (US$17.1 million) and did not have long-term debts. On November 11, 2024, the Company entered into a master loan agreement with Antalpha Digital Pte. Ltd, or Antalpha, for an unlimited line of credit in which Antalpha would lend the Company certain digital assets. On or prior to a drawdown, the Company is required to pledge bitcoin as collateral in segregated digital wallets. There is no loan-to-value limit for the first twelve months since the inception of such agreement and there is no expiration date indicated in such agreement.

We believe that the Group’s current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flows from operating activities will be sufficient to meet its anticipated working capital requirements, capital expenditures and debt repayment in the ordinary course of business for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. The Group’s obligation to bear credit risk for certain financing transactions facilitated may also strain its operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business Operations—We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(567,385)	1,026,026	(310,203)	(42,498)
Net cash provided by/(used in) investing activities	1,959,529	2,124,698	(1,249,883)	(171,233)
Net cash (used in) financing activities	(2,990,209)	(1,193,779)	(127,381)	(17,451)
Cash, cash equivalents and restricted cash at beginning of the year	2,610,281	1,282,483	3,288,326	450,499
Cash, cash equivalents and restricted cash at end of the year	1,282,483	3,288,326	1,587,869	217,537

Operating Activities

Net cash used in operating activities was RMB310.2 million (US$42.5 million) in 2024, primarily due to the net income of RMB299.8 million (US$41.1 million), adjusted for non-cash items of net income of RMB897.0 million (US$122.9 million), partially offset by the changes in working capital of RMB287.0 million (US$39.3 million). The adjustments for net income of RMB897.0 million (US$122.9 million) were mainly composed of (i) bitcoin mining income of RMB653.0 million (US$89.5 million), (ii) net recovery on provision for credit losses and other assets of RMB269.9 million (US$37.0 million), and (iii) guarantee income of RMB74.4 million (US$10.2 million), partially offset by depreciation and amortization of RMB87.2 million (US$11.9 million). The changes in working capital of RMB287.0 million (US$39.3 million) primarily consisted of (i) a decrease of financing receivables of RMB244.0 million (US$33.4 million) caused by the positive impact of the collection activities on defaulted loans, (ii) a decrease in contract assets of RMB155.7 million (US$21.3 million), primarily due to the loan facilitation service fees collected, and (iii) an increase in other current and non-current liabilities of RMB378.7 million (US$51.9 million), primarily for the undue payables of mining machines’ hosting expenses. Such changes in working capital were partially offset by (i) an increase in other current and non-current assets of RMB471.8 million (US$64.6 million), primarily due to service deposit made to the mining machine’s hosting service provider and (ii) contingent risk assurance liabilities of RMB66.1 million (US$9.1 million), primarily due to the fulfillment of the risk assurance obligations.

Net cash provided by operating activities was RMB1,026.0 million in 2023, primarily due to net loss of RMB37.9 million, adjusted for (i) impairment loss for goodwill of RMB148.7 million, (ii) deferred income tax expense of RMB89.5 million, (iii) share-based compensation expense of RMB38.5 million, (iv) loss on contingent risk assurance liabilities of RMB25.6 million and (v) changes in working capital, partially offset by the adjustments for (i) guarantee income of RMB212.1 million and (ii) net recovery of credit losses and other assets of RMB136.5 million. Adjustments for changes in working capital primarily consisted of (i) a decrease in other current and non-current assets of RMB1,164.5 million, primarily due to the decrease of advance payments to suppliers of automobile trading businesses upon the delivery of goods, (ii) a decrease in contract assets of RMB466.8 million, primarily due to the loan facilitation service fees collected in 2023, (iii) a decrease in financing receivables of RMB264.7million due to the positive impact of the collection activities and (iv) a decrease in accounts receivables of RMB202.0 million. Such changes in working capital were partially offset by (i) a decrease of other current and non-current liabilities of RMB685.5 million, primarily due to the decrease of customer advances of automobile trading business upon the delivery of goods and (ii) a decrease in contingent risk assurance liabilities of RMB306.9 million, primarily due to the fulfillment of the Group’s risk assurance obligations.

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

Investing Activities

Net cash used in investing activities was RMB1,249.9 million (US$171.2 million) in 2024, primarily due to (i) payments for the mining machines of RMB928.2 million (US$127.2 million), (ii) purchase of held-to-maturity investment of RMB5,658.1 million (US$775.2 million), partially offset by (i) maturities of held-to-maturity investment of RMB5,107.1 million (US$699.7 million), (ii) principal collections and recoveries on finance lease receivables of RMB220.8 million (US$30.2 million), and (iii) net proceeds from redemption of other short-term investments of RMB9.0 million (US$1.2 million).

Net cash provided by investing activities was RMB2,124.7 million in 2023, primarily due to (i) maturities of held-to-maturity investment of RMB5,541.6 million, (ii) repayments of finance lease receivables of RMB822.0 million and (iii) proceeds from sale or redemption of other short-term investments, net of RMB567.2 million, which was partially offset by purchases of held-to-maturity investment of RMB4,805.0 million.

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

Financing Activities

Net cash used in financing activities was RMB127.4 million (US$17.5 million) in 2024, primarily due to payment of repurchase treasury shares of RMB90.9 million (US$12.5 million).

Net cash used in financing activities was RMB1,193.8 million in 2023, primarily due to repayment of borrowings of RMB1,177.7 million and payment to repurchase treasury shares of RMB246.9 million, which was partially offset by proceeds from borrowings of RMB228.1 million.

Net cash used in financing activities was RMB2,990.2 million in 2022, primarily due to distribution to shareholders of RMB1,871.1 million, repayment of borrowings of RMB1,705.2 million, and payment to repurchase treasury shares of RMB105.8 million, which was partially offset by proceeds from borrowings of RMB684.8 million.

Capital Expenditures

The Group made capital expenditures of RMB4.6 million, RMB1.8 million and RMB935.1 million (US$128.1 million) in 2022, 2023 and 2024, respectively. In these periods, such capital expenditures were mainly used for purchases of property and equipment and intangible assets and the purchases of mining machines. The Group will continue to make capital expenditures to meet the expected growth of its business.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2024 and any subsequent interim period primarily include its short-term loans, long-term debt obligations, capital commitment obligations, operating lease commitment obligations, as well as capital expenditures and repurchase of shares. See “—Capital Expenditures” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

We intend to fund the Group’s existing and future material cash requirements with its existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. The Group will continue to make cash commitments, including capital expenditures, to support its business initiatives.

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2024:

	Payment due by period
			Less than			More than
	Total		1 Year	1 – 3 Years	3 – 5 Years	5 Years

	RMB	US$	RMB

	(in thousands)
Short-term debts*	124,584	17,068	124,584	—	—	—
Capital commitment obligations	922,032	126,318	922,032	—	—	—
Operating lease commitment obligations	52,477	7,189	10,330	18,695	19,819	3,633
Total	1,099,093	150,575	1,056,946	18,695	19,819	3,633

*The short-term debts do not have specific maturity but is marked in less than one year because the underlying loan can by repaid with prior written notice at the discretion of the borrower.

Off-Balance Sheet Arrangements

The Group has entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions facilitated. Under the arrangements with certain financial institutions, the Group is obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of December 31, 2024, deferred guarantee income and contingent risk assurance liabilities related to such arrangement were RMB43.0 million (US$5.9 million). As of December 31, 2024, the maximum potential undiscounted future payment the Group would be required to make was RMB820.5 million (US$112.4 million).

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

Holding Company Structure

Cango Inc. is a holding company with no material operations of its own. The Group conducts its operations primarily through its subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by its PRC subsidiary. If the existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s subsidiary, consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of the Group’s subsidiary, consolidated VIEs and their subsidiaries in China may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. The Group’s PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

Recent Accounting Pronouncements

Please see Note 2 to the Group’s consolidated financial statements included elsewhere in this annual report.

C.Research and Development

The Group has focused on and will continue to invest in its technology system, which is designed to optimize for scalability and flexibility.

The Group’s research and development expenses were RMB46.0 million, RMB30.1 million and RMB5.5 million (US$0.8 million) in 2022, 2023 and 2024, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. We believe critical accounting policies as disclosed herein reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition

The Company’s revenues are derived principally from (i) bitcoin mining income, (ii) automobile trading transaction, (iii) loan facilitation services and post-origination administrative services, (iv) finance lease services, (v) after-market services facilitation services, (vi) guarantee income and (viii) other income, which mainly includes vehicle management fees and storage service fees related to automobile trading transaction.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”), as applicable. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

Bitcoin mining income

The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash compensation, cryptocurrency, from the mining pool operator, which is a variable consideration based on the mining pool operator’s distribution mechanism, which is Full-Pay-Per-Share (“FPPS”). Under the FPPS distribution mechanism, the mining pool pays block rewards and transaction fees, less mining pool fees. The Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. For the applicable periods presented, the Company participated in Bitcoin mining to generate its mining revenues under the FPPS distribution mechanism.

FPPS Mining Pool

The Company participates in the mining pool that uses the FPPS distribution mechanism. The Company is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Company is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the bitcoin network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Company provides to the pool operator as a percent of the bitcoin network’s implied hash calculations as determined by the network difficulty, multiplied by the total bitcoin network block rewards expected to be generated for the same daily period.
●	The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the bitcoin blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the bitcoin network during the daily 24-hour period as a percent of the total block rewards the bitcoin network actually generated during the same 24-hour period, multiplied by the block rewards the Company earned for the same 24-hour period.

●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Company is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Company performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Company performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, the Company has the ability to estimate the variable consideration when the Company begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency at midnight UTC, on the date the Company provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Company receives is an aggregate amount and primarily includes the block rewards. As a result, the Company does not present disaggregated revenue information on block rewards and transaction fees.

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

Loan facilitation income and post-origination administrative services (“PAS”)

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2022, 2023 and 2024 was RMB23.4 million, RMB14.1 million and RMB4.0 million (US$0.6 million), respectively.

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

After-market services income

The Company provides after-market services to car buyers which mainly include three types of separate contracts, (i) insurance facilitation service, (ii) car recovery and disposal services, and (iii) collateral release intermediation service fee

For after-market insurance facilitation service, it mainly includes two types of contracts, one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. After-market insurance facilitation service income for personal accident insurance and automobile insurance is recognized at the point of time when facilitation services are completed. For anti-theft package services, the Company first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market service of anti-theft telematic devises installment.

For after-market car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the company delivers the relevant service.

For collateral release intermediation service fee, it mainly refers to intermediation service income generated from business partners by introducing the business partners to the car buyers, who may contract with and purchase collateral release service from the business partners. The transaction price is variable and determined as a percentage of the total service fee the business partners generate from the car buyers within a settlement period, typically 30 days. The revenue is recognized at the point of time when the service is delivered and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2024.

Name	Age	Position/Title
Xiaojun Zhang	53	Co-founder and chairman
Jiayuan Lin	56	Co-founder, director and chief executive officer
Yongyi Zhang	52	Chief financial officer and director
Zhipeng Song	40	Director
Chi Ming Lee	72	Independent director
Dongsheng Zhou	57	Independent director
Rong Liu	76	Independent director

Xiaojun Zhang is our co-founder and has served as our chairman since 2014. Mr. Zhang has also served as a chairman and general manager of Shanghai Chejia since 2016. Prior to co-founding our company, Mr. Zhang founded the first automotive financing company in China, the SAIC-GMAC Automotive Finance Co., Ltd., and served as its director and general manager from 2004 to 2013. From 1999 to 2004, Mr. Zhang served as a deputy general manager of Shanghai Automobile Group Finance Company. From 1992 and 1998, Mr. Zhang worked in the financial regulatory department of People’s Bank of China. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics in 1992, a master’s degree in business administration from Peking University in 2003 and took executive development courses at Harvard Business School in 2009 and 2018, thereby attaining alumni status.

Jiayuan Lin is our co-founder and has served as our director and chief executive officer since 2010. Prior to co-founding our company, Mr. Lin served as an assistant general manager of Shanghai Automobile Group Finance Company from 2007 to 2010, and was responsible for automotive finance management. From 2003 to 2007, Mr. Lin served as a director of the sales department of SAIC-GMAC Automotive Finance Co., Ltd. From 1997 to 2003, Mr. Lin worked in SAIC General Motors Corporation Limited as a manager of tax and insurance in the finance department and a manager of finance support in the marketing department. From 1991 to 1997, Mr. Lin worked in the finance department of Pudong branch of Bank of China, serving as deputy manager of the audit division and then deputy manager of the credit division. Mr. Lin received a bachelor’s degree in economics, with specialization in investment management, from Shanghai University of Finance and Economics in 1991. Mr. Lin took executive development courses at Harvard Business School in 2019, thereby attaining alumni status.

Yongyi Zhang has served as our chief financial officer since 2018 and director since 2018. Prior to joining our company, Mr. Zhang served as an executive director of Zhongde Securities Co., Ltd. from 2010 to 2018. From 2001 to 2010, Mr. Zhang served as a senior manager of China Galaxy Securities Co., Ltd. From 1997 to 2001, Mr. Zhang served as a deputy manager of Shanghai Stock Exchange. From 1995 to 1997, Mr. Zhang served as an auditor of Arthur Anderson (Shanghai Office). Mr. Zhang received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 1995. Mr. Zhang took executive development courses at Harvard Business School in 2019, thereby attaining alumni status.

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

Dongsheng Zhou has served as our director since July 25, 2018. Dr. Zhou is a professor of marketing at China Europe International Business School, where he has worked since 2002. From 2006 to 2017, Dr. Zhou has served as the academic co-chair of SEPC, a joint executive training program with China Europe International Business School, Harvard Business School and the School of Economics and Management at Tsinghua University. From 2007 to 2012, Dr. Zhou served as the associate dean in charge of the alumni relationships of China Europe International Business School. From 1997 to 2002, Dr. Zhou served as an assistant professor and associate professor in the school of marketing at the City University of Hong Kong. Dr. Zhou received a bachelor’s degree in science from the University of Science and Technology of China in 1990 and a doctor of philosophy degree from the faculty of commerce and business administration at the University of British Columbia in 1997.

Rong Liu has served as our director since July 2019. Mr. Liu has decades of experience in the automotive industry. He served as a deputy chief accountant of the finance department of SAIC Group Co., Ltd. from December 2004 to May 2013. From March 2004 to December 2004, he served as a deputy chief accountant and manager of the finance department of Shanghai Automotive Industry Corporation (Group) Corp. From April 1990 to March 2004, he served as a manager assistant and deputy manager of Shanghai Automotive Industry Corporation (Group) Corp. He currently serves as an independent director at Kuangda Technology Group Co., Ltd., Shanghai Jingzhi Industrial Co., Ltd, Shanghai Lianming Machinery Co., Ltd. and Hubei Shengtong Technology Co., Ltd. In 1999, Mr. Liu completed a graduate program in international economy at China Eastern Normal University.

The business address for all of our executive officers and directors is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.

B.Compensation

Compensation

In 2024, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB67.9 million (US$9.3 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

As of February 28, 2025, options to purchase 28,559,344 Class A ordinary shares were outstanding under the share incentive plan. Certain options previously granted were subsequently forfeited pursuant to the terms of the share incentive plan.

The table below summarizes outstanding options held by our directors and executive officers as of February 28, 2025 under the share incentive plan.

		Ordinary Shares
		Underlying	Option Exercise		Option
Name	Position	Option Awards	Price (US$)**	Grant Date	Expiration Date
Xiaojun Zhang	Chairman	1,667,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,895,130	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
		28,000	0.2951	August 1, 2022	July 31, 2032
		12,906	0.2951	December 23, 2024	December 22, 2034
Jiayuan Lin	Chief executive officer and director	1,688,000	0.2951	May 25, 2018	May 24, 2028
		1,670,732	0.2951	February 15, 2019	February 14, 2029
		1,992,630	0.2951	October 15, 2020	October 14, 2030
		2,506,098	0.2951	May 1, 2021	April 30, 2031
		1,672,034	0.2951	January 2, 2025	January 2, 2035
Yongyi Zhang	Chief financial officer and director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031
Zhipeng Song	Director	*	0.2951	May 25, 2018	May 24, 2028
		*	0.2951	February 15, 2019	February 14, 2029
		*	0.2951	October 15, 2020	October 14, 2030
		*	0.2951	May 1, 2021	April 30, 2031
*	The shares underlying the outstanding options held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
**	The option exercise price has been adjusted to US$0.2951 due to the payments of cash dividends to our shareholders.

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

C.Board Practices

Our board of directors consisted of seven directors as of December 31, 2024. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering. Each of our directors will hold office until his or her successor is elected or appointed or his or her office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

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

D.Employees

As of December 31, 2022, 2023 and 2024, the Group had a total of 827, 632 and 217 employees, respectively. The decrease in the Group’s employees in 2024 was primarily due to the organizational restructuring for business transitions. The following table sets forth the breakdown of the Group’s employees as of December 31, 2024 by function:

	Number of
Function	Employees	% of Total
Sales and marketing	13	6.0
Operations	42	19.4
Risk management	71	32.7
General administration	76	35.0
Research and development	15	6.9
Total	217	100.0

As of December 31, 2024, 150 of the Group’s employees were based in Shanghai. The rest of the employees were based in other cities across China.

We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team. The Group plans to hire additional experienced and talented employees to assist the development of the Group’s new business.

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

As of February 28, 2025, the total number of ordinary shares outstanding is 207,576,228, comprising 134,597,551 Class A ordinary shares and 72,978,677 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			Percentage
			of total	Percentage
	Class A	Class B	outstanding	of aggregate
	ordinary shares	ordinary shares	ordinary shares	voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	13,139,342	38,275,787	23.3	48.4
Jiayuan Lin(2)	17,613,341	34,702,890	23.5	44.2
Yongyi Zhang	***	—	***	***
Zhipeng Song	***	—	***	***
Chi Ming Lee	—	—	—	—
Dongsheng Zhou	—	—	—	—
Rong Liu	—	—	—	—
Directors and Executive Officers as a Group	31,974,956	72,978,677	44.3	91.9
Principal Shareholders:
Lin Entities(3)	2,730,370	34,702,890	18.0	43.7
Eagle Central Holding Limited(4)	—	38,275,787	18.4	48.0
Tencent Mobility Limited(5)	21,171,534	—	10.2	1.3
Xiaomeng Tong(6)	23,635,636	—	11.4	1.5
*	The business address for our directors and executive officers is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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

***	Less than 1% of our total outstanding shares.
(1)	Represents (i) 38,275,787 Class B ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central, and (ii) 13,139,342 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire upon exercise of the options within 60 days. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 4 below.
(2)	Represents (i) 1 Class A ordinary share that is held by Medway Brilliant Holding Limited, or Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise Limited, or Traveler Enterprise, (iii) 2,730,370 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise, and (iv) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire upon exercise of the options within 60 days. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Traveler Enterprise is a limited liability company established in the British Virgin Island. Mr. Jiayuan Lin is the beneficial owner of the shares held by Medway Brilliant and Traveler Enterprise in our company. Medway Brilliant and Traveler Enterprise are further described in footnote 3 below.

(3)	Represents (i) 1 Class A ordinary share that is held by Medway Brilliant, (ii) 34,702,890 Class B ordinary shares that are held by Traveler Enterprise, and (iii) 2,730,370 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Traveler Enterprise is a limited liability company established in the British Virgin Islands. Traveler Enterprise is controlled by Traveler Trust, a trust established under the laws of Guernsey. Mr. Jiayuan Lin is the settlor of Traveler Trust, and Mr. Lin and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in our company. The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Represents 21,171,534 Class A ordinary shares in the form of ADSs that are beneficially owned by Tencent Mobility Limited. Information regarding beneficial ownership is based on the information contained in the Amendment No. 2 to the Schedule 13G reported as of December 31, 2024 and filed on February 10, 2025. Tencent Mobility Limited is a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.
(6)	Represents 23,635,636 Class A ordinary shares held by Galactic Gain Limited in the form of ADSs. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Amendment No. 2 to the Schedule 13G filed on February 11, 2025. Galactic Gain Limited is an exempted company incorporated under the laws of the Cayman Islands. Boyu Capital Fund III, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Galactic Gain Limited. Boyu Capital General Partner III, L.P., a limited partnership organized under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund III, L.P. Boyu Capital General Partner III, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner III, Ltd. Boyu Group, LLC, a limited liability company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital Group Holdings Ltd. XYXY Holdings Ltd., a company incorporated under the laws of the British Virgin Islands, is the controlling shareholder of Boyu Group, LLC. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. The amended and restated voting agreement provides that they shall reach a consensus before exercising their voting rights with respect to our shares. As of February 28, 2025, the co-founders collectively exercised 91.7% of the aggregate voting power of our issued and outstanding share capital.

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

In the year ended December 31, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered.

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

Legal and Administrative Proceedings

In normal business operations, the Company may be involved in legal proceedings filed by its employees, customers, and service providers against the Company related to disputes on various arrangements. For example, in 2024 the Company was involved in a legal dispute with a customer regarding allegations related to the delivery of vehicles in an automobile trading business arrangement, from which the customer sought damages of approximately RMB24 million. Based on the current legal assessment, the Company has recorded the entire amount of approximately RMB24 million as contingent liability.

Though we believe that the abovementioned dispute will not have a material and adverse effect on our business, financial condition and results of operations, and we are currently not a party to any material legal or administrative proceedings, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulation Related to Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a passive foreign investment company, or a PFIC, for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC in the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. However, based on the composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for 2024. In addition, we may be classified as a PFIC in the current and future taxable years.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In particular, our PFIC status may change due to the expansion of our operations into the crypto mining business. However, the treatment of the income and assets associated with the crypto mining business is not entirely clear, and therefore there can be no assurance that we will not be treated as a PFIC in 2025 and future taxable years.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

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

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2024. In addition, we may be classified as a PFIC in the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A substantial portion of the Group’s revenues and expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had foreign exchange gain of RMB5.9 million, RMB1.1 million and RMB1.7 million (US$0.2 million) in 2022, 2023 and 2024, respectively.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. We did not have any such foreign currency forward contracts outstanding as of December 31, 2022, 2023 and 2024.

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

Interest Rate Risk

We may be exposed to material interest rate risks due to changes in market interest rates for the master loan agreement we entered into with Antalpha in November 2024 with floating rate currently at 7.5% and capped at 10%, and we have not used any derivative financial instruments to manage our interest risk exposure. Therefore, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For 2024, the depositary shared with us US$0.6 million, after deduction of applicable U.S. taxes

PART II.

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

As of December 31, 2024, we had used approximately US$62.2 million of the net proceeds received from our initial public offering to satisfy working capital needs.

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, MaloneBailey, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY, our independent public accountant before November 18, 2024 and MaloneBailey, our independent public accountant after November 18, 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2023	2024

	(In thousands of US dollars)
Audit Fees(1)	873	1,232
Tax Fees	—	—
All Other Fees	—	—
Total	873	1,232
(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of annual financial statements and agreed upon procedures on our quarterly financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2024. In 2024, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

				Total	Approximate
				Number of ADSs	Dollar Value of
				Purchased as	ADSs that May
	Total Number of			Part of Publicly	Yet Be Purchased
	ADSs	Average Price		Announced Plans	Under the Plans
Period	Purchased(1)	Paid per ADS(2)		or Programs(3)	or Programs(3)
January 2024	4,125,102	US$	2.42	4,125,102	US$6.38 million
February 2024	277,247	US$	1.43	277,247	US$5.98 million
March 2024	240,695	US$	1.57	240,695	US$5.60 million
April 2024	149,304	US$	1.50	149,304	US$55.38 million
May 2024	318,066	US$	1.62	318,066	US$49.49 million
June 2024	241,777	US$	1.73	241,777	US$49.07 million
July 2024	181,335	US$	1.94	181,335	US$48.72 million
August 2024	100,380	US$	1.85	100,380	US$48.53 million
September 2024	112,290	US$	1.70	112,290	US$48.34 million
Total	5,746,196	US$	2.20	5,746,196	US$48.34 million
(1)	All of our ADSs purchased were pursuant to publicly announced plans or programs.
(2)	Each of our ADSs represents two Class A ordinary shares.
(3)	We announced a share repurchase program in April 2023, under which we were approved to repurchase up to US$50 million worth of our outstanding ADSs and Class A ordinary shares through April 24, 2024. The repurchases were made through open market transactions and privately negotiated transactions in accordance with applicable rules and regulations. We announced another share repurchase program in April 2024, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from April 25, 2024. The repurchases may be effected, through various means, including open market transactions, privately negotiated transactions, block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases are effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as applicable. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Group’s working capital requirements and general business conditions.

In March 2025, we announced a new share repurchase program (the “New Share Repurchase Program”) under which we may repurchase up to US$30 million worth of our outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from April 25, 2025. Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions. Our board of directors will review the New Share Repurchase Program periodically and may authorize adjustments to its terms and size. We plan to fund the repurchases from our existing cash balance.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2024, we announced the appointment of MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm to provide audit services on the fair presentation of the Company’s consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, effective on November 18, 2024.

MaloneBailey succeeds Ernst & Young Hua Ming LLP (“EY”), which was the independent auditor providing audit services to the Company. The change of the Company’s independent auditor was made after careful consideration and was approved by the audit committee and the board of directors of the Company. The decision to change the auditor of the Company was not as a result of any disagreement between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2022 and 2023, and during the subsequent period through November 18, 2024, there have been no (i) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such years, or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

We provided EY with a copy of the above disclosure and requested that EY furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of the EY letter is attached as Exhibit 15.3 to this Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2023, and the subsequent period prior to the Company’s engagement of MaloneBailey, neither the Company nor anyone acting on its behalf consulted MaloneBailey with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees, advisors and other person or entity that meet the definition of “Insider” in our insider trading policy. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K.Cybersecurity

Risk Management and Strategy

The Group has adopted a comprehensive risk management system to manage various risks that it faces, including financial risks, operational risks, compliance risks and cybersecurity risks. In particular, cybersecurity risk management is a core component of the Group’s overall risk management framework. The Group has engaged independent registered public accounting firm to conduct independent audits on the Group’s compliance with the internal control requirements under the Sarbanes-Oxley Act of 2002, and IT general controls (ITGC) is an important part of it. ITGC audits and consultancy cover cybersecurity, including information technology governance, information security (network and data security), access controls, system change management and operation maintenance management. The Group has established an array of risk management procedures to identify, assess and manage such risks, primarily consisting of (i) preventive measures such as cybersecurity management policy and personal information protection policy, among others, to prevent cybersecurity incidents and (ii) remediation measures such as personal information incidents response plan and cybersecurity incident response plan, among others, to remediate cybersecurity incidents.

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

Risks from Cybersecurity Threats

The Group faces risks associated with cybersecurity threats in carrying out its business operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Automotive Business—Any significant disruption in the Group’s IT systems, including events beyond control, could prevent the offering of solutions and services through Cango platform or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants”; “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business Operations—Technology is a critical aspect in the efficient operation of the Group’s business, and if any of the Group’s systems contain undetected errors, or if the Group fails to effectively implement technology initiatives or anticipate future technology needs or demands, the Group’s operations may be materially and adversely affected”; “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Automotive Business—If the Group is unable to safeguard the security of the confidential information of car buyers, dealers or third parties it collaborates with and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected”; and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Crypto Mining Business—Security threats to our crypto mining business could result in a loss of our crypto assets collateralized, or damage to our reputation and our brand, each of which could adversely affect an investment in our securities.”

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

In 2024, the Group was not subject to material fines or penalties in connection with cybersecurity, and there were no material cybersecurity incidents arising from cybersecurity or personal data protection.

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

4.5†

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

4.9*†	English translation of the Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Yungu

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

4.13†

Cooperation Agreement on Automobile Finance Business, dated April 30, 2020, between WeBank and Shanghai Cango (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.14†

Automobile Finance Guarantee Contract, dated January 25, 2021, among WeBank, Shanghai Cango and Cango Financing Guarantee Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

Exhibit Number	Description of Document
4.15†

Automobile Finance Project Cooperation Agreement, dated March 24, 2020, among Shanghai Cango, Chongqing Wantang Information Technology Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.16†

Automobile Finance Project Counter-guarantee Agreement, dated March 24, 2020, between Cango Financing Guarantee Co., Ltd. and MYbank (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.17†

Personal Consumer Loan Business Cooperation Agreement, dated July 31, 2018, among Puxi Branch of Bank of Shanghai Co., Ltd., Shanghai Chejia and Shanghai Cango (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 27, 2021)

4.18

Financial Support Undertaking Letter issued by the Registrant to Shanghai Yungu (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2023)

4.19†

On-rack Sales and Purchase Agreement between Cango Inc. (“Purchaser”) and Persons Listed in Section 1 of Appendix A therein (“Sellers”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.20†

English Translation of Business Agreement between Cango Inc. and Northstar Management (HK) Limited, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.3 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.21†

Framework Agreement for Service and Procurement between Bitmain Technologies Georgia Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.4 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.22†

Framework Agreement for Service and Procurement between Bitmain Development Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.5 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.23†

Service Framework Agreement between Cango Inc. and Bitmain Development Limited, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.6 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.24*†	Master Loan Agreement between Antalpha Digital Pte. Ltd. and Cango Group Limited, dated November 11, 2024

4.25†

Amendment No.1 to the Sales and Purchase Agreement between Golden TechGen Limited and Cango Inc., dated March 25, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on March 26, 2025)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

11.2*	Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of Cango Inc.

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

Exhibit Number	Description of Document
15.2*	Consent of MaloneBailey, LLP

15.3*	Consent of Ernst & Young Hua Ming LLP

97.1

Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2024

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
†

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[REDACTED] or [Redacted]”) or leaving such portions blank because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANGO INC.

By	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: March 27, 2025

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cango Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Cango Inc. (the “Company”) as of December 31, 2024, the related consolidated statement of comprehensive income, shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Bitcoin Mining Income – Refer to Notes 2 to the financial statements

The Company provides hash calculation services to a third-party mining pool operator (the “mining pool”) in exchange for bitcoin rewards, which are non-cash considerations. The Company recognizes bitcoin mining income as it fulfills its performance obligation over time by providing hash calculation services to the mining pool. The service proceeds are variable considerations determined by a contractual formula. Bitcoin mining income consists of block rewards and transaction fees, net of the mining pool fees charged by the mining pool operator. For the year ended December 31, 2024, total bitcoin mining income was approximately RMB653 million.

We identified the auditing of bitcoin mining income as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes the significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.

The primary procedures we performed to address this critical audit matter included:

•Evaluated the design and operating effectiveness of controls over financial reporting relevant to the bitcoin mining income;

•Performed a site visit of the facility where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;

•Evaluated management’s rationale for the application of ASC 606 to account for its bitcoin mining income, which included evaluating the contract between the Company and the mining pool operator;

•Evaluated and tested management’s rationale and supporting documentation associated with the recognition of cryptocurrency awards earned, including recalculating the bitcoin mining income recognized according to the calculation formula prescribed in the contractual payout method using the hashrate provided to the mining pool operator and independently obtained blockchain inputs and bitcoin prices, and confirming with the mining pool operator the significant contractual terms used in the determination of mining revenue and total mining revenue earned by the Company;

•Performed analytical procedures to predict the hashrate provided to the mining pool operator and evaluated the reliability and relevance of hashrate information from the mining pool operator;

•Compared the wallet records related to the bitcoin mining income received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains; and

•Evaluated management’s disclosures of its bitcoin mining income in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Houston, Texas

March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

April 26, 2024

except for Note 2.28, as to which the date is

March 27, 2025

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2023	2024
	Notes	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,020,604,191	1,289,629,981	176,678,583
Restricted cash - current - bank deposits held for short-term investments		1,670,006,785	—	—
Restricted cash - current – others		14,334,937	10,813,746	1,481,477
Short-term investments, net	3	635,070,394	1,231,171,751	168,669,838
Accounts receivable, net	4	64,791,709	22,991,951	3,149,884
Finance lease receivables - current, net of allowance of RMB9,970,622 and RMB4,248,857 (US$582,091) as of December 31, 2023 and 2024, respectively	5	200,459,435	20,685,475	2,833,898
Financing receivables, net of allowance of RMB57,971,477 and RMB10,654,622 (US$1,459,677) as of December 31, 2023 and 2024, respectively	6	29,522,035	5,685,096	778,855
Short-term contract asset, net		170,623,200	33,719,944	4,619,613
Prepayments and other current assets, net of allowance of RMB114,122,430 and RMB90,810,030 (US$12,440,923) as of December 31, 2023 and 2024, respectively	7	78,606,808	226,352,004	31,010,097
Receivable for bitcoin collateral, net of allowance of RMB nil and RMB 2,204,434 (US$302,006) as of December 31, 2023 and 2024, respectively	8	—	617,057,765	84,536,567
Total current assets		3,884,019,494	3,458,107,713	473,758,812
Non-current assets:
Restricted cash - non-current		583,380,417	287,425,602	39,377,146
Mining machines, net	9	—	1,772,319,041	242,806,713
Property and equipment, net	10	8,239,037	6,634,509	908,924
Intangible assets, net	11	48,373,192	47,425,617	6,497,283
Long-term contract asset, net		36,310,769	17,551,040	2,404,483
Finance lease receivables - non-current, net of allowance of RMB2,730,769 and RMB260,848 (US$35,736) as of December 31, 2023 and 2024, respectively.	5	36,426,617	9,309,227	1,275,359
Operating lease right-of-use assets, net		47,154,944	40,788,977	5,588,067
Other non-current assets, net	12	4,705,544	329,761,833	45,177,186
Total non-current assets		764,590,520	2,511,215,846	344,035,161
TOTAL ASSETS		4,648,610,014	5,969,323,559	817,793,973

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2023	2024
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the Company of RMB454,773,564 and RMB 139,141,931 (US$19,062,366) as of December 31, 2023 and 2024, respectively):

Short-term debts (including short-term debts of the consolidated VIEs without recourse to the Company of RMB39,071,500 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	13	39,071,500	124,584,293	17,067,978
Long-term debts – current (including long-term debts – current of the consolidated VIEs without recourse to the Company of RMB926,237 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	13	926,237	—	—
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB6,932,332 and RMB6,596,826 (US$903,761) as of December 31, 2023 and 2024, respectively)	16	7,603,380	7,912,420	1,083,997
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB196,282,964 and RMB89,549,762 (US$12,268,267) as of December 31, 2023 and 2024, respectively)	14	206,877,626	1,348,300,779	184,716,449
Deferred guarantee income (including deferred guarantee income of the consolidated VIEs without recourse to the Company of RMB86,218,888 and RMB11,787,712 (US$1,614,910) as of December 31, 2023 and 2024, respectively)	15	86,218,888	11,787,712	1,614,910
Contingent risk assurance liabilities (including contingent risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB125,140,991 and RMB31,190,425 (US$4,273,071) as of December 31, 2023 and 2024, respectively)	15	125,140,991	31,190,425	4,273,071
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB200,652 and RMB17,206 (US$2,357) as of December 31, 2023 and 2024, respectively)		311,904,279	311,130,341	42,624,682
Total current liabilities		777,742,901	1,834,905,970	251,381,087

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the Company of RMB53,849,261 and RMB47,787,710 (US$6,546,889) as of December 31, 2023 and 2024, respectively):

Long-term debts (including long-term debts of the consolidated VIEs without recourse to the Company of RMB712,023 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	13	712,023	—	—
Deferred tax liability (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB10,724,126 and RMB10,724,126 (US$1,469,199) as of December 31, 2023 and 2024, respectively)	20	10,724,133	10,724,133	1,469,200
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB42,187,077 and RMB37,044,466 (US$5,075,071) as of December 31, 2023 and 2024, respectively)	16	42,228,435	37,044,466	5,075,071
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB226,035 and RMB19,118 (US$2,619) as of December 31, 2023 and 2024, respectively)		226,035	19,118	2,619
Total non-current liabilities		53,890,626	47,787,717	6,546,890
Total liabilities		831,633,527	1,882,693,687	257,927,977
Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2023	2024
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2023 and 2024, respectively; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023; 222,055,327 shares issued and 134,586,659 shares outstanding as of December 31, 2024)	25	154,483	149,310	20,455
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2023 and 2024, respectively; 72,978,677 shares issued and outstanding as of December 31, 2023; 72,978,677 shares issued and outstanding as of December 31, 2024)	25	49,777	49,777	6,819
Treasury shares	26	(773,130,748)	(756,517,941)	(103,642,533)
Additional paid-in capital		4,813,679,585	4,725,877,432	647,442,554
Accumulated other comprehensive income		111,849,166	152,882,024	20,944,751
Accumulated deficit		(335,625,776)	(35,810,730)	(4,906,050)
Total Cango Inc.’s equity		3,816,976,487	4,086,629,872	559,865,996
Total shareholders’ equity		3,816,976,487	4,086,629,872	559,865,996
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,648,610,014	5,969,323,559	817,793,973

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2022	2023	2024
	Notes	RMB	RMB	RMB	US$
Revenues
Bitcoin mining income		—	—	652,986,472	89,458,780
Automobile trading income		1,596,306,698	1,309,633,693	6,285,166	861,064
Loan facilitation income and other related income		146,428,758	19,962,063	15,776,386	2,161,356
Guarantee income	15	—	212,121,156	74,431,176	10,197,029
Leasing income		155,522,046	57,430,571	11,534,923	1,580,278
After-market services income		71,456,769	65,388,466	41,227,512	5,648,146
Others		10,739,190	37,382,792	2,246,912	307,826
Total Revenues		1,980,453,461	1,701,918,741	804,488,547	110,214,479
Operating cost and expenses
Cost of revenue	17	1,830,089,773	1,511,863,115	629,379,550	86,224,645
Sales and marketing		132,779,488	38,921,589	13,099,320	1,794,599
General and administrative		299,545,363	156,966,463	250,164,109	34,272,342
Research and development		45,958,842	30,114,175	5,467,033	748,980
Net loss (gain) on contingent risk assurance liabilities	15	—	25,631,610	(27,801,042)	(3,808,727)
Net loss on risk assurance liabilities		299,863,403	—	—	—
Provision (net recovery on provision) for credit losses		319,359,716	(136,485,155)	(269,865,102)	(36,971,367)
Impairment loss from goodwill		—	148,657,971	—	—
Loss from changes in fair value of receivable for bitcoin collateral		—	—	25,150,893	3,445,658
Total operating cost and expense		2,927,596,585	1,775,669,768	625,594,761	85,706,130
Income (loss) from operations		(947,143,124)	(73,751,027)	178,893,786	24,508,349
Interest income		43,732,652	79,164,929	106,317,885	14,565,491
Net investment income (loss)	18	(9,810,585)	24,093,019	8,788,576	1,204,030
Interest expense		(16,809,263)	(4,099,783)	(659,217)	(90,312)
Foreign exchange gain, net		5,918,231	1,099,229	1,650,777	226,156
Other income	19	52,066,718	30,701,851	8,261,705	1,131,849
Other expenses		(2,465,972)	(1,624,789)	(2,116,893)	(290,013)
Net income (loss) before income taxes		(874,511,343)	55,583,429	301,136,619	41,255,550
Income tax expenses	20	(236,696,540)	(93,456,703)	(1,321,573)	(181,055)
Net income (loss)		(1,111,207,883)	(37,873,274)	299,815,046	41,074,495
Net income (loss) attributable to Cango Inc.’s shareholders		(1,111,207,883)	(37,873,274)	299,815,046	41,074,495

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2022	2023	2024
	Notes	RMB	RMB	RMB	US$
(Losses) earnings per Class A and Class B ordinary share:
Basic	21	(4.05)	(0.16)	1.44	0.20
Diluted	21	(4.05)	(0.16)	1.29	0.18
(Losses) earnings per ADS (2 ordinary shares equal 1 ADS):
Basic	21	(8.11)	(0.31)	2.88	0.39
Diluted	21	(8.11)	(0.31)	2.57	0.35
Weighted average shares used to compute (losses) earnings per Class A and Class B share:
Basic	21	274,084,890	243,048,785	208,197,617	208,197,617
Diluted	21	274,084,890	243,048,785	233,032,722	233,032,722
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment		253,877,012	45,489,264	41,032,858	5,621,478
Total comprehensive (loss) income, net of tax		(857,330,871)	7,615,990	340,847,904	46,695,973
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders		(857,330,871)	7,615,990	340,847,904	46,695,973

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	Retained
	Ordinary Shares			Additional	other	earnings	Total	Total
	Number of		Treasury	paid-in	comprehensive	(Accumulated	Cango Inc.’s	shareholders’
	Shares	Amount	shares	capital	(loss) income	deficit)	equity	equity
Balance at January 1, 2022	279,485,132	204,260	(485,263,213)	4,671,769,821	(187,517,110)	2,991,373,063	6,990,566,821	6,990,566,821
Repurchase of ordinary shares	(11,718,250)	—	(105,835,309)	—	—	—	(105,835,309)	(105,835,309)
Exercise of share options	1,817,288	—	32,093,306	(25,051,869)	—	—	7,041,437	7,041,437
Share-based compensation (note 23)	—	—	—	158,522,520	—	—	158,522,520	158,522,520
Net loss	—	—	—	—	—	(1,111,207,883)	(1,111,207,883)	(1,111,207,883)
Other comprehensive loss	—	—	—	—	253,877,012	—	253,877,012	253,877,012
Dividends to shareholders	—	—	—	—	—	(1,871,055,593)	(1,871,055,593)	(1,871,055,593)
Balance at December 31, 2022	269,584,170	204,260	(559,005,216)	4,805,240,472	66,359,902	9,109,587	4,321,909,005	4,321,909,005

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.
	Class A and Class B				Accumulated	Retained
	Ordinary Shares			Additional	other	earnings	Total	Total
	Number of		Treasury	paid-in	comprehensive	(Accumulated	Cango Inc.’s	shareholders’
	Shares	Amount	shares	capital	(loss) income	deficit)	equity	equity
Balance at December 31, 2022	269,584,170	204,260	(559,005,216)	4,805,240,472	66,359,902	9,109,587	4,321,909,005	4,321,909,005
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(306,862,089)	(306,862,089)	(306,862,089)
Repurchase of ordinary shares	(53,034,002)	—	(246,882,138)	—	—	—	(246,882,138)	(246,882,138)
Exercise of share options	1,285,640	—	32,756,606	(30,051,400)	—	—	2,705,206	2,705,206
Share-based compensation (note 23)	—	—	—	38,490,513	—	—	38,490,513	38,490,513
Net loss	—	—	—	—	—	(37,873,274)	(37,873,274)	(37,873,274)
Other comprehensive income	—	—	—	—	45,489,264	—	45,489,264	45,489,264
Balance at December 31, 2023	217,835,808	204,260	(773,130,748)	4,813,679,585	111,849,166	(335,625,776)	3,816,976,487	3,816,976,487
Repurchase of ordinary shares	(11,492,392)	—	(90,913,003)	—	—	—	(90,913,003)	(90,913,003)
Retirement of ordinary shares		(5,173)	69,905,215	(69,900,042)	—	—	—	—
Exercise of share options	1,221,920	—	37,620,595	(35,016,854)	—	—	2,603,741	2,603,741
Share-based compensation (note 23)	—	—	—	17,114,743	—	—	17,114,743	17,114,743
Net Income	—	—	—	—	—	299,815,046	299,815,046	299,815,046
Other comprehensive income	—	—	—	—	41,032,858	—	41,032,858	41,032,858
Balance at December 31, 2024	207,565,336	199,087	(756,517,941)	4,725,877,432	152,882,024	(35,810,730)	4,086,629,872	4,086,629,872
Balance as of December 31, 2024, in US$		27,274	(103,642,533)	647,442,554	20,944,751	(4,906,050)	559,865,996	559,865,996

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(1,111,207,883)	(37,873,274)	299,815,046	41,074,495
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bitcoin mining income	—	—	(652,986,472)	(89,458,780)
Depreciation and amortization	6,740,027	7,860,269	87,175,131	11,942,944
Amortization of lease right-of-use assets	10,750,177	10,784,256	8,908,802	1,220,501
Share-based compensation expense	158,522,520	38,490,513	17,114,743	2,344,710
Loss on risk assurance liabilities	299,863,403	—	—	—
Net loss (gain) on contingent risk assurance liabilities	—	25,631,610	(27,801,042)	(3,808,727)
Provision (net recovery on provision) for credit losses	319,359,716	(136,485,155)	(269,865,102)	(36,971,367)
Impairment loss from goodwill	—	148,657,971	—	—
Impairment loss from inventory	—	1,112,890	—	—
Interest income, net	—	—	—	—
Guarantee income	—	(212,121,156)	(74,431,176)	(10,197,029)
Net loss on derivative instruments	1,162,556	—	—	—
Net investment loss (income)	15,331,464	49,125	(8,788,576)	(1,204,030)
Loss from change in fair value of receivable for bitcoin collateral	—	—	25,150,893	3,445,658
Loss (gain) on disposal of property and equipment	228,463	(372,889)	191,666	26,258
Foreign exchange gain, net	(5,918,231)	(1,099,229)	(1,650,777)	(226,156)
Deferred income tax (benefit) expense	371,325,673	89,534,883	—	—
Changes in operating assets and liabilities:
Accounts receivable	(43,292,555)	201,988,722	53,837,529	7,375,711
Financing receivables	(277,894,354)	264,739,425	244,035,732	33,432,758
Contract assets	651,550,665	466,848,191	155,698,135	21,330,557
Operating lease right-of-use assets	(91,476,934)	22,787,557	—	—
Other current and non-current assets	(370,316,107)	1,164,481,183	(471,778,030)	(64,633,325)
Risk assurance liabilities	(596,582,896)	—	—	—
Deferred guarantee income	—	34,006	—	—
Contingent risk assurance liabilities	—	(306,894,746)	(66,149,524)	(9,062,448)
Short-term and long-term operating lease liabilities	86,446,281	(36,614,466)	(7,417,764)	(1,016,230)
Accrued expenses, other current liabilities, and other non-current liabilities	8,022,963	(685,513,226)	378,737,811	51,886,867
Net cash provided by (used in) operating activities	(567,385,052)	1,026,026,460	(310,202,975)	(42,497,633)
Cash flows from investing activities:
Repayments of finance lease receivables	1,408,147,460	822,008,245	220,830,534	30,253,660
Origination of finance lease receivables	(75,819,047)	—	—	—
Purchase of held-to-maturity investment	(3,934,700,190)	(4,805,030,501)	(5,658,086,925)	(775,154,731)
Maturities of held-to-maturity investment	4,353,760,611	5,541,620,387	5,107,112,585	699,671,555
Proceeds from redemption of other short-term investments, net	212,638,848	567,191,889	9,042,358	1,238,798
Disposal of property and equipment	123,354	692,889	—	—
Purchases of property and equipment and intangible assets	(4,622,233)	(1,784,632)	(582,357)	(79,783)
Purchases of mining machines	—	—	(928,199,648)	(127,162,830)
Net cash provided by (used in) investing activities	1,959,528,803	2,124,698,277	(1,249,883,453)	(171,233,331)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment to repurchase treasury shares	(105,835,309)	(246,882,138)	(90,913,003)	(12,455,030)
Proceeds from borrowings	684,819,308	228,081,410	—	—
Proceeds from exercise of share options	7,041,437	2,705,206	2,603,741	356,711
Repayment of borrowings	(1,705,178,591)	(1,177,683,477)	(39,071,500)	(5,352,774)
Distribution to shareholders	(1,871,055,593)	—	—	—
Net cash used in financing activities	(2,990,208,748)	(1,193,778,999)	(127,380,762)	(17,451,093)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	270,267,366	48,897,458	(12,989,811)	(1,779,597)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,327,797,631)	2,005,843,196	(1,700,457,001)	(232,961,654)
Cash, cash equivalents and restricted cash at beginning of the year	2,610,280,765	1,282,483,134	3,288,326,330	450,498,860
Cash, cash equivalents and restricted cash at the end of the year	1,282,483,134	3,288,326,330	1,587,869,329	217,537,206
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	378,917,318	1,020,604,191	1,289,629,981	176,678,583
Restricted cash – current - bank deposits held for short-term investments	—	1,670,006,785	—	—
Restricted cash – current - others	152,688,510	14,334,937	10,813,746	1,481,477
Restricted cash – non-current	750,877,306	583,380,417	287,425,602	39,377,146
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,282,483,134	3,288,326,330	1,587,869,329	217,537,206
Supplemental disclosures of cash flow information:
Cash paid for income taxes	33,818,292	7,844,174	2,646,196	362,527
Cash paid for interest	83,133,433	17,116,510	—	—
Non-cash investing and financing transactions
Liabilities assumed in connection with purchase of mining machines	—	—	922,032,248	126,317,900
Cancellation of treasury shares	—	—	69,900,042	9,576,266
Short-term debt received in the form of cryptocurrencies	—	—	124,584,293	17,067,978
Operating lease right-of-use asset obtained in exchange for operating lease liability	5,068,377	512,608	2,839,604	389,024
Operating lease right-of-use asset released in exchange for operating lease liability	2,023,201	23,300,165	266,929	36,569

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.ORGANIZATION

Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entities (“VIEs”), and subsidiaries of the VIEs, are principally engaged in bitcoin mining business, and the automobile trading transaction, automotive financing facilitation, and aftermarket service facilitation businesses (collectively, the “automobile and related businesses”). The Company conducts the bitcoin mining business mainly through its subsidiaries, and the automobile and related businesses are primarily conducted through the Company’s VIEs and the subsidiaries of the VIEs.

As of December 31, 2024, the Company effectively controls a number of VIEs through the Primary Beneficiaries, as defined below.

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding and primarily engaged in bitcoin business
Express Group Development Limited (“Express Limited”)	June 30, 2016	HK	100%	Investment holding
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding

VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	Nil	Provision of automotive financing facilitation, automobile trading transaction and aftermarket service facilitation.
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”)	March 15, 2022	PRC	Nil	Provision of automobile trading transaction.

On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”). On September 30, 2022, Shanghai Yungu signed a series of contractual agreements with Cangulong and its nominee shareholders. As of December 31, 2024 and during the year of 2024, business operation performed through Shanghai Yungu was not material. The summary of VIE agreements related to Shanghai Cango (the “VIE”) is listed below.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

	As of December 31,
	2023	2024
	RMB	RMB	US$
Cash and cash equivalents	293,424,298	627,298,083	85,939,485
Other current assets	2,252,537,952	2,297,544,194	314,762,264
Total current assets	2,545,962,250	2,924,842,277	400,701,749
Finance lease receivables—non-current	36,426,617	9,309,227	1,275,359
Other non-current assets	727,442,480	402,034,978	55,078,566
Total non-current assets	763,869,097	411,344,205	56,353,925
Total assets	3,309,831,347	3,336,186,482	457,055,674
Short-term debts	39,071,500	—	—
Other current liabilities	415,702,064	139,141,931	19,062,366
Total current liabilities	454,773,564	139,141,931	19,062,366
Long-term debts	712,023	—	—
Other non-current liabilities	53,137,238	47,787,710	6,546,889
Total non-current liabilities	53,849,261	47,787,710	6,546,889
Total liabilities	508,622,825	186,929,641	25,609,255

The VIEs’ net asset balance was RMB2,801,208,522 and RMB3,149,256,841 (US$431,446,418) as of December 31, 2023 and 2024.

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income (loss):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	1,980,415,725	1,701,876,288	154,830,112	21,211,638
Net income (loss)	(1,131,232,450)	(87,530,375)	330,933,575	45,337,714

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(599,053,407)	969,040,392	262,041,036	35,899,475
Net cash provided by (used in) investing activities	1,084,633,210	1,369,020,741	(1,858,078,689)	(254,555,737)
Net cash used in financing activities	(1,020,359,284)	(949,602,067)	(39,071,500)	(5,352,774)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	175,763	—	—	—

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

2.2 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.

2.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for financing receivables, allowance for finance lease receivables, fair value of guarantee income, expected credit loss on contingent risk assurance liabilities, impairment of intangible assets with indefinite lives, expected credit loss on receivable for bitcoin collateral and valuation allowance for deferred tax assets. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2.4 Revenue recognition

The Company’s revenues are derived principally from 1) bitcoin mining income, 2) automobile trading transaction, 3) loan facilitation services and post-origination administrative services, 4) finance lease services, 5) after-market services facilitation services, 6) guarantee income and 7) other income, which mainly includes vehicle management fees and storage service fees related to automobile trading transaction.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”), as applicable. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.4 Revenue recognition (continued)

Bitcoin mining income

The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash compensation, cryptocurrency, from the mining pool operator, which is a variable consideration based on the mining pool operator’s distribution mechanism, which is Full-Pay-Per-Share (“FPPS”). Under the FPPS distribution mechanism, the mining pool pays block rewards and transaction fees, less mining pool fees. The Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. For the applicable period presented, the Company participated in Bitcoin mining to generate its mining revenues under the FPPS distribution mechanism.

FPPS Mining Pool

The Company participates in the mining pool that uses the FPPS distribution mechanism. The Company is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Company is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Company provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.
●The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Company earned for the same 24-hour period.
●The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Company is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Company performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.4 Revenue recognition (continued)

Bitcoin mining income (continued)

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Company performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, the Company has the ability to estimate the variable consideration when the Company begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency at midnight UTC, on the date the Company provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Company receives is an aggregate amount and primarily includes the block rewards. As a result, the Company does not present disaggregated revenue information on block rewards and transaction fees.

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

Loan facilitation income and post - origination administrative services (“PAS”)

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.4 Revenue recognition (continued)

Loan facilitation services and post - origination administrative services (“PAS”) (continued)

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2022, 2023 and 2024 was RMB23,411,975, RMB14,093,321 and RMB4,049,331 (US$554,756), respectively.

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

After-market services income

The Company provides after-market services to car buyers which mainly include three types of separate contracts, 1) insurance facilitation service and 2) car recovery and disposal services 3) collateral release intermediation service fee

For 1) after-market insurance facilitation service, it mainly includes two types of contracts, one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. After-market insurance facilitation service income for personal accident insurance and automobile insurance is recognized at the point of time when facilitation services are completed. For anti-theft package services, the Company first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market service of anti-theft telematic devises installment.

For 2) after-market car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the company delivers the relevant service.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.4 Revenue recognition (continued)

After-market services income (continued)

For 3) collateral release intermediation service fee, it mainly refers to intermediation service income generated from business partners by introducing the business partners to the car buyers, who may contract with and purchase collateral release service from the business partners. The transaction price is variable and determined as a percentage of the total service fee the business partners generate from the car buyers within a settlement period, typically 30 days. The revenue is recognized at the point of time when the service is delivered and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

2.5 Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.6 Cost of revenues

Cost of revenues consist primarily of cost of mining machines’ depreciation, cost of hosting expenses of mining machines, cost of vehicles, commissions paid to car dealers who refer borrowers to the Company, employee compensation costs, leasing interest expense, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.

2.7 Foreign currency translation and transactions

The functional currency of the Company, Cango HK and Express Limited is the US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses RMB as its reporting currency. The financial statements of the Company, Cango HK and Express Limited are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income, as a component of shareholders’ equity.

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

2.8 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, investments in interest-bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

As of December 31, 2024, majority of the Company’s cash and cash equivalents, restricted cash and short-term investments were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousands, starting October 1, 2024 (HK$500 thousands before October 1, 2024). The Company selected reputable financial institutions to place its cash and cash equivalents, restricted cash and short-term investments. The Company regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.9 Restricted cash

Restricted cash represents cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions and (ii) bank deposits held for short-term investments.

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

The classification of restricted cash (ii) was mainly due to the redemption of certain short-term investments and reclassification of such redemption proceeds to restricted cash, current - bank deposits held for short-term investment during the subscription process for new investments as of the balance sheet date.

The balance of restricted cash deposited as collaboration and guarantee deposits in relation to facilitation transaction with financial institutions was RMB597,715,354 and RMB298,239,348 (US$40,858,623) as of December 31, 2023 and 2024, respectively. The balance of restricted cash deposited as bank deposits held for short-term investments was RMB1,670,006,785 and RMBnil (US$nil) as of December 31, 2023 and 2024, respectively.

2.10 Accounts receivable, net

Accounts receivable are recognized and carried at the original contract amount which will be invoiced, net of allowances for accounts receivable. The Company maintains an allowance for accounts receivable in accordance with Accounting Standards Update (“ASU”) No. 2016 - 13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”) and records the allowance as an offset to accounts receivable, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the consolidated statements of comprehensive income (loss). Bad debts are written off after all collection efforts have been exhausted.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.11 Contract assets and liabilities

Contract assets represent the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company maintains an allowance for contract assets in accordance with ASC 326 and records the allowance as an offset to contract assets, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the consolidated statements of comprehensive income (loss). Contract assets as of December 31, 2023 and 2024 were RMB206,933,969 and RMB51,270,984 (US$7,024,096), respectively. The remaining unsatisfied performance obligations as of December 31, 2023 and 2024, pertaining to post-origination services amounted to RMB331,460 and RMB103,747 (US$14,213), respectively.

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer and mainly consist of cash payment received in advance from customers of automobile trading transactions and PAS, which is included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” on consolidated balance sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB402,188,821 and RMB1,308,616 (US$179,280) for the years ended December 31, 2023 and 2024, respectively.

2.12 Short-term investments

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

Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Interest income, realized and unrealized gains and losses from the short-term investments are recorded in “Interest income” and “Investment income (loss)” respectively in the consolidated statements of comprehensive income (loss). The Company has no unrealized gain (loss) associated with equity securities held on December 31, 2023 and December 31, 2024.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.13 Risk assurance liabilities

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

Non-contingent risk assurance liabilities

Non-contingent risk assurance liability is accounted for in accordance with ASC 460. At inception, the Company recognizes non-contingent risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. Subsequently, non-contingent risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand-ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.14 Financing receivables, net

The Company recognizes financing receivables when it exercises or is required to exercise its obligation to purchase a delinquent loan under the risk assurance obligation and obtaining the legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at the purchase price minus corresponding risk assurance liability. The total purchase price, as well as par value, of the financing receivables was approximately RMB513 million and RMB133 million (US$18 million) for the year ended December 31, 2023 and December 31, 2024, respectively. The amount of contingent risk assurance liabilities recognized as the allowance for financing receivables at the acquisition date was approximately RMB66 million (US$9 million) for the year ended December 31, 2024.

Financing receivables are divided among pools based on common risk characteristics, such as product (i.e. new cars and used cars) and delinquency status. The financing receivables balances of new cars and used cars were RMB24,200,609 and RMB5,321,426 as of December 31, 2023, respectively and RMB5,224,740 (US$715,786) and RMB460,356 (US$63,069) as of December 31, 2024, respectively. These pools are collectively evaluated for current expected credit losses based on roll rate analysis and the resulting allowance is aggregated for each of the pools.

2.15 Finance lease receivables, net

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as products (i.e. new cars and used cars) and delinquent status. The finance lease receivables balances of new cars and used cars were RMB179,326,594 and RMB57,559,458 as of December 31, 2023, respectively and RMB29,816,488 (US$4,084,842) and RMB178,214 (US$24,415) as of December 31, 2024, respectively. These pools are collectively evaluated for current expected credit losses based on roll rate analysis and the resulting allowance is aggregated for each of the pools.

2.16 Nonaccrual policy

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

2.17 Bitcoin and receivable for bitcoin collateral, net

The Company adopts ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 1, 2024, based on which bitcoin is measured at fair value as of each reporting period.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.17 Bitcoin and receivable for bitcoin collateral, net (continued)

The receivable for bitcoin collateral represents the bitcoin posted as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such bitcoin at the sole discretion of the lender and for which the lender has an obligation to return to the Company at maturity of the loan. The receivable is recorded at fair value and changes in fair value are recorded as gain or loss from change in fair value of receivable for bitcoin collateral on the consolidated statements of comprehensive income (loss). The receivable for bitcoin collateral is classified as current. The value and activity involving this asset are discussed in detail in Note 8. As all of the Company’s bitcoins are posted to the lender as collateral, the Company does not have any assets associated with bitcoin holdings as of December 31, 2024.

At commencement and throughout the term of the arrangement, the Company considers and accounts for the credit risk associated with the bitcoin receivable collateral in accordance with the principles outlined in ASC 326. The receivable for bitcoin collateral is presented net of any allowance for credit losses.

2.18 Allowance for financing receivables, allowance for finance lease receivables and allowance for receivable for bitcoin collateral

In estimating the allowance for credit losses, the Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

The CECL model applied to estimate the allowances for financing receivables and finance lease receivables is calculated by multiplying the probability-of-default (“PD”) and loss given default rate (“LGD”) variables based on pools of loans with similar risk characteristics. The Company selects expected forward-looking factors, which have a strong correlation, economic, and commercial significance using a regression model, and incorporates these forward-looking factors into the CECL model. These forward-looking factors mainly include producer price index, urban unemployment rate, holiday effect and scale of social financing. The expected life of each loan is determined based on the contractual term. The model is primarily applicable to estimation of credit losses of financing receivable, finance lease receivables and certain off-balance sheet credit exposures, such as contingent risk assurance liabilities not accounted for as derivatives.

To estimate the allowance for credit loss of receivable for bitcoin collateral, as the Company has no historical experience with similar assets, the allowance is determined using a combination of industry data, peer analysis, and forward-looking information about economic conditions and the creditworthiness of the counterparty. The Company incorporates relevant qualitative factors, such as the nature of the receivable, the characteristics of the counterparty, and any observable market indicators, to assess the expected collectability of the receivable for bitcoin collateral. The estimation process also includes reasonable and supportable forecasts to account for future economic conditions and any anticipated impact on the receivable.

2.19 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

2.20 Mining machines, net

Mining machines are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value of 0% and the estimated useful life of 3 years.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.21 Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful life of the class of asset, which range as follows:

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

2.22 Intangible assets, net

Intangible assets that have finite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from 6-10 years. The weighted average amortization period for the computer software was  8.51 years and 8.18 years as of December 31, 2023 and 2024, respectively.

As of December 31, 2024, intangible assets that have indefinite useful life primarily include an insurance brokerage license purchased in February 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment immediately prior to the change in classification.

2.23 Research and development

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

2.24 Impairment of long-lived assets and intangible assets

Long-lived assets including intangible assets with a finite useful life, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.24 Impairment of long-lived assets and intangible assets (continued)

Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

2.25 Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB60,124,007, RMB40,585,827 and RMB 26,773,429 (US$3,667,945) for the years ended December 31, 2022, 2023 and 2024, respectively.

2.26 Value added taxes (“VAT”)

Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIEs are all general VAT taxpayers which are subject to tax rate of 6% or 13%, except for Shanghai Wangtian Investment Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. VAT is reported as a deduction to revenue when incurred and amounted to RMB262,656,515, RMB167,484,014 and RMB16,220,799 (US$2,222,240) for the years ended December 31, 2022, 2023 and 2024, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

2.27 Income taxes

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

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2022, 2023 and 2024, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Segment information

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

For the reporting periods including and prior to the fiscal year ended on December 31, 2023, the Chief Operating Decision Maker (CODM), who is the Company’s Chief Executive Officer (CEO), made resource allocation decisions and assessed performance based on the consolidated financial results as a whole. As a result, the Company operated as a single reportable segment.

In 2024, following the commencement of the bitcoin mining business, the CODM began to evaluate the performance of the overall business based on two distinct segments: (i) Bitcoin Mining Business and (ii) Automobile and Related Business. The Company now reports segment financial information in alignment with this change in how the CODM assesses performance and allocates resources.

As the Company operated as a single segment for periods including and prior to the fiscal year ended on December 31, 2023, reference should be made to the consolidated financial statements for profit and loss and asset information for those periods. Additionally, segment disclosures for these prior periods provide further details related to the Company’s operations.

CODM evaluates the operating results based on the amount of income before income taxes of each reportable segment. This financial metric is used to perform analytical comparisons between periods and to monitor budget-to-actual variances on a periodic basis in order to assess performance and allocate resources.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Segment information (continued)

The following table summarizes key financial information of income by segment in 2024:

	For the year ended December 31, 2024
	Bitcoin	Automobile and
	Mining Business	Related Business	Total
	RMB	RMB	RMB	US$

Revenues	652,986,472	151,502,075	804,488,547	110,214,479
Less: Operating cost and other relevant expenses
Cost of mining service - hosting expenses	461,126,199	—	461,126,199	63,174,030
Cost of revenue - depreciations	84,232,337	—	84,232,337	11,539,783
Cost of revenue - staff costs	—	57,977,937	57,977,937	7,942,945
Cost of revenue - others	—	26,043,077	26,043,077	3,567,886
Net gain on risk assurance liabilities	—	(27,801,042)	(27,801,042)	(3,808,727)
Provision (net recovery on provision) for credit losses	4,913,912	(274,779,014)	(269,865,102)	(36,971,367)
Sales and marketing expense – staff costs	—	10,367,620	10,367,620	1,420,358
Sales and marketing expense – others	—	2,731,700	2,731,700	374,241
Research and development expense– staff costs	—	5,467,033	5,467,033	748,980
Loss from change in fair value of receivable for bitcoin collateral	25,150,893	—	25,150,893	3,445,658
Interest expense	659,217	—	659,217	90,312
Other expenses	—	2,116,893	2,116,893	290,013
Reportable segment income before income taxes	76,903,914	349,377,871	426,281,785	58,400,367
Reconciliations to income before income tax
General and administrative expense – staff cost	—	—	150,831,964	20,663,894
General and administrative expense – others	—	—	99,332,145	13,608,449
Interest income	—	—	(106,317,885)	(14,565,491)
Net investment income	—	—	(8,788,576)	(1,204,030)
Foreign exchange gain, net	—	—	(1,650,777)	(226,156)
Other income	—	—	(8,261,705)	(1,131,849)
Net income before income taxes	—	—	301,136,619	41,255,550

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Segment information (continued)

The following table summarizes key financial information of asset by segment in 2024:

	As of December 31, 2024
	Bitcoin	Automobile and
	Mining Business	Related Business	Total
	RMB	RMB	RMB	US$
Segment assets:
Current assets
Restricted cash - current – others	—	10,813,746	10,813,746	1,481,477
Accounts receivable, net	12,060,219	10,931,732	22,991,951	3,149,884
Finance lease receivables - current, net of allowance	—	20,685,475	20,685,475	2,833,898
Financing receivables, net of allowance	—	5,685,096	5,685,096	778,855
Short-term contract asset, net	—	33,719,944	33,719,944	4,619,613
Prepayments and other current assets, net of allowance	182,512,726	43,839,278	226,352,004	31,010,097
Receivable for bitcoin collateral, net	617,057,765	—	617,057,765	84,536,567
Non-current assets
Restricted cash - non-current	—	287,425,602	287,425,602	39,377,146
Mining machines, net	1,772,319,041	—	1,772,319,041	242,806,713
Property and equipment, net	—	1,683,536	1,683,536	230,643
Intangible assets, net	—	47,425,617	47,425,617	6,497,283
Long-term contract asset, net	—	17,551,040	17,551,040	2,404,483
Finance lease receivables - non-current, net of allowance	—	9,309,227	9,309,227	1,275,359
Other non-current assets, net	325,704,997	4,056,836	329,761,833	45,177,186
Total segment assets	2,909,654,748	493,127,129	3,402,781,877	466,179,204

Reconciliations to total assets
Cash and cash equivalents	—	—	1,289,629,981	176,678,583
Short-term investments	—	—	1,231,171,751	168,669,838
Operating lease right-of-use assets, net	—	—	40,788,977	5,588,067
Property and equipment, net – leasehold improvements	—	—	4,950,973	678,281
Deferred tax assets	—	—	—	—
TOTAL ASSETS	—	—	5,969,323,559	817,793,973

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Segment information (continued)

The following table summarizes significant expense categories and amounts in 2023 and 2022:

	For the years ended
	December 31, 2022	December 31, 2023
	RMB	RMB
Cost of revenue	1,830,089,773	1,511,863,115
Vehicles	1,580,778,797	1,294,946,115
Staff costs	105,613,337	87,602,016
Others	143,697,639	129,314,984
Sales and marketing expense	132,779,488	38,921,589
Staff cost	122,264,716	34,505,421
Others	10,514,772	4,416,168
General and administrative expense	299,545,363	156,966,463
Staff cost	219,927,084	84,502,964
Others	79,618,279	72,463,499
Research and development expense	45,958,842	30,114,175
Staff cost	44,245,368	28,976,976
Others	1,713,474	1,137,199

Disaggregated revenue data by geographic area in terms of customers’ locations is as follows:

	For the year ended December 31, 2024
	Bitcoin	Automobile and
	Mining Business	Related Business	Total
	RMB	RMB	RMB	US$

Mainland China	—	151,488,240	151,488,240	20,753,804
British Virgin Islands	652,986,472	—	652,986,472	89,458,780
Others	—	13,835	13,835	1,895
Total	652,986,472	151,502,075	804,488,547	110,214,479

	For the year ended December 31, 2022	For the year ended December 31, 2023
	Total	Total
	RMB	RMB
Mainland China	1,980,453,461	1,701,918,741
Total	1,980,453,461	1,701,918,741

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Segment information (continued)

Selected assets of mining machines, property and equipment, operating lease right-of-use assets and intangible assets by geographic area are as follows:

	As of December 31, 2024
	Bitcoin	Automobile and	Reconciled
	Mining Business	Related Business	items	Total
	RMB	RMB	RMB	RMB	US$

Mainland China	—	48,631,338	44,394,100	93,025,438	12,744,433
Asia, other than Mainland China	272,184,391	477,815	1,345,850	274,008,056	37,538,950
North America	677,447,294	—	—	677,447,294	92,809,899
Africa	660,892,830	—	—	660,892,830	90,541,946
Others	161,794,526	—	—	161,794,526	22,165,759
Total	1,772,319,041	49,109,153	45,739,950	1,867,168,144	255,800,987

As of December 31, 2023
Total
RMB
Mainland China	103,767,173
Total	103,767,173

2.29 Comprehensive (loss) income

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

2.30 Fair value measurements

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.30 Fair value measurements (continued)

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investment, finance lease receivables, financing receivables, receivable for bitcoin collateral, other current assets, short-term and long-term debts, accrued expenses and other liabilities. The net carrying amounts of these financial instruments, except for short-term equity securities, receivable for bitcoin collateral, non-current portion of restricted cash, non-current finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security is valued based on broker quotes and the receivable for bitcoin collateral is carried at fair value based on the primary market price of the underlying bitcoins. The net carrying amount of non-current portion of restricted cash, non-current finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

2.31 Share-based compensation

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

2.32 Earnings (losses) per share

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.32 Earnings (losses) per share (continued)

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

2.33 Government grants

Government subsidies generally consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities. For government grants with specific purposes or performance conditions, the Company recognizes cash received from government grants as other income once it is reasonably assured that the Company will comply with the conditions of the grant. For government grants provided for general purpose use and are not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances, the Company recognizes the government grants as other income when cash is received from the government.

2.34 Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.2993 per US$1.00 on December 31, 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.35 Significant risks and uncertainties

Currency convertibility risk

Company may be exposed to currency convertibility risk as its holdings in RMB are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, financing receivables, finance lease receivables, accounts receivable and receivable for bitcoin collateral.

The Company places its cash and cash equivalents, and restricted cash and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.35 Significant risks and uncertainties (continued)

Concentration of credit risk (continued)

The Company manages credit risk of financing receivables and finance lease receivables through ongoing monitoring of the outstanding balances and reminding efforts by the Company’s risk management department. As of December 31, 2023 and 2024, the Company had no single customer with a balance exceeding 10% of the total financing receivables, and finance lease receivables.

The Company manages the credit risk associated with accounts receivable through timely reconciliations and proactive collection efforts. As of December 31, 2023 and 2024, the Company had significant concentrations of credit risk, with accounts receivable balances from two and three customers, respectively, each representing more than 10% of the total accounts receivable balance at year-end.

The Company manages credit risk of receivable for bitcoin collateral through credit assessment of the counterparty lender and daily supervision and reconciliation of the asset status of the designated crypto wallets.

Concentration of source of revenue

The Company has certain customers who individually represented 10% or more of the Company’s revenue. For the year ended December 31, 2022, two automobile trading customers contributed 27.2% (14.2% and 13.0%, respectively) of total revenue. For the year ended December 31, 2023, two automobile trading customers contributed 31.6% (16.1% and 15.5%, respectively) of total revenue. For the year ended December 31, 2024, one bitcoin mining customer contributed 80.95% of total revenue.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps, including using derivative financial instruments to economically manage its interest rate exposures on its interest-bearing assets and liabilities. For the Company’s hashrate financing loan, the interest rate caps at 10% p.a. The Company has not been exposed to material risks due to changes in market interest rates.

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

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in bitcoin value; changes in energy cost of mining machines; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and credit assessment. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.36 Recent Accounting Pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company early adopted ASU 2023-08 effective as of January 1, 2024 and accounted for its bitcoin and related assets according to ASC 350-60. Since the Company did not own any crypto asset prior to the adoption, the adoption did not have a material impact on the Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023 - 07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. This ASU requires that a public entity provide additional segment disclosures on an interim and annual basis. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements, unless impracticable. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The ASU is effective for fiscal years beginning after 15 December 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance on January 1, 2024. The information is disclosed in Note 2.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 enhances transparency in financial reporting by requiring public business entities (PBEs) to disclose more detailed information about specific natural expense categories included in their income statement captions. And on January 6, 2025, the FASB issued ASU 2025-01 to clarifies that all public business entities must adopt the guidance in ASU 2024-03 for: Annual reporting periods beginning after December 15, 2026 and Interim reporting periods within annual periods beginning after December 15, 2027. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.SHORT-TERM INVESTMENTS, NET

As of December 31, 2024, short-term investments include held-to-maturity time deposits ranging from three months to one year.

	As of December 31,
	2023	2024
	RMB	RMB	US$
Debt securities:
Held-to-maturity time deposit	635,039,118	1,231,880,666	168,766,959
Equity securities:
Marketable equity securities	253,865	—	—
Less: allowance for short-term investments	(222,589)	(708,915)	(97,121)
Total short-term investments	635,070,394	1,231,171,751	168,669,838

For the years ended December 31, 2022, 2023 and 2024, interest income related to held-to-maturity time deposits was RMB43,732,652, RMB79,164,929 and RMB106,317,885 (US$14,565,491), respectively.

Changes in fair value due to the fluctuation of the foreign exchange rate are recognized in other comprehensive loss (income).

The movements in the allowance for short-term investments were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance as of January 1	—	222,589	30,495
Adjustment due to the adoption of ASC 326	747,264	—	—
(Reversal)/ addition	(524,675)	486,326	66,626
Balance as of December 31	222,589	708,915	97,121

4.ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance are summarized as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	64,851,728	23,074,419	3,161,182
Less: allowance for accounts receivable	(60,019)	(82,468)	(11,298)
Accounts receivable, net	64,791,709	22,991,951	3,149,884

No amounts have been written off during the years ended December 31, 2023 and 2024, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

4.ACCOUNTS RECEIVABLE, NET - CONTINUED

The movement in the allowance for accounts receivable was as follows:

		As of December 31,
	2023	2024
	RMB	RMB	US$
Balance as of January 1	—	60,019	8,223
Adjustment due to the adoption of ASC 326	148,344	—	—
(Reversal)/ addition	(88,325)	22,449	3,075
Balance as of December 31	60,019	82,468	11,298

5.FINANCE LEASE RECEIVABLES, NET

5.1Finance lease receivables consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Finance lease receivables	263,769,086	37,581,477	5,148,641
Add: unamortized initial direct costs	339,984	334,629	45,844
Less: unearned income	(14,521,627)	(3,411,699)	(467,401)
Less: allowance for finance lease receivables—collective	(12,701,391)	(4,509,705)	(617,827)
Total finance lease receivables, net	236,886,052	29,994,702	4,109,257
Finance lease receivables—current	200,459,435	20,685,475	2,833,898
Finance lease receivables—non-current	36,426,617	9,309,227	1,275,359

5.2The following table presents the future minimum lease payments to be received as of December 31,2024:

	2025	2026	2027	2028	2029	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	26,303,893	11,066,914	209,853	817	—	37,581,477

	US$	US$	US$	US$	US$	US$
Finance lease receivables	3,603,619	1,516,161	28,750	111	—	5,148,641

5.3The following table presents the aging of finance lease receivables principal as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	225,327,296	30,226,738	4,141,046
1‑30 days past due	13,111,970	2,295,220	314,444
31‑60 days past due	5,372,294	165,427	22,663
61‑90 days past due	1,926,137	681,106	93,311
91‑120 days past due	1,601,385	229,840	31,488
121‑150 days past due	1,400,452	393,453	53,903
151‑180 days past due	847,909	512,623	70,229
	249,587,443	34,504,407	4,727,084

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.FINANCE LEASE RECEIVABLES, NET - CONTINUED

5.4Movement of allowance for finance lease receivables was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at the beginning of the year	22,171,266	12,701,391	1,740,083
Adjustment due to the adoption of ASC 326	14,540,172	—	—
Reversal	(13,945,846)	(15,577,444)	(2,134,101)
(Charge-off)/ recovery	(10,064,201)	7,385,758	1,011,845
Balance at the end of the year	12,701,391	4,509,705	617,827

6.FINANCING RECEIVABLES, NET

6.1Financing receivables consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Financing receivables	87,493,512	16,339,718	2,238,532
Less: allowance for financing receivables	(57,971,477)	(10,654,622)	(1,459,677)
Total financing receivables, net	29,522,035	5,685,096	778,855

6.2The following table presents the aging of financing receivables principal as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Aging of financing receivables principal:
Current	—	—	—
1-30 days past due	725,481	151,676	20,780
31-60 days past due	4,855,149	330,761	45,314
61-90 days past due	12,799,478	2,339,039	320,447
91-120 days past due	22,550,528	3,926,692	537,955
121-150 days past due	23,294,975	4,729,843	647,986
151-180 days past due	23,267,901	4,861,707	666,050
	87,493,512	16,339,718	2,238,532

6.3Movement of allowance for financing receivables was as follows:

		As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at the beginning of the year	60,673,961	57,971,477	7,942,060
Adjustment due to the adoption of ASC 326	13,774,216	—	—
Reversal	(234,217,651)	(220,198,793)	(30,167,111)
Recovery	162,845,410	172,881,938	23,684,728
Balance at the end of the year – net basis	3,075,936	10,654,622	1,459,677
Adjustment to gross basis due to the adoption of ASC 326	54,895,541	—	—
Balance at the end of the year – gross basis	57,971,477	10,654,622	1,459,677

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consist of the following:

	Notes	As of December 31,
		2023	2024
		RMB	RMB	US$
Prepayments for vehicles	i	89,454,574	44,098,586	6,041,482
Other receivables from third parties	ii	59,479,262	42,335,040	5,799,877
Deposits held by third parties		17,652,693	10,087,273	1,381,951
Vehicles		4,720,633	—	—
Prepaid mining machine hosting expenses	iii	—	182,512,726	25,004,141
Accrued input VAT/ deductible VAT input		5,425,338	3,528,885	483,455
Other prepaid expenses		2,518,770	191,876	26,287
Interest receivables		1,380,950	29,746,598	4,075,267
Others		12,097,018	4,661,050	638,560
Prepayments and other current assets		192,729,238	317,162,034	43,451,020
Less: allowance for prepayments and other current assets	iv	(114,122,430)	(90,810,030)	(12,440,923)
Prepayments and other current assets, net		78,606,808	226,352,004	31,010,097
(i)	Prepayments for vehicles represent the prepayments to the automobile suppliers when the Company acts as a principal.
(ii)	Other receivables from third parties mainly represents the prepayments on behalf of the car dealer buyers when the Company acts as an agent in the automobile trading business.
(iii)	The hosting service provider requires the Company to maintain a certain level of hosting fee prepayments at all times. The Company is able to choose to pay the hosting invoice separately or utilizing the prepayment, and, in the latter case, the amount will be used to deduct against the hosting fee invoiced. Once the amount of prepayment is utilized, the Company is required to make additional prepayment to maintain the current level of prepayment.
(iv)	Allowance for prepayments and other current assets mainly relates to note i and ii. As some automobile suppliers either had cash flow constraints due to poor operations or ceased operation, the Company provided an impairment of RMB90,810,030 (US$12,440,923) for amounts not expected to be recovered in the future after evaluating their operating and financial conditions.

The movements in the allowance for prepayments and other current assets were as follows:

		As of December 31,
	2023	2024
	RMB	RMB	US$
Balance as of January 1	—	114,122,430	15,634,709
Adjustment due to the adoption of ASC 326	1,218,411	—	—
Addition/(reversal)	112,904,019	(3,246,318)	(444,744)
Charge off	—	(20,066,082)	(2,749,042)
Balance as of December 31	114,122,430	90,810,030	12,440,923

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.RECEIVABLE FOR BITCOIN COLLATERAL, NET

	As of December 31,
	2024
	RMB	US$
Receivables for bitcoin collateral	619,262,199	84,838,573
Less: allowance for receivables for bitcoin collateral	(2,204,434)	(302,006)
Total receivable for bitcoin collateral, net	617,057,765	84,536,567

The movement in the allowance for receivables for bitcoin collateral was as follows:

	As of December 31,
	2024
	RMB	US$
Balance as of January 1	—	—
Addition	(2,204,434)	(302,006)
Balance as of December 31	(2,204,434)	(302,006)

As of December 31, 2024, all of the Company’s bitcoins were posted as collateral. These bitcoins had a total cost basis of approximately RMB644.4 million and a fair value of approximately RMB619.2 million. The loss from change in fair value of receivable for bitcoin collateral of approximately RMB25.2 million has been recorded in earnings.

9.MINING MACHINES, NET

Mining machines consist of the following:

	As of December 31,
	2024
	RMB	US$
Mining machines	1,856,551,378	254,346,496
Less: accumulated depreciation	(84,232,337)	(11,539,783)
Mining machines, net	1,772,319,041	242,806,713

Depreciation expense, for the year ended December 31, 2024, was RMB84,232,337 (US$11,539,783).

In November 2024, the Company entered into agreements with a seller to purchase mining machines that produces an aggregate hash rate of 32 EH for a total of approximately US$254 million. The Company has obtained control of these mining machines and the transaction was closed in November 2024.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Office and electronic equipment	21,073,385	20,313,756	2,782,973
Leasehold improvements	14,254,811	14,319,949	1,961,825
Motor vehicles	1,607,517	394,956	54,109
Property and equipment, gross	36,935,713	35,028,661	4,798,907
Less: accumulated depreciation	(28,696,676)	(28,394,152)	(3,889,983)
Property and equipment, net	8,239,037	6,634,509	908,924

Depreciation expense, for the years ended December 31, 2022, 2023 and 2024, was RMB5,483,032, RMB6,670,588 and RMB1,995,219 (US$273,344), respectively. Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

11.INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Finite-lived intangible asset:
Software	10,685,216	10,685,216	1,463,869
Less: Accumulated amortization	(5,403,527)	(6,351,102)	(870,098)
Total finite-lived intangible asset	5,281,689	4,334,114	593,771
Indefinite-lived intangible asset:
License*	43,091,503	43,091,503	5,903,512
Total infinite-lived intangible asset	43,091,503	43,091,503	5,903,512
Total intangible asset	48,373,192	47,425,617	6,497,283

Amortization expenses of finite-lived intangible asset for the years ended December 31, 2022, 2023 and 2024 were RMB1,256,995,RMB1,189,681 and RMB947,575 (US$129,817), respectively.

The estimated useful life of the intangible assets are 10 years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	As of December 31,
	2025	2026	2027	2028	2029 and thereafter
	RMB	RMB	RMB	RMB	RMB
Software	664,279	660,734	605,210	598,253	1,805,638

	US$	US$	US$	US$	US$
Software	91,006	90,520	82,913	81,960	247,372

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.OTHER NON-CURRENT ASSETS, NET

Other non-current assets are summarized as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Service deposit made to mining machine hosting service provider	—	328,414,475	44,992,599
Others	4,705,544	4,056,836	555,784
Total other non-current assets	4,705,544	332,471,311	45,548,383
Less: allowance for other non-current assets	—	(2,709,478)	(371,197)
Other non-current assets, net	4,705,544	329,761,833	45,177,186

No amounts have been written off during the years ended December 31, 2023 and 2024, respectively

The movements in the allowance for other non-current assets were as follows:

	As of December 31,
	2024
	RMB	US$
Balance as of January 1	—	—
Addition	(2,709,478)	(371,197)
Balance as of December 31	(2,709,478)	(371,197)

13.SHORT-TERM AND LONG-TERM DEBTS

Short-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2023
			RMB
Short-term borrowings	1.50%-3.44%	1‑12 months	39,071,500

Name	Fixed/floating annual rate (%)	Term	As of December 31, 2024
			RMB	US$
Hashrate financing loan (ii)	Floating, cap at 10% p.a.	Not specified	124,584,293	17,067,978

Long-term debts consist of the following:

Name	Fixed annual rate (%)	Term	As of December 31, 2023
			RMB
Co-financing debt payables (i)	5.50%-6.60%	24-36 months	1,638,260
(i)The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments. There was no outstanding balance as of December 31, 2024.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.SHORT-TERM AND LONG-TERM DEBTS - CONTINUED

(ii)On November 11, 2024, the Company signed a Master Loan Agreement with a lender in which the lender agreed to grant a credit line to the Company to lend the Company fiat money or cryptocurrency for the purpose of paying off the Company’s mining machines hosting expenses. The loans are denoted in U.S. dollars and typically paid directly to the service provider. The amount the Company is able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral the Company posted at the lender-designated wallets. Based on the agreement, there is no specific limit in the amount the Company is able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount the Company could draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have maturity as long as sufficient collateralization has been maintained. As of December 31, 2024, all of the Company’s bitcoins were posted as collateral.

The weighted average interest rate for the outstanding debts was approximately 2.98% and 7.5% as of December 31, 2023 and 2024.

The following table sets forth the contractual obligations of long-term debts—non-current portion and interest payable which has not included impact of discount of time value as of December 31, 2023:

	Payment due by period
	Less than 1 year	1 - 2 years	2 -3 years	Total
As of December 31, 2023 (RMB)
Long-term debts – non-current portion	46,994	759,016	—	806,010

14.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2023	2024
	Notes	RMB	RMB	US$
Payment due for mining machine purchase		—	922,032,248	126,317,900
Payment due for hosting expenses		—	292,769,627	40,109,274
Legal contingency liability		—	23,927,900	3,278,109
Payable to employees		10,705,546	23,752,730	3,254,111
Deposit due to third-parties		22,703,569	18,288,535	2,505,519
Customer advances		16,703,709	10,480,083	1,435,765
Short-term contract liability (net of tax)		35,401,160	9,335,930	1,279,017
Payable to financial institutions		50,056,062	9,125,479	1,250,185
Accrued professional service fees		4,285,000	4,506,101	617,333
Other tax payables		7,469,996	2,409,302	330,073
Payable to dealers and suppliers		23,795,146	2,155,252	295,268
Accrued output value-added tax		1,800,204	483,884	66,292
Interest payable		—	464,527	63,640
Others		33,957,234	28,569,181	3,913,963
		206,877,626	1,348,300,779	184,716,449

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.RISK ASSURANCE LIABILITIES

Due to the adoption of ASC 326 as of January 1, 2023, risk assurance liabilities are presented separately into deferred guarantee income, which represents the non-contingent portion of risk assurance liabilities, and contingent risk assurance liabilities in which the movement during the year ended December 31, 2024 was as follows:

	As of December 31, 2023
	Deferred guarantee	Contingent risk assurance
	income	liabilities
	RMB	RMB
Balance at the beginning of the year	298,306,038	103,997,383
Adjustment due to the adoption of ASC 326	—	302,406,744
Fair value of risk assurance liabilities upon the inception of new loans	34,006	—
Performed risk assurance liabilities	—	(306,894,746)
Net loss on contingent risk assurance liabilities	—	25,631,610
Recognized as guarantee income	(212,121,156)	—
Balance at the end of the year	86,218,888	125,140,991

	As of December 31, 2024
	Deferred guarantee income		Contingent risk assurance liabilities
	RMB	US$	RMB	US$
Balance at the beginning of the year	86,218,888	11,811,939	125,140,991	17,144,246
Performed risk assurance liabilities	—	—	(66,149,524)	(9,062,448)
Net loss on contingent risk assurance liabilities	—	—	(27,801,042)	(3,808,727)
Recognized as guarantee income	(74,431,176)	(10,197,029)	—	—
Balance at the end of the year	11,787,712	1,614,910	31,190,425	4,273,071

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation was RMB4,855,945,998 and RMB820,493,876, US$112,407,200 as of December 31, 2023 and 2024, respectively. The term of the risk assurance obligation ranges from 12 months to 60 months, as of December 31, 2023 and 2024.

16.LEASE

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

Operating lease costs were RMB15,945,782, RMB15,494,118 and RMB11,820,162 (US$1,619,356) for the years ended December 31, 2022, 2023 and 2024, respectively, which excluded short-term lease costs. Short-term lease costs were RMB3,686,856, RMB2,242,409 and RMB666,515 (US$91,312) for the years ended December 31, 2022, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, no lease costs for operating leases were capitalized.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.LEASE - CONTINUED

The weighted average remaining lease term as of December 31, 2022, 2023 and 2024 was 6.3 years, 5.5 years and 4.9 years, respectively. The weighted average discount rate as of December 31, 2022, 2023 and 2024 was 6.15%, 6.05% and 6.05%, respectively.

Supplemental cash flow information related to operating leases is as follows:

	2022	2023	2024
	RMB	RMB	RMB	US$
Cash payments for operating leases	15,480,126	16,620,421	10,294,477	1,410,338
Operating ROU assets obtained in exchange for new operating lease liabilities	5,068,377	512,608	2,839,604	389,024
Operating ROU assets released in exchange for operating lease liabilities	2,023,201	23,300,165	266,929	36,569

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2024:

	As of December 31,
	2024
	RMB	US$
1 year (Including 1 year)	10,329,812	1,415,178
1 year to 2 years (Including 2 years)	8,973,055	1,229,303
2 years to 3 years (Including 3 years)	9,722,110	1,331,924
3 years to 4 years (Including 4 years)	9,909,374	1,357,579
4 years to 5 years (Including 5 years)	9,909,374	1,357,579
Over 5 years	3,633,250	497,753
Total lease payments	52,476,975	7,189,316

Less: imputed interest	(7,520,089)	(1,030,248)
Present value of lease liabilities	44,956,886	6,159,068

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of mining service - hosting expenses	—	—	461,126,199	63,174,030
Cost of mining service - depreciations	—	—	84,232,337	11,539,783
Cost of vehicle	1,580,778,797	1,294,946,115	6,065,963	831,034
Staff cost	105,613,337	87,602,016	57,977,937	7,942,945
Outsourcing fee	10,475,145	32,241,232	24,320,020	3,331,829
Leasing interest expense*	61,128,565	13,016,727	226,006	30,963
Commission (reversal of commission) to car dealerships	26,756,550	—	(13,593,162)	(1,862,256)
Others	45,337,379	84,057,025	9,024,250	1,236,317
	1,830,089,773	1,511,863,115	629,379,550	86,224,645
*	Leasing interest expense refers to interest expense on borrowings by the Company that are directly used to fund finance lease receivables.

18.NET INVESTMENT INCOME (LOSS)

Net investment income (loss) consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net investment income (loss)	(9,810,585)	24,093,019	8,788,576	1,204,030

19.OTHER INCOME

Other income consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Government subsidy	15,321,092	22,113,917	3,048,458	417,637
Others	36,745,626	8,587,934	5,213,247	714,212
Total	52,066,718	30,701,851	8,261,705	1,131,849

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.INCOME TAXES

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

The Company’s net income (loss) before income taxes consists of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cayman Islands	28,219,345	55,064,996	39,649,765	5,431,996
Hong Kong	(16,096,157)	(7,637,919)	11,423,580	1,565,024
Mainland China	(886,634,531)	8,156,352	250,063,274	34,258,530
Net income (loss) before income taxes	(874,511,343)	55,583,429	301,136,619	41,255,550

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.INCOME TAXES – CONTINUED

The Company continually evaluates its tax positions and, if necessary, will adjust its uncertain tax position reserves accordingly based on the outcome of tax law changes.

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax expense (benefit)	(134,629,133)	3,921,820	1,321,573	181,055
Deferred income tax (benefit) expense	371,325,673	89,534,883	—	—
Total income tax expense	236,696,540	93,456,703	1,321,573	181,055

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	375,019,011	198,287,264	27,165,244
Provision for credit losses	202,046,834	183,159,281	25,092,719
Short-term and long-term lease liabilities	11,788,736	11,239,222	1,539,767
Customer advances	5,191,296	—	—
Net operating loss carry-forward	19,790,529	173,370,350	23,751,641
Less: valuation allowance	(539,109,605)	(530,990,019)	(72,745,335)
Non-current deferred tax assets, net	74,726,801	35,066,098	4,804,036
Non-current deferred tax liabilities
Acquisition of insurance brokerage license	(10,724,126)	(10,724,126)	(1,469,199)
Unrealized gain on long-term investment	(11,009,130)	(11,009,130)	(1,508,245)
Contract assets	(51,928,935)	(12,817,746)	(1,756,024)
Operating lease right-of-use assets	(11,788,736)	(11,239,222)	(1,539,767)
Others	(7)	(7)	(1)
Non-current deferred tax liabilities	(85,450,934)	(45,790,231)	(6,273,236)

Non-current deferred tax liabilities, net of deferred tax assets	(10,724,133)	(10,724,133)	(1,469,200)

The Company had deferred tax assets related to net operating loss carry forwards of RMB693,481,400 (US$95,006,562) from its subsidiaries in China, which can be carried forward to offset taxable income. The net operating loss of these subsidiaries will expire in years 2025 to 2034 if not utilized, respectively.

The Company evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits in the near future for subsidiaries in China as of December 31, 2023 and 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.INCOME TAXES - CONTINUED

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Income (loss) before provision of income tax	(874,511,343)	55,583,429	301,136,619	41,255,550
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	(218,627,836)	13,895,857	75,284,155	10,313,887
Tax rate differential	(6,593,155)	(16,505,297)	(10,880,540)	(1,490,628)
Under-accrued EIT for previous years	(2,025,370)	(2,401,420)	1,005,022	137,687
Impact of tax rate change	(878,656)	—	—	—
Non-deductible expenses	41,193,294	20,493,185	4,379,062	599,930
Research and development super-deduction	(7,943,499)	—	—	—
Impairment loss for goodwill not deductible for tax purposes	—	37,164,493	—	—
Non-taxable income	(382,978)	(1,550,421)	(661,891)	(90,679)
Change in valuation allowance	433,465,580	42,360,306	(67,804,235)	(9,289,142)
Withholding tax	(1,510,840)	—	—	—
Income tax expenses	236,696,540	93,456,703	1,321,573	181,055

The Company did not record any outside basis tax differences related to its investments in the subsidiaries in the PRC because management asserted to indefinitely reinvest the undistributed earnings of the subsidiaries in the PRC. As of December 31, 2023 and 2024, the cumulative amount of the temporary differences in respect of investments in foreign subsidiaries was approximately RMB1,584 million and RMB1,692 million (US$231.8 million), respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to withholding income tax.

Unrecognized Tax Benefit

As of December 31, 2023 and 2024, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

The Company has evaluated its uncertain tax positions in accordance with ASC 740. Based on this evaluation, the Company has taken the tax positions that it has not incurred income tax liabilities related to its income from mining operations in various countries in 2024 and determined that such positions are more likely than not to be sustained upon examination based on the facts, circumstances, and information available as of the filing date of this report.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.NET INCOME (LOSSES) PER SHARE (“EPS”)

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

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
	Class A	Class B	Class A	Class B
Basic EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net (loss) income attributable to Cango Inc’s shareholders	(815,323,647)	(295,884,236)	(26,501,163)	(11,372,111)	194,721,376	26,676,721	105,093,670	14,397,774
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	201.10	72.98	170.07	72.98	135.22	135.22	72.98	72.98
Basic EPS	(4.05)	(4.05)	(0.16)	(0.16)	1.44	0.20	1.44	0.20

	For the years ended December 31,
	2022		2023		2024
	Class A	Class B	Class A	Class B
Diluted EPS:	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Class A Ordinary Shares		Class B Ordinary Shares
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net (loss) income attributable to ordinary shareholders	(815,323,647)	(295,884,236)	(26,501,163)	(11,372,111)	205,923,431	28,211,396	93,891,615	12,863,099
Reallocation of net income as a result of conversion of Class B to Class A shares	(295,884,236)	—	(11,372,111)	—	93,891,615	12,863,099
Net (loss) income attributable to ordinary shareholders for diluted EPS	(1,111,207,883)	(295,884,236)	(37,873,274)	(11,372,111)	299,815,046	41,074,495	93,891,615	12,863,099
Denominator: (millions of shares)
Number of shares used for basic EPS computation	201.10	72.98	170.07	72.98	135.22	135.22	72.98	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98	—	72.98	—	72.98	72.98	—	—
Adjustments for dilutive share options (millions of shares)	—	—	—	—	24.84	24.84	—	—
Number of shares used for diluted EPS computation	274.08	72.98	243.05	72.98	233.04	233.04	72.98	72.98
Diluted EPS	(4.05)	(4.05)	(0.16)	(0.16)	1.29	0.18	1.29	0.18
Earnings (losses) per share – ADS:
Denominator used for earnings per ADS – basic	100.55		85.04		104.10	104.10
Denominator used for earnings per ADS – diluted	137.04		121.53		116.52	116.52
(Losses) earnings per ADS – basic	(8.11)		(0.31)		2.88	0.39
(Losses) earnings per ADS – diluted	(8.11)		(0.31)		2.57	0.35

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

In accordance with ASC 820, the Company measures or discloses held-to-maturity time deposit and equity investments with readily determinable fair value as of December 31, 2023 and held-to-maturity time deposit and receivable for bitcoin collateral with readily determinable fair value as of December 31, 2024 on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market.

The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2023 and 2024.

The following table summarizes the Company’s financial assets and financial liabilities measured or disclosed at fair value on recurring basis as of December 31, 2023:

As of December 31, 2023
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	253,865	635,039,118	—	635,292,983

The following table summarizes the Company’s financial assets and financial liabilities measured or disclosed at fair value on recurring basis as of December 31, 2024:

	As of December 31, 2024
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Asset:
Short-term investment	—	1,231,880,666	—	1,231,880,666
Receivable for bitcoin collateral	—	619,262,199	—	619,262,199

	As of December 31, 2024
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investment	—	168,766,959	—	168,766,959
Receivable for bitcoin collateral	—	84,838,573	—	84,838,573

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.SHARE-BASED COMPENSATION

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

In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3). In May 2021, the Company granted another 8,454,422 options (Batch 4). On August 1, 2022, the Company granted another 28,000 options (Batch 5-1) and 1,585,000 options (Batch 5-2). On December 23, 2024, the Company granted another 42,906 options (Batch 6) and shall vest immediately upon grant. Part of the options granted in Batch 4, Batch 5-1, Batch 5-2 and Batch 6 are redistribution of previously forfeited options to different eligible employees.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.SHARE-BASED COMPENSATION - CONTINUED

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

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of	As of	As of	As of	As of	As of	As of	As of
	May 25, 2018,	February 15, 2019,	October 15, 2020,	May 1, 2021,	June 16, 2022,	August 1, 2022,	August 1, 2022,	December 23, 2024,
	(date of	(date of	(date of	(date of	(date of	(date of	(date of	(date of
	inception)	inception)	inception)	inception)	inception)	inception)	inception)	inception)
	Batch 1	Batch 2	Batch 3	Batch 4		Batch 5‑1	Batch 5‑2	Batch 6
Risk-free interest rate (%)	2.93	2.66	0.74	0.74	3.20	2.59	2.59	4.53
Volatility (%)	38.70	38.70	37.60	38.00	47.80	48.10	48.10	50.0
Expected exercise multiple	2.80	2.30	2.30	2.30	2.80	2.80	2.20	2.80
Dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951	1.2951	0.7951	0.7951	0.7951	0.2951
Fair value of ordinary shares (RMB)	37.82	26.80	19.03	21.72	10.52	8.66	8.66	17.70

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB158,522,520, RMB38,490,513 and RMB17,114,743 (US$2,344,710) for the years ended December 31, 2022, 2023 and 2024, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 was RMB95,854,700, RMB94,080,394 and RMB48,115,474 (US$6,591,793), respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.SHARE-BASED COMPENSATION-CONTINUED

A summary of option activity under the ESOP is as follows:

			Weighted average	Aggregate
	Number of	Weighted average	Grant date	Intrinsic
	options	exercise price	fair value	Value
		RMB	RMB	RMB
Balance, December 31, 2021	25,946,770	8	25
Granted	13,613,000	5	10
Exercised	(1,817,288)	4	25	5,086,872
Forfeited	(1,687,224)	6	20
Balance, December 31, 2022	36,055,258	2	20
Granted	—	—	—
Exercised	(1,285,640)	2	22	2,708,085
Forfeited	(856,922)	2	9
Balance, December 31, 2023	33,912,696	2	20
Granted	42,906	2	18
Exercised	(1,221,920)	2	21	7,411,428
Forfeited	(262,902)	2	13
Balance, December 31, 2024	32,470,780	2	20
Vested or expected to vest at December 31, 2024	32,298,296	2		449,089,608
Exercisable at December 31, 2024	30,345,598	2		421,938,443

As of December 31, 2024, RMB3,018,911 (US$413,589) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 0.54 years and a weighted-average remaining contractual term of 6.61 years. Cash received from option exercise under all share-based payment for the years ended December 31, 2022, 2023 and 2024, was RMB7,041,437, RMB2,705,206 and RMB2,603,741 (US$356,711), respectively.

For the years ended December 31, 2022, 2023 and 2024, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenue	4,160,056	2,187,338	1,719,572	235,580
Sales and marketing	14,691,410	7,715,989	2,903,898	397,832
General and administrative	135,888,877	26,831,755	12,234,589	1,676,132
Research and development	3,782,177	1,755,431	256,684	35,166
	158,522,520	38,490,513	17,114,743	2,344,710

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company had no capital commitments contracted but not yet reflected in the financial statements as of December 31, 2024.

Legal contingencies

In normal business operations, the Company may be involved in legal proceedings filed by its employees, customers, and service providers against the Company related to disputes on various arrangements. The management makes estimates of the related losses and accrues loss contingencies that are both probable and reasonably estimable in the consolidated financial statements.

In the year ended December 31, 2024, the Company is involved in a legal dispute with a customer regarding allegations related to the delivery of vehicles in an automobile trading business arrangement, from which the customer seeks damages of approximately RMB24 million. Based on the current legal assessment, the Company has recorded the entire amount of approximately RMB24 million in accrued expense and other current liabilities. The Company intends to vigorously defend the case.

25.ORDINARY SHARES

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

On January 19, 2024, 2,322,796 Class A ordinary shares were cancelled. On January 22, 2024, 5,453,090 Class A ordinary shares were cancelled.

As of December 31, 2024, there were 222,055,327 and 72,978,677 Class A and Class B ordinary shares issued, 134,586,659 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

26.TREASURY SHARES

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

On April 21, 2023, the Board of Directors of the Company authorized a new share repurchase program (“Share Repurchase Program 2023”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2023.

On June 1, 2023, the Company entered ADS Repurchase Agreements with an institutional investor, which repurchased an aggregate of 24,300,562 ADSs, under the Share Repurchase Program 2023, representing 48,601,124 Class A ordinary shares, at an average price of $1.30 per ADS, for US$31,590,731 (RMB 228,603,163).

On April 23, 2024, the Board of Directors of the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2024.

Under Share Repurchase Program 2023 and New Share Repurchase Program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In 2024, the Company repurchased another aggregate of 5,746,196 ADSs, representing 11,492,392 Class A ordinary shares under the Share Repurchase Program 2023 and New Share Repurchase Program.

As of December 31, 2024, the Company repurchased an aggregate of 46,565,379 ADSs, representing 93,130,758 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021, Share Repurchase Program 2022 and Share Repurchase Program 2023, at an average price of $2.81 per ADS, for US$130,860,764 (RMB887,984,606). As of December 31, 2024, 5,662,090 Class A ordinary shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 87,468,668 Class A ordinary shares, at an average price of $2.55 per ADS, for US$111,413,918 (RMB756,517,941). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2024.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.RESTRICTED NET ASSETS

The Company conducts certain operations through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

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

For the years ended December 31, 2022, 2023 and 2024, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the VIEs for the periods presented. In addition, the Company’s subsidiaries do not intend to pay dividends or fully settle amounts due to the Company. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were approximately RMB4,806 million and RMB5,073 million (US$695 million) as of December 31, 2023 and 2024, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.SUBSEQUENT EVENTS

On March 13, 2025, the Company announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$30 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2025.

On March 14, 2025 the Company announced that its board of directors had received a preliminary non-binding letter of intent (the “Letter of Intent”) from Enduring Wealth Capital Limited, a company established in the British Virgin Islands (“EWCL”) expressing its non-binding intent to obtain control of the Company through the following proposed transactions: (i) EWCL proposes to acquire 10,000,000 Class B ordinary shares of the Company from the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”) at a purchase price in cash to be agreed among the parties, (ii) the Company is proposed to take necessary corporate actions to ensure that the shares to be acquired by EWCL will continue to be entitled to 20 votes per share, (iii) the Founders are proposed to voluntarily convert all of the remaining Class B ordinary shares held by them into Class A ordinary shares with one vote per share and to resign from the Board and all senior management positions at the Company, and (iv) the Board and management team of the Company are proposed to be restructured in such manner as requested by EWCL. EWCL also proposed that the Company should dispose of its existing business in the PRC, and EWCL would be happy to introduce a potential buyer, to facilitate the growth of the Company’s business outside China, in particular, the Company’s new bitcoin mining business, and should make a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction. The transactions proposed in the Letter of Intent are collectively referred to as the “Proposed Transactions.” The Board resolved to form a special committee consisting of its three independent directors, Mr. Chi Ming Lee, Mr. Dongsheng Zhou and Mr. Rong Liu, to assess and consider the Letter of Intent and the Proposed Transactions and, if the special committee decides to pursue any of the Potential Transactions, to negotiate the terms and conditions thereof. The special committee is expected to retain independent legal and financial advisors in due course to assist it in evaluating the Proposed Transactions.

The Company entered into agreements to purchase on-rack crypto mining machines of 18 Exahash per second (“EH”) from a group of sellers through issuance of Class A ordinary shares in November 2024. The Company is still in the process of closing the acquisition as of the reporting date.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	681,383,135	618,245,357	84,699,267
Short-term investments, net	366,279,947	292,347,551	40,051,450
Short-term amounts due from subsidiaries (other than WFOE)	423,884,645	624,474,994	85,552,723
Other current assets	378,978	13,810,916	1,892,087
Total Current assets	1,471,926,705	1,548,878,818	212,195,527
Non-current assets
Mining machines, net	—	1,772,319,041	242,806,713
Investments in subsidiaries	50,291,278	(24,017,175)	(3,290,339)
Contractual interest in the VIEs and VIEs’ subsidiaries*	2,616,728,505	2,969,652,915	406,840,781
Total non-current assets	2,667,019,783	4,717,954,781	646,357,155
Total assets	4,138,946,488	6,266,833,599	858,552,682
LIABILITIES
Current liabilities
Short-term amounts due to VIEs and VIEs’ subsidiaries*	—	934,519,131	128,028,596
Other current liabilities	321,969,994	1,245,684,589	170,658,089
Total current liabilities	321,969,994	2,180,203,720	298,686,685
Other non-current liabilities	7	7	1
Total non-current liabilities	7	7	1
Total liabilities	321,970,001	2,180,203,727	298,686,686
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2023 and 2024, respectively; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023; 222,055,327 shares issued and 134,586,659 shares outstanding as of December 31, 2024)	154,483	149,310	20,455
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2023 and 2024, respectively; 72,978,677 shares issued and outstanding as of December 31, 2023; 72,978,677 shares issued and outstanding as of December 31, 2024)	49,777	49,777	6,819
Treasury shares	(773,130,748)	(756,517,941)	(103,642,533)
Additional paid-in capital	4,813,679,585	4,725,877,432	647,442,554
Accumulated other comprehensive income	111,849,166	152,882,024	20,944,751
Accumulated deficit	(335,625,776)	(35,810,730)	(4,906,050)
Total shareholders’ equity	3,816,976,487	4,086,629,872	559,865,996
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,138,946,488	6,266,833,599	858,552,682

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenue	—	—	84,232,337	11,539,783
Cost of revenue	—	—	(83,826,913)	(11,484,240)
General and administrative expenses	(7,443,140)	(6,797,975)	(30,318,916)	(4,153,674)
Interest income	26,502,229	56,622,110	65,858,546	9,022,584
Foreign exchange gain/(loss)	(411,971)	(178,578)	704	96
Net investment loss	(14,671,470)	(49,125)	—	—
(Provision) net recovery on provision for credit loss	—	362,724	(215,350)	(29,503)
Share of loss from subsidiaries	(9,705,617)	(5,407,894)	(70,552,945)	(9,665,714)
Contractual interests in the VIEs and VIEs’ subsidiaries*	(1,131,232,451)	(87,530,375)	330,933,575	45,337,714
Other income	24,251,883	5,105,839	3,704,008	507,447
Other expense	(8,186)	—	-	-
Net income (loss) before income taxes	(1,112,718,723)	(37,873,274)	299,815,046	41,074,493
Income tax expense	1,510,840	—	—	—
Net income (loss)	(1,111,207,883)	(37,873,274)	299,815,046	41,074,493
Other comprehensive income, net of tax	253,877,012	45,489,264	41,032,858	5,621,478
Total comprehensive (loss) income, net of tax	(857,330,871)	7,615,990	340,847,904	46,695,971

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net loss	(1,111,207,883)	(37,873,274)	299,815,046	41,074,493
Net investment loss	14,671,470	49,125	—	—
Provision (net recovery on provision) for credit losses	—	(362,724)	215,350	29,503
Share of loss of subsidiaries	9,705,617	5,407,894	70,552,945	9,665,714
Contractual interests in the VIEs and VIEs’ subsidiaries*	1,131,232,451	87,530,375	(330,933,575)	(45,337,714)
Changes in operating assets and liabilities	(182,850)	6,050,188	(11,966,117)	(1,639,352)
Net cash provided by operating activities	44,218,805	60,801,584	27,683,649	3,792,644
Net cash (used in) provided by investing activities	1,028,108,135	739,237,782	(918,412,337)	(125,821,974)
Net cash used in financing activities	(1,969,849,465)	(244,176,932)	840,472,743	115,144,294
Effect of exchange rate changes on cash and cash equivalents and restricted cash	125,457,077	39,697,653	(12,881,833)	(1,764,804)
Net increase (decrease) in cash and cash equivalents and restricted cash	(772,065,448)	595,560,087	(63,137,778)	(8,649,840)
Cash and cash equivalents and restricted cash at beginning of the year	857,888,496	85,823,048	681,383,135	93,349,107
Cash and cash equivalents and restricted cash at end of the year	85,823,048	681,383,135	618,245,357	84,699,267
*	It represents the primary beneficiary’s share of income or loss generated from the VIEs and their subsidiaries.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

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