Form 20-F
period 2025-12-31
Cango Inc.
filed 2026-04-10
CIK 1725123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

2605, 26/F, Harbour Centre, 25 Harbour Road

Wanchai, Hong Kong

(Address of principal executive offices)

Yongyi Zhang, Chief Financial Officer

Telephone: +852-3163-7300

Email: ir@cangoonline.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	CANG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

345,333,888 Class A ordinary shares were outstanding as of December 31, 2025

10,000,000 Class B ordinary shares were outstanding as of December 31, 2025

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“Bitmain” are to Bitmain Development Limited, a corporation incorporated under the laws of Hong Kong, and BITMAIN TECHNOLOGIES GEORGIA LIMITED, a corporation incorporated under the laws of the state of Georgia, collectively;
●	“car buyers” are to individuals who have purchased a car;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;
●	“Didi Chuxing” are to DiDi Global Inc., a company organized under the laws of the Cayman Islands, and its affiliates;
●	“EH” are to Exahash per second. 1 EH equals one quintillion hashes per second;
●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;
●	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;
●	“ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the Company” and “our” are to Cango Inc. and/or its subsidiaries, as the context requires.

We listed our American depositary shares, or the ADSs, on the New York Stock Exchange under the symbol “CANG” on July 26, 2018. On November 14, 2025, we terminated our American Depositary Receipt program, and our ADSs were mandatorily cancelled. Each ADS was exchanged for two Class A ordinary shares. Our Class A ordinary shares subsequently commenced direct listing and trading on the New York Stock Exchange under the symbol “CANG” on November 17, 2025.

DISCONTINUED OPERATIONS AND BASIS OF PRESENTATION

We have previously conducted loan facilitations, aftermarket services, financing leasing services, domestic automobile trading and related services in the PRC (the “PRC Business”) through a series of VIE contractual agreements. On May 27, 2025, we finalized the divestment of all our PRC Business. Since then, we no longer retained any financial interest over the PRC Business related VIEs and, accordingly, deconsolidated the PRC Business related VIE’s financial statements from our consolidated financial statements. The disposal of PRC Business represented a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities and results of operations related to PRC Business have been reported as discontinued operations.

In Item 5. “Operating and Financial Review and Prospects” and other items relating to our financial condition and results of operations, the PRC Business is discussed as discontinued operations in accordance with U.S. GAAP. In the consolidated financial statements for the year ended December 31, 2025, the operational results and cash flows of PRC Business have been excluded from our financial results from continuing operations and have been separately itemized and disclosed under discontinued operations. Retrospective adjustments to the historical statements of operations and cash flows have also been made to provide a consistent basis of comparison for the financial results. Furthermore, retrospective adjustments have been made to categorize and label the assets and liabilities of such PRC Business as “assets of discontinued operations” and “liabilities of discontinued operations,” respectively, on the balance sheets for the comparative periods.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our goals and strategies;
●	our expansion plans, including expanding into the crypto mining industry;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for, and market acceptance of, our solutions and services; and
●	general economic and business conditions.

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

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	Bitcoin prices are highly volatile, which may affect our profitability and the value of our ordinary shares;
●	our strategy of holding or managing Bitcoin as part of our treasury may expose us to significant liquidity and financial reporting risks;
●	our use of Bitcoin reserves to fund strategic initiatives, including potential investments in artificial intelligence or computing infrastructure, may expose us to additional liquidity and market risks;
●	our evolving capital allocation strategy may not achieve intended benefits and could increase execution and financial risks;
●	the price of Bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain;
●	if we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer;
●	key operating metrics such as deployed hashrate, fleet efficiency and uptime may not accurately reflect our future operating performance or financial results;
●	our mining operations rely on a combination of self-owned facilities and third-party hosting arrangements, which exposes us to a complex set of operational, contractual and infrastructure risks;

●	our substantial reliance on a third-party mining pool operator to produce Bitcoin mining income may subject our operations to increased risk of mining failure;
●	our reliance on third-party hosting service providers may subject our operations to increased risk of mining failure; and
●	we are highly dependent on financing from our related party, Antalpha, and any disruption, modification or termination of these financing arrangements could materially and adversely affect our liquidity, financial condition and results of operations.

Risks Relating to the Jurisdictions Where We Operate

We are subject to the following risks and uncertainties relating to doing business in the jurisdictions where we operate in general:

●	we face risks associated with our international operations, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects; and
●	we could be adversely affected by geopolitical developments that impact digital asset markets, mining operations and related infrastructure.

Risks Relating to Our Class A Ordinary Shares

Risks relating to our Class A ordinary shares, include, but not limited to, the following:

●	the trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to you;
●	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and trading volume could decline;
●	we may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares for a price greater than that which you paid for them; and
●	substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Risks Relating to Our Business and Industry

Bitcoin prices are highly volatile, which may affect our profitability and the value of our ordinary shares.

The fluctuation in Bitcoin price may have a material impact on our business, financial condition and results of operations. The price of Bitcoin has been extremely volatile. In 2025, the price range of Bitcoin was between approximately $76,272 and $124,753 according to Coinbase. The cost to mine a Bitcoin is substantially independent of the then current price of Bitcoin so when prices are low, the cost per coin to mine may still consume much of our available cash, which means that there is less capital with which to invest in future company growth. In addition, we have sold and may sell our Bitcoin to pay expenses on an as-needed basis, irrespective of then-current prices. Consequently, our Bitcoin may be sold at a time when the prices are low, which could adversely affect our profitability. Given the volatility of Bitcoin, these factors render us unable to accurately predict in advance what our growth plans may be and accurately forecast any revenue and profitability projections for any reporting period.

In addition, our profitability is directly impacted by changes in the value of Bitcoin because under the value measurement model, both realized and unrealized changes are reflected in our statement of operations (i.e., we will be marking Bitcoin to fair value each quarter). This means that our operating results are subject to swings based upon increases or decreases in the value of Bitcoin.

Because Bitcoin represents a core asset supporting our broader business strategy, including potential investments in computing infrastructure and other strategic initiatives, sustained declines in the price of Bitcoin could also constrain our ability to deploy capital, fund growth initiatives or support diversification efforts. As a result, Bitcoin price volatility may have a broader impact on our liquidity, capital allocation decisions and long‑term strategic flexibility than on mining profitability alone.

Furthermore, we continuously focus on Bitcoin exclusively (as opposed to other crypto assets) and our mining machines are specifically designed and configured to mine Bitcoin and cannot be economically repurposed to mine other crypto assets, such as ethereum. As a result, we have no operational diversification across other crypto asset networks, and any sustained decline in the relevance, adoption or economic viability of Bitcoin would disproportionately and adversely affect our business. If other crypto assets were to achieve acceptance at the expense of Bitcoin, causing the value of Bitcoin to decline, or if Bitcoin were to switch to another algorithm for which our mining machines are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our business, results of operations and financial performance.

Our strategy of holding or managing Bitcoin as part of our treasury may expose us to significant liquidity and financial reporting risks.

As part of our Bitcoin mining operations, we may from time to time hold Bitcoin on our balance sheet. Our ability to fund our operations, capital expenditures, strategic initiatives, including potential investments in infrastructure or emerging technologies, and other corporate needs may depend in part on our ability to monetize our Bitcoin holdings. If we need to sell Bitcoin to generate liquidity, we may be required to do so at times when market prices are unfavorable, which could reduce the value realized from such sales and adversely affect our financial condition and results of operations.

In addition, holding Bitcoin as part of our treasury may increase the volatility of our financial results and balance sheet. The market price of Bitcoin has historically been highly volatile and may fluctuate significantly over short periods of time due to factors outside our control. Changes in the market price of Bitcoin may result in significant fluctuations in the value of our digital asset holdings, which may in turn affect our reported earnings, financial condition and key financial metrics. As a result, our operating results and balance sheet may experience significant period‑to‑period volatility that is unrelated to the underlying performance of our mining operations.

Furthermore, investors may view our Class A ordinary shares as an indirect exposure to Bitcoin and may value our shares based on the market price of Bitcoin rather than our underlying operating performance. As a result, the trading price of our Class A ordinary shares may become more closely correlated with the market price of Bitcoin, which could result in significant volatility in our share price and could adversely affect the value of your investment.

Our use of Bitcoin reserves to fund strategic initiatives, including potential investments in artificial intelligence or computing infrastructure, may expose us to additional liquidity and market risks.

We may elect to sell portions of our Bitcoin holdings to fund capital expenditures, infrastructure investments or operating costs associated with strategic initiatives, including potential artificial intelligence, edge‑AI or computing projects. Such sales may occur during periods of unfavorable market conditions or heightened Bitcoin price volatility, which could reduce the proceeds available to us and negatively affect our liquidity, capital resources and financial condition.

The sale of Bitcoin reserves may also reduce our exposure to potential future appreciation in the value of Bitcoin and could limit our financial flexibility if alternative sources of capital are unavailable, delayed or costly. In addition, the timing and scale of any such sales may increase volatility in our operating results and cash flows.

Any perception by investors that we are required to liquidate Bitcoin holdings to fund operations or strategic initiatives, rather than as part of a discretionary and opportunistic capital allocation strategy, could adversely affect market confidence in our business, increase volatility in the trading price of our Class A ordinary shares and negatively impact our access to capital.

Our evolving capital allocation strategy may not achieve intended benefits and could increase execution and financial risks.

As our business evolves, we may allocate capital among Bitcoin mining operations, Bitcoin holdings and strategic initiatives, including potential investments in artificial intelligence, edge-AI or other computing infrastructure. These capital allocation decisions involve significant judgment and are subject to market conditions, technological developments, regulatory considerations and liquidity constraints, many of which are outside our control.

There can be no assurance that our capital allocation strategy will generate attractive returns or that we will be able to effectively balance near‑term liquidity needs with longer‑term strategic investments. Misallocation of capital, unfavorable timing of investments or divestitures, or changes in market conditions could result in reduced returns, increased volatility in operating results, impairment charges or constraints on our financial flexibility.

In addition, committing capital to new initiatives may reduce the resources available to support our core Bitcoin mining operations or respond to adverse developments in Bitcoin markets. If our capital allocation decisions do not achieve their intended objectives, our business, financial condition and results of operations could be materially and adversely affected.

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

Key operating metrics such as deployed hashrate, fleet efficiency and uptime may not accurately reflect our future operating performance or financial results.

We use various operating metrics to evaluate the performance of our mining operations and to communicate with investors and the market regarding our operational progress. These metrics may include, among others, total or deployed hashrate, fleet efficiency, machine uptime, energy costs and infrastructure capacity. These metrics are estimates based on internal data and assumptions and may be subject to measurement limitations, calculation methodologies and reporting differences.

In addition, these operating metrics may not directly correlate with our revenue, profitability or cash flows. For example, increases in deployed hashrate may not result in increased Bitcoin production or revenues due to factors such as increases in the global Bitcoin network hash rate, changes in mining difficulty, equipment downtime, curtailment of power supply, delays in energizing mining equipment, or unfavorable electricity pricing. Similarly, reported infrastructure capacity or installed hashrate may not reflect the timing of actual equipment deployment or operational performance.

As a result, investors should not rely solely on these operating metrics when evaluating our business or making investment decisions. If the market perceives that our reported operating metrics do not accurately reflect our operational performance or financial results, the market price of our Class A ordinary shares could be adversely affected.

Our mining operations rely on a combination of self-owned facilities and third-party hosting arrangements, which exposes us to a complex set of operational, contractual and infrastructure risks.

Our Bitcoin mining operations utilize a hybrid operating model that includes both mining infrastructure owned and operated by us and mining equipment hosted at third-party facilities. Each component of this model involves distinct operational, technical and contractual risks.

Mining equipment hosted at third-party facilities is subject to risks related to the performance, reliability and financial condition of the hosting provider, as well as the specific terms of applicable hosting agreements. These agreements typically govern matters such as electricity pricing, uptime commitments, termination rights and the allocation of operational control, and adverse developments in any of these areas could disrupt our mining operations or increase our operating costs.

In contrast, mining operations conducted at facilities owned or operated by us expose us to risks inherent in owning and managing physical infrastructure. These risks include power supply constraints, equipment failures, cooling system malfunctions, fires, flooding, natural disasters, cybersecurity incidents and other events that could result in downtime or damage to mining equipment. Our owned operations also require significant capital expenditures and ongoing maintenance, and unexpected costs, delays or operational inefficiencies could adversely affect the economics of our mining operations.

Operating physical infrastructure further subjects us to local regulatory, permitting and environmental requirements, as well as risks associated with contractors, employees and site security. Any failure to comply with applicable regulations, obtain or maintain required permits, or effectively manage personnel and third-party service providers could result in operational disruptions or restrictions on our activities.

Managing a hybrid mining model across multiple sites and jurisdictions increases operational complexity and requires substantial management attention and resources to coordinate equipment deployment, facility operations, power management and infrastructure upgrades. If we are unable to effectively manage the operational and contractual risks associated with this model, or if disruptions occur at any of our owned or hosted facilities, our mining operations, operating efficiency and Bitcoin production could be adversely affected, which could materially and adversely affect our business, financial condition and results of operations.

Our substantial reliance on a third-party mining pool operator to produce Bitcoin mining income may subject our operations to increased risk of mining failure.

We use a third-party mining pool operator, Antpool, to receive our mining rewards from the network. Based on the information from Bitmain’s official website, Antpool was originally launched by Bitmain and has operated independently since May 2021. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should Antpool’s system suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of Antpool’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, Antpool uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against Antpool if we determine the proportion of the reward paid out to us by Antpool is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from Antpool, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations. Moreover, our revenue attributable to Antpool represented 100% and approximately 98.57% of our revenue from crypto mining business in 2024 and 2025, respectively. While we started to develop relationships with alternative mining pool operators in 2025, we are subject to significant customer concentration risk relating to Antpool. We cannot assure you that we will be able to maintain our business relationship with Antpool on existing terms or at all. If we have to significantly reduce or terminate our relationship with Antpool, we may not be able to secure other mining pool operators that can provide comparable solutions to us on acceptable terms and on time, or at all.

Our reliance on third-party hosting service providers may subject our operations to increased risk of mining failure.

The performance and reliability of our mining machines and our technology is critical to our reputation and our operations. In connection with our acquisition of Bitcoin mining assets in November 2024, we engaged Bitmain to provide hosting, operation and maintenance services to our mining machines. As of December 31, 2025, the vast majority of our hash rate capacity was hosted by Bitmain and the hosting costs we incurred with Bitmain represented 100% and 94% of our total energy and hosting costs for the years ended December 31, 2024 and 2025, respectively. Because we rely on Bitmain for a substantial majority of our hosting needs, our operations and ability to mine Bitcoin could be adversely affected if Bitmain experiences general incompetence in performing its duties, experiences financial difficulties or bankruptcy, or otherwise cannot operate our Bitcoin miners in accordance with its contractual obligations. While we have made efforts to diversify our hosting suppliers and the hosting costs we incurred with Bitmain as a percentage of our total energy and hosting costs decreased to approximately 81% in the last month of 2025, we expect to continue to rely on Bitmain and other third-party hosting service providers, and if our service agreements with Bitmain or other hosting service providers terminate for any reason, we may be forced to seek other replacement service providers for this significant portion of our capacity, and there is no guarantee that we will find suitable ones on acceptable terms and on time, or at all.

We are highly dependent on financing from our related party, Antalpha, and any disruption, modification or termination of these financing arrangements could materially and adversely affect our liquidity, financial condition and results of operations.

We rely heavily on strategic funding arrangements with our related party lender, Antalpha Digital Pte. Ltd., a wholly owned subsidiary of Antalpha Platform Holding Company (NASDAQ: ANTA), collectively “Antalpha”, for a significant portion of our financing needs. Antalpha provides us with various mining-related financing arrangements, including hashrate financing loans, product loans and mining site loans. As of December 31, 2025, the aggregate outstanding principal balance under these arrangements was approximately US$557.6 million, representing approximately 50% of our total assets.

We have limited alternative sources of financing on comparable terms to replace the funding provided by Antalpha. If Antalpha were to terminate, reduce, delay or decline to renew or expand these financing arrangements, increase interest rates, require reductions of outstanding loan balances, require additional equity contributions or other forms of credit enhancement, or impose more restrictive covenants, we may not be able to obtain alternative financing in a timely manner or on commercially reasonable terms, or at all. Such a disruption could materially impair our liquidity, limit our ability to fund operations, capital expenditures, mining machine purchases, mining site development and hosting expenses, and materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, Antalpha is partially funded by Northstar Digital Holding Limited and its affiliates, or “Northstar”, which provides a significant portion of funding to Antalpha. According to Antalpha’s registration statement (File No. 333-286629), Northstar does not hold an equity interest in Antalpha but is considered to have significant influence over Antalpha based on its financing arrangements, and Northstar is currently owned by an irrevocable trust, and Mr. Ketuan Zhan is the settlor and beneficiary of such trust. We do not participate in the business decisions, financial or operating policies, funding decisions, or strategic priorities of Antalpha or Northstar, and their decisions may not align with our best interests. Any adverse changes in Antalpha’s funding, financial condition, internal policies or relationship with Northstar could negatively impact our financing arrangements, including Antalpha’s willingness or ability to maintain existing loan balances or credit terms.

Our financing arrangements with Antalpha are secured by, among other assets, our Bitcoin holdings, mining machines and 100% of the equity interests of GreenVolt Technology LLC, our wholly owned subsidiary. These borrowings are subject to loan-to-value, or LTV, requirements based on the market value of our collateral. If the market value of our collateral declines, including as a result of volatility in cryptocurrency prices, we may be required to provide additional collateral, make partial repayments to reduce outstanding loan balances, or satisfy additional collateral or equity adjustment requirements to maintain compliance with LTV ratios. Failure to maintain required LTV ratios could result in a default under the financing arrangements, permitting Antalpha to accelerate repayment and enforce its security interests, which may include the foreclosure and liquidation of our pledged assets. Any such enforcement action would materially harm our business and financial condition.

If we are unable to maintain our financing arrangements with Antalpha or secure adequate substitute funding, or if we are required to materially reduce outstanding loan balances or provide additional equity or collateral support, we may be forced to curtail operations, sell material assets, reduce our growth strategy or cease operations entirely, which could cause the price of our securities to decline significantly or become worthless.

Our mining equipment and other assets located in certain jurisdictions may be subject to theft, seizure, expropriation, or other unauthorized interference, which could result in the loss of assets and disruption of our operations.

Our mining operations rely on mining machines and related infrastructure that are hosted or located in facilities operated by third-party service providers in various jurisdictions. In certain locations, the legal, regulatory, and physical security environments may present elevated risks to the protection of our assets. Our mining equipment or other property located at these facilities may be exposed to risks of theft, confiscation, unlawful seizure, vandalism, civil unrest, or other unauthorized interference by third parties, including criminal groups, local authorities, or other actors.

In addition, because we typically do not directly control the physical premises where our mining machines are hosted, we rely on our hosting partners and local security arrangements to safeguard our equipment. These measures may not always be sufficient to prevent unauthorized access to or removal of our mining machines. If our mining machines or related equipment are stolen, damaged, seized, or otherwise rendered unavailable, we may experience operational disruptions, incur replacement or recovery costs, or lose the ability to generate mining revenue associated with such equipment.

Furthermore, in certain jurisdictions, legal remedies available to recover seized or stolen equipment may be limited, slow, costly, or ineffective, and enforcement of contractual or property rights may be uncertain. As a result, we may be unable to recover our mining equipment or obtain adequate compensation for any losses. Any such events could materially and adversely affect our business, financial condition, results of operations, and the value of our Class A ordinary shares.

Further significant disruptions in the crypto assets markets may cause further material impairment of the value and use of our mining machines.

The per coin price of Bitcoin dropped significantly in recent months and reached a low of approximately $60,000 from a high of almost $125,000 earlier in October 2025. During the fourth quarter of 2022, the per coin price of Bitcoin reached a low of approximately $15,500 from a high of almost $21,500 earlier in the quarter. This decrease in the price of Bitcoin, combined with general market sentiment caused in large part by the collapse of FTX Trading Ltd. (“FTX”) in November 2022 and various Bitcoin company-related bankruptcies and restructurings, led to a material decline in the fair value of mining machines. We started our Bitcoin mining operations in November 2024 and any future decrease in the value of Bitcoin may cause us to record impairments in the value of our current and future crypto assets.

In addition, if Bitcoin prices dropped and held at a low level for a significant period of time, it could impact our profitability such that we would possibly need to consider whether it would be prudent to leave certain of our mining machines idle until the price of Bitcoin recovers. Theoretically, there is a minimum Bitcoin price that is so low that we would be incentivized to cease our mining operations, particularly where our operating costs exceed our revenues. However, this is a complex projection involving multiple ever-changing, dynamic variables as we have multiple mining sites in different conditions and with different hosting unit prices, and these costs would need to be compared to the current revenue being produced by our mining machines.

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

Currently, miners receive both rewards of new Bitcoin and transaction fees paid in Bitcoin by persons engaging in Bitcoin transactions on the Bitcoin blockchain for being the first to solve Bitcoin blocks. As the number of Bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another crypto assets or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in our securities. Decreased use of and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of Bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many Bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of Bitcoin systems leads to ineffective decision making that slows development and growth of such crypto assets, the value of our ordinary shares may be adversely affected.

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in crypto assets using a proof-of-work consensus algorithm. In an event referred to as Bitcoin “halving,” the Bitcoin reward for mining any block is cut in half. This process is scheduled to occur once every 210,000 blocks. It is estimated that Bitcoin will halve in approximately every four years thereafter, until the total amount of Bitcoin rewards issued reaches 21.0 million, and the theoretical supply of new Bitcoin is exhausted, which is expected to occur in around 2140. Once 21.0 million Bitcoin are generated, the network will stop producing more. Currently, there are more than 20.0 million Bitcoin in circulation. While Bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that any such price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of Bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in our securities and investors could suffer a complete loss of their investment.

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

As of December 31, 2025, the plurality of our mining operations are in North America. We also have mining operations in other jurisdictions, including Africa, Asia and others. Our current or future mining sites we may establish are subject to a variety of risks relating to physical condition and operation, including, but not limited to:

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

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining crypto assets are lower than the price of a Bitcoin. Our mining machines experience ordinary wear and tear in the course of operation and may also face significant malfunctions caused by a number of extraneous factors beyond our control. We have purchased on-rack mining machines from third parties. The degradation of our mining machines requires us to, over time, replace those mining machines which are no longer functional. Additionally, as the technology evolves, we are required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that manufacturers or sellers of mining machines adjust the prices of their mining machines according to Bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain mining machines and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for Bitcoin mining machines is presently heavily dependent on China-based manufacturers. In addition, there have been shortages of the semiconductors which are key components in miner production. Should any disruptions to the China-based global supply chain for Bitcoin hardware on the spot market or otherwise occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain additional mining machines from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ordinary shares.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a Bitcoin mining activity generally requires massive amounts of electrical power. Our Bitcoin mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a Bitcoin are lower than the price of a Bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to mining operations.

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

Competitive conditions within the crypto assets industry require that we use sophisticated technology in the operation of our crypto mining business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the crypto assets industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ordinary shares.

Our strategic expansion into artificial intelligence or distributed computing infrastructure may not be successful, could require substantial capital and management resources and expose us to new operational and financial risks.

We have explored and may continue to explore opportunities to expand our infrastructure capabilities beyond Bitcoin mining, including potential applications in artificial intelligence, high-performance computing, or distributed computing services. Our exploration of these opportunities is at an early stage and remains subject to significant uncertainty. These initiatives may require significant capital investments, specialized technical expertise, and the development of new operational capabilities. In addition, such initiatives may require us to modify, retrofit or repurpose existing mining facilities or energy infrastructure, and there is no assurance that such assets will be technically suitable, economically competitive or capable of generating stable or recurring revenue in artificial intelligence‑related or computing‑related markets.

The markets for AI infrastructure and high-performance computing are highly competitive and rapidly evolving. We may face competition from well-established technology companies and infrastructure providers with greater financial, technical and operational resources than we have. The technical requirements, performance standards and service‑level expectations for AI‑related workloads may differ materially from those applicable to Bitcoin mining operations, and our existing infrastructure may require substantial additional investment or redesign to meet such requirements, if at all. In addition, the demand for such services may not develop as we expect, and the economics of operating infrastructure for these applications may differ significantly from those of Bitcoin mining. The commercial success of AI‑related infrastructure depends on factors such as customer demand, pricing dynamics, utilization rates, evolving hardware and software requirements and competition from hyperscale data center operators, and unfavorable changes in any of these factors could adversely affect our expected returns.

If we are unable to successfully develop, operate or commercialize these new infrastructure capabilities, or if the anticipated demand for such services does not materialize, our investments may not generate expected returns and our business, financial condition and results of operations could be adversely affected. Pursuing these initiatives may also divert management attention, financial resources and operational focus away from our core Bitcoin mining business, and failure to effectively execute or integrate such initiatives could result in underutilized assets, impairment charges or losses.

Our evolving business strategy may create uncertainty regarding our long‑term business focus, which could adversely affect investor perception and the trading price of our Class A ordinary shares.

Our public disclosures, strategic initiatives and capital deployment may reflect an evolving business strategy that includes Bitcoin mining, management of Bitcoin holdings and potential expansion into artificial intelligence, computing or other infrastructure‑related activities. Investors, analysts and other market participants may have different views regarding our long‑term business focus, growth profile and risk characteristics.

Any lack of clarity or perceived inconsistency regarding our strategic direction could make it more difficult for investors to evaluate our business, compare us to industry peers or assess our long‑term prospects. As a result, the trading price of our Class A ordinary shares may become more volatile and may not accurately reflect our underlying operating performance or asset values.

In addition, changes in investor perception regarding our business model or strategic priorities could adversely affect market confidence, analyst coverage and our access to capital. If market participants are uncertain about our long‑term strategy or execution capabilities, the value of your investment in our securities could be adversely affected.

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

Furthermore, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use crypto assets or to exchange crypto assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our ordinary shares.

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

Negative perception, a lack of stability in the broader Bitcoin markets and the closure or temporary shutdown of Bitcoin trading venues due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in Bitcoin and result in greater volatility in the prices of Bitcoin. To the extent investors view our ordinary shares as linked to the value of our Bitcoin holdings, such a negative perception of Bitcoin trading venues could have a material adverse effect on the market value of our ordinary shares.

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

For example, to the extent that digital assets including Bitcoins and other digital assets we own or may own are deemed by the SEC to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Company Act of 1940, including additional periodic reporting and disclosure standards and requirements and our registration as an investment company. Furthermore, one or more states may conclude Bitcoins and other digital assets we own or may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us.

If we fall within the definition of an investment company under the Investment Company Act of 1940, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally, non-U.S. issuers may not register as an investment company without an SEC order.

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

While the SEC has approved the listing and trading of several spot Bitcoin exchange-traded funds (“ETFs”) on U.S. national securities exchanges, regulatory bodies continue to closely monitor the broader cryptocurrency markets for potential fraud, manipulation, and compliance issues. Even though we do not function in the manner of an ETF, nor do we offer continuous share creation and redemption at net asset value, it is possible that we could nevertheless face regulatory scrutiny from the SEC, as a company with securities traded on the NYSE.

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

Such additional regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment to our ordinary shares in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to such obligations, and fail to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate. Any such action may adversely affect an investment in our securities or result in a complete loss for our investors.

Current interpretations require the regulation of Bitcoins under the Commodity Exchange Act, as amended, or CEA, by the Commodity Futures Trading Commission, or CFTC, which may cause us to incur additional compliance costs.

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

We may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, if in the future we engage in an investment trust, syndicate, or similar form of enterprise (a commodity pool) that solicits, accepts, or receives funds, securities, or property for the purpose of trading futures contracts, commodity options, or swaps or investing in other commodity pools, we may be required to register as a commodity pool operator and to register the Company as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in significant expenses, thereby materially and adversely impacting an investment in our ordinary shares. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease our Bitcoin operations in the U.S. Any such action may adversely affect an investment in our ordinary shares.

Our interactions with the Bitcoin network may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our policy prohibits any transactions with such SDN individuals, and we take all commercially reasonable steps to avoid such transactions, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, there is a risk that some bad actors will continue to attempt to use cryptocurrencies, including Bitcoin, as a potential means of avoiding federally imposed sanctions.

We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the cryptocurrency industry, or the potential impact of the use of cryptocurrencies by SDN or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our ordinary shares.

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

Our automotive business is currently limited to international automobile trading, which subjects us to business line concentration risks that could materially adversely affect our results of operations and growth prospects.

We have fully disposed of all our PRC-based automotive business operations and ceased all car financing-related activities globally, with our remaining automotive business now mainly consisting of used car trading operations out of China. This significant business contraction has resulted in substantial business line concentration, exposing us to unique risks that could harm our financial condition and operational results. Our revenue and operating income from the automotive business are now entirely dependent on the market conditions, regulatory environments and customer demands of these jurisdictions, and we have no diversification within the automotive business to offset adverse developments in these markets. A decline in car trading activity, whether due to economic downturns, changes in consumer purchasing preferences, supply chain disruptions, or increased competition in these local markets, would directly and materially reduce our automotive business revenue and profitability, with no other automotive business segments to mitigate such losses. In addition, our narrow focus on only international automobile trading eliminates revenue and profit contributions from complementary automotive business lines, limiting our ability to cross-sell services, leverage operational synergies or pursue growth opportunities within the broader automotive industry, which could constrain the long-term growth potential of our remaining automotive business.

Our remaining international automobile trading is subject to evolving local regulatory requirements and cross-border operational risks in the regions, and non-compliance or adverse regulatory changes could materially harm our business.

Our international automobile trading are governed by the distinct, and often evolving, regulatory frameworks of each local jurisdiction, including laws and regulations related to vehicle import and export, car valuation and disclosure, consumer protection, data privacy, tax and cross-border trade. These regulatory regimes differ and may impose more stringent requirements on car trading activities, such as mandatory vehicle condition inspections, detailed disclosure obligations for car defects, strict data protection rules for customer and vehicle information, and complex customs and tax compliance for cross-border car transactions. Adverse changes to these local regulations, such as new licensing requirements for car traders, increased inspection standards, higher tax rates on car sales, or restrictions on cross-border vehicle movement, could increase our operational costs, limit our trading activity, or require material changes to our business practices. Failure to comply with any local regulatory requirements, whether due to changes in rules, misinterpretation of local laws or operational errors, could result in fines, penalties, suspension of business activities, or legal claims by consumers or regulatory authorities in these jurisdictions. Furthermore, cross-border car trading involves additional risks such as currency exchange rate fluctuations, customs clearance delays, and trade barriers between our operating regions, any of which could disrupt our supply of cars, increase transaction costs, and negatively impact the timeliness and profitability of our car trading operations.

We may not receive the full consideration payable in connection with the disposal of our PRC business, which could materially and adversely affect our liquidity, financial condition and results of operations.

In April 2025, we entered into definitive agreements to dispose of our PRC business to Ursalpha Digital Limited for total consideration of approximately US$351.9 million. Under the share purchase agreement, we received an initial portion of the consideration at closing, while a significant portion of the purchase price is deferred, subject to holdback arrangements and contingent upon the satisfaction of post‑closing conditions.

Specifically, an amount of US$117.9 million (the “Initial Risk Holdback Amount”) was withheld from the purchase price and is payable in quarterly installments based on reductions in the credit risk exposure of the disposed PRC business, with final settlement occurring only after all risk‑bearing financings have matured or been fully resolved. As of the date of this annual report, the remaining consideration to be paid under the Initial Risk Holdback Amount is approximately US$38.7 million. In addition, US$23.4 million (the “Tax Holdback Amount”) was withheld pending the completion of required PRC tax filings and the delivery of acceptable evidence of tax payment or confirmation of non‑taxability under PRC indirect transfer rules. As a result, a material portion of the total consideration remains outstanding and has not yet been received.

Our ability to receive the remaining consideration depends on our compliance with, and the successful completion of, a number of contractual and regulatory conditions, including timely completion of PRC tax filings, payment of applicable PRC taxes (if any), delivery of tax clearance documentation, and the continued reduction and ultimate resolution of outstanding credit risk exposures associated with historical PRC automotive financing activities. These conditions involve factors that are complex, time‑consuming and, in some cases, outside of our control.

There can be no assurance that we will be able to satisfy all conditions required to release the remaining purchase price on the anticipated timeline, or at all. Delays or failures may occur due to unresolved borrower defaults, higher‑than‑expected loan losses, disputes regarding the calculation of credit risk exposure, disagreements with the purchaser regarding quarterly release amounts, or delays or adverse determinations by PRC tax authorities. In addition, the purchaser is entitled to withhold or offset amounts against the holdback balances in connection with certain indemnification claims or unresolved risk exposure calculations.

The payment of the remaining consideration is also subject to counterparty credit risk. Although the purchaser has represented that it has sufficient funds to satisfy its payment obligations, its ability or willingness to make future payments may be adversely affected by its financial condition, liquidity, access to funding, strategic priorities or disputes under the transaction documents. If the purchaser fails to make required payments, our ability to enforce our contractual rights may be subject to jurisdictional, procedural and practical uncertainties, including the need to pursue remedies through arbitration in Hong Kong and potential enforcement challenges across jurisdictions.

In addition, PRC‑related risks may further impair our ability to receive the remaining consideration. These risks include changes in PRC tax laws or interpretations, delays in administrative processing, foreign exchange controls, capital repatriation restrictions, or evolving regulatory scrutiny of offshore transactions involving PRC businesses. Any such developments could delay, reduce or prevent the release and remittance of withheld amounts.

As of the date of this report, if we are unable to receive the remaining deferred consideration in full, our maximum exposure would be up to approximately US$62.1 million, representing the combined remaining Initial Risk Holdback Amount and Tax Holdback Amount. Any failure to recover these amounts would materially reduce the proceeds realized from the disposal of our PRC business, adversely affect our liquidity and cash position, and limit our ability to deploy capital toward our Bitcoin mining operations, strategic initiatives or other corporate purposes.

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

The nature of our business requires the application of complex financial accounting rules. If financial accounting standards undergo significant changes, our operating results could fluctuate.

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

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods. This may retroactively impact previously reported results, impair our ability to provide timely and accurate financial information, and adversely affect our business, operating results and financial condition, ultimately leading to a loss of investor confidence.

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

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when the we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

Technology is a critical aspect in the efficient operation of our business, and if any of our systems contain undetected errors, or if we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may be materially and adversely affected.

The efficient and reliable operation of our business depends on technology as well as our IT systems. Our systems, enterprise applications and software on which we depend for the operation of our business may contain programming errors or other defects that our internal testing did not detect. The occurrence of such undetected errors or defects in our systems and software could disrupt operations, damage reputation and detract from the experience of users.

In addition, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner. However, we may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that we will be able to implement new technology initiatives effectively, or that we will be successful in anticipating new technology needs and demands of the market at large. Moreover, it may take an extended period of time for our new technologies and services to gain market acceptance, if at all. If we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may materially and adversely affected.

Misconducts and errors by employees and third parties collaborated with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by employees and third-party business partners collaborated with. We could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow the rules and procedures, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow existing rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025.

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

We may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our Class A ordinary shares could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, such as our directors and executive officers outside the United States. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in jurisdictions outside the United States. A majority of our directors and executive officers reside outside the United States. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

Intellectual property protection may not be sufficient in the jurisdiction in which we operate. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Meanwhile, we cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in the U.S. or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Currently, open source software is used in certain aspects of our business operations, and it is expected that open source software will continue to be used in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our technologies, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue relevant solutions or incur additional costs. We cannot be certain that open source software in the existing solutions is incorporated in a manner that is consistent with internal policies.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

Our success will in part depend on the ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including cloud computing, distributed architecture and big data analytics. If we fail to adapt our platform and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of existing services. Technical hurdles in implementing technological advances may result in the services becoming less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We are subject to risks relating to leased properties.

Currently, a majority of our offices and warehouses are on leased premises. We may not be able to successfully extend or renew these leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate the relevant offices and warehouses. Such relocation could disrupt operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, it might be difficult to locate desirable alternative sites for the current offices and warehouses, and failure in relocating the affected operations could adversely affect our business and operations.

Any failure by us or third parties it collaborates with to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage reputation, result in significant penalties, and decrease revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, existing policies and procedures may not be completely effective in preventing other parties from using us as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer, and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with it, all of which could have a material adverse effect on our financial condition and results of operations. Even if we comply with applicable anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, expand our operation and enhance our competitive position. For example, in November 2024, we entered into agreements to purchase on-rack crypto mining machines with an aggregate hashrate of 50 EH from a group of sellers, and completed the acquisition of on-rack crypto mining machines with an aggregate hashrate of 32 EH for a total purchase price of US$256 million in cash in the same month. The remaining 18 EH was acquired in a share‑settled transaction that closed in June 2025. Furthermore, in August 2025, we completed the acquisition of a 50-megawatt (MW) mining site located in Georgia, the United States. This strategic acquisition was designed not only to lower our electricity costs and enhance the stability of our mining operations, but also to help us accumulate critical operational expertise for our future expansion into the artificial intelligence sectors.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

Intense competition for employees and increases in labor costs may adversely affect our business and results of operations.

We believe our success depends on the efforts and talent of our employees, including operations, risk management, research and development, finance, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled operations, risk management, research and development, finance, and sales and marketing personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and our quality of services and ability could diminish, resulting in a material adverse effect to our business.

The economy in the jurisdictions where we operate has experienced increases in inflation and labor costs in recent years. As a result, average wages are expected to continue to increase. In addition, we are required by local laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of the employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Our corporate actions will be substantially influenced by our largest shareholder, who will have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A ordinary shares and materially reduce the value of your investment.

As of March 31, 2026, our largest shareholder, Enduring Wealth Capital Limited exercised 46.37% of the aggregate voting power of our issued and outstanding share capital. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the ownership concentration, the shareholder has the ability to exert significant influence over important corporate matters. Therefore, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all of our assets; and
●	any change in control.

These actions may be taken even if they are opposed by our other shareholders. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the Class A ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

We may incur substantial share-based compensation expenses.

In May 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the Share Incentive Plan 2018 is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. In October 2025, we further adopted the Share Incentive Plan 2025, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the Share Incentive Plan 2025 is 17,727,200 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. We have granted options to purchase our ordinary shares to certain of our employees, directors and consultants since then.

In addition, in June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and former chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder, former director and chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our Group’s profitable investment in Li Auto.

We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. We recognized US$4.9 million of share-based compensation expenses in 2025.

We may not have sufficient insurance coverage.

We maintain certain insurance coverage for our operations, including commercial general liability and umbrella liability insurance. However, our insurance policies may not cover all types of risks that we face, may be subject to significant exclusions, limitations, deductibles or self-insured retentions, and may not provide coverage in amounts sufficient to cover all potential losses. In addition, insurance markets in certain jurisdictions where we operate, or for certain categories of risk, may offer limited availability of coverage or may not offer coverage on commercially reasonable terms. As a result, we may elect not to obtain, or may be unable to obtain, certain types of insurance, or may obtain such coverage only at increased cost. Any uninsured or underinsured losses, including losses arising from business disruptions, natural disasters, cybersecurity incidents, litigation or other claims, could result in substantial costs, diversion of management attention and resources, and could adversely affect our business, financial condition and results of operations.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting us to liability, of one or more legal or administrative proceedings, could materially and adversely affect our business, financial position, results of operations or cash flows in a particular period or damage our reputation.

A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions worldwide, including the general interest rate environment and unemployment rates, may affect the price of Bitcoin. There have also been concerns over conflicts in Ukraine and the Middle East, which have resulted in volatility in financial and other markets. Furthermore, the economies may also be affected by the tensions in the relationship between China and the United States. Any of these events may materially and adversely affect our business and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in the jurisdictions where we operate.

Our IT systems infrastructure is currently deployed, and the data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with the internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of business, we may be required to upgrade our technology and infrastructure to keep up with our business growth. There can be no assurance that the current data centers and the underlying internet infrastructure and the fixed telecommunications networks will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect the costs of data center services. If the prices paid for data center services rise significantly, our results of operations may be adversely affected.

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

Our business could also be adversely affected by the effects of COVID-19 coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having COVID-19 coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the global economy in general.

Risks Relating to the Jurisdictions Where We Operate

We face risks associated with our international operations, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.

We are and will be subject to a number of risks associated with doing business in the jurisdictions where we operate, which may increase our costs, impact our ability to expand on a global basis, and require significant management attention. These risks include without limitation:

●	difficulty in staffing and managing operations in various jurisdictions;
●	the government taxes, regulations, and permit requirements;
●	fluctuations in foreign currency exchange rates and interest rates;
●	the government trade restrictions, tariffs, and price or exchange controls;
●	the labor laws, regulations and restrictions;
●	the laws, regulations, and restrictions related to foreign investments, constructions, environment protection, real properties and intellectual properties;
●	changes in diplomatic and trade relationships;
●	political instability, natural disasters, war or events of terrorism; and
●	the strength of international economies.

If we fail to successfully address these risks, our business, results of operations, financial condition and prospects could be materially harmed.

We could be adversely affected by geopolitical developments that impact digital asset markets, mining operations and related infrastructure.

Geopolitical tensions, trade disputes, sanctions regimes, armed conflicts, public health events and other international developments may adversely affect digital asset markets and the industries that support them, including Bitcoin mining. Governments in various jurisdictions may adopt or expand policies, laws or regulations affecting digital assets, blockchain technology, energy usage, cross‑border capital flows, sanctions compliance or emerging technologies, often with limited coordination or advance notice.

Such developments could result in restrictions on the import or export of mining equipment, semiconductors, energy infrastructure components or other critical hardware, as well as limitations on access to electricity, energy markets or hosting facilities. Geopolitical events may also disrupt global supply chains, increase energy costs or reduce energy availability, all of which could materially increase the cost of operating mining infrastructure or reduce mining capacity.

In addition, sanctions, export controls, investment restrictions or counter‑sanctions imposed by governments or international bodies could limit our ability to transact with certain counterparties, access financial services, source equipment or operate in certain jurisdictions. Compliance with evolving sanctions and trade control regimes may increase operational complexity and compliance costs, and any failure to comply could expose us to significant penalties, reputational harm or operational restrictions.

Geopolitical instability may also contribute to volatility in digital asset prices, global financial markets and investor sentiment. Reduced confidence in international markets, heightened regulatory scrutiny of digital assets or adverse government actions targeting energy‑intensive or emerging technologies could negatively affect the demand for Bitcoin, the economics of mining operations and our access to capital.

If we are unable to anticipate, respond to or effectively manage the risks associated with geopolitical developments and their impact on digital asset markets, energy infrastructure or international operations, our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to Our Class A Ordinary Shares

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our Class A ordinary shares have fluctuated and may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the U.S., which consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies may also negatively affect the attitudes of investors towards listed companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares.

In addition to the above factors, the price and trading volume of our Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to our business or those of our competitors;
●	price of crypto assets such as Bitcoin;
●	changes in the economic performance or market valuations of other Bitcoin mining companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and
●	sales or perceived potential sales of additional Class A ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares to decline.

We may not pay additional cash dividends, so you may not receive any return on your investment unless you sell your Class A ordinary shares for a price greater than that which you paid for them.

We have made several dividend payments to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Nonetheless, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we may not pay any additional cash dividends. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay additional dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value in the future or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline significantly. As of March 31, 2026, we had 393,219,671 Class A ordinary shares and 17,000,000 Class B ordinary shares outstanding. Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline significantly.

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

We have adopted the fourth amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to offer, allot, grant options over or otherwise dispose of unissued shares of the Company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors may in its absolute discretion determine but so that no shares shall be issued at a discount to par value. In addition, our fourth amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. A substantial portion of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers, or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

If we are classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, U.S. investors who own Class A ordinary shares may suffer adverse U.S. tax consequences.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. Specifically, the treatment of income and assets associated with the crypto mining business is not entirely clear. However, based on the composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for 2025. In addition, we may be classified as a PFIC in the current and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition.

In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. Therefore, fluctuations in the market value of our Class A ordinary shares can affect our PFIC status.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and our Class A ordinary shares are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

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

If we fail to regain compliance with the NYSE’s continued listing requirements, our Class A ordinary shares may be delisted.

On March 10, 2026, we received a notice from the NYSE informing us that we were not in compliance with the NYSE’s continued listing standards because the average closing price of our Class A ordinary shares was less than US$1.00 per share over a consecutive 30 trading‑day period. In accordance with NYSE rules, we have a six‑month cure period to regain compliance with the minimum share price requirement.

Although our Class A ordinary shares will continue to be listed and traded on the NYSE during the cure period, there can be no assurance that we will be able to regain compliance within the required timeframe. If we fail to regain compliance by the end of the cure period, the NYSE may commence suspension and delisting proceedings, which could materially and adversely affect the liquidity, market price and trading volume of our Class A ordinary shares, limit investors’ ability to buy or sell our securities, and negatively affect our ability to raise capital or consummate strategic transactions. A delisting could also result in increased volatility and reduced analyst and investor interest in our securities.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began operations in August 2010 through Shanghai Cango in China. Our business initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through Cango platform. Over time, we extended our offerings to include automobile trading solutions and after-market services. In October 2017, we incorporated Cango Inc. under the laws of the Cayman Islands, as our ultimate holding company.

In November 2024, we diversified our business operations and expanded into the crypto mining industry by announcing a landmark acquisition of crypto mining assets located outside of China with an aggregate hashrate of 50 EH. During the same month, we successfully completed the first phase of this transaction, acquiring 32 EH of hashrate for US$256 million in cash. On May 27, 2025, we completed the sale of all of our business in the PRC (the “PRC Business”), including our remaining PRC‑based auto‑related activities, as part of our strategic transition away from the automotive sector in the PRC. We accounted for the PRC Business as discontinued operations as a result of our disposal of such PRC Business. For details, see “Discontinued Operations and Basis of Presentation.”

Following the disposal of our PRC Business, we have pivoted our strategic focus toward digital assets and computing infrastructure. In June 2025, we completed the remaining portion of our previously announced acquisition of crypto mining machines with an aggregate hashrate of 18 EH through the issuance of 146,670,925 Class A ordinary shares. In July 2025, we underwent a board and management restructuring, appointing a new chairman and chief executive officer, concurrent with the resignation of our co-founders. In connection with this transition, the co-founders sold 10 million Class B ordinary shares to Enduring Wealth Capital Limited (“EWCL”) and voluntarily converted their remaining Class B ordinary shares into Class A ordinary shares.

To optimize our energy infrastructure, we acquired a 50-megawatt (MW) mining facility in Georgia, the United States, for a total cash consideration of US$19.5 million in August 2025. This acquisition was intended to enhance our operational efficiency and lay the strategic groundwork for our expansion into artificial intelligence. To further strengthen our balance sheet and support this AI computing expansion, we secured additional equity investments from our affiliates. We issued 7,000,000 Class B ordinary shares to EWCL for US$10.5 million, which closed in February 2026. Furthermore, we issued 49,242,424 Class A ordinary shares to entities wholly owned by our chairman and a director for an aggregate purchase price of US$65.0 million, which closed on March 31, 2026.

Separately, we entered into a securities purchase agreement with DL Holdings Group Limited, or DL Holdings, a Hong Kong-listed financial services group, to issue a US$10.0 million convertible note and a warrant to purchase up to 370,370 Class A ordinary shares at an exercise price of US$2.70 per share, which closed on April 1, 2026. We also entered into a non-binding memorandum of understanding with DL Holdings, under which DL Holdings may consider additional strategic investments of up to US$10.0 million to support our crypto mining and AI initiatives, subject to due diligence and definitive agreements.

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

We listed the ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018. On November 14, 2025, we terminated our American Depositary Receipt program, and our ADSs were mandatorily cancelled. Each ADS was exchanged for two Class A ordinary shares. Our Class A ordinary shares subsequently commenced direct listing and trading on the New York Stock Exchange under the symbol “CANG” on November 17, 2025.

B.Business Overview

Overview

Who We Are

We are a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. Our mining operations span over 40 sites across Asia, North America, Africa and others. Since entering the digital asset space in November 2024, we have activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, we continue to operate an online international automobile trading business through AutoCango.com.

Our Business

We have been in the automotive industry since 2010. In recent years, we have diversified our business operations and expanded our operation into crypto assets. Currently, almost all of our revenue is from the crypto mining business.

Crypto Mining Business

Starting in 2022, Cango systematically restructured and re-evaluated our business model to identify new strategic development directions. With the global surge in computing power construction driven by advancements in artificial intelligence technology, we gradually solidified our transformation strategy into “energy + computing power.” During this transition, we recognized the effective role of BTC/crypto mining in grid rebalancing and absorbing excess electricity generation. In light of the development and the increasing prevalence of crypto assets, we decided to expand our operation into the crypto assets market and commenced our crypto mining operations in November 2024.

By acquiring the crypto mining machines from Bitmain, we achieved an industry-leading scale of computing power. This allowed us to quickly establish our position in the industry and lay the groundwork for expanding along the digital economy value chain. As of December 31, 2025, our deployed hash rate was 50 EH. In 2025, we mined a total of 6,594.6 Bitcoins. In 2025, the Bitcoins mined per day was 18.07 on average.

We conduct our mining operations through engaging third-party service providers to offer us hosting, operation and maintenance services for our mining machines. Our mining machines are hosted in data centers across several countries, with the plurality located in North America. We also host mining machines in data centers located in other jurisdictions, including Africa, Asia and others. A significant portion of our mining operations is hosted and maintained by third‑party service providers, including Bitmain and its affiliates. Therefore, our operations are exposed to risks relating to hosting provider performance, financial condition, power availability and contractual terms.

Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our strategy of holding or managing Bitcoin as part of our treasury may expose us to significant liquidity and financial reporting risks,” “—Our use of Bitcoin reserves to fund strategic initiatives, including potential investments in artificial intelligence or computing infrastructure, may expose us to additional liquidity and market risks,” “—Our substantial reliance on a third-party mining pool operator to produce Bitcoin mining income may subject our operations to increased risk of mining failure,” “—Our reliance on third-party hosting service providers may subject our operations to increased risk of mining failure,” and “—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

Revenue Model

Currently, we generate most of our revenue from Bitcoin earned from mining activities. We are rewarded with Bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. As of December 31, 2025, substantially all of our Bitcoin mining income was derived through a single third‑party mining pool operator, Antpool. As a result, our ability to generate Bitcoin mining revenue is highly dependent on the continued performance, operational stability, and contractual arrangements with Antpool. Any disruption, termination, or adverse change in our relationship with Antpool could materially reduce our Bitcoin production and revenue.

Our profitability depends on several factors such as the price of Bitcoin in the market, the cost of electricity for running the mining equipment, the efficiency of the mining hardware, and the difficulty level of the puzzles. As the price of Bitcoin fluctuates, the potential profit for us changes accordingly. Furthermore, Bitcoin rewards are subject to “halving,” whereby the Bitcoin award per block is reduced by half in order to control the supply of Bitcoins on the market. With the increasing difficulty of mining and the halving of Bitcoin rewards at regular intervals, we may need to constantly upgrade our equipment and optimize our operations to maintain profitability.

Once we retrieve Bitcoins from collaterals, or start holding Bitcoins, we may sell the withdrawn Bitcoins for fiat currency from time to time depending on market conditions and cash flow needs. Because our Bitcoin holdings also serve as collateral under our financing arrangements, fluctuations in Bitcoin prices may affect both our liquidity and our ability to access financing.

Crypto Mining Operations

We commenced our crypto mining operations in November 2024. On November 6, 2024, we entered into agreements to purchase on-rack crypto mining machines with an aggregate hashrate of 50 EH. The agreements detail two acquisitions of mining machines from different sellers, with hashrates of 32 EH and 18 EH, respectively. We completed the acquisition of crypto mining machines with an aggregate hashrate of 32 EH for a total purchase price of US$256 million in cash in the same month. The remaining 18 EH was acquired in a share‑settled transaction that closed in June 2025. As a result, we became the owner of the mining machines and are entitled to all of their computing power and the Bitcoins mined.

We are rewarded with Bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. These Bitcoin rewards are subject to “halving,” whereby the Bitcoin award per block is reduced by half in order to control the supply of Bitcoins on the market. Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Business and Industry—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

We conduct our mining operations through engaging third-party service providers to offer us hosting, operation and maintenance services for our mining machines. Once we retrieve those Bitcoins from collaterals, or start holding Bitcoins, we may sell the Bitcoins withdrawn for fiat currency from time to time depending on market conditions and cash flow needs. Because our Bitcoin holdings also serve as collateral under our financing arrangements, fluctuations in Bitcoin prices may affect both our liquidity and our ability to access financing. We entered into service framework agreement with Bitmain on November 6, 2024 for a term of 1.5 years since the mining machines were powered on. We agree to pay Bitmain hosting service fees based on power consumption or online average hashrate, depending whether the data centers which host our mining machines have sub-meter conditions, as well as on effective unit price per kWh pursuant to the agreement. We also agree to pay Bitmain operational and maintenance services fees based on power consumption and operation and maintenance unit price set forth in the agreement. The service framework agreement can be terminated by either party by giving a 30-day prior written notice to the other party and upon satisfying certain conditions. It can also be terminated under circumstances such as bankruptcy, insolvency, and assignment of assets of creditors, among others.

Our mining machines are hosted in data centers in several countries, with the plurality located in North America. Our mining machines are also hosted in data centers located in other jurisdictions, including Africa, Asia and others.

Funding of Our Crypto Mining Operations

To better fund our mining operations, we entered into a master loan agreement on November 11, 2024 with Antalpha Digital Pte. Ltd, or Antalpha. Antalpha is considered a related party of the Company, notwithstanding that Antalpha does not hold an equity interest in the Company. On July 23, 2025, the Company and Antalpha became related parties. Since such date, Mr. Xin Jin, the chief executive officer, chairman and founder of Antalpha, has served as the chairman and a non-executive director of the Company. Additionally, two of the three individuals controlling Enduring Wealth Capital Limited, which controls the Company, were also among the three individuals controlling Antalpha Technologies Holding Company, which controls Antalpha. One of these two individuals transferred her interest in Enduring Wealth Capital Limited to another person not referenced above on November 26, 2025. Pursuant to the master loan agreement, we may request Antalpha to provide a loan in digital currency, fiat currency or other property agreed between the parties. The amount we are able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral posted by us at the lender-designated wallets. Based on the agreement, there is no specific limit on the amount we are able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount we may draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have a fixed maturity as long as sufficient collateralization has been maintained.

On September 30, 2025, we entered into a supplemental agreement with Antalpha to amend the facility from an open-term arrangement to a fixed-term loan maturing on April 30, 2028. No other material terms were modified. As a result, the loan was reclassified as long-term debt. On August 11, 2025 and November 11, 2025, we also entered into separate product loan agreements with Antalpha, under which Antalpha agreed to provide financing, denominated in digital currency and/or fiat currency, for the purchase of mining machines. Each of these facilities has a two-year term. In addition, on December 11, 2025, we entered into a loan and security agreement for a revolving credit facility with a two-year term. As of December 31, 2025, to secure the foregoing indebtedness, we had pledged all of our Bitcoin holdings, mining machines, and the equity interests in GreenVolt Technology LLC, the entity that holds all of our mining site assets. As of December 31, 2025, all of our Bitcoins with a gross carrying amount of US$644.0 million were posted as collateral to secure an outstanding loan balance of US$557.6 million. As a result, we are highly dependent on Antalpha for a substantial portion of our liquidity and financing needs, and our financial flexibility is closely tied to Antalpha’s willingness to continue providing financing on acceptable terms.

Furthermore, our financing arrangements with Antalpha are subject to loan‑to‑value requirements based on the market value of our Bitcoin collateral, and declines in Bitcoin prices may require us to provide additional collateral, reduce outstanding loan balances or otherwise satisfy contractual requirements. In addition, Antalpha has broad discretion to approve or decline loan requests and may terminate or modify financing arrangements in accordance with the terms of the master loan agreement. For a discussion of the risks associated with our reliance on Antalpha and the potential impact on our liquidity and operations, see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are highly dependent on financing from our related party, Antalpha, and any disruption, modification or termination of these financing arrangements could materially and adversely affect our liquidity, financial condition and results of operations.”

Technology System

The in-house research and development department comprised 17 employees as of December 31, 2025, including core team members with extensive experience with leading internet and technology companies. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

Competition

The crypto assets industry is a highly competitive and rapidly changing industry. Miners can range from individual hobbyists to large-scale professional operations with dedicated data centers and may collaborate by joining mining pools. We compete or may in the future compete with other companies that focus all or a portion of their activities on owning or operating crypto assets exchanges, developing programming for the blockchain, and mining activities. We primarily compete on factors such as access to mining machines, electricity costs, hosting and infrastructure availability, operational efficiency, technical capabilities and access to capital.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property to be important to our business, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We are the registered holder of the domain names cangoonline.com and AutoCango.com.

Insurance

We maintain certain commercial insurance policies for our operations, including commercial general liability insurance and umbrella liability insurance. We also maintain directors’ and officers’ liability insurance for members of our board of directors and management. In addition, we maintain property insurance for our facilities, including our self-operated mining site in Georgia and our headquarters and warehouse in Texas. We may not maintain certain specialized insurance coverage, which depends on availability and cost on commercially reasonable terms. Our insurance coverage may not be sufficient to cover all losses or liabilities, and our policies are subject to exclusions, limitations, deductibles and other conditions.

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

For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

C.Cango Inc. Organization Structure

The following diagram illustrates our corporate structure as of December 31, 2025. The following diagram omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Cango Inc.[1] (Cayman Islands)
AutoCango Limited (Hong Kong) [2]
GreenVolt Innovations HK Limited (Hong Kong) [3]
GreenVolt Innovations CA Limited (British Virgin Islands) [4]
GreenVolt Innovations ET Limited (British Virgin Islands) [3]
EcoHash LLC (United States) [4]
GreenVolt Innovations AA1 LLC (United States) [3]
GreenVolt Innovations AA2 LLC (United States) [3]
GreenVolt Innovations LLC (United States) [3]
GreenVolt Technology LLC (United States) [5]
EcoHash Technology LLC (United States) [6]

(1)	Investors in our ordinary shares hold equity interest in Cango Inc., which does not conduct operations.
(2)	The company is related to the international automobile trading business.
(3)	The companies are primarily engaged in Bitcoin mining operations.
(4)	The companies are engaged in group managerial activities and investment holding.
(5)	The company is for potential strategic acquisition.
(6)	The company is related to the AI business.

D.Facilities

Our corporate headquarters are located in Dallas, Texas, where we lease approximately 27,952 square meters of office space. We also purchased lands of approximately 40,468.6 square meters in Georgia as fixed assets. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate future expansion plans.

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

A.Operating Results

Overview

We are a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. Our mining operations span over 40 sites across Asia, North America, Africa, and others. Since entering the digital asset space in November 2024, we have activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, we continue to operate an online international automobile trading business through AutoCango.com.

We are rewarded with Bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. We conduct our mining operations through engaging third-party service providers to offer us hosting, operation and maintenance services for our mining machines.

We have previously conducted loan facilitations, aftermarket services, financing leasing services, domestic automobile trading and related services in the PRC (the “PRC Business”) through a series of VIE contractual agreements. On May 27, 2025, we have finalized the divestment of all our PRC Business. Since then, we no longer retained any financial interest over the PRC Business related VIEs and accordingly deconsolidated the PRC Business related VIE’s financial statements from our consolidated financial statements. The disposal of PRC Business represented a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities and results of operations related to the PRC Business have been reported as discontinued operations. For details, see “Discontinued Operations and Basis of Presentation.”

Our consolidated financial statements and the financial data included in this annual report reflect our recent discontinued operations discussed above, and retrospective adjustments have been made throughout the relevant periods to provide a consistent basis of comparison for the financial results. In addition, to assist in evaluating the discontinued operations disclosure, we have included certain operation and financial measures of discontinued operations and have divided the analysis into separate discussions for continuing operations and discontinued operations.

Results of Operations

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

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Revenues	—	—	89,908,403	100.0	688,079,223	100.0
Bitcoin mining income	—	—	89,908,403	100.0	675,501,646	98.2
International automobile trading income	—	—	—	—	9,831,011	1.4
Other revenues	—	—	—	—	1,249,779	0.2
Other revenues from related parties	—	—	—	—	1,496,787	0.2
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown below)	—	—	63,547,329	70.7	543,299,866	79.0
Cost of revenue (depreciation)	—	—	11,539,783	12.8	116,636,416	17.0
General and administrative	7,023,689	—	15,807,334	17.6	27,818,694	4.0
General and administrative - related parties	—	—	—	—	1,079,422	0.2
Provision for credit losses	—	—	711,224	0.8	1,677,444	0.2
Impairment loss from mining machines	—	—	—	—	338,280,027	49.2
Gain from changes in fair value of crypto currencies	—	—	—	—	(115,331)	(0.0)
Loss from changes in fair value of receivable for Bitcoin collateral	—	—	3,417,442	3.8	96,498,438	14.0
Total operating costs and expenses	7,023,689	—	95,023,112	105.7	1,125,174,976	163.5
Operating loss from continuing operations	(7,023,689)	—	(5,114,709)	(5.7)	(437,095,753)	(63.5)
Interest income	9,271,662	—	9,454,145	10.5	2,017,566	0.3
Net loss on equity securities	(6,489)	—	—	—	—	—
Interest expense	(37)	—	(93,276)	(0.1)	(5,910,431)	(0.9)
Interest expense - related party	—	—	—	—	(14,055,103)	(2.0)
Foreign exchange loss, net	(26,320)	—	(125)	(0.0)	(225,383)	(0.0)
Other income	726,930	—	511,292	0.6	4,065,198	0.6
Other expenses	—	—	—	—	(743,405)	(0.1)
Net income (loss) before income taxes from continuing operations	2,942,057	—	4,757,327	5.3	(451,947,311)	(65.7)
Income tax expense	—	—	—	—	(842,023)	(0.1)
Net income (loss) from continuing operations	2,942,057	—	4,757,327	5.3	(452,789,334)	(65.8)
Discontinued operations:	—	—	—	—	—	—
Income (loss) from discontinued operations	4,907,497	—	37,078,635	41.2	(129,822,040)	(18.9)
Income tax expense	(13,326,297)	—	(183,651)	(0.2)	(39,340,669)	(5.7)
Net (loss) income from discontinued operations	(8,418,800)	—	36,894,984	41.0	(169,162,709)	(24.6)
Net (loss) income	(5,476,743)	—	41,652,311	46.3	(621,952,043)	(90.4)

Crypto Mining Business

In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the crypto assets market. We commenced our crypto mining business in November 2024. We are rewarded with Bitcoins from mining pools in exchange for the hash calculation provided by us to the mining pool operators. These Bitcoin rewards are subject to “halving,” whereby the Bitcoin award per block is reduced by half in order to control the supply of Bitcoins on the market. Please see “Item 3.—Key Information—Risk Factors—Risks Relating to Our Business and Industry—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

We conduct our mining operations through engaging third-party service providers to offer us hosting, operation and maintenance services for our mining machines. Once we retrieve those Bitcoins from collaterals, or start holding Bitcoins, we may sell the Bitcoins withdrawn for fiat currency from time to time depending on market conditions and cash flow needs. Our mining machines are hosted in data centers in several countries, with the plurality located in North America. Our mining machines are also hosted in data centers located in other jurisdictions, including in Africa, Asia and others.

As of December 31, 2025, our deployed hash rate was 50 EH. In 2025, we mined a total of 6,594.6 Bitcoins. In 2025, the Bitcoins mined per day was 18.07 on average.

Key Factors Affecting Our Results of Operations – Continuing Operations

Our Ability to Grow Our Hash Rate

Our ability to mine Bitcoin and generate profits is directly tied to our mining machine’s hash rate, which is its computational power relative to the global network hash rate—the aggregate computing power supporting the Bitcoin blockchain. As demand for Bitcoin increases, the global network hash rate rapidly increases, and as more adoption of Bitcoin occurs, we expect the demand for new Bitcoin will likewise increase as more mining companies are drawn into the industry by this increase in demand. Further, as more and increasingly powerful mining machines are deployed, the network difficulty for Bitcoin increases. Network difficulty is a measure of how difficult it is to solve a block on the Bitcoin blockchain, which is adjusted every 2,016 blocks, or approximately every two weeks. A higher difficulty means more computing power is needed to solve a block and earn Bitcoin rewards, directly impacting a miner’s profitability. If we fail to upgrade our mining machines or deploy additional hash rate, our share of the global network hash rate and consequently, our chances of earning Bitcoin rewards will diminish, reducing overall profitability. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.”

Market Conditions of Bitcoin

Our business is heavily dependent on the price of Bitcoin. The prices of crypto assets, including Bitcoin, have historically experienced substantial volatility, and crypto assets prices have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other crypto assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and producers. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Bitcoin prices are highly volatile, which may affect our profitability and the value of our ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The price of Bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain.”

The halving is an important part of the Bitcoin ecosystem, and it is closely watched by miners, investors and other participants in the crypto assets market. Each halving event has historically been associated with significant price movements in the value of Bitcoin. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.”

Market Conditions and Government Policies in the Jurisdictions Where We Operate

Governmental policies affecting the crypto assets market are developing and evolving, creating both challenges and opportunities that could affect our financial performance. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make current business operations more difficult or expensive, or result in changes to solutions and services offerings and hence the ability to price solutions, these events could also provide new product and market opportunities.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively. The competitive position may be affected by, among other things, service quality and ability to price solutions and services competitively. We will continue to invest in technologies to improve our efficiency of operation and control Bitcoin mining costs. As new competitors or new solutions and services emerges that compete with ours, we will need to continue to introduce new solutions and services or enhance existing ones to stay competitive. Whether and how quickly we can do so will have a significant impact on our financial performance.

Reporting Currency

We changed the reporting currency of our consolidated financial statements from Renminbi to U.S. dollars, reflecting the profile of our revenue and profit after the divestiture of our China assets in May 2025. The change was effective from our results for the third quarter 2025, which were reported in U.S. dollars with all comparative numbers recast in U.S. dollars.

Non-GAAP Measures

As part of our review of business performance, we present adjusted EBITDA as non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of our core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net (loss) income	(5,476,743)	41,652,311	(621,952,043)
Less: Discontinued operations:
Income (loss) from discontinued operations	4,907,497	37,078,635	(129,822,040)
Income tax expense	(13,326,297)	(183,651)	(39,340,669)
Net (loss) income from discontinued operations	(8,418,800)	36,894,984	(169,162,709)
Net income (loss) from continuing operations	2,942,057	4,757,327	(452,789,334)
Add: Interest expense	37	93,276	19,965,534
Add: Income tax expense	—	—	842,023
Add: Depreciation	1,512	11,540,658	116,660,327
Cost of revenue	—	11,539,783	116,636,416
General and administrative	1,512	875	23,911
Add: Impairment loss from mining machines	—	—	338,280,027
Add: Other expenses	—	—	743,405
Less: Other income	(726,930)	(511,292)	(4,065,198)
Add: Share-based compensation expenses(1)	3,502,433	1,404,008	4,881,377
Non-GAAP adjusted EBITDA	5,719,109	17,283,977	24,518,161
(1)	ESOP Expenses are all allocated to general and administrative expenses.

Components of Results of Operations from Continuing Operations

Revenues

Our revenues mainly consist of Bitcoin mining income and international automobile trading income. We generate Bitcoin mining income by providing hash calculation to mining pool operators based on cooperation agreements. Automobile trading income relates to the automobile trading solutions.

The following table sets forth components of our revenues, both in absolute amount and as a percentage of the total revenues, for the periods presented.

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Revenues：
Bitcoin mining income	—	—	89,908,403	100.0	675,501,646	98.2
International automobile trading income	—	—	—	—	9,831,011	1.4
Other revenues	—	—	—	—	1,249,779	0.2
Other revenues from related parties	—	—	—	—	1,496,787	0.2
Total	—	—	89,908,403	100.0	688,079,223	100.0

Operating Cost and Expenses

Our operating costs and expenses consist of cost of revenue, general and administrative expenses, provision for credit losses, impairment loss from mining machines, loss from changes in fair value of receivable for Bitcoin collateral and gain from changes in fair value of crypto currencies.

Cost of Revenue

Our cost of revenue primarily consists of cost of mining machines’ depreciation, cost of hosting expenses of mining machines and cost of vehicle. Cost of revenues are expensed as incurred when the corresponding services have been provided or goods have been delivered. The following table sets forth components of our cost of revenue, both in absolute amount and as a percentage of the Company’s total revenues, for the periods presented.

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Cost of revenue:
Cost of mining services - depreciation	—	—	11,539,783	12.8	115,835,500	16.8
Cost of mining services - energy and hosting costs	—	—	63,547,329	70.7	525,636,805	76.4
Cost of vehicle	—	—	—	—	9,497,111	1.4
Others	—	—	—	—	8,966,866	1.3
Total	—	—	75,087,112	83.5	659,936,282	95.9

General and Administrative Expenses

Our general and administrative expenses consist primarily of compensation related to management, accounting and finance, legal, human resources and other administrative personnel, professional service fee as well as rent for office spaces related to various administrative activities.

Provision for Credit Losses

Our provision for credit losses consists primarily of the allowance for credit losses on the receivable for Bitcoin collateral. We apply the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

Impairment Loss from Mining Machines

Impairment loss from mining machines in 2025 was US$338.3 million. This non-cash impairment loss primarily resulted from: (i) the pricing of the 18 EH/s of mining machines acquired through a share-settled transaction entered in November 2024. By the time the mining machines were delivered in June 2025, our share price had nearly doubled, which triggered a non-cash accounting adjustment of US$256.9 million in accordance with applicable accounting standards; and (ii) an additional impairment loss of US$81.4 million was recognized as a result of the year-end impairment test, which indicated that the estimated fair value of our mining machines was lower than their net carrying value as of December 31, 2025, primarily due to the decline in the price of Bitcoin.

Loss from Changes in Fair Value of Receivable for Bitcoin Collateral

We recorded loss from changes in fair value of receivable for Bitcoin collateral of US$96.5 million in 2025, which represented the change in fair value of the collateralized Bitcoin as of December 31, 2025 from the value of Bitcoin received from our mining activity.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

USA

Our subsidiaries incorporated in USA are subject to the federal corporate income tax rate in the United States at the rate of 21%. Unlike the uniform federal rate, state corporate income tax rates vary significantly. The rates range from as low as 2.0% to as high as 11.5%.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to corporate income tax at the statutory rate of 17% on their assessable profits generated from Singapore.

Comparison of Year Ended December 31, 2025 and Year Ended December 31, 2024

Discussions below reflect results of operations related to continuing operations.

Revenues. Our revenues increased from US$89.9 million in 2024 to US$688.1 million in 2025, primarily driven by (i) the expansion of our deployed Bitcoin mining hashrate from 32 EH/s to 50 EH/s beginning June 27, 2025, and (ii) the fact that mining operations only commenced on November 11, 2024, resulting in revenue contribution for approximately two months in 2024.

Operating cost and expenses. Our operating cost and expenses increased from US$95.0 million in 2024 to US$1,125.2 million in 2025.

●	Cost of revenue (exclusive of depreciation shown below). Our cost of revenue, excluding depreciation, increased from US$63.5 million in 2024 to US$543.3 million in 2025, primarily in line with the increase in revenues.
●	Cost of revenue (depreciation). Our cost of revenue related to depreciation increased from US$11.5 million in 2024 to US$116.6 million in 2025, primarily due to a full year of depreciation for mining machines in 2025, compared to only approximately two months in 2024, as mining operations commenced on November 11, 2024. In addition, the expansion of deployed mining capacity from 32 EH/s to 50 EH/s beginning June 27, 2025 further contributed to the increase.
●	General and administrative expenses. Our general and administrative expenses increased from US$15.8 million in 2024 to US$28.9 million in 2025, including US$1.1 million attributable to related parties, primarily due to the recruitment of experienced talent to support the development of new business initiatives as part of our restructuring.
●	Impairment loss from mining machines in 2025 was US$338.3 million. This non-cash impairment loss primarily resulted from: (i) the pricing of the 18 EH of mining machines acquired through a share-settled transaction entered in November 2024. By the time the mining machines were delivered in June 2025, our share price had nearly doubled, which triggered a non-cash accounting adjustment of US$256.9 million in accordance with applicable accounting standards; and (ii) an additional impairment loss of US$81.4 million was recognized as a result of the year-end impairment test, which indicated that the estimated fair value of our mining machines was lower than their net carrying value as of December 31, 2025, primarily due to the decline in the price of Bitcoin.
●	Loss from changes in fair value of receivable for Bitcoin collateral. Our loss from changes in fair value of receivable for Bitcoin collateral increased from US$3.4 million in 2024 to US$96.5 million in 2025, primarily due to the downward change in the market price of Bitcoin, which reduced the fair value of the Bitcoin pledged as collateral compared to the market price of Bitcoin at the time it was received from our mining activities.

Interest income. Our interest income decreased from US$9.5 million in 2024 to US$2.0 million in 2025, primarily due to the decreased balances of bank deposits maintained for the year ended December 31, 2025.

Interest expense. Our interest expense increased from US$93.3 thousand in 2024 to US$5.9 million in 2025. Our interest expense – related party increased from nil in 2024 to US$14.1 million in 2025. Both increases were attributable to loan facilities used to fund mining operations.

Other income. Our other income increased from US$0.5 million in 2024 to US$4.1 million in 2025, primarily due to the income from ADS depositary fee.

Net (loss) income before income taxes. As a result of the foregoing factors, we recorded net loss before income taxes of US$451.9 million in 2025, compared with net income before income taxes of US$4.8 million in 2024.

Our income tax expense increased from nil in 2024 to US$0.8 million in 2025, primarily representing income taxes payable on taxable income subject to applicable statutory tax rates.

Net (loss) income from continuing operations. As a result of the foregoing factors, we recorded net loss of US$452.8 million from continuing operations in 2025, as compared to net income of US$4.8 million from continuing operations in 2024.

Net income (loss) from discontinued operations

In 2025, we recorded a loss from discontinued operations of US$169.2 million in connection with the divestiture of our PRC business. The loss included a one-time release of cumulative foreign currency translation adjustment of US$44.3 million from accumulated other comprehensive loss, loss from discontinued operations of US$7.2 million, loss from disposal of discontinued operations of US$78.4 million and income tax expenses of US$39.3 million related to the PRC withholding tax on the indirect transfer of such assets.

In 2024, we recorded a net income of US$36.9 million from discontinued operations, primarily attributable to net recovery on provision for credit losses and net gain on contingent risk assurance liabilities.

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

For a discussion of the Company’s results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in 2024 annual report.

B.Liquidity and Capital Resources

Our principal sources of liquidity have been issuance of equity securities, borrowings from banks, related parties and other third-parties and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In particular, we have secured equity financings for a total amount of US$75.5 million from January 1, 2026 to the date of this annual report. Our cash flow projections indicate that our existing cash and cash equivalents and cash provided by operating activities, together with additional financing available, will be sufficient to cover the liquidity needs that become due within one year after the date that the consolidated financial statements are issued.

As of December 31, 2025, we had cash and cash equivalents of US$41.2 million, as compared to cash and cash equivalents of US$90.4 million as of December 31, 2024. Our cash is stated at cost which approximates their fair value.

As of December 31, 2025, we had long-term debt of US$557.6 million, primarily incurred to fund our mining operations, including the purchase of mining machines, related hosting services, and mining site infrastructure. On November 11, 2024, we entered into a master loan agreement with Antalpha Digital Pte. Ltd. (“Antalpha”). On July 23, 2025, the Company and Antalpha became related parties. Since such date, Mr. Xin Jin, the chief executive officer, chairman and founder of Antalpha, has served as the chairman and a non-executive director of the Company. Additionally, two of the three individuals controlling Enduring Wealth Capital Limited, which controls the Company, were also among the three individuals controlling Antalpha Technologies Holding Company, which controls Antalpha. One of these two individuals transferred her interest in Enduring Wealth Capital Limited to another person not referenced above on November 26, 2025. Pursuant to the master loan agreement, Antalpha established an open-ended line of credit that allowed it to lend us digital assets without a specified maturity date. On September 30, 2025, we entered into a supplemental agreement with Antalpha to amend the facility from an open-term arrangement to a fixed-term loan maturing on April 30, 2028. No other material terms were modified. As a result, the loan was reclassified as long-term debt. On August 11, 2025 and November 11, 2025, we also entered into separate product loan agreements with Antalpha, under which Antalpha agreed to provide financing, denominated in digital currency and/or fiat currency, for the purchase of mining machines. Each of these facilities has a two-year term. In addition, on December 11, 2025, we entered into a loan and security agreement for a revolving credit facility with a two-year term. As of December 31, 2025, to secure the foregoing indebtedness, we had pledged all of our Bitcoin holdings, mining machines, and the equity interests in GreenVolt Technology LLC, the entity that holds all of our mining site assets.

Despite our cash on hand and the long-term indebtedness described above, we had a working capital deficit as of December 31, 2025, as our current liabilities of US$176.7 million exceeded our current assets of US$125.1 million. We have been actively seeking additional liquidity to meet our anticipated working capital needs and to support potential investments, acquisitions, capital expenditures and other strategic initiatives.

On December 29, 2025, we entered into investment agreements with Enduring Wealth Capital Limited (“EWCL”), pursuant to which EWCL agreed to make equity investments of US$10.5 million in the Company in exchange for 7,000,000 Class B ordinary shares. The transaction closed on February 9, 2026, generating net proceeds equivalent to US$10.5 million, settled in USDT.

On February 12, 2026, we entered into definitive agreements with entities wholly owned by Mr. Xin Jin, chairman of the Company, and Mr. Chang-Wei Chiu, a director of the Company, pursuant to which such entities agreed to make aggregate equity investments of US$65.0 million in the Company in exchange for 49,242,424 Class A ordinary shares. The transaction closed on March 31, 2026, generating net proceeds equivalent to US$65.0 million, settled in USDT.

On April 1, 2026, we entered into a securities purchase agreement (the “SPA”) with DL Holdings Group Limited, or DL Holdings, in which one of our directors holds approximately 3.12% of the issued shares through entities controlled by him. Pursuant to the SPA, we issued to DL Holdings (i) a convertible note in the principal amount of US$10.0 million (the “Note”) and (ii) a warrant to purchase up to 370,370 Class A ordinary shares at an exercise price of US$2.70 per share (the “Warrant”). The initial maturity date of the Note is April 1, 2028, subject to certain optional extensions. The Note may be converted into Class A ordinary shares at a conversion price of US$1.62 per share at any time from April 1, 2027 until maturity. The Warrant is exercisable immediately upon issuance, in whole or in part, and will expire on April 1, 2028. The Company received gross proceeds of US$10.0 million upon closing on April 1, 2026. We also entered into a non-binding memorandum of understanding with DL Holdings, under which DL Holdings may consider additional strategic investments of up to US$10.0 million to support our crypto mining and AI initiatives, subject to due diligence and definitive agreements.

Concurrently with these financing activities, we implemented a strategic rationalization of our crypto mining operations to prioritize margin resilience and optimize overall mining economics. From the end of 2025, we entered into agreements with third-party customers to sell mining machines representing approximately 11.0 EH/s of hashrate for total consideration of US$19.8 million. As of March 31, 2026, our total operational hashrate was around 37.0 EH/s, comprising our core self-mining fleet and hashrate leasing arrangements.

To further optimize our capital structure and de-leverage our balance sheet, we completed strategic sales of an aggregate of 6,451 Bitcoins held in our treasury by March 31, 2026, generating substantial liquidity to retire outstanding Bitcoin-backed borrowings. Following these dispositions, as of March 31, 2026, our total outstanding Bitcoin-backed loan balance was reduced to US$30.6 million from US$557.6 million as of December 31, 2025, and we retained a treasury position of 1,025.69 Bitcoins.

The issuance of additional equity may result in dilution to our shareholders. The incurrence of additional indebtedness would increase our fixed obligations and may subject us to operating and financial covenants that could restrict our operations. We cannot assure you that additional financing will be available on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows from the continued operations for the periods presented:

	Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Summary of Consolidated Cash Flow Data of Continued Operations:
Net cash provided by/(used in) operating activities	7,285,092	(79,681,585)	(95,421,756)
Net cash provided by/(used in) investing activities	112,897,332	(93,097,576)	132,861,502
Net cash (used in) financing activities	(33,605,788)	(12,274,829)	(148,920,118)
Cash and cash equivalents at beginning of the year	15,729,001	102,278,832	90,431,392
Cash and cash equivalents at end of the year	102,278,832	90,431,392	41,243,627

Operating Activities

Net cash used in operating activities from continuing operations was US$95.4 million in 2025, primarily due to the net loss from continuing operations of US$452.8 million, adjusted for (i) impairment loss from mining machines of US$338.3 million, (ii) depreciation and amortization of US$117.0 million, (iii) share-based compensation expenses of US$4.9 million, (iv) US$478.1 million of energy and hosting costs settled through crypto currencies and (v) loss from changes in fair value of Bitcoin collaterals of US$96.5 million, partially offset by Bitcoin mining income of US$675.5 million.

Net cash used in operating activities from continuing operations was US$79.7 million in 2024, primarily due to the net income from continuing operations of US$4.8 million, adjusted for (i) depreciation and amortization of US$11.8 million, (ii) share-based compensation expenses of US$1.4 million, and (iii) loss from changes in fair value of Bitcoin collaterals of US$3.4 million, partially offset by Bitcoin mining income of US$89.9 million.

Net cash provided by operating activities from continuing operations was US$7.3 million in 2023, primarily due to the net income from continuing operations of US$2.9 million, adjusted for share-based compensation expenses of US$3.5 million.

Cash provided by operating activities from discontinued operations was US$139.0 million and US$38.9 million in 2023 and 2024, respectively, and cash used in operating activities from discontinued operations was US$14.4 million in 2025.

Investing Activities

Net cash provided by investing activities from continuing operations was US$132.9 million in 2025, primarily due to (i) net proceeds from sale of discontinued operations of US$209.6 million and (ii) proceeds from redemption of other short-term investments of US$40.1 million, partially offset by payments for the mining machines, mining sites, and intangible assets of US$114.8 million.

Net cash used in investing activities from continuing operations was US$93.1 million in 2024, primarily due to payments for the mining machines of US$128.0 million and purchase of held-to-maturity investment of US$319.0 million, partially offset by maturities of held-to-maturity investment of US$354.0 million.

Net cash provided by investing activities from continuing operations was US$112.9 million in 2023, primarily due to proceeds from redemption of other short-term investments of US$290.0 million, partially offset by purchase of other short-term investments of US$177.1 million.

Cash provided by investing activities from discontinued operations was US$190.1 million in 2023, and cash used in investing activities was US$85.6 million and US$54.2 million in 2024 and 2025, respectively.

Financing Activities

Net cash used in financing activities from continuing operations was US148.9 million in 2025, primarily for the repayment of borrowings of US$174.3 million, offset by the proceeds received from borrowings from a related party of US$26.2 million.

Net cash used in financing activities from continuing operations was US$12.3 million in 2024, primarily due to the payment to repurchase treasury shares of US$12.6 million.

Net cash used in financing activities from continuing operations was US$33.6 million in 2023, primarily due to the payment to repurchase treasury shares of US$34.2 million.

Cash used in financing activities from discontinued operations was US$136.6 million and US$5.4 million in 2023 and 2024, respectively. There were no financing activities from discontinued operations in 2025.

Capital Expenditures

We made capital expenditures, including payments settled in cryptocurrencies, of nil, US$128.1 million and US$151.0 million in 2023, 2024 and 2025, respectively, to support our continuing operations. In these periods, such capital expenditures were mainly used for the purchases of mining machines, mining sites and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and for any subsequent interim period primarily include capital commitment obligations, operating lease commitments, capital expenditures related to our mining operations, and, from time to time, repurchases of our equity securities. See “—Capital Expenditures” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

In light of our working capital deficit as of December 31, 2025, we expect to fund our existing and future material cash requirements through a combination of our existing cash and cash equivalents, and proceeds from equity and debt financing arrangements. We have been actively pursuing additional financing sources to support our liquidity needs and ongoing business initiatives; however, we cannot assure you that such financing will be available in sufficient amounts or on acceptable terms, if at all.

The following table set forth our indebtedness and contractual obligations as of December 31, 2025:

	Payment due by period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	US$	US$
Long - term debts - related party	557,567,671	—	557,567,671	—	—
Capital commitment obligations	46,179,649	46,179,649	—	—	—
Operating lease commitment obligations	2,543,551	693,030	1,000,054	828,138	22,329
Total	606,290,871	46,872,679	558,567,725	828,138	22,329

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Cango Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by its subsidiaries. If the existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of the our subsidiaries may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.Research and Development

We have focused on and will continue to invest in our technology system, which is designed to optimize for scalability and flexibility.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue recognition

Our revenues from continuing operations are derived principally from (i) Bitcoin mining income, (ii) international automobile trading income and (iii) other revenues, which mainly includes mining site operation income.

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

Bitcoin mining income

The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract can be less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

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

International automobile trading income

When providing car trading services, the Company evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Company acts as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers and records revenue on a gross basis if it obtains control over the specified goods before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2025.

Name	Age	Position/Title
Xin Jin	38	Chairman and non-executive director
Peng Yu	43	Director and chief executive officer
Chang-Wei Chiu	38	Director
Chi Ming Lee	72	Independent director
Yanjun Lin	46	Independent director
Haitian Lu	46	Independent director
Yongyi Zhang	53	Chief financial officer
Simon Ming Yeung Tang	41	Chief investment officer

Xin Jin has served as our chairman and non-executive director since July 2025. Mr. Jin is also the founder and chief executive officer of Antalpha Platform Holding Company and has served as the chairman of the board of directors of Antalpha Platform Holding Company since 2024. During Antalpha’s short history, Mr. Jin has grown the company from the ground up to over $1.6 billion in assets under management. Mr. Jin has spent many years in the crypto mining industry, providing miners with access to mining machines, data centers with low electricity costs and other services. He has worked closely with mining and crypto industry leaders and is well respected within both industries. Prior to founding Antalpha, Mr. Jin served as a general manager of Diansuan Information Technology, a server software provider for online shopping as well as a provider of mining machine distribution and management services from January 2018 to May 2021. Prior to that, Mr. Jin served as a general manager of Chichuang Technology, a technology platform for matching freelance developers with corporate demand for coding resources from March 2012 to October 2017.

Peng Yu has served as our director and chief executive officer since July 2025. Mr. Yu is an accomplished executive with over 18 years of cross-sector leadership experience spanning BTC mining, energy, M&A and asset management. He brings a proven track record of driving value creation within the BTC mining ecosystem through strategic M&A acumen and operational excellence. Before entering the Bitcoin mining industry, Mr. Yu served as the managing director of ABC International Investment Management Limited since September 2018. Prior to that, Mr. Yu served as the chief executive officer of Zhongrong Huijin Asset Management Limited from February 2017 to September 2018. From December 2015 to February 2017, Mr. Yu served as the senior vice president at ORIX Asia Capital Limited. Mr. Yu was a board member and an investment committee member of a private equity fund under China Construction Bank International Asset Management Limited from 2010 to 2015. Mr. Yu commenced his career in investment banking and property development. Mr. Yu holds a master’s degree in corporate media from Marietta College and a bachelor’s degree in financial engineering from Shandong University.

Chang-Wei Chiu has served as our director since July 2025. Mr. Chiu served as the chief investment officer of Antalpha Capital (BVI) Limited from November 2021 to February 2022, and as the managing partner of Armada Capital Holdings Limited from June 2017 to May 2021. From May 2014 to February 2017, Mr. Chiu served as the chief financial officer of Chichuang Technologies, Ltd. Prior to that, Mr. Chiu served as the vice president of Corporate Development of China Yang Ming Medical Group from February 2010 to November 2013. Mr. Chiu received a bachelor’s degree in science in business administration from the University of Southern California, with a focus on mergers and acquisition and capital markets, in 2008.

Chi Ming Lee has served as our independent director since 2018. Mr. Lee has also served as an independent non-executive director of DIT Group Limited (formerly known as China Minsheng DIT Group Limited) since 2014. Mr. Lee has been the director and managing partner of Alex KY Wong Asset Management Co. Ltd. (formerly known as Benington Capital Partners Ltd) from 2020 to 2022. Mr. Lee served as an independent non-executive director of China Baoli Technologies Holding Ltd. from 2015 to 2017, Huatai Securities Co., Ltd. from 2015 to 2021, Wanlian Securities Ltd from 2019 to 2023, and as the director and managing partner of Nanguo International Asset Management Ltd. (formerly known as Benington Capital Limited) from 2014 to 2020. Prior to 2014, Mr. Lee served as the senior manager/director of licensing department, director of corporate planning, and director of finance and administration of the Securities and Futures Commission of Hong Kong. From 1976 to 1989, Mr. Lee served as the assistant assessor and then the assessor at Inland Revenue Department of the Government of Hong Kong. Mr. Lee obtained his higher diploma in accountancy from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University) in 1976, a bachelor’s degree in law from the University of London in 1988, and a master’s degree in business administration from the University of Hong Kong in 1993. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Yanjun Lin has served as our independent director since May 2025. Mr. Lin is a FinTech pioneer in digital banking and virtual asset wealth management, as well as a seasoned investment banker and investor. As a founding partner of I.N Capital, a blockchain and AI investment and consulting company, Mr. Lin focuses on financial market investments and services, particularly in AI and Web 3.0 technologies. Mr. Lin was also a senior investment banker at Credit Suisse and Barclays Capital. From 2021 to 2022, Mr. Lin was the chief executive officer for Asia at AMINA Bank AG, a FINMA-licensed Swiss bank specializing in virtual asset banking services, and from 2015 to 2021, the executive director and chief financial officer at 9F Inc. (NASDAQ: JFU), a FinTech company offering digital financial services. Mr. Lin graduated with a bachelor’s degree from Guanghua School of Management at Peking University and obtained his EMBA degree from Tsinghua University PBC School of Finance. He is a fellow of the Aspen Institute’s China Fellowship Program and a member of the Aspen Global Leadership Network.

Haitian Lu has served as our independent director since May 2025. Prof. Lu is a professor in accounting and finance and the co-director of the Center for Economic Sustainability and Entrepreneurial Finance at the Hong Kong Polytechnic University, with abundant expertise in FinTech, RegTech and SustainTech. Prof. Lu also serves as a director at Wiselaw Digital Technology Ltd., Wise International Development Ltd, Chinese FI Finance & Treasury Association of Hong Kong Limited, China Life Trustees Limited, Bosera Asset Management Co., Ltd. and Vitalink Technology Co., Ltd. Prof. Lu obtained his Ph.D. in law from National University of Singapore, master of law from Liverpool University and bachelor of law from Nanjing University.

Yongyi Zhang was our chief financial officer and director from 2018 to May 2025 and rejoined as our chief financial officer in July 2025. Prior to joining our company, Mr. Zhang served as an executive director of Zhongde Securities Co., Ltd. from 2010 to 2018. From 2001 to 2010, Mr. Zhang served as a senior manager of China Galaxy Securities Co., Ltd. From 1997 to 2001, Mr. Zhang served as a deputy manager of Shanghai Stock Exchange. From 1995 to 1997, Mr. Zhang served as an auditor of Arthur Anderson (Shanghai Office). Mr. Zhang received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 1995. Mr. Zhang took executive development courses at Harvard Business School in 2019, thereby attaining alumni status.

Simon Ming Yeung Tang has served as our chief investment officer since July 2025. Simon is an experienced corporate finance professional. Prior to working on the Cango transaction which transitioned Cango into the Bitcoin mining space, Simon was chief financial officer of two new economy companies in the Internet and new energy vehicles space in China. Previously, Simon was a part of the APAC TMT investment banking team at Credit Suisse from 2010 to 2021 and an English law and Hong Kong law qualified corporate lawyer at Linklaters from 2006 to 2010. Simon graduated with a Bachelor of Arts in jurisprudence from the University of Oxford.

The business address for all of our executive officers and directors is 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.

B.Compensation

Compensation

In 2025, we and our subsidiaries paid aggregate cash compensation of approximately US$1.5 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a one-month advance written notice.

Each executive officer has agreed to hold, both during and within one year after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our customers, counterparties, business partners or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

Share Incentive Plan 2018

On May 25, 2018, we adopted the Share Incentive Plan 2018, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the Share Incentive Plan 2018 is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors.

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

Term

Unless terminated earlier, the Share Incentive Plan 2018 will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the Share Incentive Plan 2018 are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the Share Incentive Plan 2018.

Vesting Schedule

The vesting schedule of each equity award granted under the Share Incentive Plan 2018 will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the Share Incentive Plan 2018, subject to certain exceptions.

Granted Options

As of March 31, 2026, options to purchase 19,960,314 Class A ordinary shares were outstanding under the Share Incentive Plan 2018. Certain options previously granted were subsequently forfeited pursuant to the terms of the Share Incentive Plan 2018.

The table below summarizes outstanding options held by our directors and executive officers as of March 31, 2026 under the Share Incentive Plan 2018.

	Ordinary Shares
	Underlying	Option Exercise		Option
Name	Option Awards	Price (US$)*	Grant Date	Expiration Date
Yongyi Zhang	145,272	0.2951	May 25, 2018	May 24, 2028
	166,802	0.2951	February 15, 2019	February 14, 2029
	117,274	0.2951	October 15, 2020	October 14, 2030
	127,056	0.2951	May 1, 2021	April 30, 2031
*	The option exercise price has been adjusted to US$0.2951 due to the payments of cash dividends to our shareholders.

Special Option Grants

In June 2022, we granted (i) options to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, our co-founder and former chairman, and (ii) options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, our co-founder and former chief executive officer. These share options were granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding our company’s profitable investment in Li Auto. The share options vested immediately upon grant and have an exercise price of US$0.2951 per Class A ordinary share as of the date hereof.

The share options were not granted under (and have no impact on the share reserve under), but is governed by, the terms and conditions of the share incentive plan, except otherwise provided under the applicable share option grant agreements.

Share Incentive Plan 2025

On October 21, 2025, we adopted the Share Incentive Plan 2025, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the share incentive plan is 17,727,200 initially, provided, that the maximum aggregate number of shares which may be issued pursuant to all awards that may be granted under the Share Incentive Plan 2025 in the future (the “Share Reserve”) will be automatically increased on January 1 of each year following the effective date of the Share Incentive Plan 2025 to two percent (2%) of the number of shares outstanding as of such date (the “Limit”) if the Share Reserve would be below the Limit on such date without such automatic increase. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors.

Administration

The Share Incentive Plan 2025 is generally administered by the compensation committee. The compensation committee may allocate or delegate all or any part of its responsibilities and powers, that may be so allocated or delegated as a matter of law to any one or more of the members of the compensation committee. Any such allocation or delegation may be revoked by the compensation committee at any time. The administrators will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may provide for termination of all equity awards outstanding at a specific time in the future, purchase of equity awards from holders, replacement of equity awards, payment of awards in cash or combination of the foregoing.

Term

Unless terminated earlier, the Share Incentive Plan 2025 will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the Share Incentive Plan 2025 are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the Share Incentive Plan 2025.

Vesting Schedule

The vesting schedule of each equity award granted under the Share Incentive Plan 2025 will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the Share Incentive Plan 2025, subject to certain exceptions.

Granted Options

As of March 31, 2026, options to purchase 5,209,000 Class A ordinary shares were outstanding under the Share Incentive Plan 2025. Certain options previously granted were subsequently forfeited pursuant to the terms of the Share Incentive Plan 2025.

The table below summarizes outstanding options held by our directors and executive officers as of March 31, 2026 under the Share Incentive Plan 2025.

	Ordinary Shares			Option
	Underlying Option	Option Exercise		Expiration
Name	Awards	Price (US$/share)	Grant Date	Date*
Xin Jin	1,600,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Peng Yu	440,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Chang-Wei Chiu	320,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Chi Ming Lee	40,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Yanjun Lin	40,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Haitian Lu	40,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Yongyi Zhang	420,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
Simon Ming Yeung Tang	120,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
All directors and officers as a group	3,020,000	0.0001	November 1, 2025	October 31, 2029 through September 30, 2032
*	The unexercised portion of each vested tranche expires on the third anniversary of the date such tranche becomes exercisable.

C.Board Practices

Our board of directors consisted of six directors as of December 31, 2025. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. Our company has the right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	select senior management such as managing directors and executive directors;

●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our fourth amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our fourth amended and restated memorandum and articles of association, which became effective on July 17, 2025. Each of our directors will hold office until his or her successor is elected or appointed or his or her office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Chi Ming Lee, Yanjun Lin and Haitian Lu. Chi Ming Lee is the chairperson of our audit committee. Chi Ming Lee satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Chi Ming Lee, Yanjun Lin and Haitian Lu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

Compensation Committee

Our compensation committee consists of Chi Ming Lee, Yanjun Lin and Haitian Lu. Yanjun Lin is the chairperson of our compensation committee. Each of Chi Ming Lee, Yanjun Lin and Haitian Lu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;
●	reviewing and approving our senior officers’ employment agreements with us;
●	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Chi Ming Lee, Yanjun Lin and Haitian Lu. Haitian Lu is the chairperson of our nominating and corporate governance committee. Each of Chi Ming Lee, Yanjun Lin and Haitian Lu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.Employees

As of December 31, 2023, 2024 and 2025, we had a total of 632, 217, and 96 employees, respectively. The decreases in our employees were primarily due to company business adjustments and organizational structure changes. The following table sets forth the breakdown of our employees as of December 31, 2025 by function

	Number of
Function	Employees	% of Total
General administration	41	42.7
Operations	33	34.4
Research and development	17	17.7
Sales and marketing	5	5.2
Total	96	100

As of December 31, 2025, 75 of our employees were based in Shanghai. The rest of the employees were mainly based in Hong Kong, the United States and Singapore. The majority of our management team is based in Hong Kong.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees to assist the development of our new business.

We purchased commercial health insurance to increase insurance coverage of employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

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

As of March 31, 2026, the total number of ordinary shares outstanding is 410,219,671, comprising 393,219,671 Class A ordinary shares and 17,000,000 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			Percentage
			of total	Percentage
	Class A	Class B	outstanding	of aggregate
	ordinary shares	ordinary shares	ordinary shares	voting power**
Directors and Executive Officers:*
Xin Jin(1)	19,267,287	—	4.7	2.6
Peng Yu	—	—	—	—
Chang-Wei Chiu(2)	49,202,508	—	12.0	6.7
Chi Ming Lee	—	—	—	—
Yanjun Lin	—	—	—	—
Haitian Lu	—	—	—	—
Yongyi Zhang(3)	556,404	—	0.1	0.1
Simon Ming Yeung Tang	—	—	—	—
Directors and Executive Officers as a Group	69,026,199	—	16.8	9.4
Principal Shareholders:
Golden TechGen Limited(4)	70,353,030	—	17.2	9.6
Enduring Wealth Capital Limited(5)	—	17,000,000	4.1	46.4
Xiaojun Zhang and his entity(6)	46,474,353	—	11.0	6.2
Jiayuan Lin and his entity(7)	46,119,809	—	10.9	6.2
Fortune Peak Limited and its affiliate(2)	49,202,508	—	12.0	6.7
Armada Network Limited(1)	19,267,287	—	4.7	2.6
*	The business address for our directors and executive officers is 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
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

(1)	Represents 19,267,287 Class A ordinary shares issued to Armada Network Limited, on March 31, 2026. Mr. Xin Jin holds 100% of voting power of the shares of Armada Network Limited.
(2)

Represents (i) 47,250,392 Class A ordinary shares directly held by Fortune Peak Limited, and (ii) 1,952,116 Class A ordinary shares directly held by Evermo Limited. Mr. Chang-Wei Chiu holds 100% of the voting power of the shares of Fortune Peak Limited and Evermo Limited and therefore, may be deemed to beneficially own all our shares held by Fortune Peak Limited and Evermo Limited.

(3)	Represents 556,404 Class A ordinary shares that Mr. Yongyi Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.
(4)

Represents 70,353,030 Class A ordinary shares directly held by Golden TechGen Limited, as reported in the Schedule 13D filed by Golden TechGen Limited on July 31, 2025. Mr. Ning Wang, Mr. Youngil Kim and Mr. Wye Sheng Kong, each holds one third of the total voting power of the shares of Golden TechGen Limited, as reported in the Schedule 13D.

(5)

Represents 17,000,000 Class B ordinary shares directly held by Enduring Wealth Capital Limited. Mr. Peng Yu, Mr. Andrea Dal Mas and Mr. Chang-Wei Chiu, each holds one third of the total voting power of the shares of Enduring Wealth Capital Limited.

(6)

This information is based on a Schedule 13D/A filed with the SEC on July 25, 2025 by Mr. Xiaojun Zhang, reporting his beneficial ownership in our company as of July 23, 2025, and, to the best of our knowledge. Mr. Xiaojun Zhang has sole voting and dispositive power with respect to 46,474,353 Class A ordinary shares of our company, which consists of (i) 32,695,487 Class A ordinary shares held by Eagle Central Holding Limited, and (ii) 13,778,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him. The Schedule 13D/A reports that Eagle Central Holding Limited is wholly owned by Mr. Xiaojun Zhang. Accordingly, Mr. Xiaojun Zhang may be deemed to beneficially own all the ordinary shares beneficially owned by Eagle Central Holding Limited. The business address of Mr. Xiaojun Zhang is Flat A, 41/F, 8 Jones Street Tai Hang, Hong Kong. The registered address of Eagle Central Holding Limited is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(7)

This information is based on a Schedule 13D/A filed with the SEC on July 25, 2025 by Mr. Jiayuan Lin, reporting his beneficial ownership in our company as of July 23, 2025, and, to the best of our knowledge. Mr. Jiayuan Lin has sole voting and dispositive power with respect to 46,119,809 Class A ordinary shares of our company, which represents (i) 32,433,261 Class A ordinary shares held by Traveler Enterprise Limited, and (ii) 13,686,548 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him. The Schedule 13D/A reports that Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited, which is in turn wholly owned by a trust of which Mr. Jiayuan Lin is the settlor and Mr. Jiayuan Lin and his family members are the beneficiaries. Under the terms of this trust, Mr. Jiayuan Lin has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the securities of the Company held directly by Traveler Enterprise Limited. Accordingly, Traveler Holdings Limited and Mr. Jiayuan Lin may be deemed to beneficially own all the ordinary shares beneficially owned by Traveler Enterprise Limited. The business address of Mr. Jiayuan Lin is 2, Rue Scheffer 75016 Paris, the French Republic. The registered address of each of Traveler Holdings Limited and Traveler Enterprise Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

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

In the year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Transaction with Antalpha Digital Pte. Ltd., a wholly owned subsidiary of Antalpha Platform Holding Company (NASDAQ: ANTA) (collectively, “Antalpha”)

Antalpha Digital Pte. Ltd., a wholly owned subsidiary of Antalpha Platform Holding Company (NASDAQ: ANTA) (collectively, “Antalpha”), is considered a related party of the Company, notwithstanding that Antalpha does not hold an equity interest in the Company. On July 23, 2025, the Company and Antalpha became related parties. Since such date, Mr. Xin Jin, the chief executive officer, chairman and founder of Antalpha, has served as the chairman and a non-executive director of the Company. Additionally, two of the three individuals controlling Enduring Wealth Capital Limited, which controls the Company, were also among the three individuals controlling Antalpha Technologies Holding Company, which controls Antalpha. One of these two individuals transferred her interest in Enduring Wealth Capital Limited to another person not referenced above on November 26, 2025.

As of December 31, 2025, the Company had entered into hashrate financing loans, product loans and mining site loans with Antalpha. Please see Note 9 to our consolidated financial statements included elsewhere in this annual report. The hashrate financing loan was entered into in November 2024, whereas the product loans and mining site loans were entered into after July 23, 2025, when the Company and Antalpha became related parties. These loans were used to fund mining-related operating costs and to finance the purchase of mining machines and mining facilities. From July 23, 2025 through December 31, 2025, the Company incurred borrowings from Antalpha and repayments to Antalpha of approximately US$278.4 million and nil, respectively, and recognized interest expense of approximately US$14.1 million. As of December 31, 2025, the outstanding loan balance due to Antalpha Digital Pte. Ltd. was approximately US$557.6 million, with accrued interest payable of approximately US$3.5 million. To facilitate these loan arrangements, the Company pledged all of its Bitcoin holdings, with a carrying value of approximately US$663.0 million, and all of its mining machines, with a carrying value of approximately US$248.7 million, to Antalpha. The Company also pledged 100% of the equity interests of GreenVolt Technology LLC, a wholly owned subsidiary of the Company to Antalpha. GreenVolt Technology LLC holds all of our mining site assets.

Transaction with Ursalpha Digital Limited (“Ursalpha”)

Ursalpha Digital Limited (“Ursalpha”) is considered a related party because Ursalpha is controlled by one of the directors of the Company, despite there being no equity interest relationship between Ursaplha and the Company. The director was appointed on July 23, 2025 and Ursalpha became a related party of the Company from that date forward. As of December 31, 2025, amounts due from Ursalpha consisted of short-term receivables of approximately US$74.3 million and long-term receivables of approximately US$7.0 million. The receivables arose from the Company’s divestment of its PRC businesses to Ursalpha on May 27, 2025 (the “PRC Divestment Closing Date”), as described in Note 1 to our consolidated financial statements included elsewhere in this annual report. At the time of the divestment, Ursalpha was not a related party of the Company. Pursuant to the divestment agreement, a portion of the purchase consideration, recorded as receivables, was subject to a holdback mechanism designed to address (i) historical credit risk exposure associated with the loan facilitation business of the divested PRC entities and (ii) withholding income tax obligations arising from the indirect transfer of PRC assets. For the year ended December 31, 2025, approximately US$60 million of the holdback amounts were released and received on a quarterly basis subsequent to the PRC Divestment Closing Date.

Transaction with Mining Ninjas US, Inc. (“NINJAS”)

Mining Ninjas US, Inc. (“NINJAS”) is considered a related party of the Company because one of the officers of the Company also serves on the board of directors of NINJAS, despite there being no equity interest relationship between NINJAS and the Company. On October 1, 2025, the Company entered into a master services agreement with NINJAS, pursuant to which the Company provides hosting, operation and maintenance services to NINJAS at the Company’s self-operated mining site. For the year ended December 31, 2025, revenue generated from transactions with NINJAS amounted to approximately US$1.4 million. As of December 31, 2025, an outstanding balance of approximately US$1.0 million was recorded as accounts receivable due from NINJAS. In addition, as of December 31, 2025, business deposits and advances received from NINJAS totaling approximately US$697 thousand were recorded within accrued expenses and other current liabilities as amounts due to a related party.

Transaction with Aurora Energy LLC (“Aurora”)

Aurora Energy LLC (“Aurora”) is considered a related party of the Company because it is controlled by one of the directors of the Company, despite there being no equity interest relationship between Aurora and the Company. On October 1, 2025, the Company entered into a miner operation and maintenance service agreement and a master services agreement with Aurora, pursuant to which the Company provides hosting, operation and maintenance services. For the year ended December 31, 2025, revenue generated from transactions with Aurora amounted to approximately US$96 thousand. As of December 31, 2025, accounts receivable due from Aurora totaled approximately US$36 thousand. In addition, as of December 31, 2025, deposits and advances received from Aurora totaling approximately US$49 thousand were recorded within accrued expenses and other current liabilities as amounts due to a related party.

Transactions with Mr. Xiaojun Zhang and Mr. Jiayuan Lin (the “Co-founders”)

Mr. Xiaojun Zhang and Mr. Jiayuan Lin (the “Co-founders”) are considered related parties due to the significant influence over the Company for the year ended December 31, 2025. In August 2025, the Company entered into consulting agreements with the Co-founders. For the year ended December 31, 2025, the Company incurred consulting service fees of approximately US$1.1 million under such agreements.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Though we are currently not a party to any material legal or administrative proceedings, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

B.Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

We listed the ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018. On November 14, 2025, we terminated our American Depositary Receipt program, and our ADSs were mandatorily cancelled. Each ADS was exchanged for two Class A ordinary shares. Our Class A ordinary shares subsequently commenced direct listing and trading on the New York Stock Exchange under the symbol “CANG” on November 17, 2025.

B.Plan of Distribution

Not Applicable.

C.Markets

We listed the ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018. On November 14, 2025, we terminated our American Depositary Receipt program, and our ADSs were mandatorily cancelled. Each ADS was exchanged for two Class A ordinary shares. Our Class A ordinary shares subsequently commenced direct listing and trading on the New York Stock Exchange under the symbol “CANG” on November 17, 2025.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B.Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following section of the prospectus dated December 17, 2025 that forms a part of our registration statement on Form F-3 (File No. 333-292184), which was declared effective by the SEC on December 19, 2025: “Description of Share Capital.”

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

Not Applicable.

E.Taxation

The following is a general summary of certain Cayman Islands and United States federal income tax consequences relevant to an investment in our Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our Class A ordinary shares. This discussion deals only with Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock by vote or value;
●	a person required to accelerate the recognition of any item of gross income with respect to our Class A ordinary shares as a result of such income being recognized on an applicable financial statement;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a passive foreign investment company, or a PFIC, for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC in the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

There are uncertainties in the application of the PFIC rules to a company with our particular business operations. Specifically, the treatment of income and assets associated with the crypto mining business is not entirely clear. However, based on the composition and classification of our income and assets, we believe that there is a significant risk that we were a PFIC for 2025. In addition, we may be classified as a PFIC in the current and future taxable years.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. Therefore, fluctuations in the market value of our Class A ordinary shares can affect our PFIC status. There can be no assurance that we will not be a PFIC for the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your Class A ordinary shares, provided such Class A ordinary shares are treated as “marketable stock.” The Class A ordinary shares generally will be treated as marketable stock if the Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of Class A ordinary shares because the Class A ordinary shares are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the Class A ordinary shares will be “regularly traded” for purposes of the mark-to-market election or that the Class A ordinary shares will continue to be listed on the NYSE.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A ordinary shares at the end of the year over your adjusted tax basis in the Class A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A ordinary shares in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option would only be available to you if we comply with the requirements necessary to permit you to make this election (and no assurances can be given in this regard).

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” above, the gross amount of distributions on the Class A ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. For purposes of calculating the United States foreign tax credit, such dividends will be treated as income from sources outside the United States and will generally constitute passive category income. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A ordinary shares (which are listed on the NYSE) are readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A ordinary shares will be considered readily tradable on an established securities market in the United States in later years.

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2025. In addition, we may be classified as a PFIC in the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Distributions of Class A ordinary shares or rights to subscribe for Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the Class A ordinary shares in an amount equal to the difference between the amount realized for the Class A ordinary shares and your tax basis in the Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

In accordance with the New York Stock Exchange Listed Company Manual, we will post this annual report on our website ir.cangoonline.com. In addition, we will provide hard copies of our annual report to our shareholders free of charge upon request.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps, including using derivative financial instruments to economically manage our interest rate exposures on our interest-bearing assets and liabilities. For our hashrate financing loan, the annual interest rate caps at 10%. For our product loan and mining site loan, the annual interest rate is 10% and 9%, respectively. We have not been exposed to material risks due to changes in market interest rates.

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

Inflation

Since inception, inflation has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if the global economy experiences higher rates of inflation in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not Applicable

B.Warrants and Rights

Not Applicable

C.Other Securities

Not Applicable

D.American Depositary Shares

We listed our ADSs on the New York Stock Exchange under the symbol “CANG” on July 26, 2018. On November 14, 2025, we terminated our American Depositary Receipt program, and our ADSs were mandatorily cancelled. Each ADS was exchanged for two Class A ordinary shares. Our Class A ordinary shares subsequently commenced direct listing and trading on the New York Stock Exchange under the symbol “CANG” on November 17, 2025.

Before the termination of our American Depositary Receipt program, our depositary had agreed to share with us certain fees payable to the depositary by holders of ADSs. For 2025, the depositary shared with us US$1.2 million, after deduction of applicable U.S. taxes.

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

As of December 31, 2025, we had used approximately US$39.7 million of the net proceeds received from our initial public offering to satisfy working capital needs.

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, MaloneBailey, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY, our independent public accountant before November 18, 2024, and MaloneBailey, our independent public accountant after November 18, 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2025

	(In thousands of US dollars)
Audit Fees(1)	1,232	1,374
Tax Fees	—	—
All Other Fees	—	—
Total	1,232	1,374
(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of annual financial statements and agreed upon procedures on our quarterly financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding Class A ordinary shares in 2025. In 2025, we did not purchase any of our ADSs before the termination of our American Depositary Receipt program or Class A ordinary shares outside of the periods presented below.

				Total	Approximate
				Number of Class A	Dollar Value of
				Ordinary Shares	Class A Ordinary
	Total Number of			Purchased as	Shares that May
	Class A	Average Price		Part of Publicly	Yet Be Purchased
	Ordinary Shares	Paid per Class A		Announced Plans	Under the Plans
Period	Purchased(1)	Ordinary Share		or Programs(2)	or Programs(2)
December 2025	890,155	US$	1.41	890,155	28,750,192
Total	890,155	US$	1.41	890,155	28,750,192
(1)	All of our Class A ordinary shares purchased were pursuant to publicly announced plans or programs.
(2)	We announced a share repurchase program in April 2024, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from April 25, 2024. The repurchases may be effected, through various means, including open market transactions, privately negotiated transactions, block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases are effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as applicable. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2024, we announced the appointment of MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm to provide audit services on the fair presentation of the Company’s consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, effective on November 18, 2024. MaloneBailey has continued to serve as the Company’s independent registered public accounting firm for the year ended December 31, 2025, providing audit services for the Company’s consolidated financial statements as of and for the year ended December 31, 2025 and the effectiveness of internal control over financial reporting as of December 31, 2025.

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

EY’s audit reports on the Company’s consolidated financial statements as of and for the year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2023, and during the subsequent period through November 18, 2024, there have been no (i) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such year, or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

We provided EY with a copy of the above disclosure and requested that EY furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of the EY letter is attached as Exhibit 15.2 to this Form 20-F.

During the year ended December 31, 2023 and the subsequent period prior to the Company’s engagement of MaloneBailey, neither the Company nor anyone acting on its behalf consulted MaloneBailey with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our Class A ordinary shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of six members, only three of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

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

ITEM 16K.Cybersecurity

Risk Management and Strategy

We have adopted a comprehensive risk management system to manage various risks that it faces, including financial risks, operational risks, compliance risks and cybersecurity risks. In particular, cybersecurity risk management is a core component of our overall risk management framework. We have engaged independent registered public accounting firm to conduct independent audits on our compliance with the internal control requirements under the Sarbanes-Oxley Act of 2002, and IT general controls (ITGC) is an important part of it. ITGC audits and consultancy cover cybersecurity, including information technology governance, information security (network and data security), access controls, system change management and operation maintenance management. We have established an array of risk management procedures to identify, assess and manage such risks, primarily consisting of (i) preventive measures such as cybersecurity management policy and personal information protection policy, among others, to prevent cybersecurity incidents and (ii) remediation measures such as personal information incidents response plan and cybersecurity incident response plan, among others, to remediate cybersecurity incidents.

As part of our preventive measures, our cybersecurity management policy protects the security of our network structure and equipment, prevents unauthorized access and sets out procedures to monitor and assess our network operation. Our personal information protection policy classifies personal information, sets out managing procedures based on such classification and only grants access to employees of designated positions. We have different level of authorizations corresponding to the responsibilities associated with each type of position. We have also adopted other preventive policies to ensure the safety of our system, mailbox, cloud, IT projects and software development, among others.

In addition, we adopted policies and procedures to remediate cybersecurity incidents. Our personal information incidents response plan sets out procedures to handle personal information incidents of different materiality level and record-keeping policies to continuously enhance its personal information protection capabilities. Our cybersecurity incident response plan sets out procedures to handle cyber-attack, computer virus and other impacts caused by natural disasters and accidents. We have also adopted other remediation policies such as malfunction handling procedures and data backup plans to minimize the loss caused by cybersecurity incidents.

Engagement of Third-Party Service Providers

To comply with the requirements under the Cybersecurity Law and Data Security Law and enhance the security of our information technology systems, we have engaged third-party agencies to perform system assessments and rectifications for hierarchical cybersecurity protection on a periodic basis.

We have adopted third-party security assessment procedures and data outflow control procedures to manage risks from cybersecurity threats associated with our use of third-party service providers. For example, our servers are housed at third-party data centers, and our operations depend on the service providers’ ability to protect such systems in their facilities as well as their own systems. We perform security assessment on such third parties by assessing their cybersecurity policies, data encryption and privacy policies and relevant certificates, establishing procedures in granting such third parties access to our database and requiring them to conduct regular inspections. Since in cooperation with third-party service providers may involve data outbound, we desensitize sensitive information before transferring such data. We do not allow third-party service providers to directly access its database and it includes customary confidentiality clause in the agreements it enters into with them.

Risks from Cybersecurity Threats

We face risks associated with cybersecurity threats in carrying out its business operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technology is a critical aspect in the efficient operation of our business, and if any of our systems contain undetected errors, or if we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may be materially and adversely affected”; and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Security threats to our crypto mining business could result in a loss of our crypto assets collateralized, or damage to our reputation and our brand, each of which could adversely affect an investment in our securities.”

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

Management

Our management is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Leadership Group, (ii) Implementation Group and (iii) Supervision Group. The Cybersecurity Leadership Group, which is led by our chief executive officer and manager of information technology, is in charge of establishing and overseeing cybersecurity policies and strategies. The Implementation Group, comprising maintenance and securities department and other relevant departments, is in charge of executing technical controls and solutions to safeguard our system, network and IT infrastructure, among others. The Supervision Group, comprising our internal auditors and internal control department, is in charge of ongoing assessment of its cybersecurity work and compliance, including the internal control assessment in accordance with the Sarbanes-Oxley Act.

Based on information obtained through Cybersecurity Leadership Group, Implementation Group and Supervision Group, our management makes assessments of cybersecurity risks and incidents and regularly reports information about such risks and incidents as well as their assessment to the board of directors, to foster the board’s understanding on such risks and enable them to make decisions timely.

In 2025, we were not subject to material fines or penalties in connection with cybersecurity, and there were no material cybersecurity incidents arising from cybersecurity or personal data protection.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Cango Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-3 (File No. 333-292184), as amended, initially filed with the Securities and Exchange Commission on December 17, 2025)

2.1

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

2.2*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.3

Cango Inc. Share Incentive Plan 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

4.4

Cango Inc. Share Incentive Plan 2025 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-291003), as amended, initially filed with the Securities and Exchange Commission on October 22, 2025)

Exhibit Number	Description of Document

4.5†

On-rack Sales and Purchase Agreement between Cango Inc. (“Purchaser”) and Persons Listed in Section 1 of Appendix A therein (“Sellers”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.6†

English Translation of Business Agreement between Cango Inc. and Northstar Management (HK) Limited, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.3 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.7†

Framework Agreement for Service and Procurement between Bitmain Technologies Georgia Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.4 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.8†

Framework Agreement for Service and Procurement between Bitmain Development Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024 (incorporated herein by reference to Exhibit 99.5 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.9†

Service Framework Agreement between Cango Inc. and Bitmain Development Limited, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.6 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on November 8, 2024)

4.10†

Master Loan Agreement between Antalpha Digital Pte. Ltd. and Cango Group Limited, dated November 11, 2024 (incorporated herein by reference to Exhibit 4.24 to Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on March 27, 2025)

4.11†

Amendment No.1 to the Sales and Purchase Agreement between Golden TechGen Limited and Cango Inc., dated March 25, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on March 26, 2025)

4.12

Amendment No. 2 to the Sales and Purchase Agreement between Golden TechGen Limited and Cango Inc., dated April 3, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on April 4, 2025)

4.13†

Share Purchase Agreement between Cango Inc. and Ursalpha Digital Limited, dated April 3, 2025 (incorporated herein by reference to Exhibit 99.3 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on April 4, 2025)

4.14

Amendment and Waiver to the Share Purchase Agreement between Cango Inc. and Ursalpha Digital Limited, dated May 23, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on May 27, 2025)

4.15†

Securities Purchase Agreement among Eagle Central Holding Limited, Traveler Enterprise Limited, Cango Inc., Mr. Xiaojun Zhang, Mr. Jiayuan Lin, and Enduring Wealth Capital Limited, dated June 2, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on June 3, 2025)

4.16†

Amendment No. 3 to the Sales and Purchase Agreement among Golden TechGen Limited, Cango Inc. and the Persons listed in Exhibit A, dated June 4, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on June 5, 2025)

4.17†

Amendment No. 4 to the Sales and Purchase Agreement between Golden TechGen Limited and Cango Inc., dated June 23, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on June 23, 2025)

Exhibit Number	Description of Document

4.18†

Service Framework Agreement between GREEN VOLT INNOVATIONS AA1 LLC, GREEN VOLT INNOVATIONS AA2 LLC (together as “Client”) and Bitmain Technologies Georgia Limited, dated June 27, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on June 27, 2025)

4.19†

Investment Agreement between Cango Inc. and Enduring Wealth Capital Limited, dated December 29, 2025 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on December 29, 2025)

4.20†

ANL Investment Agreement between Cango Inc. and Armada Network Limited, dated February 11, 2026 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on February 12, 2026)

4.21†

FPL Investment Agreement between Cango Inc. and Fortune Peak Limited, dated February 11, 2026 (incorporated herein by reference to Exhibit 99.3 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on February 12, 2026)

4.22†

Securities Purchase Agreement between Cango Inc. and DL Holdings Group Limited, dated April 1, 2026 (incorporated herein by reference to Exhibit 99.2 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on April 1, 2026)

4.23†

Lock-up Agreement between Cango Inc. and DL Holdings Group Limited, dated April 1, 2026 (incorporated herein by reference to Exhibit 99.5 to the press release on Form 6-K (File No. 001-38590), filed with the Securities and Exchange Commission on April 1, 2026)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the Securities and Exchange Commission on June 22, 2018)

11.2*	Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of Cango Inc.

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of MaloneBailey, LLP

15.2

Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission, dated March 27, 2025 (incorporated herein by reference to Exhibit 15.3 to our annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on March 27, 2025)

97.1

Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38590), filed with the Securities and Exchange Commission on April 26, 2024)

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

Date: April 10, 2026

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cango Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Bitcoin Mining Income – Refer to Notes 2 to the financial statements

The Company provides hash calculation services to a third-party mining pool operator (the “mining pool”) in exchange for bitcoin rewards, which are non-cash considerations. The Company recognizes bitcoin mining income as it fulfills its performance obligation over time by providing hash calculation services to the mining pool. The service proceeds are variable considerations determined by a contractual formula. Bitcoin mining income consists of block rewards and transaction fees, net of the mining pool fees charged by the mining pool operator. For the year ended December 31, 2025, bitcoin mining income was approximately US$676 million.

We identified the auditing of bitcoin mining income as a critical audit matter due to the nature and extent of audit effort required to address the matter, including the need for specialized knowledge and subjective judgments in determining appropriate audit procedures to test the occurrence of the revenues recognized by the Company.

The primary procedures we performed to address this critical audit matter included:

●	Evaluated the design and operating effectiveness of controls over financial reporting relevant to the bitcoin mining income;
●	Performed a site visit of the facilities where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its bitcoin mining income, which included evaluating the contract between the Company and the mining pool operator;
●	Evaluated and tested management’s rationale and supporting documentation associated with the recognition of bitcoin awards earned, including developing an expectation for the amount recorded based on the calculation formula prescribed in the contractual payout method using 1) the hashrate provided to the mining pool operator, 2) blockchain inputs and bitcoin prices independently obtained, and compared the expectation to the amount recorded by the Company;
●	Performed analytical procedures on the hashrate provided to the mining pool operator and evaluated the reliability and relevance of hashrate information from the mining pool operator;
●	Evaluated the reasonableness of the prices utilized by the Company to value bitcoin by obtaining independent bitcoin prices and comparing those to the prices used by the Company;
●	Compared the wallet records related to the bitcoin mining income received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Confirmed with the mining pool operator the significant contractual terms used in the determination of mining revenue, total mining revenue earned by the Company, and the wallet addresses in which the rewards were deposited; and
●	Evaluated management’s disclosures of its bitcoin mining income in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Houston, Texas

April 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cango Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flow of Cango Inc. (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the result of its operations and its cash flow for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor from 2018 to 2024.

Shanghai, the People’s Republic of China

April 26, 2024

except for Note 2.20, as to which date is

March 27, 2025, and Note 2.21, as to which the date is November 18, 2025

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

		As of December 31,
	Notes	2024	2025
ASSETS:
Current assets:
Cash and cash equivalents		90,431,392	41,243,627
Crypto currencies	3	—	42,545
Short-term investments, net		40,051,450	—
Accounts receivable, net		1,645,518	1,661,702
Accounts receivable, net - related parties	20	—	1,064,440
Prepayments and other current assets, net	4	26,966,209	6,835,599
Other current assets, net - related party	20	—	74,270,770
Receivable for Bitcoin collateral, net	5	84,536,567	—
Current assets of discontinued operations	2.21	230,113,402	—
Total current assets		473,744,538	125,118,683

Non-current assets:
Mining machines, net	6	242,806,713	248,745,505
Property, plant and equipment, net	7	65,460	18,797,925
Intangible assets, net		—	292,836
Operating lease right-of-use assets, net	11	184,381	2,079,937
Receivable for Bitcoin collateral, net - non-current - related party	5	—	662,968,814
Other non-current assets, net	8	44,621,402	68,025,983
Other non-current assets, net - related party	20	—	6,955,650
Non-current assets of discontinued operations	2.21	56,357,205	—
Total non-current assets		344,035,161	1,007,866,650
TOTAL ASSETS		817,779,699	1,132,985,333

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - CONTINUED

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

		As of December 31,
	Notes	2024	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	9	17,067,978	—
Accrued expenses and other current liabilities	10	170,990,519	82,329,075
Accrued expenses and other current liabilities - related parties	20	—	5,025,566
Income tax payable		48,609,811	88,792,503
Short-term operating lease liabilities	11	180,236	573,959
Current liabilities of discontinued operations	2.21	20,517,367	—
Total current liabilities		257,365,911	176,721,103

Non-current liabilities:
Long-term debts - related party	9	—	557,567,671
Deferred tax liability	13	1	1
Long-term operating lease liabilities	11	—	1,655,272
Non-current liabilities of discontinued operations	2.21	6,546,889	—
Total non-current liabilities		6,546,890	559,222,944
Total liabilities		263,912,801	735,944,047

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 and 920,674,280 shares authorized as of December 31, 2024 and 2025, respectively; 222,055,327 shares issued and 134,586,659 shares outstanding as of December 31, 2024; 431,704,929 shares issued and 345,333,888 shares outstanding as of December 31, 2025)		22,206	43,171
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2024 and 2025, respectively; 72,978,677 shares issued and outstanding as of December 31, 2024; 10,000,000 shares issued and outstanding as of December 31, 2025)		7,298	1,000
Treasury shares		(111,567,030)	(103,424,568)
Additional paid-in capital		728,564,614	1,135,958,943
Accumulated other comprehensive loss		(49,574,973)	—
Accumulated deficit		(13,585,217)	(635,537,260)
Total shareholders’ equity		553,866,898	397,041,286
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		817,779,699	1,132,985,333

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

		For the years ended December 31,
	Notes	2023	2024	2025
Revenues		—	89,908,403	688,079,223
Bitcoin mining income		—	89,908,403	675,501,646
International automobile trading income		—	—	9,831,011
Other revenues		—	—	1,249,779
Other revenues from related parties		—	—	1,496,787
Operating costs and expenses
Cost of revenue (exclusive of depreciation shown below)	12	—	63,547,329	543,299,866
Cost of revenue (depreciation)	12	—	11,539,783	116,636,416
General and administrative		7,023,689	15,807,334	27,818,694
General and administrative - related parties		—	—	1,079,422
Provision for credit losses		—	711,224	1,677,444
Impairment loss from mining machines		—	—	338,280,027
Gain from changes in fair value of crypto currencies		—	—	(115,331)
Loss from changes in fair value of receivable for Bitcoin collateral		—	3,417,442	96,498,438
Total operating costs and expenses		7,023,689	95,023,112	1,125,174,976
Operating loss from continuing operations		(7,023,689)	(5,114,709)	(437,095,753)
Interest income		9,271,662	9,454,145	2,017,566
Interest expense		(37)	(93,276)	(5,910,431)
Interest expense - related party		—	—	(14,055,103)
Net loss on equity securities		(6,489)	—	—
Foreign exchange loss, net		(26,320)	(125)	(225,383)
Other income		726,930	511,292	4,065,198
Other expenses		—	—	(743,405)
Net income (loss) before income taxes from continuing operations		2,942,057	4,757,327	(451,947,311)
Income tax expense	13	—	—	(842,023)
Net income (loss) from continuing operations		2,942,057	4,757,327	(452,789,334)
Discontinued operations:
Income (loss) from discontinued operations		4,907,497	37,078,635	(129,822,040)
Income tax expenses		(13,326,297)	(183,651)	(39,340,669)
Net (loss) income from discontinued operations		(8,418,800)	36,894,984	(169,162,709)
Net (loss) income		(5,476,743)	41,652,311	(621,952,043)
Net income (loss) from continuing operations, net of tax		2,942,057	4,757,327	(452,789,334)
Net (loss) income from discontinued operations, net of tax		(8,418,800)	36,894,984	(169,162,709)
(Losses) earnings per Class A and Class B ordinary share:
Basic
Continuing operations		0.01	0.02	(1.60)
Discontinued operations		(0.03)	0.18	(0.60)
Diluted
Continuing operations		0.01	0.02	(1.60)
Discontinued operations		(0.03)	0.16	(0.60)
Weighted average shares used to compute earnings (losses) per Class A and Class B share:
Basic		243,048,785	208,197,617	283,289,035
Diluted		253,880,488	233,032,722	283,289,035
Other comprehensive income (loss), net of tax
Release accumulated other comprehensive loss		—	—	44,270,340
Foreign currency translation adjustment		(11,635,202)	(10,708,386)	5,304,633
Total comprehensive (loss) income, net of tax		(17,111,945)	30,943,925	(572,377,070)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

	Class A and Class B				Accumulated
	Ordinary Shares			Additional	other		Total
	Number of		Treasury	paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	shares	capital	loss	deficit	equity
Balance at January 1, 2023	269,584,170	30,281	(85,198,995)	740,785,321	(27,231,385)	(5,269,964)	623,115,258
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(44,490,821)	(44,490,821)
Repurchase of ordinary shares	(53,034,002)		(34,168,869)	—	—	—	(34,168,869)
Exercise of share options	1,285,640	—	4,942,823	(4,937,768)	—	—	5,055
Share-based compensation (Note 16)	—	—	—	5,470,774	—	—	5,470,774
Net loss	—	—	—	—	—	(5,476,743)	(5,476,743)
Other comprehensive loss	—	—	—	—	(11,635,202)	—	(11,635,202)
Balance at December 31, 2023	217,835,808	30,281	(114,425,041)	741,318,327	(38,866,587)	(55,237,528)	532,819,452
Repurchase of ordinary shares	(11,463,914)	—	(12,635,418)	—	—	—	(12,635,418)
Retirement of ordinary shares	—	(777)	9,719,857	(9,719,080)	—	—	—
Exercise of share options	1,193,442	—	5,773,572	(5,412,983)	—	—	360,589
Share-based compensation (Note 16)	—	—	—	2,378,350	—	—	2,378,350
Net income	—	—	—	—	—	41,652,311	41,652,311
Other comprehensive loss	—	—	—	—	(10,708,386)	—	(10,708,386)
Balance at December 31, 2024	207,565,336	29,504	(111,567,030)	728,564,614	(49,574,973)	(13,585,217)	553,866,898
Repurchase of ordinary shares	(890,155)	—	(1,249,808)	—	—	—	(1,249,808)
Ordinary shares issued for mining machine purchase (Note 18)	146,670,925	14,667	—	411,337,763	—	—	411,352,430
Exercise of share options	1,987,782	—	9,392,270	(8,816,029)	—	—	576,241
Share-based compensation (Note 16)	—	—	—	4,872,595	—	—	4,872,595
Net loss	—	—	—	—	—	(621,952,043)	(621,952,043)
Release accumulated other comprehensive loss	—	—	—	—	44,270,340	—	44,270,340
Other comprehensive income	—	—	—	—	5,304,633	—	5,304,633
Balance at December 31, 2025	355,333,888	44,171	(103,424,568)	1,135,958,943	—	(635,537,260)	397,041,286

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”))

	For the years ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net (loss) income	(5,476,743)	41,652,311	(621,952,043)
Less: (Loss) income from discontinued operations	(8,418,800)	36,894,984	(169,162,709)
Net income (loss) from continuing operations	2,942,057	4,757,327	(452,789,334)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Bitcoin mining income	—	(89,908,403)	(675,501,646)
Energy and hosting costs paid by crypto currencies	—	17,067,978	478,098,035
Loss from changes in fair value of Bitcoin collateral	—	3,417,442	96,498,438
Gain from changes in fair value of crypto currencies	—	—	(115,331)
Depreciation and amortization	108,960	11,845,686	117,007,191
Share-based compensation expense	3,502,433	1,404,008	4,881,377
Impairment loss from mining machines	—	—	338,280,027
Provision for credit losses	—	711,224	1,677,444
Net investment loss	6,489	—	—
Foreign exchange loss, net	26,320	125	225,383
Loss on disposal of property and equipment	—	—	(480,936)
Changes in operating assets and liabilities:	—	—	—
Accounts receivable	—	—	(1,251,964)
Short-term and long-term operating lease liabilities	(107,493)	(309,128)	(193,423)
Prepayments, other current assets, and other non-current assets	563,316	(71,808,830)	(1,806,008)
Accrued expenses, other current liabilities, and other non-current liabilities	243,010	43,140,986	48,991
Net cash provided by (used in) continuing operating activities	7,285,092	(79,681,585)	(95,421,756)
Net cash provided by (used in) discontinued operating activities	139,019,378	38,850,280	(14,407,658)
Net cash provided by (used in) operating activities	146,304,470	(40,831,305)	(109,829,414)
Cash flows from investing activities:
Purchase of held-to-maturity investment	—	(319,036,644)	—
Maturities of held-to-maturity investment	—	354,032,774	—
Proceeds from redemption of other short-term investments, net	290,032,930	—	40,074,512
Purchases of property and equipment and intangible assets	—	(65,110)	(9,408,716)
Purchase of other short-term investments	(177,135,598)	—	—
Purchases of mining machines	—	(128,028,596)	(105,370,217)
Proceeds from sale of discontinued operations, net of cash disposed	—	—	209,565,923
Payment of other long-term investment	—	—	(2,000,000)
Net cash provided by (used in) continuing investing activities	112,897,332	(93,097,576)	132,861,502
Net cash provided by (used in) discontinued investing activities	190,070,347	(85,570,858)	(54,180,371)
Net cash provided by (used in) investing activities	302,967,679	(178,668,434)	78,681,131

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”))

	For the years ended December 31,
	2023	2024	2025
Cash flows from financing activities:
Payment to repurchase treasury shares	(34,168,869)	(12,635,418)	(1,249,808)
Proceeds from borrowings - related party	—	—	26,180,351
Proceeds from exercise of share options	563,081	360,589	495,936
Repayment of borrowings	—	—	(174,346,597)
Net cash used in continuing financing activities	(33,605,788)	(12,274,829)	(148,920,118)
Net cash used in discontinued financing activities	(136,619,066)	(5,426,532)	—
Net cash used in financing activities	(170,224,854)	(17,701,361)	(148,920,118)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,838,794)	(8,412,771)	3,774,822
Net increase (decrease) in cash, cash equivalents and restricted cash	277,208,501	(245,613,871)	(176,293,579)
Cash, cash equivalents and restricted cash at beginning of the year	185,942,576	463,151,077	217,537,206
Cash, cash equivalents and restricted cash at the end of the year	463,151,077	217,537,206	41,243,627
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	360,872,245	127,105,814	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	102,278,832	90,431,392	41,243,627
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets	—	—	—
Cash and cash equivalents	102,278,832	90,431,392	41,243,627
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	102,278,832	90,431,392	41,243,627
Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,118,526	367,726	—
Cash paid for interest	2,440,699	—	16,495,317
Non-cash investing and financing transactions
Ordinary shares and warrants issued in connection with purchase of mining machines	—	—	411,352,430
Liabilities assumed in connection with purchase of mining machines	—	126,317,900	11,633,460
Retirement of treasury shares	—	9,719,080	—
Debt received in the form of crypto currencies from third party	—	17,067,978	262,091,135
Debt received in the form of crypto currencies from related party	—	—	252,228,207
Purchase of mining site with crypto currencies	—	—	10,500,000
Purchase of mining machines with crypto currencies	—	—	25,721,307
Operating lease right-of-use asset obtained in exchange for operating lease liability	73,094	394,603	2,361,670
Operating lease right-of-use asset released in exchange for operating lease liability	3,322,447	37,094	119,252

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

1.ORGANIZATION

Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017.

The Company has previously conducted loan facilitations, aftermarket services, financing leasing services, automobile trading and related services in the PRC (the “PRC Business”) through a series of VIE contractual agreements. On May 27, 2025, the Company has finalized the divestment of all its PRC Business. Since then, the Company no longer retained any financial interest over the PRC business related VIEs and accordingly deconsolidated the PRC business related VIE’s financial statements from the Company’s consolidated financial statements. The disposal of PRC business represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to PRC business have been reported as discontinued operations. The disposal groups related to the operations mentioned above included the following entities:

Disposed Subsidiaries
Stonebridge Investment First Limited (British Virgin Islands)
Stonebridge Investments Holdings Limited (British Virgin Islands)
Crystal Peak Investments Limited (Mauritius)
Cango Group Limited (Hong Kong)
Express Group Development Limited (Hong Kong)
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (PRC)
Disposed VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and its subsidiaries
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”) and its subsidiary

Since May 27, 2025, the Company no longer retains any interests in the VIEs following the disposal of PRC business. The Bitcoin mining services and the international automobile trading transaction are conducted through the Company’s subsidiaries as follows.

			Percentage of
		Place of	legal ownership
Entity	Date of incorporation	incorporation	by the Company	Principal activities
Subsidiaries
GreenVolt Innovations HK Limited	January 27, 2025	Hong Kong	100%	Engaged in group managerial activities and Bitcoin mining
AutoCango Limited	April 25, 2025	Hong Kong	100%	Engaged in international automobile trading transactions
NEW ENERGY INNOVATION PTE LTD	November 29, 2024	Singapore	100%	Engaged in group managerial activities
GreenVolt Innovations Limited	May 24, 2024	British Virgin Islands	100%	Investment holding
GreenVolt Innovations LLC	November 8, 2024	USA	100%	Bitcoin mining operations
Green Volt Innovations AA1 Limited	February 25, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations AA1 LLC	March 4, 2025	USA	100%	Bitcoin mining operations
Green Volt Innovations AA2 Limited	February 25, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations AA2 LLC	March 4, 2025	USA	100%	Bitcoin mining operations
GreenVolt Innovations CA Limited	January 8, 2025	British Virgin Islands	100%	Investment holding
GREENVOLT INNOVATIONS CANADA LIMITED	January 28, 2025	Canada	100%	Bitcoin mining operations
GreenVolt Innovations ET Limited	January 8, 2025	British Virgin Islands	100%	Bitcoin mining operations
GreenVolt Technology LLC	May 29, 2025	USA	100%	For potential strategic acquisition
EcoHash LLC	June 4, 2025	USA	100%	Group managerial activities
GreenVolt Innovations RP Limited	January 8, 2025	British Virgin Islands	100%	Investment holding
Green Volt Innovations OM Limited	February 25, 2025	British Virgin Islands	100%	Investment holding
GreenVolt Pilot OM Limited	September 30, 2025	British Virgin Islands	100%	Investment holding
EcoHash Technology LLC	August 25, 2025	USA	100%	For AI strategic business

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission.

2.2 Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation, including those between the continuing operations and discontinued operations, as these transactions are not expected to continue to exist after the disposal of the discontinued operations.

2.3 Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s net earnings or financial position.

2.4 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to expected credit loss on other receivables and other receivables - related party, impairment of long-lived assets, useful life of long-lived assets, fair value related to the 18 Exahash mining machines acquisition, fair value of share-based compensation, expected credit loss on receivable for Bitcoin collateral and valuation allowance for deferred tax assets. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2.5 Revenue recognition

The Company’s revenues from continuing operations are derived principally from 1) Bitcoin mining income, 2) international automobile trading income 3) Other revenues, which mainly includes mining site operation income.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.5 Revenue recognition (continued)

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

Bitcoin mining income

The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract can be less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.5 Revenue recognition (continued)

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

International automobile trading income

When providing car trading services, the Company evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Company acts as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers and records revenue on a gross basis if it obtains control over the specified goods before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.6 Leases

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

2.7 Cost of revenues

Cost of revenues consist primarily of cost of mining machines’ depreciation, cost of hosting expenses of mining machines, cost of vehicles associated with international automobile trading business, commissions paid to car dealers who refer borrowers to the Company - discontinued operations, employee compensation costs - discontinued operations, leasing interest expense - discontinued operations, cost of telematics devices installed in automobiles and third-party outsourcing fees for vehicle repossession services - discontinued operations. Cost of revenues are expensed as incurred when the corresponding services have been provided or goods are delivered.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.8 Foreign currency translation and transactions

In the third quarter of 2025, the Company changed the reporting currency of its consolidated financial statements from Renminbi (“RMB”) to U.S. dollars, reflecting the profile of its revenue and profit after the divestiture of its China assets in May 2025. All comparative numbers are recast in U.S. dollars (“US$”) as if the financial statement originally had been presented in US$ since the earliest periods. In applying the change in reporting currency, all the Company’s financial statements were translated from their functional currency into US$.

The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters (“ASC 830”). The functional currency of the Company and disposed subsidiaries (except Can Gu Long) is the US$. Can Gu Long, disposed VIEs, and subsidiaries of the disposed VIEs with operations in the PRC adopted RMB as their functional currency, which are all included in the discontinued operations.

The financial statements of subsidiaries and VIEs whose functional currency is RMB are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the period for income and expense items. Translation adjustments resulting from this process are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Transaction gains and losses are recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss) during the period in which they occur.

2.9 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

As of December 31, 2025, majority of the Company’s cash and cash equivalents were held by financial institutions located in Hong Kong and USA.

2.10 Crypto currencies

In 2025, the Company engaged in the receipt and payment of crypto currencies in the course of its business operations. As of December 31, 2025, the majority composition of the Company’s crypto currencies balance is USDT. The Company adopted ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 1, 2024, based on which crypto currencies are measured at fair value as of each reporting period. The changes in fair value are recorded as gain or loss from changes in fair value of crypto currencies on the consolidated statements of comprehensive income (loss).

2.11 Accounts receivable, net

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.12 Receivable for Bitcoin collateral, net

The receivable for Bitcoin collateral represents the Bitcoin posted as debt collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such Bitcoin at the sole discretion of the lender and for which the lender has an obligation to return to the Company at maturity of the loan. The receivable is recorded at fair value and changes in fair value are recorded as gain or loss from change in fair value of receivable for Bitcoin collateral on the consolidated statements of comprehensive income (loss). The receivable for Bitcoin collateral is classified as non-current as of December 31, 2025, as the corresponding debt matures in more than one year. The value and activity involving this asset are discussed in detail in Note 5. As all of the Company’s Bitcoins are posted to the lender as collateral, the Company does not have any assets associated with Bitcoin holdings as of December 31, 2025. The lender became a related party of the Company since July 2025, so the corresponding balance has been presented as the receivable for Bitcoin collateral, net - non-current - related party as of December 31, 2025. See Note 20 for more details.

At commencement and throughout the term of the arrangement, the Company considers and accounts for the credit risk associated with the Bitcoin receivable collateral in accordance with the principles outlined in ASC 326. The receivable for Bitcoin collateral is presented net of any allowance for credit losses.

2.13 Allowance for receivable for Bitcoin collateral

In estimating the allowance for credit losses, the Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

To estimate the allowance for credit loss of receivable for Bitcoin collateral, as the Company has limited historical experience with similar assets, the allowance is determined using a combination of industry data, peer analysis, and forward-looking information about economic conditions and the creditworthiness of the counterparty. The Company incorporates relevant qualitative factors, such as the nature of the receivable, the characteristics of the counterparty, and any observable market indicators, to assess the expected collectability of the receivable for Bitcoin collateral. The estimation process also includes reasonable and supportable forecasts to account for future economic conditions and any anticipated impact on the receivable.

2.14 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

2.15 Mining machines, net

Mining machines are stated at cost less accumulated depreciation and impairment. Depreciation is provided using the straight-line method with the residual value of 0% and the estimated useful life of 3 years.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.16 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful life of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	nil
Mining site assets	5-10 years	nil

Costs associated with the repair and maintenance of property, plant and equipment are expensed as incurred. Depreciation is recorded starting at the time when assets are ready for the intended use.

2.17 Intangible assets, net

Intangible assets that have finite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which are 10 years.

2.18 Impairment of long-lived assets

Long-lived assets are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

2.19 Income taxes

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

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive (loss) income. As of and for the year ended December 31, 2025, there were no unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.20 Segment information

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

For the reporting periods including and prior to the fiscal year ended on December 31, 2023, the Chief Operating Decision Maker (CODM), who is the Company’s Chief Executive Officer (CEO), made resource allocation decisions and assessed performance based on the consolidated financial results as a whole. As a result, the Company operated as a single reportable segment of Automobile and Related Business.

In 2024, following the commencement of the Bitcoin mining business, the CODM began to evaluate the performance of the overall business based on two distinct reportable segments: (i) Bitcoin Mining Business and (ii) Automobile and Related Business. In 2025, the CODM ceased reviewing the performance of Automobile and Related Business other than the International Automobile Trading Business, which commenced in the second quarter of fiscal year 2025. All revenue and cost related to Automobile and Related Business, other than those related to International Automobile Trading Business, had been included in the discontinued operations pursuant to Companys’ divestment of its PRC business as stated in Note 1. Accordingly, the Company now reports segment financial information based on two reportable segments: (i) Bitcoin Mining Business and (ii) International Automobile Trading Business, in alignment with this change in how the CODM assesses performance and allocates resources.

CODM evaluates the operating results based on the amount of income before income taxes of each reportable segment. This financial metric is used to perform analytical comparisons between periods and to monitor budget-to-actual variances on a periodic basis in order to assess performance and allocate resources.

As Automobile and Related Business was reclassified into discontinued operations for the year ended December 31, 2024, reference should be made to the profit and loss and assets from the continuing operations on the consolidated financial statements for segment information related to Bitcoin Mining Business. Key financial information by segment for the year ended December 31, 2023 has not been presented because such information is no longer meaningful following its classification as discontinued operations.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.20 Segment information (continued)

The following table summarizes key financial information of income by segment from continuing operations for the year ended December 31, 2025:

	For the year ended December 31, 2025
	Bitcoin	International Automobile
	Mining Business	Trading Business	Total

Revenues	678,248,212	9,831,011	688,079,223
Less: Operating cost and other relevant expenses
Cost of revenue (exclusive of depreciation shown below)	533,802,755	9,497,111	543,299,866
Cost of revenue (depreciation)	116,636,416	—	116,636,416
Provision for credit losses	1,677,444	—	1,677,444
Impairment loss from mining machines	338,280,027	—	338,280,027
Gain from changes in fair value of crypto currencies	(115,331)	—	(115,331)
Loss from change in fair value of receivable for Bitcoin collateral	96,498,438	—	96,498,438
Interest expense	5,910,431	—	5,910,431
Interest expense - related party	14,055,103	—	14,055,103
Reportable segment income (loss) before income taxes	(428,497,071)	333,900	(428,163,171)
Reconciliations to income (loss) before income tax
General and administrative expense – staff cost	—	—	12,641,536
General and administrative expense – others	—	—	16,256,580
Interest income	—	—	(2,017,566)
Foreign exchange loss, net	—	—	225,383
Other income and expense, net	—	—	(3,321,793)
Net loss before income taxes from continuing operations	—	—	(451,947,311)

The following table summarizes significant expense categories and amounts in 2024 and 2023:

	For the years ended
	December 31,	December 31,
	2023	2024
General and administrative expense
Staff cost	5,527,744	10,124,393
Others	1,495,945	5,682,941
Total	7,023,689	15,807,334

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.20 Segment information (continued)

The following table summarizes key financial information of asset by segment as of December 31, 2025:

	As of December 31, 2025
	Bitcoin	International Automobile
	Mining Business	Trading Business	Total
Segment assets:
Current assets
Accounts receivable, net	1,639,404	22,298	1,661,702
Accounts receivable, net - related parties	1,064,440	—	1,064,440
Prepayments and other current assets, net	5,831,518	1,004,081	6,835,599
Other current assets, net - related party	74,270,770	—	74,270,770
Non-current assets
Mining machines, net	248,745,505	—	248,745,505
Property, plant and equipment, net	18,797,925	—	18,797,925
Intangible assets, net	292,836	—	292,836
Operating lease right-of-use assets, net	2,079,937	—	2,079,937
Receivable for Bitcoin collateral, net - non-current - related party	662,968,814	—	662,968,814
Other non-current assets, net	68,025,983	—	68,025,983
Other non-current assets, net - related party	6,955,650	—	6,955,650
Total segment assets from continuing operations	1,090,672,782	1,026,379	1,091,699,161

Reconciliations to total assets
Cash and cash equivalents	—	—	41,243,627
Crypto currencies	—	—	42,545
Total assets from continuing operations	—	—	1,132,985,333

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.20 Segment information (continued)

Disaggregated revenue data by geographic area in terms of customers’ locations is as follows:

	For the year ended December 31, 2025
	Bitcoin	International Automobile
	Mining Business	trading Business	Total

British Virgin Islands	675,501,646	—	675,501,646
Others	2,746,566	9,831,011	12,577,577
Total	678,248,212	9,831,011	688,079,223

For the year ended December 31, 2024
Bitcoin
Mining Business
British Virgin Islands	89,908,403
Total	89,908,403

Selected assets of mining machines, property, plant and equipment and operating lease right-of-use assets by geographic area are as follows:

	As of December 31, 2025
	Bitcoin
	Mining Business	Total
Asia	29,410,962	29,410,962
North America	141,129,598	141,129,598
Africa	78,410,435	78,410,435
Others	20,672,372	20,672,372
Total	269,623,367	269,623,367

	As of December 31, 2024
	Bitcoin	Reconciled
	Mining Business	items	Total
Asia	37,289,109	249,841	37,538,950
North America	92,809,899	—	92,809,899
Africa	90,541,946	—	90,541,946
Others	22,165,759	—	22,165,759
Total	242,806,713	249,841	243,056,554

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.21 Discontinued Operations

On May 27, 2025, the Company finalized the divestment of all its business related to loan facilitations, aftermarket services, financing leasing services, domestic automotible trading and related services in the PRC (the “PRC Business”), a strategic transaction valued at approximately US$351.94 million in cash with Ursalpha Digital Limited. The sale repositions the Company to be focus on its Bitcoin mining operations and international automobile trading. Thereafter, the Company no longer retains any interests in the VIEs following the disposal of PRC business. The disposal represents a strategic shift and has a major effect on the financial statements, so it is presented as a discontinued operation.

In July 2025, the Company appointed a new leadership team. Following these appointments, one of the newly appointed directors owns Ursalpha Digital Limited. As a result, Ursalpha Digital Limited was identified as a related party of the Company as of the end of the reporting period (refer to Note 20).

The following table represents the summary of assets and liabilities disposed on May 27, 2025, and related loss resulting from the transaction:

May 27, 2025
Consideration	351,941,519
Current assets of discontinued operations	375,714,681
Non-current assets of discontinued operations	73,787,748
Total assets of discontinued operations	449,502,429
Current liabilities of discontinued operations	12,919,408
Non-current liabilities of discontinued operations	6,261,781
Total liabilities of discontinued operations	19,181,189
Loss from disposal of discontinued operations	(78,379,721)
PRC withholding tax for indirect transfer of PRC assets	(39,340,669)
Release accumulated other comprehensive loss	(44,270,340)
Loss from disposal of discontinued operations after tax	(161,990,730)
Loss from discontinued operations after tax from January 1, 2025 to May 27, 2025	(7,171,979)
Net loss from discontinued operations from January 1, 2025 to May 27, 2025	(169,162,709)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.21 Discontinued Operations (continued)

Assets and liabilities of discontinued operations were as follows as of December 31, 2024:

As of December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	86,247,191
Restricted cash - current – others	1,481,477
Short-term investments	128,618,388
Accounts receivable, net	1,497,641
Finance lease receivables	2,833,899
Financing receivables	778,855
Short-term contract asset, net	4,619,614
Prepayments and other current assets, net	4,036,337
Total current assets of discontinued operations	230,113,402
Non-current assets
Restricted cash - non-current	39,377,146
Property and equipment, net	843,464
Intangible assets	6,497,283
Long-term contract asset	2,404,483
Finance lease receivables	1,275,359
Operating lease right-of-use assets	5,403,686
Other non-current assets	555,784
Total non-current assets of discontinued operations	56,357,205
TOTAL ASSETS OF DISCONTINUED OPERATIONS	286,470,607
LIABILITIES
Current liabilities:
Short-term lease liabilities	903,762
Accrued expenses and other current liabilities	13,723,267
Deferred guarantee income	1,614,910
Contingent risk assurance liabilities	4,273,071
Income tax payable	2,357
Total current liabilities of discontinued operations	20,517,367
Non-current liabilities:
Deferred tax liability	1,469,199
Long-term lease liabilities	5,075,071
Other non-current liabilities	2,619
Total non-current liabilities of discontinued operations	6,546,889
TOTAL LIABILITIES OF DISCONTINUED OPERATIONS	27,064,256

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.21 Discontinued Operations (continued)

Operating results from discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
Revenues	242,682,162	21,051,436	1,143,723
Operating cost and expenses
Cost of revenue	215,581,508	11,675,910	2,350,868
Sales and marketing	5,549,957	1,820,336	89,138
General and administrative	15,321,448	18,822,734	4,328,419
Research and development	4,294,079	759,722	44,729
Net gain on contingent risk assurance liabilities	3,654,895	(3,863,348)	(1,073,370)
Net recovery on provision for credit losses	(19,461,865)	(38,223,001)	(2,366,384)
Impairment loss from goodwill	21,197,627	—	—
Total operating cost and expenses	246,137,649	(9,007,647)	3,373,400
Interest income	1,903,232	5,284,670	597,333
Net gain on equity securities	3,442,198	1,165,910	—
Interest expense	(584,601)	—	—
Foreign exchange gain (loss), net	184,020	229,512	(74,202)
Other income	3,649,819	633,357	1,762,390
Other expenses	(231,684)	(293,897)	(7,228,461)
Income (loss) from discontinued operations before tax	4,907,497	37,078,635	(7,172,617)
Income tax expenses (benefits)	(13,326,297)	(183,651)	638
Income (loss) from discontinued operations after tax	(8,418,800)	36,894,984	(7,171,979)

Net cash provided by (used in) discontinued operating activities	139,019,378	38,850,280	(14,407,658)
Net cash provided by (used in) discontinued investing activities	190,070,347	(85,570,858)	(54,180,371)
Net cash used in discontinued financing activities	(136,619,066)	(5,426,532)	—

Cash flows in respect of the disposal were as follows:

For the year ended December 31, 2025
US$
Cash and cash equivalent deconsolidated	61,108,542
Proceeds from the disposal of subsidiaries	270,674,465
Proceeds from the disposal of subsidiaries, net of cash disposed	209,565,923

2.22 Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive (loss) income includes net income, foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.23 Fair value measurements

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investment, receivable for Bitcoin collateral, other current assets, short-term and long-term debts, accrued expenses and other liabilities. The net carrying amounts of these financial instruments, except for short-term investment, receivable for Bitcoin collateral, and long-term debts, approximate their fair values because of their generally short maturities. The fair value of time deposits was determined based on the prevailing interest rates in the market and the receivable for Bitcoin collateral is carried at fair value based on the primary market price of the underlying Bitcoins. The net carrying amount of long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

2.24 Share-based compensation

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.25 Earnings (losses) per share

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

2.26 Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

2.27 Significant risks and uncertainties

Concentration of credit risk

Financial assets that potentially subject the Company to significant concentrations of credit risk primarily consist of receivables related to Bitcoin collateral pledged to Antalpha Digital Pte. Ltd., a related party and the Company’s major funding partner under several loan arrangements (see Note 9).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.27 Significant risks and uncertainties (continued)

Under the applicable financing agreements, certain Bitcoins are pledged as collateral for outstanding borrowings. As a result, the Company is exposed to credit risk associated with the counterparty’s custody and control of the pledged digital assets.

The Company manages the credit risk related to receivables for Bitcoin collateral through:

1.Ongoing credit evaluation of the related-party lender and its underlying funding sources;

2.Contractual safeguards under the relevant loan and collateral agreements; and

3.Daily monitoring, supervision, and reconciliation of the designated crypto wallet balances, including verification of pledged asset status.

Concentration of purchase

The Company has entered into hosting agreements with Bitmain Development Limited and Bitmain Technologies Georgia Limited (collectively, “Bitmain”) for the hosting of its mining machines. The hosting costs incurred with Bitmain represented 100% and 94% of the Company’s total energy and hosting costs for the years ended December 31, 2024 and 2025, respectively. The decrease was primarily attributable to the Company’s efforts to diversify its hosting suppliers. For the month ended December 31, 2025, the concentration rate was decreased to approximately 81%.

Notwithstanding the foregoing, Bitmain, founded by Mr. Ketuan Zhan, remains an important business partner of the Company. The Company continues to monitor supplier concentration risk and evaluate alternative suppliers to enhance operational resilience.

Concentration of source of revenue

For the years ended December 31, 2024 and 2025, substantially all of the Company’s revenue was derived from a single Bitcoin mining pool operator, Antpool Technologies (BVI) Limited (“Antpool”). Revenue attributable to Antpool represented approximately 100% and 98.57% of the Company’s total revenue for the years ended December 31, 2024 and 2025, respectively. Based on the information from Bitmain’s official website, Antpool was originally launched by Bitmain and has operated independently since May 2021.

Accordingly, the Company is subject to significant customer concentration risk. To mitigate such risk, the Company monitors mining reward settlements and transfers to its designated earning wallets on a daily basis and began developing relationships with alternative mining pool operators during 2025.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps, to economically manage its interest rate exposures on its interest-bearing assets and liabilities. For the Company’s hashrate financing loan, the annual interest rate caps at 10%. For the Company’s product loan and mining site loan, the annual interest rate is 10% and 9%, respectively. The Company has not been exposed to material risks due to changes in market interest rates.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.27 Significant risks and uncertainties (continued)

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in Bitcoin value; changes in energy cost of mining machines; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and credit assessment.

Liquidity risk

The Company has incurred losses in 2025 and the Company had a working capital deficit as of December 31, 2025. The Company’s principal sources of liquidity have been issuance of equity securities, borrowings from banks and related parties and other third-parties, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

The Company has secured equity financings for a total amount of $75.5 million from January 1, 2026 to the date of filing. See details in Note 21. The Company’s cash flow projections indicate that the Company’s existing cash and cash equivalents and cash provided by operating activities, together with additional financing available, will be sufficient to cover the liquidity needs that become due within one year after the date that the consolidated financial statements are issued.

2.28 Recent Accounting Pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. See Note 13 for relevant income tax disclosures.

In March 2025, the FASB issued ASU 2025-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). This update revises the SEC paragraphs in the Codification, primarily within Liabilities (Topic 405), to align with the SEC staff’s issuance of SAB 122, which rescinds SAB 121 related to safeguarding obligations for crypto-asset platforms. The update does not create new GAAP requirements but removes obsolete SEC guidance superseded by SAB 122. ASU 2025-02 is effective for annual reporting periods beginning after December 15, 2024, with retrospective application required. As the Company operates as a Bitcoin mining entity and does not provide custodial services or safeguard crypto assets for others, this new guidance does not directly impact its financial statements.

New accounting standards which have not yet been adopted

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.28 Recent Accounting Pronouncements (continued)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606 by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to Capitalization Guidance (“ASU 2025-06”). The amendments clarify and refine the accounting for internal-use software development costs by (i) aligning the guidance more closely with the software development life cycle, (ii) addressing the treatment of certain preliminary project and post-implementation costs, and (iii) requiring additional disclosures about significant internal-use software projects. The amendments in this update are effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the guidance prospectively to costs incurred after the date of adoption; retrospective application is not permitted. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. For entities other than public business entities, this amendment is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

3.CRYPTO CURRENCIES

The following table presents a description of the Company’s crypto currencies holdings as of December 31, 2025. The Company has no crypto currency holdings prior to January 1, 2025.

As of December 31, 2025
Crypto currencies holdings
Number of units	42,653
USDT	42,549
Crypto currencies other than USDT	104
Cost basis of crypto currencies	42,604
Fair value of crypto currencies	42,545

The following table presents information based on the activity of crypto currencies through the Company’s own wallets for the year ended December 31, 2025:

As of December 31, 2025
Beginning balance	—
Crypto currencies received in operating activities	2,023,506
Crypto currencies received from mining site operation	1,969,336
Crypto currencies received from others	54,170
Crypto currencies paid in operating activities	(6,271,399)
Crypto currencies paid for deposit	(1,863,300)
Crypto currencies paid for maintenance fee	(1,751,275)
Crypto currencies paid for others	(2,656,824)
Crypto currencies received from financing activities	14,677,787
Crypto currencies received from hashrate loan	14,677,787
Crypto currencies paid in investing activities	(10,502,680)
Crypto currencies paid for purchase of mining site	(10,502,680)
Gain from changes in fair value of crypto currencies	115,331
Ending balance	42,545

The Company’s crypto currencies holdings shown in this note are not subject to rehypothecation and do not serve as collateral for any existing loans or agreements.

Energy and hosting costs paid in crypto currencies totaled US$17,067,978 and US$478,098,035 for the years ended December 31, 2024 and 2025, respectively, were funded through borrowings from Antalpha Digital Pte. Ltd., who paid the suppliers directly on the Company’s behalf.

4.PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consist of the following:

	As of December 31, 2024	As of December 31, 2025
Prepaid mining machine hosting expenses	25,004,141	3,550,921
Inventory	—	628,914
Prepayments for vehicles	—	375,166
Interest receivables	1,877,373	—
Others	84,695	2,344,351
Prepayments and other current assets	26,966,209	6,899,352
Less: allowance for prepayments and other current assets	—	(63,753)
Prepayments and other current assets, net	26,966,209	6,835,599

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

5.RECEIVABLE FOR BITCOIN COLLATERAL, NET - RELATED PARTY

	As of December 31, 2024	As of December 31, 2025
Receivable for Bitcoin collateral, net - current	84,838,573	—
Receivable for Bitcoin collateral, net - non-current - related party	—	663,985,014
Less: allowance for receivables for Bitcoin collateral	(302,006)	(1,016,200)
Total receivable for Bitcoin collateral, net - related party	84,536,567	662,968,814

As of December 31, 2024 and 2025, all of the Company’s Bitcoins were posted as collateral (refer to Note 9). These Bitcoins had a total cost basis of approximately US$88.3 million and US$763.4 million, respectively, and a fair value of approximately US$84.8 million and US$664.0 million, respectively. The loss from change in fair value of receivable for Bitcoin collateral of approximately US$3.4 million and US$96.5 million, respectively, has been recorded in accumulated deficit.

6.MINING MACHINES, NET

Mining machines consist of the following:

	As of December 31, 2024	As of December 31, 2025
Mining machines	254,346,496	705,693,431
Less: accumulated depreciation	(11,539,783)	(118,667,899)
Less: provision for impairment	—	(338,280,027)
Mining machines, net	242,806,713	248,745,505

Depreciation expense related to mining machines, for the years ended December 31, 2024 and 2025, were US$11,539,783 and US$115,835,500, respectively.

In November 2024, the Company entered into agreements with multiple sellers to purchase mining machines that produces an aggregate hash rate of 18 Exahash by issuance of ordinary shares, and the transaction was closed on June 27, 2025, when the acquisition was initially recorded at the fair value of the equity consideration, calculated using the contracted share number of 146,670,925 shares at US$2.23/share on that date together with the fair value of the warrant granted under the agreement. The carrying value was subsequently adjusted to the machines’ fair value through a discounted cash flow analysis, resulting in the provision of impairment loss of US$256,856,571.

On August 14, 2025, the Company entered into an arrangement to upgrade its mining machines and, as part of this plan, agreed to pay an aggregate price difference of approximately US$43.04 million for the upgrade.

During the year ended December 31, 2025, decrease in the price of Bitcoin resulted in decrease in the market price of mining machines, indicating that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the Company’s miners to be less than their net carrying value as of December 31, 2025, and the Company recognized an additional impairment loss of US$81,423,456.

As of December 31, 2025, the Company pledged all of its mining machines as collateral under its debt arrangements with its related party, Antalpha Digital Pte. Ltd., to maintain compliance with the loan-to-value ratio requirements (refer to Note 9).

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

7.PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31, 2024	As of December 31, 2025
Mining site assets	—	19,500,000
Office and electronic equipment	72,117	106,866
Less: accumulated depreciation	(6,657)	(808,941)
Property, plant and equipment, net	65,460	18,797,925

Depreciation expense related to property, plant and equipment, for the years ended December 31, 2024 and 2025, were US$6,657 and US$815,814, respectively. Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

In July 2025, the Company entered into a purchase agreement with LN Energy 3, LLC to acquire a 50MW mining site located in Georgia, USA. The acquisition included the land, buildings and mining site equipment and was accounted for as an asset acquisition. The total purchase price was US$19,500,000.

8.OTHER NON-CURRENT ASSETS, NET

Other non-current assets are summarized as follows:

	As of December 31, 2024	As of December 31, 2025
Service deposit made to mining machine hosting service provider	44,992,599	67,307,532
Investment	—	2,000,000
Total other non-current assets	44,992,599	69,307,532
Less: allowance for other non-current assets	(371,197)	(1,281,549)
Other non-current assets, net	44,621,402	68,025,983

9.DEBTS-RELATED PARTY

The Company has developed a strategic funding relationship with its related party lender, Antalpha Digital Pte. Ltd. (“Antalpha Digital”), a wholly owned subsidiary of Antalpha Platform Holding Company (NASDAQ: ANTA) (collectively, “Antalpha”). Antalpha provides the Company with various mining-related financing arrangements, including: (i) hashrate financing loans; (ii) product loans; and (iii) mining site loans. As of December 31, 2025, the aggregate outstanding principal balance under these arrangements was approximately US$557.6 million, representing approximately 50% of the Company’s total assets.

In accordance with the registration statement of Antalpha (File No. 333-286629) filed on May 15, 2025, Antalpha is partially funded by Northstar Digital Holding Limited and its affiliates (collectively, “Northstar”), which is considered to be a related party by having significant influence over Antalpha. Northstar is owned by an irrevocable trust, of which Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

9.DEBTS-RELATED PARTY - CONTINUED

Details of the outstanding related party debt arrangements are as follows:

Name	Fixed/floating annual rate	Term	As of December 31, 2024	As of December 31, 2025
Hashrate financing loan (i)	Floating, cap at 10.0%	Matures on April 30, 2028	17,067,978	522,096,364
Product loan (ii)	10%	2 Years	—	25,721,307
Mining site loan (iii)	9%	2 Years	—	9,750,000

(i) Hashrate financing loan:

On November 11, 2024, the Company entered into a Master Loan Agreement with its related party, Antalpha Digital Pte. Ltd. (the “Lender”), pursuant to which the Lender agreed to provide the Company with a credit line to borrow fiat currency or cryptocurrency for the purpose of paying hosting expenses for the Company’s mining machines. Loans under the agreement are denominated in U.S. dollars and are typically paid directly to the Company’s service providers. The borrowing capacity is determined by the market value of cryptocurrency collateral pledged by the Company to lender-designated wallets.

Under the terms of the agreement, there was no stated borrowing cap during the first twelve months following inception. Thereafter, the borrowing limit is generally restricted to 60% of the market value of the pledged cryptocurrency collateral. The agreement does not specify an expiration date. Amounts drawn do not have a fixed maturity date, provided that sufficient collateralization is maintained in accordance with the agreed loan-to-value (“LTV”) requirements.

On September 30, 2025, the Company entered into a supplementary agreement with the Lender to amend the mining hashrate loan from an open-term arrangement to a fixed-term structure with a scheduled maturity date of April 30, 2028, unless otherwise mutually agreed by the parties. No other significant terms were modified. The Company may negotiate with the Lender for early repayment prior to the contractual maturity date depending on market conditions.

(ii) Product loan

On August 11, 2025 and November 11, 2025, the Company entered into separate Product Loan Agreements with the Lender. Under these agreements, the Lender agreed to provide product loans with principal amounts of USDT 14,381,258.57 and USDT 11,340,048.06, respectively, to finance the Company’s purchase of mining machines pursuant to the applicable purchase agreements.

(iii) Mining site loan

On December 11, 2025, the Company entered into a Loan and Security Agreement with the Lender, pursuant to which the Company may request revolving advances in an aggregate principal amount not to exceed USDT 9,750,000.

As security for this loan, the Company pledged 100% of the equity interests of GreenVolt Technology LLC, a wholly owned subsidiary of the Company. GreenVolt Technology LLC holds the all of our mining site assets.

The weighted average interest rate for the outstanding debts was at 7.5% and 7.6% as of December 31, 2024 and December 31, 2025.

As of December 31, 2025, the Company maintained compliance with the required LTV ratio by collateralizing all of its Bitcoin holdings, mining machines, and the equity interests in GreenVolt Technology LLC.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

9.DEBTS-RELATED PARTY - CONTINUED

The future maturity of the long-term debts from related party as of December 31, 2025 is as follows:

Years	Long-term related party debts
2026	—
2027	35,471,307
2028	522,096,364
2029	—
2030	—
Thereafter	—
Total	557,567,671

Subsequent to the reporting date, the Company elected to settle the majority of the outstanding loan balance. See Note 21 for further details.

Besides the debts outstanding as of December 31 2025 as stated above, in connection with the disposal of the PRC business, the Company settled in full the outstanding amount of US$174,346,597 owed to the discontinued operations. This amount was eliminated as an inter-company transaction prior to the disposal of the discontinued operations.

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2024	As of December 31, 2025
Payment due for mining machine purchase	126,317,900	42,629,649
Payment due for hosting expenses	40,109,274	33,700,717
Customer advances	1,637,864	1,727,397
Other tax payables	—	746,737
Interest payable	63,640	—
Payable to employees	2,000,000	557,543
Accrued professional service fees	781,798	1,503,972
Deposit due to third-parties	—	297,424
Payable to dealers and suppliers	—	948,351
Others	80,043	217,285
Total accrued expenses and other current liabilities	170,990,519	82,329,075

11.LEASE

The Company has entered into operating leases mainly for offices in different regions with lease terms ranging from 1 to 5.5 years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to three months, and no restrictions or contingent rents.

Operating lease costs were US$118,262, US$320,566 and US$398,298 for the years ended December 31, 2023, 2024 and 2025, respectively, which excluded short-term lease costs. Short-term lease costs were US$180,507, US$5,125 and US$138,254 for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, no lease costs for operating leases were capitalized.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

11.LEASE – CONTINUED

The weighted average remaining lease term as of December 31, 2023, 2024 and 2025 was 0.9 years, 0.9 years and 3 years, respectively. The weighted average discount rate as of December 31, 2023, 2024 and 2025 was 6.05%, 6.05% and 6.05%, respectively.

Supplemental cash flow information related to operating leases is as follows:

	2023	2024	2025
Cash payments for operating leases	111,786	316,608	249,357
Operating ROU assets obtained in exchange for new operating lease liabilities	—	389,024	2,361,670
Operating ROU assets released in exchange for operating lease liabilities	—	—	119,252

Future minimum lease payments under non - cancelable operating lease agreements consist of the following as of December 31, 2025:

As of December 31,
2025
1 year (Including 1 year)	693,030
1 year to 2 years (Including 2 years)	551,585
2 years to 3 years (Including 3 years)	448,469
3 years to 4 years (Including 4 years)	465,134
4 years to 5 years (Including 5 years)	363,004
Over 5 years	22,329
Total lease payments	2,543,551

Less: imputed interest	(314,320)
Present value of lease liabilities	2,229,231

12.COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2024	2025
Cost of mining services - energy and hosting costs	63,547,329	525,636,805
Cost of mining services - depreciation	11,539,783	115,835,500
Cost of vehicle	—	9,497,111
Others	—	8,966,866
Total	75,087,112	659,936,282

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

13.INCOME TAXES

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

USA

Under the current laws, the federal corporate income tax rate in the United States is generally assessed at the rate of 21%. Unlike the uniform federal rate, state corporate income tax rates vary significantly. The rates range from as low as 2.0% to as high as 11.5%.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains.

Singapore

Under the current laws of Singapore, subsidiaries in Singapore are subject to corporate income tax at the statutory rate of 17% on their assessable profits generated from Singapore.

China – discontinued operations

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

13.INCOME TAXES - CONTINUED

The Company’s net income (loss) before income taxes consists of:

	For the years ended December 31,
	2023	2024	2025
Cayman Islands	4,032,849	3,832,955	(304,615,700)
Hong Kong	(1,090,792)	924,372	(79,214,144)
USA	—	—	(79,534,640)
British Virgin Islands	—	—	11,428,934
Singapore	—	—	(11,761)
Net income (loss) before income taxes	2,942,057	4,757,327	(451,947,311)

The current and deferred component of income tax expenses are as follows:

	For the years ended December 31,
	2023	2024	2025
Current income tax expense	—	—	842,023
Deferred income tax benefit	—	—	—
Total income tax benefit	—	—	842,023

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	US$	US$
Non-current deferred tax assets
Impairment for mining machines	—	13,622,459
Lease liabilities	45,059	28,251
Depreciation of long-lived assets	—	421,770
Change in fair value of crypto currencies	—	4,813
Accrued bonus	—	47,715
Net operating loss carry-forward	2,019,455	5,086,022
Less: valuation allowance	(2,019,455)	(19,185,099)
Non-current deferred tax assets, net	45,059	25,931
Non-current deferred tax liabilities	—	—
Operating lease right-of-use assets	(45,059)	(25,931)
Others	(1)	(1)
Non-current deferred tax liabilities	(45,060)	(25,932)

Non-current deferred tax liabilities, net of deferred tax assets	(1)	(1)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

13.INCOME TAXES - CONTINUED

The table below provides the updated requirements of ASU 2023-09 for 2025.

The reconciliation of effective income tax rate computed by applying the U.S. statutory tax rate of 21% is as follows:

	For the year ended December 31, 2025
	US$
Provision for income taxes at U.S. federal statutory rate	(94,908,935)	21.00%
State and local income taxes, net of federal benefit	(2,020,180)	0.45%
Foreign tax effects:
Cayman Islands
Statutory tax rate diﬀerence between Cayman Islands and United States	63,969,297	(14.15)%
Hong Kong
Non-deductible expenses	12,688,815	(2.81)%
Other foreign jurisdictions
Statutory tax rate diﬀerence between other foreign jurisdictions and United States	1,165,031	(0.26)%
Tax credits:
Valuation allowance	19,501,383	(4.31)%
Non-taxable or non-deductible items:
Non-deductible expenses	15,588	(0.00)%
Adjustment to prior period provision	431,024	(0.10)%
Total tax provision and effective tax rate	842,023	(0.18)%

As of December 31, 2025, the Company had net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes of approximately $19.98 million. These NOLs were generated in tax years ending after December 31, 2020. Under current tax law, these federal NOLs can be carried forward indefinitely but are limited to offsetting 80% of taxable income in any future taxable year.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

13.INCOME TAXES - CONTINUED

The Company conducts a significant portion of its business activities in the United States, Hong Kong, and Singapore, and is subject to taxation in these jurisdictions. As a result of these activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the respective tax authorities. As of December 31, 2025, the tax returns for the Company’s United States entities for the years 2024 through 2025 remain open for statutory examination by the United States tax authorities. The tax returns for the Company’s Hong Kong entities for the year 2025 remain open for statutory examination by the Hong Kong tax authorities. The tax returns for the Company’s Singapore entities for the years 2024 through 2025 remain open for statutory examination by the Singapore tax authorities.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the HK income tax rate as follows:

	For the years ended December 31,
	2023	2024
	US$	US$
Income (loss) before provision of income tax	2,942,057	4,757,327
HK statutory income tax rate	16.5%	16.5%
Income tax at statutory tax rate	485,439	784,959
Tax rate differential	(665,420)	(632,438)
Change in valuation allowance	179,981	(152,521)
Income tax expenses	—	—

Unrecognized Tax Benefit

The Company evaluates each uncertain tax position (including the applicability of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2025.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

14.NET INCOME (LOSSES) PER SHARE (“EPS”)

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

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Basic EPS—continuing operations	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net (loss) income	2,058,653	883,404	3,089,749	1,667,578	(436,806,089)	(15,983,245)
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	170.07	72.98	135.22	72.98	273.29	10
Basic EPS	0.01	0.01	0.02	0.02	(1.60)	(1.60)

	For the years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Basic EPS — discontinued operations	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net (loss) income	(5,890,909)	(2,527,891)	23,962,247	12,932,737	(163,191,347)	(5,971,362)
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	170.07	72.98	135.22	72.98	273.29	10
Basic EPS	(0.03)	(0.03)	0.18	0.18	(0.60)	(0.60)

	For the years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Diluted EPS – continuing operations	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net (loss) income attributable to ordinary shareholders	2,096,337	845,720	3,267,498	1,489,829	(436,806,089)	(15,983,245)
Reallocation of net income as a result of conversion of Class B to Class A shares	845,720	—	1,489,829	—	(15,983,245)	—
Net (loss) income attributable to ordinary shareholders for diluted EPS	2,942,057	845,720	4,757,327	1,489,829	(452,789,334)	(15,983,245)
Denominator: (millions of shares)
Number of shares used for basic EPS computation	170.07	72.98	135.22	72.98	273.29	10
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98	—	72.98	—	10	—
Adjustments for dilutive share options (millions of shares)	10.83	—	24.84	—	—	—
Number of shares used for diluted EPS computation	253.88	72.98	233.04	72.98	283.29	10
Diluted EPS	0.01	0.01	0.02	0.02	(1.60)	(1.60)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

14.NET INCOME (LOSSES) PER SHARE (“EPS”) - CONTINUED

	For the years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B
Diluted EPS – discontinued operations	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Numerator:
Net (loss) income attributable to ordinary shareholders	(5,890,909)	(2,527,891)	25,340,762	11,554,222	(163,191,347)	(5,971,362)
Reallocation of net income as a result of conversion of Class B to Class A shares	(2,527,891)	—	11,554,222	—	(5,971,362)	—
Net (loss) income attributable to ordinary shareholders for diluted EPS	(8,418,800)	(2,527,891)	36,894,984	11,554,222	(169,162,709)	(5,971,362)
Denominator: (millions of shares)
Number of shares used for basic EPS computation	170.07	72.98	135.22	72.98	273.29	10
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98	—	72.98	—	10	—
Adjustments for dilutive share options (millions of shares)	10.83	—	24.84	—	—	—
Number of shares used for diluted EPS computation	253.88	72.98	233.04	72.98	283.29	10
Diluted EPS	(0.03)	(0.03)	0.16	0.16	(0.60)	(0.60)

The calculation of diluted net income (loss) per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive. The number of shares that were not included in the calculation of net loss per diluted share because to do so would have been anti-dilutive for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2023	2024	2025
Anti-dilutive employee stock options	—	—	27,791,201
Total anti-dilutive securities	—	—	27,791,201

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

15.FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a recurring basis

In accordance with ASC 820, the Company measures receivable for Bitcoin collateral with readily determinable fair value as of December 31, 2024 and as of December 31, 2025 on a recurring basis.

The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2024 and 2025.

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2024 and 2025:

As of December 31, 2024
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
Asset:
Receivable for Bitcoin collateral	—	84,838,573	—	84,838,573

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on recurring basis as of December 31, 2025:

As of December 31, 2025
		Observable	Non-observable
	Active market	input	input
	(Level 1)	(Level 2)	(Level 3)	Total
Asset:
Receivable for Bitcoin collateral	—	663,985,014	—	663,985,014

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including mining machines, property, plant and equipment, intangible assets, and operating lease right of use assets, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. As of December 31, 2024, the short-term investments represented held-to-maturity time deposits and had a fair value of $40,074,501. The fair value of time deposits was determined based on the prevailing interest rates in the market.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

16.SHARE-BASED COMPENSATION

On May 25, 2018, the Board of Directors of Cango Inc. approved the Employee Stock Ownership Plan(the “ESOP”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations and approved 27,845,526 options under the ESOP. The exercise price for such options is US$1.7951 per share. Options under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with the Company, unless otherwise determined by the plan’s administrator.

In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3). In May 2021, the Company granted another 8,454,422 options (Batch 4). On August 1, 2022, the Company granted another 28,000 options (Batch 5-1) and 1,585,000 options (Batch 5-2). On December 23, 2024, the Company granted another 42,906 options (Batch 6) and shall vest immediately upon grant. In January 2025, the Company granted 1,672,034 options (Batch 7) to Mr. Jiayuan Lin. In April 2025, the Company granted 39,332 options (Batch 8) to eligible employees. All of the above-mentioned option granted fall under the ESOP. Such options shall vest immediately upon grant. Part of the options granted in Batch 4, Batch 5-1, Batch 5-2, Batch 6, Batch 7 and Batch 8 are redistribution of previously forfeited options to different eligible employees. On April 25, 2025, due to the disposal of PRC business, the Company has approved the acceleration of the vesting of Batch 4 and Batch 5 stock options to May 14, 2025.

On April 22, 2022, the Company’s Board of Directors authorized the grant of an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Xiaojun Zhang and an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Jiayuan Lin. Such Share Options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding the Company’s profitable investment in Li Auto Inc., and shall vest immediately upon grant, and have an exercise price of US$1.2951 per Class A Ordinary Share. The option was granted on June 16, 2022.

According to the terms of the ESOP, in the event of the Company distributing cash dividend other than normal cash dividends to its shareholders which affects the price of ordinary shares, an adjustment is required for all outstanding options under the ESOP to reflect such change with respect to exercise price per share.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

16.SHARE-BASED COMPENSATION - CONTINUED

On March 11, 2021, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$147.1 million was paid to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.7951 per share to US$1.2951 per share from March 22, 2021.

On April 22, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$136.6 million was paid to shareholders (netted with dividend received related with treasury shares) of record as of the close of trading on May 25, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.2951 per share to US$0.7951 per share from June 16, 2022.

On October 11, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$134.8 million was paid to shareholders of record as of the close of trading on October 24, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$0.7951 per share to US$0.2951 per share from November 24, 2022.

On June 21, 2025, the Company granted 84,200 options to an external consultant, for strategic advisory work.

On October 21, 2025, the Board of Directors of Cango Inc. approved Share Incentive Plan 2025 (the “Plan”), under which the maximum aggregate number of Shares which may be issued pursuant to all Awards shall initially be equal to 17,727,200 Shares (the “Initial Shares”); provided, that the maximum aggregate number of Shares which may be issued pursuant to all Awards that may be granted under the Plan in the future (the “Share Reserve”) shall be automatically increased on January 1 of each year following the Effective Date to two percent (2%) of the number of Shares outstanding as of such date (the “Limit”) if the Share Reserve would be below the Limit on such date without such automatic increase. Shares under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which the first tranche, one-fourth of the shares, will vest on the Vesting Commencement date, which is the last day of the month in which the first anniversary of the grant date. The remaining of the 36 vesting tranches will vest as to one-forty-eighth of the shares on the last day of each of the 36 months immediately after the Vesting Commencement date.

In November 2025, the Company granted 5,320,000 options (Batch 2025-1) to eligible employees.

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

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

16.SHARE-BASED COMPENSATION-CONTINUED

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third - party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	As of	As of	As of	As of	As of
	December 23, 2024,	January 2, 2025,	April 15, 2025,	June 21, 2025,	Nov. 1, 2025,
	(date of	(date of	(date of	(date of	(date of
	inception)	inception)	inception)	inception)	inception)
	Batch 6	Batch 7	Batch 8		Batch 2025-1
Risk-free interest rate (%)	4.53	4.53	4.53	4.53	4.10
Volatility (%)	50.0	50.0	50.0	50.0	77.4
Expected exercise multiple	2.80	2.80	2.80	2.80	2.80
Dividend yield	Nil	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00	10.00
Exercise price (US$)	0.2951	0.2951	0.2951	0.0001	0.0001
Fair value of ordinary shares (US$)	2.43	2.06	1.92	2.56	2.00

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were US$3,502,443, US$1,404,008, and US$4,881,377 for the years ended December 31, 2023, 2024 and 2025, respectively. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 was US$14,072,259, US$7,215,007 and US$7,817,723 respectively.

A summary of option activity under the ESOP and the Plan is as follows:

			Weighted average	Aggregate
	Number of	Weighted average	Grant date	Intrinsic
	options	exercise price	fair value	Value
Balance, December 31, 2022	36,055,258	0.30	3.00
Granted	—	—	—
Exercised	(1,285,640)	0.30	3.33	381,706
Forfeited	(856,922)	0.30	1.94
Balance, December 31, 2023	33,912,696	0.30	3.00
Granted	42,906	0.30	2.42
Exercised	(1,221,920)	0.30	3.22	1,646,534
Forfeited	(262,902)	0.30	2.00
Balance, December 31, 2024	32,470,780	0.30	3.00
Granted	7,115,556	0.07	2.02
Exercised	(1,987,782)	0.29	3.51	2,350,975
Forfeited	(7,868)	0.3	2.25
Balance, December 31, 2025	37,590,686	0.25	1.79
Vested or expected to vest at December 31, 2025	37,440,686	0.25		46,651,922
Exercisable at December 31, 2025	32,270,686	0.25		38,897,439

As of December 31, 2025, US$9,357,264 of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 1.93 years and a weighted-average remaining contractual term of 5.05 years. Cash received from option exercise under all share-based payment for the years ended December 31, 2023, 2024 and 2025, was US$385,744, US$360,589 and US$495,936, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

16.SHARE-BASED COMPENSATION - CONTINUED

For the years ended December 31, 2023, 2024 and 2025, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2023	2024	2025
General and administrative – continuing operations	3,502,433	1,404,008	4,881,377
General and administrative – discontinued operations	1,968,341	974,328	(8,782)

17.COMMITMENTS AND CONTINGENCIES

Capital commitments

The company’s capital commitments mainly relate to investments and mining site renovations. Total capital commitments contracted but not yet reflected in the financial statements amounted to US$3.55 million as of December 31, 2025. Both the equity investment commitments and the site renovation commitments will be fulfilled within one year.

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies as of December 31, 2025.

18.ORDINARY SHARES

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

On January 19, 2024, 2,322,796 Class A ordinary shares were cancelled. On January 22, 2024, 5,453,090 Class A ordinary shares were cancelled.

On June 27, 2025, the Company closed the transaction to purchase mining machines that produces an aggregate hash rate of 18 Exahash by issuance of 146,670,925 ordinary shares to the sellers.

On July 23, 2025, the secondary sale of 10 million Class B ordinary shares by the co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin, to Enduring Wealth Capital Limited for a total consideration of US$70 million was executed. In connection with the transaction, the Company repurchased the Class A ordinary shares resulting from the automatic conversion of the Class B ordinary shares sold and issued an equivalent number of Class B ordinary shares. In addition, all Class B ordinary shares of the Company held by each co-founder, other than the shares sold in the transaction, were converted into Class A ordinary shares on a one-for-one basis.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

18.ORDINARY SHARES - CONTINUED

On October 15, 2025, the Board of Directors approved the termination of the Company’s American depositary receipts (“ADR”) program. The ADR program and the related Deposit Agreement were terminated after market closed on November 14, 2025, when the Company’s American depositary shares (“ADSs”) were mandatorily cancelled and the Class A ordinary shares underlying the ADSs were distributed to holders of the ADSs. Each holder of one ADS received two Class A ordinary shares of the Company. The Company’s Class A ordinary shares were listed and commenced trading on the New York Stock Exchange (“NYSE”) under the Company’s existing symbol “CANG” on November 17, 2025, immediately after termination of the ADR program.

As of December 31, 2025, there were 431,704,929 and 10,000,000 Class A and Class B ordinary shares issued, respectively, 345,333,888 and 10,000,000 Class A and Class B ordinary shares outstanding respectively.

19.TREASURY SHARES

On March 13, 2025, the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase from time to time of up to US$30 million worth of (i) ADSs (the “Repurchased ADSs”) and /or (ii) fully paid Class A Ordinary Shares (together with the Class A Ordinary Shares underlying the Repurchased ADSs, the “Repurchased Shares”) over a period of 12 months starting from April 25, 2025 (the “Repurchases”).

As of December 31, 2025, the Company repurchased an aggregate of 94,020,913 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021, Share Repurchase Program 2022, Share Repurchase Program 2023, Share Repurchase Program 2024 and New Share Repurchase Program, at an average price of US$1.41, for US$132,110,572. As of December 31, 2025, 7,649,872 Class A ordinary shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 86,371,041 Class A ordinary shares, at an average price of US$1.20, for US$103,424,568.

20.RELATED PARTY TRANSACTIONS

Antalpha Digital Pte. Ltd., a wholly owned subsidiary of Antalpha Platform Holding Company (NASDAQ: ANTA) (collectively, “Antalpha”), is considered a related party of the Company, notwithstanding that Antalpha does not hold an equity interest in the Company. On July 23, 2025, the Company and Antalpha became related parties. Since such date, Mr. Xin Jin, the chief executive officer, chairman, and founder of Antalpha, has served as a non-executive director and chairman of the Company. Additionally, two of the three individuals controlling Enduring Wealth Capital Limited, which controls the Company, were also among the three individuals controlling Antalpha Technologies Holding Company, which controls Antalpha. One of these two individuals transferred her interest in Enduring Wealth Capital Limited to another person not referenced above on November 26, 2025.

As of December 31, 2025, the Company had entered into hashrate financing loans, product loans, and mining site loans with Antalpha (see Note 9). The hashrate financing loan was entered into in November 2024, whereas the product loans and mining site loans were entered into after July 23, 2025, when the Company and Antalpha became related parties. These loans were used to fund mining-related operating costs and to finance the purchase of mining machines and mining facilities. From July 23, 2025 through December 31, 2025, the Company incurred borrowings from Antalpha and repayments to Antalpha of approximately US$278.4 million and nil, respectively, and recognized interest expense of approximately US$14.1 million. As of December 31, 2025, the outstanding loan balance due to Antalpha Digital Pte. Ltd. was approximately US$557.6 million, with accrued interest payable of approximately US$3.5 million. To facilitate these loan arrangements, the Company pledged all of its bitcoin holdings, with a carrying value of approximately US$663.0 million, and all of its mining machines, with a carrying value of approximately US$248.7 million, to Antalpha. The Company also pledged 100% of the equity interests of GreenVolt Technology LLC, a wholly owned subsidiary of the Company to Antalpha. GreenVolt Technology LLC holds all of our mining site assets.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

20.RELATED PARTY TRANSACTIONS - CONTINUED

Ursalpha Digital Limited (“Ursalpha”) is considered a related party because Ursalpha is controlled by one of the directors of the Company, despite there being no equity interest relationship between Ursaplha and the Company. The director was appointed on July 23, 2025 and Ursalpha became a related party of the Company from that date forward. As of December 31, 2025, amounts due from Ursalpha consisted of short-term receivables of approximately US$74.3 million and long-term receivables of approximately US$7.0 million. The receivables arose from the Company’s divestment of its PRC businesses to Ursalpha on May 27, 2025 (the “PRC Divestment Closing Date”), as described in Note 1. At the time of the divestment, Ursalpha was not a related party of the Company. Pursuant to the divestment agreement, a portion of the purchase consideration, recorded as receivables, was subject to a holdback mechanism designed to address (i) historical credit risk exposure associated with the loan facilitation business of the divested PRC entities and (ii) withholding income tax obligations arising from the indirect transfer of PRC assets. For the year ended December 31, 2025, approximately US$60 million of the holdback amounts were released and received on a quarterly basis subsequent to the PRC Divestment Closing Date.

Mining Ninjas US, Inc. (“NINJAS”) is considered a related party of the Company because one of the officers of the Company also serves on the board of directors of NINJAS, despite there being no equity interest relationship between NINJAS and the Company. On October 1, 2025, the Company entered into a Master Services Agreement with NINJAS, pursuant to which the Company provides hosting, operation, and maintenance services to NINJAS at the Company’s self-operated mining site. For the year ended December 31, 2025, revenue generated from transactions with NINJAS amounted to approximately US$1.4 million. As of December 31, 2025, an outstanding balance of approximately US$1.0 million was recorded as accounts receivable due from NINJAS. In addition, as of December 31, 2025, business deposits and advances received from NINJAS totaling approximately US$697 thousand were recorded within accrued expenses and other current liabilities as amounts due to a related party.

Aurora Energy LLC (“Aurora”) is considered a related party of the Company because it is controlled by one of the directors of the Company, despite there being no equity interest relationship between Aurora and the Company. On October 1, 2025, the Company entered into a Miner Operation and Maintenance Service Agreement and a Master Services Agreement with Aurora, pursuant to which the Company provides hosting, operation, and maintenance services. For the year ended December 31, 2025, revenue generated from transactions with Aurora amounted to approximately US$96 thousand. As of December 31, 2025, accounts receivable due from Aurora totaled approximately US$36 thousand. In addition, as of December 31, 2025, deposits and advances received from Aurora totaling approximately US$49 thousand were recorded within accrued expenses and other current liabilities as amounts due to a related party.

Mr. Xiaojun Zhang and Mr. Jiayuan Lin (the “Co-founders”) are considered related parties due to the significant influence over the Company for the year ended December 31, 2025. In August 2025, the Company entered into consulting agreements with the Co-founders. For the year ended December 31, 2025, the Company incurred consulting service fees of approximately US$1.1 million under such agreements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Amounts in U.S. dollars (“US$”), except for number of shares data)

21.SUBSEQUENT EVENTS

On December 29, 2025, the Company entered into investment agreements with Enduring Wealth Capital Limited (EWCL), pursuant to which EWCL agreed to make equity investments of US$10.5 million in the Company in exchange for 7,000,000 Class B ordinary shares. The transaction closed on February 9, 2026, generating net proceeds equivalent to US$10.5 million, settled in USDT.

On February 12, 2026, the Company entered into definitive agreements with entities wholly owned by Mr. Xin Jin, Chairman of the Company, and Mr. Chang-Wei Chiu, a director of the Company, pursuant to which such entities agreed to make aggregate equity investments of US$65.0 million in the Company in exchange for 49,242,424 Class A ordinary shares. The transaction closed on March 31, 2026, generating net proceeds equivalent to US$65.0 million, settled in USDT.

On April 1, 2026, the Company entered into a securities purchase agreement (the “SPA”) with DL Holdings Group Limited (“DL Holdings”). Pursuant to the SPA, the Company issued to DL Holdings (i) a convertible note in the principal amount of US$10.0 million (the “Note”) and (ii) a warrant to purchase up to 370,370 Class A ordinary shares at an exercise price of US$2.70 per share. The initial maturity date of the Note is April 1, 2028, subject to certain optional extensions. The Note may be converted into Class A Ordinary Shares at a conversion price of US$1.62 per share at any time from April 1, 2027 until maturity. The Warrant is exercisable immediately upon issuance, in whole or in part, and will expire on April 1, 2028. The Company received gross proceeds of US$10.0 million upon closing on April 1, 2026.

Subsequent to December 31, 2025 and through the reporting date, the Company entered into agreements to dispose of mining machines representing approximately 11.0 EH/s of hashrate for total consideration of US$19.8 million. As a result of these transactions, the Company expects to record an estimated loss of US$20.8 million, subject to the final settlement.

In February and March 2026, the Company implemented deleveraging measures by utilizing proceeds from the sale of Bitcoins and available liquidity to repay outstanding indebtedness. As of March 31, 2026, the total outstanding loan balance was approximately US$30.6 million, compared to US$557.6 million as of December 31, 2025, and the fair value of receivables for Bitcoin collateral was US$68.5 million, compared to US$664.0 million as of December 31, 2025.